Form 20-F
period 2013-12-31
Dynagas LNG Partners LP
filed 2014-03-25
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-36185

DYNAGAS LNG PARTNERS LP
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674, Greece
(Address of principal executive offices)

Michael Gregos 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674, Greece Tel: 011 30 210 8917 260, Facsimile: 011 30 210 894 7275
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common units representing limited partnership interests	NASDAQ Global Select Market
Title of class	Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

14,985,000 Common Units
14,985,000 Subordinated Units
30,000 General Partner Units

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[_] Yes	[X] No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes	[X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes	[_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months

[_] Yes	[_] No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [_]

Non-accelerated filer [X] (Do not check if a smaller reporting company)	Smaller reporting company [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

[_] Item 17

[_] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes	[X] No

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT

This Annual Report on Form 20-F for the year ended December 31, 2013, or the Annual Report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to "Dynagas LNG Partners," the "Partnership," "we," "our" and "us" or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP.  Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers, Clean Energy, the Ob River and the Clean Force , collectively, our "Initial Fleet." References in this Annual Report to "our General Partner" refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP.  References in this Annual Report to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "Manager" refer to Dynagas Ltd., which is wholly owned by the chairman of our board of directors, Mr. George Prokopiou. References in this Annual Report to the "Prokopiou Family" are to our Chairman, Mr. George Prokopiou, and members of his family.

All references in this Annual Report to us for periods prior to our initial public offering, or IPO, on November 18, 2013 refer to our predecessor companies and their subsidiaries, which are former subsidiaries of our Sponsor that have interests in the vessels in our Initial Fleet, or the "Sponsor Controlled Companies."

All references in this Annual Report to "BG Group" and "Gazprom" refer to BG Group Plc and Gazprom Global LNG Limited, respectively, and certain of each of their subsidiaries that are our customers. Unless otherwise indicated, all references to "U.S. dollars," "dollars" and "$" in this Annual Report are to the lawful currency of the United States. We use the term "LNG" to refer to liquefied natural gas and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of our vessels.

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "potential," "should," and similar expressions are forward-looking statements.  These forward-looking statements reflect management's current views only as of the date of this Annual Report and are not intended to give any assurance as to future results.  As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;

•	our anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;

•	our ability to realize the expected benefits from acquisitions;

•	our ability to purchase vessels from our Sponsor in the future, including the Optional Vessels (defined later);

i

•	our continued ability to enter into long-term time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•
our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors detailed in this Annual Report and from time to time in our periodic reports.

Forward-looking statements in this Annual Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the heading "Item 3. Key Information—D. Risk Factors."

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise.  We make no prediction or statement about the performance of our common units.  The various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

ii

iii

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following table presents our selected consolidated financial and operating data. Our historical consolidated financial statements have been prepared according to a transaction that constitutes a reorganization of companies under common control and has been accounted for in a manner similar to a pooling of interests, as the Sponsor Controlled Companies were indirectly wholly-owned by the Prokopiou family prior to the transfer of ownership of these companies to us. Accordingly, our financial statements have been presented, giving retroactive effect to the transaction described above, using consolidated financial historical carrying costs of the assets and liabilities of Dynagas LNG Partners and the Sponsor Controlled Companies as if Dynagas LNG Partners and the Sponsor Controlled Companies were consolidated for all periods presented.

The selected historical consolidated financial data in the table as of December 31, 2013, 2012 and 2011 and for the years then ended are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our historical consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of our Sponsor in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2013	2012	2011
Income Statement Data	(In thousands of Dollars, except for unit and per unit data )
Voyage revenues	$85,679	$77,498	$52,547
Voyage expenses (1)	(1,686)	(3,468)	(1,353)
Vessel operating expenses	(11,909)	(15,722)	(11,350)
General and administrative expenses	(387)	(278)	(54)
Management fees	(2,737)	(2,638)	(2,529)
Depreciation	(13,579)	(13,616)	(13,579)
Dry-docking and special survey costs	-	(2,109)	-
Operating income	$55,381	$39,667	$23,682
Interest income	-	1	4
Interest and finance costs	(9,732)	(9,576)	(3,977)
Loss on derivative financial instruments	-	(196)	(824)
Other, net	(29)	(60)	(65)
Net Income	$45,620	$29,836	$18,820
Earnings per Unit (basic and diluted):
Common Units (basic and diluted)	$2.95	$1.37	$0.87
Subordinated Units (basic and diluted)	$1.52	$1.37	$0.87
General Partner Units (basic and diluted):	$1.52	$1.37	$0.87
Weighted average number of units outstanding (basic and diluted):
Common units	7,729,521	6,735,000	6,735,000
Subordinated units	14,985,000	14,985,000	14,985,000
General Partner units	30,000	30,000	30,000
Cash dividends per unit (2)	$0.1746	$-	$-
Balance Sheet Data:
Total current assets	$7,606	$8,981	$3,453
Vessels, net	453,175	466,754	480,370
Total assets	488,735	476,275	484,363
Total current liabilities	14,903	398,434	439,024
Total long term debt, including current portion	219,585	380,715	402,189
Total partners' equity	257,699	75,175	45,339
Cash Flow Data:
Net cash provided by operating activities	$44,204	$27,902	$28,974
Net cash provided by investing activities	-	-	-
Net cash used in financing activities	(38,527)	(27,902)	(28,974)
Fleet Data:
Number of vessels at the end of the year	3	3	3
Average number of vessels in operation (3)	3	3	3
Average age of vessels in operation at end of period (years)	6.4	5.4	4.4
Available days (4)	1,095	1,056	1,095
Time Charter Equivalent (in US dollars) (5)	$76,706	$70,104	$46,753
Fleet utilization (6)	100%	99.5%	99.5%
Other Financial Data:
Adjusted EBITDA (7)	$68,931	$53,223	$37,196
_________________________

(1)	Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers.

(2)
Corresponds to a prorated fourth quarter distribution for the period beginning on November 18, 2013 and ending on December 31, 2013. The prorated cash distribution was declared on January 31, 2013 and paid on February 14, 2014.

(3)
Represents the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(4)
Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or drydockings.

(5)
Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the years ended December 31, 2013, 2012 and 2011 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available days):

	Year Ended December 31,
	2013	2012	2011
	(In thousands of Dollars)
Voyage revenues	$85,679	$77,498	$52,547
Voyage expenses	(1,686)	(3,468)	(1,353)
Time charter equivalent revenues	83,993	74,030	51,194
Total Available days	1,095	1,056	1,095
Time charter equivalent (TCE) rate	$76,706	70,104	$46,753
_________________________

(6)
We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are offhire for reasons other than scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.

(7)
Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Year Ended December 31,
	2013	2012	2011
Reconciliation to Net Income
Net Income	$45,620	$29,836	$18,820
Net interest expense (including loss from derivative instruments)	8,682	9,181	4,697
Depreciation	13,579	13,616	13,579
Amortization and write-off of deferred finance fees	1,050	590	100
Adjusted EBITDA	$68,931	$53,223	$37,196

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Some of the following risks relate principally to the industry in which we operate and to our business in general.  Other risks relate principally to the securities market and to ownership of our common units.  The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distributions or the trading price of our common units.

Risks Relating to Our Partnership

Our fleet consists of only three LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay the minimum quarterly distribution on our common units and subordinated units.

Our fleet consists of only three LNG carriers. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, results of operations financial condition and ability to make minimum quarterly distributions to unitholders could be materially adversely affected.

We currently derive all our revenue and cash flow from two charterers and the loss of either of these charterers could cause us to suffer losses or otherwise adversely affect our business.

We currently derive all of our revenue and cash flow from two charterers, BG Group and Gazprom. For the year ended December 31, 2013, BG Group accounted for 61% and Gazprom accounted for 39% of our total revenue.  All of the charters for our fleet have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay minimum quarterly distribution to our unitholders.

In addition, a charterer may exercise its right to terminate the charter if, among other things:

•	the vessel suffers a total loss or is damaged beyond repair;

•	we default on our obligations under the charter, including prolonged periods of vessel off-hire;

•	war or hostilities significantly disrupt the free trade of the vessel;

•	the vessel is requisitioned by any governmental authority; or

•	a prolonged force majeure event occurs, such as war or political unrest, which prevents the chartering of the vessel.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications. For example, charter hire may be reduced if the average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition.  Any of these factors may decrease our revenue and cash flows.  Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to make minimum quarterly distributions to our unitholders.

We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have entered into, and may enter in the future, contracts, charters, conversion contracts with shipyards, credit facilities with banks, interest rate swaps, foreign currency swaps and equity swaps. Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units, subordinated units and General Partner units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.365 per unit on our common units, subordinated units and General Partner units.  The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of natural gas production;

•	demand for LNG;

•	supply of LNG carriers;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring secondhand vessels and complying with regulations;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•
the level of debt we will incur to fund future acquisitions, including if we exercise our option to purchase any or all of the seven identified LNG Carriers of our Sponsor, which we refer to as the Optional Vessels that we have the right to purchase pursuant to the terms and subject to the conditions of the Omnibus Agreement. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions";

•	fluctuations in interest rates;

•	fluctuations in our working capital needs;

•	variable tax rates;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves established by our Board of Directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items.  As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our future growth depends on our ability to expand relationships with existing customers, establish relationships with new customers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.

We will seek to enter into additional multi-year time charter contracts upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

•	size, age, technical specifications and condition of the ship;

•	efficiency of ship operation;

•	LNG shipping experience and quality of ship operations;

•	shipping industry relationships and reputation for customer service;

•	technical ability and reputation for operation of highly specialized ships;

•	quality and experience of officers and crew;

•	safety record;

•	the ability to finance ships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including other independent ship owners as well as state-sponsored entities and major energy companies that own and operate LNG carriers and may compete with independent owners by using their fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we have. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years, and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

We will be required to make substantial capital expenditures to expand the size of our fleet.  Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted.

We will be required to make substantial capital expenditures to expand the size of our fleet.  We may be required to make significant installment payments for retrofitting of LNG carriers and acquisitions of LNG carriers.  If we choose to purchase any other LNG carriers, we plan to finance the cost either through cash from operations, borrowings or debt or equity financings.

Use of cash from operations to expand our fleet will reduce cash available for distribution to unitholders.  Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and contingencies and uncertainties that are beyond our control.  Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions.  Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders.  In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

We may be unable to make or realize expected benefits from acquisitions, which could have an adverse effect on our expected plans for growth.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment.  In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

If we acquire secondhand vessels, as opposed to newbuildings, we may be exposed to additional risks.  Unlike newbuildings, secondhand vessels typically do not carry warranties as to their condition.  While we generally inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel's condition as we would possess if it had been built for us and operated by us during its life.  Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built.  These costs could decrease our cash flow and reduce our liquidity and could have an adverse effect on our expected plans for growth.

The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2013, we had total outstanding long-term debt of $214.1 million (excluding $5.5 million that was outstanding under our revolving credit facility with our Sponsor which was repaid in January 2014). We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our bank debt.

Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes.  Covenants contained in our debt agreements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to make minimum quarterly distributions to our unitholders.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or eliminating distributions to our unitholders, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection.  We may not be able to effect any of these remedies on satisfactory terms, or at all.

We may be unable to comply with covenants in our credit facilities or any future financial obligations that impose operating and financial restrictions on us.

Certain of our existing and future credit facilities, which are secured by mortgages on our vessels, impose and will impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio. In addition, certain of our credit facilities require us to satisfy certain other financial covenants, including maintenance of minimum cash liquidity levels.

The operating and financial restrictions contained in our credit facilities prohibit or otherwise limit our ability to, among other things:

•	obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes on favorable terms, or at all;

•	make distributions to unitholders or pay dividends to unitholders when an event of default exists, as applicable;

•	incur additional indebtedness, create liens or issue guarantees;

•	charter our vessels or change the terms of our existing charter agreements;

•	sell, transfer or lease our assets or vessels or the shares of our vessel-owning subsidiaries;

•	make investments and capital expenditures;

•	reduce our share capital; and

•	undergo a change in ownership or Manager.

As at December 31, 2012 and for the period ending on November 1, 2013, we were not in compliance with certain restrictive and financial covenants contained in our credit facilities.  On October 29, 2013 and November 1, 2013, our lenders provided us with consents and waivers, the result of which was that our credit facilities were no longer callable by our lenders effective November 15, 2013.  On November 18, 2013, in connection with the closing of our IPO, all of these credit facilities were repaid in full with a portion of the net proceeds from our IPO and a portion of the proceeds from our Senior Secured Revolving Credit Facility (defined below).

A violation of any of the financial covenants contained in our existing or future credit facilities may constitute an event of default under such credit facility, which, unless cured or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected.

Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. Failure on behalf of our Sponsor to perform its obligations under its credit agreements, including paying scheduled installments and complying with certain covenants, may constitute an event of default under these secured loan agreements. If an event of default occurs under these loan agreements, our Sponsor's lenders could accelerate the outstanding loans and declare all amounts borrowed due and payable. In this case, if our Sponsor is unable to obtain a waiver or amendment or does not otherwise have enough cash on hand to repay the outstanding borrowings, its lenders may, among other things, foreclose their liens on the Optional Vessels. In this case, we may not be able to exercise our rights under the Omnibus Agreement to acquire the Optional Vessels, which would likely have a material adverse effect on our business and our expected plans for growth.

In addition, since our Sponsor is a private company and there is little or no publicly available information about it, we or an investor could have little advance warning of potential financial or other problems that might affect our Sponsor that could have a material adverse effect on us.

We are dependent on our affiliated Manager for the management of our fleet.

We have entered into management agreements, or the Management Agreements, with our affiliated Manager for the commercial and technical management of our fleet, including crewing, maintenance and repair. The loss of our Manager's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. In addition, our Manager provides us with significant management, administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us.

Our Sponsor, our General Partner and their respective affiliates own a controlling interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. Our Sponsor owns 610,000 of our common units and all of our subordinated units, representing approximately 52% of the outstanding common and subordinated units in aggregate, and our General Partner owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights and therefore may have considerable influence over our actions. The interests of our Sponsor and the members of the Prokopiou family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.

Conflicts of interest may arise between our Sponsor and its affiliates on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our Sponsor and its affiliates may favor their own interests over the interests of our unitholders. Although a majority of our directors will over time be elected by our common unitholders, our General Partner will have influence on decisions made by our Board of Directors. Our Board of Directors has a conflicts committee comprised of independent directors. Our Board of Directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of us.

These conflicts include, among others, the following situations:

•
neither our Partnership Agreement nor any other agreement requires our Sponsor or our General Partner or their respective affiliates to pursue a business strategy that favors us or utilizes our assets, and their officers and directors have a fiduciary duty to make decisions in the best interests of their respective unitholders, which may be contrary to our interests;

•
our Partnership Agreement provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders' interests. Specifically, our General Partner may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the General Partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;

•
our General Partner and our directors and officers have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the General Partner and our directors and officers, all as set forth in the Partnership Agreement;

•
our General Partner and our Manager are entitled to reimbursement of all reasonable costs incurred by them and their respective affiliates for our benefit; our Partnership Agreement does not restrict us from paying our General Partner and our Manager or their respective affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•
our General Partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

•	Although a majority of our directors will over time be elected by common unitholders, our General Partner will likely have substantial influence on decisions made by our Board of Directors.

The control of our General Partner may be transferred to a third party without unitholder consent.

Our General Partner may transfer its General Partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders.  In addition, our Partnership Agreement does not restrict the ability of the members of our General Partner from transferring their respective membership interests in our General Partner to a third party.

Our Sponsor and its affiliates may compete with us.

Pursuant to the Omnibus Agreement with our Sponsor and our General Partner, our Sponsor and its affiliates (other than us, and our subsidiaries) generally have agreed not to acquire, own, operate or contract for any LNG carriers acquired or placed under contracts for certain time periods. The Omnibus Agreement, however, contains significant exceptions that may allow our Sponsor or any of its affiliates to compete with us, which could harm our business. Our Sponsor and its affiliates may compete with us, subject to the restrictions will be contained in the Omnibus Agreement, and could own and operate LNG carriers under charters of four years or more that may compete with our vessels if we do not acquire such vessels when they are offered to us pursuant to the terms of the Omnibus Agreement. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer, and certain other officers will not devote all of their time to our business, which may hinder our ability to operate successfully.

Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer and certain other officers, will be involved in other business activities with our Sponsor and its affiliates, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Based solely on the anticipated relative sizes of our fleet and the fleet owned by our Sponsor and its affiliates over the next twelve months, we estimate that Mr. Lauritzen, Mr. Gregos, and certain other officers may spend a substantial portion of their monthly business time on our business activities and their remaining time on the business of our Sponsor and its affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Unitholders have limited voting rights, and our Partnership Agreement restricts the voting rights of our unitholders that own more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our Board of Directors that are eligible for reelection and to vote on any other matters that are properly brought before the meeting. Common unitholders will be entitled to elect only three of the five members of our Board of Directors. The elected directors will be elected on a staggered basis and will serve for three year terms. Our General Partner has the right to appoint the remaining two directors and set the terms for which those directors will serve. The Partnership Agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units and subordinated units, including any units owned by our General Partner, our Sponsor and their respective affiliates, voting together as a single class.

Our Partnership Agreement further restricts unitholders' voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our Partnership Agreement limits the duties our General Partner and our directors and officers may have to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors and officers.

Our Partnership Agreement provides that our Board of Directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. The Marshall Islands Revised Limited Partnership Act, or the Partnership Act, states that a member or manager's "duties and liabilities may be expanded or restricted by provisions in the Partnership Agreement." As permitted by the Partnership Act, our Partnership Agreement contains provisions that reduce the standards to which our General Partner and our directors and our officers may otherwise be held by Marshall Islands law. For example, our Partnership Agreement:

•
provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders' interests. Our General Partner may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our General Partner will be made by its sole owner. Specifically, our General Partner may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the general partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;

•	provides that our directors and officers are entitled to make other decisions in "good faith," meaning they reasonably believe that the decision is in our best interests;

•
generally provides that affiliated transactions and resolutions of conflicts of interest not approved by our conflicts committee of our Board of Directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our Board of Directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•
provides that neither our General Partner nor our officers or our directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our General Partner, our directors or officers or those other persons engaged in actual fraud or willful misconduct.

In order to become a member of our partnership, a common unitholder is required to agree to be bound by the provisions in the Partnership Agreement, including the provisions discussed above.

Fees and cost reimbursements, which our Manager will determine for services provided to us, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.

Our Manager which is wholly-owned by Mr. George Prokopiou, is responsible for the commercial and technical management of the vessels in our fleet pursuant to the Management Agreements. We currently pay our Manager a fee of $2,575 per day for each vessel for providing our ship owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing, bunkering services and general administrative services. In addition we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire collected from the employment of our vessels. We paid an aggregate of approximately $3.7 million to our Manager in connection with the management of our fleet for the year ended December 31, 2013. Pursuant to the Management Agreement, our Manager also provides us with certain administrative and support services.

The management fee increases by 3% annually unless otherwise agreed, between us, with approval of our conflicts committee, and our Manager. In addition we will pay Dynagas Ltd. a commercial management fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. The management fees payable for the vessels may be further increased if our Manager has incurred material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee.

For a description of our Management Agreements, see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions." The fees and expenses payable pursuant to the management agreement will be payable without regard to our financial condition or results of operations. The payment of fees to could adversely affect our ability to pay cash distributions to our unitholders.

Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner and even if public unitholders are dissatisfied, they will be unable to remove our General Partner without our Sponsor's consent, unless our Sponsor's ownership interest in us is decreased; all of which could diminish the trading price of our common units.

Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner.

•
The unitholders are unable to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our General Partner. Our Sponsor owns 610,000 of our common units and all of our subordinated units, representing approximately 52% of the outstanding common and subordinated units.

•
If our General Partner is removed without "cause" during the subordination period and units held by our General Partner and our Sponsor are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our General Partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our General Partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of our General Partner's interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our General Partner liable for actual fraud or willful or wanton misconduct. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our General Partner, so the removal of our General Partner because of the unitholders' dissatisfaction with our General Partner's decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders will be entitled to elect only three of the five members of our Board of Directors. Our General Partner in its sole discretion will appoint the remaining two directors.

•
Election of the three directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors will be selected each year. In addition, the directors appointed by our General Partner will serve for terms determined by our General Partner.

•
Our Partnership Agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

•
Unitholders' voting rights are further restricted by the Partnership Agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our Partnership Agreement on our ability to issue additional equity securities.

The effect of these provisions may be to diminish the price at which the common units will trade.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a General Partner if you participate in the "control" of our business. Our General Partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our General Partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our Partnership Agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, see "Item 5. Operating and Financial Review and Prospects."

We depend on our Manager to assist us in operating and expanding our business.

We subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to our Manager; the loss of our Manager's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations.

Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain access to capital under the Sponsor credit facility; or

•	maintain satisfactory relationships with suppliers and other third parties.

Our current time charters and our Senior Secured Revolving Credit Facility prevent us from changing our Manager.

Our ability to change our Manager with another affiliated or third-party Manager, is prohibited by provisions in our current time charters with BG Group and Gazprom and our Senior Secured Revolving Credit Facility, without their prior consent.  In addition, we cannot assure you that future debt agreements or time charter contracts with our existing or new lenders or charterers, respectively, will not contain similar provisions.

Since our Manager is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential financial and other problems that might affect our Manager that could have a material adverse effect on us.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager's financial strength, and because it is privately held, it is unlikely that information about its financial strength would become public unless our Manager began to default on its obligations. As a result, an investor in our common units might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us.

We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

LNG carriers require a technically skilled officer staff with specialized training. As the world LNG carrier fleet continues to grow, the demand for technically skilled officers and crew has been increasing, which has led to a shortfall of such personnel. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. If we or our third-party ship Managers are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels. A material decrease in the supply of technically skilled officers or an inability of our Manager to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to pay minimum quarterly distributions to our unitholders.

The derivative contracts we may enter into, in the future, to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of December 31, 2013, we had total outstanding long-term debt of $214.1 million (excluding $5.5 million that was drawn under our revolving credit facility with our Sponsor which was repaid in January 2014), which in its entirety is exposed to a floating interest rate. In order to manage our current or future exposure to interest rate fluctuations, we may use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2013, we had not entered into interest rate swap agreements to fix the interest rate on our floating rate bank debt. Any future hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

We are a holding company, and our ability to make cash distributions to our unitholders will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries.

We are a holding company whose assets mainly consist of equity interests in our subsidiaries. As a result, our ability to make cash distributions to our unitholders will depend on the performance of our operating subsidiaries. If we are not able to receive sufficient funds from our subsidiaries, we will not be able to pay distributions unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an "emerging growth company" as defined in the JOBS Act. We have elected to take advantage of the reduced reporting obligations, including the extended transition period for complying with new or revised accounting standards under Section 102 of the JOBS Act, and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.  In addition, as an "emerging growth company" we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.  We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our share price may be more volatile.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our Partnership Agreement, requires us to distribute all of our available cash (as defined in our Partnership Agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, our Board of Directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders may be diluted.

Use of cash from operations to expand or maintain our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, both of which could have a material adverse effect on our ability to make cash distributions.

Due to our lack of diversification, adverse developments in our LNG shipping business could reduce our ability to make distributions to our unitholders.

We rely exclusively on the cash flow generated from our LNG carriers. Due to our lack of diversification, an adverse development in the LNG shipping industry could have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of businesses.

We may experience operational problems with vessels that reduce revenue and increase costs.

LNG carriers are complex and their operation technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this annual report, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.365 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy."

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC.  Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms.  Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our unitholders are deprived of the possible benefits of such inspections.

We may be adversely affected by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting boards (the International Accounting Standards Board ("IASB") and the Financial Accounting Standards Board ("FASB")) have issued new exposure drafts in their joint project that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessors record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term proposed changes to the accounting for operating and finance leases. If the proposals are adopted, they would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee's balance sheet as liabilities which would also change the income and expense recognition patterns of those items.  Financial statement metrics such as leverage and capital ratios, as well as EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g., loan agreements) unless the affected contracts are modified. The IASB's and FASB's deliberations on certain topics is expected to extend through much of 2014 and an effective date has not yet been determined to reconsider their original proposals to address concerns raised by constituents and expect to issue revised proposals in the first quarter of 2013. Accordingly, the timing and ultimate effect of those proposals on the Partnership is uncertain.

Risks Relating to Our Industry

Our future growth and performance depends on continued growth in LNG production and demand for LNG and LNG shipping.

A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•
increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•
infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG and LNG shipping or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future multi-year time charters upon expiration or early termination of our current charter arrangements, or for any new ships we acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.

Over the past three years, global LNG demand has continued to rise, but at a slower pace than previously predicted. Preliminary estimates by Drewry suggest that global LNG trade in 2013 was at a level similar to 2012, in part because of supply disruptions in Nigeria and the shutdown of one LNG production train in Qatar.  Continued economic uncertainty and the continued acceleration of unconventional natural gas production could have an adverse effect on our ability to secure future term charters.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Seasonality in demand, peak-load demand, and other short-term factors such as pipeline gas disruptions and maintenance schedules of utilities affect charters of less than two years and rates. In general, reduced demand for LNG, LNG carriers or LNG shipping would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Hire rates for LNG carriers are not generally publicly available and may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers are not generally publicly available and may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our vessels are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for distributions to our unitholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

Factors that influence vessel values include:

•	prevailing economic conditions in the natural gas and energy markets;

•	a substantial or extended decline in demand for LNG;

•	increases in the supply of vessel capacity;

•	the size and age of a vessel; and

•
the cost of retrofitting or modifying secondhand vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel would be significant. If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel, results of operations and financial condition and ability to pay minimum quarterly distributions to our unitholders.

An oversupply of ships or delays or abandonment of planned projects may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Due to an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. According to Drewry, during the period from 2007 to 2014, the global fleet of LNG carriers grew from 250 vessels to 368 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolition. Although the global newbuilding orderbook dropped steeply in 2009 and 2010, according to Drewry, orders for 64 newbuilding LNG carriers were placed during 2012 and 2013. According to Drewry, as of February 28, 2014, the newbuilding orderbook consisted of 127 ships, or 37.7% of the current global LNG carrier fleet capacity, with the majority of the newbuildings scheduled for delivery in 2014, 2015 and 2016.

If charter hire rates are lower when we are seeking new time charters upon expiration or early termination of our current charter arrangements, or for any new vessels we acquire beyond our contracted newbuildings, our revenues and cash flows, including cash available for distributions to our unitholders, may decline.

We may have more difficulty entering into multi-year time charters in the future if an active spot LNG shipping market continues to develop.

One of our principal strategies is to enter into additional LNG carrier time charters of four years or more. Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and time charters of less than 24 months in duration has grown in the past few years. If an active spot market continues to develop, we may have increased difficulty entering into multi-year time charters upon expiration or early termination of our current charters or for any vessels that we acquire in the future, and, as a result, our cash flow may be less stable. In addition, an active spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment and this could adversely impact the value of our assets.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship's efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. If more advanced ship designs are developed in the future and new ships are built that are more efficient or more flexible or have longer physical lives than ours, competition from these more technologically advanced LNG carriers could adversely affect the charter hire rates we will be able to secure when we seek to re-charter our vessels upon expiration or early termination of our current charter arrangements and could also reduce the resale value of our vessels. This could adversely affect our revenues and cash flows, including cash available for distributions to our unitholders.

Operating costs and capital expenses will increase as our vessels age.

In general, capital expenditures and other costs necessary for maintaining a ship in good operating condition increase as the age of the ship increases. Accordingly, it is likely that the operating costs of our vessels will increase in the future.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro. If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution. Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash and accounts payable are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.

An increase in operating expenses, dry-docking costs or bunker costs could materially and adversely affect our financial performance.

Our operating expenses and dry-dock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating and dry-docking costs further. If costs continue to rise, they could materially and adversely affect our results of operations.

The operation of LNG carriers is inherently risky, and an incident involving significant loss of or environmental consequences involving any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	piracy;

•	environmental accidents

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays or failure in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	spills, pollution and the liability associated with the same;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these events could result in a material adverse effect on our business, financial condition and operating results. If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If any of our vessels is involved in an accident with the potential risk of environmental consequences, the resulting media coverage could have a material adverse effect on our business, results of operations and cash flows, which in turn could weaken our financial condition and negatively affect our ability to pay minimum quarterly distributions to our unitholders.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of LNG carriers is inherently risky. Although we carry protection and indemnity insurance consistent with industry standards, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive than our existing coverage.

Our vessels may suffer damage and we may face unexpected costs and off-hire days.

In the event of damage to our owned vessels, the damaged ship would be off-hire while it is being repaired, which would decrease our revenues and cash flows, including cash available for distributions to our unitholders. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay such repair costs, which would decrease our earnings and cash flows.

The current weakened state of global financial markets and current weakened economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing unitholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of our newbuildings and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

As of the date of this annual report, we have not secured any financing in connection with the potential acquisition of the Optional Vessels, since it is uncertain if and when such purchase options will be exercised. Our Sponsor has entered into loan agreements in connection with the seven Optional Vessels. In the event we acquire the Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us. Any such novation would be subject to each respective lender's consent.

In addition, volatility and uncertainty concerning current global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our vessels and services and could also result in defaults under our current charters. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship's flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society's rules.

If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship's owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters or in the jurisdictional waters of the countries in which our vessels operate and in the countries in which our vessels are registered. These requirements relate to equipping and operating ships, providing security and to minimizing or addressing impacts on the environment from ship operations. We have incurred, and expect to continue to incur, substantial expenses in complying with these requirements, including expenses for ship modifications and changes in operating procedures. We also could incur substantial costs, including cleanup costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

In addition, these requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our vessels. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.

Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels' compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on, insurance or to obtain the required certificates for entry into the different ports where we operate.

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or "OPA", provide for potentially unlimited joint, several, and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the "London Convention."

Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner's or operators' intentional or reckless conduct. In addition, in response to the Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially modify or eliminate the limits of liability under OPA.

Compliance with OPA and other environmental laws and regulations also may result in ship owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.

Please see "Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations."

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or "IMO", have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the "Kyoto Protocol", a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (MARPOL), and some countries have made voluntary pledges to control the emissions of greenhouse gasses. The IMO has already approved two sets of mandatory requirements to address greenhouse gases from ships: the Energy Efficiency Design Index and the Ship Energy Efficiency Management plan. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our vessels and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas production industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas production industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

Please see "Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations."

We operate our vessels worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our vessels worldwide in the geographic areas where our customers do business, our operations may be affected by economic, political and governmental conditions in the countries where our vessels operate, where they are registered, or where our customers are located. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows. In particular, our vessels frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad as well as transit through the Gulf of Aden and the Strait of Malacca. In addition, we, either directly, or indirectly through our customer Gazprom, an international energy company based in Russia, may be affected by increased political tension in Europe due to Russia’s recent annex of Crimea. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Terrorist attacks, international hostilities and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, as well as the continuing response of the United States and other countries to these attacks and the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. The current turmoil in Iran and the uncertainty surrounding the Strait of Hormuz, as well as tension in Afghanistan, North Korea and Russia and Ukraine, and the continuing hostilities in the Middle East, may lead to additional acts of terrorism, further regional conflicts and other armed actions around the world, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all or impact the shipyards constructing our Sponsor's seven LNG carrier newbuildings.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Since 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. In 2012 "M/T Smyrni", a vessel managed by an affiliated company, was hijacked by pirates and was released after almost one year in captivity. Any terrorist attacks targeted at our ships may in the future negatively materially affect our business, financial condition, results of operations and cash flows and could directly impact our vessels or our customers. We may not be adequately insured to cover losses from these incidents. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.

In addition, LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased ship operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our customers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business.

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Concern that LNG facilities may be targeted for attack by terrorists has contributed significantly to local community and environmental group resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG facilities and could lead to the temporary or permanent closing of various LNG facilities currently in operation.

The vessels we own or manage could be required by our charterers' instructions to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the Obama administration and/or the European Union or other international bodies in 2014 in response to recent events relating to Russia, Crimea and the Ukraine.  If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

The government of a jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our vessels, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our vessels would result in off-hire days under our time charters and may cause us to breach covenants in our credit facilities, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against a vessel in our fleet for claims relating to another of our vessels.

We may be subject to litigation that could have an adverse effect on us.

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management's attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under our credit facilities.

Risks Relating to our Common Units

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to factors including:

•	our payment of cash distributions to our unitholders;

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts; announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future sales of our units or other securities;

•	investors' perception of us and the LNG shipping industry;

•	the general state of the securities market; and

•	other developments affecting us, our industry or our competitors.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common units may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common units in spite of our operating performance.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act, or the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the Partnership Agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, unitholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our partnership affairs are governed by our Partnership Agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our General Partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our General Partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States. Further, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy of our Partnership, there may be a delay of bankruptcy proceedings and the ability of unitholders and creditors to receive recovery after a bankruptcy proceeding.

We are a "foreign private issuer" under NASDAQ Global Select Market rules, and as such we are entitled to exemption from certain corporate governance standards of the NASDAQ Global Select Market applicable to domestic companies, and holders of our common units may not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ Global Select Market corporate governance requirements.

We are a "foreign private issuer" under the securities laws of the United States and the rules of NASDAQ Global Select Market, or NASDAQ. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under NASDAQ rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of NASDAQ permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of NASDAQ.

A majority of our directors qualify as independent under the independence requirement of NASDAQ Listing Rule 5605(C)(2)(A)(ii). However, we cannot assure you that we will continue to maintain an independent board in the future. In addition, we may have one or more non-independent directors serving as committee members on our compensation committee. As a result, non-independent directors may among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Partnership.

Accordingly, in the future holders of our common units may not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ corporate governance requirements.

For a description of our corporate governance practices, please see "Item 6. Directors, Senior Management and Employees."

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for holders of our common units to bring an action against us or against these individuals in the United States if they believe that their rights have been infringed under securities laws or otherwise. Even if holders of our common units are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict them from enforcing a judgment against our assets or the assets of our directors or officers.

Our Partnership Agreement designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, unless otherwise provided for by Marshall Islands law, for certain litigation that may be initiated by our unitholders, which could limit our unitholders' ability to obtain a favorable judicial forum for disputes with the Partnership.

Our Partnership Agreement provides that, unless otherwise provided for by Marshall Islands law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims that:

•
arise out of or relate in any way to the Partnership Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the Partnership Agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	are brought in a derivative manner on our behalf;

•	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our General Partner, or owed by our General Partner, to us or the limited partners;

•	assert a claim arising pursuant to any provision of the Partnership Act; or

•	assert a claim governed by the internal affairs doctrine

regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Any person or entity purchasing or otherwise acquiring any interest in our common units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders' ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

Substantial future sales of our common units could cause the market price of our common units to decline.

Sales of a substantial number of our common units in the public market, or the perception that these sales could occur, may depress the market price for our common units. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

The issuance by us of additional common units or other equity securities would have the following effects:

•	our existing unitholders' proportionate ownership interest in us will decrease;

•	the dividend amount payable per unit on our common units may be lower;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common units may decline.

Provisions in our organizational documents may have anti-takeover effects.

Our Partnership Agreement contains provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions require approval of our Board of Directors and prior consent of our General Partner.

These provisions could also make it difficult for our unitholders to replace or remove our current Board of Directors or could have the effect of discouraging, delaying or preventing an offer by a third party to acquire us, even if the third party's offer may be considered beneficial by many unitholders. As a result, unitholders may be limited in their ability to obtain a premium for their common units.

Tax Risks

In addition to the following risk factors, please see "Item 10. Additional Information-Taxation" for a more complete discussion of the material Marshall Islands and United States federal income tax consequences of owning and disposing of our common units.

We will be subject to taxes, which will reduce our cash available for distribution to our unitholders.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. Please see "Item 10. Additional Information-Taxation"

We may have to pay tax on United States-source income, which would reduce our earnings and cash flow.

Under the Code, the United States source gross transportation income of a ship-owning or chartering corporation, such as ourselves, generally is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Based on advice we received from Seward & Kissel LLP, our United States counsel, we believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2013, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above. For example, if holders of 5% or more of the vote and voting power of our common units, or 5% Unitholders, were to come to own 50% or more of our common units, then we may not qualify for exemption under Section 883.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution payments to our unitholders. For a more detailed discussion, see "Item 10. Additional Information—Taxation."

United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States unitholders.

A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of "passive income" or at least 50% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, and on an opinion of our United States counsel, Seward & Kissel LLP, we believe that we were not a PFIC in the year ended December 31, 2013 and will not be a PFIC for any future taxable year. We have received an opinion of our United States counsel in support of this position that concludes that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for the year ended December 31, 2013 and each future year will arise from such time-chartering activities or other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for the year ended December 31, 2013 year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our United States counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

While Seward & Kissel LLP, our United States counsel, has provided us with an opinion in support of our position, the conclusions reached are not free from doubt, and it is possible that the United States Internal Revenue Service, or the IRS, or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse United States federal income tax consequences.  See "Item 10. Additional Information-Taxation" for a more detailed discussion of the United States federal income tax consequences to United States unitholders if we are treated as a PFIC.

ITEM 4.	INFORMATION ON THE PARTNERSHIP

A.	HISTORY AND DEVELOPMENT OF THE PARTNERSHIP

Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 30, 2013 to own, operate, and acquire LNG carriers.  On October 29, 2013, we acquired from Dynagas Holding Ltd., our Sponsor, three LNG carriers, the Clean Energy, the Ob River, and the Clean Force, in exchange for 6,735,000 of our common units and 14,985,000 of our subordinated units, and on the same date, we issued to Dynagas GP LLC, our General Partner, a company owned and controlled by our Sponsor, 30,000 general partner units, representing a 0.1% general partner interest in us and all of our incentive distribution rights.  In November 2013, we completed our IPO (including the full exercise of the underwriters option to purchase an additional 1,875,000 common units from our Sponsor) of 14,375,000 common units, including 6,125,000 common units sold by our Sponsor, at $18.00 per common unit. Our common units trade on the NASDAQ under the symbol "DLNG."

Our principal executive offices are located at 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674 Greece and our telephone number at that address is 011 30 210 89 17 260.

B.	BUSINESS OVERVIEW

We are a growth-oriented limited partnership focused on owning and operating LNG carriers. Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies such as BG Group and Gazprom, providing us with the benefits of stable cash flows and high utilization rates. The LNG carriers that comprise our fleet currently have an average age of 6.7 years and are under time charters with an average remaining term of 3.1 years, as of the date of this annual report. We intend to leverage the reputation, expertise, and relationships of our Sponsor and Dynagas Ltd., our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our customers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third parties.

We believe that we will have the opportunity to grow our business by making acquisitions of LNG carriers from our Sponsor or from third parties. Our Sponsor took delivery of two newbuilding LNG carriers in July 2013 and one in October 2013 from Hyundai Heavy Industries Co. Ltd, or HHI, and has contracts for the construction of an additional four LNG carriers with HHI, scheduled to be delivered to our Sponsor in 2014 and 2015. We have the right to purchase these seven vessels within 24 months of their delivery to our Sponsor, at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement, which we have entered into with our Sponsor and our General Partner at the closing of our IPO.

Our Fleet

Our fleet consists of three LNG carriers which are currently operating under multi-year charters with BG Group and Gazprom. The Clean Force and the Ob River have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater flexibility in the trading routes available to our charterers.

According to Drewry, the Clean Force and the Ob River are two of only  five LNG carriers in the  global LNG fleet that are currently in operation which have been assigned an Ice Class 1A FS designation, or its equivalent  rating. This means that only 1.4% of the LNG vessels in the global LNG fleet have this designation and we are the only company in the world that is currently transiting the Northern Sea Route with LNG carriers. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater flexibility in the trading routes available to our charterers. We believe that the key characteristics of each of our vessels in our fleet include the following:

•
optimal sizing with a carrying capacity of approximately 150,000 cbm (which is a medium- to large-size class of LNG carrier) that maximizes its operational flexibility as such vessel is compatible with most existing LNG terminals around the world;

•
each vessel is a sister vessel, which are vessels built by the same yard that shares (i) a near-identical hull and superstructure layout, (ii) similar displacement, and (iii) roughly comparable features and equipment;

•
utilization of a "membrane containment system" that uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and that uses the vessel's hull to directly support the pressure of the LNG cargo (see "The International Liquefied Natural Gas (LNG) Shipping Industry—The LNG Fleet" for a description of the types of LNG containment systems); and

•	double hull construction, based on the current LNG shipping industry standard.

According to Drewry, there are only 39 LNG carriers currently in operation,including  the  vessels  in  our fleet, with a carrying capacity of between149,000  and  155,000  cbm  and a membrane containment system, representing 8.8% of  the  global LNG fleet and a total of 127 LNG carriers on order of which 5 are being constructed with these specifications.

The following table sets forth summary information about our fleet as of the date of this annual report:

Vessel Name	Shipyard	Year Built	Capacity (cbm)	Ice Class	Flag State	Charterer	Charter Commencement Date	Earliest Charter Expiration	Latest Charter Expiration Including Non-Exercised Options

Clean Energy	HHI	2007	149,700	No	Marshall Islands	BG Group	February 2012	April 2017	August 2020(1)
Ob River	HHI	2007	149,700	Yes	Marshall Islands	Gazprom	September 2012	September 2017	May 2018(2)
Clean Force	HHI	2008	149,700	Yes	Marshall Islands	BG Group	October 2010	September 2016	January 2020(3)
_________________________

(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before January 2016.

(2)	Gazprom has the option to extend the duration of the charter until May 2018 on identical terms, upon notice to us before March 2017.

(3)
On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013. BG Group has the option to extend the duration of the charter by an additional three-year term at a further escalated daily rate, which would commence on October 5, 2016, upon notice to us before January 5, 2016. The latest expiration date upon the exercise of all options is January 2020.

Our Chartering Strategy and Customers

We seek to employ our vessels on multi-year time charters with international energy companies that provide us with the benefits of stable cash flows and high utilization rates. We charter our vessels for a fixed period of time at daily rates that are generally fixed, but which could contain a variable component to adjust for, among other things, inflation and/or to offset the effects of increases in operating expenses.

The Clean Energy and the Clean Force are currently chartered to BG Group under time charter contracts with an average remaining term of approximately 2.9 years and a contractual backlog of $152.8 million, in aggregate, based on the earliest redelivery permitted under our charters as of March 21, 2014. BG Group engages in exploration and production of gas and oil reserves, export, shipping and import of LNG, pipeline transmission and distribution of gas, and various gas-powered electricity generation projects. BG Group operates in 23 countries on five continents. BG Group operates in the Atlantic Basin, with liquefaction and/or regasification activities on stream or in development in Chile, Egypt, Italy, Nigeria, the United Kingdom and the United States.

The Ob River is currently chartered to Gazprom under a time charter contract with a remaining term of approximately 3.5 years and a contractual backlog of $110.0 million based on the earliest redelivery permitted under our charters as of March 21, 2014. Gazprom is a global energy company focused on geological exploration, production, transportation, storage, processing and marketing of gas and other hydrocarbons as well as electric power and heat energy production and distribution. Gazprom possesses the world's largest natural gas reserves estimated by Gazprom at 35 trillion cubic meters.

In the year ended December 31, 2013, we received all of our revenues from two charterers, which individually accounted for 61% and 39% of our revenues, respectively, as compared to three in the same period in 2012 which individually accounted for 58%, 16% and 26%, respectively, of our revenues in 2012.

Vessel Management

Our Manager provides us with commercial and technical management services for our fleet and certain corporate governance and administrative and support services, pursuant to three identical agreements with our three wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by Mr. George Prokopiou and has been providing these services for the vessels in our fleet for over eight years. In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, which also includes the supervision of the construction of these vessels. Through our Manager, we have had a presence in LNG shipping for over eight years, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We currently pay our Manager a technical management fee of $2,575 per day for each vessel, pro-rated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus which is the amount paid to the ship owner as compensation for all or a part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer, or other income earned during the course of the employment of our vessels, during the term of the management agreements, for providing the relevant vessel-owning subsidiary with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others.  In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, in accordance with the Management Agreements.

We paid an aggregate of approximately $3.7 million to our Manager in connection with the management of our fleet under the Management Agreements for the year ended December 31, 2013.

The term of the Management Agreements with our Manager will expire on December 31, 2020, and will renew automatically for successive eight-year terms thereafter unless earlier terminated. The technical management fee of $2,500 per day for each vessel was fixed until December 31, 2013 and thereafter increases annually by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee.

Under the terms of the Management Agreements, we may terminate the Management Agreements upon written notice if our Manager fails to fulfill its obligations to us under the Management Agreements. The Management Agreements terminate automatically following a change of control in us. If the Management Agreements are terminated as a result of a change of control in us, then we will have to pay our Manager a termination penalty. For this purpose a change of control means (i) the acquisition of fifty percent or more by any individual, entity or group of the beneficial ownership or voting power of the outstanding shares of us or our vessel owning subsidiaries, (ii) the consummation of a reorganization, merger or consolidation of us and/or our vessel owning subsidiaries or the sale or other disposition of all or substantially all of our assets or those of our vessel owning subsidiaries and (iii) the approval of a complete liquidation or dissolution of us and/or our vessel owning subsidiaries. Additionally, the Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a sale or total loss of a vessel (with respect to that vessel), or (iii) if we file for bankruptcy.

Pursuant to the terms of the Management Agreements, liability of our Manager to us is limited to instances of negligence, gross negligence or willful default on the part of our Manager. Further, we are required to indemnify our Manager for liabilities incurred by our Manager in performance of the Management Agreements, except in instances of negligence, gross negligence or willful default on the part of our Manager.

Additional LNG carriers that we acquire in the future may be managed by our Manager or other unaffiliated management companies.

The International Liquefied Natural Gas (LNG) Shipping Industry

Overview of Natural Gas Market

Natural gas is one of the key sources of global energy, the others including oil, coal and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel, and it is the only fossil fuel for which the International Energy Agency (IEA) expects demand to grow in the future. Since the early 1970s, natural gas' share of total global primary energy consumption has risen from 18% in 1970 to a provisional 25% in 2013.

Natural Gas Share of Primary Energy Consumption: 1970-2013
(% – Based On Million Tonnes Oil Equivalent)

(1)	Provisional assessment Source: Industry sources, Drewry

Natural gas has a number of advantages that will make it a competitive source of energy in the future. Apart from plentiful supplies, which will help to keep gas prices competitive, it is the fossil fuel least affected by policies to curb greenhouse gas emissions because it is the lowest carbon-intensive fossil fuel. In recent years, consumption of natural gas has risen steadily due to global economic growth and increasing energy demand, consumers' desires to diversify energy sources, market deregulation, competitive pricing and recognition that natural gas is a cleaner energy source as compared to coal and oil. Carbon dioxide emissions and other pollutants from gas are half the level produced from coal when used in power generation.

Natural gas is used principally in power generation (electricity) and for heating. It is an abundant energy source, with worldwide reserves estimated at 208 trillion cubic metres, which is enough for 250 years of supply at current rates of consumption. Over the past decade, global LNG demand has risen over 2.5% per annum, with growth of over 6% per annum in the Middle East, Africa and Asia-Pacific.

In the last decade a large part of the growth in natural gas consumption has been accounted for by countries, in Asia and the Middle East, where gas consumption more than doubled between 2000 and 2012.

The IEA has reported that global reserves of natural gas are large enough to accommodate rapid expansion of gas demand for several decades. Gas reserves and production are widely geographically spread and the geographical disparity between areas of production and areas of consumption has been the principal stimulus of international trade in gas.

World Natural Gas Production: 1970-2012
(Million Tons Oil Equivalent)

Gas production in North America has increased due to the emergence of shale gas reserves and new techniques to access and extract these reserves. U.S. domestic gas production now exceeds domestic gas consumption for a large part of the year which may reduce future gas import rates. Additionally, rising U.S. domestic production may drive down domestic gas prices and raise the likelihood of U.S. gas exports.

As a result of these developments the North American gas market is moving in a different cycle from the rest of the world and has larger price differentials than other markets (see the chart below). Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, interest in exporting LNG gas from the U.S. has grown and a number of new liquefaction plants are now planned.

Natural Gas Prices: 2005-2014
(U.S.$ per Mbtu)

Source: Drewry

The LNG Market

To turn natural gas into a liquefied form, natural gas must be super cooled to a temperature of approximately minus 260 degrees Fahrenheit. This process reduces the gas to approximately 1/600th of its original volume in a gaseous state. Reducing the volume enables economical storage and transportation by ship over long distances. LNG is transported by sea in specially built tanks on double-hulled ships to a receiving terminal, where it is unloaded and stored in heavily insulated tanks. Next, in regasification facilities at the receiving terminal, the LNG is returned to its gaseous state, or regasified, to be shipped by pipeline for distribution to natural gas customers.

LNG Supply

In February 2014 world LNG production capacity was approximately 300 million tons per annum, and a further 121 million tons of capacity was under construction. In addition, there are a number of planned developments, which, if they all came to fruition, would more than double global world LNG productive capacity.

During 2011 and 2012 considerable investments were made in LNG productive capacity, and further expansion plans were announced in 2013. Approximately 121 million tons of new LNG productive capacity was under construction in February 2014. In addition, firm plans have been announced for another 192 million tons of new LNG production capacity. There are also another 260 million tons of potential LNG productive capacity for which no confirmed plans exist.

World LNG Production Capacity – February 2014
(Million Tons Per Annum)
Source: Drewry

We expect that LNG production capacity will grow due to the number of new production facilities which are now under construction and due on stream in the next few years. As spare shipping capacity among the existing LNG fleet is limited, we expect that there will be additional demand for LNG carriers. Generally, every additional one million tons of LNG productive capacity creates demand for up to two LNG carriers in the 150,000 cbm size range.

In the last decade, more countries have entered the LNG exportation market. In 2013, there were 20 producers and exporters of LNG compared with just 12 in 2002. As a result, world trade in LNG has risen from 109 million tons in 2002 to 237 million tons in 2013.

LNG Exports: 2002-2013
(Million Tons)
Source: Drewry

Historically, LNG exporters were located in just three regions: Algeria and Libya in North Africa, Indonesia, Malaysia, Brunei and Australia in Southeast Asia/Australasia, and Abu Dhabi and Qatar in the Middle East (excluding smaller scale LNG exports from Alaska). However, the entry of Trinidad & Tobago, Nigeria and Norway has added a significant regional diversification to LNG exports in the Atlantic basin. Equally, the addition of Oman as an exporter and the rapid expansion of Qatari production have also positioned the Middle East as an increasingly significant player in the global LNG business. Qatar is now the world's largest producer and exporter of LNG, accounting for close to one-third of all trade in LNG.

Currently, U.S. LNG exports are confined to an established plant in Alaska. In time, it is expected that the U.S. will also export LNG from the Sabine Pass project in the U.S. Gulf, which has received U.S. regulatory approval. Initial shipments from the first phase of this 12.2 cbm plant are planned to commence in 2015/2016, which we believe will create demand for 10-12 LNG carriers of 150,000 cbm plus. A second phase is also planned which will add a similar level of productive capacity. If and when the second phase of the Sabine Pass project goes ahead, we believe that it could create demand for additional 10-12 LNG carriers.

Currently, the main obstacle preventing regulatory permission of these plans is the absence of free trade agreements with potential importers. Elsewhere there are a number of other LNG projects under discussion, including further development of new facilities in Australia and Russia, both of which have the potential to add large export volumes. For Russia several of such volumes are located in Arctic ice bound areas where ice classed vessels would be required.

LNG Demand

In tandem with the growth in the number of LNG suppliers there has been a corresponding increase in the number of importers. In 2000 there were just 10 countries importing LNG, but by early 2013 this number had increased to 27.

LNG imports by country between 2002 and 2013 are shown in the table below. Despite diversification in the number of importers, Japan, and to a lesser extent South Korea, provide the backbone of LNG trades, collectively accounting for 54% of total LNG imports. Elsewhere, there has been strong growth in European imports, as LNG has provided a source of gas supplies during periods of high winter demand.

LNG Imports by Country 2002-2013
Source: Drewry

Chinese imports of LNG commenced in 2006 and have risen rapidly. The Chinese government has a stated target to double the share of gas in total Chinese energy demand by 2015. To support this objective imports of LNG have risen from less than 1 million tons in 2006 to 18.0 million tons in 2013.

Further expansion of regasification and terminal import infrastructure which is now underway will support the continued growth in Chinese LNG imports. China is not dissimilar from the U.S. in that it has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies. As such, this will create an opportunity for imported LNG. Monthly trends in LNG imports among Asian importers between January 2000 and January 2014 are shown in the chart below.

Asian LNG Imports: 2000-2014
(Million Tons)
Source: Drewry

In Europe the market is dominated by three large importers – Spain, the United Kingdom and France.

International Trade in Natural Gas

Generally, a pipeline is the most economical way of transporting natural gas from a producer to a consumer, provided that the pipeline is not too distant from the natural gas reserves. However, for some areas, such as the Far East, the lack of an adequate pipeline infrastructure means that natural gas must be turned into a liquefied form (LNG), as this is the only economical and feasible way it can be transported over long distances. Additionally, sea transportation of LNG is a more flexible solution than pipeline as it can accommodate required changes in trade patterns that are economically or politically driven.

International trade in natural gas more than doubled between 2000 and 2013.  During this period, LNG trade increased by 133%. As a result, LNG captured a growing share of international gas trade, with key drivers of this growth being the diversification of consumers, flexibility among producers, cost efficient transport and access to competitively priced gas.

LNG Shipping Routes

Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2014, the principal trade routes for LNG shipping include: the South Pacific (Indonesia, Malaysia, Australia and Brunei) and the Middle East (Qatar, Oman and the UAE) to the North Pacific (Japan, South Korea, Taiwan and increasingly China), North Africa and Nigeria to Europe and the U.S., and Trinidad to the U.S., South America and Europe.

One important result of the geographical shifts in LNG production and consumption is that demand for shipping services, expressed in terms of ton miles, has grown much faster that the underlying increase in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and discharge port on each voyage.

LNG Seaborne Trade 2003-2013

Source: Drewry

Between 2003 and 2013, total demand for LNG shipping services, expressed in terms of ton miles, increased by 238%. As result of geographical shifts in the pattern of trade and growth in longer haul movements, average voyage distances also increased from just over 3,000 miles in 2000 to 5,500 miles in 2013.

LNG Trades Requiring Ice Class Tonnage

Ice Class Vessel Classifications

Ice class is assigned where a ship is strengthened to navigate in specific ice conditions. Ice class vessels are governed by different ice class rules and regulations depending on their area of operations.

Baltic Sea

•	Bay and Gulf of Bothnia, Gulf of Finland—Finnish-Swedish Ice Class Rules (FSICR)

•	Gulf of Finland (Russia territorial waters)—Russian Maritime Register (RMR) Ice Class Rules

Arctic Ocean

•	Barents, Kara, Laptev, East Siberian and Chukchi Seas—Russian Maritime Register (RMR) Ice Class Rules

•	Beaufort Sea, Baffin Bay, etc—Canadian Arctic Shipping Pollution Prevention Rules (CASPPR)

•	RMR Ice Class Rules

There are also ice class rules and regulations for commercial ship operations on inland lakes, mainly the Great Lakes/St. Lawrence Seaway.

In the context of current commercial newbuilding orders, the FSICR have become the de facto standard for new tonnage. Four ice classes are defined in the FSICR. The FSICR fairway due ice classes along with the design notional level thicknesses, in order of strength from high to low, are:

Class	Standard
1A Super (1AS)	Design notional level ice thickness of 1.0m. For extreme harsh ice conditions.
1A	Design notional level ice thickness of 0.8m. For harsh ice conditions.
1B	Design notional level ice thickness of 0.6m. For medium ice conditions.
1C	Design notional level ice thickness of 0.4m. For mild ice conditions.

The FSICR and the system of ice navigation operated during the winter months in the Northern Baltic are the most well developed criteria and standards for ice navigation. The system of ice navigation comprises three fundamental elements:

•	Ice class merchant vessels (compliant with the FSICR for navigation in the northern Baltic);

•	Fairway navigation channels; and

•	Ice breaker assistance.

Year-round navigation and continuity of trade using the above three fundamental elements was first introduced in the northern Baltic sea areas during the 1960s, and the current FSICR Rule set, as well as the system of ice navigation, has evolved over the years to its current state.

Requirement for Ice Class Tonnage

The FSICR include technical requirements for hull and machinery scantlings as well as for the minimum propulsion power of ships. The hull of ice class vessels and the main propulsion machinery must be safe. The vessel must have sufficient power for safe operation in ice-covered waters. During the vessels' normal operations, they encounter various ice interaction loadings, which calls for strengthened hull structures.

In addition to class rules, ships have to fulfill requirements set by maritime authorities in various jurisdictions. For example, the Russian marine operations headquarters accept ships with ice-strengthening according to or at least the equivalent of FSICR 1B to operate in the Northern Sea Route, or the NSR, if they fulfill additional requirements on crewing and icebreaker assistance.

Ice Class LNG Fleet

The number of ships in the international LNG fleet with an ice class standard is very low. As of February 2014, there were only 6 LNG carriers with Ice Class 1A standard in operation and a further 4 vessels with Ice Class 1A on order.  The only company to date that has experience with and performed NSR transits with LNG carriers is Dynagas Ltd.

Northern Sea Route

Currently there are two major cargo flows that dominate the NSR: oil and gas exports and the export of minerals. in particular coal and ore. The demand for shipping these commodities in the region has been increasing in recent years, driven by several key factors:

•	decreased level of sea ice has lengthened the summer shipping season in the Arctic and is making some areas more navigable;

•	increase in mineral resource development in the Arctic;

•	commodity demand growth in Asia and high commodity prices;

•	technological developments which have made NSR a more feasible shipping route than in the past; and

•	chronic political problems in the Middle East, piracy in North Africa and non-transparent commercial disputes over the Suez in Egypt.

These factors have made NSR a promising alternative.

Northern Sea Route
Source: Drewry

As a result, the NSR has experienced exponential growth in trade volumes in the last three years. The table below illustrates this development. The year 2012 set a record both in the number of vessels and in the amount of cargoes registered on this route.

Northern Sea Route—Seaborne Traffic

	2010	2011	2012
Number of Vessels	4	34	46
Total Cargo Volume (tons)	111,000	820,789	1,261,545
Dry Bulk Volume (tons)	N/A	108,344	322,956
Dry Bulk Share %	N/A	13.2	25.6

Source: Drewry, Centre for High North Logistics

As of today the most suitable LNG terminal for loading LNG for transport to the Far East is located in Northern Norway. The NSR to Japan is shorter than traditional shipping routes generally sailing through the Suez Canal. The Arctic route allows ships to save on time, fuel, and environmental emissions. In Northern Russia located within the NSR there are large gas reserves that are being planned for LNG exports.

In general, ships below 1A ice class will not be allowed to trade on NSR. This affords an advantage to those owners with ice class tonnage. Furthermore, owners/operators with experience of operating in ice conditions will have an edge over the traditional tramp operators who make occasional forays into the region during the winter months.

The LNG Fleet

LNG carriers are specialist vessels designed to transport LNG between liquefaction facilities and import terminals. They are double-hulled vessels with a sophisticated containment system that holds and insulates LNG to maintain it in liquid form. Any LNG that evaporates during the voyage and converts to natural gas (normally referred to as boil-off) can be used as fuel to help propel the ship.

Among the existing fleet there are several different types of containment systems used on LNG carriers, but the two most popular systems are:

•
The Moss Rosenberg spherical system, which was designed in the 1970s and is used by a large portion of the existing LNG fleet. In this system, multiple self-supporting, spherical tanks are built independent of the carrier and arranged inside its hull.

•
The Gaz Transport membrane system, which is built inside the carrier and consists of insulation between thin primary and secondary barriers. The membrane is designed to accommodate thermal expansion and contraction without overstressing the membrane.

However, it is the case that most new vessels are being built with membrane systems such as the Gaz Transport system. This trend is primarily a result of lower Suez Canal fees and related costs associated with passage through the canal (which is required for many long-haul trade routes) for carriers with membrane systems. In addition, membrane system ships tend to operate more efficiently since the spheres on the Moss Rosenberg systems create more wind resistance. Generally, membrane ships achieve better speed consumption due to improved hull utilization, reduced cool down time and better terminal capacity.

The cargo capacity of an LNG carrier is measured in cubic meters (cbm). As of February 2014, the worldwide fleet totaled 368 ships with a combined capacity of 55.0 million cbm. The breakdown of the fleet by vessel size is shown below.

The LNG Fleet by Vessel Size: February 2014
Source: Drewry

Within the current fleet there are only 5 vessels with ice class certification, making these ships a niche part of the market.

The age profile of the existing fleet as of February 2014 is shown below. The average age of all LNG carriers in service is 11.6 years, with fleet age generally increasing as ship size decreases.

LNG Fleet Age Profile: February 2014

Source: Drewry

Due to high quality construction and in most cases high quality maintenance, LNG carriers tend to have longer trading lives than oil tankers; it is not unusual to see ships older than 35 years still in service. However, there is some anecdotal evidence to suggest that older ships may find it harder to find employment in the future. Ships built before 1990 will likely become candidates for replacement in the not too distant future.

LNG Shipping Arrangements

LNG carriers are usually chartered for a fixed period of time with the charter rate payable to the owner on a monthly basis. Shipping arrangements are normally based on charters of five years or more because:

•
LNG projects are expensive and typically involve an integrated chain of dedicated facilities. Accordingly, the overall success of an LNG project depends heavily on long-term planning and coordination of project activities, including marine transportation.

•	LNG carriers are expensive to build, and the cash-flow from long-term fixed-rate charters supports vessel financing.

Most end users of LNG are utility companies, power stations or petrochemical producers that depend on reliable and uninterrupted delivery of LNG. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and time charters of four years or less have become a feature of the market in recent years. However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term "spot trade" refers to a single voyage, which is arranged at a short notice. In the LNG market, it relates to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months.

Newbuilding Prices

Similar to other types of vessels, newbuilding prices for LNG carriers rose steeply in the late 1980s and early 1990s, and then began to drift downwards in the mid-1990s and fall sharply in the late 1990s. At the beginning of 1992, the price of a 125,000 cbm ship from a Far East yard was reported to be approximately $270 million to $290 million, compared with a low of $120 million at the end of 1986. However, by early 2000 new orders were being struck at a new low of around $150 million.

After the lows of early 2000, prices crept above $165 million in the first half of 2001, but fell back to the $160 million to $165 million range in the second half of the year. Further pressure on newbuilding prices in general pushed typical prices closer to $160 million in 2002, and by 2003 prices fell to just above $150 million. However, a host of factors, including constrained shipbuilding capacity, currency movements and high steel prices led to an increase in prices in 2004 to around $180 million. Prices rose above $200 million in 2005 and renewed pressure on shipbuilding prices pushed prices close to $220 million in 2006.

LNG Carrier Newbuilding Prices: 2000-2014(1)
(End Period - U.S.$ Million)

(1)	Price for 160-173,000 cbm ship from 2009 to 2013, prior prices based on 125-155,000 cbm ship

(2)	End February 2014 Source: Drewry

Prices for larger sized LNG carriers of 210-220,000 cbm were around $215 million when first ordered in late 2004 and increased to $235 million in the summer of 2005.

Newbuilding prices reached an all-time high mark of $250 million around mid-2008, influenced by a number of factors, including the declining dollar exchange rate, easy availability of finance, high steel prices and tight shipbuilding capacity. However, newbuilding prices then fell in the wake of little new ordering, but leveled out in 2012. In 2013 prices firmed slightly, but they still remain below the last market peak.

LNG Safety

LNG shipping is generally safe relative to other forms of commercial marine transportation. In the past forty years, there have been no significant accidents or cargo spillages involving an LNG carrier, even though over 40,000 plus LNG voyages have been made during that time.

LNG is non-toxic and non-explosive in its liquid state. It only becomes explosive or inflammable when heated and vaporized, and then only when in a confined space within a narrow range of concentrations in the air (5% to 15%). The risks and hazards from an LNG spill vary depending on the size of the spill, environmental conditions and the site at which the spill occurs.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. The process of obtaining new time charters generally involves intensive screening and competitive bidding, and often extends for several months. LNG carrier time charters are generally awarded based upon a variety of factors relating to the vessel operator, including but not limited to price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. We believe that the LNG shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain charterers.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger and more versatile fleets than we do. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience, will enter the LNG transportation market. This increased competition may cause greater price competition for time charters.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG in the Northern Hemisphere rose in colder weather and fell in warmer weather.  The tanker industry in general has become less dependent on the seasonal transport of LNG than a decade ago as new uses for LNG have developed, spreading consumption more evenly over the year.  There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets and a pronounced higher seasonal demand during the winter months for heating in other markets. However, our vessels primarily operate under multi-year charters and are not subject to the effect of seasonal variations in demand.

Environmental and Other Regulations

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers.

International Maritime Regulations of LNG Vessels

The IMO is the United Nations' agency that provides international regulations governing shipping and international maritime trade, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the "MARPOL Convention." The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the ISM Code) promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. We are compliant with the requirement to hold a Document of Compliance under the ISM Code.

Vessels that transport gas, including LNG carriers are also subject to regulation under the International Gas Carrier Code (or the IGC Code) published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (or STCW) also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance. May 2012 SOLAS amendments entered into force as of January 1, 2014.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facilities Security Code (ISPS) as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Our Manager has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See "—Vessel Security Regulations" for a more detailed discussion about these requirements.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

The IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, and the new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

In September 1997, the IMO adopted MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution" (or Annex VI) to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It applies to all ships, fixed and floating drilling rigs and other floating platforms and sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, and prohibits deliberate emissions of ozone depleting substances, such as chlorofluoro carbons. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Prevention Certificate (or an IAPP Certificate). Annex VI has been ratified by some but not all IMO member states. Annex VI came into force in the United States on January 8, 2009. All the vessels in our fleet have been issued with IAPP Certificates.

On July 1, 2010 amendments to Annex VI to the MARPOL Convention that require progressively stricter limitations on sulfur emissions from ships proposed by the United States, Norway and other IMO member states took effect. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. However, in Emission Control Areas (or ECAs), limitations on sulfur emissions require that fuels contain no more than 1% sulfur and will be further reduced to 0.1% on January 1, 2015. For example, in August 2012, the North American ECA became enforceable. The Baltic Sea and the North Sea have also been designated ECAs. The North American ECA includes areas subject to the exclusive sovereignty of the United States and Canada. Consequently, in August 2012, when the North American ECA became effective, the sulfur limit in marine fuel will be capped at 1%, which is the capped amount for all other ECA areas since July 1, 2010. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Further, the European directive 2005/33/EU, which became effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance , where necessary, by being arranged to burn gas only in their boilers when alongside. Marine Gas Oil and Low Sulfur Marine Gas Oil, or MGO and LSMGO, respectively, have been purchased as the only fuel for the Diesel Generators.

Additionally, as discussed above, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee (MEPC), as discussed in "—U.S. Clean Air Act" below. U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (or the BWM Convention) in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it, but it is close.

The IMO has passed a resolution encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force.

As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the Convention.

Bunkers Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001 (or the Bunker Convention) entered into force in State Parties to the Convention on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention requires the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the "CLC." Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limited liability protections are forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict –liability basis.

P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels have received "Blue Cards" from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance cover is in force.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

United States Environmental Regulation of LNG Vessels

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil Pollution Act and CERCLA

The U.S. Oil Pollution Act of 1990 (OPA 90) established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners' responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages for releases of "hazardous substances." Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA. Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, effective on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practice. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

Clean Water Act

The United States Clean Water Act (or CWA) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In additional, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent that U.S. federal law.

The EPA regulates the discharge of ballast water, bilge water, and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (or VGP) incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices (or BMPs) designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. On March 28, 2013 the EPA re-issued the VGP for another five years, which took effect December 19, 2013. The 2013 VGP contains ballast water discharge standards for most vessels that now contain numeric limits. EPA is also planning to finalize the VGP for small vessels- the VGP but the final rule has not yet been issued.

On March 8, 2011, EPA reached a settlement with several environmental groups and the State of Michigan regarding EPA's issuance of the VGP. As part of the settlement, EPA agreed to include in the next draft VGP numeric concentration-based effluent limits for discharges of ballast water expressed as organisms per unit of ballast water volume. These requirements correspond with the IMO's adoption of similar requirements as discussed above. On March 28, 2013 the EPA issued the 2013 VGP. The 2013 VGP contains ballast water discharge standards for most vessels that now contain numeric limits. Later this year the EPA is also planning to finalize the VGP for small vessels- the small VGP.

National Aquatic Invasive Species Act

The National Invasive Species Act (or NISA) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters. The revised regulations adopt ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO's BWM Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply with these standards and some existing ships must comply by their first dry dock after January 1, 2014. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. Compliance with these regulations will require us to incur additional costs and other measures that may be significant.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended (or the CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (or NOx) will apply from 2016. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Other Regulations

The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. We cannot predict what regulations, if any, may be adopted by the European Union or any other country or authority.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member stated by 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.

As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by MEPC in July 2011 relating to greenhouse gas emissions. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index (EEDI), for new ships, and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. It is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases. In 2009 and 2010, EPA adopted greenhouse reporting requirements for various onshore facilities, and also adopted a rule potentially imposing control technology requirements on certain stationary sources subject to the federal Clean Air Act. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002 (or MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (or ISSC) from a recognized security organization approved by the vessel's flag state.

Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

Our Manager has developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Other Regulation

Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

In-House Inspections

Our Manager carries out ship audits and inspections of the ships on a regular basis; both at sea and while the vessels are in port. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, our Manager has created and implemented a program of continual maintenance for our vessels and their systems.

Inspection by Classification Societies

Every large, commercial seagoing vessel must be "classed" by a classification society. A classification society certifies that a vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are dry-docked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. Vessels under five years of age can waive dry docking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies (the IACS). In 2012, the IACS issued draft harmonized Common Structure Rules that align with IMO goal standards, and are expected to be adopted in 2013. All of the vessels in our fleet are certified by Lloyds Register, have been awarded ISM certification and are currently "in class."

Our Manager carries out inspections of the ships on a regular basis; both at sea and while the vessels are in port. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Safety, Management of Ship Operations and Administration

Safety is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of the crew, the general public and the environment. We actively manage the risks inherent in our business and are committed to preventing incidents that threaten safety, such as groundings, fires and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. Our Manager's shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

Risk of Loss and Liability Insurance

The operation of any vessel, including LNG carriers, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss of a vessel. The agreed deductible on each vessel averages $500,000.

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 120 days. The number of deductible days varies from 14 days to 120 days, depending on the type of damage, machinery or hull damage. The number of deductible days for the vessels in our fleet is 14 days per vessel.

Protection and indemnity insurance, which covers our third party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third party liability and other expenses related to the injury or death of crew members, passengers and other third party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited. Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence. We are a member of the North of England P&I Club. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

C.	ORGANIZATIONAL STRUCTURE

We are a majority-owned subsidiary of Dynagas Holding Ltd., our Sponsor.

We own (i) a 100% limited partner interest in Dynagas Operating LP, which owns a 100% interest in our fleet through intermediate holding companies and (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC.

Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.

D.	PROPERTY, PLANT AND EQUIPMENT

For a description of our fleet, please see "Item 4. Information on the Partnership—B. Business Overview—Our Fleet."

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Historical Consolidated Financial and Operating Data" and the accompanying audited consolidated financial statements and the related notes included in "Item 18. Financial Statements" of this Annual Report. Amounts relating to percentage variations in period—on—period comparisons shown in this section are derived from the actual numbers in our books and records. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. See "Risk Factors" and "Forward-Looking Statements." In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

A.	RESULTS OF OPERATIONS

Overview

We are a growth-oriented limited partnership focused on owning and operating LNG carriers. Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies such as BG Group and Gazprom, providing us with the benefits of stable cash flows and high utilization rates. We intend to leverage the reputation, expertise, and relationships of our Sponsor and our Manager in maintaining cost-efficient operations and providing reliable seaborne transportation services to our customers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third parties. There is no guarantee that we will grow the size of our fleet or the per unit distributions that we intend to pay or that we will be able to make further vessel acquisitions from our Sponsor or third parties.

Our Sponsor entered the LNG sector in 2004 by ordering the construction of three LNG carriers, the Clean Energy, the Ob River, and the Clean Force, from Hyundai Heavy Industries Co. Ltd. or HHI, one of the world's leading shipbuilders of LNG carriers. On October 29, 2013, we acquired from our Sponsor these vessels, which we refer to as our Initial Fleet, in exchange for 6,735,000 of our common units and all of our subordinated units. In November 2013, we successfully completed our IPO on the NASDAQ Global Select Market of 8,250,000 of our common units together with 4,250,000 common units offered by our Sponsor. On December 5, 2013, our Sponsor offered and sold additional 1,875,000 units in connection with the exercise of the underwriters' over-allotment option. As of March 21, 2014, the LNG carriers that comprise our fleet are employed under time charters with an average remaining term of 3.1 years and have an average age of 6.7 years.

At the closing of our IPO, we entered into the following agreements: (i) an Omnibus Agreement with our Sponsor and our General Partner that provides us with the right to purchase up to seven LNG carrier vessels from the Sponsor (the "Optional Vessels") within 24 months of their delivery to our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. (ii) a $30 million revolving credit facility with our Sponsor to be used for general partnership purposes and (iii) the Senior Secured Revolving Credit Facility. Please also see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

We used borrowings under the Senior Secured Revolving Credit Facility of $214.1 million to fully repay the outstanding indebtedness under our $150 million Clean Energy and our $128 million Clean Force Credit Facilities, and incurred additional borrowings of $6.0 million which are expected to be used for general partnership purposes. As at December 31, 2013, we had a borrowing capacity of $72.5 million under our Senior Secured Revolving Credit Facility and our revolving credit facility with our Sponsor. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

Our fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. George Prokopiou. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

On February 14, 2014, we paid a partial cash distribution for the fourth quarter of 2013 of $0.1746 per unit, prorated from the IPO closing date through December 31, 2013. This distribution corresponds to a quarterly distribution of $0.365 per outstanding unit, or $1.46 per outstanding unit on an annualized basis, which is consistent with our minimum quarterly distribution.

Our fleet consists of three LNG carriers currently operating under multi-year charters with BG Group and Gazprom. The Clean Force and the Ob River have been assigned with Ice Class designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius.

The following table sets forth summary information about our fleet as of March 21, 2014:

Vessel Name	Shipyard	Year Built	Capacity (cbm)	Ice Class	Flag State	Charterer
Clean Energy	HHI	2007	149,700	No	Marshall Islands	BG Group
Ob River	HHI	2007	149,700	Yes	Marshall Islands	Gazprom
Clean Force	HHI	2008	149,700	Yes	Marshall Islands	BG Group
____________________

We principally deploy our vessels on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. We have secured multi-year fixed rate time charter contracts for the three LNG carriers in our fleet. The following table summarizes our current time charters for the vessels in our fleet and the expirations and extension options, as of March 21, 2014:

Vessel Name	Charterer	Contract Backlog (in millions)	Charter Commencement Date	Earliest Charter Expiration Date	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	BG Group	$95.2	February 2012	April 2017	August 2020 (2)
Ob River	Gazprom	$110.0	September 2012	September 2017	May 2018 (3)
Clean Force	BG Group	$57.5	October 2010	September 2016	January 2020 (4)
____________________

(2)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before January 2016.

(3)	Gazprom has the option to extend the duration of the charter until May 2018 on identical terms, upon notice to us before March 2017.

(4)
On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013. BG Group has the option to extend the duration of the charter by an additional three-year term at a further escalated daily rate, which would commence on October 5, 2016, upon notice to us before January 5, 2016. The latest expiration date upon the exercise of all options is January 2020.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our fleet as of December 31, 2013 assuming the earliest redelivery dates possible under our charters and 365 revenue days per annum per ship and assuming charterers do not exercise any options to extend the time charters of the Clean Force, the Clean Energy and the Ob River.

(in millions of U.S. Dollars, except days and percentages)	2014	2015	2016	2017
No. of Vessels whose contracts expire (1)	-	-	1	2
Contracted Time Charter Revenues (1)	85.8	85.8	78.4	31.5
Contracted Days	1,095	1,095	979	368
Available Days	1,095	1,095	1,095	1,051
Contracted/Available Days	100%	100%	89%	35%
____________________

(1)
Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our LNG carrier charters, and (c) no exercise of any option to extend the terms of those charters except for the option regarding the Clean Force exercised on January 2, 2013.

Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers. For these reasons, the contracted charter revenue information presented is an estimate and should not be relied upon as being necessarily indicative of future results. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

In the year ended December 31, 2013, we received all of our revenues from two charterers, which individually accounted for 61% and 39% of our revenues, respectively, as compared to three in the same period in 2012 which individually accounted for 58%, 16% and 26%, respectively, of our revenues in 2012.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•
Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. As of December 31, 2013, our fleet consisted of the same three LNG carriers we acquired from our Sponsor in connection with the closing of our IPO.

•	Charter Rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels.

•
Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. The vessels in our fleet are currently employed under multiyear time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to recharter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future.

•
BG Group's potential exercise of charter extension. In 2010, we entered into the time charter contract for the Clean Force with the BG Group at a time when time charter rates were significantly lower than prevailing time charter rates for equivalent periods. On January 2, 2013, BG Group exercised its option to extend the charter of the Clean Force until 2016 and currently holds another option to extend the duration of the charter until 2019 at a further increased daily rate. BG also holds an option to extend the time charter of the Clean Energy for an additional three years until 2020 at an increased daily rate;

•
Utilization of Our Fleet. Historically, our fleet has had a limited number of unscheduled off-hire days. In the years ended December 31, 2013 and 2012 our fleet utilization was 100% and 99.5%, respectively. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our fleet changes, our financial results would be affected;

•
The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs.  Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

•
The timely delivery of the Optional Vessels (four of which are currently under construction and three of which were delivered in 2013) to our Sponsor and our ability to exercise the options to purchase the seven Optional Vessels. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions;"

•	The timely delivery of the vessels we may acquire in the future;

•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

•	The performance of our charterer's obligations under their charter agreements;

•	The effective and efficient technical management of the vessels under our management agreements;

•	Our ability to obtain acceptable debt financing to fund our capital commitments;

•	The ability of our Sponsor to fund its capital commitments and take delivery of the Optional Vessels under construction;

•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;

•
Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	Our access to capital required to acquire additional ships and/or to implement our business strategy;

•	Our level of debt, the related interest expense and the timing of required payments of principal;

•	The level of our general and administrative expenses, including salaries and costs of consultants;

•	Our charterer's right for early termination of the charters under certain circumstances;

•	Performance of our counterparties and our charterer's ability to make charter payments to us; and

•	The level of any distribution on our common and subordinated units.

See "Risk Factors" for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Time Charter Revenues.  Our time charter revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of revenue earning days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market.  Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except when off-hire.

Off-hire (Including Commercial Waiting Time). When a vessel is "off-hire"—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled dry-docking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 120 days.

Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses, agency fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us.  All voyage expenses are expensed as incurred, except for commissions.  Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.  We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on charters with initial terms of less than two years due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. These commissions do not include the fees we pay to our Manager, which are described below under "—Management Fees."

Available  Days. Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

Average Number of Vessels. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

Fleet utilization. We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.

Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses. Vessel operating expenses also include all peripheral expenses incurred while vessels perform their classification special survey and dry-docking such as spare parts, port dues, tugs, service engineer attendance etc.

Vessel operating expenses are paid by the ship-owner under time charters and are recognized when incurred. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar, and may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Dry-docking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels at least every 60 months until the vessel is 15 years old, after which dry-docking takes place at least every 30 months thereafter as required for the renewal of certifications required by classification societies. Special survey and dry-docking costs (mainly shipyard costs, paints and class renewal expense) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. All three vessels in our fleet completed their scheduled special survey and dry-docking repairs in 2012.

Depreciation. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives which we estimate to be 35 years from their initial delivery from the shipyard. Vessel residual value is estimated as 12% of the initial vessel cost and represents Management's best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry; however they required more discretion since there is a lack of historical references in scrap prices of similar types of vessels.

Interest and Finance Costs. We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing credit facilities, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Vessels Lives and Impairment. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals as considered necessary. As of December 31, 2013 and 2012, there were no events or changes in circumstances indicating that the carrying amount of the vessels may not be recoverable and, accordingly, no impairment loss was recorded these years.

Insurance

Hull and Machinery Insurance. We have obtained hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage and towing costs, and also insures against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages $500,000.

Loss of Hire Insurance. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 120 days. The number of deductible days for the vessels in our fleet is 14 days per vessel.

Protection and Indemnity Insurance. Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Our current protection and indemnity insurance coverage is unlimited, except for pollution, which is limited to $1 billion per vessel per incident.

Critical Accounting Policies and estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. We are an "emerging growth company," as defined in the JOBS Act.  We have elected to take advantage of the reduced reporting obligations, including the extended transition period for complying with new or revised accounting standards under Section 102 of the JOBS Act, and as such, the information that we provide to our unitholders may be different from information provided by other public companies and our financial statements may not be comparable to companies that comply with public company effective dates. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included under "Item 18. Financial Statements" of this annual report.

Time Charter Revenues

We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to vessel's operations, the cost of which is included in the daily hire rate, except when off-hire. Revenues are affected by hire-rates and the number of days a vessel operates.

Our time charter revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire that our vessels earn under time charters and the number of revenue earning days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market.

Our LNG carriers are employed through multi-year time charter contracts, which for accounting purposes are considered as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter.

Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction or increase. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Rates payable in the market for LNG carriers have been uncertain and volatile as has the supply and demand for LNG carriers

Vessels Lives and Impairment

The carrying value of a vessel represents its historical acquisition or construction cost, including capitalized interest, supervision, technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels.

We depreciate the original cost, less an estimated residual value, of our LNG carriers on a straight-line basis over each vessel's estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in hire rates and the cost of newbuilds. Both hire rates and newbuild costs tend to be cyclical in nature.

We review vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset's carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and the five-year historical average of charter rates for the unfixed days. If the estimated future undiscounted cash flows of an asset exceed the asset's carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset's carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Historically, there was no indication of impairment for any of the three vessels in our fleet. Our impairment test exercise is sensitive to variances in the time charter rates. The use of the most recent three and one year historical average rates to determine the charter revenues for the unfixed days would not result to impairment.

We determine the fair value of our vessels based on our estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2013, the aggregate charter-free market value of our vessels substantially exceeded their aggregate carrying value as of the same date. A decrease of the estimated fair market value by 10% would not result in any impairment loss as of December 31, 2013. We employ our LNG carriers on fixed-rate charters with major companies. These charters typically have original terms of two or more years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing and future charters.

Depreciation on our LNG carriers is calculated using an estimated useful life of 35 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our LNG carriers takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated hire rates are based on rates under existing vessel charters and the five-year average historical charter rates for the unfixed periods. Our estimates of vessel utilization, including estimated off-hire time are based on historical experience of trading our vessels and our projections of future chartering prospects. Our estimates of operating expenses and dry-docking expenditures are based on our historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are based on our estimation over our vessels sale price at the end of their useful life, being a product of a vessel's lightweight tonnage and an estimated scrap rate and the estimated resale price of certain equipment and material. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing charter terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future hire rates beyond the firm period of existing charters and vessel residual values, due to factors such as the volatility in vessel hire rates and the lack of historical references in scrap prices of similar type of vessels. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel hire rates or vessel values, will be accurate.

If we conclude that a vessel is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the vessel impairment.

The table set forth below indicates (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2013 and December 31, 2012.

Vessel	Capacity (cbm)	Year Purchased	Acquisition Cost	Carrying Value (in millions of US dollars)
				December 31, 2013	December 31,2012
LNG
Clean Energy	149,700	2007	$178.2	$147.5	$152.0
Ob River	149,700	2007	176.0	147.3	151.7
Clean Force	149,700	2008	186.3	158.4	163.1
TOTAL Capacity	449,100		$540.5	$453.2	$466.8

The market value of each vessel individually and in the aggregate substantially exceeds the respective carrying value of each vessel as of December 31, 2013 and December 31, 2012. As such, the Partnership is not required to perform an impairment test. We refer you to the risk factor entitled "Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss" and the discussion herein under the heading "Risks relating to our Partnership."

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with ship-owners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Depreciation

We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives which we estimate to be 35 years from their initial delivery from the shipyard. A vessel's residual value is estimated as 12% of the initial vessel cost, being approximate to vessel's light weight multiplied by the then estimated scrap price per metric ton adjusted to reflect the premium from the value of stainless steel material and represents management's best estimate of the current selling price assuming the vessel is already of age and condition expected at the end of its useful life. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry however such assumptions required more discretion since there is a lack of historical references in scrap prices of similar type of vessels. A decrease of 10% in estimated scrap price would result to $0.2 million of increase in depreciation cost in the year ended December 31, 2013.

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Recent Accounting Pronouncements

There are no recent accounting pronouncements issued in 2013, whose adoption would have a material impact on our consolidated financial statements in the current year or are expected to have a material impact in future years.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

During the years ended December 31, 2013 and 2012, we had an average of three vessels in our fleet. In the year ended December 31, 2013 our fleet Available days totaled 1,095 days as compared to 1,056 days in the year ended December 31, 2012. The increase of 3.7% is attributable to the lack of dry-docking repairs in 2013 since all three LNG carriers in our fleet completed their initial scheduled special survey and dry-docking repairs in 2012. Revenue earning days are the primary driver of voyage revenue and vessel operating expenses.

Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Time charter revenues	$85,679	$77,498	$8,181	10.6%

Total revenues increased by 10.6%, or $8.2 million, to $85.7 million during the year ended December 31, 2013, from $77.5 million during the year ended December 31, 2012. The increase in revenues was primarily attributable to the escalated time charter rate earned by the LNG carrier Clean Force, following the exercise by the Charterer of a minimum three year extension period under its current time charter contract  as well as the higher charter rate earned by the LNG Carrier Ob River, soon after entering its current five year time charter contract in September, 2012.

Voyage Expenses. The following table sets forth details of our voyage expenses, not including voyage expenses set forth under "Voyage Expenses—related Party" for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Commissions	618	819	(201)	(24.5%)
Bunkers	-	1,361	(1,361)	(100%)
Port Expenses	57	307	(250)	(81.4%)
Voyage Expenses	$675	$2,487	$(1,812)	(72.9%)

Voyage expenses decreased by 72.9%, or $1.8 million, to $0.7 million during the year ended December 31, 2013 from $2.5 million during the year ended December 31, 2012. The decrease was mainly attributable to the lack of dry-dock related voyage expenses in 2013. During the year ended December 31, 2012, all of our three vessels underwent their mandatory initial special survey and dry-docking survey and as a result incurred $1.4 million in bunker expenses and $0.2 million in port expenses in connection with positioning the vessels to the shipyards compared to nil bunker expenses and negligible port expenses in 2013. The decrease was also attributable to $0.2 million of fewer commissions charged by third party brokers in the year ended December 31, 2013, pursuant to the Ob River charter agreement discussed above, that provides for no third party brokerage commission charges.

Voyage Expenses – related party. The following table sets forth details of our voyage expenses charged by our Manager for commercial services. For the years ended December 31, 2013 and 2012 pursuant to the management agreements under which Dynagas Ltd. earned a 1.25% commission on gross time charter income:

	Year Ended December 31,
	2013	2012	Change	%Change
	(in thousands of U.S. dollars)
Voyage Expenses – related party (commissions)	1,011	981	30	3.1%

Voyage expenses charged by our Manager increased slightly by 3.1% or $0.03 million between the two periods, as a result of the increased time charter revenues earned by our vessels during 2013.

Vessels' Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Crew wages and related costs	8,618	9,755	(1,137)	(11.7%)
Insurance	1,554	1,488	66	4.4%
Spares and consumable stores	1,086	2,561	(1,475)	(57.6%)
Repairs and maintenance	323	1,340	(1,017)	(75.9%)
Tonnage taxes	96	18	78	433.3%
Other operating expenses	232	560	(328)	(58.6%)
Total	$11,909	$15,722	$(3,813)	(24.3%)

Vessels' operating expenses decreased by 24.3%, or $3.8 million, to $11.9 million during the year ended December 31, 2013 from $15.7 million during the year ended December 31, 2012. The decrease is primarily the result of the peripheral operating expenses (mainly comprising of store, repair and incremental labor costs) of approximately $1.7 million we incurred in 2012 in relation to the initial special survey and dry-docking repairs of our three vessels. Peripheral expenses for dry-docking include all expenses related to the dry-docking of the vessel, except for shipyard, paint and classification society survey cost such as spare parts, service engineer attendances, stores and consumable stores. The overall decrease in operating expenses was also due to significantly lower crew training expenses we incurred during the year ended December 31, 2013 compared to the prior year.

General and Administrative Expenses. The following table sets forth details of our general and administrative expenses for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
General and administrative costs	$387	$278	$109	39.2%

General and administrative expenses increased by 39.2%, or $0.1 million, to $0.4 million during the year ended December 31, 2013, from $0.3 million during the year ended December 31, 2012. The increase in the year ended December 31, 2013 is mainly attributable to the expenses we incurred in relation to us serving as a public company since November 18, 2013, which were expensed as incurred.

Management Fees. The following table sets forth details of our management fees for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Management fees	$2,737	$2,638	$99	3.8%

Management fees increased by 3.8%, or $0.1 million, to $2.7 million during the year ended December 31, 2013, from $2.6 million during the year ended December 31, 2012. The increase in the year ended December 31, 2013 is attributable to the slightly increased daily management fee that was charged by our Manager to each of the vessels in our fleet in 2013, pursuant to the new management agreements effective from January 1, 2013.

Depreciation. The following table sets forth details of our depreciation expense for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Depreciation	$13,579	$13,616	$(37)	(0.3)%

Depreciation expense remained substantially the same during the year ended December 31, 2013 compared to the year ended December 31, 2012.

Drydocking and Special survey costs. The following table sets forth details of our drydocking and special survey expenses for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Drydocking and Special Survey Costs	$-	$2,109	$(2,109)	(100)%

All our vessels completed their initial scheduled drydocking and special surveys during the year ended December 31, 2012. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and every two and a half years within their following useful life.

We drydock our vessels when the next special survey becomes due. As we dry-docked all of the vessels in our fleet in 2012, we expect the next scheduled dry-dockings to occur in 2017, 2017 and 2018 for the Clean Energy, Ob River and Clean Force respectively. We expect that our fleet will average 22 days on drydock per ship, at which time we perform class renewal surveys and make any necessary repairs or retrofittings.

Interest and Finance Costs. The following table sets forth details of our interest and finance costs for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Interest on long-term debt	8,248	8,551	(303)	(3.5)%
Amortization and write-off of financing fees	1,050	590	460	78.0%
Commitment fees	327	372	(45)	(12.1)%
Other	107	63	44	69.8%
Total	$9,732	$9,576	$156	1.6%

Interest and finance costs increased by 1.6%, to $9.7 million during the year ended December 31, 2013, from $9.6 million during the year ended December 31, 2012. Interest expense decreased by 3.5%, to $8.2 million during the year ended December 31, 2013, from $8.6 million during the year ended December 31, 2012. Such decrease in loan interest expense, driven by lower weighted average debt balance of $342.2 million during the year ended December 31, 2013, as compared to $369.2 million in the year ended December 31, 2012, was counterbalanced by the $0.5 million increase in the amortization and write-off of financing fees, attributable to the full repayment of all loans outstanding at the IPO closing date.

Our weighted average interest rate for the years ended December 31, 2013 and 2012 was 2.4% and 2.3%, respectively.

Realized and Unrealized Loss on Derivative Financial Instruments. The following table sets forth details of our realized and unrealized loss on derivative instruments for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Realized and Unrealized Loss on Derivative Financial Instruments	$-	$196	$(196)	(100)%

The $0.2 million loss on derivative financial instruments during the year ended December 31, 2012, was primarily related to realized and unrealized losses on three interest rate swap contracts of $285.6 million notional amount due to declining long-term interest rates.  These three interest rate swap agreements matured in March, July and June 2012. No new financial instruments have been entered into by the Partnership since then.

Other. Other expenses decreased to $0.03 million during the year ended December 31, 2013, from $0.06 million during the year ended December 31, 2012.

Year ended December 31, 2012 compared to the year ended December 31, 2011

During the years ended December 31, 2012 and 2011, we had an average of three vessels in our fleet. In the year ended December 31, 2012 our fleet Available days totaled 1,056 days as compared to 1,095 days in the twelve month period ended December 31, 2011, the decrease of 3.6% attributable to scheduled dry-docking repairs completed in 2012. Revenue earning days are the primary driver of voyage revenue and vessel operating expenses.

Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Time charter revenues	$77,498	$52,547	$24,951	47.5%

Total revenues increased by 47.5%, or $25.0 million, to $77.5 million during the year ended December 31, 2012, from $52.5 million during the year ended December 31, 2011. The increase in revenues was primarily attributable to an increase in time charter rates for two of our vessels. The Clean Energy in 2011 was employed on a time charter contract entered into in 2010, which was at historically low levels and which ended in the first quarter of 2012. The Clean Energy was subsequently employed under its present time charter contract at a significantly higher time charter rate, effective as of February 2012. The increase in revenues was also attributable to the increase in the time charter rates attained by the Ob River which was employed on a historically low time charter rate in the first quarter of 2011 and subsequently was employed at a higher rate until September 2012. In September 2012, the Ob River was employed on its present time charter contract at a rate which is 15% higher than the charter rate under its previous charter.

Voyage Expenses. The following table sets forth details of our voyage expenses, not including voyage expenses set forth under "Voyage Expenses—related Party" for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Commissions	819	446	373	83.6%
Bunkers	1,361	117	1,244	1,063.2%
Port Expenses	307	152	155	102.0%
Voyage Expenses	$2,487	$715	$1,772	247.8%

Voyage expenses increased by 247.8%, or $1.8 million, to $2.5 million during the year ended December 31, 2012 from $0.7 million during the year ended December 31, 2011. The increase was mainly attributable to the fact that during the year ended December 31, 2012 all of our three vessels underwent their mandatory special survey and dry-docking survey and as a result incurred $1.4 million in bunker expenses in connection with positioning the vessels to the shipyards compared to negligible bunker expense for 2011. The increase was also attributable to the increase of $0.4 million in commissions paid to third party brokers in the year ended December 31, 2012 as a result of the higher time charter revenues during 2012 and to port expenses payable during the vessel's mandatory dry-docking and special survey.

Voyage Expenses – related party. The following table sets forth details of our voyage expenses paid to our Manager for commercial services. For the years ended December 31, 2012 and 2011 pursuant to the management agreements under which Dynagas Ltd. earned a 1.25% commission on gross time charter income:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Voyage Expenses – related party (commissions)	$981	$638	$343	53.8%

Voyage expenses paid to our Manager increased by 53.8% or $0.3 million, to $1 million during the year ended December 31, 2012 from $0.6 million during the year ended December 31, 2011. The increase was attributable to the higher time charter revenues during 2012.

Vessels' Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Crew wages and related costs	9,755	8,040	1,715	21.3%
Insurance	1,488	1,587	(99)	(6.2)%
Spares and consumable stores	2,561	1,102	1,459	132.4%
Repairs and maintenance	1,340	356	984	276.4%
Tonnage taxes	18	28	(10)	(35.7)%
Other operating expenses	560	237	323	136.3%
Total	$15,722	$11,350	$4,372	38.5%

Vessels' operating expenses increased by 38.5%, or $4.4 million, to $15.7 million during the year ended December 31, 2012 from $11.4 million during the year ended December 31, 2011. The increase was primarily attributable to the increase in spares and consumables stores and peripheral maintenance and repair expenses related to the dry-docking of our three vessels in 2012. Peripheral expenses for dry-docking include all expenses related to the dry-docking of the vessel, except for shipyard, paint and classification society survey cost such as spare parts, service engineer attendances, stores and consumable stores which totaled to $1.7 million. The increase is also attributable to an increase in crew wages and related costs of $1.7 million to $9.8 million during the twelve month period ended December 31, 2012 from $8 million during the year ended December 31, 2011 as a result of continued inflationary crew costs and increased training expenses.

General and Administrative Expenses. The following table sets forth details of our general and administrative expenses for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
General and administrative costs	$278	$54	$224	414.8%

General and administrative expenses increased by 414.8%, or $0.22 million, to $0.27 million during the year ended December 31, 2012, from $0.05 million during the year ended December 31, 2011. The increase in the year ended December 31, 2012 is mainly attributable to the expenses incurred in connection with the preparations for the IPO, which were expensed as incurred.

Management Fees. The following table sets forth details of our management fees for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Management fees	$2,638	$2,529	$109	4.3%

Management fees increased by 4.3%, or $0.1 million, to $2.6 million during the year ended December 31, 2012, from $2.5 million during the year ended December 31, 2011. The increase in the year ended December 31, 2012 is attributable to the year-to-year increase in management fees payable to our Manager.

Depreciation. The following table sets forth details of our depreciation expense for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Depreciation	$13,616	$13,579	$37	0.3%

Depreciation expense remained substantially the same during the year ended December 31, 2012 compared to the year ended December 31, 2011.

Drydocking and Special survey costs. The following table sets forth details of our drydocking and special survey expenses for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Drydocking and Special Survey Costs	$2,109	$-	$2,109	100%

Dry-docking and special survey costs comprised of the repair cost paid to the yards, paints and class expenses and are expensed in the period incurred. Costs relating to routine repairs and maintenance are also expensed as incurred and are included in "Vessel Operating Expenses". All our vessels completed their scheduled drydocking and special surveys during the year ended December 31, 2012. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and every two and a half years within their following useful life.

We drydock our vessels when the next special survey becomes due. As we drydocked all our fleet in 2012, we expect the next scheduled dry-dockings to occur in 2017, 2017 and 2018 for the Clean Energy, Ob River and Clean Force respectively. We expect that our fleet will average 22 days on drydock per ship, at which time we perform class renewal surveys and make any necessary repairs or retrofittings.

Interest Income. Interest income for the year ended December 31, 2012 of $0.001 million was substantially similar to interest income of $0.004 million for the year ended December 31, 2011.

Interest and Finance Costs. The following table sets forth details of our interest and finance costs for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Interest on long-term debt	8,551	3,794	4,757	125.4%
Amortization and write-off of financing fees	590	100	490	490.0%
Commitment fees	372	54	318	588.9%
Other	63	29	34	117.2%
Total	$9,576	$3,977	$5,599	140.8%

Interest and finance costs increased by 140.8%, or $5.6 million, to $9.6 million during the year ended December 31, 2012, from $4 million during the year ended December 31, 2011. Interest expense increased by $4.8 million to $8.6 million during the year ended December 31, 2012, from $3.8 million during the year ended December 31, 2011. The increase is mainly attributable to the higher average debt balance and interest margin costs during the year ended December 31, 2012 as compared to the year ended December 31, 2011 as a result of the refinancing of the Clean Energy and Ob River in 2012. The increase in amortization and write-off of financing fees of $0.5 million was attributable to financing fees incurred in connection with the refinancing of Clean Energy and Ob River in 2012 and the increase in commitment fees of $0.3 million attributable to our refinancing activities during the year ended December 31, 2012.

During the year ended December 31, 2012, we had an average of $369.2 million of outstanding indebtedness with a weighted average interest rate of 2.3%, and during the year ended December 31, 2011, we had an average of $295.6 million of outstanding indebtedness with a weighted average interest rate of 1.3%.

Realized and Unrealized Loss on Derivative Financial Instruments. The following table sets forth details of our realized and unrealized loss on derivative instruments for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Realized and Unrealized Loss on Derivative Financial Instruments	$196	$824	$(628)	(76.2)%

The loss on derivative financial instruments during the years ended December 31, 2012 and December 31, 2011, respectively, was primarily related to realized and unrealized losses on three interest rate swap contracts of $285.6 million notional amount due to declining long-term interest rates.  These three interest rate swap agreements matured in March, July and June 2012, resulting in a decrease of $0.6 million in the loss from derivative financial instruments to $0.2 million during the year ended December 31, 2012, as compared to $0.8 million during the year ended December 31, 2011.

Other. Other Income decreased to $0.06 million during the year ended December 31, 2012, from $0.07 million during the year ended December 31, 2011.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of funds are our operating cash flows, borrowings under existing or future credit facilities with prominent financial institutions and our Sponsor and equity contributions by our unitholders. Our liquidity requirements relate to servicing our debt and funding capital expenditures and working capital. We frequently monitor our capital needs by projecting our upcoming income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements relate to funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.

In addition to paying distributions to our unitholders, our other liquidity requirements relate to servicing our debt, funding potential investments (including the equity portion of investments in the Optional Vessels or other third party acquisitions), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held primarily in U.S. dollars. We have not made use of derivative instruments since July 2012, when all of our swaps matured.

As of December 31, 2013, we had cash of $27.7 million (including cash minimum liquidity requirements imposed by our lenders) which increased by $20.9 million, or 308.6%, compared to $6.8 million, as of December 31, 2012, primarily due to the $16.3 million increase in cash generated from operating activities on a year to year basis and working capital advances provided by our Sponsor and our lenders during 2013 of approximately $11.5 million.

On November 18, 2013, we completed our IPO of 8,250,000 common units at $18.00 per unit and raised gross proceeds of approximately $148.5 million. The net proceeds of this offering, including the underwriting discount and offering costs of $2.7 million, were approximately $136.9 million.

On November 14, 2013, we entered into the Senior Secured Revolving Credit Facility.  See "—Our Borrowing Activities."  At the IPO closing date, a portion of the borrowings of $214.1 million under this facility, together with a portion of the proceeds of the IPO, were used to fully repay the then outstanding total indebtedness of $346.1 million.

As of December 31, 2013, we had $219.6 million of indebtedness outstanding under our credit agreements, of which $5.5 million outstanding under our unsecured revolving facility with our Sponsor was repaid in January 2014, and $72.5 million of available borrowing capacity under our Senior Secured Revolving Credit Facility and our $30 million revolving credit facility with our Sponsor.

As of March 21, 2014, we had $214.1 million of indebtedness outstanding under our Senior Secured Revolving Credit Facility, for which no payments are required prior to June 30, 2016 provided that we do not draw down any additional funds from the undrawn borrowing capacity under our Senior Secured Revolving Credit Facility. See "—Our Borrowing Activities." As of December 31, 2013, we were in compliance with all the financial and liquidity covenants contained in our Senior Secured Revolving Credit Facility, which are described under the heading "—Our Borrowing Activities."

We may exercise our options under the Omnibus Agreements to purchase the Optional Vessels at any time during the 24 months following their delivery. To the extent we exercise any of these options, we will incur additional payment obligations for which we currently have not secured financing.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $7.3 million as of December 31, 2013, compared to a working capital deficit of $389.5 million as of December 31, 2012. Absent our intention to repay the $5.5 million indebtedness towards our Sponsor as of December 31, 2013, our working capital would result in a deficit of $1.8 million. The deficit decrease is mainly due to the repayment of all bank debt outstanding at the IPO closing date which, subject to violations with certain financial covenants and minimum liquidity requirements contained in our loan agreements as of December 31, 2012, was otherwise classified as current, and our commitment under the Senior Secured Revolving Credit Facility which does not call for any payments prior to June 30, 2016.

Based on our fixed-rate charters, we anticipate  that we will internally generate sufficient cash from operations to fund the operations of our fleet, including the normal working capital requirements, and make at least minimum quarterly dividend distributions in accordance with our Partnership Agreement.

Estimated Maintenance and Replacement Capital Expenditures

Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $9.5 million per year, which is composed of $2.1 million for dry-docking and $7.5 million, including financing costs, for replacing our vessels at the end of their useful lives. The $7.5 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$44,204	$27,902
Net cash provided by (used in) investing activities	—	—
Net cash used in financing activities	(38,527)	(27,902)
Cash and cash equivalents at beginning of year	—	—
Cash and cash equivalents at end of year	$5,677	$—

Net Cash Provided by Operating Activities. Net cash flows provided by operating activities increased by $16.3 million, or 58.4%, to $44.2 million for the year ended December 31, 2013, compared to $27.9 million for the year ended December 31, 2012. The increase is primarily attributable to the significantly reduced settlements that we performed during the year ended December 31, 2013 towards our Manager, the increase in cash generated from charter revenues and the lack of dry dock related expenditures, counterbalanced by the increase in settlements towards our suppliers of approximately $7.0 million.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities was nil in the years ended December 31, 2013 and December 31, 2012.

Net Cash Used in Financing Activities. Net cash used in financing activities was $38.5 million for the year ended December 31, 2013, consisting mainly of debt repayment of $380.7 million, increase in restricted cash by $15.2 million and payment of $1.0 million in financing costs in relation with our Senior Secured Revolving Credit Facility, which were offset by the $214.1 million proceeds from such facility, the $138.8 million net cash proceeds from the IPO we completed in November 2013 and the $5.5 million drawn under our $30 million revolving facility with our Sponsor.  Net cash used in financing activities was $27.9 million for the year ended December 31, 2012, consisting mainly of debt repayment of $124.9 million, payment of $116.6 million in outstanding principal in connection with the unsecured loan given to us by a corporation controlled by the Prokopiou Family in previous years, payment of $2 million in financing costs and an increase of $4.5 million in restricted cash, which were offset by the proceeds from the refinancing of Ob River and Clean Energy of $220 million.

Dividends

On February 14, 2014, we paid a partial cash distribution for the fourth quarter of 2013 of $5.2 million or $0.1746 per unit, prorated from the IPO closing date through December 31, 2013 to all unitholders on record as of February 10, 2014 based on the Board of Directors decision made on January 31, 2014. This distribution corresponds to a quarterly distribution of $0.365 per outstanding unit, or $1.46 per outstanding unit on an annualized basis. In the future, the declaration and payment of dividends, if any, will always be subject to the discretion of our Board of Directors.

Our Borrowing Activities

Our Loan Agreements	Amounts Outstanding as of
(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
$128 Million Clean Force Credit Facility	$-	$87,625
$150 Million Clean Energy Credit Facility	$-	$139,500
$193 Million Ob River Credit Facility	$-	$153,590
Senior Secured Revolving Credit Facility	$214,085	$-
Total interest bearing debt	$214,085	$380,715

$140 Million Shareholder Loan

On February 9, 2004, we entered into a $140 million unsecured credit facility with a corporation owned by members of the Prokopiou Family. We used the proceeds from this facility to partially finance the construction costs of the vessels in our fleet and for working capital to fund general corporate purposes. This facility bore no interest, and was fully repaid in April 2012.

$30 Million Revolving Credit Facility

On November 18, 2013, concurrently with the consummation of our IPO, we entered into an interest free $30.0 million revolving credit facility with our Sponsor, with an original term of five years from the closing date, to be used for general partnership purposes. The loan may be drawn and be prepaid in whole or in part at any time during the life of the facility. As of December 31, 2013, $5.5 million were drawn down under the facility, which were repaid early in January 2014.

$128 Million Clean Force Credit Facility

On May 9, 2006 we entered into a $128 million secured credit facility with The Royal Bank of Scotland NV (ex ABN Amro Bank NV), to partly finance the acquisition of the Clean Force. This facility bore interest at LIBOR plus a margin and was repayable in 48 consecutive quarterly installments of $2.1 million each over 12 years plus a balloon payment of $26 million due at maturity. This facility was secured by, among other things, a first priority mortgage over the Clean Force. In connection with our IPO, the then outstanding loan balance of $79.1 million was fully repaid from a portion of the proceeds from our IPO and the proceeds from our Senior Secured Revolving Credit Facility and the related security under the facility was released.

$129.75 Million Clean Energy Credit Facility

On May 9, 2005 we entered into a $129.75 million secured credit facility with The Royal Bank of Scotland plc. to partly finance the acquisition of the Clean Energy. This facility bore interest at LIBOR plus a margin. This facility was repayable in 40 consecutive quarterly installments of $1.8 million each, plus a balloon payment of $57.8 million due at maturity in 2017. As of December 31, 2011, the outstanding balance of this facility was $95.6 million, which was subsequently repaid and refinanced in full on March 2012 upon our entrance into the $150 Million Clean Energy Credit Facility.

$150 Million Clean Energy Credit Facility

On January 30, 2012, we entered into a secured loan facility for up to $150 million with Credit Suisse to refinance our $129.75 Million Clean Energy Credit Facility. This facility bore interest at LIBOR plus a margin, and was repayable in 20 consecutive quarterly installments of $3.5 million each, plus a balloon payment of $80 million due at maturity in March 2017. This facility was secured by, among other things, a first priority mortgage over the Clean Energy and a 2005-built panamax tanker which is beneficially owned by members of the Prokopiou Family. In connection with our IPO, the then outstanding loan balance of $129 million was fully repaid from a portion of the proceeds of the IPO and the Senior Secured Revolving Credit Facility and the related security under the facility was released.

$193 Million Ob River Credit Facility

On October 20, 2005 we entered into a ten-year $123 million credit facility with The Royal Bank of Scotland plc to partly finance the acquisition of the Ob River, which we refer to as the First Ob River Credit Facility. On February 29, 2012, we amended and restated the First Ob River Credit Facility to refinance our indebtedness under the loan by increasing the amount available to $193 million. This facility bore interest at LIBOR plus a margin and was repayable in two tranches. Under the first tranche, $92.2 million of existing debt was repayable in 22 quarterly installments of $1.7 million each over 5.5 years, with a balloon payment of $54.6 million due in July 2017. Under the second tranche, $70.0 million of new indebtedness was repayable in 20 quarterly installments of $3.5 million each, beginning October 2012. This facility was secured by, among other things, a first priority mortgage over the Ob River. On October 29, 2013, we agreed with our lender to defer a principal payment installment of $5.2 million payable in October 2013 to the balloon payment due in July 2017. In connection with our IPO, the then outstanding loan balance of $138.0 million was fully repaid from the proceeds of the IPO and the Senior Secured Revolving Credit Facility and the related security under the facility was released.

The secured credit facilities described above were generally secured by first priority mortgages on our vessels and certain tanker vessels beneficially owned by the Prokopiou Family, guarantees by Dynagas Ltd, assignments of the earnings, insurances and requisition compensation of our vessels, pledges of the operating accounts of our vessels and assignments of rights and interests in charter party agreements. The credit facilities further contained financial and restrictive covenants which required us, among other things, to maintain minimum liquidity of $30 million, maintain an asset coverage ratio of between 125% and 130%, depending on the credit facility, deposit $15 million as collateral into a reserve account at any time the Clean Force is not operating under an approved charter and prohibited us from paying dividends to unitholders, incurring additional indebtedness or reducing our share capital without the prior written consent of our lenders.

As of December 31, 2012 we were not in compliance with certain restrictive and financial covenants in our loan facilities and as a result, all of our outstanding debt was classified as a current liability. On July 19, 2013, one of our lenders declared an event of default under one of our credit facilities. On October 29, 2013, our lenders (i) provided us with their consent to issue guarantees under three of our Sponsor's credit facilities and to repay the $140 Million Shareholder Loan, and (ii) waived their rights in respect of our non-compliance with the minimum liquidity requirement of $30.0 million contained in the $193 Million Ob River Facility until September 30, 2014, which are described in Note 6 of our audited consolidated financial statements included in "Item 18. Financial Statements" of this annual report. As also previously discussed, all the above mentioned loans were fully repaid upon consummation of our IPO.

Senior Secured Revolving Credit Facility

On November 14, 2013, in connection with the closing of the IPO, we entered into an agreement with and affiliate of Credit Suisse Securities (USA) LLC for a senior secured revolving credit facility of up to $262.1 million of which $214.1 million were drawn upon closing of the IPO, which, together with the net proceeds of the IPO, was used to repay all of our existing outstanding indebtedness at that time, including the $128 Million Clean Force Credit Facility, $150 Million Clean Energy Credit Facility and $193 Million Ob River Credit Facility.  We refer to this credit facility as the Senior Secured Revolving Credit Facility.  This facility is secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, Clean Energy and Ob River, a first priority assignment of all charters, earnings, insurances and requisition compensation and corporate guarantees. The loan bears interest at LIBOR plus a margin. We may draw down this facility no more than four times each year, and only so long as the asset coverage ratio, which is the ratio of our outstanding indebtedness under the facility to the aggregate market value of our vessels, is 130%. The available amount to be drawn under the facility will be reduced each quarter for 14 consecutive quarters by $5 million for the first 13 quarters and by approximately $197 million for the fourteenth quarter. In case that the aggregate outstanding amount of the facility is greater than the amount available under the facility as reducing from time to time, the amount exceeded shall be repaid at that point of time.

Certain of the financial and other covenants require us to:

•	maintain total consolidated liabilities of less than 65% of the total consolidated market value of our adjusted total assets;

•	maintain an interest coverage ratio of at least 3.0 times;

•	maintain minimum liquidity equal to at least $22.0 million and

•	maintain a hull cover ratio, being the aggregate of the vessels' market values and the net realizable value of any additional security, no less than 130%.

Additionally, the terms of the Senior Secured Revolving Credit Facility require that the Prokopiou Family owns or controls at least 30% of our share capital and voting rights and that our Manager continue to carry out our commercial and technical management. The facility also restricts us from paying distributions if an event of default occurs. As of December 31, 2013, we were in compliance with all financial and restrictive covenants imposed by our lenders.

As of December 31, 2013 and as of the date of this annual report, we had $214.1 million of principal balance outstanding under our Senior Secured Revolving Credit Facility.

Our Sponsor's Loan Agreements

We had guaranteed three credit agreements of our Sponsor, with outstanding borrowings of an aggregate of up to $795.9 million, which are secured by five of the Optional Vessels, the Yenisei River, the Lena River, the Clean Ocean, the Clean Planet and the Arctic Aurora. The guarantees have been provided through certain of our subsidiaries, including the subsidiaries that own the vessels comprising our Fleet. On October 31, 2013 and November 1, 2013, our Sponsor entered into binding commitments with its lenders to amend these three credit agreements and released us from our obligations as guarantor.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D.	TREND INFORMATION

Historically spot and short term charter hire rates for LNG carriers have been uncertain and volatile as has the supply and demand for LNG carriers. An excess of LNG carriers first became evident in 2004 before reaching a peak in the second quarter of 2010 when spot and short term charter hire rates together with utilization reached historic lows.  Due to a lack of newbuilding orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010, such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short-medium term charter hire rates together with fleet utilization reached historic highs as a result.

Charter rates for LNG vessels were muted in 2013, due to marginal addition in the liquefaction capacity compared with high vessel deliveries. The global LNG fleet was augmented by the delivery of 16 vessels during 2013, which added 2.5m cbm, while 5.2 mtpa Angola LNG was the only addition in global liquefaction capacity. Factors such as the supply disruptions at Nigeria LNG and the shutdown of the Qatargas train 7 also reduced cargo volumes in 2013.

The 2013 average long-term charter rate for a vessel with a capacity of 155,000 cbm was US$ 90,000/day, similar to the level recorded in 2012. Short-term charter rate (charter period between one and three years) was the worst affected, as it declined from US$ 131,000/day in 2012 to US$ 95,000/day in 2013.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F.	CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2013, giving effect to the Executive Services Agreement we entered into on March 21, 2014 with retroactive effect to the closing date of the IPO:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of Dollars)
Long Term Debt (1)	$214,085	$-	$11,960	$202,125	$-
Interest on long term debt (2)	23,201	6,721	13,390	3,090	-
Management Fees & commissions payable to the Manager (3)	25,143	3,892	7,958	6,648	6,645
Executive Services fee (4)	3,616	742	1,484	1,390	-
Total	$266,045	$11,355	$34,792	$213,253	$6,645
___________________

(1)
As further discussed in Note 6 to our consolidated financial statements included elsewhere in this annual report, the outstanding balance of our long-term bank debt at December 31, 2013, was $214.1 million. The loan bears interest at LIBOR plus margin. The contractual obligations table above sets forth our loan repayment obligations without taking into account the outstanding balance of $5.5 million due to our Sponsor as of December 31, 2013, which was repaid early in January 2014.

(2)
Our long-term bank debt outstanding as of December 31, 2013 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the 3-month LIBOR, the period LIBOR specific to our facility, as of December 31, 2013 and our applicable margin rate.

(3)
On December 21, 2012, we entered into new management agreements with the Manager effective from January 1, 2013 with an eight year term pursuant to which we agreed to pay a management fee of $2,500 per day with an annual increase of 3%, subject to further annual increases to reflect material unforeseen costs increases of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(4)
On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors.  Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier.  The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.000 to $1.3791, the EURO/USD exchange rate as of December 31, 2013 and does not include any incentive compensation which our Board of Directors may agree to pay.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our right to purchase each Optional Vessel subject to the provisions of the Omnibus Agreement), we assess potential acquisition opportunities on a regular basis.

Pursuant to the Omnibus Agreement that we have entered into with our Sponsor and our General Partner, we also have the right, but not the obligation, to purchase any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

G.	SAFE HARBOR

See the section entitled "Forward Looking Statements" at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following provides information about each of our directors and senior management.  The business address for these individuals is 7 Poseidonos Avenue & 2 Foivis Street Glyfada, 16674, Greece.

Name	Age	Position
George Prokopiou	67	Director and Chairman of the Board of Directors
Tony Lauritzen	37	Chief Executive Officer and Director
Michael Gregos	42	Chief Financial Officer
Levon Dedegian	62	Director
Alexios Rodopoulos	65	Director
Evangelos Vlahoulis	68	Director

Certain biographical information about each of our directors and executive officers is set forth below.

George Prokopiou. Mr. George Prokopiou has served as our Chairman of our Board of Directors since our inception. Since entering the shipping business in 1974, Mr. Prokopiou has managed a shipping fleet consisting in excess of 250 vessels and is among other, the founder of Dynacom Tankers Management, Sea Traders and Dynagas Ltd., our Manager. Dynacom was founded in 1991 to manage tankers and Sea Traders SA was founded in 1974 to manage bulk carriers. Since 2002, companies controlled by Mr. Prokopiou have built more than 93 vessels at shipyards in South Korea, Japan and China. Mr. Prokopiou holds a civil engineering degree from the National Technical University of Athens. Mr. Prokopiou has also served as Chairman of the North of England P&I Association. He is Chairman of the Greek committee of Bureau Veritas, as well as member of the Greek committees of Germanischer Lloyd, Det Norske Veritas, Lloyd's Register and ABS. In 2005 Dynacom was awarded Tanker Company of the Year award in 2005 by Lloyd's List.

Tony Lauritzen. Mr. Tony Lauritzen has served as our Chief Executive Officer since our inception. Mr. Lauritzen has served on our Board of Directors since our inception. Mr. Lauritzen has been the commercial manager of our Sponsor's LNG activities from 2006 to date. He joined the company when the first vessel was delivered in 2007. He worked for the shipowner and shipmanager Bernhard Schulte Shipmanagement Ltd. from 2004 until 2007 where he was project manager with a focus on the gas shipping segment. Prior to that, he worked for Westshore Shipbrokers AS in the offshore shipbroking segment. He holds a Master of Science in Shipping Trade and Finance from Cass Business School, London from 2003 and a Master of Arts in Business and Finance from Heriot Watt University, Edinburgh from 2002. Mr. Lauritzen is married to Marina Kalliope Prokopiou, daughter of our Chairman George Prokopiou.

Michael Gregos. Mr. Michael Gregos has served as our Chief Financial Officer since our inception. From  2010 until 2014, Mr. Gregos  served on the board of Ocean Rig UDW Inc. (NASDAQ: ORIG). Mr. Gregos has served as commercial manager of the activities of Dynacom Tankers Management since 2009. From 2007 to 2009, Mr. Gregos served as Chief Operating Officer of OceanFreight Inc. a shipping transportation company listed on NASDAQ. Prior to that, Mr. Gregos was commercial manager of the activities of Dynacom Tankers Management. Mr. Gregos has also worked for Oceania Maritime Agency, a shipping transportation company in Connecticut, USA and ATE Finance the corporate finance arm of Agricultural Bank of Greece responsible for the implementation of initial public offerings in the Greek equities market. He is a graduate of Queen Mary University in London and holds an M.Sc. in Shipping, Trade and Finance from City University.

Levon A. Dedegian. Mr. Levon A. Dedegian has served as one of our directors since the closing of our IPO in November 2013 and also serves as Chairman of our conflicts committee. Mr. Dedegian has been involved in shipping since 1975 with various companies and positions. From 1978 to 1984, he served as general manager of Sea Traders. In 1985, he joined S.S.R.S. Ltd., a member of the Manley Hopkins Group of Companies. In 1987 he was transferred to Hong Kong, where he stayed until 1988 as a Managing Director of each of Gapco Trading and Agencies Limited, Bridge Energy ASA and Elf Agriculture. He was relocated to Greece at the end of 1988 as Managing Director of the Greek office of P. Wigham Richardson Shipbrokers and in 1989 he rejoined Sea Traders and Dynacom Tankers Management as general manager where he remained until December 31, 2009. Mr. Dedegian is a graduate of Pierce College (the American College of Greece) and holds a Bsc in Business Administration and Economics.

Alexios Rodopoulos. Mr. Alexios Rodopoulos has served as one of our directors since the closing of our IPO in November 2013 and also serves as Chairman of our audit committee. Mr. Rodopoulos is an independent shipping business consultant, operating through his family-owned company, Rodofin Business Consultants Ltd. From 1999 until 2011 Mr. Rodopoulos served as the Head of Shipping (Piraeus) of Royal Bank of Scotland (RBS). Mr. Rodopoulos is a graduate of the Economic University of Athens, Greece.

Evangelos Vlahoulis. Mr. Evangelos Vlahoulis has served as one of our directors since the closing of our IPO in November 2013 and also serves as Chairman of the Compensation Committee. Since 2005, Mr. Vlahoulis has served as Chief Executive Officer of Finship S.A. which provides maritime financing services including to Deutsche Bank in connection with their shipping activities in Greece. From 1984 until 2005 Mr. Vlahoulis served as the representative for Greek shipping of Deutsche Schiffsbank (the predecessor to Commercebank AB). Mr. Vlahoulis is a graduate of London University and holds a BA in Economics.

Reimbursement of Expenses of Our General Partner

Our General Partner does not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf.  In addition, we will reimburse our Manager for expenses incurred pursuant to the management and administrative services agreement.  Please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

Executive Compensation

Our executive officers are provided to us by our Manager under an Executive Services Agreement with retroactive effect from the closing date of our IPO, pursuant to which Dynagas Ltd. provides the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager  is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments and automatically renews for successive five year terms unless terminated earlier.

B.     COMPENSATION OF DIRECTORS

Our chief executive officer who also serves as our director will not receive additional compensation for his service as director.  Each non-management director will receive compensation for attending meetings of our Board of Directors, as well as committee meetings.  Non-management directors will receive director fees of approximately $140,000 per year, in aggregate. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees.  Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

C.	BOARD PRACTICES

General

Pursuant to the terms of our Partnership Agreement, our General Partner has delegated to our Board of Directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our General Partner is wholly-owned by our Sponsor. Our executive officers, who are employed by us, will manage our day-to-day activities consistent with the policies and procedures adopted by our Board of Directors.

Our Board of Directors consists of five members appointed by our General Partner, George Prokopiou, Tony Lauritzen, Levon A. Dedegian, Alexios Rodopoulos and Evangelos Vlahoulis.  Our Board of Directors has determined that all of the directors, other than George Prokopiou and Tony Lauritzen, satisfy the independence standards established by NASDAQ, as applicable to us.  Following our first annual meeting of unitholders, our board will consist of five members, two of whom will be appointed by our General Partner in its sole discretion and three of whom will be elected by our common unitholders.  Directors appointed by our General Partner will serve as directors for terms determined by our General Partner.  Directors elected by our common unitholders are divided into three classes serving staggered three-year terms.  Three of the five directors initially appointed by our General Partner will serve until our first annual meeting in 2014, at which time they will be replaced by three directors nominated by our General Partner and elected by our common unitholders. One of the three directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2015, another of the three directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2016, and the remaining director will be designated as our Class III elected director and will serve until our annual meeting of unitholders in 2017. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the Board of Directors or by any limited partner or group of limited partners that holds at least 15% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Committees

We have an audit committee that, among other things, reviews our external financial reporting function, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.  Our audit committee is comprised of two directors, Evangelos Vlahoulis and Alexios Rodopoulos.  Our Board of Directors has determined that Mr. Vlahoulis and Mr. Rodopoulos satisfy the independence standards established by NASDAQ.  Mr. Rodopoulos qualifies as an "audit committee expert" for purposes of SEC rule and regulations.

We also have a conflicts committee comprised of two members of our Board of Directors.  The conflicts committee will be available at the board's discretion to review specific matters that the board believes may involve conflicts of interest.  The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us.  The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by NASDAQ to serve on an audit committee of a Board of Directors and certain other requirements.  Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.  Our conflicts committee is currently comprised of Levon A. Dedegian and Alexios Rodopoulos.  For additional information about the conflicts committee, please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

We also have a compensation committee comprised of two members of our Board of Directors. The compensation committee is responsible for carry out the Board's responsibilities relating to compensation of our executive officers and provide such other guidance with respect to compensation matters as the Committee deems appropriate.

Exemptions from NASDAQ Corporate Governance Rules

We have certified to NASDAQ that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands.  Therefore, we are exempt from many of NASDAQ's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to NASDAQ of non-compliance with NASDAQ corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying NASDAQ Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).  The practices we follow in lieu of NASDAQ's corporate governance rules applicable to U.S. domestic issuers are as follows:

Audit Committee. NASDAQ requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee is comprised of two independent directors.

Nominating/Corporate Governance Committee. NASDAQ requires that director nominees be selected, or recommended for the board's selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors.  Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process.  As permitted under Marshall Islands law and our Partnership Agreement, we do not currently have a nominating or corporate governance committee.

Executive Sessions. NASDAQ requires that non-management directors meet regularly in executive sessions without management. NASDAQ also requires that all independent directors meet in an executive session at least once a year.  As permitted under Marshall Islands law and our Partnership Agreement, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Corporate Governance Guidelines. NASDAQ requires that a listed U.S. Company adopt a code of conduct applicable to all directors and officers, which must provide for an enforcement mechanism. Disclosure of any director or officer's waiver of the code and the reasons for such waiver is required. We are not required to adopt such guidelines under Marshall Islands law and we have adopted such guidelines.

Proxies. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Partnership Agreement, we will notify our unitholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Partnership Agreement provides that unitholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of unitholders.

Other than as noted above, we are in compliance with all NASDAQ corporate governance standards applicable to U.S. domestic issuers. We believe that our established corporate governance practices satisfy NASDAQ's listing standards.

D.	EMPLOYEES

As of December 31, 2013, we did not employ any onshore or offshore staff.  Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements.  Please see "Item 4. Information on the Partnership—B. Business Overview— Vessel Management."

E.	UNIT OWNERSHIP

"Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders."

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR UNITHOLDERS

The following table sets forth the beneficial ownership of our common units and subordinated units as of March 21, 2014 by each person that we know to beneficially own more than 5% of our outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units
Name of Beneficial Owner	Number	Percent	Number	Percent	Beneficially Owned
Dynagas Holding Ltd.(1)	610,000	4.1%	14,985,000	100%	52.0%
Kayne Anderson Capital Advisors LP (2)	2,792,150	18.6%	—	—	9.3%
Goldman Sachs Asset Management LP (3)	1,590,300	10.6%	—	—	5.3%
Zimmer Partners, LP	1,168,563	7.8%	—	—	3.9%
___________________

(1)
Dynagas Holding Ltd. is beneficially owned by the Prokopiou family, including George Prokopiou and his daughters Elisavet Prokopiou, Johanna Prokopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 97 Poseidonos Avenue & 2 Foivis Street Glyfada, 16674, Greece.

(2)	Based on information contained in the Schedule 13G that was filed with the SEC on February 5, 2014 by Kayne Anderson Capital Advisors LP.

(3)	Based on information contained in the Schedule 13G that was filed with the SEC on February 13, 2014 by Goldman Sachs Asset Management LP.

(4)	Based on information contained in the Schedule 13G that was filed with the SEC on February 14, 2014 by Zimmer Partners, LP.

As of March 21, 2014, we had one unitholder of record located in the United States, CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 14,375,000 common units, representing 92.18% of our outstanding common units. We believe that the shares held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners.

We are controlled by our Sponsor. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B.	RELATED PARTY TRANSACTIONS

From time to time we have entered into agreements and have consummated transactions with certain related parties.  We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions.

Omnibus Agreement

On November 18, 2013, we entered into the Omnibus Agreement with the other parties thereto.  The following discussion describes certain provisions of the Omnibus Agreement.

Noncompetition

Under the Omnibus Agreement, our Sponsor has agreed, and has caused its affiliates (other than us, and our subsidiaries) to agree, not to acquire, own, operate or contract for any LNG carrier operating under a charter with an initial term of four or more years after the closing of our IPO. We refer to these LNG carriers, together with any related contracts, as "Four-Year LNG carriers" and to all other LNG carriers, together with any related contracts, as "Non-Four-Year LNG carriers." The restrictions in this paragraph will not prevent our Sponsor or any of its controlled affiliates (including us and our subsidiaries) from:

(1)	acquiring, owning, operating or chartering Non-Four-Year LNG carriers;

(2)
acquiring or owning one or more Four-Year LNG carrier(s) if our Sponsor offers to sell the LNG carrier to us for the acquisition price plus any administrative costs (including reasonable legal costs) associated with the transfer to us at the time of the acquisition and we do not fulfill our obligations to purchase the LNG carrier in accordance with the terms of the Omnibus Agreement;

(3)
employing a Non-Four-Year LNG carrier under a charter with a term of four or more years if our Sponsor offers to sell the LNG carrier to us at fair market value (x) promptly after becoming a Four-Year LNG carrier and (y) at each renewal or extension of that contract for four or more years;

(4)
acquiring one or more Four-Year LNG carrier(s) as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering for such LNG carrier(s); provided, however, that if a majority of the value of the business or assets acquired is attributable to Four-Year LNG carriers, as determined in good faith by the Board of Directors of our Sponsor, it must offer to sell such Four-Year LNG carrier(s) to us at a purchase price pursuant to the terms and conditions of the Omnibus Agreement plus any additional tax or other similar costs that our Sponsor incurs in connection with the acquisition and the transfer of such LNG carriers to us separate from the acquired business;

(5)	acquiring a non-controlling interest in any company, business or pool of assets;

(6)	acquiring, owning, operating or chartering any Four-Year LNG carrier if we do not fulfill our obligation to purchase such LNG carrier in accordance with the terms of the Omnibus agreement;

(7)
acquiring, owning, operating or chartering a Four-Year LNG carrier that is subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)	providing vessel management services relating to LNG carriers;

(9)	owning or operating any Four-Year LNG carrier that our Sponsor owned and operated as of the closing date of the IPO, and that was not included in the Initial Fleet; ; and

(10)	acquiring, owning, operating or chartering any Four-Year LNG carrier if we have previously advised our Sponsor that we consent to such acquisition, operation or charter.

If our Sponsor or any of its controlled affiliates (other than us or our subsidiaries) acquires, owns, operates or contracts for Four-Year LNG carriers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

Under the Omnibus Agreement we are not be restricted from acquiring, operating or chartering Non-Four-Year LNG carriers.

Upon a change of control of us or our General Partner, the noncompetition provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of our Sponsor, the noncompetition provisions of the Omnibus Agreement applicable to our Sponsor will terminate at the time that is the later of (1) the date of the change of control of our Sponsor and (2) the date on which all of our outstanding subordinated units have converted to common units. In addition, on the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our General Partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to our Sponsor shall terminate immediately.

Rights to Purchase Optional Vessels

We have the right to purchase the Optional Vessels from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. These purchase rights expire 24 months following the respective delivery of each Optional Vessel from the shipyard. If we are unable to agree with our Sponsor on the purchase price of any of the Optional Vessels, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we have the right, but not the obligation, to purchase each vessel at such price. The independent appraiser will be mutually appointed by our Sponsor and our conflicts committee. Please see "Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected."

Rights of First Offer on LNG carriers

Under the Omnibus Agreement, we and our subsidiaries have granted to our Sponsor the right of first offer on any proposed sale, transfer or other disposition of any LNG carrier owned by us. Under the Omnibus Agreement, our Sponsor has agreed (and will cause their subsidiaries to agree) to grant a similar right of first offer to us for any Four-Year LNG carriers they own. These rights of first offer will not apply to (a) with respect to the Sponsor, a sale, transfer or other disposition of assets between or among any of its subsidiaries (other than us) and with respect to us, a sale, transfer or other disposition of assets between or among any of our subsidiaries (other than the Sponsor, if applicable), or pursuant to the terms of any contract or other agreement with a contractual counterparty existing at the time of the closing of our IPO or (b) a merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any LNG carrier's disposition with respect to a Four-Year LNG carrier with a non-affiliated third party, we or our Sponsor, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and our Sponsor will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or our Sponsor, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the LNG carrier to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or our Sponsor as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our General Partner, the right of first offer provisions of the Omnibus Agreement will terminate immediately.

Upon a change of control of our Sponsor, the right of first offer provisions applicable to our Sponsor under the Omnibus Agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our General Partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by our Sponsor shall terminate immediately.

For purposes of the Omnibus Agreement a "change of control" means, with respect to any "applicable person", any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the applicable person's assets to any other person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the applicable person; (b) the consolidation or merger of the applicable person with or into another person pursuant to a transaction in which the outstanding voting securities of the applicable person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting securities of the applicable person are changed into or exchanged for voting securities of the surviving person or its parent and (ii) the holders of the voting securities of the applicable person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding voting securities of the surviving person or its parent immediately after such transaction; and (c) a "person" or "group" (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), other than our Sponsor or its Affiliates with respect to the General Partner, being or becoming the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding voting securities of the applicable person, except in a merger or consolidation which would not constitute a change of control under clause (b) above.

Indemnification

Under the Omnibus Agreement, our Sponsor indemnifies us for a period of five years from the closing of the IPO against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to or at the time they were contributed or sold to us.

Liabilities resulting from a change in law after the closing of our IPO are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by our Sponsor for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case our Sponsor is liable for claims only to the extent such aggregate amount exceeds $500,000.

Our Sponsor also indemnifies us for liabilities related to:

•
certain defects in title to our Sponsor's assets contributed or sold to us and any failure to obtain, prior to the time they were contributed or sold to us, certain consents and permits necessary to conduct, own and operate such assets, which liabilities arise within three years after the closing of our IPO (or, in the case of the seven Optional Vessels which we have rights to purchase, within three years after our purchase of them, if applicable); and

•	tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

Amendments

The Omnibus Agreement may not be amended without the prior approval of the conflicts committee of our Board of Directors if the proposed amendment will, in the reasonable discretion of our Board of Directors, adversely affect holders of our common units.

Vessel Management

Our Manager provides us with commercial and technical management services for our fleet and certain corporate governance and administrative and support services, pursuant to three identical agreements with our three wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by Mr. George Prokopiou and has been providing these services for the vessels in our fleet for over eight years. In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, which also includes the supervision of the construction of these vessels. Through our Manager, we have had a presence in LNG shipping for over eight years, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We currently pay our Manager a technical management fee of $2,575 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus which is the amount paid to the ship owner as compensation for all or a part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer, or other income earned during the course of the employment of our vessels, during the term of the management agreements, for providing the relevant vessel-owning subsidiary with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others.  In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, in accordance with the Management Agreements.

We paid an aggregate of approximately $3.7 million to our Manager in connection with the management of our fleet under the Management Agreements for the year ended December 31, 2013.

The term of the Management Agreements with our Manager will expire on December 31, 2020, and will renew automatically for successive eight-year terms thereafter unless earlier terminated. The technical management fee of $2,500 per day for each vessel was fixed until December 31, 2013 and will thereafter increase annually by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee.

Under the terms of the Management Agreements, we may terminate the Management Agreements upon written notice if our Manager fails to fulfill its obligations to us under the Management Agreements. The Management Agreements terminate automatically following a change of control in us. If the Management Agreements are terminated as a result of a change of control in us, then we will have to pay our Manager a termination penalty. For this purpose a change of control means (i) the acquisition of fifty percent or more by any individual, entity or group of the beneficial ownership or voting power of the outstanding shares of us or our vessel owning subsidiaries, (ii) the consummation of a reorganization, merger or consolidation of us and/or our vessel owning subsidiaries or the sale or other disposition of all or substantially all of our assets or those of our vessel owning subsidiaries and (iii) the approval of a complete liquidation or dissolution of us and/or our vessel owning subsidiaries. Additionally, the Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a sale or total loss of a vessel (with respect to that vessel), or (iii) if we file for bankruptcy.

Pursuant to the terms of the Management Agreements, liability of our Manager to us is limited to instances of negligence, gross negligence or willful default on the part of our Manager. Further, we are required to indemnify our Manager for liabilities incurred by our Manager in performance of the Management Agreements, except in instances of negligence, gross negligence or willful default on the part of our Manager.

Additional LNG carriers that we acquire in the future may be managed by our Manager or other unaffiliated management companies.

Contribution Agreement

On October 29, 2013, we entered into a contribution and conveyance agreement, or the Contribution Agreement, with our Sponsor, our General Partner, Dynagas Operating GP LLC, Dynagas Operating LP and Dynagas Equity Holding Ltd. Pursuant to this agreement, our Sponsor made a capital contribution to us of all of the issued and outstanding shares, or the Vessel Interests, of Dynagas Equity Holding Ltd., the sole owner of all of the shares of the entities owning the vessels in our fleet, in exchange for all of our common units and subordinated units, and we, in turn, made a capital contribution of such Vessel Interests to Dynagas Operating LP, our wholly-owned subsidiary.

$30 Million Revolving Credit Facility

In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital. This revolving credit facility is interest free and has a term of five years.  The loan may be drawn and prepaid in whole or in part at any time during its term.  As of December 31, 2013, $5.5 million was outstanding under the facility.  This amount was repaid in full in January 2014.

Executive Services Agreement

On March 21, 2014, we entered into an executive services agreement with our Manager with retroactive effect from the IPO closing date, pursuant to which our Manager provides to us the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments and automatically renews for successive five year terms unless terminated earlier.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including Dynagas Holding Ltd., on the one hand, and us and our unaffiliated limited partners, on the other hand. Our General Partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our Board of Directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Certain of our officers and directors will also be officers of our Sponsor or its affiliates and will have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.

Our partnership affairs are governed by our Partnership Agreement and the Partnership Act. The provisions of the Partnership Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Partnership Act and the Delaware Revised Uniform Limited Partnership Act. The Partnership Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Partnership Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or "case law" of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Partnership Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our General Partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our General Partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our Partnership Agreement contains provisions that modify and limit the fiduciary duties of our General Partner and our directors to the unitholders under Marshall Islands law. Our Partnership Agreement also restricts the remedies available to unitholders for actions taken by our General Partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our General Partner nor our Board of Directors will be in breach of their obligations under the Partnership Agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by our conflicts committee, although neither our General Partner nor our Board of Directors are obligated to seek such approval;

•
approved by the vote of a majority of the outstanding common units, excluding any common units owned by our General Partner or any of its affiliates, although neither our General Partner nor our Board of Directors is obligated to seek such approval;

•
on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our General Partner nor our Board of Directors is required to obtain confirmation to such effect from an independent third party; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our General Partner or our Board of Directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our Board of Directors or from the common unitholders. If neither our General Partner nor our Board of Directors seeks approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our Board of Directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our Partnership Agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. See "Management—Management of Dynagas LNG Partners LP" for information about the composition and formation of the conflicts committee of our Board of Directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our Board of Directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our Board of Directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our General Partner or our directors to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our General Partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our Partnership Agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our Partnership Agreement provides that we and our subsidiaries may borrow funds from our General Partner and its affiliates. Our General Partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our Partnership Agreement nor any other agreement requires our Sponsor to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Our Sponsor's directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of our Sponsor, which may be contrary to our interests.

Because we expect that certain of our officers and directors will also be officers of our Sponsor and its affiliates, such directors have fiduciary duties to our Sponsor and its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor, or which otherwise are not in the best interests of us or our unitholders.

Our General Partner is allowed to take into account the interests of parties other than us, such as our Sponsor.

Our Partnership Agreement contains provisions that reduce the standards to which our General Partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our Partnership Agreement permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our General Partner. This entitles our General Partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our General Partner in its individual capacity will be made by its sole owner, Dynagas Holding Ltd. Specifically, our General Partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in a resetting of the target distribution levels related to its incentive distribution rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our Partnership Agreement) or refrains from transferring its units, General Partner interest or incentive distribution rights it owns or votes upon the dissolution of the partnership.

Certain of our officers face conflicts in the allocation of their time to our business.

Certain of our officers who perform executive officer functions for us are not required to work full-time on our affairs and also perform services for affiliates of our General Partner, including our Sponsor. The affiliates of our General Partner, including our Sponsor, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our General Partner's affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

We will reimburse our General Partner and its affiliates for expenses.

We will reimburse our General Partner and its affiliates for costs incurred, if any, in managing and operating us. Our Partnership Agreement provides that our General Partner will determine the expenses that are allocable to us in good faith.

Our General Partner intends to limit its liability regarding our obligations.

Our Partnership Agreement directs that liability of our General Partner for the contractual arrangements of the partnership are limited (to the maximum extent permitted under the law) so that the other party has recourse only to our assets and not against our General Partner or its assets or any affiliate of our General Partner or its assets. Our Partnership Agreement provides that any action taken by our General Partner or by our directors to limit the liability of our General Partner or our directors is not a breach of the fiduciary duties of our General Partner or our directors, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our General Partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our General Partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our General Partner and its affiliates in our favor.

Contracts between us, on the one hand, and our General Partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

Neither our Partnership Agreement nor any of the other agreements, contracts and arrangements between us and our General Partner and its affiliates are or will be the result of arm's-length negotiations. Our Partnership Agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our General Partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	"fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our Manager, which will provide certain management and administrative services to us, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of our Manager to enter into any contracts of this kind.

Common units are subject to our General Partner's limited call right.

Our General Partner may exercise its right to call and purchase common units as provided in the Partnership Agreement or assign this right to one of its affiliates or to us. Our General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Our General Partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our Board of Directors. Attorneys, independent accountants and others who perform services for us are selected by our Board of Directors or the conflicts committee and may perform services for our General Partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our General Partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our General Partner's affiliates, including our Sponsor, may compete with us.

Our Partnership Agreement provides that our General Partner will be restricted from engaging in any business activities other than acting as our General Partner and those activities incidental to its ownership of interests in us. In addition, our Partnership Agreement provides that our General Partner, for so long as it is General Partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, the businesses described above.   Similarly, under the Omnibus Agreement, our Sponsor has agreed, for so long as it controls our partnership, not to engage in the businesses described above.  Except as provided in our Partnership Agreement and the Omnibus Agreement, affiliates of our General Partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our General Partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our General Partner and its affiliates are prescribed by law and the Partnership Agreement. The Partnership Act provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by our General Partner and its affiliates to the limited partners and the partnership. Our directors are subject to the same fiduciary duties as our General Partner, as restricted or expanded by the Partnership Agreement.

Our Partnership Agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our General Partner or by our directors. We have adopted these provisions to allow our General Partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to our Sponsor, as well as to our unitholders. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our General Partner and our directors by the Partnership Act;

•	material modifications of these duties contained in our Partnership Agreement; and

•	certain rights and remedies of unitholders contained in the Partnership Act.

Marshall Islands law fiduciary duty standards
Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a Partnership Agreement providing otherwise, would generally require a General Partner and the directors of a Marshall Islands limited partnership to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a Partnership Agreement providing otherwise, would generally prohibit a General Partner or the directors of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership Agreement modified standards
Our Partnership Agreement contains provisions that waive or consent to conduct by our General Partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our Partnership Agreement provides that when our General Partner is acting in its capacity as our General Partner, as opposed to in its individual capacity, it must act in "good faith" and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our General Partner is acting in its individual capacity, as opposed to in its capacity as our General Partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our General Partner and our Board of Directors would otherwise be held. Our Partnership Agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by our conflicts committee of our Board of Directors must be:

	•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or
	•	"fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our Board of Directors does not seek approval from the conflicts committee, and our Board of Directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our Board of Directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our Board of Directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our General Partner and our directors, our Partnership Agreement further provides that our General Partner and our officers and directors, will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our General Partner or our officers or directors engaged in actual fraud or willful misconduct.

Rights and remedies of unitholders
The provisions of the Partnership Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Partnership Act favors the principles of freedom of contract and enforceability of Partnership Agreements and allows the Partnership Agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and our ability to issue additional units, are governed by the terms of our Partnership Agreement.

As to remedies of unitholders, the Partnership Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a General Partner or a Board of Directors has refused to institute the action or where an effort to cause a General Partner or a Board of Directors to do so is not likely to succeed. These actions include actions against a General Partner for breach of its fiduciary duties or of the Partnership Agreement.

In becoming one of our limited partners, a common unitholder effectively agrees to be bound by the provisions in the Partnership Agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a Partnership Agreement does not render the Partnership Agreement unenforceable against that person.

Under the Partnership Agreement, we must indemnify our General Partner and our directors and officers to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see "Item 18. Financial Statements" below for additional information required to be disclosed under this item.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims.  These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.  We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash rather than retaining it because, in general, we plan to finance any expansion capital expenditures from external financing sources. Our cash distribution policy is consistent with the terms of our Partnership Agreement, which requires that we distribute all of our available cash quarterly. Available cash is generally defined to mean, for each quarter cash generated from our business less the amount of cash reserves established by our Board of Directors at the date of determination of available cash for the quarter to provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter), comply with applicable law, any of our debt instruments or other agreements; and provide funds for distributions to our unitholders and to our General Partner for any one or more of the next four quarters, plus, if our Board of Directors so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our cash distribution policy is subject to certain restrictions and may be changed at any time. Set forth below are certain factors that influence our cash distribution policy:

•
Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our Board of Directors to establish reserves and other limitations.

•
We are and will be subject to restrictions on distributions under our existing financing arrangements as well as under any new financing arrangements that we may enter into in the future. Our financing arrangements contain financial and other covenants that must be satisfied prior to paying distributions in order to declare and pay such distributions. If we are unable to satisfy the requirements contained in any of our financing arrangements or are otherwise in default under any of those agreements, it could have a material adverse effect on our financial condition and our ability to make cash distributions to our unitholders notwithstanding our cash distribution policy.

•
We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our Partnership Agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•
Although our Partnership Agreement requires us to distribute all of our available cash, our Partnership Agreement, including provisions contained therein requiring us to make cash distributions may be amended. During the subordination period, with certain exceptions, our Partnership Agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our Partnership Agreement may be amended with the approval of a majority of the outstanding common units. Our Sponsor owns approximately 610,000 of our common units and all of our subordinated units, representing approximately 52% of the outstanding common and subordinated units in aggregate.

•
Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement.

•	Under Section 57 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See "Risk Factors" for a discussion of these factors.

•
Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Minimum Quarterly Distribution

Common unitholders are entitled under our Partnership Agreement to receive a quarterly distribution of $0.365 per unit, or $1.46 per unit per year, prior to any distribution on the subordinated units to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses.  There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter.  Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement.  We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements.  Please read "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources" for a discussion of the restrictions contained in our credit facilities and lease arrangements that may restrict our ability to make distributions.

No cash distribution was paid from the IPO closing date through and including December 31, 2013.

In February 2014, the Partnership declared and paid a cash distribution of $0.1746 per unit in respect of the three months ended December 31, 2013. The distribution was prorated for the period beginning on November 18, 2013, which was the closing date of the IPO, and ending on December 31, 2013, and corresponds to a quarterly distribution of $0.365 per outstanding unit, or $1.46 per outstanding unit on an annualized basis.  The prorated cash distribution of approximately $5.2 million was paid on February 14, 2014 to all unit holders of record as of the close of business on February 10, 2014.

Subordination Period

General

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.365 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.  Distribution arrearages do not accrue on the subordinated units.  The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.  Our General Partner currently hold the incentive distribution rights.  The incentive distribution rights may be transferred separately from our general partner interest, subject to restrictions in the Partnership Agreement.  Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner's merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2016.  Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our General Partner and the holders of the incentive distribution rights up to the various target distribution levels.  The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders, our General Partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any.  The percentage interests shown for the unitholders, our General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.  The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assume that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest.

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

B.	SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING.

A.	OFFER AND LISTING DETAILS

Our common units started trading on NASDAQ under the symbol "DLNG" on November 13, 2013.  The following table sets forth the high and low prices for the common units on the NASDAQ since the date of listing for the periods indicated.

For the Year Ended	High (US$)	Low (US$)
December 31, 2013*	23.79	16.75

* For the period beginning November 13, 2013

For the Quarter Ended:	High (US$)	Low (US$)
December 31, 2013*	23.79	16.75
March 31, 2014 (through and including March 21, 2014)	22.33	20.94

* For the period beginning November 13, 2013

Most Recent Six Months:	High (US$)	Low (US$)
November 2013 (beginning on November 13, 2013)	18.85	16.75
December 2013	23.79	18.25
January 2014	22.77	20.71
February 2014	22.74	20.87
March 2014 (through and including March 21, 2014)	22.31	21.39

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required to be disclosed under Item 10.B. is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on November 8, 2013.

C.	MATERIAL CONTRACTS

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included within Item 5.B. with respect to our credit facilities, and Item 7.B. with respect to our related party transactions.  Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	EXCHANGE CONTROLS

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our Partnership Agreement.

E.	TAXATION

UNITED STATES TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax considerations relevant to us and to a U.S. Holder and Non-U.S. Holder (each defined below) of our common units.  This discussion is based on advice received by us from Seward & Kissel LLP, our United States counsel.  This discussion does not purport to deal with the tax consequences of owning common units to all categories of investors, some of which (such as dealers in securities or currencies, investors whose functional currency is not the United States dollar, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common units as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax and persons who are investors in pass-through entities) may be subject to special rules. This discussion only applies to unitholders who (i) own our common units as a capital asset and (ii) own less than 10% of our common units. Unitholders are encouraged to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of common units.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we," "our" or "us" are references to Dynagas LNG Partners LP.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for United States federal income tax purposes. As a result, we will be subject to United States federal income tax to the extent we earn income from United States sources or income that is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under an applicable tax treaty or Section 883 of the Code. In addition, among other things, United States Holders (as defined below) will not directly be subject to United States federal income tax on our income, but rather will be subject to United States federal income tax on distributions received from us and dispositions of units as described below.

United States Federal Income Taxation of Our Partnership

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint venture, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

either

•
more than 50% of the value of our units is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

•
our units are "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. For taxable years prior to our IPO, we believe that the 50% Ownership Test was satisfied. After our IPO, it may be difficult for us to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2013, our common units were "primarily traded" on NASDAQ.

Under the regulations, our units will be considered to be "regularly traded" on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, which represent more than 50% of our outstanding units, are listed on the NASDAQ Global Select Market, we currently satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we currently satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, our common units will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of our outstanding common units are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the voting power and value of our common units, which we refer to as the "5 Percent Override Rule."

For purposes of being able to determine the persons who own 5% or more of our common units, or "5% Unitholders," the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common units. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Unitholder for such purposes.

For more than half the days of our taxable year ended December 31, 2013, less than 50% of our common units were owned by 5% Unitholders.  Therefore, we believe that we were not subject to the 5 Percent Override Rule for 2013.  However, there is no assurance that we will continue to qualify for exemption under Section 883.  For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50 percent or more of our common units for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance that we will be able to satisfy them.

Based on the foregoing, we believe that we satisfied the publicly traded test for our taxable year ended December 31, 2013.  However, we did not earn any U.S.-source shipping income during such taxable year.

Taxation In Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common units that owns (actually or constructively) less than 10% of our equity and that is:

•	an individual citizen or resident of the United States (as determined for United States federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for United States federal income tax purposes) organized under the laws of the United States or any of its political subdivisions),

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•
a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a United States corporation. Dividends received with respect to our common units generally will be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the NASDAQ on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as "extraordinary dividends." In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder's adjusted tax basis (or fair market value upon the unitholder's election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a unitholder's adjusted tax basis (or fair market value). If we pay an "extraordinary dividend" on our common units that is treated as "qualified dividend income," then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under "Distributions" and "Ratio of Dividend Income to Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of United States federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

Adverse United States federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-United States corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•
at least 75% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current and projected methods of operation, and an opinion of our United States counsel, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. We have received an opinion of our United States counsel, Seward & Kissel LLP, in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for our current taxable year and each future year will arise from such time-chartering activities on other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority concluding that income derived from time charters should be treated as rental income rather than services income for other tax purposes. Therefore, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, our United States counsel has advised us that the conclusions reached are not free from doubt, and the IRS or a court could disagree with our position and the opinion of our United States counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such U.S. Holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (or an Electing Holder), then, for United States federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder's adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder's adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its United States federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as "marketable stock," then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder's common units at the end of the taxable year over the holder's adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder's indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a "mark-to-market" election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common units;

•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for United States federal income tax purposes) holding our common units, should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a United States trade or business. If the Non-U.S. Holder is engaged in a United States trade or business, our distributions will be subject to United States federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder's United States trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a United States permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to United States federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a United States trade or business. A Non-U.S. Holder that is engaged in a United States trade or business will be subject to United States federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such United States trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a United States trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for United States federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a United States federal income tax return with the IRS.

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common units, unless the shares held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Seward & Kissel LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER THEIR PARTICULAR CIRCUMSTANCES.

Taxation of Non-U.K. Holders

Under the United Kingdom Tax Acts, non-U.K. holders will not be subject to any United Kingdom taxes on income or profits (including chargeable (capital) gains) in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•	we are not treated as carrying on business in the United Kingdom;

•	such holders do not have a fixed base or permanent establishment in the United Kingdom to which such common units pertain; and

•	such holders do not use or hold and are not deemed or considered to use or hold their common units in the course of carrying on a business in the United Kingdom.

A non-United Kingdom resident company or an individual not resident or ordinarily resident in the United Kingdom that carries on a business in the United Kingdom through a partnership is subject to United Kingdom tax on income derived from the business carried on by the partnership in the United Kingdom. Nonetheless, we expect to conduct our affairs in such a manner that we will not be treated as carrying on business in the United Kingdom. Consequently, we expect that non-U.K. Holders will not be considered to be carrying on business in the United Kingdom for the purposes of the United Kingdom Tax Acts solely by reason of the acquisition, holding, disposition or redemption of their common units.

While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in the United Kingdom for the purposes of the United Kingdom Tax Acts, our unitholders would be considered to be carrying on business in the United Kingdom and would be required to file tax returns with the United Kingdom taxing authority and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the double taxation agreement between the United Kingdom and the United States), would be subject to taxation in the United Kingdom on any income and chargeable gains that are considered to be attributable to the business carried on by us in the United Kingdom.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER THEIR PARTICULAR CIRCUMSTANCES.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674 Greece. Those documents electronically filed via the SEC's Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC's website at www.sec.gov, free of charge, or from the SEC's Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management. We accomplish this by entering into appropriate derivative instruments and contracts to maintain the desired level of risk exposure.

Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and interest rates as described below.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. Our debt usually contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future earnings. In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We expect our sensitivity to interest rate changes to increase in the future since all of our interest rate swaps matured during 2012. As of December 31, 2013, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $214.1 million since there was no interest rate swap effective as of that date.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income and cash flows during the year ended December 31, 2013 by approximately $3.5 million based upon our debt level during 2013. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Optional Vessels.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, dry-docking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs, which have increased over the last three years, will continue to rise over the next few years and rates may exceed the general level of inflation. LNG transportation is a specialized area and the number of vessels has increased rapidly. Therefore, there has been an increased demand for qualified crews, which has, and may continue to, put inflationary pressure on crew costs.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating, voyage and the majority of our dry-docking related expenses, primarily ship repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2013, we incurred approximately 14.0% of our operating expenses and the majority of our general and administrative expenses in currencies other than the U.S. dollar as compared to 24.7% for the year ended December 31, 2012, including dry docking expenses. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2013 and 2012, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.

We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2013, we were in compliance with all the debt covenants under our various debt agreements.

As of June 30, 2013 and December 31, 2012 and 2011 and prior to our IPO, we were not in compliance with the following restrictive and financial covenants in our loan facilities and as a result, our independent registered public accounting firm expressed substantial doubt about our ability to continue as a going concern and all of our outstanding debt was classified as a current liability. On July 19, 2013, one of our lenders declared an event of default under one of our credit facilities.  On October 29, 2013 and November 1, 2013, our lenders (i) provided us with their consent to issue guarantees under three of our Sponsor's credit facilities and to repay the $140 Million Shareholder Loan, and (ii) waived their rights in respect of our non-compliance with the minimum liquidity requirement of $30.0 million contained in the $193 Million Ob River Facility until September 30, 2014, which are described in Note 7 of our audited consolidated financial statements included elsewhere in this Annual Report. Following the receipt of the waivers and the consents described above our debt was no longer considered callable by our lenders.

$128 Million Clean Force Credit Facility

•
Restriction on the Provision of Guarantees. We were prohibited from issuing any guarantees for the obligations of any person without the prior written consent of our lender. In September 2012 and June 2013, without obtaining the required lender consent, we, through certain of our subsidiaries, provided guarantees on three loans of our Sponsor, with outstanding borrowings of an aggregate of up to $795.9 million, which are secured by five of the Optional Vessels, the Yenisei River, the Lena River, the Clean Ocean, the Clean Planet and the Arctic Aurora.

•
Restriction on Repayment of Unitholder Loans. We were prohibited from repaying any unitholder loans without the prior written consent of our lender. In April 2012, without obtaining the necessary lender consent, we repaid in full the then outstanding balance of our $140 Million Shareholder Loan using a portion of the proceeds we received from refinancing the Clean Energy and the Ob River, which resulted in a breach of this covenant as of December 31, 2012.

$150 Million Clean Energy Credit Facility

•
Restriction on the Provision of Guarantees. We were prohibited from issuing any guarantees for the obligations of any person without the prior written consent of our lender. In September 2012 and June 2013, without obtaining the required lender consent, we, through certain of our subsidiaries, provided guarantees on three loans of our Sponsor, with outstanding borrowings of an aggregate of up to $795.9 million, which are secured by five of the Optional Vessels, the Yenisei River, the Lena River, the Clean Ocean, the Clean Planet and the Arctic Aurora.

$193 Million Ob River Credit Facility

•
Minimum Liquidity. We were required to maintain minimum liquidity of $30 million. As of June 30, 2013 and December 31, 2012, we had $2.8 million and $6.8 million in cash and cash equivalents, respectively.

•
Restriction on Repayment of Unitholder Loans. We were prohibited from repaying any unitholder loans without the prior written consent of our lender. In April 2012, without obtaining the necessary lender consent, we repaid in full the then outstanding balance of our $140 Million Shareholder Loan using a portion of the proceeds we received from refinancing the Clean Energy and the Ob River, which resulted in a breach of this covenant as of December 31, 2012.

•
Restriction on the Provision of Guarantees. We were prohibited from issuing any guarantees for the obligations of any person without the prior written consent of our lender. In September 2012 and June 2013, without obtaining the necessary lender consent, we, through certain of our subsidiaries, provided guarantees on three loans of our Sponsor, with outstanding borrowings of an aggregate of up to $795.9 million, which are secured by five of the Optional Vessels, the Yenisei River, the Lena River, the Clean Ocean, the Clean Planet and the Arctic Aurora.

In addition, one of our credit facilities contained a cross-default provision that could be triggered by a default under one of our other credit facilities.

In connection with the closing of our IPO, all of the above referenced credit facilities were repaid in full with a portion of the proceeds of our Senior Secured Revolving Credit Facility and a portion of the net proceeds of the IPO.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

Our Registration Statement on Form F-1 (Registration No. 333-191653), relating to our underwritten IPO of common units, was declared effective by the SEC on November 12, 2013.  The maximum aggregate offering amount registered was $301,875,000.  The offering date of the IPO was November 12, 2013 and the IPO was completed on November 18, 2013. Credit Suisse, BofA Merrill Lynch, Morgan Stanley, Barclays and Deutsche Bank Securities are acting as joint book-running managers of this offering, and ABN AMRO and Crédit Agricole CIB are acting as co-managers of this offering.

In November 2013, we completed our IPO (including the full exercise of the underwriters option to purchase an additional 1,875,000 common units from our Sponsor) of 14,75,000 common units, including 6,125,000 common units sold by our Sponsor, at $18.00 per common unit, which resulted in net proceeds to us after deducting underwriting discounts and offering expenses of $136.9 million.

As of the date of this annual report, we have used substantially all the net proceeds of the IPO together with the net proceeds of the Senior Secured Revolving Credit Facility to repay all of our then existing secured indebtedness and for general partnership purposes, including working capital and vessel acquisitions.

ITEM 15.	CONTROLS AND PROCEDURES

Management's Report on Internal Control over Financial Reporting

Our Principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial and Accounting, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. We are an "emerging growth company" as defined in the JOBS Act. As an "emerging growth company" we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Alexios Rodopoulos qualifies as an audit committee financial expert and is independent under applicable NASDAQ and SEC standards.

ITEM 16B.	CODE OF ETHICS

We have adopted the Dynagas LNG Partners LP Corporate Code of Business Ethics and Conduct that applies to all of our employees and our officers and directors. This document is available under the "Corporate Governance" tab in the "Investor Relations" section of our website (www.dynagaspartners.com). We intend to disclose, under this tab of our web site, any waivers to or amendments of the Dynagas LNG Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the years ended December 31, 2013 and 2012 was Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Fees Incurred by the Partnership for  Ernst & Young (Hellas) Certified Auditors Accountants S.A.'s Services

In 2013, the fees rendered by the auditors were as follows:

	2013	2012
Audit Fees	€226,300	€115,300
Audit-Related Fees	-
Tax Fees	-
All Other Fees	-
	€226,300	€115,300

Audit Fees

Audit fees for 2013 include fees related to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership's annual financial statements. Audit fees in 2012 include fees relating to professional services rendered by the principal accountant for the audit of the Partnership's financial statements in connection with our IPO in November 2013.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2013 subsequent to our IPO.

Audit-Related Fees

None.

Tax Fees

None.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANTS' CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have certified to NASDAQ that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of NASDAQ's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to NASDAQ of non-compliance with NASDAQ corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying NASDAQ Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of NASDAQ's corporate governance rules applicable to U.S. domestic issuers are as follows:

Audit Committee. NASDAQ requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee is comprised of two independent directors.

Nominating/Corporate Governance Committee. NASDAQ requires that director nominees be selected, or recommended for the board's selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. As permitted under Marshall Islands law and our Partnership Agreement, we do not currently have a nominating or corporate governance committee.

Executive Sessions. NASDAQ requires that non-management directors meet regularly in executive sessions without management. NASDAQ also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our Partnership Agreement, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Corporate Governance Guidelines. NASDAQ requires that a listed U.S. Company adopt a code of conduct applicable to all directors, officers and employees, which must provide for an enforcement mechanism. Disclosure of any director or officer's waiver of the code and the reasons for such waiver is required. We are not required to adopt such guidelines under Marshall Islands law and we have adopted such guidelines.

Proxies. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Partnership Agreement, we will notify our unitholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Partnership Agreement provides that unitholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of unitholders.

Other than as noted above, we are in compliance with all NASDAQ corporate governance standards applicable to U.S. domestic issuers. We believe that our established corporate governance practices satisfy NASDAQ's listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the related reports of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-20.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP*
1.2	Second Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP
1.3	Certificate of Formation of Dynagas GP LLC*
1.4	Limited Liability Company Agreement of Dynagas GP LLC*
1.5	Certificate of Limited Partnership of Dynagas Operating LP*
1.6	Limited Partnership Agreement of Dynagas Operating LP*
1.7	Certificate of Formation of Dynagas Operating GP LLC*
1.8	Limited Liability Company Agreement of Dynagas GP LLC*
4.1	Vessel Management Agreement between Lance Shipping S.A., as vessel owner, and Dynagas Ltd., as manager, dated December 21, 2012, as amended by Addendum No. 1 dated October 7, 2013*
4.2	Vessel Management Agreement between Pegasus Shipping S.A., as vessel owner, and Dynagas Ltd., as manager, dated December 21, 2012, as amended by Addendum No. 1 dated October 7, 2013 *
4.3	Vessel Management Agreement between Seacrown Maritime Ltd., as vessel owner, and Dynagas Ltd., as manager, dated December 21, 2012, as amended by Addendum No. 1 dated October 7, 2013*
4.4	Omnibus Agreement, dated November 18, 2013
4.5	Contribution Agreement*
4.6	$30 Million Revolving Credit Facility with Dynagas Holding Ltd.
4.7	Senior Secured Revolving Credit Facility
4.8†	Charter Agreement by and between Lance Shipping S.A. and Gazprom Global LNG Limited, a subsidiary of Gazprom, dated August 2, 2011, as amended*
4.9†	Charter Agreement by and between Seacrown Maritime Ltd. and Methane Services Ltd., a subsidiary of BG Group, dated October 2, 2010, as amended*
4.10†	Charter Agreement by and between Pegasus Shipholding S.A. and Methane Services Ltd., a subsidiary of BG Group, dated May 18, 2011, as amended*
4.11	Executive Services Agreement
8.1	Subsidiaries of Dynagas LNG Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer.
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Exchange Commission.

*
Incorporated by reference to the Partnership's Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission on November 12, 2013 (Registration No. 333-191653)

**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNAGAS LNG PARTNERS LP

		By:	/s/ Michael Gregos
			Name:	Michael Gregos
			Title:	Chief Financial Officer (Principal Financial Officer)

Date:	March 24, 2014

DYNAGAS LNG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Partners of Dynagas LNG Partners LP

We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the "Partnership") as of December 31, 2013 and 2012, and the related consolidated statements of income, Partners' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynagas LNG Partners LP at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 24, 2014

DYNAGAS LNG PARTNERS LP

Consolidated Balance Sheets
As of December 31, 2013 and 2012
(Expressed in thousands of U.S. Dollars—except for unit data)

	2013	2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,677	$—
Restricted cash (Notes 2 & 6)	—	6,773
Trade receivables, net of allowance for doubtful debt	190	371
Prepayments and other assets	283	105
Due from related party (Note 3)	1,456	—
Deferred charges (Note 5)	—	1,732

Total current assets	7,606	8,981

FIXED ASSETS, NET:
Vessels, net (Note 4)	453,175	466,754

Total fixed assets, net	453,175	466,754

OTHER NON CURRENT ASSETS:
Restricted Cash (Note 6(d))	22,000	—
Deferred Revenue	3,627	—
Deferred Charges (Note 5)	1,652	—
Due from related party (Note 3(a))	675	540

Total assets	$488,735	$476,275

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$—	$380,715
Trade payables	3,743	5,040
Loan from related party (Note 3(c))	5,500	—
Due to related party (Note 3(a))	—	3,859
Accrued liabilities	1,041	2,085
Unearned revenue	4,619	6,735

Total current liabilities	14,903	398,434

Deferred revenue	2,048	2,666
Long—Term Debt, net of current portion (Note 6)	214,085	—

Total non-current liabilities	216,133	2,666

Commitments and contingencies (Note 8)	—	—

PARTNERS' EQUITY:
Common unitholders: 14,985,000 units issued and outstanding as at December 31, 2013 and 6,735,000 units issued and outstanding as at December 31, 2012 (Note 9)	182,969	23,278
Subordinated unitholders: 14,985,000 units issued and outstanding as at December 31, 2013 and 2012 (Note 9)	74,580	51,793
General partner: 30,000 units issued and outstanding as at December 31, 2013 and December 31, 2012 (Note 9)	150	104

Total partners' equity	257,699	75,175

Total liabilities and partners' equity	$488,735	$476,275

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Income
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	2013	2012	2011
REVENUES:
Voyage revenues	$85,679	$77,498	52,547
EXPENSES:
Voyage expenses	(675)	(2,487)	(715)
Voyage expenses-related party (Note 3(a))	(1,011)	(981)	(638)
Vessel operating expenses	(11,909)	(15,722)	(11,350)
General and administrative expenses	(387)	(278)	(54)
Management fees-related party (Note 3(a))	(2,737)	(2,638)	(2,529)
Depreciation (Note 4)	(13,579)	(13,616)	(13,579)
Dry-docking and special survey costs	—	(2,109)	—

Operating income	55,381	39,667	23,682

OTHER INCOME/(EXPENSES):
Interest income	—	1	4
Interest and finance costs (Note 6 & 11)	(9,732)	(9,576)	(3,977)
Loss on derivative financial instruments (Note 7)	—	(196)	(824)
Other, net	(29)	(60)	(65)

Total other expenses	(9,761)	(9,831)	(4,862)

Partnership’s Net Income	$45,620	$29,836	$18,820
Common unitholders’ interest in Net Income	$22,787	$9,239	$5,828
Subordinated unitholders’ interest in Net Income	$22,787	$20,556	$12,966
General Partner’s interest in Net Income	$46	$41	$26
Earnings per unit, basic and diluted: (Note 10)
Common unit (basic and diluted)	$2.95	$1.37	$0.87
Subordinated unit (basic and diluted)	$1.52	$1.37	$0.87
General Partner unit (basic and diluted)	$1.52	$1.37	$0.87
Weighted average number of units outstanding, basic and diluted:(Note 10)
Common units	7,729,521	6,735,000	6,735,000
Subordinated units	14,985,000	14,985,000	14,985,000
General Partner units	30,000	30,000	30,000

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Partners' Equity
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars—except for unit data)

	Number of Units			Partners' Capital
	General	Common	Subordinated	General	Common	Subordinated	Total
BALANCE, December 31, 2010	30,000	6,735,000	14,985,000	$37	$8,211	$18,271	$26,519
—Net income	—	—	—	26	5,828	12,966	18,820

BALANCE, December 31, 2011	30,000	6,735,000	14,985,000	63	14,039	31,237	45,339
—Net income	—	—	—	41	9,239	20,556	29,836

BALANCE, December 31, 2012	30,000	6,735,000	14,985,000	$104	$23,278	$51,793	$75,175
—Net income				46	22,787	22,787	45,620
—Issuance of common units, net of issuance costs (Note 9)	-	8,250,000	-	-	136,904	-	136,904
BALANCE, December 31, 2013	30,000	14,985,000	14,985,000	$150	$182,969	$74,580	$257,699

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars)

	2013	2012	2011
Cash flows from Operating Activities:
Net income:	$45,620	$29,836	$18,820
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,579	13,616	13,579
Amortization and write-off of deferred financing fees	1,050	590	100
Deferred revenue	(4,245)	2,666	—
Change in fair value of derivative financial instruments	—	(5,692)	(11,256)
Provision for doubtful debt	63	—	—
Changes in operating assets and liabilities:
Trade receivables	118	126	(322)
Prepayments and other assets	(178)	184	245
Due from/to related party	(5,450)	(18,597)	6,567
Trade payables	(3,156)	3,804	307
Accrued liabilities	(1,081)	(701)	(44)
Unearned revenue	(2,116)	2,070	978

Net cash provided by Operating Activities	44,204	27,902	28,974

Cash flows from Investing Activities:
Net cash used in Investing Activities	—	—	—

Cash flows from/(used in) Financing Activities:
Decrease/(increase) in restricted cash	(15,227)	(4,453)	16,982
Issuance of common units, net of issuance costs	138,800	—	—
Proceeds from long-term debt	214,085	220,000	—
Repayment of long-term debt	(380,715)	(124,890)	(22,540)
Loan from related party	5,500	—	—
Repayment of stockholders' loan	—	(116,584)	(23,416)
Payment of deferred financing fees	(970)	(1,975)	—

Net cash used in Financing Activities	(38,527)	(27,902)	(28,974)

Net increase in cash and cash equivalents	5,677	—	—
Cash and cash equivalents at beginning of the year	—	—	—

Cash and cash equivalents at end of the year	$5,677	$—	$—

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$9,487	$7,775	$3,797

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.           Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Dynagas LNG Partners LP and its wholly-owned subsidiaries as further discussed below.

Dynagas LNG Partners LP ("Dynagas Partners" or "The Partnership") was incorporated as a limited Partnership on May 30, 2013 under the laws of the Republic of The Marshall Islands as part of reorganization to acquire, directly or indirectly, the interests in three vessel owning companies, Pegasus Shipholding S.A., Lance Shipping S.A. and Seacrown Maritime Ltd, wholly owned subsidiaries of Dynagas Holding Ltd ("Dynagas Holding" or "the Sponsor" a Company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and his close family members, together the "Family") through the ownership of 100% of the ownership interests in an intermediate holding company, Dynagas Equity Holding Ltd ("Dynagas Equity").

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of liquefied natural gas vessels and is the sole owner of all outstanding shares or units of the following subsidiaries:

(a)
Pegasus Shipholding S.A. ("Pegasus"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Energy which was delivered to Pegasus in March 2007.

(b)
Lance Shipping S.A. (“Lance”), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Ob River (renamed from Clean Power in July 2012) which was built and delivered to Lance in July 2007.

(c)
Seacrown Maritime Ltd. ("Seacrown"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Force which was built and delivered to Seacrown in January 2008.

(d)	Quinta Group Corp. (“Quinta”), a Nevis holding Company that owns all of the outstanding capital stock of Pegasus.

(e)	Pelta Holdings S.A. ("Pelta"), a Nevis holding Company that owns all of the outstanding capital stock of Lance.

(f)	Dynagas Equity Holdings Ltd (“Dynagas Equity”), a Liberian holding Company that owns all of the outstanding capital stock of Quinta, Pelta and Seacrown.

(g)	Dynagas Operating GP LLC ("Dynagas Operating GP"), a Marshall Islands Limited Liability Company, in which the Partnership holds 100% membership interests.

(h)
Dynagas Operating LP ("Dynagas Operating"), a Marshall Islands limited partnership that has 100% percentage interests in the Partnership and the Non-Economic General Partner Interest in Dynagas Operating GP.

Dynagas Equity, Quinta, Pelta, Pegasus, Lance and Seacrown are hereinafter referred to as the predecessor companies.

Dynagas Equity was incorporated on July 30, 2012, under the laws of the Republic of Liberia and its only activity is the holding of all the issued and outstanding common stock of Pegasus (through the ownership of all issued and outstanding common stock of Quinta), Lance (through the ownership of all issued and outstanding common stock of Pelta) and Seacrown.

On October 29, 2013, the Family transferred all of the issued and outstanding common stock of Dynagas Equity to Dynagas Holding. On the same date, Dynagas Holding transferred to the Partnership its ownership interest in Dynagas Equity in exchange of a) 6,735,000 of Dynagas Partners' common units, b) 14,985,000 subordinated units and c) 30,000 general partner units, issued to Dynagas GP LLC (the "General Partner"), a wholly owned subsidiary of Dynagas Holding. On November 18 2013, the Partnership and the Sponsor offered to the public 8,250,000 and 4,250,000 common units respectively, successfully completing its initial public offering (the "IPO" or the "Offering") on the NASDAQ Global Select Market, whereas, on December 5, 2013, the Sponsor offered an additional 1,875,000 units in connection with the underwriters' exercise of their over-allotment option. Following the completion of this Offering, Dynagas Holding owns a 52% of the equity interests in Dynagas Partners, including the 0.01% General Partner interest. As the Family is the sole shareholder of Dynagas Holding, and previously owned 100% of the predecessor companies, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and is accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Dynagas Partners, from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Dynagas Partners and the predecessor companies were consolidated for all periods presented.

The technical, administrative and commercial management of the Partnership's vessels is performed by Dynagas Ltd. (the "Manager"), a related company, wholly owned by the Partnership's Chairman of the Board of Directors (Note 3(a)).

At the closing of the Offering, the Partnership entered into the following agreements: i) an Omnibus agreement with Dynagas Holding that provides the Partnership the right to purchase LNG carrier vessels from the Sponsor at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(d)) and ii) a $30 million revolving credit facility with the Sponsor to be used for general partnership purposes (Note 3(c)).

2.           Significant Accounting Policies and Recent Accounting Pronouncements:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, on the basis of the reorganization referred to in Note 1, assuming that Dynagas Partners and the predecessor companies were consolidated for all periods presented. All intercompany balances and transactions have been eliminated upon consolidation.

(b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)
Other Comprehensive Income: The Partnership follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 220, "Comprehensive Income" which requires separate presentation of certain transactions, which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and, accordingly, for the years ended December 31, 2013, 2012 and 2011 comprehensive income equals net income.

(d)
Foreign Currency Translation: The functional currency of the Partnership is the U.S. Dollar because the Partnership's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Partnership's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars using the balance sheet date exchange rates. Resulting gains or losses are included in Other, net in the accompanying consolidated statements of income.

(e)	Cash and Cash Equivalents: The Partnership considers highly liquid investments such as time deposits with an original maturity of three months or less to be cash equivalents.

(f)	Restricted cash: Restricted cash comprises of minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Partnership's loan agreements.

(g)
Trade Receivables, net: The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. Provision for doubtful accounts as of December 31, 2013 and 2012 was $63 and nil, respectively.

(h)
Insurance Claims: The Partnership records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Partnership's vessels suffer insured damages or when crew medical expenses are incurred, when recovery is probable under the related insurance policies, the Partnership can make an estimate of the amount to be reimbursed following submission of the insurance claim and when the claim is not subject to litigation. No significant claims existed in 2013 and 2012.

(i)
Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, interest expense and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership's vessels is depreciated beginning when the vessel is ready for her intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (a vessel's residual value is estimated as 12% of the initial vessel cost, being approximate to a vessel's light weight multiplied by the then estimated scrap price per metric ton adjusted to reflect the premium from the value of stainless steel material and represents Management's best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life). Management estimates the useful life of the Partnership's vessels to be 35 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(j)
Impairment of Long-Lived Assets: The Partnership follows ASC 360-10-40 "Impairment or Disposals of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Partnership should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" based on management's estimates and assumptions and by making use of available market data and taking into consideration third party valuations and other market observable data that allow value to be determined. The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The Partnership determines undiscounted projected net operating cash flows, for each vessel and compares it to the vessel's carrying value. In developing estimates of future cash flows, the Partnership must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and the five-year historical average of charter rates for the unfixed days. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate prevailing at the time of test. An estimate is also applied to effective fleet utilization, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys) and vessels loss of hire from repositioning or other conditions. Estimates for the remaining estimated useful lives of the current fleet and scrap values are identical with those employed as part of the Partnership's depreciation policy. As of December 31, 2013, 2012 and 2011, the Partnership concluded that there were no events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable and accordingly no impairment loss was recorded these years.

(k)
Accounting for Special Survey and Dry-Docking Costs: The Partnership follows the direct expense method of accounting for dry-docking and special survey costs where such are expensed in the period incurred. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and every two and a half years within their following useful life. Costs relating to routine repairs and maintenance are also expensed as incurred. All three vessels in the Partnership's fleet completed their initial scheduled special survey repairs in 2012.

(l)
Financing Costs: Costs associated with new loans including fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees are presented in the accompanied balance sheets as deferred charges. Unamortized fees relating to loans repaid or refinanced as debt extinguishments and loan commitment fees are expensed as interest and finance costs in the period incurred in the accompanying statements of income.

(m)
Concentration of Credit Risk: Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

During 2013 and 2012, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:

Charterer	2013	2012
A	61%	58%
B	39%	16%
C	-	26%
	100%	100%

(n)
Accounting for Revenues and Related Expenses: The Partnership generates its revenues from charterers for the chartering of its vessels. All vessels are chartered under time charters, where a contract is entered into for the use of a vessel for a specific period of time and at a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Furthermore, revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed with the residual or excess from actually collected hire based on the time charter agreement for each period being classified as deferred revenue in the accompanying consolidated balance sheets. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and accordingly is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company during periods of off-hire except for commissions, which are always paid for by the Company. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership's revenues are earned.

(o)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(p)
Earnings Per Unit: The Partnership consists of common units, subordinated units, a general partner interest and incentive distribution rights. Our incentive distribution rights are a separate class of non-voting interests that are currently held by our general partner but, subject to certain restrictions, may be transferred or sold apart from general partner’s interest. In this respect the Partnership calculates basic earnings per unit by allocating earnings to the general partner, limited partners and incentive distribution rights holder using the two-class method and by utilizing the contractual terms of the partnership agreement. Basic earnings per unit are computed by dividing net income available to each class of unitholders by the weighted average number of each class of units outstanding during the year. Diluted earnings per unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2013.

(q)
Segment Reporting: The Partnership has determined that it operates under one reportable segment relating to its operations as it operates solely LNG vessels. The Partnership reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Partnership's management does not use discrete financial information to evaluate operating results for each type of charter. Although revenue can be identified according to these types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(r)
Fair Value Measurements: The Partnership adopted ASC 820, "Fair Value Measurements and Disclosures", which defines, and provides guidance as to the measurement of fair value. This guidance creates a fair value hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable data that are not corroborated by market data (Level 3), for example, the reporting entity's own data. Observable market based inputs or unobservable inputs that are corroborated by market data are classified under Level 2 of the fair value hierarchy. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. Upon issuance of guidance on the fair value option in 2007, the Partnership elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(s)
Commitments and Contingencies: Commitments are recognized when the Partnership has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

(t)
Variable Interest Entities: ASC 810-10, addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a Partnership's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Additionally, ASU 2009-17, Consolidations (Topic 810) "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The Partnership evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Partnership's evaluation did not result in an identification of variable interest entities as of December 31, 2013 and 2012.

(u)
Accounting for Financial Instruments and Derivatives: The principal financial assets of the Partnership consist of cash and cash equivalents, restricted cash and trade receivables, net. The principal financial liabilities of the Partnership consist of trade payables, accrued liabilities, long-term debt, and interest-rate swaps. Derivative financial instruments are used to manage risk related to fluctuations of interest rates. ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 7). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Partnership wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income/(Loss) and subsequently recognized in earnings when the hedged items impact earnings.

None of the Company's derivative instruments matured in 2012 (Note 7) met those hedging criteria and, therefore, the changes in fair value were recognized as an increase or decrease in statements of income.

(v)
Recent Accounting Pronouncements: There are no recent accounting pronouncements issued in 2013, whose adoption would have a material impact on the Partnership's consolidated financial statements in the current year or are expected to have a material impact in future years.

3.           Transactions with related parties:

(a)	Dynagas Ltd.

Dynagas Ltd. (or the "Manager"), is a Company beneficially owned by the Partnership's Chairman. The Manager had entered into a separate management agreement with an original duration up to December 31, 2012 with each of the vessel-owning entities of the Partnership in order to provide technical, administrative and commercial management services to the Partnership in exchange for a fixed daily fee. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees are adjusted upwards by 4% until expiration of the management agreement. As December 31, 2012, daily management fees per vessel ranged from $2.34 to $2.43. The Manager also provided other services under these agreements for which the Partnership pays additional fees, including (i) a commission of 1.25% over charter-hire agreements arranged by the Manager and (ii) a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses. With effect from January 1, 2013, following the expiration of its' previous agreements,  the Manager entered into an eight year term separate management agreement with each vessel-owning entity of the Partnership in order to provide technical, administrative and commercial management services to the Partnership in exchange for a daily management fee of $2.5. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees will be adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the conflicts committee. As of December 31, 2013, each vessel was charged the basis daily management fee of $2.5, whereas, for the years ended December 31, 2012 and 2011, daily management fees per vessel ranged from $2.34 to $2.43 and $2.25 to $2.34, respectively. The Manager also provides other services under these agreements for which the Partnership pays additional fees, including: (i) a commission of 1.25% over charter-hire agreements arranged by the Manager and (ii) a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses. The agreements will terminate automatically after a change of control of the owners and/or of the owner's ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the Manager.

Fees charged in 2013, 2012 and 2011 for technical and administrative services amounted to $2,737, $2,638 and $2,529, respectively, and are separately reflected as Management fees-related party in the accompanying consolidated statements of income. Commissions charged in 2013, 2012 and 2011 for commercial services amounted to $1,011, $981 and $638, respectively, and are separately reflected as Voyage expenses-related party in the accompanying consolidated statements of income. These amounts were fully settled up to December 31, 2013, whereas, in as of December 31, 2012, amounts due to the Manager totaled $3,619 and are included in Due to related party in the accompanying consolidated balance sheets together with $240, relating to liabilities arising out of the fleet operations (current account) As of December 31, 2013, the Partnership had granted to the Manager working capital advances of $1,456 which are separately reflected in Current Assets, Due from related party in the accompanying consolidated balance sheets.

The management agreements provide for an advance equal to three months of management fees per vessel as security. Pursuant to the terms of the separate management agreements discussed above, the security advance payment, effective January 1, 2013, increased from $180 to $225 per vessel, and other than in the case of termination of the management agreement by reason of default by the Manager, the advance is not refundable. Such advances as of December 31, 2013 and 2012 amounted to $675 and $540, respectively, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

(b)	Stockholders' Loan

On February 9, 2004, Pegasus, Lance and Seacrown entered into an unsecured, interest free credit loan facility agreement with Gregold Compania Maritima S.A a corporation controlled by members of the of the Chairman's Family for a principal amount up to $140,000 available until December 31, 2012. The amount of $140,000 was drawn at various dates in periods prior to December 31, 2010 and was used to partially finance the vessels' construction cost and to provide Pegasus, Lance and Seacrown working capital for general corporate purposes. Part of the loan ($23,416) was paid in 2011 and the remaining amount of $116,584 was fully paid in April 2012, using the proceeds from the loans' refinancing discussed in Note 6(a) and 6(b).

(c)	Loan from related party

On November 18, 2013, concurrently with the completion of its' initial public offering, the Partnership entered into an interest free $30.0 million revolving credit facility with its' Sponsor, Dynagas Holding, with an original term of five years from the closing date, to be used for general partnership purposes including working capital. The loan may be drawn and be prepaid in whole or in part at any time during the life of the facility. As of December 31, 2013, $5.5 million were drawn down under the facility, which are separately reflected in Current Liabilities, Loan from related party in the accompanying consolidated balance sheets. In January 2014, the total amount drawn under the respective facility was repaid.

(d)	Omnibus Agreement

On November 18, 2013, the Partnership entered into an agreement with its Sponsor (the "Omnibus Agreement") to govern among other things i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of Partnership's options to acquire certain offered optional vessels by its Sponsor, iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and iv) Sponsor's provisions of certain indemnities to the Partnership. As of December 31, 2013, no such option was exercised.

(e)	Cross Collateral Guarantee

Reed Trading Ltd. ("Reed") is a vessel-owning company controlled by members of the Family. One of the Partnership's lenders has registered a first priority mortgage on Reed's vessel, the Felicity, in its favor as a cross collateral guarantee on the loan obtained by Pegasus (Note 6(a)). As of December 31, 2012, there were no balances due to /from Reed whilst subsequent to the loan repayment discussed in Note 6(a), Reed was released from its cross collateral guarantee obligations.

(f)	Executive Services Agreement

On March 21, 2014, we entered into an executive services agreement with our Manager with retroactive effect from the IPO closing date, pursuant to which our Manager provides to us the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier.

4.           Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2011	$540,454	$(60,084)	$480,370
—Depreciation	—	(13,616)	(13,616)
Balance December 31, 2012	$540,454	$(73,700)	$466,754
—Depreciation	—	(13,579)	(13,579)
Balance December 31, 2013	$540,454	$(87,279)	$453,175

As of December 31, 2013, all of the Partnership's vessels were first priority mortgaged as collateral to secure the bank loan discussed in Note 6.

5.           Deferred Charges:

The amounts in the accompanying consolidated balance sheets represent fees paid to the lenders in relation with the bank loans discussed in Note 6 and are analyzed as follows:

Amount

Balance, December 31, 2011 net of accumulated amortization of $529	$347
—Additions	1,975
—Write-offs	(105)
—Amortization	(485)
Balance, December 31, 2012 net of accumulated amortization of $675	$1,732
—Additions	970
—Write-offs	(528)
—Amortization	(522)
Balance, December 31, 2013 net of accumulated amortization of $629	$1,652

The amortization and write-off of financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 11).

6.           Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	Lenders	2013	2012
(a) Pegasus	Royal Bank of Scotland	$—	$—
Pegasus	Credit Suisse AG	—	139,500
(b) Lance	Royal Bank of Scotland	—	153,590
(c) Seacrown	Royal Bank of Scotland	—	87,625
(d) Pegasus-Lance-Seacrown	Credit Suisse AG	214,085	—
Total		$214,085	$380,715
Less current portion		$—	$380,715
Long-term portion		$214,085	$—

(a)
Pegasus:  During the period from May 2005 to February 2007, Pegasus borrowed $129,750 to partially finance the construction cost of the Clean Energy, under a ten year term credit facility, repayable in forty equal consecutive quarterly installments of $1,800 each, plus a balloon installment of $57,750 payable together with the last installment. On January 30, 2012, Pegasus entered into a five-year term loan facility with Credit Suisse AG for $150,000 (the "Credit Suisse Facility") for the purpose of refinancing the then outstanding balance of the loan obtained in February 2007 and for general corporate purposes, repayable in twenty equal consecutive quarterly installments of $3,500 each plus a balloon payment of $80,000 payable together with the last installment in March 2017. The amount was fully drawn in March 2012 and was secured by, amongst other things, a cross collateralized first priority mortgage over the Clean Energy and a panama tanker vessel named Felicity, owned by a related vessel-owning company.  On November 18, 2013, the then outstanding loan balance of $129 million was fully repaid from the proceeds of the Offering and  the Credit Suisse Senior Secured Revolving Credit Facility (the "Revolving Credit Facility") discussed under Note 6(d) below and the respective vessel mortgages were released.

(b)
Lance:  In July 2007, Lance borrowed the amount of $123,000 to partially finance the construction cost of the Clean Power, under a ten-year term credit facility, repayable in forty equal consecutive quarterly installments of $1,710 each, plus a balloon installment of $54,600 payable together with the last installment. On February 29, 2012, Lance entered an amendatory agreement with the same bank for the purpose of refinancing the then outstanding balance of the loan obtained in July 2007. As a result of the amendatory agreements an additional principal amount of $70,000 was drawn in April 2012 for general corporate purposes, payable in twenty equal consecutive quarterly installments of $3,500, each. On November 18, 2013, the then outstanding loan balance of $138.0 million was fully repaid from the proceeds of the Offering and the Credit Suisse Senior Secured Revolving Credit Facility (the “Revolving Credit Facility”) discussed under Note 6(d) below and the vessel’s mortgage was released.

(c)
Seacrown:  In January 2008,  Seacrown borrowed $128,000, to partially finance the construction cost of the Clean Force, under a twelve-year term credit facility, repayable in forty eight equal consecutive quarterly installments of $2,125 each plus a balloon payment of $26,000 payable together with the last installment in January 2020. On November 18, 2013, the then outstanding loan balance of $79.1 million was fully repaid from the proceeds of the Offering and the Credit Suisse Senior Secured Revolving Credit Facility (the "Revolving Credit Facility") discussed under Note 6(d) below and the vessel's mortgage was released.

The above loans were, amongst others, secured by a first priority mortgage over the vessels, corporate guarantees, and assignments of all charters, earnings and insurances. The loans also contained certain financial covenants relating to the Partnership's financial position and operating performance including maintaining liquidity above $30.0 million or, if higher, 10% of the total aggregate indebtedness to The Royal Bank of Scotland. In addition, all loan agreements also included a requirement for the value of the vessel secured against the related loan to be in a range of at least 125%-130%, and imposed restrictions on the Partnership's ability to pay distributions.

As of December 31, 2012, the Partnership was not in compliance with certain restrictive and financial covenants imposed by the above loan agreements:

•
The issuance of the guarantees discussed in Note 8(c) below without the prior consent of the lenders which resulted in a breach of the respective restrictive covenant under the loan agreements discussed n (a), (b) and (c) above.

•
The repayment of the loan discussed in Note 3(b) above without the prior consent of the Partnership's lenders which resulted in a breach of the respective restrictive covenant under the loan agreements discussed in (b) and (c) above.

•	The Partnership was also not in compliance with the minimum liquidity covenant of $30.0 million contained in its loan agreement discussed in (b) above.

On July 19, 2013, one of the Partnership's lenders declared an event of default under one of its credit facilities. Although the Partnership believed that the lenders would not demand payment of the loans before their maturity, provided that the Partnership was to pay scheduled loan installments and interest as they fall due under the existing credit facilities, the lenders could have required immediate repayment of the loans. As a result of such events of non-compliance, the Partnership has classified the total outstanding balance of its debt at December 31, 2012 of $380,715 as current liabilities.

On October 29, 2013, subject to satisfactory execution of the relevant documentation, the Partnership's lenders granted their consent to the issuance of guarantees and the repayment of shareholders' loan, and waived their rights in respect of the Partnership's non-compliance with the minimum liquidity requirement of $30.0 million discussed above. As of December 31, 2013, all the loans discussed under Note 6(a), (b) and (c) above, were fully repaid from the proceeds of the IPO and the Revolving Credit Facility discussed under Note 6(d) below.

(d)
Credit Suisse Senior Secured Revolving Credit Facility: On November 14, 2013, the Partnership's shipowning subsidiaries, entered, on a joint and several basis, into a new Senior Secured Revolving Credit Facility ("Revolving Credit Facility" or "Facility") with an affiliate of Credit Suisse for $262,125 in order to partially refinance its existing outstanding indebtedness as discussed above.  Of this amount, $214,085 was drawn on November 18, 2013 and, together with part of the net proceeds of the initial public offering discussed in Note 9, was used to fully repay the then outstanding principal and interest of the loans discussed in Note 6 under (a), (b) and (c). The Revolving Credit Facility is guaranteed by the Partnership and is secured by, among other things, a first priority or preferred cross-collateralized mortgage on each of the Partnership's vessels and bears interest at LIBOR plus margin. The Partnership may draw down this facility no more than four times each year, and only so long as the asset cover ratio, which is the ratio of the aggregate market value of its vessels to its outstanding indebtedness under the facility, is not less than 130%. The amount available under the Facility will be reduced each quarter for 14 consecutive quarters by $5,000 for the first 13 quarters and by approximately $197,125 for the fourteenth quarter ending on June 30, 2017. In case that the aggregate outstanding amount of the Facility is greater than the amount available under the Facility as reducing from time to time, the amount exceeded shall be repaid at that point of time. In accordance with the Facility, the Partnership will be required to:

(i)	maintain total consolidated liabilities of less than 65% of the total consolidated market value of its adjusted total assets;

(ii)	maintain an interest coverage ratio of at least 3.0 times,

(iii)
maintain at all times non restricted as to withdrawal minimum liquidity equal to at least $22.0 million. Such amount is reflected under Non-Current Restricted Cash in the accompanying balance sheets and

(iv)	maintain a hull cover ratio, being the aggregate of the vessels' market values and the net realizable value of any additional security, no less than 130%.

In addition, the Prokopiou Family is required to own or control at least 30% of the Partnership's capital and voting rights and 100% of the General Partner's capital and voting rights and the Manager is required to continue to carry out the Partnership's commercial and technical management. Finally, the Facility restricts the Partnership from paying any distributions if an event of default occurs. Pursuant to the terms of the Revolving Credit Facility, no principal repayments are required to be made during the 2014 and 2015.

As of December 31, 2013, the Partnership was in compliance with all financial debt covenants under the respective facility.

The annual principal payments for the outstanding banks' debt as of December 31, 2013 required to be made after the balance sheet date were as follows:

Year ending December 31,	Amount
2014	$-
2015	-
2016	11,960
2017	202,125
2018 and thereafter	-
$214,085

The weighted average interest rate of the Partnership's long-term debt for the years ended December 31, 2013 and 2012 was 2.4% and 2.3%, respectively.

Total interest incurred on long-term debt for 2013, 2012 and 2011 amounted to $8,248, $8,551 and $3,794, respectively. Interest expense on long-term debt, is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.

As of December 31, 2013, the Partnership had an unused line of credit under its' Credit Suisse Revolving Credit Facility of $48.0 million. As of December 31, 2013, the Partnership incurred $327 commitment fees in connection with the undrawn amounts under the respective facility with Credit Suisse. Commitment fees incurred for 2012 and 2011 amounted to $372 and $54, respectively.

7.           Fair Value Measurements and Financial Instruments:

The Partnership is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, from time to time the Partnership uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Partnership recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets. The carrying amounts of cash and cash equivalents, restricted cash, trade receivables and trade payables reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable. The fair value of loan from related party is not practicable to be estimated due to the absence of the fixed repayment terms. The fair value of non-current portion of amounts due from related party is not practicable to be estimated given the terms of the management agreements which provide for periodic adjustment of the working capital advance per vessel in line with the changes in the vessels' daily operating costs. Additionally, the Partnership considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans.

As of December 31, 2011, the Partnership was a party to three interest rate swap agreements of $285.6 million notional amount, which did not qualify for hedge accounting and, as such, the changes in their fair values were recognized in the statement of income. The Partnership made quarterly payments to the counterparties based on decreasing notional amounts at fixed rates of 4.31%, 4.35% and 4.35%, respectively, net of the floating-rate payments at LIBOR due from the counterparty to the Partnership. The swaps matured in June, July and March 2012, respectively, and as such the fair value of derivative financial instruments as of December 31, 2013 and 2012 was nil.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs that are not corroborated by market data.

The fair values of the Partnership's derivative financial instruments equate to the amount that would be paid or received by the Partnership if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Partnership's or counterparty's creditworthiness, as appropriate. The Partnership's derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Partnership verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Partnership's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The change in the fair value of the Partnership's interest rate swaps for each of the years ended December 31, 2013, 2012 and 2011 resulted in nil, $5,692 and $11,256 unrealized gains, respectively, and is separately reflected as adjustment in net income in the accompanying consolidated statements of cash flows. The settlements on the interest rate swaps for the year ended December 31, 2013, 2012 and 2011 resulted in nil, $5,888 and $12,080 realized losses, respectively. The total change in fair value and settlements for the years ended December 31, 2013, 2012 and 2011 aggregate to nil, $196 and $824 losses, respectively, and is separately reflected in Loss on derivative financial instruments in the accompanying consolidated statements of income.

8.           Commitments and Contingencies:

(a)	Long-term time charters:

As at December 31, 2013, the Partnership has entered into time charter arrangements on all of its vessels. The minimum contractual charter revenues, based on these non-cancelable long-term time charter contracts as of December 31, 2013, gross of brokerage commissions, without taking into consideration any assumed off-hire, are as analyzed below:

Year ending December 31,	Amount
2014	85,775
2015	85,775
2016	78,522
2017	31,524
2018 and thereafter	-
$281,596

(b)
Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(c)
Technical and Commercial Management Agreement: As further disclosed in Note 3 the Partnership has contracted the commercial, administrative and technical management of its' vessels to Dynagas Ltd. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $3,520. For administrative and technical management fees the Partnership pays a daily management fee of $2.5 per vessel (Note 3(a)). Such management fees for the period from January 1, 2014 to the expiration of the agreements on December 31, 2020, adjusted for 3% inflation as per agreement, are estimated to be $21,623 and are analyzed as follows:

Year ending December 31,	Amount
2014	$2,820
2015	2,904
2016	3,000
2017	3,081
2018	3,173
2019 and on	6,645
$21,623

9.           Partners' Equity:

As described in Note 1, on October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the "General Partner"), a Company owned and controlled by Dynagas Holding Ltd, 30,000 General Partner Units  and all of its incentive distribution rights, which entitle the General Partner to increasing percentages of the cash the Partnership's distributable cash; in exchange for their beneficial ownership interest in the predecessor companies.

The unit and per unit data included in the accompanying consolidated financial statements have been restated to reflect the issuance of the above units, for all periods presented.

On November 18, 2013, the Partnership completed its' initial public offering of 8,250,000 common units at a price of $18.00 per unit on the NASDAQ Global Marker and raised gross proceeds of $148.5 million. The net IPO proceeds amounted to$136.9 million, after deducting underwriting commission of $8.9 million and equity raising expenditures of $2.7 million are separately reflected in the 2013 statement of partners' equity. Equity raising expenditures paid up to December 31, 2013 amounts to $0.8 million which along with the underwriting commission have been deducted from proceeds of issuance of common units are presented in the statement of cash flows as of December 31, 2013. Concurrently with the sale of the Partnership's common units and at the same price per unit, Dynagas Holding Ltd. sold 4,250,000 common units. The Partnership did not receive any proceeds from this sale. On December 5, 2013, the underwriters exercised their over-allotment option granted to them by Dynagas Holding, following which, the Sponsor offered 1,875,000 additional common units to the public on the same terms as in the initial offering. The Partnership did not receive any proceeds from the sale of these additional common units.

There were no distributions to the partners during the year ended 2013. On February 14, 2014 the Partnership paid a cash distribution for the fourth quarter of 2013 of $0.1746 per unit, pro-rated from the Offering closing date through December 31, 2013, which amounted to $5.2 million, to all unitholders on record as of February 10, 2013, pursuant to a decision taken by the Board of Directors on January 31, 2014 (Note 13(a)).

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a "unit majority" require:

•
during the subordination period, the approval of a majority of the common units, excluding those common units held by the General Partner and its affiliates, voting as a class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the common units voting as a single class.

In voting their common units and subordinated units, the General Partner and its affiliates will have no fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership's ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board), determining the presence of a quorum or for other similar purposes under the Partnership Agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The General Partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The Partnership will hold a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The General Partner has the right to appoint two of the five members of the board of directors with the remaining three directors being elected by the Partnership's common unitholders beginning with the 2014 annual meeting of unitholders. Subordinated units will not be voted in the election of the three directors elected by the Partnership's common unitholders.

Distributions

General Partner Interest

The Partnership Agreement provides that the General Partner initially will be entitled to 0.1% of all distributions that the Partnership makes prior to its liquidation. The General Partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its 0.1% General Partner interest if the Partnership issues additional units. The General Partner's 0.1% interest, and the percentage of the Partnership's cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional units in the future and the General Partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its 0.1% General Partner interest. The General Partner will be entitled to make a capital contribution in order to maintain its 0.1% General Partner interest in the form of the contribution to the Partnership of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Currently, the General Partner holds the incentive distribution rights following completion of the offering. The incentive distribution rights may be transferred separately from the General Partner interest, subject to restrictions in the Partnership Agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of the General Partner's merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of the Partnership's common units (excluding common units held by the General Partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. Any transfer by the General Partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our General Partner and the holders of the incentive distribution rights up to the various target distribution levels:

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

10.         Earnings per Unit:

The Partnership calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for cash available for distribution specified in Dynagas Partners' partnership agreement, as generally prescribed in Note 9 above.

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the first target distribution (Note 9).

The calculations of the basic and diluted earnings per unit, allocated to each class of partnership interests based on the number of units held by each class of unit holders, are presented below:

Year ended December 31, 2013	Unitholders
	General Partner	Common	Subordinated
Net income	$46	$22,787	$22,787
Earnings per unit basic and diluted	$1.52	$2.95	$1.52
Weighted average number of units outstanding, basic and diluted	30,000	7,729,521	14,985,000

Year ended December 31, 2013	Unitholders
	General Partner	Common	Subordinated
Net income	$41	$9,239	$20,556
Earnings per unit basic and diluted	$1.37	$1.37	$1.37
Weighted average number of units outstanding, basic and diluted	30,000	6,735,000	14,985,000

Year ended December 31, 2013	Unitholders
	General Partner	Common	Subordinated
Net income	$26	$5,828	$12,966
Earnings per unit basic and diluted	$0.87	$0.87	$0.87
Weighted average number of units outstanding, basic and diluted	30,000	6,735,000	14,985,000

11.         Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2013	2012	2011
Interest expense (Note 6)	$8,248	$8,551	$3,794
Amortization and write off of financing costs (Note 5)	1,050	590	100
Commitment fees	327	372	54
Other	107	63	29
Total	$9,732	$9,576	$3,977

12.         Taxes:

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Greek Republic. The technical manager of the Partnership's vessel's, Dynagas Ltd an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax was on behalf the Partnership. These tonnage taxes amounted to $96 and have also been included in Vessel operating expenses in the 2013 consolidated statement of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Partnership operating the ships meets both of the following requirements, (a) the Partnership is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and exempts the type of income earned by the vessel owing Partnership and (b) either (i) more than 50% of the value of the Partnership's stock is owned, directly or indirectly, by individuals who are "residents" of the Partnership's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Partnership's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Additionally, the Partnership must meet all of the documentation requirements as outlined in the regulations.

The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2013, 2012 and 2011 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source Shipping Income, the Partnership would be subject to U.S. federal income tax approximately nil for the years ended December 31, 2013 and 2012 and $31 for the year ended December 31, 2011.

13.         Subsequent Events:

On February 14, 2014 the Partnership paid cash distribution for the fourth quarter of 2013 of $0.1746 per unit, pro-rated from the IPO closing date through December 31, 2013 to all unitholders on record as of February 10, 2013 based on the Board of Directors decision made on January 31, 2014. This distribution corresponds to a quarterly distribution of $0.365 per outstanding unit, or $1.46 per outstanding unit on an annualized basis.