Form 20-F/A
period 2013-12-31
Dynagas LNG Partners LP
filed 2014-04-17
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X] Yes	[_] No

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, originally filed with the Securities and Exchange Commission on March 25, 2014, or the 2013 Form 20-F, is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2013 Form 20-F, or reflect any events that have occurred after the 2013 Form 20-F was originally filed.

PART III

ITEM 19.	EXHIBITS

Exhibit Number	Description
101. INS	XBRL Instance Document**
101. SCH	XBRL Taxonomy Extension Schema**
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase**
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase**
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase**
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase**

**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
	Name:	Michael Gregos
	Title:	Chief Financial Officer (Principal Financial Officer)

Date:  April 17, 2014