Form 20-F
period 2014-12-31
Dynagas LNG Partners LP
filed 2015-03-10
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Michael Gregos 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674, Greece Tel: 011 30 210 8917 960, Facsimile: 011 30 210 894 7275
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common units representing limited partnership interests 6.25% Senior Notes Due 2019	New York Stock Exchange New York Stock Exchange
Title of class	Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

20,505,000 Common Units
14,985,000 Subordinated Units
35,526 General Partner Units

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]

Non-accelerated filer [_] (Do not check if a smaller reporting company)	Smaller reporting company [_]

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

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT
This Annual Report on Form 20-F for the year ended December 31, 2014, or the Annual Report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to "Dynagas LNG Partners," the "Partnership," "we," "our" and "us" or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP.  Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers, Clean Energy, the Ob River and the Clean Force, collectively, our "Initial Fleet." In addition, Dynagas Operating LP owns 100% of the entities that own the LNG carriers Arctic Aurora and Yenisei River, which together with the Initial Fleet comprise the vessels that we refer to as our "Fleet". References in this Annual Report to "our General Partner" refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP.  References in this Annual Report to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "Manager" refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. George Prokopiou. References in this Annual Report to the "Prokopiou Family" are to our Chairman, Mr. George Prokopiou, and members of his family.
All references in this Annual Report to us for periods prior to our initial public offering, or IPO, on November 18, 2013 refer to our predecessor companies and their subsidiaries, which are former subsidiaries of our Sponsor that have interests in the vessels in our Initial Fleet or the "Sponsor Controlled Companies."
All references in this Annual Report to "BG Group," "Gazprom" and "Statoil" refer to BG Group Plc, Gazprom Global LNG Limited, and Statoil ASA, respectively, and certain of their respective subsidiaries that are our charterers. Unless otherwise indicated, all references to "U.S. dollars," "dollars" and "$" in this Annual Report are to the lawful currency of the United States. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of our vessels.
FORWARD LOOKING STATEMENTS
This Annual Report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "potential," "should," and similar expressions are forward-looking statements.  These forward-looking statements reflect management's current views only as of the date of this Annual Report and are not intended to give any assurance as to future results.  As a result, unitholders are cautioned not to rely on any forward-looking statements.
i

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:
•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps (if any);
•	our ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from acquisitions;
•	our ability to purchase vessels from our Sponsor in the future, including the Optional Vessels (defined later);
•	our continued ability to enter into long-term time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	availability of skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;
•	the anticipated taxation of our Partnership and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	charterers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our common units in the public market;
•	our business strategy and other plans and objectives for future operations; and
•	other factors detailed in this Annual Report and from time to time in our periodic reports.

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
We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time, and it is not possible for us to predict all of these factors.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
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

v

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
The selected historical consolidated financial data in the table as of December 31, 2014, 2013, 2012 and 2011 and for the years then ended are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our historical consolidated financial statements and the notes thereto included elsewhere in this Annual Report.
Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of our Sponsor in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2014	2013	2012	2011
Income Statement Data	(In thousands of Dollars, except for unit and per unit data )
Voyage revenues	$107,088	$85,679	$77,498	$52,547
Voyage expenses (1)	(2,273)	(1,686)	(3,468)	(1,353)
Vessel operating expenses	(16,813)	(11,909)	(15,722)	(11,350)
General and administrative expenses	(1,951)	(387)	(278)	(54)
Management fees	(3,566)	(2,737)	(2,638)	(2,529)
Depreciation	(17,822)	(13,579)	(13,616)	(13,579)
Dry-docking and special survey costs	-	-	(2,109)	-
Operating income	$64,663	$55,381	$39,667	$23,682
Interest income	221	-	1	4
Interest and finance costs	(14,524)	(9,732)	(9,576)	(3,977)
Loss on derivative financial instruments	-	-	(196)	(824)
Other, net	201	(29)	(60)	(65)
Net Income	$50,561	$45,620	$29,836	$18,820
Earnings per Unit (basic and diluted):
Common Unit (basic and diluted)	$1.58	$2.95	$1.37	$0.87
Weighted average number of units outstanding (basic and diluted):
Common units	17,964,288	7,729,521	6,735,000	6,735,000
Cash distributions declared and paid per unit	$1.2946 (2)	$-	$-	$-
Balance Sheet Data:
Total current assets	$14,348	$7,606	$8,981	$3,453
Vessels, net	839,883	453,175	466,754	480,370
Total assets	887,376	488,735	476,275	484,363
Total current liabilities	33,249	14,903	398,434	439,024
Total long term debt, including current portion	575,000	219,585	380,715	402,189
Total partners' equity	297,698	257,699	75,175	45,339
Cash Flow Data:
Net cash provided by operating activities	$76,443	$44,204	$27,902	$28,974
Net cash used in investing activities	(404,530)	-	-	-
Net cash provided by/ (used in) financing activities	334,359	(38,527)	(27,902)	(28,974)
Fleet Data:
Number of vessels at the end of the year	5	3	3	3
Average number of vessels in operation (3)	3.8	3.0	3.0	3.0
Average age of vessels in operation at end of year (years)	5.0	6.4	5.4	4.4
Available days (4)	1,384	1,095	1,056	1,095
Time Charter Equivalent (in US dollars) (5)	$75,733	$76,706	$70,104	$46,753
Fleet utilization (6)	100%	100%	99.5%	99.5%
Other Financial Data:
Adjusted EBITDA (7)	$84,751	$64,749	$55,889	$37,196
_________________________

(1)	Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers.

(2)
Includes a prorated quarterly distribution for the period beginning on November 18, 2013 and ending on December 31, 2013 that was declared on January 31, 2013 and paid on February 14, 2014. The cash distribution for the fourth quarter of 2014 of $0.4225 per unit was approved on January 14, 2014 and paid on February 12, 2015 to all unitholders of record as of February 5, 2015.

(3)
Represents the number of vessels that constituted our Fleet for the relevant year, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(4)
Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or drydockings.

(5)
Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the years ended December 31, 2014, 2013, 2012 and 2011 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available days):

	Year Ended December 31,
	2014	2013	2012	2011
	(In thousands of Dollars)
Voyage revenues	$107,088	$85,679	$77,498	$52,547
Voyage expenses	(2,273)	(1,686)	(3,468)	(1,353)
Time charter equivalent revenues	104,815	83,993	74,030	51,194
Total Available days	1,384	1,095	1,056	1,095
Time charter equivalent (TCE) rate	$75,733	$76,706	$70,104	$46,753
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

(7)
Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items, such as accelerated time charter amortization. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as  investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

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

	Year Ended December 31,
	2014	2013	2012	2011
Reconciliation to Net Income
Net Income	$50,561	$45,620	$29,836	$18,820
Net interest and finance costs (1)	14,303	9,732	9,771	4,797
Depreciation	17,822	13,579	13,616	13,579
Non- recurring expense from accelerated time charter amortization	908	-	-	-
Charter hire amortization and other non-cash revenue adjustments	1,157	(4,182)	2,666	-
Adjusted EBITDA	$84,751	$64,749	$55,889	$37,196
(1) Includes interest and finance costs, net of interest income, and (gain)/ loss on derivative instruments, if any.
B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.	RISK FACTORS
Some of the following risks relate principally to the industry in which we operate and to our business in general.  Other risks relate principally to the securities market and to ownership of our securities, including our common units and our 2019 Notes (defined below).  The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distributions on our common units or required payments on our 2019 Notes or the trading price of our common units and our 2019 Notes.

Risks Relating to Our Partnership
Our Fleet consists of only five LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay the minimum quarterly distribution on our common units.
Our Fleet consists of only five LNG carriers. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the time charter in effect or otherwise, our business, results of operations financial condition and ability to make minimum quarterly distributions to unitholders could be materially adversely affected.
We currently derive all our revenue and cash flow from three charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.
We currently derive all of our revenue and cash flow from three charterers, BG Group, Gazprom and Statoil. For the year ended December 31, 2014, BG Group accounted for 50%, Gazprom accounted for 36% and Statoil accounted for 14% of our total revenue.  All of the charters for our Fleet have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay minimum quarterly distribution to our unitholders.
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
We have entered into, and may enter in the future, contracts, charters, conversion contracts with shipyards, debt agreements with financial institutions and other counterparts, interest rate swaps, foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units.
We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.365 per unit on our common units.  The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:
•	the rates we obtain from our charters;
•	the level of our operating costs, such as the cost of crews and insurance;
•	the continued availability of natural gas production;
•	demand for LNG;

•	supply of LNG carriers;
•	prevailing global and regional economic and political conditions;
•	currency exchange rate fluctuations; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.
In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:
•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring secondhand vessels and complying with regulations;
•	the number of unscheduled off-hire days for our Fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;
•	our debt service requirements and restrictions on distributions contained in our debt instruments;
•	the level of debt we will incur to fund future acquisitions, including the five remaining Optional Vessels that we have the right (but not the obligation) to acquire from our Sponsor, pursuant to the terms and subject to the conditions of the Omnibus Agreement. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions";
•	fluctuations in interest rates;
•	fluctuations in our working capital needs;
•	variable tax rates;
•	our ability to make, and the level of, working capital borrowings; and
•	the amount of any cash reserves established by our Board of Directors.
The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items.  As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our future growth depends on our ability to expand relationships with existing charterers, establish relationships with new charterers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.
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

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including other independent ship owners as well as state-sponsored entities and major energy companies that own and operate LNG carriers and may compete with independent owners by using their fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we have. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years, and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to obtain new time charter contracts on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.
We will be required to make substantial capital expenditures to expand the size of our Fleet.  Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, or by financing or re-financing our existing vessels, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted.
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
As of December 31, 2014, we had total outstanding long-term debt of $575.0 million consisting of amounts outstanding under our $340 Million Senior Secured Revolving Credit Facility that matures in March 2021, or our 2014 Senior Credit Facility, and our 6.25% 2019 Notes due October 30, 2019, or our 2019 Notes. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.

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
We may be unable to comply with covenants in our debt agreements or any future financial obligations that impose operating and financial restrictions on us.
Certain of our existing and future debt agreements, which may be secured by mortgages on our vessels, impose and will impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio. In addition, certain of our debt agreements require us to satisfy certain other financial covenants, including maintenance of minimum cash liquidity levels, minimum EBITDA to interest expense, minimum net worth, limitation on total borrowings and market value adjusted leverage.
The operating and financial restrictions contained in our existing and future debt agreements may prohibit or otherwise limit our ability to, among other things:
•	obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes on favorable terms, or at all;
•	make distributions to unitholders when an event of default exists, as applicable;
•	incur additional indebtedness, create liens or issue guarantees;
•	charter our vessels or change the terms of our existing charter agreements;

•	sell, transfer or lease our assets or vessels or the shares of our vessel-owning subsidiaries;
•	make investments and capital expenditures;
•	reduce our partners' capital; and
•	undergo a change in ownership or Manager.
Therefore, we may need to seek permission from our lenders in order to engage in some actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay minimum quarterly distributions on our common units, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
A violation of any of the provisions contained in our existing or future debt agreements may constitute an event of default under such debt agreement, which, unless cured or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our Fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
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
We have entered into management agreements, or the Management Agreements, with our affiliated Manager for the commercial and technical management of our Fleet, including crewing, maintenance and repair. The loss of our Manager's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. In addition, our Manager provides us with significant management, administrative, executive, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us.
Our Sponsor, our General Partner and their respective affiliates own a significant interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.
Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. Our Sponsor owns 610,000 of our common units and all of our subordinated units, representing approximately 43.9% of the outstanding common and subordinated units in aggregate, and our General Partner owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights and therefore may have considerable influence over our actions. The interests of our Sponsor and the members of the Prokopiou Family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.
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
Pursuant to the Omnibus Agreement with our Sponsor and our General Partner, our Sponsor and its affiliates (other than us, and our subsidiaries) generally have agreed not to acquire, own, operate or contract for any LNG carriers acquired or placed under contracts with an initial term of four or more years. The Omnibus Agreement, however, contains significant exceptions which include, among other things, the owning and operating of the Optional Vessels  that may allow our Sponsor or any of its affiliates to compete with us, which could harm our business. Our Sponsor and its affiliates may compete with us, subject to the restrictions contained in the Omnibus Agreement, and could own and operate LNG carriers under charters of four years or more that may compete with our vessels if we do not acquire such vessels when they are offered to us pursuant to the terms of the Omnibus Agreement. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."
Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer, and certain other officers will not devote all of their time to our business, which may hinder our ability to operate successfully.
Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer, and certain other officers, will be involved in other business activities with our Sponsor and its affiliates, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Based solely on the anticipated relative sizes of our Fleet and the fleet owned by our Sponsor and its affiliates over the next twelve months, we estimate that Mr. Lauritzen, Mr. Gregos, and certain other officers may spend a substantial portion of their monthly business time on our business activities and their remaining time on the business of our Sponsor and its affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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
Our Manager, which is wholly-owned by Mr. George Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to the Management Agreements. We currently pay our Manager a fee of $2,652 per day for each vessel for providing our ship owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $4.9 million in connection with the management of our Fleet for the year ended December 31, 2014.
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
We have further entered into an Executive Services Agreement with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2014, we incurred approximately $0.8 million in connection with this agreement.
Pursuant to an administrative services agreement, or the Administrative Services Agreement, our Manager also provides us with certain administrative and support services for which we currently pay a monthly fee of $10,000, plus all related costs and expenses. As of December 31, 2014, we incurred $0.1 million in connection with this agreement.
For a description of our Management Agreements, Executive Services Agreement and Administrative Services Agreement, see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions." The fees and expenses payable pursuant to the Management Agreements, Executive Services Agreement and the Administrative Services Agreement will be payable without regard to our financial condition or results of operations. The payment of fees to could adversely affect our ability to pay cash distributions to our unitholders.

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
•	The unitholders are unable to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our General Partner. Our Sponsor owns 610,000 of our common units and all of our subordinated units, representing approximately 43.9% of the outstanding common and subordinated units.
•	If our General Partner is removed without "cause" during the subordination period and units held by our General Partner and our Sponsor are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our General Partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our General Partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of our General Partner's interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our General Partner liable for actual fraud or willful or wanton misconduct. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our General Partner, so the removal of our General Partner because of the unitholders' dissatisfaction with our General Partner's decisions in this regard would most likely result in the termination of the subordination period.
•	Common unitholders will be entitled to elect only three of the five members of our Board of Directors. Our General Partner in its sole discretion will appoint the remaining two directors.

•	Election of the three directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors will be selected each year. In addition, the directors appointed by our General Partner will serve for terms determined by our General Partner.
•	Our Partnership Agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.
•	Unitholders' voting rights are further restricted by the Partnership Agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.
•	There are no restrictions in our Partnership Agreement on our ability to issue additional equity securities.
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

Our current time charters and our 2014 Senior Credit Facility prevent us from changing our Manager.
Our ability to change our Manager with another affiliated or third-party Manager, is prohibited by provisions in our current time charters with BG Group, Gazprom and Statoil and our 2014 Senior Credit Facility, without the prior consent of BG Group, Gazprom, Statoil and our lenders under our 2014 Senior Credit Facility.  In addition, we cannot assure you that future debt agreements or time charter contracts with our existing or new lenders or charterers, respectively, will not contain similar provisions.
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
Our Manager may be unable to attract, provide and retain key management personnel, which may negatively impact the effectiveness of our management and our results of operation.
Our success depends to a significant extent upon the abilities and the efforts of our executive officers, whose services are provided to us by our Manager pursuant to our Executive Services Agreement. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.
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
As of December 31, 2014, we had total outstanding long-term debt of $575.0 million, of which $325.0 million was exposed to a floating interest rate. In order to manage our current or future exposure to interest rate fluctuations, we may use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2014, we had not entered into interest rate swap agreements to fix the interest rate on our floating rate bank debt. Any future hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.
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
Over the past three years, global LNG demand has continued to rise, but at a slower pace than previously predicted. Preliminary estimates by Drewry Consultants Ltd., or Drewry, suggest that global LNG trade in 2014 was at a level similar to 2013, in part because of supply disruptions.  Continued economic uncertainty and the continued acceleration of unconventional natural gas production could have an adverse effect on our ability to secure future term charters.

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
Due to an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. According to Drewry, during the period from 2007 to February 2015, the global fleet of LNG carriers grew from 250 vessels to 397 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolition. Although the global newbuilding orderbook dropped steeply in 2009, 2010 and 2011, according to Drewry, 34 LNG carrier newbuilding orders were placed in 2012, 39 in 2013 and 49 in 2014. According to Drewry, as of February 28, 2015, the newbuilding orderbook consisted of 125 vessels with a combined capacity of 20.8 million cbm, equivalent to 34.6% of the current global LNG carrier fleet by capacity.  The delivery of these newbuildings will be spread out over 2015 to 2018.
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
We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our Fleet. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our Fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.
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
Our operating expenses and dry-dock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating and dry-docking costs further, which could materially and adversely affect our results of operations.
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
Volatile economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.
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
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of newbuildings (if any) and additional vessels or otherwise take advantage of business opportunities as they arise.
As of the date of this Annual Report, we have not secured any financing in connection with the potential acquisition of the Optional Vessels, since it is uncertain if and when such purchase options will be exercised. Our Sponsor has entered into loan agreements in connection with the five remaining Optional Vessels. In the event we acquire the Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us. Any such novation would be subject to each respective lender's consent.

In addition, volatility and uncertainty concerning current global economic conditions may cause our charterers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our vessels and services and could also result in defaults under our current charters. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or charterers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.
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
Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or OPA, provide for potentially unlimited joint, several, and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the "London Convention."

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
Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the "Kyoto Protocol", a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (MARPOL), and some countries have made voluntary pledges to control the emissions of greenhouse gasses. The IMO has already approved two sets of mandatory requirements to address greenhouse gases from ships: the Energy Efficiency Design Index, or EEDI, and the Ship Energy Efficiency Management plan, or SEEMP. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our vessels and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
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
Because we operate our vessels worldwide in the geographic areas where our charterers do business, our operations may be affected by economic, political and governmental conditions in the countries where our vessels operate, where they are registered, or where our charterers are located. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows. In particular, our vessels frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad as well as transit through the Gulf of Aden and the Strait of Malacca. In addition, we, either directly, or indirectly through our customer Gazprom, an international energy company based in Russia, may be affected by increased political tension in Europe due to Russia's recent annex of Crimea. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.
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
The threat of future terrorist attacks continues to cause uncertainty in the world financial markets and may affect our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. The current turmoil in Iran and the uncertainty surrounding the Strait of Hormuz, as well as tension in Afghanistan, North Korea, Russia and the Ukraine, and the continuing hostilities in the Middle East, may lead to additional acts of terrorism, further regional conflicts and other armed actions around the world, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all or impact the shipyards constructing our Sponsor's LNG carrier newbuildings.
In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea, West Africa and the Gulf of Aden. In 2012,"M/T Smyrni", a vessel managed by an affiliated company, was hijacked by pirates and was released after almost one year in captivity. Although the frequency of sea piracy decreased in 2014 as compared to 2013, incidents of sea piracy continue to occur. A total of 245 incidents of piracy were recorded worldwide in 2014.  Any terrorist attacks targeted at our ships may in the future negatively materially affect our business, financial condition, results of operations and cash flows and could directly impact our vessels or our charterers. We may not be adequately insured to cover losses from these incidents. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.
In addition, LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased ship operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our charterers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business.
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

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action" ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014 and has since extended it until June 30, 2015. Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.
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
The government of a jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our vessels, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our vessels would result in off-hire days under our time charters and may cause us to breach covenants in debt agreements, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.
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

We are a "foreign private issuer" under New York Stock Exchange, or the NYSE, rules, and as such we are entitled to exemption from certain corporate governance standards of the NYSE applicable to domestic companies, and holders of our common units may not have the same protections afforded to unitholders of companies that are subject to all of the NYSE corporate governance requirements.
We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE.
A majority of our directors qualify as independent under the NYSE director independence requirements. However, we cannot assure you that we will continue to maintain an independent board in the future. In addition, we may have one or more non-independent directors serving as committee members on our compensation committee. As a result, non-independent directors may among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Partnership.
Accordingly, in the future holders of our common units may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.
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
The issuance by us of additional common units or other equity securities would have the following effects:
•	our existing unitholders' proportionate ownership interest in us will decrease;

•	the distribution amount payable per unit on our common units may be lower;
•	the relative voting strength of each previously outstanding common unit may be diminished; and
•	the market price of our common units may decline.
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
Tax Risks
In addition to the following risk factors, please see "Item 10. Additional Information—E. Taxation" for a more complete discussion of the material Marshall Islands and United States federal income tax consequences of owning and disposing of our common units.
We may be subject to taxes, which will reduce our cash available for distribution to our unitholders.
We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. Please see "Item 10. Additional Information—E. Taxation"

We may have to pay tax on United States-source income, which would reduce our earnings and cash flow.
Under the U.S. Internal Revenue Code of 1986, as amended, (the "Code") the United States source gross transportation income of a ship-owning or chartering corporation, such as ourselves, generally is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.
Based on advice we received from Seward & Kissel LLP, our United States counsel, we believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2014, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see "Item 10. Additional Information—E. Taxation."

United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States unitholders.
A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of "passive income" or at least 50% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, and on an opinion of our United States counsel, Seward & Kissel LLP, we believe that we were not a PFIC in the year ended December 31, 2014 and will not be a PFIC for any future taxable year. We have received an opinion of our United States counsel in support of this position that concludes that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for the year ended December 31, 2014 and each future year will arise from such time-chartering activities or other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for the year ended December 31, 2014 year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our United States counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.
While Seward & Kissel LLP, our United States counsel, has provided us with an opinion in support of our position, the conclusions reached are not free from doubt, and it is possible that the United States Internal Revenue Service, or the IRS, or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse United States federal income tax consequences.  See "Item 10. Additional Information—E. Taxation" for a more detailed discussion of the United States federal income tax consequences to United States unitholders if we are treated as a PFIC.

ITEM 4.	INFORMATION ON THE PARTNERSHIP
A.	HISTORY AND DEVELOPMENT OF THE PARTNERSHIP
Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 29, 2013 to own, operate, and acquire LNG carriers.  In October 2013, we acquired from our Sponsor three LNG carriers, the Clean Energy, the Ob River and the Clean Force, which we refer to as our Initial Fleet, in exchange for 6,735,000 of our common units and all of our subordinated units.  In November 2013, we completed our underwritten IPO of 8,250,000 common units, together with 4,250,000 common units offered by our Sponsor, at $18.00 per common unit, and in December 2013, the underwriters in the IPO exercised in full their option to purchase an additional 1,875,000 common units from our Sponsor.
In connection with the closing of our IPO, we entered into the following agreements: (i) an Omnibus Agreement with our Sponsor and our General Partner that provided us with the right to purchase seven LNG carrier vessels from our Sponsor, which we refer to as the Optional Vessels, within 24 months of their delivery to our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement; (ii) a $30.0 million revolving credit facility with our Sponsor to be used for general partnership purposes; and (iii) a 262.1 million Senior Secured Revolving Credit Facility, or the 2013 Senior Credit  Facility.
In June 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price.
In June 2014, we completed the acquisition of the Arctic Aurora, an Optional Vessel that is a 2013 built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor for a purchase price of $235.0 million. We funded a portion of the purchase price by refinancing our 2013 Senior Credit Facility with our 2014 Senior Credit Facility.
In September 2014, we completed our underwritten public offering of $250.0 million aggregate principal amount 6.25% Senior Notes due 2019, or our 2019 Notes.  The 2019 Notes commenced trading on the NYSE on December 30, 2014 under the ticker symbol "DLNG 19."
In September 2014, we completed the acquisition of the Yenisei River, an Optional Vessel that is a 2013 built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor for a purchase price of $257.5 million.
In December 2014, we voluntarily transferred the listing of our common units representing limited partnership interests to the NYSE from the Nasdaq Global Select Market, or NASDAQ.  Our common units ceased trading on NASDAQ effective at the close of business on December 29, 2014 and commenced trading on the NYSE on December 30, 2014.  Our common units continue to trade on the NYSE under the ticker symbol "DLNG."

On February 14, 2014, we paid a partial cash distribution for the fourth quarter of 2013 of $0.1746 per unit, prorated from the IPO closing date through December 31, 2013.  This distribution corresponded to a quarterly distribution of $0.365 per outstanding unit, which is consistent with the Partnership's minimum quarterly distribution.  During the period from May 12, 2014 through and including February 12, 2015, we declared and paid total cash distributions of $1.5425 on a per unit basis to all unitholders for each of the four quarters in the year ended December 31, 2014. See "Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Our Cash Distribution Policy."
Our principal executive offices are located at 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674 Greece and our telephone number at that address is 011 30 210 89 17 960.  Our common units trade on the NYSE under the ticker symbol "DLNG" and our 2019 Notes trade on the NYSE under the ticker symbol "DLNG 19."
B.	BUSINESS OVERVIEW
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies such as BG Group, Gazprom and Statoil, providing us with the benefits of stable cash flows and high utilization rates.  We intend to leverage the reputation, expertise, and relationships of our Sponsor and Dynagas Ltd., our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our charterers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third parties.  There is no guarantee that we will grow the size of our Fleet or the per unit distributions that we intend to pay or that we will be able to make further vessel acquisitions from our Sponsor or third parties.
We believe that we will have the opportunity to grow our business by making additional acquisitions of LNG carriers from our Sponsor or from third parties.  The LNG carriers that comprise our Fleet have an average age of  5.2 years and are under time charters with an average remaining term of 5.0 years, as of March 6, 2015.  Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. George Prokopiou. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

Our Fleet
We currently own and operate a fleet of five LNG carriers, consisting of the three LNG carriers in our Initial Fleet, the Clean Energy, the Ob River and the Clean Force, and two 2013-built Ice Class LNG carriers that we acquired from our Sponsor in 2014, the Arctic Aurora and the Yenisei River, which we refer to collectively as our "Fleet." The vessels in our Fleet are employed under multi-year charters with BG Group, Gazprom and Statoil with an average remaining charter term of approximately 5.0 years, as of March 6, 2015.  All of the vessels in our Fleet other than the Clean Energy have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius.  According to Drewry, only nine LNG carriers, representing 2.25% of the LNG vessels in the global LNG fleet, have an Ice Class 1A designation or equivalent rating. Moreover, we are the only company in the world that is currently transiting the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, with LNG carriers. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.

We believe that the key characteristics of each of the vessels in our Fleet include the following:

•	optimal sizing with a carrying capacity of between approximately 150,000 and 155,000 cbm (which is a medium- to large-size class of LNG carrier) that maximizes operational flexibility as such vessel is compatible with most existing LNG terminals around the world;
•	the vessels in our Fleet consist of two series of sister vessels, which are vessels built at the same shipyard, HHI, that share (i) a near-identical hull and superstructure layout, (ii) similar displacement, and (iii) roughly comparable features and equipment;
•	utilization of a membrane containment system that uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and that uses the vessel's hull to directly support the pressure of the LNG cargo, which we refer to as a "membrane containment system" (see "—The International Liquefied Natural Gas (LNG) Shipping Industry—The LNG Fleet" for a description of the types of LNG containment systems); and

•	double-hull construction, based on the current LNG shipping industry standard.

According to Drewry, there are only 39 LNG carriers currently in operation, including the vessels in our Fleet, with a carrying capacity of between 149,000 and 155,000 cbm and a membrane containment system, and a total of 125 LNG carriers on order of which 7 are being constructed with these specifications.

The following table sets forth additional information about our Fleet as of March 6, 2015:

Vessel Name	Shipyard	Year Built	Capacity (cbm)	Ice Class	Flag State	Charterer	Charter Commencement Date	Earliest Charter Expiration	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	HHI	2007	149,700	No	Marshall Islands	BG Group	February 2012	April 2017	August 2020(1)

Ob River	HHI	2007	149,700	Yes	Marshall Islands	Gazprom	September 2012	September 2017	May 2018(2)

Clean Force	HHI	2008	149,700	Yes	Marshall Islands	BG Group Gazprom	October 2010 Expected July 2015	June 2015 June 2028	July 2015(3) August 2028(4)

Arctic Aurora	HHI	2013	155,000	Yes	Malta	Statoil	August 2013	July 2018	Renewal Options(5)
Yenisei River	HHI	2013	155,000	Yes	Marshall Islands	Gazprom	July 2013	July 2018	August 2018

*	As used in this Annual Report, "HHI" refers to Hyundai Heavy Industries Co. Ltd., the shipyard where the ships in our Fleet are built.
(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before January 2016.
(2)	Gazprom has the option to extend the duration of the charter until May 2018 on identical terms, upon notice to us before March 2017.
(3)	On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013.
(4)
In anticipation of entering a new contract, we agreed with BG Group, at no cost to us, to amend the expiration date of the existing charter, which changed the vessel redelivery date from the third quarter of 2016 to end of the second quarter of 2015 or beginning of the third quarter of 2015.  On April 17, 2014, we entered into a new 13-year time-charter contract with Gazprom.  The new Gazprom charter is expected to commence in July 2015 shortly after the early expiration of the current charter with BG Group at a rate in excess of the current time charter rate under the BG Group charter.

(5)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.

The Optional Vessels

The Optional Vessels currently consist of five fully winterized newbuilding LNG carriers, two of which have been contracted to operate under multi-year charters with Gazprom and Cheniere. Each of the five newbuilds has or is expected to have upon their delivery the Ice Class designation, or its equivalent, for hull and machinery.  One of these vessels was delivered to our Sponsor in 2013, two of these vessels were delivered to our Sponsor in 2014, and the remaining two vessels are scheduled to be delivered to our Sponsor by the second quarter of 2015.  The vessel delivered in 2013 is a sister-vessel with vessels in our Fleet and the four other vessels each with a carrying capacity of 162,000 cbm are sister-vessels.  In the event we acquire the Optional Vessels in the future, we believe the staggered delivery dates of these newbuilding LNG carriers will facilitate a smooth integration of the vessels into our Fleet, contributing to our annual Fleet growth through 2017.

The Optional Vessels are compatible with a wide range of LNG terminals, providing charterers with the flexibility to trade the vessels worldwide. Each vessel is equipped with a membrane containment system. The compact and efficient utilization of the hull structure reduces the required principal dimensions of the vessel compared to earlier LNG designs and results in higher fuel efficiency and smaller quantities of LNG required for cooling down vessels' tanks. In addition, the Optional Vessels will be equipped with a tri-fuel diesel electric propulsion system, which is expected to reduce both fuel costs and emissions.
The following table provides certain information about the Optional Vessels as of March 6, 2015.

Vessel Name / Hull Number	Shipyard	Delivery Date / Expected Delivery Date	Capacity Cbm	Ice Class	Sister Vessels	Charter Commencement	Charterer	Earliest Charter Expiration	Latest Charter Expiration
Lena River(1)	HHI	Q4-2013	155,000	Yes	B	Q4 2013	Gazprom	Q4 2018	Q4 2018
Clean Ocean(1)	HHI	Q2-2014	162,000	Yes	C	Q2 2015	Cheniere	Q2 2020	Q3 2022
Clean Planet(1)	HHI	Q3-2014	162,000	Yes	C
Hull 2566	HHI	Q1-2015	162,000	Yes	C
Hull 2567	HHI	Q2-2015	162,000	Yes	C

(1)
In October 2013, our Sponsor took delivery of the Lena River, which was subsequently delivered to its charterer. In June 2014, our Sponsor took delivery of the Clean Ocean. In August 2014, our Sponsor took delivery of the Clean Planet.

Rights to Purchase Optional Vessels

We have the right to purchase the Optional Vessels from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. These purchase rights expire 24 months following the respective delivery of each Optional Vessel from the shipyard. If we are unable to agree with our Sponsor on the purchase price of any of the Optional Vessels, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase each vessel at such price. The independent appraiser will be mutually appointed by our Sponsor and a committee comprised of certain of our independent directors, or the conflicts committee. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions" for information on how the purchase price is calculated.

The purchase price of the Optional Vessels, as finally determined by an independent appraiser, may be an amount that is greater than what we are able or willing to pay or we may be unwilling to proceed to purchase such vessel if such acquisition would not be in our best interests. We will not be obligated to purchase the Optional Vessels at the determined price, and, accordingly, we may not complete the purchase of such vessels, which may have an adverse effect on our expected plans for growth. In addition, our ability to purchase the Optional Vessels, should we exercise our right to purchase such vessels, is dependent on our ability to obtain additional financing to fund all or a portion of the acquisition costs of these vessels.
In 2014, we acquired the Arctic Aurora and the Yenisei River from our Sponsor, both of which were Optional Vessels.  As of the date of this report, we have not secured any financing in connection with the potential acquisition of the five remaining Optional Vessels.
Our Sponsor has entered into loan agreements in connection with the five remaining Optional Vessels.  In the event we acquire the Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us. Any such novation would be subject to each respective lender's consent.  Please see "Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected."

Our Chartering Strategy and Charterers
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

The Clean Energy and the Clean Force are currently chartered to BG Group under time charter contracts with an average remaining term of approximately 1.2 years and a contractual backlog of $72.5 million, in aggregate, based on the earliest redelivery permitted under our charters as of March 6, 2015. BG Group engages in exploration and production of gas and oil reserves, export, shipping and import of LNG, pipeline transmission and distribution of gas, and various gas-powered electricity generation projects. BG Group operates in 23 countries on five continents. BG Group operates in the Atlantic Basin, with liquefaction and/or regasification activities on stream or in development in Chile, Egypt, Italy, Nigeria, the United Kingdom and the United States.
The Ob River and the Yenisei River are currently chartered to Gazprom under time charter contracts with an average remaining term of approximately 3.0 years and a contractual backlog of $185.4 million, in aggregate, based on the earliest redelivery permitted under our charters as of March 6, 2015. On April 17, 2014, we entered into a new 13-year time-charter contract with Gazprom with respect to the Clean Force which is expected to commence in July 2015 shortly after the early expiration of the current charter with BG Group. Including the Clean Force time charter the average remaining term and contractual backlog of our time charters with Gazprom is approximately 6.3 years and $496.6 million, respectively.  Gazprom is a global energy company focused on geological exploration, production, transportation, storage, processing and marketing of gas and other hydrocarbons as well as electric power and heat energy production and distribution. Gazprom possesses the world's largest natural gas reserves estimated by Gazprom at 35 trillion cubic meters.
The Arctic Aurora is currently chartered to Statoil under a time charter contract with an average remaining term of approximately 3.5 years and a contractual backlog of $95.5 million based on the earliest redelivery permitted under this charter as of March 6, 2015.
In the year ended December 31, 2014, we received all of our revenues from three charterers, which individually accounted for 50%, 36% and 14% of our revenues, respectively, as compared to two in the same period in 2013 which individually accounted for 61% and 39% respectively, of our revenues in 2013.
Related Party Transactions
For a description of our Management Agreements, Administrative Services Agreement and Executive Services Agreement, please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

The International Liquefied Natural Gas (LNG) Shipping Industry
Overview of Natural Gas Market
Natural gas is one of the key sources of global energy, the others including oil, coal and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel, and it is the only fossil fuel for which the International Energy Agency (IEA) expects demand to grow in the future. Since the early 1970s, natural gas' share of total global primary energy consumption has risen from 18% in 1970 to just less than 24% in 2013, the latest year for which data is available.

Natural Gas Share of Primary Energy Consumption: 1970-2013
(% – Based On Million Tonnes Oil Equivalent)

26
24
22
20
18
16
14
12
10
1970
1980
1990
2000
2010
2012
2013

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

Natural gas is used principally in power generation (electricity) and for heating. It is an abundant energy source, with worldwide reserves estimated at 186 trillion cubic metres, which is enough for 55 years of supply at current rates of consumption. Over the past decade, global LNG demand has risen over 2.6% per annum, with growth of over 6% per annum in the Middle East, Africa and Asia-Pacific.
In the last decade a large part of the growth in natural gas consumption has been accounted for by countries, in Asia and the Middle East, where gas consumption more than doubled between 2003 and 2013.
World Natural Gas Consumption: 1970-2013
(Million Tons Oil Equivalent)

3,500
3,000
2,500
2,000
1,500
1,000
500
0
1970
1980
1990
2000
2006
2007
2008
2009
2010
2011
2012
2013
North America
Latin America
Europe & Eurasia
Middle East
Africa
Asia-Pacific

Source: Industry sources, Drewry

The IEA has reported that global reserves of natural gas are large enough to accommodate rapid expansion of gas demand for several decades. Gas reserves and production are widely geographically spread and the geographical disparity between areas of production and areas of consumption has been the principal stimulus of international trade in gas.

World Natural Gas Production: 1970-2013
(Million Tons Oil Equivalent)

3,500
3,000
2,500
2,000
1,500
1,000
500
0
1970
1980
1990
2000
2006
2007
2008
2009
2010
2011
2012
2013
North America
Latin America
Europe & Eurasia
Middle East
Africa
Asia-Pacific

Source: Industry sources, Drewry

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

Natural Gas Prices: 2005-2015
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
LNG Supply
During 2013 and 2014 considerable investments were made in LNG productive capacity. Approximately 129 million tons of new LNG productive capacity was under construction in February 2015. In addition, firm plans have been announced for another 209 million tons of new LNG production capacity. There are also another 309 million tons of potential LNG productive capacity for which no confirmed plans exist.

The LNG Supply Chain

Source: Drewry
World LNG Production Capacity – February 2015
(Million Tons Per Annum)

350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Current
Under Construction
Planned
Speculative
Africa
Asia / Australasia
Europe
FSU
Latin America
Middle East
North America

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
In the last decade, more countries have entered the LNG exportation market. In 2013, there were 20 producers and exporters of LNG compared with just 12 in 2002. As a result, world trade in LNG has risen from 109 million tons in 2002 to 238 million tons in 2013, the last year for which full data is available.

LNG Exports: 2002-2013
(Million Tons)

300.0
250.0
200.0
150.0
100.0
50.0
0.0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

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

LNG Demand
In tandem with the growth in the number of LNG suppliers there has been a corresponding increase in the number of importers. In 2000 there were just 10 countries importing LNG, but by 2013 this number had increased to 28.
LNG imports by country between 2003 and 2013 are shown in the table below. Despite diversification in the number of importers, Japan, and to a lesser extent South Korea, provide the backbone of LNG trades, collectively accounting for 53% of total LNG imports. Elsewhere, there has been strong growth in European imports, as LNG has provided a source of gas supplies during periods of high winter demand.
LNG Imports by Country 2003-2013
(Million Tons)

Importer	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Argentina						0.3	0.7	1.3	3.2	3.4	5.1
Belgium	2.3	2.1	2.2	3.1	2.3	2.1	4.8	4.7	4.8	3.3	1.9
Brazil							0.3	2.0	0.8	2.5	4.1
Canada							0.7	1.5	2.4	1.3	0.8
Chile							0.5	2.2	2.8	3.0	3.0
China				0.7	2.8	3.2	5.6	9.3	12.1	14.6	18.3
Dom. Rep.	0.2	0.1	0.2	0.2	0.3	0.3	0.4	0.6	0.7	0.9	1.2
France	7.2	5.6	9.4	10.1	9.5	9.2	9.5	10.2	10.6	7.5	6.4
Greece	0.4	0.4	0.3	0.4	0.6	0.7	0.5	0.9	0.9	0.7	0.5
India		1.9	4.4	5.8	7.3	7.9	9.2	8.9	12.5	15.0	12.8
Israel											0.4
Italy	4.0	4.3	1.8	2.3	1.8	1.1	2.1	6.6	6.4	5.2	4.0
Japan	58.2	56.2	55.7	59.8	64.8	67.3	62.7	68.2	78.1	86.7	87.0
Kuwait							0.7	2.0	2.3	2.0	1.6
Malaysia										0.1	1.5
Mexico				0.7	1.6	2.6	2.6	4.2	3.0	3.5	5.7
Netherlands									0.6	0.6	0.6
Portugal	0.6	1.0	1.2	1.4	1.7	1.9	2.1	2.2	2.2	1.5	1.8
Puerto Rico	0.5	0.5	0.5	0.5	0.5	0.6	0.6	0.6	0.5	1.0	1.3
South Korea	19.1	21.8	22.2	24.9	25.1	26.7	25.1	32.4	36.0	35.9	39.6
Spain	11.0	12.8	16.0	17.8	17.7	21.0	19.7	20.1	17.6	15.1	10.9
Singapore											0.9
Taiwan	5.5	6.7	7.0	7.4	8.0	8.8	8.6	10.9	11.9	11.7	12.6
Thailand									0.7	1.0	1.5
Turkey	3.6	3.1	3.6	4.2	4.4	3.9	4.2	5.8	4.5	5.7	4.4
UAE								0.1	1.0	1.0	1.1
UK			0.4	2.6	1.1	0.8	7.5	13.6	18.5	10.0	6.8
USA	10.5	13.5	13.0	12.1	15.9	7.3	9.3	8.9	7.3	3.7	2.0
World Total	123.3	129.9	137.8	154.1	165.3	165.6	177.2	217.3	241.5	236.8	237.7

Source: Drewry

Chinese imports of LNG commenced in 2006 and have risen rapidly. The Chinese government has a stated target to double the share of gas in total Chinese energy demand by 2015. To support this objective imports of LNG have risen from less than 1 million tons in 2006 to 18.3 million tons in 2013.
Further expansion of regasification and terminal import infrastructure which is now underway will support the continued growth in Chinese LNG imports. China is not dissimilar from the U.S. in that it has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies. As such, this will create an opportunity for imported LNG. Monthly trends in LNG imports among Asian importers between January 2000 and January 2015 are shown in the chart below.
Asian LNG Imports: 2000-2015
(Tons)

18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Jan 00
Jan 01
Jan 02
Jan 03
Jan 04
Jan 05
Jan 06
Jan 07
Jan 08
Jan 09
Jan 10
Jan 11
Jan 12
Jan 13
Jan 14
Jan 15
Japan
South Korea
Taiwan
China

Source: Drewry

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
International trade in natural gas more than doubled between 2000 and 2013, with LNG trade rising by 137%. As a result, LNG captured a growing share of international gas trade, with key drivers of this growth being the diversification of consumers, flexibility among producers, cost efficient transport and access to competitively priced gas.

World Natural Gas Trade 1990-2013
(Billion Cubic Metres)

1200
1000
800
600
400
200
0
72
92
137
211
226
226
243
301
331
324
325
236
296
389
537
550
587
634
686
695
697
711
1990
1995
2000
2006
2007
2008
2009
2010
2011
2012
2013
Pipeline
LNG

Source: Drewry

LNG Shipping Routes
Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2014, the principal trade routes for LNG shipping included: the South Pacific (Indonesia, Malaysia, Australia and Brunei) and the Middle East (Qatar, Oman and the UAE) to the North Pacific (Japan, South Korea, Taiwan and increasingly China), North Africa and Nigeria to Europe and the U.S., and Trinidad to the U.S., South America and Europe.
One important result of the geographical shifts in LNG production and consumption is that demand for shipping services, expressed in terms of ton miles, has grown much faster that the underlying increase in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and discharge port on each voyage.
LNG Seaborne Trade 2003-2013

387
422
431
514
598
645
700
889
1,044
1,045
1,064
123
130
138
154
165
165
177
222
242
237
238
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Million Tonnes
Trillion Tonne Miles

Source: Drewry

Between 2003 and 2013, total demand for LNG shipping services, expressed in terms of ton miles, increased by 175%. As result of geographical shifts in the pattern of trade and growth in longer haul movements, average voyage distances also increased from just under 3,150 miles in 2003 to 4,470 miles in 2013.

LNG Trades Requiring Ice Class Tonnage
Ice Class Vessel Classifications
Ice class is assigned where a ship is strengthened to navigate in specific ice conditions. Ice class vessels are governed by different ice class rules and regulations depending on their area of operations.
Baltic Sea
•	Bay and Gulf of Bothnia, Gulf of Finland—Finnish-Swedish Ice Class Rules (FSICR)
•	Gulf of Finland (Russia territorial waters)—Russian Maritime Register (RMR) Ice Class Rules
Arctic Ocean
•	Barents, Kara, Laptev, East Siberian and Chukchi Seas—Russian Maritime Register (RMR) Ice Class Rules
•	Beaufort Sea, Baffin Bay, etc.—Canadian Arctic Shipping Pollution Prevention Rules (CASPPR)
•	RMR Ice Class Rules
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
Ice Class LNG Fleet
The number of ships in the international LNG fleet with an ice class standard is very low. As of February 2015, there were only 9 LNG carriers with Ice Class 1A standard in operation and a further 2 vessels with Ice Class 1A on order. The only company to date that has experience with and performed NSR transits with LNG carriers is Dynagas Ltd.
Northern Sea Route
Currently there are two major cargo flows that dominate the NSR: oil and gas exports and the export of minerals, in particular coal and ore. The demand for shipping these commodities in the region has been increasing in recent years, driven by several key factors:
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

Northern Sea Route

Source: Drewry

As a result, the NSR has experienced exponential growth in trade volumes in the last three years. The table below illustrates this development. The year 2013 set a record both in the number of vessels and in the amount of cargoes registered on this route, although provisional data suggests that traffic levels dropped in 2014.
Northern Sea Route—Seaborne Traffic

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
The cargo capacity of an LNG carrier is measured in cubic meters (cbm). As of February 2015, the worldwide fleet totaled 397 ships with a combined capacity of 60.1 million cbm. The breakdown of the fleet by vessel size is shown below.
The LNG Fleet by Vessel Size: February 2015
Source: Drewry

Within the current fleet there are only 9 vessels with ice class 1A certification, making these ships a niche part of the market.
The age profile of the existing fleet as of February 2015 is shown below. The average age of all LNG carriers in service is 11.0 years, with fleet age generally increasing as ship size decreases.

LNG Fleet Age Profile: February 2015
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

LNG Carrier Newbuilding Prices: 2003-2015(1)
(End Period - U.S.$ Million)

240
220
200
180
160
140
120
100
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

(1) February 2015
Source: Drewry

Prices for larger sized LNG carriers of 210-220,000 cbm were around $215 million when first ordered in late 2004 and increased to $235 million in the summer of 2005.
Newbuilding prices reached an all-time high mark of $250 million around mid-2008, influenced by a number of factors, including the declining dollar exchange rate, easy availability of finance, high steel prices and tight shipbuilding capacity. However, newbuilding prices then fell in the wake of little new ordering in the period 2008-2011.  A small rise occurred in 2012, but since then prices have been quite flat. In February 2015 the newbuilding price for a 150-160,000 cbm ship was assessed at just over US$200 million.
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

In 1996, the International Convention on Liability and Compensation for Damages in Connection with the Carriage of Hazardous and Noxious Substances by Sea (HNS) was adopted and subsequently amended by the 2010 Protocol.  The HNS Convention introduces strict liability for the shipowner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. HNS includes, among other things, liquefied natural gas.  However, the HNS Convention lacked the ratifications required to come into force.  In April 2010, a consensus at the Diplomatic Conference convened by the IMO adopted the 2010 Protocol.  Under the 2010 Protocol, if damage is caused by bulk HNS, compensation would first be sought from the shipowner.  The 2010 Protocol has not yet entered into effect.  It will enter into force eighteen months after the date on which certain consent and administrative requirements are satisfied.  While a majority of the necessary number of states has indicated their consent to be bound by the 2010 Protocol, the required minimum has not been met.
The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (or STCW) also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance. May 2012 SOLAS amendments entered into force as of January 1, 2014. Additionally, May 2013 SOLAS amendments, pertaining to emergency drills, entered into force in January 2015.
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

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.
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
Air Emissions
In September 1997, the IMO adopted MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution" (or Annex VI) to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It applies to all ships, fixed and floating drilling rigs and other floating platforms and sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, and prohibits deliberate emissions of ozone depleting substances, such as chlorofluoro carbons. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Prevention Certificate (or an IAPP Certificate). Annex VI has been ratified by some but not all IMO member states. Annex VI came into force in the United States on January 8, 2009, and the U.S. Coast Guard issues IAPP Certificates. All the vessels in our Fleet have been issued with IAPP Certificates.

On July 1, 2010 amendments to Annex VI to the MARPOL Convention that require progressively stricter limitations on sulfur emissions from ships proposed by the United States, Norway and other IMO member states took effect. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. However, in Emission Control Areas (or ECAs), limitations on sulfur emissions require that fuels contain no more than 1% sulfur and was further reduced to 0.1% as of January 1, 2015. For example, in August 2012, the North American ECA became enforceable. The Baltic Sea and the North Sea have also been designated ECAs. The North American ECA includes areas subject to the exclusive sovereignty of the United States and Canada. Consequently, in August 2012, when the North American ECA became effective, the sulfur limit in marine fuel was capped at 1%, which is the capped amount for all other ECA areas since July 1, 2010. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Further, the European directive 2005/33/EC, which became effective January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being arranged to burn gas only in their boilers when alongside. Marine Gas Oil and Low Sulfur Marine Gas Oil, or MGO and LSMGO, respectively, have been purchased as the only fuel for the Diesel Generators.
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
Oil Pollution Act and CERCLA
The U.S. Oil Pollution Act of 1990 (OPA 90) established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

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

The United States Environmental Protection Agency (EPA) regulates the discharge of ballast water, bilge water, and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (or VGP) incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices (or BMPs) designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013 the EPA re-issued the VGP for another five years, which took effect December 19, 2013. The 2013 VGP contains ballast water discharge standards for most vessels that now contain numeric limits. EPA is also planning to finalize the VGP for small vessels- the VGP but the final rule has not yet been issued.
National Aquatic Invasive Species Act
The National Invasive Species Act (or NISA) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures.  Vessels not complying with these regulations are restricted from entering U.S. waters.  The U.S. Coast Guard must approve any technology before it is placed on a vessel but has not yet approved the technology for vessels to meet these standards.  Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

The Coast Guard's revised regulations on ballast water management by establishing standards are consistent with those adopted by the IMO in 2004. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply with these standards and some existing ships must comply by their first dry dock after January 1, 2014. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. Compliance with these regulations will require us to incur additional costs and other measures that may be significant.
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

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010.
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
Regulation of Greenhouse Gas Emissions
In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member stated by 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.

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
We were formed on May 29, 2013 as a Marshall Islands limited partnership. We own (i) a 100% limited partner interest in Dynagas Operating LP, which owns a 100% interest in our Fleet through intermediate holding companies and (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC.
Please see Exhibit 8.1 to this Annual Report for a list of our current subsidiaries.
D.	PROPERTY, PLANT AND EQUIPMENT
For a description of our Fleet, please see "Item 4. Information on the Partnership—B. Business Overview—Our Fleet."
ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Historical Consolidated Financial and Operating Data" and the accompanying audited consolidated financial statements and the related notes included in "Item 18. Financial Statements" of this Annual Report. Amounts relating to percentage variations in period—on—period comparisons shown in this section are derived from the actual numbers in our books and records. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. See "Item 3. Key Information—D. Risk Factors" and the section entitled "Forward-Looking Statements" at the beginning of this Annual Report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.
A.	RESULTS OF OPERATIONS
Overview
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies such as BG Group, Gazprom and Statoil, providing us with the benefits of stable cash flows and high utilization rates.  We intend to leverage the reputation, expertise, and relationships of our Sponsor and Dynagas Ltd., our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our charterers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third parties. There is no guarantee that we will grow the size of our Fleet or the per unit distributions that we intend to pay or that we will be able to make further vessel acquisitions from our Sponsor or third parties.

On October 29, 2013, we acquired from our Sponsor the three LNG carriers comprising our Initial Fleet, the Clean Energy, the Ob River and the Clean Force, in exchange for 6,735,000 of our common units and all of our subordinated units.
On November 18, 2013, we completed our underwritten IPO of 8,250,000 common units, together with 4,250,000 common units offered by our Sponsor, at $18.00 per common unit, and in December 2013, the underwriters in the IPO exercised in full their option to purchase an additional 1,875,000 common units from our Sponsor.

In connection with the closing of our IPO, we entered into the following agreements: (i) an Omnibus Agreement with our Sponsor and our General Partner that provides us with the right to purchase up to seven LNG carrier vessels from our Sponsor, of which five are currently remaining, which we refer to as the Optional Vessels, within 24 months of their delivery to our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement; (ii) a $30 million revolving credit facility with our Sponsor to be used for general partnership purposes; and (iii) the 2013 Senior Credit Facility.
On June 11, 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same public offering price. The proceeds of the offering were used to finance a portion of the purchase price of the Arctic Aurora, which was an Optional Vessel acquired by us in June 2014.
On June 19, 2014, we entered into our 2014 Senior Credit Facility to refinance all of our outstanding indebtedness at that time under our 2013 Senior Secured Credit Facility and to fund the balance of the purchase price for the Arctic Aurora and the related charter.
On September 15, 2014, we completed our underwritten public offering of our 2019 Notes. The proceeds of the offering were used to finance a majority of the purchase price of the Yenisei River, which was an Optional Vessel that was acquired by us in September 2014.
As of March 6, 2015 and December 31, 2014, we had available borrowing capacity of $30.0 million, under our credit facilities. See "—Liquidity and Capital Resources."
The LNG carriers that comprise our Fleet have an average age of 5.2 years and are under time charters with an average remaining term of 5.0 years, as of March 6, 2015.  Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. George Prokopiou.  See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."
On February 14, 2014, we paid a partial cash distribution for the fourth quarter of 2013 of $0.1746 per unit, prorated from the IPO closing date through December 31, 2013.  This distribution corresponded to a quarterly distribution of $0.365 per outstanding unit, which is consistent with the Partnership's minimum quarterly distribution.  On May 12, 2014, we paid a cash distribution for the first quarter of 2014 of $0.365 per unit to all unitholders of record as of May 5, 2014.  On August 12, 2014, we paid a cash distribution for the second quarter of 2014 of $0.365 per unit to all unitholders of record as of August 5, 2014. On November 12, 2014, we paid a cash distribution for the third quarter of 2014 of $0.39 per unit to all unitholders of record as of November 5, 2014.  On February 12, 2015, we paid a cash distribution for the fourth quarter of 2014 of $0.4225 per unit to all unitholders of record as of February 5, 2015.

Our Charters

We principally deploy our vessels on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. We have secured multi-year fixed rate time charter contracts for the five LNG carriers in our Fleet. The following table summarizes our current time charters for the vessels in our Fleet and the expirations and extension options, as of March 6, 2015:

Vessel Name	Charterer	Contract Backlog (in millions)	Charter Commencement Date	Earliest Charter Expiration Date	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	BG Group	$65.5	February 2012	April 2017	August 2020(1)
Ob River	Gazprom	$79.9	September 2012	September 2017	May 2018(2)
Clean Force	BG Group	$7.1	October 2010	June 2015	July 2015(3)
	Gazprom	$311.1	Expected July 2015	June 2028	August 2028(4)
Arctic Aurora	Statoil	$95.5	August 2013	July 2018	Renewal Options(5)
Yenisei River	Gazprom	$105.5	July 2013	July 2018	August 2018

(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before January 2016.
(2)	Gazprom has the option to extend the duration of the charter until May 2018 on identical terms, upon notice to us before March 2017.
(3)	On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013.
(4)
In anticipation of entering a new contract, we agreed with BG Group, at no cost to us, to amend the expiration date of the existing charter, which changed the vessel redelivery date from the third quarter of 2016 to end of the second quarter of 2015 or beginning of the third quarter of 2015. On April 17, 2014, we entered into a new 13 year time-charter contract with Gazprom. The new Gazprom charter is expected to commence in July 2015 shortly after the early expiration of the current charter with BG Group at a rate in excess of the current time charter rate under the BG Group charter.

(5)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our Fleet as of March 6, 2015, assuming the earliest redelivery dates possible under our charters and assuming charterers do not exercise any options to extend the time charters of the vessels in our Fleet.

	2015	2016	2017
No. of Vessels whose contracts expire	—	—	2
Contracted Time Charter Revenues (in millions of U.S. Dollars)	$119.7	$147.1	$115.8
Contracted Days	1,500	1,830	1,463
Available Days	1,500	1,830	1,781	(2)
Contracted/Available Days	100%	100%	82%

(1)
Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our LNG carrier charters and (b) no exercise of any option to extend the terms of those charters except for the option regarding the Clean Force exercised on January 2, 2013.

(2)	Reflects 22 scheduled drydocking days for each of the Clean Energy and the Ob River in 2017.

Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults by charterers. Further, these expected revenues may also be affected with unscheduled off-hire days for reasons such as unscheduled repairs, including off-hires for unscheduled vessel upgrades, drydockings or special or intermediate surveys. For these reasons, the contracted charter revenue information presented is an estimate and should not be relied upon as being necessarily indicative of future results. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

In the year ended December 31, 2014, we received all of our revenues from three charterers, which individually accounted for 50%, 36% and 14%, respectively. In the year ended December 31, 2013, we received all of our revenues from two charterers, which individually accounted for 61% and 39% of our revenues.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Number of Vessels in Our Fleet. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;

•	Charter Rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. The vessels in our Fleet are currently employed under multiyear time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to recharter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•	Utilization of Our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. In each of the years ended December 31, 2014 and 2013, our Fleet utilization was 100%. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our Fleet changes, our financial results would be affected;
•	The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

•	The timely delivery of the Optional Vessels (two of which are currently under construction, one of which was delivered in 2013 and two of which were delivered in 2014) to our Sponsor and our ability to exercise the options to purchase the five remaining Optional Vessels;
•	The timely delivery of the vessels we may acquire in the future;
•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterer's obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our management agreements;

•	Our ability to obtain acceptable debt financing to fund our capital commitments;

•	The ability of our Sponsor to fund its capital commitments and take delivery of the Optional Vessels under construction;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;

•	Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;
•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense and the timing of required payments of principal;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer's right for early termination of the charters under certain circumstances;
•	Performance of our counterparties and our charterer's ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.

See "Item 3. Key Information—D. Risk Factors" for a discussion of certain risks inherent in our business.

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

Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses and agency fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us. All voyage expenses are expensed as incurred. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on charters with initial terms of less than two years due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. These commissions do not include the fees we pay to our Manager, which are described below under "—Management Fees."
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
Dry-docking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels at least every 60 months until the vessel is 15 years old, after which dry-docking takes place at least every 30 months thereafter as required for the renewal of certifications required by classification societies. Special survey and dry-docking costs (mainly shipyard costs, paints and class renewal expense) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. The three vessels in our Initial Fleet completed their scheduled special survey and dry-docking repairs in 2012. The next scheduled special survey and drydocking repairs for the vessels in our Fleet are due in 2017 and 2018.
Depreciation. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of the LNG carriers in our Fleet to be 35 years from their initial delivery from the shipyard, consistent with LNG industry practice. Vessel residual value is estimated based on historical market trends and represents Management's best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry; however they required more discretion since there is a lack of historical references in scrap prices of similar types of vessels.
Interest and Finance Costs. We incur interest expense on outstanding indebtedness under our existing debt agreements which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing debt agreements, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities, please see "—Our Borrowing Activities."

Vessel Lives and Impairment. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals as considered necessary. Since our inception, there were no events or changes in circumstances indicating that the carrying amount of the vessels may not be recoverable and, accordingly, no impairment loss was recorded in any of the years ended December 31, 2014 and 2013.

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
We review vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset's carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated charter rate for the unfixed days. If the estimated future undiscounted cash flows of an asset exceed the asset's carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset's carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Historically, there was no indication of impairment for any of the five vessels in our Fleet.

We determine the fair value of our vessels based on our estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2014 and 2013, the aggregate charter-free market value of our vessels substantially exceeded their aggregate carrying value as of the same date. We employ our LNG carriers on fixed-rate charters with major companies. These charters typically have original terms of two or more years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing and future charters.
Depreciation on our LNG carriers is calculated using an estimated useful life of 35 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our LNG carriers takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated hire rates are based on rates under existing vessel charters and an estimated charter rate for the unfixed periods. Our estimates of vessel utilization, including estimated off-hire time are based on historical experience of trading our vessels and our projections of future chartering prospects. Our estimates of operating expenses and dry-docking expenditures are based on our historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are based on our estimation over our vessels sale price at the end of their useful life, being a product of a vessel's lightweight tonnage and an estimated scrap rate and the estimated resale price of certain equipment and material. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.
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

The table set forth below indicates the carrying value of each of our vessels as of December 31, 2014 and 2013.

			Carrying Value (in millions of US dollars)
Vessel	Capacity (cbm)	Year Purchased	December 31, 2014	December 31, 2013
Clean Energy	149,700	2007	$143.1	$147.5
Ob River	149,700	2007	142.9	147.3
Clean Force	149,700	2008	153.6	158.4
Arctic Aurora	155,000	2014	206.7	—
Yenisei River	155,000	2014	193.6	—
TOTAL	759,100		$839.9	$453.2

As of December 31, 2014 and 2013, the Partnership has not identified any indicators of potential impairment to the carrying value of its long-lived assets. As such, the Partnership was not required and did not perform an impairment test. Even if such indicators were present, the market value of each vessel individually and in the aggregate substantially exceeds the respective carrying value of each vessel as of December 31, 2014 and 2013 and no impairment loss would be recorded to the Partnership's consolidated financial statements in any of the years ended December 31, 2014 and 2013. We refer you to the risk factor entitled "Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss" and the discussion herein under the heading "Risks relating to our Partnership."
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

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. Useful economic live of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard. Up to September 30, 2014, we used an average scrap rate of $717 per lightweight ton (or 12% of the initial vessel cost of each vessel), which, effective October 1, 2014, was adjusted to $685 per lightweight ton per LNG carrier.  This assumption is reflective of current and historical market trends and current practice in the LNG industry. The decrease in the estimated scrap rate will increase the total depreciation expense we will record for the remainder of the useful life of each vessel. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections", had a $38,000 impact on our net income for the year ended December 31, 2014 and an immaterial impact on our earnings per common unit, basic and diluted. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Recent Accounting Pronouncements

For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this Annual Report.

Results of Operations

Year ended December 31, 2014 compared to the year ended December 31, 2013

 Time Charter Revenues.  Time charter revenues increased by $21.4 million, or 25.0%, to $107.1 million in the year ended December 31, 2014, compared to $85.7 million for the year ended December 31, 2013. This growth in revenues is the direct result of the increased number of vessels in our Fleet following the acquisitions from our Sponsor in 2014 of the Arctic Aurora and the Yenisei River, which increased charter revenues earned by approximately $23.2 million. This increase was offset by $1.4 million non-cash charges related to accelerated time charter amortization on one of our charters and the decrease in other voyage income by $0.4 million.

Voyage Expenses—including related party. In the year ended December 31, 2014, voyage expenses increased to $2.3 million, compared to $1.7 million for the year ended December 31, 2013, representing an increase of $0.6 million or 34.8%. This increase is almost exclusively attributed to the increase in commissions charged both by affiliated and unaffiliated parties during the year ended December 31, 2014, consistent with our increased charter revenues, as commissions are incurred as revenues are earned.

Vessels' Operating Expenses. Vessels' operating expenses increased by 41.2%, or $4.9 million, to $16.8 million during the year ended December 31, 2014 from $11.9 million during the year ended December 31, 2013. The increase in operating expenses is primarily attributable to the $3.7 million incremental operating costs associated with the Arctic Aurora and the Yenisei River acquisitions in 2014, increase in crew expenses by approximately $0.3 million, increase in stores and spares by approximately $0.6 million and other increases in vessel operational costs.

General and administrative expenses—including related party. General and administrative expenses increased by 404.1%, or $1.6 million, to $2.0 million during the year ended December 31, 2014, from $0.4 million during the year ended December 31, 2013. This increase reflects our operation for a full year as a public company, since our IPO in November 2013. General and administrative expenses are mainly comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors fees as well as other miscellaneous expenditures, essential to conduct our business.

Management Fees.  We incurred an aggregate of $3.6 million, or $2,575 per LNG carrier per day in management fees for the year ended December 31, 2014, compared to an aggregate of $2.7 million, or $2,500 per vessel per day in management fees for the year ended December 31, 2013. The 30.3%, $0.8 million, increase in management fees is attributable by $0.7 million to the increase in the average number of vessels that operated during 2014, compared to 2013, following our Fleet expansion, and by $0.1 million to the annual 3% increase in daily management fees pursuant to our Management Agreements.

Depreciation. Depreciation expense increased by 31.2%, or $4.2 million, to $17.8 million in the year ended December 31, 2014, compared to $13.6 million in the corresponding period in 2013. This increase is primarily attributable to our Fleet expansion in 2014 that increased Fleet ownership days from 1,095 in 2013 to 1,385 in 2014 and at a lesser extent to the decrease in the estimated scrap rate, effective the fourth quarter of 2014, discussed elsewhere in this Annual Report, which increased period's depreciation expense by $38,000.

Interest and Finance Costs. Interest and finance costs increased by 49.2%, to $14.5 million, during the year ended December 31, 2014, from $9.7 million during the year ended December 31, 2013. Interest expense increased by 61.7% to $13.3 million during the year ended December 31, 2014, from $8.2 million during the year ended December 31, 2013. Such increase in debt interest expense is primarily driven by the higher levels of weighted average interest accruing in 2014 on our debt agreements compared to the previous year (indicatively 3.8% in 2014 compared to 2.4% in 2013). Such increase was counterbalanced by the $0.3 million decrease in the amortization and write-off of financing fees, attributable to the full repayment of all loans outstanding at the IPO closing date.

  Interest Income.  Interest income of approximately $0.2 million for the year ended December 31, 2014 primarily arose from our restricted and other cash deposits associated with our debt agreements.

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

Voyage Expenses. The following table sets forth details of our voyage expenses, not including voyage expenses set forth under "Voyage Expenses—related Party" for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Commissions	618	819	(201)	(24.5%)
Bunkers	—	1,361	(1,361)	(100%)
Port Expenses	57	307	(250)	(81.4%)
Voyage Expenses	$675	$2,487	$(1,812)	(72.9%)

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
Voyage Expenses—related party. The following table sets forth details of our voyage expenses charged by our Manager for commercial services. For the years ended December 31, 2013 and 2012 pursuant to the management agreements under which Dynagas Ltd. earned a 1.25% commission on gross time charter income:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Voyage Expenses—related party (commissions)	$1,011	$981	$30	3.1%

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
Drydocking and Special survey costs. The following table sets forth details of our drydocking and special survey expenses for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Drydocking and Special Survey Costs	$—	$2,109	$(2,109)	100%

All our vessels completed their initial scheduled drydocking and special surveys during the year ended December 31, 2012. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and every two and a half years within their following useful life.

We drydock our vessels when the next special survey becomes due. As we drydocked all our Initial Fleet in 2012, we expect the next scheduled dry-dockings to occur in 2017 and 2018 for the Clean Energy, the Ob River, the Clean Force and the Arctic Aurora and the Yenisei River, respectively. We expect that our Fleet will average 22 days on drydock per ship, at which time we perform class renewal surveys and make any necessary repairs or retrofittings.
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

Realized and Unrealized Loss on Derivative Financial Instruments. The following table sets forth details of our realized and unrealized loss on derivative instruments for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Realized and Unrealized Loss on Derivative Financial Instruments	$—	$196	$(196)	(100)%

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
Other. Other expenses decreased to $0.03 million during the year ended December 31, 2013, from $0.06 million during the year ended December 31, 2012.
B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our principal sources of funds are operating cash flows, borrowings under our 2014 Senior Credit Facility and our $30 Million Revolving Credit Facility, future borrowings over our unencumbered vessel Yenisei River and equity contributions by our unitholders. Our liquidity requirements relate to servicing our debt and funding capital expenditures and working capital. We frequently monitor our capital needs by projecting our upcoming income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements relate to funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.

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

We may exercise our options under the Omnibus Agreements to purchase the Optional Vessels at any time during the 24 months following their delivery. To the extent we exercise any of these options, we will incur additional payment obligations. As of the date of this Annual Report, we have not secured any other financing in connection with the potential acquisition of the Optional Vessels since it is uncertain if and when such purchase options will be exercised.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $18.9 million as of December 31, 2014, compared to a working capital deficit of $7.3 million as of December 31, 2013. The deficit increase is mainly due to the debt service requirements imposed by our new 2014 Senior Credit Facility compared to our 2013 Senior Credit Facility, which did not require us to make any payments prior to 2016.
We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of our Fleet, including the normal working capital requirements, serve our principal and interest debt scheduled repayments and make at least the minimum quarterly distribution in accordance with our Partnership Agreement.

Cash

As of December 31, 2014, we had cash of $35.9 million (including minimum cash liquidity requirements imposed by our lenders) which increased by $8.3 million, or 29.9%, compared to $27.7 million, as of December 31, 2013, attributable to the excess of the $32.2 million increase in cash generated from operating activities on a year to year basis, the greatest part of which was primarily used to serve our investing activities and cash distributions towards our unitholders.

Equity Offerings

On November 18, 2013, we completed our IPO of 8,250,000 common units at $18.00 per unit and raised gross proceeds of approximately $148.5 million. The net proceeds of this offering, including the underwriting discount and offering costs of $2.7 million, were approximately $136.9 million.
On June 18, 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on the same date, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same public offering price. The proceeds of the offering were used to finance a portion of the purchase price of the Arctic Aurora.

Our Borrowing Activities
As of December 31, 2014, we had $575.0 million of indebtedness outstanding under our debt agreements and had access to $30.0 million of available borrowing capacity under our $30 million Sponsor facility. As of December 31, 2014, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.
$30 Million Revolving Credit Facility

On November 18, 2013, concurrently with the consummation of our IPO, we entered into an interest free $30.0 million revolving credit facility with our Sponsor, with an original term of five years from the closing date, to be used for general partnership purposes. As of December 31, 2013, $5.5 million was outstanding under the facility, which was repaid early in January 2014. No amounts have been drawn under the respective facility since then.

$340 Million Senior Secured Revolving Credit Facility

On June 19, 2014, we entered into an agreement with an affiliate of Credit Suisse Securities (USA) LLC, or Credit Suisse, for a new $340 million senior secured credit facility, or our 2014 Senior Credit Facility, to refinance $214.1 million then outstanding under our 2013 Senior Credit Facility and to fund a portion of the purchase price for the Arctic Aurora and the related charter. This facility is secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, the Ob River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. Under this facility, our subsidiaries that directly own the vessels that serve as security under this facility serve as the borrowers and we and Dynagas Equity Holding Ltd. and Dynagas Operating LP, our wholly-owned subsidiaries, serve as guarantors. The facility bears interest at LIBOR plus a margin and is payable in consecutive equal quarterly payments of $5.0 million that commenced on June 30, 2014 and a balloon payment at maturity in March 2021.
Certain of the financial and other covenants require us to:

•	maintain total consolidated liabilities of less than 65% of the total consolidated market value of our adjusted total assets;
•	maintain an interest coverage ratio of at least 3.0 times;

•	maintain minimum liquidity equal to at least $24.0 million;
•	employ at least three vessels in our Fleet on charters with a minimum initial term of at least three years at above breakeven costs;
•	maintain an asset coverage ratio of 130%, meaning that the collateral vessels' market values shall exceed the total outstanding indebtedness under this facility by 130% at all times; and
•	maintain a hull and machinery and war risks insurance equal to the greater of (i) 120% of the outstanding borrowings under this facility and (ii) the market value of the collateral vessels.

In addition, during the term of this facility, Mr. George Prokopiou, our Chairman, and his family is required to own or control, directly or indirectly, at least 30% of our share capital entitled to vote and 100% of the ownership interests in our General Partner.

Senior Unsecured Notes due 2019
On September 15, 2014, we issued $250.0 million aggregate principal amount of our 6.25% Senior Unsecured Notes due 2019, or our 2019 Notes.  The 2019 Notes bear interest at the rate of 6.25% per year, payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing on October 30, 2014.  The 2019 Notes will be our unsubordinated unsecured obligations. The 2019 Notes will rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt.  The 2019 Notes will effectively rank junior to our existing and future secured debt, to the extent of the value of the assets securing such debt as well as to existing and future debt and other liabilities of our subsidiaries.  The 2019 Notes were issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.  The 2019 Notes are listed on the New York Stock Exchange under the symbol "DLNG 19." The net proceeds of the 2019 Notes were used to finance the majority of the purchase price of the Yenisei River.
The indenture governing the 2019 Notes contains certain restrictive covenants, including:
(a) Limitation on Borrowings. Net borrowings not to exceed 75% of our total assets, which are calculated as all of our assets of the types presented on our consolidated balance sheet less cash and cash equivalents.
(b) Limitation on Minimum Net Worth. Net worth to always exceed two hundred fifty million dollars ($250,000,000), which is calculated as total assets less total borrowings as presented on our consolidated balance sheet.
(c) Minimum Liquidity.  Maintain aggregate free liquidity, which includes the minimum liquidity held under the 2014 Senior Credit Facility, of a minimum of twenty million dollars ($20,000,000).

In addition, if a Change of Control (as defined in the Indenture for the 2019 Notes) occurs, holders of the 2019 Notes have the right, at their option, to require us to purchase any or all of such holders' 2019 Notes at a purchase price of 101% of the principal amount of the 2019 Notes to be purchased, plus accrued and unpaid interest.
In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under the 2019 Notes has occurred and is continuing, or we are not in compliance with the covenant described under "Limitation on Borrowings" or "Limitation on Minimum Net Worth" or "Minimum Liquidity described" above, then none of the Partnership or any subsidiary will be permitted to declare or pay any dividends or return any capital to its equity holders (other than the Partnership or a wholly-owned subsidiary of the Partnership) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Partnership or a wholly-owned subsidiary of the Partnership), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Partnership or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Partnership or a wholly-owned subsidiary of the Partnership) or set aside any funds for any of the foregoing purposes.

Credit Facilities Repaid in Full
$128 Million Clean Force Credit Facility
On May 9, 2006 we entered into a $128 million secured credit facility with The Royal Bank of Scotland NV (ex ABN Amro Bank NV), to partly finance the acquisition of the Clean Force. This facility bore interest at LIBOR plus a margin and was repayable in 48 consecutive quarterly installments of $2.1 million each over 12 years plus a balloon payment of $26 million due at maturity. This facility was secured by, among other things, a first priority mortgage over the Clean Force. In connection with our IPO, the then outstanding loan balance of $79.1 million was fully repaid from a portion of the proceeds from the IPO and the proceeds from our 2013 Senior Credit Facility and the related security under the facility was released.

$150 Million Clean Energy Credit Facility
On January 30, 2012, we entered into a secured loan facility for up to $150 million with Credit Suisse to refinance our $129.75 Million Clean Energy Credit Facility. This facility bore interest at LIBOR plus a margin, and was repayable in 20 consecutive quarterly installments of $3.5 million each, plus a balloon payment of $80 million due at maturity in March 2017. This facility was secured by, among other things, a first priority mortgage over the Clean Energy and a 2005-built panamax tanker which is beneficially owned by members of the Prokopiou Family. In connection with our IPO, the then outstanding loan balance of $129 million was fully repaid from a portion of the proceeds of the IPO and our 2013 Senior Credit Facility and the related security under the facility was released.

$193 Million Ob River Credit Facility
On October 20, 2005 we entered into a ten-year $123 million credit facility with The Royal Bank of Scotland plc to partly finance the acquisition of the Ob River, which we refer to as the First Ob River Credit Facility. On February 29, 2012, we amended and restated the First Ob River Credit Facility to refinance our indebtedness under the loan by increasing the amount available to $193 million. This facility bore interest at LIBOR plus a margin and was repayable in two tranches. Under the first tranche, $92.2 million of existing debt was repayable in 22 quarterly installments of $1.7 million each over 5.5 years, with a balloon payment of $54.6 million due in July 2017. Under the second tranche, $70.0 million of new indebtedness was repayable in 20 quarterly installments of $3.5 million each, beginning October 2012. This facility was secured by, among other things, a first priority mortgage over the Ob River. On October 29, 2013, we agreed with our lender to defer a principal payment installment of $5.2 million payable in October 2013 to the balloon payment due in July 2017. In connection with our IPO, the then outstanding loan balance of $138.0 million was fully repaid from the proceeds of the IPO and our 2013 Senior Credit Facility and the related security under the facility was released.
The $128 Million Clean Force Credit Facility, $150 Million Clean Energy Credit Facility and the $193 Million Ob River Credit Facility described above were generally secured by first priority mortgages on our vessels and certain tanker vessels beneficially owned by the Prokopiou Family, guarantees by Dynagas Ltd, assignments of the earnings, insurances and requisition compensation of our vessels, pledges of the operating accounts of our vessels and assignments of rights and interests in charter party agreements. The credit facilities further contained financial and restrictive covenants which required us, among other things, to maintain minimum liquidity of $30 million, maintain an asset coverage ratio of between 125% and 130%, depending on the credit facility, deposit $15 million as collateral into a reserve account at any time the Clean Force is not operating under an approved charter and prohibited us from paying distributions to unitholders, incurring additional indebtedness or reducing our share capital without the prior written consent of our lenders.

2013 Senior Secured Revolving Credit Facility
On November 14, 2013, in connection with the closing of the IPO, we entered into an agreement with an affiliate of Credit Suisse Securities for a senior secured revolving credit facility of up to $262.1 million, or our 2013 Senior Credit Facility, of which $214.1 million was drawn upon closing of the IPO, which, together with the net proceeds of the IPO, was used to repay all of our existing outstanding indebtedness at that time, including the $128 Million Clean Force Credit Facility, $150 Million Clean Energy Credit Facility and $193 Million Ob River Credit Facility. We refer to this credit facility as our 2013 Senior Credit Facility. This facility was secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, Clean Energy and Ob River, a first priority assignment of all charters, earnings, insurances and requisition compensation and corporate guarantees. As of December 31, 2013, there was $214.1 million outstanding under this facility and on June 23, 2014 it was repaid in full with a portion of the proceeds under the 2014 Senior Credit Facility.

Estimated Maintenance and Replacement Capital Expenditures

Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $14.4 million per year, which is composed of $3.5 million for dry-docking and $10.9 million, including financing costs, for replacing our vessels at the end of their useful lives. The $10.9 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
Net cash provided by operating activities	$76,443	$44,204
Net cash used in investing activities	(404,530)	—
Net cash provided by/ (used in) financing activities	334,359	(38,527)
Cash and cash equivalents at beginning of year	5,677	—
Cash and cash equivalents at end of year	$11,949	$5,677

Net Cash Provided by Operating Activities.
Net cash flows provided by operating activities increased by $32.2 million, or 72.9%, to $76.4 million for the year ended December 31, 2014, compared to $44.2 million for the year ended December 31, 2013. The increase is primarily attributable to (i) the $21.4 million period increase in charter revenues due to the enlargement of our Fleet following the Arctic Aurora and the Yenisei River  acquisitions during the second and third quarters of 2014 , partially counterbalanced by higher operational and interest costs associated with these acquisitions, (ii) higher charter revenues earned on a cash basis on one of our Initial Fleet vessels during the year ended December 31, 2014, (iii) the significant decrease by approximately $5.7 million in cash settlements performed during the year ended December 31, 2014 towards our Manager compared to the prior year,  (iv) our increased charter revenue pre-collections as of December 31, 2014 following our Fleet expansion compared to the reduced pre-collections of the corresponding period of 2013 that contributed to an $4.5 million in net cash from operating activities, and (v) other non-cash and operating assets and liabilities variations between compared periods.
Net Cash Used in Investing Activities.
Net cash used in investing activities of $404,530 is directly associated with the acquisitions from our Sponsor of the Arctic Aurora and the Yenisei River, materialized in the second and third quarters of 2014.
Net Cash Provided by/ (Used in) Financing Activities.
Net cash provided by financing activities of $334.4 million for the year ended December 31, 2014, consisted mainly of the $120.5 million net proceeds from the June follow on common units offering and accompanying $0.1 million proceeds from the issuance of a number of general partner units to allow the Sponsor to maintain its general partner interests in us, the $590.0 million proceeds from the new 2014 Senior Credit Facility and the issuance of our 2019 Notes, offset by the $2.0 million increase in restricted cash as per the minimum liquidity requirements of our 2014 Senior Credit Facility, the payment of cash distributions to our unitholders during the year of $43.0 million, the scheduled and full repayments during the year on our existing and previous debt agreements by approximately $229.1 million, the $88.1 million preferential deemed dividend  in connection with the Optional Vessel acquisitions discussed elsewhere in this Annual Report, the full repayment of the $5.5 million outstanding under our Sponsor facility, the $1.9 million payments we incurred in connection with IPO and other filing costs and, finally, the $6.6 million cash expenditures we incurred concurrently with our entering into our the 2014 Senior Credit Facility and 2019 Notes.
Net cash used in financing activities of $38.5 million for the year ended December 31, 2013, consisted of debt repayment of $380.7 million, increase in restricted cash by $15.2 million and payment of $1.0 million in financing costs in relation with our 2013 Senior Credit Facility, which were offset by the $214.1 million proceeds from such facility, the $138.8 million net cash proceeds from the IPO we completed in November 2013 and the $5.5 million outstanding under our $30 million revolving facility with our Sponsor.

Distributions
On February 14, 2014, we paid a partial cash distribution for the fourth quarter of 2013 of $0.1746 per unit, prorated from the IPO closing date through December 31, 2013.  This distribution corresponded to a quarterly distribution of $0.365 per outstanding unit, which is consistent with the Partnership's minimum quarterly distribution.  On May 12, 2014, we paid a cash distribution for the first quarter of 2014 of $0.365 per unit to all unitholders of record as of May 5, 2014.  On August 12, 2014, we paid a cash distribution for the second quarter of 2014 of $0.365 per unit to all unitholders of record as of August 5, 2014. On November 12, 2014, we paid a cash distribution for the third quarter of 2014 of $0.39 per unit to all unitholders of record as of November 5, 2014.  On February 12, 2015, we paid a cash distribution for the fourth quarter of 2014 of $0.4225 per unit to all unitholders of record as of February 5, 2015.  In the future, the declaration and payment of distributions, if any, will always be subject to the discretion of our Board of Directors.

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

Charter rates for LNG vessels were muted in 2013, due to marginal addition in the liquefaction capacity compared with high vessel deliveries.  The global LNG fleet was augmented by the delivery of 16 vessels during 2013, which added 2.5m cbm, while 5.2 mtpa Angola LNG was the only addition in global liquefaction capacity. Other factors such as the supply disruptions at Nigeria LNG and the shutdown of the Qatargas train 7 also reduced cargo volumes in 2013.

Overall, long term rates in 2013 were on a par with 2012, but short term rate fell by approximately 30%. The 2013 average long-term charter rate for a vessel with a capacity of 155,000 cbm was US$ 90,000/day, while the short-term charter rate (charter period between one and three years) declined from US$ 131,000/day in 2012 to US$ 95,000/day in 2013.

In 2014, the LNG fleet increased in size by 8% rising from 370 to 395 ships with a combined capacity of 59.6 million cbm.  Supply growth more than outpaced demand growth, and as a result, short term rates declined further to average US$ 48,000 for a ship of 155,000 cbm. Long-term rates in 2014 were on a par with 2013.
E.	OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.
F.	CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2014:
	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of Dollars)
Long Term Debt	$575,000	$20,000	$40,000	$290,000	$225,000
Interest on long term debt (1)	127,916	25,665	49,458	44,298	8,495
Management Fees & commissions payable to the Manager (2)	39,969	6,660	13,421	11,752	8,136
Executive Services fee (3)	2,534	653	1,306	575	—
Administrative Services fee (4)	600	120	240	240	—
Total	$746,019	$53,098	$104,425	$346,865	$241,631

(1)
Our long-term bank debt outstanding as of December 31, 2014 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the 3-month period LIBOR, the LIBOR specific to our facility as of December 31, 2014 and our applicable margin rate.

(2)
Under the terms of the Management Agreements, we currently pay a management fee of $2,652 per day which is subject to an annual increase of 3% and further annual increases to reflect material unforeseen costs increases of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)
On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.000 to $1.2141, the EURO/USD exchange rate as of December 31, 2014 and does not include any incentive compensation which our Board of Directors may agree to pay.

(4)
On December 30, 2014 and effective as of the IPO closing date, we entered into the Administrative Services Agreement with our Manager, pursuant to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10,000, plus expenses, payable in quarterly installments. The Agreement can be terminated upon 120 days' notice granted either by the Partnership's Board or by the Manager as per the provisions of the agreement.

Capital Commitments
Possible Acquisitions of Other Vessels
Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our right to purchase the remaining five Optional Vessels subject to the provisions of the Omnibus Agreement), we assess potential acquisition opportunities on a regular basis.
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
The following provides information about each of our directors and senior management.  The business address for these individuals is 97 Poseidonos Avenue & 2 Foivis Street Glyfada, 16674, Greece.

Name	Age	Position
George Prokopiou	68	Appointed Director and Chairman of the Board of Directors
Tony Lauritzen	38	Chief Executive Officer and Appointed Director
Michael Gregos	43	Chief Financial Officer
Levon Dedegian	63	Class III Director
Alexios Rodopoulos	67	Class II Director
Evangelos Vlahoulis	68	Class I Director

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

Reimbursement of Expenses of Our General Partner
Our General Partner does not receive compensation from us for any services it provides on our behalf, although it is entitled to reimbursement for expenses incurred on our behalf.  In addition, we reimburse our Manager for expenses incurred pursuant to the management and administrative services agreement.  Please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."
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
Our chief executive officer who also serves as our director does not receive additional compensation for his service as director.  Each non-management director receives compensation for attending meetings of our Board of Directors, as well as committee meetings.  Non-management directors receive director fees of approximately $140,000 per year, in aggregate. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees.  Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
C.	BOARD PRACTICES
General
Pursuant to the terms of our Partnership Agreement, our General Partner has delegated to our Board of Directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the Partnership. Our General Partner is wholly-owned by our Sponsor. Our executive officers, who are employed by us, manage our day-to-day activities consistent with the policies and procedures adopted by our Board of Directors.

Our Board of Directors consists of five members appointed by our General Partner, George Prokopiou, Tony Lauritzen, Levon A. Dedegian, Alexios Rodopoulos and Evangelos Vlahoulis.  Our Board of Directors has determined that all of the directors, other than George Prokopiou and Tony Lauritzen, satisfy the independence standards established by the NYSE, as applicable to us.  Our board consists of five members, two of whom are appointed by our General Partner in its sole discretion and three of whom are elected by our common unitholders.  Directors appointed by our General Partner serve as directors for terms determined by our General Partner.  Directors elected by our common unitholders are divided into three classes serving staggered three-year terms.  Following our annual general meeting in October 2014, of the three directors elected by our common unitholders (a) one was designated as the Class I elected director and is expected to serve until our annual meeting of unitholders in 2015, (b) another was designated as the Class II elected director and is expected to serve until our annual meeting of unitholders in 2016 and (c) the remaining director was designated as the Class III elected director and is expected to serve until our annual meeting of unitholders in 2017.  At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the Board of Directors or by any limited partner or group of limited partners that holds at least 15% of the outstanding common units.

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
Committees
We have an audit committee that, among other things, reviews our external financial reporting function, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.  Our audit committee is comprised of two directors, Mr. Evangelos Vlahoulis and Mr. Alexios Rodopoulos.  Our Board of Directors has determined that Mr. Vlahoulis and Mr. Rodopoulos satisfy the independence standards established by the NYSE.  Mr. Rodopoulos qualifies as an "audit committee expert" for purposes of SEC rule and regulations.

We also have a conflicts committee comprised of two members of our Board of Directors.  The conflicts committee is available at the board's discretion to review specific matters that the board believes may involve conflicts of interest.  The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us.  The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the NYSE to serve on a conflicts committee of a Board of Directors and certain other requirements.  Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.  The members of our conflicts committee are currently Mr. Levon A. Dedegian and Mr. Alexios Rodopoulos.  For additional information about the conflicts committee, please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Conflicts of Interest and Fiduciary Duties."
We also have a compensation committee comprised of two members of our Board of Directors. The members of our compensation committee are currently Mr. Evangelos Vlahoulis and Mr. Levon Dedegian. The compensation committee is responsible for carrying out the Board's responsibilities relating to compensation of our executive officers and for providing such other guidance with respect to compensation matters as the Committee deems appropriate.
Please see "Item 16G. Corporate Governance."
D.	EMPLOYEES
As of December 31, 2014 and 2013, we did not employ any onshore or offshore staff.  Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements.  Please see "Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Vessel Management."
E.	UNIT OWNERSHIP
"Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders."

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR UNITHOLDERS
The following table sets forth the beneficial ownership of our common units and subordinated units as of March 6, 2015 by each person that we know to beneficially own more than 5% of our outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:
	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units
Name of Beneficial Owner	Number	Percent	Number	Percent	Beneficially Owned
Dynagas Holding Ltd.(1)	610,000	3.0%	14,985,000	100%	43.9%
Kayne Anderson Capital Advisors LP (2)	4,100,733	20.0%	—	—	11.6%
Goldman Sachs Asset Management LP (3)	3,134,183	15.3%	—	—	8.8%
Zimmer Partners, LP	1,177,668	5.7%	—	—	3.3%
___________________
(1)	Dynagas Holding Ltd. is beneficially owned by the Prokopiou Family, including George Prokopiou and his daughters Elisavet Prokopiou, Johanna Prokopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 97 Poseidonos Avenue & 2 Foivis Street Glyfada, 16674, Greece.
(2)	Based on information contained in the Schedule 13G that was filed with the SEC on January 12, 2015 by Kayne Anderson Capital Advisors LP and the other reporting persons named therein.
(3)	Based on information contained in the Schedule 13G that was filed with the SEC on February 13, 2015 by Goldman Sachs Asset Management LP.
(4)	Based on information contained in the Schedule 13G that was filed with the SEC on January 23, 2015 by Zimmer Partners, LP.
As of March 6, 2015, we had one unitholder of record located in the United States, CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 19,895,000 common units, representing 97.0% of our outstanding common units. We believe that the shares held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners.

Our Sponsor is our largest unitholder. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
B.	RELATED PARTY TRANSACTIONS
From time to time we have entered into agreements and have consummated transactions with certain related parties.  We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, to evaluate any transaction or other matter referred or disclosed to the conflicts committee in which a conflict of interest or potential conflict of interests exists or arises.
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

Vessel Acquisitions

On June 23, 2014, pursuant to a share purchase agreement, we acquired 100% of the ownership interests in the entity that owns and operates the Arctic Aurora, which is currently operating under a time charter with Statoil with an initial term of five years, for an aggregate purchase price of $235.0 million. We purchased only the Arctic Aurora and the related time charter. All of the other assets and liabilities relating to the Sponsor entity that owns the Arctic Aurora remained with our Sponsor and did not form part of the purchase price. We funded the acquisition of the Arctic Aurora using the net proceeds of our underwritten public offering of common units completed in June 2014 and a portion of the proceeds of the 2014 Senior Credit Facility.

On September 22, 2014, pursuant to a share purchase agreement, we acquired 100% of the ownership interests in the entity that owns and operates the Yenisei River, which is currently operating under a time charter with Gazprom with an initial term of five years, for an aggregate purchase price of $257.5 million. We purchased only the Yenisei River and the related time charter.  All of the other assets and liabilities relating to the Sponsor entity that owns the Yenisei River remained with our Sponsor and did not form part of the purchase price.  We funded the acquisition of the Yenisei River using the net proceeds of our underwritten public offering of the 2019 Notes completed in September 2014 and cash on hand.

Vessel Management
Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to identical agreements with our wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by Mr. George Prokopiou and has been providing these services for the vessels in our Fleet for over nine years. In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, which also includes the supervision of the construction of these vessels. Through our Manager, we have had a presence in LNG shipping for over nine years, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.
We currently pay our Manager a technical management fee of $2,652 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.
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
We incurred an aggregate expense of approximately $4.9 million to our Manager in connection with the management of our Fleet under the Management Agreements for the year ended December 31, 2014.

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

Administrative Services Agreement
Under the terms and conditions of our Administrative Services Agreement, we pay our Manager a monthly fee of $10,000, plus all costs and expenses, in exchange for the provision of certain financial, accounting, reporting, secretarial and information technology services. The agreement is considered to be in effect until terminated (a) by the Board of Directors upon 120 days' written notice for any reason in its sole discretion, or (b) by Dynagas upon 120 days' written notice if: (i) there is a change of control of the Partnership or General Partner; (ii) a receiver is appointed for all or substantially all of the property of the Partnership; (iii) an order is made to wind up the Partnership; (iv) a final judgment, order or decree that materially and adversely affects the ability of the Partnership to perform under this Agreement shall have been obtained or entered against the Partnership, and such judgment, order or decree shall not have been vacated, discharged or stayed; or (v) the Partnership makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

During the year ended December 31, 2014, we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.
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

$30 Million Revolving Credit Facility
In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital. This revolving credit facility is interest free and has a term of five years.  The loan may be drawn and prepaid in whole or in part at any time during its term.  As of December 31, 2013, $5.5 million was outstanding under the facility.  This amount was repaid in full in January 2014. No amounts have been drawn under the respective facility since then.
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
We reimburse our General Partner and its affiliates for expenses.
We reimburse our General Partner and its affiliates for costs incurred, if any, in managing and operating us. Our Partnership Agreement provides that our General Partner will determine the expenses that are allocable to us in good faith.
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

Common unitholders have no right to enforce obligations of our General Partner and its affiliates under agreements with us.
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
Our Manager, which provides certain management and administrative services to us, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of our Manager to enter into any contracts of this kind.
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
Legal Proceedings
From time to time we may be subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims.  These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.  We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

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
•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our Board of Directors to establish reserves and other limitations.
•	We are and will be subject to restrictions on distributions under our existing financing arrangements as well as under any new financing arrangements that we may enter into in the future. Our financing arrangements contain financial and other covenants that must be satisfied prior to paying distributions in order to declare and pay such distributions. If we are unable to satisfy the requirements contained in any of our financing arrangements or are otherwise in default under any of those agreements, it could have a material adverse effect on our financial condition and our ability to make cash distributions to our unitholders notwithstanding our cash distribution policy.

•	We are required to make substantial capital expenditures to maintain and replace our Fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our Partnership Agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.
•	Although our Partnership Agreement requires us to distribute all of our available cash, our Partnership Agreement, including provisions contained therein requiring us to make cash distributions may be amended. During the subordination period, with certain exceptions, our Partnership Agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our Partnership Agreement may be amended with the approval of a majority of the outstanding common units. Our Sponsor owns approximately 610,000 of our common units and all of our subordinated units, representing approximately 43.9% of the outstanding common and subordinated units in aggregate.
•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement.
•	Under Section 57 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.
•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See "Item 3. Key Information—D. Risk Factors" for a discussion of these factors.
•	Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Minimum Quarterly Distribution
Common unitholders are entitled under our Partnership Agreement to receive a minimum quarterly distribution of $0.365 per unit, or $1.46 per unit per year, prior to any distribution on the subordinated units to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses.  There is no guarantee that we will pay the minimum quarterly distribution on the common units, subordinated units and general partner units in any quarter.  Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement.  We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements.  Please read "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources" for a discussion of the restrictions contained in our debt agreements and lease arrangements that may restrict our ability to make distributions.
On February 14, 2014, we paid a partial cash distribution for the fourth quarter of 2013 of $0.1746 per unit, prorated from the IPO closing date through December 31, 2013.  This distribution corresponded to a quarterly distribution of $0.365 per outstanding unit, which is consistent with the Partnership's minimum quarterly distribution.  On May 12, 2014, we paid a cash distribution for the first quarter of 2014 of $0.365 per unit to all unitholders of record as of May 5, 2014.  On August 12, 2014, we paid a cash distribution for the second quarter of 2014 of $0.365 per unit to all unitholders of record as of August 5, 2014. On November 12, 2014, we paid a cash distribution for the third quarter of 2014 of $0.39 per unit to all unitholders of record as of November 5, 2014.  On February 12, 2015, we paid a cash distribution for the fourth quarter of 2014 of $0.4225 per unit to all unitholders of record as of February 5, 2015.
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

Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.  Our General Partner currently holds the incentive distribution rights.  The incentive distribution rights may be transferred separately from our general partner interest, subject to restrictions in the Partnership Agreement.  Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner's merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2016.  Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.
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
Our common units started trading on NASDAQ under the symbol "DLNG" on November 13, 2013.  On December 30, 2014, we voluntarily transferred the listing of our common units to the NYSE.  Our common units continue to trade under the ticker symbol "DLNG".  The following table sets forth the high and low prices for the common units since the date of listing for the periods indicated.

For the Year Ended	High (US$)	Low (US$)
December 31, 2013*	23.79	16.75
December 2014	25.50	13.66
* For the period beginning November 13, 2013

For the Quarter Ended:	High (US$)	Low (US$)
December 31, 2013*	23.79	16.75
March 31, 2014	22.77	20.71
June 30, 2014	25.50	20.85
September 30, 2014	25.13	22.33
December 31, 2014	23.43	13.66
* For the period beginning November 13, 2013
Most Recent Six Months:	High (US$)	Low (US$)
September 2014	24.50	22.71
October 2014	23.43	17.34
November 2014	22.04	17.70
December 2014	19.50	13.66
January 2015	18.58	14.50
February 2015	20.95	20.10
March 2015*	20.5	19.5
*Through and including March 5, 2015.

In addition, our 2019 Notes started trading on the NYSE on December 30, 2014 under the ticker symbol "DLNG 19".
ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL
Not applicable.
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
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
We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends or distributions, interest or other payments to non-resident holders of our securities.
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
This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we,", "our" or "us" are references to Dynagas LNG Partners LP.
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
The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2014, our common units were "primarily traded" on the NASDAQ and are expected to be "primarily traded" on the NYSE for future years.
Under the regulations, our units will be considered to be "regularly traded" on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, which represent more than 50% of our outstanding units, were listed on the NASDAQ during 2014 and are currently listed on the NYSE, we currently satisfy the listing requirement.
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
For more than half the days of our taxable year ended December 31, 2014, less than 50% of our common units were owned by 5% Unitholders.  Therefore, we believe that we were not subject to the 5 Percent Override Rule for 2014.  However, there is no assurance that we will continue to qualify for exemption under Section 883.  For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50 percent or more of our common units for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance that we will be able to satisfy them.
Based on the foregoing, we believe that we satisfied the publicly traded test for our taxable year ended December 31, 2014.
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
Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential long-term capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the NYSE on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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
Based on our current and projected methods of operation, and an opinion of our United States counsel, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. We have received an opinion of our United States counsel, Seward &Kissel LLP, in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for our current taxable year and each future year will arise from such time-chartering activities on other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority concluding that income derived from time charters should be treated as rental income rather than services income for other tax purposes. Therefore, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, our United States counsel has advised us that the conclusions reached are not free from doubt, and the IRS or a court could disagree with our position and the opinion of our United States counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
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

Interest Rate Risk
The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future earnings. In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We expect our sensitivity to interest rate changes to increase in the future since all of our interest rate swaps matured during 2012. As of December 31, 2014, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $325.0 million since there was no interest rate swap effective as of that date.
Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income and cash flows during the year ended December 31, 2014 by approximately $2.8 million based upon our floating interest bearing debt level during 2014. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Optional Vessels.
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

Foreign Currency Exchange Risk
We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating, voyage and the majority of our dry-docking related expenses, primarily ship repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2014, we incurred approximately 21.5% of our operating expenses and 29.3% of our unaffiliated general and administrative expenses in currencies other than the U.S. dollar compared to 14.0% of our operating expenses and 71.6% of our general and administrative expenses for the year ended December 31, 2013. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2014 and 2013, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.
We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk

The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and independent and government-owned gas producers. For the years ended December 31, 2014 and 2013, three and two charterers, respectively, accounted for all of our revenues:

Charterer	2014	2013
BG Group	50%	61%
Gazprom	36%	39%
Statoil	14%	—%
Total	100%	100%

Ongoing credit evaluations of our charterers are performed and we generally do not require collateral in our business agreements. Typically, under our time charters, the customer pays for the month's charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.
We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.	CONTROLS AND PROCEDURES
A.             Disclosure Contols and Procedures
Management assessed the effectiveness of the design and operation of the Partnership's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, as of the end of the period covered by this Annual Report on Form 20-F. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

 Based upon that evaluation the Principal Executive Officer and Principal Financial Officer concluded that the Partnership's disclosure controls and procedures are effective as of the evaluation date.

 B.   Management's Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Partnership's principal executive and principal financial officer and effected by the Partnership's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Partnership's management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2014. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership's internal controls over financial reporting are effective as of December 31, 2014.

C.   Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the Partnership's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Partnership's registered public accounting firm, since, as an "emerging growth company", we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.
D.  Changes in internal control over financial reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Partnership's internal control over financial reporting.
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Alexios Rodopoulos qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
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
Unitholders may also request a copy of our Corporate Code of Business Ethics and Conduct at no cost by writing or telephoning us at: Dynagas LNG Partners LP, 97 Poseidonos Avenue & Foivis Street, Glyfada, 16674 Greece, Tel: 011 30 210 8917 960.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for the years ended December 31, 2014 and 2013 was Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.'s Services
In 2014 and 2013, the fees rendered by the auditors were as follows:

	2014	2013
Audit Fees	€250,000	€226,300
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
	€250,000	€226,300
Audit Fees
Audit fees for 2014 and 2013 include fees related to (i) audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.
Audit-Related Fees
None.
Tax Fees
There were no tax fees billed in 2014 and 2013.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2014 and 2013 subsequent to our IPO.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F.	CHANGE IN REGISTRANTS' CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com.  Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies.  Set forth below is a list of those differences:

•	Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our Partnership Agreement, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

•	Nominating/Corporate Governance Committee. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our Partnership Agreement, we do not currently have a nominating or corporate governance committee.

•	Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of two independent members of our Board, Alexios Rodopoulos and Evangelos Vlahoulis.

•	Corporate Governance Guidelines. The NYSE requires that a listed U.S. Company adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law or our Partnership Agreement and we have not adopted such guidelines.

•	Proxies. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to the NYSE pursuant to the NYSE corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Partnership Agreement, we will notify our unitholders of meetings between 10 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Partnership Agreement provides that any unitholder or group of unitholders that beneficially own 15% or more of our outstanding common units are entitled to nominate directors for election at an annual meeting if written notice is given to the Board of Directors not more than 120 days and not less than 90 days prior to the date of the annual meeting.

Other than as noted above, we are in compliance with all NYSE corporate governance standards applicable to U.S. domestic issuers. We believe that our established corporate governance practices satisfy the NYSE's listing standards.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The following financial statements, together with the related reports of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-24.

ITEM 19.	EXHIBITS
The following exhibits are filed as part of this Annual Report:

Exhibit Number		Description
1.1		Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2		Second Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(2)
1.3		Certificate of Formation of Dynagas GP LLC(1)
1.4		Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5		Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6		Limited Partnership Agreement of Dynagas Operating LP(1)
1.7		Certificate of Formation of Dynagas Operating GP LLC(1)
1.8		Limited Liability Company Agreement of Dynagas GP LLC(1)
4.1		Vessel Management Agreement between Lance Shipping S.A., as vessel owner, and Dynagas Ltd., as manager, dated December 21, 2012, as amended by Addendum No. 1 dated October 7, 2013(1)
4.2		Vessel Management Agreement between Pegasus Shipping S.A., as vessel owner, and Dynagas Ltd., as manager, dated December 21, 2012, as amended by Addendum No. 1 dated October 7, 2013 (1)
4.3		Vessel Management Agreement between Seacrown Maritime Ltd., as vessel owner, and Dynagas Ltd., as manager, dated December 21, 2012, as amended by Addendum No. 1 dated October 7, 2013(1)
4.4		Omnibus Agreement, dated November 18, 2013(2)
4.5		Contribution Agreement(1)
4.6		$30 Million Revolving Credit Facility with Dynagas Holding Ltd.(2)
4.7		2013 Senior Secured Revolving Credit Facility(2)
4.8	†	Charter Agreement by and between Lance Shipping S.A. and Gazprom Global LNG Limited, a subsidiary of Gazprom, dated August 2, 2011, as amended(1)
4.9	†	Charter Agreement by and between Seacrown Maritime Ltd. and Methane Services Ltd., a subsidiary of BG Group, dated October 2, 2010, as amended (1)
4.10	†	Charter Agreement by and between Pegasus Shipholding S.A. and Methane Services Ltd., a subsidiary of BG Group, dated May 18, 2011, as amended(1)
4.11		Executive Services Agreement(2)
4.12		Administrative Services Agreement
4.13		Share Purchase Agreement dated April 17, 2014
4.14		Share Purchase Agreement dated September 22, 2014
4.15		$340 Million Senior Secured Credit Facility

4.16	Vessel Management Agreement between Fareastern Shipping Limited, as vessel owner, and Dynagas Ltd., as manager, dated December 16, 2013
4.17	Vessel Management Agreement between Navajo Marine Limited, as vessel owner, and Dynagas Ltd., as manager, dated December 17, 2013
4.18
Base Indenture, dated as of September 15, 2014, by and among the Partnership and Dynagas Finance Inc., as Issuers, and Deutsche Bank Trust Company Americas, as Trustee, relating to 6.25% Senior Notes Due 2019.

4.19
First Supplemental Indenture, dated as of September 15, 2014, by an among by and among the Partnership and Dynagas Finance Inc., as Issuers, and Deutsche Bank Trust Company Americas, as Trustee, relating to 6.25% Senior Notes Due 2019.

8.1	Subsidiaries of Dynagas LNG Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer.
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Accounting Firm
101.INS	XBRL Instance Document **
101.SCH	XBRL Taxonomy Extension Schema **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase **
101.DEF	XBRL Taxonomy Extension Definition Linkbase **
101.LAB	XBRL Taxonomy Extension Label Linkbase **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase **

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Exchange Commission.

(1)
Incorporated by reference to the Partnership's Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission on November 12, 2013 (Registration No. 333-191653)

(2)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 25, 2014

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

DYNAGAS LNG PARTNERS LP

		By:	/s/ Michael Gregos
			Name:	Michael Gregos
			Title:	Chief Financial Officer (Principal Financial Officer)

Date:	March 10, 2015

DYNAGAS LNG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Partners of Dynagas LNG Partners LP
We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the "Partnership") as of December 31, 2014 and 2013, and the related consolidated statements of income, Partners' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynagas LNG Partners LP at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
March 10, 2015

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets
As of December 31, 2014 and 2013
(Expressed in thousands of U.S. Dollars—except for unit data)
	Note		2014	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents			$11,949	$5,677
Trade receivables, net of allowance for doubtful debt			—	190
Prepayments and other assets			737	283
Inventories			357	—
Deferred charges, current portion			416	—
Due from related party	3(a	)	889	1,456

Total current assets			14,348	7,606

FIXED ASSETS, NET:
Vessels, net	3(c	),4	839,883	453,175
Total fixed assets, net			839,883	453,175

OTHER NON CURRENT ASSETS:
Restricted cash	5		24,000	22,000
Deferred revenue			943	3,627
Deferred charges, net of current portion			7,077	1,652
Due from related party	3(a	)	1,125	675

Total assets			$887,376	$488,735

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	5		$20,000	$—
Trade payables			2,369	3,743
Loan from related party	3(b	)	—	5,500
Due to related party	3(e	)	142	—
Accrued liabilities			3,716	1,041
Unearned revenue			7,022	4,619

Total current liabilities			33,249	14,903

Deferred revenue			1,429	2,048
Long—term debt, net of current portion	5		555,000	214,085

Total non-current liabilities			556,429	216,133

Commitments and contingencies	7		—	—

PARTNERS' EQUITY:
Common unitholders: 20,505,000 units issued and outstanding as at December 31, 2014 and 14,985,000 units issued and outstanding as of December 31, 2013	8		304,729	182,969
Subordinated unitholders: 14,985,000 units issued and outstanding as at December 31, 2014 and 2013	8		(7,131)	74,580
General partner: 35,526 units issued and outstanding as at December 31, 2014 and 30,000 units issued and outstanding as at December 31, 2013	8		100	150

Total partners' equity			297,698	257,699

Total liabilities and partners' equity			$887,376	$488,735

        The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Income
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Note		2014	2013	2012
REVENUES:
Voyage revenues			$107,088	$85,679	$77,498
EXPENSES:
Voyage expenses			(910)	(675)	(2,487)
Voyage expenses-related party	3(a	)	(1,363)	(1,011)	(981)
Vessel operating expenses			(16,813)	(11,909)	(15,722)
General and administrative expenses			(1,014)	(387)	(278)
General and administrative expenses- related party	3		(937)	—	—
Management fees-related party	3		(3,566)	(2,737)	(2,638)
Depreciation	4		(17,822)	(13,579)	(13,616)
Dry-docking and special survey costs			—	—	(2,109)

Operating income			$64,663	$55,381	$39,667

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 10		(14,524)	(9,732)	(9,576)
Interest income			221	—	1
Loss on derivative financial instruments			—	—	(196)
Other, net			201	(29)	(60)

Total other expenses			(14,102)	(9,761)	(9,831)

Partnership's Net Income			$50,561	$45,620	$29,836
Common unitholders' interest in Net Income			$28,323	$22,787	$9,239
Subordinated unitholders' interest in Net Income			$22,170	$22,787	$20,556
General Partner's interest in Net Income			$68	$46	$41
Earnings per unit, basic and diluted:	9
Common unit (basic and diluted)			$1.58	$2.95	$1.37
Weighted average number of units outstanding, basic and diluted:	9
Common units			17,964,288	7,729,521	6,735,000

         The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Partners' Equity
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars—except for unit data)

	Number of Units			Partners' Capital
	General	Common	Subordinated	General	Common	Subordinated	Total
BALANCE, December 31, 2011	30,000	6,735,000	14,985,000	$63	14,039	31,237	45,339
—Net income	—	—	—	41	9,239	20,556	29,836

BALANCE, December 31, 2012	30,000	6,735,000	14,985,000	$104	$23,278	$51,793	$75,175
—Net income	—	—	—	46	22,787	22,787	45,620
—Issuance of common units, net of issuance costs (Note 8)	—	8,250,000	—	—	136,904	—	136,904

BALANCE, December 31, 2013	30,000	14,985,000	14,985,000	$150	$182,969	$74,580	$257,699
—Net income	—	—	—	68	28,323	22,170	50,561
—Issuance of common units, net of issuance costs (Note 8)	5,526	5,520,000	—	126	120,444	—	120,570
—Distributions declared and paid (Note 8)	—	—	—	(44)	(23,568)	(19,398)	(43,010)
—Preferential deemed dividend (Note 8)	—	—	—	(200)	(3,439)	(84,483)	(88,122)
BALANCE, December 31, 2014	35,526	20,505,000	14,985,000	$100	$304,729	$(7,131)	$297,698

         The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. Dollars)
	Note		2014	2013	2012
Cash flows from Operating Activities:
Net income:			$50,561	$45,620	$29,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation			17,822	13,579	13,616
Amortization and write-off of deferred financing fees			785	1,050	590
Deferred revenue			2,065	(4,245)	2,666
Change in fair value of derivative financial instruments			—	—	(5,692)
Provision for doubtful debt			—	63	—
Changes in operating assets and liabilities:
Trade receivables			190	118	126
Prepayments and other assets			(250)	(178)	184
Inventories			(357)	—	—
Due from/to related party			278	(5,450)	(18,597)
Trade payables			310	(3,156)	3,804
Accrued liabilities			2,636	(1,081)	(701)
Unearned revenue			2,403	(2,116)	2,070
Net cash provided by Operating Activities			76,443	44,204	27,902

Cash flows from/(used in) Investing Activities:
Vessel Acquisitions			(404,530)	—	—
Net cash used in Investing Activities			(404,530)	—	—

Cash flows from/(used in) Financing Activities:
Increase in restricted cash			(2,000)	(15,227)	(4,453)
Payment of IPO issuance costs and other filing costs			(1,938)	—	—
Issuance of common units, net of issuance costs paid			120,514	138,800	—
Issuance of general partner units			126	—	—
Preferential deemed dividend	3(c	),8	(88,122)	—	—
Distributions paid			(43,010)	—	—
Proceeds from long-term debt			590,000	214,085	220,000
Repayment of long-term debt			(229,085)	(380,715)	(124,890)
Repayment of stockholders' loan			—	—	(116,584)
Loan from/ (Repayment of loan to) related party			(5,500)	5,500	—
Payment of deferred finance fees			(6,626)	(970)	(1,975)
Net cash provided by/(used in) Financing Activities			334,359	(38,527)	(27,902)

Net increase in cash and cash equivalents			6,272	5,677	—
Cash and cash equivalents at beginning of the year			5,677	—	—
Cash and cash equivalents at end of the year			$11,949	$5,677	$—
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest			$10,724	$9,487	$7,775
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Dynagas LNG Partners LP and its wholly-owned subsidiaries as further discussed below.
Dynagas LNG Partners LP ("Dynagas Partners"or "The Partnership", or "Company") was incorporated as a limited Partnership on May 29, 2013 under the laws of the Republic of The Marshall Islands as part of reorganization to acquire, directly or indirectly, the interests in three vessel owning companies, Pegasus Shipholding S.A., Lance Shipping S.A. and Seacrown Maritime Ltd, wholly owned subsidiaries of Dynagas Holding Ltd ("Dynagas Holding"or "the Sponsor" a company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and his close family members, together the "Family") through the ownership of 100% of the ownership interests in an intermediate holding company, Dynagas Equity Holding Ltd ("Dynagas Equity").
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

(b)
Lance Shipping S.A. ("Lance"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Ob River (renamed from Clean Power in July 2012) which was built and delivered to Lance in July 2007.

(c)
Seacrown Maritime Ltd. ("Seacrown"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Force which was built and delivered to Seacrown in January 2008.

(d)
Fareastern Shipping Limited ("Fareastern"), a Maltese corporation that owns the Malta flag, 155,000 cubic meters in carrying capacity, class membrane, LNG carrier Arctic Aurora which was built and delivered to Fareastern in July 2013 (Notes 3(c) and 4).

(e)
Navajo Marine Limited ("Navajo"), a Marshall Islands corporation that owns the Marshall Islands flag, 155,000 cubic meters in carrying capacity, class membrane, LNG carrier Yenisei River which was built and delivered to Navajo in July 2013(Note 3(c) and 4).

(f)	Quinta Group Corp. ("Quinta"), a Nevis holding Company that owns all of the outstanding capital stock of Pegasus.
(g)	Pelta Holdings S.A. ("Pelta"), a Nevis holding Company that owns all of the outstanding capital stock of Lance.
(h)	Dynagas Equity Holdings Ltd ("Dynagas Equity"), a Liberian holding Company that owns all of the outstanding capital stock of Quinta, Pelta, Seacrown, Fareastern and Navajo.
(i)	Dynagas Operating GP LLC ("Dynagas Operating GP"), a Marshall Islands Limited Liability Company, in which the Partnership holds 100% membership interests.
(j)
Dynagas Operating LP ("Dynagas Operating"), a Marshall Islands limited partnership in which the Partnership has 100% percentage interests and that has 100% of the Non-Economic General Partner Interest in Dynagas Operating GP.

(k)
Dynagas Finance Inc,("Dynagas Finance") a Marshall Islands Company established on August 6, 2014, in which the Partnership holds 100% membership interests and which has nominal assets and its activities are limited to co-issuing the Notes discussed under Note 5and engaging in other activities incidental thereto.

Dynagas Equity, Quinta, Pelta, Pegasus, Lance and Seacrown are hereinafter referred to as the predecessor companies.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):
Dynagas Equity was incorporated on July 30, 2012, under the laws of the Republic of Liberia and its only activity is the holding of all the issued and outstanding common stock of Pegasus (through theownership of all issued and outstanding common stock of Quinta), Lance (through the ownership of all issued and outstanding common stock of Pelta) and Seacrown.

On October 29, 2013, the Family transferred all of the issued and outstanding common stock of Dynagas Equity to Dynagas Holding. On the same date, Dynagas Holding transferred to the Partnership its ownership interest in Dynagas Equity in exchange of a) 6,735,000 of Dynagas Partners' common units, b) 14,985,000 subordinated units and c) 30,000 general partner units, issued to Dynagas GP LLC (the  "General Partner"),a wholly owned subsidiary of Dynagas Holding. On November 18 2013, the Partnership and the Sponsor offered to the public 8,250,000 and 4,250,000 common units respectively, successfully completing Partnership's initial public offering (the "IPO" or the "Offering") on the NASDAQ Global Select Market, whereas, on December 5, 2013, the Sponsor offered an additional 1,875,000 units in connection with the underwriters' exercise of their over-allotment option. As the Family is the sole shareholder of Dynagas Holding, and previously owned 100% of the predecessor companies, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and was accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Dynagas Partners, from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Dynagas Partners and the predecessor companies were consolidated for all periods presented.
At the closing of the Offering, the Partnership entered into the following agreements: i) an Omnibus agreement with Dynagas Holding that provides the Partnership the right to purchase LNG carrier vessels from the Sponsor at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(c)) and ii) a $30 million revolving credit facility with the Sponsor to be used for general Partnership purposes (Note 3(b)).

On June 18, 2014, the Partnership completed a follow on public offering of 5,520,000 units at $22.79 per unit, including 720,000 common units simultaneously offered pursuant to the underwriters' exercise of their over-allotment option. As of December 31, 2014, Dynagas Holding owns 44.0% of the equity interests in Dynagas Partners, including the 0.1% General Partner interest.

The technical, administrative and commercial management of the Partnership's vessels is performed by Dynagas Ltd. (the "Manager"), a related company, wholly owned by the Partnership's Chairman of the Board of Directors (Note 3(a)).

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

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

(c)
Other Comprehensive Income: The Partnership follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 220, "Comprehensive Income" which requires separate presentation of certain transactions, which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and, accordingly, for the years ended December 31, 2014, 2013 and 2012 comprehensive income equals net income.

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
(g)
Trade Receivables, net: The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. Provision for doubtful accounts as of December 31, 2014 and 2013 was nil and $63, respectively.

(h)
Inventories: Inventories consist of lubricants which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers that are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(i)
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(j)
Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, interest expense and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership's vessels is depreciated beginning when the vessel is ready for her intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value. With effect from October 1, 2014, the Partnership revised its' initial scrap rate estimate (Note 4). Management estimates the useful life of the Partnership's vessels to be 35 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(k)
Impairment of Long-Lived Assets: The Partnership follows ASC 360-10-40 "Impairment or Disposals of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Partnership should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" based on management's estimates and assumptions and by making use of available market data and taking into consideration third party valuations and other market observable data that allow value to be determined. The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The Partnership determines undiscounted projected net operating cash flows, for each vessel and compares it to the vessel's carrying value. In developing estimates of future cash flows, the Partnership must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated charter rate for the unfixed days. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate prevailing at the time of test. An estimate is also applied to effective fleet utilization, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys) and vessels loss of hire from repositioning or other conditions. Estimates for the remaining estimated useful lives of the current fleet and scrap values are identical with those employed as part of the Partnership's depreciation policy. As of December 31, 2014, 2013 and 2012, the Partnership concluded that there were no events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable and accordingly no impairment loss was recorded these years.

(l)
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(l)	incurred. Three of the Partnership's fleet vessels completed their initial scheduled special survey repairs in 2012.
(m)
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

(n)
Concentration of Credit Risk: Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

During the years ended December 31, 2014 and 2013, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:
Charterer	2014	2013
A	50%	61%
B	36%	39%
C	14%	—%
	100%	100%

(o)
Accounting for Revenues and Related Expenses: The Partnership generates its revenues from charterers for the chartering of its vessels. All vessels are chartered under time charters, where a contract is entered into for the use of a vessel for a specific period of time and at a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Furthermore, revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed with the residual or excess from actually collected hire based on the time charter agreement for each period being classified as deferred revenue in the accompanying consolidated balance sheets. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and accordingly is related to revenue earned after such date. Commissions are always paid for by the Company while the remaining voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company during periods of off-hire. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership's revenues are earned.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

2.   Significant Accounting Policies and Recent Accounting Pronouncements (continued):
(p)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(q)
Earnings Per Unit: The Partnership consists of common units, subordinated units, a general partner interest and incentive distribution rights. Our incentive distribution rights are a separate class of non-voting interests that are currently held by our general partner but, subject to certain restrictions, may be transferred or sold apart from general partner's interest. In this respect the Partnership calculates basic earnings per unit by allocating earnings to the General Partner, limited partners and incentive distribution rights holder using the two-class method and by utilizing the contractual terms of the partnership agreement. Basic earnings per unit are computed by dividing net income available to each class of unitholders by the weighted average number of each class of units outstanding during the year. Diluted earnings per unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2014.

(r)
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

(s)
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

(t)
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

2.   Significant Accounting Policies and Recent Accounting Pronouncements (continued):
(u)
Variable Interest Entities: ASC 810-10, addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a Partnership's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Additionally, ASU 2009-17, Consolidations (Topic 810) "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The Partnership evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Partnership's evaluation did not result in an identification of variable interest entities as of December 31, 2014 and 2013.

(v)
Accounting for Financial Instruments and Derivatives: The principal financial assets of the Partnership consist of cash and cash equivalents, restricted cash and trade receivables, net. The principal financial liabilities of the Partnership consist of trade and other payables, accrued liabilities and long-term debt and interest-rate swaps. Derivative financial instruments are used to manage risk related to fluctuations of interest rates. ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 6). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met.
At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Partnership wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income/ (Loss) and subsequently recognized in earnings when the hedged items impact earnings.
None of the Company's derivative instruments matured in 2012 met those hedging criteria and, therefore, the changes in fair value were recognized as an increase or decrease in statements of income.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

2.   Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Recent Accounting Pronouncements:
ASU 2014-15: In August 2014, the FASB issued Accounting Standards Update ("ASU") 2014-15, Presentation of Financial Statements- Going Concern (Subtopic 205-40): Disclosure of uncertainties about an entity's ability to continue as a going concern which provides guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financing for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued (or are available to be issued). In case substantial doubt about an entity's ability to continue as a going concern is substantiated, the entity should disclose information that enables users of the financial statements to understand the conditions that raised substantial doubt about the entity's ability to continue as a going concern, management's evaluation of the significance of those conditions and management's plans that either alleviated or are intended to mitigate the arising events and conditions. The amendments in this Update are effective for the annual period ending after December 15, 2016 and for annual period and interim periods thereafter. Early application is permitted.
ASU 2015-02: In February 2015, the FASB issued Accounting Standards Update ("ASU") 2015-02, Amendments to the Consolidation Analysis- Consolidation (Topic 810). The amendments in this Update change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities and are effective for public entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company has not yet evaluated the impact, if any, of the adoption of this standards update.
3. Transactions with related parties:
(a) Dynagas Ltd.

Dynagas Ltd. (or the "Manager"), is a company beneficially owned by the Partnership's Chairman. With effect from January 1, 2013, following the expiration of its previous agreements, the Manager entered into an eight year term separate management agreement with each vessel-owning entity of the Partnership in order to provide technical and administrative management services to the Partnership in exchange for a daily management fee of $2.5. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees will be adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership's conflicts committee. For 2014 and 2013, each vessel was charged the basic daily management fee of $2.6 and $2.5, respectively, whereas, for the year ended December 31, 2012, daily management fees per vessel ranged from $2.3 to $2.4. The management agreements also provide for: (i) a commission of 1.25% over charter-hire agreements arranged by the Manager and (ii) a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses. The agreements will terminate automatically after a change of control of the owners and/or of the owners' ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the Manager. As of December 31, 2014, based on the maximum period prescribed in the management agreements and the basic daily fee in effect during 2014, such termination fee would be approximately $23,510.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

3. Transactions with related parties (continued):

Fees charged for the years ended December 31, 2014, 2013 and 2012 for technical and administrative services under the agreement amounted to $3,566, $2,737 and $2,638, respectively, and are separately reflected as Management fees-related party in the accompanying consolidated statements of income. During the years ended December 31, 2014, 2013 and 2012, the Partnership further incurred $1,363, $1,011 and $981, respectively, in connection with the commercial services under the agreement, which are separately reflected as Voyage expenses-related party in the accompanying consolidated statements of income. As of December 31, 2014 and 2013, the Partnership had granted to the Manager excess working capital advances of $889 and $1,456, respectively, which are separately reflected in Current Assets, Due from related party in the accompanying consolidated balance sheets.

The management agreements also provide for an advance equal to three months daily management fee. In the case of termination of the management agreements, prior to their eight year term, by any reason other than Manager's default, the advance is not refundable. Such advances as of December 31, 2014 and 2013 amounted to $1,125 and $675, respectively, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.
 (b) Loan from related party
On November 18, 2013, concurrently with the completion of its initial public offering, the Partnership entered into an interest free $30.0 million revolving credit facility with its Sponsor, Dynagas Holding, with an original term of five years from the closing date, to be used for general Partnership purposes including working capital. The loan may be drawn and be prepaid in whole or in part at any time during the life of the facility. As of December 31, 2013, $5.5 million were drawn down under the facility, which are separately reflected in Current Liabilities, Loan from related party in the accompanying consolidated balance sheets. In January 2014, the total amount drawn under the respective facility was repaid. No amounts were drawn under the respective facility since then.
(c) Omnibus Agreement –Vessel acquisitions from our Sponsor
On November 18, 2013, the Partnership entered into an agreement with its Sponsor (the "Omnibus Agreement") to govern among other things i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of Partnership's options to acquire certain offered optional vessels by its Sponsor, iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and iv) Sponsor's provisions of certain indemnities to the Partnership.  On April 17, 2014 and September 22, 2014, the Partnership entered into two separate Share Purchase Agreements to purchase from its Sponsor 100% of the ownership interests in the entities that own and operate the Arctic Aurora and the Yenisei River, two sister, 2013 built, ice class, liquefied natural gas carriers, for an aggregate purchase price of $492.5 million. On June 23, 2014 and September 25, 2014, within the context of these transactions, the Partnership completed the acquisition of the respective vessels and the related time charters. All of the other assets and liabilities relating to the Sponsor entities that owned the respective vessels did not form part of the purchase price and remained with the seller. The purchase price related to the Arctic Aurora acquisition was financed with a portion of the proceeds drawn under a new $340.0 million senior secured revolving credit facility (Note 5) and the net proceeds from a follow on public offering of common units contemplated in June 2014 (Note 8), whereas, the Yenisei River acquisition was funded at its greatest extent with the net proceeds of a $250.0 million Senior Unsecured Notes offering completed on September 15, 2014 (Note 5) and cash on hand. Both acquisitions from our Sponsor were similarly accounted for as transactions between entities under common control with the

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

3. Transactions with related parties (continued):

amount in excess of the vessel book value aggregating $88.1 million considered a preferential deemed dividend (Note 8).

(d) Executive Services Agreement
On March 21, 2014, the Partnership entered into an executive services agreement with the Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its executive officers, who report directly to the Board of Directors. Under the agreement, the Manager is entitled to an executive services fee of €538,000 per annum (or $654 on the basis of a Eur/US Dollar exchange rate of €1.0000/$1.2156 at December 31, 2014), payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. During the year ended December 31, 2014, the Partnership incurred $803 in connection with this agreement which is included in General and administrative expenses-related party in the accompanying 2014 consolidated statement of income.

(e) Administrative Services Agreement
On December 30, 2014 and effective as of the IPO closing date, the Partnership entered into an administrative services agreement with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Agreement can be terminated upon 120 days' notice granted either by the Partnership's Board or by Dynagas as per the provisions of the agreement. During the year ended December 31, 2014, the Partnership incurred $134 in connection with this agreement which is included in General and administrative expenses- related party in the accompanying 2014 consolidated statement of income. Up to December 31, 2014, the amount due under the agreement ($134) remained unsettled and is included in Current Liabilities as Due to related party in the accompanying 2014 consolidated balance sheet.
4. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2012	$540,454	$(73.700)	$466,754
—Depreciation	—	(13,579)	(13,579)
Balance December 31, 2013	$540,454	$(87,279)	$453,175
—Acquisitions (Note 3(c))	404,530	—	404,530
—Depreciation	—	(17,822)	(17,822)
Balance December 31, 2014	$944,984	$(105,101)	$839,883
Effective October 1, 2014, the Partnership revised its' scrap rate estimate, used to calculate the value of scrap steel for the purpose of estimating the residual values of vessels, from an average fleet scrap rate of $0.717 per lightweight ton (or a vessel specific of 12% of the initial vessel cost) to $0.685 per lightweight ton per LNG carrier.  The Partnership assessed this scrap rate based on current and historical market trends. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," was to decrease net income for the year ended December 31, 2014 by $38 and had an immaterial impact on earnings per common unit, basic and diluted.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

4. Vessels, net (continued):
As of December 31, 2014, apart from the Yenisei River, the remainder of the Partnership's fleet was first priority mortgaged as collateral to secure the New $340.0 million Credit Suisse Revolving Credit Facility discussed in Note 5.

5. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Debt instruments	Borrowers-Issuers	2014	2013

$262.1 Million Credit Suisse credit facility	Pegasus-Lance-Seacrown	$—	$214,085
$340.0 Million Credit Suisse credit facility	Pegasus-Lance-Seacrown-Fareastern	325,000	—
$250.0 Million Senior Unsecured Notes	Dynagas LNG Partners LP – Dynagas Finance Inc.	250,000	—
Total		$575,000	$214,085
Less current portion		$20,000	$—
Long-term portion		$555,000	$214,085

$262.1 million Credit Suisse Senior Secured Revolving Credit Facility:

On November 14, 2013, the Partnership entered, on a joint and several basis, into a Senior Secured Revolving Credit Facility (the "Revolving Credit Facility" or "Facility") with an affiliate of Credit Suisse for $262,125 in order to partially refinance its existing indebtedness of $346.1 million that was outstanding on November 18, 2013, soon after the successful completion of the Partnership's IPO. Of this amount, $214,085 was drawn on November 18, 2013 and, together with part of the net proceeds of the initial public offering discussed in Note 8, was used to fully repay the then outstanding principal and interest of the three loans outstanding at that time. The Revolving Credit Facility was guaranteed by the Partnership and was secured by, among other things, a first priority or preferred cross-collateralized mortgage on each of the Clean Force, the OB River and the Clean Energy and bore interest at LIBOR plus margin. The amount available under the Facility would be reduced each quarter for 14 consecutive quarters by $5,000 for the first 13 quarters and by approximately $197,125 for the fourteenth quarter ending on June 30, 2017. On June 23, 2014, the then outstanding balance of $214.1 million due under respective facility was fully repaid from the proceeds of a new senior secured credit facility concluded on June 19, 2014, discussed below.

New $340 million Credit Suisse Senior Secured Revolving Credit Facility:

On June 19, 2014, certain subsidiaries of the Partnership entered, on a joint and several basis, into a new Senior Secured Revolving Credit Facility (the "New Facility") with an affiliate of Credit Suisse for $340.0 million to refinance the $214.1 million outstanding under the Revolving Credit Facility and to fund a portion of the purchase price for the Arctic Aurora acquisition. On June 23, 2014, the Partnership drew down in full the amount available under the respective facility, a part of which, along with the net proceeds from the follow on public common units offering (Note 8), was utilized to fund the acquisition of the Arctic Aurora (Note 3(c)).The remainder of the amount drawn under the facility was used to fully repay the then outstanding principal and interest of the Revolving Credit Facility. The New Facility is guaranteed by the Partnership, Dynagas Equity Holding Ltd. and Dynagas Operating LP and is secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, the OB River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The facility bears interest at LIBOR plus a margin and is payable in 28

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

5. Long-Term Debt (continued):

consecutive equal quarterly installments of $5.0 million each and a balloon payment of $200.0 million at maturity in March 2021.

The New Facility contains financial and other covenants similar to those of the refinanced facility that require the Partnership to:
•	maintain total consolidated liabilities of less than 65% of the Partnership's consolidated market value adjusted total assets
•	maintain an interest coverage ratio of at least 3.0 times
•	maintain minimum liquidity equal to at least $24.0 million
•	employ at least three vessels in the fleet on charters with a minimum initial term of at least three years at above breakeven costs and
•	maintain a hull cover ratio, being the ratio of the aggregate of the vessels' market values and the net realizable value of any additional security over the outstanding amount of the facility, no less than 130%
In addition, during the security period, the Sponsor, will be required to own, directly or indirectly, at least 30% of the outstanding voting interests of the Partnership (which shall include common and subordinated units of the Partnership) and 100% of the outstanding voting interests and limited liability company interests in the General Partner. Finally, the New Facility similarly restricts the Partnership from paying any distributions if an event of default occurs.

$250 Million Senior Unsecured Notes due 2019
On September 15, 2014 the Partnership completed a public offering of $250.0 million aggregate principal amount Senior Unsecured Notes offering due October 30, 2019 (the "Notes") with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. On September 25, 2014, consistent with their intended use, the net proceeds from this offering of approximately $244.9 million along with cash on hand funded the entire purchase price of the Yenisei River (Note 3(c)). The Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. As per the provisions of the Notes and the Indenture, the Partnership may issue from time to time, unlimited as to principal amount senior unsecured debentures, to be issued in one or more series. The Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at its option prior to maturity.

The Notes contain financial covenants that require the Partnership to:

•	maintain aggregate free liquidity, which includes the minimum liquidity held under the New $340 million Credit Suisse Senior Secured Revolving Credit Facility, of at least $20.0 million
•	the ratio of total borrowings to total assets expressed as a percentage shall not exceed 75%
•	maintain minimum net worth of no less than $250.0 million

On terms similar with the New Facility, the Notes restrict the Partnership from declaring or making any distributions if an event of default occurs.

As of December 31, 2014, the Partnership was in compliance with all financial debt covenants under the Notes and the New Facility.
The annual principal payments for the Partnership's outstanding debt arrangements as at December 31, 2014 required to be made after the balance sheet date were as follows:

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

5. Long-Term Debt (continued):

Year ending December 31,	Amount
2015	$20,000
2016	20,000
2017	20,000
2018	20,000
2019	270,000
2020 and thereafter	225,000
Total	$575,000

The Partnership's weighted average interest rate on its long-term debt for the years ended December 31, 2014 and 2013 was 3.8% and 2.4%, respectively.
Total interest incurred on long-term debt for the years ended December 31, 2014, 2013 and 2012 amounted to $13,338, $8,248 and $8,551, respectively, and, is included in Interest and finance costs (Note 10) in the accompanying consolidated statements of income.
As of December 31, 2014, the Partnership had no unused borrowing capacity under the New Facility. As of December 31, 2014, the Partnership incurred $360 of commitment fees in connection with the undrawn amounts under the refinanced and the new Credit Suisse facilities. Commitment fees incurred for 2013 and 2012 amounted to $327 and $372, respectively. Such fees are included in Interest and finance costs (Note 10) in the accompanying consolidated statements of income.
6. Fair Value Measurements:

The carrying amounts of cash and cash equivalents, trade receivables and trade payables reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair values of long-term bank loans and restricted cash approximate the recorded values due to the variable interest rates payable. The Notes have a fixed rate, and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market), is approximately $236.3 million as of December 31, 2014 compared to its carrying value of $250.0 million. The fair value of loan from related party as of December 31, 2013 is not practicable to be estimated due to the absence of the fixed repayment terms. The fair value of non-current portion of amounts due from related party, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership's estimated cost of capital, is $780 as of December 31, 2014 compared to its' carrying value of $1,125. Additionally, the Partnership considers its creditworthiness in determining the fair value of the credit facilities.
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

7. Commitments and Contingencies:

(a) Long-term time charters:

On April 17, 2014, the Partnership entered into a new 13-year time-charter contract with Gazprom Marketing & Trading Singapore Pte. Ltd ("Gazprom") for the Clean Force. In addition, the Partnership entered into an agreement with BG Group Plc., the current charterer of the Clean Force, to amend, at no cost to the Partnership, the expiration date of the current time-charter contract from the third quarter of 2016 to July 2015, at which time the new Gazprom contract will take effect. Following the conclusion of the new Gazprom charter and the acceleration of the current charter with BG Group, the Partnership incurred one off non-cash charges of $908 that are presented contra to voyage revenues in the accompanying 2014 consolidated statement of income.
The Partnership's future minimum contractual charter revenues under its non-cancelable long-term time charter contracts as of December 31, 2014, gross of brokerage commissions, without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:

Year ending December 31,	Amount
2015	$145,611
2016	147,114
2017	115,821
2018	56,893
2019	24,273
Thereafter	200,750
Total	$690,462

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

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3 the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas Ltd. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement under all circumstances until the termination of each charter party in force at the time of termination. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $8,631. For administrative and technical management fees the Partnership currently pays a daily management fee of $2.6 per vessel (Note 3(a)). Such management fees for the period from January 1, 2015 to the expiration of the agreements

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

7. Commitments and Contingencies (continued):

on December 31, 2020, adjusted for 3% inflation as per agreement, are estimated to be $31,338 and are analyzed as follows:

Year ending December 31,	Amount
2015	$4,840
2016	4,999
2017	5,135
2018	5,289
2019	5,448
Thereafter	5,627
Total	$31,338

8. Partners' Equity:
a) Issuance of units: As described in Note 1, on October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the "General Partner"), a Company owned and controlled by Dynagas Holding Ltd, 30,000 General Partner Units and all of its incentive distribution rights, which entitle the General Partner to increasing percentages of the cash the Partnership's distributable cash; in exchange for their beneficial ownership interest in the predecessor companies. The unit and per unit data included in the accompanying consolidated financial statements have been restated to reflect the issuance of the above units, for all periods presented.

b) Initial Public Offering: On November 18, 2013, the Partnership completed its initial public offering of 8,250,000 common units at a price of $18.00 per unit on the NASDAQ Global Market and raised gross proceeds of $148.5million. The net IPO proceeds amounted to$136.9 million, after deducting underwriting commission of $8.9 million and equity raising expenditures of $2.7 million. The IPO expenditures were fully settled up to December 31, 2014.Concurrently with the sale of the Partnership's common units and at the same price per unit, Dynagas Holding Ltd. sold 4,250,000 common units. The Partnership did not receive any proceeds from this sale. On December 5, 2013, the underwriters exercised their over-allotment option granted to them by Dynagas Holding, following which, the Sponsor offered 1,875,000 additional common units to the public on the same terms as in the initial offering. The Partnership did not receive any proceeds from the sale of these additional common units.

c) Follow-on offering: On June 18, 2014, the Partnership completed a follow on public offering of 5,520,000 common units, including the full exercise of the underwriters' over-allotment option to purchase up to 720,000 common units. The net proceeds from the offering amounted to $120.5 million, after deducting the underwriting discount of $4.7 million and offering expenses incurred of $0.6 million and were used to fund the acquisition of the Arctic Aurora (Note 3(c)). As of December 31, 2014, the Partnership had fully settled these offering expenses. Simultaneously with the closing of this offering, the Partnership issued $5,526 General Partner units to the Sponsor to allow it to maintain its 0.1% general partner interest for which the Partnership received $126.
d) Distributions and preferential deemed dividend: The partnership agreement provides for minimum quarterly distributions of a specified dollar amount to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Partnership pays quarterly cash distributions in the following manner:

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

8. Partners' Equity (continued):

•	first, 99.9% to the holders of common units and 0.1% to the General Partner, until each common unit has received a minimum quarterly distribution of a specified dollar amount plus any arrearages from prior quarters
•	second, 99.9% to the holders of subordinated units and 0.1% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of a specified dollar amount; and

•	third, 99.9% to all unitholders, pro rata, and 0.1% to the General Partner, until each unit has received an aggregate distribution of a specified dollar amount

Thereafter, the percentage allocations of the additional available cash from operating surplus among the unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are as follows:

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the first target distribution.

There were no distributions to the partners during the year ended December 31, 2013. On February 14, 2014 the Partnership paid a cash distribution for the fourth quarter of 2013 of $0.1746 per unit, pro-rated from the Offering closing date through December 31, 2013, which amounted to $5.2 million, to all unitholders on record as of February 10, 2014, pursuant to a decision taken by the Board of Directors on January 31, 2014.

 On April 25, 2014 the Partnership's Board of Directors, approved its cash distribution for the three month period ended March 31, 2014 of $0.365 per unit, or $11.0 million, which was paid on May 12, 2014, to all unitholders of record as of May 5, 2014.

On July 21, 2014 the Partnership's Board of Directors further approved its cash distribution for the quarter ended June 30, 2014 of $0.365 per unit, or $13.0 million, which was paid on August 12, 2014, to all unitholders of record as of August 5, 2014.

On July 31, 2014, following the Arctic Aurora acquisition, the Partnership's Board of Directors approved the Management's recommendation for an increase in the quarterly cash distribution paid to common, subordinated and general partner unitholders by $0.025 per unit (an annualized increase of $0.10 per unit), which became effective with respect to the third quarter 2014 distribution. On November 12, 2014, the Partnership paid in this respect, an amount of $13.8 million, or $0.39 per unit, to all unitholders of record as of November 5, 2014.

On January 14 2015, following the Yenisei River acquisition, the Partnership's Board of Directors approved a quarterly cash distribution for the fourth quarter of 2014 of $0.4225 per unit which will initially

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

8. Partners' Equity (continued):

become effective for the Partnership's distribution with respect to the quarter ended December 31, 2014 (Note 12).

In addition, upon acquisition from the Partneship's Sponsor of the Arctic Aurora and the Yenisei River, the purchase price in excess of the vessels' book value at the date of each transaction, aggregating to $88.1 million, was considered a preferential deemed dividend to the Sponsor and was allocated to Partner's equity in accordance with the number of units held by the Sponsor.
9. Earnings per Unit:
The Partnership calculates earnings per unit by allocating distributed and undistributed net income for each period to each class of units. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in Dynagas Partners' partnership agreement, as generally prescribed in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model.
The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership's net earnings.
The calculations of the basic and diluted earnings per unit, are presented below:

	Year ended December 31,
	2014	2013	2012
Net income attributable to common unitholders	$28,323	$22,787	$9,239
Earnings per common unit, basic and diluted	$1.58	$2.95	$1.37
Weighted average number of common units outstanding, basic and diluted	17,964,288	7,729,521	6,735,000
10. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2014	2013	2012
Interest expense (Note 5)	$13,338	$8,248	$8,551
Amortization and write-off of deferred financing fees	785	1,050	590
Commitment fees (Note 5)	360	327	372
Other	41	107	63
Total	$14,524	$9,732	$9,576
11. Taxes:

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

11. Taxes (continued):

the Greek Republic. The technical manager of the Partnership's vessel's, Dynagas Ltd an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf the Partnership. These tonnage taxes for the years ended December 31, 2014 and 2013 amounted to $245 and $96, respectively, and have also been included in Vessel operating expenses in the accompanying consolidated statements of income.

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
The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2014, 2013 and 2012 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source Shipping Income, the Partnership would be subject to U.S. federal income tax approximately nil for the years ended December 31, 2013 and 2012 and $15 for the year ended December 31, 2014.

12. Subsequent Events:

On January 14, 2015 the Partnership's Board of Directors approved its increased over the previous quarter cash distribution, for the quarter ended December 31, 2014 of $0.4225 per unit, or $15.0 million, which was paid on February 12, 2015, to all unitholders of record as of February 5, 2015.