Form 20-F
period 2015-12-31
Dynagas LNG Partners LP
filed 2016-04-18
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

23, Rue Basse, 98000 Monaco
(Address of principal executive offices)
Michael Gregos 23, Rue Basse, 98000 Monaco Tel. +377 99996445
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common units representing limited partnership interests 6.25% Senior Notes Due 2019 9.00% Series A Cumulative Redeemable Preferred Units	New York Stock Exchange New York Stock Exchange New York Stock Exchange
Title of class	Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
20,505,000 Common Units
3,000,000 9.00% Series A Cumulative Redeemable Preferred Units
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

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT
This Annual Report on Form 20-F for the year ended December 31, 2015, or the Annual Report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to "Dynagas LNG Partners," the "Partnership," "we," "our" and "us" or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP.  Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our "Fleet." References in this Annual Report to "our General Partner" refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP.  References in this Annual Report to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "Manager" refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. George Prokopiou. References in this Annual Report to the "Prokopiou Family" are to our Chairman, Mr. George Prokopiou, and members of his family.
All references in this Annual Report to us for periods prior to our initial public offering, or IPO, on November 18, 2013 refer to our predecessor companies and their subsidiaries, which are former subsidiaries of our Sponsor that had interests in the Clean Energy, the Ob River and the Amur River, collectively our "Initial Fleet" or the "Sponsor Controlled Companies".
All references in this Annual Report to "BG Group," "Gazprom," "Statoil," and "Yamal" refer to BG Group Plc, Gazprom Global LNG Limited, Statoil ASA, and Yamal Trade Pte. Ltd., respectively, that are our current and prospective charterers.
References herein to the "Omnibus Agreement" refer to the Omnibus Agreement, as amended and as currently in effect, with our Sponsor.
Our Sponsor owns a minority ownership interest in each of the five entities that own Hull 2421, Hull 2422, Hull 2427, Hull 2428 and Hull 2429, respectively, including the related charters or other agreements relating to the operation or ownership of such hulls (or such LNG carriers upon delivery).  We refer to these hulls (or such LNG carriers upon delivery) throughout this Annual Report as the "Additional Optional Vessels." Pursuant to the Omnibus Agreement, we have the right but not the obligation, subject to certain terms and conditions, to acquire our Sponsor's ownership interest in the Additional Optional Vessels, which is our Sponsor's minority ownership interest in the applicable vessel-owning subsidiaries.
The "Yamal LNG Project" refers to the LNG production terminal that is currently under construction on the Yamal Peninsula in Northern Russia.  The completed terminal is expected to consist of three LNG trains with a total capacity of 16.5 million metric tons of LNG per year, that will require ice-class designated vessels to transport LNG from this facility, and for which certain of the vessels in our fleet, and the vessels in our Sponsor's fleet, including the Additional Optional Vessels, have been contracted.  The Yamal LNG Project is a joint venture between NOVATEK (50.1%), TOTAL (20%), China National Oil & Gas Exploration and Development Corporation (CNODC) (20%) and Silk Road Fund (9.9%). Please see "Item 4. Information on the Partnership—B. Business Overview."
Unless otherwise indicated, all references to "U.S. dollars," "dollars" and "$" in this Annual Report are to the lawful currency of the United States. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of our vessels.
FORWARD-LOOKING STATEMENTS
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
i

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:
•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps (if any);
•	our ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	our ability to purchase vessels from our Sponsor and other parties in the future, including the Optional Vessels (defined later);
•	our continued ability to enter into long-term time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	availability of skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;
•	the anticipated taxation of our Partnership and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	charterers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our common units in the public market;
•	our business strategy and other plans and objectives for future operations; and
•	other factors detailed in this Annual Report and from time to time in our periodic reports.
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
A.            SELECTED FINANCIAL DATA
The following table presents our selected consolidated financial and operating data. For periods prior to the completion of our IPO, which occurred on November 18, 2013, our historical consolidated financial statements have been prepared according to a transaction that constitutes a reorganization of companies under common control and has been accounted for in a manner similar to a pooling of interests, as the Sponsor Controlled Companies were indirectly wholly-owned by the Prokopiou Family prior to the transfer of ownership of these companies to us. Accordingly, our financial statements have been presented, giving retroactive effect to the transaction described above, using consolidated and combined financial historical carrying costs of the assets and liabilities of Dynagas LNG Partners and the Sponsor Controlled Companies.
The following selected historical balance sheet data as of December 31, 2015 and 2014 and statement of income data for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been derived from our audited consolidated and combined financial statements which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our historical consolidated financial statements and the notes thereto included elsewhere in this Annual Report.
Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of our Sponsor in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.
	Year Ended December 31,
	2015	2014	2013	2012	2011
Statement of Income Data	(In thousands of Dollars, except for unit per unit data )
Voyage revenues	$145,202	$107,088	$85,679	$77,498	$52,547
Voyage expenses- including related party (1)	(2,804)	(2,273)	(1,686)	(3,468)	(1,353)
Vessel operating expenses	(23,244)	(16,813)	(11,909)	(15,722)	(11,350)
General and administrative expenses- including related party	(1,805)	(1,951)	(387)	(278)	(54)
Management fees	(4,870)	(3,566)	(2,737)	(2,638)	(2,529)
Depreciation	(24,387)	(17,822)	(13,579)	(13,616)	(13,579)
Dry-docking and special survey costs	-	-	-	(2,109)	-
Operating income	$88,092	$64,663	$55,381	$39,667	$23,682
Interest income	35	221	-	1	4
Interest and finance costs	(27,974)	(14,524)	(9,732)	(9,576)	(3,977)
Loss on derivative financial instruments	-	-	-	(196)	(824)
Other, net	(103)	201	(29)	(60)	(65)
Net Income	$60,050	$50,561	$45,620	$29,836	$18,820
Earnings per Unit (basic and diluted):

Common Unit (basic and diluted)	$1.60	$1.58	$2.95	$1.37	$0.87
Weighted average number of units outstanding (basic and diluted):
Common units	20,505,000	17,964,288	7,729,521	6,735,000	6,735,000
Cash distributions declared and paid per common unit	$1.69	$1.29 (2)	$-	$-	$-
Balance Sheet Data:
Total current assets	$25,814	$14,348	$7,606	$8,981	$3,453
Vessels, net	1,036,157	839,883	453,175	466,754	480,370
Total assets	1,108,103	887,376	488,735	476,275	484,363
Total current liabilities	51,353	33,249	14,903	398,434	439,024
Total long term debt, including current portion, gross of deferred financing fees	688,333	575,000	219,585	380,715	402,189
Total partners' equity	367,838	297,698	257,699	75,175	45,339
Cash Flow Data:
Net cash provided by operating activities	$96,944	$76,443	$44,204	$27,902	$28,974
Net cash used in investing activities	(205,045)	(404,530)	-	-	-
Net cash provided by/ (used in) financing activities	120,445	334,359	(38,527)	(27,902)	(28,974)
Fleet Data:
Number of vessels at the end of the year	6	5	3	3	3
Average number of vessels in operation (3)	5.0	3.8	3.0	3.0	3.0
Average age of vessels in operation at end of year (years)	5.4	5.0	6.4	5.4	4.4
Available days (4)	1,836	1,384	1,095	1,056	1,095
Time Charter Equivalent (in US dollars) (5)	$77,559	$75,733	$76,706	$70,104	$46,753
Fleet utilization (6)	99%	100%	100%	99.5%	99.5%
Other Financial Data:
Adjusted EBITDA (7)	$113,202	$84,751	$64,749	$55,889	$37,196

(1)	Voyage expenses include commissions of 1.25% paid to our Manager and third-party ship brokers.
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

(5)
Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available days):

	Year Ended December 31,
	(In thousands of Dollars)
	2015	2014	2013	2012	2011
Voyage revenues	$145,202	$107,088	$85,679	$77,498	$52,547
Voyage expenses	(2,804)	(2,273)	(1,686)	(3,468)	(1,353)
Time charter equivalent revenues	142,398	104,815	83,993	74,030	51,194
Total Available days	1,836	1,384	1,095	1,056	1,095
Time charter equivalent (TCE) rate	$77,559	$75,733	$76,706	$70,104	$46,753
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

		Year Ended December 31,
	2015	2014	2013	2012	2011
Reconciliation to Net Income
Net Income	$60,050	$50,561	$45,620	$29,836	$18,820
Net interest and finance costs (1)	27,939	14,303	9,732	9,771	4,797
Depreciation	24,387	17,822	13,579	13,616	13,579
Non- recurring expense from accelerated time charter amortization	-	908	-	-	-
Amortization of fair value of acquired time charter	218	-	-	-	-
Charter hire amortization and other non-cash revenue adjustments	608	1,157	(4,182)	2,666	-
Adjusted EBITDA	$113,202	$84,751	$64,749	$55,889	$37,196

(1) Includes interest and finance costs, net of interest income, and (gain)/ loss on derivative instruments, if any.
B.            CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.            REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.            RISK FACTORS
The following risks relate principally to the industry in which we operate and to our business in general.  Other risks relate principally to the securities market and ownership of our securities, including our common units, our 9.00% Series A Cumulative Redeemable Preferred Units, or our Series A Preferred Units and our 6.25% Notes due October 30, 2019, or our 2019 Notes. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distribution on our units and required payments on our 2019 Notes, and the trading price of our securities.
Risks Relating to Our Partnership
Our Fleet consists of only six LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay the minimum quarterly distribution on our common units or distributions on our preferred units.
Our Fleet consists of only six LNG carriers. If any of our vessels is unable to generate revenues as a result of off-hire time, early termination of the time charter in effect or otherwise, our business, results of operations financial condition and ability to make quarterly and other distributions to our common and preferred unitholders could be materially adversely affected.
We currently derive all our revenue and cash flow from three charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.
We currently derive all of our revenue and cash flow from three charterers, BG Group, Gazprom and Statoil. For the year ended December 31, 2015, BG Group accounted for 29%, Gazprom accounted for 52% and Statoil accounted for 19% of our total revenue.  All of the charters for our Fleet have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay minimum quarterly distributions and other distributions to our unitholders.

In addition, a charterer may exercise its right to terminate its charter if, among other things:
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
Furthermore, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates.
If any of our charters is terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition.  Any of these factors may decrease our revenue and cash flows.  Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to make minimum quarterly distributions and other distributions to our unitholders.
We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We have entered into, and may enter in the future, contracts, charters, newbuilding and conversion contracts with shipyards, debt agreements with financial institutions and other counterparts, interest rate swaps, foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  Please also see "—We currently derive all our revenue and cash flow from three charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business."

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units and distributions on our Series A Preferred Units or pay distributions at all.
Our Board of Directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our Partnership Agreement and applicable law, and there is no guarantee that we will continue to make distributions to our unitholders in the future.  In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.365 per unit on our common units.  The amount of cash we can distribute on our common and preferred units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:
•	the rates we obtain from our charters;
•	the level of our operating costs, such as the cost of crews and insurance;
•	the continued availability of natural gas production;
•	demand for LNG;
•	supply of LNG carriers;
•	prevailing global and regional economic and political conditions;
•	currency exchange rate fluctuations; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.
In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:
•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring secondhand vessels and complying with regulations;
•	the number of unscheduled off-hire days for our Fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;
•	our debt service requirements and restrictions on distributions contained in our debt instruments;
•	the level of debt we will incur to fund future acquisitions, including the Optional Vessels that we have the right (but not the obligation) to acquire from our Sponsor, pursuant to the terms and subject to the conditions of the Omnibus Agreement (defined below). See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions";
•	fluctuations in interest rates;
•	fluctuations in our working capital needs;

•	variable tax rates;
•	our ability to make, and the level of, working capital borrowings;
•	the performance of our subsidiaries and their ability to distribute cash to us; and
•	the amount of any cash reserves established by our Board of Directors.
The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distributions.  As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.
Our future growth depends on our ability to expand relationships with our existing charterers, establish relationships with new charterers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.
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
We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including other independent ship owners as well as state-sponsored entities and major energy companies that own and operate LNG carriers and may compete with independent owners by using their fleets to carry LNG for third-parties. Some of these competitors have significantly greater financial resources and larger fleets than we have. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years, and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to obtain new time charter contracts on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

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
From time to time in the future, consistent with our growth strategy, we may acquire additional vessels, including the Optional Vessels, from our Sponsor and other entities. We will be required to make substantial capital expenditures to expand the size of our Fleet and we may be required to make significant installment payments to retrofit our existing LNG carriers and to acquire LNG carriers.  If we choose to purchase any other LNG carriers, we plan to finance the cost either through cash from operations, borrowings under debt facilities or other debt or equity financings.
Use of cash from operations to expand our Fleet will reduce cash available for distribution to unitholders.  Our ability to obtain bank or other financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and contingencies and uncertainties that are beyond our control.  Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions.  Even if we are successful in obtaining necessary funds, the terms of any debt or equity financings could limit our ability to pay cash distributions to unitholders.  In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.
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
We may be subject to certain risks with respect to our acquisition ,or potential acquisition, of our Sponsor's ownership interest in the Additional Optional Vessels.
If we acquire any or all of our Sponsor's ownership interest in the Additional Optional Vessels pursuant to the terms and subject to the conditions of the Omnibus Agreement, we will own such vessels jointly with Sinotrans Shipping LNG Limited, or Sinotrans, and China LNG Shipping (Holdings) Limited, or China LNG Shipping, and we will become party to the shareholders' agreement which governs this joint venture relationship.  We will not own a majority of the ownership interests in the entities that own the Additional Optional Vessels and, as such, we may not be able to exercise control over such entities or the Additional Optional Vessels.  In addition, while we expect that the vessel owning entities will distribute all of their available cash to us and their other holders, we cannot guarantee whether such entities will do so, if at all.
Furthermore, the Additional Optional Vessels are being constructed with highly specialized technical specifications to meet the requirements for the Yamal LNG Project and will have limited redeployment prospects to operate as conventional trading LNG carriers if the Yamal LNG Project is abandoned or cancelled. To the extent these vessels are no longer employed under the Yamal LNG Project, we may lose our option to purchase our Sponsor's ownership interest in these vessels under the Omnibus Agreement, and further, if such contracts are terminated after we have acquired such ownership interest, we may be unable to re-charter or sell these vessels without making significant capital expenditures to reformat these vessels for trading in other markets.The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows, and ability distribute cash to our unitholders.
The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
As of December 31, 2015, we had total outstanding long-term debt of $688.3 million consisting of amounts outstanding under our $340.0 million senior secured revolving credit facility that matures in March 2021, or our $340 Million Senior Credit Facility, our $200 million senior secured term loan facility that matures in December 2020, or our $200 Million Term Loan Facility, and our 2019 Notes. In addition, we have the ability to borrow an additional $30 million under our interest free $30 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.
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
Our Series A Preferred Units are subordinate to our indebtedness, and the interests of holders of Series A Preferred units could be diluted by the issuance of additional preferred units, including additional Series A Preferred Units, and by other transactions.

Our Series A Preferred Units are subordinated to all of our existing and future indebtedness. The payment of principal and interest on our debt reduces cash available for distributions and therefore, our ability to pay distributions on, redeem at our option or pay the liquidation preference on our Series A Preferred Units in liquidation or otherwise may be subject to prior payments due to the holders of our indebtedness.
The issuance of additional limited partner interests on a parity with or senior to our Series A Preferred Units would dilute the interests of the holders of our Series A Preferred Units, and any issuance of senior securities or parity securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Series A Preferred Units. No provisions relating to our Series A Preferred Units protect the holders of our Series A Preferred Units in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series A Preferred Units.

We may be unable to comply with covenants in our debt agreements or any future financial obligations that impose operating and financial restrictions on us.
Certain of our existing and future debt agreements, which may be secured by mortgages on our vessels, impose and will impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the debt agreement, which we refer to as the asset coverage ratio. In addition, certain of our debt agreements require us to satisfy certain other financial covenants, including maintenance of minimum cash liquidity levels, minimum EBITDA to interest expense, minimum net worth, limitation on total borrowings and market value adjusted leverage.
The operating restrictions contained in our existing and future debt agreements may prohibit or otherwise limit our ability to, among other things:
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

Therefore, we may need to seek permission from our lenders in order to engage in some actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay distributions, including the minimum quarterly distributions on our common units and quarterly distributions on our Series A Preferred Units, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
In addition, our secured credit facilities require us to maintain specified financial ratios and to satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute a part, all, or substantially all of our assets. Moreover, in connection with any waivers or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, make distributions to our unitholders repurchase our securities, make capital expenditures, or incur additional indebtedness.
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
See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."
Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its debt agreements or any other agreement relating to the Optional Vessels, our business and expected plans for growth may be materially affected.
Our Sponsor may be unable to fulfill its obligations under its debt and other agreements that are secured by or relate to the Optional Vessels. Failure on behalf of our Sponsor to perform its obligations under its debt, including paying scheduled installments and complying with certain covenants, may constitute an event of default under these secured loan agreements. If an event of default occurs under these loan agreements, our Sponsor's lenders could accelerate the outstanding loans and declare all amounts borrowed due and payable. In this case, if our Sponsor is unable to obtain a waiver or amendment or does not otherwise have enough cash on hand to repay the outstanding borrowings, its lenders may, among other things, foreclose their liens on the Optional Vessels. In addition, if our Sponsor fails to perform its obligations under other agreements governing the Optional vessels, we might not be able to take delivery of such Optional Vessels at all. In these cases, we may not be able to exercise our rights under the Omnibus Agreement to acquire the Optional Vessels, which would likely have a material adverse effect on our business and our expected plans for growth.
In addition, since our Sponsor is a private company and there is little or no publicly available information about it, we or an investor could have little advance warning of potential financial or other problems that might affect our Sponsor that could have a material adverse effect on us.

We are dependent on our affiliated Manager for the management of our Fleet and for the provision of executive management and financial support services.
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
The control of our General Partner may be transferred to a third-party without unitholder consent.
Our General Partner may transfer its General Partner interest to a third-party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders.  In addition, our Partnership Agreement does not restrict the ability of the members of our General Partner from transferring their respective membership interests in our General Partner to a third-party.
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
Similarly, pursuant to the Omnibus Agreement with our Sponsor and our General Partner, our Sponsor and its affiliates (other than us, and our subsidiaries) generally have agreed, for the term of the Omnibus Agreement, not to acquire, own, operate or contract for any LNG carriers acquired or placed under contracts with an initial term of four or more years. The Omnibus Agreement, however, contains significant exceptions which include, among other things, the owning and operating of the Optional Vessels that may allow our Sponsor or any of its affiliates to compete with us, which could harm our business. Our Sponsor and its affiliates may compete with us, subject to the restrictions contained in the Omnibus Agreement, and could own and operate LNG carriers under charters of four years or more that may compete with our vessels if we do not acquire such vessels when they are offered to us pursuant to the terms of the Omnibus Agreement. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."
Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer, and certain other officers will not devote all of their time to our business, which may hinder our ability to operate successfully.
Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer, and certain other officers who perform executive officer functions for us, are not required to work full-time on our affairs and are involved in other business activities with our Sponsor and its affiliates, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Based solely on the anticipated relative sizes of our Fleet and the fleet owned by our Sponsor and its affiliates over the next twelve months, we estimate that Mr. Lauritzen, Mr. Gregos, and certain other officers may spend a substantial portion of their monthly business time on our business activities and their remaining time on the business of our Sponsor and its affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. As a result, there could be material competition for the time and effort of our officers who also provide services to our General Partner's affiliates, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Unitholders have limited voting rights, and our Partnership Agreement restricts the voting rights of our unitholders that own more than 4.9% of our common units.
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our Board of Directors that are eligible for reelection and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only three of the five members of our Board of Directors. The elected directors will be elected on a staggered basis and will serve for three year terms. Our General Partner has the right to appoint the remaining two directors and set the terms for which those directors will serve. The Partnership Agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units and subordinated units, including any units owned by our General Partner, our Sponsor and their respective affiliates, voting together as a single class.
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
Our Partnership Agreement provides that our Board of Directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. The Marshall Islands Revised Limited Partnership Act, or the Partnership Act, states that a member or manager's "duties and liabilities may be expanded or restricted by provisions in the Partnership Agreement." As permitted by the Partnership Act, our Partnership Agreement contains provisions that reduce the standards to which our General Partner and our directors and our officers may otherwise be held by Marshall Islands law. For example, our Partnership Agreement:
•	provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders' interests. Our General Partner may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our General Partner will be made by its sole owner. Specifically, our General Partner may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint certain of our directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the general partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;
•	provides that our directors and officers are entitled to make other decisions in "good faith," meaning they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by our conflicts committee of our Board of Directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third-parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our Board of Directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and
•	provides that neither our General Partner nor our officers or our directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our General Partner, our directors or officers or those other persons engaged in actual fraud or willful misconduct.
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
Our Manager, which is wholly-owned by Mr. George Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to the Management Agreements. We currently pay our Manager a fee of $2,732 per day for each vessel for providing our ship owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $6.7 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2015.
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
We have further entered into an executive services agreement, or the Executive Services Agreement, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, which expires in November 2018, payable in equal monthly installments. After the expiration of the firm period, the Executive Services Agreement will automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2015, we incurred approximately $0.6 million in connection with this agreement.
Pursuant to an administrative services agreement, or the Administrative Services Agreement, our Manager also provides us with certain administrative and support services for which we currently pay a monthly fee of $10,000, plus all related costs and expenses. As of December 31, 2015, we incurred $0.1 million in connection with this agreement.
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
•	The unitholders are unable to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our General Partner. Our Sponsor owns 610,000 of our common units and all of our subordinated units, representing approximately 43.9% of the outstanding common and subordinated units.
•	If our General Partner is removed without "cause" during the subordination period and units held by our General Partner and our Sponsor are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our General Partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our General Partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of our General Partner's interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our General Partner liable for actual fraud or willful or wanton misconduct. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our General Partner, so the removal of our General Partner because of the unitholders' dissatisfaction with our General Partner's decisions in this regard would most likely result in the termination of the subordination period.
•	Common unitholders are entitled to elect only three of the five members of our Board of Directors. Our General Partner in its sole discretion appoints the remaining two directors.
•	Election of the three directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our General Partner serve for terms determined by our General Partner.
•	Our Partnership Agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.
•	Unitholders' voting rights are further restricted by the Partnership Agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our Board of Directors are not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our Partnership Agreement on our ability to issue additional equity securities.
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
Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:
•	renew existing charters upon their expiration;
•	obtain new charters;
•	successfully interact with shipyards;
•	obtain financing on commercially acceptable terms;
•	maintain access to capital under the Sponsor credit facility; or

•	maintain satisfactory relationships with suppliers and other third-parties.
Our current time charters and certain of our debt agreements prevent us from changing our Manager.
Our ability to change our Manager with another affiliated or third-party Manager, is prohibited by provisions in our current time charters and would constitute an event of default under our $340 Million Senior Credit Facility and our $200 Million Term Loan Facility, without their prior consent.  In addition, we cannot assure you that future debt agreements or time charter contracts with our existing or new lenders or charterers, respectively, will not contain similar provisions.
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
LNG carriers require a technically skilled officer staff with specialized training. As the world LNG carrier fleet continues to grow, the demand for technically skilled officers and crew has been increasing. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our Fleet. If we or our third-party ship Managers are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels. A material decrease in the supply of technically skilled officers or an inability of our Manager to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to pay quarterly distributions to our common and preferred unitholders.
The derivative contracts we may enter into, in the future, to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.
As of December 31, 2015, we had total outstanding long-term debt of $688.3 million, of which $438.3 million was exposed to a floating interest rate. In order to manage our current or future exposure to interest rate fluctuations, we may use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2015, we had not entered into interest rate swap agreements to fix the interest rate on our floating rate bank debt. Any future hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

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
We are an "emerging growth company" as defined in the JOBS Act. As an "emerging growth company" we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.  We cannot predict if investors will find our common units less attractive because we rely on this exemption. If some investors find our common units less attractive as a result, there may be a less active trading market for our units and our unit price may be more volatile. We will continue to be deemed an "emerging growth company" until the earliest of the last day of the fiscal year of during which we had total annual gross revenues of $1 billion or more, the last day of the fiscal year following our fifth IPO anniversary, the date in which, during the previous 3-year period, we have issued more than $1.0 billion in non-convertible debt, or the date on which we will be deemed to be a large accelerated filer.
Our ability to grow and to meet our financial needs, including our future obligations to holders of the Series A Preferred Units, may be adversely affected by our cash distribution policy.
Our cash distribution policy, which is consistent with our Partnership Agreement, requires us to distribute all of our available cash (as defined in our Partnership Agreement) each quarter. As a result, we do not expect to accumulate significant amounts of cash. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.
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
In addition, we are not required to accumulate cash for the purpose of meeting our future obligations to holders of our Series A Preferred Units. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce or eliminate the cash available to us in subsequent periods to make payments on the Series A Preferred Units.
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
LNG carriers are complex and their operation is technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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
Over the past five years, global LNG demand has remained flat at around 240 million tons per year.  The effect of rising Asian demand has been offset by declining demand from European countries. Preliminary estimates by Drewry Shipping Consultants Ltd., or Drewry, suggest that global LNG trade in 2015 declined marginally by 3% mainly because of the changing priorities of major LNG importers such as Japan and South Korea in favor of nuclear energy and coal based power plants. Lower crude oil prices have also put a pressure on the LNG demand.  Continued economic uncertainty and the continued acceleration of unconventional natural gas production could also have an adverse effect on our ability to secure future term charters.

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
Hire rates for LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.
Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our vessels are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for distributions to our unitholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.
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
As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel would be significant. If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel, results of operations and financial condition and ability to pay minimum quarterly or other distributions to our unitholders.
An oversupply of ships or delays or abandonment of planned projects may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.
According to Drewry, during the period from 2011 to January 2016, the global fleet of LNG carriers grew from 358 to 422 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolition. Although the global newbuilding orderbook dropped sharply in 2008, 2009 and 2010, ordering activity increased in the light of Fukushima nuclear disaster and, according to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and a further 33 in 2012. In 2013 and2014, ordering activity remained firm and a total of 100 newbuild orders were placed.  However, provisional data suggest that only 32 new vessels were ordered in 2015 because of weaker macroeconomic outlook. According to Drewry, as of January 31, 2016, the newbuilding orderbook consisted of 141 vessels with a combined capacity of 23.6 million cbm, equivalent to 36.8% of the current global LNG carrier fleet by capacity. The delivery of these newbuildings will occur between 2016 and 2019.
According to Drewry, as of January 31, 2016 only 11 LNG carriers, representing 2.7% of the LNG vessels in the global LNG fleet, have an Ice Class 1A designation or equivalent rating.
According to Drewry, as of January 31, 2016, there were only 56 LNG carriers currently in operation, including the vessels in our Fleet, with a carrying capacity of between 149,000 and 155,000 cbm and a membrane containment system.  There are a total of 141 LNG carriers on order, of which 10 are being constructed with these specifications.
We may have more difficulty entering into multi-year time charters in the future if an active spot LNG shipping market continues to develop.
One of our principal strategies is to enter into additional LNG carrier long term time charters. Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and time charters of less than 24 months in duration has grown in the past few years. If an active spot market continues to develop, we may have increased difficulty entering into multi-year time charters upon expiration or early termination of our current charters or for any vessels that we acquire in the future, and, as a result, our cash flow may be less stable. In addition, an active spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

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
If we cannot meet our charterers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Customers, and in particular those in the LNG industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuous increasing requirements from LNG industry constituents can further complicate our ability to meet the standards. Any noncompliance by the Partnership, either suddenly or over a period of time, on one or more LNG Carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Our vessels and their cargoes are at risk of being damaged or lost because of events such as:
•	marine disasters;
•	piracy;
•	environmental accidents;
•	bad weather;
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	human error; and
•	war and terrorism.
An accident involving any of our vessels could result in any of the following:
•	death or injury to persons, loss of property or environmental damage;
•	delays or failure in the delivery of cargo;
•	loss of revenues from or termination of charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	spills, pollution and the liability associated with the same;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.

Any of these events could result in a material adverse effect on our business, financial condition and operating results. If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If any of our vessels is involved in an accident with the potential risk of environmental consequences, the resulting media coverage could have a material adverse effect on our business, results of operations and cash flows, which in turn could weaken our financial condition and negatively affect our ability to pay distributions to our unitholders.
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
Global financial markets and economic conditions have been, and continue to be, volatile. These issues, along with significant write-offs in the financial services sector, the significant drop in crude oil prices, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing unitholders or preclude us from issuing equity at all.
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

As of the date of this Annual Report, we have not secured any financing in connection with the potential acquisition of the Optional Vessels, since it is uncertain if and when such purchase options will be exercised. Our Sponsor has entered into loan agreements in connection with these Optional Vessels. In the event we acquire any or all of the Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us. Any such novation would be subject to each respective lender's consent.
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
Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the "Kyoto Protocol", a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (MARPOL), and some countries have made voluntary pledges to control the emissions of greenhouse gasses. The IMO has already approved two sets of mandatory requirements to address greenhouse gases from ships: the Energy Efficiency Design Index, or EEDI, and the Ship Energy Efficiency Management plan, or SEEMP. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our vessels and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
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
Because we operate our vessels worldwide in the geographic areas where our charterers do business, our operations may be affected by economic, political and governmental conditions in the countries where our vessels operate, where they are registered, or where our charterers are located. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows. In particular, our vessels frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad as well as transit through the Gulf of Aden and the Strait of Malacca. In addition, we, either directly, or indirectly through our customer Gazprom, an international energy company based in Russia, may be affected by political tension in Europe between Russia and the Ukraine following Russia's annexation of Crimea. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.
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
The threat of future terrorist attacks continues to cause uncertainty in the world financial markets and may affect our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. Turmoil in Iran and uncertainty surrounding the Strait of Hormuz, as well as tension in Afghanistan, North Korea, Russia and the Ukraine, and the continuing hostilities in the Middle East, may lead to additional acts of terrorism, further regional conflicts and other armed actions around the world, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all or impact the shipyards constructing our Sponsor's LNG carrier newbuildings.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected and may continue to affect ships trading in regions such as the South China Sea, West Africa and the Gulf of Aden. In 2012,"M/T Smyrni", a vessel managed by an affiliated company, was hijacked by pirates and was released after almost one year in captivity. Any terrorist attacks targeted at our ships may in the future negatively materially affect our business, financial condition, results of operations and cash flows and could directly impact our vessels or our charterers. We may not be adequately insured to cover losses from these incidents. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.
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
Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran (sanctions lifted early in 2016), Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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
On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016 ("Implementation Day"), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the Obama administration and/or the European Union or other international bodies in 2014 in response to recent events relating to Russia, Crimea and the Ukraine.  If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.

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
Our Partnership Agreement contains provisions that could make it more difficult for a third-party to acquire us without the consent of our Board of Directors. These provisions require approval of our Board of Directors and prior consent of our General Partner.
These provisions could also make it difficult for our unitholders to replace or remove our current Board of Directors or could have the effect of discouraging, delaying or preventing an offer by a third-party to acquire us, even if the third-party's offer may be considered beneficial by many unitholders. As a result, unitholders may be limited in their ability to obtain a premium for their common units.
Risks Relating to Conflicts of Interest
Our Sponsor, our General Partner and their respective affiliates own a significant interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.
Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. Our Sponsor owns 610,000 of our common units and all of our subordinated units, representing approximately 43.9% of the outstanding common and subordinated units in aggregate (our Series A Preferred Units, which, generally, have no voting rights, are excluded), and our General Partner owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights and therefore may have considerable influence over our actions. The interests of our Sponsor and the members of the Prokopiou Family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.

Conflicts of interest may arise between our Sponsor and its affiliates on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our Sponsor and its affiliates may favor their own interests over the interests of our unitholders. Although a majority of our directors are elected by our common unitholders, our General Partner, through its appointed directors, will have certain influence on decisions made by our Board of Directors. Our Board of Directors has a conflicts committee comprised of independent directors. Our Board of Directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other hand. There can be no assurance that a conflict of interest will be resolved in favor of us.
These conflicts include, among others, the following situations:
•	neither our Partnership Agreement nor any other agreement requires our Sponsor or our General Partner or their respective affiliates to pursue a business strategy that favors us or utilizes our assets, and their officers and directors have a fiduciary duty to make decisions in the best interests of their respective unitholders, which may be contrary to our interests;
•	our Partnership Agreement provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders' interests. Specifically, our General Partner may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint certain directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the General Partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;
•	our General Partner and our directors and officers have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the General Partner and our directors and officers, all as set forth in the Partnership Agreement;
•	our General Partner and our Manager are entitled to reimbursement of all reasonable costs incurred by them and their respective affiliates for our benefit; our Partnership Agreement does not restrict us from paying our General Partner and our Manager or their respective affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;
•	our General Partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.
•	Although a majority of our directors are elected by common unitholders, our General Partner will likely have substantial influence on decisions made by our Board of Directors.

Neither our Partnership Agreement nor any other agreement requires our Sponsor to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Our Sponsor's directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of our Sponsor, which may be contrary to our interests.
Because certain of our officers and directors are also officers of our Sponsor and its affiliates, such directors have fiduciary duties to our Sponsor and its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor, or which otherwise are not in the best interests of us or our unitholders.
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
Neither our Partnership Agreement nor any of the other agreements, contracts and arrangements between us and our General Partner and its affiliates are or will be the result of arm's-length negotiations. Our Partnership Agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our General Partner and its affiliates, must be:
•	on terms no less favorable to us than those generally being provided to or available from unrelated third-parties; or
•	"fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our Manager, which provides our executive officers and certain management and administrative services to us, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of our Manager to enter into any contracts of this kind.
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

Based on advice we received from Seward & Kissel LLP, our United States counsel, we believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2015, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see "Item 10. Additional Information—E. Taxation."
United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States unitholders.
A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of "passive income" or at least 50% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, and on an opinion of our United States counsel, Seward & Kissel LLP, we believe that we were not a PFIC in the year ended December 31, 2015 and will not be a PFIC for any future taxable year. We have received an opinion of our United States counsel in support of this position that concludes that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for the year ended December 31, 2015 and each future year will arise from such time-chartering activities or other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such non passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for the year ended December 31, 2014 year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our United States counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.
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
A.            HISTORY AND DEVELOPMENT OF THE PARTNERSHIP
Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 29, 2013 for the purpose of owning, operating, and acquiring LNG carriers.  In October 2013, we acquired from our Sponsor three LNG carriers, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), which we refer to as our Initial Fleet, in exchange for 6,735,000 of our common units and all of our subordinated units.  In November 2013, we completed our underwritten IPO of 8,250,000 common units, together with 4,250,000 common units offered by our Sponsor, at $18.00 per common unit, and in December 2013, the underwriters in the IPO exercised in full their option to purchase an additional 1,875,000 common units from our Sponsor.  Our common units trade on the NYSE under the ticker symbol "DLNG."
Pursuant to the Omnibus Agreement that we, and certain of our subsidiaries, have entered into with our Sponsor and our General Partner, we have the right, subject to certain conditions, to acquire from our Sponsor certain identified LNG carriers.  Please see "—Optional Vessels" for a description of these vessels.
Securities Offerings
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
In July 2015, we completed our underwritten public offering of 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units at $25.00 per unit. Our Series A Preferred Units trade on the NYSE under the ticker symbol "DLNG PR A."
Vessel Acquisitions
In June 2014, we completed the acquisition of the Arctic Aurora, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $235.0 million. We funded the purchase price of this vessel using the net proceeds we received in the June 2014 offering together with the proceeds we received from our $340 Million Senior Credit Facility (which refinanced our 2013 Senior Credit Facility).
In September 2014, we completed the acquisition of the Yenisei River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $257.5 million. We funded the purchase price of this vessel using the net proceeds we received from our 2019 Notes offering, together with cash on hand.
In December 2015, we acquired the Lena River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $240.0 million. We funded the purchase price using the net proceeds we received from our offering of Series A Preferred Units, borrowings under our $200 Million Term Loan Facility, and cash on hand.
Our principal executive offices are located at 23, Rue Basse, 98000 Monaco and our telephone number at that address is 011 377 99 99 6445.

B.            BUSINESS OVERVIEW
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  Our vessels are currently employed on multi-year time charters, which we define as charters of two years or more, with international energy companies, such as BG Group, Gazprom and Statoil, providing us with the benefits of stable cash flows and high utilization rates.  We intend to leverage the reputation, expertise, and relationships of our Sponsor and our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our charterers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third-parties.  There is no guarantee that we will grow the size of our Fleet or the per unit distributions that we intend to pay, or that we will be able to make further vessel acquisitions from our Sponsor or third-parties.
Our Fleet
We currently own and operate a fleet of six LNG carriers, consisting of the three LNG carriers in our Initial Fleet, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three 2013-built Ice Class LNG carriers that we subsequently acquired from our Sponsor the Arctic Aurora, the Yenisei River, and the Lena River, which we refer to collectively as our "Fleet." The vessels in our Fleet have an average age of 5.7 years and are contracted under multi-year charters with BG Group, Gazprom, Statoil and Yamal with an average remaining charter term, as of April 15, 2016, of approximately 10.4 years, including the charter agreements relating to the Yenisei River and the Lena River relating to the Yamal LNG Project. The Yamal LNG Project charter agreements relating to the Yenisei River and the Lena River are subject to important conditions, which, unless satisfied, may result in the cancellation of the charter agreement at the charterer's option, in which case we would not realize any revenues under such charter agreements.

Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. George Prokopiou. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."
All of the vessels in our Fleet other than the Clean Energy have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, only eleven LNG carriers, representing less than 3.0% of the LNG vessels in the global LNG fleet, have an Ice Class 1A designation or equivalent rating. Moreover, we are the only LNG transportation company in the world that is currently transiting the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, with LNG carriers. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.
We believe that the key characteristics of each of the vessels in our Fleet include the following:
•	optimal sizing with a carrying capacity of between approximately 150,000 and 155,000 cbm (which is a medium- to large-size class of LNG carrier) that maximizes operational flexibility as such vessel is compatible with most existing LNG terminals around the world;
•	the vessels in our Fleet consist of two series of sister vessels, which are vessels built at the same shipyard, Hyundai Heavy Industries Co. Ltd., that share (i) a near-identical hull and superstructure layout, (ii) similar displacement, and (iii) roughly comparable features and equipment;
•	utilization of a membrane containment system that uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and that uses the vessel's hull to directly support the pressure of the LNG cargo, which we refer to as a "membrane containment system" (see "—The International Liquefied Natural Gas (LNG) Shipping Industry—The LNG Fleet" for a description of the types of LNG containment systems); and

•	double-hull construction, based on the current LNG shipping industry standard.
According to Drewry, as of the date hereof, there are only 56 LNG carriers currently in operation, including the six vessels in our Fleet, with a carrying capacity of between 149,000 and 155,000 cbm and a membrane containment system, and a total of 141 LNG carriers on order of which 10 are being constructed with these specifications.
The following table sets forth additional information about our Fleet as of April 15, 2016:
Vessel Name	Shipyard*	Year Built	Capacity (cbm)	Ice Class	Flag State	Charterer	Charter Commencement Date	Earliest Charter Expiration	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	HHI	2007	149,700	No	Marshall Islands	BG Group	February 2012	April 2017	May 2017
Ob River	HHI	2007	149,700	Yes	Marshall Islands	Gazprom Gazprom	September 2012 April 2018	April 2018 March 2028	May 2018(1) May 2028(2)
Amur River	HHI	2008	149,700	Yes	Marshall Islands	Gazprom	June 2015	June 2028	August 2028
Arctic Aurora	HHI	2013	155,000	Yes	Malta	Statoil	August 2013	July 2018	Renewal Options(3)
Yenisei River	HHI	2013	155,000	Yes	Marshall Islands	Gazprom Yamal	July 2013 2019 (estimated)	July 2018 2034	August 2018 2049(4)
Lena River	HHI	2013	155,000	Yes	Marshall Islands	Gazprom Yamal	October 2013 2019-2020 (estimated)	September 2018 2034/2035	October 2018 2049/2050(4)
*	As used in this Annual Report, "HHI" refers to the shipyard Hyundai Heavy Industries Co. Ltd.
(1)	On March 23, 2016, Gazprom extended the term of the existing charter, on substantially identical terms, until May 2018.
(2)
On March 24, 2016, we entered into a new long-term charter with Gazprom for the Ob River, for a firm charter duration of 10 years. This charter is expected to commence upon expiration of the current Gazprom charter for the Ob River.

(3)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.
(4)
The Yenisei River and the Lena River are each contracted to commence employment between January 1, 2019 and June 30, 2020 under long-term time charter contracts for the Yamal LNG Project, each with an initial term of 15 years, which may be extended by three consecutive periods of five years each.  Each of these time charter contracts is subject to important conditions, which, if not satisfied, may result in their cancellation before charter term commences or early termination. Please see "—Our Chartering Strategy and Charterers" for additional information.

The Optional Vessels
The Omnibus Agreement provides us with the right to acquire from our Sponsor certain identified vessels.  Initially, this agreement provided us with the right to acquire from our Sponsor seven fully winterized LNG carrier vessels, of which, as of the date of this Annual Report, we have purchased three such vessels.  We currently have the right to acquire the four remaining Optional Vessels, which we refer to as the "Initial Optional Vessels."

In addition, following an amendment to the Omnibus Agreement in April 2016, we also have the right to acquire from our Sponsor its interest, which is currently 49.0%, in each of the five entities that each owns a 172,000 cubic meter ARC7 LNG carrier that is currently under construction, or the Additional Optional Vessels, subject to the terms and conditions of the Omnibus Agreement.  We collectively refer to the Initial Optional Vessels and the Additional Optional Vessels as the "Optional Vessels."
We may exercise our right to purchase each of the Optional Vessels for a specified period following the date of delivery of such vessel from the shipyard.  For additional information, please see "—Rights to Purchase Optional Vessels" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."
Initial Optional Vessels
Our Sponsor owns, directly or indirectly, 100% of the equity interests of the entities that own the four Initial Optional Vessels.  One of the Initial Optional Vessels, the Clean Ocean, is operating under a multi-year time charter with Cheniere, after which time, it is scheduled to commence employment under a long-term time charter for the Yamal LNG Project. Three of the Initial Optional Vessels, the Clean Planet, Clean Horizon, and Clean Vision, currently operate in an LNG carrier pool, or the Cool Pool, that was established on October 1, 2015, by our Manager, Golar LNG Limited and Gaslog Carriers Ltd., with a view to optimizing the operation of the pool vessels through improved scheduling, efficiencies and common marketing of the pooled vessels. Vessels operating in the Cool Pool are employed in the LNG spot market on charters of twelve months or less. Together with our Sponsor's three vessels, the Cool Pool currently consists of 15 LNG carriers.  In 2019, the Clean Planet, Clean Horizon, and Clean Vision are scheduled to commence employment under long-term charters for the Yamal LNG Project.
The Additional Optional Vessels
In August 2015, our Sponsor and two unrelated third-parties, Sinotrans and China LNG Shipping, entered into a joint venture, pursuant to which they agreed to share in the ownership and operation of the Additional Optional Vessels.  The Additional Optional Vessels are currently under construction at Daewoo Shipbuilding & Marine Engineering Co., or DSME.  Two of the Additional Optional Vessels are expected to be delivered to the joint venture in the fourth quarter of 2017 and three of the Additional Optional Vessels are expected to be delivered in the first quarter of 2019. Upon each of their deliveries, the Additional Optional Vessels are scheduled to commence employment under long-term charters for the Yamal LNG Project. Our Manager will provide vessel management services for the Additional Optional Vessels.
Our Sponsor currently owns a 49.0% ownership interest in each of the five entities that each owns an Additional Optional Vessel, and Sinotrans and China LNG Shipping equally split the remaining 51.0% ownership interest of each such entity.  Under the Omnibus Agreement, we have the right, subject to certain conditions, to acquire our Sponsor's ownership interest in each of the five entities referenced above that respectively own the Additional Optional Vessels.
Specifications of the Optional Vessels
Each of the Optional Vessels has, or is expected to have, the Ice Class designation, or its equivalent, for hull and machinery.  In the event we acquire any or all of the Optional Vessels in the future, we believe the staggered delivery dates of these newbuilding LNG carriers will facilitate a smooth integration of the vessels into our Fleet, contributing to our annual Fleet growth through 2021.
The Initial Optional Vessels are equipped with a membrane containment system. The compact and efficient utilization of the hull structure reduces the required principal dimensions of the vessel compared to earlier LNG designs and results in relatively higher fuel efficiency and smaller quantities of LNG required for cooling down vessels' tanks. In addition, the Initial Optional Vessels are equipped with a tri-fuel diesel electric propulsion system, which is expected to reduce both fuel costs and emissions.

The five 172,000 cubic meter ARC7 Additional Optional Vessels that are under construction at DSME in South Korea will have a maximum of 2.1 meter ice breaking capabilities in both forward and reverse directions.
The following table provides certain information about the Optional Vessels as of April 15, 2016.
Vessel Name	Shipyard	Delivery Date	Capacity Cbm	Ice Class	Charter Commencement	Pool / Charterer	Earliest Charter Expiration
Initial Optional Vessels:
Clean Ocean(1)	HHI	Q2-2014	162,000	Yes	Q2 2015	Cheniere & Yamal	2035
Clean Planet(2)	HHI	Q3-2014	162,000	Yes	2019	Cool Pool & Yamal	2034
Clean Horizon(2)	HHI	Q3-2015	162,000	Yes	2019	Cool Pool & Yamal	2034
Clean Vision(2)	HHI	Q1-2016	162,000	Yes	2019	Cool Pool & Yamal	2034
Additional Optional Vessels*:
Hull No.2421(3)	DSME	Q4-2017	172,410	Yes	2017	Yamal	Q4-2045
Hull No.2422(3)	DSME	Q4-2017	172,410	Yes	2017	Yamal	Q4-2045
Hull No.2427(3)	DSME	Q1-2019	172,410	Yes	2019	Yamal	Q4-2045
Hull No.2428(3)	DSME	Q1-2019	172,410	Yes	2019	Yamal	Q4-2045
Hull No.2429(3)	DSME	Q1-2019	172,410	Yes	2019	Yamal	Q4-2045
*	Our Sponsor directly or indirectly owns a 49.0% interest in these vessels.
(1)	Following the expiration of the time charter with Cheniere, this vessel is contracted to be employed under a long term time charter for the Yamal LNG project, for a period of 15 years, which may be extended by three consecutive five-year optional periods.
(2)	Vessel is contracted to commence employment within 2019 under long term charters for the Yamal LNG Project for an initial term of 15 years, which may be extended by three consecutive periods of five years each.
(3)	Upon its delivery from the shipyard, vessel will operate under a fixed rate time charter contract for the Yamal LNG Project until December 31, 2045, plus extension options.
Rights to Purchase the Optional Vessels
Under the Omnibus Agreement, we have the right, subject to certain conditions, to purchase the Initial Optional Vessels and our Sponsor's ownership interest in the entities that respectively own the Additional Optional Vessels, from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. These purchase rights expire 24 months following the respective delivery of each Optional Vessel from the shipyard (or in the case of the Clean Ocean and the Clean Planet, until March 31, 2017, and in the case of our Sponsor's ownership interest in the entities that own the Additional Optional Vessels, within 24 months following the expiration, without acceptance, of our 30-day option to purchase such interests pursuant to the Omnibus Agreement, so long as such Additional Optional Vessels are employed under a long-term charter of four or more years upon their respective delivery dates). If we are unable to agree with our Sponsor on the purchase price of any of the Initial Optional Vessels or our Sponsor's ownership interest in the entities that respectively own the Additional Optional Vessels, as the case may be, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase such assets at such price. The independent appraiser will be mutually appointed by our Sponsor and a committee comprised of certain of our independent directors, or the conflicts committee. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions" for information on how the purchase price is calculated.
The purchase price of the Initial Optional Vessels or our Sponsor's ownership interest in the Additional Optional Vessels, as the case may be, as finally determined by an independent appraiser, may be an amount that is greater than what we are able or willing to pay or we may be unwilling to proceed to purchase such vessel if such acquisition would not be in our best interests. We will not be obliged to purchase the Optional Vessels at the determined price, and, accordingly, we may not complete the purchase of such vessels, which may have an adverse effect on our expected plans for growth. In addition, our ability to purchase the Optional Vessels, should we exercise our right to purchase such vessels, is dependent on our ability to obtain additional financing to fund all or a portion of the acquisition costs of these vessels.

We acquired from our Sponsor the Arctic Aurora and the Yenisei River in 2014, and the Lena River in 2015, pursuant to our right to acquire such vessels under the Omnibus Agreement.  As of the date of this Annual Report, we have not secured any financing in connection with the potential acquisition of any of the remaining Optional Vessels.
Our Sponsor has secured financing for the Initial Optional Vessels.  In addition, our Sponsor together with its joint venture partners are in discussions with prospective lenders to secure financing for the Additional Optional Vessels.  In the event we acquire any or all of such Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us. Any such novation would be subject to each respective lender's consent.  Please see "Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected."
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
The Clean Energy is currently chartered to BG Group under a time charter contract with an average remaining term of approximately 1.0 year as of April 15, 2016, based on the earliest redelivery permitted under our charter. The Ob River, Yenisei River, Amur River and the Lena River are currently employed with Gazprom under time charter contracts with an average remaining term of approximately 4.8 years as of April 15, 2016, based on the earliest redelivery under our charters. The Ob River is further contracted to Gazprom for a charter term of 10 years, upon the expiration of its current charter. The Arctic Aurora is currently chartered to Statoil under a time charter contract with an average remaining term of approximately 2.4 years as of April 15, 2016, based on the earliest redelivery permitted under this charter.
The Yenisei River and the Lena River are further contracted for the Yamal LNG Project for an initial term of 15 years, beginning between January 1, 2019 and June 30, 2020, which may be extended for three consecutive periods of five years each at charterer's option. These charter contracts are subject to significant conditions, which, if not satisfied, or waived by the charterer, may result in termination of the charter at the charterer's option, prior to or after employment commences, in which case we may not realize any revenues under such charter agreements.  These conditions include, but are not limited to, requirements with respect to our Sponsor and certain of its affiliates, which may be outside of our control. We can provide no assurance that these two vessels will be able to commence employment under the Yamal LNG Project charter agreements or realize any revenues under such charter agreements.
Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of April 15, 2016, we had estimated contracted revenue backlog of approximately $1.6 billion with average remaining contract duration of 10.4 years.
We may not be able to perform under these contracts due to events within or beyond our control, and our counterparty may seek to cancel or renegotiate our contracts for various reasons.  Our inability or the inability of our counterparty, to perform under the respective contractual obligations may affect our ability to realize the estimated contractual backlog listed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project for which certain of our vessels are contracted to be employed is delayed, abandoned or not completed due to failure of the project to obtain financing or due to changes in the demand for LNG.

In the year ended December 31, 2015, we received all of our revenues from three charterers, which individually accounted for 52%, 29% and 19% of our revenues, respectively, as compared to the same period in 2014, which individually accounted for 36%, 50% and 14% respectively.
The International Liquefied Natural Gas (LNG) Shipping Industry
All the information and data presented in this section, including the analysis of the various sectors of the international liquefied natural gas (LNG) shipping industry has been provided by Drewry Shipping Consultants, Ltd., or Drewry, an independent consulting and research company. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.
Overview of Natural Gas Market
Natural gas is one of the key sources of global energy; the others include oil, coal, hydroelectricity and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas' share of total global primary energy consumption has risen from 18% in 1970 to just less than 24% in 2015, the latest year for which data is available.
Natural Gas Share of Primary Energy Consumption: 1970-2015
(% – Based On Million Tons Oil Equivalent)
(1)   Provisional
Source: Industry sources, Drewry
Natural gas has a number of advantages that will make it a competitive source of energy in the future. Apart from abundant supplies, which will help to keep gas prices competitive, it is the fossil fuel least affected by regulatory policies aimed to curb greenhouse gas emissions because it is the lowest carbon-intensive fossil fuel. In recent years, consumption of natural gas has risen steadily due to global economic growth and increasing energy demand, consumers' desires to diversify energy sources, market deregulation, competitive pricing and recognition that natural gas is a cleaner energy source as compared to coal and oil. Carbon dioxide emissions and other pollutants from gas are half the level produced from coal when used in power generation.

Natural gas is primarily used in power generation (electricity) and for heating. Worldwide reserves are estimated at 187 trillion cbm, which is enough for 55 years of supply at current rates of consumption. Over the past decade, global LNG demand has risen over 2.3% per annum, with growth of over 6% per annum in the Middle East and Asia-Pacific followed by Africa at 4%.
As such, in the last decade a large part of the growth in natural gas consumption has been accounted for by countries in Asia and the Middle East, where gas consumption almost doubled between 2005 and 2015.
World Natural Gas Consumption: 1970-2015
(Million Tons Oil Equivalent)
(1)   Provisional
Source: Industry sources, Drewry
The IEA has stated that global reserves of natural gas are large enough to accommodate rapid expansion of gas demand for several decades. Gas reserves and production are widely spread across the globe but the geographical disparity between areas of production and areas of consumption has been the principal stimulus of international trade in gas.

World Natural Gas Production: 1970-2015
(Million Tons Oil Equivalent)

(1)   Provisional
Source: Industry sources, Drewry
Gas production in North America has increased due to the emergence of shale gas reserves and new techniques such as horizontal drilling & hydraulic fracturing to access and extract these reserves. U.S. domestic gas production now exceeds domestic gas consumption for a large part of the year which may reduce future gas import rates. Additionally, rising United States (U.S.) domestic production may drive down domestic gas prices and raise the likelihood of U.S. gas exports.

As a result of these developments the North American gas market is moving in a different cycle from the rest of the world and there is a price differential with other markets (see the chart below). Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, interest in exporting LNG gas from the U.S. has grown and a number of new liquefaction plants are now planned. However the price differential has reduced substantially in 2015 because of sharp decline in LNG prices in international market and this may lead to delay or cancellation of some new planned facilities.
Natural Gas Prices: 2005-2016
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

Source: Drewry
LNG Supply
Between 2013 and 2015 considerable investments were announced for new LNG productive capacity. Approximately 134 million tons of new LNG productive capacity was under construction in February 2016. In addition, firm plans have been announced for another 199 million tons of new LNG production capacity. There are also another 359 million tons of potential LNG speculative capacity for which no confirmed plans exist.

World LNG Production Capacity – February 2016
(Million Tons per Annum)
Source: Drewry
LNG production capacity will expand significantly as several new production facilities which are now under construction and due on stream in the next few years. Generally, every additional one million tons of LNG productive capacity creates demand for up to two LNG carriers in the 150,000 cbm size range.
In the last decade, more countries have entered the LNG export market.  In January 2016, there were 22 producers and exporters of LNG compared with just 12 in 2004. As a result, world trade in LNG has risen from 130 million tons in 2002 to a provisional 245 million tons in 2015.
LNG Exports: 2004-2015
(Million Tons)
(1)   Provisional
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

Currently, U.S. LNG exports are from the established plant in Alaska, with exports expected to commence from the Sabine Pass project in the U.S. Gulf in 2016, as it has now received U.S. regulatory approval. Initial shipments from the first phase of this 12.2 cbm plant are scheduled to commence in March 2016, which we believe will create demand for 10-12 LNG carriers of 150,000 cbm plus. A second phase is also planned which will add a similar level of productive capacity. If and when the second phase of the Sabine Pass project goes ahead, we believe that it could create demand for additional 10-12 LNG carriers.  In the meantime some re-exports are also taking place from Lake Charles and Freeport LNG.
LNG Demand
In tandem with the growth in the number of LNG suppliers there has been a corresponding increase in the number of importers. In 2004 there were just 14 countries importing LNG, but by January 2016 this number had surged to 30.
LNG imports by country between 2004 and 2015 are shown in the table below. Despite diversification in the number of importers, Japan, and to a lesser extent South Korea, provide the backbone of LNG trades, collectively accounting for 52% of total LNG imports. Elsewhere, there has been strong growth in European imports, as LNG has provided a source of gas supplies during periods of high winter demand.
LNG Imports by Country 2004-2015
(Million Tons)
(1)   Provisional
Source: Drewry

Chinese imports of LNG commenced in 2006 and since then have grown exponentially from mere 0.7 million tons to 19.7 billion tons in 2015.. The sharp rise in the country's LNG imports is attributed to the government's stated policy to increase the share of gas in total Chinese energy demand. The increased emphasis on LNG as a source of energy is the result of Beijing's aim to cut its greenhouse gas emissions per unit of GDP by 60-65% from 2005 levels.
Further expansion of regasification and terminal import infrastructure which is now underway will support the continued growth in Chinese LNG imports. China is not dissimilar from the U.S. in that it has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies. As such, this will create an opportunity for imported LNG.  Monthly trends in LNG imports among Asian importers between January 2000 and January 2016 are shown in the chart below.
Asian LNG Imports: 2000-2016
(Tons)
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
International trade in natural gas has almost doubled between 2000 and 2015, with total LNG trade rising by 147% and account for one-third of total natural gas trade. As a result, LNG captured a growing share of international gas trade, with key drivers of this growth being the diversification of consumers, flexibility among producers, cost efficient transport and access to competitively priced gas.

World Natural Gas Trade 1990-2015
(Billion Cubic Metres)
(1)   Provisional
Source: Drewry
LNG Shipping Routes
Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2015, the principal trade routes for LNG shipping included: the South Pacific (Indonesia, Malaysia, Australia and Brunei) and the Middle East (Qatar, Oman and the UAE) to the North Pacific (Japan, South Korea, Taiwan and increasingly China), North Africa and Nigeria to Europe and the U.S., and Trinidad to the U.S., South America and Europe.
One important result of the geographical shifts in LNG production and consumption is that demand for shipping services, expressed in terms of ton miles, has grown much faster that the underlying increase in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and discharge port on each voyage.

LNG Seaborne Trade 2004-2015

(1)  Provisional
Source: Drewry
Between 2005 and 2015, total demand for LNG shipping services, expressed in terms of ton miles, increased by 155%.
LNG Trades Requiring Ice Class Tonnage
Ice Class Vessel Classifications
Ice class is assigned where a ship is strengthened to navigate in specific ice conditions. Ice class vessels are governed by different ice class rules and regulations depending on their area of operations.
Baltic Sea
•	Bay and Gulf of Bothnia, Gulf of Finland - Finnish-Swedish Ice Class Rules (FSICR)
•	Gulf of Finland (Russian territorial waters) - Russian Maritime Register (RMR) Ice Class Rules
Arctic Ocean
•	Barents, Kara, Laptev, East Siberian and Chukchi Seas - Russian Maritime Register (RMR) Ice Class Rules
•	Beaufort Sea, Baffin Bay, etc. - Canadian Arctic Shipping Pollution Prevention Rules (CASPPR)
•	RMR Ice Class Rules
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
Ice Class LNG Fleet
The number of ships in the international LNG fleet with an ice class standard is very low. As of January 2016, there were only 11 LNG carriers with Ice Class 1A standard in operation and a further 1 vessel with Ice Class 1A on order.  The only company to date that has experience with and performed NSR transits with LNG carriers is Dynagas Ltd.
Northern Sea Route (NSR)
Currently there are NSR cargo flows are dominated by oil and gas exports and the export of minerals, in particular coal and ore. Demand for shipping for these commodities in the region has been increasing in recent years, driven by several key factors:
•	reduced level of sea ice has extended the summer shipping season in the Arctic and is making some areas easy to navigate;

•	increase in mineral resource development activities in the Arctic;
•	commodity demand growth in Asian economies;
•	technological developments which have made NSR a more feasible shipping route than in the past; and
•	chronic political problems in the Middle East, piracy in North Africa and non-transparent commercial disputes over the Suez in Egypt.
These factors have made NSR a promising alternative.
Northern Sea Route

Source: Drewry

As a result, the NSR has experienced exponential growth in trade volumes between 2010 and 2013. The table below illustrates this development. The year 2013 set a record both in the number of vessels and in the amount of cargoes registered on this route. Traffic on the NSR dropped in 2014 and only 23 vessels passed through it. Moreover, the provisional data suggests that a further drop in traffic was recorded in 2015.
Northern Sea Route—Seaborne Traffic
Source: Drewry, Centre for High North Logistics
As of today the most suitable LNG terminal for loading LNG for transport to the Far East is located in Northern Norway. The NSR to Japan is approximately 45% shorter than traditional shipping routes generally sailing through the Suez Canal. The Arctic route allows ships to save on time, fuel, and environmental emissions. In Northern Russia located within the NSR there are large gas reserves that are being planned for LNG exports.
In general, ships below 1A ice-class will not be allowed to trade on NSR. This affords an advantage to those owners with ice class tonnage. Furthermore, owners/operators with experience of operating in ice conditions will have an edge over the traditional tramp operators who make occasional forays into the region during the winter months.

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
The cargo capacity of an LNG carrier is measured in cbm. As of January 31, 2016, the worldwide fleet totaled 422 ships with a combined capacity of 64.2 million cbm. The breakdown of the fleet by vessel size is shown below.
The LNG Fleet by Vessel Size: January 31, 2016
Source: Drewry
Within the current fleet there are only 33 vessels with ice class certification and they account for less than 9% of the global LNG fleet. These ships are niche part of the market and command a premium over the freight rates of non-ice class vessels.
The age profile of the existing fleet as of January 31, 2016 is shown below. The average age of all LNG carriers in service is 10.3 years, with fleet age generally increases as ship size decreases.

LNG Fleet Age Profile: January 31, 2016
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
Most end users of LNG are utility companies, power stations or petrochemical producers and their operations depend on reliable and uninterrupted delivery of LNG. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and time charters of four years or less have become a feature of the market in recent years. However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term "spot trade" refers to a single voyage, which is arranged at a short notice. In the LNG market, it relates to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months.
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

After the lows of early 2000, prices crept above $165 million in the first half of 2001, but fell back to the $160 million to $165 million range in the second half of the year. Further pressure on newbuilding prices in general pushed typical prices closer to $160 million in 2002, and by 2003 prices fell to just above $150 million. However, a host of factors, including constrained shipbuilding capacity, currency movements and high steel prices led to an increase in prices in 2004 to around $175 million. Prices rose above $200 million in 2005 and renewed pressure on shipbuilding prices pushed prices close to $220 million in 2006.
LNG Carrier Newbuilding Prices: 2003-2016
(End Period - U.S. $ Million)
Source: Drewry
Prices for larger sized LNG carriers of 210-220,000 cbm were around $215 million when first ordered in late 2004 and increased to $235 million in the summer of 2005.
Newbuilding prices reached an all-time high mark of $250 million around mid-2008, influenced by a number of factors, including the declining dollar exchange rate, easy availability of finance, high steel prices and tight shipbuilding capacity. However, newbuilding prices then fell in the wake of little new ordering in the period 2008-2011.  The newbuilding price for LNG carries increase marginally by 2% from $202 million in 2011 to $206 million in 2014.  In January 2016 the newbuilding price for a 150-160,000 cbm ship was assessed at US$206 million.
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
International Maritime Regulation of LNG Vessels
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

Vessels that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code (or the IGC Code) published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.
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
The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as the SOLAS Convention. The SOLAS Convention provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (or STCW) also promulgated by the IMO. Flag states that have ratified the SOLAS Convention and STCW generally employ the classification societies, which have incorporated the SOLAS Convention and STCW requirements into their class rules, to undertake surveys to confirm compliance. May 2012 SOLAS Convention amendments entered into force as of January 1, 2014. Additionally, May 2013 SOLAS Convention amendments, pertaining to emergency drills, entered into force in January 2015.
In the wake of increased worldwide security concerns, the IMO amended the SOLAS Convention and added the International Ship and Port Facilities Security Code (ISPS) as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Our Manager has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See "—Vessel Security Regulations" for a more detailed discussion about these requirements.
The SOLAS Convention and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

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
Air Emissions
In September 1997, the IMO adopted MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution" (or Annex VI) to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It applies to all ships, fixed and floating drilling rigs and other floating platforms and sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons (CFC). Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Prevention Certificate (or an IAPP Certificate). Annex VI has been ratified by some but not all IMO member states. Annex VI came into force in the United States on January 8, 2009, and the U.S. Coast Guard issues IAPP Certificates. All the vessels in our Fleet have been issued with IAPP Certificates.
On July 1, 2010 amendments to Annex VI to the MARPOL Convention that require progressively stricter limitations on sulfur emissions from ships proposed by the United States, Norway and other IMO member states took effect. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur. This cap will then decrease to 0.5% by January 1, 2020 subject to IMO review on availability of 0.50% sulfur fuels which has to be completed by 2018. However, as of July 1, 2010 in Emission Control Areas (or ECAs), limitations on sulfur emissions require that fuels contain no more than 1% sulfur and his cap was further reduced to 0.1% as of January 1, 2015. In fact, the EPA released a penalty policy for violations of the sulfur fuel standard and related provisions for ships on January 16, 2015, which applies to violations of the international standards for sulfur emissions from ships that went into effect on January 1, 2015. In August 2012, the North American ECA became enforceable. The Baltic Sea and the North Sea have also been designated ECAs. The North American ECA includes areas subject to the exclusive sovereignty of the United States and Canada. Consequently, in August 2012, when the North American ECA became effective, the sulfur limit in marine fuel was capped at 1.0%, which was the capped amount for all other ECAs (Baltic Sea ECA and North Sea ECA) since July 1, 2010. In January 1, 2014 when the US Caribbean ECA became effective, the sulfur limit in marine fuel was capped at 1.0%. As of January 1, 2015 the cap on fuel sulfur content in all ECAs including North American ECA and US Caribbean ECA is reduced to 0.1%. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for marine engines installed in new vessels, having keel laying on or after January 1, 2016 and sailing within North American and US Caribbean ECAs. Further, the European directive 2005/33/EC, which became effective January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being arranged to burn gas only in their boilers when alongside. Marine Gas Oil and Low Sulfur Marine Gas Oil, or MGO and LSMGO, respectively, have been purchased as the only fuel for the Diesel Generators.

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
The IMO has passed a resolution encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water treatment systems (BWTS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWTS on such vessels at the first IOPP renewal survey following the entry into force of the Convention.

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
Bunkers Convention/CLC State Certificate
The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (or the BWM Convention) in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO.
The IMO has passed a resolution encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date "existing" vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.
As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment were accepted until January 1, 2016. From January 1, 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the Convention.
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
Oil Pollution Act and CERCLA
The U.S. Oil Pollution Act of 1990 (OPA 90) established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third-party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:
•	natural resource damages and related assessment costs;

•	real and personal property damages;
•	net loss of taxes, royalties, rents, profits or earnings capacity;
•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and
•	loss of subsistence use of natural resources.
Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners' responsibilities under these laws.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule that became effective on October 22, 2012 for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practice. A rule issued by the Bureau of Ocean Energy Management, or BOEM, that increased the limits of liability of damages for offshore facilities under the OPA based on inflation took effect in January 2015. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

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

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP.  It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
The USCG's revised ballast water standards are consistent with requirements under the BWM Convention. Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.  In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP.
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
Regulation of Greenhouse Gas Emissions
In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from shipping. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member stated by 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.
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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002 (or MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (or ISSC) from a recognized security organization approved by the vessel's flag state.

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
The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code.
Our Manager has developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our Fleet complies with the requirements of the ISPS Code, the SOLAS Convention and the MTSA.
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

We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called disbursements increased value coverage, provides us additional coverage in the event of the total loss of a vessel. The agreed deductible on each vessel averages $250,000.
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
The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Financial Data" and the accompanying audited consolidated financial statements and the related notes included in "Item 18. Financial Statements" of this Annual Report. Amounts relating to percentage variations in period—on—period comparisons shown in this section are derived from the actual numbers in our books and records. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. See "Item 3. Key Information—D. Risk Factors" and the section entitled "Forward-Looking Statements" at the beginning of this Annual Report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.
A.            RESULTS OF OPERATIONS
Overview
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies, providing us with the benefits of stable cash flows and high utilization rates.  We intend to leverage the reputation, expertise, and relationships of our Sponsor and our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our charterers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third-parties and in connection with such acquisitions, we may enter into additional financing arrangements, refinance existing arrangements that our Sponsor, or any of its affiliates, has in place for vessels that we may acquire from it, and, subject to favorable market conditions we may raise capital through public or private debt or equity offerings of our securities. There is no guarantee that we will grow the size of our Fleet or the per unit distributions that we intend to pay or that we will be able to make further vessel acquisitions from our Sponsor or third-parties.
Principal Factors Affecting Our Results of Operations
The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:
•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•	Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. The vessels in our Fleet are currently employed under multiyear time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•	Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our Fleet changes, our financial results would be affected;
•	Daily operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;
•	Our ability to exercise the options to purchase the Optional Vessels;
•	The timely delivery of the vessels we may acquire in the future;
•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterer's obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our management agreements;
•	Our ability to obtain acceptable debt financing to fund our capital commitments;
•	The ability of our Sponsor to fund its capital commitments and take delivery of the Optional Vessels under construction;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;
•	Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;
•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense and the timing of required payments of principal;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer's right for early termination of the charters under certain circumstances;
•	Performance of our counterparties and our charterer's ability to make charter payments to us; and

•	The level of any distribution on all classes of our units.
The following table illustrates our ownership days, Available Days, Revenue Earning Days, Time Charter Equivalent  (or TCE) rate, daily operating expenses and Fleet Utilization for the periods presented:
	Year Ended December 31,
(expressed in United states dollars except for operational data)	2015	2014	2013
Ownership days	1,836.0	1,385.0	1,095.0
Available Days (1)	1,836.0	1,384.0	1,095.0
Revenue Earning Days (2)	1,813.5	1,384.0	1,095.0
Time Charter Equivalent (1)	$77,559	$75,733	$76,706
Daily operating expenses	$12,660	$12,139	$10,876
Fleet Utilization (1)	99%	100%	100%

(1) For these definitions see Important Financial and Operational Terms and Concepts and "Item 3. Key information—A. Selected Financial Data"
(2) Revenue Earning Days are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period.
See "Item 3. Key Information—D. Risk Factors" for a discussion of certain risks inherent in our business.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Voyage Revenues. Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of Revenue Earning Days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except when off-hire.
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
Available Days. Available days are the total number of ownership days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.
Average Number of Vessels. Average number of vessels is the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of ownership days in the period.
Fleet utilization. We calculate fleet utilization by dividing the number of our Revenue Earning Days by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.
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
Vessel operating expenses are paid by the ship-owner under time charters and are recognized when incurred. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a considerable portion of our vessel operating expenses, are in currencies other than the U.S. dollar, and may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.
Dry-docking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels every 60 months until the vessel is 15 years old, after which dry-docking takes place every 30 months thereafter as required for the renewal of certifications required by classification societies. Special survey and dry-docking costs (which is mainly comprised of shipyard costs, paints and class renewal expense) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. The three vessels in our Initial Fleet completed their initial scheduled special survey and dry-docking repairs in 2012. The next scheduled special survey and drydocking repairs for these vessels and the initial scheduled dry-dock for the remaining vessels in our Fleet are due in 2017 and 2018.

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
Interest and Finance Costs. We incur interest expense on outstanding indebtedness under our existing debt agreements which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing debt agreements, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities, please see "—B. Liquidity and Capital Resources—Our Borrowing Activities."
Vessel Lives and Impairment. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals as considered necessary. Since our inception, there were no events or changes in circumstances indicating that the carrying amount of the vessels may not be recoverable and, accordingly, no impairment loss was recorded in any of the years ended December 31, 2015 and 2014.
Insurance
Hull and Machinery Insurance. We have obtained hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage and towing costs, and also insures against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called disbursements increased value coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages $250,000.
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
Voyage Revenues
We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to vessel's operations, the cost of which is included in the daily hire rate, except when off-hire. Revenues are affected by charter rates and the number of days a vessel operates.
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
Our LNG carriers are employed through multi-year time charter contracts, which for accounting purposes are considered as operating leases and are thus recognized on a straight line basis over the term of such charter agreements, as service is performed. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured.
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

We depreciate the original cost, less an estimated residual value, of our LNG carriers on a straight-line basis over each vessel's estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices tend to fluctuate with changes in hire rates and the cost of newbuilds. Both hire rates and newbuild costs tend to be cyclical in nature.
We review vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset's carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated charter rate for the unfixed days. If the estimated future undiscounted cash flows of an asset exceed the asset's carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset's carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Historically, there was no indication of impairment for any of the six vessels in our Fleet.
We determine the fair value of our vessels based on our estimates and assumptions and by making use of available market data and taking into consideration third-party valuations. As of December 31, 2015 and 2014, the aggregate charter-free market value of our vessels substantially exceeded their aggregate carrying value as of the same date. We employ our LNG carriers on fixed-rate charters with major companies. These charters typically have original terms of two or more years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing and future charters.
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

The table set forth below indicates the carrying value of each of our vessels as of December 31, 2015 and 2014.
			Carrying Value (in millions of US dollars)
Vessel	Capacity (cbm)	Year Built/ Purchased	December 31, 2015	December 31, 2014
Clean Energy	149,700	2007	$138.6	$143.1
Ob River	149,700	2007	138.5	142.9
Amur River	149,700	2008	149.0	153.6
Arctic Aurora	155,000	2014	201.5	206.7
Yenisei River	155,000	2014	188.7	193.6
Lena River	155,000	2015	219.9	-
TOTAL	914,100		$1,036.2	$839.9

As of December 31, 2015 and 2014, the Partnership has not identified any indicators of potential impairment to the carrying value of its long-lived assets. As such, the Partnership was not required and did not perform an impairment test. Even if such indicators were present, the market value of each vessel individually and in the aggregate substantially exceeds the respective carrying value of each vessel as of December 31, 2015 and 2014 and no impairment loss would be recorded to the Partnership's consolidated financial statements in any of the years ended December 31, 2015 and 2014. We refer you to the risk factor entitled "Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss" and the discussion herein under the heading "Item 3. Key Information—D. Risk Factors —Risks relating to our Partnership."
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
Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap premium steel available for recycling after demolition. Useful economic live of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard. Up to September 30, 2014, we used an average scrap rate of $717 per lightweight ton (or 12% of the initial vessel cost of each vessel), which, effective October 1, 2014, was adjusted to $685 per lightweight ton per LNG carrier.  This assumption is reflective of current and historical market trends and current practice in the LNG industry. The decrease in the estimated scrap rate will increase the total depreciation expense we will record for the remainder of the useful life of each vessel. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections", had a $152,000 and $38,000 impact on our net income for each of the years ended December 31, 2015 and 2014 and an immaterial impact on our earnings per common unit, basic and diluted for the years then ended. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Recent Accounting Pronouncements
For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this Annual Report.
Results of Operations
Year ended December 31, 2015 compared to the year ended December 31, 2014
Voyage Revenues.  Voyage revenues increased by $38.1 million, or 35.6%, to $145.2 million in the year ended December 31, 2015, compared to $107.1 million for the year ended December 31, 2014. This growth in revenues is primarily associated with the increase in the average number of vessels comprising our Fleet, from 3.8 vessels in the year ended December 31, 2014, to 5.0 in the year ended December 31, 2015, followed by an increase in Revenue Earning Days from 1,384.0 to 1,813.5, respectively, in the periods discussed, both of which came as a result of our Fleet expansion.
Voyage Expenses—including related party. In the year ended December 31, 2015, voyage expenses increased to $2.8 million, compared to $2.3 million for the year ended December 31, 2014, representing an increase of $0.5 million or 23.4%.  Voyage expenses in each of the years ended December 31, 2015 and 2014, primarily relate to voyage commissions charged both by affiliated and unaffiliated parties. The increase in voyage expenses is consistent with our increased operating revenues, as commissions are incurred as revenues are earned.
Vessels' Operating Expenses. Vessels' operating expenses increased by 38.3%, or $6.4 million, to $23.2 million during the year ended December 31, 2015, from $16.8 million during the year ended December 31, 2014. The increase in operating expenses is primarily attributable to the $5.6 million incremental operating costs associated with the Arctic Aurora and the Yenisei River contribution to Fleet operations for a full year in 2015 versus a fractioned period in 2014, and at a lesser extent associated with the operating costs incurred as a result of the Lena River acquisition late in 2015 and other increases in vessel operational costs.
General and administrative expenses—including related party. General and administrative expenses decreased by 7.5%, or $0.1 million, to $1.8 million during the year ended December 31, 2015, from $1.9 million during the year ended December 31, 2014. General and administrative expenses are mainly comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors fees as well as other miscellaneous expenditures, essential to conduct our business.
Management Fees. We incurred an aggregate of $4.9 million, or $2,652 per LNG carrier per day in management fees for the year ended December 31, 2015, compared to an aggregate of $3.6 million, or $2,575 per LNG carrier per day in management fees for the year ended December 31, 2014. The 36.6%, or $1.3 million, increase in management fees is attributable by $1.2 million to the increase in Fleet calendar days as a result of the increase in the average number of vessels that comprised our Fleet during 2015, compared to 2014, and by $0.1 million to the annual 3% increase in daily management fees pursuant to our Management Agreements.

Depreciation. Depreciation expense increased by 36.8%, or $6.6 million, to $24.4 million in the year ended December 31, 2015, compared to $17.8 million in the corresponding period in 2014. This increase is primarily attributable to the ownership and operation for a full year of the Arctic Aurora and the Yenisei River that we acquired back in 2014 from our Sponsor and the acquisition of the Lena River late in 2015, that increased our Fleet ownership days from 1,385 in 2014 to 1,836 in 2015, and at a lesser extent to the decrease in the estimated scrap rate, effective the fourth quarter of 2014, discussed elsewhere in this Annual Report, which increased period's depreciation expense by $152,000.
Interest and Finance Costs. Interest and finance costs increased by 92.6%, to $28.0 million, during the year ended December 31, 2015, from $14.5 million during the year ended December 31, 2014. This increase is predominantly driven from the increase in debt expense that increased by 94.4%, or $12.6 million, to $25.9 million during the year ended December 31, 2015, from $13.3 million during the year ended December 31, 2014. Such increase is directly associated with the higher levels of weighted average interest accruing in 2015 on our debt agreements (indicatively 4.5% in 2015 compared to 3.8% in 2014) and the increase in weighted average outstanding indebtedness in the year ended December 31, 2015, as compared to the corresponding period of 2014, which was the result of the debt agreements we entered into in order to finance the three vessels acquisitions from our Sponsor in 2014 and 2015.
Year ended December 31, 2014 compared to the year ended December 31, 2013
Voyage Revenues.  Voyage revenues increased by $21.4 million, or 25.0%, to $107.1 million in the year ended December 31, 2014, compared to $85.7 million for the year ended December 31, 2013. This growth in revenues is the direct result of the increased number of vessels in our Fleet following the acquisitions from our Sponsor in 2014 of the Arctic Aurora and the Yenisei River, which increased charter revenues earned by approximately $23.2 million. This increase was offset by $1.4 million non-cash charges related to accelerated time charter amortization on one of our charters and the decrease in other voyage income by $0.4 million.
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
B.            LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our principal sources of funds are operating cash flows, borrowings under our 2019 Notes, $200 Million Term Loan, our $340 Million Senior Credit Facility and our $30 Million Revolving Credit Facility and equity contributions by our unitholders. Our liquidity requirements relate to servicing our debt and funding capital expenditures and working capital. We frequently monitor our capital needs by projecting our upcoming income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements relate to funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.
In addition to paying distributions to our unitholders, our other liquidity requirements relate to servicing our debt, funding potential investments (including the equity portion of investments in the Optional Vessels or other third-party acquisitions), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held in U.S. dollars. We have not made use of derivative instruments since July 2012, when all of our swaps matured.
We may exercise our options under the Omnibus Agreement to purchase the Optional Vessels during specified periods. To the extent we exercise any of these options, we will incur additional payment obligations. As of the date of this Annual Report, we have not secured any other financing in connection with the potential acquisition of the Optional Vessels since it is uncertain if and when such purchase options will be exercised.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $25.5 million as of December 31, 2015, compared to a working capital deficit of $18.9 million as of December 31, 2014. The deficit increase was mainly due to the financing obligations imposed under our new $200 Million Term Loan and other working capital variations between compared periods.
We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of our Fleet, including the normal working capital requirements, serve our principal and interest debt scheduled repayments and make at least the required distribution on our Series A Preferred Units and minimum quarterly distribution on our common and subordinated units in accordance with our Partnership Agreement.

Cash
As of December 31, 2015, we had cash of $49.3 million (including minimum cash liquidity requirements imposed by our lenders) which increased by $13.3 million, or 37.1%, compared to $35.9 million, as of December 31, 2014, attributable to the excess of the $20.5 million increase in cash generated from operating activities on a year to year basis following the expansion of our Fleet, which was primarily used to serve our financing activities, including cash distributions towards our unitholders.
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
On July 20, 2015, we completed our underwritten public offering of the Series A Preferred Units at $25.00 per unit.  The proceeds of this offering were used to partially finance the Lena River acquisition.
Our Borrowing Activities
As of December 31, 2015, we had $688.3 million of indebtedness outstanding under our debt agreements and had access to $30.0 million of available borrowing capacity under our $30 million Sponsor facility. As of December 31, 2015, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.
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
$340 Million Senior Secured Revolving Credit Facility
On June 19, 2014, we entered into an agreement with an affiliate of Credit Suisse Securities (USA) LLC, or Credit Suisse, for a new $340 million senior secured credit facility, or our $340 Million Senior Credit Facility, to refinance $214.1 million then outstanding under our 2013 Senior Credit Facility and to fund a portion of the purchase price for the Arctic Aurora and the related charter. This facility is secured by a first priority or preferred cross-collateralized mortgage on each of the Amur River, the Ob River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. Under this facility, our subsidiaries that directly own the vessels that serve as security under this facility serve as the borrowers and we and Dynagas Equity Holding Ltd. and Dynagas Operating LP, our wholly-owned subsidiaries, serve as guarantors. The facility bears interest at LIBOR plus a margin and is payable in consecutive equal quarterly payments of $5.0 million that commenced on June 30, 2014 and a balloon payment at maturity in March 2021.
During the term of this facility, Mr. George Prokopiou, our Chairman, and his family is required to own or control, directly or indirectly, at least 30% of our share capital entitled to vote and 100% of the ownership interests in our General Partner.

$200 Million Term Loan Facility
On December 17, 2015, two of our wholly-owned vessel owning subsidiaries, Navajo Marine Limited, or Navajo Marine, and Solana Holding Ltd., or Solana Holding, entered, on a joint and several basis, into a facility agreement with a group of lenders and ABN Amro NV, as agent, for a senior secured term loan facility of up to $200 million, or our $200 Million Term Loan Facility. A substantial part of the proceeds from this facility were used to partially finance the Lena River acquisition, while the unused portion of the proceeds, will be used for working capital purposes. The facility has a five year maturity profile and is split in two vessel tranches of $100.0 million, one for each vessel owned by Navajo Marine and Solana Holding, respectively. The $200 Million Term Loan Facility bears interest at LIBOR plus a margin. Each tranche is repayable in 20 consecutive quarterly installments of approximately $1.56 million each and a balloon payment of $68.8 million at maturity, such balloon payment and regular installments to be reduced pro-rata for a tranche of less than $100 million. The $200 Million Term Loan Facility is guaranteed by us and is secured by a first priority cross-collateralized mortgage on each of the Yenisei River and the Lena River, a first priority specific assignment of the existing time charters of the vessels, a first priority assignment of all insurances and earnings of the vessels and an assignment of any subsequent time charter of a duration of more than twelve months.
The $200 Million Term Loan Facility contains customary general undertakings that require us to limit shareholder loans with respect to the borrowers up to a maximum amount, to restrict additional indebtedness with respect to the borrowers, to procure that the Sponsor maintains, directly or indirectly, at least 30% of the outstanding voting interests in us. Like the terms of our $340 Million Senior Secured Credit Facility and our 2019 Notes, the $200 Million Term Loan Facility restricts us from paying any distributions if an event of default occurs.
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
In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under the 2019 Notes has occurred and is continuing, or we are not in compliance with certain  financial covenants under the indenture, then none of the Partnership or any subsidiary will be permitted to declare or pay any dividends or return any capital to its equity holders (other than the Partnership or a wholly-owned subsidiary of the Partnership) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Partnership or a wholly-owned subsidiary of the Partnership), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Partnership or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Partnership or a wholly-owned subsidiary of the Partnership) or set aside any funds for any of the foregoing purposes.

Credit Facilities Repaid in Full
2013 Senior Secured Revolving Credit Facility
On November 14, 2013, in connection with the closing of the IPO, we entered into an agreement with an affiliate of Credit Suisse Securities for a senior secured revolving credit facility of up to $262.1 million, or our 2013 Senior Credit Facility, of which $214.1 million was drawn upon closing of the IPO, which, together with the net proceeds of the IPO, was used to repay all of our existing outstanding indebtedness at that time. We refer to this credit facility as our 2013 Senior Credit Facility. This facility was secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force (currently renamed the Amur River), Clean Energy and Ob River, a first priority assignment of all charters, earnings, insurances and requisition compensation and corporate guarantees. As of December 31, 2013, there was $214.1 million outstanding under this facility and on June 23, 2014 it was repaid in full with a portion of the proceeds under the $340 Million Senior Credit Facility.
Debt Covenants
Our debt arrangements contain customary financial and other covenants that require us to maintain:
•	a maximum ratio of total consolidated liabilities of the Partnership's consolidated market value adjusted total assets;
•	a minimum interest coverage ratio;
•	certain levels of consolidated minimum liquidity;
•	a maximum ratio expressed as a percentage of total borrowings to total book assets;
•	a certain minimum net worth level;
•	a minimum asset coverage ratio, being the ratio of the aggregate of the vessels' market values and the net realizable value of any additional security over the outstanding amount of the facility; and
•	hull and machinery and war risks insurance equal to the greater of (i) 120% of the outstanding borrowings under this facility and (ii) the market value of the collateral vessels.
The $200 Million Term Loan Facility imposes certain additional cash related restrictions that require the borrowing entities to:
•	maintain certain minimum liquidity levels on a per vessel basis; and
•
to maintain and transfer funds to a cash collateral reserve account for each vessel to the extent that each vessel remains under its current time charterparty or until the expiry thereof and one of the borrowing entities does not enter into a replacement or subsequent time charter contract with a minimum firm term until the credit facility maturity date at a minimum specified daily time charter rate per day. To the extent a borrowing entity enters into such a charterparty, the funds will be released from each vessel's reserve account.

Estimated Maintenance and Replacement Capital Expenditures
Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.1 million for dry-docking and $12.8 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.8 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows
The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2015 and 2014:
	Year Ended December 31,
	2015	2014
Net cash provided by operating activities	$96,944	$76,443
Net cash used in investing activities	(205,045)	(404,530)
Net cash provided by financing activities	120,445	334,359
Cash and cash equivalents at beginning of year	11,949	5,677
Cash and cash equivalents at end of year	$24,293	$11,949

Net Cash Provided by Operating Activities.
Net cash flows provided by operating activities increased by $20.5 million, or 26.8%, to $96.9 million for the year ended December 31, 2015, compared to $76.4 million for the year ended December 31, 2014. The increase is primarily attributable to net operating cash flows that the Arctic Aurora, the Yenisei River and, to a lesser extent, the Lena River contributed to the Partnership during the year ended December 31, 2015 and our increased charter revenue pre-collections as of December 31, 2015 that increased net cash from operating activities by $5.7 million.
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
Net Cash Used in Investing Activities.
Net cash used in investing activities of $205,045 as of December 31, 2015, relates to the cash aspect of the Lena River acquisition transaction, materialized on December 17, 2015.
Net cash used in investing activities of $404,530 as of December 31,2014,  is directly associated with the acquisitions from our Sponsor of the Arctic Aurora and the Yenisei River, materialized in the second and third quarters of 2014.

Net Cash Used in Financing Activities.
Net cash provided by financing activities of $120.4 million for the year ended December 31, 2015 consisted of the $133.3 million drawn down under our $200 Million Term Loan Facility and the $72.4 million net proceeds in connection with the issuance of our Series A Preferred Units, that were both used to finance the Lena River acquisition, counterbalanced by (i) increase in restricted cash by $1.0 million as per the minimum liquidity requirements of our $200 Million Term Loan Facility, (ii) distributions paid to all classes of unitholders amounting to $62.2 million, (iii) regular quarterly instalments on our $340 Million Credit Facility of $20.0 million, and (iv) payment of deferred finance costs amounting to $2.1 million in connection with the closing of the abovementioned facility.
Net cash provided by financing activities of $334.4 million for the year ended December 31, 2014, consisted mainly of the $120.5 million net proceeds from our June 2014 follow-on offering of common units and accompanying $0.1 million proceeds from the issuance of a number of general partner units to allow the Sponsor to maintain its general partner interests in us, the $590.0 million proceeds from the $340 Million Senior Credit Facility and the issuance of our 2019 Notes, offset by the $2.0 million increase in restricted cash as per the minimum liquidity requirements of our $340 Million Senior Credit Facility, the payment of cash distributions to our unitholders during the year of $43.0 million, the scheduled and full repayments during the year on our existing and previous debt agreements by approximately $229.1 million, the $88.1 million preferential deemed dividend in connection with the Optional Vessel acquisitions discussed elsewhere in this Annual Report, the full repayment of the $5.5 million outstanding under our Sponsor facility, the $1.9 million payments we incurred in connection with IPO and other filing costs and, finally, the $6.6 million cash expenditures we incurred concurrently with our entering into our the $340 Million Senior Credit Facility and 2019 Notes.
Distributions
Distributions on Common and Subordinated Units
On February 12, 2015, we paid a cash distribution for the fourth quarter of 2014 of $0.4225 per unit to all common and subordinated unitholders of record as of February 5, 2015.  On May 12, 2015, we paid a cash distribution for the first quarter of 2015 of $0.4225 per unit to all common and subordinated unitholders of record as of May 5, 2015. On August 13, 2015, we paid a cash distribution for the second quarter of 2015 of $0.4225 per unit to all common and subordinated unitholders of record as of August 6, 2015. On November 12, 2015, we paid a cash distribution for the third quarter of 2015 of $0.4225 per unit to all common and subordinated unitholders of record as of November 5, 2015.On February 12, 2016, we paid a cash distribution for the fourth quarter of 2015 of $0.4225 per unit to all common and subordinated unitholders of record as of February 5, 2016.
Distributions on Series A Preferred Units
On November 12, 2015, we paid a cash distribution for the period from July 20, 2015, to November 12, 2015 of $0.70 per unit to all Series A Preferred unitholders of record as of November 5, 2015. On February 12, 2016, we paid a cash distribution for the period from November 12, 2015 to February 12, 2016, of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2016.
General Partner Distributions
During the year ended December 31, 2015, we paid our General Partner and holder of the incentive distribution rights in the Partnership, an amount of $130,000 in aggregate.
The declaration and payment of distributions, if any, is always be subject to the discretion of our Board of Directors.

C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
None.
D.            TREND INFORMATION
Historically spot and short term charter hire rates for LNG carriers have been uncertain and volatile as has the supply and demand for LNG carriers. An excess of LNG carriers first became evident in 2004 before reaching a peak in the second quarter of 2010 when spot and short term charter hire rates together with utilization reached historic lows.  Due to a lack of newbuilding orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010, such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short-medium term charter hire rates together with fleet utilization reached historic highs as a result. What turned the tide for LNG shipping demand from the 2Q 2011 was the unprecedented rise in Japanese LNG demand following the Fukishima nuclear leak.
Charter rates for LNG vessels started declining from 2013 as fleet growth picked up while there was only marginal addition to liquefaction capacity with one LNG plant becoming operational in 2013 in Angola. The downward pressure on charter rates increased in 2014 and 2015 because 38 and 28 vessels were delivered, respectively, while demand for LNG was subdued due to stiff competition from low priced crude. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan a switch back to nuclear power.
In 2015, the LNG fleet increased in size by 6% rising from 392 to 417 ships by December 2105 with a combined capacity of 63.4 million cubic metres (cbm). Supply growth has outpaced demand growth and, as a result freight rates have been under pressure. Specifically short-term rates (one to three years) for LNG steam turbine vessels plunged from US$131,000 per day in 2012 to US$28,000 per day in 2015.  Long term rates (in excess of three years) for steam turbine vessels in 2015 were on a par with 2014. The 2015 average long-term charter rate for a vessel with a capacity of 155,000 cbm was US$ 55,000/day.
E.            OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.
F.            CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2015:
	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of Dollars)
Long Term Debt	$688,333	$28,333	$56,667	$398,333	$205,000
Interest on long term debt (1)	125,887	30,468	57,906	35,690	1,823
Management Fees & commissions payable to the Manager (2)	39,681	8,232	15,347	13,897	2,205
Executive Services fee (3)	1,690	587	1,103	—	—
Administrative Services fee (4)	40	40	—	—	—
Total	$855,631	$67,660	$131,023	$447,920	$209,028

(1)
Our long-term bank debt outstanding as of December 31, 2015 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the 3-month period LIBOR, the LIBOR specific to our loan agreements as of December 31, 2015 and our applicable margin rate.

(2)
Under the terms of the Management Agreements, we currently pay a management fee of $2,732 per day which is subject to an annual increase of 3% and further annual increases to reflect material unforeseen costs increases of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)
On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.000 to $1.0906, the EURO/USD exchange rate as of December 31, 2015 and does not include any incentive compensation which our Board of Directors may agree to pay.

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

Capital Commitments
Possible Acquisitions of Other Vessels
Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our right to purchase the Optional Vessels subject to the provisions of the Omnibus Agreement), we assess potential acquisition opportunities on a regular basis.
Pursuant to the Omnibus Agreement that we have entered into with our Sponsor and our General Partner, in addition to the Optional Vessels, we also have the right, but not the obligation, to purchase any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.
G.            SAFE HARBOR
See the section entitled "Forward Looking Statements" at the beginning of this Annual Report.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.            DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our directors and senior management.  The business address for these individuals is 23, Rue Basse, 98000 Monaco.
Name	Age	Position
George Prokopiou	69	Appointed Director and Chairman of the Board of Directors
Tony Lauritzen	39	Chief Executive Officer and Appointed Director
Michael Gregos	44	Chief Financial Officer
Levon Dedegian	64	Class III Director
Alexios Rodopoulos	68	Class II Director
Evangelos Vlahoulis	69	Class I Director

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
Evangelos Vlahoulis. Mr. Evangelos Vlahoulis has served as one of our directors since the closing of our IPO in November 2013 and also serves as Chairman of the Compensation Committee. Since 2005, Mr. Vlahoulis has served as Chief Executive Officer of Finship S.A. which provides maritime financing services including to Deutsche Bank in connection with their shipping activities in Greece. From 1984 until 2005 Mr. Vlahoulis served as the representative for Greek shipping of Deutsche Schiffsbank (the predecessor to Commercebank AB). Since October 2015, Mr. Vlachoulis serves as a consultant for the Greek branch of DVB bank. Mr. Vlahoulis is a graduate of London University and holds a BA in Economics.

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
Executive Compensation
Our executive officers, who report directly to our Board of Directors, are provided to us by our Manager under an Executive Services Agreement with retroactive effect from the closing date of our IPO. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments and automatically renews for successive five year terms unless terminated earlier.
B.            COMPENSATION OF DIRECTORS
Our chief executive officer who also serves as our director does not receive additional compensation for his service as director.  Each non-management director receives compensation for attending meetings of our Board of Directors, as well as committee meetings.  Non-management directors receive director fees of approximately $135,000 per year, in aggregate. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or other committees.  Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
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
Our board consists of five members, two of whom are appointed by our General Partner in its sole discretion and three of whom are elected by our common unitholders. Our Board of Directors has determined that all of the directors, other than Mr. George Prokopiou and Mr. Tony Lauritzen, satisfy the independence standards established by the NYSE, as applicable to us. Directors appointed by our General Partner serve as directors for terms determined by our General Partner.  Directors elected by our common unitholders are divided into three classes serving staggered three-year terms: the Class I Elected Director shall be elected to serve for a one year term expiring on the date of the succeeding annual meeting, the Class II Elected director shall be elected to serve for a two-year term expiring on the second succeeding annual meeting and (c) the Class III Elected Director shall be elected to serve for a three-year term expiring on the third succeeding annual meeting.  At each annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the Board of Directors or by any limited partner or group of limited partners that holds at least 15% of the outstanding common units.
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
Please see "Item 16G. Corporate Governance."
D.            EMPLOYEES
As of December 31, 2015, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements.  Please see "Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Vessel Management." The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see "Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Administrative Services Agreement & Executive Services Agreement."
E.            UNIT OWNERSHIP
"Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders."

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.            MAJOR UNITHOLDERS
The following table sets forth the beneficial ownership of our common units and subordinated units as of April 15, 2016 by each person that we know to beneficially own more than 5% of our outstanding common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:
	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units
Name of Beneficial Owner	Number	Percent	Number	Percent	Beneficially Owned
Dynagas Holding Ltd.(1)	610,000	3.0%	14,985,000	100%	43.9%
Kayne Anderson Capital Advisors LP(2)	3,928,533	19.2%	—	—	11.1%
Clearbridge Investments, LLC(3)	1,235,900	6.0%	—	—	3.5%
Zimmer Partners, LP(4)	1,177,668	5.7%	—	—	3.3%
All executives, officers and directors as a group(5)	*	*	—	—	*
___________________
(1)
Dynagas Holding Ltd. is beneficially owned by the Prokopiou Family, including George Prokopiou and his daughters Elisavet Prokopiou, Johanna Prokopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 23, Rue Basse, 98000 Monaco.

(2)	Based on information contained in the Schedule 13G/A that was filed with the SEC on January 11, 2016 by Kayne Anderson Capital Advisors LP and the other reporting persons named therein.
(3)	Based on information contained in the Schedule 13G that was filed with the SEC on February 16, 2016 by Clearbridge Investments, LLC.
(4)	Based on information contained in the Schedule 13G/A that was filed with the SEC on January 23, 2015 by Zimmer Partners, LP, and includes ownership information of other reporting persons therein.
(5)
Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common units apart from Mr. George Prokopiou, whose ownership interests are separately presented in the above table.

As of April 15, 2016, we had two unitholders of record located in the United States, which held an aggregate of 19,895,000 common units, representing 97.0% of our outstanding common units. We believe that the units held by CEDE & CO., a nominee if the Depository Trust Company and one of the two aforementioned United States unitholders, include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners.
According to a Schedule 13G/A filed with the Commission on January 11, 2016, Goldman Sachs Asset Management, LP reduced its holdings in us from 3,134,183 common units, as of February 2015, to 351,196 common units.

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
Omnibus Agreement
On November 18, 2013, we, and certain of our subsidiaries, entered into the Omnibus Agreement with our Sponsor and our General Partner.  On April 12, 2016, we amended and restated the Omnibus Agreement, to, among other things, include as Optional Vessels our Sponsor's minority ownership interest in the five entities that respectively own each of the Additional Optional Vessels. References herein to the "Omnibus Agreement" refer to the Omnibus Agreement as currently in effect. The following discussion describes certain provisions of the Omnibus Agreement.
Noncompetition
Under the Omnibus Agreement, our Sponsor has agreed, and has caused its affiliates (other than us, and our subsidiaries) to agree, not to acquire, own, operate or contract for any LNG carrier operating under a charter with an initial term of four or more years. We refer to these LNG carriers, together with any related contracts, and our Sponsor's ownership interest in the Additional Optional Vessels, as "Four-Year LNG carriers" and to all other LNG carriers, together with any related contracts, as "Non-Four-Year LNG carriers." The restrictions in this paragraph will not prevent our Sponsor or any of its controlled affiliates (including us and our subsidiaries) from:
(1)	acquiring, owning, operating or chartering any Non-Four-Year LNG carriers;
(2)	(i) acquiring or owning one or more Four-Year LNG carrier(s) (other than with respect to the Sponsor's ownership interest in the entities that own the Additional Optional Vessels, which is covered in (ii) below) if such Dynagas Holding Entity (as defined in the Omnibus Agreement) offers to sell such Four-Year LNG carrier to us for the acquisition price plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Four-Year LNG carrier in accordance with the terms of the Omnibus Agreement) and (ii) owning any Optional Interests (as defined in the Omnibus Agreement) in the entities that own the Additional Optional Vessels at any time on or after the time at which such interests are treated as a Four-Year LNG carrier pursuant to the Omnibus Agreement, if the related Dynagas Holding Entities (as applicable), offer to sell such Optional Interests to us for the pro rata portion of the acquisition price relating to the corresponding LNG carrier owned by such entity plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Optional Interests in accordance with the terms of the Omnibus Agreement);
(3)	operating or chartering an LNG carrier under a charter with a term of four or more years if such Dynagas Holding Entity (other than in the case of an Additional Optional Vessel) offers to sell such LNG carrier to us for fair market value (i) promptly after the time it becomes a Four-Year LNG carrier and (ii) at each renewal or extension of that charter if such renewal or extension is for a term of four or more years, in each case in accordance with the procedures set forth in the Omnibus Agreement;
(4)	acquiring and owning a controlling interest in one or more Four-Year LNG carriers as part of the acquisition of an interest in business or package of assets that owns, operates or charters such Four-Year LNG carriers; provided, however; if a majority of the value of the business or assets acquired is attributable to Four-Year LNG carriers, as determined in good faith by our Sponsor's board of directors, the Dynagas Holding Entity must offer to sell such Four-Year LNG carrier(s) to us for their fair market value plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (for the avoidance of doubt, nothing herein shall prohibit the acquisition and owning of one or more Four-Year LNG carriers as part of the acquisition of a minority interest in a business or package of assets that owns, operates or charters Four-Year LNG carriers);

(5)	acquiring a non-controlling interest in any company, business or pool of assets;
(6)	acquiring, owning, operating or chartering any Four-Year LNG carrier if we do not fulfill our obligation to purchase such Four-Year LNG carrier in accordance with the terms of the Omnibus Agreement;
(7)	acquiring, owning, operating or chartering any Four-Year LNG carrier that is subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;
(8)	providing vessel management services relating to any LNG carrier;
(9)	acquiring and owning any Four-Year LNG carrier as part of a financing arrangement, including by way of a sale leaseback transaction, which is accounted for as a financial lease under United States generally accepted accounting principles; or
(10)	acquiring, owning, operating or chartering any Four-Year LNG carrier if we have previously advised our Sponsor that we consent to such acquisition, operation or charter.
If our Sponsor or any of its controlled affiliates acquires, owns, operates or contracts for Four-Year LNG carriers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.
Under the Omnibus Agreement we are not be restricted from acquiring, operating or chartering Non-Four-Year LNG carriers.
Upon a change of control (as such term is set forth in the Omnibus Agreement) of us or our General Partner, the noncompetition provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of our Sponsor (as such term is set forth in the Omnibus Agreement), the noncompetition provisions of the Omnibus Agreement applicable to our Sponsor will terminate at the time that is the later of (1) the date of the change of control of our Sponsor and (2) the date on which all of our outstanding subordinated units have converted to common units. In addition, on the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our General Partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to our Sponsor shall terminate immediately.
Rights to Purchase Optional Vessels
The Omnibus Agreement provides us with the right, subject to certain conditions, to purchase the Initial Optional Vessels and our Sponsor's ownership interest in the entities that respectively own the Additional Optional Vessels, from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. These purchase rights expire 24 months following the respective delivery of each Optional Vessel from the shipyard (or in the case of the Clean Ocean and the Clean Planet, until March 31, 2017, and in the case of our Sponsor's ownership interest in the entities that own the Additional Optional Vessels, within 24 months following the expiration, without acceptance, of our 30-day option to purchase such interests pursuant to the Omnibus Agreement, so long as such Additional Optional Vessels are employed under a long-term charter of four or more years upon their respective delivery dates). If we are unable to agree with our Sponsor on the purchase price of any of the Initial Optional Vessels or our Sponsor's ownership interest in the entities that respectively own the Additional Optional Vessels, as the case may be, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase such assets at such price. The independent appraiser will be mutually appointed by our Sponsor and our conflicts committee. Please see "Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected."

Rights of First Offer on LNG carriers
Under the Omnibus Agreement, we and our subsidiaries have granted to our Sponsor the right of first offer on any proposed sale, transfer or other disposition of any LNG carrier owned by us. Under the Omnibus Agreement, our Sponsor has agreed (and will cause their subsidiaries to agree) to grant a similar right of first offer to us for any Four-Year LNG carriers they own (including our Sponsor's ownership interests in the Additional Optional Vessels). These rights of first offer will not apply to (a) with respect to the Sponsor, a sale, transfer or other disposition of assets between or among any of its subsidiaries (other than us) and with respect to us, a sale, transfer or other disposition of assets between or among any of our subsidiaries (other than the Sponsor, if applicable), or pursuant to the terms of any contract or other agreement with a contractual counterparty existing at the time of the closing of our IPO or (b) a merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.
Prior to engaging in any negotiation regarding any LNG carrier's disposition with respect to a Four-Year LNG carrier with a non-affiliated third-party, we or our Sponsor, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and our Sponsor will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or our Sponsor, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the LNG carrier to a third-party (or to agree in writing to undertake such transaction with a third-party) on terms generally no less favorable to us or our Sponsor as the case may be, than those offered pursuant to the written notice.
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
Our Sponsor also indemnifies us for liabilities related to:
•	certain defects in title to our Sponsor's assets contributed or sold to us and any failure to obtain, prior to the time they were contributed or sold to us, certain consents and permits necessary to conduct, own and operate such assets, which liabilities arise within three years after the closing of our IPO (or, in the case of the Optional Vessels which we have rights to purchase, within three years after our purchase of them, if applicable); and
•	tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.
Amendments
The Omnibus Agreement may not be amended without the prior approval of the conflicts committee of our Board of Directors if the proposed amendment will, in the reasonable discretion of our Board of Directors, adversely affect holders of our common units.
Vessel Acquisitions
On June 23, 2014, pursuant to a share purchase agreement, we acquired 100% of the ownership interests in the entity that owns and operates the Arctic Aurora, which is currently operating under a time charter with Statoil with an initial term of five years, for an aggregate purchase price of $235.0 million. We purchased only the Arctic Aurora and the related time charter. All of the other assets and liabilities relating to the Sponsor entity that owns the Arctic Aurora remained with our Sponsor and did not form part of the purchase price. We funded the acquisition of the Arctic Aurora using the net proceeds of our underwritten public offering of common units completed in June 2014 and a portion of the proceeds of the $340 Million Senior Credit Facility.
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
On December 21, 2015, pursuant to a share purchase agreement, we acquired 100% of the ownership interests in the entity that owns and operates the Lena River, which is currently operating under a time charter with Gazprom with an initial term of five years, for an aggregate purchase price of $240.0 million.  We purchased only the Lena River and the related time charter.  All of the other assets and liabilities relating to the Sponsor entity that owns the Lena River remained with our Sponsor and did not form part of the purchase price.  We funded the acquisition of the Lena River using the net proceeds we received from our offering of Series A Preferred Units, borrowings under our $200 Million Term Loan Facility, and cash on hand. At the closing date of the transaction, the Sponsor provided us a $35.0 million interest free credit financing in respect of unsettled amounts in connection with the acquisition that remained outstanding as of December 31, 2015, and repaid early in 2016.

Vessel Management
Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to identical agreements with our wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by Mr. George Prokopiou, our Chairman of the Board, and has been providing these services for the vessels in our Fleet for over ten years. In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, which also includes the supervision of the construction of these vessels. Through our Manager, we have had a presence in LNG shipping for over ten years, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.
We currently pay our Manager a technical management fee of $2,732 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.
In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus which is the amount paid to the ship owner as compensation for all or a part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer, or other income earned during the course of the employment of our vessels, during the term of the management agreements, for providing the relevant vessel-owning subsidiary with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others.  In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third-parties, in accordance with the Management Agreements.
We incurred an aggregate expense of approximately $6.7 million to our Manager in connection with the management of our Fleet under the Management Agreements for the year ended December 31, 2015. We incurred an aggregate expense of approximately $4.9 million to our Manager in connection with the management of our Fleet under the Management Agreements for the year ended December 31, 2014.
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
During the year ended December 31, 2015, we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.
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
$30 Million Revolving Credit Facility
In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital. This revolving credit facility is interest free and has a term of five years.  The loan may be drawn and prepaid in whole or in part at any time during its term.  As of December 31, 2015, no amounts were outstanding under the facility.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including Dynagas Holding Ltd., on the one hand, and us and our unaffiliated limited partners, on the other hand. Our General Partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our Board of Directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Certain of our officers and directors are also officers of our Sponsor or its affiliates and have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.
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
Neither our General Partner nor our Board of Directors will be in breach of their obligations under the Partnership Agreement or their duties to us or the unitholders if the resolution of the conflict is:
•	approved by our conflicts committee, although neither our General Partner nor our Board of Directors are obligated to seek such approval;
•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our General Partner or any of its affiliates, although neither our General Partner nor our Board of Directors is obligated to seek such approval;
•	on terms no less favorable to us than those generally being provided to or available from unrelated third-parties, but neither our General Partner nor our Board of Directors is required to obtain confirmation to such effect from an independent third-party; or
•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.
Our General Partner or our Board of Directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our Board of Directors or from the common unitholders. If neither our General Partner nor our Board of Directors seeks approval from the conflicts committee, and our Board of Directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our Board of Directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our Partnership Agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. See "Item 6. Directors, Senior Management and Employees—C. Board Practices." for information about the composition and formation of the conflicts committee of our Board of Directors.

Conflicts of interest could arise in the situations described under the heading "Item 3. Key Information—D. Risk Factors —Risks Relating to Conflicts of Interest," among others.
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
Our Partnership Agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our General Partner or by our directors. We have adopted these provisions to allow our General Partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to our Sponsor, as well as to our unitholders. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:
•	the fiduciary duties imposed on our General Partner and our directors by the Partnership Act;
•	material modifications of these duties contained in our Partnership Agreement; and
•	certain rights and remedies of unitholders contained in the Partnership Act.
Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a Partnership Agreement providing otherwise, would generally require a General Partner and the directors of a Marshall Islands limited partnership to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a Partnership Agreement providing otherwise, would generally prohibit a General Partner or the directors of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership Agreement modified standards	Our Partnership Agreement contains provisions that waive or consent to conduct by our General Partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our Partnership Agreement provides that when our General Partner is acting in its capacity as our General Partner, as opposed to in its individual capacity, it must act in "good faith" and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our General Partner is acting in its individual capacity, as opposed to in its capacity as our General Partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our General Partner and our Board of Directors would otherwise be held. Our Partnership Agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by our conflicts committee of our Board of Directors must be:
•	on terms no less favorable to us than those generally being provided to or available from unrelated third-parties; or
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

As to remedies of unitholders, the Partnership Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third-party where a General Partner or a Board of Directors has refused to institute the action or where an effort to cause a General Partner or a Board of Directors to do so is not likely to succeed. These actions include actions against a General Partner for breach of its fiduciary duties or of the Partnership Agreement.

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
Distributions on our Units
Series A Preferred Unit Distributions
Series A Preferred Unitholders are entitled under our Partnership Agreement to receive cumulative cash distributions when, as and if declared by our Board of Directors, out of legally available funds for such purpose.  Distributions on Series A Preferred Units are cumulative and accrue at the distribution rate of 9.0%.
Minimum Quarterly Distribution
Common unitholders are entitled under our Partnership Agreement to receive a minimum quarterly distribution of $0.365 per unit, or $1.46 per unit per year, prior to any distribution on the subordinated units but prior to any distribution on the Series A Preferred Units, to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses.
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
For information on our distributions for the year ended December 31, 2015, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."
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

Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.  Our General Partner currently holds the incentive distribution rights.  The incentive distribution rights may be transferred separately from our general partner interest, subject to restrictions in the Partnership Agreement.  Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner's merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third-party prior to December 31, 2016.  Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.
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
A.            OFFER AND LISTING DETAILS
Our common units started trading on NASDAQ under the symbol "DLNG" on November 13, 2013.  On December 30, 2014, we voluntarily transferred the listing of our common units to the NYSE.  Our common units continue to trade under the ticker symbol "DLNG."  The following table sets forth the high and low prices for the common units since the date of listing for the periods indicated.

For the Year Ended	High (US$)	Low (US$)
December 31, 2013*	23.79	16.75
December 31, 2014	25.50	13.66
December 31, 2015	20.95	7.80
* For the period beginning November 13, 2013

For the Quarter Ended:	High (US$)	Low (US$)
March 31, 2014	22.77	20.71
June 30, 2014	25.50	20.85
September 30, 2014	25.13	22.33
December 31, 2014	23.43	13.66
March 31, 2015	20.95	14.50
June 30, 2015	20.83	14.59
September 30, 2015	16.99	11.03
December 31, 2015	15.00	7.80
March 31, 2016	11.59	6.70

Most Recent Six Months:	High (US$)	Low (US$)
October 2015	15.00	13.22
November 2015	14. 66	12.09
December 2015	12.92	7.80
January 2016	10.54	6.70
February 2016	10.20	7.06
March 2016	11.59	8.88
April 2016 (through and including April 15, 2016)	14.37	10.81

Our Series A Preferred Units has been trading on the New York Stock Exchange under the symbol "DLNG PR A" since July 14, 2015. The following table shows the high and low prices for our Series A Preferred Units:

For the Year Ended	High (US$)	Low (US$)
December 31, 2015	25.60	14.25
* For the period beginning July 14, 2015

For the Quarter Ended:	High (US$)	Low (US$)
September 30, 2015*	25.60	16.95
December 31, 2015	19.99	15.01
* For the period beginning July 14, 2015

Most Recent Six Months:	High (US$)	Low (US$)
October 2015	19.99	16.79
November 2015	19.99	18.27
December 2015	19.19	15.01
January 2016	19.25	14.25
February 2016	18.70	15.01
March 2016	21.35	17.02
April 2016 (through and including April 15, 2016)	22.95	20.46

In addition, our 2019 Notes started trading on the NYSE on December 30, 2014 under the ticker symbol "DLNG 19."

ITEM 10.	ADDITIONAL INFORMATION
A.            SHARE CAPITAL
Not applicable.
B.            MEMORANDUM AND ARTICLES OF ASSOCIATION
The information required to be disclosed under Item 10.B. is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on November 8, 2013 and our Registration Statement on Form 8-A filed with the SEC on July 23, 2015, provided that as of December 31, 2015, our total issued and outstanding common units has increased to 20,505,000.
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

The Marshall Islands and Malta, the jurisdictions where we and our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. It may be difficult for us to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.
The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2015, our common units were "primarily traded" on the NYSE.
Under the regulations, our units will be considered to be "regularly traded" on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, which represent more than 50% of our outstanding units, were listed on the NYSE during 2015, we currently satisfy the listing requirement.
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
For more than half the days of our taxable year ended December 31, 2015, less than 50% of our common units were owned by 5% Unitholders.  Therefore, we believe that we were not subject to the 5 Percent Override Rule for 2015.  However, there is no assurance that we will continue to qualify for exemption under Section 883.  For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50 percent or more of our common units for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance that we will be able to satisfy them.
Based on the foregoing, we believe that we satisfied the publicly traded test for our taxable year ended December 31, 2015.

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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such U.S. Holder must file IRS Form 8621.

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
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on and appropriate IRS Form W-8.
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
F.            DIVIDENDS AND PAYING AGENTS
Not applicable.
G.            STATEMENTS BY EXPERTS
Not applicable.
H.            DOCUMENTS ON DISPLAY
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 23, Rue Basse, 98000 Monaco. Those documents electronically filed via the SEC's Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC's website at www.sec.gov, free of charge, or from the SEC's Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.
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
Interest Rate Risk
The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future earnings. In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We expect our sensitivity to interest rate changes to increase in the future since all of our interest rate swaps matured during 2012. As of December 31, 2015, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $438.3 million.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income and cash flows during the year ended December 31, 2015 by approximately $3.3 million based upon our floating interest bearing debt level during 2015. A corresponding increase in LIBOR during the year ended December 31, 2014, would have decreased our net income and cash flows by approximately $2.8 million. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Optional Vessels or other vessels from affiliated or unaffiliated third-parties.
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
Foreign Currency Exchange Risk
We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating, voyage and the majority of our dry-docking related expenses, primarily ship repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2015, we incurred approximately 19.0% of our operating expenses and 31.8% of our unaffiliated general and administrative expenses in currencies other than the U.S. dollar compared to 21.5% of our operating expenses and 29.3% of our general and administrative expenses for the year ended December 31, 2014. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2015 and 2014, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.
We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.
Concentration of Credit Risk
The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and independent and government-owned gas producers. For the years ended December 31, 2015 and 2014, three charterers individually accounted for all of our revenues:

Charterer	2015	2014
Gazprom	52%	36%
BG Group	29%	50%
Statoil	19%	14%
Total	100%	100%

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
In July 2015, we completed our underwritten public offering of the Series A Preferred Units. Our Series A Preferred Units rank senior to our common units and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon a liquidation event.  Please see our Third Amended and Restated Limited Partnership Agreement, filed as an exhibit hereto, for additional information about our units.
ITEM 15.	CONTROLS AND PROCEDURES
A.            Disclosure Controls and Procedures
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
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Partnership's principal executive and principal financial officer and effected by the Partnership's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership;
•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Partnership's management and directors; and
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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
Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2015. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership's internal controls over financial reporting are effective as of December 31, 2015.
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
We have adopted the Dynagas LNG Partners LP Corporate Code of Business Ethics and Conduct that applies to all of our employees and our officers and directors. This document is available under the "Corporate Governance" tab in the "Company" section of our website (www.dynagaspartners.com). We intend to disclose, under this tab of our web site, any waivers to or amendments of the Dynagas LNG Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.
Unitholders may also request a copy of our Corporate Code of Business Ethics and Conduct at no cost by writing or telephoning us at: Dynagas LNG Partners LP, 923, Rue Basse, 98000 Monaco, Tel: 377 99 99 6445.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for the years ended December 31, 2015 and 2014 was Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.'s Services
In 2015 and 2014, the fees rendered by the auditors were as follows:
	2015	2014
Audit Fees	€175,000	€250,000
Audit-Related Fees	-	-
Tax Fees	6,000	-
All Other Fees	-	-
	€181,000	€250,000

Audit Fees
Audit fees for 2015 and 2014 include fees related to (i) audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.
Audit-Related Fees
None.
Tax Fees
There were no tax fees billed in 2014.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2015 and 2014.

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
The following financial statements, together with the related reports of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-31.
ITEM 19.	EXHIBITS
The following exhibits are filed as part of this Annual Report:
Exhibit Number	Description
1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2	Third Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(3)
1.3	Certificate of Formation of Dynagas GP LLC(1)
1.4	Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5	Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6	Limited Partnership Agreement of Dynagas Operating LP(1)
1.7	Certificate of Formation of Dynagas Operating GP LLC(1)
1.8	Limited Liability Company Agreement of Dynagas GP LLC(1)
4.1	Form of Vessel Management Agreement
4.2	Omnibus Agreement, dated November 18, 2013(2)
4.3	First Amended and Restated Omnibus Agreement, dated April 12, 2016
4.4	Contribution Agreement(1)
4.5	$30 Million Revolving Credit Facility with Dynagas Holding Ltd.(2)
4.6	2013 Senior Secured Revolving Credit Facility(2)
4.7	Executive Services Agreement(2)
4.8	Administrative Services Agreement(4)
4.9	Share Purchase Agreement dated April 17, 2014(4)
4.10	Share Purchase Agreement dated September 22, 2014(4)
4.11	Share Purchase Agreement dated December 17, 2015
4.12	$340 Million Senior Secured Credit Facility(4)
4.13
Base Indenture, dated as of September 15, 2014, by and among the Partnership and Dynagas Finance Inc., as Issuers, and Deutsche Bank Trust Company Americas, as Trustee, relating to 6.25% Senior Notes Due 2019. (4)

4.14
First Supplemental Indenture, dated as of September 15, 2014, by an among by and among the Partnership and Dynagas Finance Inc., as Issuers, and Deutsche Bank Trust Company Americas, as Trustee, relating to 6.25% Senior Notes Due 2019. (4)

4.15	$200 Million Term Loan Facility
8.1	Subsidiaries of Dynagas LNG Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer.
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
101.INS	XBRL Instance Document **
101.SCH	XBRL Taxonomy Extension Schema **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase **
101.DEF	XBRL Taxonomy Extension Definition Linkbase **
101.LAB	XBRL Taxonomy Extension Label Linkbase **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase **

(1)
Incorporated by reference to the Partnership's Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission on November 12, 2013 (Registration No. 333-191653)

(2)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 25, 2014
(3)	Incorporated by reference to the Partnership's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on July 23, 2015.
(4)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 10, 2015.
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
DYNAGAS LNG PARTNERS LP

		By:	/s/ Michael Gregos
			Name:	Michael Gregos
			Title:	Chief Financial Officer (Principal Financial Officer)

Date:	April 18, 2016

DYNAGAS LNG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Partners of Dynagas LNG Partners LP

We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the "Partnership") as of December 31, 2015 and 2014, and the related consolidated statements of income, Partners' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynagas LNG Partners LP at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
 April 18, 2016

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets
As of December 31, 2015 and 2014
(Expressed in thousands of U.S. Dollars—except for unit data)
	Note	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$24,293	$11,949
Trade receivables		103	—
Prepayments and other assets		610	737
Inventories		348	357
Due from related party	3	460	889
Total current assets		25,814	13,932

FIXED ASSETS, NET:
Vessels, net	4	1,036,157	839,883
Total fixed assets, net		1,036,157	839,883
OTHER NON CURRENT ASSETS:
Restricted cash	5	25,000	24,000
Deferred revenue		—	943
Due from related party	3	1,350	1,125
Above-market acquired time charter contract	7	19,782	—
Total assets		$1,108,103	$879,883

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	5	$27,467	$19,584
Trade payables		4,935	2,369
Due to related party, current	3	230	142
Accrued liabilities		3,595	3,716
Unearned revenue		15,126	7,022
Total current liabilities		51,353	32,833
NON-CURRENT LIABILITIES:
Deferred revenue		1,094	1,429
Due to related party, non-current	3	35,000	—
Long—term debt, net of current portion and deferred financing fees	5	652,818	547,923
Total non-current liabilities		688,912	549,352

Commitments and contingencies	8	—	—

PARTNERS' EQUITY:
Common unitholders (unlimited authorized; 20,505,000 units issued and outstanding as at December 31, 2015 and 2014)	9	302,954	304,729
Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2015)	9	73,216	—
Subordinated unitholders(14,985,000 units issued and outstanding as at December 31, 2015 and 2014)	9	(8,427)	(7,131)
General Partner(35,526 units issued and outstanding as at December 31, 2015 and 2014)	9	95	100
Total partners' equity		367,838	297,698

Total liabilities and partners' equity		$1,108,103	$879,883
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Income
For the years ended December31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Note	2015	2014	2013
REVENUES:
Voyage revenues		$145,202	$107,088	$85,679
EXPENSES:
Voyage expenses		(983)	(910)	(675)
Voyage expenses-related party	3(a)	(1,821)	(1,363)	(1,011)
Vessel operating expenses		(23,244)	(16,813)	(11,909)
General and administrative expenses		(1,086)	(1,014)	(387)
General and administrative expenses- related party	3	(719)	(937)	—
Management fees-related party	3	(4,870)	(3,566)	(2,737)
Depreciation	4	(24,387)	(17,822)	(13,579)

Operating income		$88,092	$64,663	$55,381

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 11	(27,974)	(14,524)	(9,732)
Interest income		35	221	—
Other, net		(103)	201	(29)

Total other expenses		(28,042)	(14,102)	(9,761)

Partnership's Net Income		$60,050	$50,561	$45,620
Common unitholders' interest in Net Income		$32,878	$28,323	$22,787
Preferred unitholders' interest in Net Income		$3,019	$—	$—
Subordinated unitholders' interest in Net Income		$24,028	$22,170	$22,787
General Partner's interest in Net Income		$125	$68	$46
Earnings per unit, basic and diluted:	10
Common unit (basic and diluted)		$1.60	$1.58	$2.95
Weighted average number of units outstanding, basic and diluted:	10
Common units		20,505,000	17,964,288	7,729,521
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Partners' Equity
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars—except for unit data)

					Partners' Capital
	Series A Preferred	Common	Subordinated	General Partner	Series A Preferred	Common	Subordinated	General Partner	Total
BALANCE, December 31, 2012	—	6,735,000	14,985,000	30,000	$—	$23,278	$51,793	$104	$75,175
—Net income	—	—	—	—	—	22,787	22,787	46	45,620
—Issuance of common units, net of issuance costs (Note 9)	—	8,250,000	—	—	—	136,904	—	—	136,904
BALANCE, December 31, 2013	—	14,985,000	14,985,000	30,000	$—	$182,969	$74,580	$150	$257,699
—Net income	—	—	—	—	—	28,323	22,170	68	50,561
—Issuance of common units, net of issuance costs (Note 9)	—	5,520,000	—	5,526	—	120,444	—	126	120,570
—Distributions declared and paid (Note 9)	—	—	—	—	—	(23,568)	(19,398)	(44)	(43,010)
—Preferential deemed dividend (Note 9)	—	—	—	—	—	(3,439)	(84,483)	(200)	(88,122)
BALANCE, December 31, 2014	—	20,505,000	14,985,000	35,526	$—	$304,729	$(7,131)	$100	$297,698
—Net income	—	—	—	—	3,019	32,878	24,028	125	60,050
—Issuance of preferred units, net of issuance costs (Note 9)	3,000,000	—	—	—	72,297	—	—	—	72,297
—Distributions declared and paid (Note 9)	—	—	—	—	(2,100)	(34,653)	(25,324)	(130)	(62,207)
BALANCE, December 31, 2015	3,000,000	20,505,000	14,985,000	35,526	$73,216	$302,954	$(8,427)	$95	$367,838
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Cash Flows
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of U.S. Dollars)
		2015	2014	2013
Cash flows from Operating Activities:	Note
Net income:		$60,050	$50,561	$45,620
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		24,387	17,822	13,579
Amortization and write-off of deferred financing fees		1,545	785	1,050
Deferred revenue amortization		608	2,065	(4,245)
Amortization of fair value of acquired time charters	7	218	—	—
Provision for doubtful debt		—	—	63
Changes in operating assets and liabilities:
Trade receivables		(103)	190	118
Prepayments and other assets		94	(250)	(178)
Inventories		9	(357)	—
Due from/to related party		292	278	(5,450)
Trade payables		1,808	310	(3,156)
Accrued liabilities		(68)	2,636	(1,081)
Unearned revenue		8,104	2,403	(2,116)
Net cash provided by Operating Activities		96,944	76,443	44,204

Cash flows from/(used in) Investing Activities:
Vessel Acquisitions	3(c), 4	(205,045)	(404,530)	—
Net cash used in Investing Activities		(205,045)	(404,530)	—

Cash flows from/(used in) Financing Activities:
Increase in restricted cash		(1,000)	(2,000)	(15,227)
Payment of IPO issuance costs and other filing costs		(65)	(1,938)	—
Issuance of preferred units, net of issuance costs paid	9	72,446	—	—
Issuance of common units, net of issuance costs paid		—	120,514	138,800
Issuance of general partner units		—	126	—
Preferential deemed dividend	3(c)	—	(88,122)	—
Distributions declared and paid		(62,207)	(43,010)	—
Proceeds from long-term debt		133,333	590,000	214,085
Repayment of long-term debt		(20,000)	(229,085)	(380,715)
Loan from/ (Repayment of loan to) related party		—	(5,500)	5,500
Payment of deferred finance fees		(2,062)	(6,626)	(970)
Net cash provided by/(used in) Financing Activities		120,445	334,359	(38,527)

Net increase in cash and cash equivalents		12,344	6,272	5,677
Cash and cash equivalents at beginning of the year		11,949	5,677	—
Cash and cash equivalents at end of the year		$24,293	$11,949	$5,677
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest		$25,798	$10,724	$9,487
Non-cash Investing Activities:
Vessel acquisitions	3(c)	$35,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information:
Dynagas LNG Partners LP ("Dynagas Partners" or "the Partnership") was incorporated as a limited Partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18 2013, the Partnership successfully completed its initial public offering (the "IPO") on the NASDAQ Global Select Market, whereas, on December 29, 2014, the Partnership's common units ceased trading on NASDAQ and, on December 30, 2014, commenced trading on the NYSE.
At the closing of the Offering, the Partnership entered into the following agreements: i) an Omnibus agreement with Dynagas Holding Ltd. ("Dynagas Holding" or the "Sponsor", a company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and his close family members) that provides the Partnership the right to purchase LNG carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein and ii) a $30 million revolving credit facility with the Sponsor to be used for general Partnership purposes (Note 3(b)).
The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification liquefied natural gas ("LNG") vessels and is the sole owner of all outstanding shares or units of the following subsidiaries as of December 31, 2015:
Vessel Owning Subsidiaries:
Company Name	Country of incorporation	Vessel Name	Delivery Date to Partnership	Year Built	Cbm Capacity
Pegasus Shipholding S.A. ("Pegasus")	Marshall Islands	Clean Energy	March 2007	2007	149,700
Lance Shipping S.A. ("Lance")	Marshall Islands	Ob River	July 2007	2007	149,700
Seacrown Maritime Ltd. ("Seacrown")	Marshall Islands	Amur River (1)	January 2008	2008	149,700
Fareastern Shipping Limited ("Fareastern")	Malta	Arctic Aurora	June 2014	2013	155,000
Navajo Marine Limited ("Navajo")	Marshall Islands	Yenisei River	September 2014	2013	155,000
Solana Holding Ltd. ("Solana")	Marshall Islands	Lena River	December 2015	2013	155,000

(1)	Renamed from Clean Force in June 2015.
Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation	Purpose of incorporation
Quinta Group Corp. ("Quinta")	Nevis	Holding company that owns all of the outstanding capital stock of Pegasus.
Pelta Holdings S.A. ("Pelta")	Nevis	Holding company that owns all of the outstanding capital stock of Lance.
Dynagas Equity Holdings Ltd.("Dynagas Equity")	Liberia	Holding company that owns all of the outstanding capital stock of Quinta, Pelta, Seacrown, Fareastern, Navajo, Solana and Arctic LNG.
Dynagas Operating GP LLC. ("Dynagas Operating GP")	Marshall Islands	Limited Liability Company, in which the Partnership holds 100% membership interests and that has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

Dynagas Operating LP. ("Dynagas Operating")	Marshall Islands	Limited partnership in which the Partnership holds 100% percentage interests.
Dynagas Finance Inc. ("Dynagas Finance")	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities are limited to co-issuing the Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG Carriers Ltd. ("Arctic LNG")	Marshall Islands	Wholly owned subsidiary of Dynagas Equity that currently has no operations in place nor is it engaged in any other activities.
The technical, administrative and commercial management of the Partnership's vessels is performed by Dynagas Ltd. (the "Manager"), a related company, wholly owned by Mr. George Prokopiou, the Partnership's Chairman of the Board of Directors (Note 3(a)).
As of December 31, 2015, Dynagas Holding owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units, which, generally, have no voting rights), including the 0.1% General Partner interest retained by it, as the General Partner is owned and controlled by the Partnership's Sponsor.
2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
Dynagas Partners, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 810 "Consolidation" a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities ("VIE") are entities as defined under ASC 810 that in general either has equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2015 and 2014, no such interests existed.

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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(c)
Other Comprehensive Income: The Partnership follows the provisions of ASC 220, "Comprehensive Income" which requires separate presentation of certain transactions, which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and, accordingly, for the years ended December 31, 2015, 2014 and 2013 comprehensive income equaled net income.

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
(f)
Restricted cash: Restricted cash may comprise of i) minimum liquidity collateral requirements or minimum required cash deposits that are required to be maintained under the Partnership's financing arrangements, ii) cash deposits in so-called "retention accounts" which may only be used as per the Partnership's borrowing arrangements for the purpose of serving the loan installments coming due or iii) other cash deposits required to be retained until other specified conditions prescribed in the Partnership's debt agreements are met. In the event that the obligation to maintain such deposits is expected to be elapsed within the next operating cycle, these deposits are classified as current assets. Otherwise they are classified as non-current assets.

(g)
Trade Receivables: The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. Provision for doubtful accounts as of December 31, 2015 and 2014 was nil.

(h)
Inventories: Inventories consist of lubricants which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers during periods when vessels are unemployed or under voyage charters, that are also stated at the lower of cost or market and cost is still determined by the first in, first out method.

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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(j)
Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, capitalized interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership's vessels is depreciated beginning when the vessel is ready for her intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value. With effect from October 1, 2014, the Partnership revised its' initial scrap rate estimate from an average fleet scrap rate of $0.717 per lightweight ton (or a vessel specific of 12% of the initial vessel cost) to $0.685 per lightweight ton per LNG carrier and that change in estimate is expected to decrease the Partnership's net income in future periods. Management estimates the useful life of the Partnership's vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(k)
Impairment of Long-Lived Assets: The Partnership follows ASC 360-10-40 "Impairment or Disposals of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Partnership evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" based on management's estimates and assumptions and by making use of available market data and taking into consideration third party valuations and other market observable data that allow value to be determined. The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The Partnership determines undiscounted projected net operating cash flows, for each vessel and compares it to the vessel's carrying value. In developing estimates of future cash flows, the Partnership must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated charter rate for the unfixed days. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate prevailing at the time of test. An estimate is also applied to effective fleet utilization, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys) and vessels loss of hire from repositioning or other conditions. Estimates for the remaining estimated useful lives of the current fleet and scrap values are identical with those employed as part of the Partnership's depreciation policy. As of December 31, 2015, 2014 and 2013, the Partnership concluded that there were no events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable and accordingly no impairment loss was recorded for these years.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(l)
Intangible assets/liabilities related to time charter acquired: Where the Partnership identifies any assets or liabilities associated with the acquisition of a vessel, the Partnership records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Partnership values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel acquisition is determined by comparing the existing charter rate in the acquired time charter agreement with the market rates for equivalent time charter agreements prevailing at the time the  vessel is acquired.When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets and liabilities, respectively, are amortized as an adjustment to revenues, over the remaining term of the assumed time charter and are classified as non-current asset/ liability in the accompanying consolidated balance sheets. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

(m)
Accounting for Special Survey and Dry-Docking Costs: The Partnership follows the direct expense method of accounting for dry-docking and special survey costs where such are expensed in the period incurred. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and subsequently every two and a half years to the end of their useful life. Costs relating to routine repairs and maintenance are also expensed as incurred.

(n)
Financing Costs: Costs associated with long-term debt, including fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining debt financing or refinancing existing one, are recorded contra to long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishments and loan commitment fees are expensed as interest and finance costs in the period incurred in the accompanying statements of income. Any unamortized balance of costs relating to refinanced long-term debt are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt – Modifications and Extinguishments. Following the early adoption of ASU. 2015-03 "Interest – Imputation of Interest"  to simplify the presentation of debt issuance costs, the Partnership, effective December 31, 2015, and with retrospective effect, presents unamortized deferred financing costs as a reduction of long term debt in the accompanying balance sheets. In order to conform with the current period presentation requirements, the Partnership has reclassified deferred financing costs, net from Deferred Charges and has decreased the amount of Current portion of long-term debt by $416 and the amount of Long-term portion of long-term debt by $7,077 on the consolidated balance sheet as of December 31, 2014. This reclassification has no impact on the Partnership's net income, cash flows and net assets for any period presented.

(o)
Concentration of Credit Risk: Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with accounts receivable by performing ongoing credit evaluations of its charterers' financial condition and generally does not require collateral for its accounts receivable.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
During the years ended December 31, 2015 and 2014, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:

Charterer		2015	2014
	A	52%	36%
	B	29%	50%
	C	19%	14%
		100%	100%

(p)
Accounting for Revenues and Related Expenses: The Partnership generates its revenues from charterers for the chartering of its vessels. All vessels are chartered under time charters, where a contract is entered into for the use of a vessel for a specific period of time and at a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Furthermore, revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed with the residual or excess from actually collected hire based on the time charter agreement for each period being classified as deferred revenue in the accompanying consolidated balance sheets. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and accordingly is related to revenue earned after such date. Commissions are always paid for by the Partnership while the remaining voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Partnership during periods of off-hire. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership's revenues are earned.

(q)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(r)
Earnings Per Unit: The Partnership's capital structure consists of preferred units, common units, subordinated units, a general partner interest and incentive distribution rights. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership's general partner but, subject to certain restrictions, may be transferred or sold apart from the general partner's interest. The Partnership calculates basic earnings per each class of units by allocating period distributed and undistributed earnings to the General Partner, limited partners and incentive distribution rights holder using the two-class method and by utilizing the contractual terms of the partnership agreement. Basic earnings per common unit are computed by allocating distributed and undistributed net income/ (losses) available to common unitholders, after extracting the interest on the Partnership's net income of the preferred, subordinated and general partner unitholders, by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in Dynagas Partners' partnership agreement. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2015.

(s)
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(t)
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

(u)
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

(v)
Accounting for Financial Instruments: The principal financial assets of the Partnership consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade receivables, net. The principal financial liabilities of the Partnership consist of trade and other payables, accrued liabilities, long-term debt and amounts due to related parties. The Partnership may also consider from time to time entering into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings Derivative financial instruments are generally used to manage risk related to fluctuations of interest rates. ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 6). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met. At the inception of a hedge relationship, the Partnership formally designates and documents the hedge relationship to which the Partnership wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives is recorded in Accumulated Other Comprehensive Income/ (Loss) and subsequently recognized in earnings when the hedged items impact earnings.

Recent Accounting Pronouncements:
ASU 2014-15: In August 2014, FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date when financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. The guidance is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Management is in the process of assessing the impact of the new standard on the Partnership's consolidated financial position and performance.
ASU 2015-06: In April 2015, the FASB issued ASU 2015-06, Effects of Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions. The amendments in this Update specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business for periods before the date of a dropdown of net assets accounted for as a common control transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. An entity must apply the new guidance on a retrospective basis. The adoption of this standards update is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows, to the extent that no drop down of a transferred business occurs.
ASU 2015-11: In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. ASU 2015-11 simplifies the subsequent measurement of inventory by replacing today's lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out (LIFO) and the retail inventory method (RIM). Entities that use LIFO or RIM will continue to use existing impairment models. The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, and the new guidance must be applied prospectively after the date of adoption.  Management is in the process of assessing the impact of the new standard on the Partnership's consolidated financial position and performance.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
ASU 2015-14: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. Based on current circumstances, the adoption of this new standard is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows. The Partnership will evaluate the impact that ASU 2014-09 might have on its future consolidated financial statements, if relevant circumstances arise.
ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update affect all entities that hold financial assets or owe financial liabilities and address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. More precisely, the amendments in this Update i) require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee), ii) an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, iii) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities, iv) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes and v) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments to the FASB Accounting Standards Codification prescribed in this Update are not expected to have a material effect on the Partnership's future financial position.
ASU 2016-02: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which provides new guidance related to accounting for leases and supersedes existing U.S. GAAP on lease accounting. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, unless the lease is a short term lease.
Lessee accounting: A short term lease is defined in the ASU as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.  The lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with all of the following: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option; and periods covered by an option to extend (or not to terminate) the lease in which exercise of the option is controlled by the lessor.
For short term leases, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Leases not considered short term - For all other leases, the lessee will be required to recognize the following at the commencement date of the lease: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease.  Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. Reasonably certain is a high threshold that is consistent with and intended to be applied in the same way as the reasonably assured threshold in the current leases guidance. In addition, a lessee (and a lessor) should exclude most variable lease payments in measuring lease assets and lease liabilities, other than those that depend on an index or a rate or are in substance fixed payments.
Consistent with current guidance, the recognition, measurement, and presentation in the statements of income and cash flows will depend on the lease's classification as finance or operating lease. For finance leases, a lessee is required to recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of income; and classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows. For operating leases, a lessee is required to recognize a single lease cost in the statement of income (which will include both the amortization of the right-of-use asset and the "interest" element associated with the lease liability), calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and classify all cash payments within operating activities in the statement of cash flows.
Lessor accounting: Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.
Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this new standard is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows.
3. Transactions with related parties:
During the years ended December 31, 2015, 2014 and 2013,  the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated financial statements:

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):
	Year ended December 31,
	2015	2014	2013
Included in voyage expenses
Charter hire commissions (a)	$1,821	$1,363	$1,011

Included in general and administrative expenses
Executive services fee (d)	$599	$803	$—
Administrative services fee (e)	$120	$134	$—

Management fees-related party
Management fees (a)	$4,870	$3,566	$2,737

As of December 31, 2015 and 2014 balances with related parties consisted of the following:

	Year ended December 31,
	2015	2014
Assets:
Working capital advances granted to the Manager (a)	$460	$889
Security deposits to Manager (a)	$1,350	$1,125

Liabilities included in Due to related party:
Executive service charges due to Manager (d)	$—	$135
Administrative service charges due to Manager (e)	$30	$—
Other Partnership expenses due to Manager	$200	$7
Total liabilities due to related party, current	$230	$142
Credit financing balance due to Sponsor (c)	$35,000	$—
Total liabilities due to related party, non-current	$35,000	$—
(a) Dynagas Ltd.
Dynagas Ltd. is a company beneficially owned by the Partnership's Chairman. The Manager provides each vessel-owning entity of the Partnership with certain technical and vessel administrative management services in exchange for a daily management fee, pursuant to identical management agreements that initially terminate on December 31, 2020, and which shall, thereafter, automatically be extended in additional eight-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries.  The management agreements initially provided for a daily management fee of $2.5. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership's conflicts committee. Under the terms of the management agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs,

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):
operating expenses for the vessels and general and administrative expenses of the vessel owning subsidiaries of the Partnership that are not covered by the management fees.
In each of the years ended December 31, 2015, 2014 and 2013, each vessel was charged with a daily management fee of $2.7, $2.6 and $2.5, respectively.
The management agreements also provide for:
(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager and,
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses.
The agreements will terminate automatically after a change of control of the owners and/or of the owners' ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the Manager. As of December 31, 2015, based on the maximum period prescribed in the management agreements and the basic daily fee in effect during the year ended December 31, 2015, such termination fee would be approximately $29.1 million.
The management agreements also provide for an advance equal to three months daily management fee. In the case of termination of the management agreements, prior to their eight year term, by any reason other than Manager's default, the advance is not refundable. Such advances as of December 31, 2015 and 2014, amounted to $1,350 and $1,125, respectively, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.
(b) Loan from related party
On November 18, 2013, upon the completion of its IPO, the Partnership entered into an interest free $30.0 million revolving credit facility with its Sponsor, with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The facility may be drawn and be prepaid in whole or in part at any time during the life of the facility. No amounts have been drawn under the respective facility as of December 31, 2015 and 2014.
(c) Omnibus Agreement
On November 18, 2013, the Partnership entered into an agreement with its Sponsor (the "Omnibus Agreement") to govern among other things i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of Partnership's options to acquire certain vessels offered by its Sponsor (the "Optional Vessels") , iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and, iv) Sponsor's provisions of certain indemnities to the Partnership.
On June 23, 2014 and September 25, 2014, the Partnership completed the drop down of two of these Optional Vessels and acquired, the two sister, 2013 built, ice class, LNG carriers namely Arctic Aurora and Yenisei River, and their respective charters, for an aggregate cash consideration of $492.5 million. The Arctic Aurora and Yenisei River acquisitions from the Partnership's Sponsor were accounted for as common

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):
control transactions, with the aggregate amount of $88.1 million in excess of the assets' net book value recognized as preferential deemed dividend to the Sponsor (Note 9).
Under the partnership agreement, the general partner has irrevocably delegated to the Partnership's Board of Directors the power to oversee and direct the operations, manage and determine the strategies and policies of Dynagas Partners. During the period from the IPO in November 2013 until the time of the Partnership's first annual general meeting ("AGM") in October 2014, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership's Board of Directors. From the first AGM, three of the five board members became electable by the common unitholders and as a result, the Partnership no longer accounts for vessel acquisitions from the Sponsor as transfers of equity interests between entities under common control.
On December 21, 2015, the Partnership completed the third dropdown from its Sponsor and acquired 100% of the ownership interests in the entity that owns and operates the Lena River, a 2013 built 155,000 cubic meter (cbm) ice class LNG carrier, a sister vessel to the Arctic Aurora and the Yenisei River, for an aggregate purchase price of $240.0 million, excluding costs to acquire. As part of this transaction, the Partnership acquired the Lena River and the related time charter. All of the other assets and liabilities relating to the Sponsor entities that owned the respective vessels did not form part of the purchase price and remained with entities associated with the seller entities. Following the Partnership's AGM in October 2014, the respective transaction was no longer accounted for as a common control transaction, instead, the value of the asset and the time charter acquired were accounted for as an asset acquisition. Accordingly, the results of Lena River are consolidated into our results from the date of its acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Lena River prior to its acquisition.
The acquisition was funded with i) the net proceeds of an underwritten offering of 3,000,000 9.00% Series A Cumulative Perpetual Redeemable Preferred Units (the "Series A Preferred Units") concluded in July 2015 (Note 9), ii) approximately $126.3 million from the borrowings under a new $200 million senior term loan facility backed by a group of lenders, with ABN Amro NV acting as agent, dated December 17, 2015 (the "$200 Million Term Loan Facility") (Note 5), and iii) cash on hand.  At the closing date of the transaction, the Sponsor provided a $35.0 million interest free credit financing to the Partnership in respect of unsettled amounts in connection with the acquisition, which should be repaid by the Partnership on the first business day falling 180 after the delivery of the vessel or at any earlier date at the Partnership's option. The Lena River acquisition transaction balance due to Sponsor at the balance sheet date was repaid early in 2016, from the $66.7 million remaining available funds under the $200 Million Term Loan Facility, that were fully drawn down at the credit financing repayment date (Notes 5 and 13(a)). The Partnership recognized the respective obligation, in accordance with ASC 470-10-45-14, as Amount due to related party, non-current, in the accompanying consolidated balance sheet of December 31, 2015 on the grounds that the respective

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):
balance due has been by fact refinanced after the balance sheet date with the remaining available funds drawn under the $200 Million Term Loan Facility.
As of December 31, 2015, the Partnership still retained the legal right to purchase from its' Sponsor four Optional Vessels, wholly owned by it.  Following an amendment to the Omnibus Agreement in April 2016 (Note 13 (g)), the Partnership has also the right, but not the obligation, to acquire from its Sponsor its ownership interest in each of the five entities that each owns a 172,000 cubic meter ARC7 LNG carrier that is currently under construction, or the Additional Optional Vessels.
(d) Executive Services Agreement
On March 21, 2014, the Partnership entered into an executive services agreement with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its executive officers, who report directly to the Board of Directors. Under the agreement, the Manager is entitled to an executive services fee of €538 per annum (or $587 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.0906 at December 31, 2015), payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier.
(e) Administrative Services Agreement
On December 30, 2014 and effective as of the IPO closing date, the Partnership entered into an administrative services agreement with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by Dynagas.
4. Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2013	$540,454	$(87,279)	$453,175
—Vessel acquisitions (Note (3(c))	404,530	—	404,530
—Depreciation	—	(17,822)	(17,822)
Balance December 31, 2014	$944,984	$(105,101)	$839,883
—Vessel acquisitions and other additions to vessels' cost (Note (3(c))	220,661	—	220,661
—Depreciation	—	(24,387)	(24,387)
Balance December 31, 2015	$1,165,645	$(129,488)	$1,036,157

On December 17, 2015, the Partnership entered into a Share Purchase Agreement with its Sponsor for the acquisition of one 2013 built 155,000 cubic meter (cbm) ice class LNG carrier with a time charter attached, the Lena River, for an aggregate purchase price of $240.0 million, $220.0 million of which related to the value of the vessel acquired. The vessel was delivered to the Partnership on December 21, 2015 (Note (3(c)).

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4. Vessels, net (continued):
In June and September 2014, the Partnership entered into Share Purchase agreements with its Sponsor to acquire the Arctic Aurora and the Yenisei River and their respective charters for an aggregate purchase price of $492.5 million (Note 3(c)). The vessels were delivered to the Partnership on June 23, 2014 and September 25, 2014, respectively.
Effective October 1, 2014, the Partnership revised its scrap rate estimate, used to calculate the value of scrap steel for the purpose of estimating the residual values of vessels, from an average fleet scrap rate of $0.717 per lightweight ton (or a vessel specific of 12% of the initial vessel cost) to $0.685 per lightweight ton per LNG carrier. The effect of this change in the year ended December 31, 2015, was to increase annual depreciation expense by $152.
As of December 31, 2015, all vessels comprising the Partnership's fleet were first priority mortgaged as collateral to secure the Partnership's debt financing outstanding as of December 31, 2015, further discussed in Note 5.

5. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

		December 31,
Debt instruments	Borrowers-Issuers	2015	2014

$340.0 million Credit Facility	Pegasus-Lance-Seacrown-Fareastern	305,000	325,000
$250.0 million Senior Unsecured Notes	Dynagas LNG Partners LP – Dynagas Finance Inc.	250,000	250,000
$200 Million Term Loan Facility	Navajo- Solana	133,333	—
Total debt		$688,333	$575,000
Less deferred financing fees		(8,048)	(7,493)
Total debt, net of deferred finance costs		$680,285	$567,507
Less current portion, net of deferred financing fees		$(27,467)	$(19,584)
Long-term portion		$652,818	$547,923

$340 million Senior Secured Revolving Credit Facility:
On June 19, 2014, certain subsidiaries of the Partnership entered, on a joint and several basis, into a Senior Secured Revolving Credit Facility (the "$340 Million Credit Facility") with an affiliate of Credit Suisse for $340.0 million to refinance the $214.1 million outstanding under a previous credit facility with the same lender and to fund a portion of the purchase price for the Arctic Aurora acquisition. On June 23,
2014, the Partnership drew down in full the amount available under the respective facility, a part of which, along with the net proceeds from a follow on public common units offering concluded in June 2014 (Note 9), was utilized to fund the acquisition of the Arctic Aurora (Note 3(c)).The remainder of the amount drawn under the facility was used to fully repay the then outstanding principal and interest of the previous facility. The $340 Million Credit Facility is guaranteed by the Partnership, Dynagas Equity Holding Ltd. and Dynagas Operating LP and is secured by a first priority or preferred cross-collateralized mortgage on each of the Amur River, the Ob River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The facility bears

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt (continued):
interest at LIBOR plus a margin and is payable in 28 consecutive equal quarterly installments of $5.0 million each and a balloon payment of $200.0 million at maturity in March 2021.
The $340 Million Credit Facility contains financial and other covenants that require the Partnership to maintain:
•	a maximum ratio of total consolidated liabilities of the Partnership's consolidated market value adjusted total assets;
•	a minimum interest coverage ratio;
•	minimum consolidated liquidity of $24.0 million;
•	employ at least three vessels in the fleet on charters with a minimum initial term of at least three years at above breakeven costs and
•a minimum hull cover ratio, being the ratio of the aggregate of the vessels' market values and the net realizable value of any additional security over the outstanding amount of the facility.
In addition, during the security period, the Sponsor, will be required to own, directly or indirectly, at least 30% of the outstanding voting interests of the Partnership (which shall include common and subordinated units of the Partnership) and 100% of the outstanding voting interests and limited liability company interests in the General Partner. Finally, the $340 Million Credit Facility similarly restricts the Partnership from paying any distributions if an event of default occurs.
$250 Million Senior Unsecured Notes due 2019
On September 15, 2014 the Partnership completed a public offering of $250.0 million aggregate principal amount Senior Unsecured Notes offering due October 30, 2019, (the "Notes") with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. On September 25, 2014, consistent with their intended use, the net proceeds from this offering of approximately $244.9 million along with cash on hand funded the entire purchase price of the Yenisei River (Note 3(c)). The Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. As per the provisions of the Notes and the Indenture, the Partnership may issue from time to time, unlimited as to principal amount senior unsecured debentures, to be issued in one or more series. The Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at its option prior to maturity.
The Notes contain financial covenants that require the Partnership to:
•	maintain aggregate free liquidity, which includes the minimum liquidity held under the $340 Million Credit Facility, of at least $20.0 million;
•	a maximum ratio expressed as a percentage of total borrowings to total book assets and
•	maintain a certain minimum net worth level.
On terms similar with the $340 Million Credit Facility, the Notes restrict the Partnership from declaring or making any distributions if an event of default occurs.
$200 Million Term Loan Facility
On December 17, 2015, Navajo and Solana, wholly owned subsidiaries of the Partnership, entered, on a joint and several basis, into a facility agreement with a group of lenders (ABN AMRO N.V., KFW IPEX-Bank GMBH and DNB ASA), with ABN Amro NV acting as agent, for a senior secured term loan facility of up to $200.0 million, to partially finance the Lena River acquisition, further discussed in Note 3(c), and for working capital purposes. The financing agreement has a five year maturity profile, and is split in two vessel

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt (continued):

tranches, one for each of the vessels owned by Navajo and Solana, respectively, with each tranche being for a maximum $100.0 million. The $200 Million Term Loan Facility bears interest at LIBOR plus a margin. Each tranche is repayable in 20 consecutive quarterly installments of approximately $1.56 million each and a balloon payment of $68.8 million at maturity, such balloon payment and regular installments to be reduced pro-rata for a tranche of less than $100 million. On December 21, 2015, in connection with the Lena River acquisition, the Partnership drew down $133.3 million from the $200 Million Term Loan Facility, or $66.65 million per borrowing entity, being the first out of two advances of both vessel tranches. On January 5, 2016, the Partnership drew down the $66.7 million available undrawn commitments, or the second advance of both vessel tranches of the $200 Million Term Loan Facility (Note 13(a)). Of these amounts, $35.0 million were used at the same date to repay in full the credit financing provided by the Sponsor to the Partnership to acquire the Lena River (Note 3(c)).The $200 Million Term Loan Facility is unconditionally and irrevocably guaranteed by Dynagas Partners and is secured, amongst other, by a first priority cross-collateralized mortgage on each of the Yenisei River and the Lena River, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and an assignment of any subsequent time charter of a duration of more than twelve months.

The $200 Million Term Loan Facility contains financial and other covenants similar to those of the $340 Million Credit Facility and the Notes that require the Partnership to maintain:
•	a maximum ratio of total consolidated liabilities of the Partnership's consolidated market value adjusted total assets;
•	a minimum interest coverage ratio;
•	minimum consolidated liquidity of at least $25.0 million, which shall include the $24.0 million minimum consolidated liquidity requirement imposed under the $340 Million Credit Facility and
•	a minimum asset cover ratio, on a per vessel basis, being the ratio of the vessel's market value and the net realizable value of any additional security over the outstanding amount of the relevant tranche.
The $200 Million Term Loan Facility further imposes certain additional cash related restrictions that require the borrowing entities (Solana and Navajo) to:
•	maintain minimum liquidity of $2.5 million on a per vessel basis and
•	build up, by the third anniversary from drawdown date, a cash collateral reserve of $7.5 million per vessel on a designated account by 33 and 31 equal monthly installments for each of the Lena River and the Yenisei River, respectively, to the extent that a subsequent time charter contract with a minimum firm term until the credit facility maturity date at a minimum specified daily time charter rate has not been entered into. In case such charter contract is entered into, the funds will be released from each vessel's designated account. As of December 31, 2015, the borrowers were not yet bound to deposit any amounts into the respective accounts.
The $200 Million Term Loan Facility contains customary general undertakings that require the Partnership to limit shareholder loans with respect to the borrowers up to maximum amount, restrict additional indebtedness with respect to the borrowers and ensure that the Sponsor always maintains, directly or indirectly, at least 30% of the outstanding voting interests of the Partnership. On terms similar with the $340 Million Credit Facility and the Notes, the $200 Million Term Loan Facility restricts the Partnership from paying any distributions if an event of default occurs.
The undrawn borrowing capacity under the Partnership's debt agreements as at December 31, 2015, and 2014 was $66.7 million and nil, respectively.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt (continued):

As of December 31, 2015, the Partnership was in compliance with all financial covenants prescribed in its debt agreements.
The annual principal payments for the Partnership's outstanding debt arrangements as at December 31, 2015, required to be made after the balance sheet date were as follows:

Year ending December 31,	Amount
2016	$28,333
2017	28,333
2018	28,333
2019	278,334
2020	120,000
2021 and thereafter	205,000
Total long term debt	$688,333
The Partnership's weighted average interest rate on its long-term debt for the years ended December 31, 2015, 2014 and 2013 was 4.5%, 3.8% and 2.4%, respectively.
Total interest incurred on long-term debt for the years ended December 31, 2015, 2014 and 2013, amounted to $25,926, $13,338 and $8,248, respectively and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.
Commitment fees incurred for 2015, 2014 and 2013, amounted to $15, $360 and $327, respectively. Such fees are included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.
6. Fair Value Measurements:
The carrying amounts of cash and cash equivalents, trade receivables, trade payables and current portion of amounts due to/from related party reported in the accompanying consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair values of long-term bank loan and restricted cash approximate the recorded values due to the variable interest rates payable. The Notes have a fixed rate, and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market), is approximately $172.5 million as of December 31, 2015, compared to its carrying value of $250.0 million. The fair value of non-current portion of amounts due from related party, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership's estimated cost of capital, is $891 as of December 31, 2015, compared to its carrying value of $1,350. Additionally, the Partnership considers its creditworthiness in determining the fair value of the credit facilities.
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7. Time charters acquired:

During 2015, the Partnership acquired from its Sponsor one LNG carrier, the Lena River, with an attached time charter contract with a term of approximately 2.8 years (Note 3(c)). At the acquisition date, the Partnership evaluated the attached charter contract by comparing the charter rate in the acquired time charter agreement with the market rate for time charter agreements with equivalent characteristics prevailing at the time the vessel was acquired. As a result, the Partnership recognized an intangible asset of $20,000 which represents the fair value of the favorable time charter acquired.

For the year ended December 31, 2015, the amortization of the above market acquired time charter related to the Lena River acquisition amounted to $218 and is included in Voyage revenues in the accompanying consolidated statements of income. The unamortized portion of the respective intangible asset as of December 31, 2015, amounting to $19,782, is presented under "Above-market acquired time charter contract" in the accompanying balance sheet and will be amortized to revenues through the expected remaining term of the respective charter contract as follows:

Year ending December 31,	Amount
2016	$7,267
2017	7,247
2018	5,268
Total	$19,782

8. Commitments and Contingencies:
(a) Long-term time charters:
In June 2015, the Amur River completed its time charter with the BG Group and commenced employment under a new 13-year time charter with Gazprom Marketing & Trading Singapore Pte. Ltd ("Gazprom"). As at December 31, 2015, the estimated contracted revenue backlog of the Amur River charter approximated $298.8 million.
The Partnership's future minimum contractual charter revenues under its non-cancelable long-term time charter contracts as of December 31, 2015, gross of brokerage commissions, without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:

Year ending December 31,	Amount
2016	$178,590
2017	147,211
2018	79,791
2019	24,273
2020	24,339
Thereafter	176,425
Total	$630,629

(b) Other:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Commitments and Contingencies (continued):
with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
(c) Technical and Commercial Management Agreement:
As further disclosed in Note 3, the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas Ltd. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement under all circumstances until the termination of each charter party in force at the time of termination. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $7,883. For vessel administrative and technical management fees the Partnership currently pays a daily management fee of $2.7 per vessel (Note 3(a)). Such management fees for the period from January 1, 2016 to the expiration of the agreements on December 31, 2020, adjusted for 3% inflation as per agreement, are estimated to be $31,798 and are analyzed as follows:

Period/ Year ending December 31,	Amount
2016	$6,000
2017	6,162
2018	6,347
2019	6,537
2020	6,752
Total	$31,798
9. Partners' Equity:
(a)	Initial Public Offering: On November 18, 2013, the Partnership completed its initial public offering of 8,250,000 common units at a price of $18.00 per unit on the NASDAQ Global Market and raised gross proceeds of $148.5 million. The net IPO proceeds amounted to $136.9 million, after deducting underwriting commission of $8.9 million and equity raising expenditures of $2.7 million. The IPO expenditures were fully settled up to December 31, 2014. Concurrently with the sale of the Partnership's common units and at the same price per unit, Dynagas Holding Ltd. sold 4,250,000 common units. The Partnership did not receive any proceeds from this sale. On December 5, 2013, the underwriters exercised their over-allotment option granted to them by Dynagas Holding, following which, the Sponsor offered 1,875,000 additional common units to the public on the same terms as in the initial offering. The Partnership did not receive any proceeds from the sale of these additional common units.
(b)	Common Units Offering: On June 18, 2014, the Partnership completed a follow on public offering of 5,520,000 common units, including the full exercise of the underwriters' over-allotment option to purchase up to 720,000 common units. The net proceeds from the offering amounted to $120.5 million, after deducting the underwriting discount of $4.7 million and offering expenses incurred of

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Partners' Equity (continued):

$0.6 million and were used to fund the acquisition of the Arctic Aurora (Note 3(c)). Simultaneously with the closing of this offering, the Partnership issued $5,526 General Partner units to the Sponsor to allow it to maintain its 0.1% general partner interest for which the Partnership received $126. No other common units offerings occurred since then.

(c)	Preferred Units Offering: On July 20, 2015, the Partnership concluded an underwritten public offering of the 3,000,000 Series A Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received from this offering $72.3 million, net of underwriting discount of $2.4 million and offering expenses incurred of $0.3 million and used those proceeds to finance the Lena River acquisition (Note 3(c)).

As of December 31, 2015, the Partnership had 20,505,000 common units, 14,985,000 subordinated units, 3,000,000 Series A Preferred Units and 35,526 general partner units issued and outstanding.
Common, Subordinated and General Partner Units Distributions: The partnership agreement provides for minimum quarterly distributions of a specified dollar amount to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Partnership pays quarterly cash distributions in the following manner:
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Partners' Equity (continued):
General Partner Distributions: During the years ended December 31, 2015 and 2014, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $130 and $44, respectively.
Preferred Units Distributions: Distributions on the Series A Preferred Units are cumulative from the date of original issue and will be payable quarterly on February 12, May 12, August 12 and November 12, of each year, commencing November 12, 2015, subject to the discretion of the Partnership's Board of Directors. Distributions will be payable out of amounts legally available at a distribution rate of 9.00% per annum of the stated liquidation preference.

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the issuer's option, out of amounts legally available thereof, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.
The Series A Preferred Units represent perpetual equity interests in the Partnership and, unlike the Partnership's indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank senior to the Partnership's common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units as to payment of distributions. The Series A Preferred Units rank junior to all of the Partnership's indebtedness.
On January 14, 2015, the Partnership's Board of Directors approved its increased over the previous quarter cash distribution for the fourth quarter of 2014 of $0.4225 per common and subordinated unit, or $15.0 million, which was paid on February 12, 2015, to all unitholders of record as of February 5, 2015.
On April 16, 2015, the Partnership's Board of Directors approved a quarterly cash distribution, for the quarter ended March 31, 2015, of $0.4225 per common and subordinated unit, or $15.0 million, which was paid on May 12, 2015, to all unitholders of record as of May 5, 2015.
On July 22, 2015, the Partnership's Board of Directors approved a quarterly cash distribution, for the quarter ended June 30, 2015, of $0.4225 per common and subordinated unit, or $15.0 million, which was paid on August 13, 2015, to all unitholders of record as of August 6, 2015.
On October 21, 2015, the Partnership's Board of Directors approved a quarterly cash distribution, for the quarter ended September 30, 2015 of $0.4225 per common and subordinated unit, or $15.0 million which was paid up to November 12, 2015, to all unitholders of record as of November 5, 2015.
On October 21, 2015, the Partnership's Board of Directors further approved the first prorated cash distribution on the Series A Preferred units, for the period from July 20, 2015 to November 12, 2015, which was paid on November 12, 2015, to all preferred unitholders of record as of November 5, 2015.
In addition, on June 23, 2014 and September 25, 2014, upon acquisition from the Partnership's Sponsor of the Arctic Aurora and the Yenisei River, the purchase price in excess of the vessels' book value at the date of each transaction, aggregating to $88.1 million, was considered a preferential deemed dividend to the Sponsor and was allocated to Partner's equity in accordance with the number of units held by the Sponsor.
10. Earnings per Unit:
The Partnership calculates earnings per unit by allocating distributed and undistributed net income/ (losses) for each period to common, subordinated and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned. Any undistributed earnings for the period are allocated

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Earnings per Unit (continued):
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
The calculations of the basic and diluted earnings per common unit are presented below:
	Year ended December 31,
	2015	2014	2013
Partnership's Net income	$60,050	$50,561	$45,620
Less:
Net Income attributable to preferred unitholders	3,019	—	—
Net Income attributable to subordinated unitholders	24,028	22,170	22,787
General Partner's interest in Net Income	125	68	46
Net income attributable to common unitholders	$32,878	$28,323	$22,787
Weighted average number of common units outstanding, basic and diluted	20,505,000	17,964,288	7,729,521
Earnings per common unit, basic and diluted	$1.60	$1.58	$2.95
11. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2015	2014	2013
Interest expense (Note 5)	$25,926	$13,338	$8,248
Amortization of deferred financing fees	1,545	785	1,050
Commitment fees (Note 5)	15	360	327
Other	488	41	107
Total	$27,974	$14,524	$9,732

12. Taxes:
Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Greek Republic. The technical manager of the Partnership's vessels, Dynagas Ltd an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf the Partnership. These tonnage taxes for the years ended December 31, 2015, 2014 and 2013 amounted $270, $245 and $96, respectively, and have also been included in Vessel operating expenses in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

12. Taxes (continued):
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
The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2015, 2014 and 2013 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source Shipping Income, the Partnership would be subject to U.S. federal income tax approximately nil for the year ended December 31, 2013, $15 for the year ended December 31, 2014, and $42 for the year ended December 31, 2015.
13. Subsequent Events:
(a)	$200 Million Term Loan Facility draw down: On January 5, 2016, the Partnership drew down the $66.7 million of undrawn committed funds under the $200 Million Term Loan Facility (Note 5). These funds were partially used to repay at the same date in full the $35.0 million credit financing provided by the Sponsor on the date the Lena River was acquired. The Partnership intends to use the remaining loan proceeds for working capital purposes.
(b)	Fourth quarter of 2015 common and subordinated units distribution: On January 19, 2015, the Partnership's Board of Directors approved a quarterly cash distribution, for the fourth quarter of 2015 of $0.4225 per common and subordinated unit, or $15.0 million which, on February 12, 2016, was paid to all unitholders of record as of February 5, 2016.
(c)	Quarterly Series A Preferred Units distribution: On January 19, 2015, the Partnership's Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2015, to February 12, 2016. The cash distribution was paid on February 12, 2016 to all Series A preferred unitholders of record as of February 5, 2016.
(d)	Lena River new time charter: On January 14, 2016, the Partnership, through one of its wholly owned subsidiaries, entered into a 15-year time charter with Yamal Trade Pte. Ltd. ("Yamal") for the Lena River (the "New Lena River Charter"), expected to commence between July 1, 2019 and June 30, 2020. The New Lena River Charter contains an extension charter period option clause that grants Yamal the right but not the obligation to extend the term of the charter for three consecutive periods of up to five years. The charter party provides for a daily charter hire rate, comprised of a fixed "capex element" and a variable "opex element". In each successive year, the opex element will be subject to adjustment, based on the vessel's budgeted operating expenditures for the relevant year. The New Lena River charter is subject to important conditions, which, if not satisfied by the Partnership or waived by the charterer, may result in the termination of the charter at the charterer's option, prior to or after employment commences.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

13. Subsequent Events (continued):

(e)	Yenisei River new time charter: On January 14, 2016, the Partnership, through one of its wholly owned subsidiaries, entered into a 15-year time charter with Yamal Trade Pte. Ltd. ("Yamal") for the Yenisei River (the "New Yenisei River Charter"), expected to commence between January 1 and December 31, 2019. The terms and conditions of the New Yenisei River Charter are identical with the New Lena River Charter. There can be no assurance that the New Yenisei River Charter will be eventually materialized, as it is currently subject to the satisfaction of important subsequent conditions which, if not satisfied or waived with Yamal, may result in the termination of the charter at the charterer's option, prior to or after employment commences.

(f)	Ob River new time charter: On March 24, 2016, the Partnership, through one of its wholly owned subsidiaries, entered into a new 10-year time-charter contract with Gazprom for the Ob River (the "New Ob River Charter"). At the same date, the Partnership amended its existing charter for the Ob River, to extend its firm duration from the third quarter of 2017 to the second quarter of 2018, on identical terms, at which time the New Ob River Charter will take effect.
(g)	Omnibus Agreement Amendment: On April 12, 2016, the Partnership and its Sponsor entered into an amended and restated Omnibus Agreement, which is hereinafter referred to as the Amended Omnibus Agreement. The Amended Omnibus Agreement, among others, sets out i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of Partnership's options to acquire the Optional Vessels (as defined in the Omnibus Agreement), including the Partnership's right to acquire the Sponsor's ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC7 LNG carrier, currently under construction, iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and iv) the Sponsor's provisions of certain indemnities to the Partnership.