Form 20-F
period 2016-12-31
Dynagas LNG Partners LP
filed 2017-03-20
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549
FORM 20-F
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
14,985,000 Subordinated Units
(all of which were converted into Common Units on January 23, 2017 pursuant to the terms of our Third Amended and Restated Agreement of Limited Partnership)
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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months
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

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT
This Annual Report on Form 20-F for the year ended December 31, 2016, or the Annual Report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to "Dynagas LNG Partners," the "Partnership," "we," "our" and "us" or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP.  Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our "Fleet". References in this Annual Report to "our General Partner" refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP.  References in this Annual Report to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "Manager" refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. References in this Annual Report to the "Prokopiou Family" are to our Chairman, Mr. Georgios Prokopiou, and certain members of his family.
All references in this Annual Report to us for periods prior to our initial public offering, or IPO, on November 18, 2013 refer to our predecessor companies and their subsidiaries, which are former subsidiaries of our Sponsor that had interests in the Clean Energy, the Ob River and the Amur River, collectively our "Initial Fleet" or the "Sponsor Controlled Companies".
All references in this Annual Report to "Shell," "Gazprom," "Statoil," and "Yamal" refer to Royal Dutch Shell Plc (which acquired BG Group Plc, or BG Group, in February 2016), Gazprom Global LNG Limited and certain of its affiliates, Statoil ASA, and Yamal Trade Pte. Ltd., respectively, that are our current and prospective charterers.
References herein to the "Omnibus Agreement" refer to the Omnibus Agreement, as amended and as currently in effect, with our Sponsor.
The Omnibus Agreement provides us with the right to acquire from our Sponsor certain identified vessels. Our Sponsor owns, directly or indirectly, 100% of the equity interests of the entities that own these four identified LNG carriers, the Clean Ocean, the Clean Planet, the Clean Horizon and the Clean Vision, which we refer to throughout this Annual Report as the "Initial Optional Vessels." Our Sponsor also owns a minority ownership interest in five entities that own certain hulls, Hull 2421, Hull 2422, Hull 2427, Hull 2428 and Hull 2429, respectively, including the related charters or other agreements relating to the operation or ownership of such hulls (or such LNG carriers upon delivery).  We refer to these hulls (or such LNG carriers upon delivery) throughout this Annual Report as the "Additional Optional Vessels," and together with the Initial Optional Vessels, as the "Optional Vessels." Pursuant to the Omnibus Agreement, we have the right but not the obligation, subject to certain terms and conditions, to acquire our Sponsor's applicable ownership interest in the Optional Vessels, which is our Sponsor's full or minority ownership interest in these vessel-owning subsidiaries.
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
i

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
Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:
•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps (if any);
•	our ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	our ability to purchase vessels from our Sponsor and other parties in the future, including the Optional Vessels;
•	our continued ability to enter into long-term time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;

•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
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

•	the taxation of our Partnership and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	charterers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our common units in the public market;
•	our business strategy and other plans and objectives for future operations; and
•	other factors detailed in this Annual Report and from time to time in our periodic reports.
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
We make no prediction or statement about the performance of our units or our debt securities. The various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

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
The following selected historical financial data as of and for each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been derived from our audited consolidated and combined financial statements which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our historical consolidated financial statements and the notes thereto included elsewhere in this Annual Report.
Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of our Sponsor in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Statement of Income Data	(In thousands of Dollars, except for units, per unit data and TCE rates )
Voyage revenues	$169,851	$145,202	$107,088	$85,679	$77,498
Voyage expenses- including related party (1)	(2,961)	(2,804)	(2,273)	(1,686)	(3,468)
Vessel operating expenses	(26,451)	(23,244)	(16,813)	(11,909)	(15,722)
General and administrative expenses- including related party	(1,885)	(1,805)	(1,951)	(387)	(278)
Management fees	(5,999)	(4,870)	(3,566)	(2,737)	(2,638)
Depreciation	(30,395)	(24,387)	(17,822)	(13,579)	(13,616)
Dry-docking and special survey costs	(81)	-	-	-	(2,109)
Operating income	$102,079	$88,092	$64,663	$55,381	$39,667
Interest income	-	35	221	-	1
Interest and finance costs	(34,991)	(27,974)	(14,524)	(9,732)	(9,576)
Loss on derivative financial instruments	-	-	-	-	(196)
Other, net	(234)	(103)	201	(29)	(60)
Net Income	$66,854	$60,050	$50,561	$45,620	$29,836
Earnings per Unit (basic and diluted):
Common Unit (basic and diluted)	$1.69	$1.60	$1.58	$2.95	$1.37
Weighted average number of units outstanding (basic and diluted):
Common units	20,505,000	20,505,000	17,964,288	7,729,521	6,735,000
Cash distributions declared and paid per common unit	$1.69	$1.69	$1.29(2)	$-	$-
Balance Sheet Data:
Total current assets	$60,195	$25,814	$14,348	$7,606	$8,981
Vessels, net	1,007,617	1,036,157	839,883	453,175	466,754
Total assets	1,106,676	1,108,103	887,376	488,735	476,275
Total current liabilities	53,056	51,353	33,249	14,903	398,434
Total long-term debt, including current portion, gross of deferred financing fees	722,500	688,333	575,000	219,585	380,715
Total partners' equity	367,836	367,838	297,698	257,699	75,175
Cash Flow Data:
Net cash provided by operating activities	$103,618	$96,944	$76,443	$44,204	$27,902
Net cash used in investing activities	(37,472)	(205,045)	(404,530)	-	-
Net cash provided by/ (used in) financing activities	(32,844)	120,445	334,359	(38,527)	(27,902)
Fleet Data:
Number of vessels at the end of the year	6	6	5	3	3
Average number of vessels in operation (3)	6.0	5.0	3.8	3.0	3.0
Average age of vessels in operation at end of year (years)	6.4	5.4	5.0	6.4	5.4
Available days (4)	2,196	1,836	1,384	1,095	1,056
Time Charter Equivalent (in US dollars) (5)	$75,997	$77,559	$75,733	$76,706	$70,104
Fleet utilization (6)	100%	99%	100%	100%	99.5%
Other Financial Data:
Adjusted EBITDA (7)	$139,531	$113,202	$84,751	$64,749	$55,889

(1)	Voyage expenses include commissions of 1.25% paid to our Manager and third-party ship brokers.
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

	Year Ended December 31,
	(In thousands of Dollars, except for TCE rate data)
	2016	2015	2014	2013	2012
Voyage revenues	$169,851	$145,202	$107,088	$85,679	$77,498
Voyage expenses	$(2,961)	$(2,804)	$(2,273)	$(1,686)	$(3,468)
Time charter equivalent revenues	$166,890	$142,398	$104,815	$83,993	$74,030
Total Available days	2,196	1,836	1,384	1,095	1,056
Time charter equivalent (TCE) rate	$75,997	$77,559	$75,733	$76,706	$70,104
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

(7)
We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

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

(In thousands of U.S. dollars)	Year Ended December 31,
Reconciliation to Net Income	2016	2015	2014	2013	2012
Net Income	$66,854	$60,050	$50,561	$45,620	$29,836
Net interest and finance costs (1)	34,991	27,939	14,303	9,732	9,771
Depreciation	30,395	24,387	17,822	13,579	13,616
Class survey costs	81	-	-	-	2,109
Amortization of fair value of acquired time charter	7,268	218	-	-	-
Charter hire amortization and other non-cash revenue adjustments	(58)	608	2,065	(4,182)	2,666
Adjusted EBITDA	$139,531	$113,202	$84,751	$64,749	$57,998

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
Risks Relating to our Partnership
Our Fleet consists of only six LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common units or preferred units.
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
We currently derive all of our revenue and cash flow from three charterers, Shell (which acquired BG Group in February 2016), Gazprom and Statoil. For the year ended December 31, 2016, Shell accounted for 18%, Gazprom accounted for 66% and Statoil accounted for 16% of our total revenue. All of the charters for our Fleet have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our unitholders.

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

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our common units and our Series A Preferred Units.
Our Board of Directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our Partnership Agreement and applicable law, and there is no guarantee that we will continue to make distributions to our unitholders in the future.  In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. We may not have sufficient cash from operations to pay at least the minimum quarterly distribution of $0.365 per unit on our common units.  The amount of cash we can distribute on our common and preferred units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:
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
The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distributions.  As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record earnings.

Our future growth depends on our ability to expand relationships with our existing charterers, establish relationships with new charterers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.
Although we have secured an estimated contractual backlog of $1.6 billion for the vessels in our Fleet as of the date of this Annual Report, we will seek to enter into additional multi-year time charter contracts upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:
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
From time to time in the future, consistent with our growth strategy, we may acquire additional vessels, including the Optional Vessels (as defined herein), from our Sponsor and other entities. We will be required to make substantial capital expenditures to expand the size of our Fleet and we may be required to make significant payments to retrofit our existing LNG carriers to comply with new regulations or to satisfy the requirements of our customers.  If we choose to purchase any other LNG carriers, we plan to finance the cost either through cash from operations, borrowings under debt facilities or other debt or equity financings.

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
Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment.  In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:
•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;
•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or
•	incur other significant charges, such as impairment of intangible assets, asset devaluation or restructuring charges.
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

We may be subject to certain risks with respect to our acquisition, or potential acquisition, of our Sponsor's ownership interest in the Additional Optional Vessels.
If we acquire any or all of our Sponsor's ownership interest in the Additional Optional Vessels pursuant to the terms and subject to the conditions of the Omnibus Agreement it is expected that we will own such vessels jointly with Sinotrans Shipping LNG Limited, or Sinotrans, and China LNG Shipping (Holdings) Limited, or China LNG Shipping, and we will become party to the shareholders' agreement which governs this joint venture relationship.  We will not own a majority of the ownership interests in the entities that own the Additional Optional Vessels and, as such, we may not be able to exercise control over such entities or the Additional Optional Vessels.  In addition, while we expect that the vessel owning entities will distribute all of their available cash to us and their other holders, we cannot guarantee whether such entities will do so, if at all.
Furthermore, the Additional Optional Vessels are being constructed with highly specialized technical specifications to meet the requirements for the Yamal LNG Project and will have limited redeployment prospects to operate as conventional trading LNG carriers if the Yamal LNG Project is abandoned or cancelled or the Yamal charters do not eventually materialize for any reason outside our control. To the extent these vessels are no longer employed under the Yamal LNG Project, we may lose our option to purchase our Sponsor's ownership interest in these vessels under the Omnibus Agreement, and further, if such contracts are terminated after we have acquired such ownership interest, we may be unable to re-charter or sell these vessels without making significant capital expenditures to reformat these vessels for trading in other markets. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows, and ability distribute cash to our unitholders.
The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
As of December 31, 2016, we had total outstanding long-term debt of $722.5 million consisting of amounts outstanding under our $340.0 million senior secured revolving credit facility that matures in March 2021, or our $340 Million Senior Credit Facility, our $200 million senior secured term loan facility that matures in December 2020, or our $200 Million Term Loan Facility, and our 2019 Notes. In addition, we have the ability to borrow an additional $30 million under our interest free $30 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.
Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes.  Covenants contained in our debt agreements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to make distributions to our unitholders.
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

Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer, and certain other officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
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
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our Board of Directors that are eligible for reelection and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only three of the five members of our Board of Directors. The elected directors will be elected on a staggered basis and will serve for three year terms. Our General Partner has the right to appoint the remaining two directors and set the terms for which those directors will serve. The Partnership Agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units, including any units owned by our General Partner, our Sponsor and their respective affiliates, voting together as a single class.
Our Partnership Agreement further restricts unitholders' voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates, including our Sponsor, and persons who acquired common units with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

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
Our Manager, which is wholly-owned by Mr. Georgios Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to the Management Agreements. We currently pay our Manager a fee of $2,814 per day for each vessel for providing our ship owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $8.2 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2016.
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

We have further entered into an executive services agreement, or the Executive Services Agreement, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, which expires in November 2018, payable in equal monthly installments. After the expiration of the firm period, the Executive Services Agreement will automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2016, we incurred approximately $0.6 million in connection with this agreement.
Pursuant to an administrative services agreement, or the Administrative Services Agreement, our Manager also provides us with certain administrative and support services for which we currently pay a monthly fee of $10,000, plus all related costs and expenses. As of December 31, 2016, we incurred $0.1 million in connection with this agreement.
For a description of our Management Agreements, Executive Services Agreement and Administrative Services Agreement, see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions." The fees and expenses payable pursuant to the Management Agreements, Executive Services Agreement and the Administrative Services Agreement will be payable without regard to our financial condition or results of operations. The payment of such fees could adversely affect our ability to pay cash distributions to our unitholders.
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
•
The unitholders are unable to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units voting together as a single class is required to remove our General Partner. Our Sponsor currently owns 15,595,000 of our common units, representing approximately 43.9% of the outstanding common units.

•	Common unitholders are entitled to elect only three of the five members of our Board of Directors. Our General Partner in its sole discretion appoints the remaining two directors.
•
Election of the three directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the two directors appointed by our General Partner serve until a successor is duly appointed by the General Partner.

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
Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us.
Our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:
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
Our success depends to a significant extent upon the abilities and the efforts of our executive officers, whose services are provided to us by our Manager pursuant to an Executive Services Agreement. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.
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
As of December 31, 2016, we had total outstanding long-term debt of $722.5 million, of which $472.5 million was exposed to a floating interest rate. In order to manage our current or future exposure to interest rate fluctuations, we may use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2016, we had not entered into interest rate swap agreements to fix the interest rate on our floating rate bank debt. Any future hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.
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
We are an "emerging growth company" as defined in the JOBS Act. As an "emerging growth company" we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.  We cannot predict if investors will find our common units less attractive because we rely on this exemption. If some investors find our common units less attractive as a result, there may be a less active trading market for our units and our unit price may be more volatile. We will continue to be deemed an "emerging growth company" until the earliest of the last day of (i) the fiscal year of during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of our IPO, or December 31, 2018, (iii) the date in which, during the previous 3-year period, we have issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we will be deemed to be a large accelerated filer.
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
In determining the amount of cash available for distribution, our Board of Directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures distributions relating to our Series A Preferred Units and common units, working capital and other matters. We may also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy, including the distributions we make with respect to our Series A Preferred Units, may significantly impair our ability to meet our financial needs or to grow.
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
Upon the expiration of the subordination period on January 23, 2017, the subordinated units converted into common units and now participate pro rata with other common units in distributions of available cash.
During the subordination period, which we define elsewhere in this Annual Report, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.365 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus were to be made on the subordinated units. Distribution arrearages did not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash from operating surplus to be distributed on the common units. On January 23, 2017, upon our payment to unitholders of the quarterly distribution in respect of the fourth quarter of 2016, the conditions set forth in the Partnership Agreement for the conversion of the subordinated units were satisfied and the subordination period expired. At the expiration of the subordination period, the 14,985,000 subordinated units owned by the Sponsor converted into common units on a one-for-one basis and now participate pro rata with other common units in distributions of available cash. Upon the conversion, our Sponsor owns 15,595,000 common units, or approximately 43.9% of our outstanding common units.

See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy."
Actions taken by our Board of Directors may affect the amount of cash available for distribution to unitholders.
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
In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our General Partner or our directors to our unitholders, including borrowings that have the purpose or effect of enabling our General Partner or its affiliates to receive distributions or Incentive Distribution Rights.
For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, our Partnership Agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.
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
During the period between 2011 and 2015, global LNG trade was flat, averaging close to approximately 240 million tons per year. In 2016, global LNG trade increased to approximately 261 million tons per year due to double-digit percentage growth of imports by Asian countries, particularly China and India. Demand from the largest Asian importers, including Japan and South Korea, however, has been stagnant due to the changing priorities of these major LNG importers back to nuclear energy and coal based power plants. In addition, demand from European countries has also dwindled in recent years and lower crude oil prices have further weakened LNG demand. Fluctuating demand along with economic uncertainty could have an adverse effect on our ability to secure future term charters.
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
According to Drewry Shipping Consultants Ltd., or Drewry, during the period from 2011 to January 2017, the global fleet of LNG carriers grew from 358 to 448 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolition. Only 11 LNG carriers, representing 2.5% of the LNG vessels currently in service, have an Ice Class 1A designation or equivalent rating, according to Drewry.
Although the global newbuilding orderbook dropped sharply in 2008, 2009 and 2010, ordering activity increased in 2011 and 2012 in light of Fukushima nuclear disaster. According to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and 33 in 2012. In 2013 and 2014 ordering activity remained firm and a total of 100 newbuild orders were placed. New orders declined in 2015 to 32, followed by only 7 new orders placed in 2016. As of January 31, 2017, the newbuilding orderbook consisted of 117 vessels with a combined capacity of 19.7 million cbm, equivalent to 28.7% of the current global LNG carrier fleet capacity, according to Drewry. The delivery of these newbuildings will be spread out between 2017 and 2020.
According to Drewry, as of January 31, 2017, there were only 49 LNG carriers currently in operation, including the vessels in our Fleet, with a carrying capacity of between 149,000 and 155,000 cbm and a membrane containment system.  There are no orders in this range having a membrane containment system, but there are five vessels within this range on order which will be built with Moss containment system. This is a well-established spherical containment system designed in Norway which has been in use for many years.
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
Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment and this could adversely impact the value of our assets and our future financial performance.
The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship's efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. If more advanced ship designs are developed in the future and new ships are built that are more efficient or more flexible or have longer physical lives than ours, competition from these more technologically advanced LNG carriers could adversely affect the charter hire rates we will be able to secure when we seek to re-charter our vessels upon expiration or early termination of our current charter arrangements and could also reduce the resale value of our vessels. This could also adversely affect our revenues and cash flows, including cash available for distributions to our unitholders.

If we cannot meet our charterers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future financial performance.
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
Operating costs and capital expenses will increase as our vessels age which could have an adverse effect on our future financial performance.
In general, capital expenditures and other costs necessary for maintaining a ship in good operating condition increase as the age of the ship increases. Accordingly, it is likely that the operating costs of our vessels will increase in the future which will have a direct impact on our future results or operations and cash flows.
Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro. If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution. Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and accounts payable are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.
The required drydocking of our ships could be more expensive and time consuming than we anticipate, which could adversely affect our results of operations and cash flows.
Drydockings of our ships require significant capital expenditures and result in loss of revenue while our ships are off-hire. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our profitability and our cash flows. We may not be able to accurately predict the time required to drydock any of our ships or any unanticipated problems that may arise. Due to the relative size of our fleet, which consists of only six LNG carriers, if more than one of our ships is required to be out of service at the same time, or if a ship is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our results of operations and our cash flows, including cash available for distributions to our unitholders, could be adversely affected.
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
Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. A weak state of global financial markets and economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all.

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

A cyber-attack could materially disrupt our business.
Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.
Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.
The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship's flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and five-year special surveys performed under the classification society's rules.
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
Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters or in the jurisdictional waters of the countries in which our vessels operate and in the countries in which our vessels are registered. These requirements relate to equipping and operating ships, providing security and to minimizing or addressing impacts on the environment from ship operations. We expect to incur substantial expenses in complying with these requirements, including expenses for ship modifications and changes in operating procedures. We could also incur substantial costs, including cleanup costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.
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
Additional laws and regulations may be adopted in the future that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels' compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

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
Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the "Kyoto Protocol", a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (MARPOL), and some countries have made voluntary pledges to control the emissions of greenhouse gasses.  For example, the 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  While the Paris Agreement does not directly limit greenhouse gas emissions from shipping, the EU made various commitments to reduce overall greenhouse gas emissions from its member states by 2020.  The IMO has already approved two sets of mandatory requirements to address greenhouse gases from ships: the Energy Efficiency Design Index, or EEDI, and the Ship Energy Efficiency Management plan, or SEEMP. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our vessels and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
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
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends.
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
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, financial condition, results of operations and cash flows. Continuing conflicts, instability and other recent developments in the Middle East and elsewhere, and the presence of U.S. or other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. In addition, LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Further, any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased ship operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our charterers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business. We may not be adequately insured to cover losses from these incidents. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Acts of piracy could, in the future, result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
The vessels we own or manage could be required by our charterers' instructions to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.
Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran (certain sanctions lifted early in 2016), Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the administration and/or the European Union or other international bodies in 2014 in response to recent events relating to Russia, Crimea and the Ukraine.  If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.
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
Risks Relating to our 2019 Notes
Our subsidiaries conduct the substantial majority of our operations and own our operating assets, and the right to receive payments on our Notes is structurally subordinated to the rights of the lenders of our subsidiaries.

Our subsidiaries conduct the substantial majority of our operations and own our operating assets. As a result, our ability to make required payments on our Notes depends in part on the operations of our subsidiaries and our subsidiaries' ability to make distributions to us. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under our Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due on our Notes or to make funds available for that purpose. Our Notes are not be guaranteed by any of our subsidiaries or any other person.

The rights of holders of our Notes are structurally subordinated to the rights of our subsidiaries' lenders. A default by a subsidiary under its debt obligations would result in a block on distributions from the affected subsidiary to us. Our Notes are effectively junior to all existing and future liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

Our Notes are unsecured obligations and are subordinated to our secured debt.

Our Notes are unsecured and therefore are effectively subordinated to any secured debt we maintain or may incur to the extent of the value of the assets securing the debt. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on our Notes. As of December, 2016, we had $472.5 million of outstanding secured indebtedness. We will continue to have the ability to incur additional secured debt, subject to limitations in our credit facilities and the indenture relating to our Notes.

We may not have the ability to raise the funds necessary to purchase our Notes as required upon a change of control, and our existing and future debt may contain limitations on our ability to purchase our Notes.

Following the occurrence of a change of control event, as such is defined in the Notes indenture and supplement thereto, holders of Notes will have the right, at their option, to require us to purchase their Notes for cash. A change of control may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our then existing indebtedness. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the change of control purchase price in cash with respect to any Notes surrendered by holders for purchase upon a change of control. In addition, restrictions in our then existing credit facilities or other indebtedness, if any, may not allow us to purchase the Notes upon a change of control. Our failure to purchase the Notes upon a change of control when required would result in an event of default with respect to the Notes which could, in turn, constitute a default under the terms of our other indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the Notes and this could materially affect our financial condition.

Risks Relating to our Series A Preferred Units

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
The issuance of additional limited partner interests on a parity with or senior to our Series A Preferred Units would dilute the interests of the holders of our Series A Preferred Units, and any issuance of senior securities or parity securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Series A Preferred Units. No provisions relating to our Series A Preferred Units protect the holders of our Series A Preferred Units in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, which might adversely affect the holders of our Series A Preferred Units.
In the event of any liquidation event, the amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.

In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the payment due upon a liquidation event is fixed at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions up to, and including, the date of liquidation. If, in the case of a liquidation event, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price of your Series A Preferred Units is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

As a holder of Series A Preferred Units you have extremely limited voting rights.
Your voting rights as a holder of Series A Preferred Units are extremely limited. Our common units are the only class of limited partner interests carrying full voting rights. Holders of the Series A Preferred Units generally have no voting rights. However, in the event that six quarterly distributions, whether consecutive or not, payable on Series A Preferred Units or any other parity securities (if applicable), are in arrears, the holders of Series A Preferred Units will have the right, voting together as a class with all other classes or series of parity securities (if applicable) upon which like voting rights have been conferred and are exercisable, to elect one additional director to serve on our Board of Directors, and the size of our Board of Directors will be increased as needed to accommodate such change (unless the holders of Series A Preferred Units and parity securities (if applicable) upon which like voting rights have been conferred, voting as a class, have previously elected a member of our Board of Directors, and such director continues then to serve on the Board of Directors). The right of such holders of Series A Preferred Units to elect a member of our Board of Directors will continue until such time as all accumulated and unpaid distributions on the Series A Preferred Units have been paid in full.
Risks Relating to Conflicts of Interest
Our Sponsor, our General Partner and their respective affiliates own a significant interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.
Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. Our Sponsor currently owns 15,595,000 of our common units, representing approximately 43.9% of the outstanding common units and our General Partner owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights and therefore may have considerable influence over our actions. The interests of our Sponsor and the members of the Prokopiou Family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.
Conflicts of interest may arise between our Sponsor and its affiliates on one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our Sponsor and its affiliates may favor their own interests over the interests of our unitholders. Although a majority of our directors are elected by our common unitholders, our General Partner, through its appointed directors, has certain influence on decisions made by our Board of Directors. Our Board of Directors has a conflicts committee comprised of independent directors. Our Board of Directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other hand. There can be no assurance that a conflict of interest will be resolved in favor of us.
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
Based on advice we received from Seward & Kissel LLP, our United States counsel, we believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2016, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see "Item 10. Additional Information—E. Taxation."
United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States unitholders.
A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of "passive income" or at least 50% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, and on an opinion of our United States counsel, Seward & Kissel LLP, we believe that we were not a PFIC in the year ended December 31, 2016 and do not expect to be a PFIC for any future taxable year. We have received an opinion of our United States counsel in support of this position that concludes that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for the year ended December 31, 2016 and each future year will arise from such time-chartering activities or other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such non passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for the year ended December 31, 2016 year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our United States counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

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
Securities Offerings (following the IPO)
In June 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price.
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

Conversion of Subordinated Units
On January 23, 2017, upon our payment to unitholders of the quarterly distribution in respect of the fourth quarter of 2016, the conditions set forth in the Partnership Agreement for the conversion of the subordinated units were satisfied and the subordination period expired. At the expiration of the subordination period, the 14,985,000 subordinated units owned by the Sponsor converted into common units on a one-for-one basis. Upon the conversion of the subordinated units and as of the date of this Annual Report there are 35,490,000 common units outstanding and no subordinated units outstanding.
Vessel Acquisitions
In June 2014, we completed the acquisition of the Arctic Aurora, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $235.0 million. We funded the purchase price of this vessel using the net proceeds we received in the June 2014 offering together with the proceeds we received from our $340 Million Senior Credit Facility.
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
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  Our vessels are currently employed on multi-year time charters, which we define as charters of two years or more, with international energy companies, such as Shell (which acquired BG Group in February 2016), Gazprom and Statoil, providing us with the benefits of stable cash flows and high utilization rates.  We intend to leverage the reputation, expertise and relationships of our Sponsor and our Manager in maintaining cost-efficient operations and providing reliable seaborne transportation services to our charterers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third-parties.  There is no guarantee that we will grow the size of our Fleet or the per unit distributions that we intend to pay, or that we will be able to make further vessel acquisitions from our Sponsor or third-parties.
Our Fleet
We currently own and operate a fleet of six LNG carriers, consisting of the three LNG carriers in our Initial Fleet, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three 2013-built Ice Class LNG carriers that we subsequently acquired from our Sponsor the Arctic Aurora, the Yenisei River, and the Lena River, which we refer to collectively as our "Fleet." The vessels in our Fleet have an average age of 6.6 years and are contracted under multi-year charters with Shell, Gazprom, Statoil and Yamal with an average remaining charter term, as of March 17, 2017, of approximately 10.6 years, including the charter agreements relating to the Yenisei River and the Lena River with Yamal. The Yamal charter agreements for the Yenisei River and the Lena River are subject to important conditions, which, unless satisfied, may result in the cancellation of the charter agreement at the charterer's option, in which case we would not realize any revenues under such charter agreements.

Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. Georgios Prokopiou. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."
All of the vessels in our Fleet other than the Clean Energy have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, as of January 31,2017, only eleven LNG carriers, representing 2.5% of the LNG vessels in the global LNG fleet, have an Ice Class 1A designation or equivalent rating. Moreover, we are the only LNG transportation company in the world that is currently transiting the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, with LNG carriers. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.
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
According to Drewry, as of January 31, 2017, there were only 49 LNG carriers currently in operation, including the six vessels in our fleet, with a carrying capacity of between 149,000 and 155,000 cbm and a membrane containment system.  There are currently no orders in this size range having a membrane containment system, but there are five vessels within this size range on order which will be built with a Moss containment system. This is a well-established spherical containment system designed in Norway which has been in use for many years.

The following table sets forth additional information about our Fleet as of the date of this Annual Report:
Vessel Name	Year Built	Capacity (cbm)	Ice Class	Propulsion	Flag State	Charterer	Charter Commencement/ Expected Commencement Date	Earliest Charter Expiration Date	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	2007	149,700	No	Steam	Marshall Islands	Shell Gazprom	February 2012 July 2018	April 2017 March 2026	May 2017(1) April 2026(2)
Ob River	2007	149,700	Yes	Steam	Marshall Islands	Gazprom Gazprom	September 2012 April 2018	April 2018 March 2028	May 2018(3) May 2028(4)
Amur River	2008	149,700	Yes	Steam	Marshall Islands	Gazprom	June 2015	June 2028	August 2028
Arctic Aurora	2013	155,000	Yes	TFDE*	Malta	Statoil	August 2013	July 2018	October 2018
Yenisei River	2013	155,000	Yes	TFDE*	Marshall Islands	Gazprom Yamal	July 2013 2019 (estimated)	July 2018 2033/2034	August 2018 2049(5)
Lena River	2013	155,000	Yes	TFDE*	Marshall Islands	Gazprom Yamal	October 2013 2019-2020 (estimated)	September 2018 2034/2035	October 2018 2049/2050(5)
*	As used in this Annual Report, "TFDE" refers to tri-fuel diesel electric propulsion system.

(1)
Following the expiration of the charter with Shell, the Clean Energy will undergo its statutory class five-year special survey and dry-docking. We expect to seek to employ the Clean Energy under short term employment until the commencement of the new charter with Gazprom.

(2)
On October 31, 2016, we entered into a time charter contract with Gazprom for the employment of the Clean Energy for a firm period of seven year and nine months. The charter is expected to commence in July 2018.

(3)	On March 23, 2016, Gazprom extended the term of the existing charter, on substantially identical terms, until May 2018.
(4)
On March 24, 2016, we entered into a new long-term charter with Gazprom for the Ob River, for a firm charter duration of 10 years. This charter is expected to commence upon expiration of the current Gazprom charter for the Ob River.

(5)
The Yenisei River and the Lena River are each contracted to commence employment within one year delivery windows starting January 1, 2019 and June 30, 2019, respectively, under multi-year time charter contracts with Yamal in the Yamal LNG Project, each with an initial term of 15 years, which may each be extended by three consecutive periods of five years. Each of these time charter contracts is subject to important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation, early termination or amendment, before or after their charter term commences, in which case, we may not receive the contracted revenues thereunder. Please see "—Our Chartering Strategy and Charterers" for additional information.

The Optional Vessels
The Omnibus Agreement provides us with the right to acquire from our Sponsor certain identified vessels.  Initially, this agreement provided us with the right to acquire from our Sponsor seven fully winterized LNG carrier vessels, of which, as of the date of this Annual Report, we have purchased three such vessels.  We currently have the right to acquire the four remaining Initial Optional Vessels.
In addition, following an amendment to the Omnibus Agreement in April 2016, we also have the right to acquire from our Sponsor its interest, which is currently 49.0%, in each of the five entities that each owns a 172,000 cubic meter ARC7 LNG carrier, which are the Additional Optional Vessels, subject to the terms and conditions of the Omnibus Agreement.  Each of the Additional Optional Vessels is either currently under construction or is expected to commence being constructed within 2017.
We may exercise our right to purchase each of the Optional Vessels for a specified period following the date of delivery of such vessel from the shipyard.  For additional information, please see "—Rights to Purchase Optional Vessels" and "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

Initial Optional Vessels
Our Sponsor owns, directly or indirectly, 100% of the equity interests of the entities that own the four Initial Optional Vessels.  One of the Initial Optional Vessels, the Clean Ocean, is operating under a multi-year time charter with Cheniere, after which time, it is scheduled to commence employment under a long-term time charter for the Yamal LNG Project. Three of the Initial Optional Vessels, the Clean Planet, Clean Horizon, and Clean Vision, currently operate in an LNG carrier pool, or the Cool Pool, that was established on October 1, 2015, by our Manager, Golar LNG Limited and Gaslog Carriers Ltd., with a view to optimizing the operation of the pool vessels through improved scheduling, efficiencies and common marketing of the pooled vessels. Vessels operating in the Cool Pool are employed in the LNG spot market on charters of twelve months or less. Together with our Sponsor's three vessels, the Cool Pool currently consists of 18 LNG carriers.  In 2019, the Clean Planet, Clean Horizon, and Clean Vision are scheduled to commence employment under long-term charters with Yamal.
Additional Optional Vessels
In August 2015, our Sponsor and two unrelated third-parties, Sinotrans and China LNG Shipping, entered into a joint venture, pursuant to which they agreed to share in the ownership and operation of the Additional Optional Vessels.  The Additional Optional Vessels are either currently under construction or expected to commence being built within 2017 at Daewoo Shipbuilding & Marine Engineering Co., or DSME.  Two of the Additional Optional Vessels are expected to be delivered to the joint venture in the fourth quarter of 2017 and three of the Additional Optional Vessels are expected to be delivered in the first quarter of 2019. Upon each of their deliveries, the Additional Optional Vessels are scheduled to commence employment under long-term charters for the Yamal LNG Project. Our Manager will provide vessel management services for the Additional Optional Vessels.
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
The five 172,000 cubic meter ARC7 Additional Optional Vessels that are either under construction or expected to commence being constructed at DSME in South Korea will have a maximum of 2.1 meter ice breaking capabilities in both forward and reverse directions.

The following table provides certain information about the Optional Vessels as of the date of this Annual Report.
Vessel Name	Shipyard(4)	Delivery Date	Capacity Cbm	Ice Class	Charter Commencement	Pool / Charterer	Earliest Charter Expiration
Initial Optional Vessels:
Clean Ocean(1)	HHI	Q2-2014	162,000	Yes	Q2 2015	Cheniere & Yamal	2035
Clean Planet(2)	HHI	Q3-2014	162,000	Yes	2019	Cool Pool & Yamal	2034
Clean Horizon(2)	HHI	Q3-2015	162,000	Yes	2019	Cool Pool & Yamal	2034
Clean Vision(2)	HHI	Q1-2016	162,000	Yes	2019	Cool Pool & Yamal	2034
Additional Optional Vessels*:
Hull No.2421(3)	DSME	Q4-2017	172,410	Yes	2017	Yamal	Q4-2045
Hull No.2422(3)	DSME	Q4-2017	172,410	Yes	2017	Yamal	Q4-2045
Hull No.2427(3)	DSME	Q1-2019	172,410	Yes	2019	Yamal	Q4-2045
Hull No.2428(3)	DSME	Q1-2019	172,410	Yes	2019	Yamal	Q4-2045
Hull No.2429(3)	DSME	Q1-2019	172,410	Yes	2019	Yamal	Q4-2045
*	Our Sponsor directly or indirectly owns a 49.0% interest in these vessels.
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

(3)	Upon its delivery from the shipyard, vessel will operate under a fixed rate time charter contract for the Yamal LNG Project until December 31, 2045, plus two consecutive five-year extension options.
(4)	As used in this Annual Report, "HHI" refers to the shipyard Hyundai Heavy Industries Co. Ltd.

Rights to Purchase the Optional Vessels
Under the Omnibus Agreement, we have the right, subject to certain conditions, to purchase from our Sponsor the Initial Optional Vessels and our Sponsor's ownership interest in the entities that respectively own the Additional Optional Vessels at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. These purchase rights expire 24 months following the respective delivery of each Initial Optional Vessel from the shipyard, (or in the case of the Clean Ocean and the Clean Planet, until March 31, 2017), and in the case of our Sponsor's ownership interest in the entities that own the Additional Optional Vessels, within 24 months following the expiration, without acceptance, of our 30-day option to purchase such interests pursuant to the Omnibus Agreement, so long as such Additional Optional Vessels are employed under a long-term charter of four or more years upon their respective delivery dates). We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee, to extend the purchase option exercise period. We are currently in discussions with our Sponsor to extend the exercise period of the Clean Ocean and the Clean Planet purchase options.
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
Our Sponsor has secured financing for the Initial Optional Vessels and, our Sponsor together with its joint venture partners, have secured financing for the Additional Optional Vessels.  In the event we acquire any or all of such Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us. Any such novation would be subject to each respective lender's consent.  Please see "Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected."

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
The Clean Energy is currently chartered to Shell under a time charter contract with the latest charter expiration in May 2017. The Clean Energy is further contracted to Gazprom for a charter term of seven years and nine months, which is expected to commence in July 2018. Following the expiration of the existing charter with Shell, the Clean Energy will undergo its statutory class five-year special survey and dry-docking and we expect to employ the Clean Energy under short term employment until the commencement of the new charter with Gazprom.
The Ob River, Yenisei River, Amur River and the Lena River are currently employed with Gazprom under time charter contracts with an average remaining term of approximately 3.8 years as of March 17, 2017, based on the earliest redelivery under our charters . The Ob River is further contracted to Gazprom for a charter term of 10 years, upon the expiration of its current charter. The Arctic Aurora is currently chartered to Statoil under a time charter contract with an average remaining term of approximately 1.3 years as of March 17, 2016, based on the earliest redelivery permitted under this charter.
In October 2016, in connection with the new charter with Gazprom for the Clean Energy, discussed above, we also entered into an agreement with Gazprom to reduce the charter hire rate on the Yenisei River and the Lena River. These reductions became effective November 1, 2016 and, as of March 17, 2017 are expected to reduce on a combined basis our estimated future contract backlog by approximately $14.6 million over the vessels' remaining charter term.
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
Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of March 17, 2017, we had estimated contracted revenue backlog of approximately $1.55 billion with average remaining contract duration of 10.6 years.
We may not be able to perform under these contracts due to events within or beyond our control, and our counterparty may seek to cancel or renegotiate our contracts for various reasons.  Our inability or the inability of our counterparty, to perform under the respective contractual obligations may affect our ability to realize the estimated contractual backlog listed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project for which certain of our vessels are contracted to be employed is delayed, abandoned, underutilized or not completed due to changes in the demand for LNG.
In the year ended December 31, 2016, we received all of our revenues from three charterers, which individually accounted for 66%, 18% and 16% of our revenues, respectively, as compared to the same period in 2015, which individually accounted for 52%, 29% and 19% respectively.

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
Overview of Natural Gas Market
Natural gas is one of the key sources of global energy; the others include oil, coal, hydroelectricity and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas' share of total global primary energy consumption has risen from 18% in 1970 to 24% in 2016.

Natural Gas Share of Primary Energy Consumption: 1970-20161
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

Natural gas is primarily used in power generation (electricity) and for heating. Worldwide reserves are estimated at 188 trillion cubic meters (cbm), which is enough for 53 years of supply at current rates of consumption. Over the past decade, global LNG demand has risen over 2.2% per annum, with growth of 5.4% per annum in the Middle East and Asia-Pacific followed by Africa at 3.9%.
As such, in the last decade a large part of the growth in natural gas consumption has been accounted for by Asia and the Middle East regions, where gas consumption is up nearly 70% between 2006 and 2016.

World Natural Gas Consumption: 1970-20161
(Million Tons Oil Equivalent)

(1) Provisional
Source: Industry sources, Drewry
The International Energy Agency (IEA) has stated that global reserves of natural gas are large enough to accommodate rapid expansion of gas demand for several decades. Gas reserves and production are widely spread across the globe but the geographical disparity between areas of production and areas of consumption has been the principal stimulus of international trade in gas.
World Natural Gas Production: 1970-20161
(Million Tons Oil Equivalent)

(1) Provisional

Source: Industry sources, Drewry

Gas production in North America has increased due to the emergence of shale gas reserves and new techniques such as horizontal drilling & hydraulic fracturing to access and extract these reserves. United States (U.S). domestic gas production now exceeds domestic gas consumption for a large part of the year which may reduce future gas import rates. Additionally, rising U.S. domestic production may drive down domestic gas prices and raise the likelihood of U.S. gas exports.
As a result of these developments the North American gas market is moving in a different cycle from the rest of the world and there is a price differential with other markets (see the chart below). Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, interest in exporting LNG gas from the U.S. has grown and a number of new liquefaction plants are now planned. That said, the price differential has reduced substantially since 2014 because of a sharp decline in LNG prices in international market and this has led to delay in some new planned facilities.
Natural Gas Prices: 2006-2016
(U.S. $ per Mbtu)

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

LNG Supply Chain

Source: Drewry
LNG Supply
Despite a challenging environment close to 109 million tons of new LNG productive capacity is under construction and another 152 million tons of new LNG production capacity is planned. In addition, there is 515 million tons of speculative LNG productive under consideration, but for which no confirmed plans exist.
World LNG Production Capacity – January 2017,
(Million Tons per Annum)
Source: Drewry
As such, LNG production capacity will expand significantly as several new production facilities which are now under construction and due on stream in the next few years. Generally, every additional one million tons of LNG productive capacity creates demand for up to two LNG carriers in the 150,000 cbm size range.
In the last decade, more countries have entered the LNG export market.  In January 2017, there were 22 producers and exporters of LNG compared with just 12 in 2004. As a result, world trade in LNG has risen from 130 million tons in 2004 to a provisional 261 million tons in 2016.

LNG Exports: 2004-20161
(Million Tons)

	ALG	USA#	LIB	BRU	UAE	INO	MAL	AUS	QAT	TNT	NIG	OMA	EGY	EQG	NOR	RUS	YMN	PER	BEL#	ESP#	Papua	Others##	Total
2004	18.8	1.2	0.5	6.9	5.4	24.4	20.2	8.9	17.6	10.2	9.2	6.6	-	-	-	-	-	-	-	-	-	-	129.9
2005	18.7	1.3	0.6	6.7	5.2	23.0	20.8	10.8	19.8	10.2	8.8	6.7	5.1	-	-	-	-	-	-	-	-	-	137.8
2006	18.0	1.3	0.5	7.2	5.2	21.6	20.5	13.2	22.7	11.9	12.8	8.4	10.9	-	-	-	-	-	-	-	-	-	154.1
2007	18.0	0.9	0.6	6.8	5.5	20.3	21.7	14.8	28.1	13.2	15.4	8.9	9.9	1.0	0.1	-	-	-	-	-	-	-	165.3
2008	15.5	0.7	0.4	6.7	5.5	19.6	21.8	14.8	29.0	13.0	15.3	8.0	9.9	4.1	1.6	-	-	-	-	-	-	-	165.6
2009	15.3	0.6	0.5	6.4	5.1	19.0	21.6	17.7	36.1	14.4	11.7	8.4	9.4	3.4	2.3	4.8	0.3	-	0.2	-	-	-	177.2
2010	14.1	1.2	0.0	6.4	5.8	22.9	22.3	18.5	55.3	15.1	17.4	8.4	7.1	3.8	3.4	9.8	4.0	1.3	0.4	-	-	-	217.2
2011	12.5	1.5	0.1	6.9	5.8	21.3	24.3	18.9	74.9	13.8	18.9	8.0	6.3	3.8	2.9	10.5	6.5	3.7	0.4	0.5	-	-	241.5
2012	10.5	0.5	-	6.6	5.5	17.5	23.2	20.5	76.7	13.7	19.9	8.2	4.9	3.5	3.3	10.8	5.2	3.9	0.3	1.2	-	0.7	236.9
2013	10.9	0.1	-	6.9	5.4	16.4	24.7	22.1	77.0	14.4	16.3	8.4	2.7	3.7	2.8	10.4	7.0	4.1	1.1	2.1	-	0.9	237.5
2014	12.6	0.3	-	6.0	5.8	15.8	24.8	23.1	75.5	14.1	18.5	7.8	0.3	3.7	3.9	10.6	6.5	4.2	1.1	3.8	3.4	1.5	243.3
2015	11.8	0.6	-	6.4	5.6	16.0	24.9	29.0	77.6	12.4	20.1	7.4	-	3.6	4.4	10.6	1.4	3.6	0.9	2.3	7.1	1.4	247.4
2016 (P)	10.8	4.2	-	6.6	5.3	16.4	24.2	43.9	76.7	10.6	17.9	8.4	-	2.9	4.7	11.5	-	3.5	1.1	2.1	7.2	2.7	261.0
% Change 16-15	-8.6%	609.6%	-	4.1%	-4.4%	2.8%	-2.9%	51.1%	-1.2%	-14.9%	-11.1%	13.0%	-	-19.7%	9.0%	8.6%	-	-3.8%	25.0%	-9.4%	2.0%	92.9%	5.5%

# Include re-exports
## Inclucdes re-exports from Brazil, France, Portugal, South Korea, Japan and Greece

(1) Provisional
Source: Drewry

Historically, LNG exporters were located in just three regions: Algeria and Libya in North Africa, Indonesia, Malaysia, Brunei and Australia in Southeast Asia/Australasia, and Abu Dhabi and Qatar in the Middle East (excluding smaller scale LNG exports from Alaska). However, the entry of Trinidad & Tobago, Nigeria and Norway has added a significant regional diversification to LNG exports in the Atlantic basin. Equally, the addition of Oman as an exporter and the rapid expansion of Qatari production have also positioned the Middle East as an increasingly significant player in the global LNG business. Qatar is now the world's largest producer and exporter of LNG, accounting for close to 30% of all trade in LNG.
Currently, U.S. LNG exports are from the established plant in Alaska, and the first two trains at Sabine Pass that started operations in 2016.  The No 3 and 4 trains at Sabine Pass, each with annual production capacity of 4.5 million tons, will commence operations in 2017. In addition, the other major liquefaction projects in the U.S.at Freeport and Cameron are expected to commence operations in 2018.
LNG Demand
In tandem with the growth in the number of LNG suppliers there has been a corresponding increase in the number of importers. In 2004 there were just 14 countries importing LNG, but by January 2017 the number had surged to 37.
LNG imports by country between 2004 and 2016 are shown in the table below. Despite diversification in the number of importers, Japan, and to a lesser extent South Korea, provide the backbone of LNG trades, collectively accounting for 44% of total LNG imports. Elsewhere, there has been strong growth in Asian imports, particularly in China and India, as the countries are increasingly focusing on the use of natural gas as a source of energy to reduce air pollution caused by conventional sources of energy.
For example, Chinese imports of LNG commenced in 2006 and since then have grown exponentially from mere 0.7 million tons to 26.2 million tons in 2016. The sharp rise in the country's LNG imports is attributed to the government's stated policy to increase the share of gas in total Chinese energy demand. The increased emphasis on LNG as a source of energy is the result of Beijing's aim to cut its greenhouse gas emissions per unit of GDP by 60-65% between 2005 and 2030.

LNG Imports by Country 2004-20161
(Million Tons)

Importer	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016 (P)
Argentina	-	-	-	-	0.3	0.7	1.3	3.2	3.4	4.7	4.8	4.3	4.0
Belgium	2.1	2.2	3.1	2.3	2.1	4.8	4.7	4.8	3.1	1.6	2.1	2.8	1.7
Brazil	-	-	-	-	-	0.3	2.0	0.8	2.5	4.1	5.8	5.2	4.7
Canada	-	-	-	-	-	0.7	1.5	2.4	1.3	0.8	0.6	0.5	0.4
Chile	-	-	-	-	-	0.5	2.2	2.8	3.0	3.0	2.8	3.1	3.2
China	-	-	0.7	2.8	3.2	5.6	9.3	12.1	14.6	18.3	19.8	19.1	26.2
Dom. Rep.	0.1	0.2	0.2	0.3	0.3	0.4	0.6	0.7	0.9	1.2	0.9	1.3	1.1
Egypt	-	-	-	-	-	-	-	-	-	-	-	2.8	4.2
France	5.6	9.4	10.1	9.5	9.2	9.5	10.2	10.6	7.5	6.4	5.4	4.8	5.8
Greece	0.4	0.3	0.4	0.6	0.7	0.5	0.9	0.9	0.7	0.5	0.4	0.3	0.5
India	1.9	4.4	5.8	7.3	7.9	9.2	8.9	12.5	15.0	12.8	13.8	15.9	18.2
Indonesia	-	-	-	-	-	-	-	-	0.7	1.0	1.6	2.0	2.4
Israel	-	-	-	-	-	-	-	-	-	0.4	0.3	0.4	0.4
Italy	4.3	1.8	2.3	1.8	1.1	2.1	6.6	6.4	5.2	3.7	3.5	4.3	4.5
Japan	56.2	55.7	59.8	64.8	67.3	62.7	68.2	78.1	86.7	87.0	88.0	86.2	83.3
Jordan	-	-	-	-	-	-	-	-	-	-	-	2.9	3.1
Kuwait	-	-	-	-	-	0.7	2.0	2.3	2.0	1.6	2.7	2.7	2.8
Lithuania	-	-	-	-	-	-	-	-	-	-	0.1	0.4	0.1
Malaysia	-	-	-	-	-	-	-	-	0.1	1.5	1.7	1.6	1.5
Mexico	-	-	0.7	1.6	2.6	2.6	4.2	3.0	3.5	5.7	6.8	5.2	5.0
Netherlands	-	-	-	-	-	-	-	0.6	0.6	0.6	0.4	0.4	0.4
Pakistan	-	-	-	-	-	-	-	-	-	-	-	1.1	3.4
Portugal	1.0	1.2	1.4	1.7	1.9	2.1	2.2	2.2	1.5	1.8	1.2	0.7	0.7
Puerto Rico	0.5	0.5	0.5	0.5	0.6	0.6	0.6	0.5	1.0	1.3	1.3	1.2	1.3
South Korea	21.8	22.2	24.9	25.1	26.7	25.1	32.4	36.0	35.9	39.6	37.3	31.9	31.8
Spain	12.8	16.0	17.8	17.7	21.0	19.7	20.1	17.6	14.7	10.9	11.5	9.5	10.9
Singapore	-	-	-	-	-	-	-	-	-	0.9	1.9	2.2	2.6
Taiwan	6.7	7.0	7.4	8.0	8.8	8.6	10.9	11.9	11.7	12.6	13.2	13.7	15.0
Thailand	-	-	-	-	-	-	-	0.7	1.0	1.5	1.4	2.6	2.9
Turkey	3.1	3.6	4.2	4.4	3.9	4.2	5.8	4.5	5.7	4.0	5.3	5.5	5.4
UAE	-	-	-	-	-	-	0.1	1.0	1.0	1.1	1.3	1.6	2.0
UK	-	0.4	2.6	1.1	0.8	7.5	13.6	18.5	10.0	6.8	6.1	9.4	7.8
USA	13.5	13.0	12.1	15.9	7.3	9.3	8.9	7.3	3.7	2.0	1.2	1.9	1.8
Other*	-	-	-	-	-	-	-	-	-	-	-	-	1.8
World Total	129.9	137.8	154.1	165.3	165.6	177.2	217.3	241.5	236.9	237.4	243.3	247.4	261.0

(1) Provisional

Source: Drewry

Further expansion of regasification and terminal import infrastructure which is now underway will support the continued growth in Chinese LNG imports. China is not dissimilar from the U.S. in that it has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies. As such, this will create an opportunity for imported LNG.  Monthly trends in LNG imports among Asian importers between 2001 and January 2017 are shown in the chart below.

Asian LNG Imports: 2001-2017
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
International trade in natural gas has doubled between 2000 and 2016, with LNG trade now being 2.6 times from what it was in 2000 and accounts for one-third of total natural gas trade. As a result, LNG captured a growing share of international gas trade, with key drivers of this growth being the diversification of consumers, flexibility among producers, cost efficient transport and access to competitively priced gas.

World Natural Gas Trade 2000-20161
(Billion Cubic Meters)

(1) Provisional
Source: Drewry
LNG Shipping Routes
Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2016, the principal trade routes for LNG shipping included: the South Pacific (Indonesia, Malaysia, Australia and Brunei) and the Middle East (Qatar, Oman and the UAE) to the North Pacific (Japan, South Korea, Taiwan, China and India), North Africa and Nigeria to Europe and the U.S., and Trinidad to the U.S., South America and Europe. With commencement of liquefaction projects in the U.S., more cargo will be exported from the U.S. to Asian countries.
One important result of the geographical shifts in LNG production and consumption is that demand for shipping services, expressed in terms of ton miles, has grown much faster that the underlying increases in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and discharge port on each voyage. Over the last decade, demand for LNG shipping services, expressed in terms of ton miles, has increased at a compound average growth rate (CAGR) of 7.7%, compared with a 5.4% increase in the volume of cargo carried.

LNG Seaborne Trade 2000-2016

100
307
103
335
109
347
123
387
130
422
138
431
154
514
165
598
166
645
177
700
217
889
242
1,044
237
1,045
237
1,064
243
1,085
247
1,055
261
1,082
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016 (P)
Million Tons
Trillion Ton Miles

(1) Provisional
Source: Drewry
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
Ice Class LNG Fleet
The number of ships in the international LNG fleet with an ice class standard is very low. As of January 2017, there were only 11 LNG carriers with Ice Class 1A standard in operation and only one vessel on order.  The only company to date that has experience with and performed NSR transits with LNG carriers is Dynagas Ltd.
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

Source: Drewry
As a result, the NSR experienced strong growth in trade volumes between 2010 and 2013, which is illustrated in the table below.  However, transit traffic on the NSR fell substantially in 2014 and 2015 with only 23 and 18 vessels passing through in the respective years. In 2016, cargo volumes rebounded, partly because of construction material for the Yamal LNG plant being handled at Port of Sabetta.
Northern Sea Route — Transit traffic
	2010	2011	2012	2013	2014	2015	2016

Number of Vessels	4	34	46	71	23	18	19

Total Cargo Volume (tons)	111,000	820,789	1,261,545	1,355,897	274,000	39,586	214,513
Source: Drewry, Centre for High North Logistics
In early 2017 the most suitable LNG terminal on the NSR for loading LNG for transport to the Far East is located in Northern Norway. The NSR to Japan is approximately 45% shorter than traditional shipping routes generally sailing through the Suez Canal. The Arctic route allows ships to save on time, fuel, and environmental emissions. In Northern Russia located within the NSR there are large gas reserves that are being planned for LNG exports.
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
The cargo capacity of an LNG carrier is measured in cbm. As of January 31, 2017, the worldwide fleet totaled 448 ships with a combined capacity of 68.8 million cbm. The breakdown of the fleet by vessel size is shown below.
The LNG Fleet by Vessel Size: January 31, 2017
Size	No.	'000 Cbm
18-49,999 cbm	6	118
50-74,999 cbm	3	205
75-124,999 cbm	8	725
125-149,999 cbm	212	29,443
150-199,999 cbm	175	28,209
200-219,999 cbm	30	6,391
220,000+ cbm	14	3,715
Total	448	68,806
Source: Drewry
Within the current fleet there are only 35 vessels with ice class certification and they account for close to 8% of the global LNG fleet. These ships are niche part of the market and command a premium over the freight rates of non-ice class vessels.
The age profile of the existing fleet as of January 31, 2017 is shown below. The average age of all LNG carriers in service is 10.3 years, with fleet age generally increases as ship size decreases.

LNG Fleet Age Profile: January 31, 2017

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
Newbuilding Prices
Similar to other types of vessels, newbuilding prices for LNG carriers rose steeply in the late 1980s and early 1990s, and then began to drift downwards in the mid-1990s and fall sharply in the late 1990s. At the beginning of 1992, the price of a 125,000 cbm ship from a Far East yard was reported to be approximately US$270 million to US$290 million, compared with a low of US$120 million at the end of 1986. However, by early 2000 new orders were being struck at a new low of around US$150 million.

After the lows of early 2000, prices crept above US$165 million in the first half of 2001, but fell back to the US$160 million to US$165 million range in the second half of the year. Further pressure on newbuilding prices in general pushed typical prices closer to US$160 million in 2002, and by 2003 prices fell to just above US$150 million. However, a host of factors, including constrained shipbuilding capacity, currency movements and high steel prices led to an increase in prices in 2004 to around US$175 million. Prices rose above US$200 million in 2005 and renewed pressure on shipbuilding prices pushed prices close to US$220 million in 2006.
LNG Carrier Newbuilding Prices: 2003-2017
(End Period - U.S. $ Million)

Source: Drewry
Prices for larger sized LNG carriers of 210-220,000 cbm were around US$215 million when first ordered in late 2004 and increased to US$235 million in the summer of 2005.
Newbuilding prices reached an all-time high mark of US$250 million around mid-2008, influenced by a number of factors, including the declining dollar exchange rate, easy availability of finance, high steel prices and tight shipbuilding capacity. However, newbuilding prices then fell in the wake of little new ordering in the period 2008-2011.  The newbuilding price for an LNG carrier increased marginally by 2% from US$202 million in 2011 to US$206 million in 2015, but dropped close to 7% in 2016 owing to an oversupplied market that resulted in weak freight rates. In January 2017, the newbuilding price for a 150-160,000 cbm ship was assessed at US$186 million.
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
Seasonality
Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG in the Northern Hemisphere rose in colder weather and fell in warmer weather.  The LNG industry in general has become less dependent on the seasonal transport of LNG than a decade ago as new uses for LNG have developed, spreading consumption more evenly over the year.  There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets and a pronounced higher seasonal demand during the winter months for heating in other markets. However, our vessels primarily operate under multi-year charters and are not subject to the effect of seasonal variations in demand.
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
International Maritime Regulation of LNG Vessels
The IMO is the United Nations' agency that provides international regulations governing shipping and international maritime trade, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the "MARPOL Convention." The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Flag State Performance Table" published annually by the International Chamber of Shipping evaluates flag states based on factors such as ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, and participation at IMO meetings. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the ISM Code) promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. We are compliant with the requirement to hold a Document of Compliance under the ISM Code.

Vessels that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code (or the IGC Code) published by the IMO.  The completely revised and updated International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk ﴾IGC Code﴿ entered into force on January 1, 2016, with an implementation/application date of July 1, 2016. The amendments were developed are intended to take into account recent advances in science and technology.  The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.
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
On July 1, 2010 amendments to Annex VI to the MARPOL Convention that require progressively stricter limitations on sulfur emissions from ships proposed by the United States, Norway and other IMO member states took effect. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur.  On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content.
However, as of July 1, 2010 in Emission Control Areas (or "ECAs"), limitations on sulfur emissions require that fuels contain no more than 1% sulfur and his cap was further reduced to 0.1% as of January 1, 2015. In fact, the EPA released a penalty policy for violations of the sulfur fuel standard and related provisions for ships on January 16, 2015, which applies to violations of the international standards for sulfur emissions from ships that went into effect on January 1, 2015. In August 2012, the North American ECA became enforceable. The Baltic Sea and the North Sea have also been designated ECAs. Ocean-going vessels in these areas are subject to stringent emission controls, which may cause us to incur additional costs.  The North American ECA includes areas subject to the exclusive sovereignty of the United States and Canada. Consequently, in August 2012, when the North American ECA became effective, the sulfur limit in marine fuel was capped at 1.0%, which was the capped amount for all other ECAs (Baltic Sea ECA and North Sea ECA) since July 1, 2010. In January 1, 2014 when the US Caribbean ECA became effective, the sulfur limit in marine fuel was capped at 1.0%. As of January 1, 2015 the cap on fuel sulfur content in all ECAs including North American ECA and US Caribbean ECA is reduced to 0.1%. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for marine engines installed in new vessels, having keel laying on or after January 1, 2016 and sailing within North American and US Caribbean ECAs. Further, the European directive 2005/33/EC, which became effective January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being arranged to burn gas only in their boilers when alongside. Marine Gas Oil and Low Sulfur Marine Gas Oil, or MGO and LSMGO, respectively, have been purchased as the only fuel for the Diesel Generators.

Additionally, as discussed above, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee (MEPC), as discussed in "—U.S. Clean Air Act" below. U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards.  At MEPC, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after the draft amendments are presented at MEPC's next session. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.
Ballast Water Management Convention
The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (or the BWM Convention) in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%).  Thus, the Convention will enter into force on September 8, 2017.
The IMO has passed a resolution encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date "existing" vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention.  At MEPC 70, MEPC updated "guidelines for approval of ballast water managements systems (G8)."  G8 updates previous guidelines concerning the procedures to approve BWMS. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.
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
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organic compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

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
Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the U.S. Coast Guard has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP.
Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.  In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP.
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
Regulation of Greenhouse Gas Emissions
In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from shipping. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.
As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by MEPC in July 2011 relating to greenhouse gas emissions. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.  The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index (EEDI), for new ships, and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. It is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases. In 2009 and 2010, EPA adopted greenhouse reporting requirements for various onshore facilities, and also adopted a rule potentially imposing control technology requirements on certain stationary sources subject to the federal Clean Air Act. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Furthermore, in the United States individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.
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
The following are among the various requirements, some of which are found in SOLAS:
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
For maintenance of the class certificate, regular and statutory class five-year special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are dry-docked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. Vessels that are less than 15 years old have class notations which allow them to waive the requirement for an intermediate dry-docking in between the two five-year special surveys and, pursuant to an arrangement with the classification society,  they can perform an "in water survey in lieu of dry-docking." For vessels 15 years of age or older, the notation for "in water survey in lieu of dry-docking" is subject to special considerations, which include review of vessels' records and evaluation of previous repairs and data in order to ensure that vessel's condition meets the class standards for such waiver. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies (the IACS). In 2012, the IACS issued draft harmonized Common Structural Rules that align with IMO goal standards, and are expected to be adopted in 2013. All of the vessels in our Fleet are certified by Lloyds Register and Bureau Veritas, have been awarded ISM certification and are currently "in class."

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
Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, liabilities arising from collisions with other vessels (one-quarter covered by protection and indemnity insurance and by three-quarters covered by hull and machinery insurance) or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited. Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence. We are a member of the North of England P&I Club. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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
A.          RESULTS OF OPERATIONS
Overview
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies, providing us with the benefits of stable cash flows and high utilization rates.  We intend to leverage the reputation, expertise, and relationships of our Sponsor and our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our charterers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third-parties and in connection with such acquisitions or in the ordinary course of our business, we may, from time to time, enter into new financing arrangements, refinance our existing arrangements or arrangements that our Sponsor, or any of its affiliates, has in place for vessels that we may acquire from it. In addition, subject to favorable market conditions we may raise capital through public or private debt or equity offerings of our securities. There is no guarantee that we will grow the size of our Fleet or the per unit distributions that we intend to pay or that we will be able to make further vessel acquisitions from our Sponsor or third-parties.

Principal Factors Affecting Our Results of Operations
The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:
•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•
Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. The vessels in our Fleet are currently employed under multiyear time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

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

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense, our debt amortizations levels and the timing of principal installments;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer's right for early termination of the charters under certain circumstances;
•	Performance of our counterparties and our charterer's ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.
The following table illustrates our ownership days, Available Days, Revenue Earning Days, Time Charter Equivalent  (or TCE) rate, daily operating expenses and Fleet Utilization for the periods presented:
	Year Ended December 31,
(expressed in United states dollars except for operational data)	2016	2015	2014
Ownership days	2,196	1,836	1,385
Available Days (1)	2,196	1,836	1,384
Revenue Earning Days (2)	2,195.8	1,813.5	1,384.0
Time Charter Equivalent (1)	$75,997	$77,559	$75,733
Daily operating expenses	$12,045	$12,660	$12,139
Fleet Utilization (1)	100%	99%	100%

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
Vessel operating expenses are paid by the ship-owner under time charters and are recognized when incurred. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance, industry and regulatory requirements and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a considerable portion of our vessel operating expenses, are in currencies other than the U.S. dollar, and may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Dry-docking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we mandatorily dry-dock our vessels every 60 months until the vessel is 15 years old. If a vessel is less than 15 years old, an "in water survey in lieu of dry-dock" can take place in between the two special surveys, which statutorily must occur every five years. For vessels that are 15 years or older, dry-docking takes place every 30 months as required for the renewal of certifications required by classification societies, or, subject to special considerations, an "in water survey in lieu of dry-dock" can take place between the two special surveys. Special survey and dry-docking costs (consisting of direct costs, including shipyard costs, paints and class renewal expense, and peripheral costs, including spare parts, service engineer attendance) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. The three vessels in our Initial Fleet completed their initial scheduled special survey and dry-docking repairs in 2012. The next scheduled special survey and drydocking repairs for these vessels and the initial scheduled dry-dock for the remaining vessels in our Fleet are due in 2017 and 2018.
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
Vessel Lives and Impairment. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals as considered necessary. Since our inception, there were no events or changes in circumstances indicating that the carrying amount of the vessels may not be recoverable and, accordingly, no impairment loss was recorded in any of the years ended December 31, 2016 and 2015.
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

Intangible assets/liabilities related to time charter acquired
Where we identify any assets or liabilities associated with the acquisition of a vessel, we record all such identified assets or liabilities at fair value, determined by reference to market data. The amount to be recorded as an asset or liability at the date of vessel acquisition is determined by comparing the existing charter rate in the acquired time charter agreement with the market rates for equivalent time charter agreements prevailing at the time the vessel is acquired.  When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets and liabilities, respectively, are amortized as an adjustment to revenues, over the remaining term of the assumed time charter and are classified as non-current asset/ liability in the accompanying consolidated balance sheets. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.
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
The table set forth below indicates the carrying value of each of our vessels as of December 31, 2016 and 2015.
			Carrying Value (in millions of US dollars)
Vessel	Capacity (cbm)	Year Built/ Purchased	December 31, 2016	December 31, 2015
Clean Energy	149,700	2007	$134.1	$138.6
Ob River	149,700	2007	134.1	138.5
Amur River	149,700	2008	144.2	149.0
Arctic Aurora	155,000	2014	196.5	201.5
Yenisei River	155,000	2014	184.2	188.7
Lena River	155,000	2015	214.6	219.9
TOTAL	914,100		$1,007.7	$1,036.2

As of December 31, 2016 and 2015, we have not identified any events and circumstances indicating  potential impairment to the carrying value of our long-lived assets. As such, we were not required and did not perform an impairment test. We refer you to the risk factor entitled "Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss" and the discussion herein under the heading "Item 3. Key Information—D. Risk Factors —Risks relating to our Partnership."

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
Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap premium steel available for recycling after demolition. Useful economic live of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard. Effective October 1, 2014, our average scrap rate was adjusted from $717 to $685 per lightweight ton per LNG carrier.  This assumption is reflective of current and historical market trends and current practice in the LNG industry. The decrease in the estimated scrap rate will increase the total depreciation expense we will record for the remainder of the useful life of each vessel. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections", had in immaterial impact on both on our net income and earnings per common unit, basic and diluted, for each of the years ended December 31, 2016 and 2015. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.
Recent Accounting Pronouncements
For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this Annual Report.
Results of Operations
Year ended December 31, 2016 compared to the year ended December 31, 2015
Voyage Revenues.  Voyage revenues increased by $24.6 million, or 17.0%, to $169.9 million in the year ended December 31, 2016, compared to $145.2 million for the year ended December 31, 2015. This growth in revenues is almost exclusively associated with the contribution to operations for a full year of the Lena River, the third Initial Optional Vessel we acquired from our Sponsor in late 2015. As a result of this fleet expansion, our Revenue Earning Days increased from 1,813.5 to 2,195.8, respectively, in the compared periods.
 Voyage Expenses—including related party. Voyage expenses are historically primarily comprised of charter hire commissions charged by both affiliated and unaffiliated parties. As such, an increase in operating revenues is closely correlated with an increase in voyage expenses, as commissions are incurred as revenues are earned; however, not all our vessels bear voyage commissions. In the year ended December 31, 2016, voyage expenses increased to $3.0 million, compared to $2.8 million for the year ended December 31, 2015, representing an increase of $0.2 million or 5.6%, attributable to the increase in voyage revenues, as discussed above.

Vessels' Operating Expenses. Vessel operating expenses increased by 13.8%, or $3.2 million, to $26.5 million during the year ended December 31, 2016, from $23.2 million during the year ended December 31, 2015. This increase was exclusively associated with the operation of a larger fleet in 2016 following the Lena River acquisition late in 2015. Our daily operating expenses, however, decreased from $12,660 for the year ended December 31, 2015 to $12,045 for the year ended December 31, 2016, which was attributable to cost efficiencies in crew wages and crew-related expenses.
General and administrative expenses—including related party. General and administrative expenses increased by 4.4%, or $0.1 million, to $1.9 million during the year ended December 31, 2016, from $1.8 million during the year ended December 31, 2015. General and administrative expenses are comprised mainly of legal, consultancy, audit, executive services, administrative services and Board of Directors fees as well as other miscellaneous expenditures, essential to conduct our business.
Management Fees. We incurred an aggregate of $6.0 million, or $2,732 per LNG carrier per day in management fees for the year ended December 31, 2016, compared to an aggregate of $4.9 million, or $2,652 per LNG carrier per day in management fees for the year ended December 31, 2015. The 23.2%, or $1.1 million, increase in management fees is predominantly attributable to the increase in Fleet calendar days as a result of the increase in the average number of vessels that comprised our Fleet during 2016, compared to 2015, and to the annual 3% increase in daily management fees pursuant to our Management Agreements.
Depreciation. Depreciation expense increased by 24.6%, or $6.0 million, to $30.4 million in the year ended December 31, 2016, compared to $24.4 million in the corresponding period in 2015. This increase is primarily attributable to the ownership and operation of the Lena River, which we acquired in late 2015, for a full year, which increased our Fleet ownership days from 1,836 in 2015 to 2,196 in 2016.
Interest and Finance Costs. Interest and finance costs increased by 25.1%, to $35.0 million, during the year ended December 31, 2016, from $28.0 million during the year ended December 31, 2015. This increase is predominantly due to the increase in weighted average outstanding indebtedness in the year ended December 31, 2016, as compared to the corresponding period of 2015 (from $571.4 million in 2015 to $741.6 in 2016), which was mainly the result of the financing arrangement we entered into in connection with the Lena River acquisition and to a lesser extent to the increase in the margin levels on our $340 Million Revolving Credit Facility.
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

Management Fees. We incurred an aggregate of $4.9 million, or $2,652 per LNG carrier per day in management fees for the year ended December 31, 2015, compared to an aggregate of $3.6 million, or $2,575 per LNG carrier per day in management fees for the year ended December 31, 2014. The 36.6%, or $1.3 million, increase in management fees is primarily attributable to the increase in Fleet calendar days as a result of the increase in the average number of vessels that comprised our Fleet during 2015, compared to 2014, and to the annual 3% increase (approximately $0.1 million) in daily management fees pursuant to our Management Agreements.
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
Interest and Finance Costs. Interest and finance costs increased by 92.6%, to $28.0 million, during the year ended December 31, 2015, from $14.5 million during the year ended December 31, 2014. This increase is predominantly due to the increase in debt expense that increased by 94.4%, or $12.6 million, to $25.9 million during the year ended December 31, 2015, from $13.3 million during the year ended December 31, 2014. Such increase is directly associated with the higher levels of weighted average interest accruing in 2015 on our debt agreements (indicatively 4.5% in 2015 compared to 3.8% in 2014) and the increase in weighted average outstanding indebtedness in the year ended December 31, 2015, as compared to the corresponding period of 2014, which was the result of the debt agreements we entered into in order to finance the three vessels acquisitions from our Sponsor in 2014 and 2015.
B.	LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our principal sources of funds are operating cash flows, borrowings under our 2019 Notes, $200 Million Term Loan Facility, $340 Million Senior Credit Facility and $30 Million Revolving Credit Facility, and equity contributions by our unitholders. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions on our Series A Preferred Units, when, as and if declared by our Board of Directors, and funding capital expenditures and working capital. In accordance with our Partnership Agreement, we are further required to distribute all of our available cash to unitholders each quarter. We frequently monitor our capital needs by projecting our upcoming income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements relate to funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.
In accordance with our business strategy, other liquidity needs may relate to funding potential investments (including the equity portion of investments in the Optional Vessels or other third-party acquisitions) and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held in U.S. dollars. We have not made use of derivative instruments in any of the periods presented in the financial statements accompanying this Annual Report.
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

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2016, we reported working capital surplus of $7.1 million as compared to a working capital deficit of $25.5 million as of December 31, 2015. The surplus was due to the $103.6 million of net operating cash flows that the Partnership generated during the year ended December 31, 2016, of which $37.5 million were used in investing activities and $32.8 million were used in financing activities of the Partnership.
We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of our Fleet, including the normal working capital requirements, serve our principal and interest debt scheduled repayments and make at least the required distribution on our Series A Preferred Units and minimum quarterly distribution on our common units in accordance with our Partnership Agreement.
Cash
As of December 31, 2016, we had cash of $82.6 million (including minimum cash liquidity requirements imposed by our lenders) which increased by $33.3 million, or 67.6%, compared to $49.3 million, as of December 31, 2015. This increase is attributable to the excess cash drawn down under our $200 Million Term Loan Facility in January 2016, which we currently intend to use to either fund future capital investment, capital expenditures or other working capital needs.
Equity Offerings (following the IPO)
On June 18, 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on the same date, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same public offering price. The proceeds of the offering were used to finance a portion of the purchase price of the Arctic Aurora.
On July 20, 2015, we completed our underwritten public offering of the Series A Preferred Units at $25.00 per unit.  The proceeds of this offering were used to partially finance the Lena River acquisition.
Our Borrowing Activities
As of December 31, 2016, we had $722.5 million of indebtedness outstanding under our debt agreements and had access to $30.0 million of available borrowing capacity under our $30 million Sponsor facility. As of December 31, 2016, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.
$30 Million Revolving Credit Facility
On November 18, 2013, concurrently with the consummation of our IPO, we entered into an interest free $30.0 million revolving credit facility with our Sponsor, with an original term of five years from the closing date, to be used for general partnership purposes. No amounts have been drawn under the facility since 2013 (amounts drawn in 2013 were fully repaid in early 2014).
$340 Million Senior Secured Revolving Credit Facility
On June 19, 2014, we entered into an agreement with an affiliate of Credit Suisse Securities (USA) LLC, or Credit Suisse, for a new $340 million senior secured credit facility, or our $340 Million Senior Credit Facility, to repay in full on June 23, 2014 the $214.1 million then outstanding under our senior secured revolving credit facility, which we entered into on November 14, 2013 in connection with the closing of the IPO, and to fund a portion of the purchase price for the Arctic Aurora and the related charter. This facility is secured by a first priority or preferred cross-collateralized mortgage on each of the Amur River, the Ob River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. Under this facility, our subsidiaries that directly own the vessels that serve as security under this facility serve as the borrowers and we and Dynagas Equity Holding Ltd. and Dynagas Operating LP, our wholly-owned subsidiaries, serve as guarantors. The facility bears interest at LIBOR plus a margin and is payable in consecutive equal quarterly payments of $5.0 million that commenced on June 30, 2014 and a balloon payment at maturity in March 2021.

During the term of this facility, Mr. Georgios Prokopiou, our Chairman, and his family is required to own or control, directly or indirectly, at least 30% of our share capital entitled to vote and 100% of the ownership interests in our General Partner.
$200 Million Term Loan Facility
On December 17, 2015, two of our wholly-owned vessel owning subsidiaries, Navajo Marine Limited, or Navajo Marine, and Solana Holding Ltd., or Solana Holding, entered, on a joint and several basis, into a facility agreement with a group of lenders and ABN Amro NV, as agent, for a senior secured term loan facility of up to $200 million, or our $200 Million Term Loan Facility. A substantial part of the proceeds from this facility were used to partially finance the Lena River acquisition, while the unused portion of the proceeds, is intended to be used for investing and other working capital purposes. The facility has a five year maturity profile and is split in two vessel tranches of $100.0 million, one for each vessel owned by Navajo Marine and Solana Holding, respectively. The $200 Million Term Loan Facility bears interest at LIBOR plus a margin. Each tranche is repayable in 20 consecutive quarterly installments of approximately $1.56 million each and a balloon payment of $68.8 million each at maturity in December 2020, such balloon payment and regular installments to be reduced pro-rata for a tranche of less than $100 million. The $200 Million Term Loan Facility is guaranteed by us and is secured by, among other things, a first priority cross-collateralized mortgage on each of the Yenisei River and the Lena River, a first priority specific assignment of the existing time charters of the vessels, a first priority assignment of all insurances and earnings of the vessels and an assignment of any subsequent time charter of a duration of more than twelve months.
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
Senior Unsecured Notes due 2019
On September 15, 2014, we issued $250.0 million aggregate principal amount of our 6.25% Senior Unsecured Notes due 2019, or our 2019 Notes.  The 2019 Notes bear interest at the rate of 6.25% per year, payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing on October 30, 2014.  The 2019 Notes are senior unsecured obligations that rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt.  The 2019 Notes effectively rank junior to our existing and future secured debt, to the extent of the value of the assets securing such debt as well as to existing and future debt and other liabilities of our subsidiaries. The 2019 Notes were issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The 2019 Notes are listed on the NYSE under the symbol "DLNG 19." The net proceeds of the 2019 Notes were used to finance the majority of the purchase price of the Yenisei River.
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

Debt Covenants
Our debt arrangements contain customary financial and other covenants that require us to maintain:
•	a maximum ratio of total consolidated liabilities of the Partnership to its total consolidated market value adjusted total assets;
•	a minimum interest coverage ratio;
•	certain levels of consolidated minimum liquidity;
•	a maximum ratio expressed as a percentage of total borrowings to total book assets;
•	a certain minimum net worth level;
•	a minimum asset coverage ratio, being the ratio of the aggregate of the vessels' market values and the net realizable value of any additional security over the outstanding amount of the facility; and
•	hull and machinery and war risks insurance equal to the greater of (i) 120% of the outstanding borrowings under this facility and (ii) the market value of the collateral vessels.
The $200 Million Term Loan Facility imposes certain additional cash related restrictions that require the borrowing entities to:
•	maintain certain minimum liquidity levels on a per vessel basis; and
•
to maintain and transfer funds to a cash collateral reserve account for each vessel to the extent that each vessel remains under its current time charterparty or until the expiry thereof and one of the borrowing entities does not enter, into a definite replacement or subsequent time charter contract with a minimum firm term until the credit facility maturity date at a minimum specified daily time charter rate per day. To the extent a borrowing entity enters into such a charterparty, the funds will be released from each vessel's reserve account.

Estimated Maintenance and Replacement Capital Expenditures
Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows
The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2016 and 2015:
	Year Ended December 31,
	2016	2015
Net cash provided by operating activities	$103,618	$96,944
Net cash used in investing activities	(37,472)	(205,045)
Net cash provided by/(used in) financing activities	(32,844)	120,445
Cash and cash equivalents at beginning of year	24,293	11,949
Cash and cash equivalents at end of year	$57,595	$24,293

Net Cash Provided by Operating Activities
    Net cash flows provided by operating activities increased by $6.7 million, or 6.9%, to $103.6 million for the year ended December 31, 2016, compared to $96.9 million for the year ended December 31, 2015. The increase is primarily attributable to the net operating cash flows that the Lena River contributed to the Partnership during the year ended December 31, 2016 and counterbalanced by working capital variations between the compared periods. Net cash flows provided by operating activities increased by $20.5 million, or 26.8%, to $96.9 million for the year ended December 31, 2015, compared to $76.4 million for the year ended December 31, 2014. The increase is primarily attributable to net operating cash flows that the Arctic Aurora, the Yenisei River and, to a lesser extent, the Lena River contributed to the Partnership during the year ended December 31, 2015, and to our increased charter revenue pre-collections as of December 31, 2015 which increased net cash from operating activities by $5.7 million.

Net Cash Used in Investing Activities
Net cash used in investing activities of $37.5 million as of December 31, 2016 relates to i) $35.0 million of residual unsettled amounts related to the Lena River acquisition and ii) $2.5 million associated with other capital expenditures related to our Fleet within the normal course of business.
Net cash used in investing activities of $205.0 million as of December 31, 2015, relates to the cash aspect of the Lena River acquisition transaction, materialized on December 17, 2015.
Net Cash Provided by/ (Used in) Financing Activities
Net cash used in financing activities of $32.8 million for the year ended December 31, 2016 consisted of the $66.7 million residual amounts drawn down under our $200 Million Term Loan Facility that were partially used to repay the short-term $35.0 million credit financing provided by our Sponsor in connection with the Lena River acquisition, counterbalanced by (i) distributions paid to all classes of unitholders amounting to $66.9 million, (ii) regular quarterly installments on our $340 Million Credit Facility and $200 Million Term Loan Facility of an aggregate amount of $32.5 million, and (iii) payment of deferred finance costs in connection with the closing of the $200 Million Term Loan Facility and the issuance of the Series A Preferred Units in an aggregate amount of  $0.1 million.
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

Distributions
Distributions on Common and Subordinated Units
On February 12, 2016, we paid a cash distribution for the fourth quarter of 2015 of $0.4225 per unit to all common and subordinated unitholders of record as of February 5, 2016.
On May 12, 2016, we paid a cash distribution for the first quarter of 2016 of $0.4225 per unit to all common and subordinated unitholders of record as of May 5, 2016.
On July 19, 2016, we paid a cash distribution for the second quarter of 2016 of $0.4225 per unit to all common and subordinated unitholders of record as of July 12, 2016.
On October 18, 2016, we paid a cash distribution for the third quarter of 2015 of $0.4225 per unit to all common and subordinated unitholders of record as of October 11, 2016.
On January 19, 2017, we paid a cash distribution for the fourth quarter of 2016 of $0.4225 per unit to all common and subordinated unitholders of record as of January 11, 2017.
On January 23, 2017, upon our payment to unitholders of the quarterly distribution in respect of the fourth quarter of 2016, the conditions set forth in the Partnership Agreement for the conversion of the subordinated units into common units were satisfied and the subordination period expired. At the expiration of the subordination period, the 14,985,000 subordinated units owned by the Sponsor converted into common units on a one-for-one basis. Upon the conversion of the subordinated units and as of the date of this Annual Report there are 35,490,000 common units outstanding and no subordinated units outstanding. Since all issued subordinated units were converted into common units, future distributions will be shared equally among the limited partner units owned by other common unitholders.
See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy."
 Distributions on Series A Preferred Units
On February 12, 2016, we paid a cash distribution for the period from November 12, 2015 to February 11, 2016, of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2016.
On May 12, 2016, we paid a cash distribution for the period from February 12, 2016 to May 11, 2016, of $0.5625 per unit to all Series A Preferred unitholders of record as of May 5, 2016.
On August 12, 2016, we paid a cash distribution for the period from May 12, 2015 to August 11, 2016, of $0.5625 per unit to all Series A Preferred unitholders of record as of August 5, 2016.
On November 12, 2016, we paid a cash distribution for the period from August 12, 2016 to November 11, 2016, of $0.5625 per unit to all Series A Preferred unitholders of record as of November 5, 2016.
On February 13, 2017, we paid a cash distribution for the period from November 12, 2016 to February 11, 2017, of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2017.
General Partner Distributions
During the year ended December 31, 2016, we paid our General Partner and holder of the incentive distribution rights in the Partnership, an amount of $127,000 in aggregate.
The declaration and payment of distributions, if any, is always be subject to the discretion of our Board of Directors.

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
None.
D.          TREND INFORMATION
Historically spot and short term charter hire rates for LNG carriers have been uncertain and volatile, as has the supply and demand for LNG carriers. An excess of LNG carriers first became evident in 2004 before reaching a peak in the second quarter of 2010, when spot and short term charter hire rates together with utilization reached historic lows.  Due to a lack of newbuilding orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010, such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short-medium term charter hire rates together with fleet utilization reached historic highs as a result. The turning point for LNG shipping demand from the second quarter of 2011 was the unprecedented rise in Japanese LNG demand following the Fukushima nuclear leak.

Charter rates for LNG vessels started declining after 2013 in view of increasing vessel fleet while there was only marginal addition to liquefaction capacity with a single Angola LNG plant that became operational in 2013. The trend continued in 2014 through2016 as additional tonnage negated the effect of new liquefaction plants coming online. The impact of excess vessel supply caused by the delivery of 38, 29 and 29 vessels in 2014, 2015 and 2016, respectively, was reflected in spot rates, which plummeted to levels close to the daily operating expenses in the first half of 2016.  Low crude oil prices intensified the challenges in the LNG shipping market as it delayed the completion of liquefaction projects. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan, a switch back to nuclear power.

Accordingly, short-term rates (one to three years) for LNG steam turbine vessels plunged from $131,000 per day in 2012 to $16,000 per day in 2016.  Long term rates (in excess of eight years) for steam turbine vessels in 2016 were $ 65,000 per day slightly lower than 2015. However, the 2016 average long-term charter rate for a Dual Fuel Diesel Electric (DFDE) vessel with a capacity of 155,000 cbm was US$ 70,000 per day.
E.          OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.

F.          CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2016:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of Dollars)
Long-Term Debt	$722,500	$32,500	$315,000	$375,000	$—
Interest on long term debt (1)	108,414	32,605	60,054	15,755	—
Management Fees & commissions payable to the Manager (2)	45,689	7,983	15,488	9,660	12,558
Executive Services fee (3)	1,066	567	499	—	—
Administrative Services fee (4)	40	40	—	—	—
Total	$877,709	$73,695	$391,041	$400,415	$12,558

(1)
Our long-term bank debt outstanding as of December 31, 2016 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the 3-month period LIBOR, the LIBOR specific to our loan agreements as of December 31, 2016 and our applicable margin rate.

(2)
Under the terms of the Management Agreements, we currently pay a management fee of $2,814 per day which is subject to an annual increase of 3% and further annual increases to reflect material unforeseen costs increases of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)
On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.000 to $1.0536, the EURO/USD exchange rate as of December 31, 2016 and does not include any incentive compensation which our Board of Directors may agree to pay.

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

G.          SAFE HARBOR
See the section entitled "Forward Looking Statements" at the beginning of this Annual Report.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our directors and senior management.
Name	Age	Position
Georgios Prokopiou	70	Chairman of the Board of Directors and Appointed Director
Tony Lauritzen	40	Chief Executive Officer and Appointed Director
Michael Gregos	45	Chief Financial Officer
Levon Dedegian	65	Class III Director
Alexios Rodopoulos	69	Class II Director
Evangelos Vlahoulis	70	Class I Director

Certain biographical information about each of our directors and executive officers is set forth below.
Georgios Prokopiou. Mr. Georgios Prokopiou has served as Chairman of our Board of Directors since our inception. Since entering the shipping business in 1974, Mr. Prokopiou has managed a shipping fleet consisting in excess of 250 vessels and is among other, the founder of Dynacom Tankers Management, Sea Traders and Dynagas Ltd., our Manager. Dynacom was founded in 1991 to manage tankers and Sea Traders SA was founded in 1974 to manage bulk carriers. Since 2002, companies controlled by Mr. Prokopiou have built more than 100 vessels at shipyards in South Korea, Japan and China. Mr. Prokopiou holds a civil engineering degree from the National Technical University of Athens. Mr. Prokopiou has also served as Chairman of the North of England P&I Association. He is Chairman of the Greek committee of Bureau Veritas, as well as member of the Greek committees of DNV-GL, Lloyd's Register and ABS. In 2005 Dynacom was awarded Tanker Company of the Year award by Lloyd's List. In 2015 Dynagas Ltd. was the winner of Statoil's Working Safely with Suppliers Award.
Tony Lauritzen. Mr. Tony Lauritzen has served as our Chief Executive Officer and on our Board of Directors since our inception in 2013.  Mr. Lauritzen has been the general manager of our Sponsor's LNG activities since 2006.  Prior to joining Dynagas, Mr. Lauritzen worked for the shipowner and ship manager Bernhard Schulte Shipmanagement Ltd where he was a project manager with a focus on the gas shipping segment.  Prior to that, he worked for Westshore Shipbrokers AS in the offshore shipbroking segment.  Mr. Lauritzen holds a Master of Science in Shipping Trade and Finance from Cass Business School, London (2003) and a Master of Arts in Business and Finance from Heriot Watt University, Edinburgh (2002).
Michael Gregos. Mr. Michael Gregos has served as our Chief Financial Officer since our inception. Mr. Gregos has served as commercial manager of the activities of Dynacom Tankers Management since 2009. From 2007 to 2009, Mr. Gregos served as Chief Operating Officer of Ocean Freight Inc. a shipping transportation company listed on NASDAQ. Prior to that, Mr. Gregos was commercial manager of the activities of Dynacom Tankers Management. Mr. Gregos has also worked for Oceania Maritime Agency, a shipping transportation company in Connecticut, USA and ATE Finance the corporate finance arm of Agricultural Bank of Greece responsible for the implementation of initial public offerings in the Greek equities market. He is a graduate of Queen Mary University in London and holds an M.Sc. in Shipping, Trade and Finance from City University.

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
Reimbursement of Expenses of Our General Partner
Our General Partner does not receive compensation from us for any services it provides on our behalf, however, it is entitled to reimbursement for expenses incurred on our behalf.
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
C.          BOARD PRACTICES
General
Pursuant to the terms of our Partnership Agreement, our General Partner has delegated to our Board of Directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the Partnership. Our General Partner is wholly-owned by our Sponsor. Our executive officers, whose services are provided to us pursuant to the Executive Services Agreement with our Manager, manage our day-to-day activities consistent with the policies and procedures adopted by our Board of Directors.

Our board consists of five members, two of whom are appointed by our General Partner in its sole discretion and three of whom are elected by our common unitholders. Our Board of Directors has determined that all of the directors, other than Mr. Georgios Prokopiou and Mr. Tony Lauritzen, satisfy the independence standards established by the NYSE, as applicable to us. The directors appointed by our General Partner serve until a successor is duly appointed by the General Partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. At the Partnership's 2014 annual general meeting of limited partners, the Class I Elected Director was elected to serve for a one year term expiring on the date of the succeeding annual meeting, the Class II Elected director was elected to serve for a two-year term expiring on the second succeeding annual meeting and (c) the Class III Elected Director was elected to serve for a three-year term expiring on the third succeeding annual meeting.  At each annual meeting of limited partners, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the Board of Directors or by any limited partner or group of limited partners that holds at least 15% of the outstanding common units.
Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates, including our Sponsor, and persons who acquired common units with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.
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
As of December 31, 2016, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements.  Please see "Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Vessel Management." The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see "Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Administrative Services Agreement & Executive Services Agreement."
E.	UNIT OWNERSHIP
"Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders."
ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR UNITHOLDERS
The following table sets forth the beneficial ownership of our common units as of March 16, 2017 by each person that we know to beneficially own more than 5% of our outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:
Name of Beneficial Owner	Number	Percent(1)
Dynagas Holding Ltd.(2)	15,595,000	43.9%
Kayne Anderson Capital Advisors LP(3)	3,772,653	10.6%
All executives, officers and directors as a group(4)	*	*
___________________
(1)	Based on 35,490,000 common units outstanding as of the date of this Annual Report.
(2)
Dynagas Holding Ltd. is beneficially owned by the Prokopiou Family, including Georgios Prokopiou and his daughters Elisavet Prokopiou, Johanna Procopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 23, Rue Basse, 98000 Monaco.

(3)	Based on information contained in the Schedule 13G/A that was filed with the SEC on January 10, 2017 by Kayne Anderson Capital Advisors LP and the other reporting persons named therein.
(4)
Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common units apart from Mr. Georgios Prokopiou, whose ownership interests are separately presented in the above table.

As of March 7, 2017, we had two unitholders of record located in the United States, which held an aggregate of 19,895,000 common units, representing 56.1% of our outstanding common units. We believe that the units held by CEDE & CO., a nominee of the Depository Trust Company and one of the two aforementioned United States unitholders, include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners.
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
Upon a change of control (as such term is set forth in the Omnibus Agreement) of us or our General Partner, the noncompetition provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of our Sponsor (as such term is set forth in the Omnibus Agreement), the noncompetition provisions of the Omnibus Agreement applicable to our Sponsor will terminate immediately. In addition, on the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our General Partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to our Sponsor shall terminate immediately.
Rights to Purchase Optional Vessels
The Omnibus Agreement provides us with the right, subject to certain conditions, to purchase the Initial Optional Vessels and our Sponsor's ownership interest in the entities that respectively own the Additional Optional Vessels, from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. These purchase rights expire 24 months following the respective delivery of each Optional Vessel from the shipyard (or in the case of the Clean Ocean and the Clean Planet, until March 31, 2017, and in the case of our Sponsor's ownership interest in the entities that own the Additional Optional Vessels, within 24 months following the expiration, without acceptance, of our 30-day option to purchase such interests pursuant to the Omnibus Agreement, so long as such Additional Optional Vessels are employed under a long-term charter of four or more years upon their respective delivery dates). We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee, to extend the purchase option exercise period. We are currently in discussions with our Sponsor to extend the exercise period of the Clean Ocean and the Clean Planet purchase options.
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
Upon a change of control of our Sponsor, the right of first offer provisions applicable to our Sponsor under the Omnibus Agreement will terminate at the time of the change of control. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our General Partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by our Sponsor shall terminate immediately.
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
Vessel Acquisitions
On December 21, 2015, pursuant to a share purchase agreement, we acquired 100% of the ownership interests in the entity that owns and operates the Lena River, which is currently operating under a time charter with Gazprom with an initial term of five years, for an aggregate purchase price of $240.0 million.  We purchased only the Lena River and the related time charter.  All of the other assets and liabilities relating to the Sponsor entity that owns the Lena River remained with our Sponsor and did not form part of the purchase price.  We funded the acquisition of the Lena River using the net proceeds we received from our offering of Series A Preferred Units, borrowings under our $200 Million Term Loan Facility, and cash on hand. At the closing date of the transaction, the Sponsor provided us a $35.0 million interest free credit financing in respect of unsettled amounts in connection with the acquisition that were repaid early in 2016.
Vessel Management
Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to identical agreements with our wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by Mr. Georgios Prokopiou, our Chairman of the Board, and has been providing these services for the vessels in our Fleet for over eleven years. In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, which also includes the supervision of the construction of these vessels. Through our Manager, we have had a long lasting presence in the LNG shipping industry, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.
We currently pay our Manager a technical management fee of $2, 814 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.
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

We incurred an aggregate expense of approximately $8.2 million to our Manager in connection with the management of our Fleet under the Management Agreements for the year ended December 31, 2016. We incurred an aggregate expense of approximately $6.7 million to our Manager in connection with the management of our Fleet under the Management Agreements for the year ended December 31, 2015.
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
During the year ended December 31, 2016, we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.

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
$30 Million Revolving Credit Facility
In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital. This revolving credit facility is interest free and has a term of five years.  The loan may be drawn and prepaid in whole or in part at any time during its term.  As of December 31, 2016, no amounts were outstanding under the facility.
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

•
Although our Partnership Agreement requires us to distribute all of our available cash, our Partnership Agreement, including provisions contained therein requiring us to make cash distributions may be amended, following the expiration of the subordination period, with the approval of a majority of the outstanding common units. Upon the expiration of the subordination period and the conversion of the subordinated units, our Sponsor owns 15,595,000 of our common units, representing approximately 43.9% of the outstanding common units.

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
Minimum Quarterly Distribution
Common unitholders are entitled under our Partnership Agreement to receive a minimum quarterly distribution of $0.365 per unit, or $1.46 per unit per year, prior to any distribution on the subordinated units (during the now expired subordination period) after distributions are made on the Series A Preferred Units but, to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses.
There is no guarantee that we will pay the minimum quarterly distribution to  common unitholders, the general partner or to holders of the incentive distribution rights in any quarter.  Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement.  We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements.  Please read "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources" for a discussion of the restrictions contained in our debt agreements and lease arrangements that may restrict our ability to make distributions.
For information on our distributions for the year ended December 31, 2016, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."
Subordination Period
General
Prior to the expiration of the subordination period, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.365 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.  Distribution arrearages did not accrue on the subordinated units.  The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash from operating surplus to be distributed on the common units.
On January 23, 2017, upon our payment to unitholders of the quarterly distribution in respect of the fourth quarter of 2016, the conditions set forth in the Partnership Agreement for the conversion of the subordinated units were satisfied and the subordination period expired. At the expiration of the subordination period, the 14,985,000 subordinated units owned by the Sponsor converted into common units on a one-for-one basis.
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
	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$ 0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

B.	SIGNIFICANT CHANGES
Not applicable.
ITEM 9.	THE OFFER AND LISTING.
A.	OFFER AND LISTING DETAILS
Our common units started trading on NASDAQ under the symbol "DLNG" on November 13, 2013.  On December 30, 2014, we voluntarily transferred the listing of our common units to the NYSE.  Our common units continue to trade under the ticker symbol "DLNG."  The following table sets forth the high and low prices for the common units since the date of listing for the periods indicated.
For the Year Ended	High (US$)	Low (US$)
December 31, 2013*	23.79	16.75
December 31, 2014	25.50	13.66
December 31, 2015	20.95	7.80
December 31, 2016	16.25	6.70

* For the period beginning November 13, 2013

For the Quarter Ended:	High (US$)	Low (US$)
March 31, 2015	20.95	14.50
June 30, 2015	20.83	14.59
September 30, 2015	16.99	11.03
December 31, 2015	15.00	7.80
March 31, 2016	11.59	6.70
June 30, 2016	15.72	10.81
September 30, 2016	16.20	13.22
December 31, 2016	16.25	12.76

Most Recent Six Months:	High (US$)	Low (US$)
September 2016	16.20	14.51
October 2016	16.25	13.91
November 2016	15.65	12.76
December 2016	16.20	14.75
January 2017	17.60	15.92
February 2017	17.11	16.08
March 2017(through and including March 16, 2017)	17.36	16.80

Our Series A Preferred Units has been trading on the NYSE under the symbol "DLNG PR A" since July 14, 2015. The following table shows the high and low prices for our Series A Preferred Units:
For the Year Ended	High (US$)	Low (US$)
December 31, 2015*	25.60	14.25
December 31, 2016	25.91	14.25
* For the period beginning July 14, 2015

For the Quarter Ended:	High (US$)	Low (US$)
September 30, 2015*	25.60	16.95
December 31, 2015	19.99	15.01
March 31, 2016	21.35	14.25
June 30, 2016	23.48	20.46
September 30, 2016	25.41	22.66
December 31, 2016	25.91	24.51
* For the period beginning July 14, 2015

Most Recent Six Months:	High (US$)	Low (US$)
September 2016	25.40	24.78
October 2016	25.91	25.02
November 2016	25.82	24.51
December 2016	25.65	24.90
January 2017	25.99	25.11
February 2017	25.97	25.41
March 2017(through and including March 16, 2017)	25.85	25.73

In addition, our 2019 Notes started trading on the NYSE on December 30, 2014 under the ticker symbol "DLNG 19."

ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL
Not applicable.
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
The information required to be disclosed under Item 10.B. is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on November 8, 2013 and our Registration Statement on Form 8-A filed with the SEC on July 23, 2015, however, as of December 31, 2016, our total issued and outstanding common units had increased to 20,505,000. As of the date of this Annual Report, we have a total of 35,490,000 common units issued and outstanding and no subordinated units issued or outstanding.
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
Election to be Treated as a Corporation
We have elected to be treated as a corporation for United States federal income tax purposes. As a result, we will be subject to United States federal income tax to the extent we earn income from United States sources or income that is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under an applicable tax treaty or Section 883 of the Code. In addition, among other things, United States Holders (as defined below) will not directly be subject to United States federal income tax on our income, but rather will be subject to United States federal income tax on distributions received from us and on dispositions of units as described below.

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2016, our common units were "primarily traded" on the NYSE.
Under the regulations, our units will be considered to be "regularly traded" on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, which represent more than 50% of our outstanding units, were listed on the NYSE during 2016, we currently satisfy the listing requirement.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied the trading frequency and trading volume tests for the taxable year ended December 31, 2016. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
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
For more than half the days of our taxable year ended December 31, 2016, less than 50% of our common units were owned by 5% Unitholders.  Therefore, we believe that we were not subject to the 5 Percent Override Rule for 2015.  However, there is no assurance that we will continue to qualify for exemption under Section 883.  For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50 percent or more of our common units for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance that we will be able to satisfy them.
Based on the foregoing, we believe that we satisfied the publicly traded test for our taxable year ended December 31, 2016.
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

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% branch profits tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.
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
Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as "qualified dividend income" which are taxable to such U.S. Individual Holder at preferential long-term capital gains tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the NYSE on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
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
Based on our current and projected methods of operation, and an opinion of our United States counsel, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. We have received an opinion of our United States counsel, Seward &Kissel LLP, in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for our current taxable year and each future year will arise from such time-chartering activities on other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year, assuming that our future income and assets would not cause us to run afoul of the income or assets tests for PFIC determination purposes. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority concluding that income derived from time charters should be treated as rental income rather than services income for other tax purposes. Therefore, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, our United States counsel has advised us that the conclusions reached are not free from doubt, and the IRS or a court could disagree with our position and the opinion of our United States counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
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
Interest Rate Risk
The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future earnings. In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We expect our sensitivity to interest rate changes to increase in the future since all of our interest rate swaps matured during 2012. We have not entered into any derivative instruments such as interest rate swaps since that time. As of December 31, 2016, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $472.5 million.
Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income during the year ended December 31, 2016 by approximately $5.0 million based upon our floating interest bearing debt level during 2015. A corresponding increase in LIBOR during the year ended December 31, 2015, would have decreased our net income by approximately $3.3 million. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Optional Vessels or other vessels from affiliated or unaffiliated third-parties.

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
Foreign Currency Exchange Risk
We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating, voyage and the majority of our dry-docking related expenses, primarily ship repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2016, we incurred approximately 18.9% of our operating expenses (including class survey costs) and 23.7% of our unaffiliated general and administrative expenses in currencies other than the U.S. dollar compared to 19.0% of our operating expenses and 31.8% of our general and administrative expenses for the year ended December 31, 2015. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2016 and 2015, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.
We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.
Concentration of Credit Risk
The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and independent and government-owned gas producers. For the years ended December 31, 2016 and 2015, three charterers individually accounted for all of our revenues:
Charterer	2016	2015
Gazprom	66%	52%
Shell(1)	18%	29%
Statoil	16%	19%
Total	100%	100%

(1)BG Group, the charterer of the Clean Energy, was acquired by Shell in February 2016.

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
A.          Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of the Partnership's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, as of the end of the period covered by this Annual Report on Form 20-F, which we refer to as the evaluation date. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.
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
Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2016. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership's internal controls over financial reporting are effective as of December 31, 2016.
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
We have adopted the Dynagas LNG Partners LP Corporate Code of Business Ethics and Conduct that applies to all of our employees and our officers and directors. This document is available under the "Corporate Governance" tab in the "Company" section of our website (www.dynagaspartners.com). We intend to disclose, under this tab of our website, any waivers to or amendments of the Dynagas LNG Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.
Unitholders may also request a copy of our Corporate Code of Business Ethics and Conduct at no cost by writing or telephoning us at: Dynagas LNG Partners LP, 923, Rue Basse, 98000 Monaco, Tel: 377 99 99 6445.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for the years ended December 31, 2016 and 2015 was Ernst & Young.

Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.'s Services

In 2016 and 2015, the fees rendered by the auditors were as follows:
	2016	2015
Audit Fees	€131,000	€175,000
Audit-Related Fees	-	-
Tax Fees	7,000	6,000
All Other Fees	-	-
	€138,000	€181,000

Audit Fees
Audit fees for 2016 and 2015 include fees related to (i) audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.
Audit-Related Fees
  None.

Tax Fees
    Tax fees billed during the year ended December 31, 2016 amounted to approximately $7,700, which were related Ernst & Young's review of our earnings and profit computations enabling us to report to our investors whether or not our corporate distributions are taxable, as determined under United States federal income tax principles.

    The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2016 and 2015.
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
The following financial statements, together with the related reports of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-33.

ITEM 19.	EXHIBITS
The following exhibits are filed as part of this Annual Report:
Exhibit Number	Description
1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2	Third Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(3)
1.3	Certificate of Formation of Dynagas GP LLC(1)
1.4	Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5	Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6	Limited Partnership Agreement of Dynagas Operating LP(1)
1.7	Certificate of Formation of Dynagas Operating GP LLC(1)
1.8	Limited Liability Company Agreement of Dynagas GP LLC(1)
4.1	Form of Vessel Management Agreement(5)
4.2	First Amended and Restated Omnibus Agreement, dated April 12, 2016(5)
4.3	$30 Million Revolving Credit Facility with Dynagas Holding Ltd.(2)
4.4	Executive Services Agreement(2)
4.5	Administrative Services Agreement(4)
4.6	Share Purchase Agreement dated December 17, 2015(5)
4.7	$340 Million Senior Secured Credit Facility(4)
4.8
Base Indenture, dated as of September 15, 2014, by and among the Partnership and Dynagas Finance Inc., as Issuers, and Deutsche Bank Trust Company Americas, as Trustee, relating to 6.25% Senior Notes Due 2019. (4)

4.9
First Supplemental Indenture, dated as of September 15, 2014, by an among by and among the Partnership and Dynagas Finance Inc., as Issuers, and Deutsche Bank Trust Company Americas, as Trustee, relating to 6.25% Senior Notes Due 2019. (4)

4.10	$200 Million Term Loan Facility(5)
8.1	Subsidiaries of Dynagas LNG Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer.
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
101.INS	XBRL Instance Document **
101.SCH	XBRL Taxonomy Extension Schema **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase **
101.DEF	XBRL Taxonomy Extension Definition Linkbase **
101.LAB	XBRL Taxonomy Extension Label Linkbase **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase **

(1)
Incorporated by reference to the Partnership's Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission on November 12, 2013 (Registration No. 333-191653)

(2)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 25, 2014
(3)	Incorporated by reference to the Partnership's Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on July 23, 2015.
(4)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 10, 2015.
(5)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 18, 2016.
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
DYNAGAS LNG PARTNERS LP

		By:	/s/ Michael Gregos
			Name:	Michael Gregos
			Title:	Chief Financial Officer (Principal Financial Officer)

Date:	March 20, 2017

DYNAGAS LNG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Dynagas LNG Partners LP
We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the "Partnership") as of December 31, 2016 and 2015, and the related consolidated statements of income, Partners' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynagas LNG Partners LP at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
 March 20, 2017

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets
As of December 31, 2016 and 2015
(Expressed in thousands of U.S. Dollars—except for unit data)

	Note		2016	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents			$57,595	$24,293
Trade receivables	2(g	)	100	103
Prepayments and other assets			788	610
Inventories			834	348
Due from related party	3		878	460
Total current assets			60,195	25,814

FIXED ASSETS, NET:
Vessels, net	4		1,007,617	1,036,157
Total fixed assets, net			1,007,617	1,036,157
OTHER NON CURRENT ASSETS:
Restricted cash	5		25,000	25,000
Due from related party	3		1,350	1,350
Above-market acquired time charter contract	7		12,514	19,782
Total assets			$1,106,676	$1,108,103

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of $812 related to current portion of deferred financing fees	5		$31,688	$27,467
Trade payables			3,058	4,935
Due to related party, current	3		302	230
Accrued liabilities			3,750	3,595
Unearned revenue			14,258	15,126
Total current liabilities			53,056	51,353
NON-CURRENT LIABILITIES:
Deferred revenue			1,036	1,094
Due to related party, non-current	3		—	35,000
Long-term debt, net of current portion and $5,252 related to non-current portion of deferred financing fees	5		684,748	652,818
Total non-current liabilities			685,784	688,912

Commitments and contingencies	8		—	—
PARTNERS' EQUITY:
Common unitholders (unlimited authorized; 20,505,000 units issued and outstanding as at December 31, 2016 and 2015)	9		302,952	302,954
Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2016 and 2015)	9		73,216	73,216
Subordinated unitholders (14,985,000 units issued and outstanding as at December 31, 2016 and 2015)	9		(8,429)	(8,427)
General Partner (35,526 units issued and outstanding as at December 31, 2016 and 2015)	9		97	95
Total partners' equity			367,836	367,838

Total liabilities and partners' equity			$1,106,676	$1,108,103

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Income
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Note		2016	2015	2014
REVENUES:
Voyage revenues	7		$169,851	$145,202	$107,088
EXPENSES:
Voyage expenses			(749)	(983)	(910)
Voyage expenses-related party	3(a	)	(2,212)	(1,821)	(1,363)
Vessel operating expenses			(26,451)	(23,244)	(16,813)
Dry-docking and special survey costs			(81)	—	—
General and administrative expenses			(1,170)	(1,086)	(1,014)
General and administrative expenses- related party	3		(715)	(719)	(937)
Management fees-related party	3(a	)	(5,999)	(4,870)	(3,566)
Depreciation	4		(30,395)	(24,387)	(17,822)

Operating income			$102,079	$88,092	$64,663

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 11		(34,991)	(27,974)	(14,524)
Interest income			—	35	221
Other, net			(234)	(103)	201

Total other expenses			(35,225)	(28,042)	(14,102)

Partnership's Net Income			$66,854	$60,050	$50,561
Common unitholders' interest in Net Income			$34,652	$32,878	$28,323
Preferred unitholders' interest in Net Income			$6,750	$3,019	$—
Subordinated unitholders' interest in Net Income			$25,323	$24,028	$22,170
General Partner's interest in Net Income			$129	$125	$68
Earnings per unit, basic and diluted:	10
Common unit (basic and diluted)			$1.69	$1.60	$1.58
Weighted average number of units outstanding, basic and diluted:	10
Common units			20,505,000	20,505,000	17,964,288

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Partners' Equity
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars—except for unit data)

					Partners' Capital
	Series A Preferred	Common	Subordinated	General Partner	Series A Preferred	Common	Subordinated	General Partner	Total
BALANCE, December 31, 2013	—	14,985,000	14,985,000	30,000	$—	$182,969	$74,580	$150	$257,699
—Net income	—	—	—	—	—	28,323	22,170	68	50,561
—Issuance of common units, net of issuance costs (Note 9)	—	5,520,000	—	5,526	—	120,444	—	126	120,570
—Distributions declared and paid	—	—	—	—	—	(23,568)	(19,398)	(44)	(43,010)
—Preferential deemed dividend (Note 9)	—	—	—	—	—	(3,439)	(84,483)	(200)	(88,122)
BALANCE, December 31, 2014	—	20,505,000	14,985,000	35,526	$—	$304,729	$(7,131)	$100	$297,698
—Net income	—	—	—	—	3,019	32,878	24,028	125	60,050
—Issuance of preferred units, net of issuance costs (Note 9)	3,000,000	—	—	—	72,297	—	—	—	72,297
—Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	(2,100)	(34,653)	(25,324)	(130)	(62,207)
BALANCE, December 31, 2015	3,000,000	20,505,000	14,985,000	35,526	$73,216	$302,954	$(8,427)	$95	$367,838
—Net income	—	—	—	—	6,750	34,652	25,323	129	66,854
—Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	(6,750)	(34,654)	(25,325)	(127)	(66,856)
BALANCE, December 31, 2016	3,000,000	20,505,000	14,985,000	35,526	$73,216	$302,952	$(8,429)	$97	$367,836

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. Dollars)

	Note		2016	2015	2014
Cash flows from Operating Activities:
Net income:			$66,854	$60,050	$50,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4		30,395	24,387	17,822
Amortization of deferred financing fees	11		1,984	1,545	785
Deferred revenue amortization			(58)	608	2,065
Amortization of fair value of acquired time charter	7		7,268	218	—
Changes in operating assets and liabilities:
Trade receivables			3	(103)	190
Prepayments and other assets			(178)	94	(250)
Inventories			(486)	9	(357)
Due from/to related party			(346)	292	278
Trade payables			(1,105)	1,808	310
Accrued liabilities			155	(68)	2,636
Unearned revenue			(868)	8,104	2,403
Net cash provided by Operating Activities			$103,618	$96,944	$76,443

Cash flows from Investing Activities:
Vessel Acquisitions and other additions to vessels' cost	3(c	),4	(37,472)	(205,045)	(404,530)
Net cash used in Investing Activities			$(37,472)	$(205,045)	$(404,530)

Cash flows from Financing Activities:
Increase in restricted cash			—	(1,000)	(2,000)
Payment of common and preferred units issuance costs and other filing costs			(119)	(65)	(1,938)
Proceeds from issuance of preferred units, net of paid issuance costs	9		—	72,446	—
Proceeds from issuance of common units, net of paid issuance costs			—	—	120,514
Proceeds from issuance of general partner units			—	—	126
Preferential deemed dividend	3(c	)	—	—	(88,122)
Distributions declared and paid			(66,856)	(62,207)	(43,010)
Proceeds from long-term debt	5		66,667	133,333	590,000
Repayment of long-term debt			(32,500)	(20,000)	(229,085)
Loan from/ (Repayment of loan to) related party			—	—	(5,500)
Payment of deferred finance fees			(36)	(2,062)	(6,626)
Net cash provided by/(used in) Financing Activities			$(32,844)	$120,445	$334,359

Net increase in cash and cash equivalents			33,302	12,344	6,272
Cash and cash equivalents at beginning of the year			24,293	11,949	5,677
Cash and cash equivalents at end of the year			$57,595	$24,293	$11,949
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest			$32,781	$25,798	$10,724
Non-cash Investing Activities:
Vessel acquisitions	3(c	)	$—	35,000	—

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1.  Partnership Formation and General Information:

Dynagas LNG Partners LP ("Dynagas Partners" or "the Partnership") was incorporated as a limited Partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18 2013, the Partnership successfully completed its initial public offering (the "IPO"). In the IPO, the Partnership sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO,  i) Dynagas Holding Ltd., or the Partnership's Sponsor, a company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and certain of his close family members, offered 4,250, 000 common units to the public at $18.00 per common unit and, ii) the Partnership entered into certain agreements: a) an Omnibus agreement with its Sponsor that provides the Partnership the right to purchase LNG carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(c)) and, b) a $30 million revolving credit facility with the Sponsor to be used for general Partnership purposes.

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification liquefied natural gas ("LNG") vessels and is the sole owner of all outstanding shares or units of the following subsidiaries as of December 31, 2016:

Vessel Owning Subsidiaries:

Company Name	Country of incorporation	Vessel Name	Delivery Date to Partnership	Year Built	Cbm Capacity
Pegasus Shipholding S.A. ("Pegasus")	Marshall Islands	Clean Energy	March 2007	2007	149,700
Lance Shipping S.A. ("Lance")	Marshall Islands	Ob River	July 2007	2007	149,700
Seacrown Maritime Ltd. ("Seacrown")	Marshall Islands	Amur River	January 2008	2008	149,700
Fareastern Shipping Limited ("Fareastern")	Malta	Arctic Aurora	June 2014	2013	155,000
Navajo Marine Limited ("Navajo")	Marshall Islands	Yenisei River	September 2014	2013	155,000
Solana Holding Ltd. ("Solana")	Marshall Islands	Lena River	December 2015	2013	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation	Purpose of incorporation
Quinta Group Corp. ("Quinta")	Nevis	Holding company that owns all of the outstanding capital stock of Pegasus.
Pelta Holdings S.A. ("Pelta")	Nevis	Holding company that owns all of the outstanding capital stock of Lance.
Dynagas Equity Holdings Ltd. ("Dynagas Equity")	Liberia	Holding company that owns all of the outstanding capital stock of Quinta, Pelta, Seacrown, Fareastern, Navajo, Solana and Arctic LNG.
Dynagas Operating GP LLC ("Dynagas Operating GP")	Marshall Islands	Limited Liability Company, in which the Partnership holds 100% membership interests and that has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
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

The technical, administrative and commercial management of the Partnership's vessels is performed by Dynagas Ltd. (the "Manager"), a related company, wholly owned by the Partnership's Chairman (Note 3(a)). As of December 31, 2016, the Partnership's Sponsor owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units, which, generally, have no voting rights), including the 0.1% General Partner interest retained by it, as the General Partner is owned and controlled by the Sponsor.

2.  Significant Accounting Policies and Recent Accounting Pronouncements:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Dynagas Partners, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 810 "Consolidation" a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities ("VIE") are entities as defined under ASC 810 that in general either has equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2016 and 2015, no such interests existed.

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
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(c)
Other Comprehensive Income: The Partnership follows the provisions of ASC 220, "Comprehensive Income" which requires separate presentation of certain transactions, which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and, accordingly, for the years ended December 31, 2016, 2015 and 2014, comprehensive income equaled net income.

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

(f)
Restricted cash: Restricted cash may comprise of i) minimum liquidity collateral requirements or minimum required cash deposits that are required to be maintained under the Partnership's financing arrangements, ii) cash deposits in so-called "retention accounts" which may only be used as per the Partnership's borrowing arrangements for the purpose of serving the loan installments coming due or, iii) other cash deposits required to be retained until other specified conditions prescribed in the Partnership's debt agreements are met. In the event that the obligation to maintain such deposits is expected to be elapsed within the next operating cycle, these deposits are classified as current assets. Otherwise they are classified as non-current assets.

(g)
Trade Receivables: The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. Provision for doubtful accounts as of December 31, 2016 and 2015, was nil.

(h)
Inventories: Inventories consist of lubricants which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers during periods when vessels are unemployed or under voyage charters and spares in warehouses, that are also stated at the lower of cost or market and cost is still determined by the first in, first out method.

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
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.  Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(j)
Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, capitalized interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership's vessels is depreciated beginning when the vessel is ready for her intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value. Effective October 1, 2014, the Partnership's scrap rate estimate is $0.685 per lightweight ton per LNG carrier. Management estimates the useful life of the Partnership's vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(k)
Impairment of Long-Lived Assets: The Partnership follows ASC 360-10-40 "Impairment or Disposals of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. When indications are present, the Partnership determines undiscounted projected net operating cash flows, for each vessel and compares it to the vessel's carrying value. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" based on management's estimates and assumptions and by making use of available market data and taking into consideration third party valuations and other market observable data that allow value to be determined. In developing estimates of future cash flows, the Partnership must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated charter rate for the unfixed days. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate prevailing at the time of test. An estimate is also applied to effective fleet utilization, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys) and vessels loss of hire from repositioning or other conditions. Estimates for the remaining estimated useful lives of the current fleet and scrap values are identical with those employed as part of the Partnership's depreciation policy. As of December 31, 2016, 2015 and 2014, the Partnership incurred no impairment loss.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.  Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(l)
Intangible assets/liabilities related to time charter acquired: Where the Partnership identifies any assets or liabilities associated with the acquisition of a vessel, the Partnership records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Partnership values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel acquisition is determined by comparing the existing charter rate in the acquired time charter agreement with the market rates for equivalent time charter agreements prevailing at the time the vessel is acquired.  When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets and liabilities, respectively, are amortized as an adjustment to revenues, over the remaining term of the assumed time charter and are classified as non-current asset/ liability in the accompanying consolidated balance sheets. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

(m)
Accounting for Special Survey and Dry-Docking Costs: The Partnership follows the direct expense method of accounting for dry-docking and special survey costs where such are expensed in the period incurred. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and, subsequently, every two and a half years to the end of their useful life. Costs relating to routine repairs and maintenance are also expensed as incurred.

(n)
 Financing Costs: Costs associated with long-term debt, including fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining debt financing or refinancing existing one, are recorded contra to long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishments and loan commitment fees are expensed as interest and finance costs in the period incurred in the accompanying statements of income. Any unamortized balance of costs relating to refinanced long-term debt are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt – Modifications and Extinguishments. Following the early adoption of ASU. 2015-03 "Interest – Imputation of Interest", the Partnership, effective December 31, 2015, presents unamortized deferred financing costs as a reduction of long term debt in the accompanying consolidated balance sheets.

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
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.  Significant Accounting Policies and Recent Accounting Pronouncements (continued):

During the years ended December 31, 2016 and 2015, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:

Charterer	2016	2015
A	66%	52%
B	18%	29%
C	16%	19%
Total	100%	100%

(p)
Accounting for Revenues and Related Expenses: The Partnership generates its revenues from charterers for the chartering of its vessels. All vessels are chartered under time charters, where a contract is entered into for the use of a vessel for a specific period of time and at a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Furthermore, revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed with the residual or excess from actually collected hire based on the time charter agreement for each period being classified as deferred revenue in the accompanying consolidated balance sheets. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date. Commissions are always paid for by the Partnership while the remaining voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Partnership during periods of off-hire. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership's revenues are earned.

(q)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(r)
Earnings Per Unit: The Partnership's capital structure consists of preferred units, common units, subordinated units, a general partner interest and incentive distribution rights. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership's general partner but, subject to certain restrictions, may be transferred or sold apart from the general partner's interest. The Partnership calculates basic earnings per each class of units by allocating period distributed and undistributed earnings to the General Partner, limited partners and incentive distribution rights holder using the two-class method and by utilizing the contractual terms of the partnership agreement. Basic earnings per common unit are computed by allocating distributed and undistributed net income/ (losses) available to common unitholders, after extracting the interest on the Partnership's net income of the preferred, subordinated and general partner unitholders, by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in Dynagas Partners' partnership agreement. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2016.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
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

(t)
Fair Value Measurements: The Partnership follows ASC 820, "Fair Value Measurements and Disclosures", which defines, and provides guidance as to the measurement of fair value. This guidance creates a fair value hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable data that are not corroborated by market data (Level 3), for example, the reporting entity's own data. Observable market based inputs or unobservable inputs that are corroborated by market data are classified under Level 2 of the fair value hierarchy. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

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

(v)
Accounting for Financial Instruments: The principal financial assets of the Partnership consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade receivables, net. The principal financial liabilities of the Partnership consist of trade and other payables, accrued liabilities, long-term debt and amounts due to related parties. The Partnership may also consider from time to time entering into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Derivative financial instruments are generally used to manage risk related to fluctuations of interest rates. ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 6). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met. At the inception of a hedge relationship, the Partnership formally designates and documents the hedge relationship to which the Partnership wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
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

On January 1, 2016, the Company adopted Accounting Standards Update (ASU) 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The guidance eliminates the deferral of FAS 167, which has allowed entities with interests in certain investment funds to follow the previous consolidation guidance in FIN 46(R), and makes other changes to both the variable interest model and the voting model. While the guidance is aimed at asset managers, affects all reporting entities that have variable interests in other legal entities (e.g., limited partnerships, similar entities and certain corporations). In some cases, consolidation conclusions will change. In other cases, reporting entities will need to provide additional disclosures about entities that currently aren't considered variable interest entities ("VIEs") but will be considered VIEs under the new guidance provided they have a variable interest in those VIEs. The adoption of this guidance had no impact on the Company's results of operations, cash flows and net assets for any period.

On January 1, 2016, the Company adopted ASU 2015-06 Effects of Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions. The amendments in this Update specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business for periods before the date of a dropdown of net assets accounted for as a common control transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required. The adoption of this update had no impact on the Company's results of operations, cash flows and net assets for any period.

On December 31, 2016, the Company adopted ASU 2014-15 Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date when financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. The adoption of this update neither had impact on the Partnership's consolidated financial position for the year ended December 31, 2016, nor in the accompanying footnote disclosures.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.  Significant Accounting Policies and Recent Accounting Pronouncements (continued):

On December 31, 2016, the Company adopted ASU 2016-19 – Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Accounting Standards Codification and represent changes to clarify, correct errors, or make minor improvements to the Accounting Standards Codification. The amendments make the Accounting Standards Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. Most of the amendments in this Update did not require transition guidance and were effective upon issuance of this Update.  The adoption of this update had no impact on the Company's financial position, results of operations, cash flows and accompanying footnote disclosures for any period presented.

Recent Accounting Pronouncements:

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

ASU 2015-14:  In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. Furthermore, during 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, ASU 2016-10 Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, ASU 2016-12 Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, and ASU 2016-20 Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, respectively, which clarify the guidance in ASU 2014-09. The amendments in these updates have the same effective date and transition requirements as the original standard. Based on current circumstances, the adoption of this new standard is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows. In November 2016, the FASB issued ASU 2016-20- Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The amendments in this Update cover a variety of Topics in the Codification related to the new revenue recognition standard (Accounting Standards Update No. 2014-09). The amendments in this Update represent changes to make minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice. The amendments in this Update affect the guidance in Update 2014-09, which is not yet effective. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09).The Partnership will evaluate the impact that ASU 2014-09 and related amendments might have on its future consolidated financial statements, if relevant circumstances arise.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update affect all entities that hold financial assets or owe financial liabilities and address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. More precisely, the amendments in this Update i) require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee), ii) an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, iii) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities, iv) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes and v) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments to the FASB Accounting Standards Codification prescribed in this Update are not expected to have a material effect on the Partnership's future financial position.

ASU 2016-02: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. The Company is analyzing the impact of the adoption of this guidance on the Company's consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

ASU 2016-13: In June 2016, the FASB issued ASU 2016-13- Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Company's consolidated financial position and performance.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.  Significant Accounting Policies and Recent Accounting Pronouncements (continued):

ASU 2016-15: In August 2016, the FASB issued ASU 2016-15- Statement of Cash Flows (Topic 230): Clarification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues and provides specific guidance in how certain cash receipts and cash payments should be presented and classified in the statement of cash flows under Topic 230 with the objective of reducing the current and potential future diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. This FASB standard Update is not expected to have a material effect on the Partnership's future or historical statements of cash flows; however, Management will assess such impact, if circumstances arise.

ASU 2016-18: In November 2016, the FASB issued ASU 2016-18- Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Management is in the process of assessing the impact of the amendment of this Update on the Company's consolidated statement of cash flows and accompanying footnote disclosures.

ASU 2017-01: In January 2017, the FASB issued ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. This FASB standard Update is not expected to have a material effect on the Partnership's future or historical statements of cash flows; however, Management will assess such impact, if circumstances arise.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
3. Transactions with related parties:

During the years ended December 31, 2016, 2015 and 2014,  the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of income:

	Year ended December 31,
	2016	2015	2014
Included in voyage expenses
Charter hire commissions (a)	$2,212	$1,821	$1,363

Included in general and administrative expenses
Executive services fee (d)	$595	$599	$803
Administrative services fee (e)	$120	$120	$134

Management fees-related party
Management fees (a)	$5,999	$4,870	$3,566

As of December 31, 2016 and 2015 balances with related parties consisted of the following:

	Year ended December 31,
	2016	2015
Assets:
Working capital advances granted to the Manager (a)	$878	$460
Security deposits to Manager (a)	$1,350	$1,350

Liabilities included in Due to related party:
Executive service charges due to Manager (d)	$147	$—
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$125	$200
Total liabilities due to related party, current	$302	$230
Credit financing balance due to Sponsor (c)	$—	$35,000
Total liabilities due to related party, non-current	$—	$35,000

(a) Dynagas Ltd.

The Partnership's vessels have entered into vessel management agreements with Dynagas Ltd., a company beneficially owned by the Partnership's Chairman. Pursuant to the terms of these agreements, the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5, for a period beginning upon each vessel's delivery and until the termination of the agreement. The management agreements initially terminate on December 31, 2020 and shall, thereafter, automatically be extended in additional eight-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, the fees are adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, and to be reviewed and approved by the Partnership's conflicts committee. Under the terms of the management agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses for the vessels and general and administrative expenses of the vessel owning subsidiaries of the Partnership that are not covered by the management fees.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.  Transactions with related parties (continued):

In each of the years ended December 31, 2016, 2015 and 2014, each vessel was charged with a daily management fee of $2.7, $2.7 and $2.6, respectively. During years ended December 31, 2016, 2015 and 2014, management fees under the vessel management agreements amounted to $5,999, 4,870 and $3,566, respectively, and are separately reflected in the accompanying consolidated statements of income.

The management agreements also provide for:

(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager and,

(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses.

The agreements will terminate automatically after a change of control of the owners and/or of the owners' ultimate parent, in which case an amount equal to the estimated remaining fees, but in any case not less than for a period of 36 months and not more than 60 months, will become payable to the Manager. As of December 31, 2016, based on the maximum period prescribed in the management agreements up to the initial termination period and the basic daily fee in effect during the year ended December 31, 2016, such termination fee would be approximately $23.9 million.

The management agreements also provide for an advance equal to three months daily management fee. In the case of termination of the management agreements, prior to their eight year term, by any reason other than Manager's default, the advance is not refundable. Such advances as of December 31, 2016 and 2015, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of December 31, 2016 and 2015, amounts of $878 and $460, respectively, were due from the Manager in relation to these working capital advances granted to it.

(b) Loan from related party

On November 18, 2013, upon the completion of its IPO, the Partnership entered into an interest free $30.0 million revolving credit facility with its Sponsor, with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The facility may be drawn and be prepaid in whole or in part at any time during the life of the facility. No amounts have been drawn under the respective facility as of December 31, 2016 and 2015.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.  Transactions with related parties (continued):

(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement

On November 18, 2013, the Partnership entered into an agreement with its Sponsor (the "Omnibus Agreement") to govern among other things i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of Partnership's options to acquire certain vessels offered by its Sponsor (the "Optional Vessels"), iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and, iv) Sponsor's provisions of certain indemnities to the Partnership.

On April 12, 2016, the Partnership and its Sponsor entered into an amended and restated Omnibus Agreement, or the Amended Omnibus Agreement. In addition to restating the terms and provisions of the original Omnibus Agreement, the Amended Omnibus Agreement sets out the procedures to be followed for the exercise of the Partnership's option to acquire the Sponsor's ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier (or the "Additional Optional Vessels"), currently under construction.

On June 23, 2014 and September 25, 2014, the Partnership completed its drop down of two of the Optional Vessels (the Arctic Aurora and the Yenisei River, respectively) and their respective charters, for an aggregate cash consideration of $492.5 million. The Arctic Aurora and Yenisei River acquisitions from the Partnership's Sponsor were accounted for as common control transactions, with the aggregate amount of $88.1 million in excess of the assets' net book value recognized as preferential deemed dividend to the Sponsor (Note 9). On December 21, 2015, the Partnership completed the third dropdown from its Sponsor and acquired 100% of the ownership interests in the entity that owns and operates the Lena River for an aggregate purchase price of $240.0 million, excluding costs to acquire. Following the Partnership's annual general meeting of limited partners  (the "AGM") in October 2014, the respective transaction was no longer accounted for as a common control transaction, instead, the value of the asset and the time charter acquired were accounted for as an asset acquisition, since, at the time AGM, three of the five board members became electable by the common unitholders and as a result, the Partnership no longer accounts for vessel acquisitions from the Sponsor as transfers of equity interests between entities under common control.

At the closing date of the Lena River acquisition, the Sponsor provided a $35.0 million interest free credit financing to the Partnership in respect of unsettled amounts in connection with the acquisition, which have been repaid by the Partnership early in January 2016, from the $66.7 million remaining available funds drawn at the credit financing repayment date under a $200 million senior term loan facility, dated December 17, 2015, (the "$200 Million Term Loan Facility"), the initial proceeds of which were drawn in December 2015 in order to partially finance the respective acquisition (Note 5).

As of December 31, 2016, the Partnership retained the legal right, but not the obligation, pursuant to the Amended Omnibus Agreement, to purchase from its Sponsor four Optional Vessels, wholly owned by the Sponsor, whereas also retained the right, but not the obligation, to acquire the Sponsor's fractional 49% ownership interest in the Additional Optional Vessels.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its executive officers, who report directly to the Board of Directors. Under the agreement, the Manager is entitled to an executive services fee of €538 per annum (or $567 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.0536 at December 31, 2016), payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. During the years ended December 31, 2016, 2015 and 2014, executive services fees amounted to $595, $599 and $803, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income.

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by Dynagas. During the years ended December 31, 2016, 2015 and 2014, administrative service fees amounted to $120, $120 and $134, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income.

4. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2014	$944,984	$(105,101)	$839,883
—Vessel acquisitions and other additions to vessels' cost (Note (3(c))	220,661	—	220,661
—Depreciation	—	(24,387)	(24,387)
Balance December 31, 2015	$1,165,645	$(129,488)	$1,036,157
—Other additions to vessels' cost (Note (3(c))	1,855	—	1,855
—Depreciation	—	(30,395)	(30,395)
Balance December 31, 2016	$1,167,500	$(159,883)	$1,007,617

On December 17, 2015, the Partnership entered into a Share Purchase Agreement with its Sponsor for the acquisition of the Lena River and its attached time charter for an aggregate purchase price of $240.0 million, $220.0 million of which related to the value of the vessel acquired. The vessel was delivered to the Partnership on December 21, 2015 (Note (3(c)).

As of December 31, 2016, all vessels comprising the Partnership's fleet were first priority mortgaged as collateral to secure the Partnership's debt financing outstanding as of December 31, 2016, further discussed in Note 5.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
5.  Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

		As at December 31,
Debt instruments	Borrowers-Issuers	2016	2015
$340.0 million Credit Facility	Pegasus-Lance-Seacrown-Fareastern	285,000	305,000
$250.0 million Senior Unsecured Notes	Dynagas LNG Partners LP – Dynagas Finance Inc.	250,000	250,000
$200 Million Term Loan Facility	Navajo- Solana	187,500	133,333
Total debt		$722,500	$688,333
Less deferred financing fees		(6,064)	(8,048)
Total debt, net of deferred finance fees		$716,436	$680,285
Less current portion, net of deferred financing fees		$(31,688)	$(27,467)
Long-term portion, net of deferred financing fees		$684,748	$652,818

$340 million Senior Secured Revolving Credit Facility:

On June 19, 2014, certain subsidiaries of the Partnership entered into, on a joint and several basis, a Senior Secured Revolving Credit Facility (the "$340 Million Credit Facility") with an affiliate of Credit Suisse in order to refinance the $214.1 million outstanding under a previous credit facility with the same lender and to fund a portion of the purchase price for the Arctic Aurora acquisition. The $340 Million Credit Facility is guaranteed by the Partnership, Dynagas Equity and Dynagas Operating and is secured by a first priority or preferred cross-collateralized mortgage on each of the Amur River, the Ob River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels.

The facility bears interest at LIBOR plus a margin and is payable in 28 consecutive equal quarterly installments of $5.0 million each and a balloon payment of $200.0 million at maturity in March 2021.

The $340 Million Credit Facility contains financial and other covenants that require the Partnership to maintain:

•	a maximum ratio of total consolidated liabilities of the Partnership to its total consolidated market value adjusted total assets;
•	a minimum interest coverage ratio;
•	minimum consolidated liquidity of $24.0 million;
•	employ at least three vessels in the fleet on charters with a minimum initial term of at least three years at above breakeven costs; and
•	a minimum hull cover ratio, being the ratio of the aggregate of the vessels' market values and the net realizable value of any additional security over the outstanding amount of the facility.

In addition, during the security period, as defined therein, the Sponsor, will be required to own, directly or indirectly, at least 30% of the outstanding voting interests of the Partnership (which shall include common and subordinated units of the Partnership) and 100% of the outstanding voting interests and limited liability company interests in the General Partner. Finally, the $340 Million Credit Facility similarly restricts the Partnership from paying any distributions if an event of default occurs.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.  Long-Term Debt (continued):

$250 Million Senior Unsecured Notes due 2019

On September 15, 2014, the Partnership completed a public offering of $250.0 million aggregate principal amount Senior Unsecured Notes offering due October 30, 2019, (the "Notes") with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. The Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. As per the provisions of the Notes and the Indenture, the Partnership may issue from time to time, unlimited as to principal amount senior unsecured debentures, to be issued in one or more series. The Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at its option prior to maturity.

The Notes contain financial covenants that require the Partnership to:

•	maintain aggregate free liquidity, which includes the minimum liquidity held under the $340 Million Credit Facility of at least $20.0 million;
•	a maximum ratio expressed as a percentage of total borrowings to total book assets; and
•	maintain a certain minimum net worth level.

On terms similar with the $340 Million Credit Facility, the Notes restrict the Partnership from declaring or making any distributions if an event of default occurs.

$200 Million Term Loan Facility

On December 17, 2015, Navajo and Solana, wholly owned subsidiaries of the Partnership, entered into, on a joint and several basis, a facility agreement with a group of lenders (ABN AMRO N.V., KFW IPEX-Bank GMBH and DNB ASA), with ABN Amro NV acting as agent, for a senior secured term loan facility of up to $200.0 million (the "$200 Million Term Loan Facility") to partially finance the Lena River acquisition further discussed in Note 3(c) and for working capital purposes. The financing agreement has a five year maturity profile and is split in two vessel tranches, one for each of the vessels owned by Navajo and Solana, respectively, with each tranche being for a maximum of $100.0 million. The $200 Million Term Loan Facility bears interest at LIBOR plus a margin. Each tranche is repayable in 20 consecutive quarterly installments of approximately $1.56 million each and a balloon payment of $68.8 million at maturity. On December 21, 2015, in connection with the Lena River acquisition, the Partnership drew down $133.3 million from the $200 Million Term Loan Facility, or $66.65 million per borrowing entity, the first out of two advances of both vessel tranches. On January 5, 2016, the Partnership drew down the $66.7 million available undrawn commitments, the second advance of both vessel tranches of the $200 Million Term Loan Facility. Of these amounts, $35.0 million was used on the same date to repay in full the credit financing provided by the Sponsor to the Partnership to acquire the Lena River (Note 3(c)). The $200 Million Term Loan Facility is unconditionally and irrevocably guaranteed by Dynagas Partners and is secured, amongst other things, by a first priority cross-collateralized mortgage on each of the Yenisei River and the Lena River, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and an assignment of any subsequent time charter of a duration of more than twelve months.

The $200 Million Term Loan Facility contains financial and other covenants similar to those of the $340 Million Credit Facility and the Notes that require the Partnership to maintain:

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt (continued):

•	a maximum ratio of total consolidated liabilities of the Partnership to its total consolidated market value adjusted total assets;
•	a minimum interest coverage ratio;
•	minimum consolidated liquidity of at least $25.0 million, which shall include the $24.0 million minimum consolidated liquidity requirement imposed under the $340 Million Credit Facility; and
•
a minimum asset cover ratio, on a per vessel basis, being the ratio of the vessel's market value and the net realizable value of any additional security over the outstanding amount of the relevant tranche.

The $200 Million Term Loan Facility further imposes certain additional cash related restrictions that require the borrowing entities (Solana and Navajo) to:

•	maintain minimum liquidity of $2.5 million on a per vessel basis; and
•
build up, by the third anniversary from drawdown date, a cash collateral reserve of $7.5 million per vessel on a designated account by 33 and 31 equal monthly installments for each of the Lena River and the Yenisei River, respectively.

•
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

The undrawn borrowing capacity under the Partnership's debt agreements as at December 31, 2016, and 2015, was nil and $66.7 million, respectively.

As of December 31, 2016, the Partnership was in compliance with all financial covenants prescribed in its debt agreements.

The annual principal payments for the Partnership's outstanding debt arrangements as at December 31, 2016, required to be made after the balance sheet date were as follows:

Year ending December 31,	Amount
2017	$32,500
2018	32,500
2019	282,500
2020	170,000
2021	205,000
2022 and thereafter	—
Total long-term debt	$722,500

The Partnership's debt is denominated in U.S dollars and, apart from the Notes which bear a fixed rate, bears floating interest rates. The weighted average interest rate on the Partnership's long-term debt for the years ended December 31, 2016, 2015 and 2014, was 4.4%, 4.5% and 3.8%, respectively.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.  Long-Term Debt (continued):

Total interest incurred on long-term debt for the years ended December 31, 2016, 2015 and 2014, amounted to $32,887, $25,926 and $13,338, respectively, and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income. Commitment fees incurred for 2016, 2015 and 2014, amounted to $2, $15 and $360, respectively. Such fees are included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.

6.  Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are reasonable estimates of their fair values due to their short-term nature. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of non-current portion of amounts due from related party, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership's estimated cost of capital, is $1,021 as of December 31, 2016, compared to its carrying value of $1,350.

•
Long-term debt, restricted cash: The fair value of the loan facilities and associated restricted cash discussed in Note 5 approximate their recorded value due to the variable interest rates payable. The Notes have a fixed rate and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in over-the-counter market), is approximately $240.8 million as of December 31, 2016, compared to its carrying value of $250.0 million.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7.  Time charters acquired:

In December 2015, upon the acquisition of the Lena River (Note 3(c)), the Partnership paid for the value of the time charter contract attached to the Lena River in excess of the purchase price of the vessel acquired. As a result, the Partnership recognized an intangible asset of $20.0 million which represents the fair value of the favorable time charter acquired, at the time of acquisition.

For the year ended December 31, 2016 and 2015, the amortization of the above market acquired time charter related to the Lena River acquisition amounted to $7,268 and $218, respectively and is included in Voyage revenues in the accompanying consolidated statements of income. As of December 31, 2016 and 2015, accumulated amortization amounted to $7,486 and $218, respectively. The unamortized portion of the respective intangible asset as of December 31, 2016 and 2015, amounting to $12,514 and $19,782, respectively is presented under "Above-market acquired time charter contract" in the accompanying consolidated balance sheet and will be amortized to revenues through the expected remaining term of the respective charter contract as follows:

Year ending December 31,	Amount
2017	$7,247
2018	5,267
Total	$12,514

8. Commitments and Contingencies:

(a) Long-term time charters:

In January 2016, the Partnership, through its wholly owned vessel owning subsidiaries, entered into long-time charter contracts with Yamal Trade Pte. ("Yamal") for the employment of the Yenisei River and the Lena River. Each of the new charters has an initial term of 15 years, with one year delivery windows starting January 1, 2019 and June 30, 2019, respectively which may be extended by the charterer for three consecutive periods of up to five years each. The charter parties provide for a daily charter hire rate, comprised of a fixed "capex element" and a variable "opex element". In each successive year, the opex element will be subject to adjustment, based on the vessel's budgeted operating expenditures for the relevant year. Each of these time charter contracts is subject to the satisfaction of certain conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation before or after the charter term commences, in which case the Partnership will not receive the contracted revenues thereunder.

In March 2016, the Partnership, through one of its wholly owned vessel owning subsidiaries, entered into a time charter contract with an affiliate of the Gazprom Group, for the Ob River, for a firm charter period of 10 years. Concurrently with the entering into the new Ob River charter, the Partnership amended its existing charter for the Ob River, to extend its firm duration from the third quarter of 2017 to the second quarter of 2018, on identical terms, at which time the new Ob River charter will take effect.

In October 2016, the Partnership, through one of its wholly owned subsidiaries, entered into a multi-year time-charter contract with an affiliate of the Gazprom Group for the Clean Energy for a firm period of seven years and nine months. The Clean Energy is expected to commence employment under this charter in July 2018.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8.  Commitments and Contingencies (continued):

The Partnership's future minimum contractual charter revenues under its non-cancelable long-term time charter contracts, including the Yenisei River and Lena River charter contracts with Yamal, discussed above, aggregating to $800.7 million, as of December 31, 2016, gross of brokerage commissions, without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:

Year ending December 31,	Amount
2017	$145,714
2018	105,676
2019	102,664
2020	116,582
2021	116,089
2022 and thereafter	1,004,632
Total	$1,591,357

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

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3, the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas Ltd., the Manager. For the commercial services provided under this agreement, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement under all circumstances until the termination of each charter party in force at the time of termination. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $19.9 million. For vessel administrative and technical management fees, the Partnership currently pays a daily management fee of $2.7 per vessel (Note 3(a)). Such management fees for the period from January 1, 2017, to the initial expiration of the agreements on December 31, 2020, adjusted for 3% inflation as per agreement, are estimated to be $25.8 million and are analyzed as follows:

Year ending December 31,	Amount
2017	$6,162
2018	6,347
2019	6,537
2020	6,752
Total	$25,798

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.  Partners' Equity:

Common Units Offering: On June 18, 2014, the Partnership completed a public follow-on offering of 5,520,000 common units, including the full exercise of the underwriters' over-allotment option to purchase up to 720,000 common units. The net proceeds from the offering amounted to $120.5 million and were used to fund the acquisition of the Arctic Aurora (Note 3(c)). Simultaneously with the closing of this offering, the Partnership issued 5,526 General Partner units to the Sponsor to allow it to maintain its 0.1% general partner interest for which the Partnership received $126. No other common unit offerings occurred since then.

Preferred Units Offering: On July 20, 2015, the Partnership concluded an underwritten public offering of the 3,000,000 9% Series A Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received from this offering $72.3 million, net of underwriting discount of $2.4 million and offering expenses incurred of $0.3 million and used those proceeds to finance the Lena River acquisition (Note 3(c)).

As of December 31, 2016 and 2015, the Partnership had 20,505,000 common units, 14,985,000 subordinated units, 3,000,000 Series A Preferred Units and 35,526 general partner units issued and outstanding.

Common, Subordinated and General Partner unit distribution provisions:

The partnership agreement provides for minimum quarterly distributions of a specified dollar amount to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner.

In general, during the subordination period, the Partnership pays quarterly cash distributions in the following manner:

•
first, 99.9% to the holders of common units and 0.1% to the General Partner, until each common unit has received a minimum quarterly distribution of a specified dollar amount plus any arrearages from prior quarters;

•	second, 99.9% to the holders of subordinated units and 0.1% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of a specified dollar amount; and

•	third, 99.9% to all unitholders, pro rata, and 0.1% to the General Partner, until each unit has received an aggregate distribution of a specified dollar amount.

After the subordination period, the Partnership will pay distributions in the following manner:

•
first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until there has been distributed in respect of each common unit an amount equal to the minimum quarterly distribution of a specified dollar amount; and

•
second, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until each unit has received an aggregate distribution of a specified dollar amount.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.  Partners' Equity (continued):

The percentage allocations of available cash from operating surplus among the common and subordinated unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels is illustrated below:

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

Preferred Units distribution and redemption provisions:

Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, subject to the discretion of the Partnership's Board of Directors. Distributions are payable out of amounts legally available at a distribution rate of 9.00% per annum of the stated liquidation preference.

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the issuer's option, out of amounts legally available thereof, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

The Series A Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership's indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank senior to the Partnership's common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units as to payment of distributions. The Series A Preferred Units rank junior to all of the Partnership's indebtedness.

Common, subordinated and preferred unit distributions:

On January 14, 2015, the Board of Directors declared a cash distribution in respect of the fourth quarter of 2014 of $0.4225 per common and subordinated unit, or $15.0 million, which was paid on February 12, 2015, to all unitholders of record as of February 5, 2015.

On April 16, 2015, the Board of Directors approved a quarterly cash distribution, in respect of the quarter ended March 31, 2015, of $0.4225 per common and subordinated unit, or $15.0 million, which was paid on May 12, 2015, to all unitholders of record as of May 5, 2015.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.  Partners' Equity (continued):

On July 22, 2015, the Board of Directors approved a quarterly cash distribution, for the quarter ended June 30, 2015, of $0.4225 per common and subordinated unit, or $15.0 million, which was paid on August 13, 2015, to all unitholders of record as of August 6, 2015.

On October 21, 2015, the Board of Directors approved a quarterly cash distribution, for the quarter ended September 30, 2015 of $0.4225 per common and subordinated unit, or $15.0 million which was paid on November 12, 2015, to all unitholders of record as of November 5, 2015.

On October 21, 2015, the Partnership's Board of Directors further approved the first prorated cash distribution on the Series A Preferred units, for the period from July 20, 2015 to November 11, 2015, which was paid on November 12, 2015, to all preferred unitholders of record as of November 5, 2015.

On January 19, 2016, the Partnership's Board of Directors approved a quarterly cash distribution in respect of the fourth quarter of 2015 of $0.4225 per common and subordinated unit, or $15.0 million which, on February 12, 2016, was paid to all unitholders of record as of February 5, 2016.

At the same date, the Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2015 to February 11, 2016. The cash distribution was paid on February 12, 2016, to all Series A preferred unitholders of record as of February 5, 2016.

On April 19, 2016, the Board of Directors approved a quarterly cash distribution, in respect of the first quarter of 2016 of $0.4225 per common and subordinated unit, or $15.0 million which, on May 12, 2016, was paid to all unitholders of record as of May 5, 2016.

At the same date, the Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2016 to May 11, 2016. The cash distribution was paid on May 12, 2016, to all Series A preferred unitholders of record as of May 5, 2016.

On July 1, 2016, the Board of Directors approved a quarterly cash distribution, for the second quarter of 2016 of $0.4225 per common and subordinated unit, or $15.0 million which, on July 19, 2016, was paid to all unitholders of record as of July 12, 2016.

On July 22, 2016, the Partnership's Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2016 to August 11, 2016. The cash distribution was paid on August 12, 2016 to all Series A preferred unitholders of record as of August 5, 2016.

On October 1, 2016, the Board of Directors approved a quarterly cash distribution, for the third quarter of 2016 of $0.4225 per common and subordinated unit, or $15.0 million which, on October 18, 2016, was paid to all unitholders of record as of October 11, 2016.

On October 20, 2016, the Partnership's Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from August 12, 2016 to November 11, 2016. The cash distribution will be paid on or about November 12, 2016, to all Series A preferred unitholders of record as of November 5, 2016.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.  Partners' Equity (continued):

General Partner and Sponsor Distributions:

On June 23, 2014 and September 25, 2014, upon acquisition from the Partnership's Sponsor of the Arctic Aurora and the Yenisei River (Note 3(c)), the purchase price in excess of the vessels' book value at the date of each transaction, aggregating to $88.1 million, was considered a preferential deemed dividend to the Sponsor and was allocated to Partner's equity in accordance with the number of units held by the Sponsor.

During the years ended December 31, 2016, 2015 and 2014, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $127, $130 and $44, respectively.

10. Earnings per Unit:

The Partnership calculates earnings per unit by allocating distributed and undistributed net income/ (losses) for each period to common, subordinated and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in Dynagas Partners' partnership agreement, as generally prescribed in Note 9 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership's net earnings. The Partnership had no dilutive instruments in the years ended December 31, 2016, 2015 and 2014.

The calculations of the basic and diluted earnings per common unit are presented below:

	Year ended December 31,
	2016	2015	2014
Partnership's Net income	$66,854	$60,050	$50,561
Less:
Net Income attributable to preferred unitholders	6,750	3,019	—
Net Income attributable to subordinated unitholders	25,323	24,028	22,170
General Partner's interest in Net Income	129	125	68
Net income attributable to common unitholders	$34,652	$32,878	$28,323
Weighted average number of common units outstanding, basic and diluted	20,505,000	20,505,000	17,964,288
Earnings per common unit, basic and diluted	$1.69	$1.60	$1.58

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
11.  Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2016	2015	2014
Interest expense (Note 5)	$32,887	$25,926	$13,338
Amortization of deferred financing fees	1,984	1,545	785
Commitment fees (Note 5)	2	15	360
Other	118	488	41
Total	$34,991	$27,974	$14,524

12. Taxes:

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Greek Republic. The technical manager of the Partnership's vessels, Dynagas Ltd., an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf the Partnership. These tonnage taxes for the years ended December 31, 2016, 2015 and 2014, amounted $339, $270 and $245, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income.

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

The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2016, 2015 and 2014 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source Shipping Income, the Partnership would be subject to U.S. federal income tax of approximately $15 for the year ended December 31, 2014, $42 for the year ended December 31, 2015 and $51 for the year ended December 31, 2016.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

13.  Subsequent Events:

(a)
Fourth quarter of 2016 common and subordinated unit distribution: On January 1, 2017, the Board of Directors unanimously approved a quarterly cash distribution, for the fourth quarter of 2016 of $0.4225 per common and subordinated unit, or $15.0 million which, on January 19, 2017, was paid to all unitholders of record as of January 11, 2017.

(b)
Quarterly Series A Preferred Units distribution: On January 19, 2017, the Partnership's Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2016 to February 11, 2017. The cash distribution was paid on February 13, 2017 to all Series A preferred unitholders of record as of February 5, 2017.

(c)
Conversion of Sponsor's Subordinated Units into Common Units: On January 23, 2017, pursuant to the provisions defined and set forth in the Partnership's Third Amended and Restated Limited Partnership Agreement (the "Partnership Agreement"), the Partnership's subordination period expired and, accordingly, the Sponsor's 14,985,000 issued and outstanding subordinated units representing limited partner interests were converted on a one-for-one basis into common units. The Partnership Agreement prescribes that, upon the expiration of the subordination period, arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters no longer accrue and that the subordinated units participate pro rata with other common units in distributions of available cash. Following this conversion, the Sponsor currently owns 15,595,000 common units, representing a 43.9% interest in the Partnership, excluding its General Partner interest. No cash consideration was paid in connection with this conversion.