Form 20-F
period 2017-12-31
Dynagas LNG Partners LP
filed 2018-03-09
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549
FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

 SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

35,490,000 Common Units
3,000,000 9.00% Series A Cumulative Redeemable Preferred Units
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

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT

This Annual Report on Form 20-F for the year ended December 31, 2017, or the Annual Report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to "Dynagas LNG Partners," the "Partnership," "we," "our" and "us" or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP.  Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our "Fleet". References in this Annual Report to "our General Partner" refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP.  References in this Annual Report to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "Manager" refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. References in this Annual Report to the "Prokopiou Family" are to our Chairman, Mr. Georgios Prokopiou, and certain members of his family.
All references in this Annual Report to us for periods prior to our initial public offering, or IPO, on November 18, 2013 refer to our predecessor companies and their subsidiaries, which are former subsidiaries of our Sponsor that had interests in the Clean Energy, the Ob River and the Amur River, collectively our "Initial Fleet" or the "Sponsor Controlled Companies".
All references in this prospectus to "Shell", "Gazprom", "Statoil", "Yamal" and "PetroChina" refer to Royal Dutch Shell Plc, Gazprom Marketing and Trading Singapore Pte Ltd, Statoil ASA, Yamal Trade Pte. Ltd. and PetroChina International (Singapore) Pte. Ltd., respectively, and certain of their respective subsidiaries or affiliates, who are our current or prospective charterers.
Unless otherwise indicated, all references to "U.S. dollars," "dollars" and "$" in this prospectus are to the lawful currency of the United States. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of our vessels.
References herein to the "Omnibus Agreement" refer to the Omnibus Agreement, as amended and as currently in effect, with our Sponsor. The Omnibus Agreement provides us with the right to acquire from our Sponsor certain identified vessels. Our Sponsor owns, directly or indirectly, 100% of the equity interests of the entities that own these four identified LNG carriers, the Clean Ocean, the Clean Planet, the Clean Horizon and the Clean Vision, which we refer to throughout this Annual Report as the "Initial Optional Vessels." Our Sponsor also owns a minority ownership interest in five entities that currently own two 172,000 cubic meter ARC7 LNG carriers, the Boris Vilkitsky and the Fedor Litke, and three hulls, Hull 2427, Hull 2428 and Hull 2429, respectively, including the related charters or other agreements relating to the operation or ownership of such LNG carriers or hulls.  We refer to these vessels (either on the water or under construction) throughout this Annual Report as the "Additional Optional Vessels," and together with the Initial Optional Vessels, as the "Optional Vessels." Pursuant to the Omnibus Agreement, we have the right but not the obligation, subject to certain terms and conditions, to acquire our Sponsor's applicable ownership interest in the Optional Vessels, which is our Sponsor's full or minority ownership interest in these vessel-owning subsidiaries.
The "Yamal LNG Project" refers to the LNG production terminal on the Yamal Peninsula in Northern Russia.  The terminal consists of three LNG trains with a total capacity of 16.5 million metric tons of LNG per year, that will require ice-class designated vessels to transport LNG from this facility, and for which two of the vessels in our Fleet, and each of the Optional Vessels have been contracted.  The Yamal LNG Project is a joint venture between NOVATEK (50.1%), TOTAL E&P Yamal (20%), China National Oil & Gas Exploration and Development Corporation (CNODC) (20%) and Yaym Limited (9.9%). Please see "Item 4. Information on the Partnership—B. Business Overview."
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
Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:
•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of our ability to make cash distributions on the units or any increases or decreases in our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps (if any);
•	our ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	our ability to purchase vessels from our Sponsor in the future, including the Optional Vessels;
•	our continued ability to enter into long-term time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;

•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
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
A.           SELECTED FINANCIAL DATA
The following table presents our selected historical consolidated financial and operating data. For periods prior to the completion of our IPO, which occurred on November 18, 2013, our historical consolidated financial statements have been prepared according to a transaction that constitutes a reorganization of companies under common control and has been accounted for in a manner similar to a pooling of interests, as the Sponsor Controlled Companies were indirectly wholly-owned by the Prokopiou Family prior to the transfer of ownership of these companies to us. Accordingly, our financial statements have been presented, giving retroactive effect to the transaction described above, using consolidated and combined financial historical carrying costs of the assets and liabilities of Dynagas LNG Partners and the Sponsor Controlled Companies.
The following selected historical financial data as of and for each of the years in the five-year period ended December 31, 2017 have been derived from our audited consolidated and combined financial statements which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our historical consolidated financial statements and the notes thereto included elsewhere in this Annual Report.
Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of our Sponsor in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2017	2016	2015	2014	2013
STATEMENT OF INCOME	(In thousands of Dollars, except for units, per unit data and TCE rates )
Voyage revenues	$138,990	$169,851	$145,202	$107,088	$85,679
Voyage expenses- including related party (1)	(3,619)	(2,961)	(2,804)	(2,273)	(1,686)
Vessel operating expenses	(27,067)	(26,451)	(23,244)	(16,813)	(11,909)
General and administrative expenses- including related party	(1,686)	(1,885)	(1,805)	(1,951)	(387)
Management fees	(6,162)	(5,999)	(4,870)	(3,566)	(2,737)
Depreciation	(30,319)	(30,395)	(24,387)	(17,822)	(13,579)
Dry-docking and special survey costs	(6,193)	(81)	-	-	-
Operating income	$63,944	$102,079	$88,092	$64,663	$55,381
Interest income	203	-	35	221	-
Interest and finance costs	(46,281)	(34,991)	(27,974)	(14,524)	(9,732)
Other, net	(527)	(234)	(103)	201	(29)
Net Income	$17,339	$66,854	$60,050	$50,561	$45,620

EARNINGS PER UNIT (basic and diluted):
Common Unit (basic and diluted)	$0.27	$1.69	$1.60	$1.58	$2.95
Weighted average number of units outstanding (basic and diluted):
Common units	34,545,740	20,505,000	20,505,000	17,964,288	7,729,521
Cash distributions declared and paid per common unit	$1.69	$1.69	$1.69	$1.29 (2)	$-

BALANCE SHEET DATA:
Total current assets	$70,404	$60,195	$25,814	$14,348	$7,606
Vessels, net	977,298	1,007,617	1,036,157	839,883	453,175
Total assets	1,054,319	1,106,676	1,108,103	887,376	488,735
Total current liabilities	22,898	53,056	51,353	33,249	14,903
Total long-term debt, including current portion, gross of deferred financing fees	727,600	722,500	688,333	575,000	219,585
Total partners' equity	318,318	367,836	367,838	297,698	257,699

CASH FLOW DATA:
Net cash provided by operating activities	$59,339	$103,618	$96,944	$76,443	$44,204
Net cash used in investing activities	-	(37,472)	(205,045)	(404,530)	-
Net cash (used in)/provided by financing activities	(49,470)	(32,844)	120,445	334,359	(38,527)

FLEET PERFORMANCE DATA:
Number of vessels at the end of the year	6	6	6	5	3
Average number of vessels in operation (3)	6.0	6.0	5.0	3.8	3.0
Average age of vessels in operation at end of year (years)	7.4	6.4	5.4	5.0	6.4
Available days (4)	2,140.3	2,196.0	1,836.0	1,384.0	1,095.0
Fleet utilization (5)	98%	100%	99%	100%	100%

OTHER FINANCIAL DATA:
Time Charter Equivalent (in US dollars) (6)	$63,249	$75,997	$77,559	$75,733	$76,706
Adjusted EBITDA (6)	$107,545	$139,531	$113,202	$84,751	$64,749

(1)	Voyage expenses include commissions of 1.25% paid to our Manager and third-party ship brokers.
(2)	Includes a prorated quarterly distribution for the period beginning on November 18, 2013 and ending on December 31, 2013 that was declared on January 31, 2013 and paid on February 14, 2014.
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

(5)
We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)	Non-GAAP Financial Information

TCE. Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available days):

	Year Ended December 31,
	(In thousands of Dollars, except for TCE rate data)
	2017	2016	2015	2014	2013
Voyage revenues	$138,990	$169,851	$145,202	$107,088	$85,679
Voyage expenses	$(3,619)	$(2,961)	$(2,804)	$(2,273)	$(1,686)
Time charter equivalent revenues	$135,371	$166,890	$142,398	$104,815	$83,993
Total Available days	2,140.3	2,196.0	1,836.0	1,384.0	1,095.0
Time charter equivalent (TCE) rate	$63,249	$75,997	$77,559	$75,733	$76,706

ADJUSTED EBITDA. We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization, class survey costs and significant non-recurring items. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

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
Reconciliation of Net Income to Adjusted EBITDA

(In thousands of U.S. dollars)	Year Ended December 31,
Reconciliation to Net Income	2017	2016	2015	2014	2013
Net Income	$17,339	$66,854	$60,050	$50,561	$45,620
Net interest and finance costs (1)	46,078	34,991	27,939	14,303	9,732
Depreciation	30,319	30,395	24,387	17,822	13,579
Class survey costs	6,193	81	-	-	-
Amortization of fair value of acquired time charter	7,247	7,268	218	-	-
Charter hire amortization and other non-cash revenue adjustments	369	(58)	608	2,065	(4,182)
Adjusted EBITDA	$107,545	$139,531	$113,202	$84,751	$64,749

(1) Includes interest and finance costs, net of interest income, and (gain)/ loss on derivative instruments, if any.

B.          CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.          REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.           RISK FACTORS
The following risks relate principally to the industry in which we operate and to our business in general.  Other risks relate principally to the securities market and ownership of our securities, including our common units, our 9.00% Series A Cumulative Redeemable Preferred Units, or our Series A Preferred Units, and our 6.25% Notes due October 30, 2019, or our 2019 Notes. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distribution on our units and required payments on our 2019 Notes, and the trading price of our securities.

Risks Relating to our Partnership
Our Fleet consists of only six LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common units or preferred units.
Our Fleet consists of only six LNG carriers. If any of our vessels is unable to generate revenues as a result of off-hire time, early termination of the time charter in effect or failure to secure new charters at charter hire rates as favorable as our average historical rates or at all, our future liquidity, cash flows, results of operations, and ability to make quarterly and other distributions to our common and preferred unitholders could be materially adversely affected. The Yenisei River and the Lena River are expected to be redelivered to us under their current charters at the earliest in July and September 2018, respectively, following which these vessels are expected to commence employment under their new 15-year charters with Yamal within six months and one year delivery windows starting from January 1, 2019 and July 1, 2019, respectively. We expect that these delivery windows will be narrowed, subject to our agreement with Yamal. Following the redelivery of Lena River and the Yenisei River to us from their current charterers and until such vessels commence employment under the Yamal charters discussed above, we expect to operate these two vessels in the spot market, which is volatile, highly competitive and subject to significant price fluctuations. If we are unable to employ these vessels in the spot market following the expiration of the existing charters and until the commencement of the new Yamal charters, we will not receive any revenues from those vessels during that time, and we will be required to pay expenses necessary to maintain the vessels in proper operating condition and to service the debt secured by these vessels.
We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.
We have derived, and believe we will continue to derive, all of our revenues from a limited number of charterers, such as Gazprom, Statoil and Yamal. For the year ended December 31, 2017, during which we derived our operating revenues from four charterers, Gazprom accounted for 72%, Statoil accounted for 19%, Shell accounted for 6% and PetroChina accounted for 3% of our total revenues. All of the charters for our Fleet have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to pay distributions to our unitholders.
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

If any of our charters is terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition.  Any of these factors may decrease our revenue and cash flows.  Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to our unitholders.
In 2018, our three tri-fuel diesel electric (TFDE) propulsion system vessels are scheduled to be dry-docked which will require significant expenditures and may result in loss of revenue.
Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during the dry-docking period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If one or more of our vessels is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected.
In the second and third quarters of 2018, our three tri-fuel diesel electric (TFDE) propulsion system vessels, the Arctic Aurora, the Yenisei River and the Lena River, are scheduled to be dry-docked.The dry-docking of the TFDE vessels will require a longer time than the dry-docking of our three steam turbine vessels in 2017 and we expect the costs to be higher. Due to the small size of our Fleet, any delay in the completion time of the dry-dockings or overrun of costs caused by additional days of work could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or preferred units.
The failure to consummate or integrate acquisitions, including acquisitions of the Optional Vessels from our Sponsor, in a timely and cost-effective manner, or at all, could have an adverse effect on our business, our expected plans for growth and on financial condition and results of operations.
Acquisitions that expand our Fleet are an important component of our business strategy.  Our current drop-down pipeline is composed solely of the Optional Vessels. Pursuant to the Omnibus Agreement and certain extension agreements with our Sponsor, we have the option, but not the obligation, to purchase from our Sponsor: (i) the Clean Horizon and the Clean Vision until December 31, 2018 (ii) the Clean Ocean and the Clean Planet until March 31, 2018, and (iii) the 49% equity interests held by our Sponsor on the Additional Optional Vessels, which consist of the Boris Vilkitsky and the Fedor Litke, which were delivered in the fourth quarter of 2017, and first quarter of 2018, respectively, and three vessels that are currently under construction until the first quarter of 2019. We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee to extend, or further extend, as applicable each purchase option exercise period, however, there is no assurance that our Sponsor will grant an extension requested by us.
Our growth strategy is therefore dependent on a continuing relationship with our Sponsor and other factors related to that relationship, some of which are beyond our control including our ability to (i) maintain a drop-down pipeline of existing or newbuild vessels from our Sponsor, or (ii) obtain the required consents from lenders and charterers for the acquisition of vessels from our Sponsor.
Furthermore, we will not be obligated to purchase any of the Optional Vessels at the applicable determined price, and, accordingly, we may not complete the purchase of any of such vessels. Moreover, if we are able to agree on a price with our Sponsor, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us or that the financing assumed will on favorable terms to us.
We believe that other acquisition opportunities with our Sponsor and third-parties may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may be cash flow negative or may not generate sufficient cash flow to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:
•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to attract, hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and Fleet;
•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.
Such acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units or preferred units.
Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired vessels or businesses or expected cost reductions or other synergies expected to be realized as a result of acquiring vessels or businesses, the risk of failing to successfully and timely integrate the operations or management of any acquired vessels or businesses and the risk of diverting management's attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions, including the acquisitions of the Optional Vessels from our Sponsor, in a timely and cost-effective manner, or at all, our business, plans for future growth, financial condition, results of operations and cash available for distribution could be adversely affected.
We may be subject to certain risks with respect to our acquisition, or potential acquisition, of our Sponsor's ownership interest in the Additional Optional Vessels.
If we acquire any or all of our Sponsor's 49% ownership interest in the Additional Optional Vessels pursuant to the terms and subject to the conditions of the Omnibus Agreement it is expected that we will own such vessels jointly with Sinotrans Shipping LNG Limited, or Sinotrans, and China LNG Shipping (Holdings) Limited, or China LNG Shipping, and we will become party to the shareholders' agreement which governs this joint venture relationship.  We will not own a majority of the ownership interests in the entities that own the Additional Optional Vessels and, as such, we may not be able to exercise control over such entities or the Additional Optional Vessels.  In addition, while we expect that the vessel owning entities will distribute all of their available cash to us and their other holders, we cannot guarantee whether such entities will do so, if at all.
Furthermore, all of the Additional Optional Vessels are employed or are contracted to be employed by Yamal in the Yamal LNG Project. Accordingly, such vessels have or are expected to have highly specialized technical specifications to meet the requirements for the Yamal LNG Project and will have limited redeployment prospects to operate as conventional trading LNG carriers if the Yamal charters do not eventually materialize or are terminated for any reason outside our control. To the extent these vessels are no longer employed under the Yamal LNG Project, we may lose our option to purchase our Sponsor's ownership interest in these vessels under the Omnibus Agreement, and further, if such contracts are terminated after we have acquired such ownership interest, we may be unable to re-charter or sell these vessels without making significant capital expenditures to reformat these vessels for trading in other markets, if possible. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows, and ability distribute cash to our unitholders.
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
We have entered into, and may enter in the future, contracts, charters, newbuilding and conversion contracts with shipyards, debt agreements with financial institutions and other counterparts, interest rate swaps, foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  Please also see "—We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business."
We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our common units and our Series A Preferred Units.
Our Board of Directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our Partnership Agreement and applicable law, and there is no guarantee that we will continue to make distributions to our unitholders in the same amount that we have in prior quarters or at all in the future.  In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. We may not have sufficient cash from operations to pay at least the minimum quarterly distribution of $0.365 per unit on our common units and may therefore pay distributions in a lower amount or not all.  The amount of cash we can distribute on our common and preferred units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:
•	the rates we obtain from our charters;
•	the level of our operating costs, such as the cost of crews and insurance;
•	the continued availability of natural gas production;
•	demand for LNG;
•	supply of LNG carriers;
•	prevailing global and regional economic and political conditions;
•	currency exchange rate fluctuations; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.
In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:
•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring secondhand vessels and complying with regulations;
•	the number of unscheduled off-hire days for our Fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;
•	our debt service requirements and restrictions on distributions contained in our debt instruments;
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
Although we have secured an estimated contract backlog of $1.48 billion for the vessels in our Fleet as of the date of this Annual Report, one of our principal objectives is to enter into additional multi-year time charters upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:
•	size, age, technical specifications and condition of the ship;
•	efficiency of ship operation and reputation for operation of highly specialized vessels;
•	LNG shipping experience and quality of ship operations;
•	shipping industry relationships and reputation for customer service;
•	technical ability and reputation for operation of highly specialized ships;
•	quality and experience of officers and crew;
•	safety record;
•	the ability to finance ships at competitive rates and financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	its willingness to assume operational risks;
•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and
•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including other independent ship owners as well as state-sponsored entities and major energy companies that own and operate LNG carriers and may compete with independent owners by using their fleets to carry LNG for third-parties. Some of these competitors have significantly greater financial resources and larger fleets than we have. A number of marine transportation companies, including companies with strong reputations and extensive resources and experience, have entered the LNG transportation market in recent years, and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to obtain new time charter contracts on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.
Any charter termination would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our vessels are employed with a limited number of charterers. Our existing and future charterers have the right to terminate our current or future charters in certain circumstances, such as loss of the ship or damage to it beyond repair, defaults by us in our obligations under the charter, or off-hire beyond allowances contained in the charter agreement.
A termination right under one vessel's time charter would not automatically give the charterer the right to terminate its other charter contracts with us. However, a charter termination could materially affect our relationship with the customer and our reputation in the LNG shipping industry, and in some circumstances the event giving rise to the termination right could potentially impact multiple charters that we have entered with the same charterer. Accordingly, the existence of any right of termination could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our common and preferred unitholders.
Our future capital needs are uncertain and we may need to raise additional funds in the future.
We believe that our cash flows from operations, amounts available for borrowings under out credit facilities and our cash balance will be sufficient to meet our existing liquidity requirements for at least the next 12 months from the date of this Annual Report. However, we may need to raise additional capital to maintain, replace and expand the operating capacity of our Fleet, to fund our operations or to refinance our indebtedness. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, the cost of retrofitting or modifying existing ships as a result of technological advances, changes in applicable environmental or other regulations or standards, customer requirements or otherwise. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions that are beyond our control.
Obtaining additional funds on acceptable terms may not be possible. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or to pay distributions. Any debt or additional equity financing raised may contain unfavorable terms to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our common and preferred unitholders.
We may be unable to make or realize expected benefits from acquisitions, which could have an adverse effect on our expected plans for growth.
Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may be cash flow negative or may not generate cash flow sufficient to justify our investment.  In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:
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
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our Board of Directors that are eligible for reelection and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only three of the five members of our Board of Directors. The elected directors are reelected on a staggered basis and serve for three year terms. Our General Partner has the right to appoint the remaining two directors and set the terms for which those directors will serve. The Partnership Agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. Unitholders have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units, including any units owned by our General Partner, our Sponsor and their respective affiliates, voting together as a single class.
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
Our Partnership Agreement provides that our Board of Directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. The Partnership Act states that a member or manager's "duties and liabilities may be expanded or restricted by provisions in the Partnership Agreement." As permitted by the Partnership Act, our Partnership Agreement contains provisions that reduce the standards to which our General Partner and our directors and our officers may otherwise be held by Marshall Islands law. For example, our Partnership Agreement:
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
•
generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our Board of Directors, or our Conflicts Committee, and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third-parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our Board of Directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•
provides that neither our General Partner nor our officers or our directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our General Partner, our directors or officers or those other persons engaged in actual fraud or willful misconduct.

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
Our Manager, which is wholly-owned by Mr. Georgios Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to the Management Agreements. We currently pay our Manager a fee of $2,898 per day for each vessel for providing our vessel owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $8.0 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2017.
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
We have further entered into an executive services agreement, or the Executive Services Agreement, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, which expires in November 2018, payable in equal monthly installments. After the expiration of the firm period, the Executive Services Agreement will automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2017, we incurred approximately $0.6 million in connection with this agreement.
Pursuant to an administrative services agreement, or the Administrative Services Agreement, our Manager also provides us with certain administrative and support services for which we currently pay a monthly fee of $10,000, plus all related costs and expenses. As of December 31, 2017, we incurred $0.1 million in connection with this agreement.
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
We can borrow money to pay distributions, which would reduce the amount of credit available to be used in connection with the operation of our business.
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
We subcontract the commercial and technical management of our Fleet, including crewing, maintenance and repair pursuant to management agreements, or the Management Agreements, with our affiliated Manager for the commercial and technical management of our Fleet. The loss of our Manager's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. In addition, our Manager provides us with significant management, administrative, executive, financial and other support services.

In addition, our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:
•	renew existing charters upon their expiration;
•	obtain new charters;
•	successfully interact with shipyards;
•	obtain financing on commercially acceptable terms;
•	maintain access to capital under the Sponsor credit facility; or
•	maintain satisfactory relationships with suppliers and other third-parties.
Our business will be harmed if our Manager fails to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services by our Manager and the reputation of our Manager.
Our current time charters and certain of our debt agreements prevent us from changing our Manager.
Our ability to change the Manager of the vessels in our Fleet to another affiliated or third-party manager, is prohibited, without prior written consent, by provisions in our current time charters, the terms of our Term Loan B and the Manager's Undertaking delivered by the Manager in connection with the Term Loan B.  In addition, we cannot assure you that future debt agreements or time charter contracts with our existing or new lenders or charterers, respectively, will not contain similar provisions.
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
LNG carriers require a technically skilled officer staff with specialized training. As the world LNG carrier fleet continues to grow, the demand for technically skilled officers and crew has been increasing. If we or our third-party vessel Manager is unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels. A material decrease in the supply of technically skilled officers or an inability of our Manager to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to pay quarterly distributions to our common and preferred unitholders.
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
We are an "emerging growth company" as defined in the JOBS Act. We will continue to be deemed an "emerging growth company" until the earliest of the last day of (i) the fiscal year of during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of our IPO, or December 31, 2018, (iii) the date in which, during the previous 3-year period, we have issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we will be deemed to be a large accelerated filer. Until the time when we cease to be an "emerging growth company," we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our common units less attractive because we rely on this exemption. If some investors find our common units less attractive as a result, there may be a less active trading market for our units and our unit price may be more volatile.
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
During the subordination period, which we define elsewhere in this Annual Report, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.365 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus were to be made on the subordinated units. Distribution arrearages did not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash from operating surplus to be distributed on the common units. On January 23, 2017, upon our payment to unitholders of the quarterly distribution in respect of the fourth quarter of 2016, the conditions set forth in the Partnership Agreement for the conversion of the subordinated units were satisfied and the subordination period expired. At the expiration of the subordination period, the 14,985,000 subordinated units owned by our Sponsor converted into common units on a one-for-one basis and now participate pro rata with other common units in distributions of available cash. Upon the conversion and as of the date of this Annual Report, our Sponsor owns 15,595,000 common units, or approximately 43.9% of our outstanding common units.
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

A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing vessel utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including, without limitation:
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
According to Drewry Shipping Consultants Ltd., or Drewry, LNG trade has started to increase during 2016 and 2017, mainly driven by the demand from China and India. In 2017, LNG trade grew by 13% due to the sizeable growth in imports by the major LNG importing countries. In particular, Chinese LNG imports increased 53% year over year to about 38.3 million tons in 2017 as the country has been shifting from coal to gas for industrial uses and heating purposes. Additionally, India's LNG imports grew 7% year over year to 17.7 million tons in 2017. In 2016, global LNG trade recorded growth of 2% year over year to 253 million tons whereas Chinese LNG imports strengthened 31% year over year. However, demand from the key Asian importers, Japan and South Korea, has been stagnant as a change in priorities has marked a shift back to nuclear energy and coal-based power plants. In addition, demand from European countries has also dwindled in recent years, and lower crude oil prices have further weakened LNG demand. Fluctuating demand along with economic uncertainty could hurt our ability to secure future-term charters.
We may have more difficulty entering into multi-year time charters in the future if an active spot LNG shipping market continues to develop.
One of our principal strategies is to enter into additional LNG carrier long-term time charters. Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and time charters of less than 24 months in duration has grown in the past few years. If an active spot market continues to develop, we may have increased difficulty entering into multi-year time charters upon expiration or early termination of our current charters or for any vessels that we acquire in the future, and, as a result, our cash flow may be less stable. In addition, an active spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed which may lead to insufficient funds to cover our financing and other costs for our vessels.
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
Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future vessel capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new vessels. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our vessels are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for distributions to our unitholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low vessel utilization could also have a material adverse effect on the value of our assets.
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
According to Drewry, during the period from 2011 to January 2018, the global fleet of LNG carriers grew from 360 to 456 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolition. Only 16 LNG carriers, representing 3.5% of the LNG vessels currently in service, have an Ice Class 1A and ice-class 1A super designation or equivalent rating, according to Drewry.
Although the global newbuilding orderbook dropped sharply in 2008, 2009 and 2010, ordering activity increased in 2011 and 2012 in light of Fukushima nuclear disaster. According to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and 34 in 2012. In 2013 and 2014 ordering activity remained firm and a total of 100 newbuild orders were placed. New orders declined in 2015 to 32, followed by only 7 new orders placed in 2016. In 2017, 14 new LNG orders were placed. As of January 31, 2018, the newbuilding orderbook consisted of 111 vessels with a combined capacity of 18.7 million cbm, equivalent to 26.6% of the current global LNG carrier fleet capacity, according to Drewry. The delivery of these newbuildings will be spread out between 2018 and 2021.
According to Drewry, as of January 31, 2018, there were 56 LNG carriers in the size range of 149,000-155,000 cbm in the LNG trading fleet, of which 48 have membrane cargo containment system. There were four LNG carriers in the same size segment on orderbook. However, all of them have moss spherical containment system.
Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment and this could adversely impact the value of our assets and our future financial performance.
The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. If more advanced ship designs are developed in the future and new ships are built that are more efficient or more flexible or have longer physical lives than ours, competition from these more technologically advanced LNG carriers could adversely affect the charter hire rates we will be able to secure when we seek to re-charter our vessels upon expiration or early termination of our current charter arrangements and could also reduce the resale value of our vessels. This could also adversely affect our revenues and cash flows, including cash available for distributions to our unitholders.
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
An increase in operating expenses, dry-docking costs or bunker costs and other capital expenses could materially and adversely affect our financial performance.
Our operating expenses and dry-dock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of  the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating and dry-docking costs further, which could materially and adversely affect our results of operations.
In addition, capital expenditures and other costs necessary for maintaining a vessel in good operating condition generally increase as the age of the vessel increases. Accordingly, it is likely that the operating costs of our vessels and capital expenditures we are required to make will increase in the future which will have a direct impact on our future results or operations and cash flows.
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
In the event of damage to our owned vessels, the damaged vessel would be off-hire while it is being repaired, which would decrease our revenues and cash flows, including cash available for distributions to our unitholders. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay such repair costs, which would decrease our earnings and cash flows.
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
As of the date of this Annual Report, we have not secured any financing in connection with the potential acquisition of the remaining Initial Optional Vessels or the Additional Optional Vessels from our Sponsor since it is uncertain if and when such purchase options will be exercised, if at all. Our Sponsor has secured financing for the Initial Optional Vessels and, our Sponsor together with its joint venture partners, have secured financing for the Additional Optional Vessels.  In the event we acquire any or all of such Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us, subject to the satisfaction of certain conditions. Any such novation would be subject to each respective lender's consent. We may also seek to enter into new financing arrangements.
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
The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel's flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and five-year special surveys performed under the classification society's rules.
If any vessel does not maintain its class, it will lose its insurance coverage and be unable to trade, and the vessel's owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.
The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.
Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters or in the jurisdictional waters of the countries in which our vessels operate and in the countries in which our vessels are registered. These requirements relate to complying with applicable legislation and minimizing our environmental footprint (of our operations both onboard and ashore). We expect to incur substantial expenses in complying with these requirements, including, but not limited to, costs relating to air emissions including greenhouse gases, sulfur emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage. We could also incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

In addition, these requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, necessitate vessel modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our vessels and also to maintain environmental manuals and plans. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.
Additional laws and regulations may be adopted in the future that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel or costs related to the installation of scrubbers for cleaning exhaust gas) in order for us to maintain our vessels' compliance with international and/or national regulations. We also may become subject to additional laws and regulations or any new legislation that may come into effect if we enter new markets or trades.
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
Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or OPA, provide for potentially unlimited joint, several, and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. Vessels are required to carry onboard a ship-specific non-tank vessel response plan to address contingencies relating to discharges of any oil. In addition, many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the "London Convention."
Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a vessel owner's or operators' intentional or reckless conduct. The 2010 Deepwater Horizon oil spill has resulted in additional regulatory initiatives, including the raising of liability caps under OPA. On February 24, 2014, the U.S. Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability for off-shore facilities under OPA based on inflation, effective in January 2015. In April 2016, the U.S. Bureau of Safety and Environmental Enforcement, or BSEE, announced a new Well Control Rule; however, pursuant to orders by the U.S. President in early 2017, BSEE announced in August 2017 that this rule would be revised.
Compliance with OPA and other environmental laws and regulations also may result in vessel owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.
Please see "Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations."

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the "Kyoto Protocol", a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (MARPOL), and some countries have made voluntary pledges to control the emissions of greenhouse gasses.  For example, the 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  While the Paris Agreement does not directly limit greenhouse gas emissions from shipping, the EU made various commitments to reduce overall greenhouse gas emissions from its member states by 2020.  On June 1, 2017, the U.S. President announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.  The IMO's Marine Environment Protection Committee, or MEPC, has already approved two sets of mandatory requirements to address greenhouse gases from ships: the Energy Efficiency Design Index, or EEDI, and the Ship Energy Efficiency Management plan, or SEEMP. At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved.  In accordance with this roadmap, initial IMO strategy for reduction of greenhouse gas emissions needs to be developed by MEPC 72, which will be held in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our vessels and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
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
Because we operate our vessels worldwide in the geographic areas where our charterers do business, our operations may be affected by changing economic, political and governmental conditions in the countries where our vessels operate, where they are registered, or where our charterers are located. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea. In addition, we may be affected, either directly, or indirectly by continuing political tension in Europe between Russia and the Ukraine following Russia's annexation of Crimea through our customer Gazprom and our prospective customer Yamal, which are both based in Russia. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.
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
The threat of future terrorist attacks around the world and continuing instability in the Middle East and elsewhere  continue to cause economic uncertainty in the global financial markets and may affect our business, financial condition, results of operations and cash flows. In addition, LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Further, any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased vessel operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our charterers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business. We may not be adequately insured to cover losses from these incidents. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.
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
Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
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
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, the U.S. President announced he would not certify Iran's compliance with the JCPOA.  This did not withdraw the U.S. from the JCPOA or reinstate any sanctions.  However, the President must periodically review sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions suspended under the JCPOA.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the U.S.  and/or the EU or other international bodies in 2014 in response to recent events relating to Russia, Crimea and the Ukraine.  If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.
Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
The government of a jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our vessels, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our vessels would result in off-hire days under our time charters and may cause us to breach covenants in debt agreements, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.
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
Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the Partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the Partnership Agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We may issue additional equity securities, including securities senior to the common units, without the approval of our common unitholders, which would dilute the ownership interests of the common unitholders.
We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The issuance by us of additional common units or other equity securities of equal or senior rank may have the following effects:

•	our existing unitholders' proportionate ownership interest in us will decrease;
•	the amount of cash available for distribution per unit may decrease;
•	the relative voting strength of each previously outstanding unit may be diminished; and
•	the market price of our common units may decline.
We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.
We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, unitholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our partnership affairs are governed by our Partnership Agreement and by the Partnership Act. The provisions of the Partnership Act resemble the limited partnership laws of a number of states in the United States, most notably Delaware. The Partnership Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Partnership Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Partnership Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our General Partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our General Partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States. Further, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy of our Partnership, there may be a delay of bankruptcy proceedings and the ability of unitholders and creditors to receive recovery after a bankruptcy proceeding.
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

•	are brought in a derivative manner on our behalf;
•	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our General Partner, or owed by our General Partner, to us or the limited partners;
•	assert a claim arising pursuant to any provision of the Partnership Act; or
•	assert a claim governed by the internal affairs doctrine.
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

Risks Relating to our Indebtedness
Our debt levels could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
As of December 31, 2017, we had total outstanding long-term debt of $727.6 million, consisting of amounts outstanding under our $480.0 million senior secured term loan which we entered into in May 2017, or the Term Loan B, and our 2019 Notes. In addition, we have the ability to borrow an additional $30 million under our interest free $30 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.
Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes.  Covenants contained in our debt agreements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to make distributions to our unitholders. In addition, any downgrade of our credit ratings could, among other things, adversely affect the availability of other new financing on favorable terms, if at all, and could increase our cost of borrowing which could materially affect our business, financial condition and results of operations.
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
Certain of our existing and future debt agreements, which may be secured by mortgages on our vessels, impose and will impose certain operating and financial restrictions on us, mainly to ensure that the outstanding amount of the debt agreement does not exceed a certain percentage of the aggregate fair market value of the mortgaged vessel(s) under the applicable credit facility. For example, our Term Loan B, which is secured by, among other, first priority mortgages on the six vessels in our Fleet, requires maintenance of a loan to value ratio that does not exceed a specified percentage. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements.
In addition, certain of our debt agreements require us to satisfy certain other financial covenants, including maintenance of minimum free cash levels, minimum debt service coverage ratio, minimum net worth and a maximum leverage ratio.
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
A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our current or future debt agreements would prevent us from borrowing additional money under such debt agreements and could result in a default thereunder. Therefore, we may need to seek permission from our lenders in order to engage in some actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay distributions, including the minimum quarterly distributions on our common units and quarterly distributions on our Series A Preferred Units, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
Events of default under the Term Loan B include, among other things, the following:
•	failure to pay any principal, interest, fees, expenses or other amounts when due;
•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;
•	default under other indebtedness;
•	an event of insolvency or bankruptcy;
•	failure of any representation or warranty to be materially correct; and
•	a change of control whereby the Partnership or its affiliates no longer hold, indirectly or directly, 100% of the interests in Arctic LNG Carriers.
A violation of any of the provisions contained in our existing or future debt agreements may constitute an event of default under such debt agreement, which, unless cured or waived or modified by our lenders, provides our lenders with the right to, among other things, declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable, or to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our Fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."
Our subsidiaries conduct the substantial majority of our operations and own our operating assets, and the right to receive payments on our 2019 Notes is structurally subordinated to the rights of the lenders of our subsidiaries.
Our subsidiaries conduct the substantial majority of our operations and own our operating assets. As a result, our ability to make required payments on our 2019 Notes depends in part on the operations of our subsidiaries and our subsidiaries' ability to make distributions to us. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under our 2019 Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due on our 2019 Notes or to make funds available for that purpose. Our 2019 Notes are not be guaranteed by any of our subsidiaries or any other person.
The rights of holders of our 2019 Notes are structurally subordinated to the rights of our subsidiaries' lenders. A default by a subsidiary under its debt obligations would result in a block on distributions from the affected subsidiary to us. Our 2019 Notes are effectively junior to all existing and future liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

Our 2019 Notes are unsecured obligations and are subordinated to our secured debt.
Our 2019 Notes are unsecured and therefore are effectively subordinated to any secured debt we maintain or may incur to the extent of the value of the assets securing the debt. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on our 2019 Notes. As of December 31, 2017, we had $477.6 million of outstanding secured indebtedness. We will continue to have the ability to incur additional secured debt, subject to limitations in our credit facilities and the indenture governing our 2019 Notes. In addition, our 2019 Notes mature on October 30, 2019. If we are unable to refinance the 2019 Notes prior to maturity, we may not have sufficient funds to repay the 2019 Notes at maturity and if we cannot demonstrate our ability to refinance the 2019 Notes prior to their intended maturity our ability to continue as a going concern could be put into doubt.

Your investment in our 2019 Notes is subject to our credit risk.

Our Notes are unsecured general obligations of ours and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on our 2019 Notes, including the return of the principal amount at maturity or any redemption date, as applicable, depends on our ability to satisfy our other debt obligations as they come due. As a result, our actual and perceived creditworthiness may affect the market value of our 2019 Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of our Notes.

We may not have the ability to raise the funds necessary to purchase our 2019 Notes as required upon a change of control, and our existing and future debt may contain limitations on our ability to purchase our 2019 Notes.
Following the occurrence of a change of control event, as such is defined in the 2019 Notes indenture and supplement thereto, holders of our 2019 Notes have the right, at their option, to require us to purchase their Notes for cash. A change of control may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our then existing indebtedness. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the change of control purchase price in cash with respect to any 2019 Notes surrendered by holders for purchase upon a change of control. In addition, restrictions in our then existing credit facilities or other indebtedness, if any, may not allow us to purchase the 2019 Notes upon a change of control. Our failure to purchase the 2019 Notes upon a change of control when required would result in an event of default with respect to the 2019 Notes which could, in turn, constitute a default under the terms of our other indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the 2019 Notes and this could materially affect our financial condition.

Some significant restructuring transactions may not constitute a change of control, in which case we would not be obligated to offer to purchase our 2019 Notes.

Following the occurrence of a change of control event, as such is defined in the 2019 Notes indenture and supplement thereto, holders of our 2019 Notes will have the right, at their option, to require us to purchase their Notes for cash. However, the change of control provisions will not afford protection to holders of our 2019 Notes in the event of certain transactions that could adversely affect the 2019 Notes. For example, certain recapitalizations, refinancings or restructurings would not constitute a change of control requiring us to repurchase the 2019 Notes. In the event of any such transaction, holders of the 2019 Notes would not have the right to require us to purchase their Notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting holders of the 2019 Notes.

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
Market interest rates may adversely affect the value of our Series A Preferred Units.
One of the factors that will influence the price of our Series A Preferred Units will be the distribution yield on the Series A Preferred Units (as a percentage of the price of our Series A Preferred Units) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our Series A Preferred Units to expect a distribution yield higher than what is paid on our Series A Preferred Units, and higher interest rates would likely increase our borrowing costs which could potentially decrease funds available for distributions to our unitholders. Accordingly, higher market interest rates could cause the market price of our Series A Preferred Units to decrease.
The Series A Preferred Units are redeemable at our option.
        We may redeem, at our option, all or, from time to time, part of the Series A Preferred Units on or after August 12, 2020. If we redeem your Series A Preferred Units, you will be entitled to receive a redemption price equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the applicable series of the preferred units had such series of preferred units not been redeemed. We may elect to exercise our partial redemption right on multiple occasions.

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
Substantial future sales of our common units in the public market could cause the price of our common units to fall.
We have granted registration rights to our Sponsor and certain its affiliates pursuant to our Partnership Agreement. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we have or may file for ourselves or other unitholders. As of the date of this Annual Report, our Sponsor owns 15,595,000 common units. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. Any sale by our Sponsor of a number of our common units or other securities could cause the price of our common units to decline.

Our general partner, as the holder of all of the IDRs, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to our general partner's IDRs without the approval of the conflicts committee of our board of directors or holders of our common units. This may result in lower distributions to holders of our common units in certain situations.

Our general partner, as the holder of all of the incentive distribution rights, has the right, at a time when our general partner has received incentive distributions at the highest level to which it is entitled (49.9%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately prior to the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on certain percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the IDRs in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its IDRs and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to our general partner in connection with resetting the target distribution levels related to our general partner's IDRs.

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
Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, the United States source gross transportation income of a ship-owning or chartering corporation, such as ourselves, generally is subject to a 4% United States federal income tax, unless such corporation qualifies for exemption from tax under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.
Based on advice we received from Seward & Kissel LLP, our United States counsel, we believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2017, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see "Item 10. Additional Information—E. Taxation."
United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States unitholders.
A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of "passive income" or at least 50% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, and on an opinion of our United States counsel, Seward & Kissel LLP, we believe that we were not a PFIC in the year ended December 31, 2017 and do not expect to be a PFIC for any future taxable year. We have received an opinion of our United States counsel in support of this position that concludes that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for the year ended December 31, 2017 and each future year will arise from such time-chartering activities or other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such non passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for the year ended December 31, 2017 year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our United States counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.
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
A.          HISTORY AND DEVELOPMENT OF THE PARTNERSHIP
Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 29, 2013 for the purpose of owning, operating, and acquiring LNG carriers and other business activities incidental thereto.  In October 2013, we acquired from our Sponsor three LNG carriers, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), which we refer to as our Initial Fleet. In November 2013, we completed our underwritten IPO.
Pursuant to the Omnibus Agreement that we, and certain of our subsidiaries, have entered into with our Sponsor and our General Partner, we have the right (but not the obligation), subject to certain conditions, to acquire from our Sponsor certain identified LNG carriers or our Sponsor's ownership interest in each of the five entities that respectively own such LNG carriers, which we refer to throughout this Annual Report as the "Additional Optional Vessels," as applicable, and our Sponsor's ownership interest in the entities that own each of the four LNG carriers, the Clean Ocean, the Clean Planet, the Clean Horizon and the Clean Vision, which we refer to throughout this Annual Report as the "Initial Optional Vessels" and together with the Additional Optional Vessels, the "Optional Vessels." Please see "—Optional Vessels" for a description of these vessels.
As of the date of this Annual Report, we have outstanding 35,490,000 common units, 35,526 general partner units and 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units. Our Sponsor currently beneficially owns approximately 44.0% of the equity interests in the Partnership (excluding the Series A Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units.  In addition, we have outstanding $250.0 million aggregate principal amount 6.25% Senior Notes due 2019, or our 2019 Notes.  Our common units, our Series A Preferred Units and our 2019 Notes trade on the New York Stock Exchange, or NYSE, under the symbols "DLNG", "DLNG PR A", and "DLNG 19", respectively.
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
Vessel Acquisitions
In June 2014, we completed the acquisition of the Arctic Aurora, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $235.0 million. We funded the purchase price of this vessel using the net proceeds we received in the June 2014 offering of common units together with the proceeds we received from our $340 million senior secured revolving credit facility, which certain of our subsidiaries entered into with an affiliate of Credit Suisse (USA) LLC in 2014 and which has since been repaid in full, or our $340 Million Credit Facility.
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
In December 2015, we acquired the Lena River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $240.0 million. We funded the purchase price using the net proceeds we received from our offering of Series A Preferred Units, cash on hand and borrowings under our $200 million senior secured loan facility, which two of our vessel-owning subsidiaries entered into in December 2015 with ABN Amro NV and which has since been repaid in full, or our $200 Million Term Loan Facility.

Term Loan B

On May 18, 2017, we refinanced and repaid in full our $340 Million Credit Facility and our $200 Term Loan Facility with a new $480.0 million institutional senior secured term loan B due in 2023, or the Term Loan B. Arctic LNG Carriers Ltd. and Dynagas Finance LLC, our wholly-owned subsidiaries, serve as co-borrowers under the Term Loan B. The Term Loan B bears interest at LIBOR plus a margin and provides for 0.25% quarterly amortization on the principal and a bullet payment at maturity, in May 2023. The Term Loan B is secured by, among other things, the six LNG carriers in our Fleet.

In connection with the Term Loan B refinancing transaction, and pursuant to a contribution and conveyance agreement by and among us and certain of our wholly-owned subsidiaries, dated May 18, 2017, or the Contribution and Conveyance Agreement, (i) Dynagas Equity Holding Ltd., our wholly-owned subsidiary, which we refer to as Dynagas Equity, contributed its equity interests in (which represented 100% of the issued and outstanding share capital) of four of our vessel-owning subsidiaries to Arctic LNG Carriers Ltd., or Arctic LNG Carriers, and (ii) Quinta Group Corp. and Pelta Holdings S.A., our wholly-owned subsidiaries which then owned all of the outstanding share capital of two of our vessel owning subsidiaries, respectively, each contributed the entire share capital of its respective owned entity to Arctic LNG Carriers and were subsequently dissolved. As Dynagas Equity became the sole shareholder of Arctic LNG Carriers, the contributions did not result in a change of control of our business. Arctic LNG Carriers and Dynagas Finance LLC serve as borrowers under the Term Loan B.
For more information, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities."
Our principal executive offices are located at 23, Rue Basse, 98000 Monaco and our telephone number at that address is +377 9999 6445.
B.     BUSINESS OVERVIEW
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  Five of the six vessels in our Fleet are currently employed on multi-year time charters, which we define as charters of two years or more, with international energy companies, such as Gazprom and Statoil, providing us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates. We currently employ our one remaining LNG carrier on the short-term market on charter to PetroChina prior to its anticipated delivery to Gazprom in July 2018, when it will commence employment under a charter with term of approximately eight years. We believe our charterers place high confidence and reliance in our shipping services based on long expertise and the safe way in which we conduct our operations.
Since the end of the first fiscal year following our IPO, which occurred in November 2013, we have increased our quarterly distribution from $0.1746 per unit on a prorated basis for the period from the closing of our IPO through December 31, 2017, to $0.4225 per unit with respect to the quarter ended December 31, 2017. The timing and amount of future distributions to our unitholders is subject to change and may be decreased or increased in the future. Please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Distributions."
We intend to leverage the reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in transportation of energy or other energy-related projects including floating storage regassification units, floating power plants, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. We believe that the options and rights provide to us under the Omnibus Agreement with our Sponsor provide us with significant built-in growth opportunities. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through debt or equity offerings of our securities. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth. For further information on the risks associated with our business, please see "Item 3. Key Information—D. Risk Factors".

Our Fleet
As of March 8, 2018, we owned and operated a fleet of six LNG carriers, consisting of the three modern steam turbine LNG carriers in our Initial Fleet, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three modern tri-fuel diesel electric (TFDE) propulsion technology Ice Class LNG carriers that we subsequently acquired from our Sponsor the Arctic Aurora, the Yenisei River, and the Lena River, which we collectively refer to as our "Fleet." As of  March 8, 2017, the vessels in our Fleet had an average age of 7.6 years and are contracted under multi-year charters with an average remaining charter term of approximately 10.3 years, including the charter agreements into which we have already entered but whose terms have not yet commenced. The charter agreements with Yamal for the Yenisei River and the Lena River are subject to important conditions, which, unless satisfied, may result in the cancellation of the charter agreement at the charterer's option, in which case we would not realize any revenues under such charter agreements.
Since the end of the first fiscal following our IPO, which occurred in November 2013 and as of the date of this Annual Report, we have increased the total capacity of the vessels in our Fleet by approximately 104% whereas, we have increased our Fleet's estimated contract backlog from approximately $282 million to $1.48 billion and estimated wide average remaining charter duration from 3.3 years to 10.3 years.
Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. Georgios Prokopiou. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."
All of the vessels in our Fleet other than the Clean Energy have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, equivalent to ARC4 of the Russian Maritime Register of Shipping Rules, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, as of January 31, 2018, only sixteen LNG carriers, representing 3.5% of the LNG vessels in the global LNG fleet, have an Ice Class 1A and ice-class 1A super designation or equivalent rating. Moreover, in 2012, we were the first company in the world to operate LNG carriers on the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, and continue to be one of only two LNG vessel operators to currently do so. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.
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
According to Drewry, as of January 31, 2018, there were only 56 LNG carriers in the worldwide LNG trading fleet, including the six vessels in our Fleet, in the size range of 149,000-155,000 cbm, of which 48 have membrane cargo containment system. There were four LNG carriers in the same size segment in the order book, all of which are expected to have a moss spherical containment system, a well-established spherical containment system designed in Norway which has been in use for many years.

The following table sets forth additional information about our Fleet as of the date of this Annual Report:

Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration	Latest Charter Expiration	Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	PetroChina	May 2018	June 2018	n/a
					Gazprom	March 2026	April 2026 (1)	n/a
Ob River	2007	149,700	Yes	Steam	Gazprom	April 2018	May 2018	n/a
					Gazprom	March 2028	May 2028 (2)	n/a
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	August 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE *	Statoil	July 2021	September 2021(3)	September 2023	(3)
Yenisei River	2013	155,000	Yes	TFDE *	Gazprom	July 2018	August 2018	n/a
					Yamal	2033	2034	2049	(4)
Lena River	2013	155,000	Yes	TFDE *	Gazprom	September 2018	October 2018	n/a
					Yamal	2034	2035	2049/2050	(4)
*          As used in this Annual Report, "TFDE" refers to tri-fuel diesel electric propulsion system.
(1)
In October 2016, we entered into a time charter contract with Gazprom for the employment of the Clean Energy for a firm period of seven years and nine months. The charter is expected to commence in July 2018.

(2)	Upon its current contract expiration with Gazprom, the Ob River is expected to commence employment under a new multi-year time charter contract with the same charterer for a firm period of ten years.
(3)
In December 2017, we entered into a time charter contract with Statoil for the employment of the Arctic Aurora. This charter will be in direct continuation of the vessel's current charter with Statoil (interrupted only by the vessel's mandatory statutory class five-year special survey and dry-docking) and will have a firm period of three years +/- 30 days. Statoil will have the option to extend the charter term by two consecutive 12-month periods at escalated rates.

(4)
The Yenisei River and the Lena River are each contracted to commence employment with Yamal within six months and one year delivery windows starting from January 1, 2019 and July 1, 2019, respectively. We expect that these delivery windows will be narrowed, subject to our agreement with Yamal. The charter contracts for these two vessels with Yamal in the Yamal LNG Project each have an initial term of 15 years, which may each be extended by three consecutive periods of five years. Each of these time charter contracts is subject to important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation, early termination or amendment, before or after their charter term commences, in which case, we may not receive the contracted revenues thereunder.

The Optional Vessels

In connection with the closing of our IPO, we entered in an Omnibus Agreement with our Sponsor and our General Partner that initially provided us with the right to acquire from our Sponsor up to seven LNG carrier vessels within a specified period of time following their delivery to our Sponsor and at a purchase price to be determined pursuant to the terms and conditions of that agreement, which we refer to as the Initial Optional Vessels.
In addition, following an amendment to the Omnibus Agreement in April 2016, we also have the right to acquire from our Sponsor its interest, which is currently 49%, in each of the five entities that each owns a 172,000 cubic meter ARC7 LNG carrier, either on water or currently under construction, which we refer to as the Additional Optional Vessels, subject to the terms and conditions of the Omnibus Agreement, as amended.  Two of the Additional Optional Vessels have been delivered to the joint venture in which our Sponsor participates by 49% in the fourth quarter of 2017 and first quarter of 2018. The remaining three Additional Optional Vessels are scheduled to be delivered in the first quarter of 2019.  We refer to the Initial Optional Vessels and the Additional Optional Vessels, together, as the Optional Vessels.

We may exercise our right to purchase each of the Optional Vessels for a specified period following the date of delivery of such vessel from the shipyard, or as otherwise mutually extended by the parties to the Agreement.  For additional information, please see "—Rights to Purchase Optional Vessels" and "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."
Initial Optional Vessels
As of the date of this Annual Report, we have purchased from our Sponsor and have taken delivery of three of the Initial Optional Vessels: the Arctic Aurora in June 2014, the Yenisei River in September 2014, and the Lena River in December 2015. Our Sponsor owns, directly or indirectly, 100% of the equity interests of the entities that own the four remaining Initial Optional Vessels.  One of the four remaining Initial Optional Vessels, the Clean Ocean, is operating under a multi-year time charter with Cheniere, after which time, it is scheduled to commence employment under a long-term time charter for the Yamal LNG Project. Three of the Initial Optional Vessels, the Clean Planet, Clean Horizon, and Clean Vision, currently operate in an LNG carrier pool, or the Cool Pool, that was established on October 1, 2015, by our Manager, Golar LNG Limited and Gaslog Carriers Ltd., with a view to optimizing the operation of the pool vessels through improved scheduling, efficiencies and common marketing of the pooled vessels. Vessels operating in the Cool Pool are employed in the LNG spot market on charters of twelve months or less. Together with our Sponsor's three vessels, the Cool Pool currently consists of 18 LNG carriers.  In 2019, the Clean Planet, Clean Horizon, and Clean Vision are scheduled to commence employment under long-term charters with Yamal.
Additional Optional Vessels
In August 2015, our Sponsor and two unrelated third-parties, Sinotrans and China LNG Shipping, entered into a joint venture, pursuant to which they agreed to share in the ownership and operation of the Additional Optional Vessels. Our Sponsor currently owns a 49% ownership interest in each of the five entities that each owns an Additional Optional Vessel, and Sinotrans and China LNG Shipping equally split the remaining 51% ownership interest of each such entity. Three of the Additional Optional Vessels are currently under construction at Daewoo Shipbuilding & Marine Engineering Co., or "DSME".  Two of the Additional Optional Vessels were delivered to the joint venture in the fourth quarter of 2017 and first quarter of 2018 and three of the Additional Optional Vessels are expected to be delivered in the first quarter of 2019. Upon each of their deliveries, the Additional Optional Vessels are scheduled to commence employment under long-term charters for the Yamal LNG Project. Our Manager will provide vessel management services for the Additional Optional Vessels.
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
Specifications of the Optional Vessels
Each of the Optional Vessels has or is expected to have Ice Class designation, or its equivalent, for hull and machinery. The Initial Optional Vessels are equipped with a membrane containment system. The compact and efficient utilization of the hull structure reduces the required principal dimensions of the vessel compared to earlier LNG designs and results in relatively higher fuel efficiency and smaller quantities of LNG required for cooling down vessels' tanks. In addition, the Initial Optional Vessels are equipped with a tri-fuel diesel electric propulsion system, which is expected to reduce both fuel costs and emissions.

The five 172,000 cubic meter ARC7 Additional Optional Vessels are or will be capable of all year round operation at temperatures up to negative fifty degrees Celsius. High Ice Class Arc 7 allows them to navigate independently in ice of up to 2.1 meters thick. The Additional Optional Vessels are equipped with three Azipod propulsion units of 45 megawatt joint capability, which is comparable to the capability of a nuclear icebreaker.

The following table provides certain information about the Optional Vessels as of the date of this Annual Report.

Vessel Name	Shipyard(4)	Delivery Date	Cargo Capacity Cbm	Ice Class	Charter Commencement	Pool / Charterer	Earliest Charter Expiration
Initial Optional Vessels:
Clean Ocean(1)	HHI	Q2-2014	162,000	Yes	Q2 2015	Cheniere & Yamal	2035
Clean Planet(2)	HHI	Q3-2014	162,000	Yes	2019	Cool Pool & Yamal	2034
Clean Horizon(2)	HHI	Q3-2015	162,000	Yes	2019	Cool Pool & Yamal	2034
Clean Vision(2)	HHI	Q1-2016	162,000	Yes	2019	Cool Pool & Yamal	2034
Additional Optional Vessels*:
Boris Vilkitsky (3)	DSME	Q4-2017	172,410	Yes	2017	Yamal	Q4-2045
Fedor Litke (3)	DSME	Q1-2018	172,410	Yes	2018	Yamal	Q4-2045
Hull No.2427(3)	DSME	Q1-2019	172,410	Yes	2019	Yamal	Q4-2045
Hull No.2428(3)	DSME	Q1-2019	172,410	Yes	2019	Yamal	Q4-2045
Hull No.2429(3)	DSME	Q1-2019	172,410	Yes	2019	Yamal	Q4-2045

*	Our Sponsor directly or indirectly owns a 49.0% interest in these vessels.
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

(3)
Upon its delivery from the shipyard, vessel operates/will operate under a fixed rate time charter contract for the Yamal LNG Project until December 31, 2045, plus two consecutive five-year extension options.

(4)	As used in this Annual Report, "HHI" refers to the shipyard Hyundai Heavy Industries Co. Ltd and "DSME" refers to the shipyard Daewoo Shipbuilding & Marine Engineering Co.
Rights to Purchase the Optional Vessels
Under the Omnibus Agreement, we have the right, subject to certain conditions, to purchase from our Sponsor the Initial Optional Vessels and our Sponsor's ownership interest in the entities that respectively own the Additional Optional Vessels at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. The purchase rights relating to the Initial Optional Vessels each expired 24 months following the respective delivery of each Initial Optional Vessel from the shipyard, but have since been extended by mutual agreement with our Sponsor and the approval of our Conflicts Committee. With respect to the Clean Ocean and the Clean Planet, we have agreed with our Sponsor to extend the purchase option deadlines until March 31, 2018 and we expect that we may agree with our Sponsor to further extend these deadlines. With respect to the Clean Horizon and Clean Vision, we have agreed with our Sponsor to extend the purchase option deadlines to December 31, 2018. The remaining Initial Optional Vessels have been financed by our Sponsor under sale leaseback arrangements. Pursuant to the terms of our Sponsor's existing sale leaseback arrangements, which would require us to assume, among other things, such sale leaseback arrangements and fulfill certain other conditions, we may exercise our right to purchase each of the Initial Optional Vessels pursuant to the Omnibus Agreement.
With respect to our Sponsor's ownership interest in the entities that own the Additional Optional Vessels, our purchase rights expire within 24 months following the expiration, without acceptance, of our 30-day option to purchase such interests pursuant to the Omnibus Agreement, so long as such Additional Optional Vessels are employed under a long-term charter of four or more years upon their respective delivery dates). We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee, to extend or further extend, as applicable, the purchase option exercise period, but there can be no assurances that our Sponsor will grant such extensions.

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
The purchase price of the Initial Optional Vessels or our Sponsor's ownership interest in the Additional Optional Vessels, as the case may be, as finally determined by an independent appraiser, may be an amount that is greater than what we are able or willing to pay or we may be unwilling to proceed to purchase such vessel if such acquisition would not be in our best interests. We will not be obliged to purchase the Optional Vessels at the determined price, and, accordingly, we may not complete the purchase of such vessels, which may have an adverse effect on our expected plans for growth. In addition, our ability to purchase the Optional Vessels, should we exercise our right to purchase such vessels, is dependent on our ability to obtain additional financing to fund all or a portion of the acquisition costs of these assets.
Our Sponsor has secured financing for the Initial Optional Vessels and, our Sponsor, together with its joint venture partners, has secured financing for the Additional Optional Vessels.  In the event we acquire any or all of such Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us, subject to the satisfaction of certain conditions. Any such novation would be subject to each respective lender's consent.  We may also seek to enter into new financing arrangements. As of the date of this Annual Report, we have not secured any financing in connection with the potential acquisition of any of the remaining Optional Vessels. Please see "Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected."
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
The Ob River, Yenisei River, Amur River and the Lena River are currently employed with Gazprom under time charter contracts with an average remaining term of approximately 5.3 years as of March 8, 2018, based on the earliest redelivery under our charters. The Ob River is further contracted to Gazprom for a charter term of 10 years, upon the expiration of its current charter in the second quarter of 2018.
The Yenisei River and the Lena River are expected to be redelivered to us under their current charters at the earliest in July and September 2018, respectively, and are expected to commence employment under their new charters with Yamal within six months and one year delivery windows starting from January 1, 2019 and July 1, 2019, respectively. We expect that these delivery windows will be narrowed, subject to our agreement with Yamal. The charters for these two vessels with Yamal in the Yamal LNG Project each have an initial term of 15 years, which may be extended for three consecutive periods of five years. These charter contracts are subject to important conditions, which, if not satisfied, or waived by the charterer, may result in cancellation, early termination, or amendment of the charter, before or after their charter term commences, in which case we may not receive the contracted revenues under such charter agreements.  These conditions include, but are not limited to, requirements with respect to our Sponsor and certain of its affiliates, which may be outside of our control. We can provide no assurance that these two vessels will be able to commence employment under the Yamal LNG Project charter agreements or realize any revenues under such charter agreements.
On December 20, 2017, we entered into a new three year charter agreement with Statoil for the employment of the Arctic Aurora. The new Statoil charter is expected to commence in the third quarter of 2018 in direct continuation of the vessel's current charter with Statoil (interrupted only by the vessel's mandatory statutory class five-year special survey and dry-docking) and will have a firm period of about 3 years +/- 30 days. Statoil will have the option to extend the charter term by two consecutive 12-month periods at escalated rates.

In April 2017, the Clean Energy was redelivered to us by Shell at which time we entered into consecutive short-term charters to employ the vessel. In October 2017, we delivered the Clean Energy to PetroChina and on December 18, 2017, PetroChina exercised its right to extend the current charter period for the vessel by a minimum period of approximately four months. As of the date of this Annual Report, the Clean Energy is expected to be redelivered to us under the charter, as extended, at the earliest, in May 2018 and at latest, in June 2018, prior to its delivery to Gazprom in July 2018, when the vessel is expected to commence a time charter with a term of approximately eight years.
Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of March 8, 2018 we had estimated contracted revenue backlog of approximately $1.48 billion with average remaining contract duration of 10.3 years.
We may not be able to perform under these contracts due to events within or beyond our control, and our counterparty may seek to cancel or renegotiate our contracts for various reasons.  Our inability or the inability of our counterparty, to perform under the respective contractual obligations may affect our ability to realize the estimated contractual backlog listed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project for which certain of our vessels are contracted to be employed is abandoned or underutilized due to changes in the demand for LNG.
For information on our customer concentration, please see Item 11. "Quantitative and Qualitative Disclosure About Market Risk—Concentration of Credit Risk."
The International Liquefied Natural Gas (LNG) Shipping Industry
All the information and data presented in this section, including the analysis of the various sectors of the international liquefied natural gas (LNG) shipping industry has been provided by Drewry Shipping Consultants, Ltd., or Drewry, an independent consulting and research company. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information herein and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.
Overview of Natural Gas Market
Natural gas is one of the key sources of global energy; the others include oil, coal, hydroelectricity and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas' share of total global primary energy consumption has risen from 18% in 1970 to 24% in 2017.
Natural Gas Share of Primary Energy Consumption: 1970-20171
(% – Based On Million Tonnes Oil Equivalent)

(1) Estimate
Source: Industry sources, Drewry

Natural gas has a number of advantages that will make it a competitive source of energy in the future. Apart from being abundant in supply natural gas is the lowest carbon-intensive fossil fuel, least affected by the various regulatory policies aimed to curb greenhouse gas emissions. In recent years, consumption of natural gas has risen steadily due to global economic growth, increasing energy demand, consumers' desires to diversify energy sources, market deregulation, competitive pricing, and recognition that natural gas is a cleaner energy source as compared to coal and oil. The level of carbon dioxide emissions and pollutants from natural gas in power generation are half the level produced from coal.
Natural gas is primarily used in power generation (electricity) and for heating. According to BP statistical review of world energy (June 2017), worldwide natural gas reserves are estimated at 187 trillion cubic meters (cbm), which is enough for 53 years of supply at current rates of consumption. Over the past decade, natural gas consumption has risen 2% per annum, with growth of 5% per annum in the Middle East and the Asia-Pacific and 4% per annum in Africa.
In the last decade, a large part of the growth in natural gas consumption has been accounted for by Asia and the Middle East regions, where gas consumption is up nearly 1.6 times between 2007 and 2017.
World Natural Gas Consumption: 1970-20171
(Million Tonnes Oil Equivalent)

(1) Estimate
Source: Industry sources, Drewry
The International Energy Agency (IEA) has stated that global natural gas reserves are large enough to accommodate rapid expansion of natural gas demand for several decades to come. Although, natural gas reserves and production are widespread across the globe, the geographical disparity between areas of production and areas of consumption has been the principal stimulus of international trade in natural gas.

World Natural Gas Production: 1970-20171
(Million Tonnes Oil Equivalent)

(1) Estimate
Source: Industry sources, Drewry

Natural gas production in North America has increased due to the emergence of shale gas reserves and new techniques such as horizontal drilling and hydraulic fracturing to access and extract these reserves. United States (U.S.) domestic gas production has exceeded domestic gas consumption for a large part of the year, which may reduce future gas import rates. Additionally, rising U.S. domestic production may drive down domestic gas prices and raise the likelihood of U.S. gas exports.
As a result of these developments, the North American gas market is moving in a different cycle from the rest of the world, and there is a price differential with other markets as indicated in the chart below. Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, the interest in exporting LNG gas from the U.Ss has grown and a number of new liquefaction plants are now planned. This price differential, however, has been reduced substantially since 2014, which is attributable to a sharp drop in the LNG prices in the international market, and which has led to delay in some new planned facilities. In the later part of 2017, the price of natural gas in Asia increased steeply following a surge in the Chinese LNG imports. This led to an increase in the price differential between the Asia and the U.S., which prompted arbitrage trade.

Natural Gas Prices: 2007-2017
(U.S. $ per MMBtu)

Source: Drewry
The LNG Market
To turn natural gas into a liquefied form, natural gas must be super cooled to a temperature of approximately minus 260 degrees Fahrenheit. This process reduces the gas to approximately 1/600th of its original volume in a gaseous state. Reducing the volume enables economical storage and transportation by ship over long distances. LNG is transported by sea in specially built tanks on double-hulled ships to a receiving terminal, where it is unloaded and stored in heavily insulated tanks. The LNG is then returned to its gaseous state, or regasified in regasification facilities at the receiving terminal. Finally, the regasified LNG is shipped by pipeline for distribution to natural gas customers.

Source: Drewry
LNG Supply
Globally, 80.7 million tonnes of new LNG production capacity is under construction, 195.7 million tonnes of new LNG production capacity is planned, and 471 million tonnes of speculative LNG production capacity is under consideration, but for which no confirmed plans exist.

World LNG Production Capacity – January 2018
(Million Tonnes per Annum)

Source: Drewry
As such, LNG production capacity will expand significantly as several new production facilities which are now under construction and due on stream in the next few years. Generally, every additional one million tonnes of LNG productive capacity creates demand for up to two LNG carriers in the 150,000 cbm size range.
In the last decade, more countries have entered the LNG export market. In December 2017, there were 22 producers and exporters of LNG compared with just 13 in 2005. As a result, world trade in LNG has risen from 138 million tonnes in 2005 to an estimated 285 million tonnes in 2017.
LNG Exports: 2005-20171
(Million Tonnes)

	ALG	USA#	LIB	BRU	UAE	INO	MAL	AUS	QAT	TNT	NIG	OMA	EGY	EQG	NOR	RUS	YMN	PER	FRA	BEL#	ESP#	Papua	Others##	Total
2005	18.7	1.3	0.6	6.7	5.2	23.0	20.8	10.8	19.8	10.2	8.8	6.7	5.1	-	-	-	-	-		-	-	-	-	137.8
2006	18.0	1.3	0.5	7.2	5.2	21.6	20.5	13.2	22.7	11.9	12.8	8.4	10.9	-	-	-	-	-		-	-	-	-	154.1
2007	18.0	0.9	0.6	6.8	5.5	20.3	21.7	14.8	28.1	13.2	15.4	8.9	9.9	1.0	0.1	-	-	-		-	-	-	-	165.3
2008	15.5	0.7	0.4	6.7	5.5	19.6	21.8	14.8	29.0	13.0	15.3	8.0	9.9	4.1	1.6	-	-	-		-	-	-	-	165.6
2009	15.3	0.6	0.5	6.4	5.1	19.0	21.6	17.7	36.1	14.4	11.7	8.4	9.4	3.4	2.3	4.8	0.3	-		0.2	-	-	-	177.2
2010	14.1	1.2	0.0	6.4	5.8	22.9	22.3	18.5	55.3	15.1	17.4	8.4	7.1	3.8	3.4	9.8	4.0	1.3		0.4	-	-	-	217.2
2011	12.5	1.5	0.1	6.9	5.8	21.3	24.3	18.9	74.9	13.8	18.9	8.0	6.3	3.8	2.9	10.5	6.5	3.7		0.4	0.5	-	-	241.5
2012	10.5	0.5	-	6.6	5.5	17.5	23.2	20.5	76.7	13.7	19.9	8.2	4.9	3.5	3.3	10.8	5.2	3.9		0.3	1.2	-	0.7	236.9
2013	10.9	0.1	-	6.9	5.4	16.4	24.7	22.1	77.0	14.4	16.3	8.4	2.7	3.7	2.8	10.4	7.0	4.1		1.1	2.1	-	0.9	237.5
2014	12.6	0.3	-	6.0	5.8	15.8	24.8	23.1	75.5	14.1	18.5	7.8	0.3	3.7	3.9	10.6	6.5	4.2		1.1	3.8	3.4	1.5	243.3
2015	11.8	0.6	-	6.4	5.6	16.0	24.9	29.0	77.6	12.4	20.1	7.4	-	3.6	4.4	10.6	1.4	3.6		0.9	2.3	7.1	1.4	247.4
2016	11.6	3.2	-	6.0	5.4	15.5	23.4	41.5	76.2	10.4	17.3	7.8	0.5	3.2	4.6	10.2	-	4.0	1.1	-	0.1	7.6	3.2	253.0
2017 (E)	15.5	16.1	-	5.6	5.9	17.3	23.4	56.6	79.4	8.8	16.1	8.0	0.2	3.1	2.5	11.0	-	4.0	1.1	0.0	0.0	8.5	2.0	285.0
% Change 17-16	33.0%	402.1%	-	-6.8%	8.8%	11.4%	-0.3%	36.4%	4.1%	-16.0%	-7.1%	2.4%	-55.6%	-0.4%	-46.0%	7.4%	-	-0.5%	4.0%	-	-100.0%	11.7%	-36.7%	12.6%
# Include re-exports
## Includes re-exports from Brazil, France, Portugal, South Korea, Japan and Greece
(1) Estimate
Source: Drewry

Historically, LNG exporters were located in just three regions: Algeria and Libya in North Africa, Indonesia, Malaysia, Brunei and Australia in Southeast Asia/Australasia, and Abu Dhabi and Qatar in the Middle East (excluding smaller scale LNG exports from Alaska). However, the entry of Trinidad and Tobago, Nigeria and Norway has added a significant regional diversification to LNG exports in the Atlantic basin. Equally, the addition of Oman as an exporter and the rapid expansion of Qatari production have also positioned the Middle East as an increasingly significant player in the global LNG business. Qatar is now the world's largest producer and exporter of LNG, accounting for close to 28% of all trade in LNG.
U.S. LNG exports have ramped up significantly in the last two years, increasing from 3.2 million tonnes in 2016 to 16.1 million tonnes in 2017. The U.S.'s LNG exports have mainly benefited from the Sabine Pass LNG terminal, launched in 2016 with four active trains active by the end of January 2018. Currently, six LNG export terminals are being built in the U.S., (including two more trains at the Sabine Pass LNG terminal), with an aggregate export capacity of 56 million tonnes per annum.  In the fourth quarter of 2017, Russia has started the first phase of its Yamal LNG project in Russia commenced its first phase of production with a nameplate capacity of 5.5 million tonnes. The second train of the Yamal LNG project is expected to start in 2018, and the third train will become operational in 2019. This project will have an overall capacity of 16.5 million tonnes when fully operational.
LNG Demand
In tandem with the growth in the number of LNG suppliers, there has been a corresponding increase in the number of importers. In 2005, there were 15 countries importing LNG; by December 2017 the number of countries importing LNG increased to 34.
LNG imports by country between 2005 and 2017 are shown in the table below. Despite diversification in the number of importers, Japan, South Korea, and China provide the backbone of LNG trades, collectively accounting for 55% of total LNG imports as of the end of December 2017. China's LNG imports surged in 2017 and it had surpassed South Korea to become the second biggest LNG importing nation. There has also been strong growths of LNG imports by India, Taiwan and Spain due to increasing demand in the power sector in those countries and  a focus by each respective government on and those the use of natural gas as a source of energy to reduce air pollution caused by conventional sources of energy.
The Chinese imports of LNG commenced in 2006, and have grown exponentially from a mere 0.7 million tonnes in 2006 to 38.3 million tonnes in 2017. China's LNG imports expanded by 53% year over year in 2017 as China took steps to shift from coal to natural gas for heating households during the winter. The sharp rise in the China's LNG imports is attributed to its government's stated policy of to increase the share of gas in the overall Chinese energy demand. The Chinese government is taking strong measures to shift from coal to natural gas to reduce pollution. China's 13th Five-Year Plan aims to reduce coal's share in the overall energy mix – from 64% in 2015 to 58% in 2020, while increasing the use of gas from 6% to10% between 2015 and 2020.The increased emphasis on LNG as a source of energy is the result of China's aim to cut its greenhouse gas emissions, per unit of GDP, by 60-65% between 2005 and 2030.

LNG Imports by Country 2005-20171
(Million Tonnes)

Importer	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017 (E)
Argentina	-	-	-	0.3	0.7	1.3	3.2	3.4	4.7	4.8	4.3	3.8	4.3
Belgium	2.2	3.1	2.3	2.1	4.8	4.7	4.8	3.1	1.6	2.1	2.8	2.1	1.0
Brazil	-	-	-	-	0.3	2.0	0.8	2.5	4.1	5.8	5.2	2.2	2.5
Canada	-	-	-	-	0.7	1.5	2.4	1.3	0.8	0.6	0.5	0.2	0.3
Chile	-	-	-	-	0.5	2.2	2.8	3.0	3.0	2.8	3.1	3.1	3.6
China	-	0.7	2.8	3.2	5.6	9.3	12.1	14.6	18.3	19.8	19.1	25.0	38.3
Dom. Rep.	0.2	0.2	0.3	0.3	0.4	0.6	0.7	0.9	1.2	0.9	1.3	1.3	1.5
Egypt	-	-	-	-	-	-	-	-	-	-	2.8	0.6	0.6
France	9.4	10.1	9.5	9.2	9.5	10.2	10.6	7.5	6.4	5.4	4.8	7.0	8.0
Greece	0.3	0.4	0.6	0.7	0.5	0.9	0.9	0.7	0.5	0.4	0.3	0.0	1.1
India	4.4	5.8	7.3	7.9	9.2	8.9	12.5	15.0	12.8	13.8	15.9	16.5	17.7
Indonesia	-	-	-	-	-	-	-	0.7	1.0	1.6	2.0	2.0	2.3
Israel	-	-	-	-	-	-	-	-	0.4	0.3	0.4	0.0	0.0
Italy	1.8	2.3	1.8	1.1	2.1	6.6	6.4	5.2	3.7	3.5	4.3	4.1	5.8
Japan	55.7	59.8	64.8	67.3	62.7	68.2	78.1	86.7	87.0	88.0	86.2	79.2	84.0
Jordan	-	-	-	-	-	-	-	-	-	-	2.9	3.3	3.3
Kuwait	-	-	-	-	0.7	2.0	2.3	2.0	1.6	2.7	2.7	2.7	2.7
Lithuania	-	-	-	-	-	-	-	-	-	0.1	0.4	0.0	0.0
Malaysia	-	-	-	-	-	-	-	0.1	1.5	1.7	1.6	1.2	1.5
Mexico	-	0.7	1.6	2.6	2.6	4.2	3.0	3.5	5.7	6.8	5.2	4.3	4.4
Netherlands	-	-	-	-	-	-	0.6	0.6	0.6	0.4	0.4	1.1	1.1
Pakistan	-	-	-	-	-	-	-	-	-	-	1.1	2.9	3.7
Portugal	1.2	1.4	1.7	1.9	2.1	2.2	2.2	1.5	1.8	1.2	0.7	0.7	1.5
Puerto Rico	0.5	0.5	0.5	0.6	0.6	0.6	0.5	1.0	1.3	1.3	1.2	0.9	1.2
South Korea	22.2	24.9	25.1	26.7	25.1	32.4	36.0	35.9	39.6	37.3	31.9	32.1	37.6
Spain	16.0	17.8	17.7	21.0	19.7	20.1	17.6	14.7	10.9	11.5	9.5	9.6	10.3
Singapore	-	-	-	-	-	-	-	-	0.9	1.9	2.2	2.2	2.2
Taiwan	7.0	7.4	8.0	8.8	8.6	10.9	11.9	11.7	12.6	13.2	13.7	14.2	17.9
Thailand	-	-	-	-	-	-	0.7	1.0	1.5	1.4	2.6	3.1	3.4
Turkey	3.6	4.2	4.4	3.9	4.2	5.8	4.5	5.7	4.0	5.3	5.5	5.6	6.4
UAE	-	-	-	-	-	0.1	1.0	1.0	1.1	1.3	1.6	1.5	1.5
UK	0.4	2.6	1.1	0.8	7.5	13.6	18.5	10.0	6.8	6.1	9.4	7.7	5.8
USA	13.0	12.1	15.9	7.3	9.3	8.9	7.3	3.7	2.0	1.2	1.9	1.8	1.7
Africa												7.4	7.3
Other*	-	-	-	-	-	-	-	-	-	-	-	3.4	0.7
World Total	137.8	154.1	165.3	165.6	177.2	217.3	241.5	236.9	237.4	243.3	247.3	253.0	285.0

(1) Estimate
Source: Drewry

Further expansion of regasification and terminal import infrastructure which is now underway will support the continued growth in Chinese LNG imports. China is not dissimilar from the U.S. in that it has large deposits of shale gas although geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies, creating a demand for imported LNG. Monthly trends in LNG imports among Asian importers between 2005 and December 2017 are shown in the chart below.
Asian LNG Imports: 2005-2017
(Tonnes)

Source: Drewry
International Trade in Natural Gas
Generally, a pipeline is the most economical way of transporting natural gas from a producer to a consumer, provided that the pipeline is not too distant from the natural gas reserves. However, for some areas, such as the Far East, the lack of an adequate pipeline infrastructure means that natural gas must be turned into a liquefied form (LNG). The conversion into LNG is the only economical and feasible way that natural gas can be transported over long distances. Additionally, sea transportation of LNG is a more flexible solution than pipeline as it can accommodate required changes in trade patterns that are economically or politically driven.
International trade in natural gas has grown more than 50% between 2006 and 2017, with the volume of LNG trade at 1.8 times since 2006. International trade in natural gas accounts for one-third of total natural gas trade. As a result, LNG has captured a growing share of international gas trade, primarily due to the diversification of consumers, flexibility among producers, cost-efficient transport, and competitive gas prices.

World Natural Gas Trade 2006-20171
(Billion Cubic Meters)

((1) Estimate
Source: Drewry
LNG Shipping Routes
Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2017, the principal trade routes for LNG shipping included: Qatar to Europe (the United Kingdom and Italy), Qatar to Asia (India, Japan, and South Korea), Australia to Asia (China and Japan), and Malaysia to Japan. With the ramping up of the liquefaction projects in the U.S. and Russia, more cargo will be exported from these countries to Europe and Asia.
One important result of the geographical shifts in LNG production and consumption is the higher rate of growth in demand for shipping services, expressed in terms of ton miles, as compared to that of the underlying increases in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and the discharge port on each voyage. Over the last decade, demand for LNG shipping services, expressed in terms of ton miles, has increased at a compound average growth rate (CAGR) of 5.9%, compared with a 5.6% increase in the volume of cargo carried.

LNG Seaborne Trade 2005-20171

(1) Estimate
Source: Drewry

LNG Trades Requiring Ice Class Tonnage
Ice Class Vessel Classifications
Ice class designations are assigned to ships that are strengthened to navigate in specific ice conditions. Ice class vessels are governed by different ice class rules and regulations depending on their respective area of operations.
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

The FSICR and the system of ice navigation operated during the winter months in the Northern Baltic are the most well-developed criteria and standards for ice navigation. The system of ice navigation comprises three fundamental elements:
•	Ice class merchant vessels (compliant with the FSICR for navigation in the northern Baltic);
•	Fairway navigation channels; and
•	Ice breaker assistance.
Year-round navigation and continuity of trade using the above three fundamental elements were first introduced in the northern Baltic Sea areas during the 1960s. The current FSICR, as well as the system of ice navigation, has evolved over the years to its current state.
Requirement for Ice Class Tonnage
The FSICR include technical requirements for hull and machinery scantlings as well as for the minimum propulsion power of ships. The hull of ice class vessels and the main propulsion machinery must be safe. The vessel must have sufficient power for safe operations in ice-covered waters. During normal operations, the vessels will require strengthened hull structures in anticipation of encounters with various ice interaction loadings.
In addition to the ice class rules, ships are required to comply with requirements set by the maritime authorities in various jurisdictions. For example, the Russian marine operations headquarters accepts ships with ice-strength functionalities according to or at least the equivalent of FSICR 1B and compliance with crewing and icebreaker assistance requirements in order to operate in the Northern Sea Route (NSR).

Ice Class LNG Fleet
The number of ships in the international LNG fleet with an ice class standard is very low. As of January 2018, there were only 16 LNG carriers with Ice Class 1A and Ice-Class 1A Super Standard in operation and ten vessels on order.
Northern Sea Route (NSR)
Currently, NSR cargo flows are dominated by oil, gas and mineral exports, particularly coal and ore. Demand for shipping for these commodities in the region has been increasing in recent years, driven by several key factors, including:
•	a reduced level of sea ice has extended the summer shipping season in the Arctic and is making some areas easy to navigate;
•	an increase in mineral resource development activities in the Arctic;
•	commodity demand growth in Asian economies;
•	technological developments which have made NSR a more feasible shipping route; and
•	chronic political problems in the Middle East, piracy in North Africa, and non-transparent commercial disputes over the Suez in Egypt.
These factors have made NSR a promising alternative.
Northern Sea Route

Source: Drewry

As a result, the NSR experienced strong growth in trade volumes between 2010 and 2013, illustrated in the table below.  However, transit traffic on the NSR fell substantially in 2014 and 2015, with only 23 and 18 vessels passing through in the respective years. In 2016, cargo volumes rebounded, partly because construction materials for the Yamal LNG plant were handled at Port of Sabetta on the Yamal Peninsula.

Northern Sea Route — Transit traffic

	2010	2011	2012	2013	2014	2015	2016
Number of Vessels	4	34	46	71	23	18	19
Total Cargo Volume (tons)	111,000	820,789	1,261,545	1,355,897	274,000	39,586	214,513

Source: Drewry, Centre for High North Logistics
In early 2017, the most suitable LNG terminal on the NSR for loading LNG for transport to the Far East was located in Northern Norway. The NSR to Japan is approximately 45% shorter than traditional shipping routes generally sailing through the Suez Canal. The Arctic route allows ships to save on time, fuel, and cut back on environmental emissions.
Russia began production at its Yamal LNG project in December 2017. The Yamal project (located in remote northern Russia, above the Arctic Circle) is expected to add approximately 16.5 million tonnes of LNG to global supply at full operational capacity in 2020. Drewry expects that increased Russian LNG will indirectly reduce demand for conventional LNG vessels because the transportation from Yamal to Asian and European countries will require a specialized category of ice-breaker LNG carriers capable of taking the shorter Arctic route. Additionally, the price competitiveness of Russian LNG compared with the U.S. is likely to boost Russian exports.
Russia will be able to deliver LNG at a lower price than most of its competitors due to the low feedstock cost of the world's most complex LNG project and the introduction of a shorter shipping route. Furthermore, the project has benefitted from the Russian government's support, including a 12-year exemption from mineral extraction tax, no export taxes on LNG, and government-subsidized construction of the port of Sabetta.
Special Ice-Class LNG vessels will be required to pass the NSR via the Bering Strait, which will enable vessels to reach Asia in 15 days, while the conventional route via the Suez Canal takes 30 days. This, in turn, will benefit importers by reducing the voyage time and transportation expenses.
In general, ships below 1A Ice-Class will not be allowed to trade on NSR, which provides an advantage to vessel owners with ice class tonnage. Furthermore, vessel owners/operators with experience operating in ice conditions will have a competitive advantage over the traditional operators that make occasional voyages into the region during the winter months.
The LNG Fleet

LNG carriers are specialist vessels designed to transport LNG between liquefaction facilities and import terminals. They are double-hulled vessels with a sophisticated containment system that holds and insulates LNG to maintain it in liquid form. Any LNG that evaporates during the voyage and converts to a natural gas (normally referred to as boil-off) can be used as fuel to help propel the ship.
Among the existing fleet, there are several different types of containment systems used on LNG carriers, but the two most popular systems are:
•
The Moss Rosenberg spherical system, which was designed in the 1970s and is used by a large portion of the existing LNG fleet. In this system, multiple self-supporting, spherical tanks are built independent of the carrier and arranged inside its hull.

•
The Gaz Transport membrane system, which is built inside the carrier and consists of insulation between the thin primary and secondary barriers. The membrane is designed to accommodate thermal expansion and contraction without overstressing the membrane.

However, most new vessels are being built with membrane systems such as the Gaz Transport system. This trend is primarily a result of lower Suez Canal fees and related costs associated with passage through the Suez Canal, often required for many long-haul trade routes. In addition, ships with membrane systems, such as the Gaz Transport membrane system, tend to operate more efficiently with less wind resistance as compared to the ships with Moss Rosenberg systems. Generally, ships with membrane systems achieve better speed due to improved hull utilization, reduced cool down time, and better terminal capacity.

LNG Fleet

The cargo capacity of an LNG carrier is measured in cbm. As of January 31, 2018, the worldwide fleet totaled 456 ships with a combined capacity of 70.5 million cbm. The breakdown of the fleet by vessel size is shown below.
The LNG Fleet by Vessel Size: January 31, 2018

Size	No.	000 Cbm
18-49,999 cbm	6	118
50-74,999 cbm	3	205
75-124,999 cbm	8	725
125-149,999 cbm	206	28,625
150-199,999 cbm	189	30,708
200-219,999 cbm	30	6,391
220,000+ cbm	14	3,715
Total	456	70,487

Source: Drewry

Within the current worldwide fleet, there are only 16 vessels with ice class certification and these vessels account for close to 3.5% of the global LNG fleet. These ships are a niche part of the market and command a premium over the freight rates of non-ice class vessels.
The age profile of the existing fleet as of January 31, 2018, is shown below. The average age of all LNG carriers in service is 15.2 years, with lower fleet ages for comparatively bigger vessels.
LNG Fleet Age Profile: January 31, 2018

Size Range CBM	Average Age (Yrs)
18-50,000	17.1
50-75,000	17.7
75-125,000	30.4
125-150,000	17.4
150-200,000	4.9
200-220,000	9.7
220,000+_	9.1
Average Age—Total Fleet	15.2

Source: Drewry
Due to high-quality construction and in most cases, high-quality maintenance, LNG carriers tend to have longer trading lives than oil tankers. It is not unusual to see ships older than 35 years still in service. However, older ships may find it harder to find employment. Ships built before 1990 will likely be replaced in the near future.

LNG fleet deliveries are shown below. The rapid growth of the LNG fleet during 2007-2012 can be attributed to higher LNG trade growth in these years.
LNG Fleet Delivery: 2005-January 2018

Source: Drewry

LNG Shipping Arrangements
LNG carriers are usually chartered for a fixed period of time. Shipping arrangements are normally based on charters of five years or more because:
•
LNG projects are expensive and typically involve an integrated chain of dedicated facilities. Accordingly, the overall success of an LNG project depends heavily on long-term planning and coordination of project activities, including marine transportation; and

•	LNG carriers are expensive to build, and vessel financing is supported by the corresponding cash-flow from long-term fixed-rate charters.
Most end users of LNG are utility companies, power stations or petrochemical producers with operations that depend on reliable and uninterrupted deliveries of LNG. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and time charters of four years or less have become a feature of the market in recent years. However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term "spot trade" refers to a single voyage, which is arranged at a short notice. In the LNG market, the term "spot trade" refers to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months.
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
After the lows of early 2000, prices crept above $165 million in the first half of 2001 but fell back to the $160 million to $165 million range in the second half of the year. Further pressure on newbuilding prices, in general, pushed typical prices closer to $160 million in 2002, and by 2003 prices fell to just above $150 million. However, a host of factors, including constrained shipbuilding capacity, currency movements and high steel prices led to an increase in prices in 2004 to around $175 million. Prices rose above $200 million in 2005 and renewed pressure on shipbuilding prices pushed prices close to $220 million in 2006.

LNG Carrier Newbuilding Prices: 2005-January 2018
(End Period - U.S. $ Million)

Source: Drewry

Prices for larger sized LNG carriers of 210,000-220,000 cbm were around $215 million when they were first ordered in late 2004 and increased to $235 million in the summer of 2005.
Newbuilding prices reached an all-time high mark of $250 million around mid-2008, influenced by a number of factors, including the declining dollar exchange rate, easy availability of finance, high steel prices, and tight shipbuilding capacity. However, newbuilding prices fell in the period between 2008 and 2011 due to a reduction in newbuilding orders. The newbuilding price for an LNG carrier increased marginally by 2% from $202 million in 2011 to $206 million in 2015. However, the newbuilding price dropped close to 7% in 2016 due weak freight rates and the resulting oversupply in the market, and continued to drop in 2017. In January 2018, the newbuilding price for a 170,000 cbm ship was $182 million.
Secondhand Prices
Secondhand sale and purchase transactions of LNG vessels are limited in number. Secondhand prices of LNG vessels declined 5% in 2017 following an 8% decline earlier in 2016.
LNG Carrier Secondhand Prices: January 2015 - January 2018
(Monthly - U.S. $ Million)

Source: Drewry

LNG Safety
LNG shipping is generally safe relative to other forms of commercial marine transportation. In the past forty years, there have been no significant accidents or cargo spillages involving an LNG carrier, even though over 40,000 LNG voyages have been made during that time.
LNG is non-toxic and non-explosive in its liquid state. It only becomes explosive or inflammable when it is heated, vaporized, and in a confined space within a narrow range of concentrations in the air (5% to 15%). The risks and hazards from an LNG spillage vary depending on the size of the spillage, the environmental conditions, and the site at which the spillage occurs.
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
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.

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
Air Emissions
In September 1997, the IMO adopted MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution" (or Annex VI) to MARPOL to address air pollution from ships. Annex VI applies to all ships, fixed and floating drilling rigs and other floating platforms and sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons (CFC). Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Prevention Certificate (or an IAPP Certificate). Annex VI has been ratified by some but not all IMO member states. Annex VI came into force in the United States on January 8, 2009, and the U.S. Coast Guard issues IAPP Certificates. All the vessels in our Fleet have been issued with IAPP Certificates.
In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit starting January 1, 2020.  Under the new global cap, ships will have to use fuel oil on board with a sulfur content of no more than 0.50% m/m, against the current limit of 3.50%.  This limitation will require ships to use fuel oil on board with a sulfur content of no more than 0.5% m/m, which can be met by using low-sulfur complaint fuel oil, alternative fuels, or by installing certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes stating the sulfur content and IAPP Certificates by their flag states.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or "ECAs." As of January 1, 2015, ships operating within an ECA are not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, these areas include, but are not limited to, the 200 nautical miles extending from the Atlantic/Gulf and Pacific coasts of the U.S., Canada and the Hawaiian Islands, as well as applicable areas of the U.S. Caribbean Sea and Europe, including the Baltic Sea and North Sea, and as of January 1, 2018, all ports within existing Chinese ECAs. This subjects ocean-going vessels in these ECAs to stringent emissions controls, and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the United States Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
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
As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index, or "EEDI," and all ships use the Ship Energy Efficiency Management Plan (SEEMP).
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide, effective January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI will become effective on March 1, 2018 and will require ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first data "calendar year" beginning January 1, 2019.
Safety Management System Requirements
The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as the SOLAS Convention. The SOLAS Convention provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (or STCW) also promulgated by the IMO. Flag states that have ratified the SOLAS Convention and STCW generally employ the classification societies, which have incorporated the SOLAS Convention and STCW requirements into their class rules, to undertake surveys to confirm compliance. May 2012 SOLAS Convention amendments entered into force as of January 1, 2014. Additionally, May 2013 SOLAS Convention amendments, pertaining to emergency drills, entered into force in January 2015.  The operation of our vessels is also affected by the International Convention on Load Lines (the "LL Convention"), which impose a variety of standards that regulate the design and operational features of vessels. The Convention on Limitation for Maritime Claims ("LLMC") was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners. The IMO periodically revises the SOLAS and LL Convention standards. We believe that, upon acquisition, our vessels are and will be in material compliance with SOLAS and LL Convention standards.
Under Chapter IX of SOLAS, the ISM Code, our operations are also subject to environmental standards and requirements. The International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention ("ISM Code") requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.

Ballast Water Management Convention
The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (or the BWM Convention) in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.
The IMO has passed a resolution encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first International Oil Pollution Prevention renewal survey following entry into force of the convention.  The MEPC adopted updated "guidelines for approval of ballast water management systems (G8)" at MEPC 70.  At MEPC 71, amendments to the schedule of certain BWM Convention implementation dates were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged.  Existing vessels must comply with the D2 standard between September 8, 2019, and September 8, 2024. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Costs of compliance may be substantial.
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
Other Regulations
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
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule that became effective on October 22, 2012 for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practice. A rule issued by the Bureau of Ocean Energy Management, or BOEM, that increased the limits of liability of damages for offshore facilities under the OPA based on inflation took effect in January 2015. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. However, in January 2018, the U.S. President unveiled a new proposal to lease new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years.  The effects of such proposal are currently unknown.
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

The United States Environmental Protection Agency (EPA) regulates the discharge of ballast water, bilge water, and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (or VGP) incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices (or BMPs) designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013 the EPA re-issued the VGP for another five years, which took effect December 19, 2013 and will expire on December 18, 2018. The 2013 VGP contains ballast water discharge standards for most vessels that now contain numeric limits. EPA is also planning to finalize the VGP for small vessels- the VGP but the final rule has not yet been issued.
Two recent court decisions should also be noted.  First, in in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. In the fall of 2016, sources reported that the EPA indicated it was working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.  Second, on January 22, 2018, the United States Supreme Court issued a ruling on a procedure issue related to the Clean Water Act's "waters of the United States" (WOTUS) rule, which was promulgated by the U.S. EPA and the Army Corps of Engineers in 2015. The Court's decision reversed and remanded the underlying Sixth Circuit case, which had issued a nationwide injunction against the WOTUS rule.  Some states could soon be subject to the 2015 WOTUS rule.  The EPA has proposed to extend the effective dates to the 2015 WOTUS rule for two years to allow the EPA to develop a replacement. The effect of future actions in these cases upon our operations is unknown.
Compliance with the VGP could require the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our Vessel from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We will submit NOIs for our Vessel where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.
National Aquatic Invasive Species Act
The National Invasive Species Act (or NISA) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures.  Vessels not complying with these regulations are restricted from entering U.S. waters.  The U.S. Coast Guard must approve any technology before it is placed on a vessel. As of the date of this Annual Report, there were six U.S. Coast Guard-type approved ballast water treatment systems available in the market. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.
The Coast Guard's revised regulations on ballast water management by establishing standards are consistent with those adopted by the IMO in 2004. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply with these standards and existing ships must comply by their first dry dock after January 1, 2014. Compliance with these regulations will require us to incur additional costs and other measures that may be significant.

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
Regulation of Greenhouse Gas Emissions
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, UNFCCC, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, which set emission reduction targets through 2012 and has been extended with new targets through 2020 pending negotiation of a new climate change treaty that would take effect in 2020. Restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, initial IMO strategy for reduction of greenhouse gas emissions needs to be developed by MEPC 72, which will be held in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
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
On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships adopted by the MEPC as amendments to MARPOL Annex VI, entered into force.  Currently operating ships are now required to develop and implement SEEMPs and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI.  Under these measures, by 2025, all new ships built will be 25% more energy efficient than those built in 2014.  These requirements could cause us to incur additional compliance costs.
In April 2015, a regulation was adopted requiring that large ships calling at European ports from January 2018 collect and publish data on carbon dioxide omissions.  In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall EU Strategy to reduced greenhouse gas emissions. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.  In December 2013 the EU environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.
In the U.S., the EPA issued a final finding that greenhouse gases threaten public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. However, in April 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions.  The outcome of this order is not yet known.  Although the mobile source emission regulations do not apply to greenhouse gas emissions from vessels, the EPA or U.S. individual states could enact environmental regulations that would affect our operations.  For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it may take additional action regarding climate change. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.
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
The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Starting in January 1, 2016, the IMDG Code also includes updates to the provisions for radioactive material, reflecting the latest ﴾2012﴿ provisions from the International Atomic Energy Agency ﴾IAEA﴿, new marking requirements for "overpack" and "salvage" and updates to various individual packing requirements.  The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW.  The STCW had a transitional period which ended on January 1, 2017 and which mandated certain requirements for security training, and certifications. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Our Manager has developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our Fleet complies with the requirements of the ISPS Code, the SOLAS Convention and the MTSA.
In-House Inspections
Our Manager carries out ship audits and inspections of the ships on a regular basis both underway while at passage at sea and while the vessels are in port. The results of these inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Any internal non-conformity notes or observations raised during these inspections are dealt with in accordance with a corrective and preventive action plan. Based in part on these evaluations, our Manager has created and implemented a program of continual maintenance for our vessels and their systems.
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

Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, liabilities arising from collisions with other vessels (one-quarter covered by protection and indemnity insurance and by three-quarters covered by hull and machinery insurance) or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited. Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence. We are a member of the North of England P&I Club and The Standard P&I Club. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.
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
Other than the vessels in our Fleet, we do not own any real property.
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

A.          RESULTS OF OPERATIONS
Overview
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  As of the date of this Annual Report, five of the six vessels in our Fleet vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies, providing us with the benefits of stable cash flows and high utilization rates.  We intend to leverage the reputation, expertise, and relationships of our Sponsor and our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our charterers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third-parties and in connection with such acquisitions or in the ordinary course of our business, we may, from time to time, enter into new financing arrangements, refinance our existing arrangements or arrangements that our Sponsor, or any of its affiliates, has in place for vessels that we may acquire from it. In addition, subject to favorable market conditions we may raise capital through public or private debt or equity offerings of our securities. There is no guarantee that we will grow the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able  to make further vessel acquisitions from our Sponsor or third-parties.
Principal Factors Affecting Our Results of Operations
The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:
•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•
Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this Annual Report, five of the six vessels in our Fleet are employed under multiyear time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. As of the date of this Annual Report, one of our LNG carriers is trading under a short-term contract prior to its delivery to Gazprom in July 2018, when it will commence a time charter with a term of approximately eight years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•
Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;

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

•	Our ability to complete the scheduled dry-dockings of our three vessels in 2018 on time;
•	Our ability to exercise the options to purchase the Optional Vessels;
•	The timely delivery of the vessels we may acquire in the future;

•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterer's obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our management agreements;
•	Our ability to obtain acceptable debt financing to fund our capital commitments;
•	The ability of our Sponsor to fund its capital commitments and take delivery of the Optional Vessels under construction;
•	The supply and demand relationship for LNG shipping services;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;
•
Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense, our debt amortizations levels and the timing of required principal installments;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer's right for early termination of the charters under certain circumstances;
•	Performance of our counterparties and our charterer's ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.
The following table illustrates our ownership days, Available Days, Revenue Earning Days, Time Charter Equivalent (or TCE) rate, daily operating expenses and Fleet Utilization for the periods presented:
	Year Ended December 31,
(expressed in United states dollars except for operational data)	2017	2016	2015
Ownership days	2,190.0	2,196.0	1,836.0
Available Days (1)	2,140.3	2,196.0	1,836.0
Revenue Earning Days (2)	2,089.1	2,195.8	1,813.5
Time Charter Equivalent (1)	$63,249	$75,997	$77,559
Daily operating expenses	$12,359	$12,045	$12,660
Fleet Utilization (1)	98%	100%	99%

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
Off-hire (Including Commercial Waiting Time). When a vessel is "off-hire"—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled dry-docking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting or positioning for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 120 days.
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
Fleet utilization. We calculate fleet utilization by dividing the number of our Revenue Earning Days by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.
Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses.

Vessel operating expenses are paid by the ship-owner under time charters and are recognized as expenses when incurred. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance, industry and regulatory requirements and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase.
Dry-docking. We must periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we mandatorily dry-dock our vessels every 60 months until the vessel is 15 years old. If a vessel is less than 15 years old, an "in water survey in lieu of dry-dock" can take place in between the two special surveys, which statutorily must occur every five years. For vessels that are 15 years or older, dry-docking takes place every 30 months as required for the renewal of certifications required by classification societies, or, subject to special considerations, an "in water survey in lieu of dry-dock" can take place between the two special surveys. Special survey and dry-docking costs (consisting of direct costs, including shipyard costs, paints and class renewal expense, and peripheral costs, including spare parts, service engineer attendance) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. The three steam turbine vessels in our Fleet completed their most recent scheduled special survey and dry-docking repairs in 2017. The next scheduled special survey and dry-docking repairs are for the three TDFE propulsion system vessels in our Fleet which are scheduled to occur in 2018.
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
Vessel Lives and Impairment. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals as considered necessary. Since our inception, no impairment loss was recorded in any of our Fleet Vessels.
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
Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our vessels earn under time charters and the number of Revenue Earning Days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market.
Our strategic goal is to employ the LNG carriers in our Fleet primarily on multi-year time charter contracts, which for accounting purposes are considered as operating leases and are thus recognized on a straight line basis over the term of such charter agreements, as service is performed. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured.
Advance payments under time charter contracts are classified as liabilities until such time as the revenue recognition criteria are met. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters. Our revenues will also be affected if any of our charterers terminate early or cancel a time charter that has not yet commenced or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction or increase. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Rates payable in the market for LNG carriers have been uncertain and volatile as has the supply and demand for LNG carriers.

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
We review vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset's carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated charter rate for the unfixed days. If the estimated future undiscounted cash flows of an asset exceed the asset's carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset's carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Historically, there was no impairment loss recorded in any of the six vessels in our Fleet.
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

Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing charter terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future hire rates beyond the firm period of existing charters and vessel residual values, due to factors such as the volatility in vessel hire rates and the lack of historical references in scrap prices of similar type of vessels. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel hire rates or vessel values, will be accurate. If we conclude that a vessel is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the recorded vessel impairment loss.
The table set forth below indicates the carrying value of each of our vessels as of December 31, 2017 and 2016.
			Carrying Value (in millions of US dollars)
Vessel	Capacity (cbm)	Year Built/ Purchased	December 31, 2017	December 31, 2016
Clean Energy	149,700	2007	$129.6	$134.1
Ob River	149,700	2007	129.7	134.1
Amur River	149,700	2008	139.5	144.2
Arctic Aurora	155,000	2014	191.0	196.5
Yenisei River	155,000	2014	179.0	184.2
Lena River	155,000	2015	208.5	214.6
TOTAL	914,100		$977.3	$1,007.7

As of December 31, 2017, we tested two of the vessels in our Fleet for potential impairment.  In assessing the recoverability of our vessels' carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized. As of December 31, 2016, we did not identify any events and circumstances indicating potential impairment to the carrying value of our long-lived assets. As such, we were not required and did not perform an impairment test. We refer you to the risk factor entitled "Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss" and the discussion herein under the heading "Item 3. Key Information—D. Risk Factors —Risks relating to our Partnership."
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

Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values. Management estimates residual value of our vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT per LNG carrier, which represents our estimate of the market value of the ship at the end of its useful life. Useful economic live of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard.  A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.
Recent Accounting Pronouncements
For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this Annual Report.
Results of Operations
Year ended December 31, 2017 compared to the year ended December 31, 2016
Voyage Revenues.  Voyage revenues decreased by $30.9 million, or 18.2%, to $139.0 million in the year ended December 31, 2017, compared to $169.9 million for the year ended December 31, 2016.
This decrease was primarily due to:

(i)
the lower charter rate earned and the lower utilization achieved for the Clean Energy while trading in the spot market after its delivery from Shell and the conclusion of its scheduled dry-dock and special-survey repairs in the second quarter of 2017 in comparison to the corresponding period of 2016 during which the vessel was fully utilized with Shell at significantly higher rate,

(ii)
the charter hire reductions on the Yenisei River and the Lena River charters with Gazprom, with effect from November 2016, in exchange for entering into a time charter contract with Gazprom for the employment of the Clean Energy for a firm period of seven years and nine months, and

(iii)
the anticipated off hire periods for the Clean Energy, the Ob River and the Amur River relating to the scheduled dry-dock of these vessels in 2017, during which periods we earned no revenues (as opposed to no off-hire days in 2016).

Voyage Expenses—including related party.  In the year ended December 31, 2017, voyage expenses increased to $3.6 million, compared to $3.0 million for the year ended December 31, 2016, representing an increase of $0.6 million or 22.2%.
This increase in voyage expenses was associated with bunkers consumed during:
(i)	the scheduled dry-dock periods for the three steam turbine vessels in our Fleet that were completed in 2017, as discussed above,
(ii)	idle and repositioning periods for the Clean Energy during 2017 during which periods the cost of bunkers is borne by us, and
(iii)	the short off hire periods of the Yenisei River in the first quarter of 2017 and the Ob River in the second quarter of 2017.
Vessels' Operating Expenses. Vessel operating expenses increased by 2.3%, or $0.6 million, to $27.1 million during the year ended December 31, 2017, from $26.5 million during the year ended December 31, 2016. Our daily operating expenses, increased from $12,045 for the year ended December 31, 2016 to $12,359 for the year ended December 31, 2017. This increase is primarily associated with anticipated and unanticipated repair and maintenance costs incurred on our TFDE vessels and other minor non-frequent operating expenditures incurred with respect to our three steam turbine vessels which were dry-docked in 2017.

Dry-docking and special survey costs.  Dry-docking and special survey costs amounted to $6.2 million for the year ended December 31, 2017 and are associated with the relevant repairs that the three steam turbine vessels in our Fleet, the Ob River, the Clean Energy and the Amur River, underwent in the second and third quarters of 2017. None of our vessels were dry-docked in 2016.
General and administrative expenses—including related party. General and administrative expenses decreased by 10.6%, or $0.2 million, to $1.7 million during the year ended December 31, 2017, from $1.9 million during the year ended December 31, 2016. General and administrative expenses are comprised mainly of legal, consultancy, audit, executive services, administrative services and Board of Directors fees as well as other miscellaneous expenditures, essential to conduct our business.
Management Fees. We incurred an aggregate of $6.2 million, or $2,814 per LNG carrier per day in management fees for the year ended December 31, 2017, compared to an aggregate of $6.0 million, or $2,732 per LNG carrier per day in management fees for the year ended December 31, 2016. The 2.7%, or $0.2 million, increase in management fees is attributable to the annual 3% increase in daily management fees pursuant to our Management Agreements.
Depreciation. Depreciation expense decreased by 0.3%, or $0.1 million, to $30.3 million in the year ended December 31, 2017, compared to $30.4 million in the corresponding period in 2016 and this is due to a differential in the number of calendar days between the compared periods.
Interest and Finance Costs. Interest and finance costs increased by 32.3%, to $46.3 million, during the year ended December 31, 2017, from $35.0 million during the year ended December 31, 2016.
This increase is predominantly due to:
(i)
the increase in weighted average interest in the year ended December 31, 2017, as compared to the corresponding period of 2016 (weighted average interest rate of 5.4% in 2017 compared to 4.4% in 2016), which was mainly attributable to increased debt service costs associated with the Term Loan B facility that we entered into on May 18, 2017,

(ii)
the $2.6 million deferred loan fees write-off associated with the prior indebtedness refinanced with the proceeds of the Term Loan B and the increase by $0.8 million in period deferred finance fees amortization due to our entering into the Term Loan B, and

(iii)	other finance costs incurred in connection with the repaid bank loans following the refinancing of our bank debt in May 2017 as a part of the Term Loan B transaction.
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
Voyage Expenses—including related party. Voyage expenses are historically primarily comprised of charter hire commissions charged by both affiliated and unaffiliated parties. As such, an increase in operating revenues is closely correlated with an increase in voyage expenses, as commissions are incurred as revenues are earned; however, not all our vessels bear voyage commissions. In the year ended December 31, 2016, voyage expenses increased by $0.2 million, or 5.6%, to $3.0 million, compared to $2.8 million for the year ended December 31, 2015, which was attributable to the increase in voyage revenues, as discussed above.

Vessels' Operating Expenses. Vessel operating expenses increased by $3.2 million, or 13.8%, to $26.5 million during the year ended December 31, 2016, from $23.2 million during the year ended December 31, 2015. This increase was exclusively associated with the operation of a larger fleet in 2016 following the Lena River acquisition late in 2015. Our daily operating expenses, however, decreased from $12,660 for the year ended December 31, 2015 to $12,045 for the year ended December 31, 2016, which was attributable to cost efficiencies in crew wages and crew-related expenses.
 General and administrative expenses—including related party. General and administrative expenses increased by $0.1 million, or 4.4%, to $1.9 million during the year ended December 31, 2016, from $1.8 million during the year ended December 31, 2015. General and administrative expenses are comprised mainly of legal, consultancy, audit, executive services, administrative services and Board of Directors fees as well as other miscellaneous expenditures, essential to conduct our business.

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
Depreciation. Depreciation expense increased by $6.0 million, or 24.6%, to $30.4 million in the year ended December 31, 2016, compared to $24.4 million in the corresponding period in 2015. This increase is primarily attributable to the ownership and operation of the Lena River, which we acquired in late 2015, for a full year, which increased our Fleet ownership days from 1,836 in 2015 to 2,196 in 2016.
Interest and Finance Costs. Interest and finance costs increased to $35.0 million, or 25.1%, during the year ended December 31, 2016, from $28.0 million during the year ended December 31, 2015. This increase is predominantly due to the increase in weighted average outstanding indebtedness in the year ended December 31, 2016, as compared to the corresponding period of 2015 (from $571.4 million in 2015 to $741.6 in 2016), which was mainly the result of the financing arrangement we entered into in connection with the Lena River acquisition and to a lesser extent to the increase in the margin levels on our $340 Million Revolving Credit Facility.
B.	LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity financings. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions, when, as and if declared by our Board of Directors, funding capital expenditures and working capital and maintaining cash reserves for the purpose of satisfying a certain liquidity covenant contained in our 2019 Notes. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.
For the year ended December 31, 2017, our principal sources of funds were our operating cash flows and borrowings under certain of our debt facilities. In accordance with our Partnership Agreement, we are further required to distribute all of our available cash to unitholders each quarter. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements are primarily the servicing of our debt and, funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.
In accordance with our business strategy, other liquidity needs may relate to funding potential investments (including investments in the Optional Vessels or other third-party acquisitions) and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held in U.S. dollars. We have not made use of derivative instruments in any of the periods presented in the financial statements accompanying this Annual Report.
We may exercise our options granted to us under the Omnibus Agreement to purchase the Optional Vessels during specified periods. To the extent we exercise any of these options, we will incur additional payment obligations. As of the date of this Annual Report, we have not secured any other financing in connection with the potential acquisition of the Optional Vessels since it is uncertain if and when such purchase options will be exercised.
Cash
As of December 31, 2017, we reported cash of $67.5 million (including free cash liquidity requirements imposed by our 2019 Notes) which represented a decreased of $15.1 million, or 18.3%, compared to $82.6 million, including minimum cash liquidity requirements imposed by our lenders, as of December 31, 2016.

Working capital position
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2017, we had a working capital surplus of $47.5 million as compared to $7.1 million as of December 31, 2016 which is the result on the strengthening of the Partnership's balance sheet following the Term Loan B refinancing. Following the Term Loan B refinancing transaction, our recurring short debt service requirements decreased by $27.7 million and we were released of the requirement to maintain $25.0 million of restricted cash imposed under our refinanced commercial bank loans.
Taking into account the overall LNG market conditions, we believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of our Fleet, and to meet our normal working capital requirements, service our principal and interest debt, and make at least the required distribution on our Series A Preferred Units in accordance with our Partnership Agreement.
Equity Offerings (following the IPO) impacting our cash flows
On June 18, 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on the same date, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same public offering price. The net proceeds of the offering were $120.5 million which were used to finance a portion of the purchase price of the Arctic Aurora, the first Initial Optional Vessel that we acquired from our Sponsor.
On July 20, 2015, we completed our underwritten public offering of the Series A Preferred Units at $25.00 per unit. The net proceeds of this offering were $72.3 million and were used to partially finance the Lena River acquisition, the third dropdown vessel from our Sponsor. The Series A Preferred Units are listed on the New York Stock Exchange under the symbol "DLNG PR A".
Our Borrowing Activities
As of December 31, 2017, we had $727.6 million of indebtedness outstanding under our debt agreements (discussed below) and had access to $30.0 million of available borrowing capacity under our $30 million Sponsor facility. As of December 31, 2017, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.
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
$340 Million Senior Secured Revolving Credit Facility
On June 19, 2014, we entered into our $340 Million Credit Facility in order to repay in full on June 23, 2014 amounts then outstanding under our senior secured revolving credit facility, which we entered into on November 14, 2013 in connection with the closing of the IPO, to fund a portion of the purchase price for the Arctic Aurora and the related charter. The facility was secured by a first priority or preferred cross-collateralized mortgage on each of the Amur River, the Ob River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to those vessels. Our wholly-owned subsidiaries that directly own the collateral vessels served as the borrowers under the facility and we and Dynagas Equity Holding Ltd. and Dynagas Operating LP, our wholly-owned subsidiaries, served as guarantors. The facility bore interest at LIBOR plus a margin and was previously repayable in consecutive equal quarterly payments of $5.0 million.
On May 18, 2017, the $280.0 million then outstanding under the $340 Million Credit Facility was fully repaid from the net proceeds of the Term Loan B (discussed more fully below). Upon repayment, the minimum liquidity restrictions imposed on us by the facility elapsed and our $25.0 million of restricted cash was therefore released at the closing date of the Term Loan B transaction.

$200 Million Term Loan Facility
On December 17, 2015, two of our wholly-owned vessel owning subsidiaries, Navajo Marine Limited and Solana Holding Ltd., entered, on a joint and several basis as borrowers, into the $200 Million Term Loan Facility with a group of lenders and ABN Amro NV, as agent. A substantial part of the proceeds from this facility were used to partially finance the Lena River acquisition, while the unused portion of the proceeds, was used or was intended to be used for investing and other working capital purposes. The facility had a five year maturity profile, bore interest at LIBOR plus a margin and was repayable in 20 consecutive equal quarterly installments of approximately $1.56 million and a balloon payment at maturity in December 2020. The $200 Million Term Loan Facility was guaranteed by us and was secured by, among other things, a first priority cross-collateralized mortgage on each of the Yenisei River and the Lena River, a first priority specific assignment of the existing time charters of the vessels, a first priority assignment of all insurances and earnings of the vessels and an assignment of any subsequent time charter of a duration of more than twelve months.
On May 18, 2017, the $184.4 million then outstanding under the $200 Million Term Loan Facility was fully repaid from the net proceeds of the Term Loan B. Upon repayment, we were released from all cash-related restrictions that required the borrowers under the facility to maintain certain minimum liquidity levels on a per vessel basis and to maintain and transfer funds to designated accounts for each vessel.
Senior Unsecured Notes due 2019
On September 15, 2014, we issued $250.0 million aggregate principal amount of our 6.25% Senior Unsecured Notes due 2019, or our 2019 Notes.  The Notes mature on October 30, 2019 and bear interest at the rate of 6.25% per year, payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing on October 30, 2014.  The 2019 Notes are senior unsecured obligations that rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt.  The 2019 Notes effectively rank junior to our existing and future secured debt, to the extent of the value of the assets securing such debt as well as to existing and future debt and other liabilities of our subsidiaries. The 2019 Notes were issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The 2019 Notes are listed on the NYSE under the symbol "DLNG 19." The net proceeds of the 2019 Notes were used to finance the majority of the purchase price of the Yenisei River.
If a Change of Control (as defined in the Indenture for the 2019 Notes) occurs, holders of the 2019 Notes have the right, at their option, to require us to purchase any or all of such holders' 2019 Notes at a purchase price of 101% of the principal amount of the 2019 Notes to be purchased, plus accrued and unpaid interest.
The indenture governing the 2019 Notes requires us to maintain a certain level of minimum net worth, meaning our total assets, less intangible assets les our total borrowings. In addition, we are required to, at any time during the term of the 2019 Notes to maintain aggregate free liquidity of at least $20.0 million.
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

Term Loan B
On May 18, 2017, pursuant to the terms of a credit agreement, Arctic LNG Carriers Ltd. and Dynagas Finance LLC, our wholly-owned subsidiaries, as co-borrowers, entered into the $480.0 Million Term Loan B.  The net proceeds of the Term Loan B were used to refinance and repay in full the indebtedness outstanding under the Partnership's existing $340 Million Credit Facility and the $200 Million Term Loan Facility, in an aggregate amount of $464.4 million and to pay $12.6 million of fees and expenses related to the transaction. The Term Loan B bears interest at LIBOR plus a margin and provides for 0.25% quarterly amortization on the principal and a bullet payment at maturity, in May 2023. The Term Loan B is secured by, among other, first priority mortgages on the six vessels in our Fleet, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and pledges on certain deposit accounts of Arctic LNG and its vessel owning subsidiaries and is guaranteed by the Partnership, certain of the Partnership's subsidiaries and the vessel-owning subsidiaries of Arctic LNG. Following the Term Loan B refinancing transaction our minimum liquidity requirements elapsed and, as of the date of this Annual Report, all of our cash remains unrestricted in nature.
The Term Loan B contains negative covenants customary for facilities of this type, including, among others, limitations on indebtedness, asset sales, restricted payments (with the ability to distribute available cash subject to no event of default and compliance with certain financial covenants) and transactions with affiliates (other than amendments or supplements to or entry into vessel management contracts, administrative services agreements or executive services agreements or other agreements currently our Sponsor or that may be entered into with our Sponsor in the ordinary course of business that are approved in good faith by the Conflicts Committee).
The credit agreement governing the Term Loan B requires maintenance of:

•
a maximum loan to value ratio of the aggregate principal amount of the Term Loan B to the fair market value of the collateral vessels, based on the average of the "charter-free" appraised values from two specified appraisers as of a certain date;

•	a minimum interest coverage ratio on a consolidated basis, which if not met restricts us from, among other things, paying any dividend or other distribution; and
•
a specified minimum debt service coverage ratio, meaning the ratio of operating cash flow available for debt servicing for the preceding 12-month period to all scheduled payments of principal, interest and fees due by the borrowers during such period, tested on the last day of each fiscal quarter.

The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.
Estimated Maintenance and Replacement Capital Expenditures
Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows
The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2017 and 2016:
	Year Ended December 31,
(Amounts in thousands of Dollars)	2017	2016
Net cash provided by operating activities	$59,339	$103,618
Net cash used in investing activities	—	(37,472)
Net cash used in financing activities	(49,470)	(32,844)
Cash and cash equivalents at beginning of year	57,595	24,293
Cash and cash equivalents at end of year	$67,464	$57,595

Net Cash Provided by Operating Activities
Net cash provided by operating activities decreased by $44.3 million, or 42.7%, to $59.3 million for the year ended December 31, 2017, compared to $103.6 million for the year ended December 31, 2016. This decrease in cash from operating activities was exclusively attributable to the decrease in period net income primarily due to the factors below:
(i)	the decrease in period voyage revenues discussed in "Item 5. Operating and Financial Review and Prospects—A. Results of Operations", above.
(ii)	the increase in debt service and other finance costs resultant to our entering to the Term Loan B transaction, and
(iii)
the $6.2 million costs incurred in relation with the three steam turbine vessels in our Fleet that were dry-docked in 2017. The decrease was partially offset by positive cash movement in working capital accounts between the compared periods.

Net cash flows provided by operating activities increased by $6.7 million, or 6.9%, to $103.6 million for the year ended December 31, 2016, compared to $96.9 million for the year ended December 31, 2015. The increase is primarily attributable to the net operating cash flows that the Lena River contributed during the year ended December 31, 2016 and counterbalanced by working capital variations between the compared periods.
Net Cash Used in Investing Activities
No cash was used in investing activities in the year ended December 31, 2017.
Net cash used in investing activities of $37.5 million as of December 31, 2016 relates to i) $35.0 million of residual unsettled amounts related to the Lena River acquisition and ii) $2.5 million associated with other capital expenditures related to our Fleet within the normal course of business.
Net Cash Used in Financing Activities
Net cash used in financing activities of $49.5 million for the year ended December 31, 2017 consisted of (i) distributions paid to our limited partners and preferred unitholders during the period of $66.9 million (see "Distributions" below), (ii) payment of $10.5 million of regular principal installments under our refinanced secured bank facilities and the Term Loan B, and (iii) payment of $0.1 million in securities registration and other filing costs, which were offset by (a) the $480.0 million gross proceeds from our new Term Loan B facility entered into in May 2017 that were to a great extent used to refinance and repay in full our existing bank loans in an aggregate amount of $464.4 million and pay transaction costs and expenses of $12.6 million, and (b) the $25.0 million of restricted cash released as a consequence of the full repayment of the abovementioned loans.
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

Distributions
Distributions on Common Units
On January 19, 2017, we paid a cash distribution for the fourth quarter of 2016 of $0.4225 per unit to all common and subordinated unitholders of record as of January 11, 2017.
On January 23, 2017, upon our payment to unitholders of the quarterly distribution in respect of the fourth quarter of 2016, the conditions set forth in the Partnership Agreement for the conversion of the subordinated units into common units were satisfied and the subordination period expired. At the expiration of the subordination period, the 14,985,000 subordinated units owned by the Sponsor converted into common units on a one-for-one basis. Upon the conversion of the subordinated units and as of the date of this Annual Report, there are 35,490,000 common units outstanding and no subordinated units outstanding. Since all issued subordinated units were converted into common units, future distributions will be shared equally among the limited partner units owned by other common unitholders. No cash consideration was paid in connection with such conversion.
On April 28, 2017, we paid a cash distribution for the first quarter of 2017 of $0.4225 per unit to all common unitholders of record as of April 21, 2017.
On July 18, 2017, we paid a cash distribution for the second quarter of 2017 of $0.4225 per unit to all common unitholders of record as of July 11, 2017.
On October 19, 2017, we paid a cash distribution for the third quarter of 2017 of $0.4225 per unit to all common unitholders of record as of October 12, 2017.
On January 18, 2018, we paid a cash distribution for the fourth quarter of 2017 of $0.4225 per unit to all common unitholders of record as of January 11, 2018.
See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy."
 Distributions on Series A Preferred Units
On February 13, 2017, we paid a cash distribution for the period from November 12, 2016 to February 11, 2017 of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2017.
On May 12, 2017, we paid a cash distribution for the period from February 12, 2017 to May 11, 2017 of $0.5625 per unit to all Series A Preferred unitholders of record as of May 5, 2017.
On August 14, 2017, we paid a cash distribution for the period from May 12, 2017 to August 11, 2017 of $0.5625 per unit to all Series A Preferred unitholders of record as of August 5, 2017.
On November 13, 2017, we paid a cash distribution for the period from August 12, 2017 to November 11, 2017 of $0.5625 per unit to all Series A Preferred unitholders of record as of November 5, 2017.
On February 12, 2018, we paid a cash distribution for the period from November 12, 2017 to February 11, 2018 of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2018.
General Partner Distributions
During the year ended December 31, 2017, we paid our General Partner and holder of the incentive distribution rights in the Partnership, an aggregate amount of $129,000.
The declaration and payment of distributions, if any, is always subject to the discretion of our Board of Directors.

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
None.
D.          TREND INFORMATION
Historically spot and short-term charter hire rates for LNG carriers have been uncertain and volatile, as has the supply and demand for LNG carriers. An excess of LNG carriers first became evident in 2004 before reaching a peak in the second quarter of 2010, when spot and short-term charter hire rates together with utilization reached historic lows.  Due to a lack of newbuilding orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010, such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short-medium term charter hire rates together with fleet utilization reached historic highs as a result. What turned the tide for LNG shipping demand from the second quarter of 2011 was the unprecedented rise in Japanese LNG demand following the Fukushima nuclear leak.
Charter rates for LNG vessels started declining from 2013 as the supply increased more than the increase in demand. Global liquefaction capacity grew marginally with only Angola LNG plant becoming operational in 2013. The trend continued in 2014 to 2017 as additional tonnage negated the effect of new liquefaction plants coming online. The impact of excess vessel supply caused by the delivery of 28, 27, 28 and 24 vessels in 2014, 2015, 2016 and 2017 respectively showed on spot rates, which fell sharply. Low crude oil prices intensified the challenges in the LNG shipping market as it delayed the completion of liquefaction projects. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan a switch back to nuclear power. Towards the end of 2017, a surge in the Chinese LNG imports, owing to a switch from coal to gas for heating purposes, helped the LNG freight rates recover sharply.
Accordingly, short-term rates (one to three years) for a Dual Fuel Diesel Electric (DFDE) LNG vessels plunged from $70,000 per day in 2014 to $31,000 per day in 2016 and $ 37,000 per day in 2017. Long-term rates (in excess of eight years) for DFDE vessels in 2017 were $70,000 per day unchanged from 2016 but lower than the $ 82,000 per day in 2014.
E.          OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.
F.          CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2017:
	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$727,600	$4,800	$259,600	$9,600	$453,600
Interest on long term debt (1)	182,621	44,902	70,767	56,486	10,466
Management Fees & commissions payable to the Manager (2)	38,503	7,797	16,552	3,046	11,108
Executive Services fee (3)	568	568	—	—	—
Administrative Services fee (4)	40	40	—	—	—
Total	$949,332	$58,107	$346,919	$69,132	$475,174

(1)
Our variable rate long-term debt outstanding as of December 31, 2017 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the one-month period LIBOR, the LIBOR specific to our Term Loan B facility as of December 31, 2017 and our applicable margin rate.

(2)
Under the terms of the Management Agreements, we currently pay a management fee of $2,898 per day which is subject to an annual increase of 3% and further annual increases to reflect material unforeseen costs increases of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)
On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.000 to $1.1999 the EURO/USD exchange rate as of December 31, 2017 and does not include any incentive compensation which our Board of Directors may agree to pay.

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

Capital Commitments
Possible Acquisitions of Other Vessels
Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our right to purchase the Optional Vessels subject to the provisions governing the Omnibus Agreement), we continuously evaluate potential transactions, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment, repurchase or refinance of existing debt, unit repurchases, short term investments or other transactions that we believe will be accretive to earnings, enhance unitholder value or are in our best interests.
Pursuant to the Omnibus Agreement that we have entered into with our Sponsor and our General Partner, in addition to the Optional Vessels, we also have the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.
G.          SAFE HARBOR
See the section entitled "Forward Looking Statements" at the beginning of this Annual Report.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our directors and senior management.
Name	Age	Position
Georgios Prokopiou	71	Chairman of the Board of Directors and Appointed Director
Tony Lauritzen	41	Chief Executive Officer and Appointed Director
Michael Gregos	46	Chief Financial Officer
Levon Dedegian	66	Class III Director
Alexios Rodopoulos	70	Class II Director
Evangelos Vlahoulis	71	Class I Director

Certain biographical information about each of our directors and executive officers is set forth below.
Georgios Prokopiou. Mr. Georgios Prokopiou has served as Chairman of our Board of Directors since our inception. Since entering the shipping business in 1974, Mr. Prokopiou has managed a shipping fleet consisting of over 500 vessels and is among other, the founder of Dynacom Tankers Management, Sea Traders and Dynagas Ltd., our Manager. Dynacom was founded in 1991 to manage tankers and Sea Traders SA was founded in 1974 to manage bulk carriers. Since 2002, companies controlled by Mr. Prokopiou have built more than 100 vessels at shipyards in South Korea, Japan and China. Mr. Prokopiou holds a civil engineering degree from the National Technical University of Athens. Mr. Prokopiou has also served as Chairman of the North of England P&I Association. He is Chairman of the Greek committee of Bureau Veritas, as well as member of the Greek committees of DNV-GL, Lloyd's Register and ABS. In 2005 Dynacom was awarded Tanker Company of the Year award by Lloyd's List. In 2015 Dynagas Ltd. was the winner of Statoil's Working Safely with Suppliers Award. In June 2017,  Mr. Prokopiou was the recipient of Seatrade's Lifetime Achievement Award.
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
At the Partnership's 2014 Annual General Meeting of Limited Partners, the Class I Elected Director was elected to serve for a one year term expiring on the date of the succeeding annual meeting, the Class II Elected Director was elected to serve for a two-year term expiring on the second succeeding annual meeting and (c) the Class III Elected Director was elected to serve for a three-year term expiring on the third succeeding annual meeting.  At each annual meeting of limited partners, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the Board of Directors or by any limited partner or group of limited partners that beneficially owns at least 15% of the outstanding common units.
The Partnership held its 2017 Annual General Meeting of Limited Partners on December 7, 2017, at which (i) Mr. Levon Dedegian was re-elected to serve as a Class III director for a three-year term until the Partnership's 2020 Annual General Meeting of Limited Partners, and (ii) Ernst & Young (Hellas) Certified Auditors Accountants S.A. were re-appointed to serve as the Partnership's independent auditors for the fiscal year ending December 31, 2017.
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
As of December 31, 2017, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements.  Please see "Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Vessel Management." The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see "Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Administrative Services Agreement & Executive Services Agreement."
E.	UNIT OWNERSHIP
"Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders."
ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR UNITHOLDERS
The following table sets forth the beneficial ownership of our common units as of March 8, 2018 by each person that we know to beneficially own more than 5% of our outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:
Name of Beneficial Owner	Number	Percent(1)
Dynagas Holding Ltd.(2)	15,595,000	43.9%
All executives, officers and directors as a group(3)	*	*
___________________
(1)	Based on 35,490,000 common units outstanding as of the date of this Annual Report.
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

As of March 8, 2018, we had three unitholders of record located in the United States, which held 100% of outstanding common units. We believe that the units held by CEDE & CO., a nominee of the Depository Trust Company and one of the three aforementioned United States unitholders, include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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
Under the Omnibus Agreement, we are not restricted from acquiring, operating or chartering Non-Four-Year LNG carriers.
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
Rights to Purchase Optional Vessels
The Omnibus Agreement provides us with the right, subject to certain conditions, to purchase the Initial Optional Vessels and our Sponsor's ownership interest in the entities that respectively own the Additional Optional Vessels, from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. The purchase rights relating to the Initial Optional Vessels each expired 24 months following the respective delivery of each Initial Optional Vessel from the shipyard. On March 30, 2017, we agreed with our Sponsor to extend the deadline for exercising the purchase options relating to both the Clean Ocean and the Clean Planet granted to us under the Omnibus Agreement from March 31, 2017 to March 31, 2018. On February 6, 2018, we agreed with our Sponsor to extend the deadline for exercising the purchase options relating to both the Clean Horizon and the Clean Vision granted to us under the Omnibus Agreement to December 31, 2018. In the case of our Sponsor's ownership interest in the entities that own the Additional Optional Vessels, our purchase rights expire within 24 months following the expiration, without acceptance, of our 30-day option to purchase such interests pursuant to the Omnibus Agreement, so long as such Additional Optional Vessels are employed under a long-term charter of four or more years upon their respective delivery dates. We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee, to extend or further extend, as applicable, the purchase option exercise period. There is no assurance that our Sponsor will agree to such extension.
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

Amendments
The Omnibus Agreement may not be amended without the prior approval of the Conflicts Committee if the proposed amendment will, in the reasonable discretion of our Board of Directors, adversely affect holders of our common units.
Vessel Acquisitions
On December 21, 2015, pursuant to a share purchase agreement, we acquired 100% of the ownership interests in the entity that owns and operates the Lena River, which is currently operating under a time charter with Gazprom with an initial term of five years, for an aggregate purchase price of $240.0 million.  We purchased only the Lena River and the related time charter.  All of the other assets and liabilities relating to the Sponsor entity that owns the Lena River remained with our Sponsor and did not form part of the purchase price.  We funded the acquisition of the Lena River using the net proceeds we received from our Series A Preferred Units offering, borrowings under our $200 Million Term Loan Facility, and cash on hand. At the closing date of the transaction, the Sponsor provided us a $35.0 million interest free credit financing in respect of unsettled amounts in connection with the acquisition that was repaid early in 2016.
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
We currently pay our Manager a technical management fee of $2,898 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.
In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus which is the amount paid to the vessel owner as compensation for all or a part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer, or other income earned during the course of the employment of our vessels, during the term of the management agreements, for providing the relevant vessel-owning subsidiary with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others.  In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third-parties, in accordance with the Management Agreements.
We incurred an aggregate expense of approximately $8.0 million to our Manager in connection with the management of our Fleet under the Management Agreements for the year ended December 31, 2017. We incurred an aggregate expense of approximately $8.2 million to our Manager in connection with the management of our Fleet under the Management Agreements for the year ended December 31, 2016.
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
During the year ended December 31, 2017, we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.
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
$30 Million Revolving Credit Facility
In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital. This revolving credit facility is interest free and has a term of five years.  The loan may be drawn and prepaid in whole or in part at any time during its term.  As of December 31, 2017, no amounts were outstanding under the facility.
Contribution and Conveyance Agreement
In connection with the Term Loan B refinancing transaction in May 2017, and pursuant to the Contribution and Conveyance Agreement (i) Dynagas Equity Holding contributed its equity interests in (which represented 100% of the issued and outstanding share capital of) each of Seacrown Maritime Ltd., Fareastern Shipping Limited, Navajo Marine Limited and Solana Holding Ltd. to Arctic LNG Carriers, and (ii) Quinta Group Corp. and Pelta Holdings S.A., our wholly-owned subsidiaries which then owned all of the outstanding share capital of Pegasus Shipholding S.A. and Lance Shipping S.A., respectively, each contributed the entire share capital of its respective owned entity to Artic LNG Carriers and were subsequently dissolved. As Dynagas Equity became the sole shareholder of Arctic LNG Carriers, the contributions did not result in a change of control of our business. Arctic LNG Carriers and Dynagas Finance LLC, our wholly-owned Delaware subsidiary, serve as co-borrowers under the Term Loan B.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including our Sponsor on the one hand, and us and our unaffiliated limited partners, on the other hand. Our General Partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our Board of Directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Certain of our officers and directors are also officers of our Sponsor or its affiliates and have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.
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
Our General Partner or our Board of Directors may, but are not required to, seek the approval of such resolution from the Conflicts Committee or from the common unitholders. If neither our General Partner nor our Board of Directors seeks approval from the Conflicts Committee, and our Board of Directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our Board of Directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our Partnership Agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. See "Item 6. Directors, Senior Management and Employees—C. Board Practices." for information about the composition and formation of the Conflicts Committee.
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

Partnership Agreement modified standards
Our Partnership Agreement contains provisions that waive or consent to conduct by our General Partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our Partnership Agreement provides that when our General Partner is acting in its capacity as our General Partner, as opposed to in its individual capacity, it must act in "good faith" and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our General Partner is acting in its individual capacity, as opposed to in its capacity as our General Partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our General Partner and our Board of Directors would otherwise be held. Our Partnership Agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by our Conflicts Committee must be:

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

•
Although our Partnership Agreement requires us to distribute all of our available cash, our Partnership Agreement, including provisions contained therein requiring us to make cash distributions may be amended, with the approval of a majority of the outstanding common units.

•
Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement.

•	Under Section 51 of the Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.
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
Minimum Quarterly Distribution
Common unitholders are entitled under our Partnership Agreement to receive a minimum quarterly distribution of $0.365 per unit, after distributions are made on the Series A Preferred Units but, to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses.
There is no guarantee that we will pay the minimum quarterly distribution to common unitholders, the general partner or to holders of the incentive distribution rights in any quarter.  Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement.  We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements.  Please read "Item 5.—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for a discussion of the restrictions contained in our debt agreements and lease arrangements that may restrict our ability to make distributions.
For information on our distributions for the year ended December 31, 2017, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."
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

Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.  Our General Partner currently holds the incentive distribution rights.  The incentive distribution rights may be transferred separately from our general partner interest, subject to restrictions in the Partnership Agreement. Subsequent to December 31, 2016, the General Partner or any other holder of incentive distribution rights may transfer any or all of its incentive distribution rights without unitholder approval. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

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
For the Year Ended	High (US$)	Low (US$)
December 31, 2013*	23.79	16.75
December 31, 2014	25.50	13.66
December 31, 2015	20.95	7.80
December 31, 2016	16.25	6.70
December 31, 2017	17.93	10.66
 * For the period beginning November 13, 2013

For the Quarter Ended:	High (US$)	Low (US$)
March 31, 2016	11.59	6.70
June 30, 2016	15.72	10.81
September 30, 2016	16.20	13.22
December 31, 2016	16.25	12.76
March 31, 2017	17.83	15.9
June 30, 2017	17.93	13.76
September 30, 2017	15.85	13.06
December 31, 2017	14.27	10.66

Most Recent Six Months:	High (US$)	Low (US$)
September 2017	14.41	13.06
October 2017	14.27	13.00
November 2017	13.97	12.21
December 2017	13.90	10.66
January 2018	12.69	10.95
February 2018	11.65	10.15
March 2018 (through and including March 8, 2018)	10.75	10.09

Our Series A Preferred Units has been trading on the NYSE under the symbol "DLNG PR A" since July 14, 2015. The following table shows the high and low prices for our Series A Preferred Units:

For the Year Ended	High (US$)	Low (US$)
December 31, 2015*	25.60	14.25
December 31, 2016	25.91	14.25
December 31, 2017	26.98	25.11
* For the period beginning July 14, 2015

For the Quarter Ended:	High (US$)	Low (US$)
March 31, 2016	21.35	14.25
June 30, 2016	23.48	20.46
September 30, 2016	25.41	22.66
December 31, 2016	25.91	24.51
March 31, 2017	26.13	25.11
June 30, 2017	26.93	25.30
September 30, 2017	26.98	25.97
December 31, 2017	26.97	25.84

Most Recent Six Months:	High (US$)	Low (US$)
September 2017	26.70	26.00
October 2017	26.94	26.25
November 2017	26.97	26.11
December 2017	26.55	25.84
January 2018	26.38	25.93
February 2018	26.15	25.36
March 2018 (through and including March 8, 2018)	26.13	25.77

In addition, our 2019 Notes started trading on the NYSE on December 30, 2014 under the ticker symbol "DLNG 19."
ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL
Not applicable.
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
The information required to be disclosed under Item 10.B. is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on November 8, 2013 and our Registration Statement on Form 8-A filed with the SEC on July 23, 2015. As of the date of this Annual Report, we have a total of 35,490,000 common units issued and outstanding and no subordinated units issued or outstanding.
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
The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2017, our common units were "primarily traded" on the NYSE.
Under the regulations, our units will be considered to be "regularly traded" on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, which represent more than 50% of our outstanding units, were listed on the NYSE during 2017, we currently satisfy the listing requirement.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied the trading frequency and trading volume tests for the taxable year ended December 31, 2017. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
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

For more than half the days of our taxable year ended December 31, 2017, less than 50% of our common units were owned by 5% Unitholders.  Therefore, we believe that we were not subject to the 5 Percent Override Rule for 2017.  However, there is no assurance that we will continue to qualify for exemption under Section 883.  For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50 percent or more of our common units for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance that we will be able to satisfy them.
Based on the foregoing, we believe that we satisfied the publicly traded test for our taxable year ended December 31, 2017.
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
To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, we may be subject to the 30% branch profits tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.
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
Interest Rate Risk
The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future earnings. In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We have not entered into any derivative instruments such as interest rate swaps since our IPO. As of December 31, 2017, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $477.6.
Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income during the year ended December 31, 2017 by approximately $4.8 million based upon our floating interest bearing debt level during 2017. A corresponding increase in LIBOR during the year ended December 31, 2016, would have decreased our net income by approximately $5.0 million. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Optional Vessels or other vessels from affiliated or unaffiliated third-parties.
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
Foreign Currency Exchange Risk
We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our vessel operating, voyage and the majority of our dry-docking related expenses, primarily vessel repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2017, we incurred approximately 28.2% of our operating expenses (including class survey costs) and 32.0% of our unaffiliated general and administrative expenses in currencies other than the U.S. dollar compared to 18.9% of our operating expenses and 23.7% of our general and administrative expenses for the year ended December 31, 2016. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2017 and 2016, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.

We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.
Concentration of Credit Risk
The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and independent and government-owned gas producers. For the years ended December 31, 2017 and 2016, four and three charterers, respectively, individually accounted for all of our revenues:
Charterer	2017	2016
Gazprom	72%	66%
Statoil	19%	16%
Shell	6%	18%
PetroChina	3%	-
Total	100%	100%

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
Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2017. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership's internal controls over financial reporting are effective as of December 31, 2017.
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
Unitholders may also request a copy of our Corporate Code of Business Ethics and Conduct at no cost by writing or telephoning us at: Dynagas LNG Partners LP, 23, Rue Basse, 98000 Monaco, Tel: +377 9999 6445.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for the years ended December 31, 2017 and 2016 was Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.'s Services
In 2017 and 2016, the fees rendered by the auditors were as follows:
	2017	2016
Audit Fees	€139,000	€131,000
Audit-Related Fees	-	-
Tax Fees	6,000	7,000
All Other Fees	-	-
	€145,000	€138,000

Audit Fees
Audit fees for 2017 and 2016 include fees related to (i) audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.
Audit-Related Fees
None.
Tax Fees
Tax fees billed during the year ended December 31, 2017 amounted to approximately $6,700, which were related Ernst & Young's review of our earnings and profit computations enabling us to report to our investors whether or not our corporate distributions are taxable, as determined under United States federal income tax principles.
 The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2017 and 2016.
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
The following financial statements, together with the related reports of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-29.
ITEM 19.	EXHIBITS
The following exhibits are filed as part of this Annual Report:
Exhibit Number	Description
1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2	Third Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(3)
1.3	Certificate of Formation of Dynagas GP LLC(1)
1.4	Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5	Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6	Limited Partnership Agreement of Dynagas Operating LP(1)
1.7	Certificate of Formation of Dynagas Operating GP LLC(1)
1.8	Limited Liability Company Agreement of Dynagas Operating GP LLC(1)
4.1	Form of Vessel Management Agreement(5)
4.2	First Amended and Restated Omnibus Agreement, dated April 12, 2016(5)
4.3	$30 Million Revolving Credit Facility with Dynagas Holding Ltd.(2)
4.4	Executive Services Agreement(2)
4.5	Administrative Services Agreement(4)
4.6	Share Purchase Agreement dated December 17, 2015(5)
4.7
Base Indenture, dated as of September 15, 2014, by and among the Partnership and Dynagas Finance Inc., as Issuers, and Deutsche Bank Trust Company Americas, as Trustee, relating to 6.25% Senior Notes Due 2019. (4)

4.8
First Supplemental Indenture, dated as of September 15, 2014, by an among by and among the Partnership and Dynagas Finance Inc., as Issuers, and Deutsche Bank Trust Company Americas, as Trustee, relating to 6.25% Senior Notes Due 2019. (4)

4.9	$480 Million Term Loan B
4.10	Contribution and Conveyance Agreement, dated May 18, 2017
8.1	Subsidiaries of Dynagas LNG Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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
(5)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange

DYNAGAS LNG PARTNERS LP

Report of Independent Registered Public Accounting Firm
To the Partners and Board of Directors of Dynagas LNG Partners LP
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the Partnership) as of December 31, 2017 and 2016, the related consolidated statements of income, Partners' equity and cash flows for each of the three years in the period ended December 31, 2017, and related notes (collectively referred as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Partnership's auditor since 2011.

Athens, Greece
 March 9, 2018

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets
As of December 31, 2017 and 2016
(Expressed in thousands of U.S. Dollars—except for unit data)

	Note	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$67,464	$57,595
Trade receivables	2(g)	155	100
Prepayments and other assets		1,103	788
Inventories		799	834
Due from related party	3	883	878
Total current assets		70,404	60,195

FIXED ASSETS, NET:
Vessels, net	4	977,298	1,007,617
Total fixed assets, net		977,298	1,007,617
OTHER NON CURRENT ASSETS:
Restricted cash	5	—	25,000
Due from related party	3	1,350	1,350
Above-market acquired time charter contract	7	5,267	12,514
Total assets		$1,054,319	$1,106,676

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $2,145 and $812, respectively	5	$2,655	$31,688
Trade payables		4,497	3,058
Due to related party, current	3	72	302
Accrued liabilities		4,051	3,750
Unearned revenue		11,623	14,258
Total current liabilities		22,898	53,056
NON-CURRENT LIABILITIES:
Deferred revenue		1,405	1,036
Long-term debt, net of current portion and unamortized deferred financing fees of $11,102 and $5,252, respectively	5	711,698	684,748
Total non-current liabilities		713,103	685,784

Commitments and contingencies	8	—	—
PARTNERS' EQUITY:
Common unitholders (unlimited authorized; 35,490,000 units issued and outstanding as at December 31, 2017 and 20,505,000 units issued and outstanding as at December 31, 2016)	9	245,055	302,952
Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2017 and 2016)	9	73,216	73,216
Subordinated unitholders (None issued and outstanding as at December 31, 2017 and 14,985,000 units issued and outstanding as at December 31, 2016)	9	—	(8,429)
General Partner (35,526 units issued and outstanding as at December 31, 2017 and 2016)	9	47	97
Total partners' equity		318,318	367,836

Total liabilities and partners' equity		$1,054,319	$1,106,676
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Income
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Note	2017	2016	2015
REVENUES:
Voyage revenues	7	$138,990	$169,851	$145,202
EXPENSES:
Voyage expenses		(1,789)	(749)	(983)
Voyage expenses-related party	3	(1,830)	(2,212)	(1,821)
Vessel operating expenses		(27,067)	(26,451)	(23,244)
Dry-docking and special survey costs		(6,193)	(81)	—
General and administrative expenses		(961)	(1,170)	(1,086)
General and administrative expenses- related party	3	(725)	(715)	(719)
Management fees-related party	3	(6,162)	(5,999)	(4,870)
Depreciation	4	(30,319)	(30,395)	(24,387)

Operating income		$63,944	$102,079	$88,092

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 11	(46,281)	(34,991)	(27,974)
Interest income		203	—	35
Other, net		(527)	(234)	(103)

Total other expenses		(46,605)	(35,225)	(28,042)

Partnership's Net Income		$17,339	$66,854	$60,050
Common unitholders' interest in Net Income		$9,302	$34,652	$32,878
Preferred unitholders' interest in Net Income		$6,750	$6,750	$3,019
Subordinated unitholders' interest in Net Income		$1,208	$25,323	$24,028
General Partner's interest in Net Income		$79	$129	$125
Earnings per unit, basic and diluted:	10
Common unit (basic and diluted)		$0.27	$1.69	$1.60
Weighted average number of units outstanding, basic and diluted:	10
Common units		34,545,740	20,505,000	20,505,000
               The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Partners' Equity
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. Dollars—except for unit data)

					Partners' Capital
	Series A Preferred	Common	Subordinated	General Partner	Series A Preferred	Common	Subordinated	General Partner	Total
BALANCE, December 31, 2014	—	20,505,000	14,985,000	35,526	$—	$304,729	$(7,131)	$100	$297,698
—Net income	—	—	—	—	3,019	32,878	24,028	125	60,050
—Issuance of preferred units, net of issuance costs (Note 9)	3,000,000	—	—	—	72,297	—	—	—	72,297
—Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	(2,100)	(34,653)	(25,324)	(130)	(62,207)
BALANCE, December 31, 2015	3,000,000	20,505,000	14,985,000	35,526	$73,216	$302,954	$(8,427)	$95	$367,838
—Net income	—	—	—	—	6,750	34,652	25,323	129	66,854
—Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	(6,750)	(34,654)	(25,325)	(127)	(66,856)
BALANCE, December 31, 2016	3,000,000	20,505,000	14,985,000	35,526	$73,216	$302,952	$(8,429)	$97	$367,836
—Net income	—	—	—	—	6,750	9,302	1,208	79	17,339
—Conversion of subordinated units to common units (Note 9)	—	14,985,000	(14,985,000)	—	—	(15,171)	15,171	—	—
—Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	(6,750)	(52,028)	(7,950)	(129)	(66,857)
BALANCE, December 31, 2017	3,000,000	35,490,000	—	35,526	$73,216	$245,055	$—	$47	$318,318
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Cash Flows
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. Dollars)

	Note	2017	2016	2015
Cash flows from Operating Activities:
Net income:		$17,339	$66,854	$60,050
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	30,319	30,395	24,387
Amortization and write-off of deferred financing fees	11	5,387	1,984	1,545
Deferred revenue amortization		369	(58)	608
Amortization of fair value of acquired time charter	7	7,247	7,268	218
Changes in operating assets and liabilities:
Trade receivables		(55)	3	(103)
Prepayments and other assets		(315)	(178)	94
Inventories		35	(486)	9
Due from/to related party		(235)	(346)	292
Trade payables		1,584	(1,105)	1,808
Accrued liabilities		299	155	(68)
Unearned revenue		(2,635)	(868)	8,104
Net cash provided by Operating Activities		$59,339	$103,618	$96,944

Cash flows from Investing Activities:
Vessel acquisitions and other additions to vessels' cost	3(c)	—	(37,472)	(205,045)
Net cash used in Investing Activities		$—	$(37,472)	$(205,045)

Cash flows from Financing Activities:
Decrease/ (Increase) in restricted cash		25,000	—	(1,000)
Payment of common and preferred units issuance costs and other filing costs		—	(119)	(65)
Proceeds from issuance of preferred units, net of paid issuance costs	9	—	—	72,446
Payment of securities registration and other filing costs		(145)	—	—
Distributions declared and paid		(66,857)	(66,856)	(62,207)
Proceeds from long-term debt	5	480,000	66,667	133,333
Repayment of long-term debt		(474,900)	(32,500)	(20,000)
Payment of deferred finance fees		(12,568)	(36)	(2,062)
Net cash (used in)/ provided by Financing Activities		$(49,470)	$(32,844)	$120,445

Net increase in cash and cash equivalents		9,869	33,302	12,344
Cash and cash equivalents at beginning of the year		57,595	24,293	11,949
Cash and cash equivalents at end of the year		$67,464	$57,595	$24,293
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest		$39,796	$32,781	$25,798
Non-cash Investing Activities:
Vessel acquisitions	3(c)	$—	—	35,000

     The accompanying notes are an integral part of these consolidated financial statements.

1. Partnership Formation and General Information:
Dynagas LNG Partners LP ("Dynagas Partners" or the "Partnership") was incorporated as a limited Partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18 2013, the Partnership successfully completed its initial public offering (the "IPO") pursuant to which, (i) the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO, and (ii) the Partnership's Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (a) an omnibus agreement with the Sponsor, which was subsequently amended on April 12, 2016 (the "Omnibus Agreement"), which provides the Partnership the right to purchase certain identified liquefied natural gas ("LNG") carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(c)) and, (b) a $30 million revolving credit facility with the Sponsor to be used for general Partnership purposes.
The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of December 31, 2017:
Vessel Owning Subsidiaries:
Company Name	Country of incorporation	Vessel Name	Delivery Date	Year Built	Cbm Capacity
Pegasus Shipholding S.A. ("Pegasus")	Marshall Islands	Clean Energy	March 2007	2007	149,700
Lance Shipping S.A. ("Lance")	Marshall Islands	Ob River	July 2007	2007	149,700
Seacrown Maritime Ltd. ("Seacrown")	Marshall Islands	Amur River	January 2008	2008	149,700
Fareastern Shipping Limited ("Fareastern")	Malta	Arctic Aurora	June 2014	2013	155,000
Navajo Marine Limited ("Navajo")	Marshall Islands	Yenisei River	September 2014	2013	155,000
Solana Holding Ltd. ("Solana")	Marshall Islands	Lena River	December 2015	2013	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation	Purpose of incorporation
Dynagas Equity Holding Limited ("Dynagas Equity")	Liberia	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. ("Arctic LNG").
Dynagas Operating GP LLC ("Dynagas Operating GP")	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP ("Dynagas Operating")	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.

1. Basis of Presentation and General Information (continued):

Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities are limited to co-issuing the Senior Unsecured Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG	Marshall Islands
Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and Co-Borrower of the Term Loan B discussed under Note 5.
On May 18, 2017, the Partnership refinanced its then existing secured bank debt with the Term Loan B (defined below, please refer to Note 5). In connection with the refinancing transaction (i) Dynagas Equity contributed 100% of the equity interests in Seacrown, Fareastern, Navajo, Solana to Arctic LNG, and (ii) Quinta Group Corp. and Pelta Holdings S.A., the Partnership's subsidiaries which then owned 100% of the outstanding share capital of Pegasus and Lance, respectively, each contributed 100% of the share capital of Pegasus and Lance to Artic LNG and were subsequently dissolved ((i) and (ii) together, the "Contribution"). Since the Partnership was and continues to be the ultimate shareholder of Arctic LNG, there was no change in the ownership or control of the business as a result of the Contribution, and therefore, the Contribution constitutes a reorganization of companies under common control, and was accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying consolidated financial statements were prepared using the historical carrying costs of the assets and liabilities presented.
Since the Partnership's inception, the technical, administrative and commercial management of the Partnership's fleet is performed by Dynagas Ltd. ("Dynagas" or the "Manager"), a related company, wholly owned by the Partnership's Chairman (Note 3(a)).
As of December 31, 2017, the Partnership's Sponsor owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units, which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the general partner, Dynagas GP LLC, is owned and controlled by the Sponsor.
2. Significant Accounting Policies and Recent Accounting Pronouncements:
(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Dynagas Partners, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 810 "Consolidation" a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities ("VIE") are entities as defined under ASC 810 that in general either has equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2017 and 2016, no such interests existed.

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
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

(c)
Other Comprehensive Income: The Partnership follows the provisions of ASC 220, "Comprehensive Income" which requires separate presentation of certain transactions which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and, accordingly, for the years ended December 31, 2017, 2016 and 2015, comprehensive income equaled net income.

(d)
Foreign Currency Translation: The functional currency of the Partnership is the U.S. Dollar because the Partnership's vessels operate in international shipping markets, and therefore, primarily transact business in U.S. Dollars. The Partnership's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars using the balance sheet date exchange rates. Resulting gains or losses are included in Other, net in the accompanying consolidated statements of income.

(e)	Cash and Cash Equivalents: The Partnership considers highly liquid investments such as time deposits with an original maturity of three months or less to be cash equivalents.
(f)
Restricted cash: Restricted cash may comprise of (i) minimum liquidity collateral requirements or minimum required cash deposits that are required to be maintained under the Partnership's financing arrangements, (ii) cash deposits in so-called "retention accounts" which may only be used as per the Partnership's borrowing arrangements for the purpose of serving the loan installments coming due or, (iii) other cash deposits required to be retained until other specified conditions prescribed in the Partnership's debt agreements are met. In the event that the obligation to maintain such deposits is expected to elapse within the next operating cycle, these deposits are classified as current assets. Otherwise they are classified as non-current assets.

(g)
Trade Receivables: The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. Provision for doubtful accounts as of December 31, 2017 and 2016, was nil.

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
(h)
Inventories: Inventories consist of lubricants which are stated at the lower of cost or net realizable value, following the adoption of ASU 2015-11, Simplifying the Measurement of Inventory. Cost is determined by the first in, first out method. Inventories may also consist of bunkers during periods when vessels are unemployed or under voyage charters and spares in warehouses, that are also stated at the lower of cost or net realizable value and cost is still determined by the first in, first out method.

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

(k)
Impairment of Long-Lived Assets: The Partnership follows ASC 360-10-40 "Impairment or Disposals of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. When indications are present, the Partnership determines undiscounted projected net operating cash flows, for each vessel and compares it to the vessel's carrying value. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" based on management's estimates and assumptions and by making use of available market data and taking into consideration third party valuations and other market observable data that allow value to be determined. In developing estimates of future cash flows, the Partnership must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated charter rate for the unfixed days. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate prevailing at the time of test. An estimate is also applied to effective fleet utilization, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys) and vessels loss of hire from repositioning or other conditions. Estimates for the remaining estimated useful lives of the current fleet and scrap values are identical with those employed as part of the Partnership's depreciation policy. As of December 31, 2017, 2016 and 2015, the Partnership incurred no impairment loss.

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

During the years ended December 31, 2017 and 2016, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:
Charterer	2017	2016
A	72%	66%
B	19%	16%
C(1)	—%	18%
Total	91%	100%
(1) Below 10% in the year ended December 31, 2017.

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
(p)
Accounting for Revenues and Related Expenses: The Partnership generates its revenues from charterers under time charter agreements for the employment of its vessels. All vessels are employed under time charter agreements, where a contract is entered into for the use of a vessel for a specific period of time and at a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Furthermore, revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis at the average minimum lease revenue over the rental periods of such charter agreements, as service is performed with the residual or excess from actually collected hire based on the time charter agreement for each period being classified as deferred revenue in the accompanying consolidated balance sheets. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date. Commissions are always paid for by the Partnership while the remaining voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Partnership during periods of off-hire. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership's revenues are earned.

(q)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(r)
Earnings Per Unit: As of December 31, 2017, the Partnership's capital structure consisted of common units, preferred units, a general partner interest and incentive distribution rights. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership's general partner but, subject to certain restrictions, may be transferred or sold apart from the general partner's interest. The Partnership calculates basic earnings per each class of units by allocating period distributed and undistributed earnings to the General Partner, limited partners and incentive distribution rights holder using the two-class method and by utilizing the contractual terms of the Partnership's Third Amended and Restated Limited Partnership Agreement (the "Partnership Agreement"). Basic earnings per common unit are computed by allocating distributed and undistributed net income available to common unitholders, after subtracting the interest on the Partnership's net income of the preferred unitholders, subordinated unitholders (up to January 23, 2017 or the "Sponsor Subordinated Units Conversion Date", see note 9) and general partner by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Partnership agreement. Where distributions relating to the period are in excess of earnings, the surplus is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2017.

(s)
Segment Reporting: The Partnership has determined that it operates under one reportable segment relating to its operations as it operates solely LNG vessels. The Partnership reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of vessel employment for its customers. The Partnership's management does not use discrete financial information to evaluate operating results for each type of charter. Although revenue can be identified according to these types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
(t)
Fair Value Measurements: The Partnership follows ASC 820, "Fair Value Measurements and Disclosures", which defines and provides guidance as to the measurement of fair value. This guidance creates a fair value hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable data that are not corroborated by market data (Level 3), for example, the reporting entity's own data. Observable market based inputs or unobservable inputs that are corroborated by market data are classified under Level 2 of the fair value hierarchy. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

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

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Recent Accounting Pronouncements:
ASU 2015-14:  In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. Furthermore, in March 2016, April 2016 and May 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10 Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing and ASU 2016-12 Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, respectively, which clarify the guidance in ASU 2014-09. Furthermore, in September and November 2017, the FASB issued ASU 2017-13 - Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842) and ASU 2017-14 - Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606), respectively. The amendments in these updates have the same effective date and transition requirements as the original standard. The Company made an assessment on the various implementation aspects of ASU 2014-09 and its amendments and concluded that the effect of the implementation of this new guidance will cause no material cumulative effect to the Partnership's future or historical financial position, results of operations or cash flows.
ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update (the "Update") affect all entities that hold financial assets or owe financial liabilities and address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. More precisely, the amendments in this Update (i) require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for the under equity method of accounting or those that result in consolidation of the investee), (ii) an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (iii) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities, (iv) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes and, (v) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments to the FASB Accounting Standards Codification prescribed in this Update are not expected to have a material effect on the Partnership's future financial position.

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
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
Consistent with current guidance, the recognition, measurement and presentation in the statements of income and cash flows will depend on the lease's classification as finance or operating lease. For finance leases, a lessee is required to recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of income; and classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows. For operating leases, a lessee is required to recognize a single lease cost in the statement of income (which will include both the amortization of the right-of-use asset and the "interest" element associated with the lease liability), calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and classify all cash payments within operating activities in the statement of cash flows.

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Lessor accounting: Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.
Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all non-public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this new standard is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows.
ASU 2016-13: In June 2016, the FASB issued ASU 2016-13- Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Partnership's consolidated financial position and performance.
ASU 2016-15: In August 2016, the FASB issued ASU 2016-15- Statement of Cash Flows (Topic 230): Clarification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues and provides specific guidance in how certain cash receipts and cash payments should be presented and classified in the statement of cash flows under Topic 230 with the objective of reducing the current and potential future diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. This FASB standard Update is not expected to have a material effect on the Partnership's future or historical consolidated statements of cash flows; however, Management will assess such impact, if circumstances arise.
ASU 2016-18: In November 2016, the FASB issued ASU 2016-18- Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Other than the presentation effects, the adoption of this new standard is not expected to have a material impact on future or historical consolidated financial statements and accompanying footnote disclosures of the Partnership.

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
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
3. Transactions with related parties:
During the years ended December 31, 2017, 2016 and 2015,  the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of income:
	Year ended December 31,
	2017	2016	2015
Included in voyage expenses
Charter hire commissions (a)	$1,830	$2,212	$1,821

Included in general and administrative expenses – related party
Executive services fee (d)	$605	$595	$599
Administrative services fee (e)	$120	$120	$120

Management fees-related party
Management fees (a)	$6,162	$5,999	$4,870

3. Transactions with related parties (continued):

As of December 31, 2017 and 2016, balances with related parties consisted of the following:

	Year ended December 31,
	2017	2016
Assets:
Working capital advances granted to the Manager (a)	$883	$878
Security deposits to Manager (a)	$1,350	$1,350

Liabilities included in Due to related party:
Executive service charges due to Manager (d)	$—	$147
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$42	$125
Total liabilities due to related party, current	$72	$302

(a) Dynagas Ltd.
The Partnership's vessels have entered into vessel management agreements with Dynagas Ltd., the Partnership's Manager. Pursuant to the terms of these agreements (the "Management Agreements"), the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon vessel's delivery and until the termination of the agreement. The Management Agreements initially terminate on December 31, 2020 and shall, thereafter, automatically be extended in additional eight-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries. Beginning on the first calendar year after the commencement of the vessel Management Agreements and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of the Management Agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership's Conflicts Committee. Under the terms of the Management Agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses for the vessels and general and administrative expenses of the vessel owning subsidiaries of the Partnership that are not covered by the management fees.
During the years ended December 31, 2017, 2016 and 2015, each vessel was charged with a daily management fee of $2.8, $2.7 and $2.7, respectively. During the years ended December 31, 2017, 2016 and 2015, management fees under the vessel Management Agreements amounted to $6,162, $5,999 and $4,870, respectively and are separately reflected in the accompanying consolidated statements of income.
The Management Agreements also provide for:
(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager, and,
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel, if applicable, plus out of pocket expenses.

3. Transactions with related parties (continued):
During the years December 31, 2017, 2016 and 2015 charter hire commissions under the vessel Management Agreements amounted to $1,830, $2,212 and $1,821 respectively and are reflected in the accompanying consolidated statements of income.
The Management Agreements will terminate automatically after a change of control of the owners and/or of the owners' ultimate parent, in which case an amount equal to the estimated remaining fees, but in any case not less than for a period of 36 months and not more than 60 months, will become payable to the Manager. As of December 31, 2017, based on the maximum period prescribed in the Management Agreements up to the initial termination period and the basic daily fee in effect during the year ended December 31, 2017, such termination fee would be approximately $19.1 million.
The Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Management Agreements, prior to their eight year term, by any reason other than Manager's default, the advance is not refundable. Such advances as of December 31, 2017 and 2016, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.
In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of December 31, 2017 and 2016, amounts of $883 and $878, respectively, were due from the Manager in relation to these working capital advances granted to it.
(b) Loan from related party
On November 18, 2013, upon the completion of its IPO, the Partnership entered into an interest free $30.0 million revolving credit facility with its Sponsor, with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The facility may be drawn and be prepaid in whole or in part at any time during the life of the facility. No amounts have been drawn under the respective facility as of December 31, 2017 and 2016.
(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement
At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement which was subsequently amended and restated on April 12, 2016. The Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership's option to acquire the Initial Optional Vessels (as defined in the Omnibus Agreement), including the Partnership's right to acquire the Sponsor's ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier (or the "Additional Optional Vessels" and together with the Initial Optional Vessels, the "Optional Vessels"), two of which were delivered in late 2017 and early 2018 and three of which are currently under construction, (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and, (iv) the Sponsor's provisions of certain indemnities to the Partnership.
On December 21, 2015, the Partnership concluded the third dropdown of the seven Initial Optional Vessels owned by its Sponsor and acquired 100% of the ownership interests in the entity that owns and operates the Lena River for an aggregate purchase price of $240.0 million, excluding costs to acquire (the "Lena River Acquisition"). At the closing date of the Lena River Acquisition, the Sponsor provided a $35.0 million interest free credit financing to the Partnership in respect of unsettled amounts in connection with the acquisition, which have been repaid by the Partnership early in January 2016, from the $66.7 million remaining available funds drawn under a $200 million senior term loan facility, dated December 17, 2015, the initial proceeds of which were drawn in December 2015 in order to partially finance the respective acquisition (Note 5).

3. Transactions with related parties (continued):
On March 30, 2017, by mutual agreement, the Partnership and its Sponsor extended the deadline for exercising the purchase option of the Clean Ocean and the Clean Planet (two of the four remaining Initial Optional Vessels) from March 31, 2017 to March 31, 2018. In addition, on February 6, 2018, the Partnership extended with retroactive effect the deadline for exercising the purchase option for the Clean Horizon and the Clean Vision, the other two of the four remaining Initial Optional Vessels, up to December 31, 2018 (Note 13). Following this extension, the Partnership still retains the legal right to exercise an option to purchase from its Sponsor four of the Initial Optional Vessels and the right, but not the obligation, to acquire from its Sponsor its 49% ownership interest in the Additional Optional Vessels, after their respective delivery from the shipyard, at the period specified and as per the terms prescribed in the Omnibus Agreement.
(d) Executive Services Agreement
On March 21, 2014, the Partnership entered into an executive services agreement (the "Executive Services Agreement") with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $645 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.999 at December 31, 2017), payable in equal monthly installments. The Executive Services Agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. During the years ended December 31, 2017, 2016 and 2015, executive services fees amounted to $605, $595 and $599, respectively and are included in general and administrative expenses- related party in the accompanying consolidated statements of income.
 (e) Administrative Services Agreement
On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the "Administrative Services Agreement") with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by Dynagas. During the years ended December 31, 2017, 2016 and 2015, administrative service fees amounted to $120 and are included in general and administrative expenses-related party in the accompanying consolidated statements of income.
4. Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$1,165,645	$(129,488)	$1,036,157
—Other additions to vessels' cost	1,855	—	1,855
—Depreciation	—	(30,395)	(30,395)
Balance December 31, 2016	$1,167,500	$(159,883)	$1,007,617
—Depreciation	—	(30,319)	(30,319)
Balance December 31, 2017	$1,167,500	$(190,202)	$977,298

5. Long-Term Debt:
As of December 31, 2017, all vessels comprising the Partnership's fleet were first priority mortgaged as collateral to secure the Term Loan B, further discussed in Note 5.
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:
		Year Ended
Debt instruments	Borrowers-Issuers	December 31, 2017	December 31, 2016
$480 Million Term Loan Facility	Arctic LNG and Dynagas Finance LLC	477,600	—
$340 Million Credit Facility	Pegasus, Lance, Seacrown, Fareastern	—	285,000
$250 Million Senior Unsecured Notes	Dynagas Partners and Dynagas Finance	250,000	250,000
$200 Million Term Loan Facility	Navajo and Solana	—	187,500
Total debt		$727,600	$722,500
Less deferred financing fees		(13,247)	(6,064)
Total debt, net of deferred finance costs		$714,353	$716,436
Less current portion, net of deferred financing fees		$(2,655)	$(31,688)
Long-term debt, net of current portion and deferred financing fees		$711,698	$684,748

$340 Million Senior Secured Revolving Credit Facility
On June 19, 2014, certain subsidiaries of the Partnership entered, on a joint and several basis, into a Senior Secured Revolving Credit Facility (the "$340 Million Credit Facility") with an affiliate of Credit Suisse in order to refinance the $214.1 million outstanding under a previous credit facility with the same lender and to fund a portion of the purchase price of the first drop down vessel from the Sponsor, the Arctic Aurora. The facility bore interest at LIBOR plus a margin.
On May 18, 2017, the $340 Million Credit Facility was fully repaid from the net proceeds of a new $480 million senior secured term loan (the "Term Loan B", discussed below). In addition, the minimum liquidity restrictions imposed by the respective facility to the Partnership elapsed upon its repayment and on this basis the Partnership's $25.0 million of restricted cash was released at the closing date of the Term Loan B transaction.
$200 Million Term Loan Facility
On December 17, 2015, Navajo and Solana, wholly owned subsidiaries of the Partnership, entered, on a joint and several basis, into a facility agreement with a group of lenders (ABN AMRO N.V., KFW IPEX-Bank GMBH and DNB ASA), with ABN Amro NV acting as agent, for a senior secured term loan facility of up to $200.0 million (the "$200 Million Term Loan Facility") to partially finance the Lena River Acquisition and for working capital purposes. The $200 Million Term Loan Facility bore interest at LIBOR plus a margin.
On May 18, 2017, the $200 Million Term Loan Facility was fully repaid from the net proceeds of the Term Loan B. At the repayment date, the Partnership was released from all cash-related restrictions that required the borrowing entities to maintain certain minimum liquidity levels on a per vessel basis and to maintain and transfer funds to designated accounts for each vessel.

5. Long-Term Debt (continued):
$480 Million Senior Secured Term Loan Facility
On May 18, 2017, Arctic LNG and Dynagas Finance LLC, wholly owned subsidiaries of the Partnership, as co-borrowers, entered into a $480.0 million senior secured term loan (the "Term Loan B"). The net proceeds of the Term Loan B were used to refinance and repay in full the indebtedness outstanding under the Partnership's existing $340 Million Credit Facility and the $200 Million Term Loan Facility and to pay transaction fees and expenses. The Term Loan B bears interest at LIBOR plus a margin and provides for 0.25% quarterly amortization on the principal and a bullet payment at maturity, in May 2023. The Term Loan B is secured by, among other, first priority mortgages on the vessels owned by the borrower subsidiary guarantors, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and pledges on certain deposit accounts of Arctic LNG and its vessel owning subsidiaries and is guaranteed by the Partnership, certain of the Partnership's subsidiaries and the vessel-owning subsidiaries of Arctic LNG.
The Term Loan B contains negative covenants customary for facilities of this type, including, among others, limitations on indebtedness, asset sales, transactions with affiliates, restricted payments (with the ability to distribute available cash subject to no event of default and compliance with certain financial covenants).
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
The Term Loan B and the Notes contain financial covenants that require the Partnership to:
•
meet a specified maximum loan to value ratio, which is the ratio of the aggregate principal amounts due under the Term Loan B to the aggregate fair value of the collateral vessels under the Term Loan B;

•	meet a specified minimum debt service coverage ratio, the ratio of the twelve month rolling operating cash flow of Arctic LNG to the twelve month rolling debt service payments under the Term Loan B;
•	maintain aggregate free liquidity of at least $20.0 million;
•	meet a maximum leverage ratio expressed as a percentage of total borrowings to total book assets; and
•	maintain a certain minimum net worth level.

5. Long-Term Debt (continued):
The financing agreements for both the Term Loan B and the Notes restrict the Partnership from declaring or making any distributions if an event of default occurs. The Term Loan B further restricts the Partnership from paying any dividend or other distribution unless a minimum interest coverage ratio is met on a consolidated basis.
The undrawn borrowing capacity under the Partnership's debt agreements as at December 31, 2017 and 2016, was zero.
As of December 31, 2017, the Partnership was in compliance with all financial covenants prescribed in its debt agreements.
The annual principal payments for the Partnership's outstanding debt arrangements as at December 31, 2017, required to be made after the balance sheet date were as follows:
Year ending December 31,	Amount
2018	$4,800
2019	254,800
2020	4,800
2021	4,800
2022	4,800
2023 and thereafter	453,600
Total long-term debt	$727,600
The Partnership's debt is denominated in U.S. dollars and, apart from the Notes which bear a fixed rate, bears floating interest rates. The weighted average interest rate on the Partnership's long-term debt for the years ended December 31, 2017, 2016 and 2015, was 5.4%, 4.4% and 4.5%, respectively.
Total interest incurred on long-term debt for the years ended December 31, 2017, 2016 and 2015, amounted to $39,775, $32,887 and $25,926, respectively and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income. Commitment fees incurred for 2017, 2016 and 2015, amounted to zero, $2 and $15, respectively. Such fees are included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.
6. Fair Value Measurements:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
▪
Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are reasonable estimates of their fair values due to their short-term nature. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of non-current portion of amounts due from related party, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership's estimated cost of capital, is $1,174 as of December 31, 2017, compared to its carrying value of $1,350.

6. Fair Value Measurements (continued):
▪
Long-term debt: The Term Loan B discussed in Note 5 approximates its recorded value due to the variable interest rate payable. The Notes have a fixed rate and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in over-the-counter market), is approximately $253.1 million as of December 31, 2017, compared to its carrying value of $250.0 million.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
▪	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
▪
Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

▪	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
7. Time charters acquired:
In December 2015, in connection the Lena River Acquisition (Note 3(c)), the Partnership paid an aggregate $240.0 million consideration consisting of (i) the purchase price of the vessel and (ii) the fair value of the favorable time charter contract attached to the vessel. As a result, the Partnership recognized an intangible asset of $20.0 million which represents the fair value of the time charter acquired, at the time of acquisition.
For the year ended December 31, 2017, 2016 and 2015, the amortization of the above market acquired time charter related to the Lena River Acquisition amounted to $7,247, $7,268 and $218, respectively, and is included in Voyage revenues in the accompanying consolidated statements of income. As of December 31, 2017, 2016 and 2015, accumulated amortization amounted to $14,733, $7,486 and $218, respectively. The unamortized portion of the respective intangible asset as of December 31, 2017 and 2016, amounting to $5,267 and $12,514, respectively is presented under "Above-market acquired time charter contract" in the accompanying consolidated balance sheets. The unamortized balance as of December 31, 2017, is expected to be amortized to revenues through the third quarter of 2018, the anticipated expiration date of the respective charter contract.

8. Commitments and Contingencies:
 (a) Long-term time charters:
On December 20, 2017, the Partnership entered into a new three year charter agreement with Statoil ASA ("Statoil") for the employment of the Arctic Aurora. This new charter, which is expected to commence in the third quarter of 2018, will be in direct continuation of the current charter with Statoil (interrupted only by the vessel's mandatory statutory class five-year special survey and dry-docking) and will have a firm period of about three years. Statoil will have the option to extend the new charter by two consecutive 12-month periods at escalated rates.
The Partnership's future minimum contractual charter revenues under its non-cancelable long-term time charter contracts, as of December 31, 2017, gross of brokerage commissions, without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:
Year ending December 31,	Amount
2018	$115,986
2019	123,113
2020	137,889
2021	127,756
2022	115,917
2023 and thereafter	888,716
Total	$1,509,377

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
 (c) Technical and Commercial Management Agreement:
As further disclosed in Note 3, the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas Ltd. pursuant to the Management Agreements. For the commercial services provided under the Management Agreements the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement under all circumstances until the termination of each charter party in force at the time of termination. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $18,867. For vessel administrative and technical management fees, the Partnership currently pays a daily management fee of $2.8 per vessel (Note 3(a)). Such management fees for the period from January 1, 2018, to the expiration of the agreements on December 31, 2020, adjusted annually for 3% inflation as per agreement, are estimated to be $19,636 and are analyzed as follows:

Year ending December 31,	Amount
2018	6,347
2019	6,537
2020	6,752
Total	$19,636

9. Partners' Equity:
Preferred Units Offering:
On July 20, 2015, the Partnership concluded an underwritten public offering of 3,000,000 9% Series A Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received $72.3 million of proceeds from this offering, net of the $2.4 million underwriting discount of and incurred offering expenses of $0.3 million. The Partnership used the proceeds of this offering to finance the Lena River Acquisition (Note 3(c)).
Conversion of Sponsor's Subordinated Units into Common Units:
On January 23, 2017 (the "Sponsor Subordinated Units Conversion Date"), upon payment by the Partnership to its common unitholders of the quarterly distribution in respect of the fourth quarter of 2016 and upon satisfaction of certain other conditions defined and set forth in the Partnership Agreement, the Partnership's subordination period expired and, accordingly, the Sponsor's 14,985,000 issued and outstanding subordinated units representing limited partner interests in the Partnership were converted into common units on a one-for-one basis (the "Sponsor Subordinated Units Conversion"). The Partnership Agreement prescribes that, upon the expiration of the subordination period, arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters no longer accrue and that the subordinated units participate pro rata with other common units in distributions of available cash. As of December 31, 2017, following the Sponsor Subordinated Units Conversion, the Sponsor owns 15,595,000 common units, representing a 43.9% interest in the Partnership, excluding its General Partner interest. No cash consideration was paid in connection with this conversion.
As of December 31, 2017, following the Sponsor Subordinated Units Conversion, discussed above, the Partnership had 35,490,000 common units, 3,000,000 Series A Preferred Units and 35,526 general partner units issued and outstanding.
Common and General Partner unit distribution provisions:
After the end of the subordination period, which expired December 31, 2016, the Partnership pays distributions in the following manner:
•
first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until the distributed amount in respect of each common unit equals the minimum quarterly distribution; and

9. Partners' Equity (continued):
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
Common and preferred unit distributions:
On January 1, 2017, the Board of Directors unanimously approved a quarterly cash distribution, for the fourth quarter of 2016 of $0.4225 per common and subordinated unit, or $15.0 million which, on January 19, 2017, was paid to all unitholders of record as of January 11, 2017.

9. Partners' Equity (continued):
On January 19, 2017, the Partnership's Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2016 to February 11, 2017. The cash distribution was paid on February 13, 2017, to all Series A preferred unitholders of record as of February 5, 2017.
On April 12, 2017, the Partnership's Board of Directors announced a quarterly cash distribution of $0.4225, or $15.0 million, per common unit in respect of the first quarter of 2017. This cash distribution was paid on April 28, 2017, to all common unitholders of record as of April 21, 2017.
On April 21, 2017, the Partnership's Board of Directors announced a cash distribution of $0.5625 per unit of its Series A Preferred Units for the period from February 12, 2017 to May 11, 2017, which was paid on May 12, 2017, to all unitholders of record as of May 5, 2017.
On July 1, 2017, the Partnership's Board of Directors declared a quarterly cash distribution of $0.4225, or $15.0 million, per common unit in respect of the second quarter of 2017. This cash distribution was paid on July 18, 2017, to all common unitholders of record as of July 11, 2017.
On July 19, 2017, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit of its Series A Preferred Units for the period from May 12, 2017 to August 11, 2017, which was paid on August 14, 2017, to all unitholders of record as of August 5, 2017.
On October 2, 2017, the Partnership's Board of Directors declared a quarterly cash distribution of $0.4225, or $15.0 million, per common unit in respect of the third quarter of 2017. This cash distribution was paid on October 19, 2017, to all common unitholders of record as of October 12, 2017.
On October 19, 2017, the Partnership's Board of Directors announced a cash distribution of $0.5625 per unit of its Series A Preferred Units for the period from August 12, 2017 to November 11, 2017, which was paid on November 13, 2017, to all unitholders of record as of November 5, 2017.
General Partner Distributions:
During the years ended December 31, 2017, 2016 and 2015, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $129, $127 and $130, respectively.
 10. Earnings per Unit:
The Partnership calculates earnings per unit by allocating distributed and undistributed net income/ (losses) for each period to common, subordinated and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Partnership Agreement, as generally described in Note 9 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership's net earnings.

10. Earnings per Unit (continued):
The Partnership had no dilutive instruments in the years ended December 31, 2017, 2016 and 2015.
The calculations of the basic and diluted earnings per common unit are presented below:
	Year ended December 31,
	2017	2016	2015
Partnership's Net income	$17,339	$66,854	$60,050
Less:
Net Income attributable to preferred unitholders	6,750	6,750	3,019
Net Income attributable to subordinated unitholders	1,208	25,323	24,028
General Partner's interest in Net Income	79	129	125
Net income attributable to common unitholders	$9,302	$34,652	$32,878
Weighted average number of common units outstanding, basic and diluted	34,545,740	20,505,000	20,505,000
Earnings per common unit, basic and diluted	$0.27	$1.69	$1.60

11. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:
	Year ended December 31,
	2017	2016	2015
Interest expense (Note 5)	$39,775	$32,887	$25,926
Amortization and write-off of deferred financing fees	5,387	1,984	1,545
Commitment fees (Note 5)	—	2	15
Other	1,119	118	488
Total	$46,281	$34,991	$27,974

12. Taxes:
Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Greek Republic. The technical manager of the Partnership's vessels, Dynagas Ltd., an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf the Partnership. These tonnage taxes for the years ended December 31, 2017, 2016 and 2015, amounted $417, $339 and $270, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income.

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
The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2017, 2016 and 2015 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source Shipping Income, the Partnership would be subject to U.S. federal income tax of approximately $42 for the year ended December 31, 2015, $51 for the year ended December 31, 2016 and $123 for the year ended December 31, 2017.
13. Subsequent Events:
(a)
Fourth quarter of 2017 common unit cash distribution: On January 1, 2018, the Board of Directors unanimously approved a quarterly cash distribution, for the fourth quarter of 2017 of $0.4225 per common unit, or $15.0 million which, on January 18, 2018, was paid to all unitholders of record as of January 11, 2018.

(b)
Quarterly Series A Preferred units cash distribution: On January 19, 2018, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2017 to February 11, 2018. The cash distribution was paid on February 12, 2018, to all Series A preferred unitholders of record as of February 5, 2018.

(c)
Optional Vessels purchase option deadline extension: On February 6, 2018, the Partnership agreed with its Sponsor to extend the deadline for exercising the purchase options relating to both the Clean Horizon  and the Clean Vision previously granted to the Partnership under the Omnibus Agreement retroactively from their initial expiration in July 2017 and January 2018, respectively, to December 31, 2018.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
DYNAGAS LNG PARTNERS LP

		By:	/s/ Michael Gregos
			Name:	Michael Gregos
			Title:	Chief Financial Officer (Principal Financial Officer)

Date:	March 9, 2018