Form 20-F
period 2018-12-31
Dynagas LNG Partners LP
filed 2019-04-24
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
Michael Gregos 23, Rue Basse, 98000 Monaco Tel. +377 99996445
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common units representing limited partnership interests	New York Stock Exchange
6.25% Senior Notes Due 2019	New York Stock Exchange
9.00% Series A Cumulative Redeemable Preferred Units	New York Stock Exchange
8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units	New York Stock Exchange

Title of class	Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
35,490,000 Common Units
35,526 General Partner Units
3,000,000 9.00% Series A Cumulative Redeemable Preferred Units
2,200,000 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units

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
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer”=,  “emerging growth company”, or a “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [_]	Accelerated filer [X]
Non-accelerated filer [_]	Smaller reporting company [_]
(Do not check if a smaller reporting company)	Emerging growth company [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

[_] Item 17

[_] Item 18
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[_] Yes	[X] No

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT
This Annual Report on Form 20-F for the year ended December 31, 2018, or the Annual Report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to “Dynagas LNG Partners,” the “Partnership,” “we,” “our” and “us” or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP.  Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our “Fleet”. References in this Annual Report to “our General Partner” refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP.  References in this Annual Report to our “Sponsor” are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our “Manager” refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. References in this Annual Report to the “Prokopiou Family” are to our Chairman, Mr. Georgios Prokopiou, and certain members of his family.
All references in this Annual Report to us for periods prior to our initial public offering, or IPO, on November 18, 2013 refer to our predecessor companies and their subsidiaries, which are former subsidiaries of our Sponsor that had interests in the Clean Energy, the Ob River and the Amur River, collectively our “Initial Fleet”.
All references in this prospectus to “Gazprom”, “Equinor”, and “Yamal” refer to Gazprom Marketing and Trading Singapore Pte Ltd, Equinor ASA (formerly, Statoil ASA), and Yamal Trade Pte. Ltd., respectively.
Unless otherwise indicated, all references to “U.S. dollars,” “dollars” and “$” in this prospectus are to the lawful currency of the United States. We use the term “LNG” to refer to liquefied natural gas, and we use the term “cbm” to refer to cubic meters in describing the carrying capacity of our vessels.
References herein to the “Omnibus Agreement” refer to the Omnibus Agreement, as amended and as currently in effect, with our Sponsor. The Omnibus Agreement provides us with the right to acquire ownership interests from our Sponsor in certain identified vessels. Our Sponsor owned or owns, directly or indirectly, 100% of the equity interests of the entities that own or owned these seven identified LNG carriers, the Yenisei River, the Arctic Aurora, the Lena River, the Clean Ocean, the Clean Planet, the Clean Horizon and the Clean Vision, which we refer to throughout this Annual Report as the “Initial Optional Vessels.” In 2014 and 2015, we exercised our purchase options under the Omnibus Agreement and acquired from our Sponsor the Arctic Aurora, the Yenisei River and the Lena River. The purchase options for the Clean Horizon, the Clean Vision, the Clean Ocean and the Clean Planet have expired unexercised. Our Sponsor also owns a 49% minority ownership interest in five joint venture entities that currently own five 172,000 cubic meter ARC7 LNG carriers, namely, the Boris Vilkitsky, Fedor Litke, Georgiy Brusilov, Boris Davydov and Nikolay Zubov, including the related charters or other agreements relating to the operation or ownership of these LNG carriers. We refer to these five vessels throughout this Annual Report as the “Additional Optional Vessels.” Pursuant to the Omnibus Agreement, we have the right but not the obligation, subject to certain terms and conditions, to acquire our Sponsor’s applicable ownership interest in the Additional Optional Vessels.
The “Yamal LNG Project” refers to the LNG production terminal on the Yamal Peninsula in Northern Russia.  The terminal consists of three LNG trains with a total capacity of 16.5 million metric tons of LNG per year, that will require ice-class designated vessels to transport LNG from this facility, and for which, two of the vessels in our Fleet, and each of the Optional Vessels have been contracted.  The Yamal LNG Project is a joint venture between NOVATEK (50.1%), TOTAL E&P Yamal (20%), China National Oil & Gas Exploration and Development Corporation (CNODC) (20%) and Yaym Limited (9.9%). Please see “Item 4. Information on the Partnership—B. Business Overview.”
i

FORWARD-LOOKING STATEMENTS
This Annual Report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements.  These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results.  As a result, unitholders are cautioned not to rely on any forward-looking statements.
Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•      our ability to continue as a going concern;

•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	our ability to repay or refinance our existing debt and settling of interest rate swaps (if any);
•	our ability to incur additional indebtedness and to access the public and private debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor’s relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	our ability to purchase vessels from our Sponsor and other parties in the future, including the Additional Optional Vessels;
•	our continued ability to enter into profitable long-term time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);

•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•
the expected cost of, and our ability to comply with, governmental regulations, including regulations relating to ballast water and fuel sulphur, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;
•
our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;

•	our anticipated taxation and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	charterers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our common units in the public market;
•	our business strategy and other plans and objectives for future operations; and
•	other factors detailed in this Annual Report and from time to time in our periodic reports.
Forward-looking statements in this Annual Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may not occur or differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the heading “Item 3. Key Information—D. Risk Factors.”
We undertake no obligation, and specifically decline any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time, and it is not possible for us to predict all of these factors which may adversely affect our results.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
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

PART I.
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A.	SELECTED HISTORICAL FINANCIAL DATA
The following table presents our selected historical consolidated financial and operational data as of and for each of the years in the five-year period ended December 31, 2018. The following financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Our selected historical consolidated financial data have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our selected historical consolidated financial information as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016 is derived from our audited consolidated financial statements included in “Item 18. Financial Statements” herein. Our selected historical consolidated financial information as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been derived from our audited consolidated financial statements that are not included in this Annual Report.
	Year Ended December 31,
	2018		2017	2016	2015	2014
STATEMENT OF INCOME	(In thousands of Dollars, except for units, per unit data and TCE rates )
Voyage revenues		$127,135	$138,990	$169,851	$145,202	$107,088
Voyage expenses- including related party (1)		(2,802)	(3,619)	(2,961)	(2,804)	(2,273)
Vessel operating expenses		(25,042)	(27,067)	(26,451)	(23,244)	(16,813)
General and administrative expenses- including related party		(2,209)	(1,686)	(1,885)	(1,805)	(1,951)
Management fees		(6,347)	(6,162)	(5,999)	(4,870)	(3,566)
Depreciation		(30,330)	(30,319)	(30,395)	(24,387)	(17,822)
Dry-docking and special survey costs		(7,422)	(6,193)	(81)	-	-
Operating income		$52,983	$63,944	$102,079	$88,092	$64,663
Interest income		1,051	203	-	35	221
Interest and finance costs		(50,490)	(46,281)	(34,991)	(27,974)	(14,524)
Other, net		69	(527)	(234)	(103)	201
Net Income	$	$ 3,613	$17,339	$66,854	$60,050	$50,561

EARNINGS/(LOSS) PER UNIT (basic and diluted):
Common Unit (basic and diluted)	$	$ (0.11)	$0.27	$1.69	$1.60	$1.58
Weighted average number of units outstanding (basic and diluted):
Common units		35,490,000	34,545,740	20,505,000	20,505,000	17,964,288
Cash distributions declared and paid per common unit		$1.17	$1.69	$1.69	$1.69	$1.29

BALANCE SHEET DATA:
Total current assets	$112,963	$70,404	$60,195	$25,814	$14,348
Vessels, net	947,377	977,298	1,007,617	1,036,157	839,883
Total assets	1,063,436	1,054,319	1,106,676	1,108,103	887,376
Total current liabilities	272,742	22,898	53,056	51,353	33,249
Total long-term debt, including current portion, gross of deferred financing fees	722,800	727,600	722,500	688,333	575,000
Total partners’ equity	326,485	318,318	367,836	367,838	297,698

CASH FLOW DATA:
Net cash provided by operating activities	$42,994	$59,339	$103,618	$96,944	$76,443
Net cash used in investing activities	(409)	-	(37,472)	(205,045)	(404,530)
Net cash (used in)/provided by financing activities*	(132)	(74,470)	(32,844)	121,445	336,359
FLEET PERFORMANCE DATA:
Number of vessels at the end of the year	6	6	6	6	5
Average number of vessels in operation (2)	6.0	6.0	6.0	5.0	3.8
Average age of vessels in operation at end of year (years)	8.4	7.4	6.4	5.4	5.0
Available Days (3)	2,144.7	2,140.3	2,196.0	1,836.0	1,384.0
Fleet utilization (4)	100%	98%	100%	99%	100%
OTHER FINANCIAL DATA:
Time Charter Equivalent (in US dollars) (5)	$57,972	$63,249	$75,997	$77,559	$75,733
Adjusted EBITDA (5)	$96,094	$107,545	$139,531	$113,202	$84,751

* Comparative amounts have been reclassified due to the current presentation of restricted cash following the adoption of ASU No. 2016-18-Statement of Cash Flows-Restricted Cash.

(1)	Voyage expenses include mainly commissions of 1.25% paid to our Manager.
(2)
Represents the number of vessels that constituted our Fleet for the relevant year, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(3)
Available Days are the total number of calendar days that our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)
We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(5)	Non-GAAP Financial Information
TCE. Time charter equivalent rates, or TCE rates, are measures of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may or will likely incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rates are a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and to assist our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculations of TCE rates may not be comparable to those reported by other companies. The following table reflects the calculation of our TCE revenues for the periods presented, which are expressed in thousands of U.S. dollars) and TCE rates, which are expressed in U.S. dollars and Available Days):
	Year Ended December 31,
(In thousands of Dollars, except for TCE rate data)	2018	2017	2016	2015	2014
Voyage revenues	$127,135	$138,990	$169,851	$145,202	$107,088
Voyage expenses	$(2,802)	$(3,619)	$(2,961)	$(2,804)	$(2,273)
Time charter equivalent revenues	$124,333	$135,371	$166,890	$142,398	$104,815
Total Available Days	2,144.7	2,140.3	2,196.0	1,836.0	1,384.0
Time charter equivalent (TCE) rate	$57,972	$63,249	$75,997	$77,559	$75,733

ADJUSTED EBITDA. We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization, class survey costs and significant non-recurring items. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives, (b) monitoring our ongoing financial and operational strength, and (c) in assessing whether to continue to hold common units.
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
Reconciliation of Net Income to Adjusted EBITDA
(In thousands of U.S. dollars)
Reconciliation to Net Income
Net Income	$3,613	$17,339	$66,854	$60,050	$50,561
Net interest and finance costs (1)	49,439	46,078	34,991	27,939	14,303
Depreciation	30,330	30,319	30,395	24,387	17,822
Class survey costs	7,422	6,193	81	-	-
Amortization of fair value of acquired time charter	5,267	7,247	7,268	218	-
Amortization of deferred revenue	(45)	369	(58)	608	2,065
Amortization of deferred charges	68	-	-	-	-
Adjusted EBITDA	$96,094	$107,545	$139,531	$113,202	$84,751

(1) Includes interest and finance costs, net of interest income, and (gain)/ loss on derivative instruments, if any.

B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.	RISK FACTORS
The following risks relate principally to the industry in which we operate and to our business in general.  Other risks relate principally to the securities market and ownership of our securities, including our common units, our 9.00% Series A Cumulative Redeemable Preferred Units or our Series A Preferred Units, our 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units or our Series B Preferred Units and our 6.25% Notes due October 30, 2019 or our 2019 Notes. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results or cash available for distribution on our units, required payments on our 2019 Notes, and the trading price of our securities.
Risks Relating to our Partnership
Our inability to comply with certain financial and other covenants under our loan agreements relating to our shipping segments and our working capital deficit raise substantial doubt about our ability to continue as a going concern.

On October 30, 2019, our 2019 Notes mature. We estimate that available cash and cash expected to be generated from operating activities may not be sufficient to repay the 2019 Notes at maturity.  Non-payment of our 2019 Notes at maturity would be a violation of the provisions contained in the related indenture and would constitute an event of default thereunder.  In addition, our existing debt agreements contain cross-default provisions. In the event of a default by us under the 2019 Notes (or one of our other debt agreements), the lenders under our other existing debt agreements could determine that we are in default under our other financing agreements. This could lead to an acceleration of payments and enforcement of such agreements by our lenders.  The above conditions raise substantial doubt about our ability to continue as a going concern. We are currently evaluating potential refinancing transactions with respect to the 2019 Notes, which may include, among other things, the repayment, refinancing or exchange of the Notes, or a combination of the foregoing, but have not entered into any refinancing transaction and can provide no assurance that we will be able to finalize any such refinancing transaction prior to the maturity of the 2019 Notes.  Therefore, our ability to continue as a going concern is dependent on management's ability to successfully refinance our 2019 Notes and these conditions raise significant doubt about our ability to continue as a going concern.  As a result of the foregoing, our audited consolidated financial statements for the year ended December 31, 2018 were prepared under the assumption that we would continue our operations as a going concern and our independent registered public accounting firm has included a "going concern" emphasis of matter paragraph in its report on our audited consolidated financial statements as at and for the year ended December 31, 2018.
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
We have derived, and believe we will continue to derive, all of our revenues from a limited number of charterers, such as Gazprom, Equinor and Yamal. For the year ended December 31, 2018, during which we derived our operating revenues from five charterers, Gazprom accounted for 69%, Equinor accounted for 18%, Yamal accounted for 8%, and Petrochina and a major energy company accounted for 3% and 2%, respectively, of our total revenues. All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to pay any distributions, including reduced distributions, to our unitholders.

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
Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during the dry-docking period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If one or more of our vessels is dry-docked longer than expected or if the cost of repairs is greater than we had budgeted, there may a material adverse effect on our results of operations and our cash flows, including any cash available for distribution to unitholders.
Due to the small size of our Fleet, any delay in the completion time of the dry-dockings or overrun of costs caused by additional days of work could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay any distributions on either or both of our common or preferred units.
None of our vessels are scheduled to be dry-docked in 2019.

The waiver of or failure to consummate or integrate acquisitions that we undertake in a timely and cost-effective manner, or at all, could have an adverse effect on our business, our plans for growth and our financial condition and results of operations.
Acquisitions that expand our Fleet are an important component of our business strategy. Our current drop-down pipeline is composed solely of the Additional Optional Vessels. Pursuant to the Omnibus Agreement, we have the option, but not the obligation, to purchase from our Sponsor the 49% equity interests held by our Sponsor on the Additional Optional Vessels, which consist of the Boris Vilkitsky, which was delivered in the fourth quarter of 2017, the Fedor Litke which was delivered in the first quarter of 2018, the Georgiy Brusilov, which was delivered in the fourth quarter of 2018, the Boris Davydov and the Nikolay Zubov, which were delivered in the first quarter of 2019. We have, with the approval of the Conflicts Committee, waived the Sponsor’s obligation to present us with a formal offer to purchase the Additional Optional Vessels on terms as set forth in the Omnibus Agreement at times when we have determined, in our discretion, not to purchase such vessels. We continue to have the right but not the obligation to purchase the Additional Optional Vessels for 24 months following the expiration of the offer (which was waived).  We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee to extend, or further extend, as applicable each purchase option exercise period. However, there is no assurance that our Sponsor will grant an extension requested by us.
Our growth strategy is therefore dependent on a continuing relationship with our Sponsor and other factors related to that relationship, some of which are beyond our control including our ability to (i) maintain a drop-down pipeline of existing or newbuild vessels from our Sponsor, or (ii) obtain the required consents from lenders and charterers for the acquisition of vessels from our Sponsor.
Furthermore, we are not obligated to purchase any of the Additional Optional Vessels at the applicable determined price, and, accordingly, we may not complete the purchase of any of such vessels. Moreover, if we are able to agree on a price with our Sponsor, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us or that the financing assumed will on favorable terms to us.
We believe that other acquisition opportunities with our Sponsor and third-parties may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable at or after the time of such acquisition and may be cash flow negative or may not generate sufficient cash flow to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm or have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions (reduced or at all) to our unitholders, including risks that we may:
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
Our future acquisitions could present a number of anticipated as well as unanticipated risks, including the risk of incorrect assumptions regarding the future results of acquired vessels or businesses or expected cost reductions or other synergies expected to be realized as a result of acquiring vessels or businesses, the risk of failing to successfully and timely integrate the operations or management of any acquired vessels or businesses and the risk of diverting management’s attention from existing operations or other priorities. We may also be subject to additional costs and expenses related to compliance with various international or domestic laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions, including the acquisitions of the Additional Optional Vessels from our Sponsor, in a timely and cost-effective manner, or at all, our business, plans for future growth, financial condition, results of operations and cash available for distribution could be materially and adversely affected.

We may be subject to certain risks if we acquire our Sponsor’s ownership interest in the Additional Optional Vessels.
If we acquire any or all of our Sponsor’s 49% ownership interest in the Additional Optional Vessels pursuant to the terms and subject to the conditions of the Omnibus Agreement, it is expected that we will own such vessels jointly with Sinotrans Shipping LNG Limited, or Sinotrans, and China LNG Shipping (Holdings) Limited, or China LNG Shipping, and we will become party to the shareholders’ agreement which governs this joint venture relationship.  We will not own a majority of the ownership interests in the entities that own the Additional Optional Vessels and, as such, we may not be able to exercise control over such entities or the Additional Optional Vessels.  In addition, while we expect that the vessel owning entities will distribute all of their available cash to us and their other holders, we cannot guarantee whether such entities will do so, if at all.
Furthermore, all of the Additional Optional Vessels are employed by Yamal in the Yamal LNG Project. Accordingly, such vessels have highly specialized technical specifications to meet the requirements for the Yamal LNG Project and will have limited redeployment prospects to operate as conventional trading LNG carriers if the Yamal charters are terminated for any reason outside our control. To the extent these vessels are no longer employed under the Yamal LNG Project, we may lose our option to purchase our Sponsor’s ownership interest in these vessels under the Omnibus Agreement, and further, if such contracts are terminated after we have acquired such ownership interest, we may be unable to re-charter or sell these vessels without making significant capital expenditures to reformat these vessels for trading in other markets, if possible. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows, and ability distribute cash to our unitholders.
Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Additional Optional Vessels. If our Sponsor fails to perform its obligations under these debt agreements or any other agreement relating to the Additional Optional Vessels, our business and plans for growth through the acquisition of Additional Optional Vessels may be materially affected.
Our Sponsor may be unable to fulfill its obligations under its debt and other agreements that are secured by or relate to the Additional Optional Vessels. Failure of our Sponsor to perform its obligations under its debt, including paying scheduled installments and complying with certain covenants, may constitute an event of default under these secured loan agreements. If an event of default occurs under these loan agreements, our Sponsor’s lenders could accelerate the outstanding loans and declare all amounts borrowed due and payable. In this case, if our Sponsor is unable to obtain a waiver or amendment or does not otherwise have enough cash on hand to repay the outstanding borrowings, its lenders may, among other things, foreclose their liens on the Additional Optional Vessels. In the event we agree to acquire an Additional Optional Vessel, if our Sponsor fails to perform its obligations under other agreements governing the Additional Optional Vessels, we might not be able to take delivery of such Additional Optional Vessel. In these cases, we may not be able to exercise our rights under the Omnibus Agreement to acquire the Additional Optional Vessels, which would likely have a material adverse effect on our business and our plans for growth through the acquisition of Additional Optional Vessels.
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
We have entered into, and may enter in the future, contracts, charters, newbuilding and conversion contracts with shipyards, debt agreements with financial institutions and other counterparts, interest rate swaps, foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.”
We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our common units, our Series A Preferred Units, and our Series B Preferred Units.
Our Board of Directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our Partnership Agreement and applicable law, and there is no guarantee that we will make or continue to make distributions to our unitholders in the same amount that we have in prior quarters or at all in the future.  In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period and thus, we may pay distributions in a lower amount or not all. For example, on January 25, 2019, our Board of Directors reduced our quarterly cash distribution to $0.0625 per common unit with respect to the quarter ended December 31, 2018 from $0.25 per common unit in the prior quarter.  The cash distribution to common unitholders was payable on February 14, 2019 to all common unitholders of record on February 7, 2019.  Our Board of Directors determined to reduce our cash distribution to common unitholders to retain more of the cash generated from our long term contracts to maintain a steady cash balance and to facilitate the refinancing of our 2019 Notes, which mature in October 2019. The level of future cash distributions to common unit holders, which may be further reduced or eliminated by the Board of Directors of the Partnership, will be subject to, among other factors, the final terms of the refinancing of the 2019 Notes, including, without limitation, the level of indebtedness incurred (if any) or new securities issued (if any) by us in connection with such refinancing.
The amount of cash we can distribute on our common and preferred units principally depends upon restrictions in our debt agreements and the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:
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
•
the level of debt we will incur to fund future acquisitions, including the Additional Optional Vessels that we have the right (but not the obligation) to acquire from our Sponsor, pursuant to the terms and subject to the conditions of the Omnibus Agreement (defined below). See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”;

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
We have secured an estimated contract backlog of $1.36 billion for the vessels in our Fleet as of the date of this Annual Report, $0.18 billion of which relates to the operating expenses and estimated portion of the hire contained in certain time charter contracts with Yamal, subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs. Notwithstanding our current estimated contracted backlog, one of our principal objectives is to enter into additional multi-year time charters upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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
Our vessels are employed with only four different charterers. Our existing and future charterers have and will likely have the right to terminate our current or future charters in certain circumstances, such as loss of the ship or damage to it beyond repair, defaults by us in our obligations under the charter, or off-hire beyond allowances contained in the charter agreement.
A termination right under one vessel’s time charter would not automatically give the charterer the right to terminate its other charter contracts with us. However, a charter termination could materially affect our relationship with the customer and our reputation in the LNG shipping industry, and in some circumstances the event giving rise to the termination right could potentially impact multiple charters that we have entered with the same charterer. Accordingly, the existence of any right of termination could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our common and preferred unitholders.

Our available cash and cash expected to be generated from our operating activities may not be sufficient to repay in full the 2019 Notes due on October 30, 2019.
As of December 31, 2018, we reported cash and cash equivalents of $109.9 million and a working capital deficit of $159.8 million, including the maturity of our 2019 Notes on October 30, 2019. We estimate that available cash and cash expected to be generated from our operating activities may not be sufficient to repay the 2019 Notes in full when they become due on their maturity date on October 30, 2019.
Although we are exploring other capital raising alternatives, which may include issuing or entering into agreements for, in public or private transactions, additional secured or unsecured debt, debt securities, equity securities, entering into other refinancing transactions or a combination of any of the foregoing, we may not be able to obtain additional funds on satisfactory terms.  If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or restricting or prohibiting us from paying distributions. Any debt or additional equity financing raised may contain unfavorable terms to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our common and preferred unitholders.
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
Obtaining additional funds on acceptable terms may not be possible. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced or no distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or to pay distributions consistent with our past practices or otherwise.  We may lack sufficient cash to pay distributions to our unitholders at a reduced level or at all due to our current and future funding requirements, refinancing needs, decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated or unanticipated cash needs. Any debt or additional equity financing raised may contain unfavorable terms to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our common and preferred unitholders.

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, and if volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.
LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. The amounts outstanding under our senior secured credit facilities have been, and amounts under additional credit facilities that we may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.
LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.
Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends.  The Alternative Reference Rate Committee, or “Committee”, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or SOFR. The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness. The counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We have not entered into any derivative instruments such as interest rate swaps since our IPO.

In order to manage our exposure to interest rate fluctuations, we may use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Additional Optional Vessels or other vessels from affiliated or unaffiliated third-parties.
We have previously entered into and may selectively in the future enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs and recognize losses on such arrangements in our financial statements. Such risk may have an adverse effect on our business, financial condition, results of operations and cash flows.
The control of our General Partner may be transferred to a third-party without unitholder consent.
Our General Partner may transfer its General Partner interest to a third-party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders.  In addition, our Partnership Agreement does not prohibit the ability of the members of our General Partner from transferring their respective membership interests in our General Partner to a third-party.
Our Sponsor and its affiliates may compete with us.
Pursuant to the Omnibus Agreement with our Sponsor and our General Partner, our Sponsor and its affiliates (other than us, and our subsidiaries) generally have agreed, for the term of the Omnibus Agreement, not to acquire, own, operate or contract for any LNG carriers acquired or placed under contracts with an initial term of four or more years. The Omnibus Agreement, however, contains significant exceptions which include, among other things, the owning and operating of the Optional Vessels that may allow our Sponsor or any of its affiliates to compete with us, which could harm our business. Our Sponsor and its affiliates may compete with us, subject to the restrictions contained in the Omnibus Agreement, and could own and operate LNG carriers under charters of four years or more that may compete with our vessels if we do not acquire such vessels when they are offered to us pursuant to the terms of the Omnibus Agreement.  See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.”
Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer, and certain other officers do not devote all of their time to our business, which may hinder our ability to operate successfully.

Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer, and certain other officers who perform executive officer functions for us, are not required to work full-time on our affairs and are involved in other business activities with our Sponsor and its affiliates, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Based solely on the anticipated relative sizes of our Fleet and the fleet owned by our Sponsor and its affiliates over the next twelve months, we estimate that Mr. Lauritzen, Mr. Gregos, and certain other officers may spend a substantial portion of their monthly business time on our business activities and their remaining time on the business of our Sponsor and its affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. As a result, there could be material competition for the time and effort of our officers who also provide services to our General Partner’s affiliates, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Unitholders have limited voting rights, and our Partnership Agreement restricts the voting rights of our unitholders that own more than 4.9% of our common units.
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. On those matters that are submitted to a vote of common unitholders, each record holder of a common unit may vote according to the holder’s percentage interest in us of all holders entitled to vote on such matter, although additional limited partners interests having special voting rights could be issued.
Holders of the Series A Preferred Units and Series B Preferred Units generally have no voting rights. However, holders of Series A Preferred Units and Series B Preferred Units have limited voting rights as described under “—Voting Rights.”
Except as described below regarding a person or group owning more than 4.9% of any class or series of limited partner interests then outstanding, limited partners on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.
We will hold a meeting of the limited partners every year to elect one or more members of our Board of Directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by our limited partners, or any applicable class thereof, may be taken either at a meeting of the applicable limited partners or without a meeting if consents in writing describing the action so taken are signed by holders of the number of limited partner interests necessary to authorize or take that action at a meeting. Meetings of our limited partners may be called by our Board of Directors or by limited partners owning at least 20% of the outstanding limited partner interests of the class for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding limited partner interests of the class, classes or series for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the limited partners requires approval by holders of a greater percentage of the limited partner interests, in which case the quorum will be the greater percentage.
Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates or a transferee approved by the Board of Directors, acquires, in the aggregate, beneficial ownership of more than 4.9% of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests of such class or series in excess of 4.9%, except for the Series A Preferred Units and Series B Preferred Units, and such limited partner interests will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for nominating a person for election to our Board of Directors), determining the presence of a quorum, or for other similar purposes. The voting rights of any such limited partner interests in excess of 4.9% will effectively be redistributed pro rata among the other limited partner interests (as applicable) holding less than 4.9% of the voting power of such class or series. Our General Partner, its affiliates and persons who acquired limited partner interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units, Series A Preferred Units or Series B Preferred Units under the Partnership Agreement will be delivered to the record holder by us or by the transfer agent.

Our Partnership Agreement limits the duties our General Partner and our directors and officers may have to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors and officers.
Our Partnership Agreement provides that our Board of Directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. The Partnership Act states that a member or manager’s “duties and liabilities may be expanded or restricted by provisions in the Partnership Agreement.” As permitted by the Partnership Act, our Partnership Agreement contains provisions that reduce the standards to which our General Partner and our directors and our officers may otherwise be held by Marshall Islands law. For example, our Partnership Agreement:
•
provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders’ interests. Our General Partner may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our General Partner will be made by its sole owner. Specifically, our General Partner may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint certain of our directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the general partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;

•	provides that our directors and officers are entitled to make other decisions in “good faith,” meaning they reasonably believe that the decision is in our best interests;
•
generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our Board of Directors, or our Conflicts Committee, and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third-parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our Board of Directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•
provides that neither our General Partner nor our officers or our directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our General Partner, our directors or officers or those other persons engaged in actual fraud or willful misconduct.

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
Our Manager, which is wholly-owned by Mr. Georgios Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to the Management Agreements. We currently pay our Manager a fee of $2,985 per day for each vessel for providing our vessel owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $8.0 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2018.

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
We have further entered into an executive services agreement, or the Executive Services Agreement, on March 21, 2014, with retroactive effect to the date of the closing of our IPO, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, which expired in November 2018 but was automatically renewed for a successive five year term (unless terminated earlier), payable in equal monthly installments. After the expiration of the firm period, the Executive Services Agreement will automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2018, we incurred approximately $0.6 million in connection with this agreement.
Pursuant to an administrative services agreement, or the Administrative Services Agreement, that we entered into on December 30, 2014 and with effect from the date of the closing of our IPO, our Manager also provides us with certain administrative and support services (including certain financial, accounting, reporting, secretarial and information technology services) for which we currently pay a monthly fee of $10,000, plus all related costs and expenses, payable in quarterly installments. As of December 31, 2018, we incurred $0.1 million in connection with this agreement.
For a description of our Management Agreements, Executive Services Agreement and Administrative Services Agreement, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.” The fees and expenses payable pursuant to the Management Agreements, Executive Services Agreement and the Administrative Services Agreement will be payable without regard to our financial condition or results of operations. The payment of such fees could adversely affect our ability to pay cash distributions to our unitholders.
Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner and even if public unitholders are dissatisfied, they will be unable to remove our General Partner without our Sponsor’s consent, unless our Sponsor’s ownership interest in us is decreased; all of which could diminish the trading price of our common units.
Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner.
•
The unitholders are unable to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units (including common units held by the General Partner and its Affiliates) voting together as a single class is required to remove our General Partner. Our Sponsor currently owns 15,595,000 of our common units, representing approximately 44% of the outstanding common units.

•
Our Partnership Agreement contains provisions that limit the removal of members of our Board of Directors. Appointed Directors may be removed (i) without Cause (as defined in the Partnership Agreement) only by the General Partner and (ii) with Cause only by the General Partner, the vote of the holders of a majority of the outstanding units at a properly called meeting of our Limited Partners, or by vote of the majority of the other members of our Board of Directors. Elected Directors may be removed with Cause only by vote of the majority of the other members of our Board of Directors or by a vote of the majority of the outstanding common units at a properly called meeting of our Limited Partners.

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

•
Our Partnership Agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•
Unitholders’ voting rights are further restricted by the Partnership Agreement providing that if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates or a transferee approved by the Board of Directors, acquires, in the aggregate, beneficial ownership of more than 4.9% of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests of such class or series in excess of 4.9%, except for the Series A Preferred Units and Series B Preferred Units, and such limited partner interests will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for nominating a person for election to our Board of Directors), determining the presence of a quorum, or for other similar purposes. The voting rights of any such limited partner interests in excess of 4.9% will effectively be redistributed pro rata among the other limited partner interests (as applicable) holding less than 4.9% of the voting power of such class or series. Our General Partner, its affiliates and persons who acquired limited partner interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.  Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

•	There are no restrictions in our Partnership Agreement on our ability to issue additional equity securities.
The effect of these provisions may be to diminish the price at which the common units will trade.
You may not have limited liability if a court finds that unitholder action constitutes control of our business.
As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a General Partner if you participate in the “control” of our business. Our General Partner generally has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities, except for those contractual obligations of the Partnership that are expressly made without recourse to our General Partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.
We can borrow money to pay distributions, which would reduce the amount of credit available to be used in connection with the operation of our business.
Our Partnership Agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, see “Item 5. Operating and Financial Review and Prospects.”

We are dependent on our affiliated Manager for the management of our Fleet and for the provision of executive management and financial support services.
We subcontract the commercial and technical management of our Fleet, including crewing, maintenance and repair pursuant to management agreements, or the Management Agreements, with our affiliated Manager for the commercial and technical management of our Fleet. The loss of our Manager’s services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. In addition, our Manager provides us with significant management, administrative, executive, financial and other support services.
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
Our ability to change the Manager of the vessels in our Fleet to another affiliated or third-party manager, is prohibited, without prior written consent, by provisions in our current time charters, the terms of our Term Loan B and the Manager’s Undertaking delivered by the Manager in connection with the Term Loan B.  In addition, we cannot assure you that future debt agreements or time charter contracts with our existing or new lenders or charterers, respectively, will not contain similar provisions.
Since our Manager is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential financial and other problems that might affect our Manager that could have a material adverse effect on us.
The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is privately held, it is unlikely that information about its financial strength would become public unless our Manager began to default on its obligations. As a result, an investor in our common units might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us.
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
As of December 31, 2018, we were no longer an “emerging growth company” and the obligations associated with being a public company requires significant resources and management attention.
As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” the listing requirements of the NYSE and other applicable securities rules and regulations.  The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we continue to take may not be sufficient to satisfy our obligations as a public company.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative costs and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.
Our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue an adverse report on the effectiveness of our internal control over financial reporting. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price. Under the Jumpstart Our Business Act, or the “JOBS Act,” there are additional compliance and regulations that have increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and placed greater demand on our systems and resources. As of December 31, 2018, we were no longer an “emerging growth company” as defined in the JOBS Act.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.
Our cash distribution policy, which is consistent with our Partnership Agreement, requires us to distribute all of our available cash (as defined in our Partnership Agreement) each quarter. As a result, we do not expect to accumulate significant amounts of cash. Accordingly, our growth may not be as fast as that of other businesses that reinvest their available cash to expand ongoing operations.
In determining the amount of cash available for distribution, our Board of Directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures distributions relating to our Series A Preferred Units, Series B Preferred Units, and common units, working capital and other matters. We may also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy, including the distributions we make with respect to our Series A Preferred Units and Series B Preferred Units may significantly impair our ability to meet our financial needs or to grow.
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
During the subordination period, which we define elsewhere in this Annual Report, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.365 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus were to be made on the subordinated units. Distribution arrearages did not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash from operating surplus to be distributed on the common units. On January 23, 2017, upon our payment to unitholders of the quarterly distribution in respect of the fourth quarter of 2016, the conditions set forth in the Partnership Agreement for the conversion of the subordinated units were satisfied and the subordination period expired. At the expiration of the subordination period, the 14,985,000 subordinated units owned by our Sponsor converted into common units on a one-for-one basis and now participate pro rata with other common units in distributions of available cash. Upon the conversion and as of the date of this Annual Report, our Sponsor owns 15,595,000 common units, or approximately 44% of our outstanding common units (excluding the Series A Preferred Units and Series B Preferred Units, which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the general partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy.”

Actions taken by our Board of Directors may have a material adverse effect on the amount of cash available for distribution to unitholders.
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
Our Partnership Agreement provides that we and our subsidiaries may borrow funds from our General Partner and its affiliates. However, our General Partner and its affiliates may not borrow funds from us or our subsidiaries.
Risks Relating to Our Industry
Our future growth and performance depends on continued growth in LNG production and demand for LNG and LNG shipping.
A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing vessel utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted. The rate of global LNG demand growth has fluctuated due to several factors, including the global economic crisis, continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping may be negatively or adversely affected by a number of factors, including, without limitation:
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
•
infrastructure constraints, including but not limited to, delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

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
According to Drewry Shipping Consultants Ltd., or Drewry, LNG trade has started to increase during 2016 and 2017, which increase was mainly driven by the increase in demand from China and India. In 2018, LNG trade grew by 8% due to the sizeable growth in imports by the major LNG importing countries. In particular, Chinese LNG imports increased 41% year over year to 53.9 million tons in 2018 as the country has been shifting from coal to gas for industrial uses and heating purposes. As a result, China had become the second largest LNG importer in the world. Additionally, India’s LNG imports grew 19% year over year to 22.3 million tons in 2018. In 2018, global LNG trade recorded growth of 8% year over year to 313 million tons whereas Chinese LNG imports increased 41% year over year. However, demand from the key Asian importers, such as Japan, has been stagnant as a change in priorities has marked a shift back to nuclear energy and coal-based power plants. On the other hand, LNG imports from South Korea increased by 16% and reached 44 million tons. LNG demand from European countries has also dwindled in recent years as a result of lower crude oil prices, among other factors .Fluctuating demand along with economic uncertainty could hurt our ability to secure future-term charters.
We may have more difficulty entering into multi-year time charters in the future if an active spot LNG shipping market continues to develop.
One of our principal strategies is to enter into additional LNG carrier long-term time charters. Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, although the level of spot voyages and time charters of less than 24 months in duration has grown in the past few years. If an active spot market continues to develop, we may have increased difficulty entering into multi-year time charters upon expiration or early termination of our current charters or for any vessels that we acquire in the future and, as a result, our cash flow may be less stable. In addition, an active spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed which may lead to insufficient funds to cover our financing and other costs for our vessels.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.
Gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to, the following:
•	worldwide supply and demand for natural gas;
•	the cost of exploration, development, production, transportation and distribution of natural gas;
•	expectations regarding future energy prices for both natural gas and other sources of energy;
•	the level of worldwide LNG production and exports;
•	government laws and regulations, including but not limited to environmental protection laws and regulations;
•	local and international political, economic and weather conditions;
•	political and military conflicts; and
•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.
Seasonality in demand, peak-load demand and other short-term factors such as pipeline gas disruptions and maintenance schedules of utilities affect charters of less than two years and rates. In general, reduced demand for LNG, LNG carriers or LNG shipping would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.
Hire rates for LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.
Our ability, from time to time, to charter or re-charter any vessel at favorable rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future vessel capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to charter or re-charter our vessels at acceptable rates or to acquire and profitably operate new vessels. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates, at a time when we may be seeking new charters, may be lower than the hire rates at which our vessels are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for distributions to our unitholders, may substantially decline, as we may only be able to enter into new charters at reduced or unprofitable rates or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low vessel utilization could also have a material adverse effect on the value of our assets.

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

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have a material adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel are likely significant. If a charter terminates, we may be unable to re-deploy the affected vessels at favorable rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel.  Our inability to dispose of vessels at a reasonable value could also adversely affect our results of operations, financial condition, ability to pay minimum quarterly or other distributions to our unitholders and/or our ability to pay distributions at all to our unitholders.
An oversupply of ships or delays or abandonment of planned projects may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.
According to Drewry, during the period from 2011 to January 2019, the global fleet of LNG carriers grew from 360 to 531 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolitions. Only 26 LNG carriers, representing 4.9% of the LNG vessels currently in service, have an Ice Class 1A and Ice-Class 1A super designation or equivalent rating.
Although global newbuilding ordering activity dropped sharply in 2008, 2009 and 2010, global newbuilding ordering activity increased in 2011 and 2012, in light of the Fukushima nuclear disaster. According to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and 34 LNG carrier newbuilding orders were placed in 2012. In 2013 and 2014 ordering activity remained firm and a total of 100 LNG carrier newbuilding orders were placed. New LNG carrier newbuilding orders declined in 2015 to 32, followed by only 7 placed in 2016. In 2017, 14 new LNG carrier newbuilding orders were placed. However, in 2018, low newbuilding prices and high charter rates attracted investment in the LNG market and 76 LNG carriers (which includes LNG bunkering and small scale LNG carriers) were ordered during the year. According to Drewry, as of January 31, 2019, the newbuilding orderbook consisted of 136 vessels with a combined capacity of 20.9 million cbm, equivalent to 26.6% of the current global LNG carrier fleet capacity. The delivery of these newbuildings will be spread out between 2019 and 2022.
According to Drewry, as of January 31, 2019, there were 45 LNG carriers in the size range of 149,000-155,000 cbm in the LNG trading fleet, of which 37 have membrane cargo containment systems. There is one LNG carrier in the same size segment on orderbook, which has a moss spherical containment system.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment and this could adversely impact the value of our assets and our future financial performance.
The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including but not limited to, the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. If more advanced ship designs are developed in the future and new ships are built that are more efficient, more flexible or have longer physical lives than our Fleet, competition from these more technologically advanced LNG carriers could adversely affect the charter hire rates we will be able to secure when we seek to re-charter our vessels upon expiration or early termination of our current charter arrangements. Such an adverse impact could also reduce the resale value of our vessels and adversely affect our revenues and cash flows, including any cash available for distributions to our unitholders.
If we cannot meet our charterers’ quality and compliance requirements, we may not be able to operate our vessels profitably which could have an adverse effect on our future financial performance.
Customers, and in particular those in the LNG industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, and/or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuous, modified and increasing requirements and standards from LNG industry constituents may further complicate our ability to meet such requirements and standards. Any noncompliance by the Partnership, either suddenly or over a period of time, on one or more LNG carriers, or an increase or modification in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.
Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
Historically, our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro. If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which may cause us to have less or no cash available for distribution to our unitholders. Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar may also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and accounts payable, are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.
An increase in operating expenses, dry-docking costs, bunker costs and/or other capital expenses could materially and adversely affect our financial performance.
Our operating expenses and dry-dock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and may affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel are unpredictable and fluctuate based on events and factors outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, political instability, regional production patterns and environmental concerns. These events and factors may increase vessel operating and dry-docking costs further, which could materially and adversely affect our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

In addition, capital expenditures and other costs necessary for maintaining a vessel in good operating condition generally increase as the vessel ages. Accordingly, it is likely that the operating costs of our vessels and capital expenditures required will increase in the future, which will have a direct impact on our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.
The operation of LNG carriers is inherently risky and an incident involving significant loss of or environmental consequences involving any of our vessels could harm our reputation and business.
Our vessels and their respective cargoes are at risk of being damaged or lost because of events and factors that include but are not limited to:
•	marine disasters;
•	piracy;
•	environmental accidents and hazards;
•	weather;
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	human error; and
•	war, political unrest and terrorism.
An accident involving any of our vessels could result in any of the following:
•	death or injury to persons, loss of property or environmental damage;
•	delays or failure in the delivery of cargo;
•	loss of revenues from or termination of charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	spills, pollution and the liability associated with the same;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.
Any of these events could result in a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders. If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease or materially and adversely impact our results of operations. If any of our vessels is involved in an accident with the potential risk of environmental consequences, the resulting media coverage may also have a material adverse effect on our business, results of operations and cash flows, which in turn could weaken our financial condition and materially and adversely affect our ability to pay distributions to our unitholders.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
The operation of LNG carriers is inherently risky. Although we carry protection and indemnity insurance consistent with industry standards, all of our potential risks may not be adequately insured against, and any particular claim may not be paid or covered. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent and increasing environmental regulations have led to increased insurance costs, and in the future, may result in the lack of availability of, insurance against risks of marine disasters, environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failure to maintain their respective certifications with applicable maritime self-regulatory organizations.
Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive or limited than our existing coverage.
Our vessels may suffer damage and we may face unexpected costs and off-hire days.
In the event of damage to our owned vessels, the damaged vessel would be off-hire while it is being repaired, which would decrease our revenues and cash flows, including cash available for distributions to our unitholders. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered, whether in whole or in part, by our insurance policies, we may have to pay such repair costs, which would decrease our earnings and cash flows.
Volatile economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.
Global financial markets and economic conditions have been, and continue to be, unstable and volatile. Such instability and volatility have negatively affected the general willingness of banks, other financial institutions and lenders to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. A weak state of global financial markets and economic conditions might materially and adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as a result of increases in interest rates, stricter lending standards, refusals to extend debt financing at all or on similar terms as existing debt arrangements, reductions, and in some cases, termination of funding to borrowers on the part of many lenders. Due to these factors, we cannot be certain that financing or any alternatives will be available to the extent required, or that we will be able to finance or refinance our future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of newbuildings (if any) and additional vessels or otherwise take advantage of business opportunities as they arise.

As of the date of this Annual Report, we have not secured any financing in connection with the potential acquisition of the Additional Optional Vessels from our Sponsor since it is uncertain if and when such purchase options will be exercised, if at all. Our Sponsor, together with its joint venture partners, have secured financing for the Additional Optional Vessels.  In the event we acquire any or all of such Additional Optional Vessels in the future, we may enter into agreements with our Sponsor and its joint venture partners to novate these loan agreements to us, subject to the satisfaction of certain conditions. Any such novation would be subject to each respective lender’s consent. We may also seek to enter into new financing arrangements or alternatives.
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and the administration of our business. We may be targeted by individuals, organizations or groups seeking to sabotage, damage, steal or disrupt our information technology systems and networks, or to sabotage, damage, steal, disrupt or manipulate data. A successful cyber-attack could materially and adversely disrupt our business and operations, including the safety of our operations and systems, and the availability of our vessels and facilities or lead to unauthorized release of information or data or alteration of information or data in our systems. Any such cyber-attack or other security breach of our information technology systems could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. Compliance with emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy, security and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. Changes or increases in the nature of cyber or security-threats and/or changes to industry standards and regulations might require us to adopt additional or modified procedures for monitoring cybersecurity, which may require us to incur additional expenses and/or additional capital expenditures. However, the impact of such regulations is difficult to predict at this time.
Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.
The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and five-year special surveys performed under the classification society’s rules.
If any vessel does not maintain its class, it will lose its insurance coverage and be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.
The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.
Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards, which are in force in international waters, in the jurisdictional waters of the countries in which our vessels operate and in the countries in which our vessels are registered. These requirements relate to compliance with applicable legislation and minimizing our environmental footprint (of our operations both onboard and ashore). We expect to incur substantial expenses in complying with these requirements, including, but not limited to, costs relating to air emissions, including greenhouse gases, sulfur emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage. We could also incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

In addition, these requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, necessitate vessel modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. These affects could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our vessels and to also to maintain environmental manuals and plans. Any delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.
Additional laws and regulations may be adopted in the future that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel or costs related to the installation of scrubbers for cleaning exhaust gas) in order for us to maintain our vessels’ compliance with international and/or national regulations. We also may become subject to additional laws and regulations or any new legislation that may come into effect if and when we enter new markets or trades.
We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add increased costs to our operations, and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on, insurance or to obtain the required certificates for entry into the different ports where our vessels  operate.
Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or OPA, provide for potentially unlimited joint, several, and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. Vessels are required to carry onboard a ship-specific non-tank vessel response plan to address contingencies relating to discharges of any oil. In addition, many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the “London Convention.”
Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a vessel owner’s or operators’ intentional or reckless conduct. The 2010 Deepwater Horizon oil spill has resulted in additional regulatory initiatives, including the raising of liability caps under OPA. On February 24, 2014, the U.S. Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability for off-shore facilities under OPA based on inflation, effective in January 2015. In April 2016, the U.S. Bureau of Safety and Environmental Enforcement, or BSEE, announced a new Well Control Rule. However, pursuant to orders by the U.S. President in early 2017, BSEE announced in August 2017 that this rule would be revised.
Compliance with OPA and other environmental laws and regulations also may result in vessel owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.
Please see “Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations.”

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (MARPOL), and some countries have made voluntary pledges to control the emissions of greenhouse gasses.  For example, the 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  While the Paris Agreement does not directly limit greenhouse gas emissions from shipping, the EU made various commitments to reduce overall greenhouse gas emissions from its member states by 2020.  On June 1, 2017, the U.S. President announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.  The IMO’s Marine Environment Protection Committee, or MEPC, has already approved two sets of mandatory requirements to address greenhouse gases from ships: the Energy Efficiency Design Index, or EEDI, and the Ship Energy Efficiency Management plan, or SEEMP. At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved.  In accordance with this roadmap, initial IMO strategy for reduction of greenhouse gas emissions needs to be developed by MEPC 72, which will be held in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our vessels and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
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
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon their delivery.  Our six vessels currently do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations may require the installation of new equipment, which may cause us to incur substantial costs and may adversely affect our revenues and profitability.
Please see “Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations.”

We operate our vessels worldwide, which could expose us to political, governmental and economic instability that could harm or have a material adverse effect our business.
Because we operate our vessels worldwide in the geographic areas where our charterers do business, our operations may be affected by changing economic, political and governmental conditions in the countries where our vessels operate, where they are registered, or where our charterers are located. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and other geographic countries and areas, geopolitical events such as Brexit and the U.S. trade war with China, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.
The United Kingdom’s decision to leave the European Union (“EU”) where a majority of U.K. voters voted to exit the EU following a referendum in June 2016 (“Brexit”), has led to considerable uncertainty concerning the current and future economic environment.  In March 2017, the U.K. formally initiated the Brexit process. The referendum was advisory and although the U.K. withdrawal from the EU was preliminarily scheduled to occur in March 2019, there is currently no agreement in place regarding the withdrawal of the U.K from the EU. This has led to significant uncertainty about the future relationship between the U.K. and the EU and has also prompted other EU member states to consider withdrawal. These developments have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity. These factors may  depress economic activity and restrict our access to capital, which could adversely affect our business, financial condition and operating results. As a result of the uncertainty and the potential consequences that may follow Brexit, we may be subject to risks with respect to volatility in exchange rates and interest rates as Brexit could materially and adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.
Further, governments may turn to trade barriers and trade protectionist policies to protect their domestic industries against foreign imports and curtail or reduce shipping demand. The U.S. government has indicated it may seek to implement more protective trade measures, which yields significant uncertainty about the future relationship (including with respect to trade policies, tariffs, treaties, sanctions, laws and regulations) between the U.S., China and other exporting countries. For example, trade tensions between the U.S. and China have resulted in both governments imposing tariffs and indicating willingness to continue utilizing aggressive tactics, such as the imposition of punitive tariffs. Increasing government trade protectionism may increase the cost of goods exported globally, the length of time required to transport goods and the associated export risks, which may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. As such, any increase in trade barriers or restrictions on trade, such as the U.S. trade war with China, may have a material and adverse impact on our charterers’ business, operating results, financial condition and ultimately, affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Such a result may have a material adverse effect on our business, results of operations, financial condition and our ability to make distributions to our unitholders.
In addition, we may be affected, either directly or indirectly, by continuing political tension in Europe between Russia and the Ukraine following Russia’s annexation of Crimea through our customer Gazprom and our prospective customer Yamal, which are both based in Russia. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.
Further economic downturn in any of these countries could have a material and adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.
Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might materially and adversely affect our business, results of operations or financial condition and our ability to make distributions to our unitholders. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations are expensive and can consume significant time and attention of our senior management.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Acts of piracy could, in the future, result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

The vessels we own or manage could be required by our charterers’ instructions to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.
Although no vessels operated by us called on ports located in countries subject to U.S. sanctions during 2018, and we intend to comply with all applicable sanctions and embargo laws and regulations, in the future our vessels may call on ports in these countries from time to time on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may in the future be the subject of sanctions imposed by the U.S. and/or the EU or other international bodies in response to events relating to Russia, Crimea and the Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.
With respect to U.S. sanctions against Russia, the United States Office of Foreign Assets Control’s (OFAC) created “sectoral sanctions,” which target specific industries or sectors of the Russian economy. Transactions with companies designated under the Sectoral Sanctions Identifications List (“SSI List”) are not completely prohibited. Under OFAC’s 50 percent rule, a company owned 50 percent or more by an SSI-Listed entity is also to be treated as an SSI-Listed entity. Yamal is owned 50 percent or more by an SSI-Listed entity under Directive 2. Gazprom OAO is identified as an SSI-Listed entity under Directive 4, and entities that are owned by 50% or more by Gazprom OAO would be subject to Directive 4 as well. The sectoral sanctions, in part, restrict the ability of U.S. persons from transacting in, providing financing for, or otherwise dealing in debt issued by named persons on the SSI List or parties owned 50% or more by such listed parties. Directive 2, which targets Russia’s energy sector, prohibits U.S. persons from transacting in, providing financing for, or otherwise dealing in debt longer than 60 days, if issued by entities designated under Directive 2 on or after November 28, 2017, or longer than 90 days if issued by entities designated under Directive 2 on or after July 16, 2014 and before November 28, 2017. OFAC has advised in its published Frequently Asked Questions that with respect to the provision of services to, subscription arrangements involving, and progress payments for long-term projects involving SSI entities, final invoices to these SSI entities must be paid by the SSI entity within the applicable 60 or 90 day period. Directive 4 prohibits U.S. persons from engaging in any activity involving the provision, exportation, or reexportation, directly or indirectly, of goods, services, and technology in support of exploration or production for deepwater, Arctic offshore, or shale projects that have the potential to produce oil in the Russian federation and that involve a Directive 4 SSI-Listed entity or their property or interests in property, or that are initiated after January 19, 2018 and have the potential to produce oil anywhere and a Directive 4 SSI-Listed entity or their property or interests in property has a 33 percent or greater interest or ownership of a majority of the voting interests. Although the sectoral sanctions do not directly apply to non-U.S. persons, Section 228 of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”) prohibits non-U.S. persons from facilitating “significant transactions” for or on behalf SDNs and SSI-Listed entities, as well as entities owned 50 percent or more by such entities. A transaction is not “significant” if U.S. persons would not require specific licenses from OFAC and transactions with SSI-Listed entities are “significant” only where they involve “deceptive practices,” which OFAC has described as “attempts to obscure or conceal the actual parties or true nature of the transaction(s), or to evade sanctions.” In the future, the U.S. may impose greater sanctions, including, but not limited to, by designating Yamal or other counterparties on the OFAC list of Specially Designated Nationals and Blocked Persons (“SDN List”).
In addition, our reputation and the market for our securities may be adversely affected by our engagement in certain other activities, such as our dealings with Yamal, Gazprom or other SSI-Listed entities or their subsidiaries, or if we enter into charters with other individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, engage in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments, or otherwise engage in activities that are prohibited by U.S., the European Union or other sanctions to the extent that such sanctions may be applicable. Furthermore, because we derive, and expect to continue to derive, all of our revenues from a limited number of charterers, our business would be materially adversely affected if we were to determine that we are required because of sanctions, to terminate our relationships with Yamal, Gazprom, or any of our other charterers, or if the negative impact of these or any additional sanctions imposed in the future threaten the viability of the Yamal LNG Project or otherwise cause Yamal, Gazprom or any of our other charterers to end their relationships with us. Furthermore, while all of the Additional Optional Vessels are employed or contracted to be employed by Yamal in the Yamal LNG Project, in the event any of the Additional Optional Vessels is no longer so employed, we may lose the option to purchase our Sponsor’s 49% ownership interest in the vessels under the Omnibus Agreement. Any of these events could have a material adverse effect on our business, financial condition, and results of operations, and materially impair our ability to make payments on our 2019 Notes.

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
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against a vessel in our Fleet for claims relating to another of our vessels.
We may be subject to litigation that could have an adverse effect on us.
We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under our credit facilities.
Risks Relating to our Common Units
The price of our common units may be volatile.
The price of our common units may be volatile and may fluctuate due to factors including:
•	our payment of cash distributions to our unitholders;
•	actual or anticipated fluctuations in quarterly and annual results;
•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;
•	mergers and strategic alliances in the shipping industry;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	shortfalls in our operating results from levels forecasted by securities analysts; announcements concerning us or our competitors;
•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;
•	general economic conditions;
•	terrorist acts;
•	future sales of our units or other securities;
•	investors’ perception of us and the LNG shipping industry;
•	the general state of the securities market; and
•	other developments affecting us, our industry or our competitors.
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
We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The issuance by us of additional common units or other equity securities of equal or senior rank may have the following effects:
•	our existing unitholders’ proportionate ownership interest in us will decrease;
•	the amount of cash available for distribution per unit may decrease;
•	the relative voting strength of each previously outstanding unit may be diminished; and
•	the market price of our common units may decline.
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

We are a “foreign private issuer” under New York Stock Exchange, or the NYSE, rules, and as such we are entitled to exemption from certain corporate governance standards of the NYSE applicable to domestic companies, and holders of our common units may not have the same protections afforded to unitholders of companies that are subject to all of the NYSE corporate governance requirements.
We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE.
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
For a description of our corporate governance practices, please see “Item 6. Directors, Senior Management and Employees.”
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
Our Partnership Agreement designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any claims, suits, actions or proceedings, unless otherwise provided for by Marshall Islands law, for certain litigation that may be initiated by our unitholders, which could limit our unitholders’ ability to obtain a favorable judicial forum for disputes with the Partnership.
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

•	are brought in a derivative manner on our behalf;
•	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our General Partner, or owed by our General Partner, to us or the limited partners;
•	assert a claim arising pursuant to any provision of the Partnership Act; or
•	assert a claim governed by the internal affairs doctrine,
regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Any person or entity purchasing or otherwise acquiring any interest in our common units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.
Provisions in our organizational documents may have anti-takeover effects.
Our Partnership Agreement contains provisions that could make it more difficult for a third-party to acquire us without the consent of our Board of Directors. These provisions require approval of our Board of Directors and prior consent of our General Partner.
These provisions could also make it difficult for our unitholders to replace or remove our current Board of Directors or could have the effect of discouraging, delaying or preventing an offer by a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many unitholders. As a result, unitholders may be limited in their ability to obtain a premium for their common units.
Risks Relating to our Indebtedness
Our debt levels could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
As of December 31, 2018, we had total outstanding long-term debt of $722.8 million, consisting of amounts outstanding under our $480.0 million senior secured term loan which we entered into in May 2017, or the Term Loan B, and our 2019 Notes.
On October 30, 2019, our 2019 Notes mature. We estimate that available cash and cash expected to be generated from operating activities may not be sufficient to repay the 2019 Notes at maturity.  The above conditions raise substantial doubt about our ability to continue as a going concern.  On October 23, 2018, we concluded a $55.0 million underwritten public offering of 2.2 million 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units”) which may be used to partially repay the 2019 Notes. In an effort to address the repayment of the remaining amount outstanding under the 2019 Notes, we are currently exploring, among other things, other capital raising alternatives which may include incurring additional debt, issuing, in public or private transactions, additional secured or unsecured debt or debt securities or equity securities or entering other refinancing transactions or a combination of the foregoing.  We can provide no assurance that we will be able to complete such transaction prior to the maturity of the Notes.

In addition, we have the ability to borrow an additional $30 million under our interest free $30 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility. On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.
Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes.  Covenants contained in our debt agreements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to make distributions to our unitholders. The financing agreements for both the Term Loan B and the 2019 Notes restrict us from declaring or making any distributions if an event of default has occurred or would occur as a result of the distribution. The Term Loan B further restricts the Partnership from paying any dividend or other distribution unless a minimum interest coverage ratio is met on a consolidated basis. In addition, any downgrade of our credit ratings could, among other things, adversely affect the availability of other new financing on favorable terms, if at all, and could increase our cost of borrowing which could materially affect our business, financial condition and results of operations.
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
In addition, certain of our debt agreements require us to satisfy certain other financial covenants, including maintenance of minimum free cash levels and free liquidity of at least $20 million, minimum debt service coverage ratio, minimum net worth, maximum leverage ratio, and a maximum loan to value ratio.
The operating restrictions contained in our existing and future debt agreements may prohibit or otherwise limit our ability to, among other things:
•	obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes on favorable terms, or at all;

•	make distributions to unitholders;
•	incur additional indebtedness, create liens or issue guarantees;
•	charter our vessels or change the terms of our existing charter agreements;
•	sell, transfer or lease our assets or vessels or the shares of our vessel-owning subsidiaries;
•	make investments and capital expenditures;
•	reduce our partners’ capital; and
•	undergo a change in ownership or Manager.
A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our current or future debt agreements would prevent us from borrowing additional money under such debt agreements and could result in a default thereunder. Therefore, we may need to seek permission from our lenders in order to engage in some actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay distributions, including the minimum quarterly distributions on our common units and quarterly distributions on our Series A Preferred Units and Series B Preferred Units, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
Events of default under our debt agreement may include, among other things, the following:
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
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our subsidiaries conduct the substantial majority of our operations and own our operating assets, and the right to receive payments on our 2019 Notes is structurally subordinated to the rights of the lenders of our subsidiaries.
Our subsidiaries conduct the substantial majority of our operations and own our operating assets. As a result, our ability to make required payments on our 2019 Notes depends in part on the operations of our subsidiaries and our subsidiaries’ ability to make distributions to us. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under our 2019 Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due on our 2019 Notes or to make funds available for that purpose. Our 2019 Notes are not guaranteed by any of our subsidiaries or any other person.
The rights of holders of our 2019 Notes are structurally subordinated to the rights of our subsidiaries’ lenders. A default by a subsidiary under its debt obligations would result in a block on distributions from the affected subsidiary to us. Our 2019 Notes are effectively junior to all existing and future liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.
Our 2019 Notes are unsecured obligations and are subordinated to our secured debt.
Our 2019 Notes are unsecured and therefore are effectively subordinated to any secured debt we maintain or may incur to the extent of the value of the assets securing the debt. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on our 2019 Notes. As of December 31, 2018, we had $472.8 million of outstanding secured indebtedness. We will continue to have the ability to incur additional secured debt, subject to limitations in our credit facilities and the indenture governing our 2019 Notes. In addition, our 2019 Notes mature on October 30, 2019. As of the date of this Annual Report, we have not yet secured committed funds to fully refinance our unsecured debt.  We estimate that our current liquidity sources will not be sufficient to repay the 2019 Notes at maturity. The above conditions raise substantial doubt about the Partnership’s ability to continue as a going concern. In an effort to address the repayment of the remaining amount outstanding under the 2019 Notes, we are currently exploring other capital raising alternatives which may include using the Series B Preferred Units offering proceeds, incurring additional debt, issuing, in public or private transactions, additional secured or unsecured debt or debt securities or equity securities or entering other refinancing transactions or a combination of the foregoing. However, we may not be successful in addressing the refinancing of our 2019 Notes in advance of their maturity and accommodating for the Partnerships’ liquidity needs and its ability to continue as a going concern.
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
Risks Relating to our Series A and Series B Preferred Units
Our Series A Preferred Units and our Series B Preferred Units are subordinate to our indebtedness, and the interests of holders of Series A Preferred Units and Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred Units or Series B Preferred Units, and by other transactions.
Our Series A Preferred Units and our Series B Preferred Units are subordinated to all of our existing and future indebtedness. The payment of principal and interest on our debt reduces cash available for distributions and therefore, our ability to pay distributions on, redeem at our option or pay the liquidation preference on our Series A Preferred Units and our Series B Preferred Units in liquidation or otherwise may be subject to prior payments due to the holders of our indebtedness.

The issuance of additional limited partner interests on a parity with or senior to our Series A Preferred Units and Series B Preferred Units would dilute the interests of the holders of our Series A Preferred Units and Series B Preferred Units, as applicable, and any issuance of senior securities or parity securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Series A Preferred Units and our Series B Preferred Units. No provisions relating to our Series A Preferred Units and our Series B Preferred Units protect the holders of our Series A Preferred Units and our Series B Preferred Units, as applicable, in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, which might adversely affect the holders of our Series A Preferred Units and our Series B Preferred Units.
In the event of any liquidation event, the amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.
In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the payment due upon a liquidation event is fixed at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions up to, and including, the date of liquidation. If, in the case of a liquidation event, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price of your Series A Preferred Units or your Series B Preferred Units is greater than the applicable liquidation preference, you will have no right to receive the market price from us upon our liquidation.
As a holder of Series A Preferred Units or Series B Preferred Units, you have extremely limited voting rights.
Your voting rights as a holder of Series A Preferred Units or Series B Preferred Units are extremely limited. Our common units are the only class of limited partner interests carrying full voting rights. Holders of the Series A Preferred Units and Series B Preferred Units generally have no voting rights. However, in the event that six quarterly distributions, whether consecutive or not, payable on  our Series A Preferred Units or our Series B Preferred Units or any other parity securities (if applicable), are in arrears, the holders of such Series A Preferred Units or Series B Preferred Units will have the right, voting together as a class with all other classes or series of parity securities (if applicable) upon which like voting rights have been conferred and are exercisable, to elect one additional director to serve on our Board of Directors, and the size of our Board of Directors will be increased as needed to accommodate such change (unless the holders of Series A Preferred Units, Series B Preferred Units, and parity securities (if applicable) upon which like voting rights have been conferred, voting as a class, have previously elected a member of our Board of Directors, and such director continues then to serve on the Board of Directors). The right of such holders of Series A Preferred Units and Series B Preferred Units to elect a member of our Board of Directors will continue until such time as all accumulated and unpaid distributions on the Series A Preferred Units and Series B Preferred Units have been paid in full.
Market interest rates may adversely affect the value of our Series A Preferred Units and our Series B Preferred Units.
One of the factors that will influence the price of our Series A Preferred Units and our Series B Preferred Units will be the distribution yield on such Series A Preferred Units and the Series B Preferred Units (as a percentage of the price of our Series A Preferred Units or our Series B Preferred Units, as applicable) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our Series A Preferred Units or our Series B Preferred Units to expect a distribution yield higher than what is paid on the applicable Series A Preferred Units or Series B Preferred Units, and higher interest rates would likely increase our borrowing costs which could potentially decrease funds available for distributions to our unitholders. Accordingly, higher market interest rates could cause the market price of our Series A Preferred Units or our Series B Preferred Units to decrease.

The Series A Preferred Units and the Series B Preferred Units are redeemable at our option.
We may redeem, at our option, all or, from time to time, part of the Series A Preferred Units on or after August 12, 2020. If we redeem your Series A Preferred Units, you will be entitled to receive a redemption price equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. We may redeem, at our option, all or, from time to time, part of our Series B Preferred Units on or after November 22, 2023. If we redeem your Series B Preferred Units, you will be entitled to receive a redemption price equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the applicable series of the preferred units had such series of preferred units not been redeemed. We may elect to exercise our partial redemption right on multiple occasions.
Risks Relating to Conflicts of Interest
Our Sponsor, our General Partner and their respective affiliates own a significant interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.
Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. Our Sponsor currently owns 15,595,000 of our common units, representing approximately 44% of the outstanding common units and our General Partner owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights and therefore may have considerable influence over our actions. The interests of our Sponsor and the members of the Prokopiou Family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.
Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including Dynagas Holding Ltd., on the one hand, and us and our unaffiliated limited partners, on the other hand. Our General Partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our Board of Directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Certain of our officers and directors will also be officers of our Sponsor or its affiliates and will have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. Although a majority of our directors are elected by our common unitholders, our General Partner, through its appointed directors, has certain influence on decisions made by our Board of Directors. Our Board of Directors has a Conflicts Committee comprised of independent directors. Our Board of Directors may, but is not obligated to, seek approval of the Conflicts Committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. We, our officers and directors and our General Partner will not owe any fiduciary duties to holders of the Series A Preferred Units and Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the Partnership Agreement. There can be no assurance that a conflict of interest will be resolved in favor of us.
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

•
our Partnership Agreement provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders’ interests. Specifically, our General Partner may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint certain directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the General Partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;

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

•
our General Partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right; and

•	although a majority of our directors are elected by common unitholders, our General Partner will likely have substantial influence on decisions made by our Board of Directors.
Our General Partner has limited its liability regarding our obligations.
Our General Partner has limited its liability under contractual arrangements so that the other party has recourse only to our assets and not against our General Partner or its assets or any affiliate of our General Partner or its assets. The Partnership Agreement provides that any action taken by our General Partner to limit its or our liability is not a breach of our General Partner’s fiduciary duties owed to common unitholders or a breach of our General Partner’s contractual duty of good faith and fair dealing to holders of the Series B Preferred Units even if we could have obtained terms that are more favorable without the limitation on liability.
Neither our Partnership Agreement nor any other agreement requires our Sponsor to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Our Sponsor’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of our Sponsor, which may be contrary to our interests.
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
Our general partner, as the holder of all of the IDRs, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to our general partner’s IDRs without the approval of the conflicts committee of our board of directors or holders of our common units. This may result in lower distributions to holders of our common units in certain situations.
Our general partner, as the holder of all of the incentive distribution rights, has the right, at a time when our general partner has received incentive distributions at the highest level to which it is entitled (49.9%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately prior to the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on certain percentage increases above the reset minimum quarterly distribution amount.
In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the IDRs in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its IDRs and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to our general partner in connection with resetting the target distribution levels related to our general partner’s IDRs.
Common unitholders, holders of our Series A Preferred Units, and holders of our Series B Preferred Units have no right to enforce obligations of our General Partner and its affiliates under agreements with us.
Any agreements between us, on the one hand, and our General Partner and its affiliates, on the other, do not and will not grant to the holders of our common units, Series A Preferred Units and Series B Preferred Units separate and apart from us, the right to enforce the obligations of our General Partner and its affiliates in our favor.
Contracts between us, on the one hand, and our General Partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.
Neither our Partnership Agreement nor any of the other agreements, contracts and arrangements between us and our General Partner and its affiliates are or will be the result of arm’s-length negotiations. Our Partnership Agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our General Partner and its affiliates, must be:
•	on terms no less favorable to us than those generally being provided to or available from unrelated third-parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).
Our Manager, which provides our executive officers and certain management and administrative services to us, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of our Manager to enter into any contracts of this kind.
Common units are subject to our General Partner’s limited call right.
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
Tax Risks
In addition to the following risk factors, please see “Item 10. Additional Information—E. Taxation” for a more complete discussion of the material Marshall Islands and United States federal income tax consequences of owning and disposing of our common units.
We may be subject to taxes, which will reduce our cash available for distribution to our unitholders.
We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. Please see “Item 10. Additional Information—E. Taxation”
We may have to pay tax on United States-source income, which would reduce our earnings and cash flow.
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

Based on advice we received from Seward & Kissel LLP, our United States counsel, we believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2018, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see “Item 10. Additional Information—E. Taxation.”
United States tax authorities could treat us as a “passive foreign investment company,” which would have adverse United States federal income tax consequences to United States unitholders.
A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, and on an opinion of our United States counsel, Seward & Kissel LLP, we believe that we were not a PFIC in the year ended December 31, 2018 and do not expect to be a PFIC for any future taxable year. We have received an opinion of our United States counsel in support of this position that concludes that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for the year ended December 31, 2018 and each future year will arise from such time-chartering activities or other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such non passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for the year ended December 31, 2018 year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our United States counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.
While Seward & Kissel LLP, our United States counsel, has provided us with an opinion in support of our position, the conclusions reached are not free from doubt, and it is possible that the United States Internal Revenue Service, or the IRS, or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse United States federal income tax consequences.  See “Item 10. Additional Information—E. Taxation” for a more detailed discussion of the United States federal income tax consequences to United States unitholders if we are treated as a PFIC.

ITEM 4.	INFORMATION ON THE PARTNERSHIP
A.	HISTORY AND DEVELOPMENT OF THE PARTNERSHIP
Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 30, 2013 for the purpose of owning, operating, and acquiring LNG carriers and other business activities incidental thereto.  In October 2013, we acquired from our Sponsor three LNG carriers, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), which we refer to as our Initial Fleet. In November 2013, we completed our underwritten IPO pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO,  the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit.  In connection with the IPO, the Partnership entered into certain agreements including: (a) an omnibus agreement with the Sponsor, as amended and as currently in effect, (the “Omnibus Agreement”), which provides the Partnership the right to purchase certain identified liquefied natural gas (“LNG”) carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein and, (b) a $30 million Revolving Credit Facility with the Sponsor to be used for general Partnership purposes.
Pursuant to the Omnibus Agreement that we, and certain of our subsidiaries, have entered into with our Sponsor and our General Partner, we have the right (but not the obligation), subject to certain conditions, to acquire from our Sponsor the Additional Optional Vessels.
As of the date of this Annual Report, we have outstanding 35,490,000 common units, 35,526 general partner units and 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units. Our Sponsor currently beneficially owns approximately 44.0% of the equity interests in the Partnership (excluding the Series A Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units.  On October 23, 2018, we concluded the underwritten public offering of our Series B Preferred Units, representing limited partner interests, at a price of $25.00 per unit. Distributions will be payable on our Series B Preferred Units up to November 22, 2023 at a fixed rate equal to 8.75% per annum and from November 22, 2023, if not redeemed, at a floating rate. In addition, we have outstanding $250.0 million aggregate principal amount 6.25% Senior Notes due 2019, or our 2019 Notes.  Our common units, our Series A Preferred Units, our Series B Preferred Units and our 2019 Notes trade on the New York Stock Exchange, or NYSE, under the symbols “DLNG”, “DLNG PR A”, “DLNG PR B”, and “DLNG 19”, respectively.
Securities Offerings (following the IPO)
In June 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price.
In September 2014, we completed our underwritten public offering of $250.0 million aggregate principal amount 6.25% Senior Notes due 2019, or our 2019 Notes.  The 2019 Notes commenced trading on the NYSE on December 30, 2014 under the ticker symbol “DLNG 19.”
In July 2015, we completed our underwritten public offering of 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units at $25.00 per unit. Our Series A Preferred Units trade on the NYSE under the ticker symbol “DLNG PR A.”
In October 2018, we completed our underwritten public offering of 2,200,000 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units at $25.00 per unit. Our Series B Preferred Units trade on the NYSE under the ticker symbol “DLNG PR B.”

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
In connection with the Term Loan B refinancing transaction, and pursuant to a contribution and conveyance agreement by and among us and certain of our wholly-owned subsidiaries, dated May 18, 2017, or the Contribution and Conveyance Agreement, (i) Dynagas Equity Holding Limited (formerly, a Liberian corporation), our wholly-owned subsidiary, which we refer to as Dynagas Equity, contributed its equity interests in (which represented 100% of the issued and outstanding share capital) of four of our vessel-owning subsidiaries to Arctic LNG Carriers Ltd., or Arctic LNG Carriers, and (ii) Quinta Group Corp. and Pelta Holdings S.A., our wholly-owned subsidiaries which then owned all of the outstanding share capital of two of our vessel owning subsidiaries, respectively, each contributed the entire share capital of its respective owned entity to Arctic LNG Carriers and were subsequently dissolved. As Dynagas Equity became the sole shareholder of Arctic LNG Carriers, the contributions did not result in a change of control of our business. Arctic LNG Carriers and Dynagas Finance LLC serve as borrowers under the Term Loan B.
For more information, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”
Our principal executive offices are located at 23, Rue Basse, 98000 Monaco and our telephone number at that address is +377 9999 6445.

B.	BUSINESS OVERVIEW
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  All of the vessels in our Fleet are currently contracted on multi-year time charters, which we define as charters of two years or more, with international energy companies, including Gazprom, Equinor and Yamal, providing us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates.  We believe our charterers place high confidence and reliance in our shipping services based on long expertise and the safe way in which we conduct our operations.
We intend to leverage the reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in transportation of energy or other energy-related projects including floating storage regassification units, floating power plants, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth. For further information on the risks associated with our business, please see “Item 3. Key Information—D. Risk Factors”.
Our Fleet
As of April 24, 2019, we owned and operated a fleet of six LNG carriers, consisting of the three modern steam turbine LNG carriers in our Initial Fleet, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three modern tri-fuel diesel electric (TFDE) propulsion technology Ice Class LNG carriers that we additionally acquired from our Sponsor the Arctic Aurora, the Yenisei River, and the Lena River, which we collectively refer to as our “Fleet.” As of April 24, 2019, the vessels in our Fleet had an average age of 8.7 years and are contracted under multi-year charters with an average remaining charter term of approximately 9.4 years, including the charter agreements into which we have already entered but whose terms have not yet commenced. All of the vessels in our Fleet vessels are currently employed or are contracted to be employed on multi-year time charters with international energy companies such as Gazprom, Equinor and Yamal.
Since the end of the first fiscal year following our IPO, which occurred in November 2013 and as of the date of this Annual Report, we have increased the total capacity of the vessels in our Fleet by approximately 104% and as of the date of this Annual Report, the estimated contracted revenue backlog of our Fleet was approximately $1.36 billion, $0.18 billion of which relate to the operating expenses and estimated portion of the hire contained in certain time charter contracts with Yamal, subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels’ operating costs. The average remaining contract duration is approximately 9.4 years. Our Fleet estimated contract backlog includes estimated revenues to be earned under the charters for the Yenisei River and the Lena River with Yamal that are subject to the satisfaction of important conditions (which includes, but are not limited to, a condition requiring that certain defaults have not occurred under a shipbuilding contract held by a special purpose company that is not controlled by us), which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case, we may not receive the contracted revenues thereunder. For more information about the shipbuilding contract discussed above, please see "Item 18. Financial Statements—F-22-(f) Other."  The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day.  Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. Georgios Prokopiou. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.”

All of the vessels in our Fleet other than the Clean Energy have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, equivalent to ARC4 of the Russian Maritime Register of Shipping Rules, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, as of January 31, 2019, only 26 LNG carriers, representing 4.9% of the LNG vessels in the global LNG fleet, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating. Moreover, in 2012, we were the first company in the world to operate LNG carriers on the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, and continue to be one of a limited number of vessel operators to currently do so. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.
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

•
utilization of a membrane containment system that uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and that uses the vessel’s hull to directly support the pressure of the LNG cargo, which we refer to as a “membrane containment system” (see “—The International Liquefied Natural Gas (LNG) Shipping Industry—The LNG Fleet” for a description of the types of LNG containment systems); and

•	double-hull construction, based on the current LNG shipping industry standard.
According to Drewry, as of January 31, 2019, there were only 45 LNG carriers in the worldwide LNG trading fleet, including the six vessels in our Fleet, in the size range of 149,000-155,000 cbm, of which 37 have membrane cargo containment system. There is one LNG carriers in the same size segment in the order book, which has a moss spherical containment system, a well-established spherical containment system designed in Norway which has been in use for many years. The following table sets forth additional information about our Fleet as of the date of this Annual Report:
Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration	Latest Charter Expiration	Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	Gazprom	March 2026	April 2026	n/a
Ob River	2007	149,700	Yes	Steam	Gazprom	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	August 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE *	Equinor	July 2021	September 2021(1)	September 2023	(1)
Yenisei River	2013	155,000	Yes	TFDE *	Yamal	Q4 2033	Q2 2034	Q2 2049	(2)
Lena River	2013	155,000	Yes	TFDE *	Charterer	June 2019	February 2020	n/a	(3)
					Yamal	2034	2035	2049	(2)

*	As used in this Annual Report, “TFDE” refers to tri-fuel diesel electric propulsion system.
(1)
On August 2, 2018, the Arctic Aurora was delivered to Equinor under a time charter contact with an initial term of three years +/- 30 days. This charter is in direct continuation of the vessel’s previous charter with Equinor. Equinor will have the option to extend the charter term by two consecutive 12-month periods at escalated rates.

(2)
On August 14, 2018, immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, the Yenisei River was delivered early to Yamal pursuant to an addendum to the charter party with Yamal under which we agreed to extend the firm charter period from 15 years to 15 years plus 180 days. The Lena River is contracted to commence employment with Yamal within a two-month delivery window starting from July 1, 2019, which is expected to be further narrowed down as we approach the delivery date. The charter contracts for the Yenisei River and the Lena River with Yamal in the Yamal LNG Project each have an initial term of 15.5 and 15 years, respectively, which may each be extended by three consecutive periods of five years. Each of these time charter contracts is subject to important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation, early termination or amendment, before or after their charter term commences, in which case, we may not receive the contracted revenues thereunder.

(3)
On October 26, 2018, the Lena River was delivered to a new multi-month charter with a major energy company which is expected to have a firm period of approximately fifteen months, unless the charter is terminated earlier at owners’ option in order for the vessel to meet the delivery requirements under its existing charter party agreement with Yamal for the Yamal LNG project.

The Optional Vessels
In connection with the closing of our IPO, we entered in an Omnibus Agreement with our Sponsor and our General Partner that initially provided us with the right to acquire from our Sponsor up to seven LNG carrier vessels within a specified period of time following their delivery to our Sponsor and at a purchase price to be determined pursuant to the terms and conditions of that agreement, which we refer to as the Initial Optional Vessels. As of the date of this Annual Report, we have purchased from our Sponsor and have taken delivery of three of the Initial Optional Vessels: the Arctic Aurora in June 2014, the Yenisei River in September 2014, and the Lena River in December 2015. The purchase options for the remaining four Initial Optional Vessels have expired unexercised.
In August 2015, our Sponsor and two unrelated third-parties, Sinotrans and China LNG Shipping, entered into a joint venture, pursuant to which they agreed to share in the ownership and operation of the Additional Optional Vessels. Our Sponsor currently owns a 49% ownership interest in each of the five entities that each owns an Additional Optional Vessel, and Sinotrans, and China LNG Shipping equally split the remaining 51% ownership interest of each such entity.
Following an amendment and restatement of the Omnibus Agreement in April 2016, we also have the right to acquire from our Sponsor (for a certain period of time) its interest, which is currently 49%, in each of the five entities that each owns a 172,000 cubic meter ARC7 LNG carrier, which we refer to as the Additional Optional Vessels, subject to the terms and conditions of the Omnibus Agreement, as amended.  The Additional Optional Vessels have been delivered to the joint venture, in which our Sponsor owns a 49% interest in each of the five entities that each owns an Additional Optional Vessel and Sinotrans and China LNG Shipping equally split the remaining 51.0% ownership interest of each of the entities. One of the Additional Optional Vessels was delivered in the fourth quarter of 2017, one of the Additional Optional Vessels was delivered in the first quarter of 2018, one of the Additional Optional Vessels was delivered in the fourth quarter of 2018 and two of the Additional Optional Vessels were delivered in the first quarter of 2019.  All five Additional Optional Vessels have been delivered to the joint venture and are currently employed under long-term charters for the Yamal LNG Project. The Additional Optional Vessels are currently employed under long-term charters for the Yamal LNG Project. Our Manager provides vessel management services for the Additional Optional Vessels. Under the Omnibus Agreement, we have the right, subject to certain conditions, to acquire our Sponsor’s ownership interest in each of the five entities referenced above that respectively own the Additional Optional Vessels.

For additional information, please see “—Rights to Purchase Optional Vessels” and “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.”
Specifications of the Additional Optional Vessels
The five 172,000 cubic meter ARC7 Additional Optional Vessels are or will be capable of all year round operation at temperatures up to negative fifty degrees Celsius. High Ice Class Arc 7 allows them to navigate independently in ice of up to 2.1 meters thick. The Additional Optional Vessels are equipped with three Azipod propulsion units of 45 megawatt joint capability, which is comparable to the capability of a nuclear icebreaker.
The following table provides certain information about the Additional Optional Vessels as of the date of this Annual Report.
Vessel Name	Shipyard(2)	Delivery Date	Cargo Capacity Cbm	Ice Class	Charter Commencement	Charterer	Earliest Charter Expiration
Additional Optional Vessels*:
Boris Vilkitsky (1)	DSME	12/26/2017	172,410	Yes	Q4-2017	Yamal	Q4-2045
Fedor Litke (1)	DSME	01/08/2018	172,410	Yes	Q1-2018	Yamal	Q4-2045
Georgiy Brusilov(1)	DSME	12/10/2018	172,410	Yes	Q4-2018	Yamal	Q4-2045
Boris Davydov(1)	DSME	01/18/2019	172,410	Yes	Q1-2019	Yamal	Q4-2045
Nikolay Zubov(1)	DSME	02/22/2019	172,410	Yes	Q1-2019	Yamal	Q4-2045

*	Our Sponsor directly or indirectly owns a 49.0% interest in these vessels.
(1)	Vessel operates under a fixed rate time charter contract for the Yamal LNG Project until December 31, 2045, plus two consecutive five-year extension options.
(2)	As used in this Annual Report, “DSME” refers to the shipyard Daewoo Shipbuilding & Marine Engineering Co.
Rights to Purchase the Additional Optional Vessels
Under the Omnibus Agreement, we have the right, subject to certain conditions, to purchase from our Sponsor, our Sponsor’s ownership interest in the entities that respectively own the Additional Optional Vessels at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement.
With respect to our Sponsor’s ownership interest in the entities that own the Additional Optional Vessels, our purchase rights expire within 24 months following the expiration, without acceptance, of our 30-day option from delivery of each Additional Optional Vessel to its time charter contract to Yamal to purchase such interests pursuant to the Omnibus Agreement upon their respective delivery dates. We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee, to extend or further extend, as applicable, the purchase option exercise period, but there can be no assurances that our Sponsor will grant such extensions.

If we are unable to agree with our Sponsor on the purchase price of our Sponsor’s ownership interest in the entities that respectively own the Additional Optional Vessels, as the case may be, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase such assets at such price. The independent appraiser will be mutually appointed by our Sponsor and our Conflicts Committee. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” for information on how the purchase price is calculated.
The purchase price of our Sponsor’s ownership interest in the Additional Optional Vessels, as finally determined by an independent appraiser, may be an amount that is greater than what we are able or willing to pay or we may be unwilling to proceed to purchase such vessel if such acquisition would not be in our best interests. We will not be obliged to purchase the Additional Optional Vessels at the determined price, and, accordingly, we may not complete the purchase of such vessels, which may have an adverse effect on our expected plans for growth. In addition, our ability to purchase the Additional Optional Vessels, should we exercise our right to purchase such vessels, is dependent on our ability to obtain additional financing to fund all or a portion of the acquisition costs of these assets.
Our Sponsor, together with its joint venture partners, has secured financing for the Additional Optional Vessels.  In the event we acquire any or all of such Additional Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us, subject to the satisfaction of certain conditions. Any such novation would be subject to each respective lender’s consent.  We may also seek to enter into new financing arrangements. As of the date of this Annual Report, we have not secured any financing in connection with the potential acquisition of any of the Additional Optional Vessels. Please see “Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Additional Optional Vessels. If our Sponsor fails to perform its obligations under these debt agreements or any other agreement relating to the Additional Optional Vessels, our business and plans for growth through the acquisition of Additional Optional Vessels may be materially affected.”
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
On December 20, 2017, we entered into a new three-year charter agreement with Equinor for the employment of the Arctic Aurora. The new Equinor charter commenced in the third quarter of 2018 in direct continuation of the vessel’s previous charter with Equinor (interrupted only by the vessel’s mandatory statutory class five-year special survey and dry-docking) and will have a firm period of about 3 years +/- 30 days. Equinor will have the option to extend the charter term by two consecutive 12-month periods at escalated rates.
The Ob River concluded its employment under its legacy multi-year charter contract with Gazprom in April 2018 and subsequently began employment  under a ten-year charter party with an entity, which is part of the wider Gazprom group of companies, at a lower charter rate.
In July 2018, the Clean Energy, after approximately one year of trading in the short-term market, commenced employment with Gazprom for a charter period of approximately eight years.
On August 14, 2018, immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, the Yenisei River was delivered earlier than anticipated to its multi-year charter contract with Yamal for the Yamal LNG project. As a result, we agreed with Yamal to extend the firm charter period from 15 years to 15 years plus 180 days. The initial term of the charter may be extended by three consecutive periods of five years.

On October 26, 2018, the Lena River commenced employment with a major international energy company for an initial term of approximately fifteen months. We, through our wholly-owned subsidiary, have the option to call upon the vessel’s early redelivery, if needed, in order to meet the delivery requirements under our existing charter party agreement with Yamal for the employment of the Lena River. The Lena River is contracted to commence employment within a two-month delivery window starting July 1, 2019, under its multi-year time charter contract with Yamal in the Yamal LNG Project, with an initial term of 15 years, which may each be extended by three consecutive periods of five years. These charter contracts are subject to important conditions, which, if not satisfied, or waived by the charterer, may result in cancellation, early termination, or amendment of the charter, before or after their charter term commences, in which case we may not receive the contracted revenues under such charter agreements.  These conditions include, but are not limited to, requirements with respect to our Sponsor and certain of its affiliates, which may be outside of our control. We can provide no assurance that these two vessels will be able to commence or continue employment under the Yamal LNG Project charter agreements or realize any revenues under such charter agreements.
Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of April 24, 2019 we had estimated contracted revenue backlog of approximately $1.36 billion, $0.18 billion of which relate to the operating expenses and estimated portion of the hire contained in certain time charter contracts with Yamal, subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs. Notwithstanding our current estimated contracted backlog. The average remaining contract duration is approximately 9.4 years.
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
For information on our customer concentration, please see Item 11. “Quantitative and Qualitative Disclosure About Market Risk—Concentration of Credit Risk.”
The International Liquefied Natural Gas (LNG) Shipping Industry
All the information and data presented in this section, including the analysis of the various sectors of the international liquefied natural gas (LNG) shipping industry has been provided by Drewry Shipping Consultants, Ltd., or Drewry, an independent consulting and research company. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; and (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information herein and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.
Overview of Natural Gas Market
Natural gas is one of the key sources of global energy, including oil, coal, hydroelectricity, solar, wind and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas’ share of total global primary energy consumption has risen from 18.1% in 1970 to 23.5% in 2018.

Natural Gas Share of Primary Energy Consumption: 1970-20181
(% – Based On Million Tons Oil Equivalent)

26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
1970
1980
1990
2000
2010
2012
2013
2014
2015
2016
2017
2018E

(1) Provisional estimate
Source: Industry sources, Drewry
Natural gas has a number of advantages that make it a competitive source of energy in the future. Apart from being abundant in supply, natural gas is the lowest carbon-intensive fossil fuel, least affected by the various regulatory policies aimed to curb greenhouse gas emissions. In recent years, consumption of natural gas has risen steadily due to global economic growth, increasing energy demand, consumers’ desires to diversify energy sources, market deregulation, competitive pricing, and recognition that natural gas is a cleaner energy source compared to coal and oil. The level of carbon dioxide emissions and pollutants from natural gas in power generation are 50 to 60 percent lower than level of carbon dioxide emissions and pollutants from coal fired power plants. Natural gas emits 15 to 20 percent less heat-trapping gases than gasoline/gas oil when burned in typical automobile engines.
Natural gas is primarily used for power generation and for heating. According to BP Statistical Review of World Energy - June 2018, worldwide natural gas reserves are estimated at 193.5 trillion cubic meters (cbm), which is enough for nearly 53 years of supply at current rates of consumption. Over the past decade, natural gas consumption has risen 2.2% per annum, with growth of 5.2% per annum in the Middle East, followed by 4.9% per annum in the Asia-Pacific and 4.1% per annum in Africa.
In the last decade, a large part of the growth in natural gas consumption has been accounted for by the Asia-Pacific and the Middle East regions, where gas consumption has increased nearly 1.6 times between 2008 and 2018.

World Natural Gas Consumption: 1970-20181
(Million Tons Oil Equivalent)

3,500
3,000
2,500
2,000
1,500
1,000
500
0
1970
1980
1990
2000
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018E
North America
Latin America
Europe & Eurasia
Middle East
Africa
Asia-Pacific

(1) Provisional estimate
Source: Industry sources, Drewry
The International Energy Agency (IEA) has stated that global natural gas reserves are large enough to accommodate rapid expansion of natural gas demand for several decades to come. Although natural gas reserves and production are widespread across the globe, the geographical disparity between areas of production and areas of consumption has been the principal stimulus of international trade in natural gas.

World Natural Gas Production: 1970-20181
(Million Tons Oil Equivalent)

3,500
3,000
2,500
2,000
1,500
1,000
500
0
1970
1980
1990
2000
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018E
North America
Latin America
Europe & Eurasia
Middle East
Africa
Asia-Pacific

(1) Provisional estimate
Source: Industry sources, Drewry
Natural gas production in North America has increased due to the emergence of shale gas reserves and new techniques, such as horizontal drilling and hydraulic fracturing, to access and extract these reserves. United States (US) domestic gas production has exceeded domestic gas consumption for a large part of the year, which may reduce future gas import rates. Additionally, rising US domestic production may drive down domestic gas prices and raise the likelihood of US gas exports.
As a result of these developments, the North American gas market is moving in a different cycle from that of the rest of the world, and there is a price differential with other markets as indicated in the chart below. Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, the interest in exporting LNG gas from the US has grown and a number of new liquefaction plants are now planned. However, this price differential has been reduced substantially since 2014 due to a sharp drop in the LNG prices in the international market. This drop in LNG prices has led to delay in some new planned facilities. In the later part of 2018, the price of natural gas in key Asian market such as Japan, South Korea and Taiwan increased due to firm winter demand, whereas LNG prices in China softened in December 2018 due to high cargo availability and low demand. High restocking activity in the third quarter kept China’s winter LNG imports stable. LNG prices failed to improve despite increased seasonal consumption.

Natural Gas Prices: 2007-2018
(US $ per MMBtu)

25.0
20.0
15.0
10.0
5.0
0.0
Dec 07
Dec 08
Dec 09
Dec 10
Dec 11
Dec 12
Dec 13
Dec 14
Dec 15
Dec 16
Dec 17
Dec 18
Japan
South Korea
Taiwan
USA

Source: Drewry
The LNG Market
To turn natural gas into a liquefied form, natural gas must be super cooled to a temperature of approximately minus 260 degrees Fahrenheit. This process reduces the gas to approximately 1/600th of its original volume in a gaseous state. Reducing the volume enables economical storage and transportation by ship over long distances. LNG is transported through sea in specially built tanks on double-hulled ships to a receiving terminal, where it is unloaded and stored in heavily insulated tanks. The LNG is then returned to its gaseous state, or regasified, in regasification facilities at the receiving terminal. Finally, the regasified LNG is moved through pipeline for distribution to natural gas customers.

LNG Supply Chain

LNG
LNG
LNG
Gas Reserve
Exporter
Importer
Gas Field Production and Pipeline
Liquefaction Plant and Storage
LNG Shipping
LNG Regasification, Storage, Distribution and Marketing

Source: Drewry
LNG Supply
Globally, 66.1 million tons of new LNG production capacity is under construction, 191.4 million tons of new LNG production capacity is planned, and 354.5 million tons of speculative LNG production capacity is under consideration, but for which no confirmed plans exist.

World LNG Production Capacity – April 2019
(Million Tons per Annum)

500.0
400.0
300.0
200.0
100.0
0.0
Current
Under Construction
Planned
Speculative
Africa
Asia / Australasia
Europe
FSU
Latin America
Middle East
North America

Source: Drewry
As such, LNG production capacity will expand significantly as several new production facilities are now under construction and due on stream in the next few years. Generally, every additional one million tons of LNG productive capacity creates demand for up to two LNG carriers in the 150,000 cbm size range.
In the last decade, more countries have entered the LNG export market. In December 2018, there were 22 producers and exporters of LNG compared with just 13 in 2005. As a result, world trade in LNG has risen from 138 million tons in 2005 to an estimated 313 million tons in 2018.
LNG Exports: 2006-20181
(Million Tons)
	ALG	USA#	LIB	BRU	UAE	INO	MAL	AUS	QAT	TNT	NIG	OMA	EGY	EQG	NOR	RUS	YMN	PER	FRA	BEL#	ESP#	Papua	Others##	Total
2006	18.0	1.3	0.5	7.2	5.2	21.6	20.5	13.2	22.7	11.9	12.8	8.4	10.9	-	-	-	-	-		-	-	-	-	154.1
2007	18.0	0.9	0.6	6.8	5.5	20.3	21.7	14.8	28.1	13.2	15.4	8.9	9.9	1.0	0.1	-	-	-		-	-	-	-	165.3
2008	15.5	0.7	0.4	6.7	5.5	19.6	21.8	14.8	29.0	13.0	15.3	8.0	9.9	4.1	1.6	-	-	-		-	-	-	-	165.6
2009	15.3	0.6	0.5	6.4	5.1	19.0	21.6	17.7	36.1	14.4	11.7	8.4	9.4	3.4	2.3	4.8	0.3	-		0.2	-	-	-	177.2
2010	14.1	1.2	0.0	6.4	5.8	22.9	22.3	18.5	55.3	15.1	17.4	8.4	7.1	3.8	3.4	9.8	4.0	1.3		0.4	-	-	-	217.3
2011	12.5	1.5	0.1	6.9	5.8	21.3	24.3	18.9	74.9	13.8	18.9	8.0	6.3	3.8	2.9	10.5	6.5	3.7		0.4	0.5	-	-	241.5
2012	10.5	0.5	-	6.6	5.5	17.5	23.2	20.5	76.7	13.7	19.9	8.2	4.9	3.5	3.3	10.8	5.2	3.9		0.3	1.2	-	0.7	236.9
2013	10.9	0.1	-	6.9	5.4	16.4	24.7	22.1	77.0	14.4	16.3	8.4	2.7	3.7	2.8	10.4	7.0	4.1		1.1	2.1	-	0.9	237.5
2014	12.6	0.3	-	6.0	5.8	15.8	24.8	23.1	75.5	14.1	18.5	7.8	0.3	3.7	3.9	10.6	6.5	4.2		1.1	3.8	3.4	1.5	243.3
2015	11.8	0.6	-	6.4	5.6	16.0	24.9	29.0	77.6	12.4	20.1	7.4	-	3.6	4.4	10.6	1.4	3.6		0.9	2.3	7.1	1.4	247.4
2016	11.6	3.2	-	6.0	5.4	15.5	23.4	41.5	76.2	10.4	17.3	7.8	0.5	3.2	4.6	10.2	-	4.0	1.1	-	0.1	7.6	3.2	253.0
2017	12.3	12.2	-	6.9	5.6	18.7	26.9	55.6	77.5	10.2	20.3	8.2	0.8	3.9	3.9	11.5	-	3.7	1.1	0.0	0.0	8.1	3.2	290.7
2018E	12.0	15.0		6.8	5.7	18.0	25.0	69.6	78.0	10.1	20.0	8.0	0.8	3.8	3.9	19.0		3.8	1.0	0.0	0.0	8.0	4.5	313.0
% Change 17-18	-2.8%	22.5%	-	-1.2%	2.0%	-3.8%	-7.0%	25.2%	0.6%	-0.9%	-1.7%	-2.9%	2.6%	-1.3%	0.0%	65.4%	-	2.2%	-12.2%	-	-	-1.5%	39.9%	7.7%

# Include re-exports
## Includes re-exports from Brazil, France, Portugal, South Korea, Japan and Greece
(1) Provisional estimate
Source: Drewry

Historically, LNG exporters were located in just three regions: Algeria and Libya in North Africa; Indonesia, Malaysia, Brunei and Australia in Southeast Asia/Australasia; and Abu Dhabi and Qatar in the Middle East (excluding small scale LNG exports from Alaska). However, the entries of Trinidad and Tobago, Nigeria and Norway have added a significant regional diversification to LNG exports in the Atlantic basin. In addition, the entry of Oman as an exporter and the rapid expansion of Qatari production have also positioned the Middle East as an increasingly significant player in the global LNG business. Qatar is now the world’s largest producer and exporter of LNG, accounting for close to 28% of all trade in LNG.
US LNG exports have ramped up significantly in the last two years, increasing from 3.2 million tons in 2016 to 15 million tons in 2018. The country’s LNG exports have mainly benefited from the Sabine Pass LNG terminal, launched in 2016 with four active trains active by the end of January 2018. In April 2018, Dominion Energy’s Cove Point LNG terminal with capacity of 4.5 million tons per annum came online. Currently, five LNG export terminals are being built in the US, (including two more trains at the Sabine Pass LNG terminal), with an aggregate export capacity of 56 million tons per annum. In the fourth quarter of 2017, Russia started the first phase of its Yamal LNG project and commenced its first phase of production with a nameplate capacity of 5.5 million tons. The second and third train of the project came online in July 2018 and November 2018, respectively. The third train of the project commenced its operation a year ahead of the planned original schedule and the project has added an aggregate capacity of 16.5 million tons to the global LNG production.
LNG Demand
In tandem with the growth in the number of LNG suppliers, there has been a corresponding increase in the number of importers. In 2005, there were 15 countries importing LNG; by December 2016, the number of countries importing LNG increased to 34.
LNG imports by country between 2006 and 2018 are shown in the table below. Despite diversification in the number of importers, Japan, South Korea, and China provide the backbone of LNG trades, collectively accounting for 58% of total LNG imports as of the end of December 2018. China’s LNG imports surged in 2017 and surpassed South Korea to become the second biggest LNG importing nation. There has also been strong growth of LNG imports by India, Taiwan and Spain due to increasing demand in the power sector in those countries and their respective government’s focus on the use of natural gas as a source of energy to reduce air pollution caused by conventional sources of energy.
The Chinese imports of LNG commenced in 2006 and since then, have grown exponentially from 0.7 million tons in 2006 to 53.9 million tons in 2018. China’s LNG imports expanded by 41% year over year in 2018 as the country took steps to shift from coal to natural gas for heating households during the winters. The sharp rise in the China’s LNG imports is attributable to the government’s stated policy to increase the share of natural gas in the overall Chinese energy demand. The Chinese government is taking strong measures to shift from coal to natural gas to reduce pollution. China’s 13th Five-Year Plan aims to reduce coal’s share in China’s overall energy demand and  – from 64% in 2015 to 58% in 2020, while increasing the use of gas from 6% to 10% between 2015 and 2020. China’s increased emphasis on LNG as a source of energy is the result of its capital, Beijing’s aim to cut the country’s greenhouse gas emissions, per unit of GDP, by 60-65% between 2005 and 2030.

LNG Imports by Country 2006-20181
(Million Tons)
Importer	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018E
Argentina	-	-	0.3	0.7	1.3	3.2	3.4	4.7	4.8	4.3	3.8	3.4	3.0
Belgium	3.1	2.3	2.1	4.8	4.7	4.8	3.1	1.6	2.1	2.8	2.1	0.9	1.6
Brazil	-	-	-	0.3	2.0	0.8	2.5	4.1	5.8	5.2	2.2	1.6	2.0
Canada	-	-	-	0.7	1.5	2.4	1.3	0.8	0.6	0.5	0.2	0.3	0.4
Chile	-	-	-	0.5	2.2	2.8	3.0	3.0	2.8	3.1	3.1	3.3	3.6
China	0.7	2.8	3.2	5.6	9.3	12.1	14.6	18.3	19.8	19.1	26.2	38.2	53.9
Dom. Rep.	0.2	0.3	0.3	0.4	0.6	0.7	0.9	1.2	0.9	1.3	1.3	0.9	1.2
Egypt	-	-	-	-	-	-	-	-	-	2.8	0.6	6.2	2.5
France	10.1	9.5	9.2	9.5	10.2	10.6	7.5	6.4	5.4	4.8	7.0	7.4	7.8
Greece	0.4	0.6	0.7	0.5	0.9	0.9	0.7	0.5	0.4	0.3	0.0	1.3	1.5
India	5.8	7.3	7.9	9.2	8.9	12.5	15.0	12.8	13.8	15.9	16.5	18.7	22.3
Indonesia	-	-	-	-	-	-	0.7	1.0	1.6	2.0	2.0	2.6	2.0
Israel	-	-	-	-	-	-	-	0.4	0.3	0.4	0.0	0.5	0.0
Italy	2.3	1.8	1.1	2.1	6.6	6.4	5.2	3.7	3.5	4.3	4.1	6.0	5.6
Japan	59.8	64.8	67.3	62.7	68.2	78.1	86.7	87.0	88.0	86.2	83.3	83.6	82.9
Jordan	-	-	-	-	-	-	-	-	-	2.9	3.3	3.3	3.0
Kuwait	-	-	-	0.7	2.0	2.3	2.0	1.6	2.7	2.7	2.7	3.5	3.0
Lithuania	-	-	-	-	-	-	-	-	0.1	0.4	0.0	0.9	0.0
Malaysia	-	-	-	-	-	-	0.1	1.5	1.7	1.6	1.2	1.8	1.1
Mexico	0.7	1.6	2.6	2.6	4.2	3.0	3.5	5.7	6.8	5.2	4.3	4.8	4.2
Netherlands	-	-	-	-	-	0.6	0.6	0.6	0.4	0.4	1.1	0.8	1.0
Pakistan	-	-	-	-	-	-	-	-	-	1.1	2.9	4.6	6.0
Portugal	1.4	1.7	1.9	2.1	2.2	2.2	1.5	1.8	1.2	0.7	0.7	2.7	1.2
Puerto Rico	0.5	0.5	0.6	0.6	0.6	0.5	1.0	1.3	1.3	1.2	0.9	0.9	1.0
South Korea	24.9	25.1	26.7	25.1	32.4	36.0	35.9	39.6	37.3	31.9	32.1	37.8	44.0
Spain	17.8	17.7	21.0	19.7	20.1	17.6	14.7	10.9	11.5	9.5	9.6	12.1	10.0
Singapore	-	-	-	-	-	-	-	0.9	1.9	2.2	2.2	3.0	3.2
Taiwan	7.4	8.0	8.8	8.6	10.9	11.9	11.7	12.6	13.2	13.7	14.2	16.6	16.7
Thailand	-	-	-	-	-	0.7	1.0	1.5	1.4	2.6	3.1	3.8	4.4
Turkey	4.2	4.4	3.9	4.2	5.8	4.5	5.7	4.0	5.3	5.5	5.6	7.3	7.1
UAE	-	-	-	-	0.1	1.0	1.0	1.1	1.3	1.6	1.5	2.5	2.8
UK	2.6	1.1	0.8	7.5	13.6	18.5	10.0	6.8	6.1	9.4	7.7	4.9	6.6
USA	12.1	15.9	7.3	9.3	8.9	7.3	3.7	2.0	1.2	1.9	1.8	1.5	1.8
Africa											7.4
Other*	-	-	-	-	-	-	-	-	-	-	3.4	2.8	5.6
World Total	154.1	165.3	165.6	177.2	217.3	241.5	236.9	237.4	243.3	247.3	258.3	290.3	313.0

* Includes Colombia, Jamaica and Poland
(1) Provisional estimate
Source: Drewry

Further expansion of regasification and terminal import infrastructure, which is now underway, will support the continued growth in Chinese LNG imports. China is not different from the US in that China has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies, creating a demand for imported LNG. Monthly trends in LNG imports among Asian importers between January 2006 and January 2019 are shown in the chart below.
Asian LNG Imports: 2006-January 2019
(Million Tons)

Source: Drewry
International Trade in Natural Gas
Generally, a pipeline is the most economical way of transporting natural gas from a producer to a consumer, provided that the end users are not too distant from the natural gas reserves. However, for some areas, such as the Far East, the lack of an adequate pipeline infrastructure means that natural gas must be turned into a liquefied form (LNG), as this is the only economical and feasible way it can be transported over long distances. Additionally, sea transportation of LNG is a more flexible solution than pipeline as it can accommodate required changes in trade patterns that are economically or politically driven.
International trade in natural gas has grown more than 60% between 2006 and 2018, with the volume of LNG trade now being 2.0 times from what it was in 2006 and accounts for nearly one-third of total natural gas trade. As a result, LNG captured a growing share of international gas trade, primarily due to the diversification of consumers, flexibility among producers, cost-efficient transport and competitive gas prices.

World Natural Gas Trade 2006-20181
(Billion Cubic Meters)
(1) Provisional estimate
Source: Drewry
LNG Shipping Routes
Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2018, the principal trade routes for LNG shipping included Qatar to Europe (the United Kingdom, Italy and Spain), Qatar to Asia (India, Japan and South Korea), Australia to Asia (China, Japan and South Korea), and Malaysia to Japan. With the increase in the liquefaction projects in the US and Russia, more cargo will be exported from these countries to Europe and Asia. In recent years Russia’s LNG exports have increased substantially and with all three trains at Yamal LNG becoming operational the country’s LNG export are expected to grow further. Russia to Asia (Japan, South Korea, Taiwan and China) and Russia to Europe (France, Netherland, United Kingdom and Spain) are becoming other key LNG shipping routes.
One important result of the geographical shifts in LNG production and consumption is that demand for shipping services, expressed in terms of ton miles, has grown much faster than the underlying increases in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and the discharge port on each voyage. Over the last decade, demand for LNG shipping services, expressed in terms of ton miles, has increased at a compound average growth rate (CAGR) of 6.8%, compared with a 6.6% increase in the volume of cargo carried.

LNG Seaborne Trade 2006-20181
(1) Provisional estimate
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
Requirement for Ice Class Tonnage
The FSICR include technical requirements for hull and machinery scantlings as well as for the minimum propulsion power of ships. The hull of ice class vessels and the main propulsion machinery must be safe. The vessel must have sufficient power for safe operations in ice-covered waters. During the vessels’ normal operations, they encounter various ice interaction loadings, which calls for strengthened hull structures.
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
Ice Class LNG Fleet
The number of ships in the international LNG fleet with an ice class standard is very low. As of January 2019, there were only 26 LNG carriers with Ice Class 1A and Ice-Class 1A Super Standard in operation and seven vessels (which includes two LNG bunkering vessel) on order.
Northern Sea Route (NSR)
Currently, cargo flows through the NSR are dominated by oil, gas and mineral exports, particularly coal and ore. Demand for shipping for these commodities in the region has been increasing in recent years, driven by several key factors, including:
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

Hammerfest, Norway
Tobata, Japan
Northern Sea route - 6,800 miles
Alternate route - 12,000 miles

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

Source: Drewry, Centre for High North Logistics

In early 2017, the most suitable LNG terminal on the NSR for loading LNG for transport to the Far East was located in Northern Norway. The distance from Norway to Japan through the NSR is approximately 45% shorter than traditional shipping routes through the Suez Canal. The Arctic route allows ships to save time, fuel, and cut back on environmental emissions.
Russia began production at the first train of the Yamal LNG project in December 2017, while the second and third train of the project began production in July 2018 and November 2018, respectively. The Yamal project (located in remote northern Russia, above the Arctic Circle) added 16.5 million tons of LNG to the global supply. In December 2018, Yamal LNG offloaded its one hundredth LNG cargo since the beginning of the first train of the project in December 2017. With the offloading of 136th cargo in the first week of February 2019, the project has shipped 10 million tons of LNG since the commencement of operations in December 2017. Drewry expects that increased Russian LNG exports will indirectly reduce demand for conventional LNG vessels because the transportation from Yamal to Asian and European countries will require a specialized category of ice-breaker LNG carriers capable of taking the shorter Arctic route. Additionally, the price competitiveness of Russian LNG compared with that of the US is likely to boost Russian exports.
Russia will be able to deliver LNG at a lower price than most of its competitors due to the low feedstock cost of the world’s most complex LNG project and the introduction of a shorter shipping route. Furthermore, the project has benefitted from the Russian government’s support, including a 12-year exemption from mineral extraction tax, no export taxes on LNG, and government-subsidized construction of the port of Sabetta.
Special Ice-Class LNG vessels will be required to pass the NSR via the Bering Strait, which will enable vessels to reach Asia in 15 days, while the conventional route via the Suez Canal takes 30 days. This, in turn, will benefit importers by reducing voyage time and transportation expenses.
In general, ships below 1A Ice-Class will not be allowed to trade on NSR, which provides an advantage to vessel owners with ice class tonnage. Furthermore, vessel owners/operators with experience of operating in ice conditions will have a competitive advantage over the traditional operators that make occasional voyages into the region during the winter months.
The LNG Fleet
LNG carriers are specialist vessels designed to transport LNG between liquefaction facilities and import terminals. They are double-hulled vessels with sophisticated containment systems that hold and insulate LNG to maintain it in liquid form. Any LNG that evaporates during the voyage and converts to a natural gas (normally referred to as boil-off) can be used as fuel to help propel the ship.
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

LNG Fleet
The cargo capacity of an LNG carrier is measured in cbm. As of April 10, 2019, the worldwide fleet totaled 563 ships with a combined capacity of 80.0 million cbm. The breakdown of the fleet by vessel size is shown below.
The LNG Fleet by Vessel Size: April 10, 2019
Size	No.	000 Cbm
0-17,999 cbm	50	314
18-49,999 cbm	17	418
50-74,999 cbm	4	278
75-124,999 cbm	3	255
125-149,999 cbm	204	28,489
150-199,999 cbm	240	39,873
200-219,999 cbm	31	6,608
220,000+ cbm	14	3,727
Total	563	79,963

Source: Drewry
Within the current worldwide fleet, there are only 26 vessels with ice class certification and these vessels account for close to 4.6% of the global LNG fleet. These ships are a niche part of the market and command a premium over the freight rates of non-ice class vessels.
The age profile of the existing fleet as of April 10, 2019, is shown below. The average age of all LNG carriers in service is 12.2 years, with lower fleet ages for comparatively bigger vessels and smaller vessels. Whereas, mid-sized vessels are relatively older.
LNG Fleet Age Profile: April 10, 2019
Size Range in CBM	Average Age (Years)
0-18,000	9.7
18-50,000	8.7
50-75,000	16.7
75-125,000	20.6
125-150,000	17.6
150-200,000	4.2
200-220,000	10.5
220,000+	9.8
Average Age -Total Fleet	12.2

Source: Drewry
Due to high-quality construction and in most cases, high-quality maintenance, LNG carriers tend to have longer trading lives than oil tankers. It is not unusual to see ships older than 35 years still in service. However, older ships may find it harder to find employment. Ships built before 1990 will likely be replaced in the near future.

The rapid growth of the LNG fleet during 2007-2012 can be attributed to higher LNG trade growth in these years. LNG fleet deliveries over last six years are shown below.
LNG Fleet Delivery: 2013-March 2019

10,000
8,000
6,000
4,000
2,000
0
60
50
40
30
20
10
0
2013
2014
2015
2016
2017
2018
Jan-19
Fleet delivered 000 cbm (Left axis)
Number of vessels delivered (Right axis)

Source: Drewry, Note – YTD 2019 deliverables include deliveries between Jan and March 2019
LNG Shipping Arrangements
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
Most end users of LNG are utility companies, power stations or petrochemical producers with operations that depend on reliable and uninterrupted deliveries of LNG. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and time charters of four years or less have become a feature of the market in recent years. However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term “spot trade” refers to a single voyage, which is arranged at a short notice. In the LNG market, the term “spot trade” refers to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months. With changing global LNG market the vessel owners are gradually increasing their exposure to spot trade. Earlier shipowners used to employ more than 85% of their fleet on long-term charters and 10 to 15% of the fleet used to operate in spot trade. However, short term LNG trade data for last ten years indicates that with increasing imports of China from the spot market and taking advantage of the rate spike in winters and other market imbalances, shipowners have increased the sport market exposure in the range of 25 to 30%.

Short-term LNG trade 2008-2018
Source: Drewry
Spot earnings for LNG ships
Spot rates for LNG vessels were at its peak in 2012 following the Fukushima nuclear disaster of March 2011 in Japan. The disaster compelled Japan to adopt LNG more actively in lieu of nuclear power. The spot rates reached their lowest in 2016 as the demand slowed down. In 2018, the spot rates increased steadily despite strong newbuild deliveries. The strengthening in spot earnings of LNG ships was facilitated by a demand driven market in which demand for LNG vessels has outpaced the supply growth in world LNG fleet. Spot rates have softened in the first three months of 2019 on account of low seasonal demand and high vessel availability.

Spot rate for LNG ships January 2012–March 2019
(US $ per day)
Source: Drewry
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

LNG Carrier Newbuilding Prices: 2006-March 2019
(End Period - US $ Million)

240
220
200
180
160
140
120
100
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Jan-19
DFDE (170,000 cbm)

Source: Drewry
Prices for larger sized LNG carriers of 210,000-220,000 cbm were around $215 million when they were first ordered in late 2004 and increased to $235 million in the summer of 2005.
Newbuilding prices reached an all-time high mark of $250 million around mid-2008, influenced by a number of factors, including the declining dollar exchange rate, easy availability of finance, high steel prices, and tight shipbuilding capacity. However, newbuilding prices fell in the period between 2008 and 2011 due to a reduction in newbuilding orders. The newbuilding price for an LNG carrier increased marginally by 2% from $202 million in 2011 to $206 million in 2015. However, the newbuilding price dropped by 7.7% in 2016 due to weak freight rates and the resulting oversupply in the market, and continued to drop in 2017. However, the price inched up marginally by 1.4% on account of increased ordering activity in 2018. In March 2019, the newbuilding price for a 170,000 cbm ship was $186.5 million.
Secondhand Prices
Secondhand sale and purchase transactions of LNG vessels are limited in number. Secondhand prices of a five year old 150,000cbm LNG vessels declined 5.4% in 2017 following a 7.9% decline earlier in 2016. Secondhand prices of these vessels further dropped by 5.1% in 2018 and in March 2019 these vessels were changing hands at $149 million.

LNG Carrier Secondhand Prices: January 2015 - March 2019
(Monthly - US $ Million)

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
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and the amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  We believe that each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.
Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force.  The 2010 HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including liquefied gases.  The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund to use when the insurance is insufficient to satisfy a claim or does not cover the incident.  Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights (“SDR”).  If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR.  Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR.  The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code will be mandatory under SOLAS through the adopted amendments. The IGF Code and the amendments to SOLAS became effective January 1, 2017.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all of our vessels are currently compliant in all material respects with these regulations.
The MEPC entered into force in July 2010 and adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulphur on ships were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation.  At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx, which are produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels, but that possibility cannot be eliminated.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”),our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention.  The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70.  At MEPC 71, the schedule  regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard between September 8, 2019, and September 8, 2024. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The U.S. for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this Annual Report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone  around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA and CERCLA may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause environmental hazards. Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
i.	injury to, destruction or loss of, or loss of use of natural resources and related assessment costs;
ii.	injury to, or economic losses resulting from, the destruction of real and personal property;
iii.	loss of subsistence use of natural resources that are injured, destroyed or lost;
iv.	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
v.	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
vi.
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311(c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply with and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.”  The effect of this proposal on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The MEPC 73 implemented the new lower 0.50% limit on sulphur in ships’ fuel oil which will be in force from January 1, 2020, under IMO’s MARPOL treaty, with benefits for the environment and human health. The new lower limit will be applicable globally - while in designated emission control areas (ECAs), the limit will remain even lower, at 0.10%. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.   Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
International Labour Organization
The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S.  Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the  USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example,
•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel’s hull;
•
a continuous synopsis record kept onboard showing a vessel’s history including, the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies , the IACS. The IACS has adopted harmonized Common Structural Rules , or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. The agreed deductible on each vessel averages $250,000.
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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo,  claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Association that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claims records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

C.	ORGANIZATIONAL STRUCTURE
We were formed on May 30, 2013 as a Marshall Islands limited partnership for the purpose of owning, operating, and acquiring LNG carriers and other business activities incidental thereto. We own (i) a 100% limited partner interest in Dynagas Operating LP, which owns a 100% interest in our Fleet through intermediate holding companies and (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands and Republic of Malta.
Please see Exhibit 8.1 to this Annual Report for a list of our current subsidiaries.
D.	PROPERTY, PLANT AND EQUIPMENT
For a description of our Fleet, please see “Item 4. Information on the Partnership—B. Business Overview—Our Fleet.”
We do not own any real property.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” and the accompanying audited consolidated financial statements and the related notes included in “Item 18. Financial Statements” of this Annual Report. Amounts relating to percentage variations in period—on—period comparisons shown in this section are derived from the actual numbers in our books and records. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. See “Item 3. Key Information—D. Risk Factors” and the section entitled “Forward-Looking Statements” at the beginning of this Annual Report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.
A.	RESULTS OF OPERATIONS
Overview
We are a growth-oriented limited partnership focused on owning and operating LNG carriers.  As of the date of this Annual Report, all six vessels in our Fleet vessels are contracted to multi-year time charters, which we define as charters with initial terms of two years or more, with international energy companies, including Gazprom, Equinor and Yamal, providing us with the benefits of stable cash flows and high utilization rates.  We believe that we are well regarded by our charterers for our expertise and history of safety in conducting our operations. We intend to leverage our reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in the transportation of energy or other energy-related projects, including floating storage regasification units, floating power plants, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth.

Principal Factors Affecting Our Results of Operations
The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:
•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•
Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this Annual Report, apart from the Lena River, (which is currently employed under a charter with an earliest charter expiration of June 2019 and latest charter expiration of February 2020 after the conclusion of which the vessel will be employed under a 15-year contract with Yamal), all the vessels in our Fleet are employed under multi-year time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

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

•	Our ability to exercise the options to purchase the Additional Optional Vessels;
•	The timely delivery of the vessels we may acquire in the future;
•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterer’s obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our management agreements;
•	Our ability to obtain acceptable debt financing to fund our capital commitments;
•	The ability of our Sponsor to fund its capital commitments and take delivery of the Additional Optional Vessels under construction;
•	The supply and demand relationship for LNG shipping services;

•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer’s requirements;
•
Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense, our debt amortizations levels and the timing of required principal installments;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer’s right for early termination of the charters under certain circumstances;
•	Performance of our counterparties, which are limited in number, including our charterer’s ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.
The following table illustrates our ownership days, Available Days, Revenue Earning Days, Time Charter Equivalent (or TCE) rate, daily operating expenses and Fleet Utilization for the periods presented:
	Year Ended December 31,
(expressed in United states dollars except for operational data)	2018	2017	2016
Ownership days	2,190.0	2,190.0	2,196.0
Available Days (1)	2,144.7	2,140.3	2,196.0
Revenue Earning Days (2)	2,139.5	2,089.1	2,195.8
Time Charter Equivalent (1)	$57,972	$63,249	$75,997
Daily operating expenses	$11,435	$12,359	$12,045
Fleet Utilization (1)	100%	98%	100%

(1) For these definitions see Important Financial and Operational Terms and Concepts and “Item 3. Key information—A. Selected Financial Data”
(2) Revenue Earning Days are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period.
See “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Voyage Revenues. Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of Revenue Earning Days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire.
Off-hire (Including Commercial Waiting Time). When a vessel is “off-hire”—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled dry-docking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting or positioning for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 120 days.
Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses and agency fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on charters with initial terms of less than two years due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. These commissions do not include the fees we pay to our Manager, which are described below under “—Management Fees.”
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
Fleet utilization. We calculate fleet utilization by dividing the number of our Revenue Earning Days by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.
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
Dry-docking. We must periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we mandatorily dry-dock our vessels every 60 months until the vessel is 15 years old. If a vessel is less than 15 years old, an “in water survey in lieu of dry-dock” can take place in between the two special surveys, which statutorily must occur every five years. For vessels that are 15 years or older, dry-docking takes place every 30 months as required for the renewal of certifications required by classification societies, or, subject to special considerations, an “in water survey in lieu of dry-dock” can take place between the two special surveys. Special survey and dry-docking costs (consisting of direct costs, including shipyard costs, paints and class renewal expense, and peripheral costs, including spare parts, service engineer attendance) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. The three steam turbine vessels in our Fleet completed their most recent scheduled special survey and dry-docking repairs in 2017. The scheduled special survey and dry-docking repairs for the three TDFE propulsion system vessels in our Fleet occurred in 2018.
Depreciation. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of the LNG carriers in our Fleet to be 35 years from their initial delivery from the shipyard, consistent with LNG industry practice. Vessel residual value is estimated based on historical market trends and represents Management’s best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry; however they required more discretion since there is a lack of historical references in scrap prices of similar types of vessels.
Interest and Finance Costs. We incur interest expense on outstanding indebtedness under our existing debt agreements which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing debt agreements, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities, please see “—B. Liquidity and Capital Resources—Our Borrowing Activities.”
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
Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments in the application of our accounting policies that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Actual results may differ from these estimates under different assumptions and conditions.
Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included under “Item 18. Financial Statements” of this Annual Report.
Voyage Revenues and related expenses
Revenues are generated from time charter agreements, which contain a lease as they meet the criteria of a lease under ASC 842. Certain of our time charters provide for variable lease payments, charterers' option to extend the lease terms, termination clauses and charterers' option to purchase the underlying assets. Each lease term is assessed at the inception of such lease. Under our time charter agreements, the charterer pays a specified daily charter hire rate for the use of the vessel. Additionally, we pay for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses.
We, as lessor, have elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as we have assessed that more value is ascribed to the vessel rather than to the services provided under our time charter agreements.
Our voyage revenues are recognized on a straight line basis at the average minimum lease revenue over the rental periods of such charter agreements, as service is performed. Revenues generated from variable lease payments are recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur.
Apart from the agreed hire rate, we may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of our expenses and is recognized together with the lease component over the duration of the charter. We have made an accounting policy election to recognize the related ballast costs, which mainly consisting of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortized over the charter period. Voyage expenses, primarily consist of commissions which are paid by us as well as port, canal and bunker expenses that are unique to a particular charter and which are paid by the charterer under the time charter arrangements or by us during periods of off-hire. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Intangible assets/liabilities related to time charter acquired
Where we identify any assets or liabilities associated with the acquisition of a vessel, we record all such identified assets or liabilities at fair value, determined by reference to market data. The amount to be recorded as an asset or liability at the date of vessel acquisition is determined by comparing the existing charter rate in the acquired time charter agreement with the market rates for equivalent time charter agreements prevailing at the time the vessel is acquired.  When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets and liabilities, respectively, are amortized as an adjustment to revenues, over the remaining term of the assumed time charter and are classified as non-current asset/ liability in the consolidated balance sheets. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.
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
We depreciate the original cost, less an estimated residual value, of our LNG carriers on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices tend to fluctuate with changes in hire rates and the cost of newbuilds. Both hire rates and newbuild costs tend to be cyclical in nature.
We review vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated charter rate for the unfixed days. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Historically, there was no impairment loss recorded in any of the six vessels in our Fleet.
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

Depreciation on our LNG carriers is calculated using an estimated useful life of 35 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our LNG carriers takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated hire rates are based on rates under existing vessel charters and an estimated charter rate for the unfixed periods. Our estimates of vessel utilization, including estimated off-hire time are based on historical experience of trading our vessels and our projections of future chartering prospects. Our estimates of operating expenses and dry-docking expenditures are based on our historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are based on our estimation over our vessels sale price at the end of their useful life, being a product of a vessel’s lightweight tonnage and an estimated scrap rate and the estimated resale price of certain equipment and material. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.
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
The table set forth below indicates the carrying value of each of our vessels as of December 31, 2018 and 2017.
			Carrying Value (in millions of US dollars)
Vessel	Capacity (cbm)	Year Built/ Purchased	December 31, 2018	December 31, 2017
Clean Energy	149,700	2007	$125.1	$129.6
Ob River	149,700	2007	125.3	129.7
Amur River	149,700	2008	134.8	139.5
Arctic Aurora	155,000	2014	185.6	191.0
Yenisei River	155,000	2014	174.0	179.0
Lena River	155,000	2015	202.6	208.5
TOTAL	914,100		$947.4	$977.3

As of December 31, 2018, we did not identify any events and circumstances indicating potential impairment to the carrying value of our long-lived assets. As such, we were not required and did not perform an impairment test. As of December 31, 2017, we tested two of the vessels in our Fleet for potential impairment.  In assessing the recoverability of our vessels’ carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized. We refer you to the risk factor entitled “Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss” and the discussion herein under the heading “Item 3. Key Information—D. Risk Factors —Risks relating to our Partnership.”
Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected, would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:
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
Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values. Management estimates residual value of our vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT per LNG carrier, which represents our estimate of the market value of the ship at the end of its useful life. Useful economic live of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard.  A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.
Recent Accounting Pronouncements
For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this Annual Report.
Results of Operations
Year ended December 31, 2018 compared to the year ended December 31, 2017
Voyage Revenues.  Voyage revenues decreased by $11.9 million, or 8.5%, to $127.1 in the year ended December 31, 2018, compared to $139.0 million for the year ended December 31, 2017.
This decrease was primarily due to:
(i)
the lower revenues earned on the Arctic Aurora, which, on August 2, 2018, rolled-over into a new charter with Equinor (which was in direct continuation of its previous charter contract with Equinor) at a lower charter rate;

(ii)
the lower revenues earned on the Lena River, which concluded employment under its five-year legacy charter with Gazprom in October 2018 and after completion of its scheduled special survey and dry-docking, was subsequently delivered into a multi-month charter with a major energy company at a lower charter rate.

(iii)
the lower revenues earned on the Ob River, which concluded employment under its legacy multi-year charter contract with Gazprom in April 2018 and subsequently began employment  under a ten-year charter party with an entity, which is part of the wider Gazprom group of companies, at a lower charter rate.

Voyage Expenses—including related party.  In the year ended December 31, 2018, voyage expenses decreased to $2.8 million, compared to $3.6 million for the year ended December 31, 2017, representing a decrease of $0.8 million or 22.6%.This decrease in voyage expenses is mainly due to the increased bunker consumption on the Clean Energy that had 43.8 non-revenue earning days in the year ended December 31, 2017, whereas, the vessel was 99.9% utilized in the year ended December 31, 2018, and, as a result, no bunker consumption expenses were incurred in the current year.
Vessels’ Operating Expenses. Vessel operating expenses decreased by 7.5%, or $2.1 million, to $25.0 million during the year ended December 31, 2018, from $27.1 million during the year ended December 31, 2017. Our daily operating expenses, decreased from $12,359 for the year ended December 31, 2017 to $11,435 for the year ended December 31, 2018. This decrease is primarily associated with crewing and technical efficiencies achieved during the year ended December 31, 2018, as compared to the year ended December 31, 2017.
Dry-docking and special survey costs.  Dry-docking and special survey costs amounted to $7.4 million for the year ended December 31, 2018 as compared to $6.2 million incurred in the same period in 2017.  The three TFDE vessels in our Fleet, the Arctic Aurora, the Yenisei River and the Lena River completed their scheduled special survey and dry-dock in the second, third and fourth quarters of 2018, respectively. During the corresponding period of 2017, we dry-docked the three steam turbine vessels in our Fleet, the Clean Energy, the Ob River and the Amur River.
General and administrative expenses—including related party. General and administrative expenses increased by 31%, or $0.5 million, to $2.2 million during the year ended December 31, 2018, from $1.7 million during the year ended December 31, 2017. This increase of general and administrative expenses is mainly associated with increased legal, consultancy and audit costs incurred during the year as part of our recurring business. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.
Management Fees. We incurred an aggregate of $6.3 million, or $2,898 per LNG carrier per day in management fees for the year ended December 31, 2018, compared to an aggregate of $6.2 million, or $2,814 per LNG carrier per day in management fees for the year ended December 31, 2017. The 3%, or $0.1 million, increase in management fees is consistent with the annual 3% increase in daily management fees pursuant to our Management Agreements.
Depreciation. Depreciation expense remained similar for the year ended December 31, 2018, compared to that for the corresponding period in 2017. Depreciation expense amounted to $30.3 million during both the periods ended December 31, 2018 and 2017.
Interest and Finance Costs. Interest and finance costs increased by 9.1%, to $50.5 million, during the year ended December 31, 2018, from $46.3 million during the year ended December 31, 2017. The increase in period interest and finance costs was predominantly due to the increase in the weighted average interest in the period ended December 31, 2018 (as the weighted average interest rate increased to 6.4% in 2018 compared to 5.4% in 2017), which mainly affected the debt service costs associated with the Term Loan B.
Year ended December 31, 2017 compared to the year ended December 31, 2016
Voyage Revenues. Voyage revenues decreased by $30.9 million, or 18.2%, to $139.0 million in the year ended December 31, 2017, compared to $169.9 million for the year ended December 31, 2016.
This decrease was primarily due to:
(i) the lower charter rate earned and the lower utilization achieved for the Clean Energy while trading in the spot market after its delivery from Shell and the conclusion of its scheduled dry-dock and special-survey repairs in the second quarter of 2017 in comparison to the corresponding period of 2016 during which the vessel was fully utilized with Shell at significantly higher rate;

(ii) the charter hire reductions on the Yenisei River and the Lena River charters with Gazprom, with effect from November 2016, in exchange for entering into a time charter contract with Gazprom for the employment of the Clean Energy for a firm period of seven years and nine months; and
(iii) the anticipated off hire periods for the Clean Energy, the Ob River and the Amur River relating to the scheduled dry-dock of these vessels in 2017, during which periods we earned no revenues (as opposed to no off-hire days in 2016).
Voyage Expenses—including related party. In the year ended December 31, 2017, voyage expenses increased to $3.6 million, compared to $3.0 million for the year ended December 31, 2016, representing an increase of $0.6 million or 22.2%.
This increase in voyage expenses was associated with bunkers consumed during:
(i) the scheduled dry-dock periods for the three steam turbine vessels in our Fleet that were completed in 2017, as discussed above;
(ii) idle and repositioning periods for the Clean Energy during 2017 during which periods the cost of bunkers is borne by us; and
(iii) the short off hire periods of the Yenisei River in the first quarter of 2017 and the Ob River in the second quarter of 2017.
Vessels’ Operating Expenses. Vessel operating expenses increased by 2.3%, or $0.6 million, to $27.1 million during the year ended December 31, 2017, from $26.5 million during the year ended December 31, 2016. Our daily operating expenses, increased from $12,045 for the year ended December 31, 2016 to $12,359 for the year ended December 31, 2017. This increase is primarily associated with anticipated and unanticipated repair and maintenance costs incurred on our TFDE vessels and other minor non-frequent operating expenditures incurred with respect to our three steam turbine vessels which were dry-docked in 2017.
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

This increase is predominantly due to:
(i) the increase in weighted average interest in the year ended December 31, 2017, as compared to the corresponding period of 2016 (weighted average interest rate of 5.4% in 2017 compared to 4.4% in 2016), which was mainly attributable to increased debt service costs associated with the Term Loan B facility that we entered into on May 18, 2017;
(ii) the $2.6 million deferred loan fees write-off associated with the prior indebtedness refinanced with the proceeds of the Term Loan B and the increase by $0.8 million in period deferred finance fees amortization due to our entering into the Term Loan B; and
(iii) other finance costs incurred in connection with the repaid bank loans following the refinancing of our bank debt in May 2017 as a part of the Term Loan B.
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
For the year ended December 31, 2018, our principal sources of funds were our operating cash flows and the proceeds from the issuance of our Series B Preferred Units. In accordance with our Partnership Agreement, we are required to distribute all of our available cash to unitholders each quarter, subject to the broad discretion of our Board of Directors to establish reserves and other limitations. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.
Our short-term liquidity requirements are primarily the servicing of our debt which in 2019 includes the full repayment of the $250 million Term Loan B on October 30, 2019 and, funding of the necessary working capital, including vessel operating expenses and payments under our management agreements.
Our long-term liquidity requirements relate primarily to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.
In accordance with our business strategy, other liquidity needs may relate to funding potential investments and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held in U.S. dollars. We have not made use of derivative instruments in any of the periods presented in the financial statements accompanying this Annual Report.
Cash
As of December 31, 2018, we reported cash of $109.9 million (including free cash liquidity requirements imposed by our 2019 Notes) which represented an increase of $42.5 million, or 62.9%, compared to $67.5 million, including minimum cash liquidity requirements imposed by our lenders, as of December 31, 2017.

Working capital position
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2018, we had a working capital deficit of $159.8 million as compared to the working capital surplus of $47.5 million as of December 31, 2017, which is the result of the current maturity of our $250 million 2019 Notes. We estimate that available cash and cash expected to be generated from operating activities will not be sufficient to repay the 2019 Notes in full when they become due on October 30, 2019. The above conditions raise substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has issued their opinion with an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.
On October 23, 2018, we concluded a $55.0 million underwritten public offering of 2.2 million 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units”) which may be used to partially repay the 2019 Notes. We are actively exploring several capital raising alternatives which may include incurring additional debt, issuing, in public or private transactions, additional secured or unsecured debt, debt securities, equity securities, entering into other refinancing transactions or a combination of the foregoing.
We believe that we will receive the additional financing we require and therefore our consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern.
Our Borrowing Activities
As of December 31, 2018, we had $722.8 million of indebtedness outstanding under our debt agreements (discussed below) and had access to $30.0 million of available borrowing capacity under our $30 million Sponsor facility. As of December 31, 2018, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.
$30 Million Revolving Credit Facility
On November 18, 2013, concurrently with the consummation of our IPO, we entered into an interest free $30.0 million revolving credit facility with our Sponsor, with an original term of five years from the closing date, to be used for general partnership purposes. No amounts have been drawn under the facility since 2013 (amounts drawn in 2013 were fully repaid in early 2014). On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility.
Senior Unsecured Notes due 2019
On September 15, 2014, we issued $250.0 million aggregate principal amount of our 6.25% Senior Unsecured Notes due 2019, or our 2019 Notes.  The Notes mature on October 30, 2019 and bear interest at the rate of 6.25% per year, payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing on October 30, 2014.  The 2019 Notes are senior unsecured obligations that rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt.  The 2019 Notes effectively rank junior to our existing and future secured debt, to the extent of the value of the assets securing such debt as well as to existing and future debt and other liabilities of our subsidiaries. The 2019 Notes were issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The 2019 Notes are listed on the NYSE under the symbol “DLNG 19.” The net proceeds of the 2019 Notes were used to finance the majority of the purchase price of the Yenisei River.
If a Change of Control (as defined in the Indenture for the 2019 Notes) occurs, holders of the 2019 Notes have the right, at their option, to require us to purchase any or all of such holders’ 2019 Notes at a purchase price of 101% of the principal amount of the 2019 Notes to be purchased, plus accrued and unpaid interest.
The indenture governing the 2019 Notes requires us to maintain a certain level of minimum net worth, meaning our total assets, less intangible assets less our total borrowings. In addition, we are required to, at any time during the term of the 2019 Notes to maintain aggregate free liquidity of at least $20.0 million.

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
Term Loan B
On May 18, 2017, pursuant to the terms of a credit agreement, Arctic LNG Carriers Ltd. and Dynagas Finance LLC, our wholly-owned subsidiaries, as co-borrowers, entered into the $480.0 Million Term Loan B.  The net proceeds of the Term Loan B were used to refinance and repay in full the indebtedness outstanding under the Partnership’s then existing $340 million credit facility and the $200 million term loan facility, in an aggregate amount of $464.4 million and to pay $12.6 million of fees and expenses related to the transaction. The Term Loan B bears interest at LIBOR plus a margin and provides for 0.25% quarterly amortization on the principal and a bullet payment at maturity, in May 2023. The Term Loan B is secured by, among other, first priority mortgages on the six vessels in our Fleet, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and pledges on certain deposit accounts of Arctic LNG and its vessel owning subsidiaries and is guaranteed by the Partnership, certain of the Partnership’s subsidiaries and the vessel-owning subsidiaries of Arctic LNG. Following the Term Loan B refinancing transaction our minimum liquidity requirements elapsed and, as of the date of this Annual Report, all of our cash remains unrestricted in nature.
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
The credit agreement governing the Term Loan B requires maintenance of:
•
a maximum loan to value ratio of the aggregate principal amount of the Term Loan B to the fair market value of the collateral vessels, based on the average of the “charter-free” appraised values from two specified appraisers as of a certain date;

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
Cash Flows
The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2018, 2017 and 2016:
	Year Ended December 31,
(Amounts in thousands of Dollars)	2018	2017	2016
Net cash provided by operating activities	$42,994	$59,339	$103,618
Net cash used in investing activities	(409)	—	(37,472)
Net cash used in financing activities	(132)	(74,470)	(32,844)
Cash and cash equivalents and restricted cash at beginning of year	67,464	82,595	49,293
Cash and cash equivalents and restricted cash at end of year	$109,917	$67,464	$82,595

Net Cash Provided by Operating Activities
Net cash provided by operating activities decreased by $16.3 million, or 27.5%, to $43.0 million for the year ended December 31, 2018, compared to $59.3 million for the year ended December 31, 2017. This decrease was directly correlated with:
(i)	the decrease in voyage revenues as discussed in “Item 5. Operating and Financial Review and Prospects”; and
(ii)	increase in interest and finance costs, as also discussed in “Item 5. Operating and Financial Review and Prospects.”
Net cash provided by operating activities decreased by $44.3 million, or 42.7%, to $59.3 million for the year ended December 31, 2017, compared to $103.6 million for the year ended December 31, 2016. This decrease in cash from operating activities was exclusively attributable to the decrease in period net income primarily due to the factors below:
(i)	the decrease in voyage revenues discussed in “Item 5. Operating and Financial Review and Prospects—A. Results of Operations”, above.
(ii)	the increase in debt service and other finance costs resultant to our entering to the Term Loan B transaction, and
(iii)
the $6.2 million costs incurred in relation with the three steam turbine vessels in our Fleet that were dry-docked in 2017. The decrease was partially offset by positive cash movement in working capital accounts between the compared periods.

Net Cash Used in Investing Activities
Net cash used in investing activities in the year ended December 31, 2018 was $0.4 million.
No cash was used in investing activities in the year ended December 31, 2017.
Net cash used in investing activities of $37.5 million as of December 31, 2016, relates to (i) $35.0 million of residual unsettled amounts related to the Lena River acquisition and (ii) $2.5 million associated with other capital expenditures related to our Fleet within the normal course of business.
Net Cash Used in Financing Activities
Net cash used in financing activities of $0.1 million for the year ended December 31, 2018 consisted of (i) distributions paid to our limited partners and preferred unitholders during the period of $48.4 million (see “Distributions” below) and (ii) payment of $4.8 million of regular principal installments under our refinanced secured bank facilities and the Term Loan B, which were offset by the $53.1 million net proceeds from our new 2.2 million 8.75% Series B Preferred Units, at a liquidation preference of $25.00 per unit.
Net cash used in financing activities of $74.5 million for the year ended December 31, 2017 consisted of (i) distributions paid to our limited partners and preferred unitholders during the period of $66.9 million (see “Distributions” below), (ii) payment of $10.5 million of regular principal installments under our refinanced secured bank facilities and the Term Loan B, and (iii) payment of $0.1 million in securities registration and other filing costs, which were offset by the $480.0 million gross proceeds from our new Term Loan B facility entered into in May 2017 that were to a great extent used to refinance and repay in full our existing bank loans in an aggregate amount of $464.4 million and pay transaction costs and expenses of $12.6 million.
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
On October 18, 2016, we paid a cash distribution for the third quarter of 2016 of $0.4225 per unit to all common and subordinated unitholders of record as of October 11, 2016.

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
On May 3, 2018, we paid a cash distribution for the first quarter of 2018 of $0.25 per unit to all common unitholders of record as of April 26, 2018.
On July 19, 2018, we paid a cash distribution for the second quarter of 2018 of $0.25 per unit to all common unitholders of record as of July 12, 2018.
On October 26, 2018, we paid a cash distribution for the third quarter of 2018 of $0.25 per unit to all common unitholders of record as of October 19, 2018.
On January 25, 2019, we announced a reduction in cash distribution to $0.0625 per unit to all common unitholders from $0.25 per common unit in prior quarters, which was paid on February 14, 2019, to all common unitholders of record as of February 7, 2019. The level of future cash distribution to common unitholders may be further reduced or eliminated by our Board of Directors.
On April 22, 2019, we declared a cash distribution for the first quarter of 2019 of $0.0625 per unit to all common unitholders of record as of May 3, 2019, which is expected to be paid on May 10, 2019.
See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy.”
Distributions on Series A Preferred Units
On February 12, 2016, we paid a cash distribution for the period from November 12, 2016 to February 11, 2016 of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2016.
On May 12, 2016, we paid a cash distribution for the period from February 12, 2016 to May 11, 2016 of $0.5625 per unit to all Series A Preferred unitholders of record as of May 5, 2016.
On August 12, 2016, we paid a cash distribution for the period from May 12, 2016 to August 11, 2016 of $0.5625 per unit to all Series A Preferred unitholders of record as of August 5, 2016.
On November 12, 2016, we paid a cash distribution for the period from August 12, 2016 to November 11, 2016 of $0.5625 per unit to all Series A Preferred unitholders of record as of November 5, 2016.
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
On February 12, 2018, we paid a cash distribution for the period from November 12, 2017 to February 11, 2018, of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2018.
On May 14, 2018, we paid a cash distribution for the period from February 12, 2018 to May 11, 2018, of $0.5625 per unit to all Series A Preferred unitholders of record as of May 5, 2018.
On August 13, 2018, we paid a cash distribution for the period from May 12, 2018 to August 11, 2018, of $0.5625 per unit to all Series A Preferred unitholders of record as of August 5, 2018.
On November 12, 2018, we paid a cash distribution for the period from August 12, 2018 to November 11, 2018, of $0.5625 per unit to all Series A Preferred unitholders of record as of November 5, 2018.
On February 12, 2019, we paid a cash distribution for the period from November 12, 2018 to February 11, 2019 of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2019.

Distributions on Series B Preferred Units
On February 22, 2019, we paid a cash distribution for the period from October 23, 2018 to February 21, 2019 of $0.7231 per unit to all Series B Preferred unitholders of record as of February 15, 2019.

General Partner Distributions
During the years ended December 31, 2018, 2017 and 2016 we paid our General Partner and holder of the incentive distribution rights in the Partnership, an aggregate amount of $59,000, $129,000 and $127,000 respectively.
The declaration and payment of distributions, if any, is always subject to the discretion of our Board of Directors. We may reduce or eliminate our cash distributions relating to our on our common units or preferred units at any time in our sole discretion.”
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
Charter rates for LNG vessels started declining from 2013 as the supply increased more than the increase in demand. Global liquefaction capacity grew marginally with only Angola LNG plant becoming operational in 2013. The trend continued in 2014 to 2017 as additional tonnage negated the effect of new liquefaction plants coming online. The impact of excess vessel supply caused by the delivery of 28, 27, 28 and 24 vessels in 2014, 2015, 2016 and 2017 respectively showed on spot rates, which fell sharply. Low crude oil prices intensified the challenges in the LNG shipping market as it delayed the completion of liquefaction projects. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan a switch back to nuclear power. Towards the end of 2017, a surge in the Chinese LNG imports, due to a switch from coal to gas for heating purposes, helped the LNG freight rates recover sharply. In 2018, average spot LNG charter rates were more than double of 2017 mainly driven by the vessel shortage as Asian LNG imports surged.

Accordingly, short-term rates (one to three years) for a Dual Fuel Diesel Electric (DFDE) LNG vessels plunged from $70,000 per day in 2014 to $31,000 per day in 2016 and $ 37,000 per day in 2017. In 2018, short-term rates or multi-month booking rates picked up and averaged $74,500 per day due to vessel unavailability. Long-term rates (in excess of eight years) for DFDE vessels in 2017 were $70,000 per day unchanged from 2016 but lower than the $ 82,000 per day in 2014. Long-term rates averaged $75,000 per day, $5,000 higher than in 2017 as shipowners were unwilling to fix their vessels on long-term contracts because of higher spot market rates. This created a shortage of vessels for long-term contracts.
E.	OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.
F.	CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2018:
	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$722,800	254,800	9,600	458,400	-
Interest on long term debt (1)	157,309	46,555	66,134	44,620	-
Management fees & commissions payable to the Manager (2)(3)	28,590	8,054	9,759	2,596	8,181
Executive services fee (4)	3,008	616	1,233	1,159	-
Administrative services fee (5)	40	40	-	-	-
Total	$911,747	310,065	86,726	506,775	8,181

(1)
Our variable rate long-term debt outstanding as of December 31, 2018 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the one-month period LIBOR, the LIBOR specific to our Term Loan B facility as of December 31, 2018 and our applicable margin rate.

(2)
Under the terms of the Management Agreements, we currently pay a management fee of $2,985 per day which is subject to an annual increase of 3% and further annual increases to reflect material unforeseen costs increases of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner’s ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)
Not including $2.2 million of the “Management fees & commissions payable to the Manager” related to the commissions on variable hire contained in certain time charter contracts with Yamal, which represents the operating expenses of the vessel and is subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of “Management fees & commissions payable to the Manager” payable to the Manager in respect of such variable hire rate may therefore differ from the amounts included in the contractual obligations, due to the annual variations in each vessel’s respective operating cost.

(4)
On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier.  The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.000 to $1.1455 the EURO/USD exchange rate as of December 31, 2018 and does not include any incentive compensation which our Board of Directors may agree to pay.

(5)
On December 30, 2014 and effective as of the IPO closing date, we entered into the Administrative Services Agreement with our Manager, pursuant to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10,000, plus expenses, payable in quarterly installments. The Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board or by the Manager as per the provisions of the agreement.

Capital Commitments
Possible Acquisitions of Other Vessels
Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our right to purchase the Additional Optional Vessels subject to the provisions governing the Omnibus Agreement), we continuously evaluate potential transactions, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment, repurchase or refinance of existing debt, unit repurchases, short term investments or other transactions that we believe will be accretive to earnings, enhance unitholder value or are in our best interests.
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
G.	SAFE HARBOR
See the section entitled “Forward Looking Statements” at the beginning of this Annual Report.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our directors and senior management.
Name	Age	Position
Georgios Prokopiou	72	Chairman of the Board of Directors and Appointed Director
Tony Lauritzen	42	Chief Executive Officer and Appointed Director
Michael Gregos	47	Chief Financial Officer
Levon Dedegian	67	Class III Director
Alexios Rodopoulos	71	Class II Director
Evangelos Vlahoulis	72	Class I Director

Certain biographical information about each of our directors and executive officers is set forth below.
Georgios Prokopiou. Mr. Georgios Prokopiou has served as Chairman of our Board of Directors since our inception. Since entering the shipping business in 1974, Mr. Prokopiou has managed a shipping fleet consisting of over 500 vessels and is among other, the founder of Dynacom Tankers Management, Sea Traders and Dynagas Ltd., our Manager. Dynacom was founded in 1991 to manage tankers and Sea Traders SA was founded in 1974 to manage bulk carriers. Since 2002, companies controlled by Mr. Prokopiou have built more than 100 vessels at shipyards in South Korea, Japan and China. Mr. Prokopiou holds a civil engineering degree from the National Technical University of Athens. Mr. Prokopiou has also served as Chairman of the North of England P&I Association. He is Chairman of the Greek committee of Bureau Veritas, as well as member of the Greek committees of DNV-GL, Lloyd’s Register and ABS. In 2005 Dynacom was awarded Tanker Company of the Year award by Lloyd’s List. In 2015 Dynagas Ltd. was the winner of Statoil’s Working Safely with Suppliers Award. In June 2017,  Mr. Prokopiou was the recipient of Seatrade’s Lifetime Achievement Award.
Tony Lauritzen. Mr. Tony Lauritzen has served as our Chief Executive Officer and on our Board of Directors since our inception in 2013.  Mr. Lauritzen has been the general manager of our Sponsor’s LNG activities since 2006.  Prior to joining Dynagas, Mr. Lauritzen worked for the shipowner and ship manager Bernhard Schulte Shipmanagement Ltd where he was a project manager with a focus on the gas shipping segment.  Prior to that, he worked for Westshore Shipbrokers AS in the offshore shipbroking segment.  Mr. Lauritzen holds a Master of Science in Shipping Trade and Finance from Cass Business School, London (2003) and a Master of Arts in Business and Finance from Heriot Watt University, Edinburgh (2002).
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
Executive Compensation
Our executive officers, who report directly to our Board of Directors, are provided to us by our Manager under an Executive Services Agreement with retroactive effect from the closing date of our IPO. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments and automatically renews for successive five year terms unless terminated earlier. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier.
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
At the Partnership’s 2014 Annual General Meeting of Limited Partners, the Class I Elected Director was elected to serve for a one year term expiring on the date of the succeeding annual meeting, the Class II Elected Director was elected to serve for a two-year term expiring on the second succeeding annual meeting and (c) the Class III Elected Director was elected to serve for a three-year term expiring on the third succeeding annual meeting.  At each annual meeting of limited partners, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the Board of Directors or by any limited partner or group of limited partners that beneficially owns at least 15% of the outstanding common units.

The Partnership held its 2018 Annual General Meeting of Limited Partners on November 30, 2018, at which (i) Mr. Evangelos Vlahoulis was re-elected to serve as a Class I Director for a three-year term until the 2021 Annual Meeting of Limited Partners, and (ii) Ernst & Young (Hellas) Certified Auditors Accountants S.A. were re-appointed to serve as the Partnership’s independent auditors for the fiscal year ending December 31, 2018.
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
Committees
We have an audit committee that, among other things, reviews our external financial reporting function, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.  Our audit committee is comprised of two directors, Mr. Evangelos Vlahoulis and Mr. Alexios Rodopoulos.  Our Board of Directors has determined that Mr. Vlahoulis and Mr. Rodopoulos satisfy the independence standards established by the NYSE.  Mr. Rodopoulos qualifies as an “audit committee expert” for purposes of SEC rule and regulations.
We also have a Conflicts Committee comprised of two members of our Board of Directors.  The Conflicts Committee is available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest.  The Conflicts Committee will determine if the resolution of the conflict of interest is fair and reasonable to us.  The members of the Conflicts Committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the NYSE to serve on a conflicts committee of a Board of Directors and certain other requirements.  Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.  The members of our Conflicts Committee are currently Mr. Levon A. Dedegian and Mr. Alexios Rodopoulos. For additional information about the Conflicts Committee, please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”
We also have a compensation committee comprised of two members of our Board of Directors. The members of our compensation committee are currently Mr. Evangelos Vlahoulis and Mr. Levon Dedegian.  The compensation committee is responsible for carrying out the Board’s responsibilities relating to compensation of our executive officers and for providing such other guidance with respect to compensation matters as the Committee deems appropriate.
Please see “Item 16G. Corporate Governance.”
D.	EMPLOYEES
As of December 31, 2018, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements.  Please see “Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Vessel Management.” The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see “Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Administrative Services Agreement & Executive Services Agreement.”

E.	UNIT OWNERSHIP
“Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders.”
ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR UNITHOLDERS
The following table sets forth the beneficial ownership of our common units as of April 24, 2019 by each person that we know to beneficially own more than 5% of our outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:
Name of Beneficial Owner	Number	Percent(1)
Dynagas Holding Ltd.(2)	15,595,000	43.9%
All executives, officers and directors as a group(3)	*	*
___________________
(1)	Based on 35,490,000 common units outstanding as of the date of this Annual Report.
(2)
Dynagas Holding Ltd. is beneficially owned by the Prokopiou Family, including the chairman of our Board of Directors, Georgios Prokopiou and his daughters Elisavet Prokopiou, Johanna Procopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 23, Rue Basse, 98000 Monaco.

(3)
Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common units apart from Mr. Georgios Prokopiou, whose ownership interests are separately presented in the above table.

As of April 24, 2019, we had three unitholders of record located in the United States, which held 100% of outstanding common units. We believe that the units held by CEDE & CO., a nominee of the Depository Trust Company and one of the three aforementioned United States unitholders, include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners.
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
Omnibus Agreement
On November 18, 2013, we, and certain of our subsidiaries, entered into the Omnibus Agreement with our Sponsor and our General Partner.  On April 12, 2016, we amended and restated the Omnibus Agreement, to, among other things, include as Optional Vessels our Sponsor’s minority ownership interest in the five entities that respectively own each of the Additional Optional Vessels.
While our purchase options of the Initial Optional Vessels have expired unexercised, pursuant to the Omnibus Agreement, we have the right but not the obligation, subject to certain terms and conditions, to acquire our Sponsor’s applicable ownership interest in the Additional Optional Vessels, which is our Sponsor’s full or minority ownership interest in these vessel-owning subsidiaries. References herein to the “Omnibus Agreement” refer to the Omnibus Agreement as currently in effect. The following discussion describes certain provisions of the Omnibus Agreement. For additional information, please see “The Additional Optional Vessels.”

Noncompetition
Under the Omnibus Agreement, our Sponsor has agreed, and has caused its affiliates (other than us, and our subsidiaries) to agree, not to acquire, own, operate or contract for any LNG carrier operating under a charter with an initial term of four or more years. We refer to these LNG carriers, together with any related contracts, and our Sponsor’s ownership interest in the Additional Optional Vessels, as “Four-Year LNG carriers” and to all other LNG carriers, together with any related contracts, as “Non-Four-Year LNG carriers.” The restrictions in this paragraph will not prevent our Sponsor or any of its controlled affiliates (including us and our subsidiaries) from:
(1)	acquiring, owning, operating or chartering any Non-Four-Year LNG carriers;
(2)
(i) acquiring or owning one or more Four-Year LNG carrier(s) (other than with respect to the Sponsor’s ownership interest in the entities that own the Additional Optional Vessels, which is covered in (ii) below) if such Dynagas Holding Entity (as defined in the Omnibus Agreement) offers to sell such Four-Year LNG carrier to us for the acquisition price plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Four-Year LNG carrier in accordance with the terms of the Omnibus Agreement) and (ii) owning any Optional Interests (as defined in the Omnibus Agreement) in the entities that own the Additional Optional Vessels at any time on or after the time at which such interests are treated as a Four-Year LNG carrier pursuant to the Omnibus Agreement, if the related Dynagas Holding Entities (as applicable), offer to sell such Optional Interests to us for the pro rata portion of the acquisition price relating to the corresponding LNG carrier owned by such entity plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Optional Interests in accordance with the terms of the Omnibus Agreement);

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

(4)
acquiring and owning a controlling interest in one or more Four-Year LNG carriers as part of the acquisition of an interest in business or package of assets that owns, operates or charters such Four-Year LNG carriers; provided, however; if a majority of the value of the business or assets acquired is attributable to Four-Year LNG carriers, as determined in good faith by our Sponsor’s board of directors, the Dynagas Holding Entity must offer to sell such Four-Year LNG carrier(s) to us for their fair market value plus any administrative costs  in accordance with the procedures set forth in the Omnibus Agreement (for the avoidance of doubt, nothing herein shall prohibit the acquisition and owning of one or more Four-Year LNG carriers as part of the acquisition of a minority interest in a business or package of assets that owns, operates or charters Four-Year LNG carriers);

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
Rights to Purchase Optional Vessels
The Omnibus Agreement provides us with the right, subject to certain conditions, to purchase our Sponsor’s ownership interest in the entities that respectively own the Additional Optional Vessels, from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. In the case of our Sponsor’s ownership interest in the entities that own the Additional Optional Vessels, our purchase rights expire within 24 months following the expiration, without acceptance, of our 30-day option to purchase such interests pursuant to the Omnibus Agreement, so long as such Additional Optional Vessels are employed under a long-term charter of four or more years upon their respective delivery dates. We have, with the approval of the Conflicts Committee, waived the Sponsor’s obligation to present us with a formal offer to purchase the Additional Optional Vessels on terms as set forth in the Omnibus Agreement at times when we have determined, in our discretion, not to purchase such vessels. We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee, to extend or further extend, as applicable, the purchase option exercise period. There is no assurance that our Sponsor will agree to such extension.
If we are unable to agree with our Sponsor on the purchase price of our Sponsor’s ownership interest in the entities that respectively own the Additional Optional Vessels, as the case may be, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase such assets at such price. The independent appraiser will be mutually appointed by our Sponsor and our Conflicts Committee. Please see “Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected.”
Rights of First Offer on LNG carriers
Under the Omnibus Agreement, we and our subsidiaries have granted to our Sponsor the right of first offer on any proposed sale, transfer or other disposition of any LNG carrier owned by us. Under the Omnibus Agreement, our Sponsor has agreed (and will cause their subsidiaries to agree) to grant a similar right of first offer to us for any Four-Year LNG carriers they own (including our Sponsor’s ownership interests in the Additional Optional Vessels). These rights of first offer will not apply to (a) with respect to the Sponsor, a sale, transfer or other disposition of assets between or among any of its subsidiaries (other than us) and with respect to us, a sale, transfer or other disposition of assets between or among any of our subsidiaries (other than the Sponsor, if applicable), or pursuant to the terms of any contract or other agreement with a contractual counterparty existing at the time of the closing of our IPO or (b) a merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party. In addition, the rights of first offer may be waived by us under Section 7.5 of the Omnibus Agreement in our discretion.

Prior to engaging in any negotiation regarding any LNG carrier’s disposition with respect to a Four-Year LNG carrier with a non-affiliated third-party, we or our Sponsor, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and our Sponsor will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or our Sponsor, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the LNG carrier to a third-party (or to agree in writing to undertake such transaction with a third-party) on terms generally no less favorable to us or our Sponsor as the case may be, than those offered pursuant to the written notice.
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
For purposes of the Omnibus Agreement a “change of control” means, with respect to any “applicable person”, any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the applicable person’s assets to any other person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the applicable person; (b) the consolidation or merger of the applicable person with or into another person pursuant to a transaction in which the outstanding voting securities of the applicable person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting securities of the applicable person are changed into or exchanged for voting securities of the surviving person or its parent and (ii) the holders of the voting securities of the applicable person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding voting securities of the surviving person or its parent immediately after such transaction; and (c) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), other than our Sponsor or its Affiliates with respect to the General Partner, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding voting securities of the applicable person, except in a merger or consolidation which would not constitute a change of control under clause (b) above.
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
Our Sponsor also indemnifies us for liabilities related to:
•
certain defects in title to our Sponsor’s assets contributed or sold to us and any failure to obtain, prior to the time they were contributed or sold to us, certain consents and permits necessary to conduct, own and operate such assets, which liabilities arise within three years after the closing of our IPO (or, in the case of the Optional Vessels which we have rights to purchase, within three years after our purchase of them, if applicable); and

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
We currently pay our Manager a technical management fee of $2,985 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.
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
We incurred an aggregate expense of approximately $8.0 million to our Manager in connection with the management of our Fleet under the Management Agreements for the years ended December 31, 2018 and 2017 respectively.
The term of the Management Agreements with our Manager will expire on December 31, 2020, and will renew automatically for successive eight-year terms thereafter unless earlier terminated. The technical management fee of $2,500 per day for each vessel was fixed until December 31, 2013 and thereafter, increases annually by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee.
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
Administrative Services Agreement
Under the terms and conditions of our Administrative Services Agreement, we pay our Manager a monthly fee of $10,000, plus all costs and expenses, in exchange for the provision of certain financial, accounting, reporting, secretarial and information technology services. The agreement is considered to be in effect until terminated (a) by the Board of Directors upon 120 days’ written notice for any reason in its sole discretion, or (b) by Dynagas upon 120 days’ written notice if: (i) there is a change of control of the Partnership or General Partner; (ii) a receiver is appointed for all or substantially all of the property of the Partnership; (iii) an order is made to wind up the Partnership; (iv) a final judgment, order or decree that materially and adversely affects the ability of the Partnership to perform under this Agreement shall have been obtained or entered against the Partnership, and such judgment, order or decree shall not have been vacated, discharged or stayed; or (v) the Partnership makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.
During the year ended December 31, 2018, we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.
Executive Services Agreement
On March 21, 2014, we entered into an executive services agreement with our Manager with retroactive effect from the IPO closing date, pursuant to which our Manager provides to us the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments and automatically renews for successive five year terms unless terminated earlier. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.1455, the EURO/USD exchange rate as of December 31, 2018 and does not include any incentive compensation which our Board of Directors may agree to pay.
$30 Million Revolving Credit Facility
In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital which was interest free and had a term of five years.  On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility. The loan may be drawn and prepaid in whole or in part at any time during its term.  As of December 31, 2018, no amounts were outstanding under the facility.
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

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including Dynagas Holding Ltd., on the one hand, and us and our unaffiliated limited partners, on the other hand. Our General Partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our Board of Directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Certain of our officers and directors will also be officers of our Sponsor or its affiliates and will have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. We, our officers and directors and our General Partner will not owe any fiduciary duties to holders of the Series A Preferred Units and Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the Partnership Agreement. Our partnership affairs are governed by our Partnership Agreement and the Partnership Act. The provisions of the Partnership Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Partnership Act and the Delaware Revised Uniform Limited Partnership Act. The Partnership Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Partnership Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Partnership Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our General Partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our General Partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.
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

Our General Partner or our Board of Directors may, but are not required to, seek the approval of such resolution from the Conflicts Committee or from the common unitholders. If neither our General Partner nor our Board of Directors seeks approval from the Conflicts Committee, and our Board of Directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our Board of Directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our Partnership Agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” for information about the composition and formation of the Conflicts Committee.
Conflicts of interest could arise in the situations described under the heading “Item 3. Key Information—D. Risk Factors —Risks Relating to Conflicts of Interest,” among others.
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

Partnership Agreement modified standards
Our Partnership Agreement contains provisions that waive or consent to conduct by our General Partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our Partnership Agreement provides that when our General Partner is acting in its capacity as our General Partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our General Partner is acting in its individual capacity, as opposed to in its capacity as our General Partner, it may act without any fiduciary obligation to us or the unitholders whatsoever, unless another express standard is provided for in the Partnership Agreement. These standards reduce the obligations to which our General Partner and our Board of Directors would otherwise be held. Our Partnership Agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by our Conflicts Committee must be on terms no less favorable to us than those generally being provided to or available from unrelated third-parties.

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
Under the Partnership Agreement, we must indemnify our General Partner and our directors and officers to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that these persons acted in bad faith, engaged in actual fraud or willful misconduct  or, in the case of a criminal matter, acted with knowledge that applicable conduct was unlawful. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our General Partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the Partnership Agreement. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable.
C.	INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please see “Item 18. Financial Statements” below for additional information required to be disclosed under this item.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims.  These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.  We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.
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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
There is no guarantee that unitholders will receive quarterly distributions from us. Our cash distribution policy is subject to certain restrictions and may be changed or eliminated at any time. Set forth below are certain factors that influence our cash distribution policy:
•
Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our Board of Directors to establish reserves and other limitations.

•
We are and will be subject to restrictions on distributions under our existing financing arrangements as well as under any new financing arrangements or other transactions that we may enter into in the future. Our new and existing financing arrangements may contain financial and other covenants that must be satisfied prior to paying distributions in order to declare and pay such distributions or that may restrict or prohibit the payment of distributions. If we are unable to satisfy the requirements contained in any of our financing arrangements or are otherwise in default under any of those agreements, there could be a material adverse effect on our financial condition and our ability to make cash distributions to our unitholders notwithstanding our cash distribution policy.

•
We are required to make substantial capital expenditures to maintain and replace our Fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their respective useful lives. In order to minimize these fluctuations, our Partnership Agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

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
•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Item 3. Key Information—D. Risk Factors” for a discussion of these factors.

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
Series B Preferred Unit Distributions
Series B Preferred Unitholders are entitled under our Partnership Agreement to receive cumulative cash distributions payable on the Series B Preferred Units up to November 22, 2023 at a fixed rate equal to 8.75% per annum and from November 22, 2023, if not redeemed, at a floating rate equal to the Series B Three-Month LIBOR Rate plus a spread of 5.593% per annum of the Stated Series B Liquidation Preference (or $25.00 per Series B Preferred Unit) per Series B Preferred Unit.
Minimum Quarterly Distribution
Common unitholders are entitled under our Partnership Agreement to receive a minimum quarterly distribution of $0.365 per unit, after distributions are made on the Series A Preferred Units and the Series B Preferred Units but, to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses.
There is no guarantee that we will pay the minimum quarterly distribution to common unitholders, the general partner or to holders of the incentive distribution rights in any quarter.  Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement.  We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements.  Please read “Item 5.—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of the restrictions contained in our debt agreements and lease arrangements that may restrict our ability to make distributions.
For information on our distributions for the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
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
The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our General Partner and the holders of the incentive distribution rights up to the various target distribution levels.  The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our General Partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any.  The percentage interests shown for the unitholders, our General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.  The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assume that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest.
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
Our common units started trading on NASDAQ under the symbol “DLNG” on November 13, 2013.  On December 30, 2014, we voluntarily transferred the listing of our common units to the NYSE.  Our common units continue to trade under the ticker symbol “DLNG.”

Our Series A Preferred Units has been trading on the NYSE under the symbol “DLNG PR A” since July 14, 2015.
Our 2019 Notes started trading on the NYSE on December 30, 2014 under the ticker symbol “DLNG 19.”
Our Series B Preferred Units has been trading on the NYSE under the symbol “DLNG PR B” since October 30, 2018.
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
UNITED STATES TAX CONSIDERATIONS
The following discussion is a summary of the material United States federal income tax considerations relevant to us and to a U.S. Holder and Non-U.S. Holder (each defined below) of our common units.  This discussion is based on advice received by us from Seward & Kissel LLP, our United States counsel.  This discussion does not purport to deal with the tax consequences of owning common units to all categories of investors, some of which (such as dealers in securities or currencies, investors whose functional currency is not the United States dollar, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common units as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, persons required to recognize income for U.S. federal income tax purposes no later than when such item of income is included on an “applicable financial statement” and persons who are investors in pass-through entities) may be subject to special rules. This discussion only applies to unitholders who (i) own our common units as a capital asset and (ii) own less than 10% of our common units. Unitholders are encouraged to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of common units.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,”, “our” or “us” are references to Dynagas LNG Partners LP and its subsidiaries on a consolidated basis.
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
United States Federal Income Taxation of Our Partnership
Taxation of Operating Income: In General
Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint venture, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
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
•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and
either
•
more than 50% of the value of our units is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•
our units are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands and Malta, the jurisdictions where we and our ship-owning subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. It may be difficult for us to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.
The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2018, our common units were “primarily traded” on the NYSE.
Under the regulations, our units will be considered to be “regularly traded” on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, which represent more than 50% of our outstanding units, were listed on the NYSE during 2018, we currently satisfy the listing requirement.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied the trading frequency and trading volume tests for the taxable year ended December 31, 2018. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock (such as the NYSE).
Notwithstanding the foregoing, the regulations provide, in pertinent part, our common units will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of our outstanding common units are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the voting power and value of our common units, which we refer to as the “5 Percent Override Rule.”
For purposes of being able to determine the persons who own 5% or more of our common units, or “5% Unitholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common units. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Unitholder for such purposes.
For more than half the days of our taxable year ended December 31, 2018, less than 50% of our common units were owned by 5% Unitholders.  Therefore, we believe that we were not subject to the 5 Percent Override Rule for 2018.  However, there is no assurance that we will continue to qualify for exemption under Section 883.  For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50 percent or more of our common units for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance that we will be able to satisfy them.

Based on the foregoing, we believe that we satisfied the Publicly Traded Test for our taxable year ended December 31, 2018.
Taxation In Absence of Exemption
To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% branch profits tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.
Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
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

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a United States trade or business.
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

U.S. Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10% of our equity and that is:
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

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a United States corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States federal income tax purposes.
Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as “qualified dividend income” which are taxable to such U.S. Individual Holder at preferential long-term capital gains tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the NYSE on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units
Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “Distributions” and “Ratio of Dividend Income to Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of United States federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes.
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
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such U.S. Holder must file IRS Form 8621.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election (or an Electing Holder), then, for United States federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its United States federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

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

United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for United States federal income tax purposes) holding our common units, should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.
Distributions
Distributions we pay to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a United States trade or business. If the Non-U.S. Holder is engaged in a United States trade or business, our distributions will be subject to United States federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s United States trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a United States permanent establishment maintained by the Non-U.S. Holder.
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
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common units, unless the shares held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.
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
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 23, Rue Basse, 98000 Monaco. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

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
Interest Rate Risk
The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future earnings. In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We have not entered into any derivative instruments such as interest rate swaps since our IPO. As of December 31, 2018, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $472.8 million.
Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income during the years ended December 31, 2018 and 2017 by approximately $4.8 million for each year based upon our floating interest bearing debt level during 2018 and 2017. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Additional Optional Vessels or other vessels from affiliated or unaffiliated third-parties. For further information on the risks associated with our business, please see “Item 3. Key Information—D. Risk Factors” for a discussion on the risks associated with LIBOR, among others.
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
Foreign Currency Exchange Risk
We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our vessel operating, voyage and the majority of our dry-docking related expenses, primarily vessel repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2018, we incurred approximately 37.1% of our operating expenses (including class survey costs) and 41.0% of our general and administrative expenses in currencies other than the U.S. dollar compared to 28.2% of our operating expenses and 54.1% of our general and administrative expenses for the year ended December 31, 2017. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2018 and 2017, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.

We do not currently hedge fluctuations in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.
Concentration of Credit Risk
The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and independent and government-owned gas producers. For the years ended December 31, 2018, 2017 and 2016, five, four and three charterers, respectively, individually accounted for all of our revenues:
Charterer	2018	2017	2016
Gazprom	69%	72%	66%
Equinor (formerly, Statoil)	18%	19%	16%
Yamal	8%	-	-
PetroChina	3%	3%	-
Major energy company	2%	-	-
Shell	-	6%	18%
Total	100%	100%	100%

Ongoing credit evaluations of our charterers are performed and we generally do not require collateral in our business agreements. Typically, under our time charters, the customer pays for the month’s charter on the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained as necessary.
We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions. For further information on the risks associated with our business, please see “Item 3. Key Information—D. Risk Factors” for a discussion on our credit risks, among others.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, as of the end of the period covered by this Annual Report on Form 20-F, which we refer to as the evaluation date. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Partnership’s disclosure controls and procedures are effective as of the evaluation date.
B.	Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Partnership’s principal executive and principal financial officer and effected by the Partnership’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Partnership’s management and directors; and

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership’s internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2018. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership’s internal controls over financial reporting are effective as of December 31, 2018.
C.	Attestation Report of the Registered Public Accounting Firm
The attestation report on the Partnership’s internal control over financial reporting issued by the registered public accounting firm that audited the Partnership’s consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., appears on page F-3 of the financial statements filed as part of this Annual Report.
D.	Changes in internal control over financial reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal control over financial reporting.
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Alexios Rodopoulos qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
ITEM 16B.	CODE OF ETHICS
We have adopted the Dynagas LNG Partners LP Corporate Code of Business Ethics and Conduct that applies to all of our employees and our officers and directors. This document is available under the “Corporate Governance” tab in the “Company” section of our website (www.dynagaspartners.com). We intend to disclose, under this tab of our website, any waivers to or amendments of the Dynagas LNG Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers. The information contained on our website does not form a part of and is not incorporated into this Annual Report.
Unitholders may also request a copy of our Corporate Code of Business Ethics and Conduct at no cost by writing or telephoning us at: Dynagas LNG Partners LP, 23, Rue Basse, 98000 Monaco, Tel: +377 9999 6445.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for the years ended December 31, 2018, 2017 and 2016 was Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.’s Services
In 2018 and 2017, the fees rendered by the auditors were as follows:
	2018	2017
Audit Fees	€251,250	€139,000
Audit-Related Fees	-	-
Tax Fees	€8,100	€6,000
All Other Fees	-	-
	€259,350	€145,000

Audit Fees
Audit fees for 2018 and 2017 include fees related to (i) the integrated audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information, and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.
Audit-Related Fees
None.
Tax Fees
Tax fees billed during the year ended December 31, 2018 amounted to $9,250, which were related Ernst & Young’s review of our earnings and profit computations enabling us to report to our investors whether or not our corporate distributions are taxable, as determined under United States federal income tax principles.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2018 and 2017.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F.	CHANGE IN REGISTRANTS’ CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
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

•
Unitholder Approval of the Issuance of Certain Securities, including Equity Compensation Plans. The NYSE requires that unitholders be given the opportunity to vote on certain security issuances, including security issuances above certain thresholds and all equity-compensation plans and material revisions thereto, with limited exemptions for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. As permitted under Marshall Islands law and our Partnership Agreement, we do not require unitholder approval on security issuances, including security issuances that are senior to our common units, and equity-compensation plans and any material revisions thereto.

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

Other than as noted above, we are in compliance with all NYSE corporate governance standards applicable to U.S. domestic issuers. We believe that our established corporate governance practices satisfy the NYSE’s listing standards.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The following financial statements, together with the related reports of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-32.
ITEM 19.	EXHIBITS
The following exhibits are filed as part of this Annual Report:
Exhibit Number	Description
1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2	Fourth Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(3)
1.3	Certificate of Formation of Dynagas GP LLC(1)
1.4	Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5	Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6	Limited Partnership Agreement of Dynagas Operating LP(1)
1.7	Certificate of Formation of Dynagas Operating GP LLC(1)
1.8	Limited Liability Company Agreement of Dynagas Operating GP LLC(1)
4.1	Form of Vessel Management Agreement(5)
4.2	First Amended and Restated Omnibus Agreement, dated April 12, 2016(5)
4.3	$30 Million Revolving Credit Facility with Dynagas Holding Ltd.
4.4	Executive Services Agreement(2)
4.5	Administrative Services Agreement(4)
4.6
Base Indenture, dated as of September 15, 2014, by and among the Partnership and Dynagas Finance Inc., as Issuers, and Deutsche Bank Trust Company Americas, as Trustee, relating to 6.25% Senior Notes Due 2019. (4)

4.7
First Supplemental Indenture, dated as of September 15, 2014, by an among by and among the Partnership and Dynagas Finance Inc., as Issuers, and Deutsche Bank Trust Company Americas, as Trustee, relating to 6.25% Senior Notes Due 2019. (4)

4.8	$480 Million Term Loan B
4.9	Contribution and Conveyance Agreement, dated May 18, 2017
8.1	Subsidiaries of Dynagas LNG Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)
Incorporated by reference to the Partnership’s Registration Statement on Form F-1, which was declared effective by the Securities and Exchange Commission on November 12, 2013 (Registration No. 333-191653)

(2)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 25, 2014

(3)	Incorporated by reference to the Partnership’s Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on October 23, 2018.
(4)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 10, 2015.
(5)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 18, 2016.

DYNAGAS LNG PARTNERS LP

CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2018 AND 2017

DYNAGAS LNG PARTNERS LP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and the Board of Directors of Dynagas LNG Partners LP
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the “Partnership”) as of December 31, 2018 and 2017, and the related consolidated statements of income, Partners equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2019, expressed an unqualified opinion thereon.
The Partnership's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 3 to the financial statements, the Partnership has a working capital deficiency and has stated that substantial doubt exists about the Partnership's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Partnership‘s auditor since 2011.
Athens, Greece
April 24, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and the Board of Directors of Dynagas LNG Partners LP
Opinion on Internal Control over Financial Reporting
We have audited Dynagas LNG Partners LP's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dynagas LNG Partners LP (the “Partnership”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2018 and 2017, and the related consolidated statements of income, Partners equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 24, 2019, expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Partnership’s ability to continue as a going concern.
Basis for Opinion
The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
April 24, 2019

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets as of December 31, 2018 and 2017
(Expressed in thousands of U.S. Dollars — except for unit data)
	Note	December 31, 2018	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$109,917	$67,464
Trade accounts receivable		48	155
Prepayments and other assets		692	1,103
Inventories		1,220	799
Due from related party	4	1,086	883
Total current assets		112,963	70,404

FIXED ASSETS, NET:
Vessels, net	5	947,377	977,298
Total fixed assets, net		947,377	977,298

OTHER NON CURRENT ASSETS:
Due from related party	4	1,350	1,350
Accrued charter revenue		342	—
Deferred charges		1,404	—
Above-market acquired time charter contract	8	—	5,267
Total assets		$1,063,436	$1,054,319

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $3,046 and $2,145, respectively	6	$251,754	$2,655
Trade accounts payable		5,736	4,497
Due to related party	4	306	72
Accrued liabilities		4,206	4,051
Unearned revenue		10,740	11,623
Total current liabilities		272,742	22,898

NON-CURRENT LIABILITIES:
Deferred revenue		3,147	1,405
Long-term debt, net of current portion and unamortized deferred financing fees of $6,938 and $11,102, respectively	6	461,062	711,698
Total non-current liabilities		464,209	713,103

Commitments and contingencies	9	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 35,490,000 units issued and outstanding as at December 31, 2018 and 2017)	10	199,400	245,055
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2018 and 2017)	10	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at December 31, 2018 and none issued as at December 31, 2017)	10	53,885	—
General Partner (35,526 units issued and outstanding as at December 31, 2018 and 2017)	10	(16)	47
Total partners’ equity		326,485	318,318
Total liabilities and partners’ equity		$1,063,436	$1,054,319
 The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Income
For the years ended December 31, 2018, 2017 and 2016
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Note	2018	2017	2016
REVENUES:
Voyage revenues	8	$127,135	$138,990	$169,851
EXPENSES:
Voyage expenses		(1,148)	(1,789)	(749)
Voyage expenses-related party	4	(1,654)	(1,830)	(2,212)
Vessel operating expenses		(25,042)	(27,067)	(26,451)
Dry-docking and special survey costs		(7,422)	(6,193)	(81)
General and administrative expenses		(1,452)	(961)	(1,170)
General and administrative expenses- related party	4	(757)	(725)	(715)
Management fees-related party	4	(6,347)	(6,162)	(5,999)
Depreciation	5	(30,330)	(30,319)	(30,395)

Operating income		$52,983	$63,944	$102,079

OTHER INCOME/(EXPENSES):
Interest and finance costs	6, 12	(50,490)	(46,281)	(34,991)
Interest income		1,051	203	—
Other, net		69	(527)	(234)

Total other expenses, net		(49,370)	(46,605)	(35,225)

Partnership’s Net Income		$3,613	$17,339	$66,854
Common unitholders’ interest in Net Income		$(4,042)	$9,302	$34,652
Series A Preferred unitholders’ interest in Net Income		$6,750	$6,750	$6,750
Series B Preferred unitholders’ interest in Net Income		$909	$—	$—
Subordinated unitholders’ interest in Net Income		$—	$1,208	$25,323
General Partner’s interest in Net Income		$(4)	$79	$129
(Loss)/Earnings per unit, basic and diluted:	11
Common unit (basic and diluted)		$(0.11)	$0.27	$1.69
Weighted average number of units outstanding, basic and diluted:	11
Common units		35,490,000	34,545,740	20,505,000
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Partners’ Equity
For the years ended December 31, 2018, 2017 and 2016
(Expressed in thousands of U.S. Dollars—except for unit data)

							Partners’ Capital
	Series A Preferred	Series B Preferred	Common	Subordinated	General Partner	Series A Preferred	Series B Preferred	Common	Subordinated	General Partner	Total
BALANCE, December 31, 2015	3,000,000	—	20,505,000	14,985,000	35,526	$73,216	$—	$302,954	$(8,427)	$95	$367,838
—Net income	—	—	—	—	—	6,750	—	34,652	25,323	129	66,854
—Distributions declared and paid (common and preferred units) (Note 10)	—	—	—	—	—	(6,750)	—	(34,654)	(25,325)	(127)	(66,856)
BALANCE, December 31, 2016	3,000,000	—	20,505,000	14,985,000	35,526	$73,216	$—	$302,952	$(8,429)	$97	$367,836
—Net income	—	—	—	—	—	6,750	—	9,302	1,208	79	17,339
—Conversion of subordinated units to common units (Note 10)	—	—	14,985,000	(14,985,000)	—	—	—	(15,171)	15,171	—	—
—Distributions declared and paid (common and preferred units) (Note 10)	—	—	—	—	—	(6,750)	—	(52,028)	(7,950)	(129)	(66,857)
BALANCE, December 31, 2017	3,000,000	—	35,490,000	—	35,526	$73,216	$—	$245,055	$—	$47	$318,318
—Net income	—	—	—	—	—	6,750	909	(4,042)	—	(4)	3,613
— Issuance of Series B Preferred Units, net of issuance costs (Note 10)	—	2,200,000	—	—	—	—	52,976	—	—	—	52,976
—Distributions declared and paid (common and preferred units) (Note 10)	—	—	—	—	—	(6,750)	—	(41,613)	—	(59)	(48,422)
BALANCE, December 31, 2018	3,000,000	2,200,000	35,490,000	—	35,526	$73,216	$53,885	$199,400	$—	$(16)	$326,485
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016
(Expressed in thousands of U.S. Dollars)

	Note	2018	2017	2016
Cash flows from Operating Activities:
Net income:		$3,613	$17,339	$66,854
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5	30,330	30,319	30,395
Amortization and write-off of deferred financing fees	12	3,261	5,387	1,984
Deferred revenue amortization		(45)	369	(58)
Amortization of deferred charges		68	—	—
Amortization of fair value of acquired time charter	8	5,267	7,247	7,268
Changes in operating assets and liabilities:
Trade accounts receivable		107	(55)	3
Prepayments and other assets		389	(315)	(178)
Inventories		(421)	35	(486)
Due from/to related parties		31	(235)	(346)
Trade accounts payable		1,149	1,584	(1,105)
Accrued liabilities		155	299	155
Deferred charges		(1,472)	—	—
Deferred revenue		1,445	—	—
Unearned revenue		(883)	(2,635)	(868)
Net cash provided by Operating Activities		$42,994	$59,339	$103,618

Cash flows from Investing Activities:
Other additions to vessels’ equipment	5	(409)	—	(37,472)
Net cash used in Investing Activities		$(409)	$—	$(37,472)

Cash flows from Financing Activities:
Payment of preferred units issuance costs		—	—	(119)
Net proceeds from issuance of preferred units	10	53,138	—	—
Payment of securities registration and other filing costs		(48)	(145)	—
Distributions declared and paid		(48,422)	(66,857)	(66,856)
Proceeds from long-term debt	6	—	480,000	66,667
Repayment of long-term debt	6	(4,800)	(474,900)	(32,500)
Payment of deferred finance fees		—	(12,568)	(36)
Net cash used in Financing Activities		$(132)	$(74,470)	$(32,844)

Net increase/ decrease in cash and cash equivalents and restricted cash		42,453	(15,131)	33,302
Cash and cash equivalents and restricted cash at beginning of the year		67,464	82,595	49,293
Cash and cash equivalents and restricted cash at end of the year		$109,917	$67,464	$82,595
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		109,917	67,464	57,595
Restricted cash		—	—	25,000
Cash and cash equivalents and restricted cash		$109,917	$67,464	$82,595
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest		$47,033	$39,796	$32,781

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Partnership Formation and General Information:
Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) was incorporated as a limited partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18, 2013, the Partnership successfully completed its initial public offering (the “IPO”) pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO,  the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (a) an omnibus agreement with the Sponsor, as amended and as currently in effect, (the “Omnibus Agreement”), which provides the Partnership the right to purchase all or a portion of the ownership interests in certain identified liquefied natural gas (“LNG”) carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 4(c)) and, (b) a $30 million interest free revolving credit facility with its Sponsor (the “$30 million Sponsor Facility”), which was extended on November 14, 2018 until November 2023, to be used for general Partnership purposes.
The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of December 31, 2018:
Vessel Owning Subsidiaries:
Company Name	Country of incorporation/ formation	Vessel Name	Delivery Date from shipyard	Delivery date to Partnership	Cbm Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy	March 2007	May 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River	July 2007	May 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River	January 2008	May 2013	149,700
Fareastern Shipping Limited (“Fareastern”)	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):
Non-Vessel Owning Subsidiaries:
Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”) (1)	Marshall Islands	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. (“Arctic LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.
Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities are limited to co-issuing the 2019 Notes discussed under Note 6 and engaging in other activities incidental thereto.
Arctic LNG	Marshall Islands
Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership’s $480 million senior secured term loan (“Term Loan B”) discussed under Note 6.

(1) On December 19, 2018, Dynagas Equity was incorporated in the Republic of the Marshall Islands. On December 21, 2018, Dynagas Equity Holding Limited, the Partnership’s former subsidiary with the same name incorporated in the Republic of Liberia, merged into Dynagas Equity, with Dynagas Equity of the Republic of Marshall Islands continuing as the surviving entity. Dynagas Equity assumed all of the assets and liabilities of Dynagas Equity Holding Limited of the Republic of Liberia.
Since the Partnership’s inception, the technical, administrative and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 4(a)).
As of December 31, 2018, the Partnership’s Sponsor owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.
2. Significant Accounting Policies and Recent Accounting Pronouncements:
(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Dynagas Partners, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of the years ended December 31, 2018, 2017 and 2016, no such interests existed

(b)
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

(c)
Going concern: The Partnership’s policy is in accordance with ASU No. 2014-15, "Presentation of Financial Statements - Going Concern", issued in August 2014 by the FASB. ASU 2014-15 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued (Note 3).

(d)
Other Comprehensive Income: The Partnership follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and accordingly, for the years ended December 31, 2018, 2017 and 2016, comprehensive income equaled net income.

(e)
Foreign Currency Translation: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets and therefore, the Partnership primarily transacts business in U.S. Dollars. The Partnership’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of such transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars using the balance sheet date exchange rates. Resulting gains or losses are included in “Other, net” in the accompanying consolidated statements of income.

(f)	Cash and Cash Equivalents: The Partnership considers highly liquid investments, such as time deposits with an original maturity of three months or less, to be cash equivalents.
(g)
Restricted cash: Restricted cash may comprise of (i) minimum liquidity collateral requirements or minimum required cash deposits that are required to be maintained under the Partnership’s financing arrangements, (ii) cash deposits in so-called “retention accounts” which may only be used as per the Partnership’s borrowing arrangements for the purpose of serving the loan installments coming due or, (iii) other cash deposits required to be retained until other specified conditions prescribed in the Partnership’s debt agreements are met. In the event that the obligation to maintain such deposits is expected to elapse within the next operating cycle, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
(h)
Trade Accounts Receivable: The amount shown as trade receivables at each balance sheet date, includes accounts receivable from charterers, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in dispute. Provision for doubtful accounts as of December 31, 2018 and 2017, was nil.

(i)
Inventories: Inventories consist of lubricants which are stated at the lower of cost or net realizable value, following the adoption of ASU 2015-11, “Simplifying the Measurement of Inventory”. Cost is determined by the first in, first out method. Inventories may also consist of bunkers during periods when vessels are unemployed or under voyage charters and spares in warehouses, in which case, they are also stated at the lower of cost or net realizable value and cost is still determined by the first in, first out method.

(j)
Insurance Claims: The Partnership records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Partnership’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Partnership can estimate the amount of such recovery following submission of the insurance claim and (iv) provided that the claim is not subject to litigation.

(k)
Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, capitalized interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when such expenditures appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership’s vessels is depreciated beginning from the time when the vessel is ready for her intended use, on a straight-line basis, to the time that the vessel reaches the end of its’ economic useful life, after considering the estimated residual value of the vessel. The Partnership currently uses a scrap rate estimate of $0.685 per lightweight ton per LNG carrier. Management estimates that the useful life of each of the Partnership’s vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, such vessel’s remaining useful life is adjusted as of the date such regulations are adopted.

(l)
Impairment of Long-Lived Assets: The Partnership follows ASC 360-10-40 “Impairment or Disposals of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances, such as business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. When such indications are present, the Partnership determines undiscounted projected net operating cash flows for each vessel and compares the result to the vessel’s carrying value. The fair values of the assets are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820, “Fair value measurements and disclosures” based on management’s estimates, assumptions, use of available market data, use of third party valuations and other market observable data. In developing estimates of future cash flows, the Partnership must make assumptions about future charter rates, vessel operating expenses, fleet utilization and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and by estimating charter rates for the unfixed days. Expected outflows for scheduled vessel maintenance and vessel operating expenses are based on the Partnership’s budget by using historical data, which is adjusted annually with the assumption of the average annual inflation rate prevailing at the time of test. In developing the estimate for the effective fleet utilization, the Partnership takes into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys) and each vessel’s loss of hire resulting from repositioning or other conditions. In developing estimates for the remaining estimated useful lives of the current fleet and scrap values, the Partnership utilizes methods which are identical to those employed as part of the Partnership’s depreciation policy. As and for each of the years ended December 31, 2018, 2017 and 2016, the Partnership incurred no impairment loss.

(m)
Intangible Assets/Liabilities Related to Time Charters Acquired: When and where the Partnership identifies any assets or liabilities associated with the acquisition of a vessel, the Partnership records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. In connection with the acquisition of a vessel, the Partnership determines the fair value of any asset or liability acquired based on the market value of the time charters assumed when a vessel is acquired. The amount to be recorded either as an asset or a liability at the date of vessel acquisition is determined by comparing the existing charter rate in the existing time charter agreement of the acquired vessel with the market rates for equivalent time charter agreements prevailing at the time the vessel is acquired. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset. When the present value of the existing time charter assumed is less than the current fair value of such charter, the difference is recorded as liability. Assets and liabilities are amortized as adjustments to revenues over the remaining term of the assumed time charter and are classified as non-current assets or liabilities, as applicable, in the accompanying consolidated balance sheets. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

(n)
Accounting for Special Survey and Dry-Docking Costs: The Partnership follows the direct expense method of accounting for dry-docking and special survey costs, in which case, such costs are expensed in the period incurred. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and, subsequently, every two and a half years to the end of their useful life. Costs relating to routine repairs and maintenance are also expensed in the period they are incurred.

(o)
Financing Costs: In accordance with ASU 2015-03, “Interest – Imputation of Interest”, costs associated with long-term debt, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender’s behalf in connection with debt financing or refinancing, or any unamortized portion thereof, are presented by the Partnership as a reduction of long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishments and loan commitment fees are expensed as interest and finance costs in the period incurred in the accompanying statements of income. Any unamortized balance of costs relating to refinanced long-term debt is deferred and amortized over the term of the credit facility in the period that such refinancing occurs, subject to the provisions of the accounting guidance with respect to “Debt – Modifications and Extinguishments”.

(p)
Concentration of Credit Risk: Financial instruments, which may potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with accounts receivable by performing ongoing credit evaluations of each of its charterer’s financial condition and generally does not require collateral for its accounts receivable.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
During the years ended December 31, 2018, 2017 and 2016, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:
Charterer	2018	2017	2016
A	69%	72%	66%
B	18%	19%	18%
C	—	—	16%
Total	87%	91%	100%

(q)
Accounting for Revenues and Related Expenses: The Partnership generates its revenues from charterers under time charter agreements for the employment of its vessels. The Partnership’s vessels are each employed under a time charter agreement, where a contract is entered into with a charterer for the charterer’s use of a vessel for a specific period of time and at a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Revenues from time chartering of vessels are accounted for as operating leases. The Partnership early adopted ASC 842 as of September 30, 2018, with adoption reflected as of January 1, 2018, the beginning of the annual period in accordance with ASC 250. In particular, under the new guidance, the Partnership elected certain practical expedients, which allowed the Partnership’s existing lease arrangements, in which it was a lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. Leases, which commenced on or after January 1, 2018 were classified as operating leases under ASC 842. The Partnership has determined that the non-lease components in its time charter contracts relate to services for the operation of the vessel, which include crew, technical, safety, commercial services, among others. The Partnership has elected to account for the lease and non-lease component of time charter agreements as a combined component in its consolidated financial statements, having taken into account that the non-lease components would be accounted for ratably on a straight-line basis over the duration of the time charter and that the lease component is considered as the predominant component. The Partnership qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements. Such revenues are recognized on a straight line basis at the average minimum lease revenue over the rental periods of such charter agreements, as service is performed. . Revenue generated from variable lease payments is recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. The residual or excess amounts from actually collected hire based on the time charter agreement for each period, if any, is classified as deferred revenue in the accompanying consolidated balance sheets. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Partnership has made an accounting policy election to recognize the related ballast costs, which mainly consisting of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortized over the charter period Voyage expenses, primarily consist of commissions which are paid by the Partnership as well as port, canal and bunker expenses that are unique to a particular charter and which are paid by the charterer under the time charter arrangements or by the Partnership during periods of off-hire. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership’s revenues are earned.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(r)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(s)
Earnings/ (Loss) Per Unit: As of December 31, 2018, the Partnership’s capital structure consisted of common units, two separate classes of preferred units, a general partner interest and incentive distribution rights. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership’s General Partner but, subject to certain restrictions, may be transferred or sold apart from the General Partner’s interest. The Partnership calculates basic earnings/ (loss) per each class of units by allocating period distributed and undistributed earnings/ (losses) to the General Partner, limited partners and incentive distribution rights holders using the two-class method and in accordance with the Partnership’s Fourth Amended and Restated Limited Partnership Agreement dated October 23, 2018 (the “Limited Partnership Agreement”). Basic earnings/ (losses) per common unit are computed by allocating distributed and undistributed net income/ (losses) available to common unitholders, after subtracting the interest on the Partnership’s net income/ (loss) of all classes of preferred unitholders, subordinated unitholders (up to January 23, 2017 or the “Sponsor Subordinated Units Conversion Date”, see Note 10) and the General Partner by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement. Where distributions relating to the period are in excess of earnings, the surplus is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2018.

(t)
Segment Reporting: The Partnership operates under one reportable segment relating to its operations as it operates solely LNG vessels. The Partnership reports financial information and evaluates its operations and operating results by the type of vessel and not by the length or type of vessel employment for its customers i.e time charters. The Partnership’s management does not use discrete financial information to evaluate operating results for each type of charter. Although revenue can be identified by charter type, management cannot and does not identify expenses, profitability or other financial information in such a manner. When the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide. As a result, the disclosure of geographic information is impracticable.

(u)
Fair Value Measurements: The Partnership follows ASC 820, “Fair Value Measurements and Disclosures”, which defines and provides guidance for the measurement of fair value. This guidance creates a fair value hierarchy of measurement and indicates that, when possible, fair value is the price that would be received in the sale of an asset or the price that would be paid in the transfer of a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable data that are not corroborated by market data (Level 3). For example, the reporting entity’s own data has a Level 3 priority because it is not or not yet observable or corroborated by market data. Observable market based inputs or unobservable inputs that are corroborated by market data are classified under Level 2 of the fair value hierarchy. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
(v)
Commitments and Contingencies: Commitments are recognized when the Partnership has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will likely be required to satisfy such obligation and a reliable estimate of the amount of such obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless there is a remote possibility of an outflow of resources embodying economic benefits. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

(w)
Accounting for Financial Instruments: The principal financial assets of the Partnership consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Partnership consist of trade and other accounts payable, accrued liabilities, long-term debt and amounts due to related parties. The Partnership may also consider, from time to time, entering into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Derivative financial instruments are generally used to manage risk related to fluctuations of interest rates. ASC 815, “Derivatives and Hedging”, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 7). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met. At the inception of a hedge relationship, the Partnership formally designates and documents the hedge relationship with respect to hedge accounting, the risk management objective and the strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is the mitigation of risk exposure resulting from variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives is recorded in “Accumulated Other Comprehensive Income/ (Loss)” and subsequently recognized in earnings when the hedged items impact earnings.

Recent Accounting Pronouncements Adopted
i)
ASU 2014-09 (Topic 606): On January 1, 2018, the Partnership adopted the provisions of ASU 2014-09 (Topic 606). The standard, as amended from time to time, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The adoption of this standard primarily changes the method of recognizing revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the discharge-to-discharge method, revenue is recognized from the discharge of the prior voyage, or contract date of the current voyage if later, until the discharge of the current voyage. Under the load-to-discharge method, revenue is recognized from the load of a voyage until its discharge. The Partnership neither currently operates nor has historically operated any of its fleet vessels under voyage charters and therefore, the Partnership has no charter contracts which fall under the provisions of ASC 606.  The Partnership’s revenue historically was and currently is derived from time charters.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
The Partnership elected to adopt ASC 606 by applying the modified retrospective method only to contracts that were not completed at January 1, 2018. The Partnership’s quantitative assessment of the effects of the adoption of this new guidance indicated that the financial impact of applying the new revenue recognition standard as outlined above did not have any effect to the opening retained earnings of the Partnership as of January 1, 2018 as it determined that its contracts contained a lease arrangement (Note 2 Recent Accounting Pronouncements Adopted (ii)). As a result, the comparative periods have not been restated and continue to be reported under the accounting guidance in effect for those periods.
ii)
ASU 2016-02: In February 2016, the FASB issued ASU No. 2016-02, “Leases (ASC 842)”, and as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Entities are also provided with practical expedients that allow entities not to: (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In addition, the new standard (i) provides entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new lease standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests and (ii) provide lessors with a practical expedient, by class of underlying asset, in order not to separate non-lease components from the associated lease component and to instead account for those components as a single component if both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842.

iii)
The Partnership elected to early adopt ASC 842 as of September 30, 2018, with such adoption being reflected as of January 1, 2018, the beginning of the annual period in accordance with ASC 250, by using the modified retrospective transition method and elected to apply to apply the additional and optional transition method to existing leases at the beginning of the period of adoption of January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements The Partnership qualified for all and elected to apply all the practical expedients discussed above. The Partnership further evaluated that the predominant component in its time charter agreements is the lease component. In this respect, the Partnership made an accounting policy election to account for both the lease and non-lease components in its lease contracts as an operating lease in accordance with the provisions of ASC 842. The early adoption of ASC 842 had no material effect on the Partnership’s consolidated financial position and results of operations for the year ended December 31, 2018.

Per ASC 842, initial indirect costs, which are indirect costs of a lease that would not have been incurred if the lease had not been obtained are not material. Costs for positioning the vessel (ballast leg) to the delivery port are considered as costs to prepare the vessel for its intended use after lease inception, but prior to lease commencement, and the Partnership has made an accounting policy election to analogize to the guidance on contract fulfillment costs per ASC 340-40.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
As of December 31, 2018, deferred ballast costs and related ballast income amounted to $1.1 million and $1.4 million, and are included under Deferred charges and Deferred revenue, respectively, in the accompanying consolidated balance sheet. Amortization expense related to deferred ballast costs for the year ended December 31, 2018 amounted to $0.1 million and is included under Voyage expenses in the accompanying consolidated statement of income. Amortization of deferred ballast income for the year ended December 31, 2018 amounted to $0.1 million and is included under Voyage revenues in the accompanying consolidated statement of income.
iv)
ASU 2016-01, “Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” as updated by ASU 2018-03 “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10)”. The amendments in this update affect all entities that hold financial assets or owe financial liabilities and address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This new standard was adopted on January 1, 2018 and had no impact on the Partnership’s consolidated financial statements and note disclosures.

v)
ASU No. 2016-15, “Statement of Cash Flows Classification of Certain Cash Receipts”. This update addresses eight specific cash flow issues and provides specific guidance in how certain cash receipts and cash payments should be presented and classified in the statement of cash flows under Topic 230 with the objective of reducing the current and potential future diversity in practice. ASU No. 2016-15 was adopted as of January 1, 2018 and its adoption did not result in any changes in the classification of cash receipts and cash payments in the Partnership’s reported consolidated statements of cash flows.

ASU No. 2016-18, “Statement of Cash Flows – Restricted Cash”. The amendments in this update require that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Partnership early adopted ASU No. 2016-18 as of April 1, 2018. The amendments in this update should be applied using a retrospective transition method to each period presented. As a result, an amount of $25,000 of non-current restricted cash has been aggregated with the $57,595 and the $24,293 cash and cash equivalents in the beginning of period line items on the comparative consolidated statements of cash flows for the years ended December 31, 2017 and 2016, respectively.
vi)
ASU 2017-01, “Business Combinations, Clarifying the Definition of a business”.  The amendments in this update were issued in order to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similarly identifiable assets, the set is not a business. The implementation of this update as of January 1, 2018, had no impact on the Partnership’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted
i)
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
ii)
ASU No. 2018-13: In August 2018, the FASB issued ASU No. 2018-13, “Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within that year.  Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU.  Management is currently evaluating the impact of this adoption on its consolidated financial statements and related disclosures.

3. Going concern considerations
As of December 31, 2018, the Partnership reported cash and cash equivalents of $109.9 million and a working capital deficit of $159.8 million, resulting primarily from the upcoming maturity of the Partnership’s 2019 Notes on October 30, 2019. Although the Partnership’s liquidity is unpredictable since it is dependent on numerous factors that are outside of the Partnership’s control, certain Partnership expenditures and revenues may be estimated. Such Partnership expenditures and revenues include (i) the scheduled repayment of principal and interest on the Partnership’s debt, (ii) the payment of distributions on the Partnership’s common and preferred units, when, as and if declared in the sole discretion of its’ Board of Directors, (iii) the payment of expected capital expenditures and working capital and (iv) the maintenance of cash reserves to satisfy the liquidity covenant contained in the 2019 Notes and (v) the Partnership revenues contracted to be earned under long-term charter agreements.
The Partnership’s 2019 Notes mature on October 30, 2019, which upcoming maturity has been the primary cause of the Partnership’s working capital deficit as of December 31, 2018. The Partnership estimates that available cash and cash expected to be generated from operating activities will not be sufficient to repay the 2019 Notes when they become due on October 30, 2019. Based on the foregoing, there is substantial doubt about the Partnership’s ability to continue as a going concern.
On October 23, 2018, the Partnership concluded an underwritten public offering of 2.2 million 8.75% Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units”) resulting in net proceeds of $53.0 million, which may be used to partially repay the 2019 Notes. In an effort to address the repayment of the remaining amount outstanding under the 2019 Notes and the working capital requirements over the next 12 months, the Partnership is exploring, on an ongoing basis, several capital raising alternatives which may include issuing, in public or private transactions, additional secured or unsecured debt, debt securities, equity securities, entering into other refinancing transactions or a combination of the foregoing.
The Partnership continues to evaluate all of its refinancing options with respect to the 2019 Notes and to address the liquidity needs of the Partnership and, since the Partnership believes it will receive the additional financing it requires, the consolidated financial statements of the Partnership have been prepared assuming the Partnership will continue as a going concern. No adjustments, other than with respect to classifying the 2019 Notes under current liabilities which is in accordance with its current maturity, have been made to the Partnership’s consolidated financial statements as of December 31, 2018.
4. Transactions with related parties:
During the years ended December 31, 2018, 2017 and 2016, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of income:

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
4. Transactions with related parties (continued):
	Years ended December 31,
	2018	2017	2016
Included in voyage expenses
Charter hire commissions (a)	$1,654	$1,830	$2,212

Included in general and administrative expenses – related party
Executive services fee (d)	$637	$605	$595
Administrative services fee (e)	$120	$120	$120

Management fees-related party
Management fees (a)	$6,347	$6,162	$5,999

As of December 31, 2018 and 2017, balances with related parties consisted of the following:
	Year ended December 31,
	2018	2017
Assets:
Working capital advances granted to the Manager (a)	$1,086	$883
Security deposits to Manager (a)	$1,350	$1,350

Liabilities included in Due to related party:
Executive service charges due to Manager (d)	$154	$—
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$122	$42
Total liabilities due to related party, current	$306	$72

a) Dynagas Ltd.
The Partnership’s vessels have entered into vessel management agreements with Dynagas Ltd., the Partnership’s Manager. Pursuant to the terms of these agreements (the “Management Agreements”), the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon vessel’s delivery until the termination of the Management Agreement. The Management Agreements initially terminate on December 31, 2020 and are thereafter, automatically extended in additional eight-year increments if notice of termination is not previously provided by the Partnership’s vessel-owning subsidiaries. Beginning on the first calendar year after the commencement of each vessel’s Management Agreement and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of each Management Agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services. The amount of such increase is to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership’s Conflicts Committee. Under the terms of the Management Agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses and general and administrative expenses that are not covered by the management fees.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
4. Transactions with related parties (continued):
During the years ended December 31, 2018, 2017 and 2016, each vessel was charged a daily management fee of $2.9, $2.8 and $2.7, respectively. During the years ended December 31, 2018, 2017 and 2016, management fees under the vessel Management Agreements amounted to $6,347, $6,162 and $5,999, respectively, and are separately reflected in the accompanying consolidated statements of income.
The Management Agreements also provide for:
(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager, and,
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel, if applicable, plus out of pocket expenses.
During the years ended December 31, 2018, 2017 and 2016, charter hire commissions under the Management Agreements amounted to $1,654, $1,830 and $2,212, respectively, and are included in Voyage expenses-related party in the accompanying consolidated statements of income.
The Management Agreements will terminate automatically after a change of control of the owners and/or of the owners’ ultimate parent, in which case an amount equal to the estimated remaining fees, but in any case not less than for a period of 36 months and not more than 60 months, will become payable to the Manager. As of December 31, 2018, based on the maximum period prescribed in the Management Agreements up to the initial termination period and the basic daily fee in effect during the year ended December 31, 2018, such termination fee would be approximately $19.1 million.
The Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Management Agreements, prior to their eight year term, by any reason other than Manager’s default, the advance is not refundable. Such advances as of December 31, 2018 and 2017, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.
In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of December 31, 2018 and 2017, amounts of $1,086 and $883, respectively, were due from the Manager in relation to these working capital advances granted to it.
(b) Loan from related party
On November 18, 2013, upon the completion of its IPO, the Partnership entered into the $30 million Sponsor Facility with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The $30 million Sponsor Facility was extended on November 14, 2018 for an additional term of five years on terms and conditions identical with the initial credit facility (the “$30 million Extended Sponsor Facility”). The $30 million Extended Sponsor Facility may be drawn and be prepaid in whole or in part at any time during the life of the facility which is until November 2023. No amounts have been drawn under the respective facility as of December 31, 2018 and 2017.
(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement
At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, as amended and as currently in effect. The amended Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership’s option to acquire the Initial Optional Vessels (as defined in the Omnibus Agreement), including the Partnership’s right to acquire the Sponsor’s ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier (or the “Additional Optional Vessels” and together with the Initial Optional Vessels, the “Optional Vessels”), which were all delivered between December 2017 and February 2019, (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and,

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
4. Transactions with related parties (continued):
(iv) the Sponsor’s provisions of certain indemnities in favor of the Partnership.
On December 21, 2015, the Partnership completed the third dropdown of the seven Initial Optional Vessels owned by its Sponsor and acquired 100% of the ownership interests in the entity that owns and operates the Lena River for an aggregate purchase price of $240.0 million (the “Lena River Acquisition”), excluding acquisition costs. At the closing date of the Lena River Acquisition, the Sponsor provided a $35.0 million interest free credit financing to the Partnership in respect of unsettled amounts in connection with the acquisition, which have been repaid by the Partnership early in January 2016. The repayment was made from the $66.7 million remaining available funds drawn under a $200 million senior term loan facility dated December 17, 2015, the initial proceeds of which were drawn in December 2015 in order to partially finance the respective acquisition and which, since then, has been repaid in full.
On February 6, 2018, the Partnership extended with retroactive effect the deadline for exercising the purchase option for the Clean Horizon and the Clean Vision, two of the four remaining Initial Optional Vessels, up to December 31, 2018. In addition, on March 30, 2018, by mutual agreement, the Partnership and its Sponsor further extended the deadline for exercising the purchase option of the Clean Ocean and the Clean Planet, the other two of the four remaining Initial Optional Vessels, from March 31, 2018 to December 31, 2018. The purchase option periods with regards to the four remaining Initial Optional Vessels have not been further extended since that date.
Following the expiration of the purchase options on the four remaining Initial Optional Vessels, the Partnership still retains the legal right to exercise the option to acquire from its Sponsor its 49% ownership interest in the Additional Optional Vessels, at the period specified and as per the terms prescribed in the Omnibus Agreement.
(d) Executive Services Agreement
On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $616 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1455 as of December 31, 2018), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the years ended December 31, 2018, 2017 and 2016, executive service fees amounted to $637, $605 and $595, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income.
(e) Administrative Services Agreement
On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by Dynagas. During the years ended December 31, 2018, 2017 and 2016, administrative service fees amounted to $120 and are included in general and administrative expenses – related party in the accompanying consolidated statements of income.
(f) Other

Under certain of the Partnership’s time charter contracts with a third party charterer, if Vasora Marine Company Limited (“Vasora”), an entity unrelated to the Partnership, that has also entered into a time charter contract with the same charterer for its vessel under construction, defaults to take delivery of its vessel according to the terms of the shipbuilding contract with the shipyard, then the charterer will have the right to terminate or amend the Partnership’s time charter contracts. Vasora is beneficially owned by the managing director of Dynagas Ltd, the Partnership’s Manager.

The Partnership did not have any monetary transactions with Vasora during the year ended December 31, 2018, 2017 or 2016 and did not have any receivables from or payables to the entity at December 31, 2018 and 2017. The vessel is expected to be delivered within 2019. Upon delivery of the vessel, the Partnership’s time charter contracts will no longer be affected by any potential non-compliance by Vasora.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
5. Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2016	$1,167,500	$(159,883)	$1,007,617
—Depreciation	—	(30,319)	(30,319)
Balance December 31, 2017	$1,167,500	$(190,202)	$977,298
Other additions to vessels’ cost	409	—	409
Depreciation	—	(30,330)	(30,330)
Balance December 31, 2018	$1,167,909	$(220,532)	$947,377

As of December 31, 2018, all vessels comprising the Partnership’s fleet were first priority mortgaged as collateral to secure the Term Loan B, further discussed in Note 6.
6. Long-Term Debt:
The amounts shown in the accompanying consolidated condensed balance sheets are analyzed as follows:
		Year Ended
Debt instruments	Borrowers-Issuers	December 31, 2018	December 31, 2017

$480 Million Term Loan Facility	Arctic LNG and Dynagas Finance LLC	472,800	477,600
$250 Million Senior Unsecured Notes	Dynagas Partners and Dynagas Finance	250,000	250,000
Total debt		$722,800	$727,600
Less deferred financing fees		(9,984)	(13,247)
Total debt, net of deferred finance costs		$712,816	$714,353
Less current portion, net of deferred financing fees		$(251,754)	$(2,655)
Long-term debt, net of current portion and deferred financing fees		$461,062	$711,698

$480 Million Senior Secured Term Loan Facility
On May 18, 2017, Arctic LNG and Dynagas Finance LLC, wholly owned subsidiaries of the Partnership, as co-borrowers, entered into a $480.0 million senior secured term loan (the “Term Loan B”). The net proceeds of the Term Loan B were used to refinance and repay in full the indebtedness outstanding under the Partnership’s existing $340 million senior secured revolving credit facility and the $200 million term loan facility and to pay transaction fees and expenses. The Term Loan B bears interest at LIBOR plus a margin and provides for a 0.25% quarterly amortization on the principal and a bullet payment at maturity in May 2023. The Term Loan B is secured by a first priority mortgages on the vessels owned by the borrower subsidiary guarantors, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels, pledges on certain deposit accounts of Arctic LNG and its vessel owning subsidiaries, among others and is guaranteed by the Partnership, certain of the Partnership’s subsidiaries and the vessel-owning subsidiaries of Arctic LNG.
The Term Loan B contains cross default provisions and negative covenants customary for facilities of the type, including, but not limited to, certain limitations on indebtedness, asset sales, transactions with affiliates, restricted payments (with the ability to distribute available cash subject to no event of default and compliance with certain financial covenants) as further set forth in the provisions of the Term Loan B.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
6. Long-Term Debt (continued):
$250 Million Senior Unsecured Notes due 2019
On September 15, 2014, the Partnership completed the public offering of the 2019 Notes due October 30, 2019 with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. The 2019 Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. Pursuant to the terms of the 2019 Notes and the Indenture, the Partnership may issue, from time to time, senior unsecured debentures which may be unlimited as to principal amount, in one or more series. The 2019 Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at the option of the Partnership prior to maturity.
The Term Loan B and the 2019 Notes contain financial covenants that require the Partnership to:
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
The financing agreements for both the Term Loan B and the 2019 Notes restrict the Partnership from declaring or making any distributions if an event of default has occurred, is occurring or would occur as a result of the distribution. The Term Loan B further restricts the Partnership from paying any dividend or other distributions unless a minimum interest coverage ratio is met on a consolidated basis.
As of December 31, 2018, the Partnership was in compliance with all financial covenants prescribed in its debt agreements, including the 2019 Notes and the Term Loan B.
The annual principal payments for the Partnership’s outstanding debt arrangements as at December 31, 2018, required to be made after the balance sheet date were as follows:
Year ending December 31,	Amount
2019	$254,800
2020	4,800
2021	4,800
2022	4,800
2023	453,600

Total long-term debt	$722,800

The Partnership’s debt is denominated in U.S. dollars and, apart from the 2019 Notes that bear a fixed interest rate, the Term Loan B bears a floating interest rate. The weighted average interest rate on the Partnership’s long-term debt for the years ended December 31, 2018, 2017 and 2016, was 6.4%, 5.4% and 4.4%, respectively.
Total interest incurred on long-term debt for the years ended December 31, 2018, 2017 and 2016, amounted to $46,884, $39,775 and $32,887, respectively, and is included in Interest and finance costs (Note 12) in the accompanying consolidated statements of income.
Commitment fees incurred for the years ended December 31, 2018, 2017 and 2016, amounted to nil, nil and $2, respectively. Such fees are included in Interest and finance costs (Note 12) in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
7. Fair Value Measurements:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
◾
Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of non-current portion of the amounts due from related parties, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital, is $1,128 as of December 31, 2018, compared to its carrying value of $1,350 as of the same date.

◾
Long-term debt: The Term Loan, B discussed in Note 6, has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans. The 2019 Notes have a fixed rate and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in over-the-counter market), is approximately $237.2 million as of December 31, 2018, compared to its carrying value of $250.0 million.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
◾	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
◾
Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and

◾	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the determination of the fair value of the assets or liabilities.
8. Time charters acquired:
In December 2015, the Partnership acquired from its Sponsor the Lena River which was one of the Initial Optional Vessels (Note 4(c)). In connection with the Lena River acquisition, the Partnership paid an aggregate consideration of $240.0 million consisting of (i) the purchase price of the vessel and (ii) the fair value of the favorable time charter contract attached to the vessel. As a result, the Partnership recognized an intangible asset of $20.0 million, which represented the fair value of the time charter acquired, at the time of acquisition.
During the years ended December 31, 2018, 2017 and 2016, the amortization of the above market acquired time charter related to the acquisition of the Lena River amounted to $5,267, $7,247 and 7,268 respectively, and is included in Voyage revenues in the accompanying consolidated statements of income. As of December 31, 2018 and 2017, accumulated amortization related to the time charter acquired amounted to $20,000 and $14,733, respectively. The respective intangible asset was fully amortized to revenues in the third quarter of 2018, in accordance with the expiration of the respective charter contract. The unamortized portion of the respective intangible asset as of December 31, 2017, amounting to $5,267 is presented under “Above-market acquired time charter contract” in the accompanying consolidated balance sheets.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
9. Commitments and Contingencies:
(a) Long-term leases:
As discussed in Note 2, the Partnership employs its vessels under time charter contracts. Certain of its time charters provide for variable lease payments, escalating lease payments, charterers’ options to extend the lease terms, termination clauses and charterers’ options to purchase the underlying assets. The Partnership, in order to calculate future minimum contracted lease payments, has assessed all the relevant factors that create an economic incentive for the lessee to be reasonably certain to exercise lease renewal, termination or purchase options.
Three of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. As described in Note 2, under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates. Specifically, under one of the Partnership’s time charters, the charterer has options to extend a three year contract, by two consecutive 12 month periods, at escalating rates and, under two of its time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder. The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.
As of December 31, 2018, the Partnership reported lease income (which excludes the non- cash effect of amortization of prepaid and accrued charter revenue and other non-cash adjustments, if any) of $131.4 million. The Partnership’s maturity analysis of future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of December 31, 2018, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:
Year ending December 31,	Amount
2019	$121,333
2020	125,783
2021	114,794
2022	103,824
2023	103,824
2024 and thereafter	654,475
Total	$1,224,033

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
9. Commitments and Contingencies (continued):
(b) Other:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is then able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership is covered in the event of any liabilities associated with the individual vessels’ actions up to the maximum limits as provided for by the Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
(c) Technical and Commercial Management Agreement:
As further disclosed in Note 4, the Partnership has contracted with Dynagas Ltd. for the provision of commercial, administrative and technical management of its vessels pursuant to certain Management Agreements. For the commercial services provided under the Management Agreements, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $17,541. For vessel administrative and technical management fees, the Partnership paid during the year ended December 31, 2018, a daily management fee of $2.9 per vessel (Note 4(a)). Management fees for the period from January 1, 2019 to the date of the expiration of the agreements on December 31, 2020, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to be $13,289 and are analyzed as follows:
Period/ Year ending December 31,	Amount
2019	$6,537
2020	6,752
Total	$13,289

10. Partners’ Equity:
Series A Preferred Units:
On July 20, 2015, the Partnership concluded an underwritten public offering of 3,000,000 9% Series A Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received $72.3 million of proceeds from this offering, net of the $2.4 million underwriting discount of and incurred offering expenses of $0.3 million.
Series B Preferred Units:
On October 23, 2018, the Partnership concluded the underwritten public offering of 2,200,000 Series B Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received net proceeds of $53.0 million from this offering, after deducting underwriters’ discounts and commissions and offering expenses, which amounted to $2.0 million.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
10. Partners’ Equity (continued):
Conversion of Sponsor’s Subordinated Units into Common Units:
On January 23, 2017 (the “Sponsor Subordinated Units Conversion Date”), upon payment by the Partnership to its common unitholders of the quarterly distribution in respect of the fourth quarter of 2016 and upon satisfaction of certain other conditions defined and set forth in the partnership agreement then in effect, the Partnership’s subordination period expired. Accordingly, the Sponsor’s 14,985,000 issued and outstanding subordinated units representing limited partner interests in the Partnership were converted into common units on a one-for-one basis (the “Sponsor Subordinated Units Conversion”). Pursuant to the terms of the limited partnership agreement then in effect, after the expiration of the subordination period, arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters no longer accrue and the subordinated units participate pro rata with other common units in distributions of available cash. No cash consideration was paid in connection with the Sponsor Subordinated Units Conversion.
Concurrently with the conclusion of the Series B Preferred Units Public Offering, the Partnership entered into the Limited Partnership Agreement in order to, among others, conform its provisions to the terms and provisions related to the issuance of the Series B Preferred Units and to remove references to subordinated units and subordinated period that are no longer in effect.
As of December 31, 2018, the Partnership had 35,490,000 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.
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

The percentage allocations of available cash from operating surplus among the common unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are illustrated below. The percentage interests shown for the common unitholders, the General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assumes that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest. Under the Limited Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the first target distribution level.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Partners’ Equity (continued):
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

On April 12, 2018, following a strategic review of the Partnership’s financial profile and distribution policy, the Partnership’s Board of Directors approved a plan to reduce the common units’ quarterly distribution from $0.4225 per common unit to $0.25 per common unit, or from $1.69 to $1.00 on an annualized basis. The cash distribution at the reduced level was first applied to the first quarter of 2018 cash distribution.
As the quarterly distributions with respect to the first, second, third and fourth quarters of 2018 were below $0.365 per common unit, both the actual cash distributions made with regards to those quarters and the allocation of net income for the purposes of the earnings per common unit calculation were based on the limited partners’ and General Partner’s ownership percentage applying to the minimum quarterly distribution level, as per the above presented distribution waterfall.
Preferred Units distribution and redemption provisions:
Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Distributions are payable at a distribution rate of 9.00% per annum of the stated liquidation preference.
Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.
Distributions on the Series B Preferred Units are cumulative from the date of original issue and are payable quarterly on February 22, May 22, August 22 and November 22, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Furthermore, distributions on the Series B Preferred Units are payable (i) from and including the original issue date to, but excluding, November 22, 2023 at a fixed rate equal to 8.75% per annum of the stated liquidation preference per unit and (ii) from and including November 22, 2023 at a floating rate equal to three-month LIBOR plus a spread of 5.593% per annum of the stated liquidation preference per unit.
At any time on or after November 22, 2023, the Series B Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
10. Partners’ Equity (continued):
The Series A Preferred Units and the Series B Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership’s indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank pari passu with the Series B Preferred Units. Both the Series A Preferred Units and the Senior B Preferred Units rank senior to the Partnership’s common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units and the Series B Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units and the Series B Preferred Units as to payment of distributions. The Series A Preferred Units and the Series B Preferred Units rank junior to all of the Partnership’s existing and future indebtedness. The interests of the holders of Series A Preferred Units or Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred units or Series B Preferred Units, and by other transactions.
Common unit distributions:
On January 1, 2018, the Partnership’s Board of Directors declared a quarterly cash distribution, for the fourth quarter of 2017 of $0.4225 per common and general partner unit, or $15.0 million which, on January 18, 2018, was paid to all unitholders of record as of January 11, 2018.
On April 12, 2018, following Partnership’s strategic review of its financial profile and distribution policy discussed above, the Partnership’s Board of Directors unanimously approved a cash distribution on the Partnership’s common units in respect of the first quarter of 2018  $0.25 per common unit. The first quarter common unit cash distribution amounted to $8.9 million and was paid on May 3, 2018, to all common unitholders of record as of April 26, 2018.
On July 2, 2018, the Partnership’s Board of Directors unanimously approved a cash distribution on the Partnership’s common units in respect of the second quarter of 2018 of $0.25 per common unit. The second quarter common unit cash distribution amounted to $8.9 million and was paid on July 19, 2018, to all common unitholders of record as of July 12, 2018.
On October 9, 2018, the Partnership’s Board of Directors unanimously approved a cash distribution on the Partnership’s common units in respect of the third quarter of 2018 of $0.25 per common unit. The third quarter common unit cash distribution amounted to $8.9 million and was paid on October 26, 2018, to all common unitholders of record as of October 19, 2018.
Preferred unit distributions:
On January 19, 2018, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2017 to February 11, 2018. The cash distribution was paid on February 12, 2018, to all Series A preferred unitholders of record as of February 5, 2018.
On April 19, 2018, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2018 to May 11, 2018. The cash distribution was paid on May 14, 2018, to all Series A preferred unitholders of record as of May 5, 2018.
On July 19, 2018, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2018 to August 11, 2018. The cash distribution was paid on August 13, 2018, to all Series A preferred unitholders of record as of August 5, 2018.
On October 19, 2018, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from August 12, 2018 to November 11, 2018. The cash distribution was paid on November 12, 2018, to all Series A preferred unitholders of record as of November 5, 2018.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
10. Partners’ Equity (continued):
General Partner Distributions:
During the years ended December 31, 2018, 2017 and 2016, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $59, $129 and $127, respectively.
11. (Loss)/ Earnings per Unit:
The Partnership calculates earnings/ (loss) per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 10 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the years ended December 31, 2018, 2017 and 2016.
The calculations of the basic and diluted earnings per common unit are presented below:
	Year ended December 31,
	2018	2017	2016
Partnership’s Net income	$3,613	$17,339	$66,854
Less:
Net Income attributable to preferred unitholders	7,659	6,750	6,750
Net Income attributable to subordinated unitholders	—	1,208	25,323
General Partner’s interest in Net Income	(4)	79	129
Net income/(loss) attributable to common unitholders	$(4,042)	$9,302	$34,652
Weighted average number of common units outstanding, basic and diluted	35,490,000	34,545,740	20,505,000
Earnings/ (Losses) per common unit, basic and diluted	$(0.11)	$0.27	$1.69

12. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:
	Year ended December 31,
	2018	2017	2016
Interest expense (Note 6)	$46,884	$39,775	$32,887
Amortization and write-off of deferred financing fees	3,261	5,387	1,984
Commitment fees (Note 6)	—	—	2
Other	345	1,119	118
Total	$50,490	$46,281	$34,991

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

13. Taxes:
Under the laws of the countries of the Partnership and its subsidiaries’ incorporation and / or vessels’ registration, the Partnership and its subsidiaries are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical manager of the Partnership’s vessels, Dynagas Ltd., an affiliate (Note 4(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf the Partnership. These tonnage taxes for the years ended December 31, 2018, 2017 and 2016, amounted $548, $417 and $339, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Partnership operating the ships meets both of the following requirements: (a) the Partnership is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and exempts the type of income earned by the vessel owning Partnership and (b) either (i) more than 50% of the value of the Partnership’s stock is owned, directly or indirectly, by individuals who are “residents” of the Partnership’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Partnership’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test). Additionally, the Partnership must meet all of the documentation requirements as outlined in the regulations.
The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2018, 2017 and 2016 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source shipping income, for 2018, 2017 and 2016, the Partnership would be subject to U.S. federal income tax of approximately nil, $123 and $51, respectively.
14. Subsequent Events:
(a)
Fourth quarter of 2018 common unit cash distribution: On January 23, 2019, the Partnership’s Board of Directors approved a plan to reduce further the common units’ quarterly distribution from $0.25 per common unit to $0.0625 per common unit, or from $1.00 to $0.25 on an annualized basis. This reduction took effect from the common unit cash distribution in respect of the fourth quarter of 2018. The fourth quarter 2018 common unit cash distribution amounted to $2.2 million and was paid on February 14, 2019, to all common unitholders of record as of February 7, 2019.

(b)
Quarterly Series A Preferred unit cash distribution: On January 21, 2019, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2018 to February 11, 2019. The cash distribution is expected to be paid on February 12, 2019, to all Series A preferred unitholders of record as of February 5, 2019.

(c)
Initial Series B Preferred unit cash distribution: On January 31, 2019, the Partnership’s Board of Directors approved an initial distribution on the Series B Preferred Units in an amount equal to $0.7231 per unit for the period from and including October 23, 2018 to, but excluding, February 22, 2019. The initial distribution on the Series B Preferred Units was paid on February 22, 2019, to all Series B Preferred unitholders of record as of February 15, 2019.

(d)
First quarter of 2019 common unit cash distribution: On April 22, 2019, the Partnership's Board of Directors declared a cash distribution on the Partnership's common units in respect of the first quarter of 2019. The first quarter 2019 common unit cash distribution amounted to $2.2 million and is due to be paid on May 10, 2019, to all common unitholders of record as of May 3, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DYNAGAS LNG PARTNERS LP

		By:	/s/ Michael Gregos
			Name:	Michael Gregos
			Title:	Chief Financial Officer (Principal Financial Officer)

Date:	April 24, 2019