Form 20-F
period 2019-12-31
Dynagas LNG Partners LP
filed 2020-04-16
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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

Poseidonos Avenue and Foivis 2 Street 166 74 Glyfada, Athens, Greece
(Address of principal executive offices)
Michael Gregos Poseidonos Avenue and Foivis 2 Street 166 74 Glyfada, Athens, Greece Tel. +30 210 891 7960
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common units representing limited partnership interests	DLNG	New York Stock Exchange
9.00% Series A Cumulative Redeemable Preferred Units	DLNG PR A	New York Stock Exchange
8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units	DLNG PR B	New York Stock Exchange

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

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes	[_] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

[X] Yes	[_] No
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [_]	Accelerated filer [ ]
Non-accelerated filer [X]	Emerging growth company [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.[_]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[_] Yes	[_] No

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT
This Annual Report on Form 20-F for the year ended December 31, 2019, or the Annual Report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to "Dynagas LNG Partners," the "Partnership," "we," "our" and "us" or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP.  Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our "Fleet". References in this Annual Report to "our General Partner" refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP.  References in this Annual Report to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "Manager" refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. References in this Annual Report to the "Prokopiou Family" are to our Chairman, Mr. Georgios Prokopiou, and certain members of his family.
All references in this Annual Report to us for periods prior to our initial public offering, or IPO, on November 18, 2013 refer to our predecessor companies and their subsidiaries, which are former subsidiaries of our Sponsor that had interests in the Clean Energy, the Ob River and the Amur River, collectively our "Initial Fleet".
All references in this prospectus to "Gazprom", "Equinor", and "Yamal" refer to Gazprom Marketing and Trading Singapore Pte Ltd, Equinor ASA (formerly, Statoil ASA), and Yamal Trade Pte. Ltd., respectively.
Unless otherwise indicated, all references to "U.S. dollars," "dollars" and "$" in this prospectus are to the lawful currency of the United States. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of our vessels.
References herein to the "Omnibus Agreement" refer to the Omnibus Agreement, as amended and as currently in effect, with our Sponsor. The Omnibus Agreement provides us with the right to acquire ownership interests from our Sponsor in certain identified vessels as set forth elsewhere in this Annual Report. Our Sponsor owned or owns, directly or indirectly, 100% of the equity interests of the entities that own or owned these seven identified LNG carriers, the Yenisei River, the Arctic Aurora, the Lena River, the Clean Ocean, the Clean Planet, the Clean Horizon and the Clean Vision, which we refer to throughout this Annual Report as the "Initial Optional Vessels." In 2014 and 2015, we exercised our purchase options under the Omnibus Agreement and acquired from our Sponsor the Arctic Aurora, the Yenisei River and the Lena River. The purchase options for the Clean Horizon, the Clean Vision, the Clean Ocean and the Clean Planet have expired unexercised. Our Sponsor also owns a 49% minority ownership interest in five joint venture entities that currently own five 172,000 cubic meter ARC7 LNG carriers, namely, the Boris Vilkitsky, Fedor Litke, Georgiy Brusilov, Boris Davydov and Nikolay Zubov, including the related charters or other agreements relating to the operation or ownership of these LNG carriers. Our options to purchase the Sponsor's interests in the Boris Vilkitsky, the Fedor Litke and the related agreements have expired unexercised.  We refer to our Sponsor's interests in these vessels and the related agreements, other than with respect to the Boris Vilkitsky and the Fedor Litke, throughout this Annual Report as the "Optional Vessels." Pursuant to the Omnibus Agreement, we have the right but not the obligation, subject to certain terms and conditions, to acquire the Optional Vessels from our Sponsor.
The "Yamal LNG Project" refers to the LNG production terminal on the Yamal Peninsula in Northern Russia.  The terminal consists of three LNG trains with a total capacity of 16.5 million metric tons of LNG per year, that will require ice-class designated vessels to transport LNG from this facility, and for which, two of the vessels in our Fleet, and each of the vessels that comprise Optional Vessels have been contracted.  The Yamal LNG Project is a joint venture between NOVATEK (50.1%), TOTAL E&P Yamal (20%), China National Oil & Gas Exploration and Development Corporation (CNODC) (20%) and Yaym Limited (9.9%). Please see "Item 4. Information on the Partnership—B. Business Overview."

FORWARD-LOOKING STATEMENTS
This Annual Report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "likely," "would," "could," "seek," "continue," "possible," "might," "forecasts," "will," "may," "potential," "should," and similar expressions are forward-looking statements.  These forward-looking statements reflect management's current views only as of the date of this Annual Report and are not intended to give any assurance as to future results.  As a result, unitholders are cautioned not to rely on any forward-looking statements.
Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:
•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	stability of Europe and the Euro;
•	fluctuations in currencies and interest rates;
•	the impact of the discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including dry-docking, crewing and insurance costs, bunker prices and fuel prices;
•	the adequacy of our insurance to cover our losses;
•	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	our ability to repay or refinance our existing debt and settling of interest rate swaps (if any);
•
our ability to incur additional indebtedness on acceptable terms or at all, to access the public and private debt and equity markets and to meet our restrictive covenants and other obligations under our credit facilities, including our $675 Million Credit Facility (as defined below);

•	our Sponsor's ability to fund our $30 Million Revolving Credit Facility (as defined below);
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	our ability to purchase vessels from our Sponsor and other parties in the future, including the Optional Vessels;
•	our continued ability to enter into profitable long-term time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, including the implementation of new environmental regulations;
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

•	our anticipated taxation and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	charterers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, public health threats, pandemics, international hostilities and instability, piracy or acts by terrorists;
•	the impact of public health threats and outbreaks of other highly communicable diseases;
•
the length and severity of the recent coronavirus ("COVID-19") outbreak, including its impacts across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;

•	the impact of adverse weather and natural disasters;

•	future sales of our common units in the public market;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
•	our business strategy and other plans and objectives for future operations; and
•	other factors detailed in this Annual Report and from time to time in our periodic reports.
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
The following table presents our selected historical consolidated financial and operational data as of and for each of the years in the five-year period ended December 31, 2019. The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects." Our selected historical consolidated financial data have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Our selected historical consolidated financial information as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. Our selected historical consolidated financial information as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been derived from our audited consolidated financial statements that are not included in this Annual Report.
	Year Ended December 31,
	2019	2018	2017	2016	2015
STATEMENT OF INCOME	(In thousands of Dollars, except for units, per unit data and TCE rates )
Voyage revenues	$130,901	$127,135	$138,990	$169,851	$145,202
Voyage expenses- including related party (1)	(2,709)	(2,802)	(3,619)	(2,961)	(2,804)
Vessel operating expenses	(28,351)	(25,042)	(27,067)	(26,451)	(23,244)
General and administrative expenses- including related party	(2,708)	(2,209)	(1,686)	(1,885)	(1,805)
Management fees	(6,537)	(6,347)	(6,162)	(5,999)	(4,870)
Depreciation	(30,680)	(30,330)	(30,319)	(30,395)	(24,387)
Dry-docking and special survey costs	-	(7,422)	(6,193)	(81)	-
Operating income	$59,916	$52,983	$63,944	$102,079	$88,092
Interest income	2,331	1,051	203	-	35
Interest and finance costs	(58,591)	(50,490)	(46,281)	(34,991)	(27,974)
Other, net	(43)	69	(527)	(234)	(103)
Net Income	$3,613	$3,613	$17,339	$66,854	$60,050

EARNINGS/(LOSS) PER UNIT (basic and diluted):
Common Unit (basic and diluted)	$(0.22)	$(0.11)	$0.27	$1.69	$1.60
Weighted average number of units outstanding (basic and diluted):
Common units	35,490,000	35,490,000	34,545,740	20,505,000	20,505,000
Cash distributions declared and paid per common unit	$0.13	$1.17	$1.69	$1.69	$1.69

BALANCE SHEET DATA:
Total current assets	$18,172	$112,963	$70,404	$60,195	$25,814
Vessels, net	916,697	947,377	977,298	1,007,617	1,036,157
Total assets	989,187	1,063,436	1,054,319	1,106,676	1,108,103
Total current liabilities	64,635	272,742	22,898	53,056	51,353
Total long-term debt, including current portion, gross of deferred financing fees	663,000	722,800	727,600	722,500	688,333
Total partners' equity	313,707	326,485	318,318	367,836	367,838

CASH FLOW DATA:
Net cash provided by operating activities	$43,177	$42,994	$59,339	$103,618	$96,944
Net cash used in investing activities	-	(409)	-	(37,472)	(205,045)
Net cash (used in)/provided by financing activities*	(86,888)	(132)	(74,470)	(32,844)	121,445
FLEET PERFORMANCE DATA:
Number of vessels at the end of the year	6	6	6	6	6
Average number of vessels in operation (2)	6.0	6.0	6.0	6.0	5.0
Average age of vessels in operation at end of year (years)	9.4	8.4	7.4	6.4	5.4
Available Days (3)	2,190.0	2,144.7	2,140.3	2,196.0	1,836.0
Fleet utilization (4)	98.5%	100%	98%	100%	99%
OTHER FINANCIAL DATA:
Time Charter Equivalent (in US dollars) (5)	$58,535	$57,972	$63,249	$75,997	$77,559
Adjusted EBITDA (5)	$90,357	$96,094	$107,545	$139,531	$113,202

*	Comparative amounts have been reclassified due to the current presentation of restricted cash following the adoption of ASU No. 2016-18-Statement of Cash Flows-Restricted Cash.
(1)	Voyage expenses include mainly commissions of 1.25% paid to our Manager.
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
TCE. Time charter equivalent rates, or TCE rates, are measures of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may or will likely incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rates are a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and to assist our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculations of TCE rates may not be comparable to those reported by other companies. The following table reflects the calculation of our TCE revenues for the periods presented, which are expressed in thousands of U.S. dollars) and TCE rates, which are expressed in U.S. dollars and Available Days):
	Year Ended December 31,
(In thousands of Dollars, except for TCE rate data)	2019	2018	2017	2016	2015
Voyage revenues	$130,901	$127,135	$138,990	$169,851	$145,202
Voyage expenses	$(2,709)	$(2,802)	$(3,619)	$(2,961)	$(2,804)
Time charter equivalent revenues	$128,192	$124,333	$135,371	$166,890	$142,398
Total Available Days	2,190.0	2,144.7	2,140.3	2,196.0	1,836.0
Time charter equivalent (TCE) rate	$58,535	$57,972	$63,249	$75,997	$77,559

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

Reconciliation of Net Income to Adjusted EBITDA
(In thousands of U.S. dollars)
Reconciliation to Net Income
Net Income	$3,613	$3,613	$17,339	$66,854	$60,050
Net interest and finance costs (1)	56,260	49,439	46,078	34,991	27,939
Depreciation	30,680	30,330	30,319	30,395	24,387
Class survey costs	-	7,422	6,193	81	-
Amortization of fair value of acquired time charter	-	5,267	7,247	7,268	218
Amortization of deferred revenue	(377)	(45)	369	(58)	608
Amortization of deferred charges	181	68	-	-	-
Adjusted EBITDA	$90,357	$96,094	$107,545	$139,531	$113,202

(1) Includes interest and finance costs, net of interest income, and (gain)/ loss on derivative instruments, if any.
B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.	RISK FACTORS
The following risks relate principally to the industry in which we operate and to our business in general.  Other risks relate principally to the securities market and ownership of our securities, including our common units, our 9.00% Series A Cumulative Redeemable Preferred Units or our Series A Preferred Units and our 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units or our Series B Preferred Units. For a description of the changes to our general strategy, including the restriction on distributions to our common unitholders under the terms and subject to the conditions of the $675 Million Credit Facility, please see "Item 4. Information on the Partnership—B. Business Overview" and "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—$675 Million Credit Facility." The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results or cash available for distribution on our units and the trading price of our securities.
Risks Relating to our Partnership
Our Fleet consists of only six LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our outstanding units, including our preferred units.
Our Fleet consists of only six LNG carriers. If any of our vessels is unable to generate revenues as a result of off-hire time, early termination of the time charter in effect or failure to secure new charters at charter hire rates as favorable as our average historical rates or at all, our future liquidity, cash flows, results of operations, and ability to make quarterly and other distributions to the holders of our outstanding units, including the preferred units, could be materially adversely affected.
Our ability to grow may be adversely affected by our cash distribution policy.

Our cash distribution policy is consistent with the terms of our Partnership Agreement, which requires that we distribute all of our available cash quarterly. There is no guarantee that unitholders will receive quarterly distributions from us as our cash distribution policy is subject to certain restrictions and may be changed or eliminated at any time. In particular, under the terms of the $675 Million Credit Facility (as defined blow), the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility.
Our business strategy currently is to focus our capital allocation on debt repayment, prioritizing balance sheet strength, in order to reposition ourselves for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms. As such, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. Accordingly, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.
We have derived, and believe we will continue to derive, all of our revenues from a limited number of charterers, such as Gazprom, Equinor and Yamal. For the year ended December 31, 2019, during which we derived our operating revenues from four charterers, Gazprom accounted for 47%, Yamal accounted for 31%, Equinor accounted for 16% and a major energy company accounted for 6%, of our total revenues. All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas, COVID-19 and similar epidemics and pandemic and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to pay any distributions, including reduced distributions, to our unitholders.
In addition, a charterer may exercise its right to terminate its charter if, among other things:
•	the vessel suffers a total loss or is damaged beyond repair;
•	we default on our obligations under the charter, including prolonged periods of vessel off-hire;
•	war or hostilities significantly disrupt the free trade of the vessel;
•	the vessel is requisitioned by any governmental authority; or
•
a prolonged force majeure event occurs, such as war, political unrest or a pandemic which prevents the chartering of the vessel, in each such event in accordance with the terms and conditions of the respective charter.

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
Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during the dry-docking period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If one or more of our vessels is dry-docked longer than expected or if the cost of repairs is greater than we had budgeted, there may a material adverse effect on our results of operations and our cash flows, including any cash available for distribution to unitholders. We expect that the next scheduled dry-dockings for all our vessels will be longer and more costly than normal as a result of the need to install ballast water treatment systems ("BWTS") on each vessel in order to comply with regulatory requirements.
Due to the small size of our Fleet, any delay in the completion time of the dry-dockings or overrun of costs caused by additional days of work could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay any distributions on either or both of our common or preferred units.

None of our vessels are scheduled to be dry-docked in 2020.
Our ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The value of our common units may make it difficult or impossible for us to access the equity or equity-linked capital markets. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash distributions may be diminished, or our financial leverage may increase, or our unitholders may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.
To fund our existing and future debt obligations and capital expenditures and any future growth, we may be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:
•	restructuring our debt;
•	seeking additional debt or equity capital;
•	selling assets;
•	reducing distributions relating to our preferred units;
•	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or
•	seeking bankruptcy protection.
Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. The value of our common units may not enable us able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such future financings could limit our ability to pay cash distributions to our unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions, which we currently only make to our preferred unitholders.
The novel coronavirus (COVID-19) pandemic is dynamic and expanding. The continuation of this outbreak likely will have, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition.
The novel coronavirus pandemic is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. Effects of the current pandemic include, or may include, among others:
•
deterioration of worldwide, regional or national economic conditions and activity, which could further reduce or prolong the recent significant declines in energy prices, or adversely affect global demand for LNG, demand for our services, and charter and spot rates;

•	disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;
•
disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions (including for any of our onshore personnel or any of our crew members to timely embark or disembark from our vessels), increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;

•
potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;

•	potential delays in vessel inspections and related certifications by class societies, customers or government agencies;
•	potential reduced cash flows and financial condition, including potential liquidity constraints;
•
reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly-traded securities of us, our peers and of listed companies generally;

•	a reduced ability to opportunistically sell any of our LNG vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•	a decline in the market value of our vessels, which may cause us to (a) incur impairment charges or (b) breach certain covenants under our financing agreements;
•
disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could limit or adversely affect our ability to pursue future growth opportunities; and

•
potential deterioration in the financial condition and prospects of our customers or joint venture partners, or attempts by customers or third parties to invoke force majeure contractual clauses as a result of delays or other disruptions.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any business disruption and the related financial impact to us cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition.
The waiver of or failure to consummate or integrate acquisitions that we undertake in a timely and cost-effective manner, or at all, could have an adverse effect on our business, our plans for growth and our financial condition and results of operations.
Acquisitions that expand our Fleet have been an important component of our business strategy. Pursuant to the Omnibus Agreement, we have the option, but not the obligation, to purchase from our Sponsor the Optional Vessels, which consist of the 49% equity interests of entities that own the vessels Georgiy Brusilov, which was delivered in the fourth quarter of 2018 to its multi-year charter, the Boris Davydov and the Nikolay Zubov, which were delivered in the first quarter of 2019 to their multi-year charters, and have entered into debt and other agreements. We continue to have the right but not the obligation to purchase the Optional Vessels for 24 months following the delivery of such vessels to their respective charterers.  We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee to extend, or further extend, as applicable each purchase option exercise period. However, there is no assurance that our Sponsor will grant an extension requested by us.
Our growth strategy going forward dependent on, among other things, on a continuing relationship with our Sponsor and other factors related to that relationship, some of which are beyond our control including our ability to (i) maintain a drop-down pipeline of existing or newbuild vessels from our Sponsor, (ii) obtain the required consents from lenders and charterers for the acquisition of vessels from our Sponsor, and (iii) finance our business through equity and debt capital markets transactions at terms that are favorable to us, which is highly dependent on favorable market conditions.
Furthermore, we are not obligated to purchase any of the Optional Vessels at the applicable determined price, and, accordingly, we may not complete the purchase of any of such vessels. Moreover, if we are able to agree on a price with our Sponsor, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us or that the financing assumed will on favorable terms to us. In light of recent master limited partnership ("MLP") market volatility and the fall in the value of our common units and preferred units, it may be more difficult for us to complete an accretive acquisition.

We believe that other acquisition opportunities with our Sponsor, parties that are related to our Sponsor and third-parties may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable at or after the time of such acquisition and may be cash flow negative or may not generate sufficient cash flow to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm or have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions (reduced or at all) to our unitholders, including risks that we may:
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
We may be subject to certain risks if we acquire the Optional Vessels from our Sponsor.
If we acquire any or all of the Optional Vessels from our Sponsor pursuant to the terms and subject to the conditions of the Omnibus Agreement, it is expected that we will own such vessels jointly with Sinotrans Shipping LNG Limited, or Sinotrans, and China LNG Shipping (Holdings) Limited, or China LNG Shipping, and we will become party to the shareholders' agreement which governs this joint venture relationship.  Since our Sponsor owns only a 49% interest in the entities that own the vessels that comprise the Optional Vessels, we will not own a majority of the ownership interests in such entities and, as such, we may not be able to exercise control over such entities or the Optional Vessels.  In addition, while we expect that the vessel owning entities will distribute all of their available cash to us and their other holders, we cannot guarantee whether such entities will do so, if at all.
Furthermore, all of the vessels that comprise the Optional Vessels are employed by Yamal in the Yamal LNG Project. Accordingly, such vessels have highly specialized technical specifications to meet the requirements for the Yamal LNG Project and will have limited redeployment prospects to operate as conventional trading LNG carriers if the Yamal charters are terminated for any reason outside our control. To the extent these vessels are no longer employed under the Yamal LNG Project, we may lose our option to purchase our Sponsor's ownership interest in these vessels under the Omnibus Agreement, and further, if such contracts are terminated after we have acquired such ownership interest, we may be unable to re-charter or sell these vessels without making significant capital expenditures to reformat these vessels for trading in other markets, if possible. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows, and ability distribute cash to our unitholders.

Our Sponsor and the joint venture entities that own the Optional Vessels (the "Joint Venture Entities") may be unable to service their debt requirements and comply with the provisions contained in the credit agreements secured by the vessels that comprise the Optional Vessels. If our Sponsor and Joint Venture Entities fail to perform their obligations under these debt agreements or any other agreement relating to the Optional Vessels, our business and plans for growth through the acquisition of Optional Vessels may be materially affected.
Our Sponsor and the Joint Venture Entities may be unable to fulfill their  obligations under the debt and other agreements that are secured by or relate to the vessels that comprise the Optional Vessels. Failure of our Sponsor and the Joint Venture Entities to perform their obligations under the debt, including paying scheduled installments and complying with certain covenants, may constitute an event of default under these secured loan agreements. If an event of default occurs under these loan agreements, our Sponsor's lenders could accelerate the outstanding loans and declare all amounts borrowed due and payable. In this case, if our Sponsor is unable to obtain a waiver or amendment or does not otherwise have enough cash on hand to repay the outstanding borrowings, its lenders may, among other things, foreclose their liens on the vessels that comprise the Optional Vessels. In the event we agree to acquire an Optional Vessel, if our Sponsor or the Joint Venture Entities fail to perform their obligations under other agreements governing the Optional Vessels, we might not be able to acquire such Optional Vessel. In these cases, we may not be able to exercise our rights under the Omnibus Agreement, which may have a material adverse effect on our business and our plans for growth through the acquisition of Optional Vessels.
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
We have entered, and may enter in the future, into contracts, charters, newbuilding and conversion contracts with shipyards, debt agreements with financial institutions, our Sponsor and other counterparts, interest rate swaps, foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and work stoppages or other labor disturbances, including as a result of the recent outbreak of COVID-19.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business."
We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our outstanding units.
Our Board of Directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our Partnership Agreement and applicable law, and there is no guarantee that we will make or continue to make distributions to our unitholders in the same amount that we have in prior quarters or at all in the future.  In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period and thus, we may pay distributions in a lower amount or not all. The level of future cash distributions to our unitholders, which have been suspended with respect to our common units by the Board of Directors of the Partnership will be subject to, among other factors, including, without limitation, the terms and conditions contained in our existing or future debt agreements, market conditions and the cash we generate from operations.    Pursuant to the terms of the $675 Million Credit Facility, the Partnership is prohibited from paying distributions on its common units.  In the event of a default under the $675 Million Credit Facility, the Partnership is prohibited from paying distributions to its preferred unitholders.
As noted above, the amount of cash we can distribute on our common and preferred units depends in part on the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:
•	the rates we obtain from our charters;
•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of natural gas production;
•	demand for LNG;
•	supply of LNG carriers;
•	prevailing global and regional economic and political conditions, including the recent worldwide economic downturn caused by the spread of the novel COVID-19 virus;
•	currency exchange rate fluctuations; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.
In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:
•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring secondhand vessels and complying with regulations;
•	the number of unscheduled off-hire days for our Fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;
•	our debt service requirements and restrictions on distributions contained in our debt instruments;
•
the level of debt we will incur to fund future acquisitions, including any debt we may incur as a result of acquiring the Optional Vessels that we have the right (but not the obligation) to acquire from our Sponsor, pursuant to the terms and subject to the conditions of the Omnibus Agreement (defined below). See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions";

•	fluctuations in interest rates;
•	fluctuations in our working capital needs;
•	variable tax rates;
•
the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

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
Our future operational success depends on our ability to expand relationships with our existing charterers, establish relationships with new charterers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.
We have secured an estimated contract backlog of $1.23 billion for the vessels in our Fleet as of the date of this Annual Report, $0.17 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following a dry-docking. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels' operating costs. Notwithstanding our current estimated contracted backlog, one of our principal objectives is to enter into additional multi-year time charters upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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
Our vessels are employed with only three different charterers. Our existing and future charterers have and will likely have the right to terminate our current or future charters in certain circumstances, such as loss of the ship or damage to it beyond repair, defaults by us in our obligations under the charter, or off-hire beyond allowances contained in the charter agreement.
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

Obtaining additional funds on acceptable terms may not be possible. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced or no distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt, or to pay distributions consistent with our past practices or otherwise. In addition, we are subject to a number of restrictions in our existing debt agreement, which include, among others, a restriction from paying distributions to our common unitholders while borrowings under the facility are outstanding, and our preferred unitholders, if there is an event of default while the facility remains outstanding. Pursuant to the terms of the $675 million Credit Facility, it is considered a change of control, which could allow the lenders to declare the facility payable within ten days,  if, among other things, (i)  Dynagas Holdings Ltd. ceases to own 30% of our total common units outstanding, (ii) any person or persons acting in consent (other than certain permitted holders as defined therein) own a higher percentage of our total common units than in Dynagas LNG Partners LP ("Parent") than our Sponsor and/or have the ability to control, either directly or indirectly, the affairs or composition of the majority of the board of directors or the board of managers of the Parent, (iii) Mr. Georgios Prokopiou ceases to be our Chairman and/or member of our board, or (iv) Dynagas GP LLC ceases to be our general partner. The terms and conditions of our existing debt agreement therefore, if applicable, limit or prevent us from issuing new equity that may reduce our Sponsor's ownership percentage below the required 30%.
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
LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. The amounts outstanding under our $675 Million Credit Facility have been, and amounts under additional credit facilities that we may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.
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
Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. On July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that the continuation of LIBOR in its current form is not guaranteed after 2021. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. There is therefore no guarantee the LIBOR reference rate will continue in its current form post 2021. Various alternative reference rates are being considered in the financial community. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends.  The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or SOFR. The impact of such a transition from LIBOR to SOFR could be significant for us. The counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We have not entered into any derivative instruments such as interest rate swaps since our IPO.

In order to manage our exposure to interest rate fluctuations, we may use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Optional Vessels or other vessels from affiliated or unaffiliated third-parties.
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
We are a non-accelerated filer, and we cannot be certain if the reduced disclosure requirements applicable to us will make our common stock less attractive to investors.

We are currently a "non-accelerated filer", as those terms are defined in the Securities Act.  Accordingly, we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not a "non-accelerated filers," in particular, reduced disclosure obligations regarding exemptions from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting. Decreased disclosures in our SEC filings due to our status as a "non-accelerated filer" may make it harder for investors to analyze our results of operations and financial prospects.

We cannot predict if investors will find our common stock less attractive if we rely on exemptions applicable to smaller reporting companies and non-accelerated filers. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

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
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. On those matters that are submitted to a vote of common unitholders, each record holder of a common unit may vote according to the holder's percentage interest in us of all holders entitled to vote on such matter, although additional limited partners interests having special voting rights could be issued.
Holders of the Series A Preferred Units and Series B Preferred Units generally have no voting rights. However, holders of Series A Preferred Units and Series B Preferred Units have limited voting rights as described under "—Voting Rights."
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
Each record holder of a unit may vote according to the holder's percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates or a transferee approved by the Board of Directors, acquires, in the aggregate, beneficial ownership of more than 4.9% of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests of such class or series in excess of 4.9%, except for the Series A Preferred Units and Series B Preferred Units, and such limited partner interests will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for nominating a person for election to our Board of Directors), determining the presence of a quorum, or for other similar purposes. The voting rights of any such limited partner interests in excess of 4.9% will effectively be redistributed pro rata among the other limited partner interests (as applicable) holding less than 4.9% of the voting power of such class or series. Our General Partner, its affiliates and persons who acquired limited partner interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
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
Our Manager, which is wholly-owned by Mr. Georgios Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to management agreements, or the Management Agreements. We currently pay our Manager a fee of $3,075 per day for each vessel for providing our vessel owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $8.2 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2019.
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
We have further entered into an executive services agreement, or the Executive Services Agreement, on March 21, 2014, with retroactive effect to the date of the closing of our IPO, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, which expired in November 2018 but was automatically renewed for a successive five year term (unless terminated earlier), payable in equal monthly installments. After the expiration of the firm period, the Executive Services Agreement will automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2019, we incurred approximately $0.6 million in connection with this agreement.
Pursuant to an administrative services agreement, or the Administrative Services Agreement, that we entered into on December 30, 2014 and with effect from the date of the closing of our IPO, our Manager also provides us with certain administrative and support services (including certain financial, accounting, reporting, secretarial and information technology services) for which we currently pay a monthly fee of $10,000, plus all related costs and expenses, payable in quarterly installments. As of December 31, 2019, we incurred $0.1 million in connection with this agreement.
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

•
Unitholders' voting rights are further restricted by the Partnership Agreement providing that if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates or a transferee approved by the Board of Directors, acquires, in the aggregate, beneficial ownership of more than 4.9% of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests of such class or series in excess of 4.9%, except for the Series A Preferred Units and Series B Preferred Units, and such limited partner interests will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for nominating a person for election to our Board of Directors), determining the presence of a quorum, or for other similar purposes. The voting rights of any such limited partner interests in excess of 4.9% will effectively be redistributed pro rata among the other limited partner interests (as applicable) holding less than 4.9% of the voting power of such class or series. Our General Partner, its affiliates and persons who acquired limited partner interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.  Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

•	There are no restrictions in our Partnership Agreement on our ability to issue additional equity securities.
The effect of these provisions may be to diminish the price at which the common units will trade.
You may not have limited liability if a court finds that unitholder action constitutes control of our business.
As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a General Partner if you participate in the "control" of our business. Our General Partner generally has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities, except for those contractual obligations of the Partnership that are expressly made without recourse to our General Partner, including as set forth in the Partnership Agreement. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

We can borrow money to pay distributions, which would reduce the amount of credit available to be used in connection with the operation of our business.
Our Partnership Agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity and we are permitted to make distributions under our debt and other agreements, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, see "Item 5. Operating and Financial Review and Prospects."
We are dependent on our affiliated Manager for the management of our Fleet and for the provision of executive management and financial support services.
We subcontract the commercial and technical management of our Fleet, including crewing, maintenance and repair pursuant to the Management Agreements, with our affiliated Manager for the commercial and technical management of our Fleet. The loss of our Manager's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. In addition, our Manager provides us with significant management, administrative, executive, financial and other support services.
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
Our ability to change the Manager of the vessels in our Fleet to another affiliated or third-party manager, is prohibited, without prior written consent, by provisions in our current time charters, the terms of our $675 Million Credit Facility and the Manager's Undertaking delivered by the Manager in connection with the $675 Million Credit Facility.  In addition, we cannot assure you that future debt agreements or time charter contracts with our existing or new lenders or charterers, respectively, will not contain similar provisions.
Since our Manager is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential financial and other problems that might affect our Manager that could have a material adverse effect on us.
The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager's financial strength, and because it is privately held, it is unlikely that information about its financial strength would become public unless our Manager began to default on its obligations. As a result, an investor in our units might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us.
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
LNG carriers are complex and their operation is technically challenging. Marine transportation operations are subject to mechanical risks and problems, including, among others, business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the recent outbreak of COVID-19) and quarantine, or political action in various countries. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.
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
Our Partnership Agreement provides that we and our subsidiaries may borrow funds from our General Partner and its affiliates. However, our General Partner and its affiliates may not borrow funds from us or our subsidiaries.  We are currently unable to pay distributions to our common unit holders due to restrictions in our $675 Million Credit Facility.

Risks Relating to Our Industry
Our future growth and performance depends on continued growth in LNG production and demand for LNG and LNG shipping.
A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing vessel utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the current global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including, without limitation:
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

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;
•	concerns regarding the spread of disease, for example, the COVID-19 virus, safety and terrorism;
•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;
•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or
•
negative global or regional economic or political conditions, including the recent worldwide economic downturn caused by the spread of the novel COVID-19 virus, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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
According to Drewry Shipping Consultants Ltd., or Drewry, LNG trade has started to increase during 2016 and 2019. While India and China were main drivers of LNG trade during 2016-18, Europe played a dominant role in 2019. China's LNG import growth rate declined 14.8% year over year to 61.9 million tons in 2019. Previously, China's LNG import grew 46.1% year over year in 2017 and 41.1% in 2018.  In 2019, France's LNG imports more than doubled to 16 million tons, compared to 2018. Spain's LNG imports grew 61.0% year over year in 2019 to 16.1 million tons. In 2019, LNG trade grew by 11.5% year over year to 349 million tons. However, demand from the key Asian importers, Japan and South Korea declined in 2019 as a change in priorities has marked a shift back to nuclear energy and increased focus on renewables. In the first quarter of 2020, the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade and LNG spot prices. Fluctuating demand along with economic uncertainty could hurt our ability to secure future-term charters.

A continuation of the recent low prices in natural gas and volatile oil prices may adversely affect our growth prospects and results of operations.
Natural gas prices are volatile and have recently reached their lowest levels since 2009 in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:
•	price and availability of crude oil and petroleum products;
•	worldwide and regional supply of, demand for and price of natural gas;
•	the costs of exploration, development, production, transportation and distribution of natural gas;
•	expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;
•	the level of worldwide LNG production and exports;
•	government laws and regulations, including but not limited to environmental protection laws and regulations;
•	local and international political, economic and weather conditions, such as the recent worldwide economic downturn caused by the spread of the novel COVID-19 virus;
•	political and military conflicts; and
•
the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries as well as alternate sources of primary energy such as renewables.

Given the significant global natural gas and crude oil price volatility referenced above, a continuation of current low natural gas prices or oil prices may adversely affect our future business, results of operations and financial condition and our ability to make distributions to preferred unitholders, as a result of, among other things:
•
a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•
low oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;

•	high oil prices negatively affecting the competitiveness of natural gas to the extent that natural gas prices are benchmarked to the price of crude oil;
•	low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;
•
lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;
•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact our compliance with the covenants in our loan agreements.

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
Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.
Gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to, the following:
•	worldwide supply and demand for natural gas;
•	the cost of exploration, development, production, transportation and distribution of natural gas;
•	expectations regarding future energy prices for both natural gas and other sources of energy;
•	the level of worldwide LNG production and exports;
•	government laws and regulations, including but not limited to environmental protection laws and regulations;
•	local and international political, economic and weather conditions, such as the recent worldwide economic downturn caused by the spread of the novel COVID-19 virus;
•	political and military conflicts; and
•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.
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
Our ability, from time to time, to charter or re-charter any vessel at favorable rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future vessel capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG, including due to effects caused by the spread of the novel COVID-19 virus, could adversely affect our ability to charter or re-charter our vessels at acceptable rates or to acquire and profitably operate new vessels. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates, at a time when we may be seeking new charters, may be lower than the hire rates at which our vessels are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for distributions to our unitholders, may substantially decline, as we may only be able to enter into new charters at reduced or unprofitable rates or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low vessel utilization could also have a material adverse effect on the value of our assets.
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
•
the cost of retrofitting or modifying secondhand vessels, if possible, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have a material adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel are likely significant. If a charter terminates, we may be unable to re-deploy the affected vessels at favorable rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. A sustained decline in charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain of the ratios and financial covenants with which we are required to comply are based.  A significant decline in the market value of our vessels could impact our compliance with the covenants in our loan agreements. Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel.  Our inability to dispose of vessels at a reasonable value could also adversely affect our results of operations, financial condition and our ability to pay distributions at all to our unitholders.
An oversupply of ships or delays or abandonment of planned projects may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.
According to Drewry, during the period from 2011 to March 2020, the global fleet of LNG carriers grew from 360 to 568 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolitions. Only 31 LNG carriers, representing 5.5% of the LNG vessels currently in service, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating, according to Drewry.
Although the global newbuilding orderbook dropped sharply in 2008, 2009 and 2010, ordering activity increased in 2011 and 2012 in light of Fukushima nuclear disaster. According to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and 34 in 2012. In 2013 and 2014 ordering activity remained firm and a total of 100 newbuild orders were placed. New orders declined in 2015 to 32, followed by only 7 new orders placed in 2016. In 2017, 14 new LNG orders were placed, however; in 2018 low newbuilding prices and high charter rates attracted investment in the LNG market and 76 LNG carriers (which includes LNG bunkering and small scale LNG carriers) were ordered during the year. Strong new order momentum continued in 2019 with 61 LNG carriers ordered in 2019. As of March 31, 2020, the newbuilding orderbook consisted of 145 vessels with a combined capacity of 21.3 million cbm, equivalent to 23.3% of the current global LNG carrier fleet capacity, according to Drewry. The delivery of these newbuildings will be spread out between 2020 and 2023.
According to Drewry, as of March 31, 2020, there were 52 LNG carriers in the size range of 149,000-155,000 cbm in the LNG trading fleet, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment on orderbook, which have moss spherical containment system.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company's ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude LNG transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment and this could adversely impact the value of our assets and our future financial performance.
The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including but not limited to, the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. If more advanced ship designs are developed in the future and new ships are built that are more efficient, more flexible or have longer physical lives than our Fleet, competition from these more technologically advanced LNG carriers could adversely affect the charter hire rates we will be able to secure when we seek to re-charter our vessels upon expiration or early termination of our current charter arrangements. Such an adverse impact could also reduce the resale value of our vessels and adversely affect our revenues and cash flows, including any cash available for distributions to our unitholders.
If we cannot meet our charterers' quality and compliance requirements, we may not be able to operate our vessels profitably which could have an adverse effect on our future financial performance.
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
Global financial markets and economic conditions have been, and continue to be, unstable and volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets and starting in late February, financial markets in the U.S. experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Such instability and volatility have negatively affected the general willingness of banks, other financial institutions and lenders to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.  These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing.  The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all.  Economic conditions and the economic slow-down resulting from COVID-19 and the international governmental responses to the virus may also adversely affect the market price of our common units.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as a result of increases in interest rates, stricter lending standards, refusals to extend debt financing at all or on similar terms as existing debt arrangements, reductions, and in some cases, termination of funding to borrowers on the part of many lenders. Due to these factors, we cannot be certain that financing or any alternatives will be available to the extent required, or that we will be able to finance or refinance our future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of newbuildings (if any) and additional vessels or otherwise take advantage of business opportunities as they arise. The recent COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy, including LNG and LNG shipping, and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt financing.
As of the date of this Annual Report, we have not secured any financing in connection with the potential acquisition of the Optional Vessels from our Sponsor since it is uncertain if and when such purchase options will be exercised, if at all. Our Sponsor, together with its joint venture partners, have secured financing for the Optional Vessels.  In the event we acquire any or all of such Optional Vessels in the future, we may enter into agreements with our Sponsor and its joint venture partners to novate these loan agreements to us, subject to the satisfaction of certain conditions. Any such novation would be subject to each respective lender's consent. We may also seek to enter into new financing arrangements or alternatives.
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

Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a vessel owner's or operators' intentional or reckless conduct. The 2010 Deepwater Horizon oil spill has resulted in additional regulatory initiatives, including the raising of liability caps under OPA. On February 24, 2014, the U.S. Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability for off-shore facilities under OPA based on inflation, effective in January 2015. In April 2016, the U.S. Bureau of Safety and Environmental Enforcement, or BSEE, announced a new Well Control Rule. However, pursuant to orders by the U.S. President in early 2017, BSEE announced in August 2017 that this rule would be revised. The BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.
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
Please see "Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations."
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.
The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, fifteen countries representing just over 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention.
On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We are required to comply with EU Ship Recycling Regulation by December 31, 2020, since our ships trade in EU region. One of our vessels, the Artic Aurora, is a Maltese flagged vessel. Malta is a EU Member State.
These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets, and may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO's Marine Environment Protection Committee announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

We continue to evaluate different options in complying with IMO and other rules and regulations. We expect that our fuel costs and fuel inventories will increase in 2020 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further there is a risk that if the fuel spread between high sulfur fuel oil ("HSFO") and very low sulfur fuel oil ("VLSFO") continues to shrink, and therefore the alternative cost related to scrubber investments may increase.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates. Our operations and the performance of our vessels, and as a result our results of operations, cash flows and financial position, may be negatively affected to the extent that compliant sulfur fuel oils are unavailable, of low or inconsistent quality, if de-bunkering facilities are unavailable to permit our vessels to accept compliant fuels when required, or upon occurrence of any of the other foregoing events. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
While we carry cargo insurance to protect us against certain risks of loss of or damage to the procured commodities, we may not be adequately insured to cover any losses from such operational risks, which could have a material adverse effect on us. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.
In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
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
Regulations relating to ballast water discharge which came into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  Our six vessels currently do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years.  By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Please see "Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations."
We operate our vessels worldwide, which could expose us to political, governmental and economic instability, terrorist attacks, international hostilities and global public health threats that could harm or have a material adverse effect our business.
Because we operate our vessels worldwide in the geographic areas where our charterers do business, our operations may be affected by changing economic, political and governmental conditions in the countries where our vessels operate, where they are registered, or where our charterers are located. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or Brexit, the U.S. trade war with China, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.
The threat of future terrorist attacks around the world and continuing instability in the Middle East and elsewhere continue to cause economic uncertainty in the global financial markets and may affect our business, financial condition, results of operations and cash flows. In addition, LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Further, any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased vessel operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our charterers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business. We may not be adequately insured to cover losses from these incidents. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran which in January 2020 escalated into a U.S. airstrike in Baghdad that killed a high-ranking Iranian general, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the U.S. and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019). Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.
Further, governments may turn and have turned to trade barriers and trade protectionist policies to protect their domestic industries against foreign imports, thereby curtailing or reducing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the U.S. and China which requires the purchase of over USD 50 billion of Chinese energy product including crude oil. Additionally, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. There have also been continuing trade tensions, including significant tariff increases, between the United States and China. Increasing government trade protectionism may increase the cost of goods exported globally, the length of time required to transport goods and the associated export risks, which may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. As such, any increase in trade barriers or restrictions on trade, such as the U.S. trade war with China, may have a material and adverse impact on our charterers' business, operating results, financial condition and ultimately, affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Such a result may have a material adverse effect on our business, results of operations, financial condition and our ability to make distributions to our unitholders.
In addition, we may be affected, either directly or indirectly, by continuing political tension in Europe between Russia and the Ukraine following Russia's annexation of Crimea through our customers Gazprom and Yamal, which are both based in Russia. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union, or Brexit, and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.
Further economic downturn in any of these countries could have a material and adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.
Outbreaks of epidemic and pandemic of diseases and governmental responses thereto could adversely affect our business.
Our operations and the industry in which we operate are subject to risks related to outbreaks of infectious diseases.  For example, the recent outbreak of COVID-19, a virus causing potentially deadly respiratory tract infections originating in China and subsequently spreading around the world, has negatively affected economic conditions, the supply chain, the labor market, the demand for LNG and LNG shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. As of March 2020, the outbreak of COVID-19 has been declared a pandemic by the World Health Organization ("WHO"). Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. As of March 15, 2020, the United States has temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments are approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry. These measures, though temporary in nature, may continue and increase as countries attempt to contain the outbreak. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by COVID-19. The extent of the COVID-19 outbreak's effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. Although, to our knowledge, there has not yet been any significant delays or disruption of our operations due to COVID-19 to date, the ultimate severity of the outbreak and its effect on the industry in which we operate is uncertain at this time and therefore we cannot predict the continuous impact it may have on our future operations and finances, which could be material and adverse. In addition, trading prices of our shares have recently declined significantly and may continue to decline, due in part to the impact of the COVID-19 on global financial markets.
The U.K.'s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as "Brexit"), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties' relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and in particular, the Gular of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019.  Acts of piracy could, in the future, result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "enhanced risk" zones or "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking, involving the hostile detention of a vessel, as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of
If the vessels we own call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the United States and other governments, it could result in the imposition of fines or penalties and adversely affect our reputation and the market for our securities.
Although no vessels operated by us called on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism ("Sanctioned Jurisdictions") during 2019, and although we intend to maintain compliance with all applicable sanctions and embargo laws and regulations, and have processes in place designed to reasonably ensure compliance with applicable economic sanctions and embargo laws, in the future our vessels may call on ports in Sanctioned Jurisdictions on charterers' instructions without our consent. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.
The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

Additionally, although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries or territories. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may in the future be the subject of sanctions or embargo laws imposed by the U.S. and other applicable governmental bodies in response to events relating to Russia, Crimea and the Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions or embargo laws, we may suffer reputational harm and our results of operations may be adversely affected.
With respect to U.S. sanctions against Russia, the United States' Office of Foreign Assets Control (OFAC) created "sectoral sanctions," which target specific industries or sectors of the Russian economy. Transactions with companies designated under the Sectoral Sanctions Identifications List ("SSI List") are not completely prohibited. Under OFAC's 50 percent rule, a company owned 50 percent or more by an SSI-Listed entity is also to be treated as an SSI-Listed entity. Yamal is indirectly owned 50 percent or more by an SSI-Listed entity under Directive 2. Gazprom OAO is identified as an SSI-Listed entity under Directive 4, and entities that are owned by 50% or more by Gazprom OAO would be subject to Directive 4 as well. The sectoral sanctions, in part, restrict the ability of U.S. persons from transacting in, providing financing for, or otherwise dealing in debt issued by named persons on the SSI List or parties owned 50% or more by such listed parties. Directive 2, which targets Russia's energy sector, prohibits U.S. persons from transacting in, providing financing for, or otherwise dealing in debt longer than 60 days, if issued by entities designated under Directive 2 on or after November 28, 2017, or longer than 90 days if issued by entities designated under Directive 2 on or after July 16, 2014 and before November 28, 2017. OFAC has advised in its published Frequently Asked Questions that with respect to the provision of services to, subscription arrangements involving, and progress payments for long-term projects involving SSI entities, final invoices to these SSI entities must be paid by the SSI entity within the applicable 60 or 90 day period. Directive 4 prohibits U.S. persons from engaging in any activity involving the provision, exportation, or reexportation, directly or indirectly, of goods, services, and technology in support of exploration or production for deepwater, Arctic offshore, or shale projects that have the potential to produce oil in the Russian federation and that involve a Directive 4 SSI-Listed entity or their property or interests in property, or that are initiated after January 19, 2018 and have the potential to produce oil anywhere and a Directive 4 SSI-Listed entity or their property or interests in property has a 33 percent or greater interest or ownership of a majority of the voting interests. Although the sectoral sanctions do not directly apply to non-U.S. persons, Section 228 of the Countering America's Adversaries Through Sanctions Act ("CAATSA") prohibits non-U.S. persons from facilitating "significant transactions" for or on behalf SDNs and SSI-Listed entities, as well as entities owned 50 percent or more by such entities. A transaction is not "significant" if U.S. persons would not require specific licenses from OFAC and transactions with SSI-Listed entities are "significant" where they involve "deceptive practices," which OFAC has described as "attempts to obscure or conceal the actual parties or true nature of the transaction(s), or to evade sanctions." In the future, the U.S. may impose greater sanctions, including, but not limited to, by designating Yamal or other counterparties on the OFAC list of Specially Designated Nationals and Blocked Persons ("SDN List").
As previously noted, if we acquire any or all of the Optional Vessels from our Sponsor pursuant to the terms and subject to the conditions of the Omnibus Agreement, it is expected that we will own such vessels jointly with Sinotrans Shipping LNG Limited, or Sinotrans, and China LNG Shipping (Holdings) Limited, or China LNG Shipping, and we will become party to the shareholders' agreement which governs this joint venture relationship.  For a brief period in 2019, China LNG Shipping was a Blocked Person under the rules and regulations administered by OFAC.  While China LNG Shipping is no longer a Blocked Person, it is possible that they may become one in the future, which could impact our ability to acquire the Optional Vessels.
In addition, our reputation and the market for our securities may be adversely affected by our engagement in certain other activities, such as our dealings with Yamal, Gazprom or other SSI-Listed entities or their subsidiaries, or if we enter into charters with other individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, engage in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments, or otherwise engage in activities that are prohibited by U.S., the European Union or other sanctions to the extent that such sanctions may be applicable. Furthermore, because we derive, and expect to continue to derive, all of our revenues from a limited number of charterers, our business would be materially adversely affected if we were to determine that we are required because of sanctions, to terminate our relationships with Yamal, Gazprom, or any of our other charterers, or if the negative impact of these or any additional sanctions imposed in the future threaten the viability of the Yamal LNG Project or otherwise cause Yamal, Gazprom or any of our other charterers to end their relationships with us. Furthermore, while all of the Optional Vessels are employed or contracted to be employed by Yamal in the Yamal LNG Project, in the event any of the Optional Vessels is no longer so employed, we may lose the option to purchase our Sponsor's 49% ownership interest in the vessels under the Omnibus Agreement. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

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
We may be subject to litigation that could have an adverse effect on us
We are currently involved and may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters, securities class actions claims and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management's attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under our credit facilities.  For information regarding pending litigation claims, see Item 8A– Financial Information.— Consolidated Statements and Other Financial Information – Legal Proceedings."
Risks Relating to our Common Units
The price of our common units may be volatile.
The price of our common units may be volatile and may fluctuate due to factors including:
•	our payment of cash distributions to our unitholders;
•	actual or anticipated fluctuations in quarterly and annual results;
•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;
•	mergers and strategic alliances in the shipping industry;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	shortfalls in our operating results from levels forecasted by securities analysts; announcements concerning us or our competitors;
•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;
•	general economic conditions;
•	terrorist acts;
•	business interruptions caused by the recent outbreak of COVID-19;

•	future sales of our units or other securities;
•	investors' perception of us and the LNG shipping industry;
•	the general state of the securities market; and
•	other developments affecting us, our industry or our competitors.
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
We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities, subject to the restriction in our $675 Million Credit Facility that the Sponsor must own at least 30% of our total common units outstanding. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The issuance by us of additional common units or other equity securities of equal or senior rank may have the following effects:
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
As of December 31, 2019, we had total outstanding long-term debt of $663.0 million, consisting of amounts outstanding under our $675 Million Credit Facility (as defined below). In addition, we have the ability to borrow an additional $30 million under our interest free $30 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility. On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.
Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes.  Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.  Covenants contained in our debt agreements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to make distributions to our unitholders. Under the terms of the $675 Million Credit Facility, the Partnership restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility.
Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or eliminating distributions to our unitholders, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all. Additionally, the ability of our Sponsor to perform its obligations under the $30 Million Revolving Credit Facility will depend on a number of factors that may be beyond our control and may include, among other things, general economic conditions and the overall financial condition of our Sponsor.
We may be unable to comply with covenants in our debt agreements or any future financial obligations that impose operating and financial restrictions on us.
Certain of our existing and future debt agreements, which may be secured by mortgages on our vessels, impose and will impose certain operating and financial restrictions on us, including ensuring that the outstanding amount of the debt agreement does not exceed a certain percentage of the aggregate fair market value of the mortgaged vessel(s) under the applicable credit facility, restricting our operations or ability to incur additional debt, pay distributions consistent with our past practices or issue equity that would result in our Sponsor ceasing to directly own at least 30% of our total common partnership interest. The operating and financial restrictions and covenants in our $675 Million Credit Facility (as defined below) and any new or amended credit facility we enter into in the future, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.
For example, our $675 Million Credit Facility requires the consent of our lenders to, among other things:
•	incur or guarantee indebtedness outside of our ordinary course of business;
•	sell, lease, transfer or otherwise dispose of our assets;
•	redeem, repurchase or otherwise reduce any of our equity or share capital; and
•	declare or pay any dividend, charge, fee or distribution to our common unitholders (as described below).

Pursuant to the terms of the $675 million Credit Facility, it is considered a change of control, which could allow the lenders to declare the facility payable within ten days,  if, among other things, (i)  Dynagas Holdings Ltd. ceases to own 30% of our total common units outstanding, (ii) any person or persons acting in consent (other than certain permitted holders as defined therein) own a higher percentage of our total common units than in Dynagas LNG Partners LP ("Parent") than our Sponsor and/or have the ability to control, either directly or indirectly, the affairs or composition of the majority of the board of directors or the board of managers of the Parent, (iii) Mr. George Prokopiou ceases to be our Chairman and/or member of our board, or (iv) Dynagas GP LLC ceases to be our general partner.
The $675 Million Credit Facility also requires us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times and also comply with the following financial covenants:
•	maintain cash and cash equivalents of not less than 8 per cent of our total liabilities; and
•	maintain a consolidated leverage ratio of total liabilities to the aggregate market value of our total assets of no more than 0.7:1.0.
Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the recent outbreak of COVID-19, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements.

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
A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our current or future debt agreements would prevent us from borrowing additional money under such debt agreements and could result in a default thereunder. Therefore, we may need to seek permission from our lenders in order to engage in some actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay distributions on our Series A Preferred Units and Series B Preferred Units, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
In addition, our credit facilities may prohibit the payment of distributions to our Series A and Series B preferred unitholders upon the occurrence of events of default under our debt agreement, which may include, among other things, the following:
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
 We continuously evaluate potential transactions which we believe enhance unitholder value or are in the best interests of the Partnership, the announcement of which may have an adverse effect on unitholders and other stakeholders.
We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance unitholder value or are in the best interests of the Partnership, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, unit repurchases, short term investments, going private transactions or other transactions.  The announcement and pendency of any such transaction could have an adverse effect on our unitholders, relationships with customers and third-party service providers.
Risks Relating to Conflicts of Interest
Our Sponsor, our General Partner and their respective affiliates own a significant interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.
Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. Our Sponsor currently owns 15,595,000 of our common units, representing approximately 44% of the outstanding common units and our General Partner owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights and therefore may have considerable influence over our actions. Our $675 Million Credit Facility requires that our Sponsor owns at least 30% of our total common units outstanding. The interests of our Sponsor and the members of the Prokopiou Family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.
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
Our General Partner has limited its liability under contractual arrangements so that the other party has recourse only to our assets and not against our General Partner or its assets or any affiliate of our General Partner or its assets. The Partnership Agreement provides that any action taken by our General Partner to limit its or our liability is not a breach of our General Partner's fiduciary duties owed to common unitholders or a breach of our General Partner's contractual duty of good faith and fair dealing to holders of the Series A and Series B Preferred Units even if we could have obtained terms that are more favorable without the limitation on liability.
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
Based on advice we received from Seward & Kissel LLP, our United States counsel, we believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2019, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see "Item 10. Additional Information—E. Taxation."
United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States unitholders.
A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of "passive income" or at least 50% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, and on an opinion of our United States counsel, Seward & Kissel LLP, we believe that we were not a PFIC in the year ended December 31, 2019 and do not expect to be a PFIC for any future taxable year. We have received an opinion of our United States counsel in support of this position that concludes that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for the year ended December 31, 2019 and each future year will arise from such time-chartering activities or other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such non passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for the year ended December 31, 2019 year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our United States counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.
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
Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 30, 2013 for the purpose of owning, operating, and acquiring LNG carriers and other business activities incidental thereto.  In October 2013, we acquired from our Sponsor three LNG carriers, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), which we refer to as our Initial Fleet. In November 2013, we completed our underwritten IPO pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO, the Partnership's Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. Georgios Prokopiou, the Partnership's Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit.  In connection with the IPO, the Partnership entered into certain agreements including: (a) an omnibus agreement with the Sponsor, which provided the Partnership the right to purchase certain identified liquefied natural gas ("LNG") carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein and, (b) a $30 million Revolving Credit Facility with the Sponsor to be used for general Partnership purposes.
Pursuant to the Omnibus Agreement, which has been amended since the IPO, that we, and certain of our subsidiaries, have entered into with our Sponsor and our General Partner, we have the right (but not the obligation), subject to certain conditions, to acquire from our Sponsor the Optional Vessels.
As of the date of this Annual Report, we have outstanding 35,490,000 common units, 35,526 general partner units, 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units and 2,200,000 Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units or the Series B Preferred Units. Our Sponsor currently beneficially owns approximately 44.0% of the equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units or Series B Preferred Units. On October 30, 2019, we redeemed the entire outstanding balance of our 6.25% Senior Unsecured Notes due 2019, or our 2019 Notes, of $250 million aggregate principal amount using proceeds from the $675 Million Credit Facility (as described below) together with cash on hand. Our common units, our Series A Preferred Units and our Series B Preferred Units trade on the New York Stock Exchange, or NYSE, under the symbols "DLNG", "DLNG PR A" and "DLNG PR B", respectively.
. Our principal executive offices are located at Poseidonos Avenue and Foivis 2 Street 166 74 Glyfada, Athens, Greece. Our website is www.dynagaspartners.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report. For more information, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities."
Vessel Acquisitions
Following our IPO we expanded our Initial Fleet and in 2014 and 2015 we acquired the Arctic Aurora, the Yenisei River and the Lena River, each a 2013-built ice class liquefied natural gas carrier, and the related time charter contracts, from our Sponsor, pursuant to our right to acquire such vessels under the Omnibus Agreement in effect at that time.
Debt Financing
On September 18, 2019, we entered into the $675 Million Credit Facility for the purpose of refinancing the Partnership's existing total indebtedness under the $480.0 Million Term Loan B, or the Term Loan B, and the 2019 Notes. All amounts under the $675 Million Credit Facility were drawn on September 25, 2019, utilizing $470.4 million to repay the Partnership's outstanding principal of its Term Loan B. The remaining amounts drawn together with cash on hand were utilized to repay the $250 million aggregate principal amount of the 2019 Notes at their maturity on October 30, 2019. Please see – "Item 5. Operating and Financial Review and Prospects – B.  Liquidity and Capital Resources - $675 Million Credit Facility."
B.	BUSINESS OVERVIEW
 Since our IPO in November 2013 we have been a growth-oriented limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels at the end of 2015.  However, as a result of the significant challenges facing the listed midstream energy MLP industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging.   While our rights under the Omnibus Agreement to acquire the Optional Vessels from our Sponsor provide us with significant built-in growth opportunities, the decline in the price of our common units makes the current price levels not conducive to the funding such acquisitions with equity at this time. All of the vessels in our Fleet are currently contracted on time charters with international energy companies, including Gazprom, Equinor and Yamal, which we expect to provide us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates.

We are currently focusing our capital allocation on debt repayment, prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms.  As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage the reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and potentially pursuing further business and growth opportunities in transportation of energy or other energy-related projects including floating storage regassification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth. For further information on the risks associated with our business, please see "Item 3. Key Information—D. Risk Factors".
Our Fleet
As of April 16, 2020, we owned and operated a fleet of six LNG carriers, consisting of the three modern steam turbine LNG carriers in our Initial Fleet, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three modern tri-fuel diesel electric (TFDE) propulsion technology Ice Class LNG carriers that we additionally acquired from our Sponsor the Arctic Aurora, the Yenisei River, and the Lena River, which we collectively refer to as our "Fleet." As of April 16, 2020, the vessels in our Fleet had an average age of 9.7 years and are contracted under multi-year charters with an average remaining charter term of approximately 8.5 years. All of the vessels in our Fleet vessels are currently employed or are contracted to be employed on multi-year time charters with international energy companies such as Gazprom, Equinor and Yamal.
Since the end of the first fiscal year following our IPO, which occurred in November 2013 and as of the date of this Annual Report, we have increased the total capacity of the vessels in our Fleet by approximately 104% and as of the date of this Annual Report, the estimated contracted revenue backlog of our Fleet was approximately $1.23 billion, $0.17 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The variable hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following the dry-dock. The actual amount of revenues earned in respect of such operating cost component of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels' operating costs. The average remaining contract duration is approximately 8.5 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day.  Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. Georgios Prokopiou. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."
All of the vessels in our Fleet other than the Clean Energy have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, equivalent to ARC4 of the Russian Maritime Register of Shipping Rules, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, as of March 2020, only 31 LNG carriers, representing 5.5% of the LNG vessels in the global LNG fleet, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating. Moreover, in 2012, we were the first company in the world to operate LNG carriers on the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, and continue to be one of a limited number of vessel operators to currently do so. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers
We believe that the key characteristics of each of the vessels in our Fleet include the following:
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
---------------------------------------------------------------------------------------------------------------------------------
According to Drewry, as of March 31, 2020, there were only 52 LNG carriers in the worldwide LNG trading fleet, including the six vessels in our Fleet, in the size range of 149,000-155,000 cbm, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment in the order book, which has a moss spherical containment system, a well-established spherical containment system designed in Norway which has been in use for many years.The following table sets forth additional information about our Fleet as of the date of this Annual Report:
Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration	Latest Charter Expiration	Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	Gazprom	March 2026	April 2026	n/a
Ob River	2007	149,700	Yes	Steam	Gazprom	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	July 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE *	Equinor	July 2021	September 2021(1)	September 2023(1)
Yenisei River	2013	155,000	Yes	TFDE *	Yamal	Q4 2033	Q2 2034	Q2 2049(2)
Lena River	2013	155,000	Yes	TFDE *	Yamal	Q2 2034	Q3 2034	Q4 2049(3)

*	As used in this Annual Report, "TFDE" refers to tri-fuel diesel electric propulsion system.
(1)
On August 2, 2018, the Arctic Aurora was delivered to Equinor under a time charter contact with an initial term of three years +/- 30 days. This charter is in direct continuation of the vessel's previous charter with Equinor, which means that this new charter commenced immediately following the prior charter. Equinor will have the option to extend the charter term by two consecutive 12-month periods at escalated rates.

(2)
On August 14, 2018, the Yenisei River was delivered early to Yamal immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, pursuant to an addendum to the charter party with Yamal under which we agreed to extend the firm charter period from 15 years to 15 years plus 180 days. The charter contract for the Yenisei River with Yamal in the Yamal LNG Project has an initial term of 15.5 years, which may be extended at Charterers' option by three consecutive periods of five years.

(3)
On July 1, 2019, the Lena River commenced employment under its long term charter with Yamal. The charter contract for the Lena River with Yamal in the Yamal LNG Project has an initial term of 15 years, which may be extended at Charterers' option by three consecutive periods of five years..

The Optional Vessels
In connection with the closing of our IPO, we entered in an Omnibus Agreement with our Sponsor and our General Partner that initially provided us with the right to acquire from our Sponsor the Initial Optional Vessels, of which we acquired the Arctic Aurora , the Yenisei River and the Lena River . The purchase options for the remaining four Initial Optional Vessels expired unexercised.
Following an amendment and restatement of the Omnibus Agreement in April 2016, we were also provided the right to acquire from our Sponsor (for a certain period of time) its interest in joint venture with Sinotrans and China LNG Shipping, which is a 49% ownership interest in each of the five entities that each owns a 172,000 cubic meter ARC7 LNG carrier and the related debt, employment and other agreements, subject to the terms and conditions of the Omnibus Agreement, as amended.  Sinotrans and China LNG Shipping equally split the remaining 51.0% ownership interest of each of the vessel owning entities. All five vessels referenced above have been delivered to the joint venture and are currently employed under long-term charters for the Yamal LNG Project. Our options to purchase the Sponsor's interests in the first two vessels and the related agreements have expired unexercised. We refer to our Sponsor's interests in the remaining three vessels and the related agreements, as the Optional Vessels. Our Manager provides vessel management services for the Optional Vessels.

For additional information, please see "—Rights to Purchase Optional Vessels" and "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."
Specifications of the vessels that comprise the Optional Vessels
The three 172,000 cubic meter ARC7 vessels are or will be capable of all year round operation at temperatures up to negative fifty degrees Celsius. High Ice Class Arc 7 allows them to navigate independently in ice of up to 2.1 meters thick. These vessels are equipped with three Azipod propulsion units of 45 megawatt joint capability, which is comparable to the capability of a nuclear icebreaker.
The following table provides certain information about these vessels as of the date of this Annual Report.
Vessel Name	Shipyard(2)	Delivery Date	Cargo Capacity Cbm	Ice Class	Charter Commencement	Charterer	Earliest Charter Expiration
Optional Vessels*:
Georgiy Brusilov(1)	DSME	12/10/2018	172,410	Yes	Q4-2018	Yamal	Q4-2045
Boris Davydov(1)	DSME	01/18/2019	172,410	Yes	Q1-2019	Yamal	Q4-2045
Nikolay Zubov(1)	DSME	02/22/2019	172,410	Yes	Q1-2019	Yamal	Q4-2045

*	Our Sponsor directly or indirectly owns a 49.0% interest in these vessels.
(1)	Vessel operates under a fixed rate time charter contract for the Yamal LNG Project until December 31, 2045, plus two consecutive five-year extension options.
(2)	As used in this Annual Report, "DSME" refers to the shipyard Daewoo Shipbuilding & Marine Engineering Co.
Rights to Purchase the Optional Vessels
As discussed above, under the Omnibus Agreement we have the right, subject to certain conditions, to purchase from our Sponsor, the Optional Vessels at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement.
Our rights to purchase each Optional Vessel expire 24 months following the delivery of the applicable vessel (listed in the table above) to Yamal under its time charter contracts set forth in the Omnibus Agreement. We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee, to extend or further extend, as applicable, the purchase option exercise period, but there can be no assurances that our Sponsor will grant such extensions.
If we are unable to agree with our Sponsor on the purchase price of the Optional Vessels, as the case may be, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase such assets at such price. The independent appraiser will be mutually appointed by our Sponsor and our Conflicts Committee. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions" for information on how the purchase price is calculated.
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

Our Sponsor, together with its joint venture partners, has secured financing relating to the Optional Vessels.  In the event we acquire any or all of such Optional Vessels in the future, we expect to enter into agreements with our Sponsor whereby in addition to acquiring such Optional Vessels and we would expect to also guarantee the existing debt obligations secured by vessel or vessels comprising the Optional Vessels subject to the satisfaction of certain conditions. Any such arrangement would be subject to each respective lender's consent.  We may also seek to enter into new financing arrangements. As of the date of this Annual Report, we have not secured any financing in connection with the potential acquisition of any of the Optional Vessels. Please see "Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under these debt agreements or any other agreement relating to the Optional Vessels, our business and plans for growth through the acquisition of Optional Vessels may be materially affected."
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
The Arctic Aurora is currently employed on a three-year charter party with Equinor that has a firm period of about 3 years +/- 30 days and expires in the third quarter of 2021. Equinor has the option to extend the charter term by two consecutive 12-month periods at escalated rates.
The Amur River is employed under a 13-year charter party with Gazprom that expires in 2028.
The Ob River is employed under a ten-year charter party with Gazprom that expires in 2028.
The Clean Energy is employed under an eight-year charter party with Gazprom that expires in 2026.
On August 14, 2018, immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, the Yenisei River was delivered earlier than anticipated under its multi-year charter contract with Yamal for the Yamal LNG project. As a result, we agreed with Yamal to extend the firm charter period from 15 years to 15 years plus 180 days. The initial term of the charter may be extended at Charterers' option by three consecutive periods of five years.
On July 1, 2019, the Lena River commenced employment under its multi-year time charter contract with Yamal in the Yamal LNG Project, with an initial term of 15 years, which may each be extended at Charterers' option by three consecutive periods of five years.
Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of April 16, 2020 we had estimated contracted revenue backlog of approximately $1.23 billion, $0.17 billion of which relates to the operating expenses and estimated portion of the hire contained in certain time charter contracts with Yamal, subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels' operating costs, notwithstanding our current estimated contracted backlog. The average remaining contract duration is approximately 8.5 years.
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
For information on our customer concentration, please see "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Concentration of Credit Risk."
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

Overview of Natural Gas Market
Natural gas is one of the key sources of global energy, including oil, coal, hydroelectricity, solar, wind, and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas' share of the total global primary energy consumption has risen from 18.1% in 1970 to 24.3% in 2019.
Natural Gas Share of Primary Energy Consumption: 1970-20191
(% – Based On Million Tons Oil Equivalent)
(1) Provisional estimate
Source: BP Statistical Review, Shell LNG outlook, Drewry
Natural gas has a number of advantages that make it a competitive source of energy in the future. Apart from being abundant in supply, natural gas is the lowest carbon-intensive fossil fuel and least affected by the various regulatory policies aimed to curb greenhouse gas emissions. In recent years, consumption of natural gas has risen steadily due to global economic growth, increasing energy demand, consumers' desires to diversify energy sources, market deregulation, competitive pricing, and recognition that natural gas is a cleaner energy source compared to coal and oil. The level of carbon dioxide emissions and pollutants from natural gas in power generation are 50 to 60 percent lower than the level of carbon dioxide emissions and pollutants from coal-fired power plants. Natural gas emits 15 to 20 percent less heat-trapping gases than gasoline/gas oil when burned in typical automobile engines.
Natural gas is primarily used for power generation and heating. According to BP Statistical Review of World Energy - June 2019, worldwide natural gas reserves are estimated at 196.9 trillion cubic meters (cbm), which is enough for nearly 51 years of supply at current rates of consumption. Over the past decade, natural gas consumption has risen 3.0% per annum, with growth of 5.2% per annum in the Middle East, followed by 5.4% per annum in Asia-Pacific and 4.9% per annum in Africa.
In the last decade, a large part of the growth in natural gas consumption has been accounted for by Asia-Pacific and the Middle East regions, where gas consumption has increased nearly 1.7 times between 2009 and 2019.
World Natural Gas Consumption: 1970-20191
(Million Tons Oil Equivalent)
(1) Provisional estimate
Source: BP Statistical Review, Drewry

The International Energy Agency (IEA) has stated that global natural gas reserves are large enough to accommodate rapid expansion of natural gas demand for several decades to come. Although natural gas reserves and production are widespread, the geographical disparity between areas of production and areas of consumption has been the principal stimulus of international trade in natural gas.

World Natural Gas Production: 1970-20191
(Million Tons Oil Equivalent)
(1) Provisional estimate
Source: BP Statistical Review, Drewry
Natural gas production in North America has increased due to the emergence of new techniques, such as horizontal drilling and hydraulic fracturing, to access and extract the shale gas reserves. United States (U.S.) domestic gas production has exceeded domestic gas consumption for a large part of the year, which may reduce future gas import rates. Additionally, rising U.S. domestic production may drive down domestic gas prices and raise the likelihood of U.S. gas exports.
As a result of these developments, the North American gas market is moving in a different cycle from that of the rest of the world, and there is a price differential with other markets as indicated in the chart below. Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, the interest in exporting LNG from the US has grown and a number of new liquefaction plants are now planned. However, this price differential has reduced substantially since 2014 due to a sharp drop in LNG prices in the international market which has led to delay in some new planned facilities. In the latter part of 2018, the price of natural gas in key Asian market such as Japan, South Korea and Taiwan increased due to firm winter demand, whereas LNG prices in China softened in December 2018 due to high cargo availability and low demand. While high restocking activity in the third quarter of 2018 kept China's winter LNG imports stable, LNG prices failed to improve despite increased seasonal consumption. In 2019, LNG prices declined on account of high inventory in Europe and Asia, mild winter across the northern hemisphere, and slowing momentum of China's LNG demand. China's LNG demand faltered in 2019 due to lower economic growth and slower pace of the switch from coal to LNG.

Natural Gas Prices: 2007-2019
(US $ per MMBtu)
Source: GTIS, Drewry

The LNG Market
To turn natural gas into the liquefied form, natural gas must be super cooled to a temperature of approximately minus 260 degrees Fahrenheit. This process reduces the gas to approximately 1/600th of its original volume in the gaseous state. Reducing the volume enables economical storage and transportation by ship over long distances. LNG is transported through sea in specially built tanks on double-hulled ships to a receiving terminal, where it is unloaded and stored in heavily insulated tanks. The LNG is then returned to its gaseous state, or regasified, in regasification facilities at the receiving terminal. Finally, the regasified LNG is moved through pipeline for distribution to natural gas customers.

LNG Supply Chain

LNG
LNG
LNG
Gas Reserve
Exporter
Importer
Gas Field Production and Pipeline
Liquefaction Plant and Storage
LNG Shipping
LNG Regasification, Storage, Distribution and Marketing

Source: Drewry
LNG Supply
Globally, 111.2 million tons of new LNG production capacity is under construction, 177.2 million tons of new LNG production capacity is planned, and 195.5 million tons of speculative LNG production capacity is under consideration, for which no confirmed plans exist.
World LNG Production Capacity – April 2020
(Million Tons per Annum)
Source: Drewry
As such, LNG production capacity will expand significantly as several new production facilities are now under construction and due on stream in the next few years. Generally, every additional one million ton of LNG productive capacity creates demand for up to two standard modern LNG tankers.
In the last decade, more countries entered the LNG export market. In December 2019, there were 20 producers and exporters of LNG compared with just 15 in 2007. As a result, world trade in LNG has risen from 165.3 million tons in 2007 to an estimated 349 million tons in 2019.

LNG Exports: 2007-20191
(Million Tons)
Exporters	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019E	% Change 18-19
Algeria	18.0	15.5	15.3	14.1	12.5	10.5	10.9	12.6	11.8	11.6	12.3	12.0	8.5	-29.2%
USA #	0.9	0.7	0.6	1.2	1.5	0.5	0.1	0.3	0.6	3.2	12.2	18.5	34.5	86.5%
Liberia	0.6	0.4	0.5	0.0	0.1	-	-	-	-	-	-		0.0	-
Brunei	6.8	6.7	6.4	6.4	6.9	6.6	6.9	6.0	6.4	6.0	6.9	6.8	6.5	-4.4%
UAE	5.5	5.5	5.1	5.8	5.8	5.5	5.4	5.8	5.6	5.4	5.6	5.8	5.4	-6.9%
Indonesia	20.3	19.6	19.0	22.9	21.3	17.5	16.4	15.8	16.0	15.5	18.7	18.0	16.5	-8.3%
Malaysia	21.7	21.8	21.6	22.3	24.3	23.2	24.7	24.8	24.9	23.4	26.9	24.3	25.6	5.3%
Australia	14.8	14.8	17.7	18.5	18.9	20.5	22.1	23.1	29.0	41.5	55.6	67.8	80.5	18.7%
Qatar	28.1	29.0	36.1	55.3	74.9	76.7	77.0	75.5	77.6	76.2	77.5	78.0	75.5	-3.2%
Trinidad and Tobago	13.2	13.0	14.4	15.1	13.8	13.7	14.4	14.1	12.4	10.4	10.2	10.1	10.1	0.0%
Nigeria	15.4	15.3	11.7	17.4	18.9	19.9	16.3	18.5	20.1	17.3	20.3	20.0	18.9	-5.5%
Oman	8.9	8.0	8.4	8.4	8.0	8.2	8.4	7.8	7.4	7.8	8.2	8.0	8.8	9.9%
Egypt	9.9	9.9	9.4	7.1	6.3	4.9	2.7	0.3	-	0.5	0.8	0.8	1.6	100.0%
Equatorial Guinea	1.0	4.1	3.4	3.8	3.8	3.5	3.7	3.7	3.6	3.2	3.9	3.8	3.8	0.0%
Norway	0.1	1.6	2.3	3.4	2.9	3.3	2.8	3.9	4.4	4.6	3.9	3.9	3.9	0.0%
Russia	-	-	4.8	9.8	10.5	10.8	10.4	10.6	10.6	10.2	11.5	16.2	21.4	32.1%
Yemen	-	-	0.3	4.0	6.5	5.2	7.0	6.5	1.4	-	-		0.0	-
Peru	-	-	-	1.3	3.7	3.9	4.1	4.2	3.6	4.0	3.7	3.8	3.6	-4.7%
France										1.1	1.1	1.0	1.0	0.0%
Belgium #	-	-	0.2	0.4	0.4	0.3	1.1	1.1	0.9	-	0.0	0.0	0.0	-
Spain #	-	-	-	-	0.5	1.2	2.1	3.8	2.3	0.1	0.0	0.0	0.0	-
Papua New Guinea	-	-	-	-	-	-	-	3.4	7.1	7.6	8.1	8.0	8.2	1.9%
Others##	-	-	-	-	-	0.7	0.9	1.5	1.4	3.2	3.2	6.2	14.7	137.1%
Total	165.3	165.6	177.2	217.3	241.5	236.9	237.5	243.3	247.4	253.0	290.7	313.0	349.0	11.5%
# Include re-exports
## Includes re-exports from Brazil, France, Portugal, South Korea, Japan and Greece
(1) Provisional estimate
Source: BP statistical review, Drewry
Historically, LNG exporters were located in just three regions: Algeria and Libya in North Africa; Indonesia, Malaysia, Brunei and Australia in Southeast Asia/Australasia; and Abu Dhabi and Qatar in the Middle East (excluding small-scale LNG exports from Alaska). However, the entries of Trinidad and Tobago, Nigeria, and Norway have added a significant regional diversification to LNG exports in the Atlantic basin. In addition, the entry of Oman as an exporter and the rapid expansion of Qatar's production have also positioned the Middle East as an increasingly significant player in the global LNG business. Australia surpassed Qatar as the largest LNG producer and exporter in 2019. Australia's LNG exports constituted 23.1% of the global LNG exports in 2019. Qatar is now the world's second largest producer and exporter of LNG, accounting for close to 21.6% of the global LNG export in 2019.

U.S. LNG exports have ramped up significantly in the last two years, increasing from 3.2 million tons in 2016 to 34.5 million tons in 2019. The country's LNG exports have mainly benefited from the Sabine Pass LNG terminal, launched in 2016, with four trains becoming operational at the end of January 2018. In 2019, major U.S. liquefaction projects to come on-stream include Sabine Pass, Dominion Energy Cove Point, Cameron LNG, Freeport LNG, Cheniere's Corpus Christi terminal second train, and five of 10 small trains of Kinder Morgan Inc.'s Elba Island facility. Currently, 11 LNG export terminals are being built in the US, with an aggregate export capacity of 50.6 million tons per annum.
In the fourth quarter of 2017, Russia started the first phase of the Yamal LNG project and commenced its first phase of production with a nameplate capacity of 5.5 million tons. The second and third train of the project came online in July 2018 and November 2018 respectively. The third train of the project commenced operations a year ahead of schedule and the project has added an aggregate capacity of 16.5 million tons to the global LNG production. In 2019, Russia added 0.7 mtpa of capacity and the country's LNG exports surged 32.1 percent to 21.4 million tons with Yamal LNG project ramping up to full capacity.
LNG Demand
In tandem with the growth in the number of LNG suppliers, there has been a corresponding increase in the number of importers. In 2007, there were 17 countries importing LNG and by December 2019, the number increased to 42.
LNG imports by country between 2006 and 2019 are shown in the table below. Despite an increase in the number of importers, Japan, South Korea, and China provide the backbone of LNG trade, collectively accounting for 51% of the total LNG imports as of the end of 2019. China's LNG imports surged in 2017 and surpassed South Korea's to become the second biggest LNG importing nation. There has also been strong growth of LNG imports by India, Taiwan and Spain due to increasing demand from the power sector in those countries and their respective government's focus on the use of natural gas as a source of energy to reduce air pollution caused by conventional sources of energy.
China's LNG imports commenced in 2006 and have since grown exponentially from 0.7 million tons in 2006 to 61.9 million tons in 2019. The country's LNG imports expanded by a whopping 41% year on year in 2018 as it took steps to shift from coal to natural gas for heating households during the winter because of the government's policy to increase the share of natural gas in the overall energy demand. After showing strong growth momentum in 2017 and 2018, China's LNG imports growth rate slowed down in 2019, growing 14.8% year over year to 61.9 million tons. China's switch from coal to gas has slowed down with the slowing GDP growth and milder-than-expected winter which impacted its LNG demand in 2019.
China's coal to natural gas switch is driven by the country's intent to reduce pollution. China's 13th Five-Year Plan aims to reduce the share of coal in China's overall energy demand – from 64% in 2015 to 58% in 2020 – while increasing the use of gas from 6% to 10% during the same period. China's increased emphasis on LNG as a source of energy is the result of its capital, Beijing's, aim to cut the country's greenhouse gas emissions, per unit of GDP, by 60-65 percent between 2005 and 2030.

LNG Imports by Country 2007-20191
(Million Tons)
Importer	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Argentina	-	0.3	0.7	1.3	3.2	3.4	4.7	4.8	4.3	3.8	3.4	3.0	1.8
Belgium	2.3	2.1	4.8	4.7	4.8	3.1	1.6	2.1	2.8	2.1	0.9	1.6	4.0
Brazil	-	-	0.3	2.0	0.8	2.5	4.1	5.8	5.2	2.2	1.6	2.0	3.0
Canada	-	-	0.7	1.5	2.4	1.3	0.8	0.6	0.5	0.2	0.3	0.4	0.2
Chile	-	-	0.5	2.2	2.8	3.0	3.0	2.8	3.1	3.1	3.3	3.6	2.4
China	2.8	3.2	5.6	9.3	12.1	14.6	18.3	19.8	19.1	26.2	38.2	53.9	61.9
Dom. Rep.	0.3	0.3	0.4	0.6	0.7	0.9	1.2	0.9	1.3	1.3	0.9	1.2	1.4
Egypt	-	-	-	-	-	-	-	-	2.8	0.6	6.2	2.5	0.0
France	9.5	9.2	9.5	10.2	10.6	7.5	6.4	5.4	4.8	7.0	7.4	7.8	16.0
Greece	0.6	0.7	0.5	0.9	0.9	0.7	0.5	0.4	0.3	0.0	1.3	1.5	1.5
India	7.3	7.9	9.2	8.9	12.5	15.0	12.8	13.8	15.9	16.5	18.7	22.3	23.4
Indonesia	-	-	-	-	-	0.7	1.0	1.6	2.0	2.0	2.6	2.0	0.0
Israel	-	-	-	-	-	-	0.4	0.3	0.4	0.0	0.5	0.0	0.0
Italy	1.8	1.1	2.1	6.6	6.4	5.2	3.7	3.5	4.3	4.1	6.0	5.6	9.5
Japan	64.8	67.3	62.7	68.2	78.1	86.7	87.0	88.0	86.2	83.3	83.6	82.9	77.1
Jordan	-	-	-	-	-	-	-	-	2.9	3.3	3.3	3.0	1.6
Kuwait	-	-	0.7	2.0	2.3	2.0	1.6	2.7	2.7	2.7	3.5	3.0	3.0
Lithuania	-	-	-	-	-	-	-	0.1	0.4	0.0	0.9	0.0	0.0
Malaysia	-	-	-	-	-	0.1	1.5	1.7	1.6	1.2	1.8	1.1	2.5
Mexico	1.6	2.6	2.6	4.2	3.0	3.5	5.7	6.8	5.2	4.3	4.8	4.2	7.0
Netherlands	-	-	-	-	0.6	0.6	0.6	0.4	0.4	1.1	0.8	1.0	1.3
Pakistan	-	-	-	-	-	-	-	-	1.1	2.9	4.6	6.0	6.6
Portugal	1.7	1.9	2.1	2.2	2.2	1.5	1.8	1.2	0.7	0.7	2.7	1.2	1.5
Puerto Rico	0.5	0.6	0.6	0.6	0.5	1.0	1.3	1.3	1.2	0.9	0.9	1.0	1.2
South Korea	25.1	26.7	25.1	32.4	36.0	35.9	39.6	37.3	31.9	32.1	37.8	44.0	40.7
Spain	17.7	21.0	19.7	20.1	17.6	14.7	10.9	11.5	9.5	9.6	12.1	10.0	16.1
Singapore	-	-	-	-	-	-	0.9	1.9	2.2	2.2	3.0	3.2	3.7
Taiwan	8.0	8.8	8.6	10.9	11.9	11.7	12.6	13.2	13.7	14.2	16.6	16.7	18.2
Thailand	-	-	-	-	0.7	1.0	1.5	1.4	2.6	3.1	3.8	4.4	5.1
Turkey	4.4	3.9	4.2	5.8	4.5	5.7	4.0	5.3	5.5	5.6	7.3	7.1	7.5
UAE	-	-	-	0.1	1.0	1.0	1.1	1.3	1.6	1.5	2.5	2.8	3.2
UK	1.1	0.8	7.5	13.6	18.5	10.0	6.8	6.1	9.4	7.7	4.9	6.6	13.0
USA	15.9	7.3	9.3	8.9	7.3	3.7	2.0	1.2	1.9	1.8	1.5	1.8	1.8
Africa										7.4
Other*	-	-	-	-	-	-	-	-	-	3.4	2.8	5.6	12.8
World Total	165.3	165.6	177.2	217.3	241.5	236.9	237.4	243.3	247.3	258.3	290.3	313.0	349.0
* Includes Colombia, Jamaica and Poland
(1) Provisional estimate
Source: BP Drewry

Further expansion of regasification and terminal import infrastructure will support the continued growth in Chinese LNG imports. China is not different from the U.S. in that China also has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies, creating demand for imported LNG. Monthly trends in LNG imports among Asian importers between January 2006 and January 2020 are shown in the chart below.

Asian LNG Imports: 2006-January 2020
(Million Tons)
Source: Drewry
International Trade in Natural Gas
Generally, a pipeline is the most economical way of transporting natural gas from a producer to a consumer, provided that the end users are not too distant from the natural gas reserves. However, for some areas, such as the Far East, the lack of an adequate pipeline infrastructure means that natural gas must be turned into a liquefied form (LNG), as this is the only economical and feasible way it can be transported over long distances. Additionally, sea transportation of LNG is more flexible than through a pipeline as it can accommodate required changes in trade patterns that are economically or politically driven.
International trade in natural gas has grown more than 70% between 2007 and 2019, with the volume of LNG trade currently being 2.0 times  greater than 2007 levels and accounting for nearly one-third of total natural gas trade. As a result, LNG has captured a growing share of international gas trade, primarily due to the diversification of consumers, flexibility among producers, cost-efficient transport and competitive gas prices.

World Natural Gas Trade 2007-20191
(Billion Cubic Meters)
(1) Provisional estimate
Source: Drewry

LNG Shipping Routes
Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2019, the principal trade routes for LNG shipping included Qatar to Europe (the United Kingdom, Italy and Spain), Qatar to Asia (India, Japan and South Korea), Australia to Asia (China, Japan and South Korea), Malaysia to Japan, US to Europe, US to Asia (South Korea and Japan), Russia to Asia (Japan, South Korea, Taiwan and China) and Russia to Europe (France, Netherland, United Kingdom and Spain). Additionally, with the increase in liquefaction projects in the U.S., more cargo will be exported from the U.S. to Europe and Asia.
One important result of the geographical shifts in LNG production and consumption is that demand for shipping services (expressed in terms of ton miles), has grown at a much faster rate than the underlying increases in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and the discharge port on each voyage. Over the last decade, demand for LNG shipping services, expressed in terms of ton miles, has increased at a compound average growth rate (CAGR) of 7.7%, compared with a 7.0% increase in the volume of cargo carried.

LNG Seaborne Trade 2007-20191
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
Ice Class LNG Fleet
The number of ships in the international LNG fleet with an ice class standard is very low. As of March 2020, there were only 31 LNG carriers with Ice Class 1A and Ice-Class 1A Super Standard in operation and seven vessels on order.

Northern Sea Route (NSR)
Currently, cargo flows through the NSR are dominated by oil, gas and mineral exports, particularly coal and iron ore. Demand for shipping for these commodities in the region has been increasing in recent years, driven by several key factors, including:
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

Northern Sea Route

Hammerfest, Norway
Tobata, Japan
Northern Sea route - 6,800 miles
Alternate route - 12,000 miles

Source: Drewry

As a result, the NSR experienced strong growth in trade volumes between 2010 and 2019, illustrated in the table below. However, transit traffic on the NSR fell substantially in 2014 and 2015, with only 23 and 18 vessels passing through in the respective years. In 2016, cargo volumes rebounded, partly because construction materials for the Yamal LNG plant were handled at Port of Sabetta on the Yamal Peninsula. With Yamal LNG project coming on stream, transit cargo volume through Northern Sea Route has increased more than three times between 2016 and 2019.

Northern Sea Route — Transit traffic
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Number of Vessels	4	34	46	71	23	18	19	NA	NA	29
Total Cargo Volume (thousand tons)	111,000	820,789	1,261,545	1,355,897	274,000	39,586	214,513	NA	NA	697,277
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
Russia began production at the first train of the Yamal LNG project in December 2017, while the second and third train of the project began production in July 2018 and November 2018, respectively. The Yamal project (located in remote northern Russia, above the Arctic Circle) has added 16.5 million tons of LNG to the global supply as of March 31, 2020. . In December 2018, Yamal LNG offloaded its one hundredth LNG cargo since the beginning of the first train of the project in December 2017. Yamal LNG project attained full capacity in 2019 and Russia's LNG exports increased 32.1% in 2019 over the previous year. Drewry expects that increased Russian LNG exports will increase the demand for ice class vessels as the transportation from Yamal and under construction Arctic LNG2 project to Asian and European countries will require a specialized category of ice-breaker LNG carriers capable of taking the shorter Arctic route. Additionally, the price competitiveness of Russian LNG compared with that of the US is likely to boost Russian exports.
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
Arc 7 LNG vessels will be required to pass the NSR via the Bering Strait, which will enable vessels to reach Asia in 15 days, while the conventional route via the Suez Canal takes 30 days. This, in turn, will benefit importers by reducing voyage time and transportation expenses.
In general, ships below 1A Ice-Class will not be allowed to trade on NSR, which provides an advantage to vessel owners with ice class tonnage. Furthermore, vessel owners/operators with experience of operating in ice conditions will have a competitive advantage over the traditional operators that make occasional voyages into the region during the winter months.

IMO2020 regulation and its impact on LNG demand
The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (ECAs) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulfur content up to 0.1%.
In order to reduce the emission of air pollutants from ships in key areas of China, the Ministry of Transport issued stricter emission control area regulations in their territorial waters. Beginning on January 1, 2020, ships entering inland waterways, including the Yangtze River and Xijiang River have to adhere to a strict requirement of 0.1% sulfur content. From January 1, 2022, ships will be required to comply with the 0.1% sulfur content requirement when entering the Hainan coastal ECA. In the meantime, China is considering adopting more stringent emission control requirements, such as to implement the 0.1% sulfur content limit requirement in all coastal waters beginning January 1, 2025.
The IMO implemented emission control regulations globally with effect from January 1, 2020. These regulations stipulate that ships sailing outside ECAs will switch to an alternative fuel with permitted sulfur content up to 0.5% or will retrofit scrubbers in order to reduce emissions. LNG qualifies as an alternate fuel for complying with IMO regulations as it has sulfur content below 0.1%. This has resulted in some ship owners getting their vessels retrofitted so that they can use LNG as a fuel. Some ship owners also prefer to have their newbuilding vessels LNG ready.
As of March 2020, the global shipping fleet comprises 184 LNG-capable vessels (i.e., non-LNG carriers) with another 242 vessels on the orderbook. The number of LNG-fueled vessels on the water is set to increase in coming years. An estimated 63 LNG-capable vessels aggregating 3.2 mdwt will be delivered in 2020 and 80 vessels aggregating 4.8 mdwt in 2021. These promising numbers highlight the industry's rising inclination towards accepting LNG as a bunker fuel.
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

LNG Fleet
The cargo capacity of an LNG carrier is measured in cbm. As of March 31, 2020, the worldwide fleet totaled 568 ships with a combined capacity of 84.5 million cbm. The breakdown of the fleet by vessel size is shown below.
The LNG Fleet by Vessel Size: March 31, 2020
Size	No.	000 Cbm
0-17,999 cbm	27	172
18-49,999 cbm	19	492
50-74,999 cbm	4	278
75-124,999 cbm	3	255
125-149,999 cbm	202	28,239
150-199,999 cbm	268	44,734
200-219,999 cbm	31	6,608
220,000+ cbm	14	3,727
Total	568	84,506
Source: Drewry
The changes in LNG fleet supply are a function of deliveries of new ships from the orderbook and the removal of existing vessels through scrapping. The increases in seaborne LNG trade and ship demand over the last three years have resulted in rapid growth in the overall fleet size. LNG fleet capacity has expanded at a CAGR of 7.9% per annum between 2014 and 2019. Higher deliveries in 2018 and 2019 have led to a sharp increase in LNG fleet in these years.

LNG Fleet: 2014-March 2020
Source: Drewry

Within the current worldwide fleet, there are only 72 vessels with ice class certification and these vessels account for close to 12.7% of the global LNG fleet. These ships are a niche part of the market and command a premium over the freight rates of non-ice class vessels.
The age profile of the existing fleet as of March 31, 2020, is shown below. The average age of all LNG carriers in service is 10.7 years, with lower fleet ages for comparatively bigger vessels and smaller vessels. Whereas, mid-sized vessels are relatively older.

LNG Fleet Age Profile: March 31, 2020
Size Range in CBM	Average Age (Years)
0-18,000	9.9
18-50,000	8.7
50-75,000	17.7
75-125,000	21.6
125-150,000	18.6
150-200,000	4.7
200-220,000	11.5
220,000+	10.8
Average Age -Total Fleet	10.7
Source: Drewry

Due to high-quality construction and in most cases, high-quality maintenance, LNG carriers tend to have longer trading lives than oil tankers. It is not unusual to see ships older than 35 years still in service. However, older ships may find it harder to find employment. Ships built before 1990 will likely be replaced in the near future. Some of older tonnage may also get converted into FSRU. LNG fleet deliveries over last six years are shown below.
LNG Fleet Delivery: 2014-March 2020
Source: Drewry, Note – YTD 2020 deliveries include deliveries between January and March 2020
LNG Shipping Arrangements
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
Most end users of LNG are utility companies, power stations or petrochemical producers with operations that depend on reliable and uninterrupted deliveries of LNG. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages and time charters of four years or less have become a feature of the market in recent years. However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term "spot trade" refers to a single voyage, which is arranged at a short notice. In the LNG market, the term "spot trade" refers to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months. With changing global LNG market, the vessel owners are gradually increasing their exposure to spot trade. Earlier shipowners used to employ more than 85% of their fleet on long-term charters and 10 to 15% of the fleet used to operate in spot trade. However, short term LNG trade data for last ten years indicates that with increasing imports of China from the spot market and taking advantage of the rate spike in winters and other market imbalances, shipowners have increased the sport market exposure in the range of 25 to 30%.
Short-term LNG trade 2008-2019
Source: Drewry
Spot earnings for LNG ships
Spot rates for LNG vessels were at its peak in 2012 following the Fukushima nuclear disaster of March 2011 in Japan. The disaster compelled Japan to adopt LNG more actively in lieu of nuclear power. The spot rates reached their lowest in 2016 as the demand slowed down. In 2018, the spot rates increased steadily despite strong newbuild deliveries. The strengthening in spot earnings of LNG ships was facilitated by a demand driven market in which demand for LNG vessels has outpaced the supply growth in world LNG fleet. Spot rates softened in 2019 on account of lower LNG imports in China, higher LNG inventory levels in Europe and Asia, and mild winter.
Spot LNG shipping rates plummeted in the first quarter of 2020 as the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade and LNG spot prices. China's LNG imports declined steeply with major Chinese LNG importers declaring force majeure, which further exacerbated the LNG glut in the market.
Spot rate for LNG ships January 2012 – March 2020
(US $ per day)
Source: Baltic exchange, Drewry

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

After the lows of early 2000, prices crept to $165 million in 2001. Pressure on newbuilding prices pushed prices closer to $160 million in 2002, and by 2003 prices fell to just above $150 million. However, constrained shipbuilding capacity, currency movements and high steel prices led to an increase in prices in 2004 to around $175 million. Prices rose above $200 million in 2005 and renewed pressure on shipbuilding prices pushed prices close to $220 million in 2006.

LNG Carrier Newbuilding Prices: 2007-March 2020
(End Period - US $ Million)
Source: Drewry
Prices for larger sized LNG carriers of 210,000-220,000 cbm were around $215 million when they were first ordered in late 2004 and increased to $235 million in the summer of 2005.
Newbuilding prices reached an all-time high of $250 million around mid-2008, influenced by a number of factors including the declining dollar exchange rate, easy availability of finance, high steel prices, and tight shipbuilding capacity. However, newbuilding prices fell in the period between 2008 and 2011 due to a reduction in new orders. The newbuilding price for an LNG carrier increased marginally by 2% from $202 million in 2011 to $206 million in 2015, but dropped by 7.7% in 2016 due to weak freight rates and the resulting oversupply in the market. These prices continued to drop in 2017 before inching up by a marginal 1.4% on account of increased ordering activity in 2018 and thereafter 2.9% year over year to USD 189.3 mn in 2019 with a demand for better technology LNG vessels and higher competition for slots at shipyard. Newbuilding orders surged in 2018 and 2019 due to positive outlook of high liquefaction capacity to be added in in coming years, which would have created demand for additional LNG vessels.

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
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard ("USCG"), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
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
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997, new emissions standards, titled IMO-2020, took effect on January 1, 2020.
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

Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force.  The 2010 HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances ("HNS"), including liquefied gases.  The Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident.  Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights ("SDR").  If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR.  Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR.  The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the "IGF Code," which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code will be mandatory under SOLAS through the adopted amendments. The IGF Code and the amendments to SOLAS became effective January 1, 2017.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. The shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or "PCBs") are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, or "MEPC," adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation.  At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
Additional or new conventions, laws and regulations or industry practice may be adopted that could require the installation of expensive emission control systems or other modifications and could adversely affect our business, results of operations  cash flows and financial condition
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the "Polar Code"). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024.    Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The U.S. for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
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

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code compliant certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone  around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA and CERCLA may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause environmental hazards. Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.   Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation).   These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311(c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply with and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States." The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefines "waters of the United States."  The effect of this rule is currently unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for all our vessels. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called "SOx-Emission Control Area"). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
International Labour Organization
The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country.  All our vessels are in substantial compliance with and are MLC certified.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S.  Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code ("the ISPS Code"). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example,
•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
•
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code. We also hold ISO 27001 certification as of February 11, 2020 for the management of IT services.
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

Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or "the Rules," which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., Lloyd's Register of Shipping, Bureau Veritas and Russian Maritime Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. The agreed deductible on each vessel averages $250,000 increased to $500,000 when trading outside Institute Warrantee Limits.
We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of between 120 and 180 days.. The number of deductible days for the vessels in our Fleet is 14 days per vessel increased to 30 days when trading outside Institute Warrantee Limits.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or "P&I Associations," and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claims records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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
Overview
Since our IPO in November 2013 we have been a growth-oriented limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels to date.  However, as a result of the significant challenges facing the listed midstream energy MLP industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging.   While our rights under the Omnibus Agreement to acquire the Optional Vessels from our Sponsor provide us with significant built-in growth opportunities, the decline in the price of our common units makes the current price levels not conducive to the funding such acquisitions with equity at this time. As of the date of this Annual Report, all six vessels in our Fleet vessels are contracted to time charters, with international energy companies, including Gazprom, Equinor and Yamal, providing us with the benefits of stable cash flows and high utilization rates.  We believe that we are well regarded by our charterers for our expertise and history of safety in conducting our operations. We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms.  As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage our reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in the transportation of energy or other energy-related projects, including floating storage regasification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our future plans for growth.

Principal Factors Affecting Our Results of Operations
The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:
•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•
Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this Annual Report, all the vessels in our Fleet are employed under multi-year time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

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

•
Operating expenses. The level of our vessel operating expenses, including crewing costs,  insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

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

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;

•	Our level of debt, the related interest expense, our debt amortizations levels and the timing of required principal installments;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer's right for early termination of the charters under certain circumstances;
•	Performance of our counterparties, which are limited in number, including our charterer's ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.
The following table illustrates our ownership days, Available Days, Revenue Earning Days, Time Charter Equivalent (or TCE) rate, daily operating expenses and Fleet Utilization for the periods presented:
	Year Ended December 31,
(expressed in United states dollars except for operational data)	2019	2018	2017
Ownership days	2,190.0	2,190.0	2,190.0
Available Days (1)	2,190.0	2,144.7	2,140.3
Revenue Earning Days (2)	2,156.3	2,139.5	2,089.1
Time Charter Equivalent (1)	$58,535	$57,972	$63,249
Daily operating expenses	$12,946	$11,435	$12,359
Fleet Utilization (1)	98.5%	100%	98%

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
Off-hire (Including Commercial Waiting Time). When a vessel is "off-hire"—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled dry-docking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting or positioning for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days (increased to 30 days while navigating outside Institute Warrantee Limits) and with a maximum period of between 120 and 180 days.

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
Depreciation. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of the LNG carriers in our Fleet to be 35 years from their initial delivery from the shipyard, consistent with LNG industry practice. Vessel residual value is estimated based on historical market trends and represents Management's best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life.The assumptions made reflect our experience, market conditions and the current practice in the LNG industry; however, they required more discretion since there is a lack of historical references in scrap prices of similar types of vessels.
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
Insurance
Hull and Machinery Insurance. We have obtained hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage and towing costs, and also insures against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called disbursements increased value coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages $250,000 increased to $500,000 when trading outside Institute Warrantee Limits.
Loss of Hire Insurance. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of between 120 and 180 days. The number of deductible days for the vessels in our Fleet is 14 days per vessel increased to 30 days when trading outside Institute Warrantee Limits.
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
Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments in the application of our accounting policies that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our consolidated financial statements. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Actual results may differ from these estimates under different assumptions and conditions.
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
We review vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such indications are present, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, dry-docking expenditures, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated charter rate for the unfixed days. If the estimated future undiscounted cash flows of an asset exceed the asset's carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset's carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Historically, there was no impairment loss recorded in any of the six vessels in our Fleet.
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

Depreciation on our LNG carriers is calculated using an estimated useful life of 35 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our LNG carriers takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated hire rates are based on rates under existing vessel charters and an estimated charter rate for the unfixed periods. Our estimates of vessel utilization, including estimated off-hire time are based on historical experience of trading our vessels and our projections of future chartering prospects. Our estimates of operating expenses and dry-docking expenditures are based on our historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are based on our estimation over our vessels sale price at the end of their useful life, being a product of a vessel's lightweight tonnage times an estimated scrap rate and the estimated resale price of certain equipment and material. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.
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
The table set forth below indicates the carrying value of each of our vessels as of December 31, 2019 and 2018.
			Carrying Value (in millions of US dollars)
Vessel	Capacity (cbm)	Year Built/ Purchased	December 31, 2019	December 31, 2018
Clean Energy	149,700	2007	$120.5	$125.1
Ob River	149,700	2007	120.8	125.3
Amur River	149,700	2008	130.1	134.8
Arctic Aurora	155,000	2014	180.0	185.6
Yenisei River	155,000	2014	168.8	174.0
Lena River	155,000	2015	196.5	202.6
TOTAL	914,100		$916.7	$947.4

As of December 31, 2019, the carrying amounts for two of the vessels in our Fleet were above their values as assessed by third-party valuations and therefore we tested these two vessels for potential impairment.  In assessing the recoverability of our vessels' carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized. We refer you to the risk factor entitled "Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss" and the discussion herein under the heading "Item 3. Key Information—D. Risk Factors —Risks relating to our Partnership." As of December 31, 2018, we did not identify any events and circumstances indicating potential impairment to the carrying value of our long-lived assets. As such, we were not required and did not perform an impairment test.
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
Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values. Management estimates residual value of our vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT per LNG carrier, which represents our estimate of the market value of the ship at the end of its useful life. Useful economic live of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard.  A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. Up to September 30, 2019, we applied an average scrap rate of $0.685 per lightweight ton per LNG carrier and following a reassessment of the scrap rates effective from October 1, 2019, we reduced the average scrap rate estimate to $0.500 per lightweight ton per LNG carrier. The effect of the change in this estimate for the year ended December 31, 2019 was a decrease by $0.3 million in the net income and an increase by $0.01 in the loss per common unit. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.
Recent Accounting Pronouncements
For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this Annual Report.
Results of Operations
Year ended December 31, 2019 compared to the year ended December 31, 2018
Voyage Revenues.  Voyage revenues increased by $3.8 million, or 3.0%, to $130.9 in the year ended December 31, 2019, compared to $127.1 million for the year ended December 31, 2018. Excluding non cash items, voyage revenues decreased by $1.8 million. This decrease in cash revenues was primarily due to the lower revenues earned on:
i)
the Ob River which completed employment under its multi-year charter contract with Gazprom Global LNG Limited ("Gazprom") in April 2018 and subsequently began employment under a ten-year charter party with an entity that is part of the wider Gazprom group of companies at a lower charter rate;

ii)
the Arctic Aurora, which, on August 2, 2018, rolled-over into a new charter with Equinor ASA ("Equinor") (which was in direct continuation of its previous charter contract with Equinor) at a lower charter rate.

iii)	The Lena River following its positioning period by approximately one month for the purpose of the vessel's delivery to its multi-year charter contract with Yamal.

This decrease in voyage revenues was, however, partially offset by the increase in the year ended December 31, 2019 voyage revenues on:

iv)
the Clean Energy, which was delivered in accordance with its eight-year charter party with Gazprom on July 13, 2018, whereas, prior to this date the vessel was traded in the spot market at a lower charter rate; and

v)	the Yenisei River, further to its delivery to its multi-year contract with Yamal in August 2018.

Voyage Expenses—including related party.  In the year ended December 31, 2019, voyage expenses were $2.7 million, compared to $2.8 million for the year ended December 31, 2018, representing a decrease of $0.1 million or 3.6%.
Vessels' Operating Expenses. Vessel operating expenses increased by 13.6%, or $3.4 million, to $28.4 million during the year ended December 31, 2019, from $25.0 million during the year ended December 31, 2018. Our daily operating expenses increased from $11,435 for the year ended December 31, 2018 to $12,946 for the year ended December 31, 2019. This increase is primarily associated with the increased crewing and technical vessel management services expenditures on certain of the Partnership's vessels for the year ended December 31, 2019.

Dry-docking and special survey costs.  Dry-docking and special survey costs amounted to nil for the year ended December 31, 2019 as compared to $7.4 million incurred in the same period in 2018.  The three TFDE vessels in our Fleet, the Arctic Aurora, the Yenisei River and the Lena River completed their scheduled special survey and dry-dock in the second, third and fourth quarters of 2018, respectively.
General and administrative expenses—including related party. General and administrative expenses increased by 22.7%, or $0.5 million, to $2.7 million during the year ended December 31, 2019, from $2.2 million during the year ended December 31, 2018. This increase of general and administrative expenses is mainly associated with increased legal costs. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.
Management Fees. We incurred an aggregate of $6.5 million, or $2,985 per LNG carrier per day in management fees for the year ended December 31, 2019, compared to an aggregate of $6.3 million, or $2,898 per LNG carrier per day in management fees for the year ended December 31, 2018. The 3.2%, or $0.2 million, increase in management fees is consistent with the annual 3% increase in daily management fees pursuant to our Management Agreements.
Depreciation. Depreciation expense increased by 1.3%, or $0.4 million, to $ 30.7 million during the year ended December 31, 2019, from $30.3 million during the year ended December 31, 2018.  The increase of depreciation expense is associated with the reduction in the estimated residual value of our vessels further to the reassessment of the vessels' scrap rates effective from October 1, 2019 which were reduced from $0.685 per lightweight ton per LNG carrier to $0.500 per lightweight ton per LNG carrier.
Interest and Finance Costs. Interest and finance costs increased by 16.0%, to $58.6 million, during the year ended December 31, 2019, from $50.5 million during the year ended December 31, 2018. The increase in period interest and finance costs was predominantly due to the deferred financing fees accelerated amortization associated with the refinancing of the Term Loan B incurred in the third quarter of 2019.
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
Vessels' Operating Expenses. Vessel operating expenses decreased by 7.5%, or $2.1 million, to $25.0 million during the year ended December 31, 2018, from $27.1 million during the year ended December 31, 2017. Our daily operating expenses, decreased from $12,359 for the year ended December 31, 2017 to $11,435 for the year ended December 31, 2018. This decrease is primarily associated with crewing and technical efficiencies achieved during the year ended December 31, 2018, as compared to the year ended December 31, 2017.
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
Liquidity and Cash Needs
We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity financings. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions, when, as and if declared by our Board of Directors, funding capital expenditures and working capital and maintaining cash reserves for the purpose of satisfying the liquidity covenants contained in the $675 Million Credit Facility. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.
For the year ended December 31, 2019, our principal sources of funds were our operating cash flows and the proceeds from the new long-term debt, the $675 Million Credit Facility. Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. Scheduled distributions to the preferred unitholders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.
Our short-term liquidity requirements relate to servicing the principal and interest on our debt and funding of the necessary working capital, including vessel operating expenses and payments under our Management Agreements.
Our long-term liquidity requirements relate primarily to funding capital expenditures, including the potential acquisition of additional vessels, the repayment of our long-term debt
In accordance with our business strategy, other liquidity needs may relate to funding potential investments and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held in U.S. dollars. Please see Item 8. Financial Information A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy for a discussion of our cash distribution policy and how we define "available cash" under the Partnership Agreement.  We have not made use of derivative instruments in any of the periods presented in the financial statements accompanying this Annual Report.
Cash
As of December 31, 2019, we reported cash of $66.2 million (including $50.0 million of restricted cash) which represented a decrease of $43.7 million, or 39.8%, compared to $109.9 million, including free cash liquidity requirements imposed by our 2019 Notes, as of December 31, 2018.

Working capital position
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2019, we had a working capital deficit of $46.5 million as compared to the working capital deficit of $159.8 million as of December 31, 2018, which is mainly the current portion of our long-term debt. We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of our Fleet, and to meet our normal working capital requirements, service our principal and interest debt, and make at least the required distribution on our Series A Preferred Units and Series B Preferred Units in accordance with our Partnership Agreement.
Our Borrowing Activities
As of December 31, 2019, we had $663.0 million of indebtedness outstanding under the $675 Million Credit Facility (discussed below) and had access to $30.0 million of available borrowing capacity under our $30 Million Revolving Credit Facility (as defined below). As of December 31, 2019, we were in compliance with all of the covenants, including the financial and liquidity covenants, contained in the $675 Million Credit Facility.
$675 Million Credit Facility
On September 18, 2019, we entered into a 5-year syndicated $675 million senior secured term loan (the "$675 Million Credit Facility") with leading international banks for the purpose of refinancing the Partnership's existing total indebtedness under the Term Loan B and the 2019 Notes. All amounts under the $675 Million Credit Facility were drawn on September 25, 2019, utilizing $470.4 million to repay the Partnership's outstanding principal of its Term Loan B. The remaining amounts drawn together with cash on hand were utilized to repay the $250 million aggregate principal amount of the 2019 Notes at their maturity on October 30, 2019.
The $675 Million Credit Facility is repayable over five years in 20 consecutive quarterly payments (plus a balloon payment in year five) based on a 14 year amortization profile and bears interest at U.S. LIBOR plus 3.00% margin and is secured by, among other things, first priority mortgages on the six LNG vessels in the Partnership's fleet. Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. Scheduled distributions to the preferred unitholders under the existing Series A Preferred Units and Series B Preferred Units will not be restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding.
Pursuant to the terms of the $675 million Credit Facility, it is considered a change of control, which could allow the lenders to declare the facility payable within ten days,  if, among other things, (i)  Dynagas Holdings Ltd. ceases to own 30% of our total common units outstanding, (ii) any person or persons acting in consent (other than certain permitted holders as defined therein) own a higher percentage of our total common units than in Dynagas LNG Partners LP ("Parent") than our Sponsor and/or have the ability to control, either directly or indirectly, the affairs or composition of the majority of the board of directors or the board of managers of the Parent, (iii) Mr. George Prokopiou ceases to be our Chairman and/or member of our board, or (iv) Dynagas GP LLC ceases to be our general partner.
The $675 Million Credit Facility is secured by a customary security package which includes, among other things (except as otherwise provided herein, capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the $675 Million Credit Facility):
•	the Mortgages over each of the Ships;
•	the Deeds of Covenant in relation to each of the Ships in respect of which the Mortgage is in account current form;
•	the General Assignments in relation to each of the Ships in respect of which the Mortgage is in preferred form;
•	the Charter Assignment in relation to each Ship's Charter Documents;
•	the Account Security in relation to each Account;
•	the Management Agreement Assignment in relation to each Management Agreement for each Ship;
•	a Manager's Undertaking by each Manager of each Ship; and
•	a Quiet Enjoyment Agreement for each of Ship E and Ship F duly executed by the relevant Owner, the Security Agent and the relevant Charterer.

The terms of the $675 Million Credit Facility include the following financial covenants, which require the Partnership to maintain, among other things: (i) a minimum cash balance of $50 million throughout the life of the $675 Million Credit Facility in a restricted collateral account, (ii) a consolidated leverage ratio that is not higher than 0.7:1.0, at all times during each Measurement Period (as defined in the $675 Million Credit Facility) and (iii) cash and cash equivalents as at the end of each Measurement Period of not less than 8% of the Total Liabilities  (as defined in the $675 Million Credit Facility)  in relation to that Measurement Period. As of December 31, 2019, we were in compliance with all the financial and liquidity covenants contained in the $675 Million Credit Facility.
$30 Million Revolving Credit Facility
On November 18, 2013, concurrently with the consummation of our IPO, we entered into an interest free $30.0 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility, with an original term of five years from the closing date, to be used for general partnership purposes. No amounts have been drawn under the facility since 2013 (amounts drawn in 2013 were fully repaid in early 2014). On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility.  As of December 31, 2019 and the date of this Annual Report, the full amount remains undrawn under this facility.
Senior Unsecured Notes due 2019
On September 15, 2014, we issued $250.0 million aggregate principal amount of our 2019 Notes.  The Notes matured on October 30, 2019 and bore interest at the rate of 6.25% per year, payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing on October 30, 2014.  The 2019 Notes were senior unsecured obligations that ranked senior to any of our future subordinated debt and ranked equally in right of payment with all of our then existing and future unsecured and unsubordinated debt.  The 2019 Notes effectively ranked junior to our then existing and future secured debt, to the extent of the value of the assets securing such debt as well as to existing and future debt and other liabilities of our subsidiaries. The 2019 Notes were issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The 2019 Notes were listed on the NYSE under the symbol "DLNG 19." The net proceeds of the 2019 Notes were used to finance the majority of the purchase price of the Yenisei River.
On October 30, 2019, we redeemed the entire outstanding balance of the 2019 Notes of $250 million aggregate principal amount using proceeds from the $675 Million Credit Facility (as described below) together with cash on hand.
Term Loan B
On May 18, 2017, pursuant to the terms of a credit agreement, Arctic LNG Carriers Ltd. and Dynagas Finance LLC, our wholly-owned subsidiaries, as co-borrowers, entered into the $480.0 Million Term Loan B.  The net proceeds of the Term Loan B were used to refinance and repay in full the indebtedness outstanding under the Partnership's then existing $340 million credit facility and the $200 million term loan facility, in an aggregate amount of $464.4 million and to pay $12.6 million of fees and expenses related to the transaction. The Term Loan B bore interest at LIBOR plus a margin and provided for 0.25% quarterly amortization on the principal and a bullet payment at maturity, in May 2023. The Term Loan B was secured by, among other, first priority mortgages on the six vessels in our Fleet, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and pledges on certain deposit accounts of Arctic LNG and its vessel owning subsidiaries and was guaranteed by the Partnership, certain of the Partnership's subsidiaries and the vessel-owning subsidiaries of Arctic LNG. .
On September 25, 2019, we repaid the outstanding principal of the Term Loan B of $470.4 million using proceeds from the $675 Million Credit Facility.
Estimated Maintenance and Replacement Capital Expenditures
Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long-term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows
The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2019, 2018 and 2017:
	Year Ended December 31,
(Amounts in thousands of Dollars)	2019	2018	2017
Net cash provided by operating activities	$43,177	$42,994	$59,339
Net cash used in investing activities	—	(409)	—
Net cash used in financing activities	(86,888)	(132)	(74,470)
Cash and cash equivalents and restricted cash at beginning of year	109,917	67,464	82,595
Cash and cash equivalents and restricted cash at end of year	$66,206	$109,917	$67,464

Net Cash Provided by Operating Activities
Net cash provided by operating activities increased by $0.2 million, or 0.5%, to $43.2 million for the year ended December 31, 2019, compared to $43.0 million for the year ended December 31, 2018. This increase was mainly due to the decrease in dry-docking expenses by $7.4 million and the increase in interest income by $1.3 million which were partially offset by the decrease in cash revenues of $1.8 million, the increase in vessel operating expenses by $3.4 million, the increase in general and administrative expenses by $0.5 million, the increase in interest and other financing expenses by $0.7 million and the negative movement of $2.1 million in the current assets and current liabilities accounts.
Net cash provided by operating activities decreased by $16.3 million, or 27.5%, to $43.0 million for the year ended December 31, 2018, compared to $59.3 million for the year ended December 31, 2017. This decrease was directly correlated with:
(i)	the decrease in voyage revenues as discussed in "Item 5. Operating and Financial Review and Prospects"; and
(ii)	increase in interest and finance costs, as also discussed in "Item 5. Operating and Financial Review and Prospects."
Net Cash Used in Investing Activities
No cash was used in investing activities in the year ended December 31, 2019.
Net cash used in investing activities in the year ended December 31, 2018 was $0.4 million. No cash was used in investing activities in the year ended December 31, 2017.
Net Cash Used in Financing Activities
Net cash used in financing activities increased by $86.8 million, from net cash used in financing activities of $0.1 million in the year ended December 31, 2018 to net cash used in financing activities of $86.9 million in the year ended December 31, 2019. This increase is mainly due to an increase of $730.0 million in the loan repayments, an increase of $10.6 million in loan transaction costs and a decrease of $53.1 million in proceeds from the issuance of preferred units. The increase was partially offset by an increase in the proceeds from new loans of $675.0 million and a decrease in distributions paid by $32.0 million.
Net cash used in financing activities of $0.1 million for the year ended December 31, 2018 consisted of (i) distributions paid to our limited partners and preferred unitholders during the period of $48.4 million (see "Distributions" below) and (ii) payment of $4.8 million of regular principal installments under our refinanced secured bank facilities and the Term Loan B, which were offset by the $53.1 million net proceeds from our new 2.2 million 8.75% Series B Preferred Units, at a liquidation preference of $25.00 per unit.
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
Distributions
Distributions on Common Units
We paid a cash distribution of $0.4225 per unit to all common unitholders on January 19, 2017, April 28, 2017, July 18, 2017, October 19, 2017 and January 18, 2018.

We paid a cash distribution of $0.25 per unit to all common unitholders on May 3, 2018, July 19, 2018 and October 26, 2018.
We paid a cash distribution of $0.0625 per unit to all common unitholders on February 14, 2019 and May 10, 2019.
Under the terms of the $675 Million Credit Facility, which was entered into on September 18, 2019, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—$675 Million Credit Facility" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy."
Distributions on Series A Preferred Units
We paid a cash distribution of $0.5625 per unit to all Series A Preferred unitholders on February 13, 2017, May 12, 2017, August 14, 2017, November 13, 2017, February 12, 2018, May 14, 2018, August 13, 2018, November 12, 2018, February 12, 2019, May 13, 2019, August 12, 2019, November 12, 2019 and February 12, 2020.
Under the terms of the $675 Million Credit Facility, which was entered into on September 18, 2019, the Partnership may be restricted from paying distributions to its preferred unitholders if an event of default occurs while borrowings are outstanding under the $675 Million Credit Facility. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—$675 Million Credit Facility" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy."
Distributions on Series B Preferred Units
We paid a cash distribution of $0.7231 per unit to all Series B Preferred unitholders on February 22, 2019.
We paid a cash distribution of $0.546875 per unit to all Series B Preferred unitholders on May 22, 2019, August 22, 2019, November 22, 2019 and February 24, 2020.
Under the terms of the $675 Million Credit Facility, which was entered into on September 18, 2019, the Partnership may be restricted from paying distributions to its preferred unitholders if an event of default occurs while borrowings are outstanding under the $675 Million Credit Facility. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—$675 Million Credit Facility" and "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy."
General Partner Distributions
During the years ended December 31, 2019, 2018 and 2017, we paid our General Partner and holder of the incentive distribution rights in the Partnership, an aggregate amount of $4,000, $59,000 and $129,000.
The declaration and payment of distributions, if any, is always subject to the discretion of our Board of Directors. We may reduce or eliminate our cash distributions relating to our on our common units or preferred units at any time in our sole discretion."
Securities Offerings (following the IPO)
In June 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price.
In September 2014, we completed our underwritten public offering of $250.0 million aggregate principal amount 6.25% Senior Notes due 2019, or our 2019 Notes.  The 2019 Notes commenced trading on the NYSE on December 30, 2014 under the ticker symbol "DLNG 19." On October 30, 2019, we redeemed the entire outstanding balance of the 2019 Notes of $250 million aggregate principal amount using proceeds from the $675 Million Credit Facility (as described below) together with cash on hand.
In July 2015, we completed our underwritten public offering of 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units at $25.00 per unit. Our Series A Preferred Units trade on the NYSE under the ticker symbol "DLNG PR A."
In October 2018, we completed our underwritten public offering of 2,200,000 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units at $25.00 per unit. Our Series B Preferred Units trade on the NYSE under the ticker symbol "DLNG PR B."

Recent Developments
COVID-19 Outbreak
The outbreak of COVID-19, which originated in China in December 2019 and subsequently spread to most developed nations of the world, has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil, refined petroleum products and LNG. The Partnership expects that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. Although to date there has not been any significant effect in the Partnership's operating activities due to COVID-19, the extent to which COVID-19 will impact the Partnership's results of operation and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact. An estimate of the impact cannot therefore be made at this time.
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

Charter rates for LNG vessels started declining from 2013 as the supply increased more than the increase in demand. Global liquefaction capacity grew marginally with only Angola LNG plant becoming operational in 2013. The trend continued in 2014 to 2017 as additional tonnage negated the effect of new liquefaction plants coming online. The impact of excess vessel supply caused by the delivery of 28, 27, 28 and 24 vessels in 2014, 2015, 2016 and 2017 respectively showed on spot rates, which fell sharply. Low crude oil prices intensified the challenges in the LNG shipping market as it delayed the completion of liquefaction projects. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan a switch back to nuclear power. Towards the end of 2017, a surge in the Chinese LNG imports, due to a switch from coal to gas for heating purposes, helped the LNG freight rates recover sharply. In 2018, average spot LNG charter rates were more than double of 2017 mainly driven by the vessel shortage as Asian LNG imports surged. Spot charter rates declined in 2019 on account of decline in Chinese LNG import growth rate, higher LNG inventory levels in Europe and Asia and mild winter. The recent COVID-19 virus outbreak has also introduced uncertainty regarding near-term demand for LNG, particularly in China.

E.	OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.
F.	CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2019:
	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$663,000	48,000	96,000	519,000	-
Interest on long term debt (1)	131,738	31,800	57,471	42,467	-
Management fees & commissions payable to the Manager (2)(3)	20,536	8,324	2,733	2,597	6,882
Executive services fee (4)	2,344	604	1,208	532	-
Administrative services fee (5)	40	40	-	-	-
Total	$817,658	88,768	157,412	564,596	6,882

(1)
Our variable rate long-term debt outstanding as of December 31, 2019 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the three-month period LIBOR, specific to our $675 Million Credit Facility as of December 31, 2019 and our applicable margin rate.

(2)
Under the terms of the Management Agreements, we currently pay a management fee of $3,075 per day which is subject to an annual increase of 3% and further annual increases to reflect material unforeseen costs increases of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)
Not including $2.1 million of the "Management fees & commissions payable to the Manager" related to the commissions on variable hire contained in certain time charter contracts with Yamal, which represents the operating expenses of the vessel and is subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of "Management fees & commissions payable to the Manager" payable to the Manager in respect of such variable hire rate may therefore differ from the amounts included in the contractual obligations, due to the annual variations in each vessel's respective operating cost.

(4)
On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier.  The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.000 to $1.1.227 the EURO/USD exchange rate as of December 31, 2019 and does not include any incentive compensation which our Board of Directors may agree to pay.

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
G.	SAFE HARBOR
See the section entitled "Forward Looking Statements" at the beginning of this Annual Report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our directors and senior management.
Name	Age	Position
Georgios Prokopiou	73	Chairman of the Board of Directors and Appointed Director
Tony Lauritzen	43	Chief Executive Officer and Appointed Director
Michael Gregos	48	Chief Financial Officer
Levon Dedegian	68	Class III Director
Alexios Rodopoulos	72	Class II Director
Evangelos Vlahoulis	73	Class I Director

Certain biographical information about each of our directors and executive officers is set forth below.
Georgios Prokopiou. Mr. Georgios Prokopiou has served as Chairman of our Board of Directors since our inception. Since entering the shipping business in 1974, Mr. Prokopiou has managed a shipping fleet consisting of over 500 vessels and is among other, the founder of Dynacom Tankers Management, Sea Traders and Dynagas Ltd., our Manager. Dynacom was founded in 1991 to manage tankers and Sea Traders SA was founded in 1974 to manage bulk carriers. Since 2002, companies controlled by Mr. Prokopiou have built more than 100 vessels at shipyards in South Korea, Japan and China. Mr. Prokopiou holds a civil engineering degree from the National Technical University of Athens. Mr. Prokopiou has also served as Chairman of the North of England P&I Association. He is Chairman of the Greek committee of Bureau Veritas, as well as member of the Greek committees of DNV-GL, Lloyd's Register and ABS. In 2005 Dynacom was awarded Tanker Company of the Year award by Lloyd's List. In 2015 Dynagas Ltd. was the winner of Statoil's Working Safely with Suppliers Award. Mr. Prokopiou was the recipient of Seatrade's Lifetime Achievement Award in June 2017 and the Capital Link Lifetime Achievement Award in January 2020
Tony Lauritzen. Mr. Tony Lauritzen has served as our Chief Executive Officer and on our Board of Directors since our inception in 2013.  Mr. Lauritzen has been the general manager of our Sponsor's LNG activities since 2006.  Prior to joining Dynagas, Mr. Lauritzen worked for the shipowner and ship manager Bernhard Schulte Shipmanagement Ltd where he was a project manager with a focus on the gas shipping segment.  Prior to that, he worked for Westshore Shipbrokers AS in the offshore shipbroking segment.  Mr. Lauritzen holds a Master of Science in Shipping Trade and Finance from Cass Business School, London (2003) and a Master of Arts in Business and Finance from Heriot Watt University, Edinburgh (2002).  Mr. Lauritzen is the son in law of Mr. Prokopiou.
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
At the Partnership's 2014 Annual General Meeting of Limited Partners, the Class I Elected Director was elected to serve for a one year term expiring on the date of the succeeding annual meeting, the Class II Elected Director was elected to serve for a two-year term expiring on the second succeeding annual meeting and the Class III Elected Director was elected to serve for a three-year term expiring on the third succeeding annual meeting.  At each annual meeting of limited partners, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the Board of Directors or by any limited partner or group of limited partners that beneficially owns at least 15% of the outstanding common units.
The Partnership held its 2019 Annual General Meeting of Limited Partners on November 26, 2019, at which (i) Mr. Alexios Rodopoulos was re-elected to serve as a Class II Director for a three-year term until the 2022 Annual Meeting of Limited Partners, and (ii) Ernst & Young (Hellas) Certified Auditors Accountants S.A. were re-appointed to serve as the Partnership's independent auditors for the fiscal year ending December 31, 2019.
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
As of December 31, 2019, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements.  Please see "Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Vessel Management." The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see "Item 7. Major Unitholders and Related Party Transactions — B. Related Party Transactions — Administrative Services Agreement & Executive Services Agreement."
E.	UNIT OWNERSHIP
Please see "Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders."
ITEM 7. MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR UNITHOLDERS
The following table sets forth the beneficial ownership of our common units as of April 16, 2020 by each person that we know to beneficially own more than 5% of our outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:
Name of Beneficial Owner	Number	Percent(1)
Dynagas Holding Ltd.(2)	15,595,000	43.9%
Cobas Asset Management SGIIC SA(3)	3,690,128	10.4%
All executives, officers and directors as a group(3)(4)	*	*
___________________
(1)	Based on 35,490,000 common units outstanding as of the date of this Annual Report.
(2)
Dynagas Holding Ltd. is beneficially owned by the Prokopiou Family, including the chairman of our Board of Directors, Georgios Prokopiou and his daughters Elisavet Prokopiou, Johanna Procopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 23, Rue Basse, 98000 Monaco.

(3)	This information is derived from Schedule 13G/A filed with SEC on February 20, 2020.
(4)
Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common units apart from Mr. Georgios Prokopiou, whose ownership interests are separately presented in the above table.

As of April 16, 2020, we had one unitholder of record located in the United States, namely CEDE & CO., a nominee of the Depository Trust Company.

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
Omnibus Agreement
On November 18, 2013, we, and certain of our subsidiaries, entered into the Omnibus Agreement with our Sponsor and our General Partner.  On April 12, 2016, we amended and restated the Omnibus Agreement, to, among other things, include as Optional Vessels our Sponsor's minority ownership interest in the five entities that respectively own the five vessels that are described elsewhere in this Annual Report.
While our purchase options relating to the unacquired Initial Optional Vessels have expired unexercised, pursuant to the Omnibus Agreement, we have the right but not the obligation, subject to certain terms and conditions, to acquire from our Sponsor the Optional Vessels, which is our Sponsor's full or minority ownership interest in certain vessel-owning entities. References herein to the "Omnibus Agreement" refer to the Omnibus Agreement as currently in effect. The following discussion describes certain provisions of the Omnibus Agreement. For additional information, please see "The Optional Vessels."
Noncompetition
Under the Omnibus Agreement, our Sponsor has agreed, and has caused its affiliates (other than us, and our subsidiaries) to agree, not to acquire, own, operate or contract for any LNG carrier operating under a charter with an initial term of four or more years. We refer to these LNG carriers, together with any related contracts, and our Sponsor's ownership of the Optional Vessels, as "Four-Year LNG carriers" and to all other LNG carriers, together with any related contracts, as "Non-Four-Year LNG carriers." The restrictions in this paragraph will not prevent our Sponsor or any of its controlled affiliates (including us and our subsidiaries) from:
(1)	acquiring, owning, operating or chartering any Non-Four-Year LNG carriers;
(2)
(i) acquiring or owning one or more Four-Year LNG carrier(s) (other than with respect to the Optional Vessels, which is covered in (ii) below) if such Dynagas Holding Entity (as defined in the Omnibus Agreement) offers to sell such Four-Year LNG carrier to us for the acquisition price plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Four-Year LNG carrier in accordance with the terms of the Omnibus Agreement) and (ii) owning any Optional Interests (as defined in the Omnibus Agreement) in the entities relating to the Optional Vessels at any time on or after the time at which such interests are treated as a Four-Year LNG carrier pursuant to the Omnibus Agreement, if the related Dynagas Holding Entities (as applicable), offer to sell such Optional Interests to us for the pro rata portion of the acquisition price relating to the corresponding LNG carrier owned by such entity plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Optional Interests in accordance with the terms of the Omnibus Agreement);

(3)
operating or chartering an LNG carrier under a charter with a term of four or more years if such Dynagas Holding Entity (other than with respect to Optional Vessels) offers to sell such LNG carrier to us for fair market value (i) promptly after the time it becomes a Four-Year LNG carrier and (ii) at each renewal or extension of that charter if such renewal or extension is for a term of four or more years, in each case in accordance with the procedures set forth in the Omnibus Agreement;

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
Rights to Purchase Optional Vessels
The Omnibus Agreement provides us with the right but not the obligation, subject to certain conditions, to purchase the Optional Vessels from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. In the case of the Optional Vessels, our purchase rights expire within two years after the delivery of the applicable vessel to their respective charterers, so long as such Optional Vessels are employed under a long-term charter of four or more years upon their respective delivery dates. We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee, to extend or further extend, as applicable, the purchase option exercise period. There is no assurance that our Sponsor will agree to such extension.
If we are unable to agree with our Sponsor on the purchase price of the Optional Vessels, as the case may be, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase such assets at such price. The independent appraiser will be mutually appointed by our Sponsor and our Conflicts Committee. Please see "Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the vessels that comprise the Optional Vessels. If our Sponsor of Joint Venture Entities fail to perform their obligations under its loan agreements, our business and expected plans for growth may be materially affected."
Rights of First Offer on LNG carriers
Under the Omnibus Agreement, we and our subsidiaries have granted to our Sponsor the right of first offer on any proposed sale, transfer or other disposition of any LNG carrier owned by us. Under the Omnibus Agreement, our Sponsor has agreed (and will cause their subsidiaries to agree) to grant a similar right of first offer to us for any Four-Year LNG carriers they own (including the Optional Vessels). These rights of first offer will not apply to (a) with respect to the Sponsor, a sale, transfer or other disposition of assets between or among any of its subsidiaries (other than us) and with respect to us, a sale, transfer or other disposition of assets between or among any of our subsidiaries (other than the Sponsor, if applicable), or pursuant to the terms of any contract or other agreement with a contractual counterparty existing at the time of the closing of our IPO or (b) a merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party. In addition, the rights of first offer may be waived by us under Section 7.5 of the Omnibus Agreement in our discretion.

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
Indemnification
Our Sponsor indemnifies us for liabilities related to:
•
certain defects in title to  the Optional Vessels contributed or sold to us and any failure to obtain, prior to the time they were contributed or sold to us, certain consents and permits necessary to conduct, own and operate such assets, in the case of the Optional Vessels which we have rights to purchase, within three years after the acquisition date Optional Vessel was contributed or sold to us r); and

•	tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.
Amendments
The Omnibus Agreement may not be amended without the prior approval of the Conflicts Committee if the proposed amendment will, in the reasonable discretion of our Board of Directors, adversely affect holders of our common units.
Vessel Management
Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to identical agreements with our wholly-owned vessel owning subsidiaries, which we refer to as the Management Agreements. Our Manager is wholly-owned by Mr. Georgios Prokopiou, our Chairman of the Board, and has been providing these services for the vessels in our Fleet for over twelve years. In addition, our Manager performs the commercial and technical management relating to each of the vessels that comprise the Optional Vessels. Through our Manager, we have had a long-lasting presence in the LNG shipping industry, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We currently pay our Manager a technical management fee of $3,075 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.
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
We incurred an aggregate expense of approximately $8.2 million and $8.0 million to our Manager in connection with the management of our Fleet under the Management Agreements for the years ended December 31, 2019 and 2018.
The term of the Management Agreements with our Manager expire on December 31, 2020, and in each case will renew automatically for successive eight-year terms thereafter unless earlier terminated. The technical management fee of $2,500 per day for each vessel was fixed until December 31, 2013 and thereafter, increases annually by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee. Under the terms of the Management Agreements, we may terminate the Management Agreements upon written notice if our Manager fails to fulfill its obligations to us under the Management Agreements. The Management Agreements terminate automatically following a change of control in us. If the Management Agreements are terminated as a result of a change of control in us, then we will have to pay our Manager a termination penalty. For this purpose a change of control means (i) the acquisition of fifty percent or more by any individual, entity or group of the beneficial ownership or voting power of the outstanding shares of us or our vessel owning subsidiaries, (ii) the consummation of a reorganization, merger or consolidation of us and/or our vessel owning subsidiaries or the sale or other disposition of all or substantially all of our assets or those of our vessel owning subsidiaries and (iii) the approval of a complete liquidation or dissolution of us and/or our vessel owning subsidiaries. Additionally, the Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a sale or total loss of a vessel (with respect to that vessel), or (iii) if we file for bankruptcy.
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
During the year ended December 31, 2019, we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.

Executive Services Agreement
On March 21, 2014, we entered into an executive services agreement with our Manager with retroactive effect from the IPO closing date, pursuant to which our Manager provides to us the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments and automatically renews for successive five year terms unless terminated earlier. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.1227 the EURO/USD exchange rate as of December 31, 2019 and does not include any incentive compensation which our Board of Directors may agree to pay.
$30 Million Revolving Credit Facility
In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital which was interest free and had a term of five years.  On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility. The loan may be drawn and prepaid in whole or in part at any time during its term. As of December 31, 2019, no amounts were outstanding under the facility.
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
On May 16, 2019, a purported stockholder of the Partnership filed a putative class action lawsuit against the Partnership and certain related entities and individual officers and directors of the Partnership in the United States District Court for the Southern District of New York (Case No.19- cv-04512). The complaint purports to be brought on behalf of shareholders who purchased the common stock of the Partnership between February 16, 2018 and March 21, 2019. The Complaint generally alleges that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements regarding, among other matters, new charter agreements that the Partnership entered into with various energy companies and the Partnership's expectations about its ability to sustain its quarterly distribution. The complaint seeks unspecified damages, attorneys' fees, and other costs. On August 19, 2019, the Court appointed a group of shareholders as Lead Plaintiffs in the action, who filed an amended complaint on September 26, 2019. The amended complaint makes allegations similar to those in the original complaint, extends the class period (December 21, 2017 through March 21, 2019), adds as defendants three additional directors of the Partnership and the underwriters of the Partnership's Series B Preferred Units Offering, and asserts new claims under Section 20A of the Securities Exchange Act of 1934 on behalf of plaintiffs who acquired Partnership securities or sold put options contemporaneously with the Series B Preferred Units Offering, and under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 based on allegedly false and/or misleading statements in the offering documents for the Series B Preferred Units Offering.  The Partnership, related entity defendants, and underwriter defendants filed a motion to dismiss the amended complaint on December 5, 2019, which is now fully briefed, but has not yet been decided by the Court. We believe that the allegations in the lawsuit are without merit and intend to vigorously defend our position.
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
•
Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility.

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

Minimum Quarterly Distribution
Common unitholders are entitled under our Partnership Agreement to receive a minimum quarterly distribution of $0.365 per unit, after distributions are made on the Series A Preferred Units and the Series B Preferred Units but, to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses and if permitted under our existing and future debt agreements. Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding. As such, since entry into the $675 Million Credit Facility, we have discontinued minimum quarterly distributions to our common unitholders. There is no guarantee that we will pay the minimum quarterly distribution to common unitholders, the general partner or to holders of the incentive distribution rights in the future.  Please read "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for a discussion of the restrictions contained in our debt agreements and lease arrangements that may restrict our ability to make distributions.
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
Our Series A Preferred Units has been trading on the NYSE under the symbol "DLNG PR A" since July 14, 2015.
Our Series B Preferred Units has been trading on the NYSE under the symbol "DLNG PR B" since October 30, 2018.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
Please see "Item 9. The Offer and Listing – A. Offer and Listing Details."
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
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
UNITED STATES TAX CONSIDERATIONS
The following discussion is a summary of the material United States federal income tax considerations relevant to us and to a U.S. Holder and Non-U.S. Holder (each defined below) of our common units.  This discussion is based on advice received by us from Seward & Kissel LLP, our United States counsel.  This discussion does not purport to deal with the tax consequences of owning common units to all categories of investors, some of which (such as dealers in securities or currencies, investors whose functional currency is not the United States dollar, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common units as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, persons required to recognize income for U.S. federal income tax purposes no later than when such item of income is included on an "applicable financial statement," persons subject to the "base erosion and anti-avoidance" tax, and persons who are investors in pass-through entities) may be subject to special rules. This discussion only applies to unitholders who (i) own our common units as a capital asset and (ii) own less than 10% of our common units. Unitholders are encouraged to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of common units.
This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we,", "our" or "us" are references to Dynagas LNG Partners LP and its subsidiaries on a consolidated basis.
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
The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2019, our common units were "primarily traded" on the NYSE.
Under the regulations, our units will be considered to be "regularly traded" on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, which represent more than 50% of our outstanding units, were listed on the NYSE during 2019, we currently satisfy the listing requirement.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied the trading frequency and trading volume tests for the taxable year ended December 31, 2019. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock (such as the NYSE).
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
For more than half the days of our taxable year ended December 31, 2019, less than 50% of our common units were owned by 5% Unitholders.  Therefore, we believe that we were not subject to the 5 Percent Override Rule for 2019.  However, there is no assurance that we will continue to qualify for exemption under Section 883.  For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50 percent or more of our common units for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance that we will be able to satisfy them.

Based on the foregoing, we believe that we satisfied the Publicly Traded Test for our taxable year ended December 31, 2019.
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
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Poseidonos Avenue and Foivis 2 Street 166 74 Glyfada, Athens, Greece. Those documents electronically filed via the SEC's Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC's website at www.sec.gov, free of charge, or from the SEC's Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.
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
Interest Rate Risk
The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future earnings. In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We have not entered into any derivative instruments such as interest rate swaps since our IPO. As of December 31, 2019, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $663.0 million.
Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income during the years ended December 31, 2019 and 2018 by approximately $5.3 million and $4.8 million respectively, based upon our floating interest bearing debt level during 2019 and 2018. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Optional Vessels or other vessels from affiliated or unaffiliated third-parties. For further information on the risks associated with our business, please see "Item 3. Key Information—D. Risk Factors" for a discussion on the risks associated with LIBOR, among others.
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
Foreign Currency Exchange Risk
We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our vessel operating, voyage and the majority of our dry-docking related expenses, primarily vessel repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2019, we incurred approximately 26% of our operating expenses and 32% of our general and administrative expenses in currencies other than the U.S. dollar compared to 37.1% of our operating expenses (including class survey costs) and 41% of our general and administrative expenses for the year ended December 31, 2018. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2019 and 2018, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.
We do not currently hedge fluctuations in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk
The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and independent and government-owned gas producers. For the years ended December 31, 2019, 2018 and 2017, four, five and four charterers, respectively, individually accounted for all of our revenues:
Charterer	2019	2018	2017
Gazprom	47%	69%	72%
Yamal	31%	8%	-
Equinor (formerly, Statoil)	16%	18%	19%
Major energy company	6%	2%	-
PetroChina	-	3%	3%
Shell	-	-	6%
Total	100%	100%	100%

Ongoing credit evaluations of our charterers are performed and we generally do not require collateral in our business agreements. Typically, under our time charters, the customer pays for the month's charter on the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained as necessary.
We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions. For further information on the risks associated with our business, please see "Item 3. Key Information—D. Risk Factors" for a discussion on our credit risks, among others.
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
Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Partnership's disclosure controls and procedures are effective as of the evaluation date.

B.	Management's Annual Report on Internal Control over Financial Reporting
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
Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2019. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership's internal controls over financial reporting are effective as of December 31, 2019.
C.	Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the Partnership's registered public accounting firm because as a non-accelerated filer, we are exempt from this requirement.
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
Unitholders may also request a copy of our Corporate Code of Business Ethics and Conduct at no cost by writing or telephoning us at: Poseidonos Avenue and Foivis 2 Street 166 74 Glyfada, Athens, Greece, Tel: +302108917960.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for the years ended December 31, 2019, 2018 and 2017 was Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.'s Services
In 2019 and 2018, the fees rendered by the auditors were as follows:
	2019	2018
Audit Fees	€162,750	€251,250
Audit-Related Fees	-	-
Tax Fees	€-	€8,100
All Other Fees	-	-
	€162,750	€259,350

Audit Fees
Audit fees for 2019 and 2018 include fees related to (i) the integrated audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information, and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.
Audit-Related Fees
None.
Tax Fees
No tax fees were billed during the year ended December 31, 2019 compared to $9,250 (€8,100) tax fees paid during the year ended December 31, 2018
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2018
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18.
ITEM 18. FINANCIAL STATEMENTS
The following financial statements, together with the related report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report appearing on pages F-1 through F-28.

ITEM 19. EXHIBITS
The following exhibits are filed as part of this Annual Report:
Exhibit Number	Description
1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2	Fourth Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(3)
1.3	Certificate of Formation of Dynagas GP LLC(1)
1.4	Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5	Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6	Limited Partnership Agreement of Dynagas Operating LP(1)
1.7	Certificate of Formation of Dynagas Operating GP LLC(1)
1.8	Limited Liability Company Agreement of Dynagas Operating GP LLC(1)
2.1	Description of Securities
4.1	Form of Vessel Management Agreement(5)
4.2	First Amended and Restated Omnibus Agreement, dated April 12, 2016(5)
4.3	$30 Million Revolving Credit Facility with Dynagas Holding Ltd.
4.4	Executive Services Agreement(2)
4.5	Administrative Services Agreement(4)
4.6	$675 Million Credit Facility, dated September 18, 2019.
8.1	Subsidiaries of Dynagas LNG Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

DYNAGAS LNG PARTNERS LP

		By:	/s/ Michael Gregos
			Name:	Michael Gregos
			Title:	Chief Financial Officer (Principal Financial Officer)

Date:	April 16, 2020

DYNAGAS LNG PARTNERS LP

CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2019 AND 2018

DYNAGAS LNG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and the Board of Directors of Dynagas LNG Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the "Partnership") as of December 31, 2019 and 2018, the related consolidated statements of income, partners' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
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

Athens, Greece
April 16, 2020

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets as of December 31, 2019 and 2018
           (Expressed in thousands of U.S. Dollars — except for unit data)
	Note	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$16,206	$109,917
Trade accounts receivable		143	48
Prepayments and other assets		1,105	692
Inventories		718	1,220
Due from related party	3	—	1,086
Total current assets		18,172	112,963

FIXED ASSETS, NET:
Vessels, net	4	916,697	947,377
Total fixed assets, net		916,697	947,377

OTHER NON-CURRENT ASSETS:
Restricted cash		50,000	—
Due from related party	3	1,350	1,350
Accrued charter revenue		745	342
Deferred charges		2,223	1,404
Total assets		$989,187	$1,063,436

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $2,518 and $3,046, respectively	5	$45,482	$251,754
Trade payables		5,496	5,736
Due to related party	3	2,202	306
Accrued liabilities		1,641	4,206
Unearned revenue		9,814	10,740
Total current liabilities		64,635	272,742

NON-CURRENT LIABILITIES:
Deferred revenue		3,173	3,147
Long-term debt, net of current portion and unamortized deferred financing fees of $7,328 and $6,938, respectively	5	607,672	461,062
Total non-current liabilities		610,845	464,209

Commitments and contingencies	8	—	—
PARTNERS' EQUITY:
Common unitholders (unlimited authorized; 35,490,000 units issued and outstanding as at December 31, 2019 and 2018)	9	187,021	199,400
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2019 and 2018)	9	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at December 31, 2019 and 2018)	9	53,498	53,885
General Partner (35,526 units issued and outstanding as at December 31, 2019 and 2018)	9	(28)	(16)
Total partners' equity		313,707	326,485
Total liabilities and partners' equity		$989,187	$1,063,436

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Income
For the years ended December 31, 2019, 2018 and 2017
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Note	2019	2018	2017
REVENUES:
Voyage revenues	7	$130,901	$127,135	$138,990
EXPENSES:
Voyage expenses		(1,078)	(1,148)	(1,789)
Voyage expenses-related party	3	(1,631)	(1,654)	(1,830)
Vessel operating expenses		(28,351)	(25,042)	(27,067)
Dry-docking and special survey costs		—	(7,422)	(6,193)
General and administrative expenses		(1,985)	(1,452)	(961)
General and administrative expenses- related party	3	(723)	(757)	(725)
Management fees-related party	3	(6,537)	(6,347)	(6,162)
Depreciation	4	(30,680)	(30,330)	(30,319)

Operating income		$59,916	$52,983	$63,944

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 11	(58,591)	(50,490)	(46,281)
Interest income		2,331	1,051	203
Other, net		(43)	69	(527)

Total other expenses, net		(56,303)	(49,370)	(46,605)

Partnership's Net Income		$3,613	$3,613	$17,339
Common unitholders' interest in Net Income		$(7,942)	$(4,042)	$9,302
Series A Preferred unitholders' interest in Net Income		$6,750	$6,750	$6,750
Series B Preferred unitholders' interest in Net Income		$4,813	$909	$—
Subordinated unitholders' interest in Net Income		$—	$—	$1,208
General Partner's interest in Net Income		$(8)	$(4)	$79
(Loss)/Earnings per unit, basic and diluted:	10
Common unit (basic and diluted)		$(0.22)	$(0.11)	$0.27
Weighted average number of units outstanding, basic and diluted:	10
Common units		35,490,000	35,490,000	34,545,740

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Partners' Equity
For the years ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. Dollars—except for unit data)

						Partners' Capital
	Series A Preferred	Series B Preferred	Common	Subordinated	General Partner	Series A Preferred	Series B Preferred	Common	Subordinated	General Partner	Total
BALANCE, December 31, 2016	3,000,000	—	20,505,000	14,985,000	35,526	$73,216	$—	$302,952	$(8,429)	$97	$367,836
—Net income	—	—	—	—	—	6,750	—	9,302	1,208	79	17,339
— Conversion of subordinated units to common units (Note 9)	—	—	14,985,000	(14,985,000)	—	—	—	(15,171)	15,171	—	—
— Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	—	(6,750)	—	(52,028)	(7,950)	(129)	(66,857)
BALANCE, December 31, 2017	3,000,000	—	35,490,000	—	35,526	$73,216	$—	$245,055	$—	$47	$318,318
—Net income	—	—	—	—	—	6,750	909	(4,042)	—	(4)	3,613
— Issuance of Series B Preferred Units, net of issuance costs (Note 9)	—	2,200,000	—	—	—	—	52,976	—	—	—	52,976
— Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	—	(6,750)	—	(41,613)	—	(59)	(48,422)
BALANCE, December 31, 2018	3,000,000	2,200,000	35,490,000	—	35,526	$73,216	$53,885	$199,400	$—	$(16)	$326,485
—Net income	—	—	—	—	—	6,750	4,813	(7,942)	—	(8)	3,613
—Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	—	(6,750)	(5,200)	(4,437)	—	(4)	(16,391)
BALANCE, December 31, 2019	3,000,000	2,200,000	35,490,000	—	35,526	$73,216	$53,498	$187,021	$—	$(28)	$313,707

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. Dollars)

	Note	2019	2018	2017
Cash flows from Operating Activities:
Net income:		$3,613	$3,613	$17,339
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	30,680	30,330	30,319
Amortization and write-off of deferred financing fees	11	10,696	3,261	5,387
Deferred revenue amortization		(377)	(45)	369
Amortization of deferred charges		181	68	—
Amortization of fair value of acquired time charter	7	—	5,267	7,247
Changes in operating assets and liabilities:
Trade accounts receivable		(95)	107	(55)
Prepayments and other assets		(413)	389	(315)
Inventories		502	(421)	35
Due from/to related parties		2,982	31	(235)
Trade accounts payable		(101)	1,149	1,584
Accrued liabilities		(2,565)	155	299
Deferred charges		(1,000)	(1,472)	—
Deferred revenue		—	1,445	—
Unearned revenue		(926)	(883)	(2,635)
Net cash provided by Operating Activities		$43,177	$42,994	$59,339

Cash flows from Investing Activities:
Other additions to vessels' equipment	4	—	(409)	—
Net cash used in Investing Activities		$—	$(409)	$—

Cash flows from Financing Activities:
Net proceeds from issuance of preferred units	9	—	53,138	—
Payment of securities registration and other filing costs		(139)	(48)	(145)
Distributions declared and paid		(16,391)	(48,422)	(66,857)
Proceeds from long-term debt	5	675,000	—	480,000
Repayment of long-term debt	5	(734,800)	(4,800)	(474,900)
Payment of deferred finance fees		(10,558)	—	(12,568)
Net cash used in Financing Activities		$(86,888)	$(132)	$(74,470)

Net increase/ (decrease) in cash and cash equivalents and restricted cash		(43,711)	42,453	(15,131)
Cash and cash equivalents and restricted cash at beginning of the year		109,917	67,464	82,595
Cash and cash equivalents and restricted cash at end of the year		$66,206	$109,917	$67,464
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		16,206	109,917	67,464
Restricted cash		50,000	—	—
Cash and cash equivalents and restricted cash		$66,206	$109,917	$67,464
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest		$48,879	$47,033	$39,796

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Partnership Formation and General Information:

Dynagas LNG Partners LP ("Dynagas Partners" or the "Partnership") was incorporated as a limited partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18, 2013, the Partnership successfully completed its initial public offering (the "IPO"), pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO,  the Partnership's Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (i) an omnibus agreement with the Sponsor, as amended and as currently in effect, (the "Omnibus Agreement"), which provides the Partnership the right to purchase all or a portion of the ownership interests in certain identified liquefied natural gas ("LNG") carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(c)) and, (ii) a $30 million interest free revolving credit facility with its Sponsor (the "$30 million Sponsor Facility") (Note 3(b)), which was extended on November 14, 2018 until November 2023, to be used for general Partnership purposes.

As of December 31, 2018, the Partnership reported a working capital deficit of $159.8 million, resulting primarily from the maturity of its $250 Million Senior Unsecured Notes due 2019 (the "2019 Notes") that were due on October 30, 2019. Accordingly, the Partnership had estimated that available cash and cash expected to be generated from operating activities would not be sufficient to repay the 2019 Notes when they would become due on October 30, 2019. Based on the foregoing, the Partnership reported that there was substantial doubt about its's ability to continue as a going concern.

During the year ended December 31, 2019, the Partnership entered into a new 5-year syndicated $675 million senior secured term loan (the "$675 Million Credit Facility") for an amount up to $675 million (Note 5). On September 25, 2019, the Partnership drew down the full amount under the $675 Million Credit Facility and on the same date, the Partnership used $470.4 million to repay the outstanding indebtedness under the $480.0 million senior secured term loan (the "Term Loan B"). The remaining amount together with cash on hand was used to repay the $250.0 million aggregate principal amount of its 2019 Notes at their maturity on October 30, 2019.

Although the Partnership's liquidity is unpredictable since it is dependent on numerous factors that are outside of the Partnership's control, certain Partnership expenditures and revenues may be estimated. Such Partnership expenditures and revenues include (i) the scheduled repayment of principal and interest on the Partnership's debt, (ii) the payment of distributions on the Partnership's preferred units, when, as and if declared in the sole discretion of its' Board of Directors, (iii) the payment of expected capital expenditures and working capital, (iv) the maintenance of cash reserves to satisfy the liquidity covenant contained in the new 5-year syndicated $675 million senior secured term loan (Note 5)and (v) the Partnership revenues contracted to be earned under long-term charter agreements.

Further to the above, the Partnership estimates that available cash and cash expected to be generated from operating activities will be sufficient to pay its current liabilities in the twelve-month period ending one year after the issuance of the consolidated financial statements and, accordingly, there is no substantial doubt about the Partnership's ability to continue as a going concern.

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of December 31, 2019:

Vessel Owning Subsidiaries:

Company Name	Country of incorporation/ formation	Vessel Name	Delivery date from shipyard	Delivery date to Partnership	Cbm Capacity
Pegasus Shipholding S.A. ("Pegasus")	Marshall Islands	Clean Energy	March 2007	October 2013	149,700
Lance Shipping S.A. ("Lance")	Marshall Islands	Ob River	July 2007	October 2013	149,700
Seacrown Maritime Ltd. ("Seacrown")	Marshall Islands	Amur River	January 2008	October 2013	149,700
Fareastern Shipping Limited ("Fareastern")	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited ("Navajo")	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. ("Solana")	Marshall Islands	Lena River	October 2013	December 2015	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited ("Dynagas Equity")	Marshall Islands	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. ("Arctic LNG").
Dynagas Operating GP LLC ("Dynagas Operating GP")	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP ("Dynagas Operating")	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):
Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities were limited to the co-issuance of the 2019 Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG	Marshall Islands
Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership's Term Loan B discussed under Note 5.
Since the Partnership's inception, the technical, administrative and commercial management of the Partnership's fleet is performed by Dynagas Ltd. ("Dynagas" or the "Manager"), a related company, wholly owned by the Partnership's Chairman (Note 3(a)).
As of December 31, 2019, the Partnership's Sponsor owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Dynagas Partners, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 810 "Consolidation", a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights.

The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities ("VIE") are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of the years ended December 31, 2019, 2018 and 2017, no such interests existed.

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

(c)
Other Comprehensive Income: The Partnership follows the provisions of ASC 220, "Comprehensive Income", which requires separate presentation of certain transactions which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and accordingly, for the years ended December 31, 2019, 2018 and 2017, comprehensive income equaled net income.

(d)
Foreign Currency Translation: The functional currency of the Partnership is the U.S. Dollar because the Partnership's vessels operate in international shipping markets and therefore, the Partnership primarily transacts business in U.S. Dollars. The Partnership's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of such transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars using the balance sheet date exchange rates. Resulting gains or losses are included in "Other, net" in the accompanying consolidated statements of income.

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

(g)
Trade Accounts Receivable: The amount shown as trade accounts receivable at each balance sheet date, includes accounts receivable from charterers, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in dispute. Provision for doubtful accounts as of December 31, 2019 and 2018, was nil.

(h)
Inventories: Inventories consist of lubricants which are stated at the lower of cost or net realizable value, following the adoption of ASU 2015-11, "Simplifying the Measurement of Inventory". Cost is determined by the first in, first out method. Inventories may also consist of bunkers during periods when vessels are unemployed or under voyage charters and spares in warehouses, in which case, they are also stated at the lower of cost or net realizable value and cost is still determined by the first in, first out method. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
(i)
Insurance Claims: The Partnership records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Partnership's vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Partnership can estimate the amount of such recovery following submission of the insurance claim and (iv) provided that the claim is not subject to litigation.

(j)
Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, capitalized interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when such expenditures appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership's vessels is depreciated beginning from the time when the vessel is ready for her intended use, on a straight-line basis, to the time that the vessel reaches the end of its economic useful life, after considering the estimated residual value of the vessel which is based on its lightweight tonnage times an estimated scrap rate. Following a reassessment of the scrap rates effective from October 1, 2019, the Partnership reduced the average scrap rate estimate from $0.685 per lightweight ton per LNG carrier to $0.500 per lightweight ton per LNG carrier. This change in accounting estimate which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," results in additional future annual depreciation of $1.4 million. For the fiscal year 2019, the effect of the change in the estimate on net income and loss per share were a decrease by $0.3 million and an increase by $0.01 respectively. Management estimates that the useful life of each of the Partnership's vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, such vessel's remaining useful life is adjusted as of the date such regulations are adopted.

(k)
Impairment of Long-Lived Assets: The Partnership follows ASC 360-10-40 "Impairment or Disposals of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances, such as business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. When such indications are present, the Partnership determines undiscounted projected net operating cash flows for each vessel and compares the result to the vessel's carrying value. The fair values of the assets are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820, "Fair value measurements and disclosures" based on management's estimates, assumptions, use of available market data, use of third party valuations and other market observable data. In developing estimates of future cash flows, the Partnership must make assumptions about future charter rates, vessel operating expenses, fleet utilization and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and by estimating charter rates for the unfixed days. Expected outflows for scheduled vessel maintenance and vessel operating expenses are based on the Partnership's budget by using historical data, which is adjusted annually with the assumption of the average annual inflation rate prevailing at the time of the impairment test. In developing the estimate for the effective fleet utilization, the Partnership takes into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys) and each vessel's loss of hire resulting from repositioning or other conditions. In developing estimates for the remaining estimated useful lives of the current fleet and scrap values, the Partnership utilizes methods, which are identical to those employed as part of the Partnership's depreciation policy. As and for each of the years ended December 31, 2019, 2018 and 2017, the Partnership incurred no impairment loss.

(l)
Intangible Assets/Liabilities Related to Time Charters Acquired: When and where the Partnership identifies any assets or liabilities associated with the acquisition of a vessel, the Partnership records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. In connection with the acquisition of a vessel, the Partnership determines the fair value of any asset or liability acquired based on the market value of the time charters assumed when a vessel is acquired. The amount to be recorded either as an asset or a liability on the date the vessel is acquired, is determined by comparing the charter rate in the existing time charter agreement of the acquired vessel with the market rates for equivalent time charter agreements prevailing at the time the vessel is acquired. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset. When the present value of the existing time charter assumed is less than the current fair value of such charter, the difference is recorded as liability. Assets and liabilities are amortized as adjustments to revenues over the remaining term of the assumed time charter and are classified as non-current assets or liabilities, as applicable, in the accompanying consolidated balance sheets. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

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

(n)
Financing Costs: In accordance with ASU 2015-03, "Interest – Imputation of Interest", costs associated with long-term debt, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender's behalf in connection with debt financing or refinancing, or any unamortized portion thereof, are presented by the Partnership as a reduction of long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishments and loan commitment fees are expensed as interest and finance costs in the period incurred in the accompanying consolidated statements of income. Any unamortized balance of costs relating to refinanced long-term debt is deferred and amortized over the term of the credit facility in the period that such refinancing occurs, subject to the provisions of the accounting guidance with respect to "Debt – Modifications and Extinguishments".

(o)
Concentration of Credit Risk: Financial instruments, which may potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of each of its charterer's financial condition and generally does not require collateral for its trade accounts receivable.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
During the years ended December 31, 2019, 2018 and 2017, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:
Charterer	2019	2018	2017
A	47%	69%	72%
B	31%	—	—
C	16%	18%	19%
Total	94%	87%	91%

(p)
Accounting for Revenues and Related Expenses: The Partnership generates its revenues from charterers under time charter agreements, which contain a lease as they meet the criteria of a lease under ASC 842 or ASC 840 under transition accounting. In particular, under ASC 842, the Partnership elected certain practical expedients, which allowed the Partnership's existing lease arrangements, in which it was a lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. Leases, which commenced on or after January 1, 2018, were classified as operating leases under ASC 842. The Partnership's vessels are each employed under a time charter agreement, where a contract is entered into with a charterer for the charterer's use of a vessel for a specific period of time and at a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Revenues from time chartering of vessels are accounted for as operating leases. The Partnership early adopted ASC 842 as of September 30, 2018, with adoption reflected as of January 1, 2018, the beginning of the annual period in accordance with ASC 250. The Partnership has determined that the non-lease components in its time charter contracts relate to services for the operation of the vessel, which include crew, technical, safety, commercial services, among others. The Partnership has elected to account for the lease and non-lease component of time charter agreements as a combined component in its consolidated financial statements, having taken into account that the non-lease components would be accounted for ratably on a straight-line basis over the duration of the time charter and that the lease component is considered as the predominant component. The Partnership qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements. Such revenues are recognized on a straight line basis at the average minimum lease revenue over the rental periods of such charter agreements, as service is performed.

Revenue generated from variable lease payments is recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. The residual or excess amounts from actually collected hire based on the time charter agreement for each period, if any, is classified as deferred or prepaid revenue in the accompanying consolidated balance sheets. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner's expenses and is recognized together with the lease component over the duration of the charter. The Partnership has made an accounting policy election to recognize the related ballast costs, mainly consisting of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortized over the charter period. During the year ended December 31, 2019, the amortization of the contract fulfilment costs was $0.2 million. Voyage expenses, primarily consist of commissions, which are paid by the Partnership as well as port, canal and bunker expenses that are unique to a particular charter and which are paid by the charterer under the time charter arrangements or by the Partnership during periods of off-hire. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership's revenues are earned.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(q)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection costs are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(r)
Earnings/ (Loss) Per Unit: As of December 31, 2019, the Partnership's capital structure consisted of common units, two separate classes of preferred units and a general partner interest. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership's General Partner but, subject to certain restrictions, may be transferred or sold apart from the General Partner's interest. The Partnership calculates basic earnings/ (loss) per each class of units by allocating period distributed and undistributed earnings/ (losses) to the General Partner, limited partners and incentive distribution rights holders using the two-class method and in accordance with the Partnership's Fourth Amended and Restated Limited Partnership Agreement dated October 23, 2018 (the "Limited Partnership Agreement"). Basic earnings/ (losses) per common unit are computed by allocating distributed and undistributed net income/ (losses) available to common unitholders, after subtracting the interest on the Partnership's net income/ (loss) of all classes of preferred unitholders, subordinated unitholders (up to January 23, 2017 or the "Sponsor Subordinated Units Conversion Date", see Note 9) and the General Partner by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement. Where distributions relating to the period are in excess of earnings, the surplus is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2019.

(s)
Segment Reporting: The Partnership operates under one reportable segment relating to its operations as it operates solely LNG vessels. The Partnership reports financial information and evaluates its operations and operating results by the type of vessel and not by the length or type of vessel employment for its customers i.e. time charters. The Partnership's management does not use discrete financial information to evaluate operating results for each type of charter. Although revenue can be identified by charter type, management cannot and does not identify expenses, profitability or other financial information in such a manner. When the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide. As a result, the disclosure of geographic information is impracticable.

(t)
Fair Value Measurements: The Partnership follows ASC 820, "Fair Value Measurements and Disclosures", which defines and provides guidance for the measurement of fair value. This guidance creates a fair value hierarchy of measurement and indicates that, when possible, fair value is the price that would be received in the sale of an asset or the price that would be paid in the transfer of a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable data that are not corroborated by market data (Level 3). For example, the reporting entity's own data has a Level 3 priority because it is not or not yet observable or corroborated by market data. Observable market based inputs or unobservable inputs that are corroborated by market data are classified under Level 2 of the fair value hierarchy. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(u)
Commitments and Contingencies: Commitments are recognized when the Partnership has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will likely be required to satisfy such obligation and a reliable estimate of the amount of such obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless there is a remote possibility of an outflow of resources embodying economic benefits. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable (Note 8).

(v)
Accounting for Financial Instruments: The principal financial assets of the Partnership consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Partnership consist of trade and other accounts payable, accrued liabilities, long-term debt and amounts due to related parties. The Partnership may also consider, from time to time, entering into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Derivative financial instruments are generally used to manage risk related to fluctuations of interest rates. ASC 815, "Derivatives and Hedging", requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 6). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met. At the inception of a hedge relationship, the Partnership formally designates and documents the hedge relationship with respect to hedge accounting, the risk management objective and the strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. A cash flow hedge is the mitigation of risk exposure resulting from variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives is recorded in "Accumulated Other Comprehensive Income/ (Loss)" and subsequently recognized in earnings when the hedged items impact earnings.

(w)	Going concern: The Partnership's policy is in accordance with ASU No. 2014-15, "Presentation of Financial Statements - Going Concern", issued in August 2014 by the FASB. ASU 2014-15 provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a entity's ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the consolidated financial statements are issued.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Recent Accounting Pronouncements Not Yet Adopted

i)
In June 2016, the FASB issued ASU 2016-13- Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. Furthermore, in November 2018, the FASB issued ASU 2018-19, "Codification Improvements to Topic 326, Financial Instruments—Credit Losses". The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In addition, in April 2019, the FASB issued ASU 2019-04, "Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments", the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, "Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments", the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement—Overall, and 825-10. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. Based on its preliminary assessment and considering that the Partnership's trade accounts receivable relates mainly to time charter revenues whose collectability is evaluated in accordance with ASC 842 Leases, the Partnership's Management does not expect to have a material impact from the adoption of the new accounting standard on its consolidated financial statements and related disclosures.

ii)
In August 2018, the FASB issued ASU No. 2018-13, "Fair Value Measurement (Topic 820 Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement", which changes the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within that year.  Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU.  The Partnership's Management has assessed the impact of this new accounting guidance and determined that the adoption of this ASU does not have a material impact on its consolidated financial statements and related disclosures.

iii)
In March 2020, the FASB issued ASU 2020-04, "Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848)" which is intended to provide temporary optional expedients and exceptions to U.S. GAAP guidance on contracts, hedge accounting and other transactions affected by the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning on March 12, 2020 through December 31, 2022. The Partnership's Management is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties:
During the years ended December 31, 2019, 2018 and 2017, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of income:
	Years ended December 31,
	2019	2018	2017
Included in voyage expenses – related party
Charter hire commissions (a)	$1,631	$1,654	$1,830

Included in general and administrative expenses – related party
Executive services fee (d)	$603	$637	$605
Administrative services fee (e)	$120	$120	$120

Management fees-related party
Management fees (a)	$6,537	$6,347	$6,162

As of December 31, 2019 and December 2018, balances with related parties consisted of the following:

	Year ended December 31,
	2019	2018
Assets:
Working capital advances granted to the Manager (a)	$—	$1,086
Security deposits to Manager (a)	$1,350	$1,350

Liabilities included in Due to related party:
Working capital due to Manager (a)	$1,198	$—
Executive service charges due to Manager (d)	$148	$154
Administrative service charges due to Manager (e)	$30	$30
Management fees due to Manager (a)	$701	$—
Other Partnership expenses due to Manager	$125	$122
Total liabilities due to related party, current	$2,202	$306
a) Dynagas Ltd.
The Partnership's vessels have entered into vessel management agreements with Dynagas Ltd., the Partnership's Manager (the "Management Agreements"). Pursuant to the terms of these Management Agreements, the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon the vessel's delivery until the termination of the Management Agreement. The Management Agreements initially terminate on December 31, 2020 and are thereafter, automatically extended in additional eight-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries. Beginning on the first calendar year after the commencement of each vessel's Management Agreement and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of each Management Agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services. The amount of such increase is to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership's Conflicts Committee. Under the terms of the Management Agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses and general and administrative expenses that are not covered by the management fees.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):
During the years ended December 31, 2019, 2018 and 2017, each vessel was charged a daily management fee of $3.0, $2.9 and $2.8, respectively. During the years ended December 31, 2019, 2018 and 2017, management fees under the vessel Management Agreements amounted to $6,537, $6,347 and $6,162 respectively, and are separately reflected in the accompanying consolidated statements of income.

The Management Agreements also provide for:
(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager; and
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel, if applicable, plus out of pocket expenses.

During the years ended December 31, 2019, 2018 and 2017, charter hire commissions under the Management Agreements amounted to $1,631, $1,654 and $1,830, respectively, and are included in Voyage expenses-related party in the accompanying consolidated statements of income.
The Management Agreements will terminate automatically after a change of control of the owners and/or of the owners' ultimate parent, in which case an amount equal to the estimated remaining fees, but in any case not less than for a period of 36 months and not more than 60 months, will become payable to the Manager. As of December 31, 2019, based on the maximum period prescribed in the Management Agreements up to the initial termination period and the basic daily fee in effect during the year ended December 31, 2019, such termination fee would amount to approximately $19.6 million.

The Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Management Agreements, prior to their eight year term, by any reason other than Manager's default, the advance is not refundable. Such advances as of December 31, 2019 and 2018, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of December 31, 2019, an amount of $1,198 was due to the Manager in relation to these operating expenses and as of December 31, 2018, an amount of $1,086, was due from the Manager in relation to these working capital advances granted to it.
(b) Loan from related party
On November 18, 2013, upon the completion of its IPO, the Partnership entered into the $30 million Sponsor Facility with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The $30 million Sponsor Facility was extended on November 14, 2018, for an additional term of five years on terms and conditions identical to the initial credit facility (the "$30 million Extended Sponsor Facility"). The $30 million Extended Sponsor Facility may be drawn and be prepaid in whole or in part at any time during the life of the facility which is until November 2023. No amounts have been drawn under the respective facility as of December 31, 2019 and 2018.
(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement

At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, as amended and as currently in effect. The amended Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership's option to acquire the Initial Optional Vessels (as defined in the Omnibus Agreement), as well as the Partnership's option to acquire the Sponsor's ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier which were all delivered between December 2017 and February 2019, (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and (iv) the Sponsor's provisions of certain indemnities in favor of the Partnership.
The purchase option periods with regards to the Initial Optional Vessels that were not exercised, expired in December 2018.
The Partnership's option periods with regard to the Sponsor's interests in the first two of the five joint venture entities described above also expired unexercised. The Partnership retains the legal right to exercise the option to acquire from its Sponsor its 49% ownership interest in the last three vessels described above, at the period specified and as per the terms prescribed in the Omnibus Agreement.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):
(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the "Executive Services Agreement") with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $604 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1227 as of December 31, 2019), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the years ended December 31, 2019, 2018 and 2017, executive service fees amounted to $603, $637 and $605, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income.

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the "Administrative Services Agreement") with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by Dynagas. During the years ended December 31, 2019, 2018 and 2017, administrative service fees amounted to $120 for each year and are included in general and administrative expenses – related party in the accompanying consolidated statements of income.

4. Vessels, net:
The amounts in the accompanying consolidated condensed balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2017	$1,167,500	$(190,202)	$977,298
Other additions to vessels' cost	409	—	409
Depreciation	—	(30,330)	(30,330)
Balance December 31, 2018	$1,167,909	$(220,532)	$947,377
Depreciation	—	(30,680)	(30,680)
Balance December 31, 2019	$1,167,909	$(251,212)	$916,697

As of December 31, 2019, all vessels comprising the Partnership's fleet were first priority mortgaged as collateral to secure the $675 Million Credit Facility, further discussed in Note 5.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:
		Year Ended December 31,
Debt instruments	Borrowers-Issuers	2019	2018

$675 Million Credit Facility	Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited, Solana Holding Ltd.	663,000	—
$480 Million Term Loan B	Arctic LNG and Dynagas Finance LLC	—	472,800
$250 Million 2019 Notes	Dynagas Partners and Dynagas Finance	—	250,000
Total debt		$663,000	$722,800
Less deferred financing fees		(9,846)	(9,984)
Total debt, net of deferred finance costs		$653,154	$712,816
Less current portion, net of deferred financing fees		$(45,482)	$(251,754)
Long-term debt, net of current portion and deferred financing fees		$607,672	$461,062

$675 Million Senior Secured Term Loan Facility ($675 Million Credit Facility)

On September 18, 2019, Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited and Solana Holding Ltd., wholly owned by the Partnership, as co-borrowers, entered into a syndicated $675.0 million senior secured term loan, the $675 Million Credit Facility, with leading international banks. On September 25, 2019, the amount of $675.0 million was drawn under the $675 Million Credit Facility and the Partnership repaid in full the indebtedness outstanding under the $480 Million Senior Secured Term Loan Facility of $470.4 million; and on October 30, 2019, the remaining amount of $204.6 million plus cash on hand was used to repay the $250 Million Senior Unsecured Notes due 2019.

The $675 Million Credit Facility bears interest at U.S. LIBOR plus 3.00% margin and is secured by, among other things, first priority mortgages on the six LNG vessels in the Partnership's fleet. The $675 Million Credit Facility is repayable over five years in 20 consecutive quarterly payments plus a balloon payment in the fifth year.

The $675 Million Credit Facility contains financial covenants that require the Partnership to:

•	meet a specified minimum ratio of Cash and Cash Equivalents to Total Liabilities;
•	meet a specified maximum ratio of Total Liabilities to the Market Value Adjusted Total Assets; and
•	maintain a minimum liquidity of $50.0 million in a restricted Cash Collateral Account.

The $675 Million Credit Facility restricts the Partnership from declaring or making any distributions to its common unit-holders while borrowings are outstanding. Scheduled distributions to the preferred unit-holders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding.

As of December 31, 2019, the Partnership was in compliance with all financial covenants prescribed in its $675 Million Credit Facility.
The annual principal payments for the Partnership's outstanding $675 Million Credit Facility as at December 31, 2019, required to be made after the balance sheet date were as follows:
Year ending December 31,	Amount
2020	$48,000
2021	48,000
2022	48,000
2023	48,000
2024	471,000
Total long-term debt	$663,000

$480 Million Senior Secured Term Loan Facility (Term Loan B)

On May 18, 2017, Arctic LNG and Dynagas Finance LLC, wholly owned subsidiaries of the Partnership, as co-borrowers, entered into a $480.0 million senior secured term loan. The Term Loan B bore interest at LIBOR plus a margin and provided for a 0.25% quarterly amortization on the principal and a bullet payment at maturity in May 2023. On September 25, 2019, the then outstanding principal of $470.4 million of the Term Loan B was fully repaid from the proceeds of the Partnership's new syndicated $675.0 million senior secured term loan facility.

$250 Million Senior Unsecured Notes due 2019 (2019 Notes)
On September 15, 2014, the Partnership completed the public offering of the 2019 Notes with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. The 2019 Notes bore interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year.  The 2019 Notes were fully repaid at their maturity on October 30, 2019, using cash on hand as well as a portion of the new $675 Million Credit Facility.
The weighted average interest rate on the Partnership's long-term debt for the years ended December 31, 2019, 2018 and 2017, was 5.4%, 6.4% and 5.4%, respectively.

Total interest incurred on long-term debt for the years ended December 31, 2019, 2018 and 2017, amounted to $46,638, $46,884 and $39,775, respectively, and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.
Commitment fees incurred for the years ended December 31, 2019, 2018 and 2017, amounted to $791, nil and nil, respectively. Such fees are included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6. Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
•
Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of the non-current portion of the amounts due from related parties, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership's estimated cost of capital, is $1,278 as of December 31, 2019, compared to its carrying value of $1,350 as of the same date.

•
Long-term debt: The $675 Million Credit Facility discussed in Note 5, has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
•
Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the determination of the fair value of the assets or liabilities.

7. Time charters acquired:
In December 2015, the Partnership acquired from its Sponsor, the Lena River, which was one of the Initial Optional Vessels (Note 3(c)). In connection with the Lena River acquisition, the Partnership paid an aggregate consideration of $240.0 million consisting of (i) the purchase price of the vessel and, (ii) the fair value of the favorable time charter contract attached to the vessel. As a result, the Partnership recognized an intangible asset of $20.0 million, which represented the fair value of the time charter acquired, at the time of acquisition.

During the years ended December 31, 2019, 2018 and 2017, the amortization of the above market acquired time charter related to the acquisition of the Lena River amounted to nil, $5,267 and $7,247 respectively, and is included in Voyage revenues in the accompanying consolidated statements of income. The respective intangible asset was fully amortized to revenues in the third quarter of 2018, in accordance with the expiration of the respective charter contract.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Commitments and Contingencies:

(a) Long-term leases:
The Partnership employs its vessels under time charter contracts. Certain of its time charters provide for variable lease payments, escalating lease payments, charterers' options to extend the lease terms, termination clauses and charterers' options to purchase the underlying assets. The Partnership, in order to calculate future minimum contracted lease payments, has assessed all the relevant factors that create an economic incentive for the lessee to be reasonably certain to exercise lease renewal, termination or purchase options.

Two of the Partnership's time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the "Opex Lease Element"). The Opex Lease Element is determined on a cost pass through basis on the vessel's actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates. Specifically, under one of the Partnership's time charters, the charterer has options to extend a three year contract, by two consecutive 12 month periods, at escalating rates and, under two of its time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment and in such case the Partnership may not receive the contracted revenues thereunder. The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.

As of December 31, 2019, the Partnership reported lease income (which excludes the non- cash adjustments) of $130.5 million. The Partnership's maturity analysis of future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of December 31, 2019, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

Year ending December 31,	Amount
2020	125,783
2021	114,794
2022	103,824
2023	103,824
2024	103,935
2025 and thereafter	550,541
Total	$1,102,701

(b) Legal Proceedings:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities which should be disclosed (other than that referred below) or for which a provision should be established in the accompanying consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is then able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership is covered in the event of any liabilities associated with the individual vessels' actions up to the maximum limits as provided for by the Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Commitments and Contingencies (continued):

On May 16, 2019, a purported stockholder of the Partnership filed a putative class action lawsuit against the Partnership and certain related entities and individual officers and directors of the Partnership in the United States District Court for the Southern District of New York (Case No.19- cv-04512). The complaint purports to be brought on behalf of shareholders who purchased the common stock of the Partnership between February 16, 2018 and March 21, 2019. The Complaint generally alleges that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements regarding, among other matters, new charter agreements that the Partnership entered into with various energy companies and the Partnership's expectations about its ability to sustain its quarterly distribution. The complaint seeks unspecified damages, attorneys' fees, and other costs. On August 19, 2019, the Court appointed a group of shareholders as Lead Plaintiffs in the action, who filed an amended complaint on September 26, 2019. The amended complaint makes allegations similar to those in the original complaint, extends the class period (December 21, 2017 through March 21, 2019), adds as defendants three additional directors of the Partnership and the underwriters of the Partnership's Series B Preferred Units Offering, and asserts new claims under Section 20A of the Securities Exchange Act of 1934 on behalf of plaintiffs who acquired Partnership securities or sold put options contemporaneously with the Series B Preferred Units Offering, and under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 based on allegedly false and/or misleading statements in the offering documents for the Series B Preferred Units Offering.  The Partnership, related entity defendants, and underwriter defendants filed a motion to dismiss the amended complaint on December 5, 2019, which is now fully briefed, but has not yet been decided by the Court.
The Partnership and its management believe that the allegations in the lawsuit are without merit and intend to vigorously defend their position.

 (c) Technical and Commercial Management Agreement:
As further disclosed in Note 3, the Partnership has contracted with Dynagas Ltd. for the provision of commercial, administrative and technical management of its vessels pursuant to certain Management Agreements. For the commercial services provided under the Management Agreements, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $13,784. For vessel administrative and technical management fees, the Partnership paid during the year ended December 31, 2019, a daily management fee of $3.0 per vessel (Note 3(a)). Management fees for the period from January 1, 2020 to the date of the expiration of the agreements on December 31, 2020, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to amount to $6,752.

9. Partners' Equity:
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

Series B Preferred Units:

On October 23, 2018, the Partnership concluded the underwritten public offering of 2,200,000 Series B Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received net proceeds of $53.0 million from this offering, after deducting underwriters' discounts and commissions and offering expenses, which amounted to $2.0 million.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
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
As of December 31, 2019, the Partnership had 35,490,000 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.

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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Partners' Equity (continued):

On April 18, 2018, the Partnership announced a reduction in cash distribution to $0.25 per unit to all common unit holders from $0.4225 per common unit in prior quarters, which was approved by the Partnership's Board of Directors on April 12, 2018 and was paid on May 3, 2018, to all common unitholders of record as of April 26, 2018.

On January 25, 2019, the Partnership announced a reduction in cash distribution to $0.0625 per unit to all common unitholders from $0.25 per common unit in prior quarters, which was paid on February 14, 2019, to all common unitholders of record as of February 7, 2019.

On September 26, 2019 the Partnership announced that pursuant to the closing of the $675 Million Credit Facility (Note 5), the Partnership is prohibited from paying distribution to its common unit-holders while borrowings are outstanding under the $675 Million Credit Facility.

As the quarterly distributions with respect to fiscal year 2019 were below $0.365 per common unit, the actual cash distributions and the allocation of net income for the purposes of the earnings per common unit calculation were based on the limited partners' and General Partner's ownership percentage applying to the minimum quarterly distribution level, as per the above presented distribution waterfall.

Preferred Units distribution and redemption provisions:

Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, when, as and if declared by the Partnership's Board of Directors out of amounts legally available for such purpose. Distributions are payable at a distribution rate of 9.00% per annum of the stated liquidation preference.

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership's option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

Distributions on the Series B Preferred Units are cumulative from the date of original issue and are payable quarterly on February 22, May 22, August 22 and November 22, of each year, when, as and if declared by the Partnership's Board of Directors out of amounts legally available for such purpose. Furthermore, distributions on the Series B Preferred Units are payable (i) from and including the original issue date to, but excluding, November 22, 2023 at a fixed rate equal to 8.75% per annum of the stated liquidation preference per unit and (ii) from and including November 22, 2023 at a floating rate equal to three-month LIBOR plus a spread of 5.593% per annum of the stated liquidation preference per unit.
At any time on or after November 22, 2023, the Series B Preferred Units may be redeemed, in whole or in part, at the Partnership's option, out of amounts available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

The Series A Preferred Units and the Series B Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership's indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank pari passu with the Series B Preferred Units. Both the Series A Preferred Units and the Senior B Preferred Units rank senior to the Partnership's common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units and the Series B Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units and the Series B Preferred Units as to payment of distributions. The Series A Preferred Units and the Series B Preferred Units are rank junior to all of the Partnership's existing and future indebtedness. The interests of the holders of Series A Preferred Units or Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred units or Series B Preferred Units, and by other transactions.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Partners' Equity (continued):

Common unit distributions:

As mentioned above, on January 25, 2019, the Partnership announced a reduction of its quarterly cash distribution to $0.0625 per common unit, for the fourth quarter of 2018, from $0.25 per common unit in prior quarters, which was paid on February 14, 2019, to all common unitholders of record as of February 7, 2019.

On April 24, 2019, the Partnership announced a quarterly cash distribution, for the first quarter of 2019 of $0.0625 per common unit, or $2.2 million which, on May 10, 2019, was paid to all unit holders of record as of May 3, 2019.

Series A Preferred unit distributions:

On January 21, 2019, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2018 to February 11, 2019. The cash distribution was paid on February 12, 2019, to all Series A preferred unitholders of record as of February 5, 2019.

On April 25, 2019, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2019 to May 11, 2019. The cash distribution was paid on May 13, 2019, to all Series A preferred unitholders of record as of May 6, 2019.

On July 22, 2019, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2019 to August 11, 2019. The cash distribution was paid on August 12, 2019, to all Series A preferred unitholders of record as of August 5, 2019.

On October 22, 2019, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from August 12, 2019 to November 11, 2019. The cash distribution was paid on November 12, 2019, to all Series A preferred unitholders of record as of November 5, 2019.

Series B Preferred unit distributions:

On January 31, 2019, the Partnership's Board of Directors declared a cash distribution of $0.7231 per unit on its Series B Preferred Units for the period from October 23, 2018 to February 21, 2019. The cash distribution was paid on February 22, 2019, to all Series B preferred unitholders of record as of February 15, 2019.

On April 30, 2019, the Partnership's Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2019 to May 21, 2019. The cash distribution was paid on May 22, 2019, to all Series B preferred unitholders of record as of May 15, 2019.

On July 30, 2019, the Partnership's Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from May 22, 2019 to August 21, 2019. The cash distribution was paid on August 22, 2019, to all Series B preferred unitholders of record as of August 15, 2019.

On October 30, 2019, the Partnership's Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from August 22, 2019 to November 21, 2019. The cash distribution was paid on November 22, 2019, to all Series B preferred unitholders of record as of November 15, 2019.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Partners' Equity (continued):

General Partner Distributions:

During the years ended December 31, 2019, 2018 and 2017, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $4, $59 and $129, respectively.

10. (Loss)/ Earnings per Unit:
The Partnership calculates earnings/ (loss) per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2019
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. (Loss)/ Earnings per Unit (continued):
Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 9 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership's net earnings. The Partnership had no dilutive instruments in the years ended December 31, 2019, 2018 and 2017.
 The calculations of the basic and diluted earnings per common unit are presented below:
	Year ended December 31,
	2019	2018	2017
Partnership's Net income	$3,613	$3,613	$17,339
Less:
Net Income attributable to preferred unitholders	11,563	7,659	6,750
Net Income attributable to subordinated unitholders	—	—	1,208
General Partner's interest in Net Income	(8)	(4)	79
Net income/(loss) attributable to common unitholders	$(7,942)	$(4,042)	$9,302
Weighted average number of common units outstanding, basic and diluted	35,490,000	35,490,000	34,545,740
Earnings/ (Losses) per common unit, basic and diluted	$(0.22)	$(0.11)	$0.27

11. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:
	Year ended December 31,
	2019	2018	2017
Interest expense (Note 5)	$46,638	$46,884	$39,775
Amortization of deferred financing fees	3,199	3,261	2,804
Write-off of deferred financing fees	7,497	—	2,583
Commitment fees (Note 5)	791	—	—
Other	466	345	1,119
Total	$58,591	$50,490	$46,281

12. Taxes:

Under the laws of the countries of the Partnership and its subsidiaries' incorporation and / or vessels' registration, the Partnership and its subsidiaries are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical manager of the Partnership's vessels, Dynagas Ltd., an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf of the Partnership. These tonnage taxes for the years ended December 31, 2019, 2018 and 2017, amounted $332, $548 and $417, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income.

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
The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2019, 2018 and 2017 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source shipping income, for 2019, 2018 and 2017, the Partnership would be subject to U.S. federal income tax of approximately $29, nil and $123, respectively.

13. Subsequent Events:

(a)
Quarterly Series A Preferred unit cash distribution: On January 20, 2020, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2019 to February 11, 2020. The cash distribution was paid on February 12, 2020, to all Series A preferred unitholders of record as of February 5, 2020.

(b)
Quarterly Series B Preferred unit cash distribution: On January 30, 2020, the Partnership's Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2019 to February 21, 2020. The cash distribution was paid on February 24, 2020, to all Series B preferred unitholders of record as of February 17, 2020.

(c)
COVID-19 outbreak: The outbreak of COVID-19, which originated in China in December 2019 and subsequently spread to most developed nations of the world, has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil, refined petroleum products and LNG. The Partnership expects that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. Although to date there has not been any significant effect in the Partnership's operating activities due to COVID-19, the extent to which COVID-19 will impact the Partnership's results of operation and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact. An estimate of the impact cannot therefore be made at this time.