Form 20-F
period 2020-12-31
Dynagas LNG Partners LP
filed 2021-04-29
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
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
35,612,580 Common Units
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐

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

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT
This annual report on Form 20-F for the year ended December 31, 2020, or the annual report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this annual report. Unless the context otherwise requires, references in this annual report to "Dynagas LNG Partners," the "Partnership," "we," "our" and "us" or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP.  Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our "Fleet". References in this annual report to "our General Partner" refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP.  References in this annual report to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "Manager" refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. References in this annual report to the "Prokopiou Family" are to our Chairman, Mr. Georgios Prokopiou, and certain members of his family.
All references in this annual report to us for periods prior to our initial public offering, or IPO, on November 18, 2013 refer to our predecessor companies and their subsidiaries, which are former subsidiaries of our Sponsor that had interests in the Clean Energy, the Ob River and the Amur River, collectively our "Initial Fleet".
All references in this annual report to "Gazprom", "Equinor", and "Yamal" refer to Gazprom Marketing and Trading Singapore Pte. Ltd., Equinor ASA (formerly, Statoil ASA), and Yamal Trade Pte. Ltd., respectively.
Unless otherwise indicated, all references to "U.S. dollars," "dollars" and "$" in this annual report are to the lawful currency of the United States. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of our vessels.
References herein to the "Omnibus Agreement" refer to the Omnibus Agreement, as amended and restated and as currently in effect, with our Sponsor.  The Omnibus Agreement provided us with, among other things, the right to acquire ownership interests from our Sponsor in certain identified vessels.  Our Sponsor owned or owns, directly or indirectly, 100% of the equity interests of the entities that own or owned these seven identified LNG carriers, the Yenisei River, the Arctic Aurora, the Lena River, the Clean Ocean, the Clean Planet, the Clean Horizon and the Clean Vision. In 2014 and 2015, we exercised our purchase options under the Omnibus Agreement and acquired from our Sponsor the Arctic Aurora, the Yenisei River and the Lena River. The purchase options for the Clean Horizon, the Clean Vision, the Clean Ocean and the Clean Planet have expired unexercised. For a discussion of the purchase options referenced in the immediately preceding sentence, please see "Item 4. Information on the Partnership—B. Business Overview—The Optional Vessels",  "Item 4. Information on the Partnership—B. Business Overview—Rights to Purchase Optional Vessels" and "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions" contained in our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 16, 2020. Our Sponsor also owns a 49% minority ownership interest in five joint venture entities that currently own five 172,000 cubic meter ARC7 LNG carriers, namely, the Boris Vilkitsky, Fedor Litke, Georgiy Brusilov, Boris Davydov and Nikolay Zubov, including the related charters or other agreements relating to the operation or ownership of these LNG carriers. Our options to purchase the Sponsor's interests in the Boris Vilkitsky, the Fedor Litke, Georgiy Brusilov, Boris Davydov and Nikolay Zubov and the related agreements have expired unexercised.   As of the date of this annual report, we no longer have any rights to acquire any identified vessels or ownership interests in vessels owned by our Sponsor.  We still have the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect.
The "Yamal LNG Project" refers to the LNG production terminal on the Yamal Peninsula in Northern Russia.  The terminal consists of three LNG trains with a total capacity of 16.5 million metric tons of LNG per year, that will require ice-class designated vessels to transport LNG from this facility, and for which, two of the vessels in our Fleet have been contracted.  The Yamal LNG Project is a joint venture between NOVATEK (50.1%), TOTAL E&P Yamal (20%), China National Oil & Gas Exploration and Development Corporation (CNODC) (20%) and Yaym Limited (9.9%). Please see "Item 4. Information on the Partnership—B. Business Overview.

FORWARD-LOOKING STATEMENTS AND SUMMARY OF RISK FACTORS
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
Forward-looking statements appear in a number of places in this annual report and include statements with respect to, among other things:
•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies, including potential expansion into and acquisition of assets and businesses in other sectors of the shipping industry;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	stability of Europe and the Euro;
•	fluctuations in currencies and interest rates;
•	the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including dry-docking, crewing and insurance costs, bunker prices and fuel prices;
•	the adequacy of our insurance to cover our losses;
•	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	our ability to repay or refinance our existing debt and settling of interest rate swaps (if any);

•
our ability to incur additional indebtedness on acceptable terms or at all, to access the public and private debt and equity markets and to meet our restrictive covenants and other obligations under our credit facilities, including our $675 Million Credit Facility (as defined below);

•	our Sponsor's ability to fund our $30 Million Revolving Credit Facility (as defined below);
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	our ability to purchase vessels from our Sponsor and other parties in the future;
•	our continued ability to enter into profitable long-term time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, including the implementation of new environmental regulations;
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

•	our anticipated taxation and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;

•	charterers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation and potential costs due to environmental damage and vessel collisions;
•
potential disruption of shipping routes due to accidents, political events, public health threats, pandemics, international hostilities and instability, piracy, acts by terrorists or events, including "trade wars";

•	the impact of public health threats and outbreaks of other highly communicable diseases;
•
the length and severity of the coronavirus ("COVID-19") outbreak, including its impacts across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;

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
Forward-looking statements in this annual report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may not occur or differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report under the heading "Item 3. Key Information—D. Risk Factors." These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
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
The following table presents our selected historical consolidated financial and operational data as of and for each of the years in the five-year period ended December 31, 2020. The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects." Our selected historical consolidated financial data have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Our selected historical consolidated financial information as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. Our selected historical consolidated financial information as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2020	2019	2018	2017	2016
STATEMENT OF INCOME	(In thousands of Dollars, except for units, per unit data and TCE rates)

Voyage revenues	$137,165	$130,901	$127,135	$138,990	$169,851
Voyage expenses- including related party (1)	(2,994)	(2,709)	(2,802)	(3,619)	(2,961)
Vessel operating expenses	(28,830)	(28,351)	(25,042)	(27,067)	(26,451)
General and administrative expenses- including related party	(2,528)	(2,708)	(2,209)	(1,686)	(1,885)
Management fees	(6,752)	(6,537)	(6,347)	(6,162)	(5,999)
Depreciation	(31,797)	(30,680)	(30,330)	(30,319)	(30,395)
Dry-docking and special survey costs	-	-	(7,422)	(6,193)	(81)
Operating income	$64,264	$59,916	$52,983	$63,944	$102,079
Interest income	221	2,331	1,051	203	-
Interest and finance costs	(27,058)	(58,591)	(50,490)	(46,281)	(34,991)
Loss on Derivative Financial Instruments	(3,148)	-	-	-	-
Other, net	(227)	(43)	69	(527)	(234)
Net Income	$34,052	$3,613	$3,613	$17,339	$66,854

EARNINGS/(LOSS) PER UNIT (2) (basic and diluted):
Common Unit (basic and diluted)	$0.63	$(0.22)	$(0.11)	$0.27	$1.69
Weighted average number of units outstanding (basic and diluted):
Common units	35,546,823	35,490,000	35,490,000	34,545,740	20,505,000
Cash distributions declared and paid per common unit	$-	$0.13	$1.17	$1.69	$1.69

BALANCE SHEET DATA:
Total current assets	$27,120	$18,172	$112,963	$70,404	$60,195
Vessels, net	884,900	916,697	947,377	977,298	1,007,617
Total assets	965,837	989,187	1,063,436	1,054,319	1,106,676
Total current liabilities	62,845	64,635	272,742	22,898	53,056
Total long-term debt, including current portion, gross of deferred financing fees	615,000	663,000	722,800	727,600	722,500
Total partners' equity	336,493	313,707	326,485	318,318	367,836

CASH FLOW DATA:
Net cash provided by operating activities	$68,603	$43,177	$42,994	$59,339	$103,618
Net cash used in investing activities	-	-	(409)	-	(37,472)
Net cash used in financing activities*	(59,830)	(86,888)	(132)	(74,470)	(32,844)
FLEET PERFORMANCE DATA:
Number of vessels at the end of the year	6	6	6	6	6
Average number of vessels in operation (3)	6.0	6.0	6.0	6.0	6.0
Average age of vessels in operation at end of year (years)	10.4	9.4	8.4	7.4	6.4
Available Days (4)	2,196.0	2,190.0	2,144.7	2,140.3	2,196.0
Fleet utilization (5)	99.8%	98.5%	100%	98%	100%
OTHER FINANCIAL DATA:
Time Charter Equivalent (in US dollars) (6)	$61,098	$58,535	$57,972	$63,249	$75,997
Adjusted EBITDA (6)	$96,451	$90,357	$96,094	$107,545	$139,531

*	Comparative amounts have been reclassified due to the current presentation of restricted cash following the adoption of ASU No. 2016-18-Statement of Cash Flows-Restricted Cash.
(1)	Voyage expenses include mainly commissions of 1.25% paid to our Manager.

(2)
In July 2020 and as amended and restated in August 2020, we entered into an ATM Sales Agreement for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million.  For more information on our current "at-the-market" offering program, please see "Item 4.—Information on The Partnership History and Development of The Partnership."

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
	Year Ended December 31,
(In thousands of Dollars, except for TCE rate data)	2020	2019	2018	2017	2016
Voyage revenues	$137,165	$130,901	$127,135	$138,990	$169,851
Voyage expenses - including related party	$(2,994)	$(2,709)	$(2,802)	$(3,619)	$(2,961)
Time charter equivalent revenues	$134,171	$128,192	$124,333	$135,371	$166,890
Total Available Days	2,196.0	2,190.0	2,144.7	2,140.3	2,196.0
Time charter equivalent (TCE) rate	$61,098	$58,535	$57,972	$63,249	$75,997

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
Reconciliation of Net Income to Adjusted EBITDA
(In thousands of U.S. dollars)
Reconciliation to Net Income
Net Income	$34,052	$3,613	$3,613	$17,339	$66,854
Net interest and finance costs (1)	29,985	56,260	49,439	46,078	34,991
Depreciation	31,797	30,680	30,330	30,319	30,395
Class survey costs	-	-	7,422	6,193	81
Amortization of fair value of acquired time charter	-	-	5,267	7,247	7,268
Amortization of deferred revenue	400	(377)	(45)	369	(58)
Amortization of deferred charges	217	181	68	-	-
Adjusted EBITDA	$96,451	$90,357	$96,094	$107,545	$139,531

(1) Includes interest and finance costs, net of interest income, and (gain)/ loss on derivative instruments, if any.
B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.	RISK FACTORS
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
Our cash distribution policy is consistent with the terms of our Partnership Agreement, which requires that we distribute all of our available cash quarterly. There is no guarantee that unitholders will receive quarterly distributions from us as our cash distribution policy is subject to certain restrictions and may be changed or eliminated at any time. In particular, under the terms of the $675 Million Credit Facility (as defined below), the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility.
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
We have derived, and believe we will continue to derive, all of our revenues from a limited number of charterers, such as Gazprom, Equinor and Yamal. For the year ended December 31, 2020, during which we derived our operating revenues from four charterers, Gazprom accounted for 45%, Yamal accounted for 39% and Equinor accounted for 16% of our total revenues. All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas, COVID-19 and similar epidemics and pandemic and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to pay any distributions, including reduced distributions, to our unitholders.
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
None of our vessels are scheduled to be dry-docked in 2021.
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
Major outbreaks of diseases (such as COVID-19) and governmental responses thereto could adversely affect our business.

Since the beginning of calendar year 2020, the outbreak of COVID-19 pandemic, which originated in China in late 2019 and subsequently spread around the world, has negatively affected economic conditions, the supply chain, the labor market, the demand for shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. The COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for LNG carriers may deteriorate further and our operations and cash flows may be negatively impacted. The extent of COVID-19's impact on our financial and operational results, which could be material, will depend on the length of time that the pandemic continues and whether subsequent waves of the infection happen. Uncertainties regarding the economic impact of the COVID-19 pandemic are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments are approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry. These measures, though contemplated to be temporary in nature, may continue and increase as countries attempt to contain the outbreak or any reoccurrences thereof.

At this stage, it is difficult to determine the full impact of COVID-19 on our business. Effects of the current pandemic have or may include, among others:

•	deterioration of economic conditions and activity and of demand for shipping;

•
operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing);

•
potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions;

•	reduced cash flow and financial condition, including potential liquidity constraints;

•
credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital, including to finance our existing debt obligations;

•	potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;

•	potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants;

•	potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities;

•
due to quarantine restrictions placed on persons and additional procedures using commercial aviation and other forms of public transportation, our crew has had difficulty embarking and disembarking on our ships. Although the restrictions have on certain cases delayed crew embarking and disembarking on our ships, they have not far functionally affected our ability to crew out vessels;

•
international transportation of personnel could be limited or otherwise disrupted. In particular, our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew, and possibly impact our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts, which local experts may vary in skill and are difficult to supervise remotely for work we ordinarily address in-house; and

•
potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays and additional costs relating to crew wages paid to retain the existing crew members on board or other operational issues. We have incurred and may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees' well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

The failure to consummate or integrate acquisitions that we undertake in a timely and cost-effective manner, or at all, could have an adverse effect on our business, our plans for growth and our financial condition and results of operations.
Acquisitions that expand our Fleet have been an important component of our business strategy.
As of the date of this annual report, all of our remaining options under the Omnibus Agreement to acquire interests in our Sponsor’s existing vessels have expired unexercised.  Our growth strategy going forward dependent on, among other things, our continuing relationship with our Sponsor and other factors related to that relationship, many of which are beyond our control including our ability to (i) maintain a drop-down pipeline of existing or newbuild vessels from our Sponsor, (ii) obtain the required consents from lenders and charterers in connection with any potential acquisition of vessels from our Sponsor, and (iii) finance our business through equity and debt capital markets transactions at terms that are favorable to us, which is highly dependent on favorable market conditions.
In light of recent master limited partnership ("MLP") market volatility and the fall in the value of our common units and preferred units, it may be more difficult for us to complete an accretive acquisition.
We believe that other acquisition opportunities with  parties that are related to our Sponsor and third-parties may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable at or after the time of such acquisition and may be cash flow negative or may not generate sufficient cash flow to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm or have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions (reduced or at all) to our unitholders, including risks that we may:
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
Our future acquisitions could present a number of anticipated as well as unanticipated risks, including the risk of incorrect assumptions regarding the future results of acquired vessels or businesses or expected cost reductions or other synergies expected to be realized as a result of acquiring vessels or businesses, the risk of failing to successfully and timely integrate the operations or management of any acquired vessels or businesses and the risk of diverting management's attention from existing operations or other priorities. We may also be subject to additional costs and expenses related to compliance with various international or domestic laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions from our Sponsor, in a timely and cost-effective manner, or at all, our business, plans for future growth, financial condition, results of operations and cash available for distribution could be materially and adversely affected.
We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We have entered, and may enter in the future, into contracts, charters, newbuilding and conversion contracts with shipyards, debt agreements with financial institutions, our Sponsor and other counterparts, interest rate swaps, foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and work stoppages or other labor disturbances, including as a result of the ongoing COVID-19 pandemic.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business."
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

As noted above, the amount of cash we can distribute on our common and preferred units depends in part on the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:
•	the rates we obtain from our charters;
•	the level of our operating costs, such as the cost of crews and insurance;
•	the continued availability of natural gas production;
•	demand for LNG;
•	supply of LNG carriers;
•	prevailing global and regional economic and political conditions, including the any economic downturns caused by the spread of the novel COVID-19 virus;
•	currency exchange rate fluctuations; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.
In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:
•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring secondhand vessels and complying with regulations;
•	the number of unscheduled off-hire days for our Fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;
•	our debt service requirements and restrictions on distributions contained in our debt instruments;
•	the level of debt we will incur to fund future acquisitions;
•	fluctuations in interest rates;
•	fluctuations in our working capital needs;
•	variable tax rates;
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
We have secured an estimated contract backlog of $1.14 billion for the vessels in our Fleet as of the date of this annual report, $0.15 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following a dry-docking. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate, which is calculated based on the budget agreed at the inception of the contract, due to the yearly variations in the respective vessels' operating costs. Notwithstanding our current estimated contracted backlog, one of our principal objectives is to enter into additional multi-year time charters upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:
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
LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. The amounts outstanding under our $675 Million Credit Facility have been, and amounts under additional credit facilities that we may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we enter into interest rate swaps, such as the floating to fixed interest rate swap transaction with Citibank N.A. entered into in May of 2020 and effective from June 29, 2020, or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses. For more information on the interest rate swap transaction referenced in the immediately preceding sentence, please see "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk."
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
In addition, on November 30, 2020, ICE Benchmark Administration, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom's Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or SOFR. The impact of such a transition from LIBOR to SOFR could be significant for us. The counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We have not entered into any derivative instruments such as interest rate swaps since our IPO.

In order to manage our exposure to interest rate fluctuations, we may use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of other vessels from affiliated or unaffiliated third-parties.
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
We cannot predict if investors will find our common units less attractive if we rely on exemptions applicable to smaller reporting companies and non-accelerated filers. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our share price may be more volatile.
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
Our Manager, which is wholly-owned by Mr. Georgios Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to a Master Agreement (as defined in "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management"). We currently pay our Manager a fee of $2,750 per day for each vessel for providing our vessel owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $8.5 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2020.The management fee increases by 3% annually unless otherwise agreed, between us, with approval of our Conflicts Committee, and our Manager. The management fees payable for the vessels may be further increased if our Manager has incurred material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee.
We have further entered into an executive services agreement, or the Executive Services Agreement, on March 21, 2014, with retroactive effect to the date of the closing of our IPO, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, which expired in November 2018 but was automatically renewed for a successive five year term (unless terminated earlier), payable in equal monthly installments. After the expiration of the firm period, the Executive Services Agreement will automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2020, we incurred approximately $0.6 million in connection with this agreement.
Pursuant to an administrative services agreement, or the Administrative Services Agreement, that we entered into on December 30, 2014 and with effect from the date of the closing of our IPO, our Manager also provides us with certain administrative and support services (including certain financial, accounting, reporting, secretarial and information technology services) for which we currently pay a monthly fee of $10,000, plus all related costs and expenses, payable in quarterly installments. As of December 31, 2020, we incurred $0.1 million in connection with this agreement.
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
•
The unitholders are unable to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units (including common units held by the General Partner and its Affiliates) voting together as a single class is required to remove our General Partner. Our Sponsor currently owns 15,595,000 of our common units, representing approximately of the outstanding common units.

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

If we are unable to acquire LNG vessels from our Sponsor or other third parties, we may explore opportunities to expand into other shipping sectors.
As of the date of this annual report, all of our remaining options under the Omnibus Agreement to acquire interests in our Sponsor’s existing vessels have expired unexercised.
Pursuant to the Omnibus Agreement that we have entered into with our Sponsor and our General Partner, we continue to have the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect.  To the extent we seek and are unable to successfully negotiate acquisitions of LNG vessels from our Sponsor or other third parties, we may seek to expand into other sectors of the shipping industry.
Additionally, we continuously evaluate potential transactions that we believe will be accretive to earnings, enhance unitholder value or are in the best interests of the Partnership. These transactions may include pursuing business combinations; acquiring vessels or related businesses (or otherwise expanding our operations), including in sectors outside of the LNG shipping sector (such as, the oil tanker sector); repaying existing debt; repurchasing of our units; and undertaking short term investments and other transactions.
If we are unable to undertake such transactions on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness.
We may experience operational problems with vessels that reduce revenue and increase costs.
LNG carriers are complex and their operation is technically challenging. Marine transportation operations are subject to mechanical risks and problems, including, among others, business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the ongoing COVID-19 pandemic) and quarantine, or political action in various countries. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.
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
•
negative global or regional economic or political conditions, including the economic downturn caused by the spread of the novel COVID-19 virus, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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
According to Drewry Shipping Consultants Ltd., or Drewry, LNG trade has increased during 2016 and 2020. While India and China were main drivers of LNG trade during 2016-18, Europe played a dominant role in 2019. China's LNG import growth rate declined 14.8% year over year to 61.9 million tons in 2019. Previously, China's LNG import grew 46.1% year over year in 2017 and 41.1% in 2018.  In 2019, France's LNG imports more than doubled to 16 million tons, compared to 2018. Spain's LNG imports grew 61.0% year over year in 2019 to 16.1 million tons. In 2019, LNG trade grew by 11.5% year over year to 349 million tons. However, demand from the key Asian importers, Japan and South Korea declined in 2019 as a change in priorities has marked a shift back to nuclear energy and increased focus on renewables. In  2020, the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade as many economies imposed lockdown. Global LNG trade grew at only 0.7% year over year in 2020 compared to 13.3% year over year in 2019 and 7.8% year over year in 2018. Following slump in LNG demand in Asian countries, many US cargos were cancelled. However, LNG demand recovered in 2H20.
A continuation of the recent low prices in natural gas and volatile oil prices may adversely affect our growth prospects and results of operations.
Natural gas prices are volatile and have recently reached their lowest levels since 2009 in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:
•	price and availability of crude oil and petroleum products;
•	worldwide and regional supply of, demand for and price of natural gas;
•	the costs of exploration, development, production, transportation and distribution of natural gas;
•	expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;
•	the level of worldwide LNG production and exports;
•	government laws and regulations, including but not limited to environmental protection laws and regulations;
•	local and international political, economic and weather conditions, including an economic downturn caused by the spread of the novel COVID-19 virus;
•	political and military conflicts; and
•
the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries as well as alternate sources of primary energy such as renewables.

•
Due in part to COVID-19 outbreak as well as actions by OPEC members and other oil producing countries, energy prices have declined significantly during 2020. If the energy price environment remains low for a prolonged period of time, this could materially and adversely affect our business. In April 2020, oil, natural gas and LNG prices reached their lowest levels since 2002. Although energy prices recovered in the last quarter of 2020 from such lows, demand for energy remains below levels before the pandemic. A continuation of current low natural gas and LNG prices could negatively affect us in a number of ways, including the following a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

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
According to Drewry, during the period from 2011 to March 2021, the global fleet of LNG carriers grew from 360 to 607 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolitions. Only 30 LNG carriers, representing 4.9% of the LNG vessels currently in service, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating, according to Drewry.
Although the global newbuilding orderbook dropped sharply in 2008, 2009 and 2010, ordering activity increased in 2011 and 2012 in light of Fukushima nuclear disaster. According to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and 34 in 2012. In 2013 and 2014 ordering activity remained firm and a total of 100 newbuild orders were placed. New orders declined in 2015 to 32, followed by only 7 new orders placed in 2016. In 2017, 14 new LNG orders were placed, however; in 2018 low newbuilding prices and high charter rates attracted investment in the LNG market and 76 LNG carriers (which includes LNG bunkering and small scale LNG carriers) were ordered during the year. Strong new order momentum continued in 2019 with 61 LNG carriers ordered in 2019. In 2020, 55 LNG vessels were ordered. Qatari LNG newbuild berth reservation and quicker than expected recovery in LNG trade prompted companies to secure new vessels before newbuilding prices strengthen. As of March 31, 2021, the newbuilding orderbook consisted of vessels with a combined capacity of 21.9 million cbm, equivalent to 23.7% of the current global LNG carrier fleet capacity, according to Drewry. The delivery of these newbuildings will be spread out between 2021 and 2025.
According to Drewry, as of March 31, 2021, there were 52 LNG carriers in the size range of 149,000-155,000 cbm in the LNG trading fleet, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment on orderbook, which have moss spherical containment system.
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
Global financial markets and economic conditions have been, and continue to be, unstable and volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets experienced extreme volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue as the COVID-19 pandemic continues. Such instability and volatility have negatively affected the general willingness of banks, other financial institutions and lenders to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.  These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing.  The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all.  Economic conditions and the economic slow-down resulting from COVID-19 and the international governmental responses to the virus may also adversely affect the market price of our common units.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as a result of increases in interest rates, stricter lending standards, refusals to extend debt financing at all or on similar terms as existing debt arrangements, reductions, and in some cases, termination of funding to borrowers on the part of many lenders. Due to these factors, we cannot be certain that financing or any alternatives will be available to the extent required, or that we will be able to finance or refinance our future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of newbuildings (if any) and additional vessels or otherwise take advantage of business opportunities as they arise. The COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy, including LNG and LNG shipping, and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt financing.

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
Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a vessel owner's or operators' intentional or reckless conduct. The 2010 Deepwater Horizon oil spill has resulted in additional regulatory initiatives, including the raising of liability caps under OPA. On February 24, 2014, the U.S. Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability for off-shore facilities under OPA based on inflation, effective in January 2015. In April 2016, the U.S. Bureau of Safety and Environmental Enforcement, or BSEE, announced a new Well Control Rule. However, pursuant to orders by former U.S. President Trump in early 2017, BSEE announced in August 2017 that this rule would be revised. The BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. Recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.
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
The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, fifteen countries have ratified or approved accession of the Hong Kong Convention but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.
On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We were required to comply with EU Ship Recycling Regulation by December 31, 2020, since our ships trade in EU region. One of our vessels, the Artic Aurora, is a Maltese flagged vessel. Malta is a EU Member State.
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

We continue to evaluate different options in complying with IMO and other rules and regulations. We expect that our fuel costs and fuel inventories will increase in 2021 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further there is a risk that if the fuel spread between high sulfur fuel oil ("HSFO") and very low sulfur fuel oil ("VLSFO") continues to shrink, and therefore the alternative cost related to scrubber investments may increase.
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
In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
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
We operate globally, including in countries, states and regions where our businesses, and the activities our consumer customers, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to us and our customers, with the risks expected to increase over time. Climate risks can arise from physical risks (acute or chronic risks related to the physical effects of climate change) and transition risks (risks related to regulatory and legal, technological, market and reputational changes from a transition to a low-carbon economy). Physical risks could damage or destroy our or our customers' and clients' properties and other assets and disrupt our or their operations. For example, climate change may lead to more extreme weather events occurring more often which may result in physical damage and additional volatility within our business operations and potential counterparty exposures and other financial risks. Transition risks may result in changes in regulations or market preferences, which in turn could have negative impacts on our results of operation or the reputation of us and our customers. For example, carbon-intensive industries like LNG are exposed to climate risks, such as those risks related to the transition to a low-carbon economy, as well as low-carbon industries that may be subject to risks associated with new technologies. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

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
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years.  On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA.  Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water.   The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Please see "Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations."
We operate our vessels worldwide, which could expose us to political, governmental and economic instability, terrorist attacks, international hostilities and global public health threats that could harm or have a material adverse effect our business.
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.
Currently, the world economy faces a number of challenges, including trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing economic weakness in the European Union, geopolitical events such as the withdrawal of the U.K. from the European Union ("Brexit"), continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries such as those between the United States and North Korea or Iran, or between the Houthi and Arab counties in Yemen, or internally in Libya, and stabilizing growth in China, as well as the public health concerns stemming from the COVID-19 outbreak. The threat of future terrorist attacks around the world and continuing instability in the Middle East and elsewhere continue to cause economic uncertainty in the global financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the U.S. and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in recent years). Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Further, governments may turn, and have turned, to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. For example, there have been continuing trade tensions between the United States and China, including the imposition of tariffs by each country on certain of the other’s goods and products. On January 15, 2020, the United States and China signed a “Phase One” agreement, pursuant to which China agreed to increase purchases and imports of U.S. goods by $200 billion over 2017 levels during between January 1, 2020 to December 31, 2021. In connection with this agreement, the United States agreed to reduce certain tariffs and indefinitely suspend the imposition of certain additional tariffs. While the Phase One agreement may reduce the risk of adverse effects on United States and Chinese trade policy, the future success of the agreement is uncertain as the Biden Administration has signaled the need to maintain political pressure on China, including with respect to perceived national security and human rights concerns, and has also indicated that it would review the Phase One agreement. Separate from the Phase One agreement, the United States has implemented or is considering implementing a number of policies, which may ultimately reduce trade between the United States and China, including as in response to what have been characterized as human rights abuses in the Xinjian Uyghur Autonomous Region. While it is not yet certain how the Biden Administration will handle each of these policies, the expectation is that most of these measures will remain in place.
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
In addition, public health threats, such as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for the transportation of crude oil. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.
Further economic downturn in any of these countries could have a material and adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

The U.K.'s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as "Brexit"), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remained in place until December 2020, during which the U.K. was subject to the rules and regulations of the EU. On December 24, 2020, the U.K. and the EU entered into a trade and cooperation agreement (the "Trade and Cooperation Agreement"), which was applied on a provisional basis from January 1, 2021. While the new economic relationship does not match the relationship that existed during the time the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the EU are expected to continue in relation to other areas which are not covered by the Trade and Cooperation Agreement. The long term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU.

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
Failure to comply with the U.S. Foreign Corrupt Practices Act and other applicable anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and designed to ensure compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might materially and adversely affect our business, results of operations or financial condition and our ability to make distributions to our unitholders. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations are expensive and can consume significant time and attention of our senior management.

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
If the vessels we own call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government or other governmental authorities, it could result in the imposition of monetary fines or penalties and adversely affect our reputation and the market for our securities.
Although no vessels operated by us called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities ("Sanctioned Jurisdictions") in violation of applicable sanctions or embargo laws during 2020, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that,  in the future our vessels may call on ports in Sanctioned Jurisdictions on charterers' instructions and/or without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common units could be adversely affected.
The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are party or if we are found to be in violation of such applicable sanctions or embargoes, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.
Additionally, although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2020, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may in the future be the subject of sanctions or embargo laws imposed by the U.S. or other applicable governmental bodies, including in response to events relating to Russia, Crimea and the Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions or embargo laws, we may suffer reputational harm and our results of operations may be adversely affected.

With respect to U.S. sanctions against Russia, the United States' Office of Foreign Assets Control (OFAC) administers a "sectoral sanctions" program, which targets specific industries or sectors of the Russian economy. Transactions with companies designated under the Sectoral Sanctions Identifications List ("SSI List") are not completely prohibited. Under OFAC's 50 percent rule, a company owned 50 percent or more, in the aggregate by an SSI-Listed entity will also be the subject of the same restrictions as the SSI-Listed entity. We have a chartering relationship with Yamal Trade Pte ("Yamal"), which may be indirectly owned 50 percent or more by an SSI-Listed entity under Directive 2. In addition, we have a chartering relationship with an entity that may be indirectly owned by Gazprom OAO ("Gazprom"), which is identified as an SSI-Listed entity under Directive 4, and entities that are owned 50% or more by Gazprom maybe subject to Directive 4 as well.  In the future, the U.S. may impose greater sanctions, including, but not limited to, by designating Yamal, Gazprom, or other counterparties to OFAC's Specially Designated Nationals and Blocked Persons List (the "SDN List").
In addition, our reputation and the market for our securities may be adversely affected by our engagement in certain other activities, such as our dealings with Yamal, Gazprom or other SSI-Listed entities or their subsidiaries, or if we enter into charters with other individuals or entities in countries that are the subject of U.S. sanctions and embargo laws that are not controlled by the governments of those countries, engage in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments, or otherwise engage in activities that are prohibited by U.S., the European Union or other sanctions to the extent that such sanctions may be applicable. Furthermore, because we derive, and expect to continue to derive, all of our revenues from a limited number of charterers, our business would be materially adversely affected if we were to determine that we are required because of applicable sanctions, to terminate our relationships with Yamal, Gazprom, or any of our other charterers, or if the negative impact of these or any additional sanctions imposed in the future threaten the viability of the Yamal LNG Project or otherwise cause Yamal, Gazprom or any of our other charterers to end their relationships with us. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.
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
We may be subject to litigation that could have an adverse effect on us
We are currently involved and may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters, securities class actions claims and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management's attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under our credit facilities.  For information regarding pending litigation claims, see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings."

Risks Relating to our Common Units
The price of our common units may be volatile.
The price of our common units may be volatile and may fluctuate due to factors including:
•	our payment of cash distributions to our unitholders;
•	actual or anticipated fluctuations in quarterly and annual results;
•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;
•	mergers and strategic alliances in the shipping industry;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	shortfalls in our operating results from levels forecasted by securities analysts; announcements concerning us or our competitors;
•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;
•	general economic conditions;
•	terrorist acts;
•	business interruptions caused by the ongoing COVID-19 pandemic;
•	future sales of our units or other securities;
•	investors' perception of us and the LNG shipping industry;
•	the general state of the securities market; and
•	other developments affecting us, our industry or our competitors.
Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common units may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common units in spite of our operating performance.

The price of our common units has fluctuated in the past, has recently been volatile and may be volatile in the future, and as a result, investors in our common units could incur substantial losses.
The price of our common units has fluctuated in the past, has recently been volatile and may be volatile in the future.  The price of our common units has ranged from a price of between $2.00 and $3.37 over the last six months without any discernable announcements or developments by the Partnership or third parties to substantiate the movement of the price of our common units.  The price of our common units may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the ongoing outbreak of the novel COVID-19 virus has caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common units. The market price for our common units may be influenced by many factors, including the following:
•	investor reaction to our business strategy;
•	our continued compliance with the listing standards of Nasdaq;
•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	our ability or inability to raise additional capital and the terms on which we raise it;
•	declines in the market prices of stocks generally;
•	trading volume of our common units;
•	sales of our common units by us or our unitholders;
•	general economic, industry and market conditions;
•	an increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities; and
•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the ongoing COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of our common units, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value.  Since the price of our common units has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our common units could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that the price of our common units will remain at current prices.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of securities, known as a "short squeeze". These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the Partnership. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.
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
As of December 31, 2020, we had total outstanding long-term debt of $615 million, consisting of amounts outstanding under our $675 Million Credit Facility (as defined below). In addition, we have the ability to borrow an additional $30 million under our interest free $30 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility. On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.
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
Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the ongoing COVID-19 pandemic, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements.
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
Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. Our Sponsor currently owns 15,595,000 of our common units, representing approximately 42.4% of the outstanding common units and our General Partner owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights and therefore may have considerable influence over our actions. Our $675 Million Credit Facility requires that our Sponsor owns at least 30% of our total common units outstanding. The interests of our Sponsor and the members of the Prokopiou Family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.
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
We believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2020, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see "Item 10. Additional Information—E. Taxation."
United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States unitholders.
A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of "passive income" or at least 50% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, we believe that we were not a PFIC in the year ended December 31, 2020 and do not expect to be a PFIC for any future taxable year. We have received an opinion of our United States counsel in support of this position that concludes that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for the year ended December 31, 2020 and each future year will arise from such time-chartering activities or other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such non passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for the year ended December 31, 2020 year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our United States counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.
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
On July 2, 2020, we entered into a sales agreement, or the Original Agreement, with Virtu Americas LLC, as sales agent, for the offer and sale, from time to time, of up to an aggregate of $30.0 million of our common units representing limited partnership interests under an "at-the-market" offering program. In August 2020, we entered into an amended and restated ATM Sales Agreement with Virtu Americas LLC and DNB Markets, Inc., or the A&R Sales Agreement, for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million, or the Current ATM Program. Upon entry into the A&R Sales Agreement, we terminated the prior at-the-market program established in July of 2020 pursuant to the Original Agreement, or the Prior ATM Program. At the time of such termination, we had issued and sold 122,580 common units resulting in net proceeds of $0.3 million, under the Original Agreement. No common units were sold under the A&R Sales Agreement as of December 31, 2020.
As of the date of this annual report, we have outstanding 36,795,807 common units, 35,526 general partner units, 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units and 2,200,000 Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units or the Series B Preferred Units. Our Sponsor currently beneficially owns approximately 42.4% of the equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units or Series B Preferred Units. On October 30, 2019, we redeemed the entire outstanding balance of our 6.25% Senior Unsecured Notes due 2019, or our 2019 Notes, of $250 million aggregate principal amount using proceeds from the $675 Million Credit Facility (as described below) together with cash on hand. Our common units, our Series A Preferred Units and our Series B Preferred Units trade on the New York Stock Exchange, or NYSE, under the symbols "DLNG", "DLNG PR A" and "DLNG PR B", respectively.
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
Our Fleet
As of April 29, 2021, we owned and operated a fleet of six LNG carriers, consisting of the three modern steam turbine LNG carriers in our Initial Fleet, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three modern tri-fuel diesel electric (TFDE) propulsion technology Ice Class LNG carriers that we additionally acquired from our Sponsor the Arctic Aurora, the Yenisei River, and the Lena River, which we collectively refer to as our "Fleet." As of April 29, 2021, the vessels in our Fleet had an average age of 10.7 years and are contracted under multi-year charters with an average remaining charter term of approximately 7.8 years. All of the vessels in our Fleet vessels are currently employed or are contracted to be employed on multi-year time charters with international energy companies such as Gazprom, Equinor and Yamal.
Since the end of the first fiscal year following our IPO, which occurred in November 2013 and as of the date of this annual report, we have increased the total capacity of the vessels in our Fleet by approximately 104% and as of the date of this annual report, the estimated contracted revenue backlog of our Fleet was approximately $1.14 billion, $0.15 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The variable hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following the dry-dock. The actual amount of revenues earned in respect of such operating cost component of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels' operating costs. The average remaining contract duration is approximately 7.8 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day.  Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. Georgios Prokopiou. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

All of the vessels in our Fleet other than the Clean Energy have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, equivalent to ARC4 of the Russian Maritime Register of Shipping Rules, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, as of March 31, 2021, only 45 LNG carriers, representing 4.9% of the LNG vessels in the global LNG fleet, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating. Moreover, in 2012, we were the first company in the world to operate LNG carriers on the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, and continue to be one of a limited number of vessel operators to currently do so. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.
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
---------------------------------------------------------------------------------------------------------------------------------

According to Drewry, as of March 31, 2021, there were only 52 LNG carriers in the worldwide LNG trading fleet, including the six vessels in our Fleet, in the size range of 149,000-155,000 cbm, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment in the order book, which has a moss spherical containment system, a well-established spherical containment system designed in Norway which has been in use for many years. The following table sets forth additional information about our Fleet as of the date of this annual report:
Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Estimated Earliest Charter Expiration	Latest Charter Expiration	Estimated Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	Gazprom	March 2026	April 2026	n/a
Ob River	2007	149,700	Yes	Steam	Gazprom	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	July 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE *	Equinor	September 2023	October 2023(1)	October 2023(1)
Yenisei River	2013	155,000	Yes	TFDE *	Yamal	Q4 2033	Q2 2034	Q2 2049(2)
Lena River	2013	155,000	Yes	TFDE *	Yamal	Q2 2034	Q3 2034	Q4 2049(3)
* As used in this annual report, "TFDE" refers to tri-fuel diesel electric propulsion system.

(1)
On August 2, 2018, the Arctic Aurora was delivered to Equinor under a time charter contact with an initial term of three years +/- 30 days. This charter is in direct continuation of the vessel's previous charter with Equinor, which means that this new charter commenced immediately following the prior charter. In April 2021, we entered into a new time charter party agreement with Equinor for the employment of Arctic Aurora, with an initial contract term of two years + 45 days. Under the new time charter agreement, the Arctic Aurora is expected to be delivered to Equinor in September 2021. This charter is in direct continuation of the current charter with Equinor, which means that it will commence immediately following the current charter.

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
The Arctic Aurora is currently employed on a three-year charter party with Equinor that has a firm period of about 3 years +/- 30 days and expires in the third quarter of 2021. . In April 2021, we entered into a new time charter party agreement with Equinor for the employment of Arctic Aurora, with an initial contract term of two years + 45 days. Under the new time charter agreement, the Arctic Aurora is expected to be delivered to Equinor in September 2021. This charter is in direct continuation of the current charter with Equinor, which means that it will commence immediately following the current charter.

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
Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of April 29, 2021 we had estimated contracted revenue backlog of approximately $1.14 billion, $0.15 billion of which relates to the operating expenses and estimated portion of the hire contained in certain time charter contracts with Yamal, subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels' operating costs, notwithstanding our current estimated contracted backlog. The average remaining contract duration is approximately 7.8 years.
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

Overview of Natural Gas Market
Natural gas is one of the key sources of global energy, including oil, coal, hydroelectricity, solar, wind, and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas' share of the total global primary energy consumption has risen from 18.1% in 1970 to 23.5% in 2020.
Natural Gas Share of Primary Energy Consumption: 1970-20201
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
Natural gas is primarily used for power generation and heating. According to BP Statistical Review of World Energy - June 2020, worldwide natural gas reserves are estimated at 198.8 trillion cubic meters (cbm), which is enough for nearly 51 years of supply at current rates of consumption. During 2010-2019, natural gas consumption rose 2.9% per annum, with growth of 4.7% per annum in the Middle East, followed by 5.2% per annum in Asia-Pacific and 4.9% per annum in Africa. In 2020, world natural gas consumption declined 1.2% year over year  to 3.5 million tons oil equivalent on account of the pandemic-led demand slump.
In the last decade, a large part of the growth in natural gas consumption has been accounted for by Asia-Pacific and the Middle East regions, where gas consumption has increased nearly 1.5 times between 2010 and 2020.
World Natural Gas Consumption: 1970-20201
(Million Tons Oil Equivalent)

4,000
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

World Natural Gas Production: 1970-20201
(Million Tons Oil Equivalent)

4,000
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

As a result of these developments, the North American gas market is moving in a different cycle from that of the rest of the world, and there is a price differential with other markets as indicated in the chart below. Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, the interest in exporting LNG from the US has grown and a number of new liquefaction plants are now planned. However, this price differential has reduced substantially since 2014 due to a sharp drop in LNG prices in the international market which has led to delay in some new planned facilities. In the latter part of 2018, the price of natural gas in key Asian market such as Japan, South Korea and Taiwan increased due to firm winter demand, whereas LNG prices in China softened in December 2018 due to high cargo availability and low demand. While high restocking activity in the third quarter of 2018 kept China's winter LNG imports stable, LNG prices failed to improve despite increased seasonal consumption. In 2019, LNG prices declined on account of high inventory in Europe and Asia, mild winter across the northern hemisphere, and slowing momentum of China's LNG demand. China's LNG demand faltered in 2019 due to lower economic growth and slower pace of the switch from coal to LNG. However, LNG prices surged in December 2020 and January 2021 in Asian countries on account of harsher-than-expected winter, but have since softened as the winter-led heating demand receded.
Natural Gas Prices: 2009-2020
(US $ per MMBtu)

25.0
20.0
15.0
10.0
5.0
0.0
Dec 07
Dec 08
Dec 09
Dec 10
Dec 11
Dec 12
Dec 13
Dec 14
Dec 15
Dec 16
Dec 17
Dec 18
Dec 19
Japan
South Korea
Taiwan
USA

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

LNG Supply Chain

LNG
LNG
Gas Reserve
Exporter
Importer
Gas Field
Production
and Pipeline
Liquefaction Plant
and Storage
LNG Shipping
LNG Regasification,
Storage, Distribution
and Marketing

Source: Drewry
LNG Supply
Globally, 101.6 million tons of new LNG production capacity is under construction, 290.6 million tons of new LNG production capacity is planned, and 550.6 million tons of speculative LNG production capacity is under consideration, for which no confirmed plans exist.

World LNG Production Capacity – March 2021
(Million Tons per Annum)
Source: Drewry

As such, LNG production capacity will expand significantly as several new production facilities are now under construction and due on stream in the next few years. Generally, every additional one million ton of LNG productive capacity creates demand for up to two standard modern LNG carriers.
In the last decade, more countries entered the LNG export market. In December 2020, there were 20 producers and exporters of LNG compared with just 17 in 2009. As a result, world trade in LNG has risen from 177.2 million tons in 2009 to an estimated 357.3 million tons in 2020.

LNG Exports: 2009-20201
(Million Tons)
Exporters	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020e	% Change 19-20
ALG	15.3	14.1	12.5	10.5	10.9	12.6	11.8	11.6	12.3	12.0	12.2	10.9	-10.9%
USA#	0.6	1.2	1.5	0.5	0.1	0.3	0.6	3.2	12.2	18.5	33.8	50.8	50.4%
LIB	0.5	0.0	0.1	-	-	-	-	-	-		0.0	0.0	-
BRU	6.4	6.4	6.9	6.6	6.9	6.0	6.4	6.0	6.9	6.8	6.4	6.3	-1.3%
UAE	5.1	5.8	5.8	5.5	5.4	5.8	5.6	5.4	5.6	5.8	5.8	5.0	-14.4%
INO	19.0	22.9	21.3	17.5	16.4	15.8	16.0	15.5	18.7	18.0	15.5	13.7	-11.4%
MAL	21.6	22.3	24.3	23.2	24.7	24.8	24.9	23.4	26.9	24.3	26.2	23.0	-12.1%
AUS	17.7	18.5	18.9	20.5	22.1	23.1	29.0	41.5	55.6	67.8	75.4	77.9	3.3%
QAT	36.1	55.3	74.9	76.7	77.0	75.5	77.6	76.2	77.5	78.0	77.8	76.9	-1.2%
TNT	14.4	15.1	13.8	13.7	14.4	14.1	12.4	10.4	10.2	10.1	12.5	11.9	-4.8%
NIG	11.7	17.4	18.9	19.9	16.3	18.5	20.1	17.3	20.3	20.0	20.8	18.9	-9.5%
OMA	8.4	8.4	8.0	8.2	8.4	7.8	7.4	7.8	8.2	8.0	10.3	8.5	-17.1%
EGY	9.4	7.1	6.3	4.9	2.7	0.3	-	0.5	0.8	0.8	3.5	3.4	-1.4%
EQG	3.4	3.8	3.8	3.5	3.7	3.7	3.6	3.2	3.9	3.8	2.8	2.6	-7.1%
NOR	2.3	3.4	2.9	3.3	2.8	3.9	4.4	4.6	3.9	3.9	4.7	3.3	-30.1%
RUS	4.8	9.8	10.5	10.8	10.4	10.6	10.6	10.2	11.5	16.2	29.3	30.8	5.1%
YMN	0.3	4.0	6.5	5.2	7.0	6.5	1.4	-	-		0.0	0.0	-
PER	-	1.3	3.7	3.9	4.1	4.2	3.6	4.0	3.7	3.8	3.8	3.6	-5.3%
FRA								1.1	1.1	1.0	0.0	0.0	-
BEL#	0.2	0.4	0.4	0.3	1.1	1.1	0.9	-	0.0	0.0	0.0	0.0	-
ESP#	-	-	0.5	1.2	2.1	3.8	2.3	0.1	0.0	0.0	0.0	0.0	-
Papua	-	-	-	-	-	3.4	7.1	7.6	8.1	8.0	8.2	8.2	-1.0%
Others##	-	-	-	0.7	0.9	1.5	1.4	3.2	3.2	6.2	5.7	1.7	-70.3%
Total	177.2	217.3	241.5	236.9	237.5	243.3	247.4	253.0	290.7	313.0	354.7	357.3	0.7%

# Include re-exports
## Includes re-exports from Brazil, France, Portugal, South Korea, Japan and Greece
(1) Provisional estimate
Source: BP statistical review, Drewry
Historically, LNG exporters were located in just three regions: Algeria and Libya in North Africa; Indonesia, Malaysia, Brunei and Australia in Southeast Asia/Australasia; and Abu Dhabi and Qatar in the Middle East (excluding small-scale LNG exports from Alaska). However, the entries of Trinidad and Tobago, Nigeria, and Norway have added a significant regional diversification to LNG exports in the Atlantic basin. In addition, the entry of Oman as an exporter and the rapid expansion of Qatar's production have also positioned the Middle East as an increasingly significant player in the global LNG business. Australia surpassed Qatar as the largest LNG producer and exporter in 2019. Australia's LNG exports constituted 21.8% of the global LNG exports in 2020. Qatar is now the world's second largest producer and exporter of LNG, accounting for close to 21.5% of the global LNG export in 2020.

U.S. LNG exports have ramped up significantly in the last five years, increasing from 3.2 million tons in 2016 to 50.8 million tons in 2020. The country's LNG exports have mainly benefited from the Sabine Pass LNG terminal, launched in 2016, with four trains becoming operational at the end of January 2018. In 2019, major U.S. liquefaction projects to come on-stream include Sabine Pass, Dominion Energy Cove Point, Cameron LNG, Freeport LNG, Cheniere's Corpus Christi terminal second train, and five of 10 small trains of Kinder Morgan Inc.'s Elba Island facility. In 2020, a total of 32.5 million tons of LNG liquefaction capacity were added in the U.S. (Cameroon LNG, Elba Island, and Freeport LNG). Currently, LNG export terminals with an aggregate capacity of 30.1 million tons per annum are under construction in the US.
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
LNG Demand
In tandem with the growth in the number of LNG suppliers, there has been a corresponding increase in the number of importers. In 2009, there were 22 countries importing LNG and by December 2020, the number increased to 42.
LNG imports by country between 2006 and 2020 are shown in the table below. Despite an increase in the number of importers, Japan, South Korea, and China provide the backbone of LNG trade, collectively accounting for 51% of the total LNG imports as of the end of 2020. China's LNG imports surged in 2017 and surpassed South Korea's to become the second biggest LNG importing nation. There has also been strong growth of LNG imports by India, Taiwan and Spain due to increasing demand from the power sector in those countries and their respective government's focus on the use of natural gas as a source of energy to reduce air pollution caused by conventional sources of energy.
China's LNG imports commenced in 2006 and have since grown exponentially from 0.7 million tons in 2006 to 67.9 million tons in 2020. The country's LNG imports expanded by a whopping 41% year on year in 2018 as it took steps to shift from coal to natural gas for heating households during the winter because of the government's policy to increase the share of natural gas in the overall energy demand. After showing strong growth momentum in 2017 and 2018, China's LNG imports growth rate has slowed down in the last two years. The country’s LNG imports grew 14.8% year over year to 61.9 million tons in 2019 and 10.1% year over year in 2020. The pandemic-induced demand slump adversely affected Chinese LNG demand in 1H20 with major Chinese LNG importers declaring force majeure.
China's coal to natural gas switch is driven by the country's intent to reduce pollution. China's 13th Five-Year Plan aims to reduce the share of coal in the country’s overall energy demand – from 64% in 2015 to 58% in 2020 – while increasing the use of gas from 6% to 10% during the same period. China's increased emphasis on LNG as a source of energy is the result of its capital, Beijing's, aim to cut the country's greenhouse gas emissions, per unit of GDP, by 60-65 percent between 2005 and 2030. China’s plans to achieve carbon neutrality by 2060 is expected to accelerate its switch from coal to gas and aid LNG demand.

LNG Imports by Country 2009-20201
(Million Tons)
Importer	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020e
Argentina	0.7	1.3	3.2	3.4	4.7	4.8	4.3	3.8	3.4	3.0	1.2	1.2
Belgium	4.8	4.7	4.8	3.1	1.6	2.1	2.8	2.1	0.9	1.6	5.1	5.3
Brazil	0.3	2.0	0.8	2.5	4.1	5.8	5.2	2.2	1.6	2.0	2.3	2.5
Canada	0.7	1.5	2.4	1.3	0.8	0.6	0.5	0.2	0.3	0.4	0.4	0.4
Chile	0.5	2.2	2.8	3.0	3.0	2.8	3.1	3.1	3.3	3.6	2.5	2.4
China	5.6	9.3	12.1	14.6	18.3	19.8	19.1	26.2	38.2	53.9	61.7	67.9
Dom. Rep.	0.4	0.6	0.7	0.9	1.2	0.9	1.3	1.3	0.9	1.2	1.2	1.0
Egypt	-	-	-	-	-	-	2.8	0.6	6.2	2.5	0.1	0.0
France	9.5	10.2	10.6	7.5	6.4	5.4	4.8	7.0	7.4	7.8	15.6	15.8
Greece	0.5	0.9	0.9	0.7	0.5	0.4	0.3	0.0	1.3	1.5	2.1	1.5
India	9.2	8.9	12.5	15.0	12.8	13.8	15.9	16.5	18.7	22.3	23.4	25.9
Indonesia	-	-	-	0.7	1.0	1.6	2.0	2.0	2.6	2.0	3.7	3.4
Israel	-	-	-	-	0.4	0.3	0.4	0.0	0.5	0.0	0.6	0.4
Italy	2.1	6.6	6.4	5.2	3.7	3.5	4.3	4.1	6.0	5.6	9.8	10.1
Japan	62.7	68.2	78.1	86.7	87.0	88.0	86.2	83.3	83.6	82.9	76.9	74.5
Jordan	-	-	-	-	-	-	2.9	3.3	3.3	3.0	1.4	1.3
Kuwait	0.7	2.0	2.3	2.0	1.6	2.7	2.7	2.7	3.5	3.0	3.6	3.2
Lithuania	-	-	-	-	-	0.1	0.4	0.0	0.9	0.0	1.4	1.2
Malaysia	-	-	-	0.1	1.5	1.7	1.6	1.2	1.8	1.1	2.7	2.5
Mexico	2.6	4.2	3.0	3.5	5.7	6.8	5.2	4.3	4.8	4.2	4.9	5.2
Netherlands	-	-	0.6	0.6	0.6	0.4	0.4	1.1	0.8	1.0	5.8	6.2
Pakistan	-	-	-	-	-	-	1.1	2.9	4.6	6.0	8.1	7.6
Portugal	2.1	2.2	2.2	1.5	1.8	1.2	0.7	0.7	2.7	1.2	4.1	3.7
Puerto Rico	0.6	0.6	0.5	1.0	1.3	1.3	1.2	0.9	0.9	1.0	1.4	1.1
South Korea	25.1	32.4	36.0	35.9	39.6	37.3	31.9	32.1	37.8	44.0	40.1	39.9
Spain	19.7	20.1	17.6	14.7	10.9	11.5	9.5	9.6	12.1	10.0	15.7	16.1
Singapore	-	-	-	-	0.9	1.9	2.2	2.2	3.0	3.2	3.3	3.1
Taiwan	8.6	10.9	11.9	11.7	12.6	13.2	13.7	14.2	16.6	16.7	16.7	18.3
Thailand	-	-	0.7	1.0	1.5	1.4	2.6	3.1	3.8	4.4	5.0	5.2
Turkey	4.2	5.8	4.5	5.7	4.0	5.3	5.5	5.6	7.3	7.1	9.4	10.6
UAE	-	0.1	1.0	1.0	1.1	1.3	1.6	1.5	2.5	2.8	1.4	1.2
UK	7.5	13.6	18.5	10.0	6.8	6.1	9.4	7.7	4.9	6.6	13.6	13.6
USA	9.3	8.9	7.3	3.7	2.0	1.2	1.9	1.8	1.5	1.8	1.0	0.8
Africa								7.4
Others	-	-	-	-	-	-	-	3.4	2.8	5.6	9.0	4.2
World Total	177.2	217.3	241.5	236.9	237.4	243.3	247.3	258.3	290.3	313.0	354.7	357.3
* Includes Colombia, Jamaica and Poland
(1) Provisional estimate

Further expansion of regasification and terminal import infrastructure will support the continued growth in Chinese LNG imports. China is not different from the U.S. in that China also has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies, creating demand for imported LNG. Monthly trends in LNG imports among Asian importers between January 2009 and February 2021 are shown in the chart below.
Asian LNG Imports: 2009-February 2021
(Million Tons)

25.0
20.0
15.0
10.0
5.0
0.0
Jan 06
Jan 07
Jan 08
Jan 09
Jan 10
Jan 11
Jan 12
Jan 13
Jan 14
Jan 15
Jan 16
Jan 17
Jan 18
Jan 19
Jan 20
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
International trade in natural gas has grown more than 46.1% between 2009 and 2020, with the volume of LNG trade currently being 2.0 times greater than 2009 levels and accounting for nearly one-third of total natural gas trade. As a result, LNG has captured a growing share of international gas trade, primarily due to the diversification of consumers, flexibility among producers, cost-efficient transport and competitive gas prices.
World Natural Gas Trade 2009-20201
(Billion Cubic Meters)

1,600
1,400
1,200
1,000
800
600
400
200
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019E
Via pipeline
As LNG

(1) Provisional estimate
Source: Drewry
LNG Shipping Routes
Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2020, the principal trade routes for LNG shipping included Qatar to Europe (the United Kingdom, Italy and Spain), Qatar to Asia (India, Japan and South Korea), Australia to Asia (China, Japan and South Korea), Malaysia to Japan, US to Europe, US to Asia (South Korea and Japan), Russia to Asia (Japan, South Korea, Taiwan and China) and Russia to Europe (France, Netherland, United Kingdom and Spain). Additionally, with the increase in liquefaction projects in the U.S., more cargo will be exported from the U.S. to Europe and Asia.
One important result of the geographical shifts in LNG production and consumption is that demand for shipping services (expressed in terms of ton miles) has grown at a much faster rate than the underlying increases in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and the discharge ports on each voyage. During 2010-2019, demand for LNG shipping services, expressed in terms of ton miles, has increased at a compound average growth rate (CAGR) of 8.6%, compared with a 5.6% increase in the volume of cargo carried. In 2020, the ton mile demand for LNG grew 7.6% year over year, lower than in previous years with the slump in demand due to the pandemic.

LNG Seaborne Trade 2009-20201
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
Ice Class LNG Fleet
The number of ships in the international LNG fleet with an ice class standard is very low. As of March 2021, there were only 30 LNG carriers with Ice Class 1A and Ice-Class 1A Super Standard in operation and 24 vessels on order.

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
Northern Sea Route

Hammerfest, Norway
Tobata, Japan
Northern Sea route - 6,800 miles
Alternate route - 12,000 miles

Source: Drewry

As a result, the NSR experienced strong growth in trade volumes between 2010 and 2020, illustrated in the table below. However, transit traffic on the NSR fell substantially in 2014 and 2015, with only 23 and 18 vessels passing through in the respective years. In 2016, cargo volumes rebounded, partly because construction materials for the Yamal LNG plant were handled at Port of Sabetta on the Yamal Peninsula. With Yamal LNG project coming on stream, transit cargo volume through Northern Sea Route (NSR) has increased more than three times between 2016 and 2019. In 2020, cargo transit volume through NSR doubled compared to 2019 on account of the sharp increase in the transport of iron ore concentrate.
Northern Sea Route — Transit traffic
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Number of Vessels	34	46	71	23	18	19	NA	NA	37	64
Total Cargo Volume (tons)	820,789	1,261,545	1,355,897	274,000	39,586	214,513	NA	NA	697,277	1,281,010

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
Russia began production at the first train of the Yamal LNG project in December 2017, while the second and third train of the project began production in July 2018 and November 2018, respectively. The Yamal project (located in remote northern Russia, above the Arctic Circle) has capacity to produce  16.5 million tons of LNG (as of March 31, 2021)  . In December 2018, Yamal LNG offloaded its one hundredth LNG cargo since the beginning of the first train of the project in December 2017. Yamal LNG project attained full capacity in 2019 and Russia's LNG exports increased 32.1% in 2019 over the previous year. Drewry expects that increased Russian LNG exports will increase the demand for ice class vessels as the transportation from Yamal and under construction Arctic LNG2 project to Asian and European countries will require a specialized category of ice-breaker LNG carriers capable of taking the shorter Arctic route. Additionally, the price competitiveness of Russian LNG compared with that of the US is likely to boost Russian exports.
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
As of March 2021, the global shipping fleet comprises 218 LNG-capable vessels (i.e., non-LNG carriers) with another 268 vessels on the orderbook. The number of LNG-fueled vessels on the water is set to increase in coming years. 29 LNG-capable vessels aggregating 2.6 mdwt were delivered in 2020 and 89 vessels aggregating 4.0 mdwt will be delivered in 2021. These promising numbers highlight the industry's rising inclination towards accepting LNG as a bunker fuel.
IMO 2030, IMO 2050 and Sea Cargo Charter
In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the latest announcement, IMO plans to initiate measures to reduce CO2 emissions by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels and electro-/synthetic fuels such as hydrogen or ammonia, and may also include limiting the speed of the ships. However, there is still uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. Although the current macroeconomic environment is the main deterrent, IMO-related uncertainty is also a factor discouraging ship owners from ordering newbuild vessels, as these vessels may have a high environmental compliance cost in the future. Some shipowners are ahead of the curve by having ordered LNG-fueled ships in order to comply with stricter regulations that may be announced in future.

In November 2020, Marine Environment Protection Committee (“MEPC”) approved a draft for the new mandatory regulations to cut the carbon intensity of existing ships. Formal adoption of the proposal for GHG and CO2 emissions reduction action plan is expected in June 2021. It will be a combination of technical and operational measures which will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. The draft amendments would require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by 1 January 2026 at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D, or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (SEEMP). A ship rated D or E for three consecutive years would have to submit a corrective action plan to show how the required index (C or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy-wide GHG reduction by 2030 compared to 1990. EU shipowners are required to comply with this regulation.
The Sea Cargo Charter, applicable to bulk ship charterers, is a global framework that allows for the integration of climate considerations into chartering decisions to favor climate-aligned maritime transport. At present, 18 charterers are signatories to the charter and have vowed to make the details of their shipping carbon footprint public.
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

LNG Fleet
The cargo capacity of an LNG carrier is measured in cbm. As of March 31, 2021, the worldwide fleet totaled 607 ships with a combined capacity of 90.8 million cbm. The breakdown of the fleet by vessel size is shown below.
The LNG Fleet by Vessel Size: March 31, 2021
Size	No.	000 Cbm
0-17,999 cbm	31	198
18-49,999 cbm	21	540
50-74,999 cbm	4	278
75-124,999 cbm	3	255
125-149,999 cbm	192	26,921
150-199,999 cbm	311	52,253
200-219,999 cbm	31	6,608
220,000+ cbm	14	3,727
Total	607	90,782

Source: Drewry

The changes in LNG fleet supply are a function of deliveries of new ships from the orderbook and the removal of existing vessels through scrapping. The increases in seaborne LNG trade and ship demand over the last three years have resulted in rapid growth in the overall fleet size. LNG fleet capacity has expanded at a CAGR of 7.4% per annum between 2014 and 2020. High deliveries in the last three years  have led to a sharp increase in LNG fleet in these years.
LNG Fleet: 2014-March 2021
Source: Drewry
Within the current worldwide fleet, there are only 69 vessels with ice class certification and these vessels account for close to 11.4% of the global LNG fleet. These ships are a niche part of the market and command a premium over the freight rates of non-ice class vessels.
The age profile of the existing fleet as of March 31, 2021, is shown below. The average age of all LNG carriers in service is 10.4 years, with lower fleet ages for comparatively bigger vessels and smaller vessels. Whereas, mid-sized vessels are relatively older.
LNG Fleet Age Profile: March 31, 2021
Size Range in CBM	Average Age (Years)
0-18,000	9.5
18-50,000	8.8
50-75,000	18.6
75-125,000	22.5
125-150,000	18.9
150-200,000	4.9
200-220,000	12.4
220,000+	11.7
Average Age -Total Fleet	10.4

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
LNG Fleet Delivery: 2014-March 2021
Source: Drewry, Note – YTD 2021 deliveries include deliveries between January and March 2021

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

Short-term LNG trade 2008-2020

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
Spot LNG shipping rates plummeted in the first quarter of 2020 as the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade and LNG spot prices. The outbreak forced several countries to go into lockdown, leading to decline in the world GDP and consequently weak LNG demand. Many LNG cargos were cancelled due to weak Asian LNG demand and high European gas inventories. However, LNG demand recovered in the latter half of 2020 as countries started easing the lockdown. LNG spot shipping freight rates started increasing from November 2020 on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. Increased LNG spot buying by Japan, China, and South Korea following severe winter led to higher demand for LNG vessels. In December 2020, spot LNG shipping rates reached US$ 141,500 per day, but have been sliding since mid-January 2021 with the fall in Asian LNG demand and lower arbitrage between Asian LNG prices and Henry Hub.

Spot rate for LNG ships January 2012 – March 2021
(US $ per day)

200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
1-Jan-12
1-May-12
1-Sep-12
1-Jan-13
1-May-13
1-Sep-13
1-Jan-14
1-May-14
1-Sep-14
1-Jan-15
1-May-15
1-Sep-15
1-Jan-16
1-May-16
1-Sep-16
1-Jan-17
1-May-17
1-Sep-17
1-Jan-18
1-May-18
1-Sep-18
1-Jan-19
1-May-19
1-Sep-19
1-Jan-20
DFDE 150-160,000 cbm

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
LNG Carrier Newbuilding Prices: 2007-March 2021
(End Period - US $ Million)

Source: Drewry
Prices for larger sized LNG carriers of 210,000-220,000 cbm were around $215 million when they were first ordered in late 2004 and increased to $235 million in the summer of 2005.
Newbuilding prices reached an all-time high of $250 million around mid-2008, influenced by a number of factors including the declining dollar exchange rate, easy availability of finance, high steel prices, and tight shipbuilding capacity. However, newbuilding prices fell in the period between 2008 and 2011 due to a reduction in new orders. The newbuilding price for an LNG carrier increased marginally by 2% from $202 million in 2011 to $206 million in 2015, but dropped by 7.7% in 2016 due to weak freight rates and the resulting oversupply in the market. These prices continued to drop in 2017 before inching up by a marginal 1.4% on account of increased ordering activity in 2018 and thereafter 2.9% year over year to USD 189.3 mn in 2019 with a demand for better technology LNG vessels and higher competition for slots at shipyard. Newbuilding orders surged in 2018 and 2019 due to positive outlook of high liquefaction capacity to be added in in coming years, which would have created demand for additional LNG vessels. Newbuilding prices declined in 2020 due to weak LNG prospects and lower new orders.

Secondhand Prices
Sale and purchase transactions of LNG vessels are limited in number. The secondhand price of a five-year old 150,000cbm LNG vessel declined by 7.9% in 2016, 5.4% in 2017, and 5.1% in 2018. After falling between 2016 and 2018, secondhand vessel prices rose 1.5% year over year in 2019 on account of increase in newbuilding prices, rise in demand for MEGI and DFDE vessels with increase in spot trading and expectation of significant liquefaction capacity to be added in 2019. Secondhand LNG prices declined in 2020 in line with softer LNG spot rates for majority of the year.
LNG Carrier Secondhand Prices: January 2016 - March 2021
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
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997, new emissions standards, titled IMO-2020, took effect on January 1, 2020.
Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and the amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  We believe that each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive a certification that it is in compliance with applicable regulations before it is delivered.
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
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or "PCBs") are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or "MEPC," adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
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
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation.  At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
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
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.   Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI's "phase 3" requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index ("EEXI"), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator ("CII").  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil ("HFO") by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations or industry practice may be adopted that could require the installation of expensive emission control systems or other modifications and could adversely affect our business, results of operations, cash flows and financial condition.
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
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliances and safety management certificates renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers ("GBS Standards").

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024.    Costs of compliance with these regulations may be substantial.  Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.   These amendments are expected to enter into force on June 1, 2022.
Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The U.S. for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
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
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system.  These amendments may be formally adopted at MEPC 76 in 2021.
We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and E.U. authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and EU ports, respectively.  As of the date of this annual report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply with and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility. Ships calling at US ports hold a valid COFR coverage in accordance with the CFR requirements.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Partnership intends to comply with all applicable state regulations in the ports where the Partnership's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or "SIPs," some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States." The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefines "waters of the United States."  This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.

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
European Union Regulations
In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called "SOx-Emission Control Area"). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the EU's carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement and the withdrawal became effective on November 4, 2020.  On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.
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
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the EU's carbon market are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code. Procedures are outlined in the IT Systems and Cyber Security Manual included in our Company’s Management System while the Company holds an ISO 27001 certification as of February 11, 2020 for our in-house of IT services.
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
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claims records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group. Information contained on this website does not constitute part of this annual report.
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
The following table illustrates our ownership days, Available Days, Revenue Earning Days, Time Charter Equivalent (or TCE) rate, daily operating expenses and Fleet Utilization for the periods presented:
	Year Ended December 31,
(expressed in United states dollars except for operational data)	2020	2019	2018
Ownership days (4)	2,196.0	2,190.0	2,190.0
Available Days (1)	2,196.0	2,190.0	2,144.7
Revenue Earning Days (2)	2,190.7	2,156.3	2,139.5
Time Charter Equivalent (1)	$61,098	$58,535	$57,972
Daily operating expenses (3)	$13,128	$12,946	$11,435
Fleet Utilization (1)	99.8%	98.5%	100%

(1)	For these definitions see Important Financial and Operational Terms and Concepts and "Item 3. Key information—A. Selected Financial Data"
(2)	Revenue Earning Days are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period.
(3)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance,  spares  and  repairs  and  flag  taxes,  are  calculated  by  dividing  vessel  operating  expenses  by  fleet Ownership Days for the relevant time period.

(4)	Ownership days are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

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
The table set forth below indicates the carrying value of each of our vessels as of December 31, 2020 and 2019.
			Carrying Value (in millions of US dollars)
Vessel	Capacity (cbm)	Year Built/ Purchased	December 31, 2020	December 31, 2019
Clean Energy	149,700	2007	$115.8	$120.5
Ob River	149,700	2007	116.1	120.8
Amur River	149,700	2008	125.1	130.1
Arctic Aurora	155,000	2014	174.2	180.0
Yenisei River	155,000	2014	163.5	168.8
Lena River	155,000	2015	190.2	196.5
TOTAL	914,100		$884.9	$916.7

As of December 31, 2020, the carrying amounts for two of the vessels in our Fleet were above the average of their values as assessed by third-party valuations and therefore we tested these two vessels for potential impairment.  In assessing the recoverability of our vessels' carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized. As of December 31, 2019, the carrying amounts for two of the vessels in our Fleet were above the average of their values as assessed by third-party valuations and therefore we tested these two vessels for potential impairment.  In assessing the recoverability of our vessels' carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized.  We refer you to the risk factor entitled "Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss" and the discussion herein under the heading "Item 3. Key Information—D. Risk Factors —Risks relating to our Partnership."
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
Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values. Management estimates residual value of our vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT per LNG carrier, which represents our estimate of the market value of the ship at the end of its useful life. Useful economic live of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard.  A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. Up to September 30, 2019, we applied an average scrap rate of $0.685 per lightweight ton per LNG carrier and following a reassessment of the scrap rates effective from October 1, 2019, we reduced the average scrap rate estimate to $0.500 per lightweight ton per LNG carrier. The effect of the change in this estimate for the year ended December 31, 2020 was a decrease by $1.4 million in the net income and a decrease by $0.04 in the earnings per common unit. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Recent Accounting Pronouncements
For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this annual report.
Results of Operations
Year ended December 31, 2020 compared to the year ended December 31, 2019
Voyage Revenues.  Voyage revenues increased by $6.3 million, or 4.8%, to $137.2 in the year ended December 31, 2020, compared to $130.9 million for the year ended December 31, 2019. Excluding non cash items, voyage revenues increased by $7 million. This increase in cash revenues was primarily due to the higher revenues earned on  the Lena River which completed employment under its multi-month charter with a major energy company in May 2019 and in July 2019 began employment under a fifteen-year charter party with Yamal in the Yamal LNG Project, which may be extended at Charterers' option by three consecutive periods of five years at a higher charter rate;
Voyage Expenses—including related party.  In the year ended December 31, 2020, voyage expenses were $3.0 million, compared to $2.7 million for the year ended December 31, 2019, representing an increase of $0.3 million or 11.1%. The increase is primarily associated with the increased commissions as a result of the increased voyage revenues in the year ended Decemeber 31, 2020.
Vessels' Operating Expenses. Vessel operating expenses increased by 1.4%, or $0.4 million, to $28.8 million during the year ended December 31, 2020, from $28.4 million during the year ended December 31, 2019. Our daily operating expenses increased from $12,946 for the year ended December 31, 2019 to $13,128 for the year ended December 31, 2020. This increase is primarily associated with the increased technical vessel management services expenditures on certain of the Partnership's vessels for the year ended December 31, 2020.
General and administrative expenses—including related party. General and administrative expenses decreased by 7.4%, or $0.2 million, to $2.5 million during the year ended December 31, 2020, from $2.7 million during the year ended December 31, 2019. This decrease of general and administrative expenses is mainly associated with decreased legal costs, partially offset by the increased D&O insurance expenses. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.
Management Fees. We incurred an aggregate of $6.8 million, or $3,075 per LNG carrier per day in management fees for the year ended December 31, 2020, compared to an aggregate of $6.5 million, or $2,985 per LNG carrier per day in management fees for the year ended December 31, 2019. The 4.6%, or $0.3 million, increase in management fees is consistent with the annual 3% increase in daily management fees pursuant to our Management Agreements.
Depreciation. Depreciation expense increased by 3.6%, or $1.1 million, to $ 31.8 million during the year ended December 31, 2020, from $30.7 million during the year ended December 31, 2019.  The increase of depreciation expense is associated with the reduction in the estimated residual value of our vessels further to the reassessment of the vessels' scrap rates effective from October 1, 2019 which were reduced from $0.685 per lightweight ton per LNG carrier to $0.500 per lightweight ton per LNG carrier.
Interest and Finance Costs. Interest and finance costs decreased by 53.8%, or $31.5 million to $27.1 million, during the year ended December 31, 2020, from $58.6 million during the year ended December 31, 2019. The decrease in period interest and finance costs was predominantly due to the decrease in the weighted average interest in the period ended December 31, 2020 (as the weighted average interest rate decreased to 3.7% in 2020 compared to 5.4% in 2019), as well as due to the write off of deferred financing fees, which was incurred in the prior year following the refinancing of the Term Loan B, which took place in the third quarter of 2019.

Loss on derivative instruments. On May 7, 2020 we entered into a floating to fixed interest rate swap transaction effective from June 29, 2020. It provides a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The interest rate swap did not qualify for hedge accounting and as of December 31, 2020 we recognized a loss on the derivative financial instrument of $3.1 million.
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

Voyage Expenses—including related party.  In the year ended December 31, 2019, voyage expenses decreased to $2.7 million, compared to $2.8 million for the year ended December 31, 2018, representing a decrease of $0.1 million or 3.6%.
Vessels' Operating Expenses. Vessel operating expenses increased by 13.6%, or $3.4 million, to $28.4 million during the year ended December 31, 2019, from $25.0 million during the year ended December 31, 2018. Our daily operating expenses, increased from $11,435 for the year ended December 31, 2018 to $12,946 for the year ended December 31, 2019. This increase is primarily associated with the increased crewing and technical vessel management services expenditures on certain of the Partnership's vessels for the year ended December 31, 2019.
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
Interest and Finance Costs. Interest and finance costs increased by 16%, to $58.6 million, during the year ended December 31, 2019, from $50.5 million during the year ended December 31, 2018. The increase in period interest and finance costs was predominantly due to the deferred financing fees accelerated amortization associated with the refinancing of the Term Loan B incurred in the third quarter of 2019.
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
For the year ended December 31, 2020, our principal sources of funds were our operating cash flows. Also, under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. Scheduled distributions to the preferred unitholders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.
On July 2, 2020, we entered into the Original Agreement, for the offer and sale, from time to time, of up to an aggregate of $30.0 million of our common units representing limited partnership interests under the Prior ATM Program. In August 2020, we entered into the A&R Sales Agreement, for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. Upon entry into the A&R Sales Agreement, the Partnership terminated the Prior ATM Program. At the time of such termination, the Partnership had issued and sold 122,580 common units resulting in net proceeds of $0.3 million, under the Original Agreement. No common units were sold under the A&R Sales Agreement as of December 31, 2020.
Our short-term liquidity requirements relate to servicing the principal and interest on our debt and funding of the necessary working capital, including vessel operating expenses and payments under our Management Agreements.

Our long-term liquidity requirements relate primarily to funding capital expenditures, including the, repayment of our long-term debt and the potential acquisition of additional vessels.
In accordance with our business strategy, other liquidity needs may relate to funding potential investments and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash subject to the restrictions contained in our debt agreements, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held in U.S. dollars. Please see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy" for a discussion of our cash distribution policy and how we define "available cash" under the Partnership Agreement.  We have not made use of derivative instruments in any of the periods presented in the financial statements accompanying this annual report.
Cash
As of December 31, 2020, we reported cash of $75.0 million (including $50.0 million of restricted cash) which represented an increase of $8.8 million, or 13.3%, compared to $66.2 million, as of December 31, 2019.
Working capital position
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2020, we had a working capital deficit of $35.7 million as compared to the working capital deficit of $46.5 million as of December 31, 2019, which is mainly due to the current portion of our long-term debt. We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of our Fleet, and to meet our normal working capital requirements, service our principal and interest debt, and make at least the required distribution on our Series A Preferred Units and Series B Preferred Units in accordance with our Partnership Agreement.
Our Borrowing Activities
As of December 31, 2020, we had $615 million of indebtedness outstanding under the $675 Million Credit Facility (discussed below) and had access to $30.0 million of available borrowing capacity under our $30 Million Revolving Credit Facility (as defined below). As of December 31, 2020, we were in compliance with all of the covenants, including the financial and liquidity covenants, contained in the $675 Million Credit Facility.
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
The terms of the $675 Million Credit Facility include the following financial covenants, which require the Partnership to maintain, among other things: (i) a minimum cash balance of $50 million throughout the life of the $675 Million Credit Facility in a restricted collateral account, (ii) a consolidated leverage ratio that is not higher than 0.7:1.0, at all times during each Measurement Period (as defined in the $675 Million Credit Facility) and (iii) cash and cash equivalents as at the end of each Measurement Period of not less than 8% of the Total Liabilities  (as defined in the $675 Million Credit Facility)  in relation to that Measurement Period. As of December 31, 2020, we were in compliance with all the financial and liquidity covenants contained in the $675 Million Credit Facility.
$30 Million Revolving Credit Facility
On November 18, 2013, concurrently with the consummation of our IPO, we entered into an interest free $30.0 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility, with an original term of five years from the closing date, to be used for general partnership purposes. No amounts have been drawn under the facility since 2013 (amounts drawn in 2013 were fully repaid in early 2014). On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility.  As of December 31, 2020 and the date of this annual report, the full amount remains undrawn under this facility.

Estimated Maintenance and Replacement Capital Expenditures
Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures that we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long-term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.
Cash Flows
The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2020, 2019 and 2018:
	Year Ended December 31,
(Amounts in thousands of Dollars)	2020	2019	2018
Net cash provided by operating activities	$68,603	$43,177	$42,994
Net cash used in investing activities	—	—	(409)
Net cash used in financing activities	(59,830)	(86,888)	(132)
Cash and cash equivalents and restricted cash at beginning of year	66,206	109,917	67,464
Cash and cash equivalents and restricted cash at end of year	$74,979	$66,206	$109,917

Net Cash Provided by Operating Activities
Net cash provided by operating activities increased by $25.4 million, or 58.8%, to $68.6 million for the year ended December 31, 2020, compared to $43.2 million for the year ended December 31, 2019. This increase was directly correlated with the increase in voyage revenues and decrease in interest and finance costs, as discussed in "Item 5. Operating and Financial Review and Prospects".
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

Net Cash Used in Investing Activities
No cash was used in investing activities in the years ended December 31, 2020 and 2019.
Net cash investing activities in the year ended December 31, 2018 was $0.4 million.
Net Cash Used in Financing Activities
Net cash used in financing activities decreased by $27.1 million, or 31.2% from net cash used in financing activities of $86.9 million in the year ended December 31, 2019 to net cash used in financing activities of $59.8 million in the year ended December 31, 2020. This decrease is mainly due to the decrease of $11.8 million in the loan repayments (including the net effect from the refinancing of the Partnership's total indebtedness under the Term Loan B and the 2019 Notes with the proceeds from the $675 Million Credit Facility in September 2019), a decrease of $10.6 million in loan transaction costs, a decrease of $4.8 million in distributions paid and an increase $0.3 million in proceeds from issuance of common units net of payments for securities registration and other filing costs. The decrease was partially offset by an increase in payments of derivative instruments by $0.5 million.
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
We paid a cash distribution of $0.0625 per unit to all common unitholders on February 14, 2019 and May 10, 2019. Since May 2019, we have not declared or paid any cash distributions relating to our common units.
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

Distributions on Series A Preferred Units
We paid a cash distribution of $0.5625 per unit to all Series A Preferred unitholders on February 13, 2017, May 12, 2017, August 14, 2017, November 13, 2017, February 12, 2018, May 14, 2018, August 13, 2018, November 12, 2018, February 12, 2019, May 13, 2019, August 12, 2019, November 12, 2019, February 12, 2020, May 12, 2020, August 12, 2020, November 12, 2020 and February 12, 2021.
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
We paid a cash distribution of $0.546875 per unit to all Series B Preferred unitholders on May 22, 2019, August 22, 2019, November 22, 2019, February 24, 2020, May 22, 2020, August 24, 2020, November 23, 2020 and February 22, 2021.
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
General Partner Distributions
During the years ended December 31, 2020, 2019 and 2018, we paid our General Partner and holder of the incentive distribution rights in the Partnership, an aggregate amount of nil, $4,000 and $59,000.
The declaration and payment of distributions, if any, is always subject to the discretion of our Board of Directors. We may reduce or eliminate our cash distributions relating to our common units or preferred units at any time in our sole discretion.
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
On July 2, 2020, we entered into the Original Agreement with Virtu Americas LLC, as sales agent, for the offer and sale, from time to time, of up to an aggregate of $30.0 million of our common units representing limited partnership interests under an "at-the-market" offering program. In August 2020, we entered into the A&R Sales Agreement with Virtu Americas LLC and DNB Markets, Inc., for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. Upon entry into the A&R Sales Agreement, the Partnership terminated its prior at-the-market program established in July of 2020 pursuant to the Original Agreement (the "Prior ATM Program"). At the time of such termination, the Partnership  had issued and sold 122,580 common units resulting in net proceeds of $0.3 million, under the Original Agreement. No common units were sold under the A&R Sales Agreement as of December 31, 2020.
Recent Developments
New Master Management Agreement with Dynagas Ltd.:

In March 2021, we entered into a new master management agreement with the Manager, or the Master Agreement, which includes a new standard set of terms for commercial, technical, crew, accounting and vessel administrative services, or Standard Management Terms, for our six vessels effective as from January 1, 2021. This agreement amends, restates and supersedes the previous technical and commercial management agreements and reduces the technical management fees payable from $3,167 per day per vessel to $2,750 per day per vessel commencing on January 1, 2021.

Sales of common units under the A&R Sales Agreement:

As of the date of this annual report, we have sold $3.5 million of common units at an average price per unit of $2.9153 pursuant to Current ATM Program.  Following these sales the Current ATM Program has $26.5 million of remaining availability and we have 36,795,807 units issued and outstanding.

Dividends:

We declared a quarterly cash distribution of $0.5625 on our Series A Preferred Units for the period from November 12, 2020 to February 11, 2021, which was paid on February 12, 2021.

We declared a quarterly cash distribution of $0.546875 on our Series B Preferred Units for the period from November 22, 2020 to February 21, 2021, which was paid on February 22, 2021.

We declared a quarterly cash distribution of $0.5625 on our Series A Preferred Units for the period from February 12, 2021 to May 11, 2021, which is payable on May 12, 2021 to all preferred unit holders of record as of May 5, 2021.

We declared a quarterly cash distribution of $0.546875 on our Series B Preferred Units for the period from February 22, 2021 to May 21, 2021, which is payable on May 24, 2021 to all preferred unit holders of record as of May 17, 2021.

Class action:

See Item 8 Financial information – A.Consolidated statements and other financial information – Legal Proceedings

New time charter for the LNG Carrier Arctic Aurora:

In April 2021, we announced that we have entered into a new time charter party agreement with Equinor ASA ("Equinor") for the employment of our LNG carrier Arctic Aurora. Under the new time charter agreement, the Arctic Aurora is expected to be delivered to Equinor in September 2021 in direct continuation of the current charter party with Equinor, meaning there will be no lapse of time between the current and the new time charter. The term ‘in direct continuation’ does not refer to the contracted income.

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
Charter rates for LNG vessels started declining from 2013 as the supply increased more than the increase in demand. Global liquefaction capacity grew marginally with only Angola LNG plant becoming operational in 2013. The trend continued in 2014 to 2017 as additional tonnage negated the effect of new liquefaction plants coming online. The impact of excess vessel supply caused by the delivery of 28, 27, 28 and 24 vessels in 2014, 2015, 2016 and 2017 respectively showed on spot rates, which fell sharply. Low crude oil prices intensified the challenges in the LNG shipping market as it delayed the completion of liquefaction projects. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan a switch back to nuclear power. Towards the end of 2017, a surge in the Chinese LNG imports, due to a switch from coal to gas for heating purposes, helped the LNG freight rates recover sharply. In 2018, average spot LNG charter rates were more than double of 2017 mainly driven by the vessel shortage as Asian LNG imports surged. Spot charter rates declined in 2019 on account of decline in Chinese LNG import growth rate, higher LNG inventory levels in Europe and Asia and mild winter. Spot LNG shipping rates declined in 2020 as COVID-19 adversely impacted global LNG trade. Many US LNG cargos were cancelled due to weak Asian LNG demand. However, spot LNG shipping rates increased from November on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. LNG shipping rates have been sliding since mid-January 2021 due to the fall in Asian LNG demand and lower arbitrage between Asian LNG prices and Henry Hub.
E.	OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.

F.	CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2020:
	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$615,000	48,000	96,000	471,000	-
Interest on long term debt (1)	63,006	19,040	33,485	10,481	-
Interest rate swap payment(2)	2,666	1,332	1,712	(378)	-
Management fees & commissions payable to the Manager (3) (4)	81,291	7,458	15,188	15,970	42,675
Executive services fee (5)	1,902	660	1,242	-	-
Administrative services fee (6)	40	40	-	-	-
Total	$763,905	76,530	147,627	497,073	42,675

(1)
Our variable rate long-term debt outstanding as of December 31, 2020 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the one-month period LIBOR, specific to our $675 Million Credit Facility as of December 31, 2020 and our applicable margin rate.

(2)	The variable leg of the derivative instrument has been calculated on the basis of the three-month period forward LIBOR rates as of December 31, 2020.
(3)
Under the terms of the Master Agreement signed in March 2021 and effective as from January 1, 2021, we currently pay a management fee of $2,750 per day which is subject to an annual increase of 3% and further annual increases to reflect material unforeseen costs increases of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of 6 months, will become payable to the Manager.

(4)
Not including $1.9 million of the "Management fees & commissions payable to the Manager" related to the commissions on variable hire contained in certain time charter contracts with Yamal, which represents the operating expenses of the vessel and is subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of "Management fees & commissions payable to the Manager" payable to the Manager in respect of such variable hire rate may therefore differ from the amounts included in the contractual obligations, due to the annual variations in each vessel's respective operating cost.

(5)
On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier.  The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.000 to $1.2271 the EURO/USD exchange rate as of December 31, 2020 and does not include any incentive compensation which our Board of Directors may agree to pay.

(6)
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

Capital Commitments
Possible Acquisitions of Other Vessels
Although we do not currently have in place any agreements relating to acquisitions of other vessels, we continuously evaluate potential transactions, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment, repurchase or refinance of existing debt, unit repurchases, short term investments or other transactions that we believe will be accretive to earnings, enhance unitholder value or are in our best interests.
Pursuant to the Omnibus Agreement that we have entered into with our Sponsor and our General Partner, we have the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.
G.	SAFE HARBOR
See the section entitled "Forward Looking Statements" at the beginning of this annual report.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our directors and senior management.
Name	Age	Position
Georgios Prokopiou	74	Chairman of the Board of Directors and Appointed Director
Tony Lauritzen	44	Chief Executive Officer and Appointed Director
Michael Gregos	49	Chief Financial Officer
Levon Dedegian	69	Class III Director
Alexios Rodopoulos	73	Class II Director
Evangelos Vlahoulis	74	Class I Director

Certain biographical information about each of our directors and executive officers is set forth below.
Georgios Prokopiou. Mr. Georgios Prokopiou has served as Chairman of our Board of Directors since our inception. Since entering the shipping business in 1974, Mr. Prokopiou has managed a shipping fleet consisting of over 500 vessels and is among other, the founder of Dynacom Tankers Management, Sea Traders and Dynagas Ltd., our Manager. Dynacom was founded in 1991 to manage tankers and Sea Traders SA was founded in 1974 to manage bulk carriers. Since 2002, companies controlled by Mr. Prokopiou have built more than 100 vessels at shipyards in South Korea, Japan and China. Mr. Prokopiou holds a civil engineering degree from the National Technical University of Athens. Mr. Prokopiou has also served as Chairman of the North of England P&I Association. He is Chairman of the Greek committee of Bureau Veritas, as well as member of the Greek committees of DNV-GL, Lloyd's Register and ABS. In 2005 Dynacom was awarded Tanker Company of the Year award by Lloyd's List. In 2015 Dynagas Ltd. was the winner of Statoil's Working Safely with Suppliers Award. Mr. Prokopiou was the recipient of Seatrade's Lifetime Achievement Award in June 2017 and the Capital Link Lifetime Achievement Award in January 2020.

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
The Partnership held its 2020 Annual General Meeting of Limited Partners on December 15, 2020, at which (i) Mr. Levon Dedegian was re-elected to serve as a Class III Director for a three-year term until the 2023 Annual Meeting of Limited Partners, and (ii) Ernst & Young (Hellas) Certified Auditors Accountants S.A. were re-appointed to serve as the Partnership's independent auditors for the fiscal year ending December 31, 2020.
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
As of December 31, 2020, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements.  Please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management." The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement & Executive Services Agreement."
E.	UNIT OWNERSHIP
Please see "Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders."

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR UNITHOLDERS
The following table sets forth the beneficial ownership of our common units as of the date of this report by each person that we know to beneficially own more than 5% of our outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:
Name of Beneficial Owner	Number	Percent
Dynagas Holding Ltd.(2)	15,595,000	42.4%
Cobas Asset Management SGIIC SA(3)	4,460,675	12.1%
Dell Loy Hansen (5)	3,563,020	9.7%
All executives, officers and directors as a group(3)(4)	*	*
___________________
(1)	Based on 36,795,807 common units outstanding as of the date of this annual report.
(2)
Dynagas Holding Ltd. is beneficially owned by the Prokopiou Family, including the chairman of our Board of Directors, Georgios Prokopiou and his daughters Elisavet Prokopiou, Johanna Procopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 23, Rue Basse, 98000 Monaco.

(3)	This information is derived from Schedule 13G/A filed with SEC on February 16, 2021.
(4)
Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common units apart from Mr. Georgios Prokopiou, whose ownership interests are separately presented in the above table.

(5)	This information is derived from Schedule 13G filed with the SEC on October 15, 2020.
As of the date of this annual report, we had one unitholder of record located in the United States, namely CEDE & CO., a nominee of the Depository Trust Company.
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
Omnibus Agreement
In November 2013 and as amended and restated on April 2016, we, and certain of our subsidiaries, entered into the Omnibus Agreement with our Sponsor and our General Partner, which provided us with, among other things, certain rights to acquire certain identified vessels and interests in vessels. As of the date of this annual report, we no longer have any rights to acquire any identified vessels or ownership interests in vessels owned by our Sponsor.  We still have the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect (as described below).

Noncompetition
Under the Omnibus Agreement, our Sponsor has agreed, and has caused its affiliates (other than us, and our subsidiaries) to agree, not to acquire, own, operate or contract for any LNG carrier operating under a charter with an initial term of four or more years. We refer to these LNG carriers as "Four-Year LNG carriers" and to all other LNG carriers, together with any related contracts, as "Non-Four-Year LNG carriers." The restrictions in this paragraph will not prevent our Sponsor or any of its controlled affiliates (including us and our subsidiaries) from:
(1)	acquiring, owning, operating or chartering any Non-Four-Year LNG carriers;
(2)
(i) acquiring or owning one or more Four-Year LNG carrier(s) if such Dynagas Holding Entity (as defined in the Omnibus Agreement) offers to sell such Four-Year LNG carrier to us for the acquisition price plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Four-Year LNG carrier in accordance with the terms of the Omnibus Agreement) and (ii) owning any Optional Interests (as defined in the Omnibus Agreement) in the entities relating to the Optional Vessels at any time on or after the time at which such interests are treated as a Four-Year LNG carrier pursuant to the Omnibus Agreement, if the related Dynagas Holding Entities (as applicable), offer to sell such Optional Interests to us for the pro rata portion of the acquisition price relating to the corresponding LNG carrier owned by such entity plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Optional Interests in accordance with the terms of the Omnibus Agreement);

(3)
operating or chartering an LNG carrier under a charter with a term of four or more years if such Dynagas Holding Entity offers to sell such LNG carrier to us for fair market value (i) promptly after the time it becomes a Four-Year LNG carrier and (ii) at each renewal or extension of that charter if such renewal or extension is for a term of four or more years, in each case in accordance with the procedures set forth in the Omnibus Agreement;

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
Vessel Management
Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to a Master Agreement which includes a standard set of terms for technical and commercial management services applicable to all our vessels. Our Manager is wholly-owned by Mr. Georgios Prokopiou, our Chairman of the Board, and has been providing these services for the vessels in our Fleet for over twelve years. Through our Manager, we have had a long-lasting presence in the LNG shipping industry, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.
We currently pay our Manager a technical management fee of $2,750 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.
In addition, we pay our Manager a commercial management fee equal to 1,25% of the gross charter hire, ballast bonus which is the amount paid to the vessel owner as compensation for all or a part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer, or other income earned during the course of the employment of our vessels, during the term of the Management Agreements, for providing the relevant vessel-owning subsidiary with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others.  In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third-parties, in accordance with the Management Agreements.
We incurred an aggregate expense of approximately $8.5 million and $8.2 million to our Manager in connection with the management of our Fleet under the Management Agreements for the years ended December 31, 2020 and 2019.

The term of the Management Agreements with our Manager expired on December 31, 2020, and  in March 2021, we entered into the Master Agreement with the Manager, which includes new Standard Management Terms for our six vessels effective as from January 1, 2021. This agreement amended, restated and superseded the previous technical and commercial management agreements commencing on January 1, 2021. The technical management fee of $2,750 per day for each vessel was fixed until December 31, 2021 and thereafter, increases annually by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee. Under the terms of the Management Agreements, we may terminate the Management Agreements upon written notice if our Manager fails to fulfill its obligations to us under the Management Agreements. The Management Agreements terminate automatically following a change of control in us. If the Management Agreements are terminated as a result of a change of control in us, then we will have to pay our Manager a termination penalty. For this purpose a change of control means (i) the acquisition of fifty percent or more by any individual, entity or group of the beneficial ownership or voting power of the outstanding shares of us or our vessel owning subsidiaries, (ii) the consummation of a reorganization, merger or consolidation of us and/or our vessel owning subsidiaries or the sale or other disposition of all or substantially all of our assets or those of our vessel owning subsidiaries and (iii) the approval of a complete liquidation or dissolution of us and/or our vessel owning subsidiaries. Additionally, the Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a sale or total loss of a vessel (with respect to that vessel), or (iii) if we file for bankruptcy.
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
During the year ended December 31, 2020, we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.

Executive Services Agreement
On March 21, 2014, we entered into an executive services agreement with our Manager with retroactive effect from the IPO closing date, pursuant to which our Manager provides to us the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments and automatically renews for successive five year terms unless terminated earlier. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.2271 the EURO/USD exchange rate as of December 31, 2020 and does not include any incentive compensation which our Board of Directors may agree to pay.
$30 Million Revolving Credit Facility
In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital which was interest free and had a term of five years.  On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility. The loan may be drawn and prepaid in whole or in part at any time during its term. As of December 31, 2020, no amounts were outstanding under the facility.
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
Under the Partnership Agreement, we must indemnify our General Partner and our directors and officers to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that these persons acted in bad faith, engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that applicable conduct was unlawful. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our General Partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the Partnership Agreement. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.
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

The Partnership, related entity defendants, and underwriter defendants filed a motion to dismiss the amended complaint on December 5, 2019. Plaintiffs filed their opposition to the motion to dismiss on February 10, 2020. The moving defendants filed their reply in further support of the motion to dismiss on March 18, 2020. On November 25, 2020, the Court issued its ruling on the motion to dismiss. The Court granted the motion to dismiss as to the Exchange Act claims and denied the motion to dismiss as to the Securities Act claims. By stipulation dated December 7, 2020, the individual defendants agreed that the issues and arguments raised in the briefing on the motion to dismiss shall be treated as if such issues and arguments had been raised in motion(s) to dismiss by the individual defendants and had been resolved in a similar fashion to the way the Court resolved those issues and arguments in its November 25, 2020 decision. The defendants answered the amended complaint on February 1, 2021. The Court entered a scheduling order on January 7, 2021. Pursuant to that order, fact discovery is scheduled to be completed no later than May 26, 2022, and expert discovery is scheduled to be completed no later than September 9, 2022. The Court did not set a trial date.
The parties have reached an agreement in principle to settle the litigation. The settlement is subject to documentation and court approval. The Partnership, related entity defendants, and individual defendants continue to believe that the claims asserted against them in the litigation are without merit, have not conceded or admitted any wrongdoing or liability, and are not conceding any wrongdoing or liability in agreeing to settle the litigation.  The settlement documentation will provide that the defendants disclaim any and all wrongdoing and liability whatsoever, have denied and continue to deny that they have committed any act or omission giving rise to any liability, violation of law, or damages, and that the defendants maintain they have agreed to settle the litigation solely to eliminate the burden and expense of further litigation. The settlement will be covered in full by the Partnership´s directors’ and officers’ insurance.
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
Please see "Item 9. The Offer and Listing—A. Offer and Listing Details."
D.	SELLING SHAREHOLDERS
Not applicable.

E.	DILUTION
Not applicable.
F.	EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL
Not applicable.
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
The information required to be disclosed under Item 10.B. is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on November 8, 2013 and our Registration Statement on Form 8-A filed with the SEC on July 23, 2015. As of the date of this annual report, we have a total of 36,795,807 common units issued and outstanding and no subordinated units issued or outstanding.
C.	MATERIAL CONTRACTS
Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included within "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities" with respect to our credit facilities, and "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions" with respect to our related party transactions.  Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.
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
The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2020, our common units were "primarily traded" on the NYSE.
Under the regulations, our units will be considered to be "regularly traded" on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, which represent more than 50% of our outstanding units, were listed on the NYSE during 2020, we currently satisfy the listing requirement.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied the trading frequency and trading volume tests for the taxable year ended December 31, 2020. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock (such as the NYSE).

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
For more than half the days of our taxable year ended December 31, 2020, less than 50% of our common units were owned by 5% Unitholders.  Therefore, we believe that we were not subject to the 5 Percent Override Rule for 2020.  However, there is no assurance that we will continue to qualify for exemption under Section 883.  For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50 percent or more of our common units for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance that we will be able to satisfy them.
Based on the foregoing, we believe that we satisfied the Publicly Traded Test for our taxable year ended December 31, 2020.
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
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of our common units that owns (actually or constructively) less than 10% of our equity and that is:
•	an individual citizen or resident of the United States (as determined for United States federal income tax purposes),
•	a corporation (or other entity that is classified as a corporation for United States federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,
•	an estate the income of which is subject to United States federal income taxation regardless of its source, or
•
a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim dividends received deduction with respect to distributions they receive from us because we are not a United States corporation. Dividends received with respect to our common units generally will be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States federal income tax purposes.

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
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common units, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Poseidonos Avenue and Foivis 2 Street 166 74 Glyfada, Athens, Greece. Those documents electronically filed via the SEC's Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC's website at www.sec.gov, free of charge.
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
On May 7, 2020 we entered into a floating to fixed interest rate swap transaction with Citibank N.A. effective from June 29, 2020. It provides a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024.
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
Foreign Currency Exchange Risk
We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our vessel operating, voyage and the majority of our dry-docking related expenses, primarily vessel repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2020, we incurred approximately 27% of our operating expenses and 37% of our general and administrative expenses in currencies other than the U.S. dollar compared to 26% of our operating expenses (including class survey costs) and 32% of our general and administrative expenses for the year ended December 31, 2019. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2020 and 2019, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.
We do not currently hedge fluctuations in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.
Concentration of Credit Risk
The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and independent and government-owned gas producers. For the years ended December 31, 2020, 2019 and 2018, four, five and four charterers, respectively, individually accounted for all of our revenues:
Charterer	2020	2019	2018
Gazprom	45%	47%	69%
Yamal	39%	31%	8%
Equinor (formerly, Statoil)	16%	16%	18%
Major energy company	-%	6%	2%
PetroChina	-%	-%	3%
Total	100%	100%	100%

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
Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2020. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership's internal controls over financial reporting are effective as of December 31, 2020.
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
ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for the years ended December 31, 2020, 2019 and 2018 was Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.'s Services
In 2020 and 2019, the fees rendered by the auditors were as follows:
	2020	2019
Audit Fees	€189,000	€162,750
Total	€189,000	€162,750

Audit Fees
Audit fees for 2020 and 2019 include fees related to (i) the integrated audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information, and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.
Audit-Related Fees
None.
Tax Fees
During 2020 and 2019, we received services for which fees amounted to $8,000 and nil, respectively, for the calculation of Earnings and Profits of the Partnership.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2020.
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
ITEM 19.	EXHIBITS
The following exhibits are filed as part of this annual report:
Exhibit Number	Description
1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2	Fourth Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(3)
1.3	Certificate of Formation of Dynagas GP LLC(1)
1.4	Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5	Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6	Limited Partnership Agreement of Dynagas Operating LP(1)
1.7	Certificate of Formation of Dynagas Operating GP LLC(1)
1.8	Limited Liability Company Agreement of Dynagas Operating GP LLC(1)
2.1	Description of Securities
4.1	Form of Vessel Management Agreement
4.2	First Amended and Restated Omnibus Agreement, dated April 12, 2016(5)
4.3	$30 Million Revolving Credit Facility with Dynagas Holding Ltd.(7)
4.4	Executive Services Agreement(2)
4.5	Administrative Services Agreement(4)
4.6	$675 Million Credit Facility, dated September 18, 2019(8)
4.7	Amended and Restated ATM Sales Agreement, dated August 19, 2020(6)
8.1	Subsidiaries of Dynagas LNG Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)
Incorporated by reference to the Partnership's Registration Statement on Form F-1, as amended, which was declared effective by the Securities and Exchange Commission on November 12, 2013 (Registration No. 333-191653).

(2)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 25, 2014.
(3)	Incorporated by reference to the Partnership's Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on October 23, 2018.
(4)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 10, 2015.
(5)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 18, 2016.
(6)	Incorporated by reference to Exhibit 1.1 of the Partnership's Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on August 19, 2020.
(7)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 24, 2019.
(8)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 16, 2020.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
DYNAGAS LNG PARTNERS LP

		By:	/s/ Michael Gregos
			Name:	Michael Gregos
			Title:	Chief Financial Officer (Principal Financial Officer)

Date:	April 29, 2021

DYNAGAS LNG PARTNERS LP

CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2020 AND 2019

DYNAGAS LNG PARTNERS LP

Report of Independent Registered Public Accounting Firm
To the Partners and the Board of Directors of Dynagas LNG Partners LP
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the “Partnership”) as of December 31, 2020 and 2019, the related consolidated statements of income, partners equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
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
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor we were engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment/recoverability assessment of vessels
Description of the matter
As of December 31, 2020, the carrying value of the Partnership’s vessels was $884.9 million, and the Partnership did not recognize any impairment loss in relation to its vessels during the year. As discussed in Note 2 to the consolidated financial statements, the Partnership evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might  exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment. If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions in forecasting undiscounted net operating cash flows, specifically the future charter rates for non-contracted revenue days. These rates are particularly subjective as they involve the development and use of assumptions about the liquefied natural gas (LNG) shipping market through the end of the useful lives of the vessels which are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit
We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360 – Property, Plant and Equipment. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days against internal and external data sources such as available market data from various analysts, historical data for the vessels, and recent economic and industry changes. Our procedures included testing the completeness and accuracy of the data used within the forecasts.
In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We also evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. We assessed the adequacy of the Partnership’s disclosures in Note 2 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Partnership's auditor since 2011.

Athens, Greece
April 29, 2021

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets as of December 31, 2020 and 2019
           (Expressed in thousands of U.S. Dollars — except for unit data)

	Note	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2(e)	$24,979	$16,206
Trade accounts receivable		384	143
Prepayments and other assets		949	1,105
Inventories		808	718
Total current assets		27,120	18,172

FIXED ASSETS, NET:
Vessels, net	4	884,900	916,697
Total fixed assets, net		884,900	916,697

OTHER NON-CURRENT ASSETS:
Restricted cash	2(f)	50,000	50,000
Due from related party	3	1,350	1,350
Accrued charter revenue		371	745
Deferred charges		2,096	2,223
Total assets		$965,837	$989,187

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $2,285 and $2,518, respectively	5	$45,715	$45,482
Trade payables		4,373	5,496
Due to related party	3	1,706	2,202
Accrued liabilities		1,655	1,641
Derivative financial instrument, current portion	6,12	1,332	—
Unearned revenue		8,064	9,814
Total current liabilities		62,845	64,635

NON-CURRENT LIABILITIES:
Deferred revenue		3,199	3,173
Long-term debt, net of current portion and unamortized deferred financing fees of $5,034 and $7,328, respectively	5	561,966	607,672
Derivative financial instrument, non- current portion	6,12	1,334	—
Total non-current liabilities		566,499	610,845

Commitments and contingencies	8	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 35,612,580 units and 35,490,000 units issued and outstanding as at December 31, 2020 and 2019)	9	209,784	187,021
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2020 and 2019)	9	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at December 31, 2020 and 2019)	9	53,498	53,498
General Partner (35,526 units issued and outstanding as at December 31, 2020 and 2019)	9	(5)	(28)
Total partners’ equity		336,493	313,707
Total liabilities and partners’ equity		$965,837	$989,187

The accompanying notes are an integral part of these consolidated financial statements

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Income
For the years ended December 31, 2020, 2019 and 2018
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Note	2020	2019	2018
REVENUES:
Voyage revenues	7	$137,165	$130,901	$127,135
EXPENSES:
Voyage expenses		(1,275)	(1,078)	(1,148)
Voyage expenses-related party	3	(1,719)	(1,631)	(1,654)
Vessel operating expenses		(28,830)	(28,351)	(25,042)
Dry-docking and special survey costs		—	—	(7,422)
General and administrative expenses		(1,795)	(1,985)	(1,452)
General and administrative expenses- related party	3	(733)	(723)	(757)
Management fees-related party	3	(6,752)	(6,537)	(6,347)
Depreciation	4	(31,797)	(30,680)	(30,330)

Operating income		$64,264	$59,916	$52,983

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 11	(27,058)	(58,591)	(50,490)
Interest income		221	2,331	1,051
Loss on derivative financial instruments	12	(3,148)	—	—
Other, net		(227)	(43)	69
Total other expenses, net		(30,212)	(56,303)	(49,370)

Partnership’s Net Income		$34,052	$3,613	$3,613
Common unitholders’ interest in Net Income		$22,466	$(7,942)	$(4,042)
Series A Preferred unitholders’ interest in Net Income		$6,750	$6,750	$6,750
Series B Preferred unitholders’ interest in Net Income		$4,813	$4,813	$909
Subordinated unitholders’ interest in Net Income		$—	$—	$—
General Partner’s interest in Net Income		$23	$(8)	$(4)
(Loss)/Earnings per unit, basic and diluted:
Common unit (basic and diluted)	10	$0.63	$(0.22)	$(0.11)
Weighted average number of units outstanding, basic and diluted:
Common units	10	35,546,823	35,490,000	35,490,000

The accompanying notes are an integral part of these consolidated financial statements

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Partners’ Equity
For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. Dollars—except for unit data)

	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE, December 31, 2017	3,000,000	—	35,490,000	35,526	$73,216	$—	$245,055	$47	$318,318
—Net income	—	—	—	—	6,750	909	(4,042)	(4)	3,613
— Issuance of Series B Preferred Units, net of issuance costs (Note 9)	—	2,200,000	—	—	—	52,976	—	—	52,976
— Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	(6,750)	—	(41,613)	(59)	(48,422)
BALANCE, December 31, 2018	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,885	$199,400	$(16)	$326,485
—Net income	—	—	—	—	6,750	4,813	(7,942)	(8)	3,613
— Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	(6,750)	(5,200)	(4,437)	(4)	(16,391)
BALANCE, December 31, 2019	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,498	$187,021	$(28)	$313,707
—Net income	—	—	—	—	6,750	4,813	22,466	23	34,052
— Issuance of common stock, net of issuance costs (Note 9)	—	—	122,580	—	—	—	297	—	297
—Distributions declared and paid (common and preferred units) (Note 9)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2020	3,000,000	2,200,000	35,612,580	35,526	$73,216	$53,498	$209,784	$(5)	$336,493

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. Dollars)

		2020	2019	2018
Cash flows from Operating Activities:
Net income:		$34,052	$3,613	$3,613
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	31,797	30,680	30,330
Amortization and write-off of deferred financing fees	11	2,527	10,696	3,261
Deferred revenue amortization		400	(377)	(45)
Amortization of deferred charges		217	181	68
Loss on derivative financial instruments	12	3,148	—	—
Amortization of fair value of acquired time charter	7	—	—	5,267
Changes in operating assets and liabilities:
Trade accounts receivable		(241)	(95)	107
Prepayments and other assets		156	(413)	389
Inventories		(90)	502	(421)
Due from/to related parties		(496)	2,982	31
Trade accounts payable		(1,033)	(101)	1,149
Accrued liabilities		6	(2,565)	155
Deferred charges		(90)	(1,000)	(1,472)
Deferred revenue		—	—	1,445
Unearned revenue		(1,750)	(926)	(883)
Net cash provided by Operating Activities		$68,603	$43,177	$42,994

Cash flows from Investing Activities:
Other additions to vessels’ equipment		—	—	(409)
Net cash used in Investing Activities		$—	$—	$(409)

Cash flows from Financing Activities:
Net proceeds from issuance of common units	9	297	—	—
Net proceeds from issuance of preferred units	9	—	—	53,138
Payment of securities registration and other filing costs		(90)	(139)	(48)
Distributions declared and paid	9	(11,563)	(16,391)	(48,422)
Proceeds from long-term debt	5	—	675,000	—
Repayment of long-term debt	5	(48,000)	(734,800)	(4,800)
Payment of derivative instruments	12	(474)	—	—
Payment of deferred finance fees		—	(10,558)	—
Net cash used in Financing Activities		$(59,830)	$(86,888)	$(132)

Net increase/ (decrease) in cash and cash equivalents and restricted cash		8,773	(43,711)	42,453
Cash and cash equivalents and restricted cash at beginning of the year		66,206	109,917	67,464
Cash and cash equivalents and restricted cash at end of the year		$74,979	$66,206	$109,917
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		24,979	16,206	109,917
Restricted cash		50,000	50,000	—
Cash and cash equivalents and restricted cash		$74,979	$66,206	$109,917
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest		$24,440	$48,879	$47,033

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1.	Basis of Presentation and General Information:
Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) was incorporated as a limited partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18, 2013, the Partnership successfully completed its initial public offering (the “IPO”), pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO,  the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (i) an omnibus agreement with the Sponsor, as amended (Note 3(c)) , (the “Omnibus Agreement”) and, (ii) a $30 million interest free revolving credit facility with its Sponsor (the “$30 million Sponsor Facility”) (Note 3(b)), which was extended on November 14, 2018 until November 2023, to be used for general Partnership purposes.
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers The Partnership has experienced some logistical challenges across its fleet, however, as of December 31, 2020, the Partnership did not experience any material negative financial impacts to its results of operations or financial position as a result of COVID-19,
As of December 31, 2020, the Partnership had a working capital deficit of $35.7 million as compared to the working capital deficit of $46.5 million as of December 31, 2019, which is mainly due to the current portion of its long-term debt. The Partnership believes that  current sources of funds and those that the Partnership anticipates to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of its Fleet, and to meet the Partnership’s normal working capital requirements, service principal and interest debt, and make at least the required distribution on Series A Preferred Units and Series B Preferred Units in accordance with the Partnership’s Agreement. Accordingly, the Partnership continues to adopt the going concern basis in preparing its financial statements.
The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of December 31, 2020:
Vessel Owning Subsidiaries:
Company Name	Country of incorporation/ formation	Vessel Name	Delivery date from shipyard	Delivery date to Partnership	Cbm Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy	March 2007	October 2013	149,700
Lance Shipping S.A.(“Lance”)	Marshall Islands	Ob River	July 2007	October 2013	149,700
Seacrown Maritime Ltd.(“Seacrown”)	Marshall Islands	Amur River	January 2008	October2013	149,700
Fareastern Shipping Limited(“Fareastern”)	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited(“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd.(“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1.	Basis of Presentation and General Information (continued):
Non-Vessel Owning Subsidiaries:
Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”)	Marshall Islands	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. (“Arctic LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.
Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities were limited to the co-issuance of the 2019 Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG	Marshall Islands
Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership’s Term Loan B discussed under Note 5.
Since the Partnership’s inception, the technical, administrative and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 3(a)).
As of December 31, 2020, the Partnership’s Sponsor owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.
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

The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of the years ended December 31, 2020, 2019 and 2018, no such interests existed.
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
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
(c)
Other Comprehensive Income: The Partnership follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and accordingly, for the years ended December 31, 2020, 2019 and 2018, comprehensive income equaled net income.

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

(g)
Trade Accounts Receivable: The amount shown as trade accounts receivable at each balance sheet date, mainly includes receivables from charterers for hire from lease agreements, net of any provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in dispute. Operating lease receivables under ASC 842 are not in scope of ASC 326 for assessment of credit loss. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. Provision for doubtful accounts as of December 31, 2020 and 2019, was nil.

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
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
The Partnership assessed the provisions of “ASC 326 Financial Instruments—Credit Losses” by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Partnership’s financial statements.
(j)
Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, capitalized interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when such expenditures appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership’s vessels is depreciated beginning from the time  when the vessel is ready for her intended use, on a straight-line basis, to the time that the vessel reaches the end of its economic useful life, after considering the estimated residual value of the vessel which is based on its lightweight tonnage times an estimated scrap rate. Following a reassessment of the scrap rates effective from October 1, 2019, the Partnership reduced the average scrap rate estimate from $0.685 per lightweight ton per LNG carrier to $0.500 per lightweight ton per LNG carrier. This change in accounting estimate which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," results in additional future annual depreciation of $1.4 million. For the fiscal years 2020 and 2019, the effect of the change in the estimate on net income was a decrease by $1.4 million and $0.3 million respectively and an increase in loss per share by $0.04 and $0.01 respectively. Management estimates that the useful life of each of the Partnership’s vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, such vessel’s remaining useful life is adjusted as of the date such regulations are adopted.

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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
In developing estimates for the remaining estimated useful lives of the current fleet and scrap values, the Partnership utilizes methods, which are identical to those employed as part of the Partnership’s depreciation policy. As and for each of the years ended December 31, 2020, 2019 and 2018, the Partnership incurred no impairment loss.
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

(o)
Concentration of Credit Risk: Financial instruments, which may potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of each of its charterer’s financial condition and generally does not require collateral for its trade accounts receivable. The Partnership is exposed to credit risk in the event of non-performance by the counterparty to the derivative instrument; however, the Partnership limits its exposure by entering into transactions with counterparties with high credit ratings.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
During the years ended December 31, 2020, 2019 and 2018, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:
Charterer	2020	2019	2018
A	45%	47%	69%
B	39%	31%	—%
C	16%	16%	18%
Total	100%	94%	87%

(p)
Accounting for Revenues and Related Expenses: The Partnership generates its revenues from charterers under time charter agreements, which contain a lease as they meet the criteria of a lease under ASC 842 or ASC 840 under transition accounting. In particular, under ASC 842, the Partnership elected certain practical expedients, which allowed the Partnership’s existing lease arrangements, in which it was a lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. Leases, which commenced on or after January 1, 2018, were classified as operating leases under ASC 842. The Partnership’s vessels are each employed under a time charter agreement, where a contract is entered into with a charterer for the charterer’s use of a vessel for a specific period of time and at a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Revenues from time chartering of vessels are accounted for as operating leases. The Partnership early adopted ASC 842 as of September 30, 2018, with adoption reflected as of January 1, 2018, the beginning of the annual period in accordance with ASC 250. The Partnership has determined that the non-lease components in its time charter contracts relate to services for the operation of the vessel, which include crew, technical, safety, commercial services, among others. The Partnership has elected to account for the lease and non-lease component of time charter agreements as a combined component in its consolidated financial statements, having taken into account that the non-lease components would be accounted for ratably on a straight-line basis over the duration of the time charter and that the lease component is considered as the predominant component. The Partnership qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements. Such revenues are recognized on a straight line basis at the average minimum lease revenue over the rental periods of such charter agreements, as service is performed.

Revenue generated from variable lease payments is recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. The residual or excess amounts from actually collected hire based on the time charter agreement for each period, if any, is classified as deferred or prepaid revenue in the accompanying consolidated balance sheets.
Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Partnership has made an accounting policy election to recognize the related ballast costs, mainly consisting of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortized over the charter period. During the year ended December 31, 2020, the amortization of the contract fulfilment costs was $0.2 million. Voyage expenses, primarily consist of commissions, which are paid by the Partnership as well as port, canal and bunker expenses that are unique to a particular charter and which are paid by the charterer under the time charter arrangements or by the Partnership during periods of off-hire.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
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

(r)
Earnings/ (Loss) Per Unit: As of December 31, 2020, the Partnership’s capital structure consisted of common units, two separate classes of preferred units and a general partner interest. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership’s General Partner but, subject to certain restrictions, may be transferred or sold apart from the General Partner’s interest. The Partnership calculates basic earnings/ (loss) per each class of units by allocating period distributed and undistributed earnings/ (losses) to the General Partner, limited partners and incentive distribution rights holders using the two-class method and in accordance with the Partnership’s Fourth Amended and Restated Limited Partnership Agreement dated October 23, 2018 (the “Limited Partnership Agreement”). Basic earnings/ (losses) per common unit are computed by allocating distributed and undistributed net income/ (losses) available to common unitholders, after subtracting the interest on the Partnership’s net income/ (loss) of all classes of preferred unitholders, and the General Partner by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement. Where distributions relating to the period are in excess of earnings, the surplus is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2020.

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
Notes to the Consolidated Financial Statements December 31, 2020
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

(v)
Accounting for Financial Instruments: The principal financial assets of the Partnership consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Partnership consist of trade and other accounts payable, accrued liabilities, long-term debt, amounts due to related parties and a derivative financial instrument (interest rate swap). The Partnership may also consider, from time to time, entering into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Derivative financial instruments are generally used to manage risk related to fluctuations of interest rates. ASC 815, “Derivatives and Hedging”, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 6). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met. At the inception of a hedge relationship, the Partnership formally designates and documents the hedge relationship with respect to hedge accounting, the risk management objective and the strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is the mitigation of risk exposure resulting from variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives is recorded in “Accumulated Other Comprehensive Income/ (Loss)” and subsequently recognized in earnings when the hedged items impact earnings.

(w)	Derivative Financial Instruments: The Partnership entered into an interest rate swap contract to manage its exposure to fluctuations of interest rate risks associated with its loan facility.
The interest rate swap did not meet the applicable criteria for hedge accounting under ASC 815, including the criteria specific to a cash flow hedge, therefore the interest rate swap represents an economic hedge. As a result, interest paid or received under the respective undesignated swap agreement is recognized in Loss on derivative financial instrument (Note 12). The undesignated interest rate swap is recognized in the consolidated financial statements at its fair value, and the gain or loss from changes in the fair value are reported in earnings in the period in which those fair value changes occur in Loss on derivative financial instrument and any related cash settlements are classified under financing activities in the statement of cash flows.
(x)
Going concern: The Partnership’s policy is in accordance with ASU No. 2014-15, "Presentation of Financial Statements - Going Concern", issued in August 2014 by the FASB. ASU 2014-15 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about an entity’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
New Accounting Pronouncements – Adopted
i)
On January 1, 2020, the Partnership adopted ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities, using the modified retrospective method. This new guidance is amended by: ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases; ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis; ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. The adoption of this new accounting guidance did not have a material impact on the Partnership’s consolidated financial statements and related disclosures.

ii)
On January 1, 2020, the Partnership adopted ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date.

The adoption of this new accounting guidance did not have a material impact on the Partnership’s consolidated financial statements and related disclosures.
iii)
On January 1, 2020, the Partnership adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the consolidated financial statements and ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate, as further amended through ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”. The adoption of this new accounting guidance had no effect on the Partnership’s consolidated financial statements.

iv)
On January 1, 2020, the Partnership adopted ASU 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”, which improves the accounting for the following areas: (i) applying the variable interest entity (VIE) guidance to private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests, thereby improving general purpose financial reporting. The Partnership applied the amendments in this Update retrospectively, as required. The adoption of this new accounting guidance did not have a material effect on the Partnership’s consolidated financial statements and related disclosures.

Recent Accounting Pronouncements Not Yet Adopted
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. As of December 31, 2020, the Partnership has not made any contract modifications to replace the reference rate in any of its agreements and has not evaluated the effects of this standard on its consolidated financial position, results of operations, and cash flows. The Partnership is the process of evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.
3.	Transactions with related parties:
During the years ended December 31, 2020, 2019 and 2018, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of income:
	Years ended December 31,
	2020	2019	2018
Included in voyage expenses – related party
Charter hire commissions (a)	$1,719	$1,631	$1,654

Included in general and administrative expenses – related party
Executive services fee (d)	$613	$603	$637
Administrative services fee (e)	$120	$120	$120
Management fees-related party
Management fees (a)	$6,752	$6,537	$6,347

As of December 31, 2020 and December 2019, balances with related parties consisted of the following:
	Year ended December 31,
	2020	2019
Assets:
Security deposits to Manager (a)	$1,350	$1,350
Total assets due from related party, non-current	$1,350	$1,350

Liabilities included in Due to related party:
Working capital due to Manager (a)	$1,032	$1,198
Executive service charges due to Manager (d)	$159	$148
Administrative service charges due to Manager (e)	$30	$30
Management fees due to Manager (a)	$-	$701
Other Partnership expenses due to Manager	$485	$125
Total liabilities due to related party, current	$1,706	$2,202

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.	Transactions with related parties (continued):
a) Dynagas Ltd.
The Partnership’s vessels have entered into vessel management agreements with Dynagas Ltd., the Partnership’s Manager (the “Management Agreements”). Pursuant to the terms of these Management Agreements, the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon the vessel’s delivery until the termination of the Management Agreement. The Management Agreements initially terminate on December 31, 2020 and are thereafter, automatically extended in additional eight-year increments if notice of termination is not previously provided by the Partnership’s vessel-owning subsidiaries. Beginning on the first calendar year after the commencement of each vessel’s Management Agreement and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of each Management Agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services. The amount of such increase is to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership’s Conflicts Committee. Under the terms of the Management Agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses and general and administrative expenses that are not covered by the management fees.
During the years ended December 31, 2020, 2019 and 2018, each vessel was charged a daily management fee of $3.1, $3.0 and $2.9, respectively. During the years ended December 31, 2020, 2019 and 2018, management fees under the vessel Management Agreements amounted to $6,752, $6,537 and $6,347 respectively, and are separately reflected in the accompanying consolidated statements of income.
The Management Agreements also provide for:
(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager; and
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel, if applicable, plus out of pocket expenses.
During the years ended December 31, 2020, 2019 and 2018, charter hire commissions under the Management Agreements amounted to $1,719, $1,631 and $1,654, respectively, and are included in Voyage expenses-related party in the accompanying consolidated statements of income.
The Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Management Agreements, prior to their eight year term, by any reason other than Manager’s default, the advance is not refundable. Such advances as of December 31, 2020 and 2019, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.
In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of December 31, 2020, an amount of $1,032 was due to the Manager in relation to these operating expenses and as of December 31, 2019, an amount of $1,198, was due to the Manager in relation to these operating expenses.
On March 3, 2021, the Partnership entered into a new master management agreement (the “Master”) with Dynagas Ltd. (the “Manager”), which amends and supersedes the previous commercial, technical, crew, accounting and vessel administrative services agreement and reduces the technical management fees payable from $3,167 per day per vessel to $2,750 per day per vessel commencing on January 1, 2021 (Note 14).
The Master Agreement initially terminates on December 31, 2030 and upon expiration, automatically extends in additional five-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries. In the event of termination of the Master Agreement for any reason other than default by the Manager, the agreed management fee shall continue to be payable for a further period of six months as from the effective date of termination.
(b) Loan from related party
On November 18, 2013, upon the completion of its IPO, the Partnership entered into the $30 million Sponsor Facility with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.	Transactions with related parties (continued):
The $30 million Sponsor Facility was extended on November 14, 2018, for an additional term of five years on terms and conditions identical to the initial credit facility (the “$30 million Extended Sponsor Facility”). The $30 million Extended Sponsor Facility may be drawn and be prepaid in whole or in part at any time during the life of the facility which is until November 2023. No amounts have been drawn under the respective facility as of December 31, 2020 and 2019.
(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement
At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, as amended and as currently in effect. The amended Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership’s option to acquire the Initial Optional Vessels (as defined in the Omnibus Agreement), as well as the Partnership’s option to acquire the Sponsor’s ownership interest (which is currently 49.0% as of December 31, 2020) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier which were all delivered between December 2017 and February 2019,, (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and (iv) the Sponsor’s provisions of certain indemnities in favor of the Partnership.
The purchase option periods with regards to the Initial Optional Vessels that were not exercised, expired in December 2018.
The Partnership’s option periods with regards to the Sponsor’s interests in in all five joint venture entities described above also expired unexercised.
(d) Executive Services Agreement
On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $613 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1401 as of December 31, 2020), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the years ended December 31, 2020, 2019 and 2018, executive service fees amounted to $613, $603 and $637, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income.
(e) Administrative Services Agreement
On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by Dynagas. During the years ended December 31, 2020, 2019 and 2018, administrative service fees amounted to $120 for each year and are included in general and administrative expenses – related party in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4.	Vessels, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2018	$1,167,909	$(220,532)	$947,377
Depreciation	—	(30,680)	(30,680)
Balance December 31, 2019	$1,167,909	$(251,212)	$916,697
Depreciation	—	(31,797)	(31,797)
Balance December 31, 2020	$1,167,909	$(283,009)	$884,900

As of December 31, 2020, all vessels comprising the Partnership’s fleet were first priority mortgaged as collateral to secure the $675 Million Credit Facility, further discussed in Note 5.
5.	Long-Term Debt:
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:
		Year Ended December 31,
Debt instruments	Borrowers-Issuers	2020	2019

$675 Million Credit Facility	Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited, Solana Holding Ltd.	615,000	663,000
Total debt		$615,000	$663,000
Less deferred financing fees		(7,319)	(9,846)
Total debt, net of deferred finance costs		$607,681	$653,154
Less current portion, net of deferred financing fees		$(45,715)	$(45,482)

Long-term debt, net of current portion and deferred financing fees		$561,966	$607,672

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
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.	Long-Term Debt (continued):
The $675 Million Credit Facility bears interest at U.S. LIBOR (in case LIBOR is less than zero, LIBOR shall be deemed to be zero) plus 3.00% margin and is secured by, among other things, first priority mortgages on the six LNG vessels in the Partnership's fleet. The $675 Million Credit Facility is repayable over five years in 20 consecutive quarterly payments plus a balloon payment in the fifth year.
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
As of December 31, 2020, the Partnership was in compliance with all financial covenants prescribed in its $675 Million Credit Facility.
The annual principal payments for the Partnership’s outstanding $675 Million Credit Facility as at December 31, 2020, required to be made after the balance sheet date were as follows:
Year ending December 31,	Amount
2021	$48,000
2022	48,000
2023	48,000
2024	471,000

Total long-term debt	$615,000

$480 Million Senior Secured Term Loan Facility (Term Loan B)
On May 18, 2017, Arctic LNG and Dynagas Finance LLC, wholly owned subsidiaries of the Partnership, as co-borrowers, entered into a $480.0 million senior secured term loan. The Term Loan B bore interest at LIBOR plus a margin and provided for a 0.25% quarterly amortization on the principal and a bullet payment at maturity in May 2023. On September 25, 2019, the then outstanding principal of $470.4 million of the Term Loan B was fully repaid from the proceeds of the Partnership’s new syndicated $675.0 million senior secured term loan facility.
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
The weighted average interest rate on the Partnership’s long-term debt for the years ended December 31, 2020, 2019 and 2018, was 3.7%, 5.4% and 6.4%, respectively.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
5.	Long-Term Debt (continued):
Total interest incurred on long-term debt for the years ended December 31, 2020, 2019 and 2018, amounted to $24,146, $46,638 and $46,884, respectively, and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.
Commitment fees incurred for the years ended December 31, 2020, 2019 and 2018, amounted to nil, $791 and nil, respectively. Such fees are included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.
6.	Fair Value Measurements:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
◾
Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of the non-current portion of the amounts due from related parties, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital, is $892 as of December 31, 2020, compared to its carrying value of $1,350 as of the same date.

◾
Long-term debt: The $675 Million Credit Facility discussed in Note 5, has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans.

◾
Derivative financial instrument: The carrying values reported in the accompanying consolidated balance sheets for the swap transaction are determined through Level 2 of the fair value hierarchy and are derived principally from interest rates, yield curves and other items that allow value to be determined.

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
The following table summarizes the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6.	Fair Value Measurements (continued):

Significant Other Observable Inputs (Level 2)
Recurring measurements:	December 31, 2020
Interest rate swaps	(2,666)
Total	(2,666)

7.	Time charters acquired:
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
During the years ended December 31, 2020, 2019 and 2018, the amortization of the above market acquired time charter related to the acquisition of the Lena River amounted to nil, nil and $5,267 respectively, and is included in Voyage revenues in the accompanying consolidated statements of income. The respective intangible asset was fully amortized to revenues in the third quarter of 2018, in accordance with the expiration of the respective charter contract.
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
Two of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates.
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
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
The Partnership’s maturity analysis of future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of December 31, 2020, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

Year ending December 31,	Amount
2021	114,794
2022	103,824
2023	103,824
2024	103,935
2025	103,478
2026 and thereafter	447,063
Total	$976,918

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
On May 16, 2019, a purported stockholder of the Partnership filed a putative class action lawsuit against the Partnership and certain related entities and individual officers and directors of the Partnership in the United States District Court for the Southern District of New York (Case No.19- cv-04512). The complaint purports to be brought on behalf of shareholders who purchased the common stock of the Partnership between February 16, 2018 and March 21, 2019. The Complaint generally alleges that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements regarding, among other matters, new charter agreements that the Partnership entered into with various energy companies and the Partnership’s expectations about its ability to sustain its quarterly distribution.
The complaint seeks unspecified damages, attorneys’ fees, and other costs. On August 19, 2019, the Court appointed a group of shareholders as Lead Plaintiffs in the action, who filed an amended complaint on September 26, 2019. The amended complaint makes allegations similar to those in the original complaint, extends the class period (December 21, 2017 through March 21, 2019), adds as defendants three additional directors of the Partnership and the underwriters of the Partnership’s Series B Preferred Units Offering, and asserts new claims under Section 20A of the Securities Exchange Act of 1934 on behalf of plaintiffs who acquired Partnership securities or sold put options

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8.	Commitments and Contingencies (continued):
contemporaneously with the Series B Preferred Units Offering, and under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 based on allegedly false and/or misleading statements in the offering documents for the Series B Preferred Units Offering.  The Partnership, related entity defendants, and underwriter defendants filed a motion to dismiss the amended complaint on December 5, 2019, which is now fully briefed, but has not yet been decided by the Court. Subsequent to December 31, 2020, the parties reached an agreement in principle to settle the litigation. The settlement is subject to documentation and court approval. The settlement will be covered in full by the Partnership´s directors’ and officers’ insurance. The Partnership, related entity defendants, and individual defendants continue to believe that the claims asserted against them in the litigation are without merit, have not conceded or admitted any wrongdoing or liability, and are not conceding any wrongdoing or liability in agreeing to settle the litigation.
(c) Technical and Commercial Management Agreement:
As further disclosed in Note 3, the Partnership has contracted with Dynagas Ltd. for the provision of commercial, administrative and technical management of its vessels pursuant to certain Management Agreements. For the commercial services provided under the Management Agreements, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $12,211. For vessel administrative and technical management fees, the Partnership paid during the year ended December 31, 2020, a daily management fee of $3.1 per vessel (Note 3(a)). On March 3, 2021, the Partnership entered into a new master management agreement (the “Master”) with Dynagas Ltd. (the “Manager”), which amends and supersedes the previous commercial, technical, crew, accounting and vessel administrative services management agreement (Note 14). Management fees for the period from January 1, 2021 to the date of the expiration of the agreements on December 31, 2030, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to amount to $69,080.
9.	Partners’ Equity:
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
As of December 31, 2020, the Partnership had 35,612,580 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.	Partners’ Equity (continued):
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

On April 18, 2018, the Partnership announced a reduction in cash distribution to $0.25 per unit to all common unit holders from $0.4225 per common unit in prior quarters, which was approved by the Partnership’s Board of Directors on April 12, 2018 and was paid on May 3, 2018, to all common unitholders of record as of April 26, 2018.
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.	Partners’ Equity (continued):
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
Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No Series A Preferred Units were redeemed as of December 31, 2020.
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
The Series A Preferred Units and the Series B Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership’s indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank pari passu with the Series B Preferred Units. Both the Series A Preferred Units and the Senior B Preferred Units rank senior to the Partnership’s common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units and the Series B Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units and the Series B Preferred Units as to payment of distributions. The Series A Preferred Units and the Series B Preferred Units are rank junior to all of the Partnership’s existing and future indebtedness. The interests of the holders of Series A Preferred Units or Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred units or Series B Preferred Units, and by other transactions.
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
No quarterly cash distributions to Common unitholders were made with respect to fiscal year 2020.
Series A Preferred unit distributions:
On January 20, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2019 to February 11, 2020. The cash distribution was paid on February 12, 2020, to all Series A preferred unitholders of record as of February 5, 2020.
On April 21, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2020 to May 11, 2020. The cash distribution was paid on May 12, 2020, to all Series A preferred unitholders of record as of May 5, 2020.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.	Partners’ Equity (continued):
On July 21, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2020 to August 11, 2020. The cash distribution was paid on August 12, 2020, to all Series A preferred unitholders of record as of August 5, 2020.
On October 19, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from August 12, 2020 to November 11, 2020. The cash distribution was paid on November 12, 2020, to all Series A preferred unitholders of record as of November 5, 2020.
Series B Preferred unit distributions:
On January 30, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2019 to February 21, 2020. The cash distribution was paid on February 24, 2020, to all Series B preferred unitholders of record as of February 14, 2020.
On April 27, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2020 to May 21, 2020. The cash distribution was paid on May 22, 2020, to all Series B preferred unitholders of record as of May 15, 2020.
On July 27, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from May 22, 2020 to August 21, 2020. The cash distribution was paid on August 24, 2020, to all Series B preferred unitholders of record as of August 17, 2020.
On October 27, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from August 22, 2020 to November 21, 2020. The cash distribution was paid on November 23, 2020, to all Series B preferred unitholders of record as of November 16, 2020.
General Partner Distributions:
During the years ended December 31, 2020, 2019 and 2018, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of nil, $4 and $59, respectively.
At the market” equity program:
On July 2, 2020, the Partnership entered into an ATM Sales Agreement (the “Original Agreement”) for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million.  On August 19, 2020, the Partnership terminated the above mentioned ATM Sales Agreement and entered into an amended and restated ATM Sales Agreement (the “A&R Sales Agreement”), for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. During the year ended December 31, 2020 the Partnership issued and sold 122,580 common units resulting in net proceeds of $0.3 million under the Original ATM sales agreement. No common units were sold under the A&R Sales Agreement during the year ended  December 31, 2020.
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

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10.	(Loss)/ Earnings per Unit (continued):
instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the years ended December 31, 2020, 2019 and 2018.
The calculations of the basic and diluted earnings per common unit are presented below:
	Year ended December 31,
	2020	2019	2018
Partnership’s Net income	$34,052	$3,613	$3,613
Less:
Net Income attributable to preferred unitholders	11,563	11,563	7,659
General Partner’s interest in Net Income	23	(8)	(4)
Net income/(loss) attributable to common unitholders	$22,466	$(7,942)	$(4,042)
Weighted average number of common units outstanding, basic and diluted	35,546,823	35,490,000	35,490,000
Earnings/ (Losses) per common unit, basic and diluted	$0.63	$(0.22)	$(0.11)

11.	Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:
	Year ended December 31,
	2020	2019	2018
Interest expense (Note 5)	$24,146	$46,638	$46,884
Amortization of deferred financing fees	2,527	3,199	3,261
Write-off of deferred financing fees	—	7,497	—
Commitment fees (Note 5)	—	791	—
Other	385	466	345
Total	$27,058	$58,591	$50,490

12.	Derivative financial instrument:
On May 7, 2020, the Partnership entered into a floating to fixed interest rate swap transaction with a leading international bank, for the purpose of managing its exposure to LIBOR variability that the Partnership has under the $675 Million Credit Facility. The swap transaction, which is effective from June 29, 2020, provides for a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of the Partnership’s debt outstanding under its $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The swap agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings.
As of December 31, 2020, the outstanding notional amount of Partnership’s interest rate swap was $615.0 million. The fair value of this interest rate swap outstanding at December 31, 2020 amounted to a liability of $2,666 (Note 6) and is included in Derivative financial instrument in accompanying consolidated balance sheet as presented in the table below. The Partnership had no derivative financial instruments as of December 31, 2019.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

12.	Derivative financial instrument (continued):
As of December 31, 2020, the Partnership recognized a loss on derivative financial instrument of $3.1 million, which is included in Loss on derivative financial instrument in the accompanying consolidated statements of income as presented in the table below.
The realized loss on non-hedging interest rate swaps included in “Loss on derivative financial instruments, net” amounted to $0.5 million for the year ended December 31, 2020.
Tabular Disclosure of Derivatives Location
Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of the derivative instrument reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to losses on derivative positions reflected in the Statement of Comprehensive Income.
Derivative Instruments not designated as hedging instruments – Balance Sheet Location
		2020
Derivative	Balance Sheet Location	Assets	Liabilities
Interest rate swap	Derivative financial Instruments, Current	—	1,332
Interest rate swap	Derivative financial Instruments, non- Current	—	1,334
Total		—	2,666

Derivatives Instruments not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income
Derivative	Net Realized and Unrealized Loss Recognized on Statement of Comprehensive Income Location	Amount 2020
Interest rate swap	Loss on derivative instruments	3,148
Total		3,148
13.	Taxes:
Under the laws of the countries of the Partnership and its subsidiaries’ incorporation and / or vessels’ registration, the Partnership and its subsidiaries are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical manager of the Partnership’s vessels, Dynagas Ltd., an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf of the Partnership. These tonnage taxes for the years ended December 31, 2020, 2019 and 2018, amounted $344, $332 and $548, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements December 31, 2020
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
The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2020, 2019 and 2018 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source shipping income, for 2020, 2019 and 2018, the Partnership would be subject to U.S. federal income tax of approximately $65, $29 and nil, respectively.
14.	Subsequent Events:
(a)
Quarterly Series A Preferred unit cash distribution: On January 21, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2020 to February 11, 2021. The cash distribution was paid on February 12, 2021, to all Series A preferred unitholders of record as of February 5, 2021.

(b)
Quarterly Series B Preferred unit cash distribution: On January 28, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2020 to February 21, 2021. The cash distribution was paid on February 22, 2021, to all Series B preferred unitholders of record as of February 15, 2021.

(c)
“At the market” equity program: Following December 31, 2020, the Partnership sold $3.5 million of common units at an average price per unit of $2.9153 pursuant to the A&R Sales Agreement (as defined above), which has $26.5 million of remaining availability for future repurchases.

(d)
New master management agreement (the “Master”) with Dynagas Ltd.: On March 3, 2021, the Partnership entered into a new master management agreement (the “Master”) with Dynagas Ltd. (the “Manager”), which includes a new standard set of terms for commercial, technical, crew, accounting and vessel administrative services (“Standard Management Terms”) for the Partnership’s six vessels effective as from January 1, 2021. This agreement amends, restates and supersedes the previous technical and commercial management agreements and reduces the technical management fees payable from $3,167 per day per vessel to $2,750 per day per vessel commencing on January 1, 2021.

(e)
Quarterly Series A Preferred unit cash distribution: On April 20, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2021 to May 11, 2021. The cash distribution will be paid on May 12, 2021, to all Series A preferred unitholders of record as of May  5, 2021.

(f)
Quarterly Series B Preferred unit cash distribution: On April 27, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2021 to May 21, 2021. The cash distribution will be paid on May 24, 2021, to all Series B preferred unitholders of record as of May 17, 2021.

(g)
Legal Proceedings: In relation to the class action lawsuit filed against the Partnership in April 2019 (Note 8 (b)), the parties reached an agreement in principle to settle the litigation in April 2021. The settlement is subject to documentation and court approval and will be covered in full by the Partnership´s directors’ and officers’ insurance.