Form 20-F
period 2021-12-31
Dynagas LNG Partners LP
filed 2022-04-29
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ____ to ____

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

36,802,247 Common Units

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

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT

This annual report on Form 20-F for the year ended December 31, 2021, or the annual report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this annual report. Unless the context otherwise requires, references in this annual report to "Dynagas LNG Partners," the "Partnership," "we," "our" and "us" or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP.  Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our "Fleet". References in this annual report to "our General Partner" refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP.  References in this annual report to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "Manager" refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. References in this annual report to the "Prokopiou Family" are to our Chairman, Mr. Georgios Prokopiou, and certain members of his family.

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

References herein to the "Omnibus Agreement" refer to the Omnibus Agreement, as amended and restated and as currently in effect, with our Sponsor.  The Omnibus Agreement provides us with the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect. Please see Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.

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

i

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

Forward-looking statements appear in a number of places in this annual report and include statements with respect to, among other things:

•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies, including potential expansion into and acquisition of assets and businesses in other sectors of the shipping industry;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for U.S. Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including dry-docking, surveys, upgrades, crewing and insurance costs, bunker prices and fuel prices;
•	the adequacy of our insurance to cover our losses;
•	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	our ability to repay or refinance our existing debt and settling of interest rate swaps (if any);
•	our ability to incur additional indebtedness on acceptable terms or at all, to access the public and private debt and equity markets and to meet our restrictive covenants and other obligations under our credit facilities, including our $675 Million Credit Facility (as defined below);
ii

•	our Sponsor's ability to fund our $30 Million Revolving Credit Facility (as defined below);
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") practices;
•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
•	the effect of applicable sanctions or embargo laws;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	The ability to acquire newbuildings and secondhand vessels on terms acceptable to us from our Sponsor or third parties and the timely deliveries of such vessels if and when acquired;
•	our ability to compete successfully for future chartering opportunities upon the expiration or termination of existing vessel employment arrangements;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, including regulations relating to ballast water and fuel sulphur, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	availability of skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;
•	our anticipated taxation and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020) to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us as January 1, 2020;
•	potential liability from any pending or future litigation and potential costs due to environmental damage and vessel collisions;
iii

•	potential liability from future litigation, related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;
•	our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;
•	business disruptions, including supply chain congestion, due to climate-related, political events, public health threats, international hostilities and instability, including the recent conflict between Russia and Ukraine, piracy or acts by terrorists or other disasters;
•	the impact of public health threats and outbreaks of other highly communicable diseases;
•	the length and severity of epidemics and pandemics, including COVID-19, including its impacts across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;
•	the impact of adverse weather and natural disasters;
•	future sales of our common units in the public market;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
•	our business strategy and other plans and objectives for future operations;
•	technology risk associated with energy transition and fleet/systems renewal including in respect of alternative propulsions systems; and
•	other factors detailed in this annual report and from time to time in our periodic reports.

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

iv

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	[RESERVED]
B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Our ability to grow may be adversely affected by cash distribution policy.

Our current business strategy is to focus our capital allocation on debt repayment, and to prioritize balance sheet strength in order to reposition ourselves for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. Our cash distribution policy is consistent with the terms of our Partnership Agreement, which requires that we distribute all of our available cash quarterly.

Under the terms of the $675 Million Credit Facility (as defined below), the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. Subject to contractual restrictions, there is no guarantee that unitholders will receive quarterly distributions from us as our cash distribution policy is subject to certain restrictions and may be changed or eliminated at any time. In addition, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.

We have derived, and believe we will continue to derive, all of our revenues from a limited number of charterers, such as Gazprom, Equinor and Yamal. For the year ended December 31, 2021, during which we derived our operating revenues from three charterers, Gazprom accounted for 45%, Yamal accounted for 39% and Equinor accounted for 16% of our total revenues. All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas, COVID-19 and other epidemics and pandemic, events in Russia and Ukraine or any resulting sanctions that may be imposed and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to pay any distributions, including reduced distributions, to our unitholders.

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

Furthermore, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine or the resulting sanctions, which could adversely affect their ability to perform. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates and may not be acceptable by our lenders.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition.  Any of these factors may decrease our revenue and cash flows.  Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to our unitholders and result in an event of default under our debt agreements.

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

The Clean Energy completed its scheduled dry-docking, as well as the installation of the BWTS in April 2022. The Ob River and the Amur River are scheduled to be dry-docked and have the BWTS installed within 2022.

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

Since the beginning of calendar year 2020, the COVID-19 pandemic has negatively affected economic conditions, the supply chain, the labor market, the demand for shipping regionally as well as globally and may continue to impact our operations and the operations of our customers and suppliers. The COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for LNG carriers may deteriorate further and our operations and cash flows may be negatively impacted. The extent of COVID-19's impact on our financial and operational results, which could be material, will depend on the length of time that the pandemic continues and whether subsequent waves of the infection happen. Uncertainties regarding the economic impact of the COVID-19 pandemic are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments approved large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to sustain the business and financial condition of companies in the shipping industry.

At this stage, we have experienced some logistical challenges across our fleet. However, as of December 31, 2021, we have not experienced any material negative financial impacts to our results of operations or financial position as a result of COVID-19. Effects of the current pandemic have or may include, among others:

•	deterioration of economic conditions and activity and of demand for shipping;
•	operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing);
•	potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions;
•	reduced cash flow and financial condition, including potential liquidity constraints;
•	credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital, including to finance our existing debt obligations;
•	potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•	potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants;
4

•	potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities;
•	due to quarantine restrictions placed on persons and additional procedures using commercial aviation and other forms of public transportation, our crew has had difficulty embarking and disembarking on our ships. Although the restrictions have on certain cases delayed crew embarking and disembarking on our ships, they have not far functionally affected our ability to crew out vessels;
•	international transportation of personnel could be limited or otherwise disrupted. In particular, our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfilment. Any such disruptions could impact the cost of rotating our crew, and possibly impact our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts, which local experts may vary in skill and are difficult to supervise remotely for work we ordinarily address in-house; and
•	potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners.

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

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay distributions.

The failure to consummate or integrate acquisitions that we undertake in a timely and cost-effective manner, or at all, could have an adverse effect on our business, our plans for growth and our financial condition and results of operations.

Future acquisitions (if any) are dependent on, among other things, our continuing relationship with our Sponsor and other factors related to that relationship, many of which are beyond our control including our ability to (i) maintain a potential drop-down pipeline of existing or newbuild vessels from our Sponsor, (ii) obtain the required consents from lenders and charterers in connection with any potential acquisition of vessels from our Sponsor, and (iii) finance our business through equity and debt capital markets transactions at terms that are favorable to us, which is highly dependent on favorable market conditions. We currently have no rights to acquire any vessel assets that are owned by our Sponsor.

Though our stock price has recovered to some extent, in light of recent master limited partnership ("MLP") market volatility and the decrease in the value of our common units and preferred units, it may be more difficult for us to complete an accretive acquisition.

We believe that other acquisition opportunities with  parties that are related to our Sponsor and third-parties may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable at or after the time of such acquisition and may be cash flow negative or may not generate sufficient cash flow to justify the investment. In addition, any potential acquisition or investment opportunity may expose us to risks that may harm or have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions (reduced or at all) to our unitholders, including risks that we may:

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

Any future acquisitions could present a number of anticipated as well as unanticipated risks, including the risk of incorrect assumptions regarding the future results of acquired vessels or businesses or expected cost reductions or other synergies expected to be realized as a result of acquiring vessels or businesses, the risk of failing to successfully and timely integrate the operations or management of any acquired vessels or businesses and the risk of diverting management's attention from existing operations or other priorities. We may also be subject to additional costs and expenses related to compliance with various international or domestic laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions from our Sponsor, in a timely and cost-effective manner, or at all, our business, plans for future growth, financial condition, results of operations and cash available for distribution could be materially and adversely affected.

We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

 We have entered, and may enter in the future, into contracts, charters, newbuilding and conversion contracts with shipyards, debt agreements with financial institutions, our Sponsor and other counterparts, interest rate swaps,foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and work stoppages or other labor disturbances, including as a result of the ongoing COVID-19 pandemic.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  Furthermore, it is possible that third parties with whom we have financing arrangements or charter contracts may be impacted by events in Russia and Ukraine or any resulting sanctions that may be imposed which could adversely affect their ability to perform under such contracts. The Partnership has learned that, on April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024. To our knowledge, ATB is among several lenders to our $675 Million Credit Facility representing an approximately 3.6% lender participation. It is not yet known what impact ATB’s designation may have on our $675 Million Credit Facility or us and our operations, but such designation may, among other things, require us to repay the portion of the loan under our $675 Million Credit Facility owed to ATB, segregate payments due to be made to ATB, block (or otherwise facilitate blocking of) property or interests in property of ATB, modify the $675 Million Credit Facility, seek consent from the other lenders or authorization from U.S. regulators (including OFAC) so that the credit facility may be maintained in compliance with applicable sanctions and other laws, or otherwise subject us to other available remedies of the lenders under the $675 Million Credit Facility.

We currently have a limited number of lending arrangements and derive all our revenue and cash flow from a limited number of charterers and the loss of any of these lending counterparties, including in connection with the prepayment of any of our outstanding indebtedness, or our charterers could cause us to suffer losses or otherwise adversely affect our business.

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
7

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

We have secured an estimated contract backlog of $1.0 billion for the vessels in our Fleet as of the date of this annual report, $0.14 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following a dry-docking. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate, which is calculated based on the budget agreed at the inception of the contract, due to the yearly variations in the respective vessels' operating costs. Notwithstanding our current estimated contracted backlog, one of our principal objectives is to enter into additional multi-year time charters upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

•	size, age, technical specifications and condition of the ship;
8

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

Our vessels are employed with only three different charterers. Our existing and future charterers have and will likely have the right to terminate our current or future charters in certain circumstances, such as loss of the ship or damage to it beyond repair, defaults by us in our obligations under the charter, or off-hire beyond allowances contained in the charter agreement. In addition, two of our charterers, Gazprom and Yamal, trade primarily from LNG ports and to the best of our knowledge are owned or controlled by Russian entities. Due to the recent ongoing conflicts between Russia and the Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this report, numerous sanctions against Russia. The recent conflict between Russia and Ukraine is, however, still ongoing, which may result in the imposition of further economic sanctions in addition to the ones already announced by the United States, Europe, amongst other countries which could adversely affect our charterers and result to the early termination of our time charter contracts with Gazprom and Yamal.

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

Our indebtedness accrues interest based on LIBOR, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us. The counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We have not entered into any derivative instruments such as interest rate swaps since our IPO.

In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of other vessels from affiliated or unaffiliated third-parties.

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

Pursuant to the Omnibus Agreement with our Sponsor and our General Partner, our Sponsor and its affiliates (other than us, and our subsidiaries) generally have agreed, for the term of the Omnibus Agreement, not to acquire, own, operate or contract for any LNG carriers acquired or placed under contracts with an initial term of four or more years. The Omnibus Agreement, however, contains significant exceptions that may allow our Sponsor or any of its affiliates to compete with us in certain circumstances, which could harm our business. For example, our Sponsor and its affiliates, subject to the restrictions contained in the Omnibus Agreement, could own and operate LNG carriers under charters of four years or more that may compete with our vessels if we do not acquire such vessels when they are offered to us pursuant to the terms of the Omnibus Agreement.  See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

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

Our Manager, which is wholly-owned by Mr. Georgios Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to a Master Agreement (as defined in "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management"). We currently pay our Manager a fee of $2,833 per day for each vessel for providing our vessel owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $7.7 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2021.The management fee increases by 3% annually unless otherwise agreed, between us, with approval of our Conflicts Committee, and our Manager. The management fees payable for the vessels may be further increased if our Manager has incurred material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee.

We have further entered into an executive services agreement, or the Executive Services Agreement, on March 21, 2014, with retroactive effect to the date of the closing of our IPO, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, which expired in November 2018 but was automatically renewed for a successive five year term (unless terminated earlier), payable in equal monthly installments. After the expiration of the firm period, the Executive Services Agreement will automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2021, we incurred approximately $0.6 million in connection with this agreement.

Pursuant to an administrative services agreement, or the Administrative Services Agreement, that we entered into on December 30, 2014 and with effect from the date of the closing of our IPO, our Manager also provides us with certain administrative and support services (including certain financial, accounting, reporting, secretarial and information technology services) for which we currently pay a monthly fee of $10,000, plus all related costs and expenses, payable in quarterly installments. As of December 31, 2021, we incurred $0.1 million in connection with this agreement.

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

Our current time charters and our $675 Million Credit Facility prevent us from changing our Manager.

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

Pursuant to the Omnibus Agreement entered into among us, our Sponsor and our General Partner, we continue to have the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect.  To the extent we seek and are unable to successfully negotiate acquisitions of LNG vessels from our Sponsor or other third parties, we may seek to expand into other sectors of the shipping industry.

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

A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing vessel utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the current global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including, without limitation:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;
•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;
•	changes in governmental and maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•	environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels;
•	any significant explosion, spill or other incident involving an LNG facility or carrier;
•	infrastructure constraints, including but not limited to, delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;
•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;
•	concerns regarding pandemics, such as the COVID-19 outbreak, other diseases and viruses, safety and terrorism;
•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;
19

•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or
•	negative global or regional economic or political conditions, including the economic downturn caused by the spread of the novel COVID-19 virus, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

According to Drewry Shipping Consultants Ltd., or Drewry, LNG trade has increased during 2016 and 2021. While India and China were main drivers of LNG trade during 2016-18, Europe played a dominant role in 2019. China's LNG import growth rate declined 14.8% year over year to 61.9 million tons in 2019. Previously, China's LNG import grew 46.1% year over year in 2017 and 41.1% in 2018. In 2019, France's LNG imports more than doubled to 16 million tons, compared to 2018. Spain's LNG imports grew 61.0% year over year in 2019 to 16.1 million tons. In 2019, LNG trade grew by 11.5% year over year to 349 million tons. However, demand from the key Asian importers, Japan and South Korea declined in 2019 as a change in priorities has marked a shift back to nuclear energy and increased focus on renewables. In 2020, the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade as many economies imposed lockdown. Global LNG trade grew at only 0.7% year over year in 2020 compared to 13.3% year over year in 2019 and 7.8% year over year in 2018. Following slump in LNG demand in Asian countries, many U.S. cargos were cancelled. Global LNG trade grew 6.5% year over year in 2021 mainly driven by recovery in global economy and higher LNG demand. LNG demand has risen in 2021 due to a prolonged winter season wiping out storage and increased LNG use for power generation amid emission reduction targets.

Volatile natural gas and oil prices may adversely affect our growth prospects and results of operations.

Natural gas prices are volatile in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

•	price and availability of crude oil and petroleum products;
•	worldwide and regional supply of, demand for and price of natural gas;
•	the costs of exploration, development, production, transportation and distribution of natural gas;
•	expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;
•	the level of worldwide LNG production and exports;
•	government laws and regulations, including but not limited to environmental protection laws and regulations;
•	local and international political, economic and weather conditions, including an economic downturn caused by the spread of the novel COVID-19 virus;
•	political and military conflicts including the conflicts between Russia and Ukraine; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries as well as alternate sources of primary energy such as renewables.
•	due in part to COVID-19 outbreak as well as actions by OPEC members and other oil producing countries, energy prices declined significantly during 2020. If the energy price environment remains low for a prolonged period of time, this could materially and adversely affect our business. In April 2020, oil, natural gas and LNG prices reached their lowest levels since 2002. Although energy prices recovered in the last quarter of 2020 from such lows, demand for energy remains below levels before the pandemic. LNG prices rose in 2021 on account of robust LNG demand from Europe. A continuation of current low natural gas and LNG prices could negatively affect us in a number of ways, including the following a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
•	low oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;
•	high oil prices negatively affecting the competitiveness of natural gas to the extent that natural gas prices are benchmarked to the price of crude oil;
•	low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;
•	lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;
•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;
•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact our compliance with the covenants in our loan agreements.

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

According to Drewry, during the period from 2011 to February 2022, the global fleet of LNG carriers grew from 360 to 650 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolitions. Only 32 LNG carriers, representing 4.9% of the LNG vessels currently in service, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating, according to Drewry.

Although the global newbuilding orderbook dropped sharply in 2008, 2009 and 2010, ordering activity increased in 2011 and 2012 in light of Fukushima nuclear disaster. According to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and 34 in 2012. In 2013 and 2014 ordering activity remained firm and a total of 100 newbuild orders were placed. New orders declined in 2015 to 32, followed by only 7 new orders placed in 2016. In 2017, 14 new LNG orders were placed, however; in 2018 low newbuilding prices and high charter rates attracted investment in the LNG market and 76 LNG carriers (which includes LNG bunkering and small scale LNG carriers) were ordered during the year. Strong new order momentum continued in 2019 with 61 LNG carriers ordered in 2019. In 2020, 55 LNG vessels were ordered. Qatari LNG newbuild berth reservation and quicker than expected recovery in LNG trade prompted companies to secure new vessels before newbuilding prices strengthen. As of February 28, 2022, the newbuilding orderbook consisted of vessels with a combined capacity of 31.7 million cbm, equivalent to 32.6% of the current global LNG carrier fleet capacity, according to Drewry. The delivery of these newbuildings will be spread out between 2022 and 2026.

According to Drewry, as of February 28, 2022, there were 52 LNG carriers in the size range of 149,000-155,000 cbm in the LNG trading fleet, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment on orderbook, which have moss spherical containment system.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have focused on the implications and social cost of their investments. Unitholder proposals submitted on environmental matters and, in particular, climate-related proposals have increased for the second consecutive year and those submitted environmental proposals that did go to a vote received greater shareholder support than previous years. The increased attention and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company's ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, cost related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

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

Our operating expenses and dry-dock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and may affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel are unpredictable and fluctuate based on events and factors outside our control, including geopolitical developments (such as the ongoing military conflict between Russia and the Ukraine), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, political instability, regional production patterns and environmental concerns. These events and factors may increase vessel operating and dry-docking costs further, which could materially and adversely affect our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

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

Our vessels and their respective cargoes are at risk of being damaged or lost because of events and factors that include but are not limited to:

•	marine disasters;
•	piracy;
•	environmental accidents and hazards;
•	weather;
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	human error; and
•	political unrest, war, including the recent conflicts between Russia and Ukraine, and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;
•	delays or failure in the delivery of cargo;
•	loss of revenues from or termination of charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	spills, pollution and the liability associated with the same;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.

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

Global financial markets and economic conditions have been, and continue to be, unstable and volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets experienced extreme volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue as the COVID-19 pandemic continues and as certain geopolitical events develop, such as the ongoing conflict between Russia and Ukraine. Such instability and volatility have negatively affected the general willingness of banks, other financial institutions and lenders to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.  These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing.  The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all.  Economic conditions may also adversely affect the market price of our common units.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any new investments in the Russian energy sector by U.S. persons, among other restrictions.

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

We rely on information technology systems and networks in our operations and the administration of our business. A successful cyber-attack could materially and adversely disrupt our business and operations, including the safety of our operations and systems, and the availability of our vessels and facilities or lead to unauthorized release of information or data or alteration of information or data in our systems, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. Compliance with emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy, security and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. Changes or increases in the nature of cyber or security-threats and/or changes to industry standards and regulations might require us to adopt additional or modified procedures for monitoring cybersecurity, which may require us to incur additional expenses and/or additional capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions or us, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO's Marine Environment Protection Committee (the “MEPC”) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

We continue to evaluate different options in complying with IMO and other rules and regulations. We expect that our fuel costs and fuel inventories will increase in 2022 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further there is a risk that if the fuel spread between high sulfur fuel oil ("HSFO") and very low sulfur fuel oil ("VLSFO") continues to shrink, and therefore the alternative cost related to scrubber investments may increase.

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

Maritime shipping will also be included in the Emission Trading Scheme (ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the NFRD prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

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

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Safety Management Code (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, or may invalidate existing insurance or decrease available insurance coverage for our affected vessels, and such failure may result in a denial of access to, or detention in, certain ports. The USCG and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code (the “ISPS Code”) and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasigovernmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Please see “Item 4. Information on the Partnership—B. Business Overview - Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our LNG vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966. In particular, IMO’s Marine Environmental Protection Committee ("MEPC") 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020 and may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect our business and financial results.

In addition, vessel classification societies and the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to recycle or sell certain vessels altogether.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements can also affect the resale value or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. For example, OPA affects all vessel owners shipping oil to, from or within the United States. Under OPA, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, which is unrelated to SFL, and the subsequent release of oil into the Gulf of Mexico, or other events, has resulted in increased, and may result in further, regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

Regulations relating to ballast water discharge which came into effect during September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. One of our vessels had on- board ballast water management system installed in April 2022, during the completion of its’ scheduled special survey, while all our vessels intend to have on-board ballast water management systems installed within their special surveys due in 2022 and 2023.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the, U.S. Environmental Protection Agency, or EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. By approximately 2022, the U.S. Coast Guard, or USCG, must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Please see "Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations."

Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay distributions, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of ongoing challenges, including trade tensions between the United States and China, Brexit, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries, and stabilizing growth in China, as well as the public health concerns stemming from the COVID-19 pandemic.

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

In addition, we may be affected, either directly or indirectly, by continuing political tension in Europe between Russia and the Ukraine following Russia's annexation of Crimea through our customers Gazprom and Yamal, which are both trading from Russia. The recent escalation of the conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. This conflict has disrupted supply chains and cause instability in the energy markets and the global economy, with effects on the LNG market, which has experienced volatility.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by U.S. persons, among other restrictions. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Please also see “Item 4.B. Business Overview--Geopolitical risk and impact on LNG shipping.”

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

Although no vessels operated by us called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities ("Sanctioned Jurisdictions") in violation of applicable sanctions or embargo laws during 2021, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that,  in the future our vessels may call on ports in Sanctioned Jurisdictions on charterers' instructions and/or without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common units could be adversely affected.

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

Additionally, although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2021, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may in the future be the subject of sanctions or embargo laws imposed by the U.S. or other applicable governmental bodies, including in response to events relating to Russia, Crimea and the Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions or embargo laws, we may suffer reputational harm and our results of operations may be adversely affected.

With respect to U.S. sanctions against Russia, the United States' Office of Foreign Assets Control (OFAC) administers a sectoral sanctions program, which targets specific industries or sectors of the Russian economy. Transactions with companies designated under the Sectoral Sanctions Identifications List ("SSI List") are not completely prohibited. Under OFAC's 50 percent rule, a company owned 50 percent or more, in the aggregate by an SSI-Listed entity will also be the subject of the same restrictions as the SSI-Listed entity. We have a chartering relationship with Yamal Trade Pte ("Yamal"), which may be indirectly owned 50 percent or more by an SSI-Listed entity under Directive 2 of Executive Order 13662. In addition, we have a chartering relationship with an entity that may be indirectly owned by Gazprom OAO ("Gazprom"), which is identified as an SSI-Listed entity under Directive 4 of Executive Order 13662, as well as restrictions imposed pursuant to Directive 3 of Executive Order 14024, and entities that are owned 50% or more by Gazprom may be subject to Directive 4 of Executive Order 13662 and/or Directive 3 of Executive Order 14024, as well. In addition, pursuant to Executive Order 14066, the U.S. has imposed restrictions on the import into the U.S. of certain energy products from the Russian Federation, as well as new investments in the energy sector of the Russian Federation. In the future, the U.S. may impose greater sanctions, including, but not limited to, by designating Yamal, Gazprom, or other counterparties to OFAC's Specially Designated Nationals and Blocked Persons List (the "SDN List").

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

The price of our common units has fluctuated in the past, has recently been volatile and may be volatile in the future.  The price of our common units has ranged from a price of between $2.63 and $4.10 over the last six months without any discernible announcements or developments by the Partnership or third parties to substantiate the movement of the price of our common units.  The price of our common units may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the ongoing outbreak of the novel COVID-19 virus has caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common units. The market price for our common units may be influenced by many factors, including the following:

•	investor reaction to our business strategy;
•	our continued compliance with the listing standards of NYSE;
•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	our ability or inability to raise additional capital and the terms on which we raise it;
•	declines in the market prices of stocks generally;
•	trading volume of our common units;
•	sales of our common units by us or our unitholders;
•	general economic, industry and market conditions;
•	an increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities; and
•	other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, including the recent conflict between Russia and Ukraine, public health issues including health epidemics or pandemics, such as the ongoing COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

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

As a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. We are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2021, we had total outstanding long-term debt of $567 million, consisting of amounts outstanding under our  fully drawn $675 Million Credit Facility (as defined below). In addition, we have the ability to borrow an additional $30 million under our interest free $30 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility. On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.

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

For example, our $675 Million Credit Facility requires the consent of our lenders to, among other things:

•	incur or guarantee indebtedness outside of our ordinary course of business;
•	sell, lease, transfer or otherwise dispose of our assets;
•	redeem, repurchase or otherwise reduce any of our equity or share capital;
•	declare or pay any distribution, charge, fee or distribution to our common unitholders (as described below);
•	change the approved Manager; and
•	vary the vessels’ time charters.

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

The $675 Million Credit Facility also requires us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times and also comply with the following financial covenants:

•	maintain cash and cash equivalents of not less than 8% of our total liabilities; and
•	maintain a consolidated leverage ratio of total liabilities to the aggregate market value of our total assets of no more than 0.7:1.0.

Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations, sanctions imposed against Russia, outbreaks of epidemic and pandemic of diseases, such as the ongoing COVID-19 pandemic, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements.

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
46

Our General Partner has limited its liability regarding our obligations.

Our General Partner has limited its liability under contractual arrangements so that the other party has recourse only to our assets and not against our General Partner or any affiliate of our General Partner, or any of their respective assets. The Partnership Agreement provides that any action taken by our General Partner to limit its or our liability is not a breach of our General Partner's fiduciary duties owed to common unitholders or a breach of our General Partner's contractual duty of good faith and fair dealing to holders of the Series A and Series B Preferred Units even if we could have obtained terms that are more favorable without the limitation on liability.

Neither our Partnership Agreement nor any other agreement requires our Sponsor to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Our Sponsor's directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of our Sponsor, which may be contrary to our interests.

Because certain of our officers and directors are also officers of our Sponsor and its affiliates, such directors have fiduciary duties to our Sponsor and its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor, or which are otherwise not in the best interests of us or our unitholders.

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

We believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2021, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see "Item 10. Additional Information—E. Taxation."

United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States unitholders.

A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of "passive income" or at least 50% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, we believe that we were not a PFIC in the year ended December 31, 2021 and do not expect to be a PFIC for any future taxable year. We have received an opinion of our United States counsel in support of this position that concludes that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our United States counsel that we expect that more than 25% of our gross income for the year ended December 31, 2021 and each future year will arise from such time-chartering activities or other income which does not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such non passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our United States counsel for purposes of their opinion, our United States counsel is of the opinion that we should not be a PFIC for the year ended December 31, 2021 year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our United States counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

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

On July 2, 2020, we entered into a sales agreement, or the Original Agreement, with Virtu Americas LLC, as sales agent, for the offer and sale, from time to time, of up to an aggregate of $30.0 million of our common units representing limited partnership interests under an "at-the-market" offering program. In August 2020, we entered into an amended and restated ATM Sales Agreement with Virtu Americas LLC and DNB Markets, Inc., or the A&R Sales Agreement, for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million, or the Current ATM Program. Upon entry into the A&R Sales Agreement, we terminated the prior at-the-market program established in July of 2020 pursuant to the Original Agreement, or the Prior ATM Program. At the time of such termination, we had issued and sold 122,580 common units resulting in net proceeds of $0.3 million, under the Original Agreement. As of the date of this annual report, we have issued and sold 1,189,667 common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement.

As of the date of this annual report, we have outstanding 36,802,247 common units, 35,526 general partner units, 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units and 2,200,000 Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units or the Series B Preferred Units. Our Sponsor currently beneficially owns approximately 42.4% of the equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units or Series B Preferred Units. Our common units, our Series A Preferred Units and our Series B Preferred Units trade on the New York Stock Exchange, or NYSE, under the symbols "DLNG", "DLNG PR A" and "DLNG PR B", respectively.

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

Since our IPO in November 2013, we have been a growth-oriented limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels at the end of 2015.  However, as a result of the significant challenges facing the listed midstream energy MLP industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging.   All of the vessels in our Fleet are currently contracted on time charters with international energy companies, including Gazprom, Equinor and Yamal, which we expect to provide us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates.

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

Our Fleet

As of April 29, 2022, we owned and operated a fleet of six LNG carriers, consisting of the three modern steam turbine LNG carriers in our Initial Fleet, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three modern tri-fuel diesel electric (TFDE) propulsion technology Ice Class LNG carriers that we additionally acquired from our Sponsor the Arctic Aurora, the Yenisei River, and the Lena River, which we collectively refer to as our "Fleet." As of April 29, 2022, the vessels in our Fleet had an average age of 11.7 years and are contracted under multi-year charters with an average remaining charter term of approximately 6.8 years. All of the vessels in our Fleet vessels are currently employed on multi-year time charters with international energy companies such as Gazprom, Equinor and Yamal.

Since the end of the first fiscal year following our IPO, which occurred in November 2013 and as of the date of this annual report, we have increased the total capacity of the vessels in our Fleet by approximately 104% and as of the date of this annual report, the estimated contracted revenue backlog of our Fleet was approximately $1.0 billion, $0.14 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The variable hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following the dry-dock. The actual amount of revenues earned in respect of such operating cost component of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels' operating costs.

The average remaining contract duration is approximately 6.8 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day.  Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. Georgios Prokopiou. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

All of the vessels in our Fleet other than the Clean Energy have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, equivalent to ARC4 of the Russian Maritime Register of Shipping Rules, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, as of February 28, 2022, only 32 LNG carriers, representing 4.9% of the LNG vessels in the global LNG fleet, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating. Moreover, in 2012, we were the first company in the world to operate LNG carriers on the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, and continue to be one of a limited number of vessel operators to currently do so. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.

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

---------------------------------------------------------------------------------------------------------------------------

According to Drewry, as of February 28, 2022, there were only 52 LNG carriers in the worldwide LNG trading fleet, including the six vessels in our Fleet, in the size range of 149,000-155,000 cbm, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment in the order book, which have a moss spherical containment system, a well-established spherical containment system designed in Norway and that have been in use for over 49 years. The following table sets forth additional information about our Fleet as of the date of this annual report:

Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Estimated Earliest Charter Expiration	Latest Charter Expiration	Estimated Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	Gazprom	March 2026	April 2026	n/a
Ob River	2007	149,700	Yes	Steam	Gazprom	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	July 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE *	Equinor	September 2023	October 2023(1)	n/a
Yenisei River	2013	155,000	Yes	TFDE *	Yamal	Q4 2033	Q2 2034	Q2 2049(2)
Lena River	2013	155,000	Yes	TFDE *	Yamal	Q2 2034	Q3 2034	Q4 2049(3)

* As used in this annual report, "TFDE" refers to tri-fuel diesel electric propulsion system.

(1)	In April 2021, we entered into a new time charter party agreement with Equinor for the employment of Arctic Aurora, with an initial contract term of two years + 45 days. Under the new time charter agreement, the Arctic Aurora was delivered to Equinor on September 15, 2021. This charter is in direct continuation of the vessel's previous charter with Equinor, which means that this new charter commenced immediately following the prior charter.
(2)	On August 14, 2018, the Yenisei River was delivered early to Yamal immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, pursuant to an addendum to the charter party with Yamal under which we agreed to extend the firm charter period from 15 years to 15 years plus 180 days. The charter contract for the Yenisei River with Yamal in the Yamal LNG Project has an initial term of 15.5 years, which may be extended at Charterers' option by three consecutive periods of five years.
(3)	On July 1, 2019, the Lena River commenced employment under its long term charter with Yamal. The charter contract for the Lena River with Yamal in the Yamal LNG Project has an initial term of 15 years, which may be extended at Charterers' option by three consecutive periods of five years.

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

In April 2021, we entered into a new time charter party agreement with Equinor for the employment of Arctic Aurora, with an initial contract term of two years + 45 days. Under the new time charter agreement, the Arctic Aurora was delivered to Equinor on September 15, 2021. This charter is in direct continuation of the vessel's previous charter with Equinor, which means that this new charter commenced immediately following the prior charter.

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

Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of April 29, 2022 we had estimated contracted revenue backlog of approximately $1.0 billion, $0.14 billion of which relates to the operating expenses and estimated portion of the hire contained in certain time charter contracts with Yamal, subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels' operating costs, notwithstanding our current estimated contracted backlog. The average remaining contract duration is approximately 6.8 years.

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

In both 2021 and 2020 we earned 84% of our revenues from Gazprom and Yamal, both of which primarily trade from Russian LNG ports. Due to the recent conflicts between Russia and the Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this report, numerous sanctions against Russia. However, to date, such sanctions have not expressly prohibited LNG shipping and have not had any adverse effects to the Partnership’s time charter contracts. The recent conflict between Russia and Ukraine is, however, still ongoing, which may result in the imposition of further economic sanctions in addition to the ones already announced by the United States, Europe, amongst other countries which could adversely affect our charterers and our future revenues from our time charter contracts with Gazprom and Yamal.

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

Overview of Natural Gas Market

Natural gas is one of the key sources of global energy, including oil, coal, hydroelectricity, solar, wind, and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas' share of the total global primary energy consumption has risen from 18.1% in 1970 to 24.9% in 2021.

Natural Gas Share of Primary Energy Consumption: 1970-20211

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

Natural gas is primarily used for power generation and heating. According to BP Statistical Review of World Energy - June 2021, worldwide natural gas reserves are estimated at 188.1 trillion cubic meters (cbm), which is enough for nearly 49 years of supply at current rates of consumption. During 2011-2021, natural gas consumption rose 2.0% per annum, with growth of 3.6% per annum in each of the Middle East, Africa and Asia-Pacific, followed by 2.6% per annum in North-America. After declining 2.1% in 2020, global natural gas consumption surged 3.7% in 2021 mainly driven by the sharp recovery in global economy.

In the last decade, a large part of the growth in natural gas consumption has been accounted for by Asia-Pacific, the Middle East and Africa regions, where gas consumption has increased nearly 1.4 times between 2011 and 2021.

World Natural Gas Consumption: 1970-20211

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

World Natural Gas Production: 1970-20211

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

As a result of these developments, the North American gas market is moving in a different cycle from that of the rest of the world, and there is a price differential with other markets as indicated in the chart below. Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, the interest in exporting LNG from the U.S. has grown and a number of new liquefaction plants have come up in the last few years. LNG prices surged in both Asia and Europe in the latter part of 2021 on account of high LNG demand from Europe. However, this price differential has reduced substantially since 2014 due to a sharp drop in LNG prices in the international market which has led to delay in some new planned facilities. In the latter part of 2018, the price of natural gas in key Asian market such as Japan, South Korea and Taiwan increased due to firm winter demand, whereas LNG prices in China softened in December 2018 due to high cargo availability and low demand. While high restocking activity in the third quarter of 2018 kept China's winter LNG imports stable, LNG prices failed to improve despite increased seasonal consumption. In 2019, LNG prices declined on account of high inventory in Europe and Asia, mild winter across the northern hemisphere, and slowing momentum of China's LNG demand. China's LNG demand faltered in 2019 due to lower economic growth and slower pace of the switch from coal to LNG. However, LNG prices surged in December 2020 and January 2021 in Asian countries on account of harsher-than-expected winter, but have since softened as the winter-led heating demand receded. Low wind energy production, reduced Russian pipeline supply along with weak LNG imports drove European LNG prices higher in 2021, while robust demand and competition with Europe led Asian spot prices to increase.

Natural Gas Prices: 2010-January 2022

(U.S. $ per MMBtu)

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

Source: Drewry

LNG Supply

Globally, 115.7 million tons of new LNG production capacity is under construction, 203.5 million tons of new LNG production capacity is planned, and 625.4 million tons of speculative LNG production capacity is under consideration, for which no confirmed plans exist.

World LNG Production Capacity – February 2022

(Million Tons per Annum)

Source: Drewry

As such, LNG production capacity will expand significantly as several new production facilities are now under construction and due on stream in the next few years. Generally, every additional one million ton of LNG productive capacity creates demand for up to two standard modern LNG carriers.

In the last decade, more countries entered the LNG export market. In December 2021, there were 20 producers and exporters of LNG compared with 19 in 2010. World trade in LNG has risen from 217.3 million tons in 2010 to an estimated 379.9 million tons in 2021.

LNG Exports: 2010-20211

(Million Tons)

Exporters	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021e	% Change 20-21
ALG	14.1	12.5	10.5	10.9	12.6	11.8	11.6	12.3	12.0	12.2	10.9	10.5	-3.7%
USA#	1.2	1.5	0.5	0.1	0.3	0.6	3.2	12.2	18.5	33.8	50.8	74.0	45.8%
LIB	0.0	0.1	-	-	-	-	-	-		0.0	0.0	0.0	n.a.
BRU	6.4	6.9	6.6	6.9	6.0	6.4	6.0	6.9	6.8	6.4	6.3	5.3	-16.2%
UAE	5.8	5.8	5.5	5.4	5.8	5.6	5.4	5.6	5.8	5.8	5.0	5.7	14.3%
INO	22.9	21.3	17.5	16.4	15.8	16.0	15.5	18.7	18.0	15.5	13.7	11.8	-13.9%
MAL	22.3	24.3	23.2	24.7	24.8	24.9	23.4	26.9	24.3	26.2	23.0	22.9	-0.6%
AUS	18.5	18.9	20.5	22.1	23.1	29.0	41.5	55.6	67.8	75.4	77.9	82.9	6.5%
QAT	55.3	74.9	76.7	77.0	75.5	77.6	76.2	77.5	78.0	77.8	76.9	79.7	3.6%
TNT	15.1	13.8	13.7	14.4	14.1	12.4	10.4	10.2	10.1	12.5	11.9	6.7	-43.7%
NIG	17.4	18.9	19.9	16.3	18.5	20.1	17.3	20.3	20.0	20.8	18.9	18.0	-4.6%
OMA	8.4	8.0	8.2	8.4	7.8	7.4	7.8	8.2	8.0	10.3	8.5	9.8	15.2%
EGY	7.1	6.3	4.9	2.7	0.3	-	0.5	0.8	0.8	3.5	3.4	4.2	23.5%
EQG	3.8	3.8	3.5	3.7	3.7	3.6	3.2	3.9	3.8	2.8	2.6	2.7	3.8%
NOR	3.4	2.9	3.3	2.8	3.9	4.4	4.6	3.9	3.9	4.7	3.3	0.1	-97.0%
RUS	9.8	10.5	10.8	10.4	10.6	10.6	10.2	11.5	16.2	29.3	30.8	30.6	-0.7%
YMN	4.0	6.5	5.2	7.0	6.5	1.4	-	-		0.0	0.0	0.0	n.a.
PER	1.3	3.7	3.9	4.1	4.2	3.6	4.0	3.7	3.8	3.8	3.6	2.9	-19.4%
FRA							1.1	1.1	1.0	0.0	0.0	0.0	n.a.
BEL#	0.4	0.4	0.3	1.1	1.1	0.9	-	0.0	0.0	0.0	0.0	0.0	n.a.
ESP#	-	0.5	1.2	2.1	3.8	2.3	0.1	0.0	0.0	0.0	0.0	0.0	n.a.
Papua	-	-	-	-	3.4	7.1	7.6	8.1	8.0	8.2	8.2	8.1	-0.6%
Others##	-	-	0.7	0.9	1.5	1.4	3.2	3.2	6.2	5.7	1.7	4.0	135.3%
Total	217.3	241.5	236.9	237.5	243.3	247.4	253.0	290.7	313.0	354.7	357.3	379.9	6.3%

# Include re-exports

## Includes re-exports from Brazil, France, Portugal, South Korea, Japan and Greece

(1) Provisional estimate

Source: BP statistical review, Drewry

Major LNG exporting regions have undergone significant transition in the last ten years, with the market share of Indonesia and Malaysia having sharply declined. Australia surpassed Qatar as the largest LNG producer and exporter in 2020. Australia's LNG exports constituted 21.8% of the global LNG exports in 2021. Qatar is now the world's second largest producer and exporter of LNG, accounting for close to 21.0% of the global LNG export in 2021. Qatar took FID on its mega North Field Expansion (NFE) Phase 1 (32 mtpa) project, which is expected to start operations by the fourth quarter of 2025. The FID on Phase 2 of the project, adding 16 mtpa is also anticipated to be accelerated to 2022-23. With these two projects, the country aims to add 49 mtpa of liquefaction capacity, taking its total to 126 mtpa from 77 mtpa at the end of 2021. It also plans to boost its carbon capture capacity from the current 2mtpa, making headways into the carbon-neutral LNG market.

U.S. LNG exports have ramped up significantly in the last five years, increasing from 3.2 million tons in 2016 to 74.0 million tons in 2021. The country's LNG exports have mainly benefited from the new liquefaction terminals coming on stream. Major LNG terminals coming on stream in the last few years include Sabine Pass, Dominion Energy Cove Point, Cameron LNG, Freeport LNG, Cheniere's Corpus Christi terminal second train, and five of 10 small trains of Kinder Morgan Inc.'s Elba Island facility. In 2020, a total of 32.5 million tons of LNG liquefaction capacity were added in the U.S. (Cameroon LNG, Elba Island, and Freeport LNG), leading to a surge in U.S. LNG exports in 2021 compared to 2020. As of December 2021, LNG export terminals with an aggregate capacity of 31.2 million tons per annum are under construction in the US.

Sakhalin 2, the first LNG project in Russia which started in 2009 (11 mtpa), is the main export contributor apart from the recent Yamal project. In the fourth quarter of 2017, Russia started the first phase of the Yamal LNG project and commenced its first phase of production with a nameplate capacity of 5.5 million tons. The second and third train of the project came online in July 2018 and November 2018 respectively. The third train of the project commenced operations a year ahead of schedule and the project has added an aggregate capacity of 16.5 million tons to the global LNG production. In 2019, Russia added 0.7 mtpa of capacity and the country's LNG exports surged 32.1 percent to 21.4 million tons with Yamal LNG project ramping up to full capacity.

  LNG Demand

In tandem with the growth in the number of LNG suppliers, there has been a corresponding increase in the number of importers. In 2010, there were 34 countries importing LNG and by December 2022, the number increased to 43.

LNG imports by country between 2010 and 2021 are shown in the table below. Despite an increase in the number of importers, Japan, South Korea, and China provide the backbone of LNG trade, collectively accounting for 53% of the total LNG imports as of the end of 2021. China's LNG imports surged in 2017 and surpassed South Korea's to become the second biggest LNG importing nation. There has also been strong growth of LNG imports by India, Taiwan and Spain due to increasing demand from the power sector in those countries and their respective government's focus on the use of natural gas as a source of energy to reduce air pollution caused by conventional sources of energy.

China's LNG imports commenced in 2006 and have since grown exponentially from 0.7 million tons in 2006 to 79.8 million tons in 2021. The country's LNG imports expanded by a whopping 41% year on year in 2018 as it took steps to shift from coal to natural gas for heating households during the winter because of the government's policy to increase the share of natural gas in the overall energy demand. After showing strong growth momentum in 2017 and 2018, China's LNG imports growth rate has slowed down in the last two years. The country’s LNG imports grew 14.8% year-over-year to 61.9 million tons in 2019 and 10.1% year-over-year in 2020. The pandemic-induced demand slump adversely affected Chinese LNG demand in 1H20 with major Chinese LNG importers declaring force majeure. Chinese LNG demand surged in 2021 buoyed by a recovering economy, low inventories and the start of additional regasification capacities.

China's coal to natural gas switch is driven by the country's intent to reduce pollution. China's use of natural gas as a share of the country’s overall energy demand increased from 5.5% to 8.2% during the country’s 13th Five Year Plan and the share of coal declined from 64% in 2015 to 56.6% in 2020. Under the 14th Five-Year Plan, China plans to formulate an action plan for peaking carbon emission before 2030 and anchor efforts to achieve carbon neutrality by 2060. China's increased emphasis on LNG as a source of energy is the result of its capital, Beijing's, aim to cut the country's greenhouse gas emissions, per unit of GDP, by 60-65 percent between 2005 and 2030. China’s plans to achieve carbon neutrality is expected to accelerate its switch from coal to gas and aid LNG demand.

LNG Imports by Country 2010-20211

(Million Tons)

Importer	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021e
Argentina	1.3	3.2	3.4	4.7	4.8	4.3	3.8	3.4	3.0	1.2	1.4	2.6
Belgium	4.7	4.8	3.1	1.6	2.1	2.8	2.1	0.9	1.6	5.1	5.9	4.0
Brazil	2.0	0.8	2.5	4.1	5.8	5.2	2.2	1.6	2.0	2.3	2.4	7.4
Canada	1.5	2.4	1.3	0.8	0.6	0.5	0.2	0.3	0.4	0.4	0.6	0.5
Chile	2.2	2.8	3.0	3.0	2.8	3.1	3.1	3.3	3.6	2.5	2.7	3.4
China	9.3	12.1	14.6	18.3	19.8	19.1	26.2	38.2	53.9	61.7	68.9	79.8
Dom. Rep.	0.6	0.7	0.9	1.2	0.9	1.3	1.3	0.9	1.2	1.2	1.2	1.5
Egypt	-	-	-	-	-	2.8	0.6	6.2	2.5	0.1	0.0	0.0
France	10.2	10.6	7.5	6.4	5.4	4.8	7.0	7.4	7.8	15.6	13.1	13.3
Greece	0.9	0.9	0.7	0.5	0.4	0.3	0.0	1.3	1.5	2.1	2.2	1.6
India	8.9	12.5	15.0	12.8	13.8	15.9	16.5	18.7	22.3	23.4	26.6	23.9
Indonesia	-	-	0.7	1.0	1.6	2.0	2.0	2.6	2.0	3.7	2.8	2.6
Israel	-	-	-	0.4	0.3	0.4	0.0	0.5	0.0	0.6	0.6	0.2
Italy	6.6	6.4	5.2	3.7	3.5	4.3	4.1	6.0	5.6	9.8	9.1	7.1
Japan	68.2	78.1	86.7	87.0	88.0	86.2	83.3	83.6	82.9	76.9	74.4	74.3
Jordan	-	-	-	-	-	2.9	3.3	3.3	3.0	1.4	0.8	1.0
Kuwait	2.0	2.3	2.0	1.6	2.7	2.7	2.7	3.5	3.0	3.6	4.1	1.3
Lithuania	-	-	-	-	0.1	0.4	0.0	0.9	0.0	1.4	1.4	0.8
Malaysia	-	-	0.1	1.5	1.7	1.6	1.2	1.8	1.1	2.7	2.6	2.2
Mexico	4.2	3.0	3.5	5.7	6.8	5.2	4.3	4.8	4.2	4.9	1.9	0.7
Netherlands	-	0.6	0.6	0.6	0.4	0.4	1.1	0.8	1.0	5.8	5.3	5.2
Pakistan	-	-	-	-	-	1.1	2.9	4.6	6.0	8.1	7.4	8.3
Portugal	2.2	2.2	1.5	1.8	1.2	0.7	0.7	2.7	1.2	4.1	2.7	4.0
Puerto Rico	0.6	0.5	1.0	1.3	1.3	1.2	0.9	0.9	1.0	1.4	0.9	0.7
South Korea	32.4	36.0	35.9	39.6	37.3	31.9	32.1	37.8	44.0	40.1	40.8	46.1
Spain	20.1	17.6	14.7	10.9	11.5	9.5	9.6	12.1	10.0	15.7	15.1	16.3
Singapore	-	-	-	0.9	1.9	2.2	2.2	3.0	3.2	3.3	3.2	4.6
Taiwan	10.9	11.9	11.7	12.6	13.2	13.7	14.2	16.6	16.7	16.7	17.8	19.5
Thailand	-	0.7	1.0	1.5	1.4	2.6	3.1	3.8	4.4	5.0	5.6	6.7
Turkey	5.8	4.5	5.7	4.0	5.3	5.5	5.6	7.3	7.1	9.4	10.7	10.4
UAE	0.1	1.0	1.0	1.1	1.3	1.6	1.5	2.5	2.8	1.4	1.5	4.7
UK	13.6	18.5	10.0	6.8	6.1	9.4	7.7	4.9	6.6	13.6	13.5	11.3
USA	8.9	7.3	3.7	2.0	1.2	1.9	1.8	1.5	1.8	1.0	0.9	0.8
Africa							7.4
Others	-	-	-	-	-	-	3.4	2.8	5.6	9.0	8.1	12.8
World Total	217.3	241.5	236.9	237.4	243.3	247.3	258.3	290.3	313.0	354.7	356.1	379.3

* Includes Colombia, Jamaica and Poland

(1) Provisional estimate

 Further expansion of regasification and terminal import infrastructure will support the continued growth in Chinese LNG imports. China is not different from the U.S. in that China also has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies, creating demand for imported LNG. Monthly trends in LNG imports among Asian importers between January 2010 and February 2021 are shown in the chart below.

Asian LNG Imports: 2010-December 2021

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

International trade in natural gas has grown more than 26.7% between 2011 and 2021, with the volume of LNG trade currently being 1.6 times greater than 2011 levels and accounting for about 40% total natural gas trade. As a result, LNG has captured a growing share of international gas trade, primarily due to the diversification of consumers, flexibility among producers, cost-efficient transport and competitive gas prices.

World Natural Gas Trade 2010-20211

(Billion Cubic Meters)

(1) Provisional estimate

Source: Drewry

LNG Shipping Routes

Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2021, the principal trade routes for LNG shipping included Qatar to Europe (the United Kingdom, Italy and Spain), Qatar to Asia (India, Japan and South Korea), Australia to Asia (China, Japan and South Korea), Malaysia to Japan, U.S. to Europe, U.S. to Asia (South Korea and Japan), Russia to Asia (Japan, South Korea, Taiwan and China) and Russia to Europe (France, Netherland, United Kingdom and Spain). Additionally, with the increase in liquefaction projects in the U.S., more cargo is being exported from the U.S. to Europe and Asia.

One important result of the geographical shifts in LNG production and consumption is that demand for shipping services (expressed in terms of ton miles) has grown at a much faster rate than the underlying increases in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and the discharge ports on each voyage. During 2011-2021, demand for LNG shipping services, expressed in terms of ton miles, has increased at a compound average growth rate (CAGR) of 7.6%, compared with a 5.1% increase in the volume of cargo carried.

LNG Seaborne Trade 2010-20211

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

Ice Class LNG Fleet

The number of ships in the international LNG fleet with an ice class standard is very low. As of February 2022, there were only 32 LNG carriers with Ice Class 1A and Ice-Class 1A Super Standard in operation and 22 vessels on order.

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

Northern Sea Route

Hammerfest, Norway
Tobata, Japan
Northern Sea route - 6,800 miles
Alternate route - 12,000 miles

Source: Drewry

As a result, the NSR experienced strong growth in trade volumes between 2010 and 2020, illustrated in the table below. However, transit traffic on the NSR fell substantially in 2014 and 2015, with only 23 and 18 vessels passing through in the respective years. In 2016, cargo volumes rebounded, partly because construction materials for the Yamal LNG plant were handled at Port of Sabetta on the Yamal Peninsula. With Yamal LNG project coming on stream, transit cargo volume through Northern Sea Route (NSR) has increased more than three times between 2016 and 2019. In 2020, cargo transit volume through NSR doubled compared to 2019 on account of the sharp increase in the transport of iron ore concentrate. Cargo transit volumes increased 58.2% year over year in 2021 with iron ore and iron ore concentrate constituting the dominant cargo type.

Northern Sea Route — Transit traffic

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Number of Vessels	4	34	46	71	23	18	19	NA	NA	37	64	85
Total Cargo Volume (thousand tons)	111,000	820,789	1,261,545	1,355,897	274,000	39,586	214,513	194,000	491,000	697,277	1,281,010	2,021,000

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

Russia began production at the first train of the Yamal LNG project in December 2017, while the second and third train of the project began production in July 2018 and November 2018, respectively. The Yamal project (located in remote northern Russia, above the Arctic Circle) has capacity to produce 17.4 million tons of LNG (as of February 28, 2022). In December 2018, Yamal LNG offloaded its one hundredth LNG cargo since the beginning of the first train of the project in December 2017. Yamal LNG project attained full capacity in 2019 and Russia's LNG exports increased 32.1% in 2019 over the previous year. Drewry expects that increased Russian LNG exports will increase the demand for ice class vessels as the transportation from Yamal and under construction Arctic LNG1 project to Asian and European countries will require a specialized category of ice-breaker LNG carriers capable of taking the shorter Arctic route. However, the exit of some of the foreign energy and manufacturing partners from Russian projects following the Russia-Ukraine crisis may impact the progress on Arctic LNG2 and Arctic LNG3 project and consequently LNG ship demand related to these projects.

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

As of February 2022, the global shipping fleet comprises 287 LNG-capable vessels (i.e., non-LNG carriers) with another 423 vessels on the orderbook. The number of LNG-fueled vessels on the water is set to increase in coming years. 59 LNG-capable vessels aggregating 2.6 mdwt were delivered in 2021 and 121 vessels aggregating 8.7 mdwt will be delivered in 2022 (of which 21 vessels aggregating 2.2 mdwt have already been delivered). These promising numbers highlight the industry's rising inclination towards accepting LNG as a bunker fuel.

 IMO GHG strategy

The IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the announcement in 2018, the IMO plans to initiate measures to reduce CO2 emission intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements, energy-saving technology and encouraging shipowners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of the ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. Although the current macroeconomic environment is the main deterrent, IMO-related uncertainty is also a key factor preventing ship owners from placing new orders, as the vessels with conventional propulsion systems may have a high environmental compliance cost and possibly result in faster depreciation in asset values in the future. Some shipowners have decided to manage this risk by ordering LNG-fueled/methanol ships in order to comply with stricter regulations that may be announced in future.

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and are expected to come into force on November 1, 2022, with the requirements for Energy Efficiency Existing Ship Index (“EEXI”) and Carbon Intensity Indicator (“CII”) certification, effective January 1, 2023. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index baseline).

On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (“SEEMP”). A ship rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved. To reduce carbon intensity, shipowners can switch from fuel oil to alternative fuels such as LNG, methanol or LPG. There are some potential marine fuels such as ammonia and hydrogen, which have zero-carbon content. In the long term, ammonia may emerge as a cost-effective alternative fuel but in the short term, it seems unviable. Globally, there are several initiatives underway to facilitate adoption of ammonia as a marine fuel. Some of them have been listed below:

1.       MAN Energy Solutions aims to have two-stroke ammonia engines for large ships by 2024 and retrofit package for existing ships by 2025. Wärtsilä and the Korean shipbuilding company Samsung Heavy Industries have signed an agreement aimed at developing ammonia-fuelled vessels with 4-stroke auxiliary engines available for future newbuild projects. Wartsila anticipates having an engine concept capable of operating with 100 percent ammonia in 2023.

2.       The Global Centre for Maritime Decarbonisation, Singapore has been studying various aspects of ammonia bunkering and has aims of commercialising the developments by 2024.

3.       Castor Initiative is a group of engine maker, class society, shipyard, ammonia producer, shipowner, regulatory body, and port operator. It was formed in 2021. Recently, the members inked an MoU to build ammonia-powered VLCC by 2025 or 2026.

4.       There has been a growing consensus for implementing market-based measures to reduce the price gap between fuel oil and zero-carbon fuel. IMO has plans to discuss it further in future negotiations.

5.       The Class Society such as Korean Register, DNV, Lloyd’s Register, have been giving approval in principle for dual-fuel ammonia ships as well.

Other options for reducing carbon intensity include propeller upgrading/polishing, hull cleaning/coating and retrofitting vessels with the wind-assisted propulsion system. Reducing ship speeds also helps in complying with the regulations as it lowers fuel consumption, and it is easy to implement.

In addition to the IMO regulation, the EU has proposed a set of proposals including the EU Emissions Trading System and FuelEU Maritime Initiative. It lays down rules regarding GHG intensity of energy used on-board all ships arriving in the EU. It aims to reduce GHG emission by 26% by 2040 and 75% by 2050 compared to 2020 level. It also makes it obligatory for ships to use on-shore power supply or zero-emission technology in ports in the EU. These initiatives are applicable to 50% of the emission from voyages arriving at or departing from an EU port. All shipowners trading in the European waters will need to comply with these regulations.

The emission control regulations are likely to slow the speed of the vessels in next few years. Consequently, it will lead to a reduction in the supply of ships and therefore, in the short to medium-term, it will benefit shipowners with younger fleets as charter rates should potentially increase with lower supply of ships. In the long-term, the ships may switch to alternative low/zero carbon fuels to comply with emission regulations.

Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there has been several developments towards it such as Sea Cargo Charter, Poseidon Principles (for ship finance banks) and Poseidon Principles for Marine Insurance. In addition, there has been several industry led initiatives to facilitate movement towards low/zero-carbon shipping such as Getting to Zero Coalition, The Castor Initiative for Ammonia, Global Centre for Maritime Decarbonization and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

Alternative fuels for shipping

The IMO has a target to reduce GHG emissions by 50% in 2050. This can’t be achieved with the low sulfur fuel and so has encouraged innovation in alternative fuels. IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo. However, LNG is used as a fuel in LNG vessels and also in other vessels. Hydrogen and ammonia are in the initial stages of development as a marine fuel. LNG is expected to remain as a preferred alternative fuel in the near to medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet IMO 2050 decarbonization target and methane slips continue to be a heavily debated issue. Another drawback is that LNG propulsion requires an LNG capable engine which, would require additional capex and increased fuel storage space. Biofuel could emerge as a preferred alternative fuel because of its successful trials, especially considering that no major modification of engine is needed, and therefore, no significant additional capex is required.

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

Among the existing fleet, there are several different types of containment systems used on LNG carriers, but the two most popular systems are:

•	The Moss Rosenberg spherical system, which was designed in the 1970s and is used by a large portion of the existing LNG fleet. In this system, multiple self-supporting, spherical tanks are built independent of the carrier and arranged inside its hull.

•	The Gaz Transport membrane system, which is built inside the carrier and consists of insulation between the thin primary and secondary barriers. The membrane is designed to accommodate thermal expansion and contraction without overstressing the membrane

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

LNG Fleet

The cargo capacity of an LNG carrier is measured in cbm. As of February 28, 2022, the worldwide fleet totaled 650 ships with a combined capacity of 97.3 million cbm. The breakdown of the fleet by vessel size is shown below.

The LNG Fleet by Vessel Size: February 28, 2022

Size	No.	000 Cbm
0-17,999 cbm	37	235
18-49,999 cbm	23	579
50-74,999 cbm	4	278
75-124,999 cbm	3	255
125-149,999 cbm	186	26,159
150-199,999 cbm	352	59,422
200-219,999 cbm	31	6,608
220,000+ cbm	14	3,727
Total	650	97,265

Source: Drewry

The changes in LNG fleet supply are a function of deliveries of new ships from the orderbook and the removal of existing vessels through scrapping. The increases in seaborne LNG trade and ship demand over the last three years have resulted in rapid growth in the overall fleet size. LNG fleet capacity has expanded at a CAGR of 7.8% per annum between 2014 and 2021. High deliveries in the last three years have led to a sharp increase in LNG fleet in these years.

LNG Fleet: 2014-February 2022

Source: Drewry

Within the current worldwide fleet, there are only 69 vessels with ice class certification and these vessels account for close to 11.4% of the global LNG fleet. These ships are a niche part of the market and command a premium over the freight rates of non-ice class vessels.

The age profile of the existing fleet as of February 28, 2022, is shown below. The average age of all LNG carriers in service is 10.3 years, with lower fleet ages for comparatively bigger vessels and smaller vessels. Whereas, mid-sized vessels are relatively older.

LNG Fleet Age Profile: February 28, 2022

Size Range in CBM	Average Age (Years)
0-18,000	9.0
18-50,000	8.9
50-75,000	19.6
75-125,000	23.4
125-150,000	19.3
150-200,000	5.2
200-220,000	13.3
220,000+	12.6
Average Age -Total Fleet	10.3

Due to high-quality construction and in most cases, high-quality maintenance, LNG carriers tend to have longer trading lives than oil tankers. However, older ships may find it harder to find employment. Upcoming EEXI and CII regulations are expected to impact older steam turbine LNG vessels more than newer vessels of this type. The older vessels will need to reduce the speed. Ships built before 1990 will likely be replaced in the near future. Some of older tonnage may also get converted into FSRU. LNG fleet deliveries over last seven years are shown below.

LNG Fleet Delivery: 2014-February 2022

Source: Drewry, Note – YTD 2022 deliveries include deliveries between January and February 2022

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

Most end users of LNG are utility companies, power stations or petrochemical producers with operations that depend on reliable and uninterrupted deliveries of LNG. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages and time charters of four years or less have become a feature of the market in recent years. However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term "spot trade" refers to a single voyage, which is arranged at a short notice. In the LNG market, the term "spot trade" refers to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months. With changing global LNG market, the vessel owners are gradually increasing their exposure to spot trade. Earlier shipowners used to employ more than 85% of their fleet on long-term charters and 10 to 15% of the fleet used to operate in spot trade. However, short term LNG trade data for last ten years indicates that with increasing imports of China from the spot market and taking advantage of the rate spike in winters and other market imbalances, shipowners have increased the sport market exposure in the range of 30 to 40%.

Short-term LNG trade 2010-2021

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

Spot LNG shipping rates plummeted in the first quarter of 2020 as the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade and LNG spot prices. The outbreak forced several countries to go into lockdown, leading to decline in the world GDP and consequently weak LNG demand. Many LNG cargos were cancelled due to weak Asian LNG demand and high European gas inventories. However, LNG demand recovered in the latter half of 2020 as countries started easing the lockdown. LNG spot shipping freight rates started increasing from November 2020 on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. Higher Asian LNG demand supported spot LNG shipping rates in 2021. LNG shipping spot rates have declined since December 2021 as most LNG cargos are moving from the U.S. to Europe rather than to Asia. Asian LNG demand has been lacklustre on account of the relatively warm winter in 2021 and higher LNG inventory levels.

Spot rate for LNG ships January 2012 – February 2022

(U.S. $ per day)

Source: Baltic exchange, Drewry

Geopolitical risk and impact on LNG shipping

European LNG imports are expected to rise in the short term as European countries are expected to reduce Russian gas imports. Even though there are no sanctions on Russian gas as of the date of this annual report, European countries are expected to avoid Russian flows of gas and LNG. A prolonged conflict is expected to result in European countries moving away from Russian energy commodities. The EU sanctions on investments in Russian oil and gas sector is likely to impact the development of LNG liquefaction projects in the country while boosting potential for projects in the U.S. and Africa.

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

LNG Carrier Newbuilding Prices: 2010-February 2022

(End Period – U.S. $ Million)

Source: Drewry

Prices for larger sized LNG carriers of 210,000-220,000 cbm were around $215 million when they were first ordered in late 2004 and increased to $235 million in the summer of 2005.

Newbuilding prices reached an all-time high of $250 million around mid-2008, influenced by a number of factors including the declining dollar exchange rate, easy availability of finance, high steel prices, and tight shipbuilding capacity. However, newbuilding prices fell in the period between 2008 and 2011 due to a reduction in new orders. The newbuilding price for an LNG carrier increased marginally by 2% from $202 million in 2011 to $206 million in 2015, but dropped by 7.7% in 2016 due to weak freight rates and the resulting oversupply in the market. These prices continued to drop in 2017 before inching up by a marginal 1.4% on account of increased ordering activity in 2018 and thereafter 2.9% year over year to $189.3 million in 2019 with a demand for better technology LNG vessels and higher competition for slots at shipyard. Newbuilding orders surged in 2018 and 2019 due to positive outlook of high liquefaction capacity to be added in in coming years, which would have created demand for additional LNG vessels. Newbuilding prices declined in 2020 due to weak LNG prospects and lower new orders. Increase in Newbuilding prices increased in 2021 as a result of lower availability of LNG shipbuilding slots and inclusion of energy efficiency equipments.

Secondhand Prices

Sale and purchase transactions of LNG vessels are limited in number. The secondhand price of a five-year old 150,000cbm LNG vessel declined by 7.9% in 2016, 5.4% in 2017, and 5.1% in 2018. After falling between 2016 and 2018, secondhand vessel prices rose 1.5% year over year in 2019 on account of increase in newbuilding prices, rise in demand for MEGI and DFDE vessels with increase in spot trading and expectation of significant liquefaction capacity to be added in 2019. Secondhand LNG prices declined in 2020 in line with softer LNG spot rates for majority of the year. The increase in secondhand vessel prices in 2021 was mainly driven by strong prospects of LNG vessels and the increase in newbuilding prices.

LNG Carrier Secondhand Prices: January 2016 – February 2022

(Monthly – U.S. $ Million)

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

The Marine Environment Protection Committee, or "MEPC," adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMP"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.  MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI's "phase 3" requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index ("EEXI"), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator ("CII").  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil ("HFO") by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and are expected to enter into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems must be incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of future regulations is hard to predict at this time.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system.  In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply with and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility. Ships calling at U.S. ports hold a valid COFR coverage in accordance with the CFR requirements.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which is subject to public comment until February 7, 2022.

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

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called "SOx-Emission Control Area"). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content. On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the EU's carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new regulations are finalized, they could affect our operations.

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

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code. Procedures are outlined in the IT Systems and Cyber Security Manual included in our Company’s Management System while the Partnership holds an ISO 27001 certification as of February 11, 2020 for our in-house of IT services.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or "the Rules," which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., Lloyd's Register of Shipping and Bureau Veritas).

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

The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying audited consolidated financial statements and the related notes included in "Item 18. Financial Statements" of this annual report. Amounts relating to percentage variations in period—on—period comparisons shown in this section are derived from the actual numbers in our books and records. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. See "Item 3. Key Information—D. Risk Factors" and the section entitled "Forward-Looking Statements" at the beginning of this annual report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

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

Charter rates for LNG vessels started declining from 2013 as the supply increased more than the increase in demand. Global liquefaction capacity grew marginally with only Angola LNG plant becoming operational in 2013. The trend continued in 2014 to 2017 as additional tonnage negated the effect of new liquefaction plants coming online. The impact of excess vessel supply caused by the delivery of 28, 27, 28 and 24 vessels in 2014, 2015, 2016 and 2017 respectively showed on spot rates, which fell sharply. Low crude oil prices intensified the challenges in the LNG shipping market as it delayed the completion of liquefaction projects. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan a switch back to nuclear power. Towards the end of 2017, a surge in the Chinese LNG imports, due to a switch from coal to gas for heating purposes, helped the LNG freight rates recover sharply. In 2018, average spot LNG charter rates were more than double of 2017 mainly driven by the vessel shortage as Asian LNG imports surged. Spot charter rates declined in 2019 on account of decline in Chinese LNG import growth rate, higher LNG inventory levels in Europe and Asia and mild winter. Spot LNG shipping rates declined in 2020 as COVID-19 adversely impacted global LNG trade. Many U.S. LNG cargos were cancelled due to weak Asian LNG demand. However, spot LNG shipping rates increased from November on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. High Asian LNG demand supported spot LNG shipping rates in 2021. LNG shipping spot rates have declined since December 2021 as most LNG cargos are moving from the U.S. to Europe rather than to Asia on account of strong LNG demand in Europe.

The following table presents our selected historical consolidated financial and operational data as of and for each of the years in the five-year period ended December 31, 2021. The following financial data should be read in conjunction with the information presented in this item below. Our selected historical consolidated financial data have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Our selected historical consolidated financial information as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. Our selected historical consolidated financial information as of December 31, 2019, 2018 and 2017 and for the years ended December 31, 2018 and 2017 have been derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2021	2020	2019	2018	2017
STATEMENT OF INCOME	(In thousands of Dollars, except for units, per unit data and TCE rates)
Voyage revenues	$137,746	$137,165	$130,901	$127,135	$138,990
Voyage expenses- including related party (1)	(2,657)	(2,994)	(2,709)	(2,802)	(3,619)
Vessel operating expenses	(29,640)	(28,830)	(28,351)	(25,042)	(27,067)
General and administrative expenses- including related party	(3,105)	(2,528)	(2,708)	(2,209)	(1,686)
Management fees	(6,023)	(6,752)	(6,537)	(6,347)	(6,162)
Depreciation	(31,710)	(31,797)	(30,680)	(30,330)	(30,319)
Amortization of dry-docking and special survey costs	-	-	-	(7,422)	(6,193)
Operating income	$64,611	$64,264	$59,916	$52,983	$63,944
Interest income	-	221	2,331	1,051	203
Interest and finance costs	(21,420)	(27,058)	(58,591)	(50,490)	(46,281)
Gain/ Loss on Derivative Financial Instruments	10,104	(3,148)	-	-	-
Other income/ (loss), net	(35)	(227)	(43)	(69)	(527)
Net Income	$53,260	$34,052	$3,613	$3,613	$17,339

EARNINGS/(LOSS) PER UNIT (2) (basic and diluted):
Common Unit (basic and diluted)	$1.14	$0.63	$(0.22)	$(0.11)	$0.27
Weighted average number of units outstanding (basic and diluted):
Common units	36,504,120	35,546,823	35,490,000	35,490,000	34,545,740
Cash distributions declared and paid per common unit	$-	$-	$0.13	$1.17	$1.69

	Year Ended December 31,
	2021	2020	2019	2018	2017
BALANCE SHEET DATA:	(In thousands of Dollars, except for units, per unit data and TCE rates)
Total current assets	$51,167	$27,120	$18,172	$112,963	$70,404
Vessels, net	853,190	884,900	916,697	947,377	977,298
Total assets	965,481	965,837	989,187	1,063,436	1,054,319
Total current liabilities	64,928	62,845	64,635	272,742	22,898
Total long-term debt, including current portion, gross of deferred financing fees	567,000	615,000	663,000	722,800	727,600
Total partners' equity	381,484	336,493	313,707	326,485	318,318

CASH FLOW DATA:
Net cash provided by operating activities	$79,591	$68,603	$43,177	$42,994	$59,339
Net cash used in investing activities	-	-	-	(409	-
Net cash used in financing activities*	(57,555)	(59,830)	(86,888)	(132)	(74,470)
FLEET PERFORMANCE DATA:
Number of vessels at the end of the year	6	6	6	6	6
Average number of vessels in operation (3)	6.0	6.0	6.0	6.0	6.0
Average age of vessels in operation at end of year (years)	11.4	10.4	9.4	8.4	7.4
Available Days (4)	2,190.0	2,196.0	2,190.0	2,144.7	2,140.3
Fleet utilization (5)	100%	99.8%	98.5%	100%	98%
OTHER FINANCIAL DATA:
Time Charter Equivalent (in US dollars) (6)	$61,684	$61,098	$58,535	$57,972	$63,249
Adjusted EBITDA (6)	$97,009	$96,451	$90,357	$96,094	$107,545

*	Comparative amounts have been reclassified due to the current presentation of restricted cash following the adoption of ASU No. 2016-18-Statement of Cash Flows-Restricted Cash.
(1)	Voyage expenses include mainly commissions of 1.25% paid to our Manager.
(2)	In July 2020 and as amended and restated in August 2020, we entered into an ATM Sales Agreement for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. In August 2020, the Partnership terminated the above mentioned ATM Sales Agreement and entered into an amended and restated ATM Sales Agreement (the “A&R Sales Agreement”), for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. For more information on our current "at-the-market" offering program, please see "Item 4.—Information on The Partnership History and Development of The Partnership."
(3)	Represents the number of vessels that constituted our Fleet for the relevant year, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.
(4)	Available Days are the total number of calendar days that our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.
(5)	We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.
(6)	Non-GAAP Financial Information

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

	Year Ended December 31,
(In thousands of Dollars, except for TCE rate data)	2021	2020	2019	2018	2017
Voyage revenues	$137,746	$137,165	$130,901	$127,135	$138,990
Voyage expenses - including related party	$(2,657)	$(2,994)	$(2,709)	$(2,802)	$(3,619)
Time charter equivalent revenues	$135,089	$134,171	$128,192	$124,333	$135,371
Total Available Days	2,190.0	2,196.0	2,190.0	2,144.7	2,140.3
Time charter equivalent (TCE) rate	$61,684	$61,098	$58,535	$57,972	$63,249

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

Reconciliation of Net Income to Adjusted EBITDA

(In thousands of U.S. dollars)	2021	2020	2019	2018	2017
Reconciliation to Net Income
Net Income	$53,260	$34,052	$3,613	$3,613	$17,339
Net interest and finance costs (1)	11,316	29,985	56,260	49,439	46,078
Depreciation	31,710	31,797	30,680	30,330	30,319
Amortization of dry-docking and special survey costs	-	-	-	7,422	6,193
Amortization of fair value of acquired time charter	-	-	-	5,267	7,247
Amortization of deferred revenue	222	400	(377)	(45)	369
Amortization of deferred charges	501	217	181	68	-
Adjusted EBITDA	$97,009	$96,451	$90,357	$96,094	$107,545

(1) Includes interest and finance costs, net of interest income, and (gain)/ loss on derivative instruments, if any.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•	Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this annual report, all the vessels in our Fleet are employed under multi-year time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•	Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;

•	Operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily vessels’ dry-docking and maintenance costs, are paid, can cause our vessel operating expenses to increase;

•	The timely delivery of the vessels we may acquire in the future;

•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

•	The performance of our charterer's obligations under their charter agreements;

•	The effective and efficient technical management of the vessels under our Management Agreements;

•	Our ability to obtain acceptable debt financing to fund our capital commitments;
•	The supply and demand relationship for LNG shipping services;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;
•	Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;
•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense, our debt amortizations levels and the timing of required principal installments;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer's right for early termination of the charters under certain circumstances;
96

•	Performance of our counterparties, which are limited in number, including our charterer's ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.

The following table illustrates our ownership days, Available Days, Revenue Earning Days, Time Charter Equivalent (or TCE) rate, daily operating expenses and Fleet Utilization for the periods presented:

	Year Ended December 31,
(expressed in United states dollars except for operational data)	2021	2020	2019
Ownership days (4)	2,190.0	2,196.0	2,190.0
Available Days (1)	2,190.0	2,196.0	2,190.0
Revenue Earning Days (2)	2,190.0	2,190.7	2,156.3
Time Charter Equivalent (1)	$61,684	$61,098	$58,535
Daily operating expenses (3)	$13,534	$13,128	$12,946
Fleet Utilization (1)	100.0%	99.8%	98.5%

(1)	For these definitions see above.
(2)	Revenue Earning Days are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period.
(3)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Ownership Days for the relevant time period.
(4)	Ownership days are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

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

Vessel operating expenses are paid by the ship-owner under time charters and are recognized as expenses when incurred. We expect that vessel operating expenses will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance, industry and regulatory requirements and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase.

Dry-docking. We must periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we mandatorily dry-dock our vessels every 60 months until the vessel is 15 years old. If a vessel is less than 15 years old, an "in water survey in lieu of dry-dock" can take place in between the two special surveys, which statutorily must occur every five years. For vessels that are 15 years or older, dry-docking takes place every 30 months as required for the renewal of certifications required by classification societies, or, subject to special considerations, an "in water survey in lieu of dry-dock" can take place between the two special surveys. Special survey and dry-docking costs (consisting of direct costs, including shipyard costs, paints and class renewal expense, and peripheral costs, including spare parts, service engineer attendance) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. We expect that dry-docking and special survey costs will increase as our vessels age. The three steam turbine vessels in our Fleet completed their most recent scheduled special survey and dry-docking repairs in 2017. One of our steam turbine vessels, the Clean Energy completed its scheduled dry-docking, as well as the installation of the BWTS in April 2022. Our other two steam turbine vessels, the Ob River and the Amur River are scheduled to be dry-docked and have their BWTS installed within 2022. The latest scheduled special survey and dry-docking repairs for the three TDFE propulsion system vessels in our Fleet occurred in 2018 with the next ones due within 2023.

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

We review vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such indications are present, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, dry-docking expenditures, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations and are also consistent with the plans and forecasts that we use to conduct our business.

 The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and by estimating charter rates for the unfixed days over the estimated remaining economic life of each vessel. Estimates of the daily time charter equivalent for the unfixed days are based on a combination of the average of the trailing 10-year historical charter rates adjusted for expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. Expected outflows for scheduled vessel maintenance and vessel operating expenses are based on the Partnership’s budget by using historical data, which is adjusted annually with the assumption of an annual inflation rate of up to 3%. In developing the estimate for the effective fleet utilization, the Partnership takes into account the period(s) each vessel is expected to undergo its scheduled maintenance (dry-docking and special surveys) and each vessel’s loss of hire resulting from repositioning or other conditions.

The estimated salvage value of each vessel is $500 per lightweight ton, in accordance with our vessel depreciation policy. We use a probability-weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If the estimated future undiscounted cash flows of an asset exceed the asset's carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset's carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the recorded vessel impairment loss. Historically, there was no impairment loss recorded in any of the six vessels in our Fleet.

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

Using the framework for estimating future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2021 and 2020, for those operating vessels whose carrying values were above their respective market values. Our impairment analysis as of December 31, 2021 and 2020, indicated that the carrying amount of our vessels, was recoverable, and therefore concluded that no impairment charge was necessary.

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

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, at the time they are made, such assumptions are highly subjective and we can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel hire rates or vessel values, will be accurate. To minimize such subjectivity, our analysis for the year ended December 31, 2021, also involved sensitivity analysis to the model input we believe is most important, being the historical rates. In particular, in terms of our estimates for the charter rates for the unfixed period, we use the average of the trailing 10-year historical charter rates as of December 31, 2021. Although the trailing 10-year historical charter rates, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates would not decline by more than 40% for LNG carrier vessels and we would not be required to recognize impairment.

Depreciation on our LNG carriers is calculated using an estimated useful life of 35 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our LNG carriers takes into account design life, commercial considerations and regulatory restrictions. Vessel residual values are based on our estimation over our vessels sale price at the end of their useful life, being a product of a vessel's lightweight tonnage times an estimated scrap rate and the estimated resale price of certain equipment and material. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons.

 An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation and accelerating it into earlier periods.

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance, harsh ocean going and weather conditions, or poor quality of shipbuilding. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted to end at the date such regulations preclude such vessel’s further commercial use. Weak freight market rates result in owners scrapping more vessels and scrapping them earlier in their lives due to the unattractive returns.

An increase in the useful life of the vessel may occur as a result of superior vessel maintenance performed, favorable ocean going and weather conditions, superior quality of shipbuilding, or high freight market rates, which result in owners scrapping the vessels later in their lives due to the attractive cash flows.

Actual outcomes may differ from estimates. Such estimates are reviewed and updated at each reporting period.

The table set forth below indicates the carrying value of each of our vessels as of December 31, 2021 and 2020.

			Carrying Value (in millions of U.S. dollars) as of
Vessel	Capacity (cbm)	Year Built/ Purchased	December 31, 2021	December 31, 2020
Clean Energy	149,700	2007	$111.1	$115.8
Ob River	149,700	2007	111.4	116.1
Amur River	149,700	2008	120.2	125.1
Arctic Aurora	155,000	2014	168.5	174.2
Yenisei River	155,000	2014	158.1	163.5
Lena River	155,000	2015	183.9	190.2
TOTAL	914,100		$853.2	$884.9

As of December 31, 2021, the carrying amounts for three of the vessels in our Fleet were above the average of their values as assessed by third-party valuations and therefore we tested these three vessels for potential impairment.  In assessing the recoverability of our vessels' carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized. As of December 31, 2020, the carrying amounts for two of the vessels in our Fleet were above the average of their values as assessed by third-party valuations and therefore we tested these two vessels for potential impairment.  In assessing the recoverability of our vessels' carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized.  We refer you to the risk factor entitled "Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss" and the discussion herein under the heading "Item 3. Key Information—D. Risk Factors —Risks relating to our Partnership."

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

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values. Management estimates residual value of our vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT per LNG carrier, which represents our estimate of the market value of the ship at the end of its useful life. Useful economic live of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard.  A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. Up to September 30, 2019, we applied an average scrap rate of $0.685 per lightweight ton per LNG carrier and following a reassessment of the scrap rates effective from October 1, 2019, we reduced the average scrap rate estimate to $0.500 per lightweight ton per LNG carrier. The effect of the change in this estimate for the year ended December 31, 2021 was a decrease by $1.4 million in the net income and a decrease by $0.04 in the earnings per common unit. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Recent Accounting Pronouncements

For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this annual report.

Results of Operations

Year ended December 31, 2021 compared to the year ended December 31, 2020

Voyage Revenues.  Voyage revenues increased by $0.5 million, or 0.4%, to $137.7 in the year ended December 31, 2021, compared to $137.2 million for the year ended December 31, 2020. Excluding non cash items, voyage revenues increased by $0.4 million. This increase in cash revenues was primarily due to the higher revenues earned on:

i)	the Yenisei River and Lena River, which were attributable to the increase in the opex component of the daily hire in the year to December 31, 2021 compared to the prior year, as per the terms of the multi-year charter contract with Yamal and;
ii)	Arctic Aurora, which were attributable to the increase of the daily hire rate from August 2020 and onwards, as per the terms of the charter contract with Equinor.

The abovementioned increase was partially counterbalanced by lower revenues earned on the Amur River, which were attributable to the decrease of the daily hire rate from July 01, 2021 and onwards, as per the terms pf the charter contract with Gazprom.

Voyage Expenses—including related party.   In the year ended December 31, 2021, voyage expenses were $2.7 million, compared to $3.0 million for the year ended December 31, 2020, representing a decrease of $0.3 million or 10.0%. The decrease is primarily associated with the decreased bunkers expenses in the year to December 31, 2021 compared to the prior year.

Vessels' Operating Expenses.  Vessel operating expenses increased by 2.8%, or $0.8 million, to $29.6 million during the year ended December 31, 2021, from $28.8 million during the year ended December 31, 2020. Our daily operating expenses increased from $13,128 for the year ended December 31, 2020 to $13,534 for the year ended December 31, 2021. This increase is primarily associated with the increased technical maintenance and supply costs on certain of the Partnership's vessels for the year ended December 31, 2021.

General and administrative expenses—including related party.  General and administrative expenses increased by 24.0%, or $0.6 million, to $3.1 million during the year ended December 31, 2021, from $2.5 million during the year ended December 31, 2020. This increase of general and administrative expenses is mainly attributable to increased D&O insurance and consultancy expenses. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.

Management Fees. We incurred an aggregate of $6.0 million, or $2,750 per LNG carrier per day in management fees for the year ended December 31, 2021, compared to an aggregate of $6.8 million, or $3,075 per LNG carrier per day in management fees for the year ended December 31, 2020. The 11.8%, or $0.8 million, decrease in management fees is attributable to the reduction in the daily management fee in the year to December 2021 compared to the prior year pursuant to the terms of the new Master Agreement with our Manager (see also "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions").

Depreciation. Depreciation expense decreased by 0.3%, or $0.1 million, to $ 31.7 million during the year ended December 31, 2021, from $31.8 million during the year ended December 31, 2020.

Interest and Finance Costs. Interest and finance costs decreased by 21.0%, or $5.7 million to $21.4 million during the year ended December 31, 2021, from $27.1 million during the year ended December 31, 2020. The decrease in interest and finance costs was predominantly due to the decrease in the weighted average interest rate in the year ended December 31, 2021, which decreased to 3.1% in 2021 from 3.7% in 2020 as well as to the decrease in the average interest bearing debt to $596.5 million in 2021 from $644.5 million in 2020.

Gain/ (Loss) on derivative instruments. On May 7, 2020 we entered into a floating to fixed interest rate swap transaction effective from June 29, 2020. It provides a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The interest rate swap did not qualify for hedge accounting and as of December 31, 2021 we recognized a gain on the derivative financial instrument of $10.1 million compared to a loss on the derivative financial instrument of $3.1 million which was recognized in 2020.

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

 Voyage Expenses—including related party.  In the year ended December 31, 2020, voyage expenses were $3.0 million, compared to $2.7 million for the year ended December 31, 2019, representing an increase of $0.3 million or 11.1%. The increase is primarily associated with the increased commissions as a result of the increased voyage revenues in the year ended December 31, 2020.

Vessels' Operating Expenses. Vessel operating expenses increased by 1.4%, or $0.4 million, to $28.8 million during the year ended December 31, 2020, from $28.4 million during the year ended December 31, 2019. Our daily operating expenses increased from $12,946 for the year ended December 31, 2019 to $13,128 for the year ended December 31, 2020. This increase is primarily associated with the increased technical maintenance costs on certain of the Partnership's vessels for the year ended December 31, 2020.

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

 For the year ended December 31, 2021, our principal sources of funds were our operating cash flows. Also, under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. Scheduled distributions to the preferred unitholders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.

On July 2, 2020, we entered into the Original Agreement, for the offer and sale, from time to time, of up to an aggregate of $30.0 million of our common units representing limited partnership interests under the Prior ATM Program. In August 2020, we entered into the A&R Sales Agreement, for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. Upon entry into the A&R Sales Agreement, the Partnership terminated the Prior ATM Program. At the time of such termination, the Partnership had issued and sold 122,580 common units resulting in net proceeds of $0.3 million, under the Original Agreement. As of the date of this annual report, we have issued and sold 1,189,667 common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement.

Our short-term liquidity requirements relate to servicing the principal and interest on our debt and funding of the necessary working capital, including vessel operating expenses and payments under our Master Agreement. On May 7, 2020 we entered into a floating to fixed interest rate swap transaction with Citibank N.A. effective from June 29, 2020. It provides for a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024.

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

Cash

As of December 31, 2021, we reported cash of $97.0 million (including $50.0 million of restricted cash) which represented an increase of $22 million, or 29.3%, compared to $75.0 million, as of December 31, 2020.

Working capital position

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2021, we had a working capital deficit of $13.8 million as compared to the working capital deficit of $35.7 million as of December 31, 2020, which is mainly due to the current portion of our long-term debt. We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of our Fleet, and to meet our normal working capital requirements, service our principal and interest debt, and make at least the required distribution on our Series A Preferred Units and Series B Preferred Units in accordance with our Partnership Agreement.

 Our Borrowing Activities

As of December 31, 2021, we had $567 million of indebtedness outstanding under the fully drawn $675 Million Credit Facility (discussed below) and had access to $30 million of available borrowing capacity under our $30 Million Revolving Credit Facility (as defined below). As of December 31, 2021, we were in compliance with all of the covenants, including the financial and liquidity covenants, contained in the $675 Million Credit Facility.

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

The terms of the $675 Million Credit Facility include the following financial covenants, which require the Partnership to maintain, among other things: (i) a minimum cash balance of $50 million throughout the life of the $675 Million Credit Facility in a restricted collateral account, (ii) a consolidated leverage ratio that is not higher than 0.7:1.0, at all times during each Measurement Period (as defined in the $675 Million Credit Facility) and (iii) cash and cash equivalents as at the end of each Measurement Period of not less than 8% of the Total Liabilities  (as defined in the $675 Million Credit Facility)  in relation to that Measurement Period. As of December 31, 2021, we were in compliance with all the financial and liquidity covenants contained in the $675 Million Credit Facility.

The Partnership has learned that, on April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024. To our knowledge, ATB is among several lenders to our $675 Million Credit Facility representing an approximately 3.6% lender participation. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Partnership—We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.”

$30 Million Revolving Credit Facility

On November 18, 2013, concurrently with the consummation of our IPO, we entered into an interest free $30.0 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility, with an original term of five years from the closing date, to be used for general partnership purposes. No amounts have been drawn under the facility since 2013 (amounts drawn in 2013 were fully repaid in early 2014). On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility.  As of December 31, 2021 and the date of this annual report, the full amount remains undrawn under this facility.

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

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
(Amounts in thousands of Dollars)	2021	2020	2019
Net cash provided by operating activities	$79,591	$68,603	$43,177
Net cash used in investing activities	—	—	—
Net cash used in financing activities	(57,555)	(59,830)	(86,888)
Cash and cash equivalents and restricted cash at beginning of year	74,979	66,206	109,917
Cash and cash equivalents and restricted cash at end of year	$97,015	$74,979	$66,206

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $11.0 million, or 16.0%, to $79.6 million for the year ended December 31, 2021, compared to $68.6 million for the year ended December 31, 2020. This increase was directly correlated with the favourable working capital variations and decrease in interest and finance costs, as discussed in "Item 5. Operating and Financial Review and Prospects".

Net cash provided by operating activities increased by $25.4 million, or 58.8%, to $68.6 million for the year ended December 31, 2020, compared to $43.2 million for the year ended December 31, 2019. This increase was directly correlated with the increase in voyage revenues and decrease in interest and finance costs.

Net Cash Used in Investing Activities

No cash was used in investing activities in the years ended December 31, 2021, 2020 and 2019.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $2.2 million, or 3.7% from net cash used in financing activities of $59.8 million in the year ended December 31, 2020 to net cash used in financing activities of $57.6 million in the year ended December 31, 2021. This decrease is mainly due to an increase $3.1 million in proceeds from issuance of common units net of payments for securities registration and other filing costs, which was partially offset by an increase in payments of derivative instruments by $0.9 million.

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

Distributions

Distributions on Common Units

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

Distributions on Series A Preferred Units

We paid a cash distribution of $0.5625 per unit to all Series A Preferred unitholders on February 12, 2019, May 13, 2019, August 12, 2019, November 12, 2019, February 12, 2020, May 12, 2020, August 12, 2020, November 12, 2020, February 12, 2021, May 12, 2021, August 12, 2021, November 12, 2021 and February 14, 2022.

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

We paid a cash distribution of $0.546875 per unit to all Series B Preferred unitholders on May 22, 2019, August 22, 2019, November 22, 2019, February 24, 2020, May 22, 2020, August 24, 2020, November 23, 2020 and February 22, 2021, May 24, 2021, August 23, 2021, November 22, 2021 and February 22, 2022.

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

General Partner Distributions

During the years ended December 31, 2021, 2020 and 2019, we paid our General Partner and holder of the incentive distribution rights in the Partnership, an aggregate amount of nil, nil and $4,000.

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

On July 2, 2020, we entered into the Original Agreement with Virtu Americas LLC, as sales agent, for the offer and sale, from time to time, of up to an aggregate of $30.0 million of our common units representing limited partnership interests under an "at-the-market" offering program. In August 2020, we entered into the A&R Sales Agreement with Virtu Americas LLC and DNB Markets, Inc., for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. Upon entry into the A&R Sales Agreement, the Partnership terminated its prior at-the-market program established in July of 2020 pursuant to the Original Agreement (the "Prior ATM Program"). At the time of such termination, the Partnership  had issued and sold 122,580 common units resulting in net proceeds of $0.3 million, under the Original Agreement. As of the date of this annual report, we have issued and sold 1,189,667 common units at an average price per unit of $2.9152 resulting in gross proceeds of $3.5 million under the A&R Sales Agreement. Following these sales the Current ATM Program has $26.5 million of remaining availability and we have 36,802,247 units issued and outstanding.

Recent Developments

Distributions:

We declared a quarterly cash distribution of $0.5625 on our Series A Preferred Units for the period from November 12, 2021 to February 11, 2022, which was paid on February 14, 2022 to all applicable unit holders of record as of February 7, 2022.

We declared a quarterly cash distribution of $0.546875 on our Series B Preferred Units for the period from November 22, 2021 to February 21, 2022, which was paid on February 22, 2022 to all applicable unit holders as of February 14, 2022.

We declared a quarterly cash distribution of $0.5625 on our Series A Preferred Units for the period from February 12, 2022 to May 11, 2022, which is payable on May 12, 2022 to all applicable unit holders of record as of May 5, 2022.

We declared a quarterly cash distribution of $0.546875 on our Series B Preferred Units for the period from February 22, 2022 to May 21, 2022, which is payable on May 23, 2022 to all applicable unit holders as of May 16, 2022.

Conflict between Russia and Ukraine

In 2021we earned 84% of its revenues from charterers that are trading primarily from Russian LNG ports and to the best of our knowledge are owned or controlled by Russian entities. Due to the recent conflicts between Russia and the Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this annual report, numerous sanctions against Russia, which have not expressly prohibited LNG shipping in the main trading routes of the Partnership’s vessels. Therefore, currently our time charter contracts have not been affected by the events in Russia and Ukraine sanctions imposed to date. As also discussed in Note 5 of our consolidated financial statements, currently imposed sanctions, do not affect our compliance with terms imposed by its $675 Million Credit Facility.

The terms of two of our charter parties with counterparties owned or controlled by Russian entities, provide that following a sanctions event (as defined in the relevant charter parties which is not triggered by the currently imposed sanctions) the parties may enter into discussions to evaluate certain options to remedy a sanctions event provided it remains lawful for us to enter into such discussions and for a suspension period of up to two years provided always that these options would not be contrary to the sanctions. During such suspension period we have the right to trade the vessel for its own account provided that we shall seek Charterers’ consent on fixtures for a duration of longer than six months, and Charterers have an option to purchase the vessel at a purchase price as agreed within the charter party provided that the execution of such purchase option would not be contrary to the sanctions. The terms of three of our charter parties with counterparties owned or controlled by Russian entities, do not provide specific clauses related to sanctions.

As there is currently uncertainty regarding the global impact of the conflict, which is ongoing, it is possible that further developments in sanctions or escalation of the conflict will affect the Partnership’s ability to continue to employ five out of its six vessels to the current charterers and the suspension, termination or cancellation of such charter parties, could thus adversely affect our results of operations, cash flows and financial condition.

Despite the continuing uncertainty, we believe that in the event of suspension, termination, cancellation of any of these charters, we will be able to enter into time charters with terms that that will be acceptable to the lenders. Thus, we believe that we will be in a position to maintain sufficient cash generating capacity to cover our working capital needs and pay our instalment obligations under the $675 Million Credit Facility, for the period ending one year after the issuance of our consolidated financial statements.

We have learned that, on April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024.  To our knowledge, ATB is among several lenders to its $675 Million Credit Facility. Furthermore, we have been notified by the Agent of the $675 Million Credit Facility that the facility has been blocked pursuant to Executive Order 14024 and as a result the Agent will not be able to discharge any payments to any of the Lenders until the issue is resolved.

We have not been restricted in meeting our repayment obligations by continuing to make payments of principal and/or interest to the Agent as required under the Facility Agreement and we are in compliance with the terms of the Facility Agreement. Together with the Agent, we are evaluating the alternative courses of action, in order to alleviate the sanctions effects to the facility agreement.

C.	[RESERVED]
D.	[RESERVED]
E.	CRITICAL ACCOUNTING ESTIMATES

For a description of all our significant accounting policies, see Note 2 to our annual consolidated financial statements included elsewhere in this annual report, and for our critical accounting estimates, see the paragraph entitled “Critical Accounting Estimates and Policies” under Item 5.A discussed above.

F.	[RESERVED]

G.	[RESERVED]

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT

The following provides information about each of our directors and senior management.

Name	Age	Position
Georgios Prokopiou	75	Chairman of the Board of Directors and Appointed Director
Tony Lauritzen	45	Chief Executive Officer and Appointed Director
Michael Gregos	50	Chief Financial Officer
Levon Dedegian	70	Class III Director
Alexios Rodopoulos	74	Class II Director
Evangelos Vlahoulis	75	Class I Director

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

Executive Compensation

Our executive officers, who report directly to our Board of Directors, are provided to us by our Manager under an Executive Services Agreement with retroactive effect from the closing date of our IPO. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five-year term, payable in equal monthly installments and automatically renews for successive five-year terms unless terminated earlier. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five-year terms, unless terminated earlier.

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

The Partnership held its 2021 Annual General Meeting of Limited Partners on November 30, 2021, at which (i) Mr. Evangelos Vlahoulis was re-elected to serve as a Class I Director for a three-year term until the 2024 Annual Meeting of Limited Partners, and (ii) Ernst & Young (Hellas) Certified Auditors Accountants S.A. were re-appointed to serve as the Partnership's independent auditors for the fiscal year ending December 31, 2021.

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

As of December 31, 2021, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements.  Please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management." The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement & Executive Services Agreement."

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

The following table sets forth the beneficial ownership of our common units as of the date of this report by each person that we know to beneficially own more than 5% of our outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

Name of Beneficial Owner	Number	Percent
Dynagas Holding Ltd.(2)	15,595,000	42.4%
Cobas Asset Management SGIIC SA(3)	5,176,257	14.07%
Dell Loy Hansen (5)	3,563,020	9.7%
All executives, officers and directors as a group(3)(4)	*	*

___________________

(1)	Based on 36,802,247 common units outstanding as of the date of this annual report.
(2)	Dynagas Holding Ltd. is beneficially owned by the Prokopiou Family, including the chairman of our Board of Directors, Georgios Prokopiou and his daughters Elisavet Prokopiou, Johanna Procopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 23, Rue Basse, 98000 Monaco.
(3)	This information is derived from Schedule 13G/A filed with SEC on February 15, 2022.
(4)	Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common units apart from Mr. Georgios Prokopiou, whose ownership interests are separately presented in the above table.
(5)	This information is derived from Schedule 13G filed with the SEC on October 15, 2020.

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

Omnibus Agreement

In November 2013 and as amended and restated in April 2016, we, and certain of our subsidiaries, entered into the Omnibus Agreement with our Sponsor and our General Partner, which provided us with, among other things, certain rights to acquire certain identified vessels and interests in vessels. As of the date of this annual report, we no longer have any rights to acquire any identified vessels or ownership interests in vessels owned by our Sponsor.  We still have the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect (as described below).

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
117

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

Vessel Management

Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to a Master Agreement which includes a standard set of terms for technical and commercial management services applicable to all our vessels. Our Manager is wholly-owned by Mr. Georgios Prokopiou, our Chairman of the Board, and has been providing these services for the vessels in our Fleet for over thirteen years. Through our Manager, we have had a long-lasting presence in the LNG shipping industry, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We currently pay our Manager a technical management fee of $2,833 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

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

We incurred an aggregate expense of approximately $7.7 million and $8.5 million to our Manager in connection with the management of our Fleet under the Management Agreements for the years ended December 31, 2021 and 2020.

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

During the year ended December 31, 2021, we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.

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

$30 Million Revolving Credit Facility

In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital which was interest free and had a term of five years.  On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term on terms and conditions substantially similar to the existing credit facility. The loan may be drawn and prepaid in whole or in part at any time during its term. As of December 31, 2021, no amounts were outstanding under the facility.

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

On May 16, 2019, a purported stockholder of the Partnership filed a putative class action lawsuit against the Partnership and certain related entities and individual officers and directors of the Partnership in the United States District Court for the Southern District of New York (Case No.19- cv-04512). The complaint purported to be brought on behalf of shareholders who purchased the common stock of the Partnership between February 16, 2018 and March 21, 2019. The Complaint generally alleged that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements regarding, among other matters, new charter agreements that the Partnership entered into with various energy companies and the Partnership’s expectations about its ability to sustain its quarterly distribution.

On August 19, 2019, the Court appointed a group of shareholders as Lead Plaintiffs in the action, who filed an amended complaint on September 26, 2019. The amended complaint made allegations similar to those in the original complaint, extended the class period (December 21, 2017 through March 21, 2019), added as defendants three additional directors of the Partnership and the underwriters of the Partnership’s Series B Preferred Units Offering, and asserted new claims under Section 20A of the Securities Exchange Act of 1934 on behalf of plaintiffs who acquired Partnership securities or sold put options contemporaneously with the Series B Preferred Units Offering, and under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 based on allegedly false and/or misleading statements in the offering documents for the Series B Preferred Units Offering.

The parties reached an agreement in principle to settle the litigation, subject to Court approval. On May 21, 2021, the parties executed a settlement agreement and the Lead Plaintiffs submitted the settlement agreement to the Court and filed a motion requesting that the Court preliminarily approve the settlement and schedule a hearing to consider final approval of the settlement. By order dated June 10, 2021, the Court granted preliminary approval of the settlement. The Court held a hearing on November 5, 2021 to consider final approval of the settlement, and the Court granted final approval of the settlement by order dated November 5, 2021. The settlement was covered in full by the Partnership’s directors’ and officers’ insurance. The Partnership, related entity defendants, and individual defendants continue to believe that the claims asserted against them in the litigation were without merit and the Partnership had not conceded or admitted any wrongdoing or liability, and was not conceding any wrongdoing or liability in agreeing to settle the litigation.

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
126

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

The information required to be disclosed under Item 10.B. is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on November 8, 2013 and our Registration Statement on Form 8-A filed with the SEC on July 23, 2015. As of the date of this annual report, we have a total of 36,802,247 common units issued and outstanding and no subordinated units issued or outstanding.

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2021, our common units were "primarily traded" on the NYSE.

Under the regulations, our units will be considered to be "regularly traded" on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, which represent more than 50% of our outstanding units, were listed on the NYSE during 2021, we currently satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied the trading frequency and trading volume tests for the taxable year ended December 31, 2021. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock (such as the NYSE).

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

For purposes of being able to determine the persons who own 5% or more of our common units, or "5% Unitholders," the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common units. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Unitholder for such purposes. In addition, certain Unitholders that satisfy the definition of “qualified shareholders,” within the meaning of Treasury regulations section 1.883-4(b) will not be included in the determination of whether 50% or more of our common units are owned by 5% Unitholders.

For more than half the days of our taxable year ended December 31, 2021, more than 50% of our common units were owned by 5% Unitholders, however, a substantial 5% Unitholder was a qualified shareholders during the 2021 taxable year. Therefore, less than 50% of our common units were owned by non-qualified 5% Unitholders during the 2021 taxable year.  Therefore, we believe that we were not subject to the 5 Percent Override Rule for 2021.  However, there is no assurance that we will continue to qualify for exemption under Section 883.  For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50 percent or more of our common units for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance that we will be able to satisfy them.

Based on the foregoing, we believe that we satisfied the Publicly Traded Test for our taxable year ended December 31, 2021.

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

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute distributions, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim distributions received deduction with respect to distributions they receive from us because we are not a United States corporation. Distributions received with respect to our common units generally will be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States federal income tax purposes.

Distributions received with respect to our common units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as "qualified dividend income" which are taxable to such U.S. Individual Holder at preferential long-term capital gains tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the NYSE on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any distributions paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any distributions paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our vessel operating, voyage and the majority of our dry-docking related expenses, primarily vessel repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2021, we incurred approximately 27% of our operating expenses and 30% of our general and administrative expenses in currencies other than the U.S. dollar compared to 27% of our operating expenses (including class survey costs) and 37% of our general and administrative expenses for the year ended December 31, 2020. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2021 and 2020, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.

We do not currently hedge fluctuations in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk

The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and independent and government-owned gas producers. For the years ended December 31, 2021, 2020 and 2019, three, three, and four charterers, respectively, individually accounted for all of our revenues:

Charterer	2021	2020	2019
Gazprom	45%	45%	47%
Yamal	39%	39%	31%
Equinor (formerly, Statoil)	16%	16%	16%
Major energy company	-	-	6%
Total	100%	100%	100%

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2021. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership's internal controls over financial reporting are effective as of December 31, 2021.

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

We have adopted the Dynagas LNG Partners LP Corporate Code of Business Ethics and Conduct that applies to all of our employees and our officers and directors. This document is available under the "Corporate Governance" tab in the "Company" section of our website (www.dynagaspartners.com). We intend to disclose, under the aforementioned tab of our website, any waivers to or amendments of the Dynagas LNG Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers. The information contained on our website does not form a part of and is not incorporated into this annual report.

Unitholders may also request a copy of our Corporate Code of Business Ethics and Conduct at no cost by writing or telephoning us at: Poseidonos Avenue and Foivis 2 Street 166 74 Glyfada, Athens, Greece, Tel: +302108917960.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the years ended December 31, 2021, 2020 and 2019 was Ernst & Young (Hellas) Certified Auditors Accountants S.A. (PCAOB ID: 1457).

Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.'s Services

In 2021 and 2020, the fees rendered by the auditors were as follows:

	2021	2020
Audit Fees	€147,000	€189,000
Total	€147,000	€189,000

Audit Fees

Audit fees for 2021 and 2020 include fees related to (i) the non- integrated audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information, and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.

Audit-Related Fees

None.

Tax Fees

During both 2021 and 2020, we received services for which fees amounted to $8,000, for the calculation of Earnings and Profits of the Partnership.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2021.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

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
144

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNAGAS LNG PARTNERS LP

		By:	/s/ Michael Gregos
			Name:	Michael Gregos
			Title:	Chief Financial Officer (Principal Financial Officer)

Date:	April 29, 2022

DYNAGAS LNG PARTNERS LP

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

F-1

DYNAGAS LNG PARTNERS LP

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Dynagas LNG Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the “Partnership”) as of December 31, 2021 and 2020, the related consolidated statements of income, partners equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Impairment assessment of long-lived assets
Description of the matter

As of December 31, 2021, the carrying value of the Partnership’s vessels was $853,190 thousand. As discussed in Note 2 (k) to the consolidated financial statements, the Partnership evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment (ASC 360). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel.

Auditing management’s impairment assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of future charter rates for non-contracted revenue days. These charter rates are particularly subjective as they involve the development and use of assumptions about the liquefied natural gas shipping market through the end of the useful lives of the vessels. This assumption is forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We evaluated management’s impairment assessment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days against internal and external data sources such as available market data from third parties, charter rate data for the vessels, and recent economic and industry changes.

In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the future undiscounted net operating cash flows. We tested the completeness and accuracy of the data used within the undiscounted net operating cash flow forecasts. We assessed the adequacy of the Partnership’s disclosures in Note 2 (k) to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Partnership's auditor since 2011.

Athens, Greece
April 29, 2022

DYNAGAS LNG PARTNERS LP

Consolidated Balance Sheets as of December 31, 2021 and 2020

(Expressed in thousands of U.S. Dollars — except for unit data)

	Note	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2(e)	$47,015	$24,979
Trade accounts receivable		90	384
Prepayments and other assets		1,454	949
Inventories		909	808
Derivative financial instrument, current portion	6,11	555	—
Due from related party, current		1,144	—
Total current assets		51,167	27,120

FIXED ASSETS, NET:
Vessels, net	4	853,190	884,900
Total fixed assets, net		853,190	884,900

OTHER NON-CURRENT ASSETS:
Restricted cash	2(f)	50,000	50,000
Due from related party	3	1,350	1,350
Accrued charter revenue		—	371
Deferred charges		1,505	2,096
Derivative financial instrument, non- current portion	6,11	8,269	—
Total assets		$965,481	$965,837

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $2,053 and $2,285, respectively	5	$45,947	$45,715
Trade payables		5,653	4,373
Due to related party	3	247	1,706
Accrued liabilities		1,421	1,655
Derivative financial instrument, current portion	6,11	—	1,332
Unearned revenue		11,660	8,064
Total current liabilities		64,928	62,845

NON-CURRENT LIABILITIES:
Deferred revenue		3,050	3,199
Long-term debt, net of current portion and unamortized deferred financing fees of $2,981 and $5,034, respectively	5	516,019	561,966
Derivative financial instrument, non- current portion	6,11	—	1,334
Total non-current liabilities		519,069	566,499

Commitments and contingencies	7	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 36,802,247 units and 35,612,580 units issued and outstanding as at December 31, 2021 and 2020)	8	254,734	209,784
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2021 and 2020)	8	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at December 31, 2021 and 2020)	8	53,498	53,498
General Partner (35,526 units issued and outstanding as at December 31, 2021 and 2020)	8	36	(5)
Total partners’ equity		381,484	336,493
Total liabilities and partners’ equity		$965,481	$965,837

The accompanying notes are an integral part of these consolidated financial statements

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Income

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Note	2021	2020	2019
REVENUES:
Voyage revenues		$137,746	$137,165	$130,901
EXPENSES:
Voyage expenses		(939)	(1,275)	(1,078)
Voyage expenses-related party	3	(1,718)	(1,719)	(1,631)
Vessel operating expenses		(29,640)	(28,830)	(28,351)
Dry-docking and special survey costs		—	—	—
General and administrative expenses		(2,347)	(1,795)	(1,985)
General and administrative expenses- related party	3	(758)	(733)	(723)
Management fees-related party	3	(6,023)	(6,752)	(6,537)
Depreciation	4	(31,710)	(31,797)	(30,680)

Operating income		$64,611	$64,264	$59,916

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 10	(21,420)	(27,058)	(58,591)
Interest income		—	221	2,331
Gain/ (Loss) on derivative financial instrument	11	10,104	(3,148)	—
Other, net		(35)	(227)	(43)
Total other expenses, net		(11,351)	(30,212)	(56,303)

Partnership’s Net Income		$53,260	$34,052	$3,613
Common unitholders’ interest in Net Income		$41,656	$22,466	$(7,942)
Series A Preferred unitholders’ interest in Net Income		$6,750	$6,750	$6,750
Series B Preferred unitholders’ interest in Net Income		$4,813	$4,813	$4,813
Subordinated unitholders’ interest in Net Income		$—	$—	$—
General Partner’s interest in Net Income		$41	$23	$(8)
(Loss)/Earnings per unit, basic and diluted:
Common unit (basic and diluted)	9	$1.14	$0.63	$(0.22)
Weighted average number of units outstanding, basic and diluted:
Common units	9	36,504,120	35,546,823	35,490,000

The accompanying notes are an integral part of these consolidated financial statements

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Partners’ Equity

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars—except for unit data)

	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE, December 31, 2018	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,885	$199,400	$(16)	$326,485
-Net income	—	—	—	—	6,750	4,813	(7,942)	(8)	3,613
-Distributions declared and paid (common and preferred units) (Note 8)	—	—	—	—	(6,750)	(5,200)	(4,437)	(4)	(16,391)
BALANCE, December 31, 2019	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,498	$187,021	$(28)	$313,707
-Net income	—	—	—	—	6,750	4,813	22,466	23	34,052
-Issuance of common stock, net of issuance costs (Note 8)	—	—	122,580	—	—	—	297	—	297
-Distributions declared and paid (common and preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2020	3,000,000	2,200,000	35,612,580	35,526	$73,216	$53,498	$209,784	$(5)	$336,493
-Net income	—	—	—	—	6,750	4,813	41,656	41	53,260
-Issuance of common stock, net of issuance costs (Note 8)	—	—	1,189,667	—	—	—	3,294	—	3,294
-Distributions declared and paid (common and preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2021	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$254,734	$36	$381,484

The accompanying notes are an integral part of these consolidated financial statements

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars)

	Note	2021	2020	2019
Cash flows from Operating Activities:
Net income:		$53,260	$34,052	$3,613
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	31,710	31,797	30,680
Amortization and write-off of deferred financing fees	10	2,285	2,527	10,696
Deferred revenue amortization		222	400	(377)
Amortization of deferred charges		501	217	181
Loss/ (Gain) on derivative financial instruments	11	(10,104)	3,148	—
Changes in operating assets and liabilities:
Trade accounts receivable		294	(241)	(95)
Prepayments and other assets		(505)	156	(413)
Inventories		(101)	(90)	502
Due from/to related parties		(2,603)	(496)	2,982
Trade accounts payable		1,280	(1,033)	(101)
Accrued liabilities		(235)	6	(2,565)
Deferred charges		(9)	(90)	(1,000)
Unearned revenue		3,596	(1,750)	(926)
Net cash provided by Operating Activities		$79,591	$68,603	$43,177

Cash flows from Investing Activities:
Other additions to vessels’ equipment		—	—	—
Net cash used in Investing Activities		$—	$—	$—

Cash flows from Financing Activities:
Net proceeds from issuance of common units	8	3,407	297	—
Net proceeds from issuance of preferred units	8	—	—	—
Payment of securities registration and other filing costs		(14)	(90)	(139)
Distributions declared and paid	8	(11,563)	(11,563)	(16,391)
Proceeds from long-term debt	5	—	—	675,000
Repayment of long-term debt	5	(48,000)	(48,000)	(734,800)
Payment of derivative instruments	11	(1,385)	(474)	—
Payment of deferred finance fees		—	—	(10,558)
Net cash used in Financing Activities		$(57,555)	$(59,830)	$(86,888)

Net increase/ (decrease) in cash and cash equivalents and restricted cash		22,036	8,773	(43,711)
Cash and cash equivalents and restricted cash at beginning of the year		74,979	66,206	109,917
Cash and cash equivalents and restricted cash at end of the year		$97,015	$74,979	$66,206
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		47,015	24,979	16,206
Restricted cash		50,000	50,000	50,000
Cash and cash equivalents and restricted cash		$97,015	$74,979	$66,206
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest		$18,777	$24,440	$48,879

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information:

Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) was incorporated as a limited partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18, 2013, the Partnership successfully completed its initial public offering (the “IPO”), pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO, the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (i) an omnibus agreement with the Sponsor, as amended (Note 3(c)), (the “Omnibus Agreement”) and, (ii) a $30 million interest free revolving credit facility with its Sponsor (the “$30 million Sponsor Facility”) (Note 3(b)), which was extended on November 14, 2018 until November 2023, to be used for general Partnership purposes.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which the Partnership operates, the way the Partnership operates its business, and the businesses of its charterers and suppliers. The Partnership has incurred increased costs as a result of the preventative measures imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. However, as of December 31, 2021, the Partnership did not experience any significant negative financial impacts to its results of operations or financial position as a result of COVID-19.

As of December 31, 2021, the Partnership had a working capital deficit of $13.8 million as compared to the working capital deficit of $35.7 million as of December 31, 2020, which is mainly due to the current portion of its long-term debt. The Partnership believes that current sources of funds and those that the Partnership anticipates to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of its Fleet, and to meet the Partnership’s normal working capital requirements, service principal and interest debt, and make at least the required distribution on Series A Preferred Units and Series B Preferred Units in accordance with the Partnership’s Agreement. Accordingly, the Partnership continues to adopt the going concern basis in preparing its financial statements.

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of December 31, 2021:

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

Vessel Owning Subsidiaries:

Company Name	Country of incorporation/ formation	Vessel Name	Delivery date from shipyard	Delivery date to Partnership	Cbm Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy	March 2007	October 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River	July 2007	October 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River	January 2008	October 2013	149,700
Fareastern Shipping Limited (“Fareastern”)	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”)	Marshall Islands	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. (“Arctic LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.
Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities were limited to the co-issuance of the 2019 Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG Carriers Ltd.	Marshall Islands	Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.
Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership’s Term Loan B discussed under Note 5.

Since the Partnership’s inception, the technical, administrative and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 3(a)).

As of December 31, 2021, the Partnership’s Sponsor owned 42.4% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

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

The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of the years ended December 31, 2021, 2020 and 2019, no such interests existed.

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

(c) Other Comprehensive Income: The Partnership follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and accordingly, for the years ended December 31, 2021, 2020 and 2019, comprehensive income equaled net income.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

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

(g) Trade Accounts Receivable: The amount shown as trade accounts receivable at each balance sheet date, mainly includes receivables from charterers for hire from lease agreements, net of any provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in dispute. Operating lease receivables under ASC 842 are not in scope of ASC 326 for assessment of credit loss. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. Provision for doubtful accounts as of December 31, 2021 and 2020, was nil.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

This change in accounting estimate which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," results in additional future annual depreciation of $1.4 million. For fiscal years 2021, 2020 and 2019, the effect of the change in the estimate on net income was a decrease by $1.4 million, $1.4 million and $0.3 million respectively. For the fiscal years 2021, 2020 and 2019 the effect of the change in the estimate on earnings per share was a decrease by $0.04, $0.04 and $0.01 respectively. Management estimates that the useful life of each of the Partnership’s vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, such vessel’s remaining useful life is adjusted as of the date such regulations are adopted.

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

In developing estimates for the remaining estimated useful lives of the current fleet and scrap values, the Partnership utilizes methods, which are identical to those employed as part of the Partnership’s depreciation policy. As and for each of the years ended December 31, 2021, 2020 and 2019, the Partnership incurred no impairment loss.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset. When the present value of the existing time charter assumed is less than the current fair value of such charter, the difference is recorded as liability. Assets and liabilities are amortized as adjustments to revenues over the remaining term of the assumed time charter and are classified as non- current assets or liabilities, as applicable, in the accompanying consolidated balance sheets. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

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

During the years ended December 31, 2021, 2020 and 2019, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:

Charterer	2021	2020	2019
A	45%	45%	47%
B	39%	39%	31%
C	16%	16%	16%
Total	100%	100%	94%

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

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

Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Partnership has made an accounting policy election to recognize the related ballast costs, mainly consisting of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortized over the charter period. During all years ended December 31, 2021, 2020 and 2019, the amortization of the contract fulfilment costs was $0.2 million. Voyage expenses, primarily consist of commissions, which are paid by the Partnership as well as port, canal and bunker expenses that are unique to a particular charter and which are paid by the charterer under the time charter arrangements or by the Partnership during periods of off-hire.

All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership’s revenues are earned.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

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

(r) Earnings/ (Loss) Per Unit: As of December 31, 2021, the Partnership’s capital structure consisted of common units, two separate classes of preferred units and a general partner interest. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership’s General Partner but, subject to certain restrictions, may be transferred or sold apart from the General Partner’s interest. The Partnership calculates basic earnings/ (loss) per each class of units by allocating period distributed and undistributed earnings/ (losses) to the General Partner, limited partners and incentive distribution rights holders using the two-class method and in accordance with the Partnership’s Fourth Amended and Restated Limited Partnership Agreement dated October 23, 2018 (the “Limited Partnership Agreement”). Basic earnings/ (losses) per common unit are computed by allocating distributed and undistributed net income/ (losses) available to common unitholders, after subtracting the interest on the Partnership’s net income/ (loss) of all classes of preferred unitholders, and the General Partner by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement. Where distributions relating to the period are in excess of earnings, the surplus is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2021.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(u) Commitments and Contingencies: Commitments are recognized when the Partnership has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will likely be required to satisfy such obligation and a reliable estimate of the amount of such obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless there is a remote possibility of an outflow of resources embodying economic benefits. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable (Note 7).

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

(w) Derivative Financial Instruments: The Partnership entered into an interest rate swap contract to manage its exposure to fluctuations of interest rate risks associated with its loan facility. The interest rate swap did not meet the applicable criteria for hedge accounting under ASC 815, including the criteria specific to a cash flow hedge, therefore the interest rate swap represents an economic hedge. As a result, interest paid or received under the respective undesignated swap agreement is recognized in Gain/ (Loss) on derivative financial instrument (Note 11). The undesignated interest rate swap is recognized in the consolidated financial statements at its fair value, and the gain or loss from changes in the fair value are reported in earnings in the period in which those fair value changes occur in Gain/ (Loss) on derivative financial instrument and any related cash settlements are classified under financing activities in the statement of cash flows.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

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

Recent Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. As of December 31, 2021, the Partnership has not made any contract modifications to replace the reference rate in any of its agreements and has not evaluated the effects of this standard on its consolidated financial position, results of operations, and cash flows. The Partnership is the process of evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but entities need to apply the guidance as of the beginning of the fiscal year that includes the interim period in which they choose to early adopt the guidance. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The Partnership is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate.

If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after Dec 15, 2021 and for interim periods within those fiscal years. The Partnership is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties:

During the years ended December 31, 2021, 2020 and 2019, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of income:

	Years ended December 31,
	2021	2020	2019
Included in voyage expenses – related party
Charter hire commissions (a)	$1,718	$1,719	$1,631

Included in general and administrative expenses – related party
Executive services fee (d)	$638	$613	$603
Administrative services fee (e)	$120	$120	$120
Management fees-related party
Management fees (a)	$6,023	$6,752	$6,537

As of December 31, 2021 and December 2020, balances with related parties consisted of the following:

	Year ended December 31,
	2021	2020
Assets:
Working capital advances granted to the Manager (a)	$1,144	$—
Security deposits to Manager (a)	$1,350	$1,350
Total assets due from related party	$2,494	$1,350

Liabilities included in Due to related party:
Working capital due to Manager (a)	$—	$1,032
Executive service charges due to Manager (d)	$155	$159
Administrative service charges due to Manager (e)	$30	$30
Management fees due to Manager (a)	$—	$—
Other Partnership expenses due to Manager	$62	$485
Total liabilities due to related party, current	$247	$1,706

a) Dynagas Ltd.

The Partnership’s vessels originally entered into vessel management agreements with Dynagas Ltd., the Partnership’s Manager (the “Management Agreements”), which terminated on December 31, 2020. Pursuant to the terms of these Management Agreements, the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon the vessel’s delivery until the termination of the Management Agreement. Beginning on the first calendar year after the commencement of each vessel’s Management Agreement and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of each Management Agreement.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

On March 3, 2021, the Partnership entered into a new master management agreement (the “Master Agreement”) with Dynagas Ltd. (the “Manager”), which amends and supersedes the previous Management Agreements and reduces the technical management fees payable from $3,167 per day per vessel to $2,750 per day per vessel commencing on January 1, 2021. Beginning on the first calendar year after the commencement of Master Agreement and each calendar year thereafter, these fees are adjusted upwards by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services. The amount of such further-increase is to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership’s Conflicts Committee. Under the terms of the Master Agreement, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses and general and administrative expenses that are not covered by the management fees.

The Master Agreement initially terminates on December 31, 2030 and upon expiration, automatically extends in additional five-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries. In the event the Master Agreement is terminated for any reason other than default by the Manager, the applicable management fee under the Master Agreement shall continue to be payable for a further period of six months as from the effective date of such termination.

The Manager may also terminate the Master Agreement in the event that the Partnership undergoes a change of control, in which case, subject to and pursuant to the terms of the Master Agreement, the Partnership would be required to pay to the Manager an amount equal to the net present value calculated at a discount rate of 5% per annum of the total aggregate management fees payable from the date of such termination to June 30th in the tenth year following the date of termination based on the number of Vessels managed at the date of termination (as contemplated under the Master Agreement).

During the years ended December 31, 2021, 2020 and 2019, each vessel was charged a daily management fee of $2.8, $3.1 and $3.0, respectively. During the years ended December 31, 2021, 2020 and 2019, management fees under the Master Agreement and the previous vessel Management Agreements amounted to $6,023, $6,752 and $6,537 respectively, and are separately reflected in the accompanying consolidated statements of income.

The Master Agreement and the previous Management Agreements also provide for a commission of 1.25% over charter-hire agreements arranged by the Manager. During the years ended December 31, 2021, 2020 and 2019, charter hire commissions under the Management Agreements amounted to $1,718, $1,719 and $1,631, respectively, and are included in Voyage expenses-related party in the accompanying consolidated statements of income.

The Master Agreement and the previous Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Master Agreement prior to its ten year term, by any reason other than Manager’s default, the advance is not refundable. Such advances as of December 31, 2021 and 2020, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of December 31, 2021 and 2020, an amount of $1,144 and $1,032 was due from the Manager and due to the Manager in relation to these operating expenses respectively.

(b) Loan from related party

On November 18, 2013, upon the completion of its IPO, the Partnership entered into the $30 million Sponsor Facility with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

The $30 million Sponsor Facility was extended on November 14, 2018, for an additional term of five years on terms and conditions identical to the initial credit facility (the “$30 million Extended Sponsor Facility”). The $30 million Extended Sponsor Facility may be drawn and be prepaid in whole or in part at any time during the life of the facility which is until November 2023. No amounts have been drawn under the respective facility as of December 31, 2021 and 2020.

(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement

At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, as amended and as currently in effect. The amended Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership’s option to acquire the Optional Vessels (as defined in the Omnibus Agreement), (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and (iv) the Sponsor’s provisions of certain indemnities in favor of the Partnership. The purchase option periods with regards to the Optional Vessels that were not exercised, have expired unexercised.

(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $638 on the basis of an annual average Euro/US Dollar exchange rate of €1.0000/$1,1866 as of December 31, 2021), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the years ended December 31, 2021, 2020 and 2019, executive service fees amounted to $638, $613 and $603, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income.

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by Dynagas. During the years ended December 31, 2021, 2020 and 2019, administrative service fees amounted to $120 for each year and are included in general and administrative expenses – related party in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2019	$1,167,909	$(251,212)	$916,697
Depreciation	—	(31,797)	(31,797)
Balance December 31, 2020	$1,167,909	$(283,009)	$884,900
Depreciation	—	(31,710)	(31,710)
Balance December 31, 2021	$1,167,909	$(314,719)	$853,190

As of December 31, 2021, all vessels comprising the Partnership’s fleet were first priority mortgaged as collateral to secure the $675 Million Credit Facility, further discussed in Note 5.

5. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

		Year Ended December 31,
Debt instruments	Borrowers-Issuers	2021	2020

$675 Million Credit Facility	Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited, Solana Holding Ltd.	567,000	615,000
Total debt		$567,000	$615,000
Less deferred financing fees		(5,034)	(7,319)
Total debt, net of deferred finance costs		$561,966	$607,681
Less current portion, net of deferred financing fees		$(45,947)	$(45,715)

Long-term debt, net of current portion and deferred financing fees		$516,019	$561,966

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

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

The $675 Million Credit Facility also contains covenants that require the Partnership to:

•	prevent the direct or indirect use of any of its mortgaged vessels by, or for the benefit of, any Prohibited Person or any person owned or controlled by any Prohibited Person in accordance with country-wide or territory wide Sanctions;
•	procure that no proceeds, funds or benefit from any activity or dealing with or involving a Prohibited Person will be used in discharging any obligation due to its lenders;
•	enter into an approved time charter commitment following the cancellation, rescission, frustration or withdrawal from the original charter party, if a vessel is withdrawn from service under a time charter before the time charter’s scheduled expiration, which in the opinion of the Agent of the $675 Million Credit Facility will be under not less favorable terms to the Partnership and the Lenders than those of the original charter party.

As of December 31, 2021, the Partnership was in compliance with all financial and non-financial covenants prescribed in its $675 Million Credit Facility. In connection with the recent Russian conflicts with Ukraine and the numerous sanctions imposed to Russia, as described in Note 13, the Partnership evaluated the terms of its $675 Million Credit Facility and concluded that as of the date of the issuance of these consolidated financial statements, the Partnership is in compliance with the terms of the facility.

The annual principal payments for the Partnership’s outstanding $675 Million Credit Facility as at December 31, 2021, required to be made after the balance sheet date were as follows:

Year ending December 31,	Amount
2022	48,000
2023	48,000
2024	471,000
Total long-term debt	$567,000

The weighted average interest rate on the Partnership’s long-term debt for the years ended December 31, 2021, 2020 and 2019, was 3.1%, 3.7% and 5.4%, respectively.

Total interest incurred on long-term debt for the years ended December 31, 2021, 2020 and 2019, amounted to $18,762, $24,146 and $46,638, respectively, and is included in Interest and finance costs (Note 10) in the accompanying consolidated statements of income.

Commitment fees incurred for the years ended December 31, 2021, 2020 and 2019, amounted to nil, nil and $791, respectively. Such fees are included in Interest and finance costs (Note 10) in the accompanying consolidated statements of income.

6. Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

▪	Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of the non-current portion of the amounts due from related parties, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital, is $980 as of December 31, 2021, compared to its’ carrying value of $1,350 as of the same date.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

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

	Significant Other Observable Inputs (Level 2)
Recurring measurements:	December 31, 2021	December 31, 2020
Loan	$567,000	$615,000
Interest rate swaps	$8,824	$(2,666)

7. Commitments and Contingencies:

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7. Commitments and Contingencies (continued):

As at December 31, 2021, one of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates.

Specifically, as at December 31, 2021 under two of its time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment and in such case the Partnership may not receive the contracted revenues thereunder.

The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.

The Partnership’s maturity analysis of future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of December 31, 2021, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

Year ending December 31,	Amount
2022	125,359
2023	119,046
2024	103,935
2025	103,478
2026	90,580
2027 and thereafter	356,483
Total	$898,881

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7. Commitments and Contingencies (continued):

On May 16, 2019, a purported stockholder of the Partnership filed a putative class action lawsuit against the Partnership and certain related entities and individual officers and directors of the Partnership in the United States District Court for the Southern District of New York (Case No.19- cv-04512). The complaint purported to be brought on behalf of shareholders who purchased the common stock of the Partnership between February 16, 2018 and March 21, 2019. The Complaint generally alleged that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements regarding, among other matters, new charter agreements that the Partnership entered into with various energy companies and the Partnership’s expectations about its ability to sustain its quarterly distribution.

On August 19, 2019, the Court appointed a group of shareholders as Lead Plaintiffs in the action, who filed an amended complaint on September 26, 2019. The amended complaint made allegations similar to those in the original complaint, extended the class period (December 21, 2017 through March 21, 2019), added as defendants three additional directors of the Partnership and the underwriters of the Partnership’s Series B Preferred Units Offering, and asserted new claims under Section 20A of the Securities Exchange Act of 1934 on behalf of plaintiffs who acquired Partnership securities or sold put options contemporaneously with the Series B Preferred Units Offering, and under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 based on allegedly false and/or misleading statements in the offering documents for the Series B Preferred Units Offering.

On May 21, 2021, the parties executed a settlement agreement which was finally approved by the Court by order dated November 5, 2021. In July 2021, the settlement was covered in full by the Partnership’s directors’ and officers’ insurance. The Partnership, related entity defendants, and individual defendants continue to believe that the claims asserted against them in the litigation were without merit and the Partnership had not conceded or admitted any wrongdoing or liability, and was not conceding any wrongdoing or liability in agreeing to settle the litigation.

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3, the Partnership has contracted with Dynagas Ltd. for the provision of commercial, administrative and technical management of its vessels pursuant to the Master Agreement.

a)	For the commercial services provided under the Master Agreement, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $11,236.
b)	Management fees for the period from January 1, 2021 to the date of the expiration of the agreements on December 31, 2030, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to amount to $63,057.

8. Partners’ Equity:

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):

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

As of December 31, 2021, the Partnership had 36,802,247 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):

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

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No Series A Preferred Units were redeemed as of December 31, 2021 and 2020.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

 8. Partners’ Equity (continued):

Common unit distributions:

No quarterly cash distributions to Common unitholders were made with respect to fiscal year 2021 and 2020.

Series A Preferred unit distributions:

On January 21, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2020 to February 11, 2021. The cash distribution was paid on February 12, 2021, to all Series A preferred unitholders of record as of February 5, 2021.

On April 20, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2021 to May 11, 2021. The cash distribution was paid on May 12, 2021, to all Series A preferred unitholders of record as of May 5, 2021.

On July 21, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2021 to August 11, 2021. The cash distribution was paid on August 12, 2021, to all Series A preferred unitholders of record as of August 5, 2021.

On October 21, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from August 12, 2021 to November 11, 2021. The cash distribution was paid on November 12, 2021, to all Series A preferred unitholders of record as of November 5, 2021.

Series B Preferred unit distributions:

On January 28, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2020 to February 21, 2021. The cash distribution was paid on February 22, 2021, to all Series B preferred unitholders of record as of February 15, 2021.

On April 27, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2021 to May 21, 2021. The cash distribution was paid on May 24, 2021, to all Series B preferred unitholders of record as of May 17, 2021.

On July 28, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from May 22, 2021 to August 21, 2021. The cash distribution was paid on August 23, 2021, to all Series B preferred unitholders of record as of August 16, 2021.

On October 29, 2021, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from August 22, 2021 to November 21, 2021. The cash distribution was paid on November 22, 2021, to all Series B preferred unitholders of record as of November 15, 2021.

General Partner Distributions:

During the years ended December 31, 2021, 2020 and 2019, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of nil, nil and $4, respectively.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):

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

During the year ended December 31, 2021, the Partnership issued and sold 1,189,667 of common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement. During the year ended December 31, 2020 the Partnership issued and sold 122,580 common units resulting in net proceeds of $0.3 million under the Original ATM sales agreement. No common units were sold under the A&R Sales Agreement during the year ended December 31, 2020.

9. Earnings/(Loss) per Unit:

The Partnership calculates earnings/ (loss) per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned.

Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the years ended December 31, 2021, 2020 and 2019.

The calculations of the basic and diluted earnings per common unit are presented below:

	Year ended December 31,
	2021	2020	2019
Partnership’s Net income	$53,260	$34,052	$3,613
Less:
Net Income attributable to preferred unitholders	11,563	11,563	11,563
General Partner’s interest in Net Income	41	23	(8)
Net income/(loss) attributable to common unitholders	$41,656	$22,466	$(7,942)
Weighted average number of common units outstanding, basic and diluted	36,504,120	35,546,823	35,490,000
Earnings/ (Losses) per common unit, basic and diluted	$1.14	$0.63	$(0.22)

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2021	2020	2019
Interest expense (Note 5)	$18,762	$24,146	$46,638
Amortization of deferred financing fees	2,285	2,527	3,199
Write-off of deferred financing fees	—	—	7,497
Commitment fees (Note 5)	—	—	791
Other	373	385	466
Total	$21,420	$27,058	$58,591

11. Derivative financial instrument:

On May 7, 2020, the Partnership entered into a floating to fixed interest rate swap transaction for the purpose of managing its exposure to LIBOR variability that the Partnership has under the $675 Million Credit Facility. The swap transaction, which is effective from June 29, 2020, provides for a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of the Partnership’s debt outstanding under its $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The swap agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings.

As of December 31, 2021 and 2020, the outstanding notional amount of Partnership’s interest rate swap was $567.0 million and $615.0 million, respectively. The fair value of this interest rate swap outstanding at December 31, 2021 and 2020 amounted to an asset of $8,824 and to a liability of $2,666 (Note 6), respectively, and is included in Derivative financial instrument in accompanying consolidated balance sheet as presented in the table below.

As of December 31, 2021 and 2020, the Partnership recognized a gain on derivative financial instrument of $10.1 million and a loss on derivative financial instrument of $3.1 million, respectively, which is included in Gain/ (Loss) on derivative financial instrument in the accompanying consolidated statements of income as presented in the table below.

The realized loss on non-hedging interest rate swaps included in Gain/ (Loss) on derivative financial instrument amounted to $1.4 million and $0.5 million for the year ended December 31, 2021 and 2020.

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

Derivative Instruments not designated as hedging instruments – Balance Sheet Location

		2021		2020
Derivative	Balance Sheet Location	Assets	Liabilities	Assets	Liabilities
Interest rate swap	Derivative financial Instruments, Current	$555	—	—	$1,332
Interest rate swap	Derivative financial Instruments, non- Current	8,269	—	—	1,334
Total		$8,824	—	—	$2,666

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

11. Derivative financial instrument (continued):

Derivatives Instruments not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income

	Net Realized and Unrealized Gain /(Loss) Recognized on Statement of Comprehensive Income Location
Derivative		Amount
		2021	2020
Interest rate swap	Gain /(Loss) on derivative instruments	$10,104	$(3,148)
Total		$10,104	$(3,148)

12. Taxes:

Under the laws of the countries of the Partnership and its subsidiaries’ incorporation and / or vessels’ registration, the Partnership and its subsidiaries are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical manager of the Partnership’s vessels, Dynagas Ltd., an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf of the Partnership. These tonnage taxes for the years ended December 31, 2021, 2020 and 2019, amounted $317, $344 and $332, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income.

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

The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2021, 2020 and 2019 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source shipping income, for 2021, 2020 and 2019, the Partnership would be subject to U.S. federal income tax of approximately $235, $65 and 29, respectively.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

13. Subsequent Events:

(a)	Quarterly Series A Preferred unit cash distribution: On January 20, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2021 to February 11, 2022. The cash distribution was paid on February 14, 2022, to all Series A preferred unitholders of record as of February 7, 2022.

(b)	Quarterly Series B Preferred unit cash distribution: On January 31, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2021 to February 21, 2022. The cash distribution was paid on February 22, 2022, to all Series B preferred unitholders of record as of February 14, 2022.

(c)	Quarterly Series A Preferred unit cash distribution: On April 20, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2022 to May 11, 2022. The cash distribution is payable on May 12, 2022, to all Series A preferred unitholders of record as of May 5, 2022.

(d)	Quarterly Series B Preferred unit cash distribution: On April 29, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2022 to May 21, 2022. The cash distribution is payable on May 23, 2022, to all Series B preferred unitholders of record as of May 16, 2022.

(e)	Sanctions against Russia:

i.	The Partnership earned in 2021, 84% of its revenues from Charterers which are trading primarily from Russian LNG ports and to the best of the Partnership’s knowledge are owned or controlled by Russian entities. Due to the recent Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this report, numerous sanctions against Russia which have not expressly prohibited LNG shipping in the main trading routes of the Partnership’s vessels. The Partnership’s time charter contracts have therefore currently not been affected by the events in Russia and Ukraine sanctions imposed to date. As also discussed in Note 5, currently imposed sanctions, do not affect the Partnership’s compliance with terms imposed by its $675 Million Credit Facility.

The terms of two of the Partnership’s charter parties with counterparties owned or controlled by Russian entities, provide that following a sanctions event (as defined in the relevant charter parties, which is not triggered by the currently imposed sanctions) the parties may enter into discussions to evaluate certain options to remedy a sanctions event provided it remains lawful for the Partnership to enter into such discussions and for a suspension period of up to two years provided always that these options would not be contrary to the sanctions. During such suspension period the Partnership has the right to trade the vessel for its own account provided that it shall seek Charterers’ consent on fixtures for a duration of longer than six months, and Charterers have an option to purchase the vessel at a purchase price as agreed within the charter party provided that the execution of such purchase option would not be contrary to the sanctions. The terms of three of the Partnership’s charter parties with counterparties owned or controlled by Russian entities, do not provide specific clauses related to sanctions.

As there is currently uncertainty regarding the global impact of the conflict which is ongoing, it is possible that further developments in sanctions or escalation of the conflict will affect the Partnership’s ability to continue to employ five out of its six of its vessels to the current charterers and the suspension, termination or cancellation of such charter parties, could thus adversely affect the Partnership’s results of operation, cash flows and financial condition. The Partnership believes that despite the continuing uncertainty, in the event of suspension, termination, cancellation of any of these charters, it will be able to enter into replacement time charters acceptable to the lenders. Thus, the Partnership believes that it will be in a position to maintain sufficient cash generating capacity to cover its working capital needs and pay its installment obligations and be in compliance with all financial and non- financial covenants prescribed in its $675 Million Credit Facility, for the period ending twelve months after the issuance of the consolidated financial statements.

ii.	The Partnership has learned that, on April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024. To the Partnership’s knowledge, ATB is among several lenders to its $675 Million Credit Facility. Furthermore, the Partnership has been notified by the Agent of the $675 Million Credit Facility that the facility has been blocked pursuant to Executive Order 14024 and as a result the Agent will not be able to discharge any payments to any of the Lenders until the issue is resolved.

The Partnership has not been restricted in meeting its repayment obligations by continuing to make payments of principal and/or interest to the Agent as required under the Facility Agreement and is in compliance with the terms of the Facility Agreement. The Agent and the Partnership are evaluating the alternative courses of action, in order to alleviate the sanctions effects to the facility agreement.

