Form 20-F
period 2022-12-31
Dynagas LNG Partners LP
filed 2023-04-21
CIK 1578453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Not applicable

(Translation of Registrant’s name into English)

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

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

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

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT

This annual report on Form 20-F for the year ended December 31, 2022, or the annual report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this annual report. Unless the context otherwise requires, references in this annual report to "Dynagas LNG Partners," the "Partnership," "we," "our," and "us" or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP.  Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our "Fleet." References in this annual report to our "General Partner" refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP.  References in this annual report to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our "Manager" refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. References in this annual report to the "Prokopiou Family" are to our Chairman, Mr. Georgios Prokopiou, and certain members of his family.

All references in this annual report to us for periods prior to our initial public offering, or IPO, on November 18, 2013, refer to our predecessor companies and their subsidiaries, which are former subsidiaries of our Sponsor that had interests in the Clean Energy, the Ob River, and the Amur River, collectively our "Initial Fleet."

All references in this annual report to "SEFE," "Equinor," and "Yamal" refer to SEFE Marketing and Trading Singapore Pte Ltd (formerly known as Gazprom Marketing & Trading Singapore Pte Ltd), Equinor ASA (formerly, Statoil ASA), and Yamal Trade Pte. Ltd., respectively.

Unless otherwise indicated, all references to "U.S. dollars," "dollars," and "$" in this annual report are to the lawful currency of the United States. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of our vessels.

References herein to the "Omnibus Agreement" refer to the Omnibus Agreement, as amended and restated and as currently in effect, with our Sponsor.  The Omnibus Agreement provides us with the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect. Please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.”

The "Yamal LNG Project" refers to the LNG production terminal on the Yamal Peninsula in Northern Russia.  The terminal consists of three LNG trains with a total capacity of 16.5 million metric tons of LNG per year that require ice-class designated vessels to transport LNG from this facility, for which two of the vessels in our Fleet have been contracted.  The Yamal LNG Project is a joint venture between NOVATEK (50.1%), TOTAL E&P Yamal (20%), China National Oil & Gas Exploration and Development Corporation (CNODC) (20%), and Yaym Limited (9.9%). Please see "Item 4. Information on the Partnership—B. Business Overview.”

i

FORWARD-LOOKING STATEMENTS AND SUMMARY OF RISK FACTORS

This annual report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning future events and our operations, performance, and financial condition, including, in particular, the likelihood of our success in developing and expanding our business.  The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.

We desire to take advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "likely," "would," "could," "seek," "continue," "possible," "might," "forecasts," "will," "may," "potential," "should," and similar expressions are forward-looking statements.  These forward-looking statements reflect management's current views only as of the date of this annual report and are not intended to give any assurance as to future results.  As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this annual report and include statements with respect to, among other things:

•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies, including potential expansion into and acquisition of assets and businesses in other sectors of the shipping industry;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	fluctuations in currencies, interest rates, and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for U.S. Dollars, or LIBOR, after June 30, 2023, on any of our debt referencing LIBOR in the interest rate;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including dry-docking, surveys, upgrades, crewing and insurance costs, bunker prices, and fuel prices;
•	the adequacy of our insurance to cover our losses;
•	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	our ability to repay or refinance our existing debt and our settling of interest rate swaps (if any);
•	our ability to incur additional indebtedness on acceptable terms or at all, to access the public and private debt and equity markets, and to meet our restrictive covenants and other obligations under our credit facilities, including our $675 Million Credit Facility (as defined below);
ii

•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers, and other market participants with respect to our Environmental, Social, and Governance ("ESG") practices;
•	our ability to comply with additional costs and risks related to our ESG policies;
•	the effect of applicable sanctions or embargo laws;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	our ability to acquire newbuildings and second-hand vessels on terms acceptable to us from our Sponsor or third parties and the timely deliveries of such vessels if and when acquired;
•	our ability to compete successfully for future chartering opportunities upon the expiration or termination of existing vessel employment arrangements;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, including regulations relating to ballast water and fuel sulfur, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	availability of skilled labor, vessel crews, and management;
•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;
•	our anticipated taxation and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduced the maximum amount of sulfur that vessels may emit into the air and became effective January 1, 2020;
•	potential liability from any pending or future litigation and potential costs due to environmental damage and vessel collisions;
iii

•	potential liability from future litigation related to claims raised by public-interest organizations or activism with regard to our failure to adapt or mitigate climate impact;
•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, a regional level imposed by regional authorities such as the European Union, and/or a national level imposed by individual countries;
•	our ability to successfully compete for, enter into, and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;
•	business disruptions, including supply chain congestion, due to climate conditions, political events, public health threats, and international hostilities and instability, including the ongoing conflict between Russia and Ukraine, piracy or acts by terrorists, or other disasters;
•	the impact of public health threats and outbreaks of highly communicable diseases;
•	the length and severity of epidemics and pandemics, including the worldwide novel coronavirus, or COVID-19, outbreak, and any consequent impacts across our business on demand;
•	the impact of adverse weather and natural disasters;
•	future sales of our common units in the public market;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
•	our business strategy and other plans and objectives for future operations;
•	technology risks associated with energy transition and fleet and/or systems renewal, including in respect of alternative propulsion systems; and
•	other factors detailed in this annual report and from time to time included in our periodic reports.

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

We undertake no obligation, and specifically decline any obligation, to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable laws.  New factors emerge from time to time, and it is not possible for us to predict all of these factors which may adversely affect our results.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. If one of more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

We make no prediction or statement about the performance of our units or our debt securities. The various disclosures included in this annual report and in our other filings made with the U.S. Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects, and results of operations should be carefully reviewed and considered.

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

Table of Contents	1

We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.

We have derived, and believe we will continue to derive, all of our revenues from a limited number of charterers, such as SEFE, Equinor, and Yamal. For the year ended December 31, 2022, during which we derived our operating revenues from three charterers, SEFE accounted for 43%, Yamal accounted for 41%, and Equinor accounted for 16% of our total revenues. All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the charterer's failure to make charter payments to us because of financial inability, disagreements with us, or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas, epidemics and pandemics, such as COVID-19, events in Russia and Ukraine or any resulting sanctions that may be imposed, and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations, and ability to pay any distributions, including reduced distributions, to our unitholders.

In addition, a charterer may exercise its right to terminate its charter if, among other things:

•	the vessel suffers a total loss or is damaged beyond repair;
•	we default on our obligations under the charter, including prolonged periods of vessel off-hire;
•	war or hostilities significantly disrupt the free trade of the vessel;
•	the vessel is requisitioned by any governmental authority; or
•	a prolonged force majeure event occurs, such as war, political unrest, or a pandemic which prevents the chartering of the vessel, in each such event in accordance with the terms and conditions of the respective charter.

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

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition.  Any of these factors may decrease our revenue and cash flows.  Further, the loss of any of our charterers, charters, or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition, and ability to make distributions to our unitholders and result in an event of default under our debt agreements.

Table of Contents	2

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

Due to the small size of our Fleet, any delay in the completion time of the dry-dockings or overrun of costs caused by additional days of work could have a material adverse effect on our business, results of operations, and financial condition and could significantly reduce or eliminate our ability to pay any distributions on either or both of our common or preferred units.

The Clean Energy, Ob River, and Amur River completed their scheduled dry-docking, as well as the respective installation of the ballast water treatment systems (“BWTS”) in 2022. We expect that the next scheduled dry-dockings for our remaining vessels will be longer and more costly than normal as a result of the need to install BWTS on each vessel in order to comply with regulatory requirements.

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

Table of Contents	3

Major outbreaks of diseases (such as COVID-19) and governmental responses thereto could adversely affect our business.

Since the beginning of calendar year 2020, the COVID-19 pandemic negatively affected economic conditions, the supply chain, the labor market, the demand for shipping regionally, as well as globally, and may continue to impact our operations and the operations of our customers and suppliers. The COVID-19 pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If we experience a resurgence of the COVID-19 pandemic, the adverse impact on the global economy and the rate environment for LNG carriers may deteriorate and our operations and cash flows may be negatively impacted. The extent of a pandemic's impact on our financial and operational results, which could be material, will depend on the length of time that the pandemic continues and whether subsequent waves of the infection happen. Uncertainties regarding the economic impact of the a pandemic are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments approved large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to sustain the business and financial condition of companies in the shipping industry.

We have experienced some logistical challenges across our fleet due to the COVID-19 outbreak, however, as of December 31, 2022, we have not experienced any material negative financial impacts to our results of operations or financial position as a result of COVID-19. Effects of the most recent pandemic included, among others:

•	deterioration of economic conditions and activity and of demand for shipping;
•	operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing);
•	potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions;
•	reduced cash flow and financial condition, including potential liquidity constraints;
•	credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital, including to finance our existing debt obligations;
•	potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•	potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants;
Table of Contents	4

•	potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities;
•	due to quarantine restrictions placed on persons and additional procedures using commercial aviation and other forms of public transportation, our crew may have difficulty embarking and disembarking on our ships. Restrictions have in certain cases delayed crew embarking and disembarking on our ships, although they have not functionally affected our ability to crew our vessels;
•	international transportation of personnel could be limited or otherwise disrupted. In particular, our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfilment. Any such disruptions could impact the cost of rotating our crew, and possibly impact our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts, which local experts may vary in skill and are difficult to supervise remotely for work we ordinarily address in-house; and
•	potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, took precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses were required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against epidemics, such as COVID-19, in a number of countries may restrict crew rotations on our vessels. Delays in crew rotations have led to issues with crew fatigue, which may result in delays and additional costs relating to crew wages paid to retain the existing crew members on board or other operational issues. We have incurred and may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.

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

The occurrence or continued occurrence of any of the foregoing events or other epidemics or a resurgence, or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay distributions.

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

Table of Contents	5

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

Table of Contents	6

We have entered, and may enter in the future, into contracts, charters, newbuilding and conversion contracts with shipyards, debt agreements with financial institutions, our Sponsor and other counterparts, interest rate swaps, foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and work stoppages or other labor disturbances, including as a result of the ongoing COVID-19 pandemic. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, it is possible that third parties with whom we have financing arrangements or charter contracts may be impacted by events in Russia and Ukraine or any resulting sanctions that may be imposed which could adversely affect their ability to perform under such contracts. On April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024. ATB was among several lenders to our $675 Million Credit Facility representing an approximately 3.6% lender participation. On October 12, 2022 and pursuant to the designation of ATB an SDN, the Partnership, in agreement with all lenders of the $675 Million Credit Facility, made a voluntary prepayment of $18.73 million which was applied in prepayment of the entire participation of ATB to the $675 Million Credit Facility. An amount equal to the above-mentioned prepayment was released from the Cash Collateral Account, which was presented as Non- current Restricted Cash in the Consolidated Balance Sheet as of December 31, 2022 (see Note 5 to our consolidated financial statements included under "Item 18. Financial Statements" of this annual report) thereunder in order to make the prepayment.

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

As noted above, the amount of cash we can distribute on our common and preferred units depends in part on the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;
•	the level of our operating costs, such as the cost of crews and insurance;
•	the continued availability of natural gas production;
•	demand for LNG;
•	supply of LNG carriers;
•	prevailing global and regional economic and political conditions, including the any economic downturns caused by the spread of the novel COVID-19 virus;
•	currency exchange rate fluctuations; and
Table of Contents	7

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring second-hand vessels and complying with regulations;
•	the number of unscheduled off-hire days for our Fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;
•	our debt service requirements and restrictions on distributions contained in our debt instruments;
•	the level of debt we will incur to fund future acquisitions;
•	fluctuations in interest rates;
•	fluctuations in our working capital needs;
•	variable tax rates;
•	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
•	our ability to make, and the level of, working capital borrowings;
•	the performance of our subsidiaries and their ability to distribute cash to us; and
•	the amount of any cash reserves established by our Board of Directors.

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

We have secured an estimated contract backlog of $1.0 billion for the vessels in our Fleet as of the date of this annual report, $0.13 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following a dry-docking. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate, which is calculated based on the budget agreed at the inception of the contract, due to the yearly variations in the respective vessels' operating costs. Notwithstanding our current estimated contracted backlog, one of our principal objectives is to enter into additional multi-year time charters upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

Table of Contents	8

•	size, age, technical specifications and condition of the ship;
•	efficiency of ship operation and reputation for operation of highly specialized vessels;
•	LNG shipping experience and quality of ship operations;
•	shipping industry relationships and reputation for customer service;
•	technical ability and reputation for operation of highly specialized ships;
•	quality and experience of officers and crew;
•	safety record;
•	the ability to finance ships at competitive rates and financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	its willingness to assume operational risks;
•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and
•	competitiveness of the bid in terms of overall price.

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

Our vessels are employed with only three different charterers. Our existing and future charterers have and will likely have the right to terminate our current or future charters in certain circumstances, such as loss of the ship or damage to it beyond repair, defaults by us in our obligations under the charter, or off-hire beyond allowances contained in the charter agreement. In addition, one of our charterers, Yamal, trades primarily from LNG ports and to the best of our knowledge is owned or controlled by Russian entities. Due to the recent ongoing conflicts between Russia and Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this report, numerous sanctions against Russia. The war between Russia and Ukraine is, however, still ongoing, which may result in the imposition of further economic sanctions in addition to the ones already announced by the United States, Europe, amongst other countries which could adversely affect our charterers and result to the early termination of our time charter contracts with Yamal.

Table of Contents	9

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

Table of Contents	10

Our indebtedness accrues interest based on LIBOR, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease by June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. The Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, has identified the Secured Overnight Finance Rate (“SOFR”) as published by the Federal Reserve Bank of New York as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets and the one we expect to use following the transition away from LIBOR. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to SOFR prior to June 2023.

In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us. The counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to non-performance of our counterparties under our debt agreements.

In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of other vessels from affiliated or unaffiliated third parties.

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

Table of Contents	11

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

Table of Contents	12

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

Our Partnership Agreement provides that our Board of Directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. The Partnership Act states that a member or manager's "duties and liabilities may be expanded or restricted by provisions in the Partnership Agreement." As permitted by the Partnership Act, our Partnership Agreement contains provisions that reduce the standards to which our General Partner and our directors and our officers may otherwise be held by Marshall Islands law. For example, our Partnership Agreement:

•	provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders' interests. Our General Partner may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our General Partner will be made by its sole owner. Specifically, our General Partner may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint certain of our directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the general partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;
Table of Contents	13

•	provides that our directors and officers are entitled to make other decisions in "good faith," meaning they reasonably believe that the decision is in our best interests;
•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our Board of Directors, or our Conflicts Committee, and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third-parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our Board of Directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and
•	provides that neither our General Partner nor our officers or our directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our General Partner, our directors or officers or those other persons engaged in actual fraud or willful misconduct.

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

Our Manager, which is wholly-owned by Mr. Georgios Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to a Master Agreement (and underlying Vessel Management Agreements) (as defined in "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management"). We currently pay our Manager a fee of $2,917 per day for each vessel for providing our vessel owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $7.8 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2022.The management fee increases by 3% annually unless otherwise agreed, between us, with approval of our Conflicts Committee, and our Manager. The management fees payable for the vessels may be further increased if our Manager has incurred material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee.

We have further entered into an executive services agreement, or the Executive Services Agreement, on March 21, 2014, with retroactive effect to the date of the closing of our IPO, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, which expired in November 2018 but was automatically renewed for a successive five year term (unless terminated earlier), payable in equal monthly installments. After the expiration of the firm period, the Executive Services Agreement will automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2022, we incurred approximately $0.6 million in connection with this agreement.

Pursuant to an administrative services agreement, or the Administrative Services Agreement, that we entered into on December 30, 2014 and with effect from the date of the closing of our IPO, our Manager also provides us with certain administrative and support services (including certain financial, accounting, reporting, secretarial and information technology services) for which we currently pay a monthly fee of $10,000, plus all related costs and expenses, payable in quarterly installments. As of December 31, 2022, we incurred $0.1 million in connection with this agreement.

Table of Contents	14

For a description of our Master Agreement, Executive Services Agreement and Administrative Services Agreement, see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions." The fees and expenses payable pursuant to the Master Agreement (and underlying Vessel Management Agreements), Executive Services Agreement and the Administrative Services Agreement will be payable without regard to our financial condition or results of operations. The payment of such fees could adversely affect our ability to pay cash distributions to our unitholders.

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

•	The unitholders are unable to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units (including common units held by the General Partner and its Affiliates) voting together as a single class is required to remove our General Partner. Our Sponsor currently owns 15,595,000 of our common units, representing approximately of the outstanding common units.
•	Our Partnership Agreement contains provisions that limit the removal of members of our Board of Directors. Appointed Directors may be removed (i) without Cause (as defined in the Partnership Agreement) only by the General Partner and (ii) with Cause only by the General Partner, the vote of the holders of a majority of the outstanding units at a properly called meeting of our Limited Partners, or by vote of the majority of the other members of our Board of Directors. Elected Directors may be removed with Cause only by vote of the majority of the other members of our Board of Directors or by a vote of the majority of the outstanding common units at a properly called meeting of our Limited Partners.
•	Common unitholders are entitled to elect only three of the five members of our Board of Directors. Our General Partner in its sole discretion appoints the remaining two directors.
•	Election of the three directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the two directors appointed by our General Partner serve until a successor is duly appointed by the General Partner.
•	Our Partnership Agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.
•	Unitholders' voting rights are further restricted by the Partnership Agreement providing that if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates or a transferee approved by the Board of Directors, acquires, in the aggregate, beneficial ownership of more than 4.9% of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests of such class or series in excess of 4.9%, except for the Series A Preferred Units and Series B Preferred Units, and such limited partner interests will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for nominating a person for election to our Board of Directors), determining the presence of a quorum, or for other similar purposes. The voting rights of any such limited partner interests in excess of 4.9% will effectively be redistributed pro rata among the other limited partner interests (as applicable) holding less than 4.9% of the voting power of such class or series. Our General Partner, its affiliates and persons who acquired limited partner interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
Table of Contents	15

•	There are no restrictions in our Partnership Agreement on our ability to issue additional equity securities.

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

We subcontract the commercial and technical management of our Fleet, including crewing, maintenance and repair pursuant to the Master Agreement with our affiliated Manager for the commercial and technical management of our Fleet. The loss of our Manager's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. In addition, our Manager provides us with significant management, administrative, executive, financial and other support services.

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

Table of Contents	16

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

Table of Contents	17

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

Table of Contents	18

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

A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing vessel utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the current global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including, without limitation:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;
•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;
•	changes in governmental and maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•	environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels;
•	any significant explosion, spill or other incident involving an LNG facility or carrier;
•	infrastructure constraints, including but not limited to, delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;
•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;
•	concerns regarding pandemics, such as the COVID-19 outbreak, other diseases and viruses, safety and terrorism;
Table of Contents	19

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;
•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or
•	negative global or regional economic or political conditions, including the economic downturn caused by the spread of the novel COVID-19 virus, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

According to Drewry Shipping Consultants Ltd., or Drewry, LNG trade has increased during 2016 and 2021. While India and China were main drivers of LNG trade during 2016-18, Europe played a dominant role in 2019. China's LNG import growth rate declined 14.8% year over year to 61.9 million tons in 2019. Previously, China's LNG import grew 46.1% year over year in 2017 and 41.1% in 2018. In 2019, France's LNG imports more than doubled to 16 million tons, compared to 2018. Spain's LNG imports grew 61.0% year over year in 2019 to 16.1 million tons. In 2019, LNG trade grew by 11.5% year over year to 349 million tons. However, demand from the key Asian importers, Japan and South Korea declined in 2019 as a change in priorities has marked a shift back to nuclear energy and increased focus on renewables. In 2020, the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade as many economies imposed lockdowns. Global LNG trade grew at only 0.7% year over year in 2020 compared to 13.3% year over year in 2019 and 7.8% year over year in 2018. Following slump in LNG demand in Asian countries, many U.S. cargos were cancelled. Global LNG trade grew 6.5% year over year in 2021 mainly driven by recovery in global economy and higher LNG demand. Increasing LNG imports from Europe led to a 7.8% year over year increase in global LNG trade to 401.4 million tons per annum in 2022.

Volatile natural gas and oil prices may adversely affect our growth prospects and results of operations.

Natural gas prices are volatile in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

•	price and availability of crude oil and petroleum products;
•	worldwide and regional supply of, demand for and price of natural gas;
•	the costs of exploration, development, production, transportation and distribution of natural gas;
•	expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;
•	the level of worldwide LNG production and exports;
•	government laws and regulations, including but not limited to environmental protection laws and regulations;
•	local and international political, economic and weather conditions, including an economic downturn caused by the spread of the novel COVID-19 virus;
Table of Contents	20

•	political and military conflicts including the conflicts between Russia and Ukraine; and
•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries as well as alternate sources of primary energy such as renewables.
•	LNG prices surged in 2022 on account of high European LNG demand, low inventory levels and geopolitical uncertainty. After peaking in August 2022, LNG prices have declined on account of mild winter in Europe and higher European inventory levels. A continuation of current low natural gas and LNG prices could negatively affect us in a number of ways, including the following: a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
•	low oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;
•	high oil prices negatively affecting the competitiveness of natural gas to the extent that natural gas prices are benchmarked to the price of crude oil;
•	low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;
•	lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;
•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;
•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact our compliance with the covenants in our loan agreements.

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

Table of Contents	21

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

Factors that influence vessel values include:

•	prevailing economic conditions in the natural gas and energy markets;
•	a substantial or extended decline in demand for LNG;
•	increases in the supply of vessel capacity;
•	the size and age of a vessel; and
•	the cost of retrofitting or modifying second-hand vessels, if possible, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

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

According to Drewry, during the period from 2011 to February 2023, the global fleet of LNG carriers grew from 360 to 683 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolitions. Only 33 LNG carriers, representing 4.8% of the LNG vessels currently in service, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating, according to Drewry.

Although the global newbuilding orderbook dropped sharply in 2008, 2009 and 2010, ordering activity increased in 2011 and 2012 in light of Fukushima nuclear disaster. According to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and 34 in 2012. In 2013 and 2014 ordering activity remained firm and a total of 100 newbuild orders were placed. New orders declined in 2015 to 32, followed by only 7 new orders placed in 2016. In 2017, 14 new LNG orders were placed, however; in 2018 low newbuilding prices and high charter rates attracted investment in the LNG market and 76 LNG carriers (which includes LNG bunkering and small scale LNG carriers) were ordered during the year. Strong new order momentum continued in 2019 with 61 LNG carriers ordered in 2019. In 2020, 55 LNG vessels were ordered. Qatar’s LNG newbuilding berth reservation and quicker than expected recovery in LNG trade prompted companies to secure new vessels before newbuilding prices strengthen. New orders for LNG vessels have surged in the last two years and 84 and 175 LNG vessels were ordered in 2021 and 2022 respectively. Qatar’s mega-LNG carrier order comprised 66 of the total orders in 2022, while major shipowners jumped in to secure shipbuilding slots in a market with tight shipbuilding capacity and rising newbuild prices. As of February 28, 2023, the newbuilding orderbook consisted of vessels with a combined capacity of 52.7 million cbm, equivalent to 32.6% of the current global LNG carrier fleet capacity, according to Drewry. The delivery of these newbuildings will be spread out between 2023 and 2028.

Table of Contents	22

According to Drewry, as of February 28, 2023, there were 52 LNG carriers in the size range of 149,000-155,000 cbm in the LNG trading fleet, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment on orderbook, which have moss spherical containment system.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have focused on the implications and social cost of their investments. Equityholder proposals submitted on environmental matters and, in particular, climate-related proposals have increased for the second consecutive year and those submitted environmental proposals that did go to a vote received greater shareholder support than previous years. The increased attention and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company's ESG practices. Companies which do not adapt to or comply with investor, lender, or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and incur costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders, and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint, and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude LNG transport companies, such as us, from their investing portfolios altogether due to environmental, social, and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

Table of Contents	23

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

Our operating expenses and dry-dock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and may affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel are unpredictable and fluctuate based on events and factors outside our control, including geopolitical developments (such as the ongoing military conflict between Russia and Ukraine), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, political instability, regional production patterns and environmental concerns. These events and factors may increase vessel operating and dry-docking costs further, which could materially and adversely affect our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

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

Table of Contents	24

The operation of LNG carriers is inherently risky and an incident involving significant loss of or environmental consequences involving any of our vessels could harm our reputation and business.

Our vessels and their respective cargoes are at risk of being damaged or lost because of events and factors that include but are not limited to:

•	marine disasters;
•	piracy;
•	environmental accidents and hazards;
•	weather;
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	human error; and
•	political unrest, war, including the war between Russia and Ukraine, and terrorism.

Table of Contents	25

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;
•	delays or failure in the delivery of cargo;
•	loss of revenues from or termination of charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	spills, pollution and the liability associated with the same;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.

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

Table of Contents	26

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

Volatile economic conditions may adversely impact our ability to obtain financing or refinance our current or future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, unstable and volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets experienced extreme volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue as certain geopolitical events develop, such as the ongoing conflict between Russia and Ukraine. Such instability and volatility have negatively affected the general willingness of banks, other financial institutions and lenders to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.  These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing.  The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all.  Economic conditions may also adversely affect the market price of our common units.

Beginning in February of 2022, the United States, European Union, United Kingdom and other countries announced various economic sanctions against Russia in connection with the aforementioned conflicts in Ukraine, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including LNG. Additionally, the executive order prohibits any new investments in the Russian energy sector by U.S. persons, among other restrictions.

Further, we may not be able to access our existing cash due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of Silicon Valley Bank (a bank unrelated to us and our activities). If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as a result of increases in interest rates, stricter lending standards, refusals to extend debt financing at all or on similar terms as existing debt arrangements, reductions, and in some cases, termination of funding to borrowers on the part of many lenders. Due to these factors, we cannot be certain that financing or any alternatives will be available to the extent required, or that we will be able to finance or refinance our current or future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of newbuildings (if any) and additional vessels or otherwise take advantage of business opportunities as they arise.

Table of Contents	27

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

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the war between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions or us, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

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

Table of Contents	28

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

Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a vessel owner's or operators' intentional or reckless conduct. The 2010 Deepwater Horizon oil spill has resulted in additional regulatory initiatives, including the raising of liability caps under OPA. On February 24, 2014, the U.S. Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability for off-shore facilities under OPA based on inflation, effective in January 2015. The U.S. Bureau of Safety and Environmental Enforcement, or BSEE, published an amended “Well Control Rule” in 2019, which rolled back certain reforms regarding the safety of drilling operations. In 2021, U.S. President Biden signed an executive order suspending new leases for oil and gas drilling in federal waters and instructed the Department of the Interior (“DOI”) to review the 2019 Well Control Rule. In 2022, the DOI proposed revisions to the Well Control Rule with the stated goal of addressing regulatory requirements to improve operations that use a Blowout Preventer system, and BSEE oversight of such operations. Final action on the proposed rule could take place in 2023.

Compliance with OPA and other environmental laws and regulations also may result in vessel owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.

Table of Contents	29

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

The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, although more than fifteen countries have ratified or approved accession of the Hong Kong Convention, the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We were required to comply with EU Ship Recycling Regulation by December 31, 2020, since our ships trade in EU region. One of our vessels, the Artic Aurora, is a Maltese flagged vessel. Malta is an EU Member State.

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

In 2011, IMO agreed to include a new chapter on "energy efficiency" in MARPOL Annex VI and adopted mandatory energy efficiency regulations for ships – Energy Efficiency Design Index (EEDI) for new ships, and Ship Energy Efficiency Management Plan (SEEMP) for all ships. The EEDI has subsequently been strengthened, and some of its deadlines accelerated, through further amendments. In 2016 IMO adopted the mandatory IMO Data Collection System (DCS) for ships to collect and report fuel oil consumption data from ships over 5,000 gt - first calendar year data collection completed in 2019. A range of IMO-led global projects initiated since 2012 support developing countries in ratifying MARPOL Annex VI and implementing the energy efficiency measures and to support and encourage pilot projects, innovation and R&D. In 2020, the IMO 2020 0.50% sulphur limit entered into force – cutting total sulphur oxide emissions from shipping by over 75%. In June 2021, IMO adopted short-term measures to reduce carbon intensity of all ships by 40% by 2030, compared to 2008.

The IMO Initial Strategy on the reduction of GHG emissions from shipping sets key ambitions. This is a policy framework. The main goals are: to cut annual greenhouse gas emissions from international shipping by at least half by 2050, compared with their level in 2008, and work towards phasing out GHG emissions from shipping entirely as soon as possible in this century. The Initial GHG Strategy envisages a reduction in carbon intensity of international shipping (to reduce CO2 emissions per transport work), as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008. The Initial Strategy will likely be revised within 2023.

We continue to evaluate different options in complying with IMO and other rules and regulations. All of our vessels are on long-term time charter and the expense of fuel is for the charterer’s account. As such, the ability of our vessels to burn low sulfur fuel may factor into our charterers’ or potential charterers’ decisions relating to the employment of our vessels. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive for our charterers to operate our vessels on certain trading routes without scrubbers or without incurring deviation time to obtain compliant fuel. Charterers may request that scrubbers be installed and scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further there is a risk that if the fuel spread between high sulfur fuel oil ("HSFO") and very low sulfur fuel oil ("VLSFO") continues to shrink, and therefore the alternative cost related to scrubber investments may increase.

Table of Contents	30

Our operations and the performance of our vessels, and as a result our results of operations, cash flows and financial position, may be negatively affected to the extent that compliant sulfur fuel oils are unavailable, of low or inconsistent quality, if de-bunkering facilities are unavailable to permit our vessels to accept compliant fuels when required, or upon occurrence of any of the other foregoing events. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As a result, an increase in the price of fuel beyond our expectations may adversely affect our charterers’, and by extent, our profitability at the time of charter negotiation. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation. While we carry cargo insurance to protect us against certain risks of loss of or damage to the procured commodities, we may not be adequately insured to cover any losses from such operational risks, which could have a material adverse effect on us. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

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

Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the Non-Financial Reporting Directive (NFRD) prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

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

Table of Contents	31

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

Table of Contents	32

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. For example, OPA affects all vessel owners shipping oil to, from or within the United States. Under OPA, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, and the subsequent release of oil into the Gulf of Mexico, or other events, has resulted in increased, and may result in further, regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

Regulations relating to ballast water discharge which came into effect during September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. Three of our vessels had on- board ballast water management system installed in 2022, during the completion of their scheduled special survey, while the remaining three of our vessels intend to have on-board ballast water management systems installed within their special surveys due in 2023.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency, or EPA, develop national standards of performance. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, but a final rule has not been promulgated. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Please see "Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations."

Table of Contents	33

Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.

We are an international company and conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay distributions, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of ongoing challenges, including trade tensions between the United States and China, Brexit, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries, and stabilizing growth in China.

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

In addition, we may be affected, either directly or indirectly, by continuing political tension in Europe between Russia and Ukraine following Russia's annexation of Crimea through our customer Yamal, which is trading from Russia. The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This conflict has disrupted supply chains and cause instability in the energy markets and the global economy, with effects on the LNG market, which has experienced volatility.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in Ukraine, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

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

Table of Contents	34

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

Although no vessels operated by us called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities ("Sanctioned Jurisdictions") in violation of applicable sanctions or embargo laws during 2022, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that,  in the future our vessels may call on ports in Sanctioned Jurisdictions on charterers' instructions and/or without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common units could be adversely affected.

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

Table of Contents	35

Additionally, although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may in the future be the subject of sanctions or embargo laws imposed by the U.S. or other applicable governmental bodies, including in response to events relating to Russia and Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions or embargo laws, we may suffer reputational harm and our results of operations may be adversely affected.

With respect to U.S. sanctions against Russia, the U.S. Office of Foreign Assets Control (OFAC) administers a sectoral sanctions program, which targets specific industries or sectors of the Russian economy. Transactions with companies designated under the Sectoral Sanctions Identifications List ("SSI List") are not completely prohibited. Under OFAC's 50 percent rule, a company owned 50 percent or more, in the aggregate by an SSI-Listed entity will also be the subject of the same restrictions as the SSI-Listed entity. We have a chartering relationship with Yamal Trade Pte ("Yamal"), which may be indirectly owned 50 percent or more by an SSI-Listed entity under Directive 2 of Executive Order 13662. In addition, pursuant to Executive Order 14066, the U.S. has imposed restrictions on the import into the U.S. of certain energy products from the Russian Federation, as well as new investments in the energy sector of the Russian Federation. In the future, the U.S. may impose greater sanctions, including, but not limited to, by adding Yamal or other counterparties to OFAC's Specially Designated Nationals and Blocked Persons List (the "SDN List"). In addition, our reputation and the market for our securities may be adversely affected by our engagement in certain other activities, such as our dealings with Yamal or other SSI-Listed entities or their subsidiaries, or if we enter into charters with other individuals or entities in countries that are the subject of U.S. sanctions and embargo laws that are not controlled by the governments of those countries, engage in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments, or otherwise engage in activities that are prohibited by U.S., the European Union or other sanctions to the extent that such sanctions may be applicable. Furthermore, because we derive, and expect to continue to derive, all of our revenues from a limited number of charterers, our business would be materially adversely affected if we were to determine that we are required because of applicable sanctions, to terminate our relationships with Yamal or any of our other charterers, or if the negative impact of these or any additional sanctions imposed in the future threaten the viability of the Yamal LNG Project or otherwise cause Yamal or any of our other charterers to end their relationships with us. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

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

Table of Contents	36

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

Risks Relating to our Common Units

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to factors including:

•	our payment of cash distributions to our unitholders;
•	actual or anticipated fluctuations in quarterly and annual results;
•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;
•	mergers and strategic alliances in the shipping industry;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	shortfalls in our operating results from levels forecasted by securities analysts; announcements concerning us or our competitors;
•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;
•	general economic conditions;
•	terrorist acts;
•	business interruptions caused by the ongoing COVID-19 pandemic;
•	future sales of our units or other securities;
Table of Contents	37

•	investors' perception of us and the LNG shipping industry;
•	the general state of the securities market; and
•	other developments affecting us, our industry or our competitors.

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

The price of our common units has fluctuated in the past, has recently been volatile and may be volatile in the future.  The closing price of our common units has ranged from a price of between $2.15 and $3.25 over the last six months without any discernible announcements or developments by the Partnership or third parties to substantiate the movement of the price of our common units.  The price of our common units may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the ongoing outbreak of the novel COVID-19 virus has caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common units. The market price for our common units may be influenced by many factors, including the following:

•	investor reaction to our business strategy;
•	our continued compliance with the listing standards of NYSE;
•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	our ability or inability to raise additional capital and the terms on which we raise it;
•	declines in the market prices of stocks generally;
•	trading volume of our common units;
•	sales of our common units by us or our unitholders;
•	general economic, industry and market conditions;
•	an increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities; and
•	other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, including the war between Russia and Ukraine, public health issues including health epidemics or pandemics, such as the COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

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

Table of Contents	38

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of securities, known as a "short squeeze". These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the Partnership. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our units would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our units at a rate that is significantly disconnected from our underlying value.

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

We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities, subject to the restriction in our $675 Million Credit Facility that the Sponsor must own at least 30% of our total common units outstanding. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The issuance by us of additional common units or other equity securities of equal or senior rank may have the following effects:

•	our existing unitholders' proportionate ownership interest in us will decrease;
•	the amount of cash available for distribution per unit may decrease;
•	the relative voting strength of each previously outstanding unit may be diminished; and
•	the market price of our common units may decline.

Table of Contents	39

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

Table of Contents	40

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

As of December 31, 2022, we had total outstanding long-term debt of $499.9 million, consisting of amounts outstanding under our fully drawn $675 Million Credit Facility (as defined below). In addition, until November 14, 2023, we have the ability to borrow an additional $30 million under our interest free $30 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.

Table of Contents	41

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

Furthermore, repayments under our $675 Million Credit Facility are amortized over five years, with the final instalment and balloon payment of $385 million, in aggregate, due at maturity in September 2024. At maturity, we may not be able to repay or refinance outstanding amounts under our $675 Million Credit Facility on terms acceptable to us or at all. Our ability to obtain additional financing or refinance our existing indebtedness on terms acceptable to us may depend on, among other things, the actual or perceived creditworthiness of our charterers, the market value of our fleet, and market conditions at that time. If we are unable to meet our debt obligations and we default under our $675 Million Credit Facility, our lenders thereunder could, among other things, foreclose their liens on our vessels and the other assets securing our $675 Million Credit Facility, which would impair our ability to continue to conduct our business.

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

Table of Contents	42

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

In addition, our credit facilities may prohibit the payment of distributions to our Series A and Series B preferred unitholders upon the occurrence of events of default under our debt agreement, which may include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;
Table of Contents	43

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;
•	default under other indebtedness;
•	an event of insolvency or bankruptcy;
•	failure of any representation or warranty to be materially correct; and
•	a change of control whereby the Partnership or its affiliates no longer hold, indirectly or directly, 100% of the interests in Arctic LNG Carriers.

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

Table of Contents	44

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

Table of Contents	45

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

These conflicts include, among others, the following situations:

•	neither our Partnership Agreement nor any other agreement requires our Sponsor or our General Partner or their respective affiliates to pursue a business strategy that favors us or utilizes our assets, and their officers and directors have a fiduciary duty to make decisions in the best interests of their respective unitholders, which may be contrary to our interests;
•	our Partnership Agreement provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders' interests. Specifically, our General Partner may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint certain directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the General Partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;
•	our General Partner and our directors and officers have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the General Partner and our directors and officers, all as set forth in the Partnership Agreement;
Table of Contents	46

•	our General Partner and our Manager are entitled to reimbursement of all reasonable costs incurred by them and their respective affiliates for our benefit; our Partnership Agreement does not restrict us from paying our General Partner and our Manager or their respective affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;
•	our General Partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right; and
•	although a majority of our directors are elected by common unitholders, our General Partner will likely have substantial influence on decisions made by our Board of Directors.

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

Table of Contents	47

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

Table of Contents	48

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

We believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2022, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see "Item 10. Additional Information—E. Taxation."

United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States unitholders.

A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of "passive income" or at least 50% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, we believe that we were not a PFIC in the year ended December 31, 2022 and do not expect to be a PFIC for any future taxable year. For this purpose, we intend to take the position that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC.

Table of Contents	49

Our position is not free from doubt, and it is possible that the United States Internal Revenue Service, or the IRS, or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse United States federal income tax consequences.  See "Item 10. Additional Information—E. Taxation" for a more detailed discussion of the United States federal income tax consequences to United States unitholders if we are treated as a PFIC.

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

Our principal executive offices are located at Poseidonos Avenue and Foivis 2 Street 166 74 Glyfada, Athens, Greece. Our telephone number at that address is +30 210 891 7960. Our website is www.dynagaspartners.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's internet site is http://www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report. For more information, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities."

B.	BUSINESS OVERVIEW

Since our IPO in November 2013, we have been a growth-oriented limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels at the end of 2015.  However, as a result of the significant challenges facing the listed midstream energy MLP industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging.   All of the vessels in our Fleet are currently contracted on time charters with international energy companies, including SEFE, Equinor and Yamal, which we expect to provide us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates.

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

Our Fleet

As of April 21, 2023, we owned and operated a fleet of six LNG carriers, consisting of the three modern steam turbine LNG carriers in our Initial Fleet, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three modern tri-fuel diesel electric (TFDE) propulsion technology Ice Class LNG carriers that we additionally acquired from our Sponsor the Arctic Aurora, the Yenisei River, and the Lena River, which we collectively refer to as our "Fleet." As of April 21, 2023, the vessels in our Fleet had an average age of 12.7 years and are contracted under multi-year charters with an average remaining charter term of approximately 6.3 years. All of the vessels in our Fleet vessels are currently employed on multi-year time charters with international energy companies such as SEFE, Equinor and Yamal.

Table of Contents	50

Since the end of the first fiscal year following our IPO, which occurred in November 2013 and as of the date of this annual report, we have increased the total capacity of the vessels in our Fleet by approximately 104% and as of the date of this annual report, the estimated contracted revenue backlog of our Fleet was approximately $1.0 billion, $0.13 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The variable hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following the dry-dock. The actual amount of revenues earned in respect of such operating cost component of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels' operating costs. The average remaining contract duration is approximately 6.3 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day.  Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. Georgios Prokopiou. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

All of the vessels in our Fleet other than the Clean Energy have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, equivalent to ARC4 of the Russian Maritime Register of Shipping Rules, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, as of February 28, 2023, only 33 LNG carriers, representing 4.8% of the LNG vessels in the global LNG fleet, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating. Moreover, in 2012, we were the first company in the world to operate LNG carriers on the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, and continue to be one of a limited number of vessel operators to currently do so. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.

We believe that the key characteristics of each of the vessels in our Fleet include the following:

•	optimal sizing with a carrying capacity of between approximately 150,000 and 155,000 cbm (which is a medium- to large-size class of LNG carrier) that maximizes operational flexibility as such vessel is compatible with most existing LNG terminals around the world;
•	the vessels in our Fleet consist of two series of sister vessels, which are vessels built at the same shipyard, Hyundai Heavy Industries Co. Ltd., that share (i) a near-identical hull and superstructure layout, (ii) similar displacement, and (iii) roughly comparable features and equipment;
•	utilization of a membrane containment system that uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and that uses the vessel's hull to directly support the pressure of the LNG cargo, which we refer to as a "membrane containment system" (see "—The International Liquefied Natural Gas (LNG) Shipping Industry—The LNG Fleet" for a description of the types of LNG containment systems); and
•	double-hull construction, based on the current LNG shipping industry standard.

Table of Contents	51

According to Drewry, as February 28, 2023, there were only 52 LNG carriers in the worldwide LNG trading fleet, including the six vessels in our Fleet, in the size range of 149,000-155,000 cbm, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment in the order book, which has a moss spherical containment system, a well-established spherical containment system designed in Norway and that have been in use for over 49 years.

Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Estimated Earliest Charter Expiration	Latest Charter Expiration	Estimated Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	SEFE	March 2026	April 2026	n/a
Ob River	2007	149,700	Yes	Steam	SEFE	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	SEFE	June 2028	July 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE *	Equinor	August 2026	September 2026(1)	n/a
Yenisei River	2013	155,000	Yes	TFDE *	Yamal	Q4 2033	Q2 2034	Q2 2049(2)
Lena River	2013	155,000	Yes	TFDE *	Yamal	Q2 2034	Q3 2034	Q4 2049(3)

* As used in this annual report, "TFDE" refers to tri-fuel diesel electric propulsion system.

(1)	In December 2022, we entered into a new time charter party agreement with Equinor for the employment of Arctic Aurora, with an initial contract term of three years -30 days/+ 15 days. Under the new time charter agreement, the Arctic Aurora is expected to be delivered to Equinor in September 2023. This charter is in direct continuation of the vessel's previous charter with Equinor, which means that this new charter will commence immediately following the prior charter.
(2)	On August 14, 2018, the Yenisei River was delivered early to Yamal immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, pursuant to an addendum to the charter party with Yamal under which we agreed to extend the firm charter period from 15 years to 15 years plus 180 days. The charter contract for the Yenisei River with Yamal in the Yamal LNG Project has an initial term of 15.5 years, which may be extended at Charterers' option by three consecutive periods of five years.
(3)	On July 1, 2019, the Lena River commenced employment under its long-term charter with Yamal. The charter contract for the Lena River with Yamal in the Yamal LNG Project has an initial term of 15 years, which may be extended at Charterers' option by three consecutive periods of five years.

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

In December 2022, we entered into a new time charter party agreement with Equinor for the employment of Arctic Aurora, with an initial contract term of three years -30 days/+ 15 days. Under the new time charter agreement, the Arctic Aurora is expected to be delivered to Equinor in September 2023. This charter is in direct continuation of the vessel's previous charter with Equinor, which means that this new charter will commence immediately following the prior charter.

The Amur River is employed under a 13-year charter party with SEFE that expires in 2028.

The Ob River is employed under a ten-year charter party with SEFE that expires in 2028.

The Clean Energy is employed under an eight-year charter party with SEFE that expires in 2026.

The charters of the Amur River, the Ob River and the Clean Energy are under the control of the German government as of April 4, 2022 when Gazprom Germania (and all its subsidiaries), the indirect parent of Gazprom Marketing and Trading (GMT Singapore), was placed under the control of the German Government (Federal Network Agency) and renamed to SEFE GmbH. The vessels under the time charters with SEFE no longer trade from Russian LNG ports.

Table of Contents	52

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

Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of April 21, 2023 we had estimated contracted revenue backlog of approximately $1.0 billion, $0.13 billion of which relates to the operating expenses and estimated portion of the hire contained in certain time charter contracts with Yamal, subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels' operating costs, notwithstanding our current estimated contracted backlog. The average remaining contract duration is approximately 6.3 years.

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

In 2022 we earned 41% (2021: 39%) of our revenues from Yamal which primarily traded from Russian LNG ports. Due to the war between Russia and Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this report, numerous sanctions against Russia. However, to date, such sanctions have not expressly prohibited LNG shipping and have not had any adverse effects to the Partnership’s time charter contracts. The war between Russia and Ukraine is, however, still ongoing, which may result in the imposition of further economic sanctions in addition to the ones already announced by the United States, Europe, amongst other countries which could adversely affect our charterers and our future revenues from our time charter contracts with Yamal.

.For information on our customer concentration, please see "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Concentration of Credit Risk."

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

Table of Contents	53

Overview of Natural Gas Market

Natural gas is one of the key sources of global energy, including oil, coal, hydroelectricity, solar, wind, and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas' share of the total global primary energy consumption has risen from 18.1% in 1970 to 24.4% in 2022.

Natural Gas Share of Primary Energy Consumption: 1970-20221

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

Natural gas is primarily used for power generation and heating. According to BP Statistical Review of World Energy - June 2021, worldwide natural gas reserves are estimated at 188.1 trillion cubic meters (cbm), which is enough for nearly 49 years of supply at current rates of consumption. During 2012-2022, natural gas consumption rose 1.9% per annum, with growth of 4.5% per annum in Africa, 4% per annum in the Middle East, 3.7% in the Asia-Pacific, followed by 2.1% per annum in North-America. After declining 2.1% in 2020, global natural gas consumption surged 5.0% in 2021 mainly driven by sharp recovery in global economy. Global natural gas consumption declined slightly in 2022 due to high LNG prices.

Table of Contents	54

In the last decade, a large part of the growth in natural gas consumption has been accounted for by Asia-Pacific, the Middle East and Africa regions, where gas consumption has increased nearly 1.5 times between 2012 and 2022.

World Natural Gas Consumption: 1970-20221

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

Table of Contents	55

World Natural Gas Production: 1970-20221

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

Table of Contents	56

Natural Gas Prices: 2010-January 2023

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

Table of Contents	57

Source: Drewry

LNG Supply

Globally, 182.3 million tons of new LNG production capacity is under construction, 255.5 million tons of new LNG production capacity is planned, and 537 million tons of speculative LNG production capacity is under consideration, for which no confirmed plans exist.

World LNG Production Capacity – February 2023

(Million Tons per Annum)

Source: Drewry

Table of Contents	58

As such, LNG production capacity will expand significantly as several new production facilities are now under construction and due on stream in the next few years. Generally, every additional one million ton of LNG productive capacity creates demand for up to two standard modern LNG carriers.

In the last decade, more countries entered the LNG export market. In December 2021, there were 19 producers and exporters of LNG. World trade in LNG has risen from 236.9 million tons in 2012 to an estimated 401.4 million tons in 2022.

LNG Exports: 2010-20221

(Million Tons)

Exporters	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022e	% Change 21-22
ALG	14.1	12.5	10.5	10.9	12.6	11.8	11.6	12.3	12.0	12.2	10.9	11.8	9.3	-21.2%
USA#	1.2	1.5	0.5	0.1	0.3	0.6	3.2	12.2	18.5	33.8	50.8	67.0	82.2	22.6%
LIB	0.0	0.1	-	-	-	-	-	-		0.0	0.0	0.0	0.0	n/a
BRU	6.4	6.9	6.6	6.9	6.0	6.4	6.0	6.9	6.8	6.4	6.3	5.6	4.5	-19.6%
UAE	5.8	5.8	5.5	5.4	5.8	5.6	5.4	5.6	5.8	5.8	5.0	6.0	5.4	-10.3%
INO	22.9	21.3	17.5	16.4	15.8	16.0	15.5	18.7	18.0	15.5	13.7	13.8	14.0	1.2%
MAL	22.3	24.3	23.2	24.7	24.8	24.9	23.4	26.9	24.3	26.2	23.0	24.9	26.2	5.2%
AUS	18.5	18.9	20.5	22.1	23.1	29.0	41.5	55.6	67.8	75.4	77.9	78.5	82.7	5.3%
QAT	55.3	74.9	76.7	77.0	75.5	77.6	76.2	77.5	78.0	77.8	76.9	77.0	82.0	6.6%
TNT	15.1	13.8	13.7	14.4	14.1	12.4	10.4	10.2	10.1	12.5	11.9	6.2	8.5	38.0%
NIG	17.4	18.9	19.9	16.3	18.5	20.1	17.3	20.3	20.0	20.8	18.9	16.4	14.2	-13.3%
OMA	8.4	8.0	8.2	8.4	7.8	7.4	7.8	8.2	8.0	10.3	8.5	10.2	11.3	10.6%
EGY	7.1	6.3	4.9	2.7	0.3	-	0.5	0.8	0.8	3.5	3.4	6.6	6.3	-3.4%
EQG	3.8	3.8	3.5	3.7	3.7	3.6	3.2	3.9	3.8	2.8	2.6	1.3	1.4	5.4%
CAM	-	-	-	-	-	-	-	-	-	-	-	2.7	3.8	40.7%
NOR	3.4	2.9	3.3	2.8	3.9	4.4	4.6	3.9	3.9	4.7	3.3	0.2	2.8	n.a
RUS	9.8	10.5	10.8	10.4	10.6	10.6	10.2	11.5	16.2	29.3	30.8	29.6	32.2	8.8%
YMN	4.0	6.5	5.2	7.0	6.5	1.4	-	-		0.0	0.0	0.0	0.0	n/a
PER	1.3	3.7	3.9	4.1	4.2	3.6	4.0	3.7	3.8	3.8	3.6	2.6	4.0	56.6%
FRA							1.1	1.1	1.0	0.0	0.0	0.0	-	n/a
BEL#	0.4	0.4	0.3	1.1	1.1	0.9	-	0.0	0.0	0.0	0.0	0.0	-	n/a
ESP#	-	0.5	1.2	2.1	3.8	2.3	0.1	0.0	0.0	0.0	0.0	0.0	-	n/a
Papua	-	-	-	-	3.4	7.1	7.6	8.1	8.0	8.2	8.2	8.3	8.4	0.7%
Others##	-	-	0.7	0.9	1.5	1.4	3.2	3.2	6.2	5.7	1.7	3.5	2.2	-37.1%
Total	217.3	241.5	236.9	237.5	243.3	247.4	253.0	290.7	313.0	354.7	357.3	372.3	401.4	7.8%
Table of Contents	59

# Include re-exports

## Includes re-exports from Brazil, France, Portugal, South Korea, Japan and Greece

(1) Provisional estimate

Source: BP statistical review, Drewry

Major LNG exporting regions have undergone significant transition in the last ten years with market share of Indonesia and Malaysia having sharply declined. Australia surpassed Qatar as the largest LNG producer and exporter in 2020. Australia's LNG exports constituted 20.6% of the global LNG exports in 2022. US LNG exports surged in 2022 due to increased demand from the European countries and higher LNG prices. US emerged as the second biggest LNG exporter in 2022. Qatar is now the world's third largest producer and exporter of LNG, accounting for close to 20.4%% of the global LNG export in 2021. Qatar took FID on its mega North Field Expansion (NFE) Phase 1 (32 mtpa) project, which is expected to start operations by 4Q25. The FID on Phase 2 of the project, adding 16 mtpa is also anticipated to be accelerated to 2022-23. With these two projects, the country aims to add 49 mtpa of liquefaction capacity, taking its total to 126 mtpa from 77 mtpa at the end of 2020. It also plans to boost its carbon capture capacity from the current 2mtpa, making headways into the carbon-neutral LNG market.

U.S. LNG exports have ramped up significantly in the last six years, increasing from 3.2 million tons in 2016 to 82.2 million tons in 2022. The country's LNG exports have mainly benefited from the new liquefaction terminals coming on stream. Major LNG terminals coming on stream in the last few years include Sabine Pass, Dominion Energy Cove Point, Cameron LNG, Freeport LNG, Cheniere's Corpus Christi terminal second train, Cameroon LNG, Elba Island, Freeport LNG and five of 10 small trains of Kinder Morgan Inc.'s Elba Island facility. More than 68% of the U.S. LNG exports headed to Europe in 2022, a drastic shift in trade over 2021 when Asia was the world’s largest importer of LNG and the biggest buyer of US supplies. As of December31, 2022, LNG export terminals with an aggregate capacity of 56.3 million tons per annum are under construction in the US.

Sakhalin 2, the first LNG project in Russia which started in 2009 (11 mtpa), is the main export contributor apart from the recent Yamal LNG Project. In the fourth quarter of 2017, Russia started the first phase of the Yamal LNG Project and commenced its first phase of production with a nameplate capacity of 5.5 million tons. The second and third train of the project came online in July 2018 and November 2018 respectively. The third train of the project commenced operations a year ahead of schedule and the project has added an aggregate capacity of 16.5 million tons to the global LNG production. In 2019, Russia added 0.7 mtpa of capacity and the country's LNG exports surged 32.1 percent to 21.4 million tons, which increased further in recent years, with the Yamal LNG Project ramping up to full capacity. The ongoing Russia-Ukraine war did not impact Russian LNG exports in 2022 as the country registered growth of 8% in 2022 on the previous year. The EU has not imposed any direct sanctions on Russian LNG import so far. However, the EU’s technology sanctions may affect Russia’s LNG expansion plans.

LNG Demand

In tandem with the growth in the number of LNG suppliers, there has been a corresponding increase in the number of importers. In 2010, there were 34 countries importing LNG and by December 2022, the number increased to 44.

LNG imports by country between 2010 and 2022 are shown in the table below. Despite an increase in the number of importers, Japan, South Korea, and China provide the backbone of LNG trade, collectively accounting for 45.1% of the total LNG imports as of the end of 2022. While these countries are among the three largest LNG importers, their share in global LNG import declined sharply in 2022 (from 53% in 2021 to 45.1% in 2022) due to the increase in LNG import by the European countries and steep decline in China LNG import. The fast-declining Russian gas supply to Europe forced the region towards LNG to counter the deficit and LNG imports by Belgium, France, Netherlands, Spain, and the UK increased substantially in 2022.

Table of Contents	60

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

China's LNG imports commenced in 2006 and have since grown exponentially from 0.7 million tons in 2006 to 79.8 million tons in 2021. The country's LNG imports expanded by a whopping 41% year on year in 2018 as it took steps to shift from coal to natural gas for heating households during the winter because of the government's policy to increase the share of natural gas in the overall energy demand. After showing strong growth momentum in 2017 and 2018, China's LNG imports growth rate has slowed down in the last two years. The country’s LNG imports grew 14.8% year-over-year to 61.9 million tons in 2019 and 10.1% year-over-year in 2020. The pandemic-induced demand slump adversely affected Chinese LNG demand in 1H20 with major Chinese LNG importers declaring force majeure. Chinese LNG demand surged in 2021 buoyed by a recovering economy, low inventories and the start of additional regasification capacities. China LNG imports declined 11.7% year over year in 2022 due to the sluggish economic growth, zero-COVID-19 policies and Russia-Ukraine war.

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

LNG Imports by Country 2010-20221

(Million Tons)

Importer	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022e
Argentina	1.3	3.2	3.4	4.7	4.8	4.3	3.8	3.4	3.0	1.2	1.4	2.5	1.9
Belgium	4.7	4.8	3.1	1.6	2.1	2.8	2.1	0.9	1.6	5.1	5.9	3.3	11.9
Brazil	2.0	0.8	2.5	4.1	5.8	5.2	2.2	1.6	2.0	2.3	2.4	7.0	3.1
Canada	1.5	2.4	1.3	0.8	0.6	0.5	0.2	0.3	0.4	0.4	0.6	0.5	0.3
Chile	2.2	2.8	3.0	3.0	2.8	3.1	3.1	3.3	3.6	2.5	2.7	3.1	2.7
China	9.3	12.1	14.6	18.3	19.8	19.1	26.2	38.2	53.9	61.7	68.9	79.3	62.1
Dom. Rep.	0.6	0.7	0.9	1.2	0.9	1.3	1.3	0.9	1.2	1.2	1.2	1.5	1.1
Egypt	-	-	-	-	-	2.8	0.6	6.2	2.5	0.1	0.0	0.0	3.9
France	10.2	10.6	7.5	6.4	5.4	4.8	7.0	7.4	7.8	15.6	13.1	12.3	25.5
Greece	0.9	0.9	0.7	0.5	0.4	0.3	0.0	1.3	1.5	2.1	2.2	1.6	2.1
India	8.9	12.5	15.0	12.8	13.8	15.9	16.5	18.7	22.3	23.4	26.6	24.0	20.5
Indonesia	-	-	0.7	1.0	1.6	2.0	2.0	2.6	2.0	3.7	2.8	3.3	2.7
Israel	-	-	-	0.4	0.3	0.4	0.0	0.5	0.0	0.6	0.6	0.1	0.0
Italy	6.6	6.4	5.2	3.7	3.5	4.3	4.1	6.0	5.6	9.8	9.1	6.9	9.5
Japan	68.2	78.1	86.7	87.0	88.0	86.2	83.3	83.6	82.9	76.9	74.4	74.4	73.5
Jordan	-	-	-	-	-	2.9	3.3	3.3	3.0	1.4	0.8	0.2	0.1
Kuwait	2.0	2.3	2.0	1.6	2.7	2.7	2.7	3.5	3.0	3.6	4.1	5.3	5.2
Lithuania	-	-	-	-	0.1	0.4	0.0	0.9	0.0	1.4	1.4	1.1	0.8
Malaysia	-	-	0.1	1.5	1.7	1.6	1.2	1.8	1.1	2.7	2.6	2.0	2.5
Mexico	4.2	3.0	3.5	5.7	6.8	5.2	4.3	4.8	4.2	4.9	1.9	0.6	0.4
Netherlands	-	0.6	0.6	0.6	0.4	0.4	1.1	0.8	1.0	5.8	5.3	5.6	12.7
Pakistan	-	-	-	-	-	1.1	2.9	4.6	6.0	8.1	7.4	8.2	7.5
Portugal	2.2	2.2	1.5	1.8	1.2	0.7	0.7	2.7	1.2	4.1	2.7	4.1	4.5
Puerto Rico	0.6	0.5	1.0	1.3	1.3	1.2	0.9	0.9	1.0	1.4	0.9	1.5	0.3
South Korea	32.4	36.0	35.9	39.6	37.3	31.9	32.1	37.8	44.0	40.1	40.8	46.9	45.4
Spain	20.1	17.6	14.7	10.9	11.5	9.5	9.6	12.1	10.0	15.7	15.1	13.8	21.9
Singapore	-	-	-	0.9	1.9	2.2	2.2	3.0	3.2	3.3	3.2	3.1	4.0
Taiwan	10.9	11.9	11.7	12.6	13.2	13.7	14.2	16.6	16.7	16.7	17.8	19.4	20.3
Thailand	-	0.7	1.0	1.5	1.4	2.6	3.1	3.8	4.4	5.0	5.6	6.6	8.1
Turkey	5.8	4.5	5.7	4.0	5.3	5.5	5.6	7.3	7.1	9.4	10.7	10.0	9.6
UAE	0.1	1.0	1.0	1.1	1.3	1.6	1.5	2.5	2.8	1.4	1.5	1.2	1.8
UK	13.6	18.5	10.0	6.8	6.1	9.4	7.7	4.9	6.6	13.6	13.5	11.0	18.0
USA	8.9	7.3	3.7	2.0	1.2	1.9	1.8	1.5	1.8	1.0	0.9	0.4	1.7
Africa							7.4						7.0
Others	-	-	-	-	-	-	3.4	2.8	5.6	9.0	8.1	11.3	8.8
World Total	217.3	241.5	236.9	237.4	243.3	247.3	258.3	290.3	313.0	354.7	356.1	372.3	401.4

* Includes Colombia, Jamaica and Poland

(1) Provisional estimate

Further expansion of regasification and terminal import infrastructure will support the continued growth in Chinese LNG imports. China is not different from the U.S. in that China also has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies, creating demand for imported LNG. Monthly trends in LNG imports among Asian importers between January 2010 and December 2022 are shown in the chart below.

Table of Contents	61

Asian LNG Imports: 2010-December 2022

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

International trade in natural gas has grown more than 26.7% between 2011 and 2021, with the volume of LNG trade currently being 1.6 times greater than 2011 levels and accounting for about 40% total natural gas trade. As a result, LNG has captured a growing share of international gas trade, primarily due to the diversification of consumers, flexibility among producers, cost-efficient transport and competitive gas prices. International trade in natural gas declined 8.7% year over year in 2022 as Russian natural gas exports to Europe reduced sharply.

Table of Contents	62

World Natural Gas Trade 2011-20221

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

One important result of the geographical shifts in LNG production and consumption is that demand for shipping services (expressed in terms of ton miles) has grown at a much faster rate than the underlying increases in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and the discharge ports on each voyage. During 2012-2022, demand for LNG shipping services, expressed in terms of ton miles, has increased at a compound average growth rate (CAGR) of 7.5%, compared with a 5.4% increase in the volume of cargo carried.

Table of Contents	63

LNG Seaborne Trade 2010-20221

(1) Provisional estimate

Source: Drewry

Table of Contents	64

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

In the context of current commercial newbuilding orders, the FSICR have become the de facto standard for new tonnage. Four ice classes are defined in the FSICR. The FSICR fairway due ice classes along with the design notional level thicknesses, in order of strength from high to low, are:

Table of Contents	65

Class	Standard
1A Super (1AS)	Design notional level ice thickness of 1.0m. For extreme harsh ice conditions.
1A	Design notional level ice thickness of 0.8m. For harsh ice conditions.
1B	Design notional level ice thickness of 0.6m. For medium ice conditions.
1C	Design notional level ice thickness of 0.4m. For mild ice conditions.

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

Table of Contents	66

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

Ice Class LNG Fleet

The number of ships in the international LNG fleet with an ice class standard is very low. As of February 2023, there were only 33 LNG carriers with Ice Class 1A and Ice-Class 1A Super Standard in operation and 13 vessels on order.

Northern Sea Route (NSR)

Currently, cargo flows through the NSR are dominated by oil, gas and mineral exports, particularly coal and iron ore. Demand for shipping for these commodities in the region has been increasing in recent years, driven by several key factors, including:

•	reduced level of sea ice has extended the summer shipping season in the Arctic and is making some areas easy to navigate;
•	increase in mineral resource development activities in the Arctic;
•	commodity demand growth in Asian economies;
•	technological developments which have made NSR a more feasible shipping route than in the past; and
•	chronic political problems in the Middle East, piracy in North Africa, and non-transparent commercial disputes over the Suez in Egypt.
Table of Contents	67

These factors have made NSR a promising alternative.

Northern Sea Route

Hammerfest, Norway
Tobata, Japan
Northern Sea route - 6,800 miles
Alternate route - 12,000 miles

Source: Drewry

With the Yamal LNG Project coming on stream in 2016, transit LNG cargo volume through Northern Sea Route (NSR) has increased 25.6% between 2019 and 2012. In 2022, cargo to Asia from Yamal LNG declined as more cargo went to Europe.

Northern Sea Route — Transit traffic

	2019	2020	2021	2022	2023 YTD
Number of Vessels	43	52	79	54	0
Total Cargo Volume (Thousand tons)	2,996.4	3,640.0	5,480.0	3,880.0	-

Source: Drewry. Note: Above data consists of LNG exports from the Yamal LNG terminal passing through the Northern Sea route defined as the passage between Sabetta to Japan through Kara, Laplev and East Siberian seas

In early 2017, the most suitable LNG terminal on the NSR for loading LNG for transport to the Far East was located in Northern Norway. The distance from Norway to Japan through the NSR is approximately 45% shorter than traditional shipping routes through the Suez Canal. The Arctic route allows ships to save time, fuel, and cut back on environmental emissions.

Table of Contents	68

Russia began production at the first train of the Yamal LNG Project in December 2017, while the second and third train of the project began production in July 2018 and November 2018, respectively. The Yamal LNG Project (located in remote northern Russia, above the Arctic Circle) has capacity to produce 17.4 million tons of LNG (as of February 28, 2022). In December 2018, Yamal LNG offloaded its one hundredth LNG cargo since the beginning of the first train of the project in December 2017. The Yamal LNG Project attained full capacity in 2019 and Russia's LNG exports increased 32.1% in 2019 over the previous year. Russia LNG exports increased 8.8% YoY in 2022 despite ongoing Russia-Ukraine war. Drewry expects that increased Russian LNG exports will increase the demand for ice class vessels as the transportation from Yamal and under construction Arctic LNG1 project to Asian and European countries will require a specialized category of ice-breaker LNG carriers capable of taking the shorter Arctic route. However, exit of some of the foreign partners from Russian projects following Russia-Ukraine crisis and the EU’s technology sanctions may impact the progress on Arctic LNG2 and Arctic LNG3 project and consequently LNG ship demand related to these projects.

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

IMO2020 regulation and its impact on LNG demand

The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (ECAs) covering the Exclusive Economic Zone of North America, the Baltic Sea, the North Sea, the English Channel, the North American area, and the U.S. Caribbean Sea area, are required to use marine gas oil with allowable sulfur content up to 0.1%.

In order to reduce the emission of air pollutants from ships in key areas of China, the Ministry of Transport issued stricter emission control area regulations in their territorial waters. Beginning on January 1, 2020, ships entering inland waterways, including the Yangtze River and Xijiang River, have to adhere to a strict requirement of 0.1% sulfur content. From January 1, 2022, ships are required to comply with the 0.1% sulfur content requirement when entering the Hainan coastal ECA. China is considering adopting more stringent emission control requirements, such as to implement the 0.1% sulfur content limit requirement in all coastal waters beginning January 1, 2025.

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

As of February 2023, the global shipping fleet comprises 376 LNG-capable vessels (i.e., non-LNG carriers) with another 522 vessels on the orderbook. The number of LNG-fueled vessels on the water is set to increase in coming years. 98 LNG-capable vessels aggregating 7.8 mdwt were delivered in 2022 and 164 vessels aggregating 17.2 mdwt will be delivered in 2023 (of which 14 vessels aggregating 2.7 mdwt have already been delivered YTD 2023). These promising numbers highlight the industry's rising inclination towards accepting LNG as a bunker fuel.

Table of Contents	69

IMO GHG strategy

The IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the announcement in 2018, the IMO plans to initiate measures to reduce CO2 emission intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. The GHG strategy of IMO is likely to be revised in 2023. These are likely to be achieved by setting energy efficiency requirements, energy saving technologies, and encouraging shipowners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of the ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is a key factor preventing ship owners from placing new orders, as the vessels with conventional propulsion systems may have a high environmental compliance cost and possible faster depreciation in asset values in the future. Some shipowners have decided to manage this risk by ordering LNG/methanol fueled ships in order to comply with stricter regulations that may be announced in future.

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures with the requirements for Energy Efficiency Existing Ship Index (“EEXI”) and Carbon Intensity Indicator (“CII”) certification. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index baseline).

On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level is recorded in the ship’s Ship Energy Efficiency Management Plan (“SEEMP”). A ship rated D for three consecutive years, or E for one year, will be required to submit a corrective action plan, to show how the required index (C or above) will be achieved. To reduce carbon intensity, shipowners can switch from oil to alternative fuels such as LNG or methanol. Some marine fuels such as ammonia and hydrogen have zero-carbon content. In the long term, ammonia may emerge as a cost-effective alternative fuel but in the short term, it seems unviable. Other options to improve energy efficiency include propeller upgrading/polishing, hull cleaning/coating and retrofitting vessels with the wind-assisted propulsion systems. Reducing ship speeds also helps in complying with the regulations as it lowers fuel consumption, and it is easy to implement.

In addition to the IMO regulation, the EU has proposed a set of proposals including the EU Emissions Trading System and FuelEU Maritime Initiative. Shipping will be included in EU ETS from 2024. It will be phased in gradually and will cover 40% of in-scope emissions in 2024, 75% in 2025 and 100% in 2026. All ships will be (as per the definition) required to acquire and surrender emission allowances. 100% of emissions are included on voyages and port calls within the EU while 50% of emissions are covered for voyages between an EU port and a non-EU country. Methane (CH4), Nitrous oxide (N2O) will be included from 2026. The EU ETS lays down rules regarding GHG intensity of energy used on-board all ships arriving in the EU. It aims to reduce GHG emission 26% by 2040 and 75% by 2050 compared to 2020 level. It also makes it obligatory for ships to use on-shore power supply or zero-emission technology in ports in the EU. All shipowners trading in the European waters will need to comply with these regulations.

Ships will be required to undertake a combination of initiatives in order to comply with the upcoming environmental regulations. These may range from switching to low/zero carbon alternative fuels, paying carbon taxes, retrofitting energy-saving devices, propulsion improvement devices as well as voyage optimization techniques. The emission control regulations are likely to slow the speed of the vessels in the next few years. Consequently, this will lead to a reduction in the supply of ships and therefore, in the short- to medium-term, will benefit shipowners with younger fleets as charter rates should potentially increase with lower supply of ships.

Table of Contents	70

Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there have been several developments such as the Sea Cargo Charter, Poseidon Principles for ship finance banks and Poseidon Principles for Marine Insurance. In addition, there have been several industry led initiatives to facilitate movement towards low/zero-carbon shipping such as Getting to Zero Coalition, The Castor Initiative for Ammonia, Global Centre for Maritime Decarbonization, and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

Alternative fuels for shipping

The IMO has a target to reduce GHG emissions by 50% in 2050. This can’t be achieved with the low sulfur fuel and so has encouraged innovation in alternative fuels. IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo. However, LNG is used as a fuel in LNG vessels and also in other vessels. Hydrogen and ammonia are in the initial stages of development as a marine fuel. LNG is expected to remain as a preferred alternative fuel in the near to medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet IMO 2050 decarbonization target and methane slips continue to be a heavily debated issue. Another drawback is that LNG propulsion requires an LNG capable engine which, would require additional capex and increased fuel storage space. Biofuel is another potential alternative fuel because it requires no major modification of engine, and therefore, no significant additional capex is required.

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

Table of Contents	71

The LNG Fleet by Vessel Size: February 28, 2023

Size	No.	000 Cbm
0-17,999 cbm	39	235
18-49,999 cbm	26	647
50-74,999 cbm	4	278
75-124,999 cbm	6	495
125-149,999 cbm	184	25,895
150-199,999 cbm	377	63,800
200-219,999 cbm	33	7,008
220,000+ cbm	14	3,727
Total	683	102,086

Source: Drewry

The changes in LNG fleet supply are a function of deliveries of new ships from the orderbook and the removal of existing vessels through scrapping. The increases in seaborne LNG trade and ship demand over the last three years have resulted in rapid growth in the overall fleet size. LNG fleet capacity has expanded at a CAGR of 7.3% per annum between 2014 and 2022. High deliveries in the last three years have led to a sharp increase in LNG fleet in these years.

Table of Contents	72

LNG Fleet: 2015-February 2023

Source: Drewry

Within the current worldwide fleet, there are only 69 vessels with ice class certification and these vessels account for close to 11.4% of the global LNG fleet. These ships are a niche part of the market and command a premium over the freight rates of non-ice class vessels.

The age profile of the existing fleet as of February 28, 2023, is shown below. The average age of all LNG carriers in service is 10.7 years, with lower fleet ages for comparatively bigger vessels and smaller vessels. Whereas, mid-sized vessels are relatively older.

Table of Contents	73

LNG Fleet Age Profile: February 28, 2023

Size Range in CBM	Average Age (Years)
0-18,000	9.5
18-50,000	8.9
50-75,000	20.6
75-125,000	12.5
125-150,000	20.2
150-200,000	5.8
200-220,000	13.6
220,000+	13.7
Average Age -Total Fleet	10.7

Due to high-quality construction and in most cases, high-quality maintenance, LNG carriers tend to have longer trading lives than oil tankers. However, older ships may find it harder to find employment. Upcoming EEXI and CII regulations are expected to impact older steam turbine LNG vessels more. These vessels will need to reduce the speed. Ships built before 1990 will likely be replaced in the near future. Some of older tonnage may also get converted into FSRU. LNG fleet deliveries over last seven years are shown below.

LNG Fleet Delivery: 2015-February 2023

Source: Drewry, Note – YTD 2022 deliveries include deliveries between January and February 2023

Table of Contents	74

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

Short-term LNG trade 2011-2022

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

Table of Contents	75

Spot LNG shipping rates plummeted in the first quarter of 2020 as the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade and LNG spot prices. The outbreak forced several countries to go into lockdown, leading to decline in the world GDP and consequently weak LNG demand. Many LNG cargos were cancelled due to weak Asian LNG demand and high European gas inventories. However, LNG demand recovered in the latter half of 2020 as countries started easing the lockdown. LNG spot shipping freight rates started increasing from November 2020 on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. Higher Asian LNG demand supported spot LNG shipping rates in 2021. LNG shipping spot rates surged in 2022 mainly driven by European LNG imports as Europe switched towards LNG to end its reliance on Russian gas.

Spot rate for LNG ships January 2012 – February 2023

(U.S. $ per day)

Source: Baltic exchange, Drewry

Russia-Ukraine war and impact on LNG shipping

The ongoing Russia-Ukraine war has led to a change in the LNG shipping trade pattern with Europe substituting Russian natural gas imports with LNG imports. The changing trade patterns have impacted LNG shipping with uncertainty over Russian gas supply to Europe, compelling the latter to increase its imports and upping the use of other alternatives – coal and nuclear- along with energy conservation measures. Europe is also accelerating FSRU-based LNG import projects to increase imports. Four FSRU projects came on steam in 2022 (two in Germany and one each in Netherlands and Finland) and another eight are expected to start in 2023. Several FSRU projects are in various stages of development, depending on the state of shoreside facilities and regulatory approvals.

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

Table of Contents	76

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

LNG Carrier Newbuilding Prices: 2011-F 2022

(End Period – U.S. $ Million)

Source: Drewry

Prices for larger sized LNG carriers of 210,000-220,000 cbm were around $215 million when they were first ordered in late 2004 and increased to $235 million in the summer of 2005.

Newbuilding prices reached an all-time high of $250 million around mid-2008, influenced by a number of factors including the declining dollar exchange rate, easy availability of finance, high steel prices, and tight shipbuilding capacity. However, newbuilding prices fell in the period between 2008 and 2011 due to a reduction in new orders. The newbuilding price for an LNG carrier increased marginally by 2% from $202 million in 2011 to $206 million in 2015, but dropped by 7.7% in 2016 due to weak freight rates and the resulting oversupply in the market. These prices continued to drop in 2017 before inching up by a marginal 1.4% on account of increased ordering activity in 2018 and thereafter 2.9% year over year to $189.3 million in 2019 with a demand for better technology LNG vessels and higher competition for slots at shipyard. Newbuilding orders surged in 2018 and 2019 due to positive outlook of high liquefaction capacity to be added in in coming years, which would have created demand for additional LNG vessels. Newbuilding prices declined in 2020 due to weak LNG prospects and lower new orders. Increase in Newbuilding prices increased in 2021 as a result of lower availability of LNG shipbuilding slots and inclusion of energy efficiency equipment. Newbuilding prices continued to increase in 2022 on account of tight shipbuilding capacity and high vessel demand.

Table of Contents	77

Second-hand Prices

Sale and purchase transactions of LNG vessels are limited in number. The second-hand price of a five-year old 150,000cbm LNG vessel declined by 7.9% in 2016, 5.4% in 2017, and 5.1% in 2018. After falling between 2016 and 2018, second-hand vessel prices rose 1.5% year over year in 2019 on account of increase in newbuilding prices, rise in demand for MEGI and DFDE vessels with increase in spot trading and expectation of significant liquefaction capacity to be added in 2019. Second-hand LNG prices declined in 2020 in line with softer LNG spot rates for majority of the year. The increase in second-hand vessel prices in 2021 was mainly driven by strong prospects of LNG vessels and the increase in newbuilding prices. Second-hand prices increased in 2022 due to high demand and sale for potential conversion to FSRU (particularly for older tonnage).

LNG Carrier Second-hand Prices: January 2017 – February 2023

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

Table of Contents	78

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

Table of Contents	79

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

Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force.  The 2010 International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (“2010 HNS Convention”) creates a regime of liability and compensation for damage from hazardous and noxious substances ("HNS"), including liquefied gases.  The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident.  Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights ("SDR").  If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR.  Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR.  The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the "IGF Code," which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code and the amendments to SOLAS became effective January 1, 2017. Amendments to the IGF Code relating to regulations on loading limit for liquefied gas fuel tanks, regulations for fuel distribution outside of machinery space, and others will become effective in January 2024.

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

Table of Contents	80

The Marine Environment Protection Committee, or "MEPC," adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020.  Additional amendments to Annex VI became effective in April 2022, and revised, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertain to the sampling and testing of onboard fuel oil. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Recently at the MEPC78, the IMO approved a proposal for a new ECA in the Mediterranean to apply from July 1, 2025, such that the sulfur content of marine fuels does not exceed 0.1%. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation.  Now amended Annex VI provides for a three-tier reduction in Nitrogen Oxide (NOx) emissions.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters, and Norwegian Sea), came into effect in January 2021. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMP"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.  MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI's "phase 3" requirements to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index ("EEXI"), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator ("CII").  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Effective January 1, 2023, amendments to SEEMP require all ships above 400 gross tonnage to have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil ("HFO") by ships in Arctic waters on and after July 1, 2024. The amendments introduced at MEPC 75 were adopted at the MEPC 76 session, with the requirements for EEXI and CII certification effective from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Table of Contents	81

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained a valid Document of Compliance (DoC) for managing gas carriers, which is annually being endorsed. A valid Safety Management Certificate (SMC) is carried by every managed fleet vessel. The documents of compliances and safety management certificates are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with application to new oil tankers and bulk carriers from July 1, 2016.   The SOLAS Convention regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers ("GBS Standards").

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

Table of Contents	82

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

Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems must be incorporated by shipowners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of future regulations is hard to predict at this time.

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

The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Based on subsequent amendments, all ships must meet the D-2 standard by September 8, 2024.  Costs of compliance with these regulations may be substantial.  Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.   These amendments entered into force on June 1, 2022.

Table of Contents	83

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which became effective January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system.  In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel.

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

Table of Contents	84

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA and CERCLA may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause environmental hazards. Both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.   On December 23, 2022, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation).   These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311(c), (e)) or the Intervention on the High Seas Act.

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

Table of Contents	85

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations.  In 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters and instructed the Department of the Interior (“DOI”) to review the 2019 Well Control Rule. In 2022, the DOI proposed revisions to the Well Control Rule with the stated goal of addressing regulatory requirements to improve operations that use a Blowout Preventer system, and BSEE oversight of such operations. Final action on the proposed rule could take place in 2023.

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

The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023, and will become effective on March 20, 2023. The revised WOTUS rule replaces the 2020 Navigable Waters Protection Rule and generally reflects an expansion of the CWA jurisdiction. In April 2023, a U.S. District Judge in North Dakota temporarily blocked enforcement of the revised WOTUS rule in a number of states, and the U.S. Supreme Court is considering the scope of the rule with respect to wetlands.

Table of Contents	86

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA published standards. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Compliance with the EPA, U.S. Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. All of our vessels carry a valid electronic NOI,l or “eNoI”. Under the U.S. National Invasive Species Act, or NISA, newbuilding vessels constructed after December 1, 2013, are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the EU Emissions Trading system which has been in place since 2005. On July 14, 2021, the European Parliament formally laid down a proposal for the revision of the EU Emissions Trading Directive (ETS), as part of the Fit for 55 Package, which would involve gradually including the maritime sector in the ETS from 2023 and phasing the sector in over a three-year period. The final deal was reached in December 2022 and is the first of its kind to apply to the maritime sector. It is the first time that the polluter pays principle will apply to maritime. ETS will now apply to ships above 5000GT from 2024 on a phased basis. This means that ships that are in scope and which enter EU ports will have to report on 100% of their EU emissions and 50% of non-EU emissions. Furthermore, ships that are in scope will have to surrender 40% of their allowances for the year 2024 in 2025; 70% for the year 2026 in 2025; and 100% for the year 2026 in 2027. Whilst responsibility for compliance is placed on the “shipping company” (defined as the ship owner or the entity that contractually assumes responsibility for compliance with ETS), the agreed ETS also mandates member states to pass national laws which oblige charterers or commercial operators of the ships to reimburse the “shipping companies” pay for their share of pollution as part of the ETS costs clause. Enforcement and compliance will be on a company wide basis (as opposed to the EU MRV system where compliance is on a per ship basis). Member states will have until December 31, 2023, to introduce national legislation which give effect to ETS requirements for maritime. Another important initiative introduced under the Fit for 55 package is the FuelEU Maritime proposal which obliges ships above 500GT to gradually reduce the greenhouse gas intensity of energy used on board from 2025. A FuelEU Maritime Certificate of Compliance will have to be kept on board each ship from June 2025 onwards. This proposal is still being negotiated at the EU level and is therefore subject to change.

Table of Contents	87

International Labour Organization

The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance (Part I and Part II) are required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The United States re-joined the Paris Agreement on February 19, 2021.

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

Table of Contents	88

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. In November 2022, the EPA issued a supplemental proposed rule to include additional methane reduction measures. The EPA intends to issue a final rule in 2023. If these new regulations are finalized, they could affect our operations.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S.  Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

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

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans; and
•	ship identification number to be permanently marked on a vessel's hull.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code. Procedures are outlined in the IT Systems and Cyber Security Manual included in our Company’s Management System while the Partnership holds a valid ISO 27001 certification as of February 11, 2020, for our in-house of IT services.

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

Table of Contents	89

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

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Table of Contents	90

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

We were formed on May 30, 2013, as a Marshall Islands limited partnership for the purpose of owning, operating, and acquiring LNG carriers and other business activities incidental thereto. We own (i) a 100% limited partner interest in Dynagas Operating LP, which owns a 100% interest in our Fleet through intermediate holding companies and (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands and Republic of Malta.

Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.

D.	PROPERTY, PLANT AND EQUIPMENT

For a description of our Fleet, please see "Item 4. Information on the Partnership—B. Business Overview—Our Fleet."

We do not own any real property.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying audited consolidated financial statements and the related notes included in "Item 18. Financial Statements" of this annual report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from the actual numbers in our books and records. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. See "Item 3. Key Information—D. Risk Factors" and the section entitled "Forward-Looking Statements" at the beginning of this annual report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Table of Contents	91

A.	OPERATING RESULTS

Overview

Since our IPO in November 2013 we have been a growth-oriented limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels to date.  However, as a result of the significant challenges facing the listed midstream energy MLP industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging.   As of the date of this annual report, all six vessels in our Fleet vessels are contracted to time charters, with international energy companies, including SEFE, Equinor and Yamal, providing us with the benefits of stable cash flows and high utilization rates.  We believe that we are well regarded by our charterers for our expertise and history of safety in conducting our operations. We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms.  As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage our reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in the transportation of energy or other energy-related projects, including floating storage regasification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our future plans for growth.

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

Charter rates for LNG vessels started declining from 2013 as the supply increased more than the increase in demand. Global liquefaction capacity grew marginally with only Angola LNG plant becoming operational in 2013. The trend continued in 2014 to 2017 as additional tonnage negated the effect of new liquefaction plants coming online. The impact of excess vessel supply caused by the delivery of 28, 27, 28 and 24 vessels in 2014, 2015, 2016 and 2017 respectively showed on spot rates, which fell sharply. Low crude oil prices intensified the challenges in the LNG shipping market as it delayed the completion of liquefaction projects. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan a switch back to nuclear power. Towards the end of 2017, a surge in the Chinese LNG imports, due to a switch from coal to gas for heating purposes, helped the LNG freight rates recover sharply. In 2018, average spot LNG charter rates were more than double of 2017 mainly driven by the vessel shortage as Asian LNG imports surged. Spot charter rates declined in 2019 on account of decline in Chinese LNG import growth rate, higher LNG inventory levels in Europe and Asia and mild winter. Spot LNG shipping rates declined in 2020 as COVID-19 adversely impacted global LNG trade. Many U.S. LNG cargos were cancelled due to weak Asian LNG demand. However, spot LNG shipping rates increased from November on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. High Asian LNG demand supported spot LNG shipping rates in 2021. LNG shipping spot rates increased in 2022 mainly driven by higher European LNG imports as Europe switched towards LNG to transition its reliance on Russian gas.

Table of Contents	92

The following table presents our selected historical consolidated financial and operational data as of and for each of the years in the five-year period ended December 31, 2022. The following financial data should be read in conjunction with the information presented in this item below. Our selected historical consolidated financial data have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Our selected historical consolidated financial information as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020 is derived from our audited consolidated financial statements included in "Item 18. Financial Statements" herein. Our selected historical consolidated financial information as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2019 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2022	2021	2020	2019	2018
STATEMENT OF INCOME	(In thousands of Dollars, except for units, per unit data and TCE rates)
Voyage revenues	$131,657	$137,746	$137,165	$130,901	$127,135
Voyage expenses- including related party (1)	(2,960)	(2,657)	(2,994)	(2,709)	(2,802)
Vessel operating expenses	(29,773)	(29,640)	(28,830)	(28,351)	(25,042)
General and administrative expenses- including related party	(2,787)	(3,105)	(2,528)	(2,708)	(2,209)
Management fees	(6,203)	(6,023)	(6,752)	(6,537)	(6,347)
Depreciation	(31,806)	(31,710)	(31,797)	(30,680)	(30,330)
Dry-docking and special survey costs	(12,791)	-	-	-	(7,422)
Operating income	$45,337	$64,611	$64,264	$59,916	$52,983
Interest income	829	-	221	2,331	1,051
Interest and finance costs	(27,911)	(21,420)	(27,058)	(58,591)	(50,490)
Gain/ Loss on Derivative Financial Instruments	33,655	10,104	(3,148)	-	-
Other income/ (loss), net	28	(35)	(227)	(43)	(69)

Gain on Debt extinguishment	2,072	-	-	-	-
Net Income	$54,010	$53,260	$34,052	$3,613	$3,613

EARNINGS/(LOSS) PER UNIT (2) (basic and diluted):
Common Unit (basic and diluted)	$1.15	$1.14	$0.63	$(0.22)	$(0.11)
Weighted average number of units outstanding (basic and diluted):
Common units	36,802,247	36,504,120	35,546,823	35,490,000	35,490,000
Cash distributions declared and paid per common unit	$-	$-	$-	$0.13	$1.17

Table of Contents	93

	Year Ended December 31,
	2022	2021	2020	2019	2018
BALANCE SHEET DATA:	(In thousands of Dollars, except for units, per unit data and TCE rates)
Total current assets	$74,221	$51,167	$27,120	$18,172	$112,963
Vessels, net	825,105	853,190	884,900	916,697	947,377
Total assets	947,712	965,481	965,837	989,187	1,063,436
Total current liabilities	70,270	64,928	62,845	64,635	272,742
Total long-term debt, including current portion, gross of deferred financing fees	499,912	567,000	615,000	663,000	722,800
Total partners' equity	423,931	381,484	336,493	313,707	326,485

CASH FLOW DATA:
Net cash provided by operating activities	$57,324	$79,591	$68,603	$43,177	$42,994
Net cash used in investing activities	(3,635)	-	-	-	(409)
Net cash used in financing activities*	(70,836)	(57,555)	(59,830)	(86,888)	(132)
FLEET PERFORMANCE DATA:
Number of vessels at the end of the year	6	6	6	6	6
Average number of vessels in operation (3)	6.0	6.0	6.0	6.0	6.0
Average age of vessels in operation at end of year (years)	12.4	11.4	10.4	9.4	8.4
Available Days (4)	2,087.2	2,190.0	2,196.0	2,190.0	2,144.7
Fleet utilization (5)	100%	100%	99.8%	98.5%	100%
OTHER FINANCIAL DATA:
Time Charter Equivalent (in US dollars) (6)	$61,660	$61,684	$61,098	$58,535	$57,972
Adjusted EBITDA (6)	$89,503	$97,009	$96,451	$90,357	$96,094

(1)	Voyage expenses include mainly commissions of 1.25% paid to our Manager.
(2)	In July 2020 and as amended and restated in August 2020, we entered into an ATM Sales Agreement for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. In August 2020, we terminated the above-mentioned ATM Sales Agreement and entered into an amended and restated ATM Sales Agreement (the “A&R Sales Agreement”), for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. For more information on our current "at-the-market" offering program, please see "Item 4. Information on The Partnership —A. History and Development of The Partnership."
(3)	Represents the number of vessels that constituted our Fleet for the relevant year, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.
(4)	Available Days are the total number of calendar days that our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.
(5)	We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.
Table of Contents	94

(6)	Non-GAAP Financial Information

TCE rate. Time charter equivalent rates, or TCE rates, are measures of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may or will likely incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rates are a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and to assist our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculations of TCE rates may not be comparable to those reported by other companies. The following table reflects the calculation of our TCE revenues for the periods presented, which are expressed in thousands of U.S. dollars) and TCE rates, which are expressed in U.S. dollars and Available Days):

	Year Ended December 31,
(In thousands of Dollars, except for TCE rate data)	2022	2021	2020	2019	2018
Voyage revenues	$131,657	$137,746	$137,165	$130,901	$127,135
Voyage expenses - including related party	$(2,960)	$(2,657)	$(2,994)	$(2,709)	$(2,802)
Time charter equivalent revenues	$128,697	$135,089	$134,171	$128,192	$124,333
Total Available Days	2,087.2	2,190.0	2,196.0	2,190.0	2,144.7
Time charter equivalent (TCE) rate	$61,660	$61,684	$61,098	$58,535	$57,972

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

Table of Contents	95

Reconciliation of Net Income to Adjusted EBITDA

(In thousands of U.S. dollars)	2022	2021	2020	2019	2018
Reconciliation to Net Income
Net Income	$54,010	$53,260	$34,052	$3,613	$3,613
Net interest and finance costs (1)	(6,573)	11,316	29,985	56,260	49,439
Depreciation	31,806	31,710	31,797	30,680	30,330
Gain on Debt Extinguishment	(2,072)	-	-	-	-
Dry- docking and special survey costs	12,791	-	-		7,422
Amortization of fair value of acquired time charter	-	-	-	-	5,267
Amortization of deferred revenue	(675)	222	400	(377)	(45)
Amortization of deferred charges	216	501	217	181	68
Adjusted EBITDA	$89,503	$97,009	$96,451	$90,357	$96,094

(1) Includes interest and finance costs, net of interest income, and (gain)/ loss on derivative instruments, if any.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•	Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this annual report, all the vessels in our Fleet are employed under multi-year time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;
•	Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;
•	Operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily vessels’ dry-docking and maintenance costs, are paid, can cause our vessel operating expenses to increase;
•	The timely delivery of the vessels we may acquire in the future;
Table of Contents	96

•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterer's obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our Master Agreement;
•	Our ability to obtain acceptable debt financing to fund our capital commitments;
•	The supply and demand relationship for LNG shipping services;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;
•	Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;
•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense, our debt amortizations levels and the timing of required principal installments;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer's right for early termination of the charters under certain circumstances;
•	Performance of our counterparties, which are limited in number, including our charterer's ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.

The following table illustrates our ownership days, Available Days, Revenue Earning Days, Time Charter Equivalent (or TCE) rate, daily operating expenses and Fleet Utilization for the periods presented:

	Year Ended December 31,
(expressed in United states dollars except for operational data)	2022	2021	2020
Ownership days (4)	2,190.0	2,190.0	2,196.0
Available Days (1)	2,087.2	2,190.0	2,196.0
Revenue Earning Days (2)	2,087.2	2,190.0	2,190.7
Time Charter Equivalent (1)	$61,660	$61,684	$61,098
Daily operating expenses (3)	$13,595	$13,534	$13,128
Fleet Utilization (1)	100.0%	100.0%	99.8%

(1)	For these definitions see above.
(2)	Revenue Earning Days are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period.
Table of Contents	97

(3)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Ownership Days for the relevant time period.
(4)	Ownership days are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

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

Table of Contents	98

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

Vessel operating expenses are paid by the shipowner under time charters and are recognized as expenses when incurred. We expect that vessel operating expenses will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance, industry and regulatory requirements and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase.

Dry-docking. We must periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we mandatorily dry-dock our vessels every 60 months until the vessel is 15 years old. If a vessel is less than 15 years old, an "in water survey in lieu of dry-dock" can take place in between the two special surveys, which statutorily must occur every five years. For vessels that are 15 years or older, dry-docking takes place every 30 months as required for the renewal of certifications required by classification societies, or, subject to special considerations, an "in water survey in lieu of dry-dock" can take place between the two special surveys. Special survey and dry-docking costs (consisting of direct costs, including shipyard costs, paints and class renewal expense, and peripheral costs, including spare parts, service engineer attendance) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. We expect that dry-docking and special survey costs will increase as our vessels age. The three steam turbine vessels in our Fleet completed their most recent scheduled special survey and dry-docking repairs, as well as the installation of the BWTS in 2022. Our three TDFE propulsion system vessels are scheduled to be dry-docked and have their BWTS installed within 2023. The latest scheduled special survey and dry-docking repairs for the three TDFE propulsion system vessels in our Fleet occurred in 2018.

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

Table of Contents	99

Vessel Lives and Impairment. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals as considered necessary. Since our inception, no impairment loss was recorded in any of our Fleet Vessels.

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

Table of Contents	100

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

Our voyage revenues are recognized on a straight-line basis at the average minimum lease revenue over the rental periods of such charter agreements, as service is performed. Revenues generated from variable lease payments are recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur.

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

Table of Contents	101

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

The estimated salvage value of each vessel is $500 per lightweight ton, in accordance with our vessel depreciation policy. We use a probability-weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If the estimated future undiscounted cash flows of an asset exceed the asset's carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset's carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the recorded vessel impairment loss. Historically, there was no impairment loss recorded in any of the six vessels in our Fleet.

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

Using the framework for estimating future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2022 and 2021, for those operating vessels whose carrying values were above their respective market values. Our impairment analysis as of December 31, 2022 and 2021, indicated that the carrying amount of our vessels, was recoverable, and therefore concluded that no impairment charge was necessary.

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

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, at the time they are made, such assumptions are highly subjective and we can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel hire rates or vessel values, will be accurate. To minimize such subjectivity, our analysis for the year ended December 31, 2022, also involved sensitivity analysis to the model input we believe is most important, being the historical rates. In particular, in terms of our estimates for the charter rates for the unfixed period, we use the average of the trailing 10-year historical charter rates as of December 31, 2022. Although the trailing 10-year historical charter rates, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates would not decline by more than 50% for LNG carrier vessels and we would not be required to recognize impairment.

Table of Contents	102

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

Actual outcomes may differ from estimates. Such estimates are reviewed and updated at each reporting period.

The table set forth below indicates the carrying value of each of our vessels as of December 31, 2022 and 2021.

			Carrying Value (in millions of U.S. dollars) as of
Vessel	Capacity (cbm)	Year Built/ Purchased	December 31, 2022	December 31, 2021
Clean Energy	149,700	2007	$107.7	$111.1
Ob River	149,700	2007	107.8	111.4
Amur River	149,700	2008	116.4	120.2
Arctic Aurora	155,000	2014	162.8	168.5
Yenisei River	155,000	2014	152.8	158.1
Lena River	155,000	2015	177.6	183.9
TOTAL	914,100		$825.1	$853.2

As of December 31, 2022, the carrying amounts for two of the vessels in our Fleet were above the average of their values as assessed by third-party valuations and therefore we tested these two vessels for potential impairment.  In assessing the recoverability of our vessels' carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized. As of December 31, 2021, the carrying amounts for three of the vessels in our Fleet were above the average of their values as assessed by third-party valuations and therefore we tested these three vessels for potential impairment.  In assessing the recoverability of our vessels' carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized.  We refer you to the risk factor entitled "Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss" and the discussion herein under the heading "Item 3. Key Information—D. Risk Factors —Risks relating to our Partnership."

Table of Contents	103

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected, would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated; and
•	vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values. Management estimates residual value of our vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT per LNG carrier, which represents our estimate of the market value of the ship at the end of its useful life. Useful economic live of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard.  A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. Up to September 30, 2019, we applied an average scrap rate of $0.685 per lightweight ton per LNG carrier and following a reassessment of the scrap rates effective from October 1, 2019, we reduced the average scrap rate estimate to $0.500 per lightweight ton per LNG carrier. The effect of the change in this estimate for the year ended December 31, 2022 was a decrease by $1.4 million in the net income and a decrease by $0.04 in the earnings per common unit. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Recent Accounting Pronouncements

For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this annual report.

Results of Operations

Year ended December 31, 2022 compared to the year ended December 31, 2021

Voyage Revenues.  Voyage revenues decreased by $6.0 million, or 4.4%, to $131.7 million in the year ended December 31, 2022, compared to $137.7 million for the year ended December 31, 2021. Excluding non-cash items, voyage revenues decreased by $7.0 million. This decrease in voyage revenues was primarily due to:

i)	the decrease in the revenue earning days for the year ended December 31, 2022 compared to the corresponding period of 2021, due to the abovementioned scheduled dry-docking of the Clean Energy, the Amur River and the OB River; and
Table of Contents	104

ii)	Lower variable hire revenues earned on the Lena River and the Yenisei River in the year ended December 31, 2022 compared to the corresponding period of 2021.

Voyage Expenses—including related party.   In the year ended December 31, 2022, voyage expenses were $3.0 million, compared to $2.7 million for the year ended December 31, 2021, representing an increase of $0.3 million or 11.1%. The increase is primarily associated with increased bunker consumption on the Clean Energy, the Amur River and the OB River that had 30.3, 33.7 and 38.8 non-revenue earning days respectively, in the year ended December 31, 2022, compared to nil non-revenue earning days in the year ended December 31, 2021, and, as a result, no bunker consumption expenses were incurred.

Vessels' Operating Expenses.  Vessel operating expenses increased by 0.7%, or $0.2 million, to $29.8 million during the year ended December 31, 2022, from $29.6 million during the year ended December 31, 2021. Our daily operating expenses increased from $13,534 for the year ended December 31, 2021 to $13,595 for the year ended December 31, 2022. This increase is primarily associated with increased vessel insurance premiums.

General and administrative expenses—including related party.  General and administrative expenses decreased by 9.7%, or $0.3 million, to $2.8 million during the year ended December 31, 2022, from $3.1 million during the year ended December 31, 2021. This decrease of general and administrative expenses is mainly attributable to decreased D&O insurance and consultancy expenses. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.

Management Fees. We incurred an aggregate of $6.2 million, or $2,833 per LNG carrier per day in management fees for the year ended December 31, 2022, compared to an aggregate of $6.0 million, or $2,750 per LNG carrier per day in management fees for the year ended December 31, 2021. The 3.3%, or $0.2 million, increase in management fees is attributable to the increase in the daily management fee in the year to December 2022 compared to the prior year pursuant to the terms of the new Master Agreement with our Manager (see also "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions").

Depreciation. Depreciation expense increase by 0.3%, or $0.1 million, to $ 31.8 million during the year ended December 31, 2022, from $31.7 million during the year ended December 31, 2021. The increase is attributable to the depreciation expense of the BWTS which was installed on the Clean Energy, the Amur River and the OB River in the year ended December 31, 2022.

Interest and Finance Costs. Interest and finance costs increased by 30.4%, or $6.5 million to $27.9 million during the year ended December 31, 2022, from $21.4 million during the year ended December 31, 2021. The increase in interest and finance costs was predominantly due to the increase in the weighted average interest rate in the year ended December 31, 2022, compared to the corresponding period in 2021, which was partly counterbalanced by the reduction in interest bearing debt as compared to the corresponding period of 2021.

Gain/ (Loss) on derivative instruments. On May 7, 2020 we entered into a floating to fixed interest rate swap transaction effective from June 29, 2020. It provides a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The interest rate swap did not qualify for hedge accounting and as of December 31, 2022 we recognized a gain on the derivative financial instrument of $33.7 million compared to a gain on the derivative financial instrument of $10.1 million which was recognized in 2021.

Year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects - A. Operating Results – Year ended December 31, 2021 compared to the year ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022.

Table of Contents	105

B.	LIQUIDITY AND CAPITAL RESOURCES

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

For the year ended December 31, 2022, our principal sources of funds were our operating cash flows. Also, under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. Scheduled distributions to the preferred unitholders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.

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

Cash

As of December 31, 2022, we reported cash of $79.9 million (including $31.3 million of restricted cash) which represented a decrease of $17.1 million, or 17.6%, compared to $97.0 million, as of December 31, 2021.

Table of Contents	106

Working capital position

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2022, we had a working capital surplus of $4.0 million as compared to the working capital deficit of $13.8 million as of December 31, 2021, which mainly due to the increase in the current portion of our derivative instrument. We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of our Fleet, and to meet our normal working capital requirements, service our principal and interest debt, and make at least the required distribution on our Series A Preferred Units and Series B Preferred Units in accordance with our Partnership Agreement.

Our Borrowing Activities

As of December 31, 2022, we had $499.9 million of indebtedness outstanding under the fully drawn $675 Million Credit Facility (discussed below) and had access to $30 million of available borrowing capacity under our $30 Million Revolving Credit Facility (as defined below). As of December 31, 2022, we were in compliance with all of the covenants, including the financial and liquidity covenants, contained in the $675 Million Credit Facility.

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

The $675 Million Credit Facility is secured by a customary security package which includes, among other things (except as otherwise provided herein, capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the $675 Million Credit Facility):

•	the Mortgages over each of the Ships;
•	the Deeds of Covenant in relation to each of the Ships in respect of which the Mortgage is in account current form;
•	the General Assignments in relation to each of the Ships in respect of which the Mortgage is in preferred form;
•	the Charter Assignment in relation to each Ship's Charter Documents;
•	the Account Security in relation to each Account;
Table of Contents	107

•	the Management Agreement Assignment in relation to each underlying Management Agreement for each Ship;
•	a Manager's Undertaking by each Manager of each Ship; and
•	a Quiet Enjoyment Agreement for each of Ship E and Ship F duly executed by the relevant Owner, the Security Agent and the relevant Charterer.

The terms of the $675 Million Credit Facility include the following financial covenants, which require the Partnership to maintain, among other things: (i) a consolidated leverage ratio that is not higher than 0.7:1.0, at all times during each Measurement Period (as defined in the $675 Million Credit Facility) and (ii) cash and cash equivalents as at the end of each Measurement Period of not less than 8% of the Total Liabilities  (as defined in the $675 Million Credit Facility)  in relation to that Measurement Period. As of December 31, 2022, we were in compliance with all the financial and liquidity covenants contained in the $675 Million Credit Facility.

We learned that, on April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024. ATB was among several lenders to our $675 Million Credit Facility, representing an approximately 3.6% lender participation. On April 22, 2022, ATB was declared bankrupt by the District Court of Amsterdam whereby the court appointed certain bankruptcy trustees (“Bankruptcy Trustees”). On July 12, 2022 the U.S. Department of the Treasury issued Licence No. RUSSIA-EO14024-2022-921484-1 to the Bankruptcy Trustees which authorized the Bankruptcy Trustees to engage in all transactions ordinarily incident and necessary to the wind down of transactions with ATB. (“Specific Licence”).

On October 11, 2022, pursuant to the Specific Licence, the Partnership and all Lenders of the $675 Million Credit Facility (including the Bankruptcy Trustees on behalf of ATB) entered into a Supplemental Agreement to the $675 Million Credit Facility and a Deed of Retirement. Pursuant to their terms, among other things:

(i)	we made a voluntary prepayment of $18.73 million on October 12, 2022 which was applied in prepayment of the entire participation of ATB to the $675 Million Credit Facility, including the principal amount of $19.1 million and accrued interest of $0.05 million as of the date of prepayment as well as the amount of $1.8 million, which we had paid to the Agent between March 2022 and September 2022 in relation to the principal and interest repayments for ATB and which is currently blocked by the Agent due to the application of Sanctions;

(ii)       ATB was retired as Arranger and as Lender under the $675 Million Credit Facility;

(iii)	an amount equal to the prepayment amount was released from the Cash Collateral Account in order to make the prepayment to ATB as referred to above;
(iv)	the Agent applied to the relevant Sanctions Authority in the U.S.A. for the return of the amount which was paid by ourselves to the Agent between March 2022 and September 2022 in relation to the principal and interest repayments for ATB and which are currently blocked by the Agent due to the application of Sanctions.

We have not been restricted in meeting our repayment obligations by continuing to make payments of principal and/or interest to the Agent as required under the Facility Agreement and we are in compliance with the terms of the Facility Agreement.

On March 27, 2023 and in agreement with the Lenders of the $675 Million Credit Facility, we effected a voluntary prepayment of $31.3 million using the funds standing to the credit of the Cash Collateral Account. This amount was applied in inverse order of maturity by reducing the balloon payment of the facility.

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

$30 Million Revolving Credit Facility

On November 18, 2013, concurrently with the consummation of our IPO, we entered into an interest free $30.0 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility, with an original term of five years from the closing date, to be used for general partnership purposes. No amounts have been drawn under the facility since 2013 (amounts drawn in 2013 were fully repaid in early 2014). On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term, until November 14, 2023, on terms and conditions substantially similar to the existing credit facility.  As of December 31, 2022 and the date of this annual report, the full amount remains undrawn under this facility.

Table of Contents	108

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

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
(Amounts in thousands of Dollars)	2022	2021	2020
Net cash provided by operating activities	$57,324	$79,591	$68,603
Net cash used in investing activities	(3,635)	—	—
Net cash used in financing activities	(70,836)	(57,555)	(59,830)
Cash and cash equivalents and restricted cash at beginning of year	97,015	74,979	66,206
Cash and cash equivalents and restricted cash at end of year	$79,868	$97,015	$74,979

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $22.3 million, or 28.0%, to $57.3 million for the year ended December 31, 2022, compared to $79.6 million for the year ended December 31, 2021. This decrease was directly correlated with the unfavourable working capital variations and increase in interest and finance costs , as discussed in "Item 5. Operating and Financial Review and Prospects."

Net cash provided by operating activities increased by $11.0 million, or 16.0%, to $79.6 million for the year ended December 31, 2021, compared to $68.6 million for the year ended December 31, 2020. This increase was directly correlated with the favourable working capital variations and decrease in interest and finance costs.

Table of Contents	109

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to $3.6 million for the year ended December 31, 2022, as compared to $nil for the year ended December 31, 2021. This increase in net cash used in investing activities was attributable to cash used for the abovementioned installation of the BWTS on the Clean Energy, the Amur River and the OB River.

No cash was used in investing activities in the years ended December 31, 2021 and 2020.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by $13.2 million, or 22.9% from net cash used in financing activities of $57.6 million in the year ended December 31, 2021, to net cash used in financing activities of $70.8 million in the year ended December 31, 2022. This increase is mainly due to:

i)	the increase of repayments of long- term debt due to the amount paid for the abovementioned voluntary prepayment of $18.73 million on October 12, 2022, which was applied in prepayment of the entire participation of ATB to the $675 Million Credit Facility; and
ii)	the decrease by $3.4 million in proceeds from issuance of common units net of payments for securities registration and other filing costs in the year ended December 31, 2022 to nil, compared to the corresponding period in 2021.

The above increase was partially offset by an increase in receipts of derivative instruments by $8.8 million.

Net cash used in financing activities decreased by $2.2 million, or 3.7% from net cash used in financing activities of $59.8 million in the year ended December 31, 2020, to net cash used in financing activities of $57.6 million in the year ended December 31, 2021. This decrease is mainly due to an increase $3.1 million in proceeds from issuance of common units net of payments for securities registration and other filing costs, which was partially offset by an increase in payments of derivative instruments by $0.9 million.

Distributions

Distributions on Common Units

We paid a cash distribution of $0.0625 per unit to all common unitholders on February 14, 2019, and May 10, 2019. Since May 2019, we have not declared or paid any cash distributions relating to our common units.

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

Distributions on Series A Preferred Units

We paid a cash distribution of $0.5625 per unit to all Series A Preferred unitholders on February 12, 2019, May 13, 2019, August 12, 2019, November 12, 2019, February 12, 2020, May 12, 2020, August 12, 2020, November 12, 2020, February 12, 2021, May 12, 2021, August 12, 2021, November 12, 2021, February 14, 2022, May 12, 2022, August 12, 2022, November 14, 2022, and February 13, 2023.

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

Table of Contents	110

Distributions on Series B Preferred Units

We paid a cash distribution of $0.7231 per unit to all Series B Preferred unitholders on February 22, 2019.

We paid a cash distribution of $0.546875 per unit to all Series B Preferred unitholders on May 22, 2019, August 22, 2019, November 22, 2019, February 24, 2020, May 22, 2020, August 24, 2020, November 23, 2020, February 22, 2021, May 24, 2021, August 23, 2021, November 22, 2021, February 22, 2022, May 23, 2022, August 22, 2022, November 22, 2022, and February 22, 2023.

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

General Partner Distributions

During the years ended December 31, 2022, 2021 and 2020 made no payments to our General Partner and holder of the incentive distribution rights in the Partnership.

The declaration and payment of distributions, if any, is always subject to the discretion of our Board of Directors. We may reduce or eliminate our cash distributions relating to our common units or preferred units at any time in our sole discretion.

Securities Offerings (following the IPO)

In June 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 per common unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price.

In September 2014, we completed our underwritten public offering of $250.0 million in aggregate principal amount of our 6.25% Senior Notes due 2019, or our 2019 Notes.  The 2019 Notes commenced trading on the NYSE on December 30, 2014 under the ticker symbol "DLNG 19." On October 30, 2019, we redeemed the entire outstanding balance of the 2019 Notes of $250 million aggregate principal amount using proceeds from the $675 Million Credit Facility (as described below) together with cash on hand.

In July 2015, we completed our underwritten public offering of 3,000,000 of our 9.00% Series A Cumulative Redeemable Preferred Units at $25.00 per unit. Our Series A Preferred Units trade on the NYSE under the ticker symbol "DLNG PR A."

In October 2018, we completed our underwritten public offering of 2,200,000 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units at $25.00 per unit. Our Series B Preferred Units trade on the NYSE under the ticker symbol "DLNG PR B."

On July 2, 2020, we entered into the Original Agreement with Virtu Americas LLC, as sales agent, for the offer and sale, from time to time, of up to an aggregate of $30.0 million of our common units representing limited partnership interests under an "at-the-market" offering program. In August 2020, we entered into the A&R Sales Agreement with Virtu Americas LLC and DNB Markets, Inc., for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. Upon entry into the A&R Sales Agreement, the Partnership terminated its prior at-the-market program established in July of 2020 pursuant to the Original Agreement (the "Prior ATM Program"). At the time of such termination, the Partnership had issued and sold 122,580 common units resulting in net proceeds of $0.3 million, under the Original Agreement. During the year ended December 31, 2021, the we issued and sold 1,189,667 of our common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement. During the year ended December 31, 2020 we issued and sold 122,580 of our common units resulting in net proceeds of $0.3 million under the Original ATM sales agreement. No common units were sold under the A&R Sales Agreement during the year ended December 31, 2022.

Table of Contents	111

The Current ATM Program has $26.5 million of remaining availability and we have 36,802,247 units issued and outstanding.

Recent Developments

Distributions:

We declared a quarterly cash distribution of $0.5625 on our Series A Preferred Units for the period from November 12, 2022 to February 11, 2023, which was paid on February 13, 2023, to all applicable unit holders of record as of February 6, 2023.

We declared a quarterly cash distribution of $0.546875 on our Series B Preferred Units for the period from November 22, 2022, to February 21, 2023, which was paid on February 22, 2023, to all applicable unit holders as of February 15, 2023.

Partial Prepayment of the $675 Million Credit Facility:

On March 27, 2023 and in agreement with the Lenders of the $675 Million Credit Facility, we effected a voluntary prepayment of $31.3 million using the funds standing to the credit of the Cash Collateral Account. This amount was applied in inverse order of maturity by reducing the balloon payment of the facility.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

See “Item 4. Information on the Partnership – B. Business Overview – The International Liquefied Natural Gas (LNG) Shipping Industry.”

E.	CRITICAL ACCOUNTING ESTIMATES

For a description of all our significant accounting policies, see Note 2 to our annual consolidated financial statements included elsewhere in this annual report, and for our critical accounting estimates, see the paragraph entitled “Critical Accounting Estimates and Policies” under Item 5.A discussed above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Table of Contents	112

A.	DIRECTORS AND SENIOR MANAGEMENT

The following provides information about each of our directors and senior management.

Name	Age	Position
Georgios Prokopiou	76	Chairman of the Board of Directors and Appointed Director
Tony Lauritzen	46	Chief Executive Officer and Appointed Director
Michael Gregos	51	Chief Financial Officer
Levon Dedegian	71	Class III Director
Alexios Rodopoulos	75	Class II Director
Evangelos Vlahoulis	76	Class I Director

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

Tony Lauritzen. Mr. Tony Lauritzen has served as our Chief Executive Officer and on our Board of Directors since our inception in 2013.  Mr. Lauritzen has been the general manager of our Sponsor's LNG activities since 2006.  Prior to joining Dynagas, Mr. Lauritzen worked for the shipowner and ship manager Bernhard Schulte Shipmanagement Ltd where he was a project manager with a focus on the gas shipping segment.  Prior to that, he worked for Westshore Shipbrokers AS in the offshore shipbroking segment.  Mr. Lauritzen holds a Master of Science in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London (2003) and a Master of Arts in Business and Finance from Heriot Watt University, Edinburgh (2002).  Mr. Lauritzen is the son-in-law of Mr. Prokopiou.

Michael Gregos. Mr. Michael Gregos has served as our Chief Financial Officer since our inception. Mr. Gregos has served as commercial manager of the activities of Dynacom Tankers Management since 2009. From 2007 to 2009, Mr. Gregos served as Chief Operating Officer of Ocean Freight Inc. a shipping transportation company listed on NASDAQ. Prior to that, Mr. Gregos was commercial manager of the activities of Dynacom Tankers Management. Mr. Gregos has also worked for Oceania Maritime Agency, a shipping transportation company in Connecticut, USA and ATE Finance the corporate finance arm of Agricultural Bank of Greece responsible for the implementation of initial public offerings in the Greek equities market. He is a graduate of Queen Mary University in London and holds an M.Sc. in Shipping, Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London.

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

Table of Contents	113

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

B.	COMPENSATION

Executive Compensation

Our executive officers, who report directly to our Board of Directors, are provided to us by our Manager under an Executive Services Agreement with retroactive effect from the closing date of our IPO. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five-year term, payable in equal monthly instalments and automatically renews for successive five-year terms unless terminated earlier. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five-year terms, unless terminated earlier.

Director Compensation

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

General

Pursuant to the terms of our Partnership Agreement, our General Partner has delegated to our Board of Directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the Partnership. Our General Partner is wholly owned by our Sponsor. Our executive officers, whose services are provided to us pursuant to the Executive Services Agreement with our Manager, manage our day-to-day activities consistent with the policies and procedures adopted by our Board of Directors.

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

Table of Contents	114

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

The Partnership held its 2022 Annual General Meeting of Limited Partners on November 30, 2022, at which (i) Mr. Alexios Rodopoulos was re-elected to serve as a Class II Director for a three-year term until the 2025 Annual Meeting of Limited Partners, and (ii) Ernst & Young (Hellas) Certified Auditors Accountants S.A. were re-appointed to serve as the Partnership's independent auditors for the fiscal year ending December 31, 2022.

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

Please see "Item 16G. Corporate Governance."

Table of Contents	115

D.	EMPLOYEES

As of December 31, 2022, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Master Agreement.  Please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management." The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement & Executive Services Agreement."

E.	UNIT OWNERSHIP

Please see "Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders."

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR UNITHOLDERS

The following table sets forth the beneficial ownership of our common units as of the date of this report by each person that we know to beneficially own more than 5% of our outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

Name of Beneficial Owner	Number	Percent
Dynagas Holding Ltd.(2)	15,595,000	42.4%
Cobas Asset Management SGIIC SA(3)	4,833,397	13.1%
Dell Loy Hansen (5)	3,563,020	9.7%
All executives, officers and directors as a group(3)(4)	*	*

Table of Contents	116

___________________

(1)	Based on 36,802,247 common units outstanding as of the date of this annual report.
(2)	Dynagas Holding Ltd. is beneficially owned by the Prokopiou Family, including the chairman of our Board of Directors, Georgios Prokopiou and his daughters Elisavet Prokopiou, Johanna Procopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 23, Rue Basse, 98000 Monaco.
(3)	This information is derived from Schedule 13G/A filed with SEC on February 10, 2023.
(4)	Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common units apart from Mr. Georgios Prokopiou, whose ownership interests are separately presented in the above table.
(5)	This information is derived from Schedule 13G filed with the SEC on October 15, 2020.

As of the date of this annual report, we had three unitholders of record, two of which were located in the United States, representing 57.63% of our outstanding common units. However, one of the U.S. common unitholders of record is CEDE & CO., a nominee of the Depository Trust Company, which held 57.62 % of our common units as of the same date. Accordingly, we believe that the common units held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. Except as otherwise disclosed herein, we are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of us.

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

Noncompetition

Under the Omnibus Agreement, our Sponsor has agreed, and has caused its affiliates (other than us, and our subsidiaries) to agree, not to acquire, own, operate or contract for any LNG carrier operating under a charter with an initial term of four or more years. We refer to these LNG carriers as "Four-Year LNG carriers" and to all other LNG carriers, together with any related contracts, as "Non-Four-Year LNG carriers." The restrictions in this paragraph will not prevent our Sponsor or any of its controlled affiliates (including us and our subsidiaries) from:

(1)	acquiring, owning, operating or chartering any Non-Four-Year LNG carriers;
(2)	(i) acquiring or owning one or more Four-Year LNG carrier(s) if such Dynagas Holding Entity (as defined in the Omnibus Agreement) offers to sell such Four-Year LNG carrier to us for the acquisition price plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Four-Year LNG carrier in accordance with the terms of the Omnibus Agreement) and (ii) owning any Optional Interests (as defined in the Omnibus Agreement) in the entities relating to the Optional Vessels at any time on or after the time at which such interests are treated as a Four-Year LNG carrier pursuant to the Omnibus Agreement, if the related Dynagas Holding Entities (as applicable), offer to sell such Optional Interests to us for the pro rata portion of the acquisition price relating to the corresponding LNG carrier owned by such entity plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Optional Interests in accordance with the terms of the Omnibus Agreement);
(3)	operating or chartering an LNG carrier under a charter with a term of four or more years if such Dynagas Holding Entity offers to sell such LNG carrier to us for fair market value (i) promptly after the time it becomes a Four-Year LNG carrier and (ii) at each renewal or extension of that charter if such renewal or extension is for a term of four or more years, in each case in accordance with the procedures set forth in the Omnibus Agreement;
(4)	acquiring and owning a controlling interest in one or more Four-Year LNG carriers as part of the acquisition of an interest in business or package of assets that owns, operates or charters such Four-Year LNG carriers; provided, however; if a majority of the value of the business or assets acquired is attributable to Four-Year LNG carriers, as determined in good faith by our Sponsor's board of directors, the Dynagas Holding Entity must offer to sell such Four-Year LNG carrier(s) to us for their fair market value plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (for the avoidance of doubt, nothing herein shall prohibit the acquisition and owning of one or more Four-Year LNG carriers as part of the acquisition of a minority interest in a business or package of assets that owns, operates or charters Four-Year LNG carriers);
(5)	acquiring a non-controlling interest in any company, business or pool of assets;
(6)	acquiring, owning, operating or chartering any Four-Year LNG carrier if we do not fulfill our obligation to purchase such Four-Year LNG carrier in accordance with the terms of the Omnibus Agreement;
Table of Contents	117

(7)	acquiring, owning, operating or chartering any Four-Year LNG carrier that is subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;
(8)	providing vessel management services relating to any LNG carrier;
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

Table of Contents	118

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

Vessel Management

Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to a Master Agreement which includes a standard set of terms for technical and commercial management services applicable to all our vessels, which we refer to as our Management Agreements. Our Manager is wholly owned by Mr. Georgios Prokopiou, our Chairman of the Board, and has been providing these services for the vessels in our Fleet for over thirteen years. Through our Manager, we have had a long-lasting presence in the LNG shipping industry, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We currently pay our Manager a technical management fee of $2,917 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

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

Table of Contents	119

We incurred an aggregate expense of approximately $7.8 million and $7.7 million to our Manager in connection with the management of our Fleet under the Management Agreements for the years ended December 31, 2022 and 2021.

The term of the original management agreements with our Manager expired on December 31, 2020, and in March 2021, we entered into the Master Agreement with the Manager, which includes new Standard Management Terms for our six vessels effective as from January 1, 2021. This agreement amended, restated and superseded the previous technical and commercial management agreements commencing on January 1, 2021. The technical management fee of $2,750 per day for each vessel was fixed until December 31, 2021 and thereafter, increases annually by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee. Under the terms of the Management Agreements, we may terminate the Management Agreements upon written notice if our Manager fails to fulfill its obligations to us under the Management Agreements. The Management Agreements terminate automatically following a change of control in us. If the Management Agreements are terminated as a result of a change of control in us, then we will have to pay our Manager a termination penalty. For this purpose a change of control means (i) the acquisition of fifty percent or more by any individual, entity or group of the beneficial ownership or voting power of the outstanding shares of us or our vessel owning subsidiaries, (ii) the consummation of a reorganization, merger or consolidation of us and/or our vessel owning subsidiaries or the sale or other disposition of all or substantially all of our assets or those of our vessel owning subsidiaries and (iii) the approval of a complete liquidation or dissolution of us and/or our vessel owning subsidiaries. Additionally, the Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a sale or total loss of a vessel (with respect to that vessel), or (iii) if we file for bankruptcy.

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

During the year ended December 31, 2022, we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.

Table of Contents	120

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

$30 Million Revolving Credit Facility

In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital which was interest free and had a term of five years.  On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term, until November 14, 2023, on terms and conditions substantially similar to the existing credit facility. The loan may be drawn and prepaid in whole or in part at any time during its term. As of December 31, 2022, no amounts were outstanding under the facility.

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

Table of Contents	121

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

Our Partnership Agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our General Partner or by our directors. We have adopted these provisions to allow our General Partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to our Sponsor, as well as to our unitholders. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our General Partner and our directors by the Partnership Act;
•	material modifications of these duties contained in our Partnership Agreement; and
•	certain rights and remedies of unitholders contained in the Partnership Act.
Table of Contents	122

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a Partnership Agreement providing otherwise, would generally require a General Partner and the directors of a Marshall Islands limited partnership to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a Partnership Agreement providing otherwise, would generally prohibit a General Partner or the directors of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.
Partnership Agreement modified standards	Our Partnership Agreement contains provisions that waive or consent to conduct by our General Partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our Partnership Agreement provides that when our General Partner is acting in its capacity as our General Partner, as opposed to in its individual capacity, it must act in "good faith" and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our General Partner is acting in its individual capacity, as opposed to in its capacity as our General Partner, it may act without any fiduciary obligation to us or the unitholders whatsoever, unless another express standard is provided for in the Partnership Agreement. These standards reduce the obligations to which our General Partner and our Board of Directors would otherwise be held. Our Partnership Agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by our Conflicts Committee must be on terms no less favorable to us than those generally being provided to or available from unrelated third-parties.
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
Rights and remedies of unitholders	The provisions of the Partnership Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Partnership Act favors the principles of freedom of contract and enforceability of Partnership Agreements and allows the Partnership Agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and our ability to issue additional units, are governed by the terms of our Partnership Agreement.
Table of Contents	123

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

Table of Contents	124

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our cash distribution policy is subject to certain restrictions and may be changed or eliminated at any time. Set forth below are certain factors that influence our cash distribution policy:

•	Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility.
•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our Board of Directors to establish reserves and other limitations.
•	We are and will be subject to restrictions on distributions under our existing financing arrangements as well as under any new financing arrangements or other transactions that we may enter into in the future. Our new and existing financing arrangements may contain financial and other covenants that must be satisfied prior to paying distributions in order to declare and pay such distributions or that may restrict or prohibit the payment of distributions. If we are unable to satisfy the requirements contained in any of our financing arrangements or are otherwise in default under any of those agreements, there could be a material adverse effect on our financial condition and our ability to make cash distributions to our unitholders notwithstanding our cash distribution policy.
Table of Contents	125

•	We are required to make substantial capital expenditures to maintain and replace our Fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their respective useful lives. In order to minimize these fluctuations, our Partnership Agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.
•	Although our Partnership Agreement requires us to distribute all of our available cash, our Partnership Agreement, including provisions contained therein requiring us to make cash distributions may be amended, with the approval of a majority of the outstanding common units.
•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement.
•	Under Section 57 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.
•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See "Item 3. Key Information—D. Risk Factors" for a discussion of these factors.
•	Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

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

Table of Contents	126

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

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

B.	SIGNIFICANT CHANGES

Not applicable.

Table of Contents	127

ITEM 9.	THE OFFER AND LISTING.
A.	OFFER AND LISTING DETAILS

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

Table of Contents	128

D.	EXCHANGE CONTROLS

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

UNITED STATES TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax considerations relevant to us and to a U.S. Holder and Non-U.S. Holder (each defined below) of our common units , Series A Preferred Units and Series B Preferred Units.  This discussion does not purport to deal with the tax consequences of owning units to all categories of investors, some of which (such as dealers in securities or currencies, investors whose functional currency is not the United States dollar, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our units as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, persons required to recognize income for U.S. federal income tax purposes no later than when such item of income is included on an "applicable financial statement," persons subject to the "base erosion and anti-avoidance" tax, and persons who are investors in pass-through entities) may be subject to special rules. This discussion only applies to unitholders who (i) own our units as a capital asset and (ii) own less than 10% of our common units and less than 10% of the value of all our units. Unitholders are encouraged to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of units.

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

Election to be Treated as a Corporation

We have elected to be treated as a corporation for United States federal income tax purposes. As a result, we will be subject to United States federal income tax to the extent we earn income from United States sources or income that is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under an applicable tax treaty or Section 883 of the Code. In addition, among other things, U.S. Holders (as defined below) generally will not directly be subject to United States federal income tax on our income, but rather will be subject to United States federal income tax on distributions received from us and on dispositions of units as described below.

United States Federal Income Taxation of Our Partnership

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation (including an entity that has elected to be classified as a corporation for United States federal income tax purposes, such as us) is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint venture, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Table of Contents	129

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States generally will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below (or in certain cases, would be subject to net income tax at ordinary corporate rates, plus a possible 30% “branch profits tax,” on certain “effectively connected income,” as discussed below).

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2022, our common units, Series A Preferred Units and Series B Preferred Units were "primarily traded" on the NYSE.

Under the regulations, our units will be considered to be "regularly traded" on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, Series A Preferred Units and Series B Preferred Units, which represent 100% of our outstanding equity interests (other than the 0.1% General Partner interest, with respect to which the General Partner has delegated authority to the Board of Directors, the majority of whose members are elected by the common unitholders under the Partnership Agreement, and which interest represents less than 50% of the value of our outstanding equity interests), were listed on the NYSE during 2022, we currently satisfy the listing requirement.

Table of Contents	130

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied the trading frequency and trading volume tests for the taxable year ended December 31, 2022. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, Series A Preferred Units and Series B Preferred Units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock (such as the NYSE).

Notwithstanding the foregoing, the regulations provide, in pertinent part, our common units, Series A Preferred Units or Series B Preferred Units will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such outstanding units are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the voting power and value of such units, which we refer to as the "5% Override Rule."

For purposes of being able to determine the persons who own 5% or more of our common units, Series A Preferred Units or Series B Preferred Units, or "5% Unitholders," the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common units. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Unitholder for such purposes. Notwithstanding the foregoing, the 5% Override Rule will not apply if we can establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of the relevant units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders.

For more than half the days of our taxable year ended December 31, 2022, more than 50% of our common units were owned by 5% Unitholders; however, a substantial 5% Unitholder was a qualified shareholder during the 2022 taxable year. Therefore, less than 50% of our common units were owned by non-qualified 5% Unitholders during the 2022 taxable year.  Therefore, we believe that we were not subject to the 5% Override Rule for 2022.  However, there is no assurance that we will continue to qualify for exemption under Section 883.  For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units.  It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units.  Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% of more of our common units.  If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50% or more of our common units for more than half the number of days during the taxable year.  These requirements are onerous and there is no assurance that we will be able to satisfy them.

Based on the foregoing, we believe that we satisfied the Publicly Traded Test for our taxable year ended December 31, 2022.

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

Table of Contents	131

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

U.S. Federal Income Taxation of U.S. Holders

In the opinion of Watson Farley & Williams LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common units, Series A Preferred A and Series B Preferred Units.

As used herein, the term "U.S. Holder" means a beneficial owner of our units that owns (actually or constructively) less than 10% of our equity (by vote or value) and that is:

•	an individual citizen or resident of the United States (as determined for United States federal income tax purposes),
•	a corporation (or other entity that is classified as a corporation for United States federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,
•	an estate the income of which is subject to United States federal income taxation regardless of its source, or
•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.
Table of Contents	132

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our units generally will constitute distributions, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its units and thereafter as capital gain. Holders that are corporations generally will not be entitled to claim distributions received deduction with respect to distributions they receive from us because we are not a United States corporation. Distributions received with respect to our units generally will be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States federal income tax purposes.

Distributions received with respect to our units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as "qualified dividend income" which are taxable to such U.S. Individual Holder at preferential long-term capital gains tax rates provided that: (i) our units are readily tradable on an established securities market in the United States (such as the NYSE on which our units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the units for more than 60 days during the 121-day period beginning 60 days before the date on which the units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any distributions paid on our units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any distributions paid on our units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our units that are treated as "extraordinary dividends." In general, an extraordinary dividend is a dividend with respect to a unit that is equal to or in excess of 10% (or 5% in the case of Series A Preferred Units and Series B Preferred Units) of a unitholder's adjusted tax basis (or fair market value upon the unitholder's election) in such unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a unitholder's adjusted tax basis (or fair market value). If we pay an "extraordinary dividend" on our units that is treated as "qualified dividend income," then any loss recognized by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under "—Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of United States federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

Adverse United States federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-United States corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

Table of Contents	133

•	at least 75% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations or partnerships in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current and projected methods of operation, we believe that we were not a PFIC in the year ended December 31, 2022 and do not expect to be a PFIC for any future taxable year. For this purpose, we intend to take the position that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority concluding that income derived from time charters should be treated as rental income rather than services income for other tax purposes. Therefore, our position is not free from doubt, and the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our units during any taxable year that we are a PFIC, such U.S. Holder must file IRS Form 8621.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (or an Electing Holder), then, for United States federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder's adjusted tax basis in the units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder's adjusted tax basis in units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its United States federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Table of Contents	134

Taxation of U.S. Holders Making a "Mark-to-Market" Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as "marketable stock," then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder's units at the end of the taxable year over the holder's adjusted tax basis in the units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder's indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a "mark-to-market" election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the aggregate portion of any distributions received by the Non-Electing Holder on our units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the units;
•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income (or undistributed net investment income in the case of an estate or trust) for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us that constitute dividends and gain upon a sale, exchange or other disposition of units. This tax is in addition to any income taxes due on such investment income. Net investment income generally will not include a U.S. Holder's pro rata share of our income and gain if we are a PFIC and that U.S. Holder makes a QEF election, as described below in “—Taxation of U.S. Holders Making a Timely QEF Election.” However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder's ordinary income and net investment income.

Table of Contents	135

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our units (other than a partnership or an entity or arrangement treated as a partnership for United States federal income tax purposes) that owns (actually or constructively) less than 10% of our equity (by vote or value) and that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for United States federal income tax purposes) holding our units, should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our units.

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

Disposition of Units

In general, a Non-U.S. Holder is not subject to United States federal income tax or withholding tax on any gain resulting from the disposition of our units provided the Non-U.S. Holder is not engaged in a United States trade or business. A Non-U.S. Holder that is engaged in a United States trade or business will be subject to United States federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such United States trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a United States trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for United States federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a United States federal income tax return with the IRS.

Table of Contents	136

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our units, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Consequences

In the opinion of our Marshall Islands tax counsel, Watson Farley & Williams LLP, the following are the material Marshall Islands tax consequences of the Partnership’s activities to the Partnership and of the ownership of Partnership units to its shareholders who are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands. Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of units.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT THEIR OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER THEIR PARTICULAR CIRCUMSTANCES.

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

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management. We accomplish this by entering into appropriate derivative instruments and contracts to maintain the desired level of risk exposure.

Table of Contents	137

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our vessel operating, voyage and the majority of our dry-docking related expenses, primarily vessel repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2022, we incurred approximately 32% of our operating expenses (including class survey costs) and 44% of our general and administrative expenses in currencies other than the U.S. dollar compared to 27% of our operating expenses (including class survey costs) and 30% of our general and administrative expenses for the year ended December 31, 2021. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2022 and 2021, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.

We do not currently hedge fluctuations in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk

The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and gas producers. For the years ended December 31, 2022, 2021 and 2020, three, three, and four charterers, respectively, individually accounted for all of our revenues:

Charterer	2022	2021	2020
SEFE (formerly Gazprom)	43%	45%	45%
Yamal	41%	39%	39%
Equinor	16%	16%	16%
Total	100%	100%	100%

Ongoing credit evaluations of our charterers are performed and we generally do not require collateral in our business agreements. Typically, under our time charters, the customer pays for the month's charter on the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained as necessary.

In addition, we have bank deposits that expose us to credit risk arising from possible default by the bank counterparties. There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of such amounts are held with three banks. However, we believe this risk is remote, they are an established and reputable financial institutions with no prior history of default. For further information on the risks associated with our business, please see "Item 3. Key Information—D. Risk Factors" for a discussion on our credit risks, among others.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Table of Contents	138

ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Partnership's principal executive and principal financial officer and effected by the Partnership's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership;
•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Partnership's management and directors; and
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Table of Contents	139

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2022. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership's internal controls over financial reporting are effective as of December 31, 2022.

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

Our principal accountant for the years ended December 31, 2022, 2021 and 2020 was Ernst & Young (Hellas) Certified Auditors Accountants S.A. (PCAOB ID: 1457).

Table of Contents	140

Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.'s Services

In 2022 and 2021, the fees rendered by the auditors were as follows:

	2022	2021
Audit Fees	€136,500	€147,000
Total	€136,500	€147,000

Audit Fees

Audit fees for 2022 and 2021 include fees related to (i) the non-integrated audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information, and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.

Audit-Related Fees

None.

Tax Fees

During both 2022 and 2021, we received services for which fees amounted to $8,400 and $8,000 respectively, for the calculation of Earnings and Profits of the Partnership.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2022.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Table of Contents	141

•	Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our Partnership Agreement, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.
•	Nominating/Corporate Governance Committee. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our Partnership Agreement, we do not currently have a nominating or corporate governance committee.
•	Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of two independent members of our Board, Alexios Rodopoulos and Evangelos Vlahoulis.
•	Corporate Governance Guidelines. The NYSE requires that a listed U.S. Company adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law or our Partnership Agreement and we have not adopted such guidelines.
•	Unitholder Approval of the Issuance of Certain Securities, including Equity Compensation Plans. The NYSE requires that unitholders be given the opportunity to vote on certain security issuances, including security issuances above certain thresholds and all equity-compensation plans and material revisions thereto, with limited exemptions for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. As permitted under Marshall Islands law and our Partnership Agreement, we do not require unitholder approval on security issuances, including security issuances that are senior to our common units, and equity-compensation plans and any material revisions thereto.
•	Proxies. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to the NYSE pursuant to the NYSE corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Partnership Agreement, we will notify our unitholders of meetings between 10 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Partnership Agreement provides that any unitholder or group of unitholders that beneficially own 15% or more of our outstanding common units are entitled to nominate directors for election at an annual meeting if written notice is given to the Board of Directors not more than 120 days and not less than 90 days prior to the date of the annual meeting.

Other than as noted above, we are in compliance with all NYSE corporate governance standards applicable to U.S. domestic issuers. We believe that our established corporate governance practices satisfy the NYSE's listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J.	Insider trading policies

This disclosure item is not yet applicable to the Partnership.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements”

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the related report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm thereon, are filed as part of this annual report appearing on pages F-1 through F-34.

Table of Contents	142

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2	Fourth Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(3)
1.3	Certificate of Formation of Dynagas GP LLC(1)
1.4	Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5	Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6	Limited Partnership Agreement of Dynagas Operating LP(1)
1.7	Certificate of Formation of Dynagas Operating GP LLC(1)
1.8	Limited Liability Company Agreement of Dynagas Operating GP LLC(1)
2.1	Description of Securities(9)
4.1	Master Agreement(9)
4.2	First Amended and Restated Omnibus Agreement, dated April 12, 2016(5)
4.3	$30 Million Revolving Credit Facility with Dynagas Holding Ltd.(7)
4.4	Executive Services Agreement(2)
4.5	Administrative Services Agreement(4)
4.6	$675 Million Credit Facility, dated September 18, 2019(8)
4.7	Supplemental Agreement relating to the $675 Million Credit Facility, dated October 11, 2022
4.8	Amended and Restated ATM Sales Agreement, dated August 19, 2020(6)
8.1	Subsidiaries of Dynagas LNG Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Public Accounting Firm

Table of Contents	143

15.2	Consent of Drewry Shipping Consultants, Ltd.
15.3	Consent of Watson Farley & Williams LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Incorporated by reference to the Partnership's Registration Statement on Form F-1, as amended, which was declared effective by the Securities and Exchange Commission on November 12, 2013 (Registration No. 333-191653).
(2)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 25, 2014.
(3)	Incorporated by reference to the Partnership's Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on October 23, 2018.
(4)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 10, 2015.
(5)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 18, 2016.
(6)	Incorporated by reference to Exhibit 1.1 of the Partnership's Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on August 19, 2020.
(7)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 24, 2019.
(8)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 16, 2020.
(9)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 29, 2021.
Table of Contents	144

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNAGAS LNG PARTNERS LP

		By:	/s/ Michael Gregos
			Name:	Michael Gregos
			Title:	Chief Financial Officer (Principal Financial Officer)

Date:	April 21, 2023

Table of Contents	145

DYNAGAS LNG PARTNERS LP

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Table of Contents	F- 1

DYNAGAS LNG PARTNERS LP

Table of Contents	F- 2

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Dynagas LNG Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the “Partnership”) as of December 31, 2022 and 2021, the related consolidated statements of income, partners equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Table of Contents	F- 3

Impairment assessment of long-lived assets
Description of the matter

As of December 31, 2022, the carrying value of the Partnership’s vessels was $825,105 thousand. As discussed in Note 2 (k) to the consolidated financial statements, the Partnership evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment (ASC 360). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel.

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

In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the future undiscounted net operating cash flows. We tested the completeness and accuracy of the data used within the undiscounted net operating cash flow forecasts. We assessed the Partnership’s disclosures in Note 2 (k) to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Partnership's auditor since 2011.

Athens, Greece
April 21, 2023

Table of Contents	F- 4

DYNAGAS LNG PARTNERS LP Consolidated Balance Sheets as of December 31, 2022 and 2021 (Expressed in thousands of U.S. Dollars — except for unit data)

	Note	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2(e)	$48,598	$47,015
Trade accounts receivable		67	90
Prepayments and other assets		2,127	1,454
Inventories		885	909
Derivative financial instrument, current portion	6,11	22,544	555
Due from related party, current		—	1,144
Total current assets		74,221	51,167

FIXED ASSETS, NET:
Vessels, net	4	825,105	853,190
Total fixed assets, net		825,105	853,190

OTHER NON-CURRENT ASSETS:
Restricted cash	2(f), 5, 13	31,270	50,000
Due from related party	3,6	1,350	1,350
Accrued charter revenue		355	—
Deferred charges		1,289	1,505
Other receivables, non- current	5	1,789	—
Derivative financial instrument, non- current portion	6,11	12,333	8,269
Total assets		$947,712	$965,481

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $1,748 and $2,053, respectively	5	$46,252	$45,947
Trade payables		8,035	5,653
Due to related party	3	1,472	247
Accrued liabilities		2,656	1,421
Unearned revenue		11,855	11,660
Total current liabilities		70,270	64,928

NON-CURRENT LIABILITIES:
Deferred revenue		2,730	3,050
Long-term debt, net of current portion and unamortized deferred financing fees of $1,131 and $2,981, respectively	5	450,781	516,019
Total non-current liabilities		453,511	519,069

Commitments and contingencies	7	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 36,802,247 units and 36,802,247 units issued and outstanding as at December 31, 2022 and 2021)	8	297,139	254,734
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2022 and 2021)	8	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at December 31, 2022 and 2021)	8	53,498	53,498
General Partner (35,526 units issued and outstanding as at December 31, 2022 and 2021)	8	78	36
Total partners’ equity		423,931	381,484
Total liabilities and partners’ equity		$947,712	$965,481

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 5

DYNAGAS LNG PARTNERS LP Consolidated Statements of Income For the years ended December 31, 2022, 2021 and 2020 (Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Note	2022	2021	2020
REVENUES:
Voyage revenues		$131,657	$137,746	$137,165
EXPENSES:
Voyage expenses		(1,328)	(939)	(1,275)
Voyage expenses-related party	3	(1,632)	(1,718)	(1,719)
Vessel operating expenses		(29,773)	(29,640)	(28,830)
Dry-docking and special survey costs		(12,791)	—	—
General and administrative expenses		(2,099)	(2,347)	(1,795)
General and administrative expenses- related party	3	(688)	(758)	(733)
Management fees-related party	3	(6,203)	(6,023)	(6,752)
Depreciation	4	(31,806)	(31,710)	(31,797)

Operating income		$45,337	$64,611	$64,264

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 10	(27,911)	(21,420)	(27,058)
Interest income		829	—	221
Gain/ (Loss) on derivative financial instrument	11	33,655	10,104	(3,148)
Gain on Debt extinguishment	5	2,072	—	—
Other, net		28	(35)	(227)
Total other expenses, net		8,673	(11,351)	(30,212)

Partnership’s Net Income		$54,010	$53,260	$34,052
Common unitholders’ interest in Net Income		$42,405	$41,656	$22,466
Series A Preferred unitholders’ interest in Net Income		$6,750	$6,750	$6,750
Series B Preferred unitholders’ interest in Net Income		$4,813	$4,813	$4,813
Subordinated unitholders’ interest in Net Income		$—	$—	$—
General Partner’s interest in Net Income		$42	$41	$23
(Loss)/Earnings per unit, basic and diluted:
Common unit (basic and diluted)	9	$1.15	$1.14	$0.63
Weighted average number of units outstanding, basic and diluted:
Common units	9	36,802,247	36,504,120	35,546,823

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 6

DYNAGAS LNG PARTNERS LP Consolidated Statements of Partners’ Equity For the years ended December 31, 2022, 2021 and 2020 (Expressed in thousands of U.S. Dollars—except for unit data)

	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE, December 31, 2019	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,498	$187,021	$(28)	$313,707
-Net income	—	—	—	—	6,750	4,813	22,466	23	34,052
-Issuance of common stock, net of issuance costs (Note 8)	—	—	122,580	—	—	—	297	—	297
-Distributions declared and paid (common and preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2020	3,000,000	2,200,000	35,612,580	35,526	$73,216	$53,498	$209,784	$(5)	$336,493
-Net income	—	—	—	—	6,750	4,813	41,656	41	53,260
-Issuance of common stock, net of issuance costs (Note 8)	—	—	1,189,667	—	—	—	3,294	—	3,294
-Distributions declared and paid (common and preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2021	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$254,734	$36	$381,484
-Net income	—	—	—	—	6,750	4,813	42,405	42	54,010
-Distributions declared and paid (common and preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2022	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$297,139	$78	$423,931

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 7

DYNAGAS LNG PARTNERS LP Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020 (Expressed in thousands of U.S. Dollars)

	Note	2022		2021	2020
Cash flows from Operating Activities:
Net income:		$54,010		$53,260	$34,052
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	31,806		31,710	31,797
Amortization and write-off of deferred financing fees	10	2,032		2,285	2,527
Deferred revenue amortization		(675)		222	400
Amortization of deferred charges		216		501	217
Dry-docking and special survey costs		12,791		—	—
Loss/ (Gain) on derivative financial instruments	11	(33,655)		(10,104)	3,148
Gain on Debt extinguishment		(2,072)		—	—
Changes in operating assets and liabilities:
Trade accounts receivable		23		294	(241)
Prepayments and other assets		(1,284)		(505)	156
Inventories		24		(101)	(90)
Due from/to related parties		2,369		(2,603)	(496)
Trade accounts payable		(9,526)		1,280	(1,033)
Accrued liabilities		1,070		(235)	6
Deferred charges		—		(9)	(90)
Unearned revenue		195		3,596	(1,750)
Net cash provided by Operating Activities		$57,324		$79,591	$68,603

Cash flows from Investing Activities:
Ballast water treatment system installation	2,4	(3,635)		—	—
Net cash used in Investing Activities		$(3,635)		$—	$—

Cash flows from Financing Activities:
Net proceeds from issuance of common units	8	—		3,407	297
Payment of securities registration and other filing costs		—		(14)	(90)
Distributions declared and paid	8	(11,563)		(11,563)	(11,563)
Repayment of long-term debt	5	(64,893)		(48,000)	(48,000)
Other payments	5	(1,789)		—	—
Receipt/ (Payment) of derivative instruments	11	7,409		(1,385)	(474)
Net cash used in Financing Activities		$(70,836)		$(57,555)	$(59,830)

Net increase/ (decrease) in cash and cash equivalents and restricted cash		(17,147)		22,036	8,773
Cash and cash equivalents and restricted cash at beginning of the year		97,015	97	74,979	66,206
Cash and cash equivalents and restricted cash at end of the year		$79,868		$97,015	$74,979
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		48,598		47,015	24,979
Restricted cash		31,270		50,000	50,000
Cash and cash equivalents and restricted cash		$79,868		$97,015	$74,979
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest		$25,397		$18,777	$24,440

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 8

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information:

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

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which the Partnership operates, the way the Partnership operates its business, and the businesses of its charterers and suppliers. The Partnership has incurred increased costs as a result of the preventative measures imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. However, as of December 31, 2022, the Partnership did not experience any significant negative financial impacts to its results of operations or financial position as a result of COVID-19.

The Partnership earned in the year ended as of December 31, 2022, 41% (2021: 39%) of its revenues from Yamal Trade Pte. Ltd. (“Yamal”), which traded primarily from Russian LNG ports. Due to the recent Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 to date, numerous sanctions against Russia which have not expressly prohibited LNG shipping in the main trading routes of the Partnership’s vessels. The Partnership’s time charter contracts have therefore currently not been affected by the sanctions imposed to date due to the events in Russia and Ukraine.

As of April 4, 2022, SEFE Germania, which is the indirect parent of SEFE Marketing and Trading Singapore Pte. Ltd (‘SEFE”) (formerly known as Gazprom Marketing & Trading Singapore Pte Ltd) and all its subsidiaries, was placed under the control of the German government for an indefinite period of time and three of the Partnership’s vessels under the time charters with SEFE no longer trade from Russian LNG ports.

Currently imposed sanctions, do not affect the Partnership’s compliance with terms imposed by its $675 Million Credit Facility.

As there is currently uncertainty regarding the global impact of the conflict which is ongoing, it is possible that further developments in sanctions or escalation of the conflict will affect the Partnership’s ability to continue to employ two out of six of its vessels to the current charterers and the suspension, termination or cancellation of such charter parties, could thus adversely affect the Partnership’s results of operation, cash flows and financial condition. The Partnership believes that despite the continuing uncertainty, in the event of suspension, termination, cancellation of any of these charters, it will be able to enter into replacement time charters acceptable to the lenders. Thus, the Partnership believes that it will be in a position to maintain sufficient cash generating capacity to cover its working capital needs and pay its installment obligations and be in compliance with all financial and non- financial covenants prescribed in its $675 Million Credit Facility, for the period ending twelve months after the issuance of the consolidated financial statements.

As of December 31, 2022, the Partnership had a working capital surplus of $4.0 million as compared to the working capital deficit of $13.8 million as of December 31, 2021, which is mainly due to the increase in the current portion of its derivative instrument.

Table of Contents	F- 9

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of December 31, 2022:

Vessel Owning Subsidiaries:

Company Name	Country of incorporation/ formation	Vessel Name	Delivery date from shipyard	Delivery date to Partnership	Cbm Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy	March 2007	October 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River	July 2007	October 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River	January 2008	October 2013	149,700
Fareastern Shipping Limited (“Fareastern”)	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”)	Marshall Islands	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. (“Arctic LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.
Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities were limited to the co-issuance of the 2019 Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG Carriers Ltd.	Marshall Islands	Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.
Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership’s Term Loan B discussed under Note 5.

Table of Contents	F- 10

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

Since the Partnership’s inception, the technical, administrative and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 3(a)).

As of December 31, 2022, the Partnership’s Sponsor owned 42.4% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

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

The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of the years ended December 31, 2022, 2021 and 2020, no such interests existed.

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

(c) Other Comprehensive Income: The Partnership follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and accordingly, for the years ended December 31, 2022, 2021 and 2020, comprehensive income equaled net income.

Table of Contents	F- 11

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(d) Foreign Currency Translation: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets and therefore, the Partnership primarily transacts business in U.S. Dollars. The Partnership’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of such transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars using the balance sheet date exchange rates. Resulting gains or losses are included in “Other, net” in the accompanying consolidated statements of income.

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

(g) Trade Accounts Receivable: The amount shown as trade accounts receivable at each balance sheet date, mainly includes receivables from charterers for hire from lease agreements, net of any provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in dispute. Operating lease receivables under ASC 842 are not in scope of ASC 326 for assessment of credit loss. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. Provision for doubtful accounts as of December 31, 2022 and 2021, was nil.

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

Table of Contents	F- 12

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(j) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, capitalized interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when such expenditures appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership’s vessels is depreciated beginning from the time when the vessel is ready for her intended use, on a straight-line basis, to the time that the vessel reaches the end of its economic useful life, after considering the estimated residual value of the vessel which is based on its lightweight tonnage times an estimated scrap rate. The Partnership currently uses a scrap rate estimate of $0.500 per lightweight ton per LNG carrier. Management estimates that the useful life of each of the Partnership’s vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, such vessel’s remaining useful life is adjusted as of the date such regulations are adopted.

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

In developing estimates for the remaining estimated useful lives of the current fleet and scrap values, the Partnership utilizes methods, which are identical to those employed as part of the Partnership’s depreciation policy. As and for each of the years ended December 31, 2022, 2021 and 2020, the Partnership incurred no impairment loss.

Table of Contents	F- 13

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(l)  Intangible Assets/Liabilities Related to Time Charters Acquired: When and where the Partnership identifies any assets or liabilities associated with the acquisition of a vessel, the Partnership records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. In connection with the acquisition of a vessel, the Partnership determines the fair value of any asset or liability acquired based on the market value of the time charters assumed when a vessel is acquired. The amount to be recorded either as an asset or a liability on the date the vessel is acquired, is determined by comparing the charter rate in the existing time charter agreement of the acquired vessel with the market rates for equivalent time charter agreements prevailing at the time the vessel is acquired. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset. When the present value of the existing time charter assumed is less than the current fair value of such charter, the difference is recorded as liability. Assets and liabilities are amortized as adjustments to revenues over the remaining term of the assumed time charter and are classified as non- current assets or liabilities, as applicable, in the accompanying consolidated balance sheets. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

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

Table of Contents	F- 14

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

During the years ended December 31, 2022, 2021 and 2020, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:

Charterer	2022	2021	2020
A	43%	45%	45%
B	41%	39%	39%
C	16%	16%	16%
Total	100%	100%	100%

(p) Accounting for Revenues and Related Expenses: The Partnership generates its revenues from charterers under time charter agreements, which contain a lease as they meet the criteria of a lease under ASC 842 . The Partnership’s vessels are each employed under a time charter agreement, where a contract is entered into with a charterer for the charterer’s use of a vessel for a specific period of time and at a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Revenues from time chartering of vessels are accounted for as operating leases.. The Partnership has determined that the non-lease components in its time charter contracts relate to services for the operation of the vessel, which include crew, technical, safety, commercial services, among others. The Partnership has elected to account for the lease and non-lease component of time charter agreements as a combined component in its consolidated financial statements, having taken into account that the non-lease components would be accounted for ratably on a straight-line basis over the duration of the time charter and that the lease component is considered as the predominant component. The Partnership qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements. Such revenues are recognized on a straight line basis at the average minimum lease revenue over the rental periods of such charter agreements, as service is performed.

In case that a change in the terms and conditions of a time charter agreement results in a change in the scope of or the consideration for a lease (for example, a change to the terms and conditions of the contract that adds or terminates the right to use one or more vessels or extends or shortens the contractual lease term), the lease is considered modified. The Partnership assesses whether the lease modification should be accounted as a separate contract or not based as per ASC 842-10-25-8. Specifically, the Partnership accounts for a modification to a lease as a separate contract when both of the following conditions are present:

a.	The modification grants the charterer an additional right of use not included in the original lease (for example, the right to use an additional asset);
b.	The lease payments increase commensurate with the standalone price for the additional right of use, adjusted for the circumstances of the particular time charter agreement.

In case any of the above conditions are not met, the Partnership does not account for the modified lease as a separate contract. Specifically, if the original lease and the modified lease are both classified as operating leases (i.e., no change to lease classification), the Partnership recognizes lease payments to be made under the modified lease, adjusted for any prepaid or accrued hire from the original lease, generally on a straight-line basis over the new lease term (i.e., the remaining lease term from the original lease at the date of modification, adjusted for the additional or terminated periods). Any initial direct costs incurred in connection with the modification are recognized as an expense over the new lease term.

Revenue generated from variable lease payments is recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. The residual or excess amounts from actually collected hire based on the time charter agreement for each period, if any, is classified as deferred or prepaid revenue in the accompanying consolidated balance sheets.

Table of Contents	F- 15

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership’s revenues are earned.

Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. The Partnership has made an accounting policy election to recognize the related ballast costs, mainly consisting of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortized over the charter period. During all years ended December 31, 2022, 2021 and 2020, the amortization of the contract fulfilment costs was $0.2 million. Voyage expenses, primarily consist of commissions, which are paid by the Partnership as well as port, canal and bunker expenses that are unique to a particular charter and which are paid by the charterer under the time charter arrangements or by the Partnership during periods of off-hire.

(q) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection costs are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(r)  Earnings/ (Loss) Per Unit: As of December 31, 2022, the Partnership’s capital structure consisted of common units, two separate classes of preferred units and a general partner interest. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership’s General Partner but, subject to certain restrictions, may be transferred or sold apart from the General Partner’s interest. The Partnership calculates basic earnings/ (loss) per each class of units by allocating period distributed and undistributed earnings/ (losses) to the General Partner, limited partners and incentive distribution rights holders using the two-class method and in accordance with the Partnership’s Fourth Amended and Restated Limited Partnership Agreement dated October 23, 2018 (the “Limited Partnership Agreement”). Basic earnings/ (losses) per common unit are computed by allocating distributed and undistributed net income/ (losses) available to common unitholders, after subtracting the interest on the Partnership’s net income/ (loss) of all classes of preferred unitholders, and the General Partner by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement. Where distributions relating to the period are in excess of earnings, the surplus is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2022.

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

Table of Contents	F- 16

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

 (t) Fair Value Measurements: The Partnership follows ASC 820, “Fair Value Measurements and Disclosures”, which defines and provides guidance for the measurement of fair value. This guidance creates a fair value hierarchy of measurement and indicates that, when possible, fair value is the price that would be received in the sale of an asset or the price that would be paid in the transfer of a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable data that are not corroborated by market data (Level 3). For example, the reporting entity’s own data has a Level 3 priority because it is not or not yet observable or corroborated by market data. Observable market based inputs or unobservable inputs that are corroborated by market data are classified under Level 2 of the fair value hierarchy. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

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

Table of Contents	F- 17

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(w) Derivative Financial Instruments: The Partnership entered into an interest rate swap contract to manage its exposure to fluctuations of interest rate risks associated with its loan facility.

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

Recent Accounting Pronouncements Adopted

On January 1, 2022, the Partnership adopted ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The adoption of ASU No. 2021-04 did not have a material effect in the Partnership’s consolidated financial statements and disclosures.

Table of Contents	F- 18

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

Recent Accounting Pronouncements Adopted (continued):

On January 1, 2022, the Partnership adopted ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. The adoption of ASU No. 2021-05 did not have a material effect in the Partnership’s consolidated financial statements and disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 could be adopted as of March 12, 2020 through December 31, 2022.

In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The ASU is effective as of December 21, 2022 through December 31, 2024. The Partnership will continue to evaluate transactions or contract modifications occurring as a result of reference rate reform and to determine whether to apply the optional guidance. As of December 31, 2022, the Partnership has not yet elected any optional expedients provided in the standard.

3. Transactions with related parties:

During the years ended December 31, 2022, 2021 and 2020, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of income:

	Years ended December 31,
	2022	2021	2020
Included in voyage expenses – related party
Charter hire commissions (a)	$1,632	$1,718	$1,719

Included in general and administrative expenses – related party
Executive services fee (d)	$568	$638	$613
Administrative services fee (e)	$120	$120	$120
Management fees-related party
Management fees (a)	$6,203	$6,023	$6,752

As of December 31, 2022, and December 2021, balances with related parties consisted of the following:

	Year ended December 31,
	2022	2021
Assets:
Working capital advances granted to the Manager (a)	$—	$1,144
Security deposits to Manager (a)	$1,350	$1,350
Total assets due from related party	$1,350	$2,494

Liabilities included in Due to related party:
Working capital due to Manager (a)	$836	$—
Executive service charges due to Manager (d)	$135	$155
Administrative service charges due to Manager (e)	$30	$30
Management fees due to Manager (a)	$—	$—
Other Partnership expenses due to Manager	$471	$62
Total liabilities due to related party, current	$1,472	$247

Table of Contents	F- 19

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

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

During the years ended December 31, 2022, 2021 and 2020, each vessel was charged a daily management fee of $2.8, $2.8 and $3.1, respectively. During the years ended December 31, 2022, 2021 and 2020, management fees under the Master Agreement and the previous vessel Management Agreements amounted to $6,203, $6,023 and $6,752 respectively, and are separately reflected in the accompanying consolidated statements of income.

The Master Agreement and the previous Management Agreements also provide for a commission of 1.25% over charter-hire agreements arranged by the Manager. During the years ended December 31, 2022, 2021 and 2020, charter hire commissions under the Management Agreements amounted to $1,632, $1,718 and $1,719, respectively, and are included in Voyage expenses-related party in the accompanying consolidated statements of income.

The Master Agreement and the previous Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Master Agreement prior to its ten year term, by any reason other than Manager’s default, the advance is not refundable. Such advances as of December 31, 2022 and 2021, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

Table of Contents	F- 20

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of December 31, 2022 and 2021, an amount of $836 and $1,144 was due to the Manager and due from the Manager in relation to these operating expenses respectively.

(b) Loan from related party

On November 18, 2013, upon the completion of its IPO, the Partnership entered into the $30 million Sponsor Facility with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital.

The $30 million Sponsor Facility was extended on November 14, 2018, for an additional term of five years on terms and conditions identical to the initial credit facility (the “$30 million Extended Sponsor Facility”). The $30 million Extended Sponsor Facility may be drawn and be prepaid in whole or in part at any time during the life of the facility which is until November 2023. No amounts have been drawn under the respective facility as of December 31, 2022 and 2021.

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

(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $568 on the basis of an annual average Euro/US Dollar exchange rate of €1.0000/$1,0562 as of December 31, 2022), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the years ended December 31, 2022, 2021 and 2020, executive service fees amounted to $568, $638 and $613, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income.

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by Dynagas. During the years ended December 31, 2022, 2021 and 2020, administrative service fees amounted to $120 for each year and are included in general and administrative expenses – related party in the accompanying consolidated statements of income.

Table of Contents	F- 21

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2020	$1,167,909	$(283,009)	$884,900
Depreciation	—	(31,710)	(31,710)
Balance December 31, 2021	$1,167,909	$(314,719)	$853,190
Additions	3,721	—	3,721
Depreciation	—	(31,806)	(31,806)
Balance December 31, 2022	$1,171,630	$(346,525)	$825,105

During the year ended December 31, 2022, the Partnership installed a ballast water treatment system (“BWTS”), on three of its vessels. The cost of the BWTS amounted to $3,721 in the aggregate. The cost of the BWTS was accounted as major improvement and was capitalized to vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Ballast water treatment system installation” under “Cash flows used in investing activities” in the consolidated statements of cash flows.

As of December 31, 2022, all vessels comprising the Partnership’s fleet were first priority mortgaged as collateral to secure the $675 Million Credit Facility, further discussed in Note 5.

5. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

		Year Ended December 31,
Debt instruments	Borrowers-Issuers	2022	2021
$675 Million Credit Facility	Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited, Solana Holding Ltd.	499,912	567,000
Total debt		$499,912	$567,000
Less deferred financing fees		(2,879)	(5,034)
Total debt, net of deferred finance costs		$497,033	$561,966
Less current portion, net of deferred financing fees		$(46,252)	$(45,947)

Long-term debt, net of current portion and deferred financing fees		$450,781	$516,019

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

Table of Contents	F- 22

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt (continued):

The $675 Million Credit Facility bears interest at U.S. LIBOR (in case LIBOR is less than zero, LIBOR shall be deemed to be zero) plus 3.00% margin and is secured by, among other things, first priority mortgages on the six LNG vessels in the Partnership's fleet. The $675 Million Credit Facility is repayable over five years in 20 consecutive quarterly payments plus a balloon payment in the fifth year.

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

On April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024. ATB was among several lenders to the Partnerships’ $675 Million Credit Facility. On April 22, 2022, ATB was declared bankrupt by the District Court of Amsterdam whereby the court appointed certain bankruptcy trustees (“Bankruptcy Trustees”). On July 12, 2022 the Department of the Treasury (Washington, D.C. 20220) issued Licence No. RUSSIA-EO14024-2022-921484-1 to the Bankruptcy Trustees which authorized the Bankruptcy Trustees to engage in all transactions ordinarily incident and necessary to the wind down of transactions with ATB. (“Specific Licence”).

The Partnership had not been restricted in meeting its repayment obligations by continuing to make payments of principal and/or interest to the Agent as required under the Facility Agreement.

Table of Contents	F- 23

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt (continued):

On October 11, 2022 and pursuant to the Specific License, the Partnership and all Lenders of the $675 Million Credit Facility (including the Bankruptcy Trustees on behalf of ATB) entered into a Supplemental Agreement to the $675 Million Credit Facility and a Deed of Retirement. Pursuant to their terms, among other things:

(i)	the Partnership made a voluntary prepayment of $18,730 which was effected on October 12, 2022. This amount was applied in: a) prepayment of the entire participation of ATB to the $675 Million Credit Facility, as of October 11, 2022 including the principal amount of $19,088 and accrued interest as of the date of prepayment of $48.4, and b) in repayment of the amount of $1,789, which had been paid by the Partnership to the Agent between March 2022 and September 2022 in relation to the principal and interest repayments for ATB and which is currently blocked by the Agent due to the application of Sanctions;
(ii)	the principal amount of $2,195 due to ATB that was not paid, was waived and forgiven;
(iii)	ATB was retired as Arranger and as Lender under the $675 Million Credit Facility;
(iv)	an amount equal to the prepayment amount was released from the Cash Collateral Account in order to make the prepayment to ATB referred to above;
(v)	the Agent has applied to the relevant Sanctions Authority in the U.S.A. for the return to the Partnership of the amount which was paid by the Partnership to the Agent between March 2022 and September 2022 in relation to the principal and interest repayments for ATB and which is currently blocked by the Agent due to the application of Sanctions.

On the date of repayment, the Partnership recognized a gain on debt extinguishment of $2,072 in the Consolidated Statements of Income according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”. The gain on debt extinguishment of $2,072 resulted from: a) the gain in relation to the principal amount of $2,195 which was waived and forgiven further to the Deed of Retirement, as mentioned above, and b) the write- off of the amount of $123 of unamortized debt discounts attributable to the debt of ATB.

The amount of $1,789 which was paid by the Partnership to the Agent between March 2022 and September 2022 in relation to the principal and interest repayments for ATB (“Blocked Funds”) and which is currently blocked by the Agent due to the application of Sanctions, is included in Other assets, non- current in the Consolidated Balance Sheets. The Partnership considers the Blocked Funds to be recoverable following the issuance of the license by OFAC for the release of the Blocked Funds by the Agent.

As of December 31, 2022, the Partnership was in compliance with all financial and non-financial covenants prescribed in its $675 Million Credit Facility. As also discussed in Note 1, currently imposed sanctions due to the Russian conflicts with Ukraine, do not affect the Partnership’s compliance with terms imposed by its $675 Million Credit Facility.

The annual principal payments for the Partnership’s outstanding $675 Million Credit Facility as at December 31, 2022, required to be made after the balance sheet date were as follows:

Year ending December 31,	Amount
2023	48,000
2024	451,912
Total long-term debt	$499,912

Table of Contents	F- 24

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt (continued):

The weighted average interest rate on the Partnership’s long-term debt for the years ended December 31, 2022, 2021 and 2020, was 4.65%, 3.1% and 3.7%, respectively.

Total interest incurred on long-term debt for the years ended December 31, 2022, 2021 and 2020, amounted to $25,661, $18,762 and $24,146, respectively, and is included in Interest and finance costs (Note 10) in the accompanying consolidated statements of income.

Commitment fees incurred for all years ended December 31, 2022, 2021 and 2020, amounted to nil. Such fees are included in Interest and finance costs (Note 10) in the accompanying consolidated statements of income.

6. Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

▪	Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of the non-current portion of the amounts due from related parties and other receivables, non-current, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital, is $922 as of December 31, 2022, compared to their carrying value of $1,350 as of the same date.

▪	Long-term debt: The $675 Million Credit Facility discussed in Note 5, has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans. The fair value of the $675 Million Credit Facility approximates its recorded value, due to its variable interest rates.

▪	Derivative financial instrument: The carrying values reported in the accompanying consolidated balance sheets for the swap transaction are determined through Level 2 of the fair value hierarchy and are derived principally from interest rates, yield curves and other items that allow value to be determined.

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

Table of Contents	F- 25

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6. Fair Value Measurements (continued):

	Significant Other Observable Inputs (Level 2)
Recurring measurements:	December 31, 2022	December 31, 2021
Interest rate swaps	$34,877	$8,824

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

As at December 31, 2022, two of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates.

Specifically, as at December 31, 2022 under two of its time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment and in such case the Partnership may not receive the contracted revenues thereunder.

The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.

The Partnership’s maturity analysis of future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of December 31, 2022, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below.

Table of Contents	F- 26

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7. Commitments and Contingencies (continued):

Year ending December 31,	Amount
2023	131,672
2024	146,043
2025	141,818
2026	112,826
2027	86,359
2028 and thereafter	270,126
Total	$888,844

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

Table of Contents	F- 27

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7. Commitments and Contingencies (continued):

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3, the Partnership has contracted with Dynagas Ltd. for the provision of commercial, administrative and technical management of its vessels pursuant to the Master Agreement.

a)	For the commercial services provided under the Master Agreement, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $11,111.
b)	Management fees for the period from January 1, 2023 to the date of the expiration of the agreements on December 31, 2030, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to amount to $56,854.

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

As of December 31, 2022, the Partnership had 36,802,247 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.

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

Table of Contents	F- 28

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):

The percentage allocations of available cash from operating surplus among the common unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are illustrated below. The percentage interests shown for the common unitholders, the General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assumes that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest. Under the Limited Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the first target distribution level.

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

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No Series A Preferred Units were redeemed as of December 31, 2022 and 2021.

Table of Contents	F- 29

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):

Distributions on the Series B Preferred Units are cumulative from the date of original issue and are payable quarterly on February 22, May 22, August 22 and November 22, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Furthermore, distributions on the Series B Preferred Units are payable (i) from and including the original issue date to, but excluding, November 22, 2023 at a fixed rate equal to 8.75% per annum of the stated liquidation preference per unit and (ii) from and including November 22, 2023 at a floating rate equal to three-month LIBOR plus a spread of 5.593% per annum of the stated liquidation preference per unit.

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

Common unit distributions:

No quarterly cash distributions to Common unitholders were made with respect to fiscal year 2022 and 2021.

Series A Preferred unit distributions:

On January 20, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2021 to February 11, 2022. The cash distribution was paid on February 14, 2022, to all Series A preferred unitholders of record as of February 7, 2022.

On April 20, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2022 to May 11, 2022. The cash distribution was paid on May 12, 2022, to all Series A preferred unitholders of record as of May 5, 2022.

On July 21, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2022 to August 11, 2022. The cash distribution was paid on August 12, 2022, to all Series A preferred unitholders of record as of August 5, 2022.

On October 21, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from August 12, 2022 to November 11, 2022. The cash distribution was paid on November 14, 2022, to all Series A preferred unitholders of record as of November 7, 2022.

Table of Contents	F- 30

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):

Series B Preferred unit distributions:

On January 31, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2021 to February 21, 2022. The cash distribution was paid on February 22, 2022, to all Series B preferred unitholders of record as of February 14, 2022.

On April 29, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2022 to May 21, 2022. The cash distribution was paid on May 23, 2022, to all Series B preferred unitholders of record as of May 16, 2022.

On July 29, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from May 22, 2022 to August 21, 2022. The cash distribution was paid on August 22, 2022, to all Series B preferred unitholders of record as of August 15, 2022.

On October 31, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from August 22, 2022 to November 21, 2022. The cash distribution was paid on November 22, 2022, to all Series B preferred unitholders of record as of November 15, 2022.

General Partner Distributions:

During all years ended December 31, 2022, 2021 and 2020, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of nil.

At the market equity program:

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

During the year ended December 31, 2021, the Partnership issued and sold 1,189,667 of common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement. During the year ended December 31, 2020 the Partnership issued and sold 122,580 common units resulting in net proceeds of $0.3 million under the Original ATM sales agreement. No common units were sold under the A&R Sales Agreement during the year ended December 31, 2022.

9. Earnings/(Loss) per Unit:

The Partnership calculates earnings/ (loss) per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned.

Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the years ended December 31, 2022, 2021 and 2020.

Table of Contents	F- 31

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Earnings/(Loss) per Unit (continued):

The calculations of the basic and diluted earnings per common unit are presented below:

	Year ended December 31,
	2022	2021	2020
Partnership’s Net income	$54,010	$53,260	$34,052
Less:
Net Income attributable to preferred unitholders	11,563	11,563	11,563
General Partner’s interest in Net Income	42	41	23
Net income/(loss) attributable to common unitholders	$42,405	$41,656	$22,466
Weighted average number of common units outstanding, basic and diluted	36,802,247	36,504,120	35,546,823
Earnings/ (Losses) per common unit, basic and diluted	$1.15	$1.14	$0.63

10. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2022	2021	2020
Interest expense (Note 5)	$25,661	$18,762	$24,146
Amortization of deferred financing fees	2,032	2,285	2,527
Write-off of deferred financing fees	—	—	—
Commitment fees (Note 5)	—	—	—
Other	218	373	385
Total	$27,911	$21,420	$27,058

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

As of December 31, 2022 and 2021, the outstanding notional amount of Partnership’s interest rate swap was $519.0 million and $567.0 million, respectively. The fair value of this interest rate swap outstanding at December 31, 2022 and 2021 amounted to an asset of $34,877 and $8,824 (Note 6), respectively, and is included in Derivative financial instrument in accompanying consolidated balance sheet as presented in the table below.

Table of Contents	F- 32

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

11. Derivative financial instrument (continued):

As of December 31, 2022 and 2021, the Partnership recognized a gain on derivative financial instrument of $33.7 million and $10.1 million, respectively, which is included in Gain/ (Loss) on derivative financial instrument in the accompanying consolidated statements of income as presented in the table below.

The realized gain/ (loss) on non-hedging interest rate swaps included in Gain/ (Loss) on derivative financial instrument which is presented in the Consolidated Statements of Income, amounted to $7.4 million gain and $1.4 million loss for the year ended December 31, 2022 and 2021, respectively.

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

Derivative Instruments not designated as hedging instruments – Balance Sheet Location

		2022		2021
Derivative	Balance Sheet Location	Assets	Liabilities	Assets	Liabilities
Interest rate swap	Derivative financial Instruments, Current	$22,544	—	$555	—
Interest rate swap	Derivative financial Instruments, non- Current	12,333	—	8,269	—
Total		$34,877	—	$8,824	—

Derivatives Instruments not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income

	Net Realized and Unrealized Gain /(Loss) Recognized on Statement of Comprehensive Income Location
Derivative		Amount
		2022	2021
Interest rate swap	Gain /(Loss) on derivative instruments	$33,655	$10,104
Total		$33,655	$10,104

12. Taxes:

Under the laws of the countries of the Partnership and its subsidiaries’ incorporation and / or vessels’ registration, the Partnership and its subsidiaries are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical manager of the Partnership’s vessels, Dynagas Ltd., an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf of the Partnership. These tonnage taxes for the years ended December 31, 2022, 2021 and 2020, amounted $338, $317 and $344, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income.

Table of Contents	F- 33

DYNAGAS LNG PARTNERS LP Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

12. Taxes (continued):

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

The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2022, 2021 and 2020 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source shipping income, for 2022, 2021 and 2020, the Partnership would be subject to U.S. federal income tax of approximately $3, $235 and 65, respectively.

13. Subsequent Events:

(a)	Quarterly Series A Preferred unit cash distribution: On January 20, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2022 to February 11, 2023. The cash distribution was paid on February 13, 2023, to all Series A preferred unitholders of record as of February 6, 2023.

(b)	Quarterly Series B Preferred unit cash distribution: On January 31, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2022 to February 21, 2023. The cash distribution was paid on February 22, 2023, to all Series B preferred unitholders of record as of February 15, 2023.

(c)	Partial Prepayment of the $675 Million Credit Facility: On March 27, 2023 the Partnership obtained approval from all Lenders of the $675 Million Credit Facility for the following:
(i)	to make a voluntary prepayment of $31.3 million, which was effected on March 27, 2023, following the release of the funds standing to the credit of the Cash Collateral Account, which was presented as Non- current Restricted Cash in the Consolidated Balance Sheet as of December 31, 2022. This amount was applied in inverse order of maturity of the $675 Million Credit Facility by reducing the balloon payment;
(ii)	the removal of the requirement for the maintenance of $31.3 million in the Cash Collateral Account.
(d)	Quarterly Series A Preferred unit cash distribution: On April 20, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2023 to May 11, 2023. The cash distribution is payable on May 12, 2023, to all Series A preferred unitholders of record as of May 5, 2023.

Table of Contents	F- 34