Form 20-F
period 2023-12-31
Dynagas LNG Partners LP
filed 2024-04-26
CIK 1578453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [_]	Accelerated filer [ ]
Non-accelerated filer [X]	Emerging growth company [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [_]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

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

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT

This annual report on Form 20-F for the year ended December 31, 2023, or this annual report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this annual report. Unless the context otherwise requires, references in this annual report to “Dynagas LNG Partners,” the “Partnership,” “we,” “our,” and “us” or similar terms refer to Dynagas LNG Partners LP and its wholly owned subsidiaries, including Dynagas Operating LP. Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our “Fleet.” References in this annual report to our “General Partner” refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP. References in this annual report to our “Sponsor” are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our “Manager” refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. References in this annual report to the “Prokopiou Family” are to our Chairman, Mr. Georgios Prokopiou, and certain members of his family.

All references in this annual report to “SEFE,” “Equinor,” “Yamal,” and “NextDecade” refer to SEFE Marketing and Trading Singapore Pte Ltd (formerly known as Gazprom Marketing & Trading Singapore Pte Ltd), Equinor ASA (formerly, Statoil ASA), Yamal Trade Pte. Ltd., and NextDecade Corporation (NASDAQ:NEXT), respectively, and certain of their subsidiaries or affiliates which are our current or prospective charterers.

Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” and “$” in this annual report are to the lawful currency of the United States. We use the term “LNG” to refer to liquefied natural gas, and we use the term “cbm” to refer to cubic meters in describing the carrying capacity of our vessels.

References herein to the “Omnibus Agreement” refer to the Omnibus Agreement, as amended and restated and as currently in effect, with our Sponsor. The Omnibus Agreement provides us with the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect. Please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.”

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

We desire to take advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “likely,” “would,” “could,” “seek,” “continue,” “possible,” “might,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this annual report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this annual report and include statements with respect to, among other things:

●	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
●	our anticipated growth strategies, including potential expansion into and acquisition of assets and businesses in other sectors of the shipping industry;
●	the effect of a worldwide economic slowdown;
●	potential turmoil in the global financial markets;
●	fluctuations and volatility in currencies, interest rates, and foreign exchange rates;
●	general market conditions, including fluctuations in charter hire rates and vessel values;
●	changes in our operating expenses, including dry-docking, surveys, upgrades, crewing and insurance costs, bunker prices, and fuel prices;
●	the adequacy of our insurance to cover our losses;
●	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;
●	our future financial condition or results of operations and our future revenues and expenses;
●	our ability to repay or refinance our current and future indebtedness, including our $675 Million Credit Facility (as defined below), and our settling of interest rate swaps (if any);
●	our ability to incur additional indebtedness on acceptable terms or at all, to access the public and private debt and equity markets, and to meet our restrictive covenants and other obligations under our $675 Million Credit Facility and future debt and financing agreements;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers, and other market participants with respect to our Environmental, Social, and Governance (“ESG”) practices;

●	our ability to comply with additional costs and risks related to our ESG policies;
●	the effect of applicable sanctions or embargo laws;
●	our ability to maintain long-term relationships with major LNG traders;
●	our ability to leverage our Sponsor’s relationships and reputation in the shipping industry;
●	our ability to realize the expected benefits from our vessel acquisitions;
●	our ability to acquire newbuildings and second-hand vessels on terms acceptable to us from our Sponsor or third parties and the timely deliveries of such vessels if and when acquired;
●	our ability to compete successfully for future chartering opportunities upon the expiration or termination of existing vessel employment arrangements;
●	acceptance of a vessel by its charterer;
●	termination dates and extensions of charters;
●	the expected cost of, and our ability to comply with, governmental regulations, including regulations relating to ballast water and fuel sulfur, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
●	availability of skilled labor, vessel crews, and management;
●	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;
●	our anticipated taxation and distributions to our unitholders;
●	estimated future maintenance and replacement capital expenditures;
●	our ability to retain key employees;
●	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduced the maximum amount of sulfur that vessels may emit into the air and became effective January 1, 2020;
●	potential liability from any pending or future litigation and potential costs due to environmental damage and vessel collisions;
●	potential liability from future litigation related to claims raised by public-interest organizations or activism with regard to our failure to adapt or mitigate climate impact;
●	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, a regional level imposed by regional authorities such as the European Union, and/or a national level imposed by individual countries;
●	our ability to successfully compete for, enter into, and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

●	business disruptions, including supply chain congestion, due to climate conditions, political events, public health threats, and international hostilities and instability, including the ongoing war between Russia and Ukraine, the war between Israel and Hamas, and the Houthi conflict in the Red Sea, piracy or acts by terrorists, or other disasters;
●	the impact of public health threats and outbreaks of highly communicable diseases;
●	the length and severity of epidemics and pandemics, including the worldwide novel coronavirus, or COVID-19, outbreak, and any consequent impacts across our business on demand;
●	the impact of adverse weather and natural disasters;
●	future sales of our common units in the public market;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
●	our business strategy and other plans and objectives for future operations;
●	technology risks associated with energy transition and fleet and/or systems renewal, including in respect of alternative propulsion systems; and
●	other factors detailed in this annual report and from time to time included in our periodic reports.

Forward-looking statements in this annual report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may not occur or differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report under the heading “Item 3. Key Information—D. Risk Factors.” These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

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

The risks discussed below relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and ownership of our securities, including our common units, our 9.00% Series A Cumulative Redeemable Preferred Units or our Series A Preferred Units and our 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units or our Series B Preferred Units. For a description of the changes to our general strategy, including the restriction on distributions to our common unitholders under the terms and subject to the conditions of the $675 Million Credit Facility, please see “Item 4. Information on the Partnership—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—$675 Million Credit Facility.” The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results or cash available for distribution on our units and the trading price of our securities.

Summary of Risk Factors

The following is a summary of the risk factors which are described in further detail in this section.

Risks Relating to our Partnership

●	Our Fleet consists of only six LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our outstanding units, including our preferred units.
●	We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.
●	Our ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The value of our common units may make it difficult or impossible for us to access the equity or equity-linked capital markets. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash distributions may be diminished, or our financial leverage may increase, or our unitholders may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

●	We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our outstanding units.
●	Our future operational success depends on our ability to expand relationships with our existing charterers, establish relationships with new charterers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.
●	Any charter termination would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	Our future capital needs are uncertain and we may need to raise additional funds in the future.
●	Our Sponsor and its affiliates may compete with us.
●	Fees and cost reimbursements, which our Manager will determine for services provided to us, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.
●	Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner and even if public unitholders are dissatisfied, they will be unable to remove our General Partner without our Sponsor's consent, unless our Sponsor's ownership interest in us is decreased; all of which could diminish the trading price of our common units.
●	You may not have limited liability if a court finds that unitholder action constitutes control of our business.
●	Our current time charters and our $675 Million Credit Facility prevent us from changing our Manager.
●	Since our Manager is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential financial and other problems that might affect our Manager that could have a material adverse effect on us.

Risks Relating to our Industry

●	Our future growth and performance depend on continued growth in LNG production and demand for LNG and LNG shipping.
●	Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters
●	Volatile natural gas and oil prices may adversely affect our growth prospects and results of operations.
●	Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.
●	An oversupply of ships or delays or abandonment of planned projects may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.
●	Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
●	Our vessels may suffer damage and we may face unexpected costs and off-hire days.

●	Volatile economic conditions may adversely impact our ability to obtain financing or refinance our current or future credit facilities and other financing arrangements, including our $675 Million Credit Facility, on acceptable terms, which may hinder or prevent us from operating or expanding our business.
●	The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.
●	Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
●	Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
●	Maritime claimants could arrest our vessels, which could interrupt our cash flows.
●	We may be subject to litigation that could have an adverse effect on us.

Risks Relating to our Common Units

●	The price of our common units may be volatile.
●	Unitholders may have liability to repay distributions.
●	We may issue additional equity securities, including securities senior to the common units, without the approval of our common unitholders, which would dilute the ownership interests of the common unitholders.
●	We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.
●	We are a "foreign private issuer" under New York Stock Exchange, or the NYSE, rules, and as such we are entitled to exemption from certain corporate governance standards of the NYSE applicable to domestic companies, and holders of our common units may not have the same protections afforded to unitholders of companies that are subject to all of the NYSE corporate governance requirements.
●	Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

Risks Relating to our Indebtedness

●	Our debt levels could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
●	We may be unable to comply with covenants in our debt agreements or any future financial obligations that impose operating and financial restrictions on us.

Risks Relating to our Series A and Series B Preferred Units

●	Our Series A Preferred Units and our Series B Preferred Units are subordinate to our indebtedness, and the interests of holders of Series A Preferred Units and Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred Units or Series B Preferred Units, and by other transactions.
●	In the event of any liquidation event, the amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.

●	As a holder of Series A Preferred Units or Series B Preferred Units, you have extremely limited voting rights.

Risks Relating to Conflicts of Interest

●	Our Sponsor, our General Partner and their respective affiliates own a significant interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.
●	Our General Partner has limited its liability regarding our obligations.
●	Contracts between us, on the one hand, and our General Partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

Tax Risks

●	We may be subject to taxes, which will reduce our cash available for distribution to our unitholders.
●	We may have to pay tax on United States-source income, which would reduce our earnings and cash flow.

Risk Factors

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

Our current business strategy is to focus our capital allocation on debt repayment, and to prioritize balance sheet strength in order to reposition ourselves for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. Our cash distribution policy is consistent with the terms of our Partnership Agreement, which requires that we distribute all of our available cash quarterly. Under the terms of the $675 Million Credit Facility (as defined below), the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility, and our future debt and financing agreements may contain similar restrictions. Subject to contractual restrictions, there is no guarantee that unitholders will receive quarterly distributions from us as our cash distribution policy is subject to certain restrictions and may be changed or eliminated at any time. In addition, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.

We have derived, and believe we will continue to derive, all of our revenues from a limited number of charterers, such as SEFE, Equinor, Yamal and NextDecade. For the year ended December 31, 2023, during which we derived our operating revenues from three charterers, SEFE accounted for 41%, Yamal accounted for 43%, and Equinor accounted for 16% of our total revenues. All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the charterer’s failure to make charter payments to us because of financial inability, disagreements with us, or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas, epidemics and pandemics, such as COVID-19, events in Russia and Ukraine or any resulting sanctions that may be imposed, and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations, and ability to pay any distributions, including reduced distributions, to our unitholders.

In addition, a charterer may exercise its right to terminate its charter if, among other things:

●	the vessel suffers a total loss or is damaged beyond repair;
●	we default on our obligations under the charter, including prolonged periods of vessel off-hire;
●	war or hostilities significantly disrupt the free trade of the vessel;
●	the vessel is requisitioned by any governmental authority; or
●	a prolonged force majeure event occurs, such as war, political unrest, or a pandemic which prevents the chartering of the vessel, in each such event in accordance with the terms and conditions of the respective charter.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications. For example, charter hire may be reduced if the average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount.

Furthermore, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, the resulting sanctions, or other geopolitical events, among other things, which could adversely affect their ability to perform. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates and may not be acceptable by our lenders.

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

The Clean Energy, Ob River, and Amur River completed their scheduled dry-docking, as well as the respective installation of the ballast water treatment systems (“BWTS”) in 2022. In 2023, we completed the scheduled dry-dock of the Yenisei River, Lena River and Arctic Aurora including installation of BWTS in accordance with current regulations.

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

To fund our existing and future debt obligations and capital expenditures and any future growth, we may be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If we are unable to access the capital markets, raise additional bank financing, or enter into other financing arrangements or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	restructuring our debt;
•	seeking additional debt or equity capital;
•	selling assets;
•	reducing distributions relating to our preferred units;
•	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or
•	seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. The value of our common units may not enable us to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such future financings could limit our ability to pay cash distributions to our unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions, which we currently only make to our preferred unitholders.

Major outbreaks of diseases (such as COVID-19) and governmental responses thereto could adversely affect our business.

Global public health threats, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate could disrupt global financial markets and economic conditions and adversely impact our operations, as well as the operations of our charterers and other customers.

Beginning in 2020, the COVID-19 pandemic negatively affected economic conditions, the supply chain, the labor market, the demand for shipping regionally, as well as globally, and may continue to impact our operations and the operations of our customers and suppliers. The COVID-19 pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. Although the incidence and severity of COVID-19 and its variants has diminished, similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely impact the rate environment for LNG carriers and our operations and cash flows may be negatively impacted. The extent of a pandemic’s impact on our financial and operational results, which could be material, will depend on the length of time that the pandemic continues and whether subsequent waves of the infection happen. Uncertainties regarding the economic impact of a pandemic are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments approved large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to sustain the business and financial condition of companies in the shipping industry.

Measures against epidemics and pandemics, such as COVID-19, in a number of countries may restrict crew rotations on our vessels. Delays in crew rotations have led to issues with crew fatigue, which may result in delays and additional costs relating to crew wages paid to retain the existing crew members on board or other operational issues. We have incurred and may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.

Epidemics and pandemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

The occurrence or continued occurrence of any of the foregoing events or other pandemics and epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay distributions.

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

We believe that other acquisition opportunities with parties that are related to our Sponsor and third-parties may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable at or after the time of such acquisition and may be cash flow negative or may not generate sufficient cash flow to justify the investment. In addition, any potential acquisition or investment opportunity may expose us to risks that may harm or have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions (reduced or at all) to our unitholders, including risks that we may:

●	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
●	be unable to attract, hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and Fleet;
●	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

●	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
●	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or
●	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

We have entered, and may enter in the future, into contracts, charters, newbuilding and conversion contracts with shipyards, debt agreements with financial institutions, our Sponsor and other counterparts, interest rate swaps, foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and work stoppages or other labor disturbances, including as a result of the COVID-19 pandemic. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, it is possible that third parties with whom we have financing arrangements or charter contracts may be impacted by events in Russia and Ukraine or any resulting sanctions that may be imposed which could adversely affect their ability to perform under such contracts. On April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024. ATB was among several lenders to our $675 Million Credit Facility representing as an approximately 3.6% lender participation. On October 12, 2022 and pursuant to the designation of ATB an SDN, the Partnership, in agreement with all lenders of the $675 Million Credit Facility, made a voluntary prepayment of $18.73 million which was applied in prepayment of the entire participation of ATB to the $675 Million Credit Facility. An amount equal to the above-mentioned prepayment was released from the Cash Collateral Account (see Note 5 to our consolidated financial statements included under "Item 18. Financial Statements" of this annual report) thereunder in order to make the prepayment.

We currently have one loan facility and derive all our revenue and cash flow from a limited number of charterers and the loss of any of these lending counterparties, including in connection with the prepayment of any of our outstanding indebtedness, or our charterers could cause us to suffer losses or otherwise adversely affect our business.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our outstanding units.

Our Board of Directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our Partnership Agreement and applicable law, and there is no guarantee that we will make or continue to make distributions to our unitholders in the same amount that we have in prior quarters or at all in the future. In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period and thus, we may pay distributions in a lower amount or not all. The level of future cash distributions to our unitholders, which have been suspended with respect to our common units by the Board of Directors of the Partnership will be subject to, among other factors, including, without limitation, the terms and conditions contained in our existing or future debt agreements, market conditions and the cash we generate from operations. Pursuant to the terms of the $675 Million Credit Facility, the Partnership is prohibited from paying distributions on its common units, and our future debt and financing arrangements may contain similar restrictions. In the event of a default under the $675 Million Credit Facility, the Partnership is prohibited from paying distributions to its preferred unitholders.

As noted above, the amount of cash we can distribute on our common and preferred units depends in part on the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

●	the rates we obtain from our charters;
●	the level of our operating costs, such as the cost of crews and insurance;
●	the continued availability of natural gas production;
●	demand for LNG;
●	supply of LNG carriers;
●	prevailing global and regional economic and political conditions, including the any economic downturns caused by the spread of an epidemic or a pandemic, such as COVID-19;
●	currency exchange rate fluctuations; and
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

●	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring second-hand vessels and complying with regulations;
●	the number of unscheduled off-hire days for our Fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;
●	our debt service requirements and restrictions on distributions contained in our debt instruments;
●	the level of debt we will incur to fund future acquisitions;
●	fluctuations in interest rates;
●	fluctuations in our working capital needs;
●	variable tax rates;

●	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	our ability to make, and the level of, working capital borrowings;
●	the performance of our subsidiaries and their ability to distribute cash to us; and
●	the amount of any cash reserves established by our Board of Directors.

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

We have secured an estimated contract backlog of $1.10 billion for the vessels in our Fleet as of the date of this annual report, $0.12 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following a dry-docking. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate, which is calculated based on the budget agreed at the inception of the contract, due to the yearly variations in the respective vessels’ operating costs. Notwithstanding our current estimated contracted backlog, one of our principal objectives is to enter into additional multi-year time charters upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

●	size, age, technical specifications and condition of the ship;
●	efficiency of ship operation and reputation for operation of highly specialized vessels;
●	LNG shipping experience and quality of ship operations;
●	shipping industry relationships and reputation for customer service;
●	technical ability and reputation for operation of highly specialized ships;
●	quality and experience of officers and crew;
●	safety record;
●	the ability to finance ships at competitive rates and financial stability generally;
●	relationships with shipyards and the ability to get suitable berths;

●	its willingness to assume operational risks;
●	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and
●	competitiveness of the bid in terms of overall price.

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

Obtaining additional funds on acceptable terms may not be possible. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced or no distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt, or to pay distributions consistent with our past practices or otherwise. In addition, we are subject to a number of restrictions in our existing debt agreement, which include, among others, a restriction from paying distributions to our common unitholders while borrowings under the facility are outstanding, and our preferred unitholders, if there is an event of default while the facility remains outstanding. Pursuant to the terms of the $675 million Credit Facility, it is considered a change of control, which could allow the lenders to declare the facility payable within ten days, if, among other things, (i) Dynagas Holdings Ltd. ceases to own 30% of our total common units outstanding, (ii) any person or persons acting in consent (other than certain permitted holders as defined therein) own a higher percentage of our total common units than in Dynagas LNG Partners LP (“Parent”) than our Sponsor and/or have the ability to control, either directly or indirectly, the affairs or composition of the majority of the board of directors or the board of managers of the Parent, (iii) Mr. Georgios Prokopiou ceases to be our Chairman and/or member of our board, or (iv) Dynagas GP LLC ceases to be our general partner. The terms and conditions of our existing debt agreement therefore, if applicable, limit or prevent us from issuing new equity that may reduce our Sponsor’s ownership percentage below the required 30%.

We may lack sufficient cash to pay distributions to our unitholders at a reduced level or at all due to our current and future funding requirements, refinancing needs, decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, working capital requirements, maintenance and replacement capital expenditures or anticipated or unanticipated cash needs. Any debt or additional equity financing raised may contain unfavorable terms to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our common and preferred unitholders.

Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect our profitability, earnings, and cash flow.

The calculation of interest in most financing agreements in our industry has been historically based on the London Interbank Offered Rate (“LIBOR”). LIBOR has been the subject of recent national, international, and other regulatory guidance and proposals for reform. In response thereto, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed the Secured Overnight Financing Rate, or “SOFR,” as an alternative rate to replace U.S. Dollar LIBOR. As a result, none of our financing arrangements currently utilizes LIBOR, and those that have a reference rate use SOFR, in-line with current market practice.

An increase in SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s recent hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing loan agreement and future financing arrangements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows.

Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facility and any other financing arrangements we may enter into in the future. Moreover, even if we enter into interest rate swaps, such as the floating to fixed interest rate swap transaction with Citibank N.A. entered into in May of 2020 and effective from June 29, 2020, or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses. For more information on the interest rate swap transaction referenced in the immediately preceding sentence, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

In order to manage our exposure to interest rate fluctuations under SOFR or any other alternative rate, we have and may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of other vessels from affiliated or unaffiliated third parties.

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

We are currently a “non-accelerated filer,” as those terms are defined in the Securities Act of 1933, or the Securities Act. Accordingly, we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not a “non-accelerated filers,” in particular, reduced disclosure obligations regarding exemptions from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting. Decreased disclosures in our SEC filings due to our status as a “non-accelerated filer” may make it harder for investors to analyze our results of operations and financial prospects.

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

Our Partnership Agreement provides that our Board of Directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. The Partnership Act states that a member or manager’s “duties and liabilities may be expanded or restricted by provisions in the Partnership Agreement.” As permitted by the Partnership Act, our Partnership Agreement contains provisions that reduce the standards to which our General Partner and our directors and our officers may otherwise be held by Marshall Islands law. For example, our Partnership Agreement:

●	provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders’ interests. Our General Partner may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our General Partner will be made by its sole owner. Specifically, our General Partner may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint certain of our directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the general partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;
●	provides that our directors and officers are entitled to make other decisions in “good faith,” meaning they reasonably believe that the decision is in our best interests;
●	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our Board of Directors, or our Conflicts Committee, and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third-parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our Board of Directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and
●	provides that neither our General Partner nor our officers or our directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our General Partner, our directors or officers or those other persons engaged in actual fraud or willful misconduct.

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

Our Manager, which is wholly owned by Mr. Georgios Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to a Master Agreement (and underlying Vessel Management Agreements) (as defined in “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management”). We currently pay our Manager a fee of $3,005 per day for each vessel for providing our vessel owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $8.2 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2023. The management fee increases by 3% annually unless otherwise agreed, between us, with approval of our Conflicts Committee, and our Manager. The management fees payable for the vessels may be further increased if our Manager has incurred material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee.

We have further entered into an executive services agreement, or the Executive Services Agreement, on March 21, 2014, with retroactive effect to the date of the closing of our IPO, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term and automatically renews for successive five-year terms unless terminated earlier, payable in equal monthly installments. After the expiration of the firm period, the Executive Services Agreement was automatically renewed for a successive five year term, and will continue to automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2023, we incurred approximately $0.6 million in connection with this agreement.

Pursuant to an administrative services agreement, or the Administrative Services Agreement, that we entered into on December 30, 2014 and with effect from the date of the closing of our IPO, our Manager also provides us with certain administrative and support services (including certain financial, accounting, reporting, secretarial and information technology services) for which we currently pay a monthly fee of $10,000, plus all related costs and expenses, payable in quarterly installments. As of December 31, 2023, we incurred $0.1 million in connection with this agreement.

For a description of our Master Agreement, Executive Services Agreement and Administrative Services Agreement, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.” The fees and expenses payable pursuant to the Master Agreement (and underlying Vessel Management Agreements), Executive Services Agreement and the Administrative Services Agreement will be payable without regard to our financial condition or results of operations. The payment of such fees could adversely affect our ability to pay cash distributions to our unitholders.

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

●	The unitholders are unable to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units (including common units held by the General Partner and its Affiliates) voting together as a single class is required to remove our General Partner. Our Sponsor currently owns 15,595,000 of our common units, representing approximately 42.4% of the outstanding common units.
●	Our Partnership Agreement contains provisions that limit the removal of members of our Board of Directors. Appointed Directors may be removed (i) without Cause (as defined in the Partnership Agreement) only by the General Partner and (ii) with Cause only by the General Partner, the vote of the holders of a majority of the outstanding units at a properly called meeting of our Limited Partners, or by vote of the majority of the other members of our Board of Directors. Elected Directors may be removed with Cause only by vote of the majority of the other members of our Board of Directors or by a vote of the majority of the outstanding common units at a properly called meeting of our Limited Partners.
●	Common unitholders are entitled to elect only three of the five members of our Board of Directors. Our General Partner in its sole discretion appoints the remaining two directors.
●	Election of the three directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the two directors appointed by our General Partner serve until a successor is duly appointed by the General Partner.
●	Our Partnership Agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

●	Unitholders’ voting rights are further restricted by the Partnership Agreement providing that if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates or a transferee approved by the Board of Directors, acquires, in the aggregate, beneficial ownership of more than 4.9% of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests of such class or series in excess of 4.9%, except for the Series A Preferred Units and Series B Preferred Units, and such limited partner interests will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for nominating a person for election to our Board of Directors), determining the presence of a quorum, or for other similar purposes. The voting rights of any such limited partner interests in excess of 4.9% will effectively be redistributed pro rata among the other limited partner interests (as applicable) holding less than 4.9% of the voting power of such class or series. Our General Partner, its affiliates and persons who acquired limited partner interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
●	There are no restrictions in our Partnership Agreement on our ability to issue additional equity securities.

The effect of these provisions may be to diminish the price at which the common units will trade.

As a unitholder, you may not have limited liability if a court finds that unitholder action constitutes control of our business.

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

In addition, our ability to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

●	renew existing charters upon their expiration;
●	obtain new charters;

●	successfully interact with shipyards;
●	obtain financing on commercially acceptable terms;
●	maintain access to capital under the Sponsor credit facility; or
●	maintain satisfactory relationships with suppliers and other third-parties.

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

Our ability to change the Manager of the vessels in our Fleet to another affiliated or third-party manager, is prohibited, without prior written consent, by provisions in our current time charters, the terms of our $675 Million Credit Facility and the Manager’s Undertaking delivered by the Manager in connection with the $675 Million Credit Facility. In addition, we cannot assure you that future debt agreements or time charter contracts with our existing or new lenders or charterers, respectively, will not contain similar provisions.

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

LNG carriers are complex and their operation is technically challenging. Marine transportation operations are subject to mechanical risks and problems, including, among others, business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the COVID-19 pandemic) and quarantine, or political action in various countries. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Actions taken by our Board of Directors may have a material adverse effect on the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our Board of Directors regarding such matters as:

●	the amount and timing of asset purchases and sales;
●	cash expenditures;
●	borrowings;
●	estimates of maintenance and replacement capital expenditures;
●	the issuance of additional units; and
●	the creation, reduction or increase of reserves in any quarter.

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

Risks Relating to Our Industry

Our future growth and performance depend on continued growth in LNG production and demand for LNG and LNG shipping.

A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing vessel utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the current global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including, without limitation:

●	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
●	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;
●	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
●	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
●	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;
●	changes in governmental and maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
●	environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels;
●	any significant explosion, spill or other incident involving an LNG facility or carrier;
●	infrastructure constraints, including but not limited to, delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;
●	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;
●	concerns regarding pandemics, such as the COVID-19 outbreak, other diseases and viruses, safety and terrorism;

●	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;
●	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or
●	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

According to Drewry Shipping Consultants Ltd., or Drewry, LNG trade has increased during 2016 and 2021. While India and China were main drivers of LNG trade during 2016-18, Europe played a dominant role in 2019. China’s LNG import growth rate declined 14.8% year over year to 61.9 million tons in 2019. Previously, China’s LNG import grew 46.1% year over year in 2017 and 41.1% in 2018. In 2019, France’s LNG imports more than doubled to 16 million tons, compared to 2018. Spain’s LNG imports grew 61.0% year over year in 2019 to 16.1 million tons. In 2019, LNG trade grew by 11.5% year over year to 349 million tons. However, demand from the key Asian importers, Japan and South Korea declined in 2019 as a change in priorities has marked a shift back to nuclear energy and increased focus on renewables. In 2020, the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade as many economies imposed lockdowns. Global LNG trade grew at only 0.7% year over year in 2020 compared to 13.3% year over year in 2019 and 7.8% year over year in 2018. Following slump in LNG demand in Asian countries, many U.S. cargos were cancelled. Global LNG trade grew 6.5% year over year in 2021 mainly driven by recovery in global economy and higher LNG demand. Increasing LNG imports from Europe led to a 7.8% year over year increase in global LNG trade to 401.4 million tons per annum in 2022. The global economic slowdown and high inventory levels capped the LNG trade growth in 2023.

Volatile natural gas and oil prices may adversely affect our growth prospects and results of operations.

Natural gas prices are volatile in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

●	price and availability of crude oil and petroleum products;
●	worldwide and regional supply of, demand for and price of natural gas;
●	the costs of exploration, development, production, transportation and distribution of natural gas;
●	expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;
●	the level of worldwide LNG production and exports;
●	government laws and regulations, including but not limited to environmental protection laws and regulations;
●	local and international political, economic and weather conditions, including an economic downturn caused by the spread of the novel COVID-19 virus;
●	political and military conflicts including the war between Russia and Ukraine and the war between Israel and Hamas; and
●	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries as well as alternate sources of primary energy such as renewables.

●	LNG prices surged in 2022 on account of high European LNG demand, low inventory levels and geopolitical uncertainty. After peaking in August 2022, LNG prices have declined on account of mild winter in Europe and higher European inventory levels. LNG prices declined in 2023 due to high inventory levels both in Europe and Asia, mild winter and improved global supply of LNG. A continuation of current low natural gas and LNG prices could negatively affect us in a number of ways, including the following a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
●	low oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;
●	high oil prices negatively affecting the competitiveness of natural gas to the extent that natural gas prices are benchmarked to the price of crude oil;
●	low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;
●	lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;
●	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;
●	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
●	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact our compliance with the covenants in our loan agreements.

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

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

Factors that influence vessel values include:

●	prevailing economic conditions in the natural gas and energy markets;
●	a substantial or extended decline in demand for LNG;
●	increases in the supply of vessel capacity;
●	the size and age of a vessel; and
●	the cost of retrofitting or modifying second-hand vessels, if possible, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

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

According to Drewry, during the period from 2011 to March, 2024, the global fleet of LNG carriers grew from 360 to 719 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolitions. Only 33 LNG carriers, representing 4.6% of the LNG vessels currently in service, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating, according to Drewry.

Although the global newbuilding orderbook dropped sharply in 2008, 2009 and 2010, ordering activity increased in 2011 and 2012 in light of Fukushima nuclear disaster. According to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and 34 in 2012. In 2013 and 2014 ordering activity remained firm and a total of 100 newbuild orders were placed. New orders declined in 2015 to 32, followed by only 7 new orders placed in 2016. In 2017, 14 new LNG orders were placed, however; in 2018 low newbuilding prices and high charter rates attracted investment in the LNG market and 76 LNG carriers (which includes LNG bunkering and small scale LNG carriers) were ordered during the year. Strong new order momentum continued in 2019 with 61 LNG carriers ordered in 2019. In 2020, 55 LNG vessels were ordered. Qatar’s LNG newbuilding berth reservation and quicker than expected recovery in LNG trade prompted companies to secure new vessels before newbuilding prices strengthen. New orders for LNG vessels have surged in the last two years and 84 and 175 LNG vessels were ordered in 2021 and 2022 respectively. Qatar’s mega-LNG carrier order comprised 66 of the total orders in 2022, while major shipowners jumped in to secure shipbuilding slots in a market with tight shipbuilding capacity and rising newbuild prices. In 2023, investments in LNG shipping eased in 2023 with new orders for 73 LNG vessels. Tight shipbuilding capacity until 2027 and high newbuild prices discouraged some shipowners to an extent. As of March, 2024, the newbuilding orderbook consisted of vessels with a combined capacity of 58.9 million cbm, equivalent to 54.8% of the current global LNG carrier fleet capacity, according to Drewry. The delivery of these newbuildings will be spread out between 2024 and 2029.

According to Drewry, as of March 31, 2024, there were 52 LNG carriers in the size range of 149,000-155,000 cbm in the LNG trading fleet, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment on orderbook, which have moss spherical containment system.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have focused on the implications and social cost of their investments. Equityholder proposals submitted on environmental matters and, in particular, climate-related proposals have increased for the second consecutive year and those submitted environmental proposals that did go to a vote received greater shareholder support than previous years. The increased attention and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender, or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and incur costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules will become effective 60 days following publication of the adopting release in the Federal Register. The SEC rules are being challenged in federal court. On March 15, 2024, the Fifth Circuit Court of Appeals stayed application of these rules pending further judicial review, but on March 25, 2024 the Fifth Circuit Court of Appeals ordered the transfer of the petition to the Eighth Circuit Court of Appeals and the dissolution of the administrative stay. On April 4, 2024, the SEC voluntarily stayed its final rules pending completion of judicial review of the challenges. The impact of the ongoing litigation with respect to the content of these rules or the timing of their effectiveness is uncertain. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Customers, and particularly those in the LNG industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, and/or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuous, modified and increasing requirements and standards from LNG industry constituents may further complicate our ability to meet such requirements and standards. Any noncompliance by the Partnership, either suddenly or over a period of time, on one or more LNG carriers, or an increase or modification in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

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

Our operating expenses and dry-dock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and may affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel are unpredictable and fluctuate based on events and factors outside our control, including geopolitical developments (such as the ongoing war between Russia and Ukraine, and the war between Israel and Hamas), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, political instability, regional production patterns and environmental concerns. These events and factors may increase vessel operating and dry-docking costs further, which could materially and adversely affect our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

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

Our vessels and their respective cargoes are at risk of being damaged or lost because of events and factors that include but are not limited to:

●	marine disasters;
●	piracy;
●	environmental accidents and hazards;
●	weather;
●	mechanical failures;
●	grounding, fire, explosions and collisions;
●	human error; and
●	political unrest, war, including the war between Russia and Ukraine, the war between Israel and Hamas or the Houthi crisis in the Red Sea, and terrorism.

An accident involving any of our vessels could result in any of the following:

●	death or injury to persons, loss of property or environmental damage;
●	delays or failure in the delivery of cargo;
●	loss of revenues from or termination of charter contracts;
●	governmental fines, penalties or restrictions on conducting business;
●	spills, pollution and the liability associated with the same;

●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

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

Volatile economic conditions may adversely impact our ability to obtain financing or refinance our current or future credit facilities and other financing arrangements, including our $675 Million Credit Facility, on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition and ability to pay distributions. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for LNG and LNG shipping which could result in significant decreases in rates we obtain for chartering our ships. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. In addition, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition and ability to pay distributions.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, and in other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may continue as the pandemic evolves, resurges, or a new COVID-19 variant emerges.

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

Further, we may not be able to access our existing cash due to market conditions. For example, in 2023, the Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of each of Silicon Valley Bank, Signature Bank and First Republic Bank (all banks unrelated to us and our activities). If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition. In addition, if a bank, or the public, believes that a bank is not stable, the bank may institute procedures or rules to limit withdrawals and access to funds, which, if implemented, would have a material adverse effect on our business and financial condition.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as a result of increases in interest rates, stricter lending standards, refusals to extend debt financing at all or on similar terms as existing debt arrangements, reductions, and in some cases, termination of funding to borrowers on the part of many lenders. Due to these factors, we cannot be certain that financing or any alternatives will be available to the extent required, or that we will be able to finance or refinance our current or future credit facilities and other financing arrangements, including our $675 Million Credit Facility, at or prior to maturity, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of newbuildings (if any) and additional vessels or otherwise take advantage of business opportunities as they arise.

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

In July 2023, the SEC adopted rules requiring the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclose such incidents could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

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

Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a vessel owner’s or operators’ intentional or reckless conduct. The 2010 Deepwater Horizon oil spill has resulted in additional regulatory initiatives, including the raising of liability caps under OPA. On February 24, 2014, the U.S. Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability for off-shore facilities under OPA based on inflation, effective in January 2015. The U.S. Bureau of Safety and Environmental Enforcement, or BSEE, released a final “Well Control Rule” in August 2023, which strengthens testing and performance requirements, and may affect offshore drilling operations and cause us to incur additional costs to comply.

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

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

In 2011, IMO agreed to include a new chapter on “energy efficiency” in MARPOL Annex VI and adopted mandatory energy efficiency regulations for ships – Energy Efficiency Design Index (EEDI) for new ships, and Ship Energy Efficiency Management Plan (SEEMP) for all ships. The EEDI has subsequently been strengthened, and some of its deadlines accelerated, through further amendments. In 2016 IMO adopted the mandatory IMO Data Collection System (DCS) for ships to collect and report fuel oil consumption data from ships over 5,000 GT - first calendar year data collection completed in 2019. The IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. A range of IMO-led global projects initiated since 2012 support developing countries in ratifying MARPOL Annex VI and implementing the energy efficiency measures and to support and encourage pilot projects, innovation and R&D. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition: This includes decreasing annual greenhouse gas emissions from international shipping by at least half by 2050, compared with their level in 2008, and work towards phasing out GHG emissions from shipping entirely as soon as possible in this century: reducing carbon intensity of international shipping (to reduce CO2 emissions per transport work), as an average across international shipping, by at least 40% by 2030.

We continue to evaluate different options in complying with IMO and other rules and regulations. All of our vessels are on long-term time charter and the expense of fuel is for the charterer’s account. As such, the ability of our vessels to burn low sulfur fuel may factor into our charterers’ or potential charterers’ decisions relating to the employment of our vessels. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive for our charterers to operate our vessels on certain trading routes without scrubbers or without incurring deviation time to obtain compliant fuel. Charterers may request that scrubbers be installed and scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further there is a risk that if the fuel spread between high sulfur fuel oil (“HSFO”) and very low sulfur fuel oil (“VLSFO”) continues to shrink, and therefore the alternative cost related to scrubber investments may increase.

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

Maritime shipping has been included in the Emission Trading Scheme (ETS) as of January 1, 2024 with a phase-in period.  Shipowners need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS results in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

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

We operate globally, including in countries, states and regions where our businesses, and the activities our consumer customers, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to us and our customers, with the risks expected to increase over time. Climate risks can arise from physical risks (acute or chronic risks related to the physical effects of climate change) and transition risks (risks related to regulatory and legal, technological, market and reputational changes from a transition to a low-carbon economy). Physical risks could damage or destroy our or our customers’ and clients’ properties and other assets and disrupt our or their operations. For example, climate change may lead to more extreme weather events occurring more often which may result in physical damage and additional volatility within our business operations and potential counterparty exposures and other financial risks. Transition risks may result in changes in regulations or market preferences, which in turn could have negative impacts on our results of operation or the reputation of us and our customers. For example, carbon-intensive industries like LNG are exposed to climate risks, such as those risks related to the transition to a low-carbon economy, as well as low-carbon industries that may be subject to risks associated with new technologies. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Safety Management Code (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, or may invalidate existing insurance or decrease available insurance coverage for our affected vessels, and such failure may result in a denial of access to, or detention in, certain ports. The USCG and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code (the “ISPS Code”) and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our LNG vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the clean-up of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966. In particular, IMO’s Marine Environmental Protection Committee (“MEPC”) 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020 and may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect our business and financial results.

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. For example, OPA affects all vessel owners shipping oil to, from or within the United States. Under OPA, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, and the subsequent release of oil into the Gulf of Mexico, or other events, has resulted in increased, and may result in further, regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

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

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency, or EPA, develop national standards of performance. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. Under VIDA, all provisions of the VGP 2013 and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Please see “Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations.”

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

Currently, the world economy faces a number of ongoing challenges, including trade tensions between the United States and China, Brexit, the war between Israel and Hamas increasing tensions in the Middle East region, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in Ukraine and in other geographic areas and countries, and stabilizing growth in China.

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

In addition, we may be affected, either directly or indirectly, by continuing political tension in Europe between Russia and Ukraine following Russia’s annexation of Crimea through our customer Yamal, which is trading from Russia. The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This conflict has disrupted supply chains and cause instability in the energy markets and the global economy, with effects on the LNG market, which has experienced volatility.

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

More recently, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea. Such circumstances have had and could in the future result in adverse consequences from time to time for LNG shipping.

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

An economic downturn in any of these countries could have a material and adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

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

Although no vessels operated by us called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws during 2023, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common units could be adversely affected.

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

Additionally, although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may in the future be the subject of sanctions or embargo laws imposed by the U.S. or other applicable governmental bodies, including in response to events relating to Russia and Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions or embargo laws, we may suffer reputational harm and our results of operations may be adversely affected.

With respect to U.S. sanctions against Russia, the U.S. Office of Foreign Assets Control (OFAC) administers a sectoral sanctions program, which targets specific industries or sectors of the Russian economy. Transactions with companies designated under the Sectoral Sanctions Identifications List (“SSI List”) are not completely prohibited. Under OFAC’s 50 percent rule, a company owned 50 percent or more, in the aggregate by an SSI-Listed entity will also be the subject of the same restrictions as the SSI-Listed entity. We have a chartering relationship with Yamal Trade Pte (“Yamal”), which may be indirectly owned 50 percent or more by an SSI-Listed entity under Directive 2 of Executive Order 13662. In addition, pursuant to Executive Order 14066, the U.S. has imposed restrictions on the import into the U.S. of certain energy products from the Russian Federation, as well as new investments in the energy sector of the Russian Federation. In the future, the U.S. may impose greater sanctions, including, but not limited to, by adding Yamal or other counterparties to OFAC’s Specially Designated Nationals and Blocked Persons List (the “SDN List”). In addition, our reputation and the market for our securities may be adversely affected by our engagement in certain other activities, such as our dealings with Yamal or other SSI-Listed entities or their subsidiaries, or if we enter into charters with other individuals or entities in countries that are the subject of U.S. sanctions and embargo laws that are not controlled by the governments of those countries, engage in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments, or otherwise engage in activities that are prohibited by U.S., the European Union or other sanctions to the extent that such sanctions may be applicable. Furthermore, because we derive, and expect to continue to derive, all of our revenues from a limited number of charterers, our business would be materially adversely affected if we were to determine that we are required because of applicable sanctions, to terminate our relationships with Yamal or any of our other charterers, or if the negative impact of these or any additional sanctions imposed in the future threaten the viability of the Yamal LNG Project or otherwise cause Yamal or any of our other charterers to end their relationships with us. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

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

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters, securities class actions claims and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under our credit facility. For information regarding pending litigation claims, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Relating to our Common Units

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to factors including:

●	our payment of cash distributions to our unitholders;
●	actual or anticipated fluctuations in quarterly and annual results;
●	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;
●	mergers and strategic alliances in the shipping industry;
●	changes in governmental regulations or maritime self-regulatory organization standards;
●	shortfalls in our operating results from levels forecasted by securities analysts; announcements concerning us or our competitors;
●	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

●	general economic conditions;
●	terrorist acts;
●	business interruptions caused by pandemics, such as COVID-19;
●	future sales of our units or other securities;
●	investors’ perception of us and the LNG shipping industry;
●	the general state of the securities market; and
●	other developments affecting us, our industry or our competitors.

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

The price of our common units has fluctuated in the past, has recently been volatile and may be volatile in the future. The closing price of our common units has ranged from a price of between $2.50 and $3.69 over the last six months without any discernible announcements or developments by the Partnership or third parties to substantiate the movement of the price of our common units. The price of our common units may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common units. The market price for our common units may be influenced by many factors, including the following:

●	investor reaction to our business strategy;
●	our continued compliance with the listing standards of NYSE;
●	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	our ability or inability to raise additional capital and the terms on which we raise it;
●	declines in the market prices of stocks generally;
●	trading volume of our common units;
●	sales of our common units by us or our unitholders;
●	general economic, industry and market conditions;
●	an increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities; and
●	other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, including the war between Russia and Ukraine, the war between Israel and Hamas or the Houthi crisis in the Red Sea, public health issues including health epidemics or pandemics, such as the COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of our common units, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the price of our common units has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our common units could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that the price of our common units will remain at current prices.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of securities, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the Partnership. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our units would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our units at a rate that is significantly disconnected from our underlying value.

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

We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities, subject to the restriction in our $675 Million Credit Facility that the Sponsor must own at least 30% of our total common units outstanding. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The issuance by us of additional common units or other equity securities of equal or senior rank may have the following effects:

●	our existing unitholders’ proportionate ownership interest in us will decrease;
●	the amount of cash available for distribution per unit may decrease;
●	the relative voting strength of each previously outstanding unit may be diminished; and
●	the market price of our common units may decline.

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

As a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. We are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE.

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

Our Partnership Agreement provides that, unless otherwise provided for by Marshall Islands law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims that:

●	arise out of or relate in any way to the Partnership Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the Partnership Agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);
●	are brought in a derivative manner on our behalf;
●	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our General Partner, or owed by our General Partner, to us or the limited partners;
●	assert a claim arising pursuant to any provision of the Partnership Act; or
●	assert a claim governed by the internal affairs doctrine,

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

As of December 31, 2023, we had total outstanding long-term debt of approximately $420.6 million, consisting of amounts outstanding under our fully drawn $675 Million Credit Facility (as defined below). In addition, until November 14, 2023, we had the ability to borrow an additional $30 million under our interest free $30 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility. The $30.0 Million Revolving Credit Facility expired and was not renewed. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.

Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders. Covenants contained in our debt agreements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to make distributions to our unitholders. Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility, and our future debt and financing arrangements may contain similar restrictions.

Furthermore, repayments under our $675 Million Credit Facility are amortized over five years, with the final instalment and balloon payment of $396.6 million, in aggregate, due at maturity in September 2024. At maturity, we may not be able to repay or refinance outstanding amounts under our $675 Million Credit Facility on terms acceptable to us or at all. Our ability to obtain additional financing or refinance our existing indebtedness on terms acceptable to us may depend on, among other things, the actual or perceived creditworthiness of our charterers, the market value of our fleet, and market conditions at that time. If we are unable to meet our debt obligations and we default under our $675 Million Credit Facility, our lenders thereunder could, among other things, foreclose their liens on our vessels and the other assets securing our $675 Million Credit Facility, which would impair our ability to continue to conduct our business. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities—Term Sheet for New Lease Financing.”

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

For example, our $675 Million Credit Facility requires the consent of our lenders to, among other things:

●	incur or guarantee indebtedness outside of our ordinary course of business;

●	sell, lease, transfer or otherwise dispose of our assets;
●	redeem, repurchase or otherwise reduce any of our equity or share capital;
●	declare or pay any distribution, charge, fee or distribution to our common unitholders (as described below);
●	change the approved Manager; and
●	vary the vessels’ time charters.

Pursuant to the terms of the $675 million Credit Facility, it is considered a change of control, which could allow the lenders to declare the facility payable within ten days, if, among other things, (i) Dynagas Holdings Ltd. ceases to own 30% of our total common units outstanding, (ii) any person or persons acting in consent (other than certain permitted holders as defined therein) own a higher percentage of our total common units than in Dynagas LNG Partners LP (“Parent”) than our Sponsor and/or have the ability to control, either directly or indirectly, the affairs or composition of the majority of the board of directors or the board of managers of the Parent, (iii) Mr. George Prokopiou ceases to be our Chairman and/or member of our board, or (iv) Dynagas GP LLC ceases to be our general partner.

The $675 Million Credit Facility also requires us to comply with the International Safety Management Code and to maintain valid safety management certificates and documents of compliance at all times and also comply with the following financial covenants:

●	maintain cash and cash equivalents of not less than 8% of our total liabilities; and
●	maintain a consolidated leverage ratio of total liabilities to the aggregate market value of our total assets of no more than 0.7:1.0.

Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations, sanctions imposed against Russia, outbreaks of epidemic and pandemic of diseases, such as the COVID-19 pandemic, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements.

The operating restrictions contained in our existing and future debt agreements may prohibit or otherwise limit our ability to, among other things:

●	obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes on favorable terms, or at all;
●	make distributions to unitholders;
●	incur additional indebtedness, create liens or issue guarantees;
●	charter our vessels or change the terms of our existing charter agreements;
●	sell, transfer or lease our assets or vessels or the shares of our vessel-owning subsidiaries;
●	make investments and capital expenditures;
●	reduce our partners’ capital; and

●	undergo a change in ownership or Manager.

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

In addition, our credit facilities or other financing arrangements may prohibit the payment of distributions to our Series A and Series B preferred unitholders upon the occurrence of events of default under our debt agreement, which may include, among other things, the following:

●	failure to pay any principal, interest, fees, expenses or other amounts when due;
●	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;
●	default under other indebtedness;
●	an event of insolvency or bankruptcy;
●	failure of any representation or warranty to be materially correct; and
●	a change of control whereby the Partnership or its affiliates no longer hold, indirectly or directly, 100% of the interests in Arctic LNG Carriers.

A violation of any of the provisions contained in our existing or future debt agreements may constitute an event of default under such debt agreement, which, unless cured or waived or modified by our lenders, provides our lenders with the right to, among other things, declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable, or to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our Fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing our debt agreements, which would impair our ability to continue to conduct our business.

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

The Series A Preferred Units and the Series B Preferred Units are redeemable at our option.

We may redeem, at our option, all or, from time to time, part of the Series A Preferred Units on or after August 12, 2020. If we redeem your Series A Preferred Units, you will be entitled to receive a redemption price equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. Since November 22, 2023, we have had the option to redeem all or, from time to time, part of our Series B Preferred Units. If we redeem your Series B Preferred Units, you will be entitled to receive a redemption price equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the applicable series of the preferred units had such series of preferred units not been redeemed. We may elect to exercise our partial redemption right on multiple occasions.

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

These conflicts include, among others, the following situations:

●	neither our Partnership Agreement nor any other agreement requires our Sponsor or our General Partner or their respective affiliates to pursue a business strategy that favors us or utilizes our assets, and their officers and directors have a fiduciary duty to make decisions in the best interests of their respective unitholders, which may be contrary to our interests;
●	our Partnership Agreement provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders’ interests. Specifically, our General Partner may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint certain directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the General Partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;
●	our General Partner and our directors and officers have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the General Partner and our directors and officers, all as set forth in the Partnership Agreement;
●	our General Partner and our Manager are entitled to reimbursement of all reasonable costs incurred by them and their respective affiliates for our benefit; our Partnership Agreement does not restrict us from paying our General Partner and our Manager or their respective affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;
●	our General Partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right; and
●	although a majority of our directors are elected by common unitholders, our General Partner will likely have substantial influence on decisions made by our Board of Directors.

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

Neither our Partnership Agreement nor any of the other agreements, contracts and arrangements between us and our General Partner and its affiliates are or will be the result of arm’s-length negotiations. Our Partnership Agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our General Partner and its affiliates, must be:

●	on terms no less favorable to us than those generally being provided to or available from unrelated third-parties; or
●	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

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

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. Please see “Item 10. Additional Information—E. Taxation.”

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

We believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2023, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above. It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units. Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% or more of our common units. If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see “Item 10. Additional Information—E. Taxation.”

United States tax authorities could treat us as a “passive foreign investment company,” which would have adverse United States federal income tax consequences to United States unitholders.

A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, we believe that we were not a PFIC in the year ended December 31, 2023 and do not expect to be a PFIC for any future taxable year. For this purpose, we intend to take the position that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC.

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

Pending and future tax law changes may result in significant additional taxes to us.

Pending and future tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. The foregoing proposals (in the event international consensus is achieved and implementing laws are adopted) and other possible future tax changes may have an adverse impact on us. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

ITEM 4.	INFORMATION ON THE PARTNERSHIP
A.	HISTORY AND DEVELOPMENT OF THE PARTNERSHIP

Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 30, 2013 for the purpose of owning, operating, and acquiring LNG carriers and other business activities incidental thereto. In October 2013, we acquired from our Sponsor three LNG carriers, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), which we refer to as our Initial Fleet. In November 2013, we completed our underwritten initial public offering (our “IPO”), pursuant to which the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO, the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. Georgios Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements, including the Omnibus Agreement with our Sponsor, which provides the Partnership with the right to purchase certain identified liquefied natural gas (“LNG”) carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein. Following our IPO, we expanded our Initial Fleet and in 2014 and 2015 we acquired the Arctic Aurora, the Yenisei River and the Lena River, each a 2013-built ice class liquefied natural gas carrier, and the related time charter contracts, from our Sponsor, pursuant to our right to acquire such vessels under the Omnibus Agreement in effect at that time.

As of the date of this annual report, we have outstanding 36,802,247 common units, 35,526 general partner units, 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units and 2,200,000 Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units or the Series B Preferred Units. Our Sponsor currently beneficially owns approximately 42.4% of the equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units or Series B Preferred Units. Our common units, our Series A Preferred Units and our Series B Preferred Units trade on the New York Stock Exchange, or NYSE, under the symbols “DLNG,” “DLNG PR A” and “DLNG PR B,” respectively.

Our principal executive offices are located at Poseidonos Avenue and Foivis 2 Street 166 74 Glyfada, Athens, Greece. Our telephone number at that address is +30 210 891 7960. Our website is www.dynagaspartners.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is http://www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report. For more information, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”

B.	BUSINESS OVERVIEW

Since our IPO in November 2013, we have been a limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels at the end of 2015. However, as a result of the significant challenges facing the listed midstream energy MLP industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging. All of the vessels in our Fleet are currently contracted on multi-year time charters with international energy companies, including SEFE, Equinor, Yamal, and NextDecade, which we expect will provide us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates.

We are currently focusing our capital allocation on debt repayment, prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms. As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage the reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and potentially pursuing further business and growth opportunities in transportation of energy or other energy-related projects including floating storage regassification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities in the general shipping industry or incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth. For further information on the risks associated with our business, please see "Item 3. Key Information—D. Risk Factors."

Our Fleet

As of December 31, 2023, we owned and operated a fleet of six LNG carriers, consisting of the three modern steam turbine LNG carriers, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three modern tri-fuel diesel electric (TFDE) propulsion technology Ice Class LNG carriers, the Arctic Aurora, the Yenisei River, and the Lena River, which we collectively refer to as our “Fleet.” As of December 31, 2023, the vessels in our Fleet had an average age of 13.4 years and are contracted under multi-year charters with an average remaining charter term of approximately 7.1 years. All of the vessels in our Fleet are currently employed on multi-year time charters with international energy companies such as SEFE, Equinor, Yamal, and NextDecade.

As of the date of this annual report, the estimated contracted revenue backlog of our Fleet was approximately $1.10 billion, $0.12 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The variable hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each quarter to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following the dry-dock. The actual amount of revenues earned in respect of such operating cost component of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels' operating costs. As of the date of this annual report, the average remaining contract duration was approximately 6.8 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day. Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. Georgios Prokopiou. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions."

All of the vessels in our Fleet, other than the Clean Energy, have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, equivalent to ARC4 of the Russian Maritime Register of Shipping Rules, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, as of March 2024, only 33 LNG carriers, representing 4.6% of the LNG vessels in the global LNG fleet, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating. Moreover, in 2012, we were the first company in the world to operate LNG carriers on the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, and continue to be one of a limited number of vessel operators to currently do so. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.

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

According to Drewry, as March 31, 2024, there were only 52 LNG carriers in the worldwide LNG trading fleet, including the six vessels in our Fleet, in the size range of 149,000-155,000 cbm, of which 45 have a membrane cargo containment system. There are no LNG carriers in the same size segment in the order book, which has a moss spherical containment system, a well-established spherical containment system designed in Norway, which has been in use for many years. The following table sets forth additional information about our Fleet as of the date of this annual report:

								Estimated Latest
						Estimated		Charter
		Cargo				Earliest		Expiration
	Year	Capacity	Ice			Charter	Latest Charter	including options
Vessel Name	Built	(cbm)	Class	Propulsion	Charterer	Expiration	Expiration	to extend
Clean Energy	2007	149,700	No	Steam	SEFE Next Decade	March 2026 March 2028	April 2026 April 2028	n/a
Ob River	2007	149,700	Yes	Steam	SEFE	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	SEFE	June 2028	July 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE *	Equinor Next Decade	August 2026 August 2033	September 2026 September 2033	n/a
Yenisei River	2013	155,000	Yes	TFDE *	Yamal	Q4 2033	Q2 2034	Q2 2049(1)
Lena River	2013	155,000	Yes	TFDE *	Yamal	Q2 2034	Q3 2034	Q4 2049(2)

* As used in this annual report, “TFDE” refers to tri-fuel diesel electric propulsion system.

(1)

On August 14, 2018, the Yenisei River was delivered early to Yamal immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, pursuant to an addendum to the charter party with Yamal under which we agreed to extend the firm charter period from 15 years to 15 years plus 180 days. The charter contract for the Yenisei River with Yamal in the Yamal LNG Project has an initial term of 15.5 years, which may be extended at Charterers’ option by three consecutive periods of five years.

(2)

On July 1, 2019, the Lena River commenced employment under its long-term charter with Yamal. The charter contract for the Lena River with Yamal in the Yamal LNG Project has an initial term of 15 years, which may be extended at Charterers’ option by three consecutive periods of five years.

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

The Clean Energy is employed under an eight-year charter party with SEFE that expires in 2026. Following the expiration of its current charter, the Clean Energy is contracted to be employed on a two-year charter party with NextDecade that is schedule to expire in 2028.

The Arctic Aurora is employed under a three-year charter party with Equinor that expires in 2026.Following the expiration of its current charter, the Arctic Aurora is contracted to be employed on a seven-year charter party with NextDecade that is scheduled to expire in 2033.

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

On August 14, 2018, immediately upon completion of its mandatory statutory class five-year special survey and dry-docking, the Yenisei River was delivered earlier than anticipated under its multi-year charter contract with Yamal for the Yamal LNG Project. As a result, we agreed with Yamal to extend the firm charter period from 15 years to 15 years plus 180 days. The initial term of the charter may be extended at Charterers’ option by three consecutive periods of five years.

On July 1, 2019, the Lena River commenced employment under its multi-year time charter contract with Yamal in the Yamal LNG Project, with an initial term of 15 years, which may each be extended at Charterers’ option by three consecutive periods of five years.

Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of April 26, 2024, we have estimated contracted revenue backlog of approximately $1.10 billion, $0.12 billion of which relates to the operating expenses and estimated portion of the hire contained in certain time charter contracts with Yamal, subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs, notwithstanding our current estimated contracted backlog. The average remaining contract duration is approximately 6.8 years.

We may not be able to perform under these contracts due to events within or beyond our control, and our counterparty may seek to cancel or renegotiate our contracts for various reasons. Our inability or the inability of our counterparty, to perform under the respective contractual obligations may affect our ability to realize the estimated contractual backlog listed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project for which certain of our vessels are contracted to be employed is abandoned or underutilized for any reason, including due to changes in the demand for LNG, or if we are required to terminate our relationships with Yamal or any of our other charterers due to, among other things, applicable sanctions. We caution not to place undue reliance on information regarding or estimated contract backlog.

In 2023, we earned 43% (2022: 41%) of our revenues from Yamal which primarily traded from Russian LNG ports. Due to the war between Russia and Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this report, numerous sanctions against Russia. However, to date, such sanctions have not expressly prohibited LNG shipping and have not had any adverse effects to the Partnership’s time charter contracts. The war between Russia and Ukraine is, however, still ongoing, which may result in the imposition of further economic sanctions in addition to the ones already announced by the U.S., E.U., and other jurisdictions which could adversely affect our charterers and our future revenues from our time charter contracts with Yamal.

For information on our customer concentration, please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Concentration of Credit Risk.”

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

Overview of Natural Gas Market

Natural gas is one of the key sources of global energy, including oil, coal, hydroelectricity, solar, wind, and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas’ share of the total global primary energy consumption has risen from 18.1% in 1970 to 24.8% in 2023.

Natural Gas Share of Primary Energy Consumption: 1970-20231

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

Natural gas is primarily used for power generation and heating. According to Energy Institute Statistical Review of World Energy 2023, worldwide natural gas reserves are estimated at 188.1 trillion cubic meters (cbm) at the end of 2020, which is enough for nearly 48 years of supply at current rates of consumption. During 2013-2023, natural gas consumption rose 2.4% per annum, with growth of 4.6% per annum in Africa, 3.8% per annum in the Middle East, 3.3% in the Asia-Pacific, followed by 3.2% per annum in North America. After declining 2.1% in 2020, global natural gas consumption surged 5.0% in 2021 mainly driven by sharp recovery in global economy. Global natural gas consumption declined in 2022 due to high LNG prices. In 2023, natural gas consumption received support from easing of COVID-19 restrictions in China though partly offset by rise of renewables and nuclear power both in Europe and Asia.

In the last decade, a large part of the growth in natural gas consumption has been accounted for by Asia-Pacific, the Middle East and Africa regions, where gas consumption has increased nearly 1.3 times between 2013 and 2023.

World Natural Gas Consumption: 1970-20231

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

World Natural Gas Production: 1970-20231

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

As a result of these developments, the North American gas market is moving in a different cycle from that of the rest of the world, and there is a price differential with other markets as indicated in the chart below. Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, the interest in exporting LNG from the US has grown and a number of new liquefaction plants have come up in the last few years. LNG prices declined in 2023 due to high inventory levels both in Europe and Asia, mild winter and improved global supply of LNG from Qatar, Australia’s Prelude facility and return of Egypt’s LNG exports after a pause. LNG prices surged in 2022 on account of high European LNG demand, low inventory levels and geopolitical uncertainty. LNG prices surged in both Asia and Europe in the latter part of 2021 on account of high LNG demand from Europe.

However, this price differential has reduced substantially since 2014 due to a sharp drop in LNG prices in the international market which has led to delay in some new planned facilities. In the latter part of 2018, the price of natural gas in key Asian market such as Japan, South Korea and Taiwan increased due to firm winter demand, whereas LNG prices in China softened in December 2018 due to high cargo availability and low demand. While high restocking activity in the third quarter of 2018 kept China’s winter LNG imports stable, LNG prices failed to improve despite increased seasonal consumption. In 2019, LNG prices declined on account of high inventory in Europe and Asia, mild winter across the northern hemisphere, and slowing momentum of China’s LNG demand. China’s LNG demand faltered in 2019 due to lower economic growth and slower pace of the switch from coal to LNG. However, LNG prices surged in December 2020 and January 2021 in Asian countries on account of harsher-than-expected winter, but have since softened as the winter-led heating demand receded. Low wind energy production, reduced Russian pipeline supply along with weak LNG imports drove European LNG prices higher in 2021, while robust demand and competition with Europe led Asian spot prices to increase.

Natural Gas Prices: 2010-February 2024

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

Source: Drewry

LNG Supply

Globally, 202.4 million tons of new LNG production capacity is under construction, 321.3 million tons of new LNG production capacity is planned, and 541.4 million tons of speculative LNG production capacity is under consideration, for which no confirmed plans exist.

World LNG Production Capacity – March 2024

(Million Tons per Annum)

Source: Drewry

As such, LNG production capacity will expand significantly as several new production facilities are now under construction and due on stream in the next few years. Generally, every additional one million ton of LNG productive capacity creates demand for up to two standard modern LNG carriers.

In the last decade, more countries entered the LNG export market. In December 2022, there were 20 producers and exporters of LNG. World trade in LNG has risen from 237.5 million tons in 2013 to an estimated 412.5 million tons in 2023.

LNG Exports: 2010-20231

(Million Tons)

Exporters	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023e	% Change 22-23
ALG	12.5	10.5	10.9	12.6	11.8	11.6	12.3	12.0	12.2	10.9	11.8	9.3	11.9	28.2%
USA#	1.5	0.5	0.1	0.3	0.6	3.2	12.2	18.5	33.8	50.8	67.0	82.2	88.8	8.1%
LIB	0.1	—	—	—	—	—	—		0.0	0.0	0.0	0.0	0.0	n/a
BRU	6.9	6.6	6.9	6.0	6.4	6.0	6.9	6.8	6.4	6.3	5.6	4.5	4.8	6.8%
UAE	5.8	5.5	5.4	5.8	5.6	5.4	5.6	5.8	5.8	5.0	6.0	5.4	4.2	-22.3%
INO	21.3	17.5	16.4	15.8	16.0	15.5	18.7	18.0	15.5	13.7	13.8	14.0	15.9	13.7%
MAL	24.3	23.2	24.7	24.8	24.9	23.4	26.9	24.3	26.2	23.0	24.9	26.2	22.7	-13.5%
AUS	18.9	20.5	22.1	23.1	29.0	41.5	55.6	67.8	75.4	77.9	78.5	82.7	81.3	-1.6%
QAT	74.9	76.7	77.0	75.5	77.6	76.2	77.5	78.0	77.8	76.9	77.0	82.0	81.2	-1.0%
TNT	13.8	13.7	14.4	14.1	12.4	10.4	10.2	10.1	12.5	11.9	6.2	8.5	7.5	-12.2%
NIG	18.9	19.9	16.3	18.5	20.1	17.3	20.3	20.0	20.8	18.9	16.4	14.2	12.5	-12.2%
OMA	8.0	8.2	8.4	7.8	7.4	7.8	8.2	8.0	10.3	8.5	10.2	11.3	11.4	0.9%
EGY	6.3	4.9	2.7	0.3	—	0.5	0.8	0.8	3.5	3.4	6.6	6.3	3.5	-44.8%
EQG	3.8	3.5	3.7	3.7	3.6	3.2	3.9	3.8	2.8	2.6	2.7	3.8	4.1	7.1%
CAM	—	—	—	—	—	—	—	—	—	—	1.3	1.4	2.7	97.1%
NOR	2.9	3.3	2.8	3.9	4.4	4.6	3.9	3.9	4.7	3.3	0.2	2.8	4.2	50.3%
RUS	10.5	10.8	10.4	10.6	10.6	10.2	11.5	16.2	29.3	30.8	29.6	32.2	31.4	-2.6%
YMN	6.5	5.2	7.0	6.5	1.4	—	—	0.0	0.0	0.0	0.0	0.0	0.0	n/a
PER	3.7	3.9	4.1	4.2	3.6	4.0	3.7	3.8	3.8	3.6	2.6	4.0	4.6	15.2%
FRA	—	—	—	—	—	1.1	1.1	1.0	0.0	0.0	0.0	0.0	0.0	n/a
BEL#	0.4	0.3	1.1	1.1	0.9	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	n/a
ESP#	0.5	1.2	2.1	3.8	2.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	n/a
Papua	—	—	—	3.4	7.1	7.6	8.1	8.0	8.2	8.2	8.3	8.4	8.2	-1.9%
Others##	—	0.7	0.9	1.5	1.4	3.2	3.2	6.2	5.7	1.7	3.5	2.2	11.6	427.3%
Total	241.5	236.9	237.5	243.3	247.4	253.0	290.7	313.0	354.7	357.3	372.3	401.4	412.5	7.8%

# Include re-exports

## Includes re-exports from Brazil, France, Portugal, South Korea, Japan and Greece

(1) Provisional estimate

Source: BP statistical review, Drewry

Major LNG exporting regions have undergone significant transition in the last ten years with market share of Indonesia and Malaysia having sharply declined. Australia surpassed Qatar as the largest LNG producer and exporter in 2020. Australia’s LNG exports constituted 20.6% of the global LNG exports in 2022 and 19.7% of the global LNG exports in 2023, making it the second biggest LNG exporter. US LNG exports surged in 2022 due to increased demand from the European countries and higher LNG prices. US emerged as the second biggest LNG exporter in 2022 and became the biggest LNG exporter in 2023 constituting 21.5% of the global LNG exports. Qataris now the world’s third largest producer and exporter of LNG, accounting for close to 19.7% of the global LNG export in 2023. Qatar took FID on its mega North Field Expansion (NFE) Phase 1 (32 mtpa) project, which is expected to start operations by 4Q25. The FID on Phase 2 of the project, adding 16 mtpa is also anticipated to be accelerated to 2022-23. Qatar announced further expansion of the NFE project in February 2024 and plans to add a further 16 MTPA of LNG production capacity. With these projects, the country aims to add 65 mtpa of liquefaction capacity, taking its total to 142 mtpa from 77 mtpa at the end of 2020. It also plans to boost its carbon capture capacity from the current 2 mtpa, making headways into the carbon-neutral LNG market.

U.S. LNG exports have ramped up significantly in the last six years, increasing from 3.2 million tons in 2016 to 88.8 million tons in 2023. The country’s LNG exports have mainly benefited from the new liquefaction terminals coming on stream. Major LNG terminals coming on stream in the last few years include Sabine Pass, Dominion Energy Cove Point, Cameron LNG, Freeport LNG, Cheniere’s Corpus Christi terminal second train, Cameroon LNG, Elba Island, Freeport LNG and five of 10 small trains of Kinder Morgan Inc.’s Elba Island facility. More than 66% of the U.S. LNG exports headed to Europe in 2023, a drastic shift in trade over 2021 when Asia was the world’s largest importer of LNG and the biggest buyer of US supplies. As of December 31, 2023, LNG export terminals with an aggregate capacity of 82.9 million tons per annum are under construction in the US.

The recent move by the US to re-evaluate its plan to sanction LNG exports to non-FTA countries has created uncertainty over the country’s LNG exports. Drewry believes under-construction projects (aggregating 82 mtpa), which are slated to come online by 2028 will remain unaffected, but projects vying for their FID and remain subject to DOE authorisation have come under scrutiny. Moreover, the US government’s pause on the issuance of new non-FTA export permits could hamper planned LNG projects, ceasing about 60 mtpa of planned capacity. The projects awaiting FERC approval will be exposed to regulatory risks.

Sakhalin 2, the first LNG project in Russia which started in 2009 (11 mtpa), is the main export contributor apart from the recent Yamal project In the fourth quarter of 2017, Russia started the first phase of the Yamal LNG project and commenced its first phase of production with a nameplate capacity of 5.5 million tons. The second and third train of the project came online in July 2018 and November 2018 respectively. The third train of the project commenced operations a year ahead of schedule and the project has added an aggregate capacity of 16.5 million tons to the global LNG production. In 2019, Russia added 0.7 mtpa of capacity and the country’s LNG exports surged 32.1 percent to 21.4 million tons with Yamal LNG project ramping up to full capacity. Russia LNG exports have increased in recent years with Yamal LNG project ramping up its full capacity. The ongoing Russia-Ukraine war did not impact Russian LNG exports in 2022 as the country registered growth of 8% in 2022 on the previous year. Russia LNG exports increased 8.1% compared to the previous year.

The EU sanctions adopted against Russia so far have not imposed a direct ban on Russian LNG imports. However, the EU and US technology sanctions have started to may affect Russia’s LNG expansion plans. Novatek’s Arctic LNG 2 started commercial production on its first train in late December and plans to start exports in 1Q24 despite the US-imposed sanctions on the plant. However, following the sanctions, the French entity, TotalEnergies, has declared a force majeure on the project, stating that no shipments of LNG will be taken by the company in 2024. Multiple sale and purchase agreements were signed with cargoes to be sourced from the Arctic LNG-2 plant with supply stipulated to start from 2023, but it has been delayed to 2024 amid US sanctions on Russian LNG. Novatek’s plan to ship LNG cargo from Arctic-LNG-2 project has been impacted due to a shortage of ice-class LNG vessels, six of which have not been delivered from South Korea’s Hanwha shipyard on account of the US sanctions. Additionally, construction at the other two trains of the plant, with 6.6 mtpa capacity each, remains stalled which were earlier expected to become operational by 2026, hindering Russia’s plan to boost its liquefaction capacity to 100 mtpa by 2030.

LNG Demand

In tandem with the growth in the number of LNG suppliers, there has been a corresponding increase in the number of importers. In 2010, there were 34 countries importing LNG and by December 2023, the number increased to 45.

LNG imports by country between 2011 and 2023 are shown in the table below. Despite an increase in the number of importers, Japan, South Korea, and China provide the backbone of LNG trade, collectively accounting for 44% of the total LNG imports as of the end of 2023. While these countries are among the three largest LNG importers, their share in global LNG import declined sharply in 2022 and 2023 (from 53% in 2021 to 44.1% in 2023) due to the increase in LNG import by the European countries and power generation from nuclear and renewable sources in Japan and South Korea. The fast-declining Russian gas supply to Europe forced the region towards LNG to counter the deficit.

China’s LNG imports surged in 2017 and surpassed South Korea’s to become the second biggest LNG importing nation. There has also been strong growth of LNG imports by India, Taiwan and Spain due to increasing demand from the power sector in those countries and their respective government’s focus on the use of natural gas as a source of energy to reduce air pollution caused by conventional sources of energy.

China’s LNG imports commenced in 2006 and have since grown exponentially from 0.7 million tons in 2006 to 62.1 million tons in 2022. The country’s LNG imports expanded by 41% year on year in 2018 as it took steps to shift from coal to natural gas for heating households during the winter because of the government’s policy to increase the share of natural gas in the overall energy demand. After showing strong growth momentum in 2017 and 2018, China’s LNG imports growth rate has slowed down in the last two years. The country’s LNG imports grew 14.8% YoY to 61.9 million tons in 2019 and 10.1% YoY in 2020. The pandemic-induced demand slump adversely affected Chinese LNG demand in 1H20 with major Chinese LNG importers declaring force majeure. Chinese LNG demand surged in 2021 buoyed by a recovering economy, low inventories and the start of additional regasification capacities. China LNG imports declined 11.7% year over year in 2022 due to the sluggish economic growth, zero-COVID-19 policies and Russia-Ukraine war. With a steady recovery in Chinese economy and lifting of COVID-19 restrictions in January 2023, the country’s LNG imports bounced back in 2023.

China’s coal to natural gas switch is driven by the country’s intent to reduce pollution. China’s use of natural gas as a share of the country’s overall energy demand increased from 5.5% to 8.2% during the country’s 13th Five Year Plan and the share of coal declined from 64% in 2015 to 56.6% in 2020. Under the 14th Five-Year Plan, China plans to formulate an action plan for peaking carbon emission before 2030 and anchor efforts to achieve carbon neutrality by 2060. China’s increased emphasis on LNG as a source of energy is the result of its capital, Beijing’s, aim to cut the country’s greenhouse gas emissions, per unit of GDP, by 60-65 percent between 2005 and 2030. China’s plans to achieve carbon neutrality is expected to accelerate its switch from coal to gas and aid LNG demand.

LNG Imports by Country 2010-20231

(Million Tons)

Importer	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023e
Argentina	3.2	3.4	4.7	4.8	4.3	3.8	3.4	3.0	1.2	1.4	2.5	0.4	0.4
Belgium	4.8	3.1	1.6	2.1	2.8	2.1	0.9	1.6	5.1	5.9	3.3	7.2	6.2
Brazil	0.8	2.5	4.1	5.8	5.2	2.2	1.6	2.0	2.3	2.4	7.0	2.2	3.2
Canada	2.4	1.3	0.8	0.6	0.5	0.2	0.3	0.4	0.4	0.6	0.5	0.3	0.1
Chile	2.8	3.0	3.0	2.8	3.1	3.1	3.3	3.6	2.5	2.7	3.1	2.1	2.0
China	12.1	14.6	18.3	19.8	19.1	26.2	38.2	53.9	61.7	68.9	79.3	63.8	71.3
Dom. Rep.	0.7	0.9	1.2	0.9	1.3	1.3	0.9	1.2	1.2	1.2	1.5	1.1	1.0
Egypt	—	—	—	—	2.8	0.6	6.2	2.5	0.1	0.0	0.0	3.9	2.3
France	10.6	7.5	6.4	5.4	4.8	7.0	7.4	7.8	15.6	13.1	12.3	25.5	28.2
Greece	0.9	0.7	0.5	0.4	0.3	0.0	1.3	1.5	2.1	2.2	1.6	2.1	1.8
India	12.5	15.0	12.8	13.8	15.9	16.5	18.7	22.3	23.4	26.6	24.0	20.5	22.1
Indonesia	—	0.7	1.0	1.6	2.0	2.0	2.6	2.0	3.7	2.8	3.3	2.7	2.1
Israel	—	—	0.4	0.3	0.4	0.0	0.5	0.0	0.6	0.6	0.1	0.0	0.0
Italy	6.4	5.2	3.7	3.5	4.3	4.1	6.0	5.6	9.8	9.1	6.9	9.5	11.7
Japan	78.1	86.7	87.0	88.0	86.2	83.3	83.6	82.9	76.9	74.4	74.4	72.2	66.2
Jordan	—	—	—	—	2.9	3.3	3.3	3.0	1.4	0.8	0.2	0.1	0.2
Kuwait	2.3	2.0	1.6	2.7	2.7	2.7	3.5	3.0	3.6	4.1	5.3	5.8	5.2
Lithuania	—	—	—	0.1	0.4	0.0	0.9	0.0	1.4	1.4	1.1	0.8	0.8
Malaysia	—	0.1	1.5	1.7	1.6	1.2	1.8	1.1	2.7	2.6	2.0	2.4	2.3
Mexico	3.0	3.5	5.7	6.8	5.2	4.3	4.8	4.2	4.9	1.9	0.6	0.4	0.5
Netherlands	0.6	0.6	0.6	0.4	0.4	1.1	0.8	1.0	5.8	5.3	5.6	12.3	16.5
Pakistan	—	—	—	—	1.1	2.9	4.6	6.0	8.1	7.4	8.2	7.5	5.9
Portugal	2.2	1.5	1.8	1.2	0.7	0.7	2.7	1.2	4.1	2.7	4.1	4.5	4.6
Puerto Rico	0.5	1.0	1.3	1.3	1.2	0.9	0.9	1.0	1.4	0.9	1.5	0.6	0.8
South Korea	36.0	35.9	39.6	37.3	31.9	32.1	37.8	44.0	40.1	40.8	46.9	46.0	44.1
Spain	17.6	14.7	10.9	11.5	9.5	9.6	12.1	10.0	15.7	15.1	13.8	21.9	20.6
Singapore	—	—	0.9	1.9	2.2	2.2	3.0	3.2	3.3	3.2	3.1	4.0	4.4
Taiwan	11.9	11.7	12.6	13.2	13.7	14.2	16.6	16.7	16.7	17.8	19.4	20.3	20.5
Thailand	0.7	1.0	1.5	1.4	2.6	3.1	3.8	4.4	5.0	5.6	6.6	8.2	10.8
Turkey	4.5	5.7	4.0	5.3	5.5	5.6	7.3	7.1	9.4	10.7	10.0	9.6	10.1
UAE	1.0	1.0	1.1	1.3	1.6	1.5	2.5	2.8	1.4	1.5	1.2	1.8	1.9
UK	18.5	10.0	6.8	6.1	9.4	7.7	4.9	6.6	13.6	13.5	11.0	18.0	18.2
USA	7.3	3.7	2.0	1.2	1.9	1.8	1.5	1.8	1.0	0.9	0.4	0.9	1.2
Africa	—	—	—	—	—	7.4	—	—	—	—	—	7.3	7.1
Others	—	—	—	—	—	3.4	2.8	5.6	9.0	8.1	11.3	15.4	18.2
World Total	241.5	236.9	237.4	243.3	247.3	258.3	290.3	313.0	354.7	356.1	372.3	401.3	412.5

* Includes Colombia, Jamaica and Poland

(1) Provisional estimate

Further expansion of regasification and terminal import infrastructure will support the continued growth in Chinese LNG imports. China is not different from the U.S. in that China also has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies, creating demand for imported LNG. Monthly trends in LNG imports among Asian importers between January 2010 and February 2024 are shown in the chart below.

Asian LNG Imports: 2010-February 2024

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

International trade in natural gas has grown 24.8% between 2013 and 2023, with the volume of LNG trade currently being 1.7 times greater than 2013 levels and accounting for about 44% total natural gas trade. As a result, LNG has captured a growing share of international gas trade, primarily due to the diversification of consumers, flexibility among producers, cost-efficient transport and competitive gas prices. International trade in natural gas grew 2% year over year in 2023. The global economic slowdown and ample gas storage capped the expected LNG appetite in industrial, residential and manufacturing sectors throughout 2023.

World Natural Gas Trade 2011–––-20231

(Billion Cubic Meters)

(1) Provisional estimate

Source: Drewry

LNG Shipping Routes

Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2023, the principal trade routes for LNG shipping included Qatar to Europe (the United Kingdom, Italy and Spain), Qatar to Asia (India, Japan and South Korea), Australia to Asia (China, Japan and South Korea), Malaysia to Japan, US to Europe, US to Asia (South Korea and Japan), Russia to Asia (Japan, South Korea, Taiwan and China), Russia to Europe (France, Netherland, United Kingdom and Spain) and US to Europe and Asia.

One important result of the geographical shifts in LNG production and consumption is that demand for shipping services (expressed in terms of ton miles) has grown at a much faster rate than the underlying increases in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and the discharge ports on each voyage. During 2013-2023, demand for LNG shipping services, expressed in terms of ton miles, has increased at a compound average growth rate (CAGR) of 7.7%, compared with a 5.7% increase in the volume of cargo carried.

LNG Seaborne Trade 2010-20231

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

Ice Class LNG Fleet

The number of ships in the international LNG fleet with an ice class standard is very low. As of March 2024, there were only 33 LNG carriers with Ice Class 1A and Ice-Class 1A Super Standard in operation and 13 vessels on order.

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

Northern Sea Route

Source: Drewry

With Yamal LNG project coming on stream in 2016, transit LNG cargo volume through Northern Sea Route (NSR) has increased 25.6% between 2019 and 2023. In 2022, cargo to Asia from Yamal LNG declined as more cargo went to Europe. Cargo to Asia from Yamal LNG recovered in 2023.

LNG exports through the Northern Sea Route

	2019	2020	2021	2022	2023	2024 YTD
Number of Vessels	20	35	47	31	36	0
Total Cargo Volume (thousand tons)	1,517.5	2,655.9	3,553.0	2,333.4	2,728.0	-

Source: Drewry AIS   Note: Vessels loading LNG from Russia’s Sabetta and moving to Asia

In early 2017, the most suitable LNG terminal on the NSR for loading LNG for transport to the Far East was located in Northern Norway. The distance from Norway to Japan through the NSR is approximately 45% shorter than traditional shipping routes through the Suez Canal. The Arctic route allows ships to save time, fuel, and cut back on environmental emissions.

Russia began production at the first train of the Yamal LNG project in December 2017, while the second and third train of the project began production in July 2018 and November 2018, respectively. The Yamal project (located in remote northern Russia, above the Arctic Circle) has capacity to produce 17.4 million tons of LNG (as of February 28, 2023). In December 2018, Yamal LNG offloaded its one hundredth LNG cargo since the beginning of the first train of the project in December 2017. The Yamal LNG project attained full capacity in 2019 and Russia's LNG exports increased 32.1% in 2019 over the previous year. Russia LNG exports increased 8.8% YoY in 2022 despite ongoing Russia-Ukraine war. Russian LNG exports declined 2.6% year over year in 2023 due to planned maintenance at its plants.  Drewry expects that increased Russian LNG exports will increase the demand for ice class vessels as the transportation from Yamal and Arctic LNG1 project to Asian and European countries will require a specialized category of ice-breaker LNG carriers capable of taking the shorter Arctic route. However, exit of some of the foreign partners from Russian projects following Russia-Ukraine crisis and the EU’s technology sanctions may impact the progress on Arctic LNG2 and Arctic LNG3 project and consequently LNG ship demand related to these projects.

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

IMO 2020 regulation and its impact on LNG demand

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

As of March 2024, the global shipping fleet comprises 523 LNG-capable vessels (i.e., non-LNG carriers) with another 560  vessels on the orderbook. The number of LNG-fueled vessels on the water is set to increase in coming years. 59 LNG-capable vessels aggregating 2.6 mdwt were delivered in 2021, 121 vessels aggregating 8.7 mdwt were delivered in 2022 and 116 vessels aggregating 15.4 mdwt delivered in 2023. These promising numbers highlight the industry's rising inclination towards accepting LNG as a bunker fuel.

EU ETS and FuelEU

In addition to the IMO regulation, the EU has introduced a set of proposals including the EU Emissions Trading System (EU ETS) and FuelEU Maritime Initiative. Shipping emissions will be phased into the EU ETS gradually, starting in 2024, resulting in obligations to surrender allowances covering 40% of in-scope emissions in 2024, 75% in 2025 and 100% in 2026. The EU ETS will include 100% emissions from voyages and port calls within the EU and 50% emissions from voyages between an EU port and a non-EU country. In addition, methane (CH4) and nitrous oxide (N2O) will be included from 2026. The EU ETS provides rules regarding greenhouse gas (GHG) intensity with respect to energy used onboard all ships arriving in the EU. It aims to reduce net GHG emissions by at least 55% by 2030 and makes climate neutrality by 2050 legally binding. All shipowners trading in European waters will need to comply with these regulations.

The European Union’s FuelEU Maritime Regulation, which will come into effect on January 1, 2025 establishes a framework for decarbonizing the maritime industry within the European Union and European Economic Area (EEA). It dictates mandatory reductions in the yearly average greenhouse gas (GHG) intensity of energy used aboard ships operating in these regions. This reduction is measured as grams of CO2 equivalent per MegaJoule (gCO2e/MJ) and applies to the vessel’s entire energy lifecycle, encompassing “well-to-wake” emissions. This comprehensive approach includes emissions associated with fuel extraction, cultivation, production, transportation, and onboard usage.

Ships will be required to undertake a combination of initiatives in order to comply with the upcoming environmental regulations. These may range from switching to low/zero carbon alternative fuels, paying carbon taxes, retrofitting energy-saving devices, propulsion improvement devices, as well as voyage optimization techniques. The emission control regulations could slow the speed of the vessels in the next few years, reducing the supply of ships. Therefore, in the short term, this will benefit shipowners as the fleets are younger since charter rates should potentially increase with lower vessel supply.

Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there have been several developments such as the Sea Cargo Charter, Poseidon Principles for ship finance banks and Poseidon Principles for Marine Insurance. In addition, there have been several industry-led initiatives to facilitate movement towards low-/zero-carbon shipping such as Getting to Zero Coalition, The Castor Initiative for Ammonia, the Global Centre for Maritime Decarbonization, and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

IMO GHG strategy

At the MEPC 80 session in July 2023, the IMO revised its GHG emission reduction targets in line with the Paris Agreement, setting more ambitious targets compared to its 2018 initial GHG strategy. The organization now aims for net-zero emissions from the shipping industry by 2050. The IMO has added two indicative checkpoints for GHG reduction – (i) To reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30% in 2030, compared to 2008, and (ii) To reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80% by 2040, compared to 2008. In addition, targets have been set for 2030: (i) reduction of CO2 emission per transport work by at least 40% compared to 2008, and (ii) uptake in zero or near-zero GHG emission fuels by at least 5% and striving for 10%.

Achieving these targets will require a combination of energy efficiency requirements and energy saving technologies, in addition to encouraging shipowners to use alternative fuels such as biofuels and electro-/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is a key factor preventing shipowners from placing new orders, as the vessels with conventional propulsion systems may have a high environmental compliance cost and possibly faster depreciating asset values in the future. Some shipowners have decided to manage this risk by ordering LNG-/methanol-fueled ships to comply with stricter regulations that may be announced in future.

The IMO concluded MEPC 80, addressing the current GHG measures and an additional basket of mid-term measures, including an economic and technical measure. Details on these measures will be discussed further in the upcoming inter-sessional meetings held by the IMO. The economic measure is expected to come in the form of a GHG levy and the technical measure will introduce a Goal Based Fuel Standard (GFS), which will assess the fuels that are used onboard on a life cycle basis according to the life cycle GHG intensity of marine fuels (LCA) guidelines. Both measures are expected to be implemented in 2027.

Alternative fuels for shipping

The IMO has set a target to reduce GHG emissions by 50% in 2050, which cannot be achieved with low-sulfur fuel and so has encouraged innovation in alternative fuels. The IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo while LNG is used as a fuel in LNG vessels and also in other vessels. Since hydrogen and ammonia are in the initial stages of development as marine fuel, LNG is expected to remain the preferred alternative fuel in the near-to-medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet the IMO 2050 decarbonization target. Another drawback is that LNG propulsion requires an LNG-capable engine which would need additional capex and increased fuel storage space. Biofuel is another potential alternative because it requires no major modification of engine, and therefore, no significant additional capex.

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

LNG Fleet

The cargo capacity of an LNG carrier is measured in cbm. As of March, 31, 2024, the worldwide fleet totaled 719 ships with a combined capacity of 107.6 million cbm. The breakdown of the fleet by vessel size is shown below.

The LNG Fleet by Vessel Size: March 31, 2024

Size	No.	000 Cbm
0-17,999 cbm	43	279
18-49,999 cbm	29	713
50-74,999 cbm	4	278
75-124,999 cbm	5	395
125-149,999 cbm	181	25,503
150-199,999 cbm	407	69,054
200-219,999 cbm	36	7,608
220,000+ cbm	14	3,727
Total	719	107,558

Source: Drewry

The changes in LNG fleet supply are a function of deliveries of new ships from the orderbook and the removal of existing vessels through scrapping. The increases in seaborne LNG trade and ship demand over the last three years have resulted in rapid growth in the overall fleet size. LNG fleet capacity has expanded at a CAGR of 7.1% per annum between 2013 and 2023. High deliveries in the last three years have led to a sharp increase in LNG fleet in these years.

LNG Fleet: 2015-March 2024

Source: Drewry

Within the current worldwide fleet, there are only 76 vessels with ice class certification and these vessels account for close to 9.6% of the global LNG fleet. These ships are a niche part of the market and command a premium over the freight rates of non-ice class vessels.

The age profile of the existing fleet as of March 31, 2024, is shown below. The average age of all LNG carriers in service is 10.9 years, with lower fleet ages for comparatively bigger vessels and smaller vessels. Whereas, mid-sized vessels are relatively older.

LNG Fleet Age Profile: March 31, 2024

Size Range in CBM	Average Age (Years)
0-18,000	8.6
18-50,000	9.0
50-75,000	21.7
75-125,000	4.2
125-150,000	21.1
150-200,000	6.4
200-220,000	13.5
220,000+	14.8
Average Age -Total Fleet	10.9

Source: Drewry

Due to high-quality construction and in most cases, high-quality maintenance, LNG carriers tend to have longer trading lives than oil tankers. However, older ships may find it harder to find employment. EEXI and CII regulations are expected to impact older steam turbine LNG vessels more. These vessels will need to reduce the speed. Ships built before 1990 will likely be replaced in the near future. Some of older tonnage may also get converted into FSRU. LNG fleet deliveries over last nine years are shown below.

LNG Fleet Delivery: 2015-March 2024

Source: Drewry, Note YTD 2023 deliveries include deliveries between January and March 2024

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

Most end users of LNG are utility companies, power stations or petrochemical producers with operations that depend on reliable and uninterrupted deliveries of LNG. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages and time charters of four years or less have become a feature of the market in recent years. However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term “spot trade” refers to a single voyage, which is arranged at a short notice. In the LNG market, the term “spot trade” refers to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months. With changing global LNG market, the vessel owners are gradually increasing their exposure to spot trade. Earlier shipowners used to employ more than 85% of their fleet on long-term charters and 10 to 15% of the fleet used to operate in spot trade. However, short term LNG trade data for last ten years indicates that with increasing imports of China from the spot market and taking advantage of the rate spike in winters and other market imbalances, shipowners have increased the spot market exposure in the range of 27% to 40%.

Short-term LNG trade 2011-2023

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

Spot LNG shipping rates plummeted in the first quarter of 2020 as the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade and LNG spot prices. The outbreak forced several countries to go into lockdown, leading to decline in the world GDP and consequently weak LNG demand. Many LNG cargos were cancelled due to weak Asian LNG demand and high European gas inventories. However, LNG demand recovered in the latter half of 2020 as countries started easing the lockdown. LNG spot shipping freight rates started increasing from November 2020 on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. Higher Asian LNG demand supported spot LNG shipping rates in 2021. LNG shipping spot rates surged in 2022 mainly driven by European LNG imports as Europe switched towards LNG to end its reliance on Russian gas. LNG shipping spot rates softened in 2023 due to high inventory levels both the in Europe and Asia, relatively mild winter and rising nuclear and renewable power in Asia, which limited LNG demand.

Spot rate for LNG ships January 2012 – January 2024

(U.S. $ per day)

Source: Baltic exchange, Drewry

Russia-Ukraine war and impact on LNG shipping

The ongoing Russia-Ukraine war has led to a change in the LNG shipping trade pattern with Europe substituting Russian natural gas imports with LNG imports. The changing trade patterns have impacted LNG shipping with uncertainty over Russian gas supply to Europe, compelling the latter to increase its imports and upping the use of other alternatives – coal and nuclear- along with energy conservation measures. Europe is also accelerating FSRU-based LNG import projects to increase imports. Around 30 mtpa of regasification capacity was added in 2023. The rush to build import terminals in Europe eased considerably in 2023. Some projects were delayed or cancelled as the continent’s position got better compared to 2022.

Israel-Hamas war and the Houthi crisis in the Red Sea impact on LNG shipping

US, Qatari and even Russian LNG vessels are transiting vis the Cape of Good Hope (COGH) due to the heightened Houthi attacks in the Red Sea, which adds premium insurance, increasing costs. The higher frequency of LNG vessels via COGH and reduced transits via the Suez and Panama canals could cause volatility in LNG shipping rates during the seasonal high demand. Transits via the COGH result in longer deployment of LNGCs, generating vessel demand and adding tonne miles. However, the high deliveries may counter the possible gains that the sector could reap due to the ongoing disruptions at the two major canals.

The recent retaliatory drone attack by Iran against Israel represents a significant escalation in the conflict, with the two feuding nations now directly striking each other’s territory. LNG shipping rates continue to soften due to ample storage in Europe reducing supply risk. The unlikely scenario of Strait of Hormuz blockage would benefit the shipping sector in the short term as we expect importers to arrange alternative supply leading to a rise in tonne-mile demand. However, if the blockage persists for over a month, then we expect to see several vessels idling with nearly 20% of the global LNG supply impacted, leading to depressed charter rates.

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

LNG Carrier Newbuilding Prices: 2010-2023

(End Period – U.S. $ Million)

Source: Drewry

Prices for larger sized LNG carriers of 210,000-220,000 cbm were around $215 million when they were first ordered in late 2004 and increased to $235 million in the summer of 2005.

Newbuilding prices reached an all-time high of $250 million around mid-2008, influenced by a number of factors including the declining dollar exchange rate, easy availability of finance, high steel prices, and tight shipbuilding capacity. However, newbuilding prices fell in the period between 2008 and 2011 due to a reduction in new orders. The newbuilding price for an LNG carrier increased marginally by 2% from $202 million in 2011 to $206 million in 2015, but dropped by 7.7% in 2016 due to weak freight rates and the resulting oversupply in the market. These prices continued to drop in 2017 before inching up by a marginal 1.4% on account of increased ordering activity in 2018 and thereafter 2.9% year over year to $ 189.3 million in 2019 with a demand for better technology LNG vessels and higher competition for slots at shipyard. Newbuilding orders surged in 2018 and 2019 due to positive outlook of high liquefaction capacity to be added in in coming years, which would have created demand for additional LNG vessels. Newbuilding prices declined in 2020 due to weak LNG prospects and lower new orders. Increase in newbuilding prices in 2021 is on account of lower availability of LNG shipbuilding slots and inclusion of energy efficiency equipment. Newbuilding prices continued to increase in 2022 and 2023 on account of tight shipbuilding capacity and high vessel demand.

Second-hand Prices

Sale and purchase transactions of LNG vessels are limited in number. The secondhand price of a five-year old 150,000cbm LNG vessel declined by 7.9% in 2016, 5.4% in 2017, and 5.1% in 2018. After falling between 2016 and 2018, secondhand vessel prices rose 1.5% year over year in 2019 on account of increase in newbuilding prices, rise in demand for MEGI and DFDE vessels with increase in spot trading and expectation of significant liquefaction capacity to be added in 2019. Secondhand LNG prices declined in 2020 in line with softer LNG spot rates for majority of the year. Increase in secondhand vessel prices in 2021 is mainly driven by strong prospects of LNG vessels and increase in newbuild prices. Secondhand prices increased in 2022 and in most of 2023 due to high demand and sale for potential conversion to FSRU (particularly for older tonnage). However, secondhand prices have declined from December 2023 on account of softening of LNG shipping charter rates.

LNG Carrier Second-hand Prices: January 2016 – March 2024

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997, new emissions standards, titled IMO-2020, took effect on January 1, 2020.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and the amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Amendments to the IGC Code (and the IGF Code, discussed below) concerning the application of high manganese austenitic steel for cryogenic service in cargo and fuel tanks of LNG carriers (and LNG-fueled ships) are expected to become effective on January 1, 2026. We believe that each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive a certification that it is in compliance with applicable regulations before it is delivered.

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

In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the “IGF Code,” which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code and the amendments to SOLAS became effective January 1, 2017. Amendments to the IGF Code relating to regulations on loading limit for liquefied gas fuel tanks, regulations for fuel distribution outside of machinery space, and others became effective in January 2024.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020. Additional amendments to Annex VI became effective in April 2022, and revised, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertain to the sampling and testing of onboard fuel oil. Additional amendments to Annex VI, requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, will become effective May 1, 2024. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Recently at the MEPC78, the IMO approved a proposal for a new ECA for the Mediterranean Sea as a whole. These amendments will enter into force on May 1, 2024, however ships operating in this ECA will be exempted from compliance with the 0.1% m/m sulfur content standard for fuel oil until July 1, 2025. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Effective January 1, 2023, amendments to SEEMP require all ships above 400 gross tonnage to have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The amendments introduced at MEPC 75 were adopted at the MEPC 76 session, with the requirements for EEXI and CII certification effective from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which will become effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81 was held from March 18 to 22, 2024. At this session at MEPC 81, measures already in force such as the Data Collection System for fuel oil consumption of ships (IMO DCS), Energy Efficiency Existing Ship Index (EEXI) and Carbon Intensity Indicator (CII) regulations were reviewed along with discussions on mid-term measures and lifecycle assessments of marine fuels with an aim to achieve the reinforced levels of ambition. Furthermore, MEPC 81 agreed on an illustration of a possible draft outline of an “IMO net-zero framework” for cutting greenhouse gas emissions (GHG) from international shipping. This may include a proposed new Chapter 5 of MARPOL Annex VI containing regulations on the IMO net-zero framework, to include: (a) a goal-based marine fuel standard regulating the phased reduction of the marine fuel’s GHG intensity (similar to the EU Fuel EU Maritime Initiative discussed elsewhere herein); and (b) an economic mechanism(s) to incentivize the transition to net-zero. The goal-based marine fuel standard and pricing mechanism are mid-term GHG reduction measures specified in the revised IMO Strategy on the Reduction of GHG Emissions from Ships, adopted in July 2023. Several different proposals of what these measures should entail are currently being considered.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained a Document of Compliance (DoC) for managing gas carriers, which is being annually endorsed and renewed at the specified intervals. A valid Safety Management Certificate (SMC) is carried by every managed fleet vessel, endorsed during the intermediate audit and renewed as required.

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with regulation SOLAS II.2/4.2.1, will enter into effect January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with application to new oil tankers and bulk carriers from July 1, 2016. The SOLAS Convention regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”). Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 will become effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems must be incorporated by shipowners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “AFS Convention.” The AFS Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced.

In November 2020, MEPC 75 approved draft amendments to the AFS Convention to prohibit anti-fouling systems containing cybutryne, which became effective January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel.

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

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA and CERCLA may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause environmental hazards. Both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. On December 23, 2022, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or wilful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311(c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from wilful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released a final Well Control Rule in August 2023, which strengthens testing and performance requirements, and may affect offshore drilling operations and cause us to incur additional costs to comply.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Partnership intends to comply with all applicable state regulations in the ports where the Partnership’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or “SIPs,” some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the Clean Water Act.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA published standards. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Compliance with the EPA, U.S. Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. All of our vessels carry a valid electronic NOI,l or “eNoI.” Under the U.S. National Invasive Species Act, or NISA, newbuilding vessels constructed after December 1, 2013, are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On April 18, 2023, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the EU Emissions Trading system which has been in place since 2005. On July 14, 2021, the European Parliament formally laid down a proposal for the revision of the EU Emissions Trading Directive (ETS), as part of the Fit for 55 Package, which would involve gradually including the maritime sector in the ETS from 2024 and phasing the sector in over a three-year period. The final approval was made on May 10, 2023. and is the first of its kind to apply to the maritime sector. It is the first time that the polluter pays principle will apply to maritime. ETS will now apply to ships above 5000GT from 2024 on a phased basis. This means that ships that are in scope and which enter EU ports will have to report on 100% of their EU emissions and 50% of non-EU emissions. Furthermore, ships that are in scope will have to surrender 40% of their allowances for the year 2024 in 2025; 70% for the year 2026 in 2025; and 100% for the year 2026 in 2027. Whilst responsibility for compliance is placed on the “shipping company” (defined as the ship owner or the entity that contractually assumes responsibility for compliance with ETS), the agreed ETS also mandates member states to pass national laws which oblige charterers or commercial operators of the ships to reimburse the “shipping companies” pay for their share of pollution as part of the ETS costs clause. Enforcement and compliance will be on a company wide basis (as opposed to the EU MRV system where compliance is on a per ship basis). Member states will have until December 31, 2023, to introduce national legislation which give effect to ETS requirements for maritime. Another important initiative introduced under the Fit for 55 package is the FuelEU Maritime proposal which obliges ships above 500GT to gradually reduce the greenhouse gas intensity of energy used on board from 2025. A FuelEU Maritime Certificate of Compliance will have to be kept on board each ship from June 2025 onwards.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance (Part I and Part II) are required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the EU’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposed rule to include additional methane reduction measures. In December 2023, the EPA announced a final rule to reduce methane and other air pollutants from the oil and natural gas industry. The rule includes “Emissions Guidelines” for states to follow as they develop plans to limit methane emissions from existing sources.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example,

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans; and
•	ship identification number to be permanently marked on a vessel’s hull.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code. Procedures are outlined in the IT Systems and Cyber Security Manual included in our Company’s Management System while the Partnership holds a valid ISO 27001 certification as of February 11, 2020, for our in-house management of IT services to the Head Office and the fleet vessels.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., Lloyd’s Register of Shipping and Bureau Veritas).

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claims records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group. Information contained on this website does not constitute part of this annual report.

C.	ORGANIZATIONAL STRUCTURE

We were formed on May 30, 2013, as a Marshall Islands limited partnership for the purpose of owning, operating, and acquiring LNG carriers and other business activities incidental thereto. We own (i) a 100% limited partner interest in Dynagas Operating LP, which owns a 100% interest in our Fleet through intermediate holding companies and (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC. We own our vessels through separate wholly- owned subsidiaries that are incorporated in the Republic of the Marshall Islands and Republic of Malta.

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

A.	OPERATING RESULTS

Overview

Since our IPO in November 2013, we have been a growth-oriented limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels to date. However, as a result of the significant challenges facing the listed midstream energy MLP industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging. As of the date of this annual report, all six vessels in our Fleet vessels are contracted to time charters, with international energy companies, including SEFE, Equinor, Yamal and NextDecade, providing us with the benefits of stable cash flows and high utilization rates. We believe that we are well regarded by our charterers for our expertise and history of safety in conducting our operations. We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms. As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage our reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in the transportation of energy or other energy-related projects, including floating storage regasification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our future plans for growth.

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

Charter rates for LNG vessels started declining from 2013 as the supply increased more than the increase in demand. Global liquefaction capacity grew marginally with only the Angola LNG plant becoming operational in 2013. The trend continued in 2014 to 2017 as additional tonnage negated the effect of new liquefaction plants coming online. The impact of excess vessel supply caused by the delivery of 28, 27, 28 and 24 vessels in 2014, 2015, 2016 and 2017, respectively showed on spot rates, which fell sharply. Low crude oil prices intensified the challenges in the LNG shipping market as it delayed the completion of liquefaction projects. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan a switch back to nuclear power. Towards the end of 2017, a surge in the Chinese LNG imports, due to a switch from coal to gas for heating purposes, helped the LNG freight rates recover sharply. In 2018, average spot LNG charter rates were more than double of 2017 mainly driven by the vessel shortage as Asian LNG imports surged. Spot charter rates declined in 2019 on account of decline in Chinese LNG import growth rate, higher LNG inventory levels in Europe and Asia and mild winter. Spot LNG shipping rates declined in 2020 as COVID-19 adversely impacted global LNG trade. Many U.S. LNG cargos were cancelled due to weak Asian LNG demand. However, spot LNG shipping rates increased from November on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. High Asian LNG demand supported spot LNG shipping rates in 2021. LNG shipping spot rates increased in 2022 mainly driven by higher European LNG imports as Europe switched towards LNG to transition its reliance on Russian gas. LNG shipping spot rates softened in 2023 due to high inventory levels both in Europe and Asia, relatively mild winter and rising nuclear and renewable power in Asia.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•

Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this annual report, all the vessels in our Fleet are employed under multi-year time charters with staggered maturities, which is intended to make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we expect to be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•

Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days, and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;

•

Operating expenses. The level of our vessel operating expenses, including crewing costs, insurance, and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily vessels’ dry-docking and maintenance costs, are paid, can cause our vessel operating expenses to increase;

•	The number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-docking on time and within budget;
•	The timely delivery of any vessels we may acquire in the future;
•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterers’ obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our Master Agreement;
•	Our ability to obtain acceptable equity and debt financing to fund our capital commitments;
•	The supply and demand relationship for LNG shipping services;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterers’ requirements;
•	Our ability to successfully defend against any claims, suits, and complaints, including, but not limited to, those involving laws and regulations;

•

Economic, regulatory, political, and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or implement our business strategy;
•	Our level of debt, the related interest expense, our debt amortization levels, and the timing of required principal installments;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterers’ right for early termination of the charters under certain circumstances;
•	Performance of our counterparties, which are limited in number, including our charterers’ ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of Revenue Earning Days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues may also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire.

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

Fleet utilization. We calculate fleet utilization by dividing the number of our Revenue Earning Days by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

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

Dry-docking. We must periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we mandatorily dry-dock our vessels every 60 months until the vessel is 15 years old. If a vessel is less than 15 years old, an “in water survey in lieu of dry-dock” can take place in between the two special surveys, which statutorily must occur every five years. For vessels that are 15 years or older, dry-docking takes place every 30 months as required for the renewal of certifications required by classification societies, or, subject to special considerations, an “in water survey in lieu of dry-dock” can take place between the two special surveys. Special survey and dry-docking costs (consisting of direct costs, including shipyard costs, paints and class renewal expense, and peripheral costs, including spare parts, service engineer attendance) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. We expect that dry-docking and special survey costs will increase as our vessels age. The three steam turbine vessels in our Fleet completed their most recent scheduled special survey and dry-docking repairs, as well as the installation of the BWTS in 2022. In 2023, our three TDFE propulsion system vessels completed their scheduled dry-docks and had their BWTS installed.

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

Interest and Finance Costs. We incur interest expense on outstanding indebtedness under our existing debt agreements which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing debt agreements, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facility, please see “—B. Liquidity and Capital Resources—Our Borrowing Activities.”

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

Voyage Revenues and related expenses

Revenues are generated from time charter agreements, which contain a lease as they meet the criteria of a lease under ASC 842. Certain of our time charters provide for variable lease payments, charterers’ option to extend the lease terms, termination clauses and charterers’ option to purchase the underlying assets. Each lease term is assessed at the inception of such lease. Under our time charter agreements, the charterer pays a specified daily charter hire rate for the use of the vessel. Additionally, we pay for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses.

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

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and by estimating charter rates for the unfixed days over the estimated remaining economic life of each vessel. Estimates of the daily time charter equivalent for the unfixed days are based on a combination of the average of the trailing 10-year historical charter rates adjusted for expected off hires due to scheduled vessels’ maintenance and estimated unexpected breakdown off hires. Expected outflows for scheduled vessel maintenance and vessel operating expenses are based on the Partnership’s budget by using historical data, which is adjusted annually with the assumption of an annual inflation rate of up to 2%. In developing the estimate for the effective fleet utilization, the Partnership takes into account the period(s) each vessel is expected to undergo its scheduled maintenance (dry-docking and special surveys) and each vessel’s loss of hire resulting from repositioning or other conditions.

The estimated salvage value of each vessel is $500 per lightweight ton, in accordance with our vessel depreciation policy. We use a probability-weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the recorded vessel impairment loss. Historically, there was no impairment loss recorded in any of the six vessels in our Fleet.

We determine the fair value of our vessels based on our estimates and assumptions and by making use of available market data and taking into consideration third-party valuations. We employ the majority of our LNG carriers on fixed-rate charters with major companies. These charters typically have original terms of two or more years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing and future charters.

Using the framework for estimating future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2023 and 2022, for those operating vessels whose carrying values were above their respective market values. Our impairment analysis as of December 31, 2023 and 2022, indicated that the carrying amount of our vessels, was recoverable, and therefore concluded that no impairment charge was necessary.

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

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, at the time they are made, such assumptions are highly subjective and we can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel hire rates or vessel values, will be accurate. To minimize such subjectivity, our analysis for the year ended December 31, 2023, also involved sensitivity analysis to the model input we believe is most important, being the future hire rates. In particular, in terms of our estimates for the charter rates for the unfixed period, we use the average of the trailing 10-year historical charter rates as of December 31, 2023. Although the trailing 10-year historical charter rates, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates would not decline by more than 50% for LNG carrier vessels and we would not be required to recognize impairment.

Depreciation on our LNG carriers is calculated using an estimated useful life of 35 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our LNG carriers takes into account design life, commercial considerations and regulatory restrictions. Vessel residual values are based on our estimation over our vessels sale price at the end of their useful life, being a product of a vessel’s lightweight tonnage times an estimated scrap rate and the estimated resale price of certain equipment and material. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons.

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

The table set forth below indicates the carrying value of each of our vessels as of December 31, 2023 and 2022.

			Carrying Value
			(in millions of U.S. dollars)
			as of
	Capacity	Year Built/	December 31,	December 31,
Vessel	(cbm)	Purchased	2023	2022
Clean Energy	149,700	2007	$102.9	$107.7
Ob River	149,700	2007	103.1	107.8
Amur River	149,700	2008	111.4	116.4
Arctic Aurora	155,000	2014	158.5	162.8
Yenisei River	155,000	2014	148.8	152.8
Lena River	155,000	2015	172.7	177.6
TOTAL	914,100		$797.4	$825.1

As of December 31, 2023 and 2022, the carrying amounts for two of the vessels in our Fleet were above the average of their values as assessed by third-party valuations and therefore we tested these two vessels for potential impairment. In assessing the recoverability of our vessels’ carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized. We refer you to the risk factor entitled “Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss” and the discussion herein under the heading “Item 3. Key Information—D. Risk Factors —Risks relating to our Partnership.”

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

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values. Management estimates residual value of our vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT per LNG carrier, which represents our estimate of the market value of the ship at the end of its useful life. Useful economic life of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. Up to September 30, 2019, we applied an average scrap rate of $0.685 per lightweight ton per LNG carrier and following a reassessment of the scrap rates effective from October 1, 2019, we reduced the average scrap rate estimate to $0.500 per lightweight ton per LNG carrier. The effect of the change in this estimate for the year ended December 31, 2023 was a decrease by $1.4 million in the net income and a decrease by $0.04 in the earnings per common unit. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Recent Accounting Pronouncements

For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this annual report.

Results of Operations

Year ended December 31, 2023 compared to the year ended December 31, 2022

Voyage Revenues. Voyage revenues increased by $17.2 million, or 13.1%, to $148.9 million in the year ended December 31, 2023, compared to $131.7 million for the year ended December 31, 2022. Excluding non-cash items, voyage revenues increased by $9.5 million. This decrease in voyage revenues was primarily due to:

i)	the increase in the hire rate of the Arctic Aurora following its new time charter party agreement with Equinor ASA, which commenced in September 2023; and
ii)	the higher variable hire revenues earned on the Lena River and the Yenisei River in the year ended December 31, 2023 compared to the corresponding period of 2022.

Revenues from contracts with customers. In the year ended December 31, 2023, revenues from contracts with customers were $11.6 million, compared to nil for the year ended December 31, 2022. Revenues from contracts with customers include compensation from Yamal for services regarding the special survey of the Lena River and the Yenisei River, which was completed in the year ended December 31, 2023, as per the terms of the charter party agreement.

Voyage Expenses—including related party. In the year ended December 31, 2023, voyage expenses were $3.3 million, compared to $3.0 million for the year ended December 31, 2022, representing an increase of $0.3 million or 10.0%. The increase is primarily associated to the increased commercial management commissions paid to our Manager, as a result of the increased voyage revenues in the year ended December 31, 2023.

Vessels’ Operating Expenses. Vessel operating expenses increased by 15.4%, or $4.6 million, to $34.4 million during the year ended December 31, 2023, from $29.8 million during the year ended December 31, 2022. Our daily operating expenses increased from $13,595 for the year ended December 31, 2022 to $15,713 for the year ended December 31, 2023. This increase is primarily associated with increased technical vessel management services expenditures on certain of the Partnership’s vessels for the year ended December 31, 2023.

Dry-docking and special survey costs. In the year ended December 31, 2023, dry-docking and special survey costs were $17.7 million, compared to 12.8 for the year ended December 31, 2022, representing an increase of $4.9 million or 38.3%. The three TFDE vessels in our Fleet, the Arctic Aurora, the Yenisei River and the Lena River completed their scheduled special survey and dry-dock in the year ended December 31, 2023. During the corresponding period of 2022, the three steam turbine vessels of our Fleet, the Clean Energy, the Ob River and the Amur River, completed their scheduled special survey and dry-dock.

General and administrative expenses—including related party. General and administrative expenses decreased by 28.6%, or $0.8 million, to $2.0 million during the year ended December 31, 2023, from $2.8 million during the year ended December 31, 2022. This decrease of general and administrative expenses is mainly attributable to decreased D&O insurance and legal expenses. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.

Management Fees. We incurred an aggregate of $6.4 million, or $2,917 per LNG carrier per day in management fees for the year ended December 31, 2023, compared to an aggregate of $6.2 million, or $2,833 per LNG carrier per day in management fees for the year ended December 31, 2022. The 3.2%, or $0.2 million, increase in management fees is consistent with the annual 3% increase in daily management fees pursuant to the Master Agreement see also “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”.

Depreciation. Depreciation expense increased by 0.3%, or $0.1 million, to $31.9 million during the year ended December 31, 2023, from $31.8 million during the year ended December 31, 2022. The increase is attributable to the depreciation expense of the BWTS which was installed on the Arctic Aurora, the Yenisei River and the Lena River in the year ended December 31, 2023.

Interest and Finance Costs. Interest and finance costs increased by 40.5%, or $11.3 million to $39.2 million during the year ended December 31, 2023, from $27.9 million during the year ended December 31, 2022. The increase in interest and finance costs was predominantly due to the increase in the weighted average interest rate in the year ended December 31, 2023, compared to the corresponding period in 2022, which was partly counterbalanced by the reduction in interest bearing debt as compared to the corresponding period of 2022.

Interest Income. Interest income increased by 225%, or $1.8 million, to $2.6 million during the year ended December 31, 2023, from $0.8 million during the year ended December 31, 2022. The increase is attributable to a significant increase in interest rates and cash reserves placed in time deposits during the year ended December 31, 2023, compared to the corresponding period in 2022.

Gain on derivative instruments. On May 7, 2020 we entered into a floating to fixed interest rate swap transaction effective from June 29, 2020. It provides a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. As of December 31, 2023, we recognized a gain on the derivative financial instrument of $5.3 million compared to a gain on the derivative financial instrument of $33.7 million which was recognized in 2022. As a result of the discontinuation of LIBOR, on June 21, 2023 we amended the interest rate swap to replace the fixed 3-month LIBOR rate with the fixed 3-month SOFR rate.

Gain/ (Loss) on debt extinguishment. Gain on debt extinguishment decreased by 109.5%, or $2.3 million, to $0.2 million loss during the year ended December 31, 2023, from $2.1 million gain during the corresponding period in 2022. This decrease of Gain/ (Loss) on debt extinguishment is mainly attributable to the write-off of $0.2 million of the unamortized debt discounts attributable to the portion of the $675 Million Credit Facility that was extinguished in the year ended December 31, 2023, due to the voluntary prepayment of $31.3 million of the $675 Million Credit Facility, mentioned below, compared to the gain on debt extinguishment of $2.1 million which resulted from: a) the gain in relation to the principal amount of $2.2 million which was waived and forgiven as part of the voluntary prepayment of $18.73 million during the year ended December 31, 2022, which is mentioned below, and b) the write-off of the amount of $0.1 million of unamortized debt discounts attributable to the portion of the debt that was extinguished.

Other Income. Other Income increased to $2.9 million during the year ended December 31, 2023, from nil during the corresponding period in 2022. Other income includes income from claims from hull and machinery and loss of hire insurance for damages incurred by the Clean Energy in the prior year.

Year ended December 31, 2022 compared to the year ended December 31, 2021

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2022 compared to the year ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 21, 2023.

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity financings. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions, when, as and if declared by our Board of Directors and funding capital expenditures and working capital. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the year ended December 31, 2023, our principal sources of funds were our operating cash flows. Also, under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. Scheduled distributions to the preferred unitholders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.

On July 2, 2020, we entered into the Original Agreement, for the offer and sale, from time to time, of up to an aggregate of $30.0 million of our common units representing limited partnership interests under the Prior ATM Program. In August 2020, we entered into the A&R Sales Agreement, for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. Upon entry into the A&R Sales Agreement, the Partnership terminated the Prior ATM Program. At the time of such termination, the Partnership had issued and sold 122,580 common units resulting in net proceeds of $0.3 million, under the Original Agreement. During the year ended December 31, 2021, we issued and sold 1,189,667 of our common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement. No common units were sold under the A&R Sales Agreement during the years ended December 31, 2022 and 2023.

Our short-term liquidity requirements relate to servicing the principal and interest on our debt and funding of the necessary working capital, including vessel operating expenses and payments under our Master Agreement. On May 7, 2020 we entered into a floating to fixed interest rate swap transaction with Citibank N.A. effective from June 29, 2020. It provided for a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. As a result of the discontinuation of LIBOR, on June 21, 2023 we amended the interest rate swap to replace the fixed 3-month LIBOR rate with the fixed 3-month SOFR rate.

Our long-term liquidity requirements relate primarily to funding capital expenditures, including the repayment of our long-term debt and the potential acquisition of additional vessels.

In accordance with our business strategy, other liquidity needs may relate to funding potential investments and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash subject to the restrictions contained in our debt agreements, we expect that we will rely upon external financing sources, including bank borrowings, other financing arrangements and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held in U.S. dollars. Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy” for a discussion of our cash distribution policy and how we define “available cash” under the Partnership Agreement.

Cash

As of December 31, 2023, we reported cash and cash equivalents of $73.8 million which represented a decrease of $6.1 million, or 7.6%, compared to $79.9 million (including $31.3 million of restricted cash), as of December 31, 2022. Please see “Our Borrowing Activities” for a discussion of the release of the amount held in our Cash Collateral Account for the voluntary prepayments of the $675 Million Credit Facility on October 11, 2022 and March 27, 2023.

Working capital position

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2023, we had a working capital deficit of $353.5 million as compared to the working capital surplus of $4.0 million as of December 31, 2022. Our working capital deficit was mainly due to the outstanding balance on our $675 Million Credit Facility that matures in September 2024.

On March 14, 2024, we entered into a term sheet with China Development Bank Financial Leasing Co. Ltd. setting forth indicative terms and conditions for a sale and leaseback arrangement for four of our vessels, the OB River, the Clean Energy, the Amur River, and the Arctic Aurora in an amount up to $345.0 million (the “Lease Financing”). At the end of the lease term we will have the obligation to purchase the four vessels at a predefined price. We intend to use the net proceeds from the Lease Financing, together with other sources of liquidity, to fully repay outstanding amounts under our $675 Million Credit Facility, at or prior to its maturity. The Lease Financing, which is expected to close in the second quarter of 2024, is subject to the execution of definitive documentation and the satisfaction of customary closing conditions. For additional information regarding the Lease Financing, please see Note 13 to our annual consolidated financial statements included in this annual report.

We believe that our anticipated sources of funds, as mentioned above and those that we anticipate to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of our Fleet, and to meet our normal working capital requirements, service our principal and interest debt, and make at least the required distribution on our Series A Preferred Units and Series B Preferred Units in accordance with our Partnership Agreement.

Our Borrowing Activities

As of December 31, 2023, we had $420.6 million of indebtedness outstanding under the fully drawn $675 Million Credit Facility (discussed below). As of December 31, 2023, we were in compliance with all of the covenants, including the financial and liquidity covenants, contained in the $675 Million Credit Facility.

$675 Million Credit Facility

On September 18, 2019, we entered into a 5-year syndicated $675 million senior secured term loan (the “$675 Million Credit Facility”) with leading international banks for the purpose of refinancing the Partnership’s existing total indebtedness at that time.

The $675 Million Credit Facility is repayable over five years in 20 consecutive quarterly payments (plus a balloon payment in year five) based on a 14 year amortization profile and bears interest at SOFR, plus 3.00% margin and is secured by, among other things, first priority mortgages on the six LNG vessels in the Partnership’s fleet. Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. Scheduled distributions to the preferred unitholders under the existing Series A Preferred Units and Series B Preferred Units will not be restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding.

Pursuant to the terms of the $675 million Credit Facility, it is considered a change of control, which could allow the lenders to declare the facility payable within ten days, if, among other things, (i) Dynagas Holdings Ltd. ceases to own 30% of our total common units outstanding, (ii) any person or persons acting in consent (other than certain permitted holders as defined therein) own a higher percentage of our total common units than in Dynagas LNG Partners LP (“Parent”) than our Sponsor and/or have the ability to control, either directly or indirectly, the affairs or composition of the majority of the board of directors or the board of managers of the Parent, (iii) Mr. George Prokopiou ceases to be our Chairman and/or member of our board, or (iv) Dynagas GP LLC ceases to be our general partner.

The $675 Million Credit Facility is secured by a customary security package which includes, among other things (except as otherwise provided herein, capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the $675 Million Credit Facility):

•	the Mortgages over each of the Ships;
•	the Deeds of Covenant in relation to each of the Ships in respect of which the Mortgage is in account current form;

•	the General Assignments in relation to each of the Ships in respect of which the Mortgage is in preferred form;
•	the Charter Assignment in relation to each Ship’s Charter Documents;
•	the Account Security in relation to each Account;
•	the Management Agreement Assignment in relation to each underlying Management Agreement for each Ship;
•	a Manager’s Undertaking by each Manager of each Ship; and
•	a Quiet Enjoyment Agreement for each of Ship E and Ship F duly executed by the relevant Owner, the Security Agent and the relevant Charterer.

The terms of the $675 Million Credit Facility include the following financial covenants, which require the Partnership to maintain, among other things: (i) a consolidated leverage ratio that is not higher than 0.7:1.0, at all times during each Measurement Period (as defined in the $675 Million Credit Facility) and (ii) cash and cash equivalents as at the end of each Measurement Period of not less than 8% of the Total Liabilities (as defined in the $675 Million Credit Facility) in relation to that Measurement Period. As of December 31, 2023, we were in compliance with all the financial and liquidity covenants contained in the $675 Million Credit Facility.

We learned that, on April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024. ATB was among several lenders to our $675 Million Credit Facility, representing an approximately 3.6% lender participation. On April 22, 2022, ATB was declared bankrupt by the District Court of Amsterdam whereby the court appointed certain bankruptcy trustees (“Bankruptcy Trustees”). On July 12, 2022 the U.S. Department of the Treasury issued Licence No. RUSSIA-EO14024-2022-921484-1 to the Bankruptcy Trustees which authorized the Bankruptcy Trustees to engage in all transactions ordinarily incident and necessary to the wind down of transactions with ATB. (“Specific Licence”).

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

(ii)ATB was retired as Arranger and as Lender under the $675 Million Credit Facility;

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

On June 26, 2023, we and all Lenders of the $675 Million Credit Facility entered into a second supplemental agreement to the $675 Million Credit Facility pursuant to the voluntary prepayment of $31.3 million being incorporated in the security documents; and the rate of interest was amended in order to reflect the transition from LIBOR to SOFR.

The final instalment and a balloon payment under the $675 Million Credit Facility, in the aggregate amount of $396.6 million, will become due at maturity on September 18, 2024, which we expect to fund using the net proceeds from a new Lease Financing, together with other sources of liquidity. Please see below, “Term Sheet for New Lease Financing.”

Please also see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Partnership—We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.”

Term Sheet for New Lease Financing

On March 14, 2024, we entered into a term sheet with China Development Bank Financial Leasing Co. Ltd. (“CDBL”) setting forth indicative terms and conditions for a sale and leaseback arrangement for four of our vessels, the OB River, the Clean Energy, the Amur River, and the Arctic Aurora in an amount up to $345.0 million (the “Lease Financing”). At the end of the lease term we will have the obligation to purchase the four vessels at a predefined price. We intend to use the net proceeds from the Lease Financing, together with other sources of liquidity, to fully repay outstanding amounts under our $675 Million Credit Facility, which matures in September 2024. The terms offered by CDBL have been credit approved by the counterparty and the Lease Financing, which is expected to close in the second quarter of 2024, is subject to the execution of definitive documentation and the satisfaction of customary closing conditions. For additional information regarding the Lease Financing, please see Note 13 to our annual consolidated financial statements included in this annual report.

$30 Million Revolving Credit Facility

On November 18, 2013, concurrently with the consummation of our IPO, we entered into an interest-free $30.0 million revolving credit facility with our Sponsor, or the $30 Million Revolving Credit Facility, with an original term of five years from the closing date, to be used for general partnership purposes. No amounts have been drawn under the facility since 2013 (amounts drawn in 2013 were fully repaid in early 2014). On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term, until November 14, 2023, on terms and conditions substantially similar to the existing credit facility. The $30.0 Million Revolving Credit Facility expired and was not renewed.

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

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents and restricted cash for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
(Amounts in thousands of Dollars)	2023	2022	2021
Net cash provided by operating activities	$64,391	$57,324	$79,591
Net cash used in investing activities	(4,238)	(3,635)	—
Net cash used in financing activities	(66,269)	(70,836)	(57,555)
Cash and cash equivalents and restricted cash at beginning of year	79,868	97,015	74,979
Cash and cash equivalents and restricted cash at end of year	$73,752	$79,868	$97,015

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $7.1 million, or 12.4%, to $64.4 million for the year ended December 31, 2023, compared to $57.3 million for the year ended December 31, 2022. This increase was primarily due to the favorable working capital variations.

Net cash provided by operating activities decreased by $22.3 million, or 28.0%, to $57.3 million for the year ended December 31, 2022, compared to $79.6 million for the year ended December 31, 2021. This decrease was primarily due to the unfavorable working capital variations and increase in interest and finance costs.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $0.6 million, or 16.7%, to $4.2 million for the year ended December 31, 2023, compared to $3.6 for the year ended December 31, 2022. This increase was primarily attributable to cash used for the abovementioned installation of the BWTS on the Arctic Aurora, the Yenisei River and the Lena River compared to cash used for installation of BWTS on other three vessels in 2022.

Net cash used in investing activities amounted to $3.6 million for the year ended December 31, 2022, as compared to $nil for the year ended December 31, 2021, primarily attributable to cash used for the installation of the BWTS on the Clean Energy, the Amur River and the OB River.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $4.5 million, or 6.4%, from net cash used in financing activities of $70.8 million in the year ended December 31, 2022, to net cash used in financing activities of $66.3 million in the year ended December 31, 2023. This decrease is mainly due to the increase of receipts of derivative instruments by $17.2, which was offset by an increase of repayments of the $675 Million Credit Facility by $12.6 million, due to the amounts paid for the abovementioned voluntary prepayments of $31.3 million and $18.73 million, on March 27, 2023 and October 12, 2022.

Net cash used in financing activities increased by $13.2 million, or 22.9% from net cash used in financing activities of $57.6 million in the year ended December 31, 2021, to net cash used in financing activities of $70.8 million in the year ended December 31, 2022. This increase was mainly due to the increase of repayments of long- term debt due to the amount paid for the abovementioned voluntary prepayment of $18.73 million on October 12, 2022, which was applied in prepayment of the entire participation of ATB to the $675 Million Credit Facility; and the decrease by $3.4 million in proceeds from issuance of common units net of payments for securities registration and other filing costs in the year ended December 31, 2022 to nil, compared to the corresponding period in 2021. This increase was partially offset by an increase in receipts of derivative instruments by $8.8 million.

Distributions

Distributions on Common Units

We paid a cash distribution of $0.0625 per unit to all common unitholders on February 14, 2019, and May 10, 2019. Since May 2019, we have not declared or paid any cash distributions relating to our common units.

Under the terms of the $675 Million Credit Facility, which was entered into on September 18, 2019, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—$675 Million Credit Facility” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy.”

Distributions on Series A Preferred Units

We paid a cash distribution of $0.5625 per unit to all Series A Preferred unitholders on February 12, 2020, May 12, 2020, August 12, 2020, November 12, 2020, February 12, 2021, May 12, 2021, August 12, 2021, November 12, 2021, February 14, 2022, May 12, 2022, August 12, 2022, November 14, 2022, February 13, 2023, May 12, 2023, August 14, 2023, November 13, 2023, and February 12, 2024.

Under the terms of the $675 Million Credit Facility, which was entered into on September 18, 2019, the Partnership may be restricted from paying distributions to its preferred unitholders if an event of default occurs while borrowings are outstanding under the $675 Million Credit Facility. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—$675 Million Credit Facility” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy.”

Distributions on Series B Preferred Units

We paid a cash distribution of $0.546875 per unit to all Series B Preferred unitholders on February 24, 2020, May 22, 2020, August 24, 2020, November 23, 2020, February 22, 2021, May 24, 2021, August 23, 2021, November 22, 2021, February 22, 2022, May 23, 2022, August 22, 2022, November 22, 2022, February 22, 2023, May 22, 2023, August 22, 2023, and November 22, 2023

We paid a cash distribution of $0.71764025 per unit to all Series B Preferred unitholders on February 22, 2024.

Under the terms of the $675 Million Credit Facility, which was entered into on September 18, 2019, the Partnership may be restricted from paying distributions to its preferred unitholders if an event of default occurs while borrowings are outstanding under the $675 Million Credit Facility. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—$675 Million Credit Facility” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy.”

General Partner Distributions

During the years ended December 31, 2023, 2022 and 2021 we made no payments to our General Partner and holder of the incentive distribution rights in the Partnership.

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

In September 2014, we completed our underwritten public offering of $250.0 million in aggregate principal amount of our 6.25% Senior Notes due 2019, or our 2019 Notes. The 2019 Notes commenced trading on the NYSE on December 30, 2014 under the ticker symbol “DLNG 19.” On October 30, 2019, we redeemed the entire outstanding balance of the 2019 Notes of $250 million aggregate principal amount using proceeds from the $675 Million Credit Facility (as described below) together with cash on hand.

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

On July 2, 2020, we entered into the Original Agreement with Virtu Americas LLC, as sales agent, for the offer and sale, from time to time, of up to an aggregate of $30.0 million of our common units representing limited partnership interests under an “at-the-market” offering program. In August 2020, we entered into the A&R Sales Agreement with Virtu Americas LLC and DNB Markets, Inc., for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. Upon entry into the A&R Sales Agreement, the Partnership terminated its prior at-the-market program established in July of 2020 pursuant to the Original Agreement (the “Prior ATM Program”). At the time of such termination, the Partnership had issued and sold 122,580 common units resulting in net proceeds of $0.3 million, under the Original Agreement. During the year ended December 31, 2021, we issued and sold 1,189,667 of our common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement. No common units were sold under the A&R Sales Agreement during the years ended December 31, 2022 and 2023.

Recent Developments

Distributions

We declared a quarterly cash distribution of $0.5625 on our Series A Preferred Units for the period from November 12, 2023 to February 11, 2024, which was paid on February 12, 2024, to all applicable unit holders of record as of February 5, 2024.

We declared a quarterly cash distribution of $0.71764025 on our Series B Preferred Units for the period from November 22, 2023, to February 21, 2024, which was paid on February 22, 2024, to all applicable unit holders as of February 14, 2024.

On April 21, 2024, we declared a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from February 12, 2024 to May 11, 2024. The cash distribution is scheduled to be paid on May 13, 2024 to all Series A preferred unitholders of record as of May 6, 2024.

Term Sheet for New Lease Financing

On March 14, 2024, we entered into a term sheet with China Development Bank Financial Leasing Co. Ltd. for the lease financing of four of our six LNG carriers in an amount of up to $345.0 million (the “Lease Financing”). The Lease Financing is expected to close in the second quarter of 2024. We intend to use the net proceeds from the Lease Financing, together with other sources of liquidity, to fully repay outstanding amounts under our $675 Million Credit Facility that is scheduled to mature in September 2024. The Lease Financing, which is expected to close in the second quarter of 2024, is subject to the execution of definitive documentation and the satisfaction of customary closing conditions.

Receipt of Insurance Proceeds

On April 2, 2024, we received the amount of $2.8 million for the settlement of a claim, from the hull and machinery and loss of hire insurance, net of commissions and adjusters’ fees, relating to certain damage sustained by the Clean Energy.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEESA.DIRECTORS AND SENIOR MANAGEMENT

The following provides information about each of our directors and senior management.

Name	Age	Position
Georgios Prokopiou	77	Chairman of the Board of Directors and Appointed Director
Tony Lauritzen	47	Chief Executive Officer and Appointed Director
Michael Gregos	52	Chief Financial Officer
Dimitris Anagnostopoulos	77	Class III Director
Alexios Rodopoulos	76	Class II Director
Evangelos Vlahoulis	77	Class I Director

Certain biographical information about each of our directors and executive officers is set forth below.

Georgios Prokopiou. Mr. Georgios Prokopiou has served as Chairman of our Board of Directors since our inception. Since entering the shipping business in 1974, Mr. Prokopiou has managed a shipping fleet consisting of over 500 vessels and is among other, the founder of Dynacom Tankers Management, Sea Traders and Dynagas Ltd., our Manager. Dynacom was founded in 1991 to manage tankers and Sea Traders SA was founded in 1974 to manage bulk carriers. Since 2002, companies controlled by Mr. Prokopiou have built more than 100 vessels at shipyards in South Korea, Japan and China. Mr. Prokopiou holds a civil engineering degree from the National Technical University of Athens. Mr. Prokopiou has also served as Chairman of the North of England P&I Association. He is Chairman of the Greek committee of Bureau Veritas, as well as member of the Greek committees of DNV-GL, Lloyd’s Register and ABS. In 2005 Dynacom was awarded Tanker Company of the Year award by Lloyd’s List. In 2015 Dynagas Ltd. was the winner of Statoil’s Working Safely with Suppliers Award. Mr. Prokopiou was the recipient of Seatrade’s Lifetime Achievement Award in June 2017 and the Capital Link Lifetime Achievement Award in January 2020.

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

Dimitris Anagnostopoulos. Mr. Anagnostopoulos has served as one of our directors since August 2023 and also serves on the Conflicts Committee and the Compensation Committee of the Board. Mr. Anagnostopoulos has over 50 years of experience in shipping, ship finance and banking. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. Throughout his career, Mr. Anagnostopoulos has held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he spent nearly two decades, holding the positions of Senior Vice-President and Head of Shipping. From 2010 to 2023 he served as a Board Member of Aegean Baltic Bank S.A. and continues to serve as an advisor to the bank’s management team. Mr. Anagnostopoulos has been a speaker and panelist at various shipping conferences in Europe, and a regular guest lecturer at the Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year. In addition, since 2009 he has served as a member of the board of directors of Seanergy Maritime Holdings Corp. (Nasdaq:SHIP), where he serves on the audit committee, compensation committee and nominating committee.

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

Executive Compensation

Our executive officers, who report directly to our Board of Directors, are provided to us by our Manager under an Executive Services Agreement with retroactive effect from the closing date of our IPO. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five-year term, payable in equal monthly instalments and automatically renews for successive five-year terms unless terminated earlier. Subsequent to the initial term, the Executive Services Agreement automatically renewed in November 2018 and November 2023.

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

The Partnership held its 2023 Annual General Meeting of Limited Partners on November 30, 2023, at which (i) Mr. Dimitris Anagnostopoulos was elected as a Class III Director to serve for a three-year term until the 2026 Annual Meeting of Limited Partners, and (ii) Ernst & Young (Hellas) Certified Auditors Accountants S.A. were re-appointed to serve as the Partnership’s independent auditors for the fiscal year ending December 31, 2023.

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

We also have a Conflicts Committee comprised of two members of our Board of Directors. The Conflicts Committee is available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The Conflicts Committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the Conflicts Committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the NYSE to serve on a conflicts committee of a Board of Directors and certain other requirements. Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. The members of our Conflicts Committee are currently Mr. Dimitris Anagnostopoulos and Mr. Alexios Rodopoulos. For additional information about the Conflicts Committee, please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”

We also have a compensation committee comprised of two members of our Board of Directors. The members of our compensation committee are currently Mr. Evangelos Vlahoulis and Mr. Dimitris Anagnostopoulos. The compensation committee is responsible for carrying out the Board’s responsibilities relating to compensation of our executive officers and for providing such other guidance with respect to compensation matters as the Committee deems appropriate.

Please see “Item 16G. Corporate Governance.”

D.	EMPLOYEES

As of December 31, 2023, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Master Agreement. Please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management.” The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement & Executive Services Agreement.”

E.	UNIT OWNERSHIP

Please see “Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders.”

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR UNITHOLDERS

The following table sets forth the beneficial ownership of our common units as of the date of this report by each person that we know to beneficially own more than 5% of our outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

Name of Beneficial Owner	Number	Percent
Dynagas Holding Ltd.(2)	15,595,000	42.38%
Cobas Asset Management SGIIC SA(3)	5,486,906	14.91%
Dell Loy Hansen (5)	3,563,020	9.68%
All executives, officers and directors as a group(3)(4)	*	*
(1)	Based on 36,802,247 common units outstanding as of the date of this annual report.

(2)

Dynagas Holding Ltd. is beneficially owned by the Prokopiou Family, including the chairman of our Board of Directors, Georgios Prokopiou and his daughters Elisavet Prokopiou, Johanna Procopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 23, Rue Basse, 98000 Monaco.

(3)	This information is derived from Schedule 13G/A filed with SEC on February 5, 2024.
(4)

Neither any member of our Board of Directors or executive officer individually, nor all of them taken as a group, hold more than 1% of our outstanding common units apart from Mr. Georgios Prokopiou, whose ownership interests are separately presented in the above table.

(5)	This information is derived from Schedule 13G filed with the SEC on October 15, 2020.

As of the date of this annual report, we had three unitholders of record, two of which were located in the United Stares, representing 57.63% of our outstanding common units. However, one of the U.S. common unitholders of record is CEDE & CO., a nominee of the Depository Trust Company, which held 57.62% of our common units as of the same date. Accordingly, we believe that the common units held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. Except as otherwise disclosed herein, we are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of us.

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

Noncompetition

Under the Omnibus Agreement, our Sponsor has agreed, and has caused its affiliates (other than us, and our subsidiaries) to agree, not to acquire, own, operate or contract for any LNG carrier operating under a charter with an initial term of four or more years. We refer to these LNG carriers as “Four-Year LNG carriers” and to all other LNG carriers, together with any related contracts, as “Non-Four-Year LNG carriers.” The restrictions in this paragraph will not prevent our Sponsor or any of its controlled affiliates (including us and our subsidiaries) from:

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

For purposes of the Omnibus Agreement a “change of control” means, with respect to any “applicable person,” any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the applicable person’s assets to any other person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the applicable person; (b) the consolidation or merger of the applicable person with or into another person pursuant to a transaction in which the outstanding voting securities of the applicable person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting securities of the applicable person are changed into or exchanged for voting securities of the surviving person or its parent and (ii) the holders of the voting securities of the applicable person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding voting securities of the surviving person or its parent immediately after such transaction; and (c) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), other than our Sponsor or its Affiliates with respect to the General Partner, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding voting securities of the applicable person, except in a merger or consolidation which would not constitute a change of control under clause (b) above.

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

Vessel Management

Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to a Master Agreement which includes a standard set of terms for technical and commercial management services applicable to all our vessels, which we refer to as our Management Agreements. Our Manager is wholly owned by Mr. Georgios Prokopiou, our Chairman of the Board, and has been providing these services for the vessels in our Fleet for over 14 years. Through our Manager, we have had a long-lasting presence in the LNG shipping industry, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We currently pay our Manager a technical management fee of $3,005 per day for each vessel, prorated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

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

We incurred an aggregate expense of approximately $8.2 million and $7.8 million to our Manager in connection with the management of our Fleet under the Management Agreements for the years ended December 31, 2023 and 2022, respectively.

The term of the original management agreements with our Manager expired on December 31, 2020, and in March 2021, we entered into the Master Agreement with the Manager, which includes new Standard Management Terms for our six vessels effective as from January 1, 2021. This agreement amended, restated and superseded the previous technical and commercial management agreements commencing on January 1, 2021. The technical management fee of $2,750 per day for each vessel was fixed until December 31, 2021 and thereafter, increases annually by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee. Under the terms of the Management Agreements, we may terminate the Management Agreements upon written notice if our Manager fails to fulfill its obligations to us under the Management Agreements. The Management Agreements terminate automatically following a change of control in us. If the Management Agreements are terminated as a result of a change of control in us, then we will have to pay our Manager a termination penalty. For this purpose, a change of control means (i) the acquisition of fifty percent or more by any individual, entity or group of the beneficial ownership or voting power of the outstanding shares of us or our vessel owning subsidiaries, (ii) the consummation of a reorganization, merger or consolidation of us and/or our vessel owning subsidiaries or the sale or other disposition of all or substantially all of our assets or those of our vessel owning subsidiaries and (iii) the approval of a complete liquidation or dissolution of us and/or our vessel owning subsidiaries. Additionally, the Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a sale or total loss of a vessel (with respect to that vessel), or (iii) if we file for bankruptcy.

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

During the year ended December 31, 2023, we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.

Executive Services Agreement

On March 21, 2014, we entered into an executive services agreement with our Manager with retroactive effect from the IPO closing date, pursuant to which our Manager provides to us the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five-year term, payable in equal monthly installments and automatically renews for successive five-year terms unless terminated earlier. Subsequent to the initial term, the Executive Services Agreement automatically renewed in November 2018 and November 2023.

$30 Million Revolving Credit Facility

In connection with the closing of the IPO, our Sponsor provided us with a $30.0 million revolving credit to be used for general partnership purposes, including working capital which was interest free and had a term of five years. On November 14, 2018, we extended our $30 Million Revolving Credit Facility with our Sponsor for an additional five-year term, until November 14, 2023, on terms and conditions substantially similar to the existing credit facility The $30.0 Million Revolving Credit Facility expired and was not renewed.

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

Series B Preferred Unit Distributions

Until November 22, 2023, Series B Preferred Unitholders were entitled under our Partnership Agreement to receive cumulative cash distributions payable on the Series B Preferred Units at a fixed rate equal to 8.75% per annum. Effective as of November 22, 2023, in accordance with the terms of the Series B Preferred Units, the distribution rate for the Series B Preferred Units changed from fixed to floating, and is equal to the Term Secured Overnight Financing Rate for the applicable three-month tenor published by the Chicago Mercantile Exchange plus the credit spread adjustment of 0.26161% (“Credit Adjusted Three-Month CME Term SOFR”) plus a spread of 5.593% (the “Margin”) per annum per $25.00 stated liquidation preference per unit. The applicable distribution rate for each distribution period is determined every three months by the calculation agent for the Series B Preferred Units. The calculation agent selected Credit Adjusted Three-Month CME Term SOFR as the comparable substitute base rate for the Three-Month LIBOR Rate, which otherwise would have been the applicable base rate. LIBOR rates were discontinued as of June 30, 2023.

Minimum Quarterly Distribution

Common unitholders are entitled under our Partnership Agreement to receive a minimum quarterly distribution of $0.365 per unit, after distributions are made on the Series A Preferred Units and the Series B Preferred Units but, to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses and if permitted under our existing and future debt agreements. Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding. As such, since entry into the $675 Million Credit Facility, we have discontinued minimum quarterly distributions to our common unitholders. There is no guarantee that we will pay the minimum quarterly distribution to common unitholders, the general partner or to holders of the incentive distribution rights in the future. Please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of the restrictions contained in our debt agreements and lease arrangements that may restrict our ability to make distributions.

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

	Marginal Percentage Interest in Distributions
	Total Quarterly
	Distribution Target		General	Holders
	Amount	Unitholders	Partner	of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

B.	SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING.
A.	OFFER AND LISTING DETAILS

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

Please see “Item 9. The Offer and Listing—A. Offer and Listing Details.”

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

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included within “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” with respect to our credit facility, and “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” with respect to our related party transactions. Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

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

UNITED STATES TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax considerations relevant to us and to a U.S. Holder and Non-U.S. Holder (each defined below) of our common units, Series A Preferred Units and Series B Preferred Units. This discussion does not purport to deal with the tax consequences of owning units to all categories of investors, some of which (such as dealers in securities or currencies, investors whose functional currency is not the United States dollar, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our units as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, persons required to recognize income for U.S. federal income tax purposes no later than when such item of income is included on an “applicable financial statement,” persons subject to the “base erosion and anti-avoidance” tax, and persons who are investors in pass-through entities) may be subject to special rules. This discussion only applies to unitholders who (i) own our units as a capital asset and (ii) own less than 10% of our common units and less than 10% of the value of all our units. Unitholders are encouraged to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of units.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this annual report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Dynagas LNG Partners LP and its subsidiaries on a consolidated basis.

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

The Marshall Islands, the jurisdiction where we are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. It may be difficult for us to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2023, our common units, Series A Preferred Units and Series B Preferred Units were “primarily traded” on the NYSE.

Under the regulations, our units will be considered to be “regularly traded” on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, Series A Preferred Units and Series B Preferred Units, which represent 100% of our outstanding equity interests (other than the 0.1% General Partner interest, with respect to which the General Partner has delegated authority to the Board of Directors, the majority of whose members are elected by the common unitholders under the Partnership Agreement, and which interest represents less than 50% of the value of our outstanding equity interests), were listed on the NYSE during 2023, we currently satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied the trading frequency and trading volume tests for the taxable year ended December 31, 2023. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, Series A Preferred Units and Series B Preferred Units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock (such as the NYSE).

Notwithstanding the foregoing, the regulations provide, in pertinent part, our common units, Series A Preferred Units or Series B Preferred Units, as applicable, will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such outstanding units are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the voting power and value of such units, which we refer to as the “5% Override Rule.”

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

For more than half the days of our taxable year ended December 31, 2023, more than 50% of our common units were owned by 5% Unitholders; however, a substantial 5% Unitholder was a qualified shareholder during the 2023 taxable year. Therefore, less than 50% of our common units were owned by non-qualified 5% Unitholders during the 2023 taxable year. Therefore, we believe that we were not subject to the 5% Override Rule for 2023. However, there is no assurance that we will continue to qualify for exemption under Section 883. For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units. It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units. Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% or more of our common units. If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50% or more of our common units for more than half the number of days during the taxable year. These requirements are onerous and there is no assurance that we will be able to satisfy them.

Based on the foregoing, we believe that we satisfied the Publicly Traded Test for our taxable year ended December 31, 2023.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our units that owns (actually or constructively) less than 10% of our equity (by vote or value) and that is:

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

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our units generally will constitute distributions, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a distributions received deduction with respect to distributions they receive from us because we are not a United States corporation. Distributions received with respect to our units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States federal income tax purposes.

Distributions received with respect to our units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as “qualified dividend income” and are taxable to such U.S. Individual Holder at preferential long-term capital gains tax rates provided that: (i) our units are readily tradable on an established securities market in the United States (such as the NYSE on which our units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the units for more than 60 days during the 121-day period beginning 60 days before the date on which the units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any distributions paid on our units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any distributions paid on our units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a unit that is equal to or in excess of 10% (or 5% in the case of Series A Preferred Units and Series B Preferred Units) of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of United States federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes.

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

Based on our current and projected methods of operation, we believe that we were not a PFIC in the year ended December 31, 2023 and do not expect to be a PFIC for any future taxable year. For this purpose, we intend to take the position that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority concluding that income derived from time charters should be treated as rental income rather than services income for other tax purposes. Therefore, our position is not free from doubt, and the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our units during any taxable year that we are a PFIC, such U.S. Holder must file IRS Form 8621.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (or an Electing Holder), then, for United States federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its United States federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s units at the end of the taxable year over the holder’s adjusted tax basis in the units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be corporations classified for United States federal income tax purposes as PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the aggregate portion of any distributions received by the Non-Electing Holder on our units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the units;
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

Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income (or undistributed net investment income in the case of an estate or trust) for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us that constitute dividends and gain upon a sale, exchange or other disposition of units. This tax is in addition to any income taxes due on such investment income. Net investment income generally will not include a U.S. Holder’s pro rata share of our income and gain if we are a PFIC and that U.S. Holder makes a QEF election, as described below in “—Taxation of U.S. Holders Making a Timely QEF Election.” However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our units (other than a partnership or an entity or arrangement treated as a partnership for United States federal income tax purposes) that owns (actually or constructively) less than 10% of our equity (by vote or value) and that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for United States federal income tax purposes) holding our units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our units.

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

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Poseidonos Avenue and Foivis 2 Street 166 74 Glyfada, Athens, Greece. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge.

I.	SUBSIDIARY INFORMATION

Not applicable.

J.ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in SOFR.

On May 7, 2020 we entered into a floating to fixed interest rate swap transaction with Citibank N.A. effective from June 29, 2020. It provides a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. As a result of the discontinuation of LIBOR, on June 21, 2023 we amended the interest rate swap to replace the fixed 3-month LIBOR rate with the fixed 3-month SOFR rate.

For further information on the risks associated with our business, please see “Item 3. Key Information—D. Risk Factors” for a discussion on the risks associated with SOFR, among others.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our vessel operating, voyage and the majority of our dry-docking related expenses, primarily vessel repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2023, we incurred approximately 51% of our operating expenses (including class survey costs) and 40% of our general and administrative expenses in currencies other than the U.S. dollar compared to 32% of our operating expenses (including class survey costs) and 44% of our general and administrative expenses for the year ended December 31, 2022. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2023 and 2022, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.

We do not currently hedge fluctuations in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk

The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and gas producers. For the years ended December 31, 2023, 2022 and 2021, three, three, and four charterers, respectively, individually accounted for all of our revenues:

Charterer	2023	2022	2021
SEFE (formerly Gazprom)	41%	43%	45%
Yamal	43%	41%	39%
Equinor	16%	16%	16%
Total	100%	100%	100%

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

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report on Form 20-F, which we refer to as the evaluation date. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership’s internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2023. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership’s internal controls over financial reporting are effective as of December 31, 2023.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Partnership’s registered public accounting firm because as a non-accelerated filer, we are exempt from this requirement.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal control over financial reporting.

ITEM 16.[RESERVED]

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

Our principal accountant for the years ended December 31, 2023, 2022 and 2021 was Ernst & Young (Hellas) Certified Auditors Accountants S.A. (PCAOB ID: 1457).

Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.’s Services

In 2023 and 2022, the fees rendered by the auditors were as follows:

	2023	2022
Audit Fees	€136,500	€136,500
Total	€136,500	€136,500

Audit Fees

Audit fees for 2023 and 2022 include fees related to (i) the non-integrated audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information, and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.

Audit-Related Fees

None.

Tax Fees

During both 2023 and 2022, we received services for which fees amounted to nil and $8,400 respectively, for the calculation of Earnings and Profits of the Partnership.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2023.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our Board of Directors has adopted Policies and Procedures to Detect and Prevent Insider Trading (“Insider Trading Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy has been filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk Assessment and Management

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis, and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our Board of Directors, audit committee and senior management team ensure that significant resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We implement through our manager and other third parties, risk-based controls based on ISO 27001 framework, to protect our information, the information of our customers, suppliers, and other third parties, our information systems, our business operations, and our vessels. Additionally, our cybersecurity program provides mechanisms for employees to report any unusual or potentially malicious activity they observe.

Overall, our approach to cybersecurity risk management includes the following key elements:

(i)	Continuous monitoring of cybersecurity threats, both internal and external, using data analytics and network monitoring systems.
(ii)	Engagement of third-party consultants and other advisors to assist in assessing points of vulnerability of our information security systems.
(iii)

Training and Awareness – We provide employee mandatory training that is administered on a periodic basis that reinforces our information technology policies, standards, and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks.

Incident Response

As part of our cybersecurity risk management system and through our manager we have a dedicated cybersecurity incident response team consisting of internal employees and third-party consultants who are responsible for managing and coordinating our cybersecurity incident response efforts. This team also collaborates closely with other internal teams in identifying, protecting from, detecting, responding to, and recovering from cybersecurity incidents. Cybersecurity incidents that meet certain thresholds are escalated to the senior management and cross-functional teams on an as-needed basis for support and guidance. Additionally, this team tracks cybersecurity incidents to help identify and analyze them. We maintain a cybersecurity incident response plan to prepare for and respond to cybersecurity incidents. The incident response plan includes standard processes for reporting and escalating cybersecurity incidents to senior management who then consult with our Audit Committee and ultimately the Board of Directors if deemed necessary.

Cybersecurity Governance

Our Audit Committee along with our senior management have oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any findings and recommendations, as appropriate, to our Board of Directors for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our audit committee.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information about risks associated with cybersecurity, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Industry—A cyber-attack could materially disrupt our business.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the related report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., Independent Registered Public Accounting Firm thereon, are filed as part of this annual report appearing on pages F-1 through F-35.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2	Fourth Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(3)
1.3	Certificate of Formation of Dynagas GP LLC(1)
1.4	Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5	Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6	Limited Partnership Agreement of Dynagas Operating LP(1)
1.7	Certificate of Formation of Dynagas Operating GP LLC(1)
1.8	Limited Liability Company Agreement of Dynagas Operating GP LLC(1)
2.1	Description of Securities(7)
4.1	Master Agreement(8)
4.2	First Amended and Restated Omnibus Agreement, dated April 12, 2016(5)
4.3	Executive Services Agreement(2)
4.4	Administrative Services Agreement(4)
4.5	$675 Million Credit Facility, dated September 18, 2019(7)
4.6	Supplemental Agreement relating to the $675 Million Credit Facility, dated October 11, 2022(9)
4.7	Second Supplemental Agreement relating to the $675 Million Credit Facility, dated June 26, 2023
4.8	Amended and Restated ATM Sales Agreement, dated August 19, 2020(6)
8.1	Subsidiaries of Dynagas LNG Partners LP (10)
11.1	Policies and Procedures to Detect and Prevent Insider Trading
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
15.3	Consent of Watson Farley & Williams LLP
97.1	Policy for the Recovery of Erroneously Awarded Incentive Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

(1)

Incorporated by reference to the Partnership’s Registration Statement on Form F-1, as amended, which was declared effective by the Securities and Exchange Commission on November 12, 2013 (Registration No. 333-191653).

(2)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 25, 2014.
(3)	Incorporated by reference to the Partnership’s Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on October 23, 2018.
(4)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 10, 2015.
(5)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 18, 2016.
(6)	Incorporated by reference to Exhibit 1.1 of the Partnership’s Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on August 19, 2020.
(7)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 16, 2020.
(8)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 29, 2021.
(9)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 21, 2023.
(10)	Incorporated by reference to the Partnership's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 21, 2023.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
Name:	Michael Gregos
Title:	Chief Financial Officer (Principal Financial Officer)

Date:   April 26, 2024

DYNAGAS LNG PARTNERS LP

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

DYNAGAS LNG PARTNERS LP

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Dynagas LNG Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the “Partnership”) as of December 31, 2023 and 2022, the related consolidated statements of income, partners equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

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

As of December 31, 2023, the carrying value of the Partnership’s vessels was $797,363 thousand. As discussed in Note 2 (k) to the consolidated financial statements, the Partnership evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment (ASC 360). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel.

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

Athens, Greece

April 26, 2024

DYNAGAS LNG PARTNERS LP

Consolidated Balance Sheets as of December 31, 2023 and 2022

(Expressed in thousands of U.S. Dollars — except for unit data)

		December 31,	December 31,
		2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2(e)	$73,752	$48,598
Trade accounts receivable		709	67
Prepayments and other assets		8,117	2,127
Inventories		751	885
Accrued charter revenue, current portion	2(o)	6,080	—
Deferred Charges, current portion		217	—
Derivative financial instrument, current portion	6,11	15,631	22,544
Total current assets		105,257	74,221

FIXED ASSETS, NET:
Vessels, net	4	797,363	825,105
Total fixed assets, net		797,363	825,105

OTHER NON-CURRENT ASSETS:
Restricted cash	2(f), 5	—	31,270
Due from related party	3, 6	1,350	1,350
Accrued charter revenue	2(o)	2,298	355
Deferred charges		856	1,289
Other receivables, non- current	5	1,789	1,789
Derivative financial instrument, non - current portion	6,11	—	12,333
Total assets		$908,913	$947,712

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of 1,058 and $1,748, respectively	5	$419,584	$46,252
Trade payables		13,815	8,035
Due to related party	3	1,555	1,472
Accrued liabilities		3,291	2,656
Deferred Revenue - Current		497	—
Unearned revenue	2(o)	20,019	11,855
Total current liabilities		458,761	70,270

NON-CURRENT LIABILITIES:
Deferred revenue		1,912	2,730
Long-term debt, net of current portion and unamortized deferred financing fees of nil and $1,131, respectively	5	—	450,781
Total non-current liabilities		1,912	453,511

Commitments and contingencies	7	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 36,802,247 units issued and outstanding as at December 31, 2023 and December 31, 2022)	8	321,424	297,139
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2023 and December 31, 2022)	8	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at December 31, 2023 and December 31, 2022)	8	53,498	53,498
General Partner (35,526 units issued and outstanding as at December 31, 2023 and December 31, 2022)	8	102	78
Total partners’ equity		448,240	423,931
Total liabilities and partners’ equity		$908,913	$947,712

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Income

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		2023	2022	2021
REVENUES:
Voyage revenues		$148,878	$131,657	$137,746
Revenues from contracts with customers	2(o)	11,602	—	—
EXPENSES:
Voyage expenses		(1,478)	(1,328)	(939)
Voyage expenses-related party	3	(1,860)	(1,632)	(1,718)
Vessel operating expenses		(34,412)	(29,773)	(29,640)
Dry-docking and special survey costs		(17,650)	(12,791)	—
General and administrative expenses		(1,331)	(2,099)	(2,347)
General and administrative expenses- related party	3	(701)	(688)	(758)
Management fees-related party	3	(6,389)	(6,203)	(6,023)
Depreciation	4	(31,946)	(31,806)	(31,710)
Operating income		$64,713	$45,337	$64,611
OTHER INCOME/(EXPENSES):
Interest and finance costs	5,10	(39,210)	(27,911)	(21,420)
Interest income		2,593	829	—
Gain on derivative financial instrument	11	5,267	33,655	10,104
Gain/ (Loss) on Debt extinguishment	5	(154)	2,072	—
Other Income	13(d)	2,881	—	—
Other, net		(218)	28	(35)
Total other income/ (expenses), net		(28,841)	8,673	(11,351)

Partnership’s Net Income		$35,872	$54,010	$53,260
Common unitholders’ interest in Net Income		$24,285	$42,405	$41,656
Series A Preferred unitholders’ interest in Net Income		$6,750	$6,750	$6,750
Series B Preferred unitholders’ interest in Net Income		$4,813	$4,813	$4,813
General Partner’s interest in Net Income		$24	$42	$41
Earnings per unit, basic and diluted:
Common unit (basic and diluted)	9	$0.66	$1.15	$1.14
Weighted average number of units outstanding, basic and diluted:
Common units	9	36,802,247	36,802,247	36,504,120

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Partners’ Equity

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. Dollars—except for unit data)

	Series A	Series B		General
	Preferred	Preferred	Common	Partner	Series A	Series B		General
	(units)	(units)	(units)	(units)	Preferred	Preferred	Common	Partner	Total
BALANCE, December 31, 2020	3,000,000	2,200,000	35,612,580	35,526	$73,216	$53,498	$209,784	$(5)	$336,493
—Net income	—	—	—	—	6,750	4,813	41,656	41	53,260
— Issuance of common stock, net of issuance costs (Note 8)	—	—	1,189,667	—	—	—	3,294	—	3,294
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2021	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$254,734	$36	$381,484
—Net income	—	—	—	—	6,750	4,813	42,405	42	54,010
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2022	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$297,139	$78	$423,931
—Net income	—	—	—	—	6,750	4,813	24,285	24	35,872
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2023	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$321,424	$102	$448,240

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

		2023	2022	2021
Cash flows from Operating Activities:
Net income:		$35,872	$54,010	$53,260
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	31,946	31,806	31,710
Amortization and write-off of deferred financing fees	10	1,667	2,032	2,285
Deferred revenue amortization		(8,343)	(675)	222
Amortization of deferred charges		216	216	501
Dry-docking and special survey costs		17,650	12,791	—
Gain on derivative financial instruments	11	(5,267)	(33,655)	(10,104)
(Gain)/ Loss on Debt extinguishment	5	154	(2,072)	—
Changes in operating assets and liabilities:
Trade accounts receivable		(642)	23	294
Prepayments and other assets		(6,040)	(1,284)	(505)
Inventories		134	24	(101)
Due from/to related parties		83	2,369	(2,603)
Trade accounts payable		(5,276)	(9,526)	1,280
Accrued liabilities		(5,928)	1,070	(235)
Deferred charges		—	—	(9)
Unearned revenue		8,165	195	3,596
Net cash provided by Operating Activities		$64,391	$57,324	$79,591

Cash flows from Investing Activities:
Ballast water treatment system installation	2, 4	(4,238)	(3,635)	—
Net cash used in Investing Activities		$(4,238)	$(3,635)	$—

Cash flows from Financing Activities:
Net proceeds from issuance of common units	8	—	—	3,407
Payment of securities registration and other filing costs	8	—	—	(14)
Distributions declared and paid	8	(11,563)	(11,563)	(11,563)
Repayment of long-term debt	5	(79,270)	(64,893)	(48,000)
Other payments	5	—	(1,789)	—
Receipt/ (Payment) of derivative instruments	11	24,564	7,409	(1,385)
Net cash used in Financing Activities		$(66,269)	$(70,836)	$(57,555)

Net increase/ (decrease) in cash and cash equivalents and restricted cash		(6,116)	(17,147)	22,036
Cash and cash equivalents and restricted cash at beginning of the year		79,868	97,015	74,979
Cash and cash equivalents and restricted cash at end of the year		$73,752	$79,868	$97,015
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		73,752	48,598	47,015
Restricted cash		—	31,270	50,000
Cash and cash equivalents and restricted cash		$73,752	$79,868	$97,015
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest		$37,303	$25,397	$18,777

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1.Basis of Presentation and General Information:

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

The Partnership earned in the year ended as of December 31, 2023, 43% (2022: 41%) of its revenues from Yamal Trade Pte. Ltd. (“Yamal”), which traded primarily from Russian LNG ports. Due to the recent Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 to date, numerous sanctions against Russia which have not expressly prohibited LNG shipping in the main trading routes of the Partnership’s vessels. The Partnership’s time charter contracts have therefore currently not been affected by the sanctions imposed to date due to the events in Russia and Ukraine.

Currently imposed sanctions, do not affect the Partnership’s compliance with terms imposed by its $675 Million Credit Facility.

As there is currently uncertainty regarding the global impact of the conflict, which is ongoing, it is possible that further developments in sanctions or escalation of the conflict will affect the Partnership’s ability to continue to employ two out of its six vessels to the current charterers and the suspension, termination, or cancellation of such charter parties, could thus adversely affect the Partnership’s results of operation, cash flows and financial condition. The Partnership believes that despite the continuing uncertainty, in the event of suspension, termination, cancellation of any of these charters, it will be able to enter into replacement time charters acceptable to the lenders.

As of December 31, 2023, the Partnership reported cash and cash equivalents of $73.8 million and had a working capital deficit of $353.5 million. The working capital deficit is due to the balloon payment relating to the $675 Million Credit Facility, falling due on September 18, 2024, amounting to $384.6 million.

The Partnership estimates that before considering the below mentioned or any other plan for refinancing the balloon payment of the maturing debt, available cash and cash expected to be generated from operating activities will not be sufficient to repay the balloon installment, which is due within one year after the date that the financial statements are issued.

On March 14, 2024, the Partnership entered into a term sheet with China Development Bank Financial Leasing Co. Ltd. (“CDBL”) setting forth indicative terms and conditions for a sale and leaseback arrangement, for four of its vessels in an amount of up to $345.0 million (the “Lease Financing ”) (Note 13 c). At the end of the lease term the Partnership will have the obligation to purchase the four vessels at a predetermined price. The terms offered by CDBL have been credit approved by the counterparty and the Lease Financing is currently in drafting stage, subject to the execution of definitive documentation and the satisfaction of customary closing conditions and is expected to close in the second quarter of 2024.

The Partnership has considered the above, as well as, the market values of the four vessels subject to the Lease Financing compared to the amount of the balloon installment of the maturing debt, the current market conditions and market outlook, its operating performance and its current backlog, and the past history of successful refinancing arrangements, and therefore, believes that the refinancing of the $675 Million Credit Facility is probable and will mitigate conditions indicating that cash and cash expected to be generated from operating activities will not be sufficient to cover its obligations falling due within one year after the date that the financial statements are issued.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1.Basis of Presentation and General Information (continued):

The Partnership believes it has the ability to continue as a going concern over the next twelve months following the date of the issuance of these financial statements and finance its obligations as they come due via cash from operations and through refinancing its existing loan agreement (Note 13 c). Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of December 31, 2023:

Vessel Owning Subsidiaries:

	Country of incorporation/		Delivery date	Delivery date to	Cbm
Company Name	formation	Vessel Name	from shipyard	Partnership	Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy	March 2007	October 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River	July 2007	October 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River	January 2008	October 2013	149,700
Fareastern Shipping Limited (“Fareastern”)	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”)	Marshall Islands	Holding company that owns all of the outstanding shares of Arctic LNG Carriers Ltd. (“Arctic LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited liability in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding shares of Dynagas Equity.
Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities were limited to the co-issuance of the 2019 Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG Carriers Ltd.	Marshall Islands

Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding shares of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership’s Term Loan B discussed under Note 5.

Since the Partnership’s inception, the technical, administrative and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 3(a)).

As of December 31, 2023, the Partnership’s Sponsor owned 42.4% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements:

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

The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of the years ended December 31, 2023, 2022 and 2021, no such interests existed.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, management evaluates the estimates and judgments, including those related to expected future cash flows from long-lived assets to support impairment tests. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
(c)	Other Comprehensive Income: The Partnership follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and accordingly, for the years ended December 31, 2023, 2022 and 2021, comprehensive income equaled net income.
(d)	Foreign Currency Translation: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets and therefore, the Partnership primarily transacts business in U.S. Dollars. The Partnership’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted U.S. Dollars using the exchange rates in effect at the time of such transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars using the balance sheet date exchange rates. Resulting gains or losses are included in “Other, net” in the accompanying consolidated statements of income.
(e)	Cash and Cash Equivalents: The Partnership considers highly liquid investments, such as time deposits with an original maturity of three months or less, to be cash equivalents.
(f)	Restricted cash: Restricted cash may comprise of (i) minimum liquidity collateral requirements or minimum required cash deposits that are required to be maintained under the Partnership’s financing arrangements, (ii) cash deposits in so-called “retention accounts” which may only be used as per the Partnership’s borrowing arrangements for the purpose of serving the loan installments coming due or, (iii) other cash deposits required to be retained until other specified conditions prescribed in the Partnership’s debt agreements are met. In the event that the obligation to maintain such deposits is expected to elapse within the next operating cycle, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(g)	Trade Accounts Receivable: The amount shown as trade accounts receivable at each balance sheet date, mainly includes receivables from charterers for hire from lease agreements, net of any provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in dispute. Operating lease receivables under ASC 842 are not in scope of ASC 326 for assessment of credit loss. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. Provision for doubtful accounts as of December 31, 2023 and 2022, was nil.
(h)	Inventories: Inventories consist of lubricants which are stated at the lower of cost or net realizable value. Cost is determined by the first in, first out method. Inventories may also consist of bunkers during periods when vessels are unemployed or under voyage charters and spares in warehouses, in which case, they are also stated at the lower of cost or net realizable value and cost is still determined by the first in, first out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.
(i)	Insurance Claims: The Partnership records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Partnership’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Partnership can estimate the amount of such recovery following submission of the insurance claim and (iv) provided that the claim is not subject to litigation. The Partnership assesses its insurance claim balances for credit losses in accordance with ASC 326. No allowance was recorded on insurance claims as of December 31, 2023 and 2022.
(j)	Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, capitalized interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when such expenditures appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership’s vessels is depreciated beginning from the time when the vessel is ready for her intended use, on a straight-line basis, to the time that the vessel reaches the end of its economic useful life, after considering the estimated residual value of the vessel which is based on its lightweight tonnage times an estimated scrap rate. The Partnership currently uses a scrap rate estimate of $0.500 per lightweight ton per LNG carrier. Management estimates that the useful life of each of the Partnership’s vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, such vessel’s remaining useful life is adjusted as of the date such regulations are adopted.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

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

In developing estimates for the remaining estimated useful lives of the current fleet and scrap values, the Partnership utilizes methods, which are identical to those employed as part of the Partnership’s depreciation policy. As and for each of the years ended December 31, 2023, 2022 and 2021, the Partnership incurred no impairment loss.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(m)	Financing Costs: “Interest – Imputation of Interest”, costs associated with long-term debt, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender’s behalf in connection with debt financing or refinancing, or any unamortized portion thereof, are presented by the Partnership as a reduction of long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made and included in the determination of gain or loss on debt extinguishment. Loan commitment fees are expensed as incurred.
(n)	Concentration of Credit Risk: Financial instruments, which may potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of each of its charterer’s financial condition and generally does not require collateral for its trade accounts receivable. The Partnership is exposed to credit risk in the event of non-performance by the counterparty to the derivative instrument; however, the Partnership limits its exposure by entering into transactions with counterparties with high credit ratings.

During the years ended December 31, 2023, 2022 and 2021, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:

Charterer	2023	2022	2021
A	41%	43%	45%
B	43%	41%	39%
C	16%	16%	16%
Total	100%	100%	100%

The maximum aggregate amount of loss due to credit risk, that the Partnership would have incurred if the aforementioned charterers failed completely to perform according to the terms of their respective charter parties, amounted to $709 and $67 as of December 31, 2023 and 2022, respectively.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

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

The Partnership has made an accounting policy election to recognize the related ballast costs, mainly consisting of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortized over the charter period. During all years ended December 31, 2023, 2022 and 2021, the amortization of the contract fulfilment costs was $0.2 million. Voyage expenses, primarily consist of commissions, which are paid by the Partnership as well as port, canal and bunker expenses that are unique to a particular charter and which are paid by the charterer under the time charter arrangements or by the Partnership during periods of off-hire.

Revenues from contracts with customers include compensation from the charterer for services regarding the special survey of the vessels, as per the terms of the charter party agreement and are recognized in accordance with ASC 606, as the performance obligation is satisfied. During the years ended December 31, 2023, 2022 and 2021, revenues from contract with customers were $11,602, nil and nil, respectively.

(p)	Repairs and Maintenance: All repair and maintenance expenses including underwater inspection costs are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(q)	Earnings/ (Loss) Per Unit: As of December 31, 2023, the Partnership’s capital structure consisted of common units, two separate classes of preferred units and a general partner interest. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership’s General Partner but, subject to certain restrictions, may be transferred or sold apart from the General Partner’s interest. The Partnership calculates basic earnings/ (loss) per each class of units by allocating period distributed and undistributed earnings/ (losses) to the General Partner, limited partners and incentive distribution rights holders using the two-class method and in accordance with the Partnership’s Fourth Amended and Restated Limited Partnership Agreement dated October 23, 2018 (the “Limited Partnership Agreement”). Basic earnings/ (losses) per common unit are computed by allocating distributed and undistributed net income/ (losses) available to common unitholders, after subtracting the interest on the Partnership’s net income/ (loss) of all classes of preferred unitholders, and the General Partner by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement. Where distributions relating to the period are in excess of earnings, the surplus is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2023.
(r)	Segment Reporting: The Partnership operates under one reportable segment relating to its operations as it operates solely LNG vessels. The Partnership reports financial information and evaluates its operations and operating results by the type of vessel and not by the length or type of vessel employment for its customers i.e. time charters. The Partnership’s management does not use discrete financial information to evaluate operating results for each type of charter. Although revenue can be identified by charter type, management cannot and does not identify expenses, profitability or other financial information in such a manner. When the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide. As a result, the disclosure of geographic information is impracticable.
(s)	Fair Value Measurements: The Partnership follows ASC 820, “Fair Value Measurements and Disclosures”, which defines and provides guidance for the measurement of fair value. This guidance creates a fair value hierarchy of measurement and indicates that, when possible, fair value is the price that would be received in the sale of an asset or the price that would be paid in the transfer of a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable data that are not corroborated by market data (Level 3). For example, the reporting entity’s own data has a Level 3 priority because it is not or not yet observable or corroborated by market data. Observable market based inputs or unobservable inputs that are corroborated by market data are classified under Level 2 of the fair value hierarchy. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.
(t)	Commitments and Contingencies: Commitments are recognized when the Partnership has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will likely be required to satisfy such obligation and a reliable estimate of the amount of such obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless there is a remote possibility of an outflow of resources embodying economic benefits. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable (Note 7).

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(u)	Accounting for Financial Instruments: The principal financial assets of the Partnership consist of cash and cash equivalents, restricted cash, amounts due from related parties, other receivable, non- current, trade accounts receivable and a derivative financial instrument (interest rate swap). The principal financial liabilities of the Partnership consist of trade and other accounts payable, accrued liabilities, long-term debt, and amounts due to related parties. The Partnership may also consider, from time to time, entering into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Derivative financial instruments are generally used to manage risk related to fluctuations of interest rates. ASC 815, “Derivatives and Hedging”, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 6). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met. At the inception of a hedge relationship, the Partnership formally designates and documents the hedge relationship with respect to hedge accounting, the risk management objective and the strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is the mitigation of risk exposure resulting from variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives is recorded in “Accumulated Other Comprehensive Income/ (Loss)” and subsequently recognized in earnings when the hedged items impact earnings.
(v)	Derivative Financial Instruments: The Partnership entered into an interest rate swap contract to manage its exposure to fluctuations of interest rate risks associated with its loan facility.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(w)	Going concern: The Partnership’s policy is in accordance with ASC 205-40, “Presentation of Financial Statements-Going Concern.” ASC 205-40 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about an entity’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued.

Recent Accounting Pronouncements Adopted

Reference Rate Reform (Topic 848): In 2020, the Board issued Accounting Standards Update No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022—12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place the sunset date of Topic 848 was deferred from December 31, 2022, to December 31, 2024 with the issuance of ASU 2022-06 in December 2022, after which entities will no longer be permitted to apply the relief in Topic 848. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. As of June 30, 2023, the Partnership has elected one of the optional expedients provided in the standard that allows entities with contract modifications within the scope of Topic 470; for which the terms that are modified solely relate to directly replacing, or having the potential to replace, a reference rate with another interest rate index, to account for the modification that meets the scope of paragraphs 848-20-15-2 through 15-3 as if the modification was not substantial. That is, the original contract and the new contract shall be accounted for as if they were not substantially different from one another, and the modification shall not be accounted for in the same manner as a debt extinguishment. The Partnership will continue to evaluate the potential impact of adopting the standards on its consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In October 2023, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. The amendments in this Update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. The effective date for each amendment of the ASU 2023-06 will be, for entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in ASU 2023-06 should be applied prospectively. The Company evaluated the impact of this ASU on its consolidated financial Statements and determined that there is no impact as the disclosure improvements required by the ASU amendments are already required by the SEC’s Regulation S-X and Regulation S-K.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Recent Accounting Pronouncements Not Yet Adopted (continued)

Furthermore, in November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is: a) Significant to the segment, b) Regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and c) Included in the reported measure of segment profit or loss. The additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. ASU 2023-07 also requires that all segment-related disclosures required by FASB Topic 280 (Segment Reporting) be made also by entities that have a single reportable segment. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, and early adoption is permitted. Upon adoption, a public entity will apply the ASU as of the beginning of the earliest period presented. The Partnership will adopt this standard starting with its annual financial statements as at and for the year ended December 31, 2024. The adoption of ASU 2023-07 is not expected to have a significant impact on the Partnership’s consolidated financial statements and related disclosures.

3.Transactions with related parties:

During the years ended December 31, 2023, 2022 and 2021, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of income:

	Years ended December 31,
	2023	2022	2021
Included in voyage expenses – related party
Charter hire commissions (a)	$1,860	$1,632	$1,718
Included in general and administrative expenses – related party
Executive services fee (d)	$581	$568	$638
Administrative services fee (e)	$120	$120	$120
Management fees-related party
Management fees (a)	$6,389	$6,203	$6,023

As of December 31, 2023, and December 2022, balances with related parties consisted of the following:

	Year ended December 31,
	2023	2022
Assets:
Security deposits to Manager (a)	$1,350	$1,350
Total assets due from related party	$1,350	$1,350

Liabilities included in Due to related party:
Working capital due to Manager (a)	$615	$836
Executive service charges due to Manager (d)	$143	$135
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$767	$471
Total liabilities due to related party, current	$1,555	$1,472

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.Transactions with related parties (continued):

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

The Master Agreement initially terminates on December 31, 2030 and upon expiration, automatically extends in additional five-year increments if notice of termination is not previously provided by the Partnership’s vessel-owning subsidiaries. In the event the Master Agreement is terminated for any reason other than default by the Manager, the applicable management fee under the Master Agreement shall continue to be payable for a further period of six months as from the effective date of such termination.

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

During the years ended December 31, 2023, 2022 and 2021, each vessel was charged a daily management fee of $2.9, $2.8 and $2.8, respectively. During the years ended December 31, 2023, 2022 and 2021, management fees under the Master Agreement and the previous vessel Management Agreements amounted to $6,389, $6,203 and $6,023 respectively, and are separately reflected in the accompanying consolidated statements of income.

The Master Agreement and the previous Management Agreements also provide for a commission of 1.25% over charter-hire agreements arranged by the Manager. During the years ended December 31, 2023, 2022 and 2021, charter hire commissions under the Management Agreements amounted to $1,860, $1,632 and $1,718, respectively, and are included in Voyage expenses-related party in the accompanying consolidated statements of income.

The Master Agreement and the previous Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Master Agreement prior to its ten year term, by any reason other than Manager’s default, the advance is not refundable. Such advances as of December 31, 2023 and 2022, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of December 31, 2023 and 2022, an amount of $615 and $836 was due to the Manager in relation to these operating expenses respectively.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.Transactions with related parties (continued):

(b) Loan from related party

On November 18, 2013, upon the completion of its IPO, the Partnership entered into the $30 million Sponsor Facility with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital.

The $30 million Sponsor Facility was extended on November 14, 2018, for an additional term of five years on terms and conditions identical to the initial credit facility (the “$30 million Extended Sponsor Facility”). The $30 million Extended Sponsor Facility could be drawn and be prepaid in whole or in part at any time during the life of the facility, which ended in November 2023. No amounts had been drawn under the respective facility as of December 31, 2023 and 2022.

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

(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538,000 per annum (or $581 on the basis of an annual average Euro/US Dollar exchange rate of €1.0000/$1.0795 as of December 31, 2023), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the years ended December 31, 2023, 2022 and 2021, executive service fees amounted to $581, $568 and $638, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income.

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by its Manager. During the years ended December 31, 2023, 2022 and 2021, administrative service fees amounted to $120 for each year and are included in general and administrative expenses – related party in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4.Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2021	$1,167,909	$(314,719)	$853,190
Additions	3,721	—	3,721
Depreciation	—	(31,806)	(31,806)
Balance December 31, 2022	$1,171,630	$(346,525)	$825,105
Additions	4,204	—	4,204
Depreciation	—	(31,946)	(31,946)
Balance December 31, 2023	$1,175,834	$(378,471)	$797,363

During both years ended December 31, 2023 and 2022, the Partnership installed a ballast water treatment system (“BWTS”), on six of its vessels. The cost of the BWTS in the year ended December 31, 2023 and 2022, amounted to $4,204 and $3,721, respectively. The cost of the BWTS was accounted as major improvement and was capitalized to vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Ballast water treatment system installation” under “Cash flows used in investing activities” in the consolidated statements of cash flows.

As of December 31, 2023, all vessels comprising the Partnership’s fleet were first priority mortgaged as collateral to secure the $675 Million Credit Facility, further discussed in Note 5.

5.Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

		Year Ended December 31,
Debt instruments	Borrowers-Issuers	2023	2022
$675 Million Credit Facility	Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited, Solana Holding Ltd.	420,642	499,912
Total debt		$420,642	$499,912
Less deferred financing fees		(1,058)	(2,879)
Total debt, net of deferred finance costs		$419,584	$497,033
Less current portion, net of deferred financing fees		$(419,584)	$(46,252)
Long-term debt, net of current portion and deferred financing fees		$—	$450,781

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.Long-Term Debt (continued):

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

The $675 Million Credit Facility is secured by, among other things, first priority mortgages on the six LNG vessels in the Partnership’s fleet, and is repayable over five years in 20 consecutive quarterly payments plus a balloon payment in the fifth year. Since its inception and until June 28, 2023, the $675 Million Credit Facility bore interest at U.S. LIBOR plus 3.00% margin. Effective June 28, 2023 the $675 Million Credit Facility bears interest at U.S. SOFR plus 3.00% margin.

The $675 Million Credit Facility contained financial covenants that require the Partnership to:

●	meet a specified minimum ratio of Cash and Cash Equivalents to Total Liabilities;
●	meet a specified maximum ratio of Total Liabilities to the Market Value Adjusted Total Assets; and
●	maintain a minimum liquidity of $50.0 million in a restricted Cash Collateral Account.

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

The $675 Million Credit Facility also contains covenants that require the Partnership to:

●	prevent the direct or indirect use of any of its mortgaged vessels by, or for the benefit of, any Prohibited Person or any person owned or controlled by any Prohibited Person in accordance with country-wide or territory wide Sanctions;
●	procure that no proceeds, funds or benefit from any activity or dealing with or involving a Prohibited Person will be used in discharging any obligation due to its lenders;
●	enter into an approved time charter commitment following the cancellation, rescission, frustration or withdrawal from the original charter party, if a vessel is withdrawn from service under a time charter before the time charter’s scheduled expiration, which in the opinion of the Agent of the $675 Million Credit Facility will be under not less favorable terms to the Partnership and the Lenders than those of the original charter party.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.Long-Term Debt (continued):

On April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024. ATB was among several lenders to the Partnerships’ $675 Million Credit Facility. On April 22, 2022, ATB was declared bankrupt by the District Court of Amsterdam whereby the court appointed certain bankruptcy trustees (“Bankruptcy Trustees”). On July 12, 2022 the Department of the Treasury (Washington, D.C. 20220) issued License No. RUSSIA-EO14024 2022 921484 1 to the Bankruptcy Trustees which authorized the Bankruptcy Trustees to engage in all transactions ordinarily incident and necessary to the wind down of transactions with ATB. (“Specific License”).

On October 11, 2022, and pursuant to the Specific License, the Partnership and all Lenders of the $675 Million Credit Facility (including the Bankruptcy Trustees on behalf of ATB) entered into a Supplemental Agreement to the $675 Million Credit Facility and a Deed of Retirement. Pursuant to their terms, among other things:

(i)	the Partnership made a voluntary prepayment of $18,730, which was effected on October 12, 2022 and applied in prepayment of the entire participation of ATB to the $675 Million Credit Facility, including all principal, interest, and costs owing by the Partnership as borrower to ATB;
(ii)	the principal amount of $2,195 due to ATB that was not paid, was waived and forgiven;
(iii)	ATB was retired as Arranger and as Lender under the $675 Million Credit Facility;
(iv)	an amount equal to the prepayment amount was released from the Cash Collateral Account in order to make the prepayment to ATB referred to above; and
(v)	the Agent will apply to the relevant Sanctions Authority in the United States for the return to the Partnership of the amount which was paid by the Partnership to the Agent between March 2022 and September 2022 in relation to the principal and interest repayments for ATB and which are currently blocked by the Agent due to the application of Sanctions.

On the date of repayment, the Partnership recognized a gain on debt extinguishment of $2,072 in the Consolidated Statements of Income according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments.” The gain on debt extinguishment of $2,072 resulted from: a) the gain in relation to the principal amount of $2,195 which was waived and forgiven further to the Deed of Retirement, as mentioned above, and b) the write-off of the amount of $123 of unamortized debt discounts attributable to the debt of ATB.

The amount of $1,789 which was paid by the Partnership to the Agent between March 2022 and September 2022 in relation to the principal and interest repayments for ATB (“Blocked Funds”) and which is currently blocked by the Agent due to the application of Sanctions, is included in Other receivables, non- current in the Consolidated Balance Sheets. The Partnership considers the Blocked Funds to be recoverable following the issuance of the license by OFAC for the release of the Blocked Funds by the Agent.

On March 27, 2023, the Partnership obtained approval from all Lenders of the $675 Million Credit Facility for the following:

(i)	to make a voluntary prepayment of $31.3 million, which was effected on March 27, 2023, following the release of the funds standing to the credit of the Cash Collateral Account, which was presented as Non- current Restricted Cash in the Consolidated Balance Sheet as of December 31, 2022. This amount was applied in inverse order of maturity of the $675 Million Credit Facility by reducing the balloon payment; and
(ii)	the removal of the requirement for the maintenance of $31.3 million in the Cash Collateral Account.

On the date of prepayment of the $31.3 million, the Partnership recognized a loss on debt extinguishment of $154 in the Consolidated Statements of Income according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”. The loss on debt extinguishment of $154 resulted from: the write-off of the unamortized debt discounts attributable to the portion of the $675 Million Credit Facility that was extinguished.

On June 26, 2023, the Partnership and all Lenders of the $675 Million Credit Facility entered into a Supplemental Agreement to the $675 Million Credit Facility (“the Second supplemental agreement”). Pursuant to its terms, among other things:

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.Long-Term Debt (continued):

(i)	the abovementioned prepayment was incorporated in the security documents; and
(ii)	the rate of interest was amended in order to reflect the transition to a risk-free rate.

As of December 31, 2023, the Partnership was in compliance with all financial and non-financial covenants prescribed in its $675 Million Credit Facility. As also discussed in Note 1, currently imposed sanctions due to the Russian conflicts with Ukraine, do not affect the Partnership’s compliance with terms imposed by its $675 Million Credit Facility.

The annual principal payments for the Partnership’s outstanding $675 Million Credit Facility as at December 31, 2023, required to be made after the balance sheet date were as follows:

Year ending December 31,	Amount
2024	420,642
Total long-term debt	$420,642

The weighted average interest rate on the Partnership’s long-term debt for the years ended December 31, 2023, 2022 and 2021, was 8.07%, 4.65% and 3.1%, respectively.

Total interest incurred on long-term debt for the years ended December 31, 2023, 2022 and 2021, amounted to $37,387, $25,661 and $18,762, respectively, and is included in Interest and finance costs (Note 10) in the accompanying consolidated statements of income.

In order to finance the repayment of the remaining amount outstanding under the $675 Million Credit Facility, the Partnership has signed a term sheet with China Development Bank Financial Leasing Co. Ltd. (“CDBL”) for the sale and leaseback arrangement of four of its’ six LNG carriers in an amount of up to $345.0 million (Note 13 c). The financing has received counterparty credit approval and is subject to the execution of definitive documentation and the satisfaction of customary closing conditions. The transaction is expected to close in the second quarter of 2024. The Partnership intends to use the proceeds from this new financing, together with other sources of liquidity, to fully repay the $675 Million Credit Facility that is scheduled to mature in September 2024.

6.Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of the non-current portion of the amounts due from related parties and other receivables, non-current, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital of 7.1584%, is $832 as of December 31, 2023, compared to their carrying value of $1,350 as of the same date.
●	Long-term debt: The $675 Million Credit Facility discussed in Note 5, has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans. The fair value of the $675 Million Credit Facility approximates its recorded value, due to its variable interest rates.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6.Fair Value Measurements (continued):

●	Derivative financial instrument: Derivative instruments are recorded at their fair value on a recurring basis. These fair values are determined through Level 2 inputs of the fair value hierarchy, which are derived principally from interest rates, yield curves and other items that allow values to be determined.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
●	Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and
●	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the determination of the fair value of the assets or liabilities.

The following table summarizes the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	Significant Other
	Observable Inputs
	(Level 2)
Recurring measurements:	December 31, 2023	December 31, 2022
Interest rate swaps	$15,631	$34,877

7.Commitments and Contingencies:

(a)	Long-term leases:

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

As at December 31, 2023, two of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7.Commitments and Contingencies (continued):

Specifically, as at December 31, 2023 under two of its time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment and in such case the Partnership may not receive the contracted revenues thereunder.

The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.

The Partnership’s maturity analysis of future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of December 31, 2023, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

Year ending December 31,	Amount
2024	146,043
2025	141,818
2026	143,415
2027	144,252
2028 and thereafter	449,443
Total	$1,024,971

(b)	Legal Proceedings:

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

a)	For the commercial services provided under the Master Agreement, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $12,812.
b)	Management fees for the period from January 1, 2024 to the date of the expiration of the agreements on December 31, 2030, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to amount to $50,465.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8.Partners’ Equity:

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

As of December 31, 2023, the Partnership had 36,802,247 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.

Common and General Partner unit distribution provisions:

The Partnership pays distributions in the following manner:

●	first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until the distributed amount in respect of each common unit equals the minimum quarterly distribution; and
●	second, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until each unit has received an aggregate distribution of a specified dollar amount.

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

	Total Quarterly
	Distribution Target		General	Holders
	Amount	Unitholders	Partner	of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8.Partners’ Equity (continued):

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

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No Series A Preferred Units were redeemed as of December 31, 2023 and 2022.

Distributions on the Series B Preferred Units are cumulative from the date of original issue and are payable quarterly on February 22, May 22, August 22 and November 22, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Furthermore, distributions on the Series B Preferred Units are payable (i) from and including the original issue date to, but excluding, November 22, 2023 at a fixed rate equal to 8.75% per annum of the stated liquidation preference per unit and (ii) from and including November 22, 2023 at a floating rate equal to the Term Secured Overnight Financing Rate for the applicable three month tenor published by the Chicago Mercantile Exchange plus the Credit Adjusted Three-Month CME Term SOFR plus a spread of 5.593% per annum of the stated liquidation preference per unit.

At any time on or after November 22, 2023, the Series B Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8.Partners’ Equity (continued):

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

Common unit distributions:

No quarterly cash distributions to Common unitholders were made with respect to fiscal year 2023 and 2022.

Series A Preferred unit distributions:

On January 20, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2022 to February 11, 2023. The cash distribution was paid on February 13, 2023, to all Series A preferred unitholders of record as of February 6, 2023.

On April 20, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2023 to May 11, 2023. The cash distribution was paid on May 12, 2023, to all Series A preferred unitholders of record as of May 5, 2023.

On July 21, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2023 to August 11, 2023. The cash distribution was paid on August 14, 2023, to all Series A preferred unitholders of record as of August 7, 2023.

On November 2, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from August 12, 2023 to November 11, 2023. The cash distribution was paid on November 13, 2023, to all Series A preferred unitholders of record as of November 6, 2023.

Series B Preferred unit distributions:

On January 31, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2022 to February 21, 2023. The cash distribution was paid on February 22, 2023, to all Series B preferred unitholders of record as of February 15, 2023.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8.Partners’ Equity (continued):

Series B Preferred unit distributions: (continued)

On April 27, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2023 to May 21, 2023. The cash distribution was paid on May 22, 2023, to all Series B preferred unitholders of record as of May 15, 2023.

On July 31, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from May 22, 2023 to August 21, 2023. The cash distribution was paid on August 22, 2023, to all Series B preferred unitholders of record as of August 15, 2023.

On November 2, 2023, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from August 22, 2023 to November 21, 2023. The cash distribution was paid on November 22, 2023, to all Series B preferred unitholders of record as of November 15, 2023.

General Partner Distributions:

During all years ended December 31, 2023, 2022 and 2021, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of nil.

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

During the year ended December 31, 2021, the Partnership issued and sold 1,189,667 of common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement. No common units were sold under the A&R Sales Agreement during the year ended December 31, 2023 and 2022.

9.Earnings/(Loss) per Unit:

The Partnership calculates earnings/ (loss) per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned.

Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the years ended December 31, 2023, 2022 and 2021.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.Earnings/(Loss) per Unit (continued):

The calculations of the basic and diluted earnings per common unit are presented below:

	Year ended December 31,
	2023	2022	2021
Partnership’s Net income	$35,872	$54,010	$53,260
Less:
Net Income attributable to preferred unitholders	11,563	11,563	11,563
General Partner’s interest in Net Income	24	42	41
Net income/(loss) attributable to common unitholders	$24,285	$42,405	$41,656
Weighted average number of common units outstanding, basic and diluted	36,802,247	36,802,247	36,504,120
Earnings/ (Losses) per common unit, basic and diluted	$0.66	$1.15	$1.14

10.Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2023	2022	2021
Interest expense (Note 5)	$37,387	$25,661	$18,762
Amortization of deferred financing fees	1,667	2,032	2,285
Other	156	218	373
Total	$39,210	$27,911	$21,420

11.Derivative financial instrument:

On May 7, 2020, the Partnership entered into a floating to fixed interest rate swap transaction for the purpose of managing its exposure to LIBOR variability that the Partnership has under the $675 Million Credit Facility. The swap transaction, which is effective from June 29, 2020, provides for a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of the Partnership’s debt outstanding under its $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The swap agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. On June 21, 2023 the Partnership signed an agreement with its counterparty for the replacement of the abovementioned fixed 3-month LIBOR rate with the fixed 3-month SOFR rate due to the discontinuation of the LIBOR.

As of December 31, 2023 and 2022, the outstanding notional amount of Partnership’s interest rate swap was $471.0 million and $519.0 million, respectively. The fair value of this interest rate swap outstanding at December 31, 2023 and 2022 amounted to an asset of $15,631 and $34,877 (Note 6), respectively, and is included in Derivative financial instrument in accompanying consolidated balance sheet as presented in the table below.

As of December 31, 2023, 2022 and 2021, the Partnership recognized a gain on derivative financial instrument of $5.3 million, $33.7 million and $10.1 million respectively, which is included in Gain on derivative financial instrument in the accompanying consolidated statements of income as presented in the table below.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

11.Derivative financial instrument (continued):

The realized gain/ (loss) on non-hedging interest rate swaps included in Gain on derivative financial instrument which is presented in the Consolidated Statements of Income, amounted to a gain of $24.6 million and $7.4 million for the year ended December 31, 2023, 2022, respectively, and a loss of $1.4 million for the year ended December 31, 2021.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of the derivative instrument reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains on derivative positions reflected in the Statement of Comprehensive Income.

Derivative Instruments not designated as hedging instruments – Balance Sheet Location

		2023		2022
Derivative	Balance Sheet Location	Assets	Liabilities	Assets	Liabilities

Interest rate swap	Derivative financial Instruments, Current	$15,631	—	$22,544	—
Interest rate swap	Derivative financial Instruments, non- Current	—	—	12,333	—
Total		$15,631	—	$34,877	—

Derivatives Instruments not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income

	Net Realized and Unrealized
	Gain Recognized on Statement of	Amount
Derivative	Comprehensive Income Location	2023	2022	2021
Interest rate swap	Gain on derivative instruments	$5,267	$33,655	10,104
Total		$5,267	$33,655	10,104

12.Taxes:

Under the laws of the countries of the Partnership and its subsidiaries’ incorporation and / or vessels’ registration, the Partnership and its subsidiaries are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical manager of the Partnership’s vessels, Dynagas Ltd., an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf of the Partnership. These tonnage taxes for the years ended December 31, 2023, 2022 and 2021, amounted $432, $338 and $317, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

12.Taxes (continued):

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

The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2023, 2022 and 2021 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source shipping income, for 2023, 2022 and 2021, the Partnership would be subject to U.S. federal income tax of approximately $10, $3 and 235, respectively.

13.Subsequent Events:

(a)	Quarterly Series A Preferred unit cash distribution: On January 19, 2024, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2023 to February 11, 2024. The cash distribution was paid on February 12, 2024, to all Series A preferred unitholders of record as of February 5, 2024.
(b)	Quarterly Series B Preferred unit cash distribution: On January 31, 2024, the Partnership’s Board of Directors declared a cash distribution of $0.71764025 per unit on its Series B Preferred Units for the period from November 22, 2023 to February 21, 2024. The cash distribution was paid on February 22, 2024, to all Series B preferred unitholders of record as of February 14, 2024.
(c)	Term Sheet for New Lease Financing: On March 14, 2024, the Partnership entered into a term sheet with China Development Bank Financial Leasing Co. Ltd. (“CDBL”) setting forth indicative terms and conditions for a sale and leaseback arrangement for four of its vessels, the OB River, the Clean Energy, the Amur River, and the Arctic Aurora in an amount up to $345,000 (the “Lease Financing”). According to the agreed terms, the Partnership will sell and charter back on a bareboat basis the four vessels. At the end of the bareboat charter period, the Partnership will have the obligation to repurchase the vessels at a predetermined price. The Lease Financing is subject to the execution of definitive documentation and the satisfaction of customary closing conditions. The Partnership intends to use the proceeds from the Lease Financing, together with other sources of liquidity, to fully repay the $675 Million Credit Facility, which matures in September 2024.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

13.Subsequent Events: (Cotinued)

(d)	Receipt of Insurance Proceeds: On April 2, 2024, the Partnership received the amount of $2,769 for the settlement of the claim, from the hull and machinery and loss of hire insurance, net of commissions and adjusters’ fees, relating to certain damage sustained by the Clean Energy. The provision of $2,881 for the abovementioned claim had been presented in Other Income in the accompanying consolidated statements of income as of December 31, 2023.
(e)	Quarterly Series A Preferred unit cash distribution: On April 21, 2024, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2024 to May 11, 2024. The cash distribution will be paid on May 13, 2024, to all Series A preferred unitholders of record as of May 6, 2024.