Form 20-F
period 2024-12-31
Dynagas LNG Partners LP
filed 2025-04-10
CIK 1578453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

36,747,129 Common Units

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

Large accelerated filer [_]	Accelerated filer [X]
Non-accelerated filer [_]	Emerging growth company [_]

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT

This annual report on Form 20-F for the year ended December 31, 2024, or this annual report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this annual report. Unless the context otherwise requires, references in this annual report to “Dynagas LNG Partners,” the “Partnership,” “we,” “our,” and “us” or similar terms refer to Dynagas LNG Partners LP and its wholly owned subsidiaries, including Dynagas Operating LP. Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our “Fleet.” References in this annual report to our “General Partner” refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP. References in this annual report to our “Sponsor” are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our “Manager” refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. References in this annual report to the “Prokopiou Family” are to our Chairman, Mr. Georgios Prokopiou, and certain members of his family.

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

References herein to the “SEC” refer to the U.S. Securities and Exchange Commission; references herein to “NYSE” refer to the New York Stock Exchange; references herein to the “Partnership Agreement” refer to our Fourth Amended and Restated Agreement of Limited Partnership; references herein to “U.S. GAAP” refer to accounting principles generally accepted in the United States of America.

References herein to the “2024 Lease Financing” refer to the June 19, 2024 sale and leaseback agreements between certain subsidiaries of the Partnership and China Development Bank Financial Leasing Co. Ltd. for four of our vessels, the OB River, the Clean Energy, the Amur River, and the Arctic Aurora.

References herein to the “$675 Million Credit Facility” refer to the 5-year syndicated $675 million senior secured term loan entered into by the Partnership and leading international banks, which was repaid on June 29, 2024.

References herein to the “Master Agreement” refer to the master management agreement between the Partnership and the Manager for the provision of commercial, technical, crew, accounting and vessel administrative services to the Partnership’s owned or controlled vessels.

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

Forward-looking statements appear in a number of places in this annual report and include statements with respect to, among other things:

●	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
●	our anticipated growth strategies, including potential expansion into and acquisition of assets and businesses in other sectors of the shipping industry;
●	the effect of a worldwide economic slowdown;
●	potential turmoil in the global financial markets;
●	fluctuations and volatility in currencies, interest rates, and foreign exchange rates;
●	general market conditions, including fluctuations in charter hire rates and vessel values;
●	changes in our operating expenses, including dry-docking, surveys, upgrades, crewing and insurance costs, bunker prices, and fuel prices;
●	the adequacy of our insurance to cover our losses;
●	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;
●	our future financial condition or results of operations and our future revenues and expenses;
●	our ability to repay or refinance our current and future indebtedness and our settling of interest rate swaps (if any);
●	our ability to incur additional indebtedness on acceptable terms or at all, to access the public and private debt and equity markets, and to meet our restrictive covenants and other obligations under our current and future debt and financing agreements;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers, and other market participants with respect to our Environmental, Social, and Governance (“ESG”) practices;
●	our ability to comply with additional costs and risks related to our ESG policies;

●	the effect of applicable tariffs, trade barriers, embargos and regulatory requirements, and changes thereto;
●	our ability to maintain long-term relationships with major LNG traders;
●	our ability to leverage our Sponsor’s relationships and reputation in the shipping industry;
●	our ability to realize the expected benefits from our vessel acquisitions;
●	our ability to acquire newbuildings and second-hand vessels on terms acceptable to us from our Sponsor or third parties and the timely deliveries of such vessels if and when acquired;
●	our ability to compete successfully for future chartering opportunities upon the expiration or termination of existing vessel employment arrangements;
●	acceptance of a vessel by its charterer;
●	termination dates and extensions of charters;
●	the expected cost of, and our ability to comply with, governmental regulations, including regulations relating to ballast water and fuel sulfur, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
●	availability of skilled labor, vessel crews, and management;
●	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;
●	our anticipated taxation and distributions to our unitholders;
●	estimated future maintenance and replacement capital expenditures;
●	our ability to retain key employees;
●	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduced the maximum amount of sulfur that vessels may emit into the air and became effective January 1, 2020;
●	potential liability from any pending or future litigation and potential costs due to environmental damage and vessel collisions;
●	potential liability from future litigation related to claims raised by public-interest organizations or activism with regard to our failure to adapt or mitigate climate impact;
●	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, a regional level imposed by regional authorities such as the European Union, and/or a national level imposed by individual countries;
●	our ability to successfully compete for, enter into, and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

●	business disruptions, including supply chain congestion, due to climate conditions, political events, trade wars, public health threats and outbreaks of highly communicable diseases, and international hostilities and instability, ongoing war, piracy or acts by terrorists, or other disasters;
●	the impact of adverse weather and natural disasters;
●	future sales of our common units in the public market;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
●	our business strategy and other plans and objectives for future operations;
●	technology risks associated with energy transition and fleet and/or systems renewal, including in respect of alternative propulsion systems; and
●	other factors detailed in this annual report and from time to time included in our periodic reports.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	[RESERVED]
B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

The risks discussed below relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and ownership of our securities, including our common units, our 9.00% Series A Cumulative Redeemable Preferred Units, or our Series A Preferred Units, and our 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units, or our Series B Preferred Units. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results or cash available for distribution on our units and the trading price of our securities.

Summary of Risk Factors

The following is a summary of the risk factors which are described in further detail in this section.

●	Our Fleet consists of only six LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our outstanding units, including our preferred units.
●	Our ability to grow may be adversely affected by our capital allocation strategy.
●	We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.
●	Our ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.
●	We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our outstanding units.
●	Our future operational success depends on our ability to expand relationships with our existing charterers, establish relationships with new charterers and obtain new time charter contracts, for which we face substantial competition from established companies with significant resources and potential new entrants.

●	Any charter termination would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	Our future capital needs are uncertain and we may need to raise additional funds in the future.
●	The control of our General Partner may be transferred to a third-party without unitholder consent.
●	Unitholders have limited voting rights, and our Partnership Agreement restricts the voting rights of our unitholders that own more than 4.9% of our common units.
●	Our Partnership Agreement limits the duties our General Partner and our directors and officers may have to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors and officers.
●	Fees and cost reimbursements, which our Manager will determine for services provided to us, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.
●	As a unitholder, you may not have limited liability if a court finds that unitholder action constitutes control of our business.
●	We are dependent on our affiliated Manager for the management of our Fleet and for the provision of executive management and financial support services.
●	Our current time charters and our 2024 Lease Financing prevent us from changing our Manager.
●	We are a holding company, and our ability to make cash distributions to our unitholders will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries.
●	Due to our lack of diversification, adverse developments in our LNG shipping business could reduce our ability to make distributions to our unitholders.
●	Our future growth and performance depend on continued growth in LNG production and demand for LNG and LNG shipping.
●	Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.
●	We may have more difficulty entering into multi-year time charters in the future if an active spot LNG shipping market continues to develop.
●	Hire rates for LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.
●	Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.
●	An oversupply of ships or delays or abandonment of planned projects may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.
●	An increase in operating expenses, dry-docking costs, bunker costs and/or other capital expenses could materially and adversely affect our financial performance.
●	The operation of LNG carriers is inherently risky and an incident involving significant loss of or environmental consequences involving any of our vessels could harm our reputation and business.
●	We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
●	A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products to being transported on U.S. vessels could have a material adverse effect on our operations and financial results.
●	Volatile economic conditions may adversely impact our ability to obtain financing or refinance our current or future credit facilities and other financing arrangements on acceptable terms, which may hinder or prevent us from operating or expanding our business.
●	Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.
●	The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.
●	Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
●	If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government or other governmental authorities, it could result in the imposition of monetary fines or penalties and adversely affect our reputation and the market for our securities.
●	Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
●	Maritime claimants could arrest our vessels, which could interrupt our cash flows.
●	We may be subject to litigation that could have an adverse effect on us.
●	The price of our common units may be volatile.

●	Unitholders may face liability obligations to repay distributions.
●	We may issue additional equity securities, including securities senior to the common units, without the approval of our common unitholders, which would dilute the ownership interests of the common unitholders.
●	We are a “foreign private issuer” under NYSE rules, and as such we are entitled to exemption from certain corporate governance standards of the NYSE applicable to domestic companies, and holders of our common units may not have the same protections afforded to unitholders of companies that are subject to all of the NYSE corporate governance requirements.
●	Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
●	Provisions in our organizational documents may have anti-takeover effects.
●	Our debt levels could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
●	We may be unable to comply with covenants in our debt agreements or any future financial obligations that impose operating and financial restrictions on us.
●	Our Series A Preferred Units and our Series B Preferred Units are subordinate to our indebtedness, and the interests of holders of Series A Preferred Units and Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred Units or Series B Preferred Units, and by other transactions.
●	In the event of any liquidation event, the amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.
●	The Series A Preferred Units and the Series B Preferred Units are redeemable at our option.
●	Our Sponsor, our General Partner and their respective affiliates own a significant interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.
●	Our General Partner has limited its liability regarding our obligations.
●	Common unitholders, holders of our Series A Preferred Units, and holders of our Series B Preferred Units have no right to enforce obligations of our General Partner and its affiliates under agreements with us.
●	Common units are subject to our General Partner’s limited call right.
●	We may be subject to taxes, which will reduce our cash available for distribution to our unitholders.

Risk Factors

Risks Relating to our Partnership

Our Fleet consists of only six LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our outstanding units, including our preferred units.

Our Fleet consists of only six LNG carriers. If any of our vessels is unable to generate revenues as a result of off-hire time, early termination of the time charter in effect, or if we fail to secure new charters at charter hire rates as favorable as our average historical rates or at all, our future liquidity, cash flows, results of operations, and ability to make quarterly and other distributions to the holders of our outstanding units, including the preferred units, could be materially adversely affected.

Our ability to grow may be adversely affected by capital allocation strategy.

Our current capital allocation strategy is to focus our capital allocation on debt repayment, and to prioritize balance sheet strength in order to reposition ourselves for potential future growth to the extent that our cost of capital allows us to access debt and equity capital on acceptable terms. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations.

We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.

We have derived, and believe we will continue to derive, all of our revenues from a limited number of charterers, such as SEFE, Equinor, Yamal and NextDecade. For the year ended December 31, 2024, during which we derived our operating revenues from three charterers, SEFE accounted for 39%, Yamal accounted for 34%, and Equinor accounted for 27% of our total revenues. All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including but not limited to the charterer’s failure to make charter payments to us because of financial inability, disagreements with us, or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas, epidemics and pandemics, events in Russia and Ukraine or any resulting sanctions that may be imposed, and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations, and ability to pay any distributions, including reduced distributions, to our unitholders.

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

To fund our existing and future debt obligations and capital expenditures and any future growth, we may be required to use cash from operations, incur borrowings, and/or seek to access other financing sources, including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If we are unable to access the capital markets, raise additional bank financing, or enter into other financing arrangements or generate sufficient cash flows to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	restructuring our debt;
•	seeking additional debt or issuing equity capital;
•	selling assets;
•	reducing distributions on our units;
•	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or
•	seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for distribution to our unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. The value of our common units may not enable us to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such future financings could limit our ability to pay cash distributions to our unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions, which we currently only make to our common and our preferred unitholders.

Major outbreaks of diseases and governmental responses thereto could adversely affect our business.

Global public health threats, such as outbreaks of highly communicable diseases or viruses, which have, from time to time, occurred in various parts of the world in which we operate could disrupt global financial markets and economic conditions and adversely impact our operations, as well as the operations of our charterers and other customers.

Measures against epidemics and pandemics in a number of countries may restrict crew rotations on our vessels. Delays in crew rotations have led to issues with crew fatigue, which may result in delays and additional costs relating to crew wages paid to retain the existing crew members on board or other operational issues. We have incurred and may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.

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

The occurrence or continued occurrence of any of the foregoing events or other pandemics and epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and our ability to pay distributions.

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

We have entered, and may enter in the future, into contracts, charters, newbuilding and conversion contracts with shipyards, debt agreements with financial institutions, our Sponsor and other counterparts, interest rate swaps, foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and work stoppages or other labor disturbances. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, it is possible that third parties with whom we have financing arrangements or charter contracts may be impacted by events in Russia and Ukraine or any resulting sanctions that may be imposed which could adversely affect their ability to perform under such contracts.

We currently derive all our revenue and cash flow from a limited number of charterers. The loss of any of our charterers could cause us to suffer losses or otherwise adversely affect our business.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our outstanding units.

Our Board of Directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our Partnership Agreement and applicable law, and there is no guarantee that we will make or continue to make distributions to our unitholders in the same amount that we have in prior quarters or at all in the future. In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period and thus, we may pay distributions in a lower amount or not all. The level of cash distributions to our unitholders will be subject to, among other factors, including, without limitation, the terms and conditions contained in our 2024 Lease Financing or future debt agreements, market conditions and the cash we generate from operations.

As noted above, the amount of cash we can distribute on our common and preferred units depends in part on the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

●	the rates we obtain from our charters;
●	the level of our operating costs, such as the cost of crews and insurance;
●	the continued availability of natural gas production;
●	demand for LNG;
●	supply of LNG carriers;
●	prevailing global and regional economic and political conditions, including the any economic downturns caused by the spread of an epidemic or a pandemic;
●	currency exchange rate fluctuations; and
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

●	the level of capital expenditures we make, including for maintaining, repairing or replacing vessels, building new vessels, acquiring second-hand vessels and complying with regulations;
●	the number of unscheduled off-hire days for our Fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;
●	our debt service requirements and restrictions on distributions contained in our debt instruments;
●	the level of debt we will incur to fund future acquisitions;
●	fluctuations in interest rates;
●	fluctuations in our working capital needs;
●	variable tax rates;

●	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	our ability to make, and the level of, working capital borrowings;
●	the performance of our subsidiaries and their ability to distribute cash to us; and
●	the amount of any cash reserves established by our Board of Directors.

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

Our future operational success depends on our ability to expand relationships with our existing charterers, establish relationships with new charterers and obtain new time charter contracts, for which we face substantial competition from established companies with significant resources and potential new entrants.

We have secured an estimated contract backlog of $0.95 billion for the vessels in our Fleet as of the date of this annual report, $0.11 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following a dry-docking. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate, which is calculated based on the budget agreed at the inception of the contract, due to the yearly variations in the respective vessels’ operating costs.

Notwithstanding our current estimated contracted backlog, one of our principal objectives is, wherever possible to enter into additional multi-year time charters upon the expiration or early termination of our existing charter arrangements, and we may also seek, wherever possible, to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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

Our vessels are employed with only a limited number of charterers. Our existing and future charterers have and will likely have the right to terminate our current or future charters in certain circumstances, such as loss of the ship or damage to it beyond repair, defaults by us in our obligations under the charter, or off-hire beyond allowances contained in the charter agreement. In addition, one of our charterers, Yamal, trades primarily from LNG ports and to the best of our knowledge is owned or controlled by Russian entities. Due to the recent ongoing conflicts between Russia and Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this report, numerous sanctions against Russia. The war between Russia and Ukraine is, however, still ongoing, which may result in the imposition of further economic sanctions in addition to the ones already announced by the United States, Europe, amongst other countries which could adversely affect our charterers and result to the early termination of our time charter contracts with Yamal.

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

Further, we may lack sufficient cash to pay distributions to our unitholders at a reduced level or at all due to our current and future funding requirements, refinancing needs, decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, working capital requirements, maintenance and replacement capital expenditures or anticipated or unanticipated cash needs. Any debt or additional equity financing raised may contain unfavorable terms to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our common and preferred unitholders.

Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect our profitability, earnings, and cash flow.

An increase in the Secured Overnight Financing Rate, or “SOFR,” including as a result of the United States Federal Reserve increasing U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing loan agreement and future financing arrangements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows.

Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our debt agreements and any other financing arrangements we may enter into in the future.

In order to manage our exposure to interest rate fluctuations under SOFR or any other alternative rate, we have and may, from time to time, use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of other vessels from affiliated or unaffiliated third parties.

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

We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.

We are subject to the reporting requirements of the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and other requirements of the NYSE. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, if we continue to be an accelerated filer or become a large accelerated filer, provide a related attestation of our independent registered public accounting firm. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies create additional costs for us and require the time and attention of management. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

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

Holders of the Series A Preferred Units and Series B Preferred Units, while generally having no voting rights, have limited voting rights. See “—Risks Relating to our Series A and Series B Preferred Units.”

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

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of U.S. Internal Revenue Code of 1986, as amended (the “Code”), if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates or a transferee approved by the Board of Directors, acquires, in the aggregate, beneficial ownership of more than 4.9% of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests of such class or series in excess of 4.9%, except for the Series A Preferred Units and Series B Preferred Units, and such limited partner interests will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for nominating a person for election to our Board of Directors), determining the presence of a quorum, or for other similar purposes. The voting rights of any such limited partner interests in excess of 4.9% will effectively be redistributed pro rata among the other limited partner interests (as applicable) holding less than 4.9% of the voting power of such class or series. Our General Partner, its affiliates and persons who acquired limited partner interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his or her nominee provides otherwise.

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

Our Partnership Agreement provides that our Board of Directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. The Marshall Islands Limited Partnership Act, or the Partnership Act, states that a member’s or manager’s “duties and liabilities may be expanded or restricted by provisions in the Partnership Agreement.” As permitted by the Partnership Act, our Partnership Agreement contains provisions that reduce the standards to which our General Partner and our directors and our officers may otherwise be held by Marshall Islands law. For example, our Partnership Agreement:

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

Our Manager, which is wholly owned by Mr. Georgios Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to a Master Agreement (and underlying Vessel Management Agreements) (as defined in “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management”). We currently pay our Manager a fee of $3,095 per day for each of our vessels, owned or bareboat chartered-in, for providing them with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the vessel owner or operator as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $8.6 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2024. The management fee increases by 3% annually unless otherwise agreed, between us, with approval of our Conflicts Committee, and our Manager. The management fees payable for the vessels may be further increased if our Manager has incurred material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee.

Further, we entered into an executive services agreement, or the Executive Services Agreement, on March 21, 2014, with retroactive effect to the date of the closing of our IPO, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term and automatically renews for successive five-year terms unless terminated earlier, payable in equal monthly installments. After the expiration of the initial term period, the Executive Services Agreement was automatically renewed for a successive five year term, and will continue to automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2024, we incurred approximately $0.6 million in connection with this agreement.

Pursuant to an administrative services agreement, or the Administrative Services Agreement, that we entered into on December 30, 2014 and with effect from the date of the closing of our IPO, our Manager also provides us with certain administrative and support services (including certain financial, accounting, reporting, secretarial and information technology services) for which we currently pay a monthly fee of $10,000, plus all related costs and expenses, payable in quarterly installments. As of December 31, 2024, we incurred $0.1 million in connection with this agreement.

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

●	The unitholders are unable to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units (including common units held by the General Partner and its affiliates) voting together as a single class is required to remove our General Partner. As of April 8, 2025, our Sponsor owned 15,595,000 of our common units, representing approximately 42.6% of the outstanding common units.
●	Our Partnership Agreement contains provisions that limit the removal of members of our Board of Directors. Appointed Directors may be removed (i) without Cause (as defined in the Partnership Agreement) only by the General Partner and (ii) with Cause only by the General Partner, the vote of the holders of a majority of the outstanding units at a properly called meeting of our Limited Partners, or by vote of the majority of the other members of our Board of Directors. Elected Directors may be removed with Cause only by vote of the majority of the other members of our Board of Directors or by a vote of the majority of the outstanding common units at a properly called meeting of our Limited Partners.

●	Common unitholders are entitled to elect only three of the five members of our Board of Directors. Our General Partner in its sole discretion appoints the remaining two directors.
●	Election of the three directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the two directors appointed by our General Partner serve until a successor is duly appointed by the General Partner.
●	Our Partnership Agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
●	Unitholders’ voting rights are further restricted by the Partnership Agreement providing that if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates or a transferee approved by the Board of Directors, acquires, in the aggregate, beneficial ownership of more than 4.9% of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests of such class or series in excess of 4.9%, except for the Series A Preferred Units and Series B Preferred Units, and such limited partner interests will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for nominating a person for election to our Board of Directors), determining the presence of a quorum, or for other similar purposes. The voting rights of any such limited partner interests in excess of 4.9% will effectively be redistributed pro rata among the other limited partner interests (as applicable) holding less than 4.9% of the voting power of such class or series. Our General Partner, its affiliates and persons who acquired limited partner interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
●	There are no restrictions in our Partnership Agreement on our ability to issue additional equity securities.

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

Our current time charters and our 2024 Lease Financing prevent us from changing our Manager.

Our ability to change the Manager of the vessels in our Fleet to another affiliated or third-party manager, is prohibited, without prior written consent, by provisions in our current time charters, the terms of our 2024 Lease Financing and the Manager’s Undertakings delivered by the Manager in connection with the 2024 Lease Financing. In addition, we cannot assure you that future debt agreements or time charter contracts with our existing or new lessors, lenders or charterers, respectively, will not contain similar provisions.

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

LNG carriers are complex and their operation is technically challenging. Marine transportation operations are subject to mechanical risks and problems, including, among others, business interruptions caused by mechanical failure, human error, war, terrorism, disease, quarantine or political action in various countries. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, thereby reducing vessel utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including, without limitation:

●	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
●	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;
●	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
●	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
●	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;
●	changes in governmental and maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
●	environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels;
●	any significant explosion, spill or other incident involving an LNG facility or carrier;
●	infrastructure constraints, including but not limited to, delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;
●	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;
●	the effect of applicable tariffs, trade barriers, embargos and regulatory requirements, and changes thereto;
●	concerns regarding pandemics, other diseases and viruses, safety and terrorism;
●	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;
●	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or
●	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

According to Drewry Shipping Consultants Ltd., or Drewry, LNG trade has increased during 2016 and 2024. While India and China were main drivers of LNG trade during 2016-18, Europe played a dominant role in 2019. China’s LNG import growth rate declined 14.8% year over year to 61.9 million tons in 2019. Previously, China’s LNG import grew 46.1% year over year in 2017 and 41.1% in 2018. In 2019, France’s LNG imports more than doubled to 16 million tons, compared to 2018. Spain’s LNG imports grew 61.0% year over year in 2019 to 16.1 million tons. In 2019, LNG trade grew by 11.5% year over year to 349 million tons. However, demand from the key Asian importers, Japan and South Korea declined in 2019 as a change in priorities has marked a shift back to nuclear energy and increased focus on renewables. In 2020, Global LNG trade grew at only 0.7% year over year in 2020 compared to 13.3% year over year in 2019 and 7.8% year over year in 2018. Following slump in LNG demand in Asian countries, many U.S. cargos were cancelled. Global LNG trade grew 6.5% year over year in 2021 mainly driven by recovery in global economy and higher LNG demand. Increasing LNG imports from Europe led to a 7.8% year over year increase in global LNG trade to 401.4 million tons per annum in 2022. The global economic slowdown and high inventory levels capped the LNG trade growth in 2023. LNG trade growth softened further in 2024 due to limited growth in LNG liquefaction facilities and subdued European demand.

Volatile natural gas and oil prices may adversely affect our growth prospects and results of operations.

Natural gas prices are volatile in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

●	price and availability of crude oil and petroleum products;
●	worldwide and regional supply of, demand for, and price of natural gas;
●	the costs of exploration, development, production, transportation and distribution of natural gas;
●	expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;
●	the level of worldwide LNG production and exports;
●	government laws and regulations, including but not limited to environmental protection laws and regulations;
●	local and international political, economic and weather conditions;
●	political and military conflicts including the war between Russia and Ukraine and ongoing wars and acts of hostility in the Middle East; and
●	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries as well as alternate sources of primary energy such as renewables.

LNG prices surged in 2022 on account of high European LNG demand, low inventory levels and geopolitical uncertainty. After peaking in August 2022, LNG prices have declined on account of mild winters in Europe and higher European inventory levels. LNG prices declined in 2023 due to high inventory levels both in Europe and Asia, mild winters and increased global supply of LNG. LNG prices declined in 2024 due to lower demand in Europe and stable supply despite ongoing tensions in the Middle East. A continuation of current low natural gas and LNG prices could negatively affect us in a number of ways, including the following:

●	a reduction in the exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
●	low oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;
●	high oil prices negatively affecting the competitiveness of natural gas to the extent that natural gas prices are benchmarked to the price of crude oil;
●	low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;
●	lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;

●	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;
●	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
●	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact our compliance with the covenants in our debt agreements.

We may have more difficulty entering into multi-year time charters in the future if an active spot LNG shipping market continues to develop.

One of our principal strategies is to enter into additional LNG carrier long-term time charters, wherever possible. Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, although the level of spot voyages and time charters of less than 24 months in duration has grown in the past few years. If an active spot market continues to develop, we may have increased difficulty entering into multi-year time charters upon expiration or early termination of our current charters or for any vessels that we acquire in the future and, as a result, our cash flow may be less stable. In addition, an active spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed which may lead to insufficient funds to cover our financing and other costs for our vessels.

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

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have a material adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel is likely significant. If a charter terminates, we may be unable to re-deploy the affected vessels at favorable rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. A sustained decline in charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain of the ratios and financial covenants with which we are required to comply are based. A significant decline in the market value of our vessels could impact our compliance with the covenants in our current or future debt agreements. Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel. Our inability to dispose of vessels at a reasonable value could also adversely affect our results of operations, financial condition and our ability to pay distributions at all to our unitholders.

An oversupply of ships or delays or abandonment of planned projects may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

According to Drewry, during the period from 2011 to February, 2025, the global fleet of LNG carriers grew from 360 to 774 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolitions. Only 33 LNG carriers, representing 4.3% of the LNG vessels currently in service, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating, according to Drewry.

Although the global newbuilding orderbook dropped sharply in 2008, 2009 and 2010, ordering activity increased in 2011 and 2012 in light of Fukushima nuclear disaster. According to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and 34 in 2012. In 2013 and 2014 ordering activity remained firm and a total of 100 newbuild orders were placed. New orders declined in 2015 to 32, followed by only 7 new orders placed in 2016. In 2017, 14 new LNG orders were placed, however; in 2018 low newbuilding prices and high charter rates attracted investment in the LNG market and 76 LNG carriers (which includes LNG bunkering and small scale LNG carriers) were ordered during the year. Strong new order momentum continued in 2019 with 61 LNG carriers ordered in 2019. In 2020, 55 LNG vessels were ordered. Qatar’s LNG newbuilding berth reservation and quicker than expected recovery in LNG trade prompted companies to secure new vessels before newbuilding prices strengthen. New orders for LNG vessels have surged in 2021 and 2022 and 84 and 175 LNG vessels were ordered, respectively. Qatar’s mega-LNG carrier order comprised 66 of the total orders in 2022, while major shipowners jumped in to secure shipbuilding slots in a market with tight shipbuilding capacity and rising newbuild prices. In 2023, investments in LNG shipping eased in 2023 with new orders for 73 LNG vessels. Tight shipbuilding capacity until 2027 and high newbuild prices discouraged some shipowners to an extent and in 2024, 96 LNG vessels were ordered. As of February, 2025, the newbuilding orderbook consisted of vessels with a combined capacity of 60.0 million cbm, equivalent to 47.1% of the current global LNG carrier fleet capacity, according to Drewry. The delivery of these newbuildings will be spread out between 2025 and 2030.

According to Drewry, as of February, 2025, there were 51 LNG carriers in the size range of 149,000-155,000 cbm in the LNG trading fleet, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment on orderbook, which have moss spherical containment system.

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

We may face increasing pressures from investors, lenders, and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint, and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards and report on these on a mandatory basis in the EU under the Corporate Sustainability Reporting Directive (“CSRD”) from 2028 onwards, so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, on March 6, 2024, the SEC adopted final rules requiring extensive climate-related and ESG-related disclosures in companies’ annual reports and registration statements. The final rules are set forth in Release No. 33-11275. The final rules would add extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. In addition, the final rules would require the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. These rules were challenged in federal court and, in April 2024, the SEC announced that it would voluntarily stay the effectiveness of the rules pending judicial review. On February 11, 2025, the acting chairperson of the SEC stated the rule was deeply flawed, and requested the Eighth Circuit Court of Appeals pause the litigation. It is unclear if the rules will be enforced or repealed. Costs of compliance with these new rules, if they are enacted, may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our operating expenses and dry-dock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and may affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel are unpredictable and fluctuate based on events and factors outside our control, including geopolitical developments (such as the ongoing war between Russia and Ukraine, and ongoing wars and acts of hostility in the Middle East), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, political instability, regional production patterns and environmental concerns. These events and factors may increase vessel operating and dry-docking costs further, which could materially and adversely affect our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

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

Our vessels and their respective cargoes are at risk of being damaged or lost because of events and factors that include but are not limited to:

●	marine disasters;
●	piracy;
●	environmental accidents and hazards;
●	weather;
●	mechanical failures;
●	grounding, fire, explosions and collisions;
●	human error; and
●	political unrest, war, including the war between Russia and Ukraine, and ongoing wars and acts of hostility in the Middle East or the Houthi crisis in the Red Sea, and terrorism.

An accident involving any of our vessels could result in any of the following:

●	death or injury to persons, loss of property or environmental damage;
●	delays or failure in the delivery of cargo;
●	loss of revenues from or termination of charter contracts;
●	governmental fines, penalties or restrictions on conducting business;
●	spills, pollution and the liability associated with the same;

●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent and increasing environmental regulations have led to increased insurance costs, and in the future may result in the lack of availability of insurance against risks of marine disasters, environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failure to maintain their respective certifications with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive or limited than our existing coverage.

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

As of the date of this annual report, we have entered into sale and leaseback agreements for four of our vessels with a Chinese financial institution and may further enter into sale and leaseback agreements with Chinese counterparties in the future. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—2024 Lease Financing.” Although our sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or an English court (or other non-Chinese court) in China. Such sale and leaseback agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government.

A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products to being transported on U.S. vessels could have a material adverse effect on our operations and financial results.

The United States Trade Representative, or USTR, has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These proposed actions, should they be enacted, have the potential to dramatically increase the port fees and overall operating expenses for ships calling at U.S. ports. Specifically, the USTR is proposing a series of service fees that would function as direct increases to port-related costs.

The proposal would include a service fee targeting Chinese operators of up to $1.0 million for each instance a vessel operated by a Chinese entity enters a U.S. port. Alternatively, the fee could be calculated at a rate of up to $1,000 per dwt of the vessel for each port entrance.

Another proposed service fee focuses on operators with fleets comprised of Chinese-built Vessels. Under this proposal, fees could reach as high as $1.5 million each time a Chinese-built vessel owned by a non-Chinese operator enters a U.S. port. Furthermore, a tiered fee structure is under consideration, based on the proportion of Chinese-built vessels within an operator’s fleet. Operators with fleets that are 50% or more Chinese-built could face fees of up to $1.0 million dollars per port call; for operators with fleets that are greater than 25% and less than 50% Chinese-built, the fee could be up to $750,000 per port call; and for operators whose fleets have greater than 0% and less than 25% percent Chinese-built vessels, the port fee could reach up to $500,000 per vessel entrance. Another option being considered is an additional fee of up to $1.0 million per port entrance if 25% or more of an operator’s fleet is composed of vessels constructed in China.

A further proposed service fee is aimed at operators with newbuilding orders for Chinese vessels. This fee would be based on the percentage of vessels an operator has ordered from Chinese shipyards or expects to receive from them within the next 24 months. Operators with 50% or more of their vessel orders placed with Chinese shipyards could be charged up to $1.0 million per vessel entrance. For those with greater than 25% to less than 50% percent of their orders in Chinese shipyards, the fee could reach $750,000, and for those with greater than 0% to less than 25%, it could be up to $500,000 per vessel entrance. Another possibility is a flat fee of up to $1.0 million dollars per port entrance if 25% or more of an operator’s total vessel orders over the next 24 months are with Chinese shipyards.

Beyond these direct fee increases, the proposed actions also encompass “restrictions on services” designed to promote the transport of U.S. goods on U.S. vessels. These restrictions would be phased in over several years, starting with a requirement that a small percentage of U.S. exports be transported on U.S.-flagged vessels by U.S. operators, escalating to a larger percentage over time, with a portion specifically mandated to be on U.S.-flagged and U.S.-built vessels. Another proposed restriction would require U.S. goods to be exported on U.S.-flagged, U.S.-built vessels, with exceptions only granted if operators demonstrate that at least 20% of U.S. products per calendar year are transported on U.S.-flagged and U.S.-built vessels. These restrictions could reduce the demand for non-U.S. built vessels, including ours.

The actual implementation of these proposed actions remains uncertain. The final form, scope, and effective dates of any measures that are ultimately adopted may significantly differ from the current proposals. Additionally, specifics, such as applicability to sale and leaseback arrangements with Chinese leasing financiers, has not been clarified. In a sale and leaseback arrangement, the Chinese leasing financiers are the registered owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.

In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Of the six vessels we operate, none were constructed in China. However, However, we have entered into and may further enter in the future into sale and leaseback transactions with Chinese financial institutions. Additionally, we may enter into contracts for the purchase of secondhand vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards. Given the potential magnitude of these proposed port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if measures similar to those that have been proposed are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. Even though port fees are typically borne by the charterer, if port fees are assessed due to our ownership or, as the case may be, operation of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

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

Volatile economic conditions may adversely impact our ability to obtain financing or refinance our current or future credit facilities and other financing arrangements, on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, trade wars and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition and ability to pay distributions. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for LNG and LNG shipping which could result in significant decreases in rates we obtain for chartering our ships. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. In addition, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition and ability to pay distributions.

The world economy continues to face a number of actual and potential challenges, including the continuing war between Russia and Ukraine, and between Israel and Hamas, Russia and the North Atlantic Treaty Organization, or NATO, tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea) and in other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics.

Such instability and volatility may negatively affect the general willingness of banks, other financial institutions and lenders to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. While recent developments in the global credit markets have been supportive of borrowing and refinancing, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. The state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common units.

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

Further, we may not be able to access our existing cash due to market conditions. For example, if banks and financial institutions fail and enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition. In addition, if a bank, or the public, believes that a bank is not stable, the bank may institute procedures or rules to limit withdrawals and access to funds, which, if implemented, would have a material adverse effect on our business and financial condition.

We cannot be certain that financing or any alternatives will be available to the extent required, or that we will be able to finance or refinance our current or future credit facilities and other financing arrangements, including our 2024 Lease Financing, at or prior to maturity or the end of each charter period, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of newbuildings (if any) and additional vessels or otherwise take advantage of business opportunities as they arise.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. A successful cyber-attack could materially and adversely disrupt our business and operations, including the safety of our operations and systems, and the availability of our vessels and facilities or lead to unauthorized release of information or data or alteration of information or data in our systems, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. Compliance with emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy, security and data protection could result in penalties, fines or legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. Changes or increases in the nature of cyber or security-threats and/or changes to industry standards and regulations might require us to adopt additional or modified procedures for monitoring cybersecurity, which may require us to incur additional expenses and/or additional capital expenditures. However, the impact of such regulations is difficult to predict at this time.

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention will enter into force on June 26, 2025 and will require that each ship sent for recycling carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We were required to comply with EU Ship Recycling Regulation by December 31, 2020, since our ships trade in EU region. One of our vessels, the Artic Aurora, is a Maltese flagged vessel. Malta is an EU Member State.

These regulatory developments may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

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

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition: This includes decreasing annual greenhouse gas emissions from international shipping by at least half by 2050, compared with their level in 2008, and work towards phasing out GHG emissions from shipping entirely as soon as possible in this century: reducing carbon intensity of international shipping (to reduce CO2 emissions per transport work), as an average across international shipping, by at least 40% by 2030. At MEPC 82, mid-term measures were proposed, including a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

We continue to evaluate different options in complying with IMO and other rules and regulations. All of our vessels are on long-term time charter and the expense of fuel is for the charterer’s account. As such, the ability of our vessels to burn low sulfur fuel may factor into our charterers’ or potential charterers’ decisions relating to the employment of our vessels. Low sulfur fuel is more expensive than standard marine fuel containing 0.50% sulfur content and may become more expensive or difficult to obtain as a result of increased demand.

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

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) under the FuelEU Initiative of its Fit-for-55 package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as E. U. Taxonomy, might jeopardize the level of access to capital. For example, the E. U. has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an E. U. -based company meeting the Non-Financial Reporting Directive (NFRD) prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

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

We operate globally, including in countries, states and regions where our businesses, and the activities our consumer customers, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to us and our customers, with the risks expected to increase over time. Climate risks can arise from physical risks (acute or chronic risks related to the physical effects of climate change) and transition risks (risks related to regulatory and legal, technological, market and reputational changes from a transition to a low-carbon economy). Physical risks could damage or destroy our or our customers’ and clients’ properties and other assets and disrupt our or their operations. For example, climate change may lead to more extreme weather events occurring more often which may result in physical damage and additional volatility within our business operations and potential counterparty exposures and other financial risks. Transition risks may result in changes in regulations or market preferences, which in turn could have negative impacts on our results of operations or the reputation of us and our customers. For example, carbon-intensive industries like LNG are exposed to climate risks, such as those risks related to the transition to a low-carbon economy, as well as low-carbon industries that may be subject to risks associated with new technologies. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D - 2 standard. For most vessels, compliance with the D - 2 standard will involve installing on - board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D - 2 standards upon delivery. All of our vessels had on - board ballast water management system installed in 2022 and 2023, during the completion of their scheduled special surveys.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency, or EPA, develop national standards of performance. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. If the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Please see “Item 4. Information on the Partnership—B. Business Overview—Environmental and Other Regulations.”

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

Currently, the world economy faces a number of ongoing challenges, including trade tensions between the United States and China, the war between Israel and Hamas increasing tensions in the Middle East region, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in Ukraine and in other geographic areas and countries, and stabilizing growth in China.

Further, governments may turn, and have turned, to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including operating results, cash flows, and financial condition, may be adversely affected. In April 2025, President Trump imposed new tariffs including a 10% baseline tariff on all countries, a 20% tariff on imports form the EU, a 24% tariff on Japanese imports, a 26% percent tariff on Indian goods, and an additional 34% tariff on Chinese exports, bringing the total U.S. tariffs on Chinese goods to 54%. These tariffs will likely be met with reciprocal tariffs, thus increasing the possibility of a global trade war. If further tariffs are imposed on a broader range of imports, including LNG, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for LNG carried by sea, result in the loss of customers, and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

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

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by U.S. persons, among other restrictions. While much uncertainty remains regarding the global impact of the conflict in Ukraine, especially due to the policies of the Trump administration, it is possible that such tensions could adversely affect our business, financial condition, results of operations and cash flows.

More recently, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea. Although a cease-fire between Israel and Hamas was declared on January 15, 2025, there is no certainty that the cease-fire will continue. Further President Trump’s proposal to annex Gaza has raised fears that Yemen’s Houthi militant group could renew its threat against commercial ships crossing the Red Sea, after declaring in January 2025 that it would stop targeting most vessels following the Israel-Hamas ceasefire. Such circumstances have had and could in the future result in adverse consequences from time to time for LNG shipping.

In addition, public health threats, such as outbreaks of highly communicable diseases or viruses, which have, from time to time, occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, could lead to a significant decrease of demand for the transportation of crude oil. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government or other governmental authorities, it could result in the imposition of monetary fines or penalties and adversely affect our reputation and the market for our securities.

Although none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws during 2024, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common units could be adversely affected.

The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the U.S., the E. U., and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are party or if we are found to be in violation of such applicable sanctions or embargoes, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

Additionally, although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may in the future be the subject of sanctions or embargo laws imposed by the U.S. or other applicable governmental bodies, including in response to events relating to Russia and Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions or embargo laws, we may suffer reputational harm and our results of operations may be adversely affected.

With respect to U.S. sanctions against Russia, the U.S. Office of Foreign Assets Control (OFAC) administers a sectoral sanctions program, which targets specific industries or sectors of the Russian economy. Transactions with companies designated under the Sectoral Sanctions Identifications List (“SSI List”) are not completely prohibited. Under OFAC’s 50 percent rule, a company owned 50 percent or more, in the aggregate by an SSI-Listed entity will also be the subject of the same restrictions as the SSI-Listed entity. We have a chartering relationship with Yamal Trade Pte (“Yamal”), which may be indirectly owned 50 percent or more by an SSI-Listed entity under Directive 2 of Executive Order 13662. In addition, pursuant to Executive Order 14066, the U.S. has imposed restrictions on the import into the U.S. of certain energy products from the Russian Federation, as well as new investments in the energy sector of the Russian Federation. Furthermore, on January 10, 2025, the U.S. issued a determination under Executive Order 14024 designating the energy sector of the Russian Federation as the target of sanctions, and imposing sanctions on any person determined to have operated in the energy sector of the Russian Federation economy. In the future, the U.S. may impose greater sanctions, including, but not limited to, by adding Yamal or other counterparties to OFAC’s Specially Designated Nationals and Blocked Persons List (the “SDN List”). In addition, our reputation and the market for our securities may be adversely affected by our engagement in certain other activities, such as our dealings with Yamal or other SSI-Listed entities or their subsidiaries, or if we enter into charters with other individuals or entities in countries that are the subject of U.S. sanctions and embargo laws that are not controlled by the governments of those countries, engage in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments, or otherwise engage in activities that are prohibited by U.S., the European Union or other sanctions to the extent that such sanctions may be applicable. Furthermore, because we derive, and expect to continue to derive, all of our revenues from a limited number of charterers, our business would be materially adversely affected if we were to determine that we are required because of applicable sanctions, to terminate our relationships with Yamal or any of our other charterers, or if the negative impact of these or any additional sanctions imposed in the future threaten the viability of the Yamal LNG Project or otherwise cause Yamal or any of our other charterers to end their relationships with us. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

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

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters, securities class actions claims and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under our debt agreements. For information regarding pending litigation claims, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Relating to our Common Units

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to factors including:

●	our payment of cash distributions to our unitholders;
●	actual or anticipated fluctuations in quarterly and annual results;
●	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;
●	mergers and strategic alliances in the shipping industry;
●	changes in governmental regulations or maritime self-regulatory organization standards;
●	shortfalls in our operating results from levels forecasted by securities analysts;
●	announcements concerning us or our competitors;
●	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;
●	general economic conditions;
●	terrorist acts;
●	business interruptions caused by pandemics;
●	future sales of our units or other securities;
●	investors’ perception of us and the LNG shipping industry;
●	the general state of the securities market; and

●	other developments affecting us, our industry or our competitors.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common units may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common units in spite of our operating performance.

The price of our common units has fluctuated in the past, has recently been volatile, and may be volatile in the future, and as a result, investors in our common units could incur substantial losses.

The price of our common units has fluctuated in the past, has recently been volatile and may be volatile in the future. The price of our common units may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common units. The market price for our common units may be influenced by many factors, including the following:

●	investor reaction to our business strategy;
●	our continued compliance with the listing standards of NYSE;
●	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	our ability or inability to raise additional capital and the terms on which we raise it;
●	declines in the market prices of stocks generally;
●	trading volume of our common units;
●	sales of our common units by us or our unitholders;
●	general economic, industry and market conditions;
●	an increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities; and
●	other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, including the war between Russia and Ukraine, war, political unrest and conflicts in the Middle East or the Houthi crisis in the Red Sea, public health issues including health epidemics or pandemics, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

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

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of securities, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the Partnership. Many investors who purchase shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share declines steadily as interest in those stocks abates. While we have no reason to believe our units would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our units at a rate that is significantly disconnected from our underlying value.

Unitholders may face liability obligations to repay distributions.

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

We are a “foreign private issuer” under NYSE rules, and as such we are entitled to exemption from certain corporate governance standards of the NYSE applicable to domestic companies, and holders of our common units may not have the same protections afforded to unitholders of companies that are subject to all of the NYSE corporate governance requirements.

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

A majority of our directors qualify as independent under the NYSE director independence requirements. However, we cannot assure you that we will continue to maintain an independent board in the future. In addition, we may have one or more non-independent directors serving as committee members on our compensation committee. As a result, non-independent directors may among other things, participate in fixing the compensation of our management, making unit and option awards and resolving governance issues regarding our Partnership.

Accordingly, in the future, holders of our common units may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

regardless of whether such claims, suits, actions or proceedings found in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Any person or entity purchasing or otherwise acquiring any interest in our common units shall be deemed to have notice of, and to have consented to, the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

Provisions in our organizational documents may have anti-takeover effects.

Our Partnership Agreement contains provisions that could make it more difficult for a third-party to acquire us without the consent of our Board of Directors. These provisions require the approval of our Board of Directors and prior consent of our General Partner in order to effect an acquisition.

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

As of December 31, 2024, we had total outstanding long-term debt of approximately $322.9 million, consisting of amounts outstanding under our 2024 Lease Financing. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.

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

Furthermore, charterhire principal amounts under our 2024 Lease Financing are amortized over five years with respect to the OB River, the Clean Energy and the Amur River and ten years for the Arctic Aurora. At the end of each charter period, we may not be able to repay or refinance outstanding amounts under the 2024 Lease Financing on terms acceptable to us or at all. Our ability to obtain additional financing or refinance our existing indebtedness on terms acceptable to us may depend on, among other things, the actual or perceived creditworthiness of our charterers, the market value of our fleet, and market conditions at that time. If we are unable to meet our debt obligations and we default under our 2024 Lease Financing, our lessors thereunder could, among other things, repossess the vessels and foreclose their liens on the other assets securing our 2024 Lease Financing, which would impair our ability to continue to conduct our business. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities—2024 Lease Financing.”

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

Certain of our existing and future debt agreements, which may be secured by mortgages on our vessels, impose and will impose certain operating and financial restrictions on us, including ensuring that the outstanding amount of the debt agreement does not exceed a certain percentage of the aggregate fair market value of the mortgaged vessel(s) under the loan agreement, restricting our operations or ability to incur additional debt, pay distributions consistent with our past practices or issue equity that would result in our Sponsor ceasing to directly own the majority of our total common partnership interest. The operating and financial restrictions and covenants in our 2024 Lease Financing and any new or amended debt agreements we enter into in the future, could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.

Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations, sanctions imposed against Russia, outbreaks of epidemic and pandemic of diseases may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements.

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

A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our current or future debt agreements would prevent us from borrowing additional money under such debt agreements and could result in a default thereunder. Therefore, we may need to seek permission from our lenders or lessors in order to engage in some actions. Our lenders’ or lessors’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay distributions on our Series A Preferred Units and Series B Preferred Units, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, our debt agreements or other future financing arrangements may prohibit the payment of distributions to our Series A and Series B preferred unitholders upon the occurrence of events of default under our debt agreement, which may include, among other things, the following:

●	failure to pay any principal, interest, fees, expenses or other amounts when due;
●	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;
●	default under other indebtedness;
●	an event of insolvency or bankruptcy; and
●	failure of any representation or warranty to be materially correct.

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

Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. As of April 8, 2025, our Sponsor owned 15,595,000 of our common units, representing approximately 42.6% of the outstanding common units and our General Partner owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights and therefore may have considerable influence over our actions. The interests of our Sponsor and the members of the Prokopiou Family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.

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

Tax Risks

In addition to the following risk factors, please see “Item 10. Additional Information—E. Taxation” for a more complete discussion of the material Marshall Islands and United States federal income tax consequences of owning and disposing of our common units, Series A Preferred Units and Series B Preferred Units.

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

We believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2024, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above. It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units. Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% or more of our common units. If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see “Item 10. Additional Information—E. Taxation.”

United States tax authorities could treat us as a “passive foreign investment company,” which would have adverse United States federal income tax consequences to United States unitholders.

A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, we believe that we were not a PFIC in the year ended December 31, 2024 and do not expect to be a PFIC for any future taxable year. For this purpose, we intend to take the position that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC.

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

Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 30, 2013 for the purpose of owning, operating, and acquiring LNG carriers and other business activities incidental thereto. In October 2013, we acquired from our Sponsor three LNG carriers, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), which we refer to as our Initial Fleet. In November 2013, we completed our underwritten initial public offering (our “IPO”), pursuant to which the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO, the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. Georgios Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements, including the Omnibus Agreement with our Sponsor, which provides the Partnership with the right to purchase certain identified LNG carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein. Following our IPO, we expanded our Initial Fleet and in 2014 and 2015 we acquired the Arctic Aurora, the Yenisei River and the Lena River, each a 2013-built ice class liquefied natural gas carrier, and the related time charter contracts, from our Sponsor, pursuant to our right to acquire such vessels under the Omnibus Agreement in effect at that time.

As of April 8, 2025, we had outstanding 36,642,256 common units, 35,526 general partner units, 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units and 2,200,000 Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units or the Series B Preferred Units. As of April 8, 2025, our Sponsor beneficially owned approximately 42.6% of the equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units or Series B Preferred Units. Our common units, our Series A Preferred Units and our Series B Preferred Units trade on the New York Stock Exchange, or NYSE, under the symbols “DLNG,” “DLNG PR A” and “DLNG PR B,” respectively.

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

Since our IPO in November 2013, we have been a limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels at the end of 2015. However, as a result of the significant challenges facing the listed midstream energy Master Limited Partnership (“MLP”) industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging. All of the vessels in our Fleet are currently contracted on multi-year time charters with international energy companies, including SEFE, Equinor, Yamal, and NextDecade, which we expect will provide us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates.

We are currently focusing our capital allocation on debt repayment, prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms. As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage the reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and potentially pursuing further business and growth opportunities in transportation of energy or other energy-related projects including floating storage regassification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities in the general shipping industry or incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third-party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth. For further information on the risks associated with our business, please see “Item 3. Key Information—D. Risk Factors.”

Our Fleet

As of December 31, 2024, we owned and operated a fleet of six LNG carriers, consisting of the three modern steam turbine LNG carriers, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three modern tri-fuel diesel electric (“TFDE”) propulsion technology Ice Class LNG carriers, the Arctic Aurora, the Yenisei River, and the Lena River, which we collectively refer to as our “Fleet.” As of December 31, 2024, the vessels in our Fleet had an average age of 14.4 years and are contracted under multi-year charters with an average remaining charter term of approximately 6.1 years. All of the vessels in our Fleet are currently employed on multi-year time charters with international energy companies such as SEFE, Equinor, Yamal, and NextDecade.

As of the date of this annual report, the estimated contracted revenue backlog of our Fleet was approximately $0.95 billion, $0.11 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The variable hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each quarter to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal immediately following the dry-dock. The actual amount of revenues earned in respect of such operating cost component of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels’ operating costs. As of the date of this annual report, the average remaining contract duration was approximately 5.8 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day. Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. Georgios Prokopiou. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.”

All of the vessels in our Fleet, other than the Clean Energy, have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, equivalent to ARC4 of the Russian Maritime Register of Shipping Rules, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, as of February 2025, only 33 LNG carriers, representing 4.3% of the LNG vessels in the global LNG fleet, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating. Moreover, in 2012, we were the first company in the world to operate LNG carriers on the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, and our Manager continues to be one of a limited number of vessel operators to currently do so. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.

We believe that the key characteristics of each of the vessels in our Fleet include the following:

•

optimal sizing with a carrying capacity of between approximately 150,000 and 155,000 cbm (which is a medium- to large-size class of LNG carrier) that maximizes operational flexibility as such vessel is compatible with most existing LNG terminals around the world;

•

the vessels in our Fleet consist of two series of sister vessels, which are vessels built at the same shipyard, Hyundai Heavy Industries Co. Ltd., that share (i) a near-identical hull and superstructure layout, (ii) similar displacement, and (iii) roughly comparable features and equipment; and

•

utilization of a membrane containment system that uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and that uses the vessel’s hull to directly support the pressure of the LNG cargo, which we refer to as a “membrane containment system” (see “Item 4. Information on the Partnership—B. Business Overview—The International Liquefied Natural Gas (LNG) Shipping Industry—The LNG Fleet” for a description of the types of LNG containment systems).

According to Drewry, as February 28, 2025, there were only 51 LNG carriers in the worldwide LNG trading fleet, including the six vessels in our Fleet, in the size range of 149,000-155,000 cbm, of which 45 have a membrane cargo containment system. There are no LNG carriers in the same size segment in the order book, which has a moss spherical containment system, a well-established spherical containment system designed in Norway, which has been in use for many years. The following table sets forth additional information about our Fleet as of the date of this annual report:

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

Our Chartering Strategy and Charterers

We seek, wherever possible, to employ our vessels on multi-year time charters with international energy companies that provide us with the benefits of stable cash flows and high utilization rates. We have chartered our vessels for a fixed period of time at daily rates that are generally fixed, but which could contain a variable component to adjust for, among other things, inflation and/or to offset the effects of increases in operating expenses.

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

The charters of the Amur River, the Ob River and the Clean Energy are under the control of the German government since April 4, 2022 when Gazprom Germania (and all its subsidiaries), the indirect parent of Gazprom Marketing and Trading (GMT Singapore), was placed under the control of the German Government (Federal Network Agency) and renamed to SEFE GmbH. The vessels under the time charters with SEFE no longer trade from Russian LNG ports.

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

Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of April 10, 2025, we have estimated contracted revenue backlog of approximately $0.95 billion, $0.11 billion of which relates to the operating expenses and estimated portion of the hire contained in certain time charter contracts with Yamal, subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs, notwithstanding our current estimated contracted backlog. The average remaining contract duration is approximately 5.8 years.

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

In 2024, we earned 34% (2023: 43%) of our revenues from Yamal which primarily traded from Russian LNG ports. Due to the war between Russia and Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this report, numerous sanctions against Russia. However, to date, such sanctions have not expressly prohibited LNG shipping and have not had any adverse effects to the Partnership’s time charter contracts. The war between Russia and Ukraine is, however, still ongoing, which may result in the imposition of further economic sanctions in addition to the ones already announced by the U.S., E.U., and other jurisdictions which could adversely affect our charterers and our future revenues from our time charter contracts with Yamal.

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

Overview of Natural Gas Market

Natural gas is one of the key sources of global energy, including oil, coal, hydroelectricity, solar, wind, and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas’ share of the total global primary energy consumption has risen from 18.1% in 1970 to 25.4% in 2024.

Natural Gas Share of Primary Energy Consumption: 1970-20241

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

Natural gas is primarily used for power generation and heating. According to Energy Institute Statistical Review of World Energy 2024, worldwide natural gas reserves are estimated at 188.1 trillion cubic meters (cbm) at the end of 2020, which is enough for nearly 46 years of supply at current rates of consumption. During 2014-2024, natural gas consumption rose 2.0% per annum, with growth of 3.6% per annum in Africa, 3.1% in the Asia-Pacific, 2.7% per annum in the Middle East, followed by 2.4% per annum in North America. After declining 2.1% in 2020, global natural gas consumption surged 5.0% in 2021 mainly driven by sharp recovery in global economy. Global natural gas consumption declined in 2022 due to high LNG prices. In 2023, natural gas consumption received support from easing of COVID-19 restrictions in China though partly offset by rise of renewables and nuclear power both in Europe and Asia. Global natural gas consumption increased 2.8% year over year in 2024 mainly driven by higher power consumption.

In the last decade, a large part of the growth in natural gas consumption has been accounted for by Asia-Pacific, the Middle East and Africa regions, where gas consumption has increased nearly 1.3 times between 2014 and 2024.

World Natural Gas Consumption: 1970-20241

(Million Tons Oil Equivalent)

(1) Provisional estimate

Source: BP Statistical Review, Energy Institute Statistical Review, Drewry

The International Energy Agency (IEA) has stated that global natural gas reserves are large enough to accommodate rapid expansion of natural gas demand for several decades to come. Although natural gas reserves and production are widespread, the geographical disparity between areas of production and areas of consumption has been the principal stimulus of international trade in natural gas.

World Natural Gas Production: 1970-20241

(Million Tons Oil Equivalent)

(1) Provisional estimate

Source: BP Statistical Review, Energy Institute Statistical Review, Drewry

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

LNG prices have shown a declining trend in the last two years after surging in 2022. LNG prices declined in 2024 due to lower demand in Europe and stable supply despite ongoing tensions in the Middle East. In 2023, LNG prices were impacted due to high inventory levels both in Europe and Asia, mild winter and improved global supply of LNG from Qatar, Australia’s Prelude facility and return of Egypt’s LNG exports after a pause. LNG prices surged in 2022 on account of high European LNG demand, low inventory levels and geopolitical uncertainty. LNG prices surged in both Asia and Europe in the latter part of 2021 on account of high LNG demand from Europe.

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

Natural Gas Prices: 2010-February 2025

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

Source: Drewry

LNG Supply

Globally, 193.9 million tons of new LNG production capacity is under construction, 353.1. million tons of new LNG production capacity is planned, and 528.9 million tons of speculative LNG production capacity is under consideration, for which no confirmed plans exist.

World LNG Production Capacity – January 2025

(Million Tons per Annum)

Source: Drewry

As such, LNG production capacity will expand significantly as several new production facilities are now under construction and due on stream in the next few years. Generally, every additional one million ton of LNG productive capacity creates demand for up to two standard modern LNG carriers.

In the last decade, more countries entered the LNG export market. In December 2024, there were 20 producers and exporters of LNG. World trade in LNG has risen from 243.3 million tons in 2014 to an estimated 412.4 million tons in 2024.

LNG Exports: 2010-20241

(Million Tons)

														% Change
Exporters	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024e	22-23
ALG	10.5	10.9	12.6	11.8	11.6	12.3	12.0	12.2	10.9	11.8	9.3	12.7	11.1	(12.4)%
USA#	0.5	0.1	0.3	0.6	3.2	12.2	18.5	33.8	50.8	67.0	82.2	88.8	89.4	0.6%
LIB	—	—	—	—	—	—		0.0	0.0	0.0	0.0	0.0	0.0	—
BRU	6.6	6.9	6.0	6.4	6.0	6.9	6.8	6.4	6.3	5.6	4.5	4.6	4.5	(0.3)%
UAE	5.5	5.4	5.8	5.6	5.4	5.6	5.8	5.8	5.0	6.0	5.4	5.0	5.5	9.3%
INO	17.5	16.4	15.8	16.0	15.5	18.7	18.0	15.5	13.7	13.8	14.0	15.6	14.5	(7.3)%
MAL	23.2	24.7	24.8	24.9	23.4	26.9	24.3	26.2	23.0	24.9	26.2	26.5	26.8	1.0%
AUS	20.5	22.1	23.1	29.0	41.5	55.6	67.8	75.4	77.9	78.5	82.7	81.1	82.0	1.2%
QAT	76.7	77.0	75.5	77.6	76.2	77.5	78.0	77.8	76.9	77.0	82.0	80.0	79.2	(0.9)%
TNT	13.7	14.4	14.1	12.4	10.4	10.2	10.1	12.5	11.9	6.2	8.5	7.7	8.2	7.3%
NIG	19.9	16.3	18.5	20.1	17.3	20.3	20.0	20.8	18.9	16.4	14.2	13.2	14.7	11.7%
OMA	8.2	8.4	7.8	7.4	7.8	8.2	8.0	10.3	8.5	10.2	11.3	11.4	10.8	(5.6)%
EGY	4.9	2.7	0.3	-	0.5	0.8	0.8	3.5	3.4	6.6	6.3	3.6	0.5	(84.8)%
EQG	3.5	3.7	3.7	3.6	3.2	3.9	3.8	2.8	2.6	2.7	3.8	2.8	4.4	54.9%
CAM	—	—	—	—	—	—	—	—	—	1.3	1.4	1.6	2.0	29.0%
NOR	3.3	2.8	3.9	4.4	4.6	3.9	3.9	4.7	3.3	0.2	2.8	4.4	4.7	5.0%
RUS	10.8	10.4	10.6	10.6	10.2	11.5	16.2	29.3	30.8	29.6	32.2	30.8	33.5	8.7%
YMN	5.2	7.0	6.5	1.4	—	—		0.0	0.0	0.0	0.0	0.0	0.0	—
PER	3.9	4.1	4.2	3.6	4.0	3.7	3.8	3.8	3.6	2.6	4.0	3.5	4.2	17.8%
FRA					1.1	1.1	1.0	0.0	0.0	0.0	0.0	0.0	0.0	—
BEL#	0.3	1.1	1.1	0.9	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—
ESP#	1.2	2.1	3.8	2.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—
Papua	—	—	3.4	7.1	7.6	8.1	8.0	8.2	8.2	8.3	8.4	8.1	8.0	(2.0)%
Others##	0.7	0.9	1.5	1.4	3.2	3.2	6.2	5.7	1.7	3.5	2.2	7.1	8.5	19.7%
Total	236.9	237.5	243.3	247.4	253.0	290.7	313.0	354.7	357.3	372.3	401.4	408.4	412.4	0.0

# Include re-exports

## Includes re-exports from Brazil, France, Portugal, South Korea, Japan and Greece

(1) Provisional estimate

Source: BP statistical review, Drewry

Major LNG exporting regions have undergone significant transition in the last ten years with market share of Indonesia and Malaysia having sharply declined. Australia surpassed Qatar as the largest LNG producer and exporter in 2020. Australia’s LNG exports constituted 20.6% of the global LNG exports in 2022 and 19.7% of the global LNG exports in 2023, making it the second biggest LNG exporter. US LNG exports surged in 2022 due to increased demand from the European countries and higher LNG prices. The US emerged as the second biggest LNG exporter in 2022 and became the biggest LNG exporter in 2023 constituting 21.5% of the global LNG exports. The US maintained its position of being the largest LNG exporter in 2024 with 21.7% market share. Qatar is now the world’s third largest producer and exporter of LNG, accounting for close to 19.7% of the global LNG export in 2023 and 19.2% of the global LNG exports in 2024.

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

U.S. LNG exports have ramped up significantly in the last six years, increasing from 3.2 million tons in 2016 to 89.4 million tons in 2024. The country’s LNG exports have mainly benefited from the new liquefaction terminals coming on stream. Major LNG terminals coming on stream in the last few years include Sabine Pass, Dominion Energy Cove Point, Cameron LNG, Freeport LNG, Cheniere’s Corpus Christi terminal second train, Cameroon LNG, Elba Island, Freeport LNG, five of 10 small trains of Kinder Morgan Inc.’s Elba Island facility and Plaquemines LNG T1-18. More than 66% of the U.S. LNG exports headed to Europe in 2023, a drastic shift in trade over 2021 when Asia was the world’s largest importer of LNG and the biggest buyer of US supplies. The share of US LNG exports in the Asian and South American markets increased in 2024, while it weakened for Europe. The shift was due to subdued European LNG imports and strong Asian LNG demand. As of December 31, 2024, LNG export terminals with an aggregate capacity of 81.8 million tons per annum are under construction in the US.

Sakhalin 2, the first LNG project in Russia which started in 2009 (11 mtpa), is the main export contributor apart from the recent Yamal project in the fourth quarter of 2017, Russia started the first phase of the Yamal LNG project and commenced its first phase of production with a nameplate capacity of 5.5 million tons. The second and third train of the project came online in July 2018 and November 2018 respectively. The third train of the project commenced operations a year ahead of schedule and the project has added an aggregate capacity of 16.5 million tons to the global LNG production. In 2019, Russia added 0.7 mtpa of capacity and the country’s LNG exports surged 32.1 percent to 21.4 million tons with Yamal LNG project ramping up to full capacity. Russian LNG exports have increased in recent years with Yamal LNG project ramping up its full capacity. The ongoing Russia-Ukraine war did not impact Russian LNG exports in 2022 as the country registered growth of 8% in 2022 on the previous year. After declining in 2023, Russian LNG exports increased 8.7% compared to the previous year in 2024 despite prolonged scrutiny and Europe’s plans to shun Russian LNG. In fact, Russian LNG exports were supported by increased supply to Europe in 2024, with Belgium, France and Spain remaining the largest markets for Russian LNG.

The EU sanctions adopted against Russia so far have not imposed a direct ban on Russian LNG imports. However, the EU and US technology sanctions have started to affect Russia’s LNG expansion plans. Arctic LNG T2 (6.6 mtpa) has been halted despite loading a few cargoes in early 2024. Meanwhile, planned capacity at Murmansk LNG (20 mtpa) and Arctic LNG T3 stands stalled amid growing stringency on Russia’s expansionary plans. With the EU’s ban on Russian trans-shipments, more direct LNG shipments to Europe could be recorded in the absence of any policy measure to reduce dependency on Russian LNG. Moreover, the ban on Russian trans-shipment, effective March 2025, could dent Russian LNG trade from the Arctic as about 20% of Novatek’s Yamal LNG passes through the EU before being re-exported, mainly to Asia. The EU sanctions adopted against Russia so far have not imposed a direct ban on Russian LNG imports.

LNG Demand

In tandem with the growth in the number of LNG suppliers, there has been a corresponding increase in the number of importers. In 2010, there were 34 countries importing LNG and by December 2024, the number increased to 45.

LNG imports by country between 2012 and 2024 are shown in the table below. Despite an increase in the number of importers, Japan, South Korea, and China provide the backbone of LNG trade, collectively accounting for 45% of the total LNG imports as of the end of 2023. While these countries are among the three largest LNG importers, their share in global LNG import has declined sharply in since 2022 (from 53% in 2021 to 45.6% in 2024) due to the increase in LNG import by the European countries and power generation from nuclear and renewable sources in Japan and South Korea. The fast-declining Russian gas supply to Europe forced the region towards LNG to counter the deficit.

China’s LNG imports surged in 2017 and surpassed South Korea’s to become the second biggest LNG importing nation. China became the largest LNG importer in 2023. There has also been strong growth of LNG imports by India, Taiwan and Spain due to increasing demand from the power sector in those countries and their respective government’s focus on the use of natural gas as a source of energy to reduce air pollution caused by conventional sources of energy.

China’s LNG imports commenced in 2006 and have since grown exponentially from 0.7 million tons in 2006 to 76.8 million tons in 2024. The country’s LNG imports expanded by a 41% year on year in 2018 as it took steps to shift from coal to natural gas for heating households during the winter because of the government’s policy to increase the share of natural gas in the overall energy demand. After showing strong growth momentum in 2017 and 2018, China’s LNG imports growth rate has slowed down in the last two years. The country’s LNG imports grew 14.8% YoY to 61.9 million tons in 2019 and 10.1% YoY in 2020. The pandemic-induced demand slump adversely affected Chinese LNG demand in 1H20 with major Chinese LNG importers declaring force majeure. Chinese LNG demand surged in 2021 buoyed by a recovering economy, low inventories and the start of additional regasification capacities. China LNG imports declined 11.7% year over year in 2022 due to the sluggish economic growth, zero-COVID-19 policies and Russia-Ukraine war. With a steady recovery in Chinese economy and lifting of COVID-19 restrictions in January 2023, the country’s LNG imports bounced back in 2023. Chinese LNG imports grew at a slower pace in 2024 compared to 2023 mainly due to increased pipeline gas supply from Russia and lower than expected economic growth.

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

LNG Imports by Country 2010-20241

(Million Tons)

Importer	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024e
Argentina	3.4	4.7	4.8	4.3	3.8	3.4	3.0	1.2	1.4	2.5	0.4	1.9	4.7
Belgium	3.1	1.6	2.1	2.8	2.1	0.9	1.6	5.1	5.9	3.3	7.2	9.1	5.5
Brazil	2.5	4.1	5.8	5.2	2.2	1.6	2.0	2.3	2.4	7.0	2.2	0.9	6.5
Canada	1.3	0.8	0.6	0.5	0.2	0.3	0.4	0.4	0.6	0.5	0.3	0.1	0.4
Chile	3.0	3.0	2.8	3.1	3.1	3.3	3.6	2.5	2.7	3.1	2.1	2.6	2.0
China	14.6	18.3	19.8	19.1	26.2	38.2	53.9	61.7	68.9	79.3	63.8	71.6	76.8
Dom. Rep.	0.9	1.2	0.9	1.3	1.3	0.9	1.2	1.2	1.2	1.5	1.1	1.0	1.8
Egypt	—	—	—	2.8	0.6	6.2	2.5	0.1	0.0	0.0	3.9	2.3	2.6
France	7.5	6.4	5.4	4.8	7.0	7.4	7.8	15.6	13.1	12.3	25.5	28.2	18.8
Greece	0.7	0.5	0.4	0.3	0.0	1.3	1.5	2.1	2.2	1.6	2.1	1.8	2.1
India	15.0	12.8	13.8	15.9	16.5	18.7	22.3	23.4	26.6	24.0	20.5	22.1	27.7
Indonesia	0.7	1.0	1.6	2.0	2.0	2.6	2.0	3.7	2.8	3.3	2.7	2.1	2.7
Israel	—	0.4	0.3	0.4	0.0	0.5	0.0	0.6	0.6	0.1	0.0	0.0	0.0
Italy	5.2	3.7	3.5	4.3	4.1	6.0	5.6	9.8	9.1	6.9	9.5	11.4	10.4
Japan	86.7	87.0	88.0	86.2	83.3	83.6	82.9	76.9	74.4	74.4	72.2	66.1	64.8
Jordan	—	—	—	2.9	3.3	3.3	3.0	1.4	0.8	0.2	0.1	0.2	1.3
Kuwait	2.0	1.6	2.7	2.7	2.7	3.5	3.0	3.6	4.1	5.3	5.8	5.2	5.9
Lithuania	—	—	0.1	0.4	0.0	0.9	0.0	1.4	1.4	1.1	0.8	0.8	2.2
Malaysia	0.1	1.5	1.7	1.6	1.2	1.8	1.1	2.7	2.6	2.0	2.4	2.3	2.9
Mexico	3.5	5.7	6.8	5.2	4.3	4.8	4.2	4.9	1.9	0.6	0.4	0.5	0.7
Netherlands	0.6	0.6	0.4	0.4	1.1	0.8	1.0	5.8	5.3	5.6	12.3	16.5	17.2
Pakistan	—	—	—	1.1	2.9	4.6	6.0	8.1	7.4	8.2	7.5	5.9	6.6
Portugal	1.5	1.8	1.2	0.7	0.7	2.7	1.2	4.1	2.7	4.1	4.5	3.5	3.4
Puerto Rico	1.0	1.3	1.3	1.2	0.9	0.9	1.0	1.4	0.9	1.5	0.6	1.0	1.5
South Korea	35.9	39.6	37.3	31.9	32.1	37.8	44.0	40.1	40.8	46.9	46.0	44.9	46.3
Spain	14.7	10.9	11.5	9.5	9.6	12.1	10.0	15.7	15.1	13.8	21.9	19.7	12.1
Singapore	—	0.9	1.9	2.2	2.2	3.0	3.2	3.3	3.2	3.1	4.0	4.4	7.8
Taiwan	11.7	12.6	13.2	13.7	14.2	16.6	16.7	16.7	17.8	19.4	20.3	19.9	21.9
Thailand	1.0	1.5	1.4	2.6	3.1	3.8	4.4	5.0	5.6	6.6	8.2	11.2	12.4
Turkey	5.7	4.0	5.3	5.5	5.6	7.3	7.1	9.4	10.7	10.0	9.6	10.1	11.0
UAE	1.0	1.1	1.3	1.6	1.5	2.5	2.8	1.4	1.5	1.2	1.8	1.9	1.0
UK	10.0	6.8	6.1	9.4	7.7	4.9	6.6	13.6	13.5	11.0	18.0	15.6	7.4
USA	3.7	2.0	1.2	1.9	1.8	1.5	1.8	1.0	0.9	0.4	0.9	1.0	1.1
Africa	—	—	—	—	7.4	—	—	—	—	—	7.3	7.0	7.1
Others	—	—	—	—	3.4	2.8	5.6	9.0	8.1	11.3	15.4	15.9	16.0
World Total	236.9	237.4	243.3	247.3	258.3	290.3	313.0	354.7	356.1	372.3	401.3	408.4	412.4

* Includes Colombia, Jamaica and Poland

(1) Provisional estimate

Further expansion of regasification and terminal import infrastructure will support the continued growth in Chinese LNG imports. China is not different from the U.S. in that China also has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies, creating demand for imported LNG. Monthly trends in LNG imports among Asian importers between January 2010 and February 2025 are shown in the chart below.

Asian LNG Imports: 2010-February 2025

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

International trade in natural gas has grown 24.5% between 2014 and 2024, with the volume of LNG trade currently being 1.7 times greater than 2014 levels and accounting for about 45% total natural gas trade. As a result, LNG has captured a growing share of international gas trade, primarily due to the diversification of consumers, flexibility among producers, cost-efficient transport and competitive gas prices. International trade in natural gas grew 1.3% year over year in 2024 after declining 3.1% year over year in 2023 as LNG trade increased.

World Natural Gas Trade 2011–––-20241

(Billion Cubic Meters)

(1) Provisional estimate

Source: Drewry

LNG Shipping Routes

Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2024, the principal trade routes for LNG shipping included Qatar to Europe (the United Kingdom, Italy and Spain), Qatar to Asia (India, Japan and South Korea), Australia to Asia (China, Japan and South Korea), Malaysia to Japan, US to Europe, US to Asia (South Korea and Japan), Russia to Asia (Japan, South Korea, Taiwan and China), Russia to Europe (France, Netherland, United Kingdom and Spain) and US to Europe and Asia.

One important result of the geographical shifts in LNG production and consumption is that demand for shipping services (expressed in terms of ton miles) has grown at a much faster rate than the underlying increases in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and the discharge ports on each voyage. During 2014-2024, demand for LNG shipping services, expressed in terms of ton miles, has increased at a compound average growth rate (CAGR) of 7.3%, compared with a 5.4% increase in the volume of cargo carried.

LNG Seaborne Trade 2010-20241

(1) Provisional estimate

Source: Drewry

LNG Trades Requiring Ice Class Tonnage

Ice Class Vessel Classifications

Ice class designations are assigned to ships that are strengthened to navigate in specific ice conditions. Ice class vessels are governed by different ice class rules and regulations depending on their respective area of operations.

Baltic Sea

●	Bay and Gulf of Bothnia, Gulf of Finland - Finnish-Swedish Ice Class Rules (FSICR)
●	Gulf of Finland (Russian territorial waters) - Russian Maritime Register (RMR) Ice Class Rules

Arctic Ocean

●	Barents, Kara, Laptev, East Siberian and Chukchi Seas - Russian Maritime Register (RMR) Ice Class Rules
●	Beaufort Sea, Baffin Bay, etc. - Canadian Arctic Shipping Pollution Prevention Rules (CASPPR)
●	RMR Ice Class Rules

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

The FSICR and the system of ice navigation operated during the winter months in the Northern Baltic are the most well-developed criteria and standards for ice navigation. The system of ice navigation comprises three fundamental elements:

●	Ice class merchant vessels (compliant with the FSICR for navigation in the northern Baltic);
●	Fairway navigation channels; and
●	Ice breaker assistance.

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

Ice Class LNG Fleet

The number of ships in the international LNG fleet with an ice class standard is very low. As of February 2025, there were only 33 LNG carriers with Ice Class 1A and Ice-Class 1A Super Standard in operation and 13 vessels on order.

Northern Sea Route (NSR)

Currently, cargo flows through the NSR are dominated by oil, gas and mineral exports, particularly coal and iron ore. Demand for shipping for these commodities in the region has been increasing in recent years, driven by several key factors, including:

●	reduced level of sea ice has extended the summer shipping season in the Arctic and is making some areas easy to navigate;
●	increase in mineral resource development activities in the Arctic;
●	commodity demand growth in Asian economies;
●	technological developments which have made NSR a more feasible shipping route than in the past; and

●	chronic political problems in the Middle East, piracy in North Africa, and non-transparent commercial disputes over the Suez in Egypt.

These factors have made NSR a promising alternative.

Northern Sea Route

Source: Drewry

With Yamal LNG project coming on stream in 2016, LNG export through Northern Sea Route (NSR) has increased 107.5% between 2019 and 2024. In 2022, cargo to Asia from Yamal LNG declined as more cargo went to Europe. Cargo to Asia from Yamal LNG recovered in 2023. However, cargo to Asia from Yamal LNG declined, driven by increased Russian pipeline gas export from Russia to China via Power of Siberia and more exports to Europe.

LNG exports through the Northern Sea Route

	2019	2020	2021	2022	2023	2024
Number of Vessels	20	35	47	32	36	42
Total Cargo Volume (Thousand tons)	1,517.5	2,655.9	3,553.0	2,417.9	2,720.9	3,149.5

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

Russia began production at the first train of the Yamal LNG project in December 2017, while the second and third train of the project began production in July 2018 and November 2018, respectively. The Yamal project (located in remote northern Russia, above the Arctic Circle) has capacity to produce 17.4 million tons of LNG (as of February 28, 2023). In December 2018, Yamal LNG offloaded its one hundredth LNG cargo since the beginning of the first train of the project in December 2017. The Yamal LNG project attained full capacity in 2019 and Russia’s LNG exports increased 32.1% in 2019 over the previous year.

Russian LNG exports increased 8.8% YoY in 2022 despite ongoing Russia-Ukraine war. Russian LNG exports declined 2.6% year over year in 2023 due to planned maintenance at its plants. Drewry expects that increased Russian LNG exports will increase the demand for ice class vessels as the transportation from Yamal and Arctic LNG1 project to Asian and European countries will require a specialized category of ice-breaker LNG carriers capable of taking the shorter Arctic route. However, exit of some of the foreign partners from Russian projects following Russia-Ukraine crisis and the EU’s technology sanctions may impact the progress on Arctic LNG2 and Arctic LNG3 project and consequently LNG ship demand related to these projects.

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

As of February 2025, the global shipping fleet comprises 571 LNG-capable vessels (i.e., non-LNG carriers) with another 668 vessels on the orderbook. The number of LNG-fueled vessels on the water is set to increase in coming years. 59 LNG-capable vessels aggregating 2.6 mdwt were delivered in 2021, 121 vessels aggregating 8.7 mdwt were delivered in 2022 and 116 vessels aggregating 15.4 mdwt delivered in 2023 and 170 vessels aggregating 13.9 mdwt delivered in 2024. These promising numbers highlight the industry’s rising inclination towards accepting LNG as a bunker fuel.

EU Environmental Regulations

On July 14, 2021, the European Commission published a package of draft proposals as part of its “Fit for 55” environmental legislative agenda and as part of the wider EU Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector, or ETS, which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation which came into force on January 1, 2025 and which requires all ships above a gross tonnage of 5,000 to carry on board a “FuelEU certificate of compliance” from June 30, 2026, as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, ETS is to apply gradually over the period from 2024 to 2026. For instance, 40% of ETS allowances would have to be surrendered in 2025 for the year 2024; 70% of ETS allowances would have to be surrendered in 2026 for the year 2025; and 100% of ETS allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a company-wide (rather than per ship) basis and “shipping company” is defined broadly to capture both the ship owner and any contractually appointed commercial operator/ship manager/charterer. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances will be auctioned and there will be no free allocation. 78.4 million emissions allowances are allocated specifically to maritime. From a risk management perspective, new systems, including personnel and data management systems, costs recovery mechanisms, revised service agreement terms, and emissions reporting procedures will have to be put in place, at potentially significant cost, to prepare for and manage the administrative aspect of ETS compliance.

The first compliance deadline of August 31st for submission of Fuel EU Monitoring Plans by shipping companies under FuelEU has now passed. The next challenge for shipping companies is to avoid incurring penalties under Fuel EU by either purchasing compliant fuels and/or vessels or by entering into pooling agreements with other shipping companies in order to meeting compliance in 2026 and beyond. Preparation and putting in place a robust compliance strategy for Fuel EU is an essential part of mitigation action and reduces exposure to regulatory and commercial liability going forward.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. The Hong Kong Convention was recently ratified and is due to enter into force on June 26, 2025. The EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from December 31, 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and will enter into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

The new EU Waste Shipment Regulation 2024/1157 came into effect on May 20, 2024, and seeks to clarify the legal framework applicable to the recycling of EU-flagged ships. Ships can now be recycled in recycling facilities located outside of the OECD if they meet the requirements of the SRR and are added to the EU list. Furthermore, the new Environmental Crime Directive 2024/1203 also came into effect on May 20, 2024, and makes it an offense punishable by substantial fines for unlawful recycling of ships that fall within the scope of SRR. Member states have two years to implement this directive.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag, as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

On November 10, 2022, the EU Parliament adopted the CSRD. EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (e.g., respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply for financial years starting in 2024 to large EU and non-EU undertakings subject to certain financial and employee thresholds being met. New systems, including personnel and data management systems, and reporting procedures will have to be put in place, at a significant cost, to prepare for and manage the administrative aspect of CSRD compliance. We note that following the publication of the Omnibus package of proposals on February 26, 2025 which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed and to 2028. If implemented into law, the Omnibus package will simplify compliance for SMEs and all companies with up to 1,000 employees and €50 million turnover will be outside the scope of the CSRD. For the companies in scope (above 1,000 employees and €50 million turnover), the Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The proposed provisions in CSRD also create a derogation for companies with more than 1,000 employees and a turnover below €450 million by making the reporting of Taxonomy voluntary, and also, put a stronger emphasis on transition finance by introducing the option of reporting on partial Taxonomy-alignment.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) has also been proposed as part of the Fit for 55 package to establish a corporate due diligence duty. Though the European Parliament agreed on its negotiating position on the European Commission’s proposal for CSDDD on June 1, 2023, the same was later rejected. Following numerous postponements and difficulty reaching agreement, the Belgian presidency put forward the “final” compromise text in April 2024, although certain provisions were further altered after receiving pressure from a number of member states. The primary change of the changes proposed and accepted by member states relates to thresholds and scope. The number of employees was raised from 500 to 1,000 and the turnover threshold was raised from €150 million to €450 million, which means that only a third of companies will be covered by the law as compared to what was contemplated in the initial proposal. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules will ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside of Europe. CSDDD will also apply to large companies. Companies that do not meet the CSDDD thresholds will still likely be impacted indirectly because their larger customers will require human rights and environmental data to be disclosed to enable their compliance. New systems, including personnel and data management systems, and reporting procedures, will have to be implemented, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance, which will likely commence in 2025.

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

Among the existing fleet, there are several different types of containment systems used on LNG carriers, but the two most popular systems are:

●	The Moss Rosenberg spherical system, which was designed in the 1970s and is used by a large portion of the existing LNG fleet. In this system, multiple self-supporting, spherical tanks are built independent of the carrier and arranged inside its hull.
●	The Gaz Transport membrane system, which is built inside the carrier and consists of insulation between the thin primary and secondary barriers. The membrane is designed to accommodate thermal expansion and contraction without overstressing the membrane.

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

LNG Fleet

The cargo capacity of an LNG carrier is measured in cbm. As of February 28, 2025, the worldwide fleet totaled 774 ships with a combined capacity of 116.7 million cbm. The breakdown of the fleet by vessel size is shown below.

The LNG Fleet by Vessel Size: February 28, 2025

Size	No.	000 Cbm
0-17,999 cbm	50	339
18-49,999 cbm	28	694
50-74,999 cbm	4	278
75-124,999 cbm	6	475
125-149,999 cbm	166	23,523
150-199,999 cbm	469	79,869
200-219,999 cbm	37	7,809
220,000+ cbm	14	3,727
Total	774	116,714

Source: Drewry

The changes in LNG fleet supply are a function of deliveries of new ships from the orderbook and the removal of existing vessels through scrapping. The increases in seaborne LNG trade and ship demand over the last three years have resulted in rapid growth in the overall fleet size. LNG fleet capacity has expanded at a CAGR of 7.2% per annum between 2014 and 2024. High deliveries in the last four years have led to a sharp increase in LNG fleet in these years.

LNG Fleet: 2015- February 2025

Source: Drewry

Within the current worldwide fleet, there are only 76 vessels with ice class certification and these vessels account for close to 9.6% of the global LNG fleet. These ships are a niche part of the market and command a premium over the freight rates of non-ice class vessels.

The age profile of the existing fleet as of February 28, 2025, is shown below. The average age of all LNG carriers in service is 10.5 years, with lower fleet ages for comparatively bigger vessels and smaller vessels. Whereas, mid-sized vessels are relatively older.

LNG Fleet Age Profile: February 28, 2025

Size Range in CBM	Average Age (Years)
0-18,000	8.5
18-50,000	9.3
50-75,000	22.7
75-125,000	4.5
125-150,000	21.3
150-200,000	6.5
200-220,000	14.1
220,000+	15.8
Average Age -Total Fleet	10.5

Source: Drewry

Due to high-quality construction and in most cases, high-quality maintenance, LNG carriers tend to have longer useful lives than oil tankers. However, older ships may find it harder to find employment. EEXI and CII regulations are expected to impact older steam turbine LNG vessels more. These vessels will need to reduce the speed. Ships built before 1990 will likely be replaced in the near future. Some of older tonnage may also get converted into FSRU. LNG fleet deliveries over last nine years are shown below. In early 2025 (till mid-March), two older steam turbine LNG vessels were sold for scrapping, demonstrating weak demand for these vessels.

LNG Fleet Delivery: 2015- February 2025

Source: Drewry, Note YTD 2023 deliveries include deliveries between January and February 2025

LNG Shipping Arrangements

LNG carriers are usually chartered for a fixed period of time. Shipping arrangements are normally based on charters of five years or more because:

●	LNG projects are expensive and typically involve an integrated chain of dedicated facilities. Accordingly, the overall success of an LNG project depends heavily on long-term planning and coordination of project activities, including marine transportation; and
●	LNG carriers are expensive to build, and vessel financing is supported by the corresponding cash-flow from long-term fixed-rate charters.

Most end users of LNG are utility companies, power stations or petrochemical producers with operations that depend on reliable and uninterrupted deliveries of LNG. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages and time charters of four years or less have become a feature of the market in recent years. However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term “spot trade” refers to a single voyage, which is arranged at a short notice. In the LNG market, the term “spot trade” refers to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months. With changing global LNG market, the vessel owners are gradually increasing their exposure to spot trade. Earlier shipowners used to employ more than 85% of their fleet on long-term charters and 10 to 15% of the fleet used to operate in spot trade. However, short term LNG trade data for last ten years indicates that with increasing imports of China from the spot market and taking advantage of the rate spike in winters and other market imbalances, shipowners have increased the spot market exposure in the range of 27 to 40%.

Short-term LNG trade 2011-2024

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

Spot LNG shipping rates plummeted in the first quarter of 2020 as the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade and LNG spot prices. The outbreak forced several countries to go into lockdown, leading to decline in the world GDP and consequently weak LNG demand. Many LNG cargos were cancelled due to weak Asian LNG demand and high European gas inventories. However, LNG demand recovered in the latter half of 2020 as countries started easing the lockdown. LNG spot shipping freight rates started increasing from November 2020 on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. Higher Asian LNG demand supported spot LNG shipping rates in 2021. LNG shipping spot rates surged in 2022 mainly driven by European LNG imports as Europe switched towards LNG to end its reliance on Russian gas. LNG shipping rates have normalized in the last two years after peaking in 2022. LNG shipping spot rates softened in 2023 due to high inventory levels both in Europe and Asia, relatively mild winter and rising nuclear and renewable power in Asia, which limited LNG demand. In 2024, LNG shipping rates continued to decline as higher fleet growth due to increased vessel deliveries and fewer demolitions, outpaced trade growth. Average LNG shipping spot rates reached a five- year (2020-2024) low in 2024.

Spot rate for LNG ships January 2012 – February 2025

(U.S. $ per day)

Source: Baltic exchange, Drewry

Russia-Ukraine war and impact on LNG shipping

The ongoing Russia-Ukraine war has led to a change in the LNG shipping trade pattern with Europe substituting Russian natural gas imports with LNG imports. The changing trade patterns have impacted LNG shipping with uncertainty over Russian gas supply to Europe, compelling the latter to increase its imports and upping the use of other alternatives – coal and nuclear- along with energy conservation measures. Europe accelerated FSRU-based LNG import projects to increase imports. The continent introduced about 10 import terminals (aggregating 41 mtpa), including eight FSRUs since the war. The rush to build import terminals in Europe eased considerably in 2023. Some projects were delayed or cancelled as the continent’s position got better compared to 2022. Europe’s shift to Russian gas seems unlikely in the event of a ceasefire in the Russia-Ukraine war, as the continent has spent billions of dollars to develop a resilient LNG infrastructure, in order to reduce its reliance on Russian gas. Furthermore, European players have signed several sale and purchase agreements to diversify their sources.

Israel-Hamas war and the Houthi crisis in the Red Sea impact on LNG shipping

US, Qatari and even Russian LNG vessels are transiting vis the Cape of Good Hope (COGH) due to the heightened Houthi attacks in the Red Sea, which adds premium insurance, increasing costs. The higher frequency of LNG vessels via COGH and reduced transits via the Suez and Panama canals could cause volatility in LNG shipping rates during the seasonal high demand. Transits via the COGH result in longer deployment of LNGCs, generating vessel demand and adding tonne miles. However, the high deliveries in 2023 and 2024 have countered the possible gains that the sector could reap due to the ongoing disruptions at the two major canals.

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

LNG Carrier Newbuilding Prices: 2010-2024

(End Period – U.S. $ Million)

Source: Drewry

Prices for larger sized LNG carriers of 210,000-220,000 cbm were around $215 million when they were first ordered in late 2004 and increased to $235 million in the summer of 2005.

Newbuilding prices reached an all-time high of $250 million around mid-2008, influenced by a number of factors including the declining dollar exchange rate, easy availability of finance, high steel prices, and tight shipbuilding capacity. However, newbuilding prices fell in the period between 2008 and 2011 due to a reduction in new orders. The newbuilding price for an LNG carrier increased marginally by 2% from $202 million in 2011 to $206 million in 2015, but dropped by 7.7% in 2016 due to weak freight rates and the resulting oversupply in the market. These prices continued to drop in 2017 before inching up by a marginal 1.4% on account of increased ordering activity in 2018 and thereafter 2.9% year over year to $189.3 million in 2019 with a demand for better technology LNG vessels and higher competition for slots at shipyard. Newbuilding orders surged in 2018 and 2019 due to positive outlook of high liquefaction capacity to be added in the coming years, which would have created demand for additional LNG vessels. Newbuilding prices declined in 2020 due to weak LNG prospects and lower new orders. Increase in newbuilding prices in 2021 is on account of lower availability of LNG shipbuilding slots and inclusion of energy efficiency equipment. Newbuilding prices continued to increase in the last three years (2022-2024) on account of tight shipbuilding capacity and high vessel demand. However, the growth rate of newbuilding prices declined in 2024, and newbuilding prices seem to have found a ceiling owing to a fast build-up in LNG shipbuilding capacity in China.

Second-hand Prices

Sale and purchase transactions of LNG vessels are limited in number. The secondhand price of a five-year old 150,000cbm LNG vessel declined by 7.9% in 2016, 5.4% in 2017, and 5.1% in 2018. After falling between 2016 and 2018, secondhand vessel prices rose 1.5% year over year in 2019 on account of increase in newbuilding prices, rise in demand for MEGI and DFDE vessels with increase in spot trading and expectation of significant liquefaction capacity to be added in 2019. Secondhand LNG prices declined in 2020 in line with softer LNG spot rates for majority of the year. Increase in secondhand vessel prices in 2021 is mainly driven by strong prospects of LNG vessels and increase in newbuild prices. Secondhand prices increased in 2022 and in most of 2023 due to high demand and sale for potential conversion to FSRU (particularly for older tonnage). Secondhand prices declined in 2024 mainly driven by softening of LNG shipping charter rates.

LNG Carrier Second-hand Prices: January 2016 – February 2025

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

In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the “IGF Code,” which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code and the amendments to SOLAS became effective January 1, 2017. Amendments to the IGF Code relating to regulations on loading limit for liquefied gas fuel tanks, regulations for fuel distribution outside of machinery space, and others became effective in January 2024. IGF Code amendments regarding the application of high manganese austenitic steel for cryogenic service in cargo and fuel tanks of LNG carriers and LNG-fuelled ships are expected to become effective on January 1, 2026.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020. Additional amendments to Annex VI became effective in April 2022, and revised, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertain to the sampling and testing of onboard fuel oil. Additional amendments to Annex VI, requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Recently at the MEPC78, the IMO approved a proposal for a new ECA for the Mediterranean Sea as a whole. These amendments entered into force on May 1, 2024, however ships operating in this ECA will be exempted from compliance with the 0.1% m/m sulfur content standard for fuel oil until July 1, 2025. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which will become effective on March 1, 2026. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now amended Annex VI provides for a three-tier reduction in Nitrogen Oxide (NOx) emissions. Under the amendments, Tier III NOx standards apply to ships that operate in the ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future (such as the Canadian Arctic and the Norwegian Sea). At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters, and Norwegian Sea), came into effect in January 2021. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. At MEPC 81, measures already in force such as the Data Collection System for fuel oil consumption of ships (IMO DCS), Energy Efficiency Existing Ship Index (EEXI) and Carbon Intensity Indicator (CII) regulations were reviewed along with discussions on mid-term measures and lifecycle assessments of marine fuels with an aim to achieve the reinforced levels of ambition. Furthermore, MEPC 81 agreed on an illustration of a possible draft outline of an “IMO net-zero framework” for cutting greenhouse gas emissions (GHG) from international shipping. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with application to new oil tankers and bulk carriers from July 1, 2016. The SOLAS Convention regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”). Amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective July 1, 2024, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004 and entered into force in 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Based on subsequent amendments, all ships must meet the D-2 standard by September 8, 2024. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book entered into force on February 1, 2025.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and E.U. authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and E.U. ports, respectively. As of the date of this annual report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The year 2025 marks a change in administration in the United States. President Trump has signed a number of executive orders and directives that are likely to have an impact on U.S. regulations. For example, a regulatory freeze was issued, which permits the withdrawal of rules sent to be published and authorizes those in charge of federal agencies to delay for 60 days the effective date of rules that have been published but are not yet effective. This regulatory freeze impacts U.S. EPA decisions and proposed amendments. Additionally federal agencies have placed employees on leave as a result of an executive order regarding diversity, equity and inclusion programs, which may impact implementation and enforcement of regulations. This and additional executive orders could impact regulatory requirements.

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

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. Effective March, 2023, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311(c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third-party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply with and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility. Ships calling at U.S. ports hold a valid COFR coverage in accordance with the U.S. federal requirements.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feel in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. If the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports.

Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Compliance with the EPA, U.S. Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. All of our vessels carry a valid electronic NOI, or “eNoI.” Under the U.S. National Invasive Species Act, or NISA, newbuilding vessels constructed after December 1, 2013, are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the E.U. amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The E.U. has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The E.U. also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the E.U. with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the E.U. has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the E.U. imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, E.U. member states must also ensure that ships in all E.U. waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On April 18, 2023, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the EU Emissions Trading system which has been in place since 2005. On July 14, 2021, the European Parliament formally laid down a proposal for the revision of the EU Emissions Trading Directive (ETS), as part of the Fit for 55 Package, which would involve gradually including the maritime sector in the ETS from 2024 and phasing the sector in over a three-year period. The final approval was made on May 10, 2023. and is the first of its kind to apply to the maritime sector. It is the first time that the polluter pays principle will apply to maritime. ETS now applies to ships above 5000GT from 2024 on a phased basis. 2025 is the first year of reporting and surrender of EU ETS emissions allowances (“EUAs”). This means that ships that are in scope and which enter E.U. ports will have to report on 100% of their E.U. emissions and 50% of non-E.U. emissions. Furthermore, ships that are in scope will have to surrender 40% of their allowances for the year 2024 in 2025; 70% for the year 2026 in 2025; and 100% for the year 2026 in 2027. Whilst responsibility for compliance is placed on the “shipping company” (defined as the ship owner or the entity that contractually assumes responsibility for compliance with ETS), the agreed ETS also mandates member states to pass national laws which oblige charterers or commercial operators of the ships to reimburse the “shipping companies” pay for their share of pollution as part of the ETS costs clause. Enforcement and compliance will be on a company wide basis (as opposed to the EU MRV system where compliance is on a per ship basis). Member states had until December 31, 2023, to introduce national legislation which gives effect to ETS requirements for maritime. However, only Denmark brought in national legislation in respect of EU ETS.

Additionally, on July 25, 2023, the European Council of the European Union adopted FuelEU under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, the Maritime Fuel Regulation requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal will take at least one year to complete.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism. These regulations could cause us to incur additional substantial expenses.

The E.U. made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The E.U. also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at E.U. ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the E.U.’s carbon market are also forthcoming.

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

Any passage of climate control legislation or other regulatory initiatives by the IMO, the E.U., the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

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

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code. Procedures are outlined in the IT Systems and Cyber Security Manual included in our Management System while the Partnership holds a valid ISO 27001 certification as of February 11, 2020, for our in-house management of IT services to the Head Office and the fleet vessels.

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

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our debt agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

C.ORGANIZATIONAL STRUCTURE

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

Overview

Since our IPO in November 2013, we have been a limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels to date. However, as a result of the significant challenges facing the listed midstream energy MLP industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging. As of the date of this annual report, all six vessels in our Fleet are contracted to time charters, with international energy companies, including SEFE, Equinor, Yamal and NextDecade, providing us with the benefits of stable cash flows and high utilization rates. We believe that we are well regarded by our charterers for our expertise and history of safety in conducting our operations. We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms. As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage our reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in the transportation of energy or other energy-related projects, including floating storage regasification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third-party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our future plans for growth.

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

Charter rates for LNG vessels started declining from 2013 as the supply increased more than the increase in demand. Global liquefaction capacity grew marginally with only the Angola LNG plant becoming operational in 2013. The trend continued in 2014 to 2017 as additional tonnage negated the effect of new liquefaction plants coming online. The impact of excess vessel supply caused by the delivery of 28, 27, 28 and 24 vessels in 2014, 2015, 2016 and 2017, respectively, showed on spot rates, which fell sharply. Low crude oil prices intensified the challenges in the LNG shipping market as it delayed the completion of liquefaction projects. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan a switch back to nuclear power. Towards the end of 2017, a surge in the Chinese LNG imports, due to a switch from coal to gas for heating purposes, helped the LNG freight rates recover sharply. In 2018, average spot LNG charter rates were more than double of 2017 mainly driven by the vessel shortage as Asian LNG imports surged. Spot charter rates declined in 2019 on account of declines in Chinese LNG import growth rates, higher LNG inventory levels in Europe and Asia and a mild winter. Spot LNG shipping rates declined in 2020 as COVID-19 adversely impacted global LNG trade. Many U.S. LNG cargos were cancelled due to weak Asian LNG demand. However, spot LNG shipping rates increased from November on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. High Asian LNG demand supported spot LNG shipping rates in 2021. LNG shipping spot rates increased in 2022 mainly driven by higher European LNG imports as Europe switched towards LNG to transition its reliance on Russian gas. LNG shipping spot rates softened in 2023 due to high inventory levels both in Europe and Asia, relatively mild winters and increases in nuclear and renewable power in Asia. LNG shipping spot rates softened in 2024 due to higher fleet growth outpacing the trade growth.

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

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of Revenue Earning Days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues may also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Additionally, under our time charter arrangements, the charterers have agreed to provide us with EU ETS emissions allowances (“EUAs”) arising under the EU ETS, mentioned below, and the value of the EUAs is recorded within Voyage revenues in the Consolidated Statements of Income, unless the voyage is during a period of offhire.

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

Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses and agency fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on charters with initial terms of less than two years due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. These commissions do not include the fees we pay to our Manager, which are described below under “—Management Fees.” Under the EU ETS, we are required to surrender EUAs equivalent to the emissions from voyages either starting in or ending in an EU port. The value of the EUA obligations incurred by us under the EU ETS is included in Voyage expenses in the Consolidated Statements of Income.

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

Dry-docking. We must periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we mandatorily dry-dock our vessels every 60 months until the vessel is 15 years old. If a vessel is less than 15 years old, an “in water survey in lieu of dry-dock” can take place in between the two special surveys, which statutorily must occur every five years. For vessels that are 15 years or older, dry-docking takes place every 36 months as required by classification societies, or, subject to special considerations, an “in water survey in lieu of dry-dock” can take place between the two special surveys. Special survey and dry-docking costs (consisting of direct costs, including shipyard costs, paints and class renewal expense, and peripheral costs, including spare parts, service engineer attendance) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. We expect that dry-docking and special survey costs will increase as our vessels age. The three steam turbine vessels in our Fleet completed their most recent scheduled special survey and dry-docking repairs, as well as the installation of the BWTS in 2022. In 2023, our three TDFE propulsion system vessels completed their scheduled dry-docks and had their BWTS installed.

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

Interest and Finance Costs. We incur interest expense on outstanding indebtedness under our existing debt agreements which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing debt agreements, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing debt agreements, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”

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

Apart from the agreed hire rate, we may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of our expenses and is recognized together with the lease component over the duration of the charter. We have made an accounting policy election to recognize the related ballast costs, which mainly consisting of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortized over the charter period. Voyage expenses, primarily consist of commissions which are paid by us as well as port, canal and bunker expenses that are unique to a particular charter and which are paid by the charterer under the time charter arrangements or by us during periods of off-hire. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are incurred as our revenues are earned.

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

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and by estimating charter rates for the unfixed days over the estimated remaining economic life of each vessel. Estimates of the daily time charter equivalent for the unfixed days are based on a combination of the average of the trailing 10-year historical charter rates adjusted for expected off-hires due to scheduled vessels’ maintenance and estimated unexpected breakdown off-hires. Expected outflows for scheduled vessel maintenance and vessel operating expenses are based on the Partnership’s budget by using historical data, which is adjusted annually with the assumption of an annual inflation rate of up to 2%. In developing the estimate for the effective fleet utilization, the Partnership takes into account the period(s) each vessel is expected to undergo its scheduled maintenance (dry-docking and special surveys) and each vessel’s loss of hire resulting from repositioning or other conditions.

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

Considering that there were not any significant changes in circumstances that would indicate that the carrying value of our vessels may not be recoverable, we did not perform a review for impairment as of December 31, 2024. Using the framework for estimating future undiscounted net operating cash flows described above, we completed our impairment analysis for the year ended December 31, 2023, for those operating vessels that indications of impairment existed. Our impairment analysis as of December 31, 2023, indicated that the carrying amount of our vessels, was recoverable, and therefore concluded that no impairment charge was necessary.

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

The table set forth below indicates the carrying value of each of our vessels as of December 31, 2024 and 2023.

			Carrying Value
			(in millions of U.S. dollars)
			as of
	Capacity	Year Built/	December 31,	December 31,
Vessel	(cbm)	Purchased	2024	2023
Clean Energy	149,700	2007	$98.0	$102.9
Ob River	149,700	2007	98.4	103.1
Amur River	149,700	2008	106.4	111.4
Arctic Aurora	155,000	2014	152.7	158.5
Yenisei River	155,000	2014	143.4	148.8
Lena River	155,000	2015	166.3	172.7
TOTAL	914,100		$765.2	$797.4

As of December 31, 2024, there were no indications that the carrying amounts of the vessels in our Fleet may not be recoverable. Thus, no impairment analysis was performed. As of December 31, 2023, the carrying amounts for two of the vessels in our Fleet were above the average of their values as assessed by third-party valuations and therefore we tested these two vessels for potential impairment. In assessing the recoverability of our vessels’ carrying amounts, the undiscounted projected net operating cash flows of the vessels significantly exceeded their carrying amounts resulting in no impairment loss being recognized. We refer you to the risk factor entitled “Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss” and the discussion herein under the heading “Item 3. Key Information—D. Risk Factors —Risks relating to our Partnership.”

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

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values. Management estimates residual value of our vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT per LNG carrier, which represents our estimate of the market value of the ship at the end of its useful life. Useful economic life of each vessel in our Fleet is estimated to be 35 years from their initial delivery from the shipyard. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. Effective from October 1, 2019, we reduced the average scrap rate estimate from $0.685 to $0.500 per lightweight ton per LNG carrier, following a reassessment of the scrap rate. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Recent Accounting Pronouncements

For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this annual report.

Results of Operations

Year ended December 31, 2024 compared to the year ended December 31, 2023

Voyage Revenues. Voyage revenues increased by $7.5 million, or 5.0%, to$156.4 million in the year ended December 31, 2024, compared to $148.9 million for the year ended December 31, 2023. Excluding non-cash items, which related to the amortization of deferred revenue and the value of the EUAs due to us by the charterers of our vessels, under time charter employment, voyage revenues increased by $18.1 million. This increase in voyage revenues was primarily due to the increase in the hire rate of the Arctic Aurora following its new time charter party agreement with Equinor ASA, which took effect in October 2023.

Revenues from contracts with customers. In the year ended December 31, 2024, revenues from contracts with customers were nil, compared to $11.6 the year ended December 31, 2023. Revenues from contracts with customers include compensation from Yamal for services regarding the special surveys of the Lena River and the Yenisei River, which were completed in the year ended December 31, 2023, as per the terms of the charter party agreements.

Voyage Expenses—including related party. In the year ended December 31, 2024, voyage expenses were $6.4 million, compared to $3.3 million for the year ended December 31, 2023, representing an increase of $3.1 million or 93.9%. The increase is primarily associated with the corresponding value of the EUAs, mentioned above, which we are obliged to surrender to the EU authorities.

Vessels’ Operating Expenses. Vessel operating expenses decreased by 8.1% or $2.8 million, to $31.6 million during the year ended December 31, 2024 from $34.4 million during the year ended December 31, 2023. Our daily operating expenses decreased from $15,713 for the year ended December 31, 2023 to $14,409 for the year ended December 31, 2024. This decrease is primarily associated with lower technical maintenance on our vessels.

Dry-docking and special survey costs. In the year ended December 31, 2024, dry-docking and special survey costs were nil, compared to $17.7 million for the year ended December 31, 2023, representing a decrease of $17.7 million or 100%. The three TFDE vessels in our Fleet, the Arctic Aurora, the Yenisei River and the Lena River completed their scheduled special survey and dry-dock in the year ended December 31, 2023. No special survey or dry-docking took place on our vessels in the year ended December 31, 2024.

General and administrative expenses—including related party. General and administrative expenses increased by 5.0%, or $0.1 million, to $2.1 million during the year ended December 31, 2024, from $2.0 million during the year ended December 31, 2023. This increase of general and administrative expenses is mainly attributable to increased legal expenses and audit fees.

Management Fees. We incurred an aggregate of $6.6 million, or $3,005 per LNG carrier per day in management fees for the year ended December 31, 2024, compared to an aggregate of $6.4 million, or $2,917 per LNG carrier per day in management fees for the year ended December 31, 2023. The 3.1%, or $0.2 million, increase in management fees is consistent with the annual 3% increase in daily management fees pursuant to the Master Agreement see also “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”.

Depreciation.  Depreciation expense increased by 0.9%, or $0.3 million, to $32.2 million during the year ended December 31, 2024, from $31.9 million during the year ended December 31, 2023. The increase is due to a differential in the number of calendar days between the compared periods.

Interest and Finance Costs.  Interest and finance costs decreased by 20.4%, or $8 million to $31.2 million during the year ended December 31, 2024, from $39.2 million during the year ended December 31, 2023. The decrease in interest and finance costs was predominantly due to the reduction in the outstanding balance of interest-bearing debt in the year ended December 31, 2024, as compared to the corresponding period of 2023.

Interest Income. Interest income decreased by 3.8%, or $0.1 million, to $2.5 million during the year ended December 31, 2024, from $2.6 million during the year ended December 31, 2023. The decrease is attributable to the decrease in interest rates during the year ended December 31, 2024, as compared to the corresponding period of 2023.

Gain on derivative instruments. On May 7, 2020 we entered into a floating to fixed interest rate swap transaction effective from June 29, 2020. It provided a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility. During the year ended December 31, 2024, we recognized a gain on the derivative financial instruments of $1.8 million (relating to the portion of the period the interest rate swap agreement was in effect), compared to a gain on the derivative financial instrument of $5.3 million which was recognized in the year ended December 31, 2023.

Loss on debt extinguishment. Loss on debt extinguishment increased by 50%, or $0.1 million, to $0.3 million loss during the year ended December 31, 2024, from $0.2 million loss during the corresponding period in 2023. This increase of Loss on debt extinguishment is mainly attributable to the write-off of $0.3 million of the unamortized deferred financing fees attributable to the portion of the $675 Million Credit Facility that was extinguished in the year ended December 31, 2024, due to the full prepayment of the outstanding amount thereunder of $408.6 million, mentioned below, compared the write-off of $0.2 million of the unamortized debt discounts attributable to the portion of the $675 Million Credit Facility that was extinguished in the year ended December 31, 2023, due to the voluntary partial prepayment of $31.3 million of the $675 Million Credit Facility .

Other Income. Other Income decreased to $1.5 million during the year ended December 31, 2024, from $2.9 during the corresponding period in 2023. Other income includes income from claims from hull and machinery and loss of hire insurance for damages incurred by our vessels in previous years.

Year ended December 31, 2023 compared to the year ended December 31, 2022

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2023 compared to the year ended December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 26, 2024.

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

For the year ended December 31, 2024, our principal sources of funds were our operating cash flows and cash flows from financing activities. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.

Our short-term liquidity requirements relate to servicing the principal and interest on our debt, making at least the required distribution on our Series A Preferred Units and Series B Preferred Units in accordance with our Partnership Agreement, and funding of our normal working capital requirements, including vessel operating expenses and payments under our Master Agreement.

As of April 10, 2024, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters) are sufficient to meet our normal working capital and other cash requirements for our current business for at least the next twelve months.

We reserve cash from operations for future maintenance capital expenditures, normal working capital requirements and other matters. Our future capital expenditure requirements principally relate to vessel drydocks including costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard. No scheduled vessel drydocks are expected in 2025. As at December 31, 2024, we have no other material capital expenditure commitments for the next twelve months.

On November 21, 2024, our Board of Directors authorized the Common Unit Repurchase Program, which authorizes the repurchase of up to an aggregate of $10 million of our outstanding common units over 12 months. Repurchases of common units under the Common Unit Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The amount and timing of any repurchases made under the Common Unit Repurchase Program will be in our management team’s sole discretion, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The Common Unit Repurchase Program does not obligate us to repurchase any dollar amount or number of common units, and the Common Unit Repurchase Program may be suspended or discontinued at any time at our discretion. During the year ended December 31, 2024, we re-purchased 55,118 common units for a total amount of $0.2 million. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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

Cash and cash equivalents

As of December 31, 2024, we reported cash and cash equivalents of $68.2 million which represented a decrease of $5.6 million, or 7.6%, compared to $73.8 million, as of December 31, 2023. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”

Working capital position

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2024, we had a working capital deficit of $5.7 million as compared to the working capital deficit of $353.5 million as of December 31, 2023. Our working capital deficit was mainly due to the current portion of our long-term debt and other financial liabilities.

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

Our Borrowing Activities

As of December 31, 2024, we had $322.9 million outstanding under the 2024 Lease Financing (discussed below). As of December 31, 2024, we were in compliance with all of the covenants, including the financial and liquidity covenants, contained in the 2024 Lease Financing.

$675 Million Credit Facility

On September 18, 2019, we entered into the $675 Million Credit Facility: a 5-year syndicated $675 million senior secured term loan with leading international banks for the purpose of refinancing the Partnership’s existing total indebtedness at that time. On June 27, 2024, we used the proceeds received under the 2024 Lease Financing (discussed below), together with $63.7 million of our own funds, to fully prepay outstanding amounts under the $675 Million Credit Facility, which was scheduled to mature on September 18, 2024. Please see below, “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—2024 Lease Financing.”

2024 Lease Financing

On June 19, 2024, we entered into sale and leaseback agreements, or the Sale and Leaseback Agreements, with China Development Bank Financial Leasing Co. Ltd. (“CDBL”), for four of our vessels, the OB River, the Clean Energy, the Amur River, and the Arctic Aurora for the amounts of $71.2 million, $53.6 million, $73.1 million and $147.0 million, respectively. We sold and chartered back on a bareboat basis from CDBL, the OB River, the Clean Energy and the Amur River for a period of five years, and the Arctic Aurora for a period of ten years, and utilized the proceeds from the 2024 Lease Financing, together with $63.7 million of cash on hand, to fully prepay outstanding amounts under our $675 Million Credit Facility. The applicable interest rate is 3-month term SOFR plus a margin. Following the first anniversary of the bareboat charters, we have the option at any time to repurchase each vessel at a predetermined price as set forth in each respective 2024 Lease Financing and at the end of each bareboat period, we have the obligation to repurchase the respective vessel at a price equal to 20% of the financing amount for the OB River, the Clean Energy and the Amur River and 15% of the financing amount for the Arctic Aurora. We are required to maintain at all times a value maintenance ratio of at least 120% of the charterhire principal outstanding for each vessel. For additional information regarding the 2024 Lease Financing, please see Note 5 to our annual consolidated financial statements included in this annual report.

Each Sale and Leaseback Agreement is secured by a customary security package which includes, among other things (except as otherwise provided herein, capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the relevant Sale and Leaseback Agreement):

•	the Accounts Charges over the Earnings Accounts;
•	the Charterers’ Assignments in relation to the Earnings, the Insurances, the Requisition Compensation and the Assigned Documents of the Ships;
•	the Charter Guarantee in relation to the Charterers’ obligations under the Transaction Documents;
•	the Negative Share Pledges in relation to the issued shares of the Charterers; and
•	the Manager’s Undertakings by each Approved Manager of each Ship.

As of December 31, 2024, we were in compliance with all the financial covenants contained in the sale and leaseback agreements.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, normal working capital requirements and other matters.

Our future capital expenditure requirements principally relate to vessel drydocks including costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard. No scheduled vessel drydocks are expected in 2025. As at December 31, 2024, we have no other material capital expenditure commitments for the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents and restricted cash for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
(Amounts in thousands of Dollars)	2024	2023	2022
Net cash provided by operating activities	$92,158	$64,391	$57,324
Net cash used in investing activities	(27)	(4,238)	(3,635)
Net cash used in financing activities	(97,727)	(66,269)	(70,836)
Cash and cash equivalents and restricted cash at beginning of year	73,752	79,868	97,015
Cash and cash equivalents and restricted cash at end of year	$68,156	$73,752	$79,868

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $27.8 million, or 43.2%, to $92.2 million for the year ended December 31, 2024, compared to $64.4 million for the year ended December 31, 2023. This increase was primarily due to the higher voyage revenues generated and the favorable working capital variations.

Net cash provided by operating activities increased by $7.1 million, or 12.4%, to $64.4 million for the year ended December 31, 2023, compared to $57.3 million for the year ended December 31, 2022. This increase was primarily due to favorable working capital variations.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $4.2 million, or 100%, to nil for the year ended December 31, 2024, compared to $4.2 for the year ended December 31, 2023. This decrease was primarily attributable to cash used for the installation of the BWTS on the Arctic Aurora, the Yenisei River and the Lena River in the year ended December 31, 2023.

Net cash used in investing activities increased by $0.6 million, or 16.7%, to $4.2 million for the year ended December 31, 2023, as compared to $3.6 million for the year ended December 31, 2022. This increase was primarily attributable to cash used for the installation of the BWTS on the Arctic Aurora, the Yenisei River and the Lena River compared to cash used for installation of BWTS on other three vessels in 2022.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by $31.4 million, or 47.4%, from net cash used in financing activities of $66.3 million in the year ended December 31, 2023, to net cash used in financing activities of $97.7 million in the year ended December 31, 2024. This increase is mainly due to: (a) the increase in the repayments of long- term debt by $363.4 million, due to the amounts paid for the full prepayment of the $675 Million Credit Facility, mentioned above, (b) the increase in the payment of deferred finance fees by $2.5 million, attributable to the 2024 Lease Financing, mentioned above, (c) the increase of $1.8 million and $1.4 million in the payment of distributions to the common and the preferred B unitholders, respectively, (d) the increase in the amounts paid for the repurchase of common units by $0.2 million, as part of the Common Unit Repurchase Program, mentioned above, and (e) the decrease of $7.0 million in receipts from derivative instruments. The above increase in net cash used in financing activities was partially offset by the proceeds of $344.9 million from the 2024 Lease Financing.

Net cash used in financing activities decreased by $4.5 million, or 6.4% from net cash used in financing activities of $70.8 million in the year ended December 31, 2022, to net cash used in financing activities of $66.3 million in the year ended December 31, 2023. This decrease was mainly due to the increase of receipts of derivative instruments by $17.2 million, which was offset by an increase in of repayments of the $675 Million Credit Facility by $12.6 million, due to the amounts paid for voluntary prepayments of $31.3 million and $18.73 million, on March 27, 2023 and October 12, 2022, respectively, under the $675 Million Credit Facility.

Distributions

Distributions on Common Units

We paid a cash distribution of $0.049 per unit to all common unitholders on December 12, 2024 and February 27, 2025.

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy.”

Distributions on Series A Preferred Units

We paid a cash distribution of $0.5625 per unit to all Series A Preferred unitholders on February 12, 2020, May 12, 2020, August 12, 2020, November 12, 2020, February 12, 2021, May 12, 2021, August 12, 2021, November 12, 2021, February 14, 2022, May 12, 2022, August 12, 2022, November 14, 2022, February 13, 2023, May 12, 2023, August 14, 2023, November 13, 2023, and February 12, 2024, May 13, 2024, August 12, 2024, November 12, 2024 and February 12, 2025.

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy.”

Distributions on Series B Preferred Units

We paid a cash distribution of $0.546875 per unit to all Series B Preferred unitholders on February 24, 2020, May 22, 2020, August 24, 2020, November 23, 2020, February 22, 2021, May 24, 2021, August 23, 2021, November 22, 2021, February 22, 2022, May 23, 2022, August 22, 2022, November 22, 2022, February 22, 2023, May 22, 2023, August 22, 2023, and November 22, 2023.

We paid a cash distribution of $0.71764025 per unit to all Series B Preferred unitholders on February 22, 2024.

We paid a cash distribution of $0.69853375 per unit on to all Series B Preferred unitholders on May 22, 2024.

We paid a cash distribution of $0.714537806 per unit on to all Series B Preferred unitholders on August 22, 2024.

We paid a cash distribution of $0.69999031 per unit on to all Series B Preferred unitholders on November 22, 2024.

We paid a cash distribution of $0.677286319 per unit on to all Series B Preferred unitholders on February 24, 2025.

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy.”

General Partner Distributions

During the years ended December 31, 2024 and 2023, the Board of Directors approved a quarterly cash distribution to its General Partner and holder of the incentive distribution rights in the Partnership, of an amount of $1,741 and nil, respectively.

The declaration and payment of distributions, if any, is always subject to the discretion of our Board of Directors. We may reduce or eliminate our cash distributions relating to our common units or preferred units at any time in our sole discretion.

Securities Transactions (following the IPO)

In June 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 per common unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price.

In September 2014, we completed our underwritten public offering of $250.0 million in aggregate principal amount of our 6.25% Senior Notes due 2019, or our 2019 Notes. The 2019 Notes commenced trading on the NYSE on December 30, 2014 under the ticker symbol “DLNG 19.” On October 30, 2019, we redeemed the entire outstanding balance of the 2019 Notes of $250 million aggregate principal amount using proceeds from the $675 Million Credit Facility together with cash on hand.

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

On July 2, 2020, we entered into a sales agreement, or the Original Agreement, with Virtu Americas LLC, as sales agent, for the offer and sale, from time to time, of up to an aggregate of $30.0 million of our common units representing limited partnership interests under an “at-the-market” offering program. In August 2020, we entered into an amended and restated ATM Sales Agreement, or the A&R Sales Agreement, with Virtu Americas LLC and DNB Markets, Inc., for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. Upon entry into the A&R Sales Agreement, the Partnership terminated its prior at - the - market program established in July of 2020 pursuant to the Original Agreement (the “Prior ATM Program”). At the time of such termination, the Partnership had issued and sold 122,580 common units resulting in net proceeds of $0.3 million, under the Original Agreement. During the year ended December 31, 2021, we issued and sold 1,189,667 of our common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement. No common units were sold under the A&R Sales Agreement during the years ended December 31, 2022, 2023 and 2024. The A&R Sales Agreement is no longer in effect.

On November 21, 2024, our Board of Directors authorized the Common Unit Repurchase Program, which authorizes the repurchase of up to an aggregate of $10 million of our outstanding common units over 12 months. Repurchases of common units under the Common Unit Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The amount and timing of any repurchases made under the Common Unit Repurchase Program will be in our management team’s sole discretion, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The Common Unit Repurchase Program does not obligate us to repurchase any dollar amount or number of common units, and the Common Unit Repurchase Program may be suspended or discontinued at any time at our discretion. During the year ended December 31, 2024, we re-purchased 55,118 common units for a total amount of $0.2 million. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Recent Developments

Distributions

On January 21, 2025, we declared a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from November 12, 2024 to February 11, 2025, which was paid on February 12, 2025 to all Series A preferred unitholders of record as of February 5, 2025.

On February 4, 2025, we declared a cash distribution of $0.677286319 per unit on our Series B Preferred Units for the period from November 22, 2024 to February 23, 2025, which was paid on February 24, 2025 to all Series B preferred unitholders of record as of February 14, 2025.

On February 6, 2025, we declared a cash distribution of $0.049 per unit on all common unitholders and our General Partner for the quarter ended December 31, 2024, which was paid on February 27, 2025 to our General Partner and all common unitholders of record as of February 24, 2025.

Following December 31, 2024 and up to April 8, 2025, the Partnership re-purchased 104,873 common units for a total amount of $0.4 million, pursuant to the Common Unit Repurchase Program (as defined above).

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following provides information about each of our directors and senior management.

Name	Age	Position
Georgios Prokopiou	78	Chairman of the Board of Directors and Appointed Director
Tony Lauritzen	48	Chief Executive Officer and Appointed Director
Michael Gregos	53	Chief Financial Officer
Dimitris Anagnostopoulos	78	Class III Director
Alexios Rodopoulos	77	Class II Director
Evangelos Vlahoulis	78	Class I Director

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

The Partnership held its 2024 Annual General Meeting of Limited Partners on November 29, 2024, at which (i) Mr. Evangelos Vlahoulis was elected as a Class I Director to serve for a three-year term until the 2027 Annual Meeting of Limited Partners, and (ii) Ernst & Young (Hellas) Certified Auditors Accountants S.A. were re-appointed to serve as the Partnership’s independent auditors for the fiscal year ending December 31, 2024.

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

As of December 31, 2024, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Master Agreement. Please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management.” The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement & Executive Services Agreement.”

E.	UNIT OWNERSHIP

Please see “Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders.”

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR UNITHOLDERS

The following table sets forth the beneficial ownership of our common units as of April 8, 2025, by each person that we know to beneficially own more than 5% of our outstanding common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

Name of Beneficial Owner	Number	Percent (1)
Dynagas Holding Ltd.(2)	15,595,000	42.56%
Cobas Asset Management SGIIC SA(3)	5,486,906	14.97%
Dell Loy Hansen (5)	3,563,020	9.72%
All executives, officers and directors as a group(3)(4)	*	*
(1)	Based on 36,642,256 common units outstanding as of April 8, 2025.
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

As of April 8, 2025, we had four unitholders of record, three of which were located in the United States, representing 57.44% of our outstanding common units. However, one of the U.S. common unitholders of record is CEDE & CO., a nominee of the Depository Trust Company, which held 57.43% of our common units as of the same date. Accordingly, we believe that the common units held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. Except as otherwise disclosed herein, we are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of us.

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

Vessel Management

Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to a Master Agreement which includes a standard set of terms for technical and commercial management services applicable to all our vessels, which we refer to as our Management Agreements. Our Manager is wholly owned by Mr. Georgios Prokopiou, our Chairman of the Board, and has been providing these services for the vessels in our Fleet for over 15 years. Through our Manager, we have had a long-lasting presence in the LNG shipping industry, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We currently pay our Manager a technical management fee of $3,095 per day for each of our vessels, owned or bareboat chartered-in, prorated for the calendar days we own each vessel, for providing services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus which is the amount paid to the vessel owner or operator as compensation for all or a part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer, or other income earned during the course of the employment of our vessels, during the term of the Management Agreements, for providing the relevant vessel-owning subsidiary or the relevant subsidiary that has chartered-in a vessel under bareboat charter as part of the 2024 Lease financing, with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others. In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third-parties, in accordance with the Management Agreements.

We incurred an aggregate expense of approximately $8.6 million and $8.2 million to our Manager in connection with the management of our Fleet under the Management Agreements for the years ended December 31, 2024 and 2023, respectively.

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

Additional LNG carriers or other type of vessels that we acquire in the future may be managed by our Manager or other unaffiliated management companies.

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

During each of the years ended December 31, 2024, and 2023 we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.

Executive Services Agreement

On March 21, 2014, we entered into an executive services agreement,or the Executive Services Agreement, with our Manager with retroactive effect from the IPO closing date, pursuant to which our Manager provides to us the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five-year term, payable in equal monthly installments and automatically renews for successive five-year terms unless terminated earlier. Subsequent to the initial term, the Executive Services Agreement automatically renewed in November 2018 and November 2023.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our cash distribution policy is subject to certain restrictions and may be changed or eliminated at any time. Set forth below are certain factors that influence our cash distribution policy:

•

The relevant subsidiaries in their capacity as bareboat charterers are subject to a number of restrictions in our 2024 Lease Financing, which include, among others, a restriction from paying distributions to us while a Termination Event is continuing under the 2024 Lease Financing.

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
•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, normal working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Item 3. Key Information—D. Risk Factors” for a discussion of these factors.

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

Minimum Quarterly Distribution

Common unitholders are entitled under our Partnership Agreement to receive a minimum quarterly distribution of $0.365 per unit, after distributions are made on the Series A Preferred Units and the Series B Preferred Units but, to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses and if permitted under our existing and future debt agreements.There is no guarantee that we will pay the minimum quarterly distribution to common unitholders, the general partner or to holders of the incentive distribution rights in the future. Please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of the restrictions contained in our debt agreements and lease arrangements that may restrict our ability to make distributions.

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

	Marginal Percentage Interest in Distributions
	Total Quarterly
	Distribution Target		General	Holders
	Amount	Unitholders	Partner	of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

B.	SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING
A.	OFFER AND LISTING DETAILS

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

The information required to be disclosed under Item 10.B. is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on November 8, 2013 and our Registration Statement on Form 8-A filed with the SEC on July 23, 2015. As of April 8, 2025, we have a total of 36,642,256 common units issued and outstanding and no subordinated units issued or outstanding.

C.	MATERIAL CONTRACTS

Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included within “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” with respect to our debt agreements, and “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions” with respect to our related party transactions. Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

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

Election to be Treated as a Corporation

We have elected to be treated as a corporation for United States federal income tax purposes. As a result, we will be subject to United States federal income tax to the extent we earn income from United States sources or income that is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under an applicable tax treaty or Section 883 of the Code. In addition, among other things, U.S. Holders generally will not directly be subject to United States federal income tax on our income, but rather will be subject to United States federal income tax on distributions received from us and on dispositions of units as described below.

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2024, our common units, Series A Preferred Units and Series B Preferred Units were “primarily traded” on the NYSE.

Under the regulations, our units will be considered to be “regularly traded” on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, Series A Preferred Units and Series B Preferred Units, which represent 100% of our outstanding equity interests (other than the 0.1% General Partner interest, with respect to which the General Partner has delegated authority to the Board of Directors, the majority of whose members are elected by the common unitholders under the Partnership Agreement, and which interest represents less than 50% of the value of our outstanding equity interests), were listed on the NYSE during 2024, we currently satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied the trading frequency and trading volume tests for the taxable year ended December 31, 2024. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, Series A Preferred Units and Series B Preferred Units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock (such as the NYSE).

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

For more than half the days of our taxable year ended December 31, 2024, more than 50% of our common units were owned by 5% Unitholders; however, a substantial 5% Unitholder was a qualified shareholder during the 2024 taxable year. Therefore, less than 50% of our common units were owned by non-qualified 5% Unitholders during the 2024 taxable year. Therefore, we believe that we were not subject to the 5% Override Rule for 2024. However, there is no assurance that we will continue to qualify for exemption under Section 883. For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units. It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units. Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% or more of our common units. If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50% or more of our common units for more than half the number of days during the taxable year. These requirements are onerous and there is no assurance that we will be able to satisfy them.

Based on the foregoing, we believe that we satisfied the Publicly Traded Test for our taxable year ended December 31, 2024.

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
•

substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of leasing income, is attributable to a fixed place of business in the United States.

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

U.S. Federal Income Taxation of U.S. Holders

In the opinion of Watson Farley & Williams LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common units, Series A Preferred Units and Series B Preferred Units.

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

PFIC Status and Significant Tax Consequences

Adverse United States federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-United States corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•

at least 75% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest,certain capital gains, and rents derived other than in the active conduct of a rental business); or

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

Based on our current and projected methods of operation, we believe that we were not a PFIC in the year ended December 31, 2024 and do not expect to be a PFIC for any future taxable year. For this purpose, we intend to take the position that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority concluding that income derived from time charters should be treated as rental income rather than services income for other tax purposes. Therefore, our position is not free from doubt, and the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income (or undistributed net investment income in the case of an estate or trust) for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us that constitute dividends and gain upon a sale, exchange or other disposition of units. This tax is in addition to any income taxes due on such investment income. Net investment income generally will not include a U.S. Holder’s pro rata share of our income and gain if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “—Taxation of U.S. Holders Making a Timely QEF Election.” However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income.

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

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a United States trade or business. If the Non-U.S. Holder is engaged in a United States trade or business, our distributions will be subject to United States federal income tax in the same manner as distributions to a U.S. Holder to the extent they constitute income effectively connected with the Non-U.S. Holder’s United States trade or business, and in the case of a corporation, may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, distributions paid to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a United States permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to United States federal income tax or withholding tax on any gain resulting from the disposition of our units provided the Non-U.S. Holder is not engaged in a United States trade or business. A Non-U.S. Holder that is engaged in a United States trade or business will be subject to United States federal income tax in the same manner as a U.S. Holder in the event the gain from the disposition of units is effectively connected with the conduct of such United States trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment), and in the case of a corporation, may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, even if not engaged in a United States trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

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

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our units, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Consequences

In the opinion of our Marshall Islands tax counsel, Watson Farley & Williams LLP, the following are the material Marshall Islands tax consequences of the Partnership’s activities to the Partnership and of the ownership of Partnership units to its unitholders who are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands. Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of units.

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

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in SOFR. Increasing interest rates could increase our interest expenses and adversely impact on our future earnings. In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. Specifically, on May 7, 2020 we entered into a floating to fixed interest rate swap transaction with Citibank N.A. effective from June 29, 2020. It provided a fixed 3-month LIBOR rate of 0.41% based on notional values that reflected the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matured in September 2024. We have not entered into any derivative instruments such as interest rate swaps, since the expiration of the above-mentioned swap transaction in September 2024. As of December 31, 2024, our net effective exposure to floating interest rate fluctuations on our outstanding long-term debt and other financial liabilities was $322.9 million.

Our interest expense is affected by changes in the general level of interest rates, particularly SOFR. As an indication of the extent of our sensitivity to interest rate changes, an increase in SOFR of 1% would have decreased our net income during the year ended December 31, 2024 by approximately $3.8 million based upon our floating interest bearing long-term debt and other financial liabilities during 2024. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of vessels from affiliated or unaffiliated third-parties.

For further information on the risks associated with our business, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Partnership—Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect our profitability, earnings, and cash flow” for a discussion on the risks associated with SOFR, among others.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our vessel operating, voyage and the majority of our dry-docking related expenses, primarily vessel repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2024, we incurred approximately 30% of our operating expenses (including class survey costs) and 41% of our general and administrative expenses in currencies other than the U.S. dollar compared to 51% of our operating expenses (including class survey costs) and 40% of our general and administrative expenses for the year ended December 31, 2023. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2024 and 2023, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.

We do not currently hedge fluctuations in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk

The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and gas producers. For the years ended December 31, 2024, 2023 and 2022, three, three, and four charterers, respectively, individually accounted for all of our revenues:

Charterer	2024	2023	2022
SEFE (formerly Gazprom)	39%	41%	43%
Yamal	34%	43%	41%
Equinor	27%	16%	16%
Total	100%	100%	100%

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership’s internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2024. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership’s internal controls over financial reporting are effective as of December 31, 2024.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting, as of December 31, 2024, has been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as stated in their attestation report which appears herein.

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

Our principal accountant for the years ended December 31, 2024 and 2023 was Ernst & Young (Hellas) Certified Auditors Accountants S.A. (PCAOB ID: 1457).

Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.’s Services

In 2024 and 2023, the fees rendered by the auditors were as follows:

	2024	2023
Audit Fees	€201,600	€136,500
Total	€201,600	€136,500

Audit Fees

Audit fees for 2024 and 2023 include fees related to (i) the integrated and the non-integrated audit of the consolidated financial statements of the Partnership, respectively, (ii) the review of the quarterly financial information, (iii) the audit of the financial statements of certain subsidiaries of the Partnership, and (iv) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.

Audit-Related Fees

None.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2024.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 21, 2024, our Board of Directors authorized the Common Unit Repurchase Program, which authorizes the repurchase of up to an aggregate of $10 million of our outstanding common units over 12 months. Repurchases of common units under the Common Unit Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The amount and timing of any repurchases made under the Common Unit Repurchase Program will be in our management team’s sole discretion, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The Common Unit Repurchase Program does not obligate us to repurchase any dollar amount or number of common units, and the Common Unit Repurchase Program may be suspended or discontinued at any time at our discretion. During the year ended December 31, 2024, we re-purchased 55,118 common units for a total amount of $247,000.

			Total Number	Maximum Number
			of Units	(or Approximate
			Purchased as Part	Dollar Value) of
	Total Number	Average Gross	of Publicly	Units that May Yet Be
	of Units	Price Paid	Announced	Purchased Under the
Month	Purchased	per Unit	Plans or Programs	Plans or Programs
December 2024	55,118 common units	$4.45	55,118 common units	$9.8 million

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2	Fourth Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(3)
1.3	Certificate of Formation of Dynagas GP LLC(1)
1.4	Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5	Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6	Limited Partnership Agreement of Dynagas Operating LP(1)
1.7	Certificate of Formation of Dynagas Operating GP LLC(1)
1.8	Limited Liability Company Agreement of Dynagas Operating GP LLC(1)
2.1	Description of Securities(7)
4.1	Master Agreement(8)
4.2	First Amended and Restated Omnibus Agreement, dated April 12, 2016(5)
4.3	Executive Services Agreement(2)
4.4	Administrative Services Agreement(4)
4.5	Sale and Leaseback Agreement, dated June 19, 2024, with respect to the Arctic Aurora
4.6	Sale and Leaseback Agreement, dated June 19, 2024, with respect to the Clean Energy
4.7	Sale and Leaseback Agreement, dated June 19, 2024, with respect to the OB River
4.8	Sale and Leaseback Agreement, dated June 19, 2024, with respect to the Amur River
8.1	Subsidiaries of Dynagas LNG Partners LP
11.1	Policies and Procedures to Detect and Prevent Insider Trading
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
15.3	Consent of Watson Farley & Williams LLP
97.1	Policy for the Recovery of Erroneously Awarded Incentive Compensation(9)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

(1)

Incorporated by reference to the Partnership’s Registration Statement on Form F-1, as amended, which was declared effective by the Securities and Exchange Commission on November 12, 2013 (Registration No. 333-191653).

(2)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 25, 2014.
(3)	Incorporated by reference to the Partnership’s Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on October 23, 2018.
(4)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 10, 2015.
(5)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 18, 2016.
(6)	Incorporated by reference to Exhibit 1.1 of the Partnership’s Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on August 19, 2020.
(7)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 16, 2020.
(8)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 29, 2021.
(9)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 26, 2024.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
Name:	Michael Gregos
Title:	Chief Financial Officer (Principal Financial Officer)

Date:   April 10, 2025

DYNAGAS LNG PARTNERS LP

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

DYNAGAS LNG PARTNERS LP

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Dynagas LNG Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the “Partnership”) as of December 31, 2024 and 2023, the related consolidated statements of income, partners’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 10, 2025 expressed an unqualified opinion thereon.

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

Impairment indicators for long-lived assets

Description of the matter

The Partnership’s long-lived assets consist of the net carrying value of vessels. As of December 31, 2024, the carrying value of the Partnership’s vessels was $765,212 thousand. As discussed in Note 2(k) to the consolidated financial statements, the Partnership evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of its vessels might not be recoverable, in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”).

Auditing the Partnership’s impairment indicators assessment was complex due to the judgement and estimation uncertainty required to evaluate events or changes in circumstances affecting the market and economic conditions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Partnership's impairment indicator assessment process. For example, we tested controls over management’s review of the identification of impairment indicators.

We analyzed management’s assessment of vessel impairment indicators against the accounting guidance in ASC 360. To test management’s assessment of the developments in market conditions, our procedures included, among others, performing an independent analysis over the vessel market charter rates, market prices and changes in vessels fair values using market information derived from external information sources for the industry. We considered whether the information used by management was consistent with evidence obtained in other areas of the audit. Further, we assessed the adequacy of the Partnership’s disclosures in Note 2(k) to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Partnership's auditor since 2011.

Athens, Greece
April 10, 2025

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Dynagas LNG Partners LP

Opinion on Internal Control Over Financial Reporting

We have audited Dynagas LNG Partners LP’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dynagas LNG Partners LP (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2024 and 2023, the related consolidated statements of income, partners’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 10, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A Partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Partnership’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Partnership are being made only in accordance with authorizations of management and directors of the Partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Partnership’s assets that could have a material effect on the financial statements.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 10, 2025

DYNAGAS LNG PARTNERS LP

Consolidated Balance Sheets as of December 31, 2024 and 2023

(Expressed in thousands of U.S. Dollars — except for unit data)

		December 31,	December 31,
		2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2(e)	$68,156	$73,752
Trade accounts receivable		1,201	709
Prepayments and other assets		3,802	8,117
Inventories		894	751
Accrued charter revenue, current portion	2(o)	2,704	6,080
Deferred Charges, current portion		216	217
Derivative financial instrument, current portion	6,11	—	15,631
Due from related party, current		1,189	—
Total current assets		78,162	105,257

FIXED ASSETS, NET:
Vessels, net	4	765,212	797,363
Total fixed assets, net		765,212	797,363

OTHER NON-CURRENT ASSETS:
Due from related party	3, 6	1,350	1,350
Accrued charter revenue	2(o)	—	2,298
Deferred charges		640	856
Other receivables, non- current	5	1,789	1,789
Total assets		$847,153	$908,913

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $523 and $1,058, respectively	5	$43,644	$419,584
Trade payables		13,181	13,815
Due to related party	3	699	1,555
Accrued liabilities		5,587	3,291
Deferred Revenue - Current	2(o)	667	497
Unearned revenue	2(o)	20,118	20,019
Total current liabilities		83,896	458,761

NON-CURRENT LIABILITIES:
Deferred revenue	2(o)	1,383	1,912
Long-term debt, net of current portion and unamortized deferred financing fees of $1,651 and nil, respectively	5	277,073	—
Total non-current liabilities		278,456	1,912

Commitments and contingencies	7	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 36,747,129 units and 36,802,247 units issued and outstanding as at December 31, 2024 and December 31, 2023, respectively)	8	357,949	321,424
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2024 and December 31, 2023)	8	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at December 31, 2024 and December 31, 2023)	8	53,498	53,498
General Partner (35,526 units issued and outstanding as at December 31, 2024 and December 31, 2023)	8	138	102
Total partners’ equity		484,801	448,240
Total liabilities and partners’ equity		$847,153	$908,913

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Income

For the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		2024	2023	2022
REVENUES:
Voyage revenues		$156,403	$148,878	$131,657
Revenues from contracts with customers	2(o)	—	11,602	—
EXPENSES:
Voyage expenses		(4,465)	(1,478)	(1,328)
Voyage expenses-related party	3	(1,983)	(1,860)	(1,632)
Vessel operating expenses		(31,643)	(34,412)	(29,773)
Dry-docking and special survey costs		—	(17,650)	(12,791)
General and administrative expenses		(1,440)	(1,331)	(2,099)
General and administrative expenses- related party	3	(703)	(701)	(688)
Management fees-related party	3	(6,599)	(6,389)	(6,203)
Depreciation	4	(32,151)	(31,946)	(31,806)
Operating income		$77,419	$64,713	$45,337
OTHER INCOME/(EXPENSES):
Interest and finance costs	5,10	(31,176)	(39,210)	(27,911)
Interest income		2,547	2,593	829
Gain on derivative financial instrument	11	1,755	5,267	33,655
Gain/ (Loss) on Debt extinguishment	5	(331)	(154)	2,072
Other Income		1,492	2,881	—
Other, net		(115)	(218)	28
Total other income/ (expenses), net		(25,828)	(28,841)	8,673

Partnership’s Net Income		$51,591	$35,872	$54,010
Common unitholders’ interest in Net Income		$38,575	$24,285	$42,405
Series A Preferred unitholders’ interest in Net Income		$6,750	$6,750	$6,750
Series B Preferred unitholders’ interest in Net Income		$6,228	$4,813	$4,813
General Partner’s interest in Net Income		$38	$24	$42
Earnings per unit, basic and diluted:
Common unit (basic and diluted)	9	$1.05	$0.66	$1.15
Weighted average number of units outstanding, basic and diluted:
Common units	9	36,799,490	36,802,247	36,802,247

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Partners’ Equity

For the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of U.S. Dollars—except for unit data)

	Series A	Series B		General
	Preferred	Preferred	Common	Partner	Series A	Series B		General
	(units)	(units)	(units)	(units)	Preferred	Preferred	Common	Partner	Total
BALANCE, December 31, 2021	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$254,734	$36	$381,484
—Net income	—	—	—	—	6,750	4,813	42,405	42	54,010
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2022	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$297,139	$78	$423,931
—Net income	—	—	—	—	6,750	4,813	24,285	24	35,872
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2023	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$321,424	$102	$448,240
—Net income	—	—	—	—	6,750	6,228	38,575	38	51,591
—Repurchase of common units (Note 8)	—	—	(55,118)	—	—	—	(247)	—	(247)
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(6,750)	(6,228)	—	—	(12,978)
—Distributions declared and paid (common units) (Note 8)	—	—	—	—	—	—	(1,803)	—	(1,803)
— Distributions declared not paid (General Partner units) (Note 8)	—	—	—	—	—	—	—	(2)	(2)
BALANCE, December 31, 2024	3,000,000	2,200,000	36,747,129	35,526	$73,216	$53,498	$357,949	$138	$484,801

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of U.S. Dollars)

		2024	2023	2022
Cash flows from Operating Activities:
Net income:		$51,591	$35,872	$54,010
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	32,151	31,946	31,806
Amortization and write-off of deferred financing fees	10	1,022	1,667	2,032
Deferred revenue amortization		5,316	(8,343)	(675)
Amortization of deferred charges		217	216	216
Dry-docking and special survey costs		—	17,650	12,791
Gain on derivative financial instruments	11	(1,755)	(5,267)	(33,655)
(Gain)/ Loss on Debt extinguishment	5	331	154	(2,072)
Changes in operating assets and liabilities:
Trade accounts receivable		(492)	(642)	23
Prepayments and other assets		4,181	(6,040)	(1,284)
Inventories		(143)	134	24
Due from/to related parties		(2,045)	83	2,369
Trade accounts payable		(636)	(5,276)	(9,526)
Accrued liabilities		2,321	(5,928)	1,070
Unearned revenue		99	8,165	195
Net cash provided by Operating Activities		$92,158	$64,391	$57,324

Cash flows from Investing Activities:
Ballast water treatment system installation	4	(27)	(4,238)	(3,635)
Net cash used in Investing Activities		$(27)	$(4,238)	$(3,635)

Cash flows from Financing Activities:
Net payments for repurchase of common units	8	(247)	—	—
Distributions declared and paid	8	(14,781)	(11,563)	(11,563)
Proceeds from long term debt and other financial liabilities	5	344,975	—	—
Repayment of long-term debt	5	(442,726)	(79,270)	(64,893)
Other payments	5	—	—	(1,789)
Receipt of derivative instruments	11	17,521	24,564	7,409
Payment of deferred finance fees		(2,469)	—	—
Net cash used in Financing Activities		$(97,727)	$(66,269)	$(70,836)

Net decrease in cash and cash equivalents and restricted cash		(5,596)	(6,116)	(17,147)
Cash and cash equivalents and restricted cash at beginning of the year		73,752	79,868	97,015
Cash and cash equivalents and restricted cash at end of the year		$68,156	$73,752	$79,868
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		68,156	73,752	48,598
Restricted cash		—	—	31,270
Cash and cash equivalents and restricted cash		$68,156	$73,752	$79,868
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest		$30,242	$37,303	$25,397

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

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

The Partnership earned in the year ended as of December 31, 2024, 34% (2023: 43%) of its revenues from Yamal Trade Pte. Ltd. (“Yamal”), which traded primarily from Russian LNG ports. Due to the recent Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 to date, numerous sanctions against Russia which have not expressly prohibited LNG shipping in the main trading routes of the Partnership’s vessels. The Partnership’s time charter contracts have therefore currently not been affected by the sanctions imposed to date due to the events in Russia and Ukraine.

As there is currently uncertainty regarding the global impact of the conflict, which is ongoing, it is possible that further developments in sanctions or escalation of the conflict will affect the Partnership’s ability to continue to employ two out of its six vessels to the current charterers and the suspension, termination, or cancellation of such charter parties, could thus adversely affect the Partnership’s results of operation, cash flows and financial condition. The Partnership believes that despite the continuing uncertainty, in the event of suspension, termination, cancellation of any of these charters, it will be able to enter into replacement time charters acceptable to the counterparty of each sale and leaseback agreement.

As of December 31, 2024, the Partnership reported cash and cash equivalents of $68.2 million and had a working capital deficit of $5.7 million, which is mainly due to the current portion of its long-term debt and other financial liabilities. The Partnership believes that current sources of funds and those that the Partnership anticipates to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of its Fleet, and to meet the Partnership’s normal working capital requirements, service principal and interest of debt and other financial liabilities, and make at least the required distributions on Series A Preferred Units and Series B Preferred Units in accordance with the Partnership’s Agreement. Accordingly, the Partnership continues to adopt the going concern basis in preparing its financial statements.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1.Basis of Presentation and General Information (continued):

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of December 31, 2024:

Vessel Owning Subsidiaries:

	Country of incorporation/		Delivery date	Delivery date to	Cbm
Company Name	formation	Vessel Name	from shipyard	Partnership	Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy (1)	March 2007	October 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River (1)	July 2007	October 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River (1)	January 2008	October 2013	149,700
Noteworthy Shipping Limited (“ Noteworthy ”), (formerly known as Fareastern Shipping Limited)	Malta	Arctic Aurora (1)	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

(1)The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the lease term (see Note 5).

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”)	Marshall Islands	Holding company that owns all of the outstanding shares of Dynagas LNG Carriers Ltd. (“Dynagas LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited liability company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding shares of Dynagas Equity.
Dynagas Finance Inc.	Marshall Islands

Wholly owned subsidiary of the Partnership whose activities were limited to the co-issuance of the 2019 Notes discussed under Note 5 of the consolidated financial statements for the year to December 31,2020 and engaging in other activities incidental thereto.

Dynagas LNG Carriers Ltd. (“Dynagas LNG”) (formerly known as Arctic LNG Carriers Ltd.)	Marshall Islands

Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding shares of Pegasus, Lance, Seacrown, Noteworthy, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Dynagas LNG and co-borrower of the Partnership’s Term Loan B discussed under Note 5 of the consolidated financial statements for the year to December 31,2020.

Since the Partnership’s inception, the technical, administrative and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 3(a)).

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements:

As of December 31, 2024, the Partnership’s Sponsor owned 42.4% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

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

The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of the years ended December 31, 2024, 2023 and 2022, no such interests existed.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, management evaluates the estimates and judgments, including those related to expected future cash flows from long-lived assets to support impairment tests. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
(c)	Other Comprehensive Income: The Partnership follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and accordingly, for the years ended December 31, 2024, 2023 and 2022, comprehensive income equaled net income.
(d)	Foreign Currency Translation: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets and therefore, the Partnership primarily transacts business in U.S. Dollars. The Partnership’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of such transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars using the balance sheet date exchange rates. Resulting gains or losses are included in “Other, net” in the accompanying consolidated statements of income.
(e)	Cash and Cash Equivalents: The Partnership considers highly liquid investments, such as time deposits with an original maturity of three months or less, to be cash equivalents.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

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

(g)	Trade Accounts Receivable: The amount shown as trade accounts receivable at each balance sheet date, mainly includes receivables from charterers for hire from lease agreements, net of any provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in dispute. Operating lease receivables under ASC 842 are not in scope of ASC 326 for assessment of credit loss. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. Provision for doubtful accounts as of December 31, 2024 and 2023, was nil.
(h)	Inventories: Inventories consist of lubricants which are stated at the lower of cost or net realizable value. Cost is determined by the first in, first out method. Inventories may also consist of bunkers during periods when vessels are unemployed or under voyage charters and spares in warehouses, in which case, they are also stated at the lower of cost or net realizable value and cost is still determined by the first in, first out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.
(i)	Insurance Claims: The Partnership records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Partnership’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Partnership can estimate the amount of such recovery following submission of the insurance claim and (iv) provided that the claim is not subject to litigation. The Partnership assesses its insurance claim balances for credit losses in accordance with ASC 326. No allowance was recorded on insurance claims as of December 31, 2024 and 2023.
(j)	Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, capitalized interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when such expenditures appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership’s vessels is depreciated beginning from the time when the vessel is ready for her intended use, on a straight-line basis, to the time that the vessel reaches the end of its economic useful life, after considering the estimated residual value of the vessel which is based on its lightweight tonnage times an estimated scrap rate. The Partnership currently uses a scrap rate estimate of $0.500 per lightweight ton per LNG carrier. Management estimates that the useful life of each of the Partnership’s vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, such vessel’s remaining useful life is adjusted as of the date such regulations are adopted.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

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

In developing estimates for the remaining estimated useful lives of the current fleet and scrap values, the Partnership utilizes methods, which are identical to those employed as part of the Partnership’s depreciation policy. As and for each of the years ended December 31, 2024, 2023 and 2022, the Partnership incurred no impairment loss.

(l)	Accounting for Special Survey and Dry-Docking Costs: The Partnership follows the direct expense method of accounting for dry-docking and special survey costs, in which case, such costs are expensed in the period incurred. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life. For vessels that are fifteen years or older, dry - docking takes place every three years as required by classification societies, or, subject to special considerations, an “in water survey in lieu of dry - dock” can take place between the two special surveys. Costs relating to routine repairs and maintenance are also expensed in the period they are incurred.
(m)	Financing Costs: “Interest – Imputation of Interest”, costs associated with long-term debt, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender’s behalf in connection with debt financing or refinancing, or any unamortized portion thereof, are presented by the Partnership as a reduction of long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made and included in the determination of gain or loss on debt extinguishment. Loan commitment fees are expensed as incurred.
(n)	Concentration of Credit Risk: Financial instruments, which may potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of each of its charterer’s financial condition and generally does not require collateral for its trade accounts receivable. The Partnership is exposed to credit risk in the event of non-performance by the counterparty to the derivative instrument; however, the Partnership limits its exposure by entering into transactions with counterparties with high credit ratings.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

During the years ended December 31, 2024, 2023 and 2022, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:

Charterer	2024	2023	2022
A	39%	41%	43%
B	34%	43%	41%
C	27%	16%	16%
Total	100%	100%	100%

The maximum aggregate amount of loss due to credit risk, that the Partnership would have incurred if the aforementioned charterers failed completely to perform according to the terms of their respective charter parties, amounted to $1,201 and $709 as of December 31, 2024 and 2023, respectively.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Revenue generated from variable lease payments is recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. The residual or excess amounts from actually collected hire based on the time charter agreement for each period, if any, is classified as deferred or accrued charter revenue in the accompanying consolidated balance sheets.

All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership’s revenues are earned.

Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. During all years ended December 31, 2024, 2023 and 2022, the amortization of the ballast bonus was $0.2 million. As of December 31, 2024 and 2023 the total unamortized balance of such ballast bonus was $234 and $421, respectively, and is presented in Deferred revenue current and non - current in the Consolidated Balance Sheets.

The Partnership has made an accounting policy election to recognize the related ballast costs, mainly consisting of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortized over the charter period. During all years ended December 31, 2024, 2023 and 2022, the amortization of the contract fulfilment costs was $0.2 million. As of December 31, 2024 and 2023 the total unamortized balance of such contract fulfilment costs was $856 and $1,073, respectively, and is presented in Deferred charges current and non - current in the Consolidated Balance Sheets. Voyage expenses, primarily consist of commissions, which are paid by the Partnership as well as port, canal and bunker expenses that are unique to a particular charter and which are paid by the charterer under the time charter arrangements or by the Partnership during periods of off-hire.

Revenues from contracts with customers include compensation from the charterer for services regarding the special survey of the vessels, as per the terms of the charter party agreement and are recognized in accordance with ASC 606, as the performance obligation is satisfied. During the years ended December 31, 2024, 2023 and 2022, revenues from contracts with customers were nil, $11,602 and nil, respectively.

(p)	Repairs and Maintenance: All repair and maintenance expenses including underwater inspection costs are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.
(q)	Earnings Per Unit: As of December 31, 2024, the Partnership’s capital structure consisted of common units, two separate classes of preferred units and a general partner interest. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership’s General Partner but, subject to certain restrictions, may be transferred or sold apart from the General Partner’s interest. The Partnership calculates basic earnings/ (loss) per each class of units by allocating period distributed and undistributed earnings/ (losses) to the General Partner, limited partners and incentive distribution rights holders using the two-class method and in accordance with the Partnership’s Fourth Amended and Restated Limited Partnership Agreement dated October 23, 2018 (the “Limited Partnership Agreement”). Basic earnings/ (losses) per common unit are computed by allocating distributed and undistributed net income/ (losses) available to common unitholders, after subtracting the interest on the Partnership’s net income/ (loss) of all classes of preferred unitholders, and the General Partner by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement. Where distributions relating to the period are in excess of earnings, the surplus is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2024.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(r)	Segment Reporting: The Partnership’s vessel operations segment derives revenues from charterers under time charter agreements of its LNG vessels. The accounting policies of the vessel operations segment are the same as the Partnership’s accounting policies. The Partnership’s chief operating decision maker, or CODM, is the Chief Executive Officer. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Partnership as a whole and not on the basis of each vessel or charters. In addition, Partnership’s vessels regularly move between countries in international waters over many trade routes, it is neither practical nor meaningful to assign revenues or earnings from the transportation of international LNG by geographic area. As a result, the Partnership has determined that it has a single reportable segment.

The CODM measures performance based on the Partnership’s overall return to the unitholders based on consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM uses net income to evaluate segment assets in deciding whether to reinvest profits into the vessel operations segment or into other strategic activities, such as for acquisitions or to pay dividends.

Consolidated expense information presented within the Consolidated Statements of Income are considered to be significant expenses as they are important to our segment and regularly reported to the CODM.

For the year ended December 31, 2024, we derived our operating revenues from three charterers, each of whom, accounted for 39%, 34%, and 27% of our total revenues. For the year ended December 31, 2023, we derived our operating revenues from three charterers, each of whom, accounted for 41%, 43%, and 16% of our total revenues.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(u)	Accounting for Financial Instruments: The principal financial assets of the Partnership consist of cash and cash equivalents, restricted cash, amounts due from related parties, other receivable, non- current, trade accounts receivable and a derivative financial instrument (interest rate swap). The principal financial liabilities of the Partnership consist of trade and other accounts payable, accrued liabilities, long-term debt, and amounts due to related parties. The Partnership may also consider, from time to time, entering into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Derivative financial instruments are generally used to manage risk related to fluctuations of interest rates. ASC 815, “Derivatives and Hedging”, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 6). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met. At the inception of a hedge relationship, the Partnership formally designates and documents the hedge relationship with respect to hedge accounting, the risk management objective and the strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is the mitigation of risk exposure resulting from variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives is recorded in “Accumulated Other Comprehensive Income/ (Loss)” and subsequently recognized in earnings when the hedged items impact earnings.
(v)	Derivative Financial Instruments: The Partnership entered into an interest rate swap contract to manage its exposure to fluctuations of interest rate risks associated with its loan facility. The interest rate swap did not meet the applicable criteria for hedge accounting under ASC 815, including the criteria specific to a cash flow hedge, therefore the interest rate swap represents an economic hedge. As a result, interest paid or received under the respective undesignated swap agreement is recognized in Gain on derivative financial instrument (Note 11). The undesignated interest rate swap is recognized in the consolidated financial statements at its fair value, and the gain or loss from changes in the fair value are reported in earnings in the period in which those fair value changes occur in Gain on derivative financial instrument and any related cash settlements are classified under financing activities in the statement of cash flows.
(w)	Going concern: The Partnership’s policy is in accordance with ASC 205-40, “Presentation of Financial Statements-Going Concern”. ASC 205-40 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about an entity’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued.
(x)	Sale and Leaseback Transactions: In accordance with ASC 842, the Partnership, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. If the transfer of the asset meets the criteria of sale, the Partnership, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Partnership does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(y)	European Union’s Emissions Trading System: Commencing January 1, 2024, the European Union’s Emissions Trading System (“EU ETS”) was extended to cover Carbon dioxide (“CO2”) emissions from ships over 5,000 gross tons entering EU ports. The EU ETS covers (a) 50% of emissions from voyages either starting in or ending in an EU port, and (b) 100% of emissions from voyages between two EU ports or emissions generated while a ship is within an EU port. Shipping companies will have to surrender EU ETS emissions allowances (“EUA”) for each ton of reported CO2 emissions in the scope of the EU ETS. There is a phase-in period for the regulations, as allowances will have to be submitted for 40% of 2024 emissions, 70% of 2025 emissions and 100% of emissions for 2026 and subsequent years. Beginning in 2026, the scope of the EU ETS will also be expanded to include Methane (“CH4”) and Nitrus oxide (“N2O”).

The value of the EUAs to be provided to the Partnership under the terms of its agreements with the charterers of its vessels is included in Voyage revenues in the Consolidated Statements of Income. The value of the EUA obligations incurred by the Partnership under the EU ETS is included in Voyage expenses in the Consolidated Statements of Income. The EUAs and corresponding obligations are measured at the estimated cost of purchasing the credits from the EUA market, based on the date of completing a voyage. Unfunded EUAs obligations are revalued based upon a market approach utilizing prices published on an EUA market index. For the year ended December 31, 2024, the Partnership recorded EUAs amounting to $3,071 under Voyage revenues, and an equal amount under Voyage expenses.

EUAs held by the Partnership and receivable from the charterers are intended to be used to settle its EUA obligations and are accounted within Prepayments and other assets. EUAs relating to 2024 emissions are required to be surrendered to the EU authorities in September 2025. This obligation is presented within Accrued liabilities and other payables if settlement to the EU is due within twelve months of the reporting date, and within Other non-current liabilities if settlement is due after twelve months of the reporting date.

(z)	Re-purchase and Retirement of Partnership’s Common Units: All Partnership’s common shares re-purchased are immediately cancelled and retired, and the Partnership’s share capital is accordingly reduced. The excess of the cost of the common shares over their par value is allocated in additional paid-in capital.

Recent Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The adoption of ASU 2023-07 had no material impact on the Partnership’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03,‘‘Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses’’. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Partnership is currently assessing the impact this standard will have on its consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.Transactions with related parties:

During the years ended December 31, 2024, 2023 and 2022, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of income:

	Years ended December 31,
	2024	2023	2022
Included in voyage expenses – related party
Charter hire commissions (a)	$1,983	$1,860	$1,632
Included in general and administrative expenses – related party
Executive services fee (d)	$583	$581	$568
Administrative services fee (e)	$120	$120	$120
Management fees-related party
Management fees (a)	$6,599	$6,389	$6,203

As of December 31, 2024, and December 2023, balances with related parties consisted of the following:

	Year ended December 31,
	2024	2023
Assets:
Working capital advances granted to the Manager (a)	$1,189	$—
Security deposits to Manager (a)	$1,350	$1,350
Total assets due from related party	$2,539	$1,350

Liabilities included in Due to related party:
Working capital due to Manager (a)	$—	$615
Executive service charges due to Manager (d)	$—	$143
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$669	$767
Total liabilities due to related party, current	$699	$1,555

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.Transactions with related parties (continued):

a) Dynagas Ltd.

The Partnership’s vessels originally entered into vessel management agreements with Dynagas Ltd., the Partnership’s Manager (the “Management Agreements”), which terminated on December 31, 2020. Pursuant to the terms of these Management Agreements, the Manager provides each vessel-owning entity or each entity of the Partnership that controls LNG carriers purchased or chartered in with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon the vessel’s delivery until the termination of the Management Agreement. Beginning on the first calendar year after the commencement of each vessel’s Management Agreement and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of each Management Agreement.

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

During the years ended December 31, 2024, 2023 and 2022, each vessel was charged a daily management fee of $3.0, $2.9 and $2.8, respectively. During the years ended December 31, 2024, 2023 and 2022, management fees under the Master Agreement and the previous vessel Management Agreements amounted to $6,599, $6,389 and $6,203 respectively, and are separately reflected in the accompanying consolidated statements of income.

The Master Agreement and the previous Management Agreements also provide for a commission of 1.25% over charter-hire agreements arranged by the Manager. During the years ended December 31, 2024, 2023 and 2022, charter hire commissions under the Management Agreements amounted to $1,983, $1,860 and $1,632, respectively, and are included in Voyage expenses-related party in the accompanying consolidated statements of income.

The Master Agreement and the previous Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Master Agreement prior to its ten year term, by any reason other than Manager’s default, the advance is not refundable. Such advances as of December 31, 2024 and 2023, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of December 31, 2024 and 2023, an amount of $1,189 was due from the Manager and an amount of $615 was due to the Manager in relation to these operating expenses respectively.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

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

The $30 million Sponsor Facility was extended on November 14, 2018, for an additional term of five years on terms and conditions identical to the initial credit facility (the “$30 million Extended Sponsor Facility”). The $30 million Extended Sponsor Facility could be drawn and be prepaid in whole or in part at any time during the life of the facility, which ended in November 2023. No amounts had been drawn under the respective facility as of December 31, 2024 and 2023.

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

(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538,000 per annum (or $583 on the basis of an annual average Euro/US Dollar exchange rate of €1.0000/$1.0840 as of December 31, 2024), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the years ended December 31, 2024, 2023 and 2022, executive service fees amounted to $583, $581 and $568, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income.

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by its Manager. During the years ended December 31, 2024, 2023 and 2022, administrative service fees amounted to $120 for each year and are included in general and administrative expenses – related party in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4.Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2021	$1,167,909	$(314,719)	$853,190
Additions	3,721	—	3,721
Depreciation	—	(31,806)	(31,806)
Balance December 31, 2022	$1,171,630	$(346,525)	$825,105
Additions	4,204	—	4,204
Depreciation	—	(31,946)	(31,946)
Balance December 31, 2023	$1,175,834	$(378,471)	$797,363
Depreciation	—	(32,151)	(32,151)
Balance December 31, 2024	$1,175,834	$(410,622)	$765,212

During the year ended December 31, 2023, the Partnership installed a ballast water treatment system (“BWTS”), on three of its vessels. The cost of the BWTS in the year ended December 31, 2023, amounted to $4,204. The cost of the BWTS was accounted as major improvement and was capitalized to vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Ballast water treatment system installation” under “Cash flows used in investing activities” in the consolidated statements of cash flows.

5.Long-Term Debt and Other Financial Liabilities:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Year Ended December 31,
Debt instruments	2024	2023
Long-term debt and other financial liabilities	322,891	420,642
Total debt	$322,891	$420,642
Less deferred financing fees	(2,174)	(1,058)
Total debt, net of deferred finance costs	$320,717	$419,584
Less current portion, net of deferred financing fees	$(43,644)	$(419,584)
Long-term debt, net of current portion and deferred financing fees	$277,073	$—

$675 Million Senior Secured Term Loan Facility ($675 Million Credit Facility)

On September 18, 2019, Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited and Solana Holding Ltd., wholly owned by the Partnership, as co-borrowers, entered into a syndicated $675.0 million senior secured term loan, the $675 Million Credit Facility, with leading international banks. On September 25, 2019, the amount of $675.0 million was drawn under the $675 Million Credit Facility and the Partnership repaid in full the indebtedness outstanding under the $480 Million Senior Secured Term Loan Facility of $470.4 million. On October 30, 2019, the remaining amount of $204.6 million plus cash on hand was used to repay the $250 Million Senior Unsecured Notes due in 2019.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.Long-Term Debt and Other Financial Liabilities (continued):

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.Long-Term Debt and Other Financial Liabilities (continued):

On June 26, 2023, the Partnership and all Lenders of the $675 Million Credit Facility entered into a Supplemental Agreement to the $675 Million Credit Facility (“the Second supplemental agreement”). Pursuant to its’ terms, among other things:

(i)	the abovementioned prepayment was incorporated in the security documents; and
(ii)	the rate of interest was amended in order to reflect the transition to a risk-free rate.

Other Financial Liabilities - Sale and Leaseback Transactions

CDBL Sale and Leaseback (Failed Sale)

On June 19, 2024, the Partnership entered into sale and leaseback agreements with China Development Bank Financial Leasing Co. Ltd. (“CDBL”) for four of its vessels, the OB River, the Clean Energy, the Amur River, and the Arctic Aurora (“the Four Vessels”) for the amounts of $71,175, $53,625, $73,125 and $147,050, respectively (the “Lease Financing”). On June 27, 2024, the Partnership utilized the proceeds from the Lease Financing, together with $63,667 of its own funds, to fully repay its $675 Million Credit Facility. The Partnership sold and chartered back on a bareboat basis from CDBL, the OB River, the Clean Energy and the Amur River for a period of five years, and the Arctic Aurora for a period of ten years. The applicable interest rate is 3-month term SOFR plus a margin. Following the first anniversary of the bareboat charter, the Partnership has the option at any time to repurchase each vessel at predetermined prices as set forth in each respective agreement. At the end of the bareboat period, the Partnership has the obligation to repurchase the vessels at a price equal to the 20% of the financing amount for the OB River, the Clean Energy and the Amur River and the 15% of the financing amount for the Arctic Aurora.

Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Partnership and the Four Vessels will continue to be recorded as assets on the Partnership’s balance sheet. The Partnership is required to maintain at all times a value maintenance ratio of at least 120% of the charterhire principal. The charterhire principal amortizes in 20 consecutive quarterly installments paid in arrears for the OB River, the Clean Energy and the Amur River and 40 consecutive quarterly installments paid in arrears for the Arctic Aurora. The total charterhire principal as of December 31, 2024 was $322,891.

As of December 31, 2024, the Partnership was in compliance with all financial covenants and non-financial covenants prescribed in CDBL Sale and Leaseback agreements.

The annual principal payments for the Partnership’s outstanding Lease Financing as at December 31, 2024, required to be made after the balance sheet date were as follows:

Year ending December 31,	Amount
2025	$44,167
2026	44,167
2027	44,167
2028	44,167
Thereafter	146,223
Total long-term debt and other financial liabilities	$322,891

The weighted average interest rate on the Partnership’s long-term debt and other financial liabilities for the years ended December 31, 2024, 2023 and 2022, was 7.86%, 8.07% and 4.65%, respectively.

Total interest incurred on long-term debt and other financial liabilities for the years ended December 31, 2024, 2023 and 2022, amounted to $30,040, $37,387 and $25,661, respectively, and is included in Interest and finance costs (Note 10) in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6.Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of the non-current portion of the amounts due from related parties and other receivables, non-current, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital of 6.121%, is $945 as of December 31, 2024, compared to their carrying value of $1,350 as of the same date.
●	Long-term debt: The CDBL Sale and Leaseback discussed in Note 5 has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as SOFR rates are observable at commonly quoted intervals for the full terms of the loans. The fair value of the CDBL Sale and Leaseback approximates its recorded value, due to its variable interest rates.
●	Derivative financial instrument: Derivative instruments are recorded at their fair value on a recurring basis. These fair values are determined through Level 2 inputs of the fair value hierarchy, which are derived principally from interest rates, yield curves and other items that allow values to be determined.

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

	Significant Other
	Observable Inputs
	(Level 2)
Recurring measurements:	December 31, 2024	December 31, 2023
Interest rate swaps	—	$15,631

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

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

As at December 31, 2024, two of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates.

Specifically, as at December 31, 2024 under two of its time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment and in such case the Partnership may not receive the contracted revenues thereunder.

The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.

The Partnership’s maturity analysis of future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of December 31, 2024, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

Year ending December 31,	Amount
2025	142,128
2026	145,268
2027	144,252
2028	93,247
2029 and thereafter	357,380
Total	$882,275

(b)	Legal Proceedings:

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

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

a)	For the commercial services provided under the Master Agreement, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $11,028.
b)	Management fees for the period from January 1, 2025 to the date of the expiration of the agreements on December 31, 2030, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to amount to $43,866.

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

As of December 31, 2024, the Partnership had 36,747,129 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

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

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No Series A Preferred Units were redeemed as of December 31, 2024 and 2023.

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

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

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

Common unit distributions:

On November 21, 2024, the Board of Directors approved a quarterly cash distribution, for the quarter ended September 30, 2024, of $0.049 per common unit, which was paid on December 12, 2024, to all unitholders of record as of December 9, 2024. No quarterly cash distributions to Common unitholders were made with respect to the year ended December 31, 2023.

Series A Preferred unit distributions:

On January 19, 2024, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2023 to February 11, 2024. The cash distribution was paid on February 12, 2024, to all Series A preferred unitholders of record as of February 5, 2024.

On April 19,2024, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2024 to May 11, 2024. The cash distribution was paid on May 13, 2024, to all Series A preferred unitholders of record as of May 6, 2024.

On July 19, 2024, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2024 to August 11, 2024. The cash distribution was paid on August 12, 2024, to all Series A preferred unitholders of record as of August 5, 2024.

On October 21, 2024, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from August 12, 2024 to November 11, 2024. The cash distribution was paid on November 12, 2024, to all Series A preferred unitholders of record as of November 5, 2024.

Series B Preferred unit distributions:

On January 31, 2024, the Partnership’s Board of Directors declared a cash distribution of $0.71764025 per unit on its Series B Preferred Units for the period from November 22, 2023 to February 21, 2024. The cash distribution was paid on February 22, 2024, to all Series B preferred unitholders of record as of February 14, 2024.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8.Partners’ Equity (continued):

Series B Preferred unit distributions: (continued)

On April 29, 2024, the Partnership’s Board of Directors declared a cash distribution of $0.698533750 per unit on its Series B Preferred Units for the period from February 22, 2024 to May 21, 2024. The cash distribution was paid on May 22, 2024, to all Series B preferred unitholders of record as of May 15, 2024.

On July 26, 2024, the Partnership’s Board of Directors declared a cash distribution of $0.714537806 per unit on its Series B Preferred Units for the period from May 22, 2024 to August 21, 2024. The cash distribution was paid on August 22, 2024, to all Series B preferred unitholders of record as of August 15, 2024.

On October 31, 2024, the Partnership’s Board of Directors declared a cash distribution of $0.69999031 per unit on its Series B Preferred Units for the period from August 22, 2024 to November 21, 2024. The cash distribution was paid on November 22, 2024, to all Series B preferred unitholders of record as of November 15, 2024.

General Partner Distributions:

During the years ended December 31, 2024 and 2023, the Board of Directors approved a quarterly cash distribution to its General Partner and holder of the incentive distribution rights in the Partnership, of an amount of $2 and nil, respectively.

Common units repurchase program:

On November 21, 2024, the Partnership’s Board of Directors authorized the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the next 12 months (the “Common Unit Repurchase Program “). Repurchases of common units under the Common Unit Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b - 18 and/or Rule 10b5 - 1 of the U.S. Securities Exchange Act of 1934, as amended. The amount and timing of any repurchases made under the Common Unit Repurchase Program will be in the sole discretion of the Partnership’s management team, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The Program does not obligate the Partnership to repurchase any dollar amount or number of common units, and the Common Unit Repurchase Program may be suspended or discontinued at any time at the Partnership’s discretion. During the year ended December 31, 2024, the Partnership re - purchased 55,118 common units for a total amount of $247.

9.Earnings per Unit:

The Partnership calculates earnings per unit by allocating distributed and undistributed net income for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned.

Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the years ended December 31, 2024, 2023 and 2022.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.Earnings per Unit (continued):

The calculations of the basic and diluted earnings per common unit are presented below:

	Year ended December 31,
	2024	2023	2022
Partnership’s Net income	$51,591	$35,872	$54,010
Less:
Net Income attributable to preferred unitholders	12,978	11,563	11,563
General Partner’s interest in Net Income	38	24	42
Net income attributable to common unitholders	$38,575	$24,285	$42,405
Weighted average number of common units outstanding, basic and diluted	36,799,490	36,802,247	36,802,247
Earnings per common unit, basic and diluted	$1.05	$0.66	$1.15

10.Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2024	2023	2022
Interest expense (Note 5)	$30,040	$37,387	$25,661
Amortization of deferred financing fees	1,022	1,667	2,032
Other	114	156	218
Total	$31,176	$39,210	$27,911

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

The swap agreement expired in September 2024. As of December 31, 2024, and 2023, the outstanding notional amount of Partnership’s interest rate swap was nil and $471.0 million, respectively. The fair value of this interest rate swap outstanding on December 31, 2024 and 2023 amounted to nil and an asset of $15,631 (Note 6), respectively, and is included in Derivative financial instrument in accompanying consolidated balance sheet as presented in the table below.

For the years ended December 31, 2024, 2023 and 2022, the Partnership recognized a gain on derivative financial instrument of $1.8 million, $5.3 million and $33.7 million respectively, which is included in Gain on derivative financial instrument in the accompanying consolidated statements of income as presented in the table below.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

11.Derivative financial instrument (continued):

The realized gain on non-hedging interest rate swaps included in Gain on derivative financial instrument which is presented in the Consolidated Statements of Income, amounted to a gain of $17.5 million, $24.6 million and $7.4 million for the year ended December 31, 2024, 2023 and 2022, respectively.

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

Derivative Instruments not designated as hedging instruments – Balance Sheet Location

		2024		2023
Derivative	Balance Sheet Location	Assets	Liabilities	Assets	Liabilities

Interest rate swap	Derivative financial Instruments, Current	—	—	$15,631	—
Total		—	—	$15,631	—

Derivatives Instruments not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income

	Net Realized and Unrealized
	Gain Recognized on Statement of	Amount
Derivative	Comprehensive Income Location	2024	2023	2022
Interest rate swap	Gain on derivative instruments	$1,755	$5,267	$33,655
Total		$1,755	$5,267	$33,655

12.Taxes:

Under the laws of the countries of the Partnership and its subsidiaries’ incorporation and / or vessels’ registration, the Partnership and its subsidiaries are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical manager of the Partnership’s vessels, Dynagas Ltd., an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf of the Partnership. These tonnage taxes for the years ended December 31, 2024, 2023 and 2022, amounted $366, $432 and $338, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income.

DYNAGAS LNG PARTNERS LP

Notes to the Consolidated Financial Statements December 31, 2024

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

The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2024, 2023 and 2022 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source shipping income, for 2024, 2023 and 2022, the Partnership would be subject to U.S. federal income tax of approximately $258, $10 and 3, respectively.

13.Subsequent Events:

(a)	Quarterly Series A Preferred unit cash distribution: On January 21, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2024 to February 11, 2025. The cash distribution was paid on February 12, 2025, to all Series A preferred unitholders of record as of February 5, 2025.
(b)	Quarterly Series B Preferred unit cash distribution: On February 4, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.677286319 per unit on its Series B Preferred Units for the period from November 22, 2024 to February 23, 2025. The cash distribution was paid on February 24, 2025, to all Series B preferred unitholders of record as of February 14, 2025.
(c)	Quarterly Common unit cash distribution: On February 6, 2025, the Board of Directors approved a quarterly cash distribution, for the quarter ended December 31, 2024, of $0.049 per common unit, which was paid on February 27, 2025, to all unitholders of record as of February 24, 2025.
(d)	Common units repurchase program: Following December 31, 2024 and up to April 8, 2025, the Partnership re-purchased 104,873 common units for a total amount of $398, pursuant to the Common Unit Repurchase Program (as defined above).