Form 20-F
period 2025-12-31
Dynagas LNG Partners LP
filed 2026-04-08
CIK 1578453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

166-74 Glyfada, Athens, Greece

(Address of principal executive offices)

Michael Gregos

Poseidonos Avenue and Foivis 2 Street

166-74 Glyfada, Athens, Greece

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

36,382,011 Common Units

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

PRESENTATION OF INFORMATION IN THIS ANNUAL REPORT

This annual report on Form 20-F for the year ended December 31, 2025, or this annual report, should be read in conjunction with the consolidated financial statements and accompanying notes included in this annual report. Unless the context otherwise requires, references in this annual report to “Dynagas LNG Partners,” the “Partnership,” “we,” “our,” and “us” or similar terms refer to Dynagas LNG Partners LP and its wholly owned subsidiaries, including Dynagas Operating LP. Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers in our fleet that we refer to as our “Fleet.” References in this annual report to our “General Partner” refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP. References in this annual report to our “Sponsor” are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our “Manager” refer to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. References in this annual report to the “Prokopiou Family” are to our Chairman, Mr. Georgios Prokopiou, and certain members of his family.

All references in this annual report to “SEFE,” “Equinor,” “Yamal,” and “Rio Grande” refer to SEFE Marketing and Trading Singapore Pte Ltd (formerly known as Gazprom Marketing & Trading Singapore Pte Ltd), Equinor ASA (formerly, Statoil ASA), Yamal Trade Pte. Ltd., and Rio Grande LNG, LLC, respectively, and certain of their subsidiaries or affiliates which are our current or prospective charterers.

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

Forward-looking statements appear in a number of places in this annual report and include statements with respect to, among other things:

●	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
●	our anticipated growth strategies, including potential expansion into and acquisition of assets and businesses in other sectors of the shipping industry;
●	the effect of a worldwide economic slowdown;
●	potential turmoil in the global financial markets;
●	fluctuations and volatility in currencies, interest rates, and foreign exchange rates;
●	general market conditions, including fluctuations in charter hire rates and vessel values;
●	changes in our operating expenses, including dry-docking, surveys, upgrades, crewing and insurance costs, bunker prices, and fuel prices;
●	the adequacy of our insurance to cover our losses;
●	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;
●	our future financial condition or results of operations and our future revenues and expenses;
●	our ability to repay or refinance our current and future indebtedness and our settling of interest rate swaps (if any);
●	our ability to incur additional indebtedness on acceptable terms or at all, to access the public and private debt and equity markets, and to meet our restrictive covenants and other obligations under our current and future debt and financing agreements;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers, and other market participants with respect to our ESG practices;
●	our ability to comply with additional costs and risks related to our ESG policies;

●	the effect of applicable tariffs, trade barriers, embargos and regulatory requirements, and changes thereto;
●	our ability to maintain long-term relationships with major LNG traders;
●	our ability to leverage our Sponsor’s relationships and reputation in the shipping industry;
●	our ability to realize the expected benefits from our vessel acquisitions;
●	our ability to acquire newbuildings and second-hand vessels on terms acceptable to us from our Sponsor or third parties and the timely deliveries of such vessels if and when acquired;
●	our ability to compete successfully for future chartering opportunities upon the expiration or termination of existing vessel employment arrangements;
●	acceptance of a vessel by its charterer;
●	termination dates and extensions of charters;
●	the expected cost of, and our ability to comply with, governmental regulations, including regulations relating to ballast water and fuel sulfur, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
●	availability of skilled labor, vessel crews, and management;
●	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;
●	our anticipated taxation and distributions to our unitholders;
●	estimated future maintenance and replacement capital expenditures;
●	our ability to retain key employees;
●	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduced the maximum amount of sulfur that vessels may emit into the air and became effective January 1, 2020;
●	potential liability from any pending or future litigation and potential costs due to environmental damage and vessel collisions;
●	potential liability from future litigation related to claims raised by public-interest organizations or activism with regard to our failure to adapt or mitigate climate impact;
●	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, a regional level imposed by regional authorities such as the European Union, and/or a national level imposed by individual countries;
●	our ability to successfully compete for, enter into, and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

●	business disruptions, including supply chain congestion, due to climate conditions, political events and tensions, trade wars, public health threats and outbreaks of highly communicable diseases, and international hostilities and instability, ongoing war, piracy or acts by terrorists, or other disasters;
●	the impact of adverse weather and natural disasters;
●	future sales of our common units in the public market;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
●	our business strategy and other plans and objectives for future operations;
●	technology risks associated with energy transition and fleet and/or systems renewal, including in respect of alternative propulsion systems; and
●	other factors detailed in this annual report and from time to time included in our periodic reports.

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

We make no prediction or statement about the performance of our units or our debt securities. The various disclosures included in this annual report and in our other filings made with the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects, and results of operations should be carefully reviewed and considered.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	[RESERVED]
B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

The risks discussed below relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and ownership of our securities, including our common units and our 9.00% Series A Cumulative Redeemable Preferred Units, or our Series A Preferred Units. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results or cash available for distribution on our units and the trading price of our securities.

Summary of Risk Factors

The following is a summary of the risk factors which are described in further detail in this section.

●	Our Fleet consists of only six LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our outstanding units, including our preferred units.
●	Our ability to grow may be adversely affected by our capital allocation strategy.
●	We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.
●	Our ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.
●	We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our outstanding units.
●	Our future operational success depends on our ability to expand relationships with our existing charterers, establish relationships with new charterers and obtain new time charter contracts, for which we face substantial competition from established companies with significant resources and potential new entrants.
●	Any charter termination would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.

●	Our future capital needs are uncertain and we may need to raise additional funds in the future.
●	The control of our General Partner may be transferred to a third party without unitholder consent.
●	Unitholders have limited voting rights, and our Partnership Agreement restricts the voting rights of our unitholders that own more than 4.9% of our common units.
●	Our Partnership Agreement limits the duties our General Partner and our directors and officers may have to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors and officers.
●	Fees and cost reimbursements, which our Manager will determine for services provided to us, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.
●	As a unitholder, you may not have limited liability if a court finds that unitholder action constitutes control of our business.
●	We are dependent on our affiliated Manager for the management of our Fleet and for the provision of executive management and financial support services.
●	Our current time charters and our 2024 Lease Financing prevent us from changing our Manager.
●	We are a holding company, and our ability to make cash distributions to our unitholders will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries.
●	Due to our lack of diversification, adverse developments in our LNG shipping business could reduce our ability to make distributions to our unitholders.
●	Our future growth and performance depend on continued growth in LNG production and demand for LNG and LNG shipping.
●	Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.
●	We may have more difficulty entering into multi-year time charters in the future if an active spot LNG shipping market continues to develop.
●	Hire rates for LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.
●	Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.
●	An oversupply of ships or delays or abandonment of planned projects may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.
●	An increase in operating expenses, dry-docking costs, bunker costs and/or other capital expenses could materially and adversely affect our financial performance.
●	The operation of LNG carriers is inherently risky and an incident involving significant loss of or environmental consequences involving any of our vessels could harm our reputation and business.
●	We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
●	Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.
●	Volatile economic conditions may adversely impact our ability to obtain financing or refinance our current or future credit facilities and other financing arrangements on acceptable terms, which may hinder or prevent us from operating or expanding our business.
●	Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.
●	The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.
●	Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
●	If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government or other governmental authorities, it could result in the imposition of monetary fines or penalties and adversely affect our reputation and the market for our securities.
●	Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
●	Maritime claimants could arrest our vessels, which could interrupt our cash flows.
●	We may be subject to litigation that could have an adverse effect on us.
●	The price of our common units may be volatile.
●	Unitholders may face liability obligations to repay distributions.
●	We may issue additional equity securities, including securities senior to the common units, without the approval of our common unitholders, which would dilute the ownership interests of the common unitholders.

●	We are a “foreign private issuer” under NYSE rules, and as such we are entitled to exemption from certain corporate governance standards of the NYSE applicable to domestic companies, and holders of our common units may not have the same protections afforded to unitholders of companies that are subject to all of the NYSE corporate governance requirements.
●	Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
●	Provisions in our organizational documents may have anti-takeover effects.
●	Our debt levels could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
●	We may be unable to comply with covenants in our debt agreements or any future financial obligations that impose operating and financial restrictions on us.
●	Our Series A Preferred Units are subordinate to our indebtedness and the interests of holders of Series A Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred Units, and by other transactions.
●	In the event of any liquidation event, the amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.
●	The Series A Preferred Units are redeemable at our option.
●	Our Sponsor, our General Partner and their respective affiliates own a significant interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.
●	Our General Partner has limited its liability regarding our obligations.
●	Common unitholders and holders of our Series A Preferred Units have no right to enforce obligations of our General Partner and its affiliates under agreements with us.
●	Common units are subject to our General Partner’s limited call right.
●	We may be subject to taxes, which will reduce our cash available for distribution to our unitholders.

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

We have derived, and believe we will continue to derive, all of our revenues from a limited number of charterers, such as SEFE, Equinor, Yamal, and Rio Grande. For the year ended December 31, 2025, during which we derived our operating revenues from three charterers, SEFE accounted for 40%, Yamal accounted for 35%, and Equinor accounted for 25% of our total revenues. All of the charters for our Fleet have fixed terms but may be terminated early due to certain events, including, but not limited to, the charterer’s failure to make charter payments to us because of financial inability, disagreements with us, or otherwise. The ability of each of our counterparties to perform its respective obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas, epidemics and pandemics, events in Russia and Ukraine, tensions in and around the Suez Canal and the Red Sea, the current instability in Venezuela and Iran, North Atlantic Treaty Organization, or NATO, country tensions, United States and China trade relations or any resulting sanctions that may be imposed, and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and may sustain losses, which may have a material adverse effect on our business, financial condition, cash flows, results of operations, and ability to pay any distributions, including reduced distributions, to our unitholders.

In addition, a charterer may exercise its right to terminate its charter if, among other things:

●	the vessel suffers a total loss or is damaged beyond repair;
●	we default on our obligations under the charter, including prolonged periods of vessel off-hire;
●	the occurrence of war or hostilities significantly disrupt or impair a vessel’s capacity to operate and trade freely;
●	the vessel is requisitioned by any governmental authority; or
●	a prolonged force majeure event occurs, such as war, political unrest, or a pandemic which prevents the chartering of a vessel, in each such event in accordance with the terms and conditions of the respective charter.

In addition, the charter payments we receive may be reduced if a vessel does not perform according to certain contractual specifications. For example, charter hire may be reduced if the average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the relevant vessel exceeds the guaranteed amount.

In depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, tensions in and around the Suez Canal and the Red Sea, the current instability in Venezuela and Iran, NATO country tensions, United States and China trade relations, the resulting sanctions, or other geopolitical events, among other things, which could adversely affect their ability to perform. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure may be at lower rates and may not be acceptable by our lenders.

Due to the ongoing Russian war with Ukraine, the United States (“U.S.”), the European Union (“E.U.”), the United Kingdom (the “U.K.”), and other countries and organizations have publicly announced and enacted extensive sanctions against Russia to impose severe economic pressure on the Russian economy and government. Most recently, on October 23, 2025, the E.U. adopted its 19th package of sanctions (“New E.U. Sanctions Regulations”), and on November 11, 2025, the U.K. government announced its intention to prohibit maritime transport services for Russian-origin LNG exports to third countries. The New E.U. Sanctions Regulations prohibit E.U. persons and non-E.U. persons with an E.U.-nexus from purchasing, importing, or transferring, directly or indirectly, LNG originating in or exported from Russia to any jurisdiction, whether inside or outside the E.U. The New E.U. Sanctions Regulations will apply beginning January 1, 2027 with respect to existing long-term contracts with a duration of more than one year. We are required to comply with the New E.U. Sanctions Regulations. Yamal employs two of our vessels, the Yenisei River and Lena River, on existing long-term charters which extend to 2033 and 2034, respectively (the “Yamal Charters”). As noted above, for the year ended December 31, 2025, we earned 35% of our revenues from Yamal. These vessels, since commencement of the Yamal Charters, have been engaged in the transportation of LNG produced in Russia for discharge at destinations worldwide in compliance with applicable sanctions regulations. However, under the New E.U. Sanctions Regulations, commencing January 1, 2027, these vessels will be restricted from transporting LNG from Russia. The Partnership and Yamal are evaluating the potential impact of the New E.U. Sanctions Regulations on the operation of the vessels under the Yamal Charters. The Partnership believes the Yamal Charters remain enforceable notwithstanding the New E.U. Sanctions Regulations, however there can be no assurance that Yamal will share this interpretation, and any disagreement could result in disputes, nonperformance, litigation or early termination of the Yamal Charters, among other things. The loss of revenue under either or both of the Yamal Charters would have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to our unitholders, and could result in an event of default under our debt agreements.

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

We have entered, and may enter in the future, into contracts, charters, newbuilding and conversion contracts with shipyards, debt agreements with financial institutions, our Sponsor and other counterparts, interest rate swaps, foreign currency swaps, equity swaps and other agreements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty and work stoppages or other labor disturbances. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, it is possible that third parties with whom we have financing arrangements or charter contracts may be impacted by events in Russia and Ukraine or any resulting sanctions that may be imposed which could adversely affect their ability to perform under such contracts. See “—We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.”

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

As noted above, the amount of cash we can distribute on our common and preferred units depends in part on the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

●	the rates we obtain from our charters;
●	the level of our operating costs, such as the cost of crewing and insurance;
●	the continued availability of natural gas production;
●	sustained demand for LNG in global energy markets;
●	availability and supply of LNG carriers;
●	prevailing global and regional economic and political conditions;
●	economic downturns triggered by epidemics or pandemics;
●	currency exchange rate fluctuations; and
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

●	the level of capital expenditures we make, including for maintaining, repairing or replacing vessels, building new vessels, acquiring second-hand vessels and complying with regulations;
●	the number of unscheduled off-hire days for our Fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;
●	our debt service requirements and restrictions on distributions contained in our debt instruments;
●	the level of debt we will incur to fund future acquisitions;
●	fluctuations in interest rates;

●	fluctuations in our working capital needs;
●	variable tax rates;
●	the expected cost of, and our ability to comply with, environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	our ability to make, and the level of, working capital borrowings;
●	the performance of our subsidiaries and their ability to distribute cash to us; and
●	the amount of any cash reserves established by our Board of Directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. We may also incur expenses or liabilities, or be affected by unforeseen obligations, that may arise in the future and could reduce or eliminate the amount of cash available for distribution to our unitholders. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record earnings.

Our future operational success depends on our ability to expand relationships with our existing charterers, establish relationships with new charterers and obtain new time charter contracts, for which we face substantial competition from established companies with significant resources and potential new entrants.

We have secured an estimated contract backlog of $0.80 billion for the vessels in our Fleet as of the date of this annual report, $0.09 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal through advance payments, with any remaining balance settled immediately upon completion of the dry-docking. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate, which is calculated based on the budget agreed at the inception of the contract, due to the yearly variations in the respective vessels’ operating costs.

Notwithstanding our current estimated contracted backlog, one of our principal objectives is, wherever possible, to enter into additional multi-year time charters upon the expiration or early termination of our existing charter arrangements, and we may also seek, wherever possible, to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

●	size, age, technical specifications and condition of the relevant ship;
●	efficiency of ship operation and reputation for operation of highly specialized vessels;
●	LNG shipping experience and quality of ship operations;
●	shipping industry relationships and reputation for customer service;
●	technical ability and reputation for operation of highly specialized ships;
●	quality and experience of officers and crew;
●	safety record;
●	the ability to obtain ship financing on competitive terms and to maintain overall financial stability;
●	maintaining relationships with shipyards and securing suitable berths;
●	willingness to assume operational risks;
●	construction management capabilities, including ensuring on-time delivery of new ships and adherence to customer specifications in this respect; and
●	overall price competitiveness in bidding processes.

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

Due to the recent ongoing conflicts between Russia and Ukraine, the U.S., E.U., the U.K. and other countries and organizations have publicly announced and enacted extensive sanctions against Russia to impose severe economic pressure on the Russian economy and government, such as the New E.U. Sanctions Regulations. One of our charterers, Yamal, employs two of our vessels primarily in the transportation of LNG produced in Russia. Under the New E.U. Sanctions Regulations, commencing January 1, 2027, these vessels will be restricted from transporting LNG from Russia, which would affect Yamal’s ability to continue to employ the vessels in the same manner. The Partnership believes the Yamal Charters remain enforceable notwithstanding the New E.U. Sanctions Regulations, however there can be no assurance that Yamal will share this interpretation, and any disagreement could result in disputes, nonperformance, litigation or early termination of the Yamal Charters, among other things.

Because the war between Russia and Ukraine is still ongoing, the New E.U. Sanctions Regulations and any further economic sanctions that may be imposed could adversely affect our charterers and result in the early termination of our time charter contracts with Yamal. See “—We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business.”

Further, a charter termination could materially affect our relationship with the customer and our reputation in the LNG shipping industry, and in some circumstances the event giving rise to termination could potentially impact multiple charters that we have entered with the same charterer.

Accordingly, any such charter termination could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

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

An increase in the Secured Overnight Financing Rate, or “SOFR,” including as a result of the United States Federal Reserve increasing U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing and future financing arrangements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay distributions. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to other alternative reference rates in the future could have a material adverse effect on us.

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

Holders of the Series A Preferred Units, while generally having no voting rights, have limited voting rights. See “—Risks Relating to our Series A.”

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

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of U.S. Internal Revenue Code of 1986, as amended (the “Code”), if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates or a transferee approved by the Board of Directors, acquires, in the aggregate, beneficial ownership of more than 4.9% of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests of such class or series in excess of 4.9%, except for the Series A Preferred Units, and such limited partner interests will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for nominating a person for election to our Board of Directors), determining the presence of a quorum, or for other similar purposes. The voting rights of any such limited partner interests in excess of 4.9% will effectively be redistributed pro rata among the other limited partner interests (as applicable) holding less than 4.9% of the voting power of such class or series. Our General Partner, its affiliates and persons who acquired limited partner interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his or her nominee provides otherwise.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units or Series A Preferred Units under the Partnership Agreement will be delivered to the record holder by us or by the transfer agent.

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

Our Manager, which is wholly owned by Mr. Georgios Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to a Master Agreement (and underlying Vessel Management Agreements) (as defined in “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management”). We currently pay our Manager a fee of $3,188 per day for each of our vessels, owned or bareboat chartered-in, for providing them with technical, commercial, insurance, accounting, financing, provisions, crewing and bunkering services. In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the vessel operator as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We incurred an aggregate expense of approximately $8.7 million in connection with the commercial and technical management of our Fleet for the year ended December 31, 2025. The management fee increases by 3% annually unless otherwise agreed, between us, with approval of our Conflicts Committee, and our Manager. The management fees payable for the vessels may be further increased if our Manager has incurred material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our Conflicts Committee.

Further, we entered into an executive services agreement, or the Executive Services Agreement, on March 21, 2014, with retroactive effect to the date of the closing of our IPO, with our Manager, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term and automatically renews for successive five-year terms unless terminated earlier, payable in equal monthly installments. After the expiration of the initial term period, the Executive Services Agreement was automatically renewed for a successive five year term, and will continue to automatically be renewed for successive five year terms unless terminated earlier. As of December 31, 2025, we incurred approximately $0.6 million in connection with this agreement.

Pursuant to an administrative services agreement, or the Administrative Services Agreement, that we entered into on December 30, 2014 and with effect from the date of the closing of our IPO, our Manager also provides us with certain administrative and support services (including certain financial, accounting, reporting, secretarial and information technology services) for which we currently pay a monthly fee of $10,000, plus all related costs and expenses, payable in quarterly instalments. As of December 31, 2025, we incurred $0.1 million in connection with this agreement.

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

●	The unitholders are unable to remove our General Partner without its consent because our General Partner and its affiliates, including our Sponsor, own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units (including common units held by the General Partner and its affiliates) voting together as a single class is required to remove our General Partner. As of April 8, 2026, our Sponsor owned 15,595,000 of our common units, representing approximately 42.9% of the outstanding common units.
●	Our Partnership Agreement contains provisions that limit the removal of members of our Board of Directors. Appointed Directors may be removed (i) without Cause (as defined in the Partnership Agreement) only by the General Partner and (ii) with Cause only by the General Partner, the vote of the holders of a majority of the outstanding units at a properly called meeting of our Limited Partners, or by vote of the majority of the other members of our Board of Directors. Elected Directors may be removed with Cause only by vote of the majority of the other members of our Board of Directors or by a vote of the majority of the outstanding common units at a properly called meeting of our Limited Partners.
●	Common unitholders are entitled to elect only three of the five members of our Board of Directors. Our General Partner in its sole discretion appoints the remaining two directors.
●	Election of the three directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the two directors appointed by our General Partner serve until a successor is duly appointed by the General Partner.
●	Our Partnership Agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

●	Unitholders’ voting rights are further restricted by the Partnership Agreement providing that if at any time any person or group, other than our General Partner and its affiliates, or a direct or subsequently approved transferee of our General Partner or its affiliates or a transferee approved by the Board of Directors, acquires, in the aggregate, beneficial ownership of more than 4.9% of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests of such class or series in excess of 4.9%, except for the Series A Preferred Units, and such limited partner interests will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for nominating a person for election to our Board of Directors), determining the presence of a quorum, or for other similar purposes. The voting rights of any such limited partner interests in excess of 4.9% will effectively be redistributed pro rata among the other limited partner interests (as applicable) holding less than 4.9% of the voting power of such class or series. Our General Partner, its affiliates and persons who acquired limited partner interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
●	There are no restrictions in our Partnership Agreement on our ability to issue additional equity securities.

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

According to Drewry Shipping Consultants Ltd., or Drewry, LNG trade has increased during 2016 and 2024. While India and China were main drivers of LNG trade during 2016-18, Europe played a dominant role in 2019. China’s LNG import growth rate declined 14.8% year over year to 61.9 million tons in 2019. Previously, China’s LNG import grew 46.1% year over year in 2017 and 41.1% in 2018. In 2019, France’s LNG imports more than doubled to 16 million tons, compared to 2018. Spain’s LNG imports grew 61.0% year over year in 2019 to 16.1 million tons. In 2019, LNG trade grew by 11.5% year over year to 349 million tons. However, demand from the key Asian importers, Japan and South Korea declined in 2019 as a change in priorities has marked a shift back to nuclear energy and increased focus on renewables. In 2020, Global LNG trade grew at only 0.7% year over year in 2020 compared to 13.3% year over year in 2019 and 7.8% year over year in 2018. Following slump in LNG demand in Asian countries, many U.S. cargos were cancelled. Global LNG trade grew 6.5% year over year in 2021 mainly driven by recovery in global economy and higher LNG demand. Increasing LNG imports from Europe led to a 7.8% year over year increase in global LNG trade to 401.4 million tons per annum in 2022. The global economic slowdown and high inventory levels capped the LNG trade growth in 2023. LNG trade growth softened further in 2024 due to limited growth in LNG liquefaction facilities and subdued European demand. In 2025, LNG trade growth increased from 1.1% in 2024 to 4.4% in 2025 due to revival of China’s LNG imports during November and December and increased European restocking activity.

Volatile natural gas and oil prices may adversely affect our growth prospects and results of operations.

Natural gas prices are volatile in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

●	price and availability of crude oil and petroleum products;
●	worldwide and regional supply of, demand for, and price of natural gas;
●	the costs of exploration, development, production, transportation and distribution of natural gas;
●	expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;
●	the level of worldwide LNG production and exports;
●	government laws and regulations, including but not limited to environmental protection laws and regulations;
●	local and international political, economic and weather conditions;
●	political and military conflicts including the war between Russia and Ukraine, current instability and potential further U.S. military operations in Venezuela and ongoing wars and acts of hostility in the Middle East; and
●	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries as well as alternate sources of primary energy such as renewables.

LNG prices surged in 2022 on account of high European LNG demand, low inventory levels and geopolitical uncertainty. After peaking in August 2022, LNG prices have declined on account of mild winters in Europe and higher European inventory levels. LNG prices declined in 2023 due to high inventory levels both in Europe and Asia, mild winters and increased global supply of LNG. LNG prices declined in 2024 due to lower demand in Europe and stable supply despite ongoing tensions in the Middle East. In 2025, LNG prices recovered and increased to $12 per MMBtu as demand in Europe remained throughout the year, with geopolitical uncertainty adding to the market woes. A continuation of current low natural gas and LNG prices could negatively affect us in a number of ways, including the following:

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

According to Drewry, during the period from 2011 to February, 2026, the global fleet of LNG carriers grew from 360 to 838 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolitions. Only 42 LNG carriers, representing 5.0% of the LNG vessels currently in service, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating, according to Drewry.

Although the global newbuilding orderbook dropped sharply in 2008, 2009 and 2010, ordering activity increased in 2011 and 2012 in light of Fukushima nuclear disaster. According to Drewry, a total of 56 LNG carrier newbuilding orders were placed in 2011 and 34 in 2012. In 2013 and 2014 ordering activity remained firm and a total of 100 newbuild orders were placed. New orders declined in 2015 to 32, followed by only 7 new orders placed in 2016. In 2017, 14 new LNG orders were placed, however; in 2018 low newbuilding prices and high charter rates attracted investment in the LNG market and 76 LNG carriers (which includes LNG bunkering and small scale LNG carriers) were ordered during the year. Strong new order momentum continued in 2019 with 61 LNG carriers ordered in 2019. In 2020, 55 LNG vessels were ordered. Qatar’s LNG newbuilding berth reservation and quicker than expected recovery in LNG trade prompted companies to secure new vessels before newbuilding prices strengthen. New orders for LNG vessels have surged in 2021 and 2022 and 84 and 175 LNG vessels were ordered, respectively. Qatar’s mega-LNG carrier order comprised 66 of the total orders in 2022, while major shipowners jumped in to secure shipbuilding slots in a market with tight shipbuilding capacity and rising newbuild prices. In 2023, investments in LNG shipping eased in 2023 with new orders for 73 LNG vessels. Tight shipbuilding capacity until 2027 and high newbuild prices discouraged some shipowners to an extent and in 2024, 96 LNG vessels were ordered. In 2025, new orders were down 50% year-over-year as the steep decline in charter rates, oversupply of vessels, and geopolitics uncertainty kept shipowners on back-foot. As of February 2026, the newbuilding orderbook consisted of vessels with a combined capacity of 52.5 million cbm, equivalent to 40.8% of the current global LNG carrier fleet capacity, according to Drewry. The delivery of these newbuildings will be spread out between 2026 and 2030.

According to Drewry, as of February, 2026, there were 51 LNG carriers in the size range of 149,000-155,000 cbm in the LNG trading fleet, of which 45 have membrane cargo containment system. There are no LNG carriers in the same size segment on orderbook, which have moss spherical containment system.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their Environmental, Social and Governance (“ESG”) policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have focused on the implications and social cost of their investments. Equity holder proposals submitted on environmental matters and, in particular, climate-related proposals have become more frequent and those submitted environmental proposals that did go to a vote received greater shareholder support than previous years. The increased attention and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender, or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and incur costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders, and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint, and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards and report on these on a mandatory basis in the E.U. under the Corporate Sustainability Reporting Directive (“CSRD”) from 2028 onwards, so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

On March 6, 2024, the SEC had adopted final rules to enhance and standardize climate-related and ESG-related disclosures by public companies and in public offerings. The final rules would have added extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. Specifically, the rules would have required the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. The rules were challenged in federal court before they became effective and ultimately the SEC withdrew them in June 2025. While the current SEC leadership determined to withdraw these rules, the SEC could again change its policy priorities, under a future presidential administration or otherwise, and may propose similar rules in the future, in which case the costs of compliance with such new rules could be significant and could have a material adverse effect on our future performance, operating results, cash flows and financial position.

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

Different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to ESG matters may be perceived negatively by at least some stakeholders and adversely impact our reputation and business.

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

Our operating expenses and dry-dock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and may affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel are unpredictable and fluctuate based on events and factors outside our control, including geopolitical developments (such as the ongoing war between Russia and Ukraine, current instability in Venezuela and ongoing wars and acts of hostility in the Middle East), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, political instability, regional production patterns and environmental concerns. These events and factors may increase vessel operating and dry-docking costs further, which could materially and adversely affect our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

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

Our vessels and their respective cargoes are at risk of being damaged or lost because of events and factors that include but are not limited to:

●	marine disasters;
●	piracy;
●	environmental accidents and hazards;
●	weather;
●	mechanical failures;
●	grounding, fire, explosions and collisions;
●	human error; and
●	political unrest, war, including the war between Russia and Ukraine, current instability in Venezuela and ongoing wars and acts of hostility in the Middle East or the Houthi crisis in the Red Sea, and terrorism.

An accident involving any of our vessels could result in any of the following:

●	death or injury to persons, loss of property or environmental damage;
●	delays or failure in the delivery of cargo;
●	loss of revenues from or termination of charter contracts;
●	governmental fines, penalties or restrictions on conducting business;
●	spills, pollution and the liability associated with the same;
●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

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

Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.

In 2025, the United States Trade Representative (the “USTR”) put forward a significant trade action under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics and shipbuilding industries. This action has the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets including Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. There are several exceptions to this fee, including for vessels with capacity of 55,000 dwt or less, vessels arriving to the U.S. empty or in ballast and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

In response to the USTR action, on October 10, 2025, China announced retaliatory port fees, effective October 14, 2025, applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. There is significant uncertainty as to the scope of applicability of these new port fees and how they will be implemented. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, scheduled for November 10, 2026.

Further retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. In addition to direct port fee increases, other retaliatory actions by China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Of the six vessels we operate, none were constructed in China. However, we have entered into and may further enter in the future into sale and leaseback transactions with Chinese financial institutions. Additionally, we may enter into contracts for the purchase of secondhand vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards.

Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. or Chinese ports could materially increase. Even though port fees are typically borne by the charterer, if port fees are assessed due to our ownership or, as the case may be, operation of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

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

The world economy continues to face a number of actual and potential challenges, including the continuing war between Russia and Ukraine, and between Israel and Hamas, Russia and NATO tensions, current instability in Venezuela, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea) and in other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics.

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

In addition, these requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, necessitate vessel modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. These effects could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our vessels and to also to maintain environmental manuals and plans. Any delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our future performance, results of operations, cash flows, financial position and our ability to make distributions to our unitholders.

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

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or OPA, provide for potentially unlimited joint, several, and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. Vessels are required to carry onboard a ship-specific non-tank vessel response plan to address contingencies relating to discharges of any oil. In addition, many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the “London Convention.”

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention entered into force on June 26, 2025 and requires that each ship sent for recycling carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships are required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. On November 20, 2013, the European Parliament and the Council of the E.U. adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an E.U. Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We were required to comply with E.U. Ship Recycling Regulation by December 31, 2020, since our ships trade in the E.U. region. One of our vessels, the Arctic Aurora, is a Maltese flagged vessel. Malta is an E.U. Member State. Now that the Hong Kong Convention has been ratified and entered into force on June 26, 2025, it is expected the E.U. Ship Recycling Regulation will be reviewed in light of this. Notably, the Hong Kong Convention has seen weak implementation and poor results to date, suggesting the E.U. may elect not to alter its regulation for the moment.

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

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition: This includes decreasing annual greenhouse gas (“GHG”) emissions from international shipping by at least half by 2050, compared with their level in 2008, and work towards phasing out GHG emissions from shipping entirely as soon as possible in this century: reducing carbon intensity of international shipping (to reduce CO2 emissions per transport work), as an average across international shipping, by at least 40% by 2030. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the IMO’s Marine Environmental Protection Committee (the “MEPC”) agreed to adjourn the meeting on adoption until October 2026.

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

Furthermore, on January 1, 2024 the E.U. Emissions Trading Scheme (the “ETS”), for ships sailing into and out of E.U. ports came into effect, and the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) came into effect on January 1, 2025. The ETS is being rolled out gradually: 40% of allowances had to be surrendered in 2025 for the year 2024; 70% of allowances will have to be surrendered in 2026 for the year 2025 and 100% of allowances will have to be surrendered in 2027 for the year 2026. The compliance deadline is September 30 of each year. Compliance is on a company-wide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code (as defined below), as well as the responsibility for full compliance under the ETS and the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS captures 100% of the emissions from intra-E.U. maritime voyages; 100% of emissions from ships at berth in E.U. ports and 50% of emissions from voyages which start or end at E.U. ports (but the other destination is outside the E.U.). Furthermore, the E.U. Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances must be auctioned and there is no free allocation. 78.4 million emissions allowances were allocated specifically to maritime. Compliance with the Maritime E.U. ETS results in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional E.U. regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) under the FuelEU Initiative of its Fit-for-55 package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to E.U. ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as E. U. Taxonomy, might jeopardize the level of access to capital. For example, the E.U. has already introduced a set of criteria for economic activities which should be framed as ‘green’, called E.U. Taxonomy. As long as we are an E.U.-based company meeting the Non-Financial Reporting Directive (NFRD) prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with E.U. Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with E.U. Taxonomy.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard. For most vessels, compliance with the D-2 standard will involve installing on - board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. All of our vessels had on - board ballast water management system installed in 2022 and 2023, during the completion of their scheduled special surveys.

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

Currently, the world economy faces a number of ongoing challenges, including the wars between Ukraine and Russia, between Israel and Hamas, Hezbollah and Iran, tensions between the United States and Iran, Israel and Iran and between Russia and NATO, China and Taiwan disputes, United States and China trade relations, instability in Venezuela and between Iran and the West, hostilities between the United States and North Korea, Greenland, Denmark or Venezuela, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities, and stabilizing growth in China.

Further, governments may turn, and have turned, to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including operating results, cash flows, and financial condition, may be adversely affected. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope, legitimacy, and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. These tariffs have been met with reciprocal tariffs, thus increasing the possibility of a global trade war. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. If further tariffs are imposed on a broader range of imports, including LNG, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for LNG carried by sea, result in the loss of customers, and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

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

More recently, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea. Under a May 2025 agreement, the Houthi militant group declared that it would stop targeting most commercial ships crossing the Red Sea, although in July 2025 the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. In response to the U.S. and Israel’s war with Iran, the Houthis have stated that they may resume attacks on shipping vessels. Such circumstances have had and could in the future result in adverse consequences from time to time for LNG shipping.

On January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and replaced him with Venezuela’s vice president, Delcy Rodríguez. Under interim president Rodríguez’s administration, new sweeping legislation has granted foreign oil companies greater operational control over oil production ventures, reduced the royalties and taxes that they pay to Venezuela’s government, and allowed companies to resolve disputes in international venues rather than in Venezuela’s legal system. The U.S. has already granted preliminary permission to U.S. entities to negotiate with Petróleos de Venezuela, S.A. (PDVSA), Venezuela’s state-owned oil and gas company. Although Venezuela exports almost no natural gas, it holds 70% of the natural gas reserves in Latin America and the Caribbean. If these considerable reserves were exported via a pipeline or other transportation method, it could reduce regional demand for seaborne LNG imports and adversely affect our business. For instance, Venezuela and Colombia are currently connected via a natural gas pipeline that has been dormant since 2015. Were this pipeline made operational again, it could significantly reduce Colombia’s need for other sources of imported LNG.

It remains uncertain what the geopolitical and economic impacts of U.S. measures to control the production and global distribution of Venezuela’s energy exports will be. Further, the future extent of the U.S. involvement in Venezuela’s government and energy sector is unclear. While we are monitoring these developments closely, these circumstances lead to increased uncertainties, the effects of which on our operations and financial conditions, as well as global LNG supply and demand, are difficult if not impossible to predict.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. In retaliation, Iran has targeted ships in or near the Strait of Hormuz, a waterway essential to global trade, by mining the waterway and attacking vessels with drone and missile strikes, which has significantly compromised the safety of vessels and crew onboard in the region, and has resulted in the effective closure of the Strait of Hormuz to commercial traffic. Many shipping companies have rerouted their vessels away from transiting the Strait of Hormuz, which has significantly affected trading patterns, freight rates, and voyage expenses. While there is significant uncertainty about the duration of the armed conflict in Iran, these events have destabilized the region and may lead to further significant and prolonged disruptions across all sectors of the shipping industry. In addition, public health threats, such as outbreaks of highly communicable diseases or viruses, which have, from time to time, occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, could lead to a significant decrease of demand for the transportation of crude oil. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

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

Although none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws during 2025, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future our vessels may call on ports in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common units could be adversely affected.

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

Additionally, although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2025, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may in the future be the subject of sanctions or embargo laws imposed by the U.S. or other applicable governmental bodies, including in response to events relating to Russia and Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions or embargo laws, we may suffer reputational harm and our results of operations may be adversely affected.

With respect to U.S. sanctions against Russia, the U.S. Office of Foreign Assets Control (OFAC) administers a sectoral sanctions program, which targets specific industries or sectors of the Russian economy. Transactions with companies designated under the Sectoral Sanctions Identifications List (“SSI List”) are not completely prohibited. Under OFAC’s 50 percent rule, a company owned 50 percent or more, in the aggregate by an SSI-Listed entity will also be the subject of the same restrictions as the SSI-Listed entity. We have a chartering relationship with Yamal, which may be indirectly owned 50 percent or more by an SSI-Listed entity under Directive 2 of Executive Order 13662. In addition, pursuant to Executive Order 14066, the U.S. has imposed restrictions on the import into the U.S. of certain energy products from the Russian Federation, as well as new investments in the energy sector of the Russian Federation. Furthermore, on January 10, 2025, the U.S. issued a determination under Executive Order 14024 designating the energy sector of the Russian Federation as the target of sanctions, and imposing sanctions on any person determined to have operated in the energy sector of the Russian Federation economy. In the future, the U.S. may impose greater sanctions, including, but not limited to, by adding Yamal or other counterparties to OFAC’s Specially Designated Nationals and Blocked Persons List (the “SDN List”). In addition, our reputation and the market for our securities may be adversely affected by our engagement in certain other activities, such as our dealings with Yamal or other SSI-Listed entities or their subsidiaries, or if we enter into charters with other individuals or entities in countries that are the subject of U.S. sanctions and embargo laws that are not controlled by the governments of those countries, engage in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments, or otherwise engage in activities that are prohibited by U.S., the European Union or other sanctions to the extent that such sanctions may be applicable.

Yamal employs two of our vessels, the Yenisei River and Lena River, under the Yamal Charters. These vessels, since commencement of the Yamal Charters, have been engaged in the transportation of LNG produced in Russia for discharge at destinations worldwide in compliance with applicable sanctions regulations. However, under the New E.U. Sanctions Regulations, commencing January 1, 2027, these vessels will be restricted from transporting LNG from Russia which would affect the Charterers’ ability to continue to employ the vessels in the same manner. The Partnership believes the Yamal Charters remain enforceable notwithstanding the New E.U. Sanctions Regulations, however there can be no assurance that Yamal will share this interpretation, and any disagreement could result in disputes, nonperformance, litigation or early termination of the Yamal Charters, among other things. Furthermore, because we derive, and expect to continue to derive, all of our revenues from a limited number of charterers, our business would be materially adversely affected if we were to determine that we are required because of applicable sanctions, to terminate our relationships with Yamal or any of our other charterers, or if the negative impact of these or any additional sanctions imposed in the future threaten the viability of the Yamal LNG Project or otherwise cause Yamal or any of our other charterers to end their relationships with us. Any of these events could have a material adverse effect on our business, financial condition, and results of operations. See “—Risks Relating to our Partnership—We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business”, and “—Risks Relating to our Partnership—We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.”

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

The price of our common units has fluctuated in the past, has recently been volatile and may be volatile in the future. The price of our common units may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common units. The market price for our common units may be influenced by many factors, including the following:

●	investor reaction to our business strategy;
●	our continued compliance with the listing standards of NYSE;
●	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	our ability or inability to raise additional capital and the terms on which we raise it;
●	declines in the market prices of stocks generally;
●	trading volume of our common units;
●	sales of our common units by us or our unitholders;
●	general economic, industry and market conditions;
●	an increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities; and
●	other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, including the war between Russia and Ukraine, war, political unrest and conflicts in the Middle East or the Houthi crisis in the Red Sea, instability in Venezuela, public health issues including health epidemics or pandemics, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

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

As a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. We are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, and requires directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. In addition, our officers, directors and principal unitholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from certain provisions of the rules of Section 16 of the Exchange Act regarding sales of units by insiders means that you may have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE.

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

On June 4, 2025, the SEC issued a concept release seeking public comment on whether to amend the current eligibility criteria for foreign private issuer status under the U.S. securities laws to better balance investor protection and capital formation. This marks the first comprehensive review of the FPI regulatory framework since 2008 and signals a potential material shift in the FPI regulatory framework. While no rule changes have been proposed yet, any future amendments could impact our eligibility to qualify as a foreign private issuer.

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

These provisions could also make it difficult for our unitholders to replace or remove our current Board of Directors or could have the effect of discouraging, delaying or preventing an offer by a third party to acquire us, even if the third party’s offer may be considered beneficial by many unitholders. As a result, unitholders may be limited in their ability to obtain a premium for their common units.

Risks Relating to our Indebtedness

Our debt levels could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2025, we had total outstanding long-term debt of approximately $278.7 million, consisting of amounts outstanding under our 2024 Lease Financing. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our outstanding indebtedness.

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

A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our current or future debt agreements would prevent us from borrowing additional money under such debt agreements and could result in a default thereunder. Therefore, we may need to seek permission from our lenders or lessors in order to engage in some actions. Our lenders’ or lessors’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay distributions on our Series A Preferred Units, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, our debt agreements or other future financing arrangements may prohibit the payment of distributions to our Series A preferred unitholders upon the occurrence of events of default under our debt agreement, which may include, among other things, the following:

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

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Risks Relating to our Series A Preferred Units

Our Series A Preferred Units are subordinate to our indebtedness and the interests of holders of Series A Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred Units, and by other transactions.

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

The issuance of additional limited partner interests on a parity with or senior to our Series A Preferred Units would dilute the interests of the holders of our Series A Preferred Units, and any issuance of senior securities or parity securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Series A Preferred Units. No provisions relating to our Series A Preferred Units protect the holders of our Series A Preferred Units, in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, which might adversely affect the holders of our Series A Preferred Units.

In the event of any liquidation event, the amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.

In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the payment due upon a liquidation event is fixed at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions up to, and including, the date of liquidation. If, in the case of a liquidation event, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price of your Series A Preferred Units is greater than the applicable liquidation preference, you will have no right to receive the market price from us upon our liquidation.

As a holder of Series A Preferred Units, you have extremely limited voting rights.

Your voting rights as a holder of Series A Preferred Units are extremely limited. Our common units are the only class of limited partner interests carrying full voting rights. Holders of the Series A Preferred Units generally have no voting rights. However, in the event that six quarterly distributions, whether consecutive or not, payable on our Series A Preferred Units or any other parity securities (if applicable), are in arrears, the holders of such Series A Preferred Units will have the right, voting together as a class with all other classes or series of parity securities (if applicable) upon which like voting rights have been conferred and are exercisable, to elect one additional director to serve on our Board of Directors, and the size of our Board of Directors will be increased as needed to accommodate such change (unless the holders of Series A Preferred Units and parity securities (if applicable) upon which like voting rights have been conferred, voting as a class, have previously elected a member of our Board of Directors, and such director continues then to serve on the Board of Directors). The right of such holders of Series A Preferred Units to elect a member of our Board of Directors will continue until such time as all accumulated and unpaid distributions on the Series A Preferred Units have been paid in full.

Market interest rates may adversely affect the value of our Series A Preferred Units.

One of the factors that will influence the price of our Series A Preferred Units will be the distribution yield on such Series A Preferred Units (as a percentage of the price of our Series A Preferred Units) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our Series A Preferred Units to expect a distribution yield higher than what is paid on the applicable Series A Preferred Units, and higher interest rates would likely increase our borrowing costs which could potentially decrease funds available for distributions to our unitholders. Accordingly, higher market interest rates could cause the market price of our Series A Preferred Units to decrease.

The Series A Preferred Units are redeemable at our option.

We may redeem, at our option, all or, from time to time, part of the Series A Preferred Units after August 12, 2020. If we redeem your Series A Preferred Units, you will be entitled to receive a redemption price equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the applicable series of the preferred units had such series of preferred units not been redeemed. We may elect to exercise our partial redemption right on multiple occasions.

On May 27, 2025, we exercised our option to redeem, in full, 2,200,000 of our 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units”), representing all of the Series B Preferred Units that were issued and outstanding.

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

Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. As of April 8, 2026, our Sponsor owned 15,595,000 of our common units, representing approximately 42.9% of the outstanding common units and our General Partner owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights and therefore may have considerable influence over our actions. The interests of our Sponsor and the members of the Prokopiou Family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.

Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including Dynagas Holding Ltd., on the one hand, and us and our unaffiliated limited partners, on the other hand. Our General Partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our Board of Directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Certain of our officers and directors will also be officers of our Sponsor or its affiliates and will have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. Although a majority of our directors are elected by our common unitholders, our General Partner, through its appointed directors, has certain influence on decisions made by our Board of Directors. Our Board of Directors has a Conflicts Committee comprised of independent directors. Our Board of Directors may, but is not obligated to, seek approval of the Conflicts Committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. We, our officers and directors and our General Partner will not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the Partnership Agreement. There can be no assurance that a conflict of interest will be resolved in favor of us.

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

Our General Partner has limited its liability under contractual arrangements so that the other party has recourse only to our assets and not against our General Partner or any affiliate of our General Partner, or any of their respective assets. The Partnership Agreement provides that any action taken by our General Partner to limit its or our liability is not a breach of our General Partner’s fiduciary duties owed to common unitholders or a breach of our General Partner’s contractual duty of good faith and fair dealing to holders of the Series A even if we could have obtained terms that are more favorable without the limitation on liability.

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

Common unitholders and holders of our Series A Preferred Units have no right to enforce obligations of our General Partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our General Partner and its affiliates, on the other, do not and will not grant to the holders of our common units and Series A Preferred Units separate and apart from us, the right to enforce the obligations of our General Partner and its affiliates in our favor.

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

Tax Risks

In addition to the following risk factors, please see “Item 10. Additional Information—E. Taxation” for a more complete discussion of the material Marshall Islands and United States federal income tax consequences of owning and disposing of our common units and Series A Preferred Units.

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

We believe we qualified for this statutory tax exemption for our taxable year ended December 31, 2025, and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in future taxable years and thereby become subject to the 4% United States federal income tax described above. It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units. Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then our 5% Unitholders could not own 50% or more of our common units. If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available for distribution payments to our unitholders. For a more detailed discussion, see “Item 10. Additional Information—E. Taxation.”

United States tax authorities could treat us as a “passive foreign investment company,” which would have adverse United States federal income tax consequences to United States unitholders.

A non-U.S. entity treated as a corporation for United States federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, we believe that we were not a PFIC in the year ended December 31, 2025 and do not expect to be a PFIC for any future taxable year. For this purpose, we intend to take the position that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC.

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

Pending and future tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. The foregoing proposals (in the event international consensus is achieved and implementing laws are adopted) and other possible future tax changes may have an adverse impact on us. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay distributions.

ITEM 4.	INFORMATION ON THE PARTNERSHIP
A.	HISTORY AND DEVELOPMENT OF THE PARTNERSHIP

Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 30, 2013 for the purpose of owning, operating, and acquiring LNG carriers and other business activities incidental thereto. In October 2013, we acquired from our Sponsor three LNG carriers, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), which we refer to as our Initial Fleet. In November 2013, we completed our underwritten initial public offering (our “IPO”), pursuant to which the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO, the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. Georgios Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, we entered into certain agreements, including the Omnibus Agreement with our Sponsor, which, at that time, provided us with a limited right to purchase certain identified LNG carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein. Following our IPO, we expanded our Initial Fleet and in 2014 and 2015 we acquired the Arctic Aurora, the Yenisei River and the Lena River, each a 2013-built ice class liquefied natural gas carrier, and the related time charter contracts, from our Sponsor, pursuant to our right to acquire such vessels under the Omnibus Agreement in effect at that time.

As of April 8, 2026, we had outstanding 36,382,011 common units, 35,526 general partner units, and 3,000,000 Series A Preferred Units, and as of the same date, our Sponsor beneficially owned approximately 42.9% of the equity interests in the Partnership (excluding the Series A Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units. Our common units and our Series A Preferred Units trade on the NYSE under the symbols “DLNG,” and “DLNG PR A” respectively.

Our principal executive offices are located at Poseidonos Avenue and Foivis 2 Street 166-74 Glyfada, Athens, Greece. Our telephone number at that address is +30 210 891 7960. Our website is www.dynagaspartners.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is http://www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report. For more information, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”

B.	BUSINESS OVERVIEW

Since our IPO in November 2013, we have been a limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels at the end of 2015. However, as a result of the significant challenges facing the listed midstream energy Master Limited Partnership (“MLP”) industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging. All of the vessels in our Fleet are currently contracted on multi-year time charters with international energy companies, including SEFE, Equinor, Yamal, and Rio Grande, which we expect will provide us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates.

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

Our Fleet

As of December 31, 2025, we owned and operated a fleet of six LNG carriers, consisting of the three modern steam turbine LNG carriers, the Clean Energy, the Ob River and the Amur River (formerly named the Clean Force), and three modern tri-fuel diesel electric (“TFDE”) propulsion technology Ice Class LNG carriers, the Arctic Aurora, the Yenisei River, and the Lena River, which we collectively refer to as our “Fleet.” As of December 31, 2025, the vessels in our Fleet had an average age of 15.4 years and are contracted under multi-year charters with an average remaining charter term of approximately 5.1 years. All of the vessels in our Fleet are currently employed on multi-year time charters with international energy companies such as SEFE, Equinor, Yamal, and Rio Grande.

As of the date of this annual report, the estimated contracted revenue backlog of our Fleet was approximately $0.80 billion, $0.09 billion of which is a variable hire element contained in certain time charter contracts with Yamal. The variable hire rate on these time charter contracts with Yamal is calculated based on two components—a capital cost component and an operating cost component. The capital cost component is a fixed daily amount. The daily amount of the operating cost component, which is intended to pass the operating costs of the vessel to the charterer in their entirety including dry-docking costs, is set annually and adjusted at the end of each quarter to compensate us for the actual costs we incur in operating the vessel. Dry-docking expenses are budgeted in advance within the year of the dry-dock and are reimbursed by Yamal through advance payments, with any remaining balance settled immediately upon completion of the dry-docking. The actual amount of revenues earned in respect of such operating cost component of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels’ operating costs. As of the date of this annual report, the average remaining contract duration was approximately 4.8 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day. Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. Georgios Prokopiou. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.”

All of the vessels in our Fleet, other than the Clean Energy, have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, equivalent to ARC4 of the Russian Maritime Register of Shipping Rules, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry, as of February 2026, only 42 LNG carriers, representing 5.0% of the LNG vessels in the global LNG fleet, have an Ice Class 1A and Ice-class 1A super designation or equivalent rating. Moreover, in 2012, we were the first company in the world to operate LNG carriers on the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, and our Manager continues to be one of a limited number of vessel operators to currently do so. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.

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

According to Drewry, as February 28, 2026, there were only 51 LNG carriers in the worldwide LNG trading fleet, including the six vessels in our Fleet, in the size range of 149,000-155,000 cbm, of which 45 have a membrane cargo containment system. There are no LNG carriers in the same size segment in the order book, which has a moss spherical containment system, a well-established spherical containment system designed in Norway, which has been in use for many years. The following table sets forth additional information about our Fleet as of the date of this annual report:

								Estimated Latest
						Estimated		Charter
		Cargo				Earliest		Expiration
	Year	Capacity	Ice			Charter	Latest Charter	including options
Vessel Name	Built	(cbm)	Class	Propulsion	Charterer	Expiration	Expiration	to extend
Clean Energy	2007	149,700	No	Steam	SEFE Rio Grande	March 2026 March 2028	April 2026 April 2028	n/a
Ob River	2007	149,700	Yes	Steam	SEFE	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	SEFE	June 2028	July 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE *	Equinor Rio Grande	August 2026 August 2033	September 2026 September 2033	n/a
Yenisei River	2013	155,000	Yes	TFDE *	Yamal	Q4 2033	Q2 2034	Q2 2049(1)
Lena River	2013	155,000	Yes	TFDE *	Yamal	Q2 2034	Q3 2034	Q4 2049(2)

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

The Clean Energy is employed under an eight-year charter party with SEFE that expires in April 2026. Following the expiration of its current charter, the Clean Energy is contracted to be employed on a two-year charter party with Rio Grande that is scheduled to expire in 2028.

The Arctic Aurora is employed under a three-year charter party with Equinor that expires in September, 2026. Following the expiration of its current charter, the Arctic Aurora is contracted to be employed on a seven-year charter party with Rio Grande that is scheduled to expire in 2033.

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

Based on the charter contracts described in the preceding paragraphs and the minimum expected number of days committed under those contracts (excluding options to extend), as of April 8, 2026, we have estimated contracted revenue backlog of approximately $0.80 billion, $0.09 billion of which relates to the operating expenses and estimated portion of the hire contained in certain time charter contracts with Yamal, subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs, notwithstanding our current estimated contracted backlog. The average remaining contract duration is approximately 4.8 years.

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

In 2025, we earned 35% (2024: 34%) of our revenues from Yamal which primarily traded from Russian LNG ports. Due to the war between Russia and Ukraine, the U.S., EU, Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this report, numerous sanctions against Russia. The war between Russia and Ukraine is, however, still ongoing, which may result in the imposition of further economic sanctions in addition to the ones already announced by the U.S., E.U., and other jurisdictions which could adversely affect our charterers and our future revenues from our time charter contracts with Yamal. See “Item 3.—Risks Relating to our Partnership—We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business”, and “Item 3.—Risks Relating to our Partnership—We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.”

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

Overview of Natural Gas Market

Natural gas is one of the key sources of global energy, including oil, coal, hydroelectricity, solar, wind, and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel. Since the early 1970s, natural gas’ share of the total global primary energy consumption has risen from 18.1% in 1970 to 25.5% in 2025.

Natural Gas Share of Primary Energy Consumption: 1970-20251

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

Natural gas is primarily used for power generation and heating. According to Energy Institute Statistical Review of World Energy 2025, worldwide natural gas reserves are estimated at 188.1 trillion cubic meters (cbm) at the end of 2020, which is enough for nearly 46 years of supply at current rates of consumption. During 2015-2025, natural gas consumption rose 2.0% per annum, with growth of 3.3% per annum in Asia-Pacific, 2.9% in Africa, 2.6% in the Middle-East, followed by 2.2% per annum in America. After declining 2.1% in 2020, global natural gas consumption surged 5.0% in 2021 mainly driven by sharp recovery in global economy. Global natural gas consumption declined in 2022 due to high LNG prices. In 2023, natural gas consumption received support from easing of COVID-19 restrictions in China though partly offset by rise of renewables and nuclear power both in Europe and Asia. Global natural gas consumption increased 3.2% year over year in 2024 mainly driven by higher power consumption. Global gas consumption growth slowed in 2025 as higher gas prices weighed on natural gas consumption, particularly in the Asian importing countries.

In the last decade, a large part of the growth in natural gas consumption has been accounted for by Asia-Pacific, the Middle East and Africa regions, where gas consumption has increased nearly 1.3 times between 2015 and 2025.

World Natural Gas Consumption: 1970-20251

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

World Natural Gas Production: 1970-20251

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

LNG prices have shown a declining trend during 2023-2025 after surging in 2022. LNG prices were firm in 1H25 due to tight supply on account of geopolitical tensions in the Middle East. However, the prices eased in 2H25 as new liquefaction capacity came on stream in the U.S. LNG prices declined in 2024 due to lower demand in Europe and stable supply despite ongoing tensions in the Middle East. In 2023, LNG prices were impacted due to high inventory levels both in Europe and Asia, mild winter and improved global supply of LNG from Qatar, Australia’s Prelude facility and return of Egypt’s LNG exports after a pause. LNG prices surged in 2022 on account of high European LNG demand, low inventory levels and geopolitical uncertainty. LNG prices surged in both Asia and Europe in the latter part of 2021 on account of high LNG demand from Europe.

Natural Gas Prices: February 2010-February 2026

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

LNG Supply Chain

Source: Drewry

LNG Supply

Globally, 212.8s million tons of new LNG production capacity is under construction, 124.9. million tons of new LNG production capacity is planned, and 331.2 million tons of speculative LNG production capacity is under consideration, for which no confirmed plans exist.

World LNG Production Capacity – January 2026

(Million Tons per Annum)

Source: Drewry

As such, LNG production capacity will expand significantly as several new production facilities are now under construction and due on stream in the next few years. Generally, every additional one million ton of LNG productive capacity creates demand for up to two standard modern LNG carriers.

In the last decade, more countries entered the LNG export market. In December 2025, there were 22 producers and exporters of LNG. World trade in LNG has risen from 247.4 million tons in 2015 to an estimated 431 million tons in 2025.

LNG Exports: 2015-20251

(Million Tons)

												% Change
Exporters	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025e	25-24
ALG	11.8	11.6	12.3	12.0	12.2	10.9	11.8	9.3	12.7	11.1	7.8	(30.0)%
USA#	0.6	3.2	12.2	18.5	33.8	50.8	67.0	82.2	88.8	89.4	112.5	25.9%
LIB	—	—	—		0.0	0.0	0.0	0.0	0.0	0.0	0.0	—
BRU	6.4	6.0	6.9	6.8	6.4	6.3	5.6	4.5	4.6	4.5	4.1	(10.2)%
UAE	5.6	5.4	5.6	5.8	5.8	5.0	6.0	5.4	5.0	5.5	4.6	(15.9)%
INO	16.0	15.5	18.7	18.0	15.5	13.7	13.8	14.0	15.6	14.5	14.3	(1.1)%
MAL	24.9	23.4	26.9	24.3	26.2	23.0	24.9	26.2	26.5	26.8	25.5	(4.9)%
AUS	29.0	41.5	55.6	67.8	75.4	77.9	78.5	82.7	81.1	82.0	80.4	(2.0)%
QAT	77.6	76.2	77.5	78.0	77.8	76.9	77.0	82.0	80.0	79.2	79.5	0.4%
TNT	12.4	10.4	10.2	10.1	12.5	11.9	6.2	8.5	7.7	8.2	9.4	13.7%
NIG	20.1	17.3	20.3	20.0	20.8	18.9	16.4	14.2	13.2	14.7	14.3	(3.0)%
OMA	7.4	7.8	8.2	8.0	10.3	8.5	10.2	11.3	11.4	10.8	8.4	(21.8)%
EGY	—	0.5	0.8	0.8	3.5	3.4	6.6	6.3	3.6	0.5	—	—
EQG	3.6	3.2	3.9	3.8	2.8	2.6	2.7	3.8	2.8	4.4	1.5	(66.1)%
CAM	—	—	—	—	—	—	1.3	1.4	1.6	2.0	2.7	35.9%
NOR	4.4	4.6	3.9	3.9	4.7	3.3	0.2	2.8	4.4	4.7	4.8	3.2%
RUS	10.6	10.2	11.5	16.2	29.3	30.8	29.6	32.2	30.8	33.5	34.9	4.3%
YMN	1.4	—	—		0.0	0.0	0.0	0.0	0.0	0.0	0.0	—
PER	3.6	4.0	3.7	3.8	3.8	3.6	2.6	4.0	3.5	4.2	3.4	(18.5)%
FRA		1.1	1.1	1.0	0.0	0.0	0.0	0.0	0.0	0.0	—	—
BEL#	0.9	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—	—
ESP#	2.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—	—
Papua	7.1	7.6	8.1	8.0	8.2	8.2	8.3	8.4	8.1	8.0	8.2	3.1%
Others##	1.4	3.2	3.2	6.2	5.7	1.7	3.5	2.2	7.1	8.5	14.7	72.9%
Total	247.4	253.0	290.7	313.0	354.7	357.3	372.3	401.4	408.4	412.4	431.0	4.5%

# Include re-exports

## Includes re-exports from Brazil, France, Portugal, South Korea, Japan and Greece

(1) Provisional estimate

Source: BP statistical review, Drewry

Major LNG exporting regions have undergone significant transition in the last ten years with market share of Indonesia and Malaysia having sharply declined. Australia surpassed Qatar as the largest LNG producer and exporter in 2020. Australia’s LNG exports constituted 20.6% of the global LNG exports in 2022 and 19.7% of the global LNG exports in 2023, making it the second biggest LNG exporter. US LNG exports surged in 2022 due to increased demand from the European countries and higher LNG prices. The U.S. emerged as the second biggest LNG exporter in 2022 and became the biggest LNG exporter in 2023 constituting 21.5% of the global LNG exports. The U.S. maintained its position of being the largest LNG exporter in 2025 with 26.1% market share. Qatar is now the world’s third largest producer and exporter of LNG, accounting for close to 18.5% of the global LNG exports in 2025.

Qatar is working to expand its LNG liquefaction capacity from about 77 mtpa at the end of 2025 to 142 mtpa by 2030. Before the Middle-East conflict started, Qatar’s 32 mtpa of LNG liquefaction capacity from its North Field East (NFE) project was expected to come on stream in 2026. The country is also working on its North Field South (NFS), which will have a capacity of 16 mtpa. North Field West project, which is expect to start construction in 2027, would add further 16 mtpa of LNG liquefaction capacity. It also plans to boost its carbon capture capacity from the current 2 mtpa, making headways into the carbon-neutral LNG market.

U.S. LNG exports have ramped up significantly in the last six years, increasing from 3.2 million tons in 2016 to 112.5 million tons in 2025. The country’s LNG exports have mainly benefited from the new liquefaction terminals coming on stream. Major LNG terminals coming on stream in the last few years include Sabine Pass, Dominion Energy Cove Point, Cameron LNG, Freeport LNG, Cheniere’s Corpus Christi terminal second train, Cameroon LNG, Elba Island, Freeport LNG, five of 10 small trains of Kinder Morgan Inc.’s Elba Island facility and Plaquemines LNG T1-18. More than 66% of the U.S. LNG exports headed to Europe in 2023, a drastic shift in trade over 2021 when Asia was the world’s largest importer of LNG and the biggest buyer of US supplies. The share of US LNG exports in the Asian and South American markets increased in 2024, while it weakened for Europe. The shift was due to subdued European LNG imports and strong Asian LNG demand. More than 70% of US LNG exports were shipped to Europe, where demand recovered invariably as the region completely shunned pipeline gas from Russia. Meanwhile, US shipments to China remained suspended. As of December 31, 2025, LNG export terminals with an aggregate capacity of 122 million tons per annum are under construction in the US.

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

The persistence of the Russia–Ukraine war and the E.U. sanctions on Russia continue to create major hurdles for the latter’s LNG export ambitions, impacting current trade and future projects. Russia plans to have 90–100 mtpa of liquefaction capacity by 2030 but expects ‘several years delay’ due to the ongoing sanctions. The E.U. 19th sanctions package placing a ban on Russian LNG imports from 2027 and proposed sanction on Yamal LNG are likely to impact Russia’s LNG exports. As Europe closes the door on Russian LNG, the latter looks to focus on pushing more LNG to Asia via the Northern Sea Route (NSR) to China and other Asian markets while some LNG can also be sold to non-E.U. markets.

LNG Demand

In tandem with the growth in the number of LNG suppliers, there has been a corresponding increase in the number of importers. In 2010, there were 34 countries importing LNG and by December 2024, the number increased to 45.

LNG imports by country between 2012 and 2025 are shown in the table below. Despite an increase in the number of importers, Japan, South Korea, and China provide the backbone of LNG trade, collectively accounting for 41% of the total LNG imports as of the end of 2025. While these countries are among the three largest LNG importers, their share in global LNG import has declined sharply in since 2022 (from 53% in 2021 to 41.0% in 2025) due to the increase in LNG import by the European countries and power generation from nuclear and renewable sources in Japan and South Korea. The fast-declining Russian gas supply to Europe forced the region towards LNG to counter the deficit.

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

China’s LNG imports commenced in 2006 and have since grown exponentially from 0.7 million tons in 2006 to 65.9 million tons in 2025. The country’s LNG imports expanded by a 41% year on year in 2018 as it took steps to shift from coal to natural gas for heating households during the winter because of the government’s policy to increase the share of natural gas in the overall energy demand. After showing strong growth momentum in 2017 and 2018, China’s LNG imports growth rate has slowed down in the last two years. The country’s LNG imports grew 14.8% YoY to 61.9 million tons in 2019 and 10.1% YoY in 2020. The pandemic-induced demand slump adversely affected Chinese LNG demand in 1H20 with major Chinese LNG importers declaring force majeure. Chinese LNG demand surged in 2021 buoyed by a recovering economy, low inventories and the start of additional regasification capacities. China LNG imports declined 11.7% year over year in 2022 due to the sluggish economic growth, zero-COVID-19 policies and Russia-Ukraine war. With a steady recovery in Chinese economy and lifting of COVID-19 restrictions in January 2023, the country’s LNG imports bounced back in 2023. Chinese LNG imports grew at a slower pace in 2024 compared to 2023 mainly due to increased pipeline gas supply from Russia and lower than expected economic growth. In 2025, China’s LNG imports declined from 76.9 million tons in 2024 to 65.9 million tons in 2025 due to higher China trade war with the US, higher LNG prices, increased domestic production and increased pipeline imports from Russia.

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

LNG Imports by Country 2015-20251

(Million Tons)

Importer	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025e
Argentina	4.3	3.8	3.4	3.0	1.2	1.4	2.5	0.4	1.9	4.7	1.2
Belgium	2.8	2.1	0.9	1.6	5.1	5.9	3.3	7.2	9.1	5.5	9.5
Brazil	5.2	2.2	1.6	2.0	2.3	2.4	7.0	2.2	0.9	6.5	2.8
Canada	0.5	0.2	0.3	0.4	0.4	0.6	0.5	0.3	0.1	0.4	0.3
Chile	3.1	3.1	3.3	3.6	2.5	2.7	3.1	2.1	2.6	2.0	2.4
China	19.1	26.2	38.2	53.9	61.7	68.9	79.3	63.8	71.6	76.8	65.9
Dom. Rep.	1.3	1.3	0.9	1.2	1.2	1.2	1.5	1.1	1.0	2.0	2.4
Egypt	2.8	0.6	6.2	2.5	0.1	0.0	0.0	3.9	2.3	2.6	8.9
France	4.8	7.0	7.4	7.8	15.6	13.1	12.3	25.5	28.2	18.8	23.1
Greece	0.3	0.0	1.3	1.5	2.1	2.2	1.6	2.1	1.8	2.1	2.5
India	15.9	16.5	18.7	22.3	23.4	26.6	24.0	20.5	22.1	27.7	24.9
Indonesia	2.0	2.0	2.6	2.0	3.7	2.8	3.3	2.7	2.1	2.7	5.0
Israel	0.4	0.0	0.5	0.0	0.6	0.6	0.1	0.0	0.0	0.0	0.0
Italy	4.3	4.1	6.0	5.6	9.8	9.1	6.9	9.5	11.4	10.4	14.3
Japan	86.2	83.3	83.6	82.9	76.9	74.4	74.4	72.2	66.1	64.8	64.0
Jordan	2.9	3.3	3.3	3.0	1.4	0.8	0.2	0.1	0.2	1.3	1.7
Kuwait	2.7	2.7	3.5	3.0	3.6	4.1	5.3	5.8	5.2	5.9	6.0
Lithuania	0.4	0.0	0.9	0.0	1.4	1.4	1.1	0.8	0.8	2.2	2.4
Malaysia	1.6	1.2	1.8	1.1	2.7	2.6	2.0	2.4	2.3	2.9	2.5
Mexico	5.2	4.3	4.8	4.2	4.9	1.9	0.6	0.4	0.5	0.7	0.6
Netherlands	0.4	1.1	0.8	1.0	5.8	5.3	5.6	12.3	16.5	17.2	18.6
Pakistan	1.1	2.9	4.6	6.0	8.1	7.4	8.2	7.5	5.9	6.6	7.0
Portugal	0.7	0.7	2.7	1.2	4.1	2.7	4.1	4.5	3.5	3.4	3.7
Puerto Rico	1.2	0.9	0.9	1.0	1.4	0.9	1.5	0.6	1.0	1.5	1.5
South Korea	31.9	32.1	37.8	44.0	40.1	40.8	46.9	46.0	44.9	46.3	46.8
Spain	9.5	9.6	12.1	10.0	15.7	15.1	13.8	21.9	19.7	12.1	17.1
Singapore	2.2	2.2	3.0	3.2	3.3	3.2	3.1	4.0	4.4	7.8	7.2
Taiwan	13.7	14.2	16.6	16.7	16.7	17.8	19.4	20.3	19.9	21.9	23.8
Thailand	2.6	3.1	3.8	4.4	5.0	5.6	6.6	8.2	11.2	12.4	10.5
Turkey	5.5	5.6	7.3	7.1	9.4	10.7	10.0	9.6	10.1	11.0	11.5
UAE	1.6	1.5	2.5	2.8	1.4	1.5	1.2	1.8	1.9	1.0	1.3
UK	9.4	7.7	4.9	6.6	13.6	13.5	11.0	18.0	15.6	7.4	10.3
USA	1.9	1.8	1.5	1.8	1.0	0.9	0.4	0.9	1.0	1.1	0.8
Africa	—	7.4	—	—	—	—	—	7.3	7.0	7.1	7.5
Others	—	3.4	2.8	5.6	9.0	8.1	11.3	15.4	15.9	16.0	23.0
World Total	247.3	258.3	290.3	313.0	354.7	356.1	372.3	401.3	408.4	412.4	431.0

* Includes Colombia, Jamaica and Poland

(1) Provisional estimate

Further expansion of regasification and terminal import infrastructure will support the continued growth in Chinese LNG imports. China is not different from the U.S. in that China also has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies, creating demand for imported LNG. Monthly trends in LNG imports among Asian importers between January 2010 and January 2026 are shown in the chart below.

Asian LNG Imports: January 2010-January 2026

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

International trade in natural gas has grown 27.8% between 2014 and 2025, with the volume of LNG trade currently being 1.8 times greater than 2014 levels and accounting for about 46% total natural gas trade. As a result, LNG has captured a growing share of international gas trade, primarily due to the diversification of consumers, flexibility among producers, cost-efficient transport and competitive gas prices. International trade in natural gas grew 1.3% year over year in 2024 after declining 3.1% year over year in 2023 as LNG trade increased. In 2025, international trade in natural gas increased 2.7% year over year due to increased European restocking activity, higher LNG production in the US, and improved supply-demand fundamentals.

World Natural Gas Trade 2013–––-20251

(Billion Cubic Meters)

(1) Provisional estimate

Source: Drewry

LNG Shipping Routes

Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2024, the principal trade routes for LNG shipping included Qatar to Europe (the United Kingdom, Italy and Spain), Qatar to Asia (India, Japan and South Korea), Australia to Asia (China, Japan and South Korea), Malaysia to Japan, US to Europe, US to Asia (South Korea and Japan), Russia to Asia (Japan, South Korea, Taiwan and China), Russia to Europe (France, Netherland, United Kingdom and Spain) and US to Europe and Asia. Recently, Canada has also entered the global LNG market in 2025 with the start-up of LNG Canada’s first liquefication train. Canada’s revived LNG push stems from its vast natural gas reserves in the Western Canadian sedimentary basin and its strategic Pacific Coast location, which enables shorter shipping routes to key Asian markets.

One important result of the geographical shifts in LNG production and consumption is that demand for shipping services (expressed in terms of ton miles) has grown at a much faster rate than the underlying increases in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and the discharge ports on each voyage. During 2014-2025, demand for LNG shipping services, expressed in terms of ton miles, has increased at a compound average growth rate (CAGR) of 7.9%, compared with a 5.9% increase in the volume of cargo carried.

LNG Seaborne Trade 2012-20251

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

Ice Class LNG Fleet

The number of ships in the international LNG fleet with an ice class standard is very low. As of February 2026, there were only 42 LNG carriers with Ice Class 1A and Ice-Class 1A Super Standard in operation and 10 vessels on order.

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

Northern Sea Route

Hammerfest, Norway
Tobata, Japan
Northern Sea route - 6,800 miles
Alternate route - 12,000 miles

Source: Drewry

With Yamal LNG project coming on stream in 2016, LNG export through Northern Sea Route (NSR) has increased 73.7% between 2019 and 2025. In 2022, cargo to Asia from Yamal LNG declined as more cargo went to Europe. Cargo to Asia from Yamal LNG recovered in 2023. As Europe closes the door on Russian LNG, the latter looks to focus on pushing more LNG to Asia via the Northern Sea Route (NSR) to China and other Asian markets.

LNG exports through the Northern Sea Route

	2019	2020	2021	2022	2023	2024	2025
Number of Vessels	20	35	47	32	36	42	35
Total Cargo Volume (Thousand tons)	1,517.5	2,655.9	3,553.0	2,417.9	2,720.9	3,149.5	2,636.1

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

Russian LNG exports increased 8.8% YoY in 2022 despite ongoing Russia-Ukraine war. Russian LNG exports declined 2.6% year over year in 2023 due to planned maintenance at its plants. Russian LNG exports increased 4.3% year over year in 2025 to 34.9 million tonnes with stable exports from Yamal and Sakhalin, and the loading at sanctioned terminals—Arctic LNG 2 and Portovaya. The persistence of the Russia–Ukraine war and the EU sanctions on Russia continue to create major hurdles for the latter’s LNG export ambitions, impacting current trade and future projects. Russia plans to have 90–100 mtpa of liquefaction capacity by 2030 but expects ‘several years delay’ due to the ongoing sanctions. The EU 19th sanctions package placing a ban on Russian LNG imports from 2027 and proposed sanction on Yamal LNG are likely to impact Russia’s LNG exports going forward.

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

As of February 2026, the global shipping fleet comprises 751 LNG-capable vessels (i.e., non-LNG carriers) with another 693 vessels on the orderbook. The number of LNG-fuelled vessels on the water is set to increase in coming years. 51 LNG-capable vessels aggregating 3.6 mdwt were delivered in 2021, 85 vessels aggregating 7.6 mdwt were delivered in 2022, 112 vessels aggregating 15.4 mdwt delivered in 2023 and 170 vessels aggregating 13.9 mdwt delivered in 2024 and 189 vessels aggregating 15.8 mdwt delivered in 2025. These promising numbers highlight the industry’s rising inclination towards accepting LNG as a bunker fuel.

IMO 2020 regulation and its impact on LNG demand

The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within Emission Control Areas (ECAs), which include covering the Exclusive Economic Zone of North America, the Baltic Sea, the North Sea, the English Channel, the North American area, and the U.S. Caribbean Sea area, are required to use marine gas oil with allowable sulfur content up to 0.1%.

In order to reduce the emission of air pollutants from ships in key areas of China, the Ministry of Transport issued stricter emission control area regulations in their territorial waters. Beginning on January 1, 2020, ships entering inland waterways, including the Yangtze River and Xijiang River, have to adhere to a strict requirement of 0.1% sulfur content. From January 1, 2022, ships are required to comply with the 0.1% sulfur content requirement when entering the Hainan coastal ECA. China was evaluating whether to adopt more stringent emission control requirements, such as to implement the 0.1% sulfur content limit requirement in all coastal waters beginning January 1, 2025. If more stringent requirements are imposed, we may incur additional costs.

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

As of February 2026, the global shipping fleet comprises 751 LNG-capable vessels (i.e., non-LNG carriers) with another 693 vessels on the orderbook. The number of LNG-fueled vessels on the water is set to increase in coming years. 51 LNG-capable vessels aggregating 3.6 mdwt were delivered in 2021, 85 vessels aggregating 7.6 mdwt were delivered in 2022 and 112 vessels aggregating 15.4 mdwt delivered in 2023, 170 vessels aggregating 13.9 mdwt delivered in 2024 and 189 vessels aggregating 15.8 mdwt delivered in 2025. These promising numbers highlight the industry’s rising inclination towards accepting LNG as a bunker fuel.

E.U. Environmental Regulations

On July 14, 2021, the European Commission published a package of draft proposals as part of its “Fit for 55” environmental legislative agenda and as part of the wider E.U. Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector, or ETS, which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation which came into force on January 1, 2025 and which requires all ships above a gross tonnage of 5,000 to carry on board a “FuelEU certificate of compliance” from June 30, 2026, as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, ETS is to apply gradually over the period from 2024 to 2026. For instance, 40% of ETS allowances had to be surrendered in 2025 for the year 2024; 70% of ETS allowances will have to be surrendered in 2026 for the year 2025; and 100% of ETS allowances will have to be surrendered in 2027 for the year 2026. Compliance is on a company-wide (rather than per ship) basis and “shipping company” is defined broadly to capture both the ship owner and any contractually appointed commercial operator/ship manager/charterer. The cap under the ETS was set by taking into account E.U. MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and captures 100% of the emissions from intra-E.U. maritime voyages; 100% of emissions from ships at berth in E.U. ports; and 50% of emissions from voyages which start or end at E.U. ports (but the other destination is outside the E.U.). Furthermore, the E.U. Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances will be auctioned and there will be no free allocation. 78.4 million emissions allowances were allocated specifically to maritime. From a risk management perspective, new systems, including personnel and data management systems, costs recovery mechanisms, revised service agreement terms, and emissions reporting procedures must be put in place, at potentially significant cost, to prepare for and manage the administrative aspect of ETS compliance.

Under FuelEU, the next challenge for shipping companies is to avoid incurring penalties in 2026 by either purchasing compliant fuels and/or vessels or by entering into pooling agreements with other shipping companies in order to meeting compliance by June 30, 2026 and beyond. Preparation and putting in place a robust compliance strategy for FuelEU is an essential part of mitigation action and reduces exposure to regulatory and commercial liability going forward.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. The Hong Kong Convention entered into force on June 26, 2025. The E.U. published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the E.U. and in other countries outside the E.U. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from December 31, 2020, all existing ships sailing under the flag of E.U. member states and non-E.U. flagged ships calling at an E.U. port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For E.U.-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-E.U. flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention entered into force on June 26, 2025, it is expected the E.U. Ship Recycling Regulation will be reviewed in light of this.

The new E.U. Waste Shipment Regulation 2024/1157 came into effect on May 20, 2024, and seeks to clarify the legal framework applicable to the recycling of E.U.-flagged ships. Ships can now be recycled in recycling facilities located outside of the OECD if they meet the requirements of the SRR and are added to the E.U. list. Furthermore, the new Environmental Crime Directive 2024/1203 also came into effect on May 20, 2024, and makes it an offense punishable by substantial fines for unlawful recycling of ships that fall within the scope of SRR. Member states have two years to implement this directive.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag, as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the E.U. has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within E.U. member states’ territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at E.U. ports.

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

On November 10, 2022, the E.U. Parliament adopted the CSRD. E.U. member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of E.U. and non-E.U. companies subject to the E.U. sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (e.g., respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will apply on a phased basis, starting from the financial year 2024 through 2028, to large E.U. and non-E.U. undertakings subject to certain financial and employee thresholds being met (as described below). Following the publication of the Omnibus package of proposals on February 26, 2025, which are designed to simplify E.U. regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 has been postponed to 2028 (in respect of the 2027 financial year). The Omnibus package was approved by the E.U. Parliament on December 16, 2025 and will simplify compliance for small and medium-sized entities and all companies with up to 1,000 employees and less than EUR 450 million turnover will be outside the scope of the CSRD. For companies that are in scope, the European Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards. The CSRD will now apply to (a) E.U. undertakings and non-E.U. issuers, who on an individual or group basis, have more than EUR 450 million net turnover and more than 1,000 employees on average during the financial year; and (b) non-E.U. ultimate parent undertakings that have more than EUR 450 million net turnover generated in the E.U. (individually or on a consolidated basis) for each of their last two consecutive financial years; and an E.U. subsidiary or a branch in the E.U. with more than EUR 200 million net turnover in the preceding financial year. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024 as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold €450 million. However, following the approval of an omnibus agreement on December, 16, 2025, CSDDD is now expected to apply from July 26, 2029 and the thresholds have now been revised to only apply to (a) E.U. undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover, and more than 5,000 employees on average during the financial year; and (b) non-E.U. undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover generated in the EU. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules endeavor to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems, and reporting procedures, will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance.

IMO GHG strategy

At the MEPC 80 session in July 2023, the IMO revised its GHG emission reduction targets in line with the Paris Agreement, setting more ambitious targets compared to its 2018 initial GHG strategy. The organization now aims for net-zero emissions from the shipping industry by 2050. The IMO has added two indicative checkpoints for GHG reduction – (i) To reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30% in 2030, compared to 2008, and (ii) To reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80% by 2040, compared to 2008. In addition, targets have been set for 2030: (i) reduction of CO2 emission per transport work by at least 40% compared to 2008, and (ii) uptake in zero or near-zero GHG emission fuels by at least 5% and striving for 10%. The IMO net-zero framework was approved by MEPC 83. These measures were submitted for adoption as legally binding, but the MEPC agreed to adjourn the meeting on adoption until October 2026.

Achieving these targets will require a combination of energy efficiency requirements and energy saving technologies, in addition to encouraging shipowners to use alternative fuels such as biofuels and electro-/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is a key factor preventing shipowners from placing new orders, as the vessels with conventional propulsion systems may have a high environmental compliance cost and possibly faster depreciating asset values in the future. Some shipowners have decided to manage this risk by ordering LNG-/methanol-fuelled ships to comply with stricter regulations that may be announced in future.

Alternative fuels for shipping

The IMO has set a target to reduce GHG emissions by 50% in 2050, which cannot be achieved with low-sulfur fuel and so has encouraged innovation in alternative fuels. The IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo, while LNG is used as a fuel in LNG vessels and also in other vessels. Since hydrogen and ammonia are in the initial stages of development as marine fuel, LNG is expected to remain the preferred alternative fuel in the near to medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet the IMO 2050 decarbonization target. Another drawback is that LNG propulsion requires an LNG-capable engine which would need additional capex and increased fuel storage space. Biofuel is another potential alternative fuel because it requires no major modification of engine, and therefore, no significant additional capex.

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

LNG Fleet

The cargo capacity of an LNG carrier is measured in cbm. As of February 28, 2026, the worldwide fleet totaled 838 ships with a combined capacity of 128.5 million cbm. The breakdown of the fleet by vessel size is shown below.

The LNG Fleet by Vessel Size: February 28, 2026

Size	No.	000 Cbm
0-17,999 cbm	51	354
18-49,999 cbm	28	694
50-74,999 cbm	4	278
75-124,999 cbm	6	475
125-149,999 cbm	150	21,346
150-199,999 cbm	542	92,606
200-219,999 cbm	43	9,009
220,000+ cbm	14	3,727
Total	838	128,491

Source: Drewry

The changes in LNG fleet supply are a function of deliveries of new ships from the orderbook and the removal of existing vessels through scrapping. The increases in seaborne LNG trade and ship demand over the last three years have resulted in rapid growth in the overall fleet size. LNG fleet capacity has expanded at a CAGR of 6.8% per annum between 2016 and 2026. High deliveries in the last four years have led to a sharp increase in LNG fleet in these years.

LNG Fleet: 2016- February 2026

Source: Drewry

*Year to date

Within the current worldwide fleet, there are only 42 vessels with ice class certification and these vessels account for close to 5.0% of the global LNG fleet. These ships are a niche part of the market and command a premium over the freight rates of non-ice class vessels.

The age profile of the existing fleet as of February 28, 2026, is shown below. The average age of all LNG carriers in service is 10.1 years, with lower fleet ages for comparatively bigger vessels and higher fleet ages for smaller vessels, whereas, mid-sized vessels are relatively older.

LNG Fleet Age Profile: February 28, 2026

Size Range in CBM	Average Age (Years)
0-18,000	9.1
18-50,000	10.2
50-75,000	23.6
75-125,000	5.4
125-150,000	21.8
150-200,000	6.5
200-220,000	13.0
220,000+	16.7
Average Age -Total Fleet	10.1

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

LNG Fleet Delivery: 2016- February 2026

Source: Drewry, Note YTD 2023 deliveries include deliveries between January and February 2026

*Year to date

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

Most end users of LNG are utility companies, power stations or petrochemical producers with operations that depend on reliable and uninterrupted deliveries of LNG. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages and time charters of four years or less have become a feature of the market in recent years. However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term “spot trade” refers to a single voyage, which is arranged at a short notice. In the LNG market, the term “spot trade” refers to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months. With changing global LNG market, the vessel owners are gradually increasing their exposure to spot trade. Earlier shipowners used to employ more than 85% of their fleet on long-term charters and 10 to 15% of the fleet used to operate in spot trade. However, short term LNG trade data for last ten years indicates that with increasing imports of China from the spot market and taking advantage of the rate spike in winters and other market imbalances, shipowners have increased the spot market exposure in the range of 27 to 42%.

Short-term LNG trade 2012-2025

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

Spot LNG shipping rates plummeted in the first quarter of 2020 as the coronavirus (COVID-19) outbreak had an adverse impact on LNG trade and LNG spot prices. The outbreak forced several countries to go into lockdown, leading to decline in the world GDP and consequently weak LNG demand. Many LNG cargos were cancelled due to weak Asian LNG demand and high European gas inventories. However, LNG demand recovered in the latter half of 2020 as countries started easing the lockdown. LNG spot shipping freight rates started increasing from November 2020 on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. Higher Asian LNG demand supported spot LNG shipping rates in 2021. LNG shipping spot rates surged in 2022 mainly driven by European LNG imports as Europe switched towards LNG to end its reliance on Russian gas. LNG shipping rates have normalized in the last two years after peaking in 2022. LNG shipping spot rates softened in 2023 due to high inventory levels both in Europe and Asia, relatively mild winter and rising nuclear and renewable power in Asia, which limited LNG demand. In 2024, LNG shipping rates continued to decline as higher fleet growth due to increased vessel deliveries and fewer demolitions, outpaced trade growth. Average LNG shipping spot rates reached a five- year (2020-2024) low in 2024. In 2025, spot charter rates remained depressed due to reduced Asian demand and oversupply of LNG vessels. Higher prices, geopolitical disruptions and massive European demand led to increased dependency on domestic production, piped gas and other energy sources in Asia. Higher prices kept the price-sensitive countries in Asia on the back foot.

Spot rate for LNG ships January 2012 – January 2026

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

Europe continues to reduce its Russian LNG imports, with the latter’s share falling to 12.7% in 2025. Meanwhile, the EU has set January 1, 2027 as the target to completely ban Russian gas and LNG imports into Europe, under the 19th EU sanctions and part of the REPowerEU roadmap. No new long-term Russian gas contracts are to be signed from January 1, 2026, while short-term contracts are banned from April 25, 2026 (for LNG) and June 17, 2026 (for piped gas). Long-term Russian LNG contracts should end by January 1, 2027, while pipeline gas imports should be phased out by September 30, 2027. An emergency clause has been added where pipeline gas imports can be extended to November 1, 2027, if storage targets are not met. The effective target to stop all Russian pipeline gas and LNG supply to Europe is by the autumn of 2027.

The plan is unlikely to have a significant impact on Europe’s gas procurement and pricing, as most European countries have already reduced their imports from Russia. The ongoing negotiation efforts to stop the Russia-Ukraine war could see Russian gas flowing back into Europe. In a scenario where successful Russia-Ukraine negotiations lead to an end to the war, the ban is expected to stand on shaky ground, with some countries likely to revert to Russian gas and LNG for economic reasons. We do not expect the scenario to lead to pre-2022 flows, but this scenario would likely avoid a full ban on Russian gas.

Middle-East conflict and impact on LNG shipping

With the ongoing Middle-East conflict and the closure of the Strait of Hormuz, effectively 20% of the global LNG supply has been blocked. The attack on Qatar’s key LNG infrastructure in the Middle East has further exacerbated the LNG supply situation, with Qatar suggesting that these attacks have taken out 17% of Qatar’s LNG export capacity. Qatar has indicated that two of Qatar’s 14 LNG trains and one of its two gas-to-liquids (GTL) facilities were damaged, and the repairs will remove 12.8 mtpa of Qatar’s LNG for three to five years. QatarEnergy is expected to declare force majeure on long-term contracts for up to five years for LNG supplies to Italy, Belgium, South Korea, and China due to the two damaged trains. Earlier, QatarEnergy had declared force majeure on its entire output of LNG after an attack on its Ras Laffan production hub.

These recent attacks on the Ras Laffan site and the South Pars gas field signal that supply will remain disrupted for longer than expected. Even after the de-escalation in the Middle East, the resumption of Qatari supply will take more than a month to resume, which could result in a supply loss of 6–7 million tonnes by end-March and 14–15 million tonnes by end-May.

Spot LNG shipping rates have surged as many LNG ships are stuck on both sides of the Strait of Hormuz, which has reduced the effective supply of LNG vessels. With the disruption in LNG supply from Qatar, both Asian and European nations are scrambling to get their LNG supply from the spot market, implying increased demand for LNG vessels and higher spot charter rates. In case the Strait of Hormuz is blocked for the short term, we expect spot charter rates to continue to remain elevated as trade alterations are expected to soak up available tonnage. However, in a prolonged conflict scenario, we expect rates to ease as high prices and supply shortages will affect Asian and European demand.

Following recent attacks on key LNG infrastructure in the Middle East, we expect LNG prices to remain elevated, with no short-term respite as supply losses keep participants on edge. With no possibility of Qatari supply resuming in the near term, supply losses will mount, resulting in a total loss of 14–15 million tonnes by the end of May. While we expect some trade readjustments, a complete substitution for lost Qatari cargoes is unlikely, especially in the medium term (3–6 months), which could lead to demand destruction.

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

LNG Carrier Newbuilding Prices: 2010-2025

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

Newbuilding prices gradually eased in 2025, in line with low new ordering, but higher input and labour costs and tighter slot availability expectations are likely to curb the steep fall in these prices.

Second-hand Prices

Sale and purchase transactions of LNG vessels are limited in number. The secondhand price of a five-year old 150,000cbm LNG vessel declined by 7.9% in 2016, 5.4% in 2017, and 5.1% in 2018. After falling between 2016 and 2018, secondhand vessel prices rose 1.5% year over year in 2019 on account of increase in newbuilding prices, rise in demand for MEGI and DFDE vessels with increase in spot trading and expectation of significant liquefaction capacity to be added in 2019. Secondhand LNG prices declined in 2020 in line with softer LNG spot rates for majority of the year. Increase in secondhand vessel prices in 2021 is mainly driven by strong prospects of LNG vessels and increase in newbuild prices. Secondhand prices increased in 2022 and in most of 2023 due to high demand and sale for potential conversion to FSRU (particularly for older tonnage). Secondhand prices declined in 2024 and 2025 mainly driven by the softening of LNG shipping charter rates amid oversupply of LNG vessels.

LNG Carrier Second-hand Prices: January 2017 – January 2026

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

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and the amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Amendments to the IGC Code (and the IGF Code, discussed below) concerning the application of high manganese austenitic steel for cryogenic service in cargo and fuel tanks of LNG carriers (and LNG-fueled ships) became effective on January 1, 2026. We believe that each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive a certification that it is in compliance with applicable regulations before it is delivered.

Our LNG vessels may also become subject to the 2010 International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (the “2010 HNS Convention”) if it enters into force. The 2010 HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights (“SDR”). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the “IGF Code,” which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code and the amendments to SOLAS became effective January 1, 2017. Amendments to the IGF Code relating to regulations on loading limit for liquefied gas fuel tanks, regulations for fuel distribution outside of machinery space, and others became effective in January 2024. IGF Code amendments regarding the application of high manganese austenitic steel for cryogenic service in cargo and fuel tanks of LNG carriers and LNG-fuelled ships became effective on January 1, 2026.

In 2013, MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. On July 1, 2024, amendments to the ESP Code became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels and shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or exhaust gas cleaning systems (“EGCS”). Ships are required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as an EGCS. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” (if the flashpoint is under 70°C) and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Amendments to Annex VI, requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective on May 1, 2024. Additional amendments intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements and adding new definitions regarding probability of ignition became effective January 1, 2026. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the ECAs include specified portions of the Baltic Sea area, North Sea area, North American area, United States Caribbean Sea area and the Mediterranean Sea as a whole. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. At MEPC 82, the IMO adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which became effective on March 1, 2026, taking effect on March 1, 2027. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs are subject to increased operational costs due to the higher price of fuel with low sulfur content and this may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (the “EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide (or Nox) emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (“Tier III”) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA, to vessels constructed on or after January 1, 2021 and operating in the Baltic Sea ECA or North Sea ECA, to vessels with keels laid on or after January 1, 2025 operated in the Canadian Arctic ECA, and to certain vessels beginning March 1, 2026 and operating in the Norwegian Sea ECA, as well as ECAs designated in the future by the IMO. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As determined at the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage (“GT”) to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”) and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers, with the remaining vessels required to comply beginning on January 1, 2025. MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including methodology for collecting data. These amendments went into effect on August 1, 2025.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022 and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII requirement, which took effect from January 1, 2023, ships of at least 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The EEXI and CII certification entered into effect on January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

MEPC 76 also adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition will become effective on or after July 1, 2029.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective May 1, 2024.

Pursuant to the IMO’s short-term targets for the reduction of greenhouse gas emissions in the shipping industry by 2030, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life, personal injury or property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The Military Sealift Command adopted amendments to modernize the Global Maritime Distress and Safety System (“GMDSS”), which entered into force on January 1, 2024. The amendments, which include amendments to SOLAS, may require vessel owners/operators to ensure their radio equipment is compliant.

The ISM Code requires that vessel operators obtain a Safety Management Certificate (an “SMC”) for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain an SMC unless its manager has been awarded a DOC issued by each flag state (or Recognized Organization (an “RO”) on behalf of the flag administration), under the ISM Code. We have obtained applicable DOCs for our offices and SMCs for all of our vessels. Each DOC and SMC are renewed as required.

Amendments to SOLAS chapter II-2, which are intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with SOLAS regulation II-2/4.2.1, entered into effect on January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and starting on July 1, 2016 apply to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of at least 150 meters in length, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”). Amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective and address inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments to the IMDG Code relating to the segregation requirements for certain substances and classification and transport of carbon came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024. In May 2024, the last IMDG Code amendment was adopted, covering additional provisions for ships carrying dangerous goods. The amendment became effective on January 1, 2026.

The IMO has also adopted the STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by ship-owners and managers. Additional requirements apply to U.S. flagged vessels. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered into force globally on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (“BWMS”), which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. MEPC 72’s amendments to the BWM Convention requires all ships to meet the D-2 standard. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in 2022, and other amendments concerning the form of the Ballast Water Record Book entered into force on February 1, 2025.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. We will ensure that our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force as required by law.

The IMO also adopted the Bunker Convention to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti - fouling Systems on Ships (the “Anti - fouling Convention”), which entered into force on September 17, 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti - fouling System Certificate is issued for the first time and subsequent surveys are required when the anti - fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne: ships shall not apply cybutryne or re-apply anti-fouling systems containing cybutryne from January 1, 2023.

We have obtained Anti-fouling System Certificates for our vessels that are subject to the Anti-fouling Convention.

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

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(iv)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)

net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective March 2023, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,000 (subject to periodic adjustment for inflation), for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of any applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, that could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990, the “CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (the “CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” (“WOTUS”), thereby expanding federal authority under the CWA. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the CWA in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the CWA. On March 12, 2025, the EPA announced it would work with the U.S. Army Corp of Engineers to review the definition of WOTUS and undertake a rulemaking process to revise the definition of WOTUS. On November 17, 2025, the EPA and Army Corps proposed a new definition of WOTUS to align with the Supreme Court’s decision, narrowing federal jurisdiction and clarifying exclusions. Public comments closed on January 5, 2026.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and requires that the USCG develop implementation, compliance and enforcement regulations regarding ballast water. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementing regulations. Currently USCG ballast water management regulations adopted under the U.S. National Invasive Species Act, require mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.

Therefore, until new USCG regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for all of our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations requires the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters. Our vessels are equipped with ballast water treatment systems, which are subject to functionality monitoring and treated ballast water sampling and analysis, in compliance with the requirements stipulated in EPA VGP 2013.

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

The E.U. has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The E.U. also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the E.U. with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the E.U has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The E.U. Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the E.U. imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, E.U. member states must also ensure that ships in all E.U. waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On April 18, 2023, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the E.U. Emissions Trading system which has been in place since 2005. On July 14, 2021, the European Parliament formally laid down a proposal for the revision of the E.U. Emissions Trading Directive (ETS), as part of the Fit for 55 Package, which would involve gradually including the maritime sector in the ETS from 2024 and phasing the sector in over a three-year period. The final approval was made on May 10, 2023. and is the first of its kind to apply to the maritime sector. It is the first time that the polluter pays principle will apply to maritime. ETS now applies to ships above 5000GT from 2024 on a phased basis. 2025 is the first year of reporting and surrender of E.U. ETS emissions allowances (“EUAs”). This means that ships that are in scope and which enter E.U. ports will have to report on 100% of their E.U. emissions and 50% of non-E.U. emissions. Furthermore, ships that are in scope will have to surrender 40% of their allowances for the year 2024 in 2025; 70% for the year 2026 in 2025; and 100% for the year 2026 in 2027. Whilst responsibility for compliance is placed on the “shipping company” (defined as the ship owner or the entity that contractually assumes responsibility for compliance with ETS), the agreed ETS also mandates member states to pass national laws which oblige charterers or commercial operators of the ships to reimburse the “shipping companies” pay for their share of pollution as part of the ETS costs clause. Enforcement and compliance will be on a company-wide basis (as opposed to the E.U. MRV system where compliance is on a per ship basis). Member states had until December 31, 2023, to introduce national legislation which gives effect to ETS requirements for maritime. However, only Denmark brought in national legislation in respect of E.U. ETS.

Additionally, on July 25, 2023, the European Council of the European Union adopted FuelEU under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, the Maritime Fuel Regulation requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to E.U. ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On January 20, 2025, President Donald Trump signed an executive order initiating the United States’ withdrawal from the Paris Agreement, which took effect on January 27, 2026.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy for the reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which revoked the 2018 initial strategy. The 2023 IMO GHG Strategy identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions from transport work, as an average across international shipping, by at least 40% by 2030, compared to 2008 and (3) adoption of zero or near-zero GHG emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emissions by or around 2050. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These measures were submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until October 2026. The pricing mechanism could be in the form of a global carbon levy or in the form of a global emissions trading scheme thus removing the need for the existing fragmented and localized schemes as are present in the EU, China, Japan and Singapore. The UK too is considering introducing a UK-based emissions trading scheme (“UK ETS”) to apply from July 1, 2026 for ships above 5,000GT but for domestic voyages only (i.e. voyages taking place between two UK ports). These regulations could cause us to incur additional substantial expenses.

In 2021, the E.U. adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the E.U. by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda. Starting in January 2018, large ships over 5,000 gross tonnage calling at E.U. ports have been required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. For example, the EPA held a public hearing in January 2023 on a proposal to achieve comprehensive emissions reductions and in December 2023, issued a final rule to sharply reduce emissions of methane and other air pollution from oil and natural gas operations, including storage vessels. In 2024, the EPA issued a final Waste Emissions Charge rule to reduce methane emissions, applicable to waste emissions from high-emitting oil and gas facilities. On May 12, 2025, consistent with a joint Congressional resolution, the EPA issued a final rule disapproving the 2024 Waste Emissions Charge Rule, such that it is no longer in effect. The EPA is evaluating options and obligations with respect to implementing Clean Air Act section 136(c-g) (pertaining to methane emissions and waste reduction).

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures, which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at, a port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore and, in our case, our Fleet Manager; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us.

All vessels have been issued with ISSC, which is subject to verifications that have ensured that the security system and any associated security equipment of the vessel fully complies with the applicable requirements of MTSA and the ISPS Code, is in satisfactory condition and fit for the service for which the vessel is intended.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and the Red Sea and the Arabian Sea areas and the West Africa area including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP Maritime Security Guidelines.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society that is a member of the International Association of Classification Societies (“IACS”). The IACS has adopted harmonized Common Structural Rules (the “Rules”), which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by their respective Classification Societies (e.g., DNV, American Bureau of Shipping, Lloyd’s Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our financing arrangements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected and we might not be always able to obtain adequate insurance coverage at reasonable rates.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claims records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group. Information contained on this website does not constitute part of this annual report.

C.ORGANIZATIONAL STRUCTURE

We were formed on May 30, 2013, as a Marshall Islands limited partnership for the purpose of owning, operating, and acquiring LNG carriers and other business activities incidental thereto. We own (i) a 100% limited partner interest in Dynagas Operating LP, which owns a 100% interest in our Fleet through intermediate holding companies and (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC. We own our vessels through separate wholly- owned subsidiaries that are incorporated in the Republic of the Marshall Islands and the Republic of Malta.

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

Overview

Since our IPO in November 2013, we have been a limited partnership focused on owning and operating LNG carriers growing our fleet from three vessels at the time of our IPO to six vessels to date. However, as a result of the significant challenges facing the listed midstream energy MLP industry, our cost of equity capital remained elevated for a prolonged period, making the funding of new acquisitions challenging. As of the date of this annual report, all six vessels in our Fleet are contracted to time charters, with international energy companies, including SEFE, Equinor, Yamal and Rio Grande, providing us with the benefits of stable cash flows and high utilization rates. We believe that we are well regarded by our charterers for our expertise and history of safety in conducting our operations. We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms. As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage our reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in the transportation of energy or other energy-related projects, including floating storage regasification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third-party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our future plans for growth.

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

Charter rates for LNG vessels started declining from 2013 as the supply increased more than the increase in demand. Global liquefaction capacity grew marginally with only the Angola LNG plant becoming operational in 2013. The trend continued in 2014 to 2017 as additional tonnage negated the effect of new liquefaction plants coming online. The impact of excess vessel supply caused by the delivery of 28, 27, 28 and 24 vessels in 2014, 2015, 2016 and 2017, respectively, showed on spot rates, which fell sharply. Low crude oil prices intensified the challenges in the LNG shipping market as it delayed the completion of liquefaction projects. Moreover, demand from traditional Asian buyers such as Japan and South Korea remained flat due to a weaker macroeconomic environment and greater preference for coal in power production, and in the case of Japan a switch back to nuclear power. Towards the end of 2017, a surge in the Chinese LNG imports, due to a switch from coal to gas for heating purposes, helped the LNG freight rates recover sharply. In 2018, average spot LNG charter rates were more than double of 2017 mainly driven by the vessel shortage as Asian LNG imports surged. Spot charter rates declined in 2019 on account of declines in Chinese LNG import growth rates, higher LNG inventory levels in Europe and Asia and a mild winter. Spot LNG shipping rates declined in 2020 as COVID-19 adversely impacted global LNG trade. Many U.S. LNG cargos were cancelled due to weak Asian LNG demand. However, spot LNG shipping rates increased from November on account of the cold snap in Asia, congestion in the Panama Canal, and availability of fewer LNG ships in the spot market. High Asian LNG demand supported spot LNG shipping rates in 2021. LNG shipping spot rates increased in 2022 mainly driven by higher European LNG imports as Europe switched towards LNG to transition its reliance on Russian gas. LNG shipping spot rates softened in 2023 due to high inventory levels both in Europe and Asia, relatively mild winters and increases in nuclear and renewable power in Asia, and further softened in 2024 due to higher fleet growth outpacing the trade growth. Spot charter rates remained subdued in 2025 due to reduced Asian demand and oversupply of LNG vessels.

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

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of Revenue Earning Days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues may also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Additionally, under our time charter arrangements, the charterers have agreed to provide us with EUAs arising under the E.U. ETS, mentioned below, and the value of the EUAs is recorded within Voyage revenues in the Consolidated Statements of Income, unless the voyage is during a period of offhire.

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

Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses and agency fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on charters with initial terms of less than two years due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. These commissions do not include the fees we pay to our Manager, which are described below under “—Management Fees.” Under the E.U. ETS, we are required to surrender EUAs equivalent to the emissions from voyages either starting in or ending in an E.U. port. The value of the EUA obligations incurred by us under the E.U. ETS is included in Voyage expenses in the Consolidated Statements of Income.

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

General and Administrative Expenses. We incur general and administrative expenses, which include our onshore related expenses such as executive officers, directors and consultants, traveling, legal and professional expenses and other general expenses.

Management Fees. We incur a technical management fee per LNG carrier per day in accordance with the Management Agreements with our Manager.

Other Income. We earn other income from claims for hull and machinery and loss of hire insurance for damages incurred by our vessels in previous years and from adjustments to revenue relating to the variable hire of the Yenisei River and the Lena River in the prior years.

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

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and by estimating charter rates for the unfixed days over the estimated remaining economic life of each vessel. A significant assumption in this analysis is the estimate of the daily time charter equivalent for the unfixed days, which is based on a combination of the average of the trailing 10-year historical charter rates adjusted for expected off-hires due to scheduled vessels’ maintenance and estimated unexpected breakdown off-hires. These estimated time charter rates reflect the Partnership’s chartering strategy, vessel operating history and at least one full shipping cycle. The historical ten-year average rate used in 2025 to calculate undiscounted projected net operating cash flow was $69,700, compared to $71,300 in 2024. Expected outflows for scheduled vessel maintenance and vessel operating expenses are based on the Partnership’s budget by using historical data, which is adjusted annually with the assumption of an annual inflation rate of up to 2%. In developing the estimate for the effective fleet utilization, the Partnership takes into account the period(s) each vessel is expected to undergo its scheduled maintenance (dry-docking and special surveys) and each vessel’s loss of hire resulting from repositioning or other conditions.

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

The table set forth below indicates the carrying value of each of our vessels as of December 31, 2025 and 2024.

			Carrying Value
			(in millions of U.S. dollars)
			as of
	Capacity	Year Built/	December 31,	December 31,
Vessel	(cbm)	Purchased	2025	2024
Clean Energy	149,700	2007	$93.2	$98.0
Ob River	149,700	2007	93.7	98.4
Amur River	149,700	2008	101.4	106.4
Arctic Aurora	155,000	2014	146.9	152.7
Yenisei River	155,000	2014	138.0	143.4
Lena River	155,000	2015	160.0	166.3
TOTAL	914,100		$733.2	$765.2

As of December 31, 2025, there were indications that the carrying amounts of five of the vessels in our Fleet may not be recoverable, and accordingly, an impairment analysis was performed. The undiscounted cash flows expected to be generated by these vessels exceeded their carrying value. As a result, no impairment loss was recognized as of December 31, 2025. As of December 31, 2024, there were no indications that the carrying amounts of the vessels in our Fleet may not be recoverable, and accordingly, no impairment analysis was performed.

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

Our impairment test exercise is sensitive to variances in the time charter rates. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to this significant input, indicated that time charter rates would need to be reduced by approximately, 53% to result in impairment of individual long-lived assets with indication of impairment. However, there can be no assurance as to how long charter rates and vessel values will remain at their current levels. If charter rates decrease and remain depressed for some time, it could adversely affect our revenue and profitability and future assessments of vessel impairment.

Recent Accounting Pronouncements

For a discussion on Recent Accounting Pronouncements, see Note 2 to our consolidated financial statements included in this annual report.

Results of Operations

Year ended December 31, 2025 compared to the year ended December 31, 2024

Voyage Revenues. Voyage revenues increased by $0.2 million, or 0.1%, to $156.6 million in the year ended December 31, 2025, compared to $156.4 million for the year ended December 31, 2024. This increase was mainly attributable to: (a) the non-cash effect of the amortization of deferred revenues, (b) the higher variable hire revenues earned on the Lena River and the Yenisei River and (c) the increase in the value of the EUAs due to us by the charterers of our vessels, which is primarily driven by higher fuel consumption and/or an increased number of voyages within E.U. waters, resulting in higher emissions, pursuant to the terms of the relevant time charter agreements, in the year ended December 31, 2025 compared to the corresponding period in 2024 (the corresponding value of the abovementioned EUAs, which we are obliged to surrender to the E.U. authorities, is included within Voyage expenses). The above increase in voyage revenues was partially offset by the lower cash revenues earned mainly due to the decrease of the daily hire rate of the Arctic Aurora and the decrease in Revenue earning days of one of our vessels due to unscheduled repairs in the year ended December 31, 2025, compared to the corresponding period in 2024.

Voyage Expenses—including related party. In the year ended December 31, 2025, voyage expenses were $7.3 million, compared to $6.4 million for the year ended December 31, 2024, representing an increase of $0.9 million or 14.1%. The increase is primarily associated with the corresponding value of the abovementioned EUAs, which we were obliged to surrender to the E.U. authorities.

Vessels’ Operating Expenses. Vessel operating expenses increased by 5.4% or $1.7 million, to $33.3 million during the year ended December 31, 2025, from $31.6 million during the year ended December 31, 2024. Our daily operating expenses increased from $14,409 for the year ended December 31, 2024, to $15,201 for the year ended December 31, 2025. This increase was primarily associated with increased engine overhauling costs incurred during the year ended December 31, 2025, compared to the corresponding period in 2024.

General and administrative expenses—including related party. General and administrative expenses decreased by 14.3%, or $0.3 million, to $1.8 million during the year ended December 31, 2025, from $2.1 million during the year ended December 31, 2024. This decrease of general and administrative expenses was mainly attributable to decreased legal expenses and director and officer insurance fees.

Management Fees. We incurred an aggregate of $6.8 million, or $3,095 per LNG carrier per day in management fees for the year ended December 31, 2025, compared to an aggregate of $6.6 million, or $3,005 per LNG carrier per day in management fees for the year ended December 31, 2024. The 3.0%, or $0.2 million, increase in management fees is consistent with the annual 3% increase in daily management fees pursuant to the Master Agreement. See also “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions.”

Depreciation.  Depreciation expense decreased by 0.3%, or $0.1 million, to $32.1 million during the year ended December 31, 2025, from $32.2 million during the year ended December 31, 2024. The decrease was due to the difference in the number of calendar days between the periods in comparison.

Interest and Finance Costs.  Interest and finance costs decreased by 31.4%, or $9.8 million to $21.4 million during the year ended December 31, 2025, from $31.2 million during the year ended December 31, 2024. The decrease in interest and finance costs was predominantly due to the reduction of the weighted average outstanding balance of our indebtedness and the decrease in the weighted average interest rate of our indebtedness from 7.86% in the year ended December 31, 2024, to 6.43% in the year ended December 31, 2025.

Interest Income. Interest income decreased by 48.0%, or $1.2 million, to $1.3 million during the year ended December 31, 2025, from $2.5 million during the year ended December 31, 2024. The decrease was attributable to the decrease in interest rates in the year ended December 31, 2025 as compared to the corresponding period in 2024, as well as to the placement of time deposits with shorter maturities, which reduced overall interest earned.

Gain on derivative instruments. On May 7, 2020, we entered into a floating to fixed interest rate swap transaction effective from June 29, 2020. It provided a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility. During the year ended December 31, 2025, gains on derivative financial instruments were nil compared to a gain on the derivative financial instrument of $1.8 million (relating to the portion of the period the interest rate swap agreement was in effect), which was recognized in the year ended December 31, 2024, as the swap agreement expired in September 2024.

Loss on debt extinguishment. Loss on debt extinguishment was nil the year ended December 31, 2025, compared to a $0.3 million loss during the corresponding period in 2024. This was mainly attributable to the write-off of $0.3 million of the unamortized deferred financing fees attributable to the portion of the $675 Million Credit Facility that was extinguished in the year ended December 31, 2024, due to the full prepayment of the outstanding amount thereunder of $408.6 million, mentioned below.

Other Income. Other Income increased to $6.8 million during the year ended December 31, 2025, from $1.5 during the corresponding period in 2024. The increase was attributable to (i) adjustments to revenue in the year ended December 31, 2025, relating to the variable hire of the Yenisei River and the Lena River in the prior years and (ii) the increased income from claims for hull and machinery and loss of hire insurance for damages incurred by our vessels in previous years.

Year ended December 31, 2024 compared to the year ended December 31, 2023

For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2024 compared to the year ended December 31, 2023” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 10, 2025.

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

For the year ended December 31, 2025, our principal sources of funds were our operating cash flows and cash flows from financing activities. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.

Our short-term liquidity requirements relate to servicing the principal and interest on our debt, making at least the required distribution on our Series A Preferred Units in accordance with our Partnership Agreement, and funding of our normal working capital requirements, including vessel operating expenses and payments under our Master Agreement.

As of April 8, 2026, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters) are sufficient to meet our normal working capital and other cash requirements for our current business for at least the next twelve months.

We reserve cash from operations for future maintenance capital expenditures, normal working capital requirements and other matters. Our future capital expenditure requirements principally relate to vessel drydocks including costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard. The Clean Energy is scheduled to be dry-docked within 2026. As at December 31, 2025, we have no other material capital expenditure commitments for the next twelve months.

On November 21, 2024, our Board of Directors authorized a Common Unit Repurchase Program (the “2024 Common Unit Repurchase Program”), which authorized the repurchase of up to an aggregate of $10.0 million of our outstanding common units over 12 months and expired on November 21, 2025. During the year ended December 31, 2025, we repurchased 365,118 common units for a total amount of $1.322 million as part of our 2024 Common Unit Repurchase Program. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

On November 24, 2025, our Board of Directors authorized a new Common Unit Repurchase Program (the “2025 Common Unit Repurchase Program”), which authorizes the repurchase of up to an aggregate of $10.0 million of our outstanding common units over 12 months. Repurchases of common units under the 2025 Common Unit Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The amount and timing of any repurchases made under the 2025 Common Unit Repurchase Program will be in our management team’s sole discretion, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The 2025 Common Unit Repurchase Program does not obligate us to repurchase any dollar amount or number of common units, and the 2025 Common Unit Repurchase Program may be suspended or discontinued at any time at our discretion. During the year ended December 31, 2025, we did not repurchase any units as part of the 2025 Common Unit Repurchase Program.

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

Cash and cash equivalents

As of December 31, 2025, we reported cash and cash equivalents of $41.0 million which represented a decrease of $27.2 million, or 39.9%, compared to $68.2 million, as of December 31, 2024. Please see below “—Our Borrowing Activities.”

Working capital position

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2025, we had a working capital deficit of $29.5 million which represented an increase of $23.8 million, or 417.5%, compared to the working capital deficit of $5.7 million as of December 31, 2024. Our working capital deficit increase as of December 31, 2025, was mainly due to the current portion of our other financial liabilities and the redemption of Series B Preferred Units compared to December 31, 2024.

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

Our Borrowing Activities

As of December 31, 2025, we had $278.7 million outstanding under the 2024 Lease Financing (discussed below). As of December 31, 2025, we were in compliance with all of the covenants, including the financial and liquidity covenants, contained in the 2024 Lease Financing.

$675 Million Credit Facility

On September 18, 2019, we entered into the $675 Million Credit Facility: a 5-year syndicated $675 million senior secured term loan with leading international banks for the purpose of refinancing the Partnership’s existing total indebtedness at that time. On June 27, 2024, we used the proceeds received under the 2024 Lease Financing (discussed below), together with $63.7 million of our own funds, to fully prepay outstanding amounts under the $675 Million Credit Facility, which was scheduled to mature on September 18, 2024. Please see below, “—2024 Lease Financing.”

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

As of December 31, 2025, we were in compliance with all the financial covenants contained in the sale and leaseback agreements.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, normal working capital requirements and other matters.

Our future capital expenditure requirements principally relate to vessel drydocks including costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard. The Clean Energy is scheduled to be dry-docked within 2026. As at December 31, 2025, we have no other material capital expenditure commitments for the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
(Amounts in thousands of Dollars)	2025	2024	2023
Net cash provided by operating activities	$90,265	$92,158	$64,391
Net cash used in investing activities	—	(27)	(4,238)
Net cash used in financing activities	(117,382)	(97,727)	(66,269)
Cash and cash equivalents at beginning of year	68,156	73,752	79,868
Cash and cash equivalents at end of year	$41,039	$68,156	$73,752

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $1.9 million, or 2.1%, to $90.3 million for the year ended December 31, 2025, compared to $92.2 million for the year ended December 31, 2024. This decrease was primarily due to the decrease of favourable working capital changes, which was counterbalanced by the decrease in interest and finance costs and the increase in other income in the year ended December 31, 2025.

Net cash provided by operating activities increased by $27.8 million, or 43.2%, to $92.2 million for the year ended December 31, 2024, compared to $64.4 million for the year ended December 31, 2023. This increase was primarily due to the higher voyage revenues generated and the favourable working capital variations.

Net Cash Used in Investing Activities

Net cash used in investing activities was nil and $27.0 thousand for the years ended December 31, 2025 and 2024, respectively.

Net cash used in investing activities decreased by $4.2 million, or 100%, to $27.0 thousand for the year ended December 31, 2024, compared to $4.2 for the year ended December 31, 2023. This decrease was primarily attributable to cash used for the installation of the BWTS on the Arctic Aurora, the Yenisei River and the Lena River in the year ended December 31, 2023.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by $19.7 million, or 20.2%, to $117.4 million for the year ended December 31, 2025, from net cash used in financing activities of $97.7 million in the year ended December 31, 2024. This increase was primarily attributable to: (a) the $55 million payment for the redemption in full of the outstanding Series B Preferred Units, (b) the $345 million decrease of the proceeds from the 2024 Lease Financing, (c) the increase in the amounts paid for the repurchase of common units by $1.1 million, as part of the 2024 Common Unit Repurchase Program, mentioned above, (d) the $5.4 million increase in the distribution payments to the common unitholders, which were partially offset by the $3.3 million decrease in distribution payments to Series B Preferred unitholders, (e) the decrease of $17.5 million in receipts from derivative instruments. The above increase in net cash used in financing activities was partially offset by the decrease in the repayments of long-term debt by $398.5 million, due to the amounts paid for the full prepayment of the $675 Million Credit Facility in the year to December 31, 2024 and the decrease in the payment of deferred finance fees by $2.5 million, attributable to the 2024 Lease Financing, mentioned above.

Net cash used in financing activities increased by $31.4 million, or 47.4%, from net cash used in financing activities of $66.3 million in the year ended December 31, 2023, to net cash used in financing activities of $97.7 million in the year ended December 31, 2024. This increase is mainly due to: (a) the increase in the repayments of long- term debt by $363.4 million, due to the amounts paid for the full prepayment of the $675 Million Credit Facility, mentioned above, (b) the increase in the payment of deferred finance fees by $2.5 million, attributable to the 2024 Lease Financing, mentioned above, (c) the increase of $1.8 million and $1.4 million in the payment of distributions to the common and the preferred B unitholders, respectively, (d) the increase in the amounts paid for the repurchase of common units by $0.2 million, as part of the 2024 Common Unit Repurchase Program, mentioned above, and (e) the decrease of $7.0 million in receipts from derivative instruments. The above increase in net cash used in financing activities was partially offset by the proceeds of $344.9 million from the 2024 Lease Financing.

Distributions

Distributions on Common Units

We paid a cash distribution of $0.049 per unit to all common unitholders on February 27, 2025, May 23, 2025 and August 29, 2025.

We paid a cash distribution of $0.050 per unit to all common unitholders on November 14, 2025 and February 27, 2026.

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy.”

Distributions on Series A Preferred Units

We paid a cash distribution of $0.5625 per unit to all Series A Preferred unitholders on February 12, 2020, May 12, 2020, August 12, 2020, November 12, 2020, February 12, 2021, May 12, 2021, August 12, 2021, November 12, 2021, February 14, 2022, May 12, 2022, August 12, 2022, November 14, 2022, February 13, 2023, May 12, 2023, August 14, 2023, November 13, 2023, and February 12, 2024, May 13, 2024, August 12, 2024, November 12, 2024, February 12, 2025, May 12, 2025, August 12, 2025, November 12, 2025 and February 12, 2026.

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

We paid a cash distribution of $0.614808 per unit on to all Series B Preferred unitholders on May 22, 2025.

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Our Cash Distribution Policy.”

General Partner Distributions

During the years ended December 31, 2025 and 2024, the Board of Directors approved a quarterly cash distribution to its General Partner and holder of the incentive distribution rights in the Partnership, of an amount of $7,000 and $1,741, respectively.

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

On November 21, 2024, our Board of Directors authorized the 2024 Common Unit Repurchase Program, which authorized the repurchase of up to an aggregate of $10.0 million of our outstanding common units over 12 months and expired on November 21, 2025. During the year ended December 31, 2025, we repurchased 365,118 common units for a total amount of $1.322 million as part of 2024 Common Unit Repurchase Program. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

On May 27, 2025, we issued a notice of full redemption to the holders of our Series B Preferred Units, notifying such holders that we had elected to exercise our option to redeem all of the issued and outstanding Series B Preferred Units on July 25, 2025 (the “Redemption Date”). On the Redemption Date, we redeemed all of the issued and outstanding Series B Preferred Units. The redemption price was equal to $25.00 per redeemed Series B Preferred Unit, plus an amount of $0.45258267, equal to all accumulated and unpaid distributions thereon to the Redemption Date, whether or not declared, which was paid in cash on the Redemption Date.

On November 24, 2025, our Board of Directors authorized the 2025 Common Unit Repurchase Program (following the expiration of our 2024 Common Unit Repurchase Program), which authorizes the repurchase of up to an aggregate of $10.0 million of our outstanding common units over 12 months. Repurchases of common units under the 2025 Common Unit Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The amount and timing of any repurchases made under the 2025 Common Unit Repurchase Program will be in our management team’s sole discretion, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The 2025 Common Unit Repurchase Program does not obligate us to repurchase any dollar amount or number of common units, and the 2025 Common Unit Repurchase Program may be suspended or discontinued at any time at our discretion. During the year ended December 31, 2025, we did not repurchase any units as part of the 2025 Common Unit Repurchase Program.

Recent Developments

Distributions

On January 21, 2026, we declared a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from November 12, 2025 to February 11, 2026, which was paid on February 12, 2026 to all Series A preferred unitholders of record as of February 5, 2026.

On February 10, 2026, we declared a cash distribution of $0.050 per unit on all common unitholders for the quarter ended December 31, 2025, which was paid on February 27, 2026 to all common unitholders of record as of February 23, 2026.

Following December 31, 2025 and up to April 8, 2026, the Partnership did not repurchase any common units, pursuant to the 2025 Common Unit Repurchase Program (as defined above).

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.	TREND INFORMATION

See “Item 4. Information on the Partnership – B. Business Overview – The International Liquefied Natural Gas (LNG) Shipping Industry.”

E.	CRITICAL ACCOUNTING ESTIMATES

For a description of all our significant accounting policies, see Note 2 to our annual consolidated financial statements included elsewhere in this annual report, and for our critical accounting estimates, see the paragraph entitled “Critical Accounting Estimates and Policies” under “Item 5. Operating and Financial Review and Prospects – A. Operating Results” discussed above.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following provides information about each of our directors and senior management.

Name	Age	Position
Georgios Prokopiou	79	Chairman of the Board of Directors and Appointed Director
Tony Lauritzen	49	Chief Executive Officer and Appointed Director
Michael Gregos	54	Chief Financial Officer
Dimitris Anagnostopoulos	79	Class III Director
Alexios Rodopoulos	78	Class II Director
Evangelos Vlahoulis	79	Class I Director

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

The Partnership held its 2025 Annual General Meeting of Limited Partners on November 26, 2025, at which (i) Mr. Alexios Rodopoulos was elected as a Class II Director to serve for a three-year term until the 2028 Annual Meeting of Limited Partners, and (ii) Ernst & Young (Hellas) Certified Auditors Accountants S.A. were re-appointed to serve as the Partnership’s independent auditors for the fiscal year ending December 31, 2025.

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

As of December 31, 2025, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Master Agreement. Please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Vessel Management.” The services of our executive officers and other employees are provided to us by our Manager pursuant to an Executive Services Agreement and an Administrative Services Agreement, in return of a monthly and an annual fee, respectively. Please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement & Executive Services Agreement.”

E.	UNIT OWNERSHIP

Please see “Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders.”

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR UNITHOLDERS

The following table sets forth the beneficial ownership of our common units as of April 8, 2026, by:

●	each person that we know to beneficially own more than 5% of our outstanding common units;
●	each of our executive officers and directors; and
●	all of our executive officers and directors as a group.

The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

Name of Beneficial Owner	Number	Percent (1)
5% Unitholders:
Dynagas Holding Ltd.(2)	15,595,000	42.9%
Cobas Asset Management SGIIC SA(3)	5,486,906	15.1%
Dell Loy Hansen (5)	3,563,020	9.8%
Executive Officers and Directors:
Tony Lauritzen	—	—
Michael Gregos	—	—
Dimitris Anagnostopoulos	—	—
Alexios Rodopoulos	500	*
Evangelos Vlahoulis	—	—
All Executive Officers and Directors, as a Group (3)(4)	*	*
(1)	Based on 36,382,011 common units outstanding as of April 8, 2026.
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

As of March 31, 2026, we had three unitholders of record, two of which were located in the United States, representing 57.14% of our outstanding common units. However, one of the U.S. common unitholders of record is CEDE & CO., a nominee of the Depository Trust Company, which held 57.14% of our common units as of the same date. Accordingly, we believe that the common units held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners. Except as otherwise disclosed herein, we are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of us.

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

Omnibus Agreement

In November 2013 and as amended and restated in April 2016, we and certain of our subsidiaries entered into the Omnibus Agreement with our Sponsor and our General Partner.

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
(2)

acquiring or owning one or more Four-Year LNG carrier(s) if such Dynagas Holding Entity (as defined in the Omnibus Agreement) offers to sell such Four-Year LNG carrier to us for the acquisition price plus any administrative costs in accordance with the procedures set forth in the Omnibus Agreement (and we do not fulfill our obligation to purchase such Four-Year LNG carrier in accordance with the terms of the Omnibus Agreement);

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

Rights of First Offer on LNG carriers

Under the Omnibus Agreement, we and our subsidiaries have granted to our Sponsor the right of first offer on any proposed sale, transfer or other disposition of any LNG carrier owned by us. Under the Omnibus Agreement, our Sponsor has agreed (and will cause their subsidiaries to agree) to grant a similar right of first offer to us for any Four-Year LNG carriers they own. These rights of first offer will not apply to (a) with respect to the Sponsor, a sale, transfer or other disposition of assets between or among any of its subsidiaries (other than us) and with respect to us, a sale, transfer or other disposition of assets between or among any of our subsidiaries (other than the Sponsor, if applicable), or pursuant to the terms of any contract or other agreement with a contractual counterparty existing at the time of the closing of our IPO or (b) a merger with or into, or sale of substantially all of the assets to, an unaffiliated third party. In addition, the rights of first offer may be waived by us under Section 7.5 of the Omnibus Agreement in our discretion.

Prior to engaging in any negotiation regarding any LNG carrier’s disposition with respect to a Four-Year LNG carrier with a non-affiliated third party, we or our Sponsor, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and our Sponsor will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or our Sponsor, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the LNG carrier to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or our Sponsor as the case may be, than those offered pursuant to the written notice.

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

Indemnification

Our Sponsor indemnifies us for liabilities related to tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

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

We currently pay our Manager a technical management fee of $3,188 per day for each of our vessels, owned or bareboat chartered-in, prorated for the calendar days we own each vessel, for providing services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus which is the amount paid to the vessel operator as compensation for all or a part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer, or other income earned during the course of the employment of our vessels, during the term of the Management Agreements, for providing the relevant vessel-owning subsidiary or the relevant subsidiary that has chartered-in a vessel under bareboat charter as part of the 2024 Lease Financing, with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others. In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third-parties, in accordance with the Management Agreements.

We incurred an aggregate expense of approximately $8.7 million and $8.6 million to our Manager in connection with the management of our Fleet under the Management Agreements for the years ended December 31, 2025 and 2024, respectively.

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

During each of the years ended December 31, 2025, and 2024 we incurred expenses of approximately $0.1 million relating to the administrative services under the Administrative Services Agreement.

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

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including Dynagas Holding Ltd., on the one hand, and us and our unaffiliated limited partners, on the other hand. Our General Partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our Board of Directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Certain of our officers and directors will also be officers of our Sponsor or its affiliates and will have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. We, our officers and directors and our General Partner will not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the Partnership Agreement. Our partnership affairs are governed by our Partnership Agreement and the Partnership Act. The provisions of the Partnership Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Partnership Act and the Delaware Revised Uniform Limited Partnership Act. The Partnership Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Partnership Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Partnership Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our General Partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our General Partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

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

Series B Preferred Unit Distributions

Until November 22, 2023, Series B Preferred Unitholders were entitled under our Partnership Agreement to receive cumulative cash distributions payable on the Series B Preferred Units at a fixed rate equal to 8.75% per annum. Effective as of November 22, 2023, in accordance with the terms of the Series B Preferred Units, the distribution rate for the Series B Preferred Units changed from fixed to floating, and was equal to the Term Secured Overnight Financing Rate for the applicable three-month tenor published by the Chicago Mercantile Exchange plus the credit spread adjustment of 0.26161% (“Credit Adjusted Three-Month CME Term SOFR”) plus a spread of 5.593% (the “Margin”) per annum per $25.00 stated liquidation preference per unit. The applicable distribution rate for each distribution period was determined every three months by the calculation agent for the Series B Preferred Units.

On May 27, 2025, we issued a notice of full redemption to the holders of our Series B Preferred Units, notifying such holders that we had elected to exercise our option to redeem all of the issued and outstanding Series B Preferred Units. On July 25, 2025, we redeemed all of the issued and outstanding Series B Preferred Units. The redemption price was equal to $25.00 per redeemed Series B Preferred Unit, plus an amount of $0.45258267, equal to all accumulated and unpaid distributions thereon to the Redemption Date, whether or not declared, which was paid in cash on the Redemption Date.

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

Our Series A Preferred Units have been trading on the NYSE under the symbol “DLNG PR A” since July 14, 2015.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Please see “Item 9. The Offer and Listing—A. Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The information required to be disclosed under Item 10.B. is incorporated by reference to Exhibit 2.1 to this annual report. As of April 8, 2026, we had issued outstanding 36,382,011 common units, 35,526 general partner units, and 3,000,000 Series A Preferred Units.

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

UNITED STATES TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax considerations relevant to us and to a U.S. Holder and Non-U.S. Holder (each defined below) of our common units and Series A Preferred Units. This discussion does not purport to deal with the tax consequences of owning units to all categories of investors, some of which (such as dealers in securities or currencies, investors whose functional currency is not the United States dollar, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our units as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, persons required to recognize income for U.S. federal income tax purposes no later than when such item of income is included on an “applicable financial statement,” persons subject to tax on base erosion payments of taxpayers with substantial gross receipts, and persons who are investors in pass-through entities) may be subject to special rules. This discussion only applies to unitholders who (i) own our units as a capital asset and (ii) own less than 10% of our common units and less than 10% of the value of all our units. Unitholders are encouraged to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of units.

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For the taxable year ended December 31, 2025, our common units, Series A Preferred Units were “primarily traded” on the NYSE.

Under the regulations, our units will be considered to be “regularly traded” on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, Series A Preferred Units and the Series B Preferred Units for the period when they were outstanding, which represented 100% of our outstanding equity interests (other than the 0.1% General Partner interest, with respect to which the General Partner has delegated authority to the Board of Directors, the majority of whose members are elected by the common unitholders under the Partnership Agreement, and which interest represents less than 50% of the value of our outstanding equity interests), were listed on the NYSE during 2025, we currently satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we satisfied the trading frequency and trading volume tests for the taxable year ended December 31, 2025. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units and Series A Preferred Units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock (such as the NYSE).

Notwithstanding the foregoing, the regulations provide, in pertinent part, our common units and Series A Preferred Units, as applicable, will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such outstanding units are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the voting power and value of such units, which we refer to as the “5% Override Rule.”

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

For more than half the days of our taxable year ended December 31, 2025, more than 50% of our common units were owned by 5% Unitholders (subject to the 4.9% voting limitation described below); however, a substantial 5% Unitholder was a qualified shareholder during the 2025 taxable year. Therefore, even without the 4.9% voting limitation described below, less than 50% of our common units were owned by non-qualified 5% Unitholders during the 2025 taxable year. Therefore, we believe that we were not subject to the 5% Override Rule for 2025. However, there is no assurance that we will continue to qualify for exemption under Section 883. For example, we could be subject to the 5% Override Rule if our 5% Unitholders were to own 50% or more of the common units. It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units. Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, our 5% Unitholders could not own 50% or more of our common units. If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would be subject to the 5% Override Rule unless it could establish that, among the common units owned by the 5% Unitholders, sufficient common units were owned by qualified unitholders to preclude non-qualified unitholders from owning 50% or more of our common units for more than half the number of days during the taxable year. These requirements are onerous and there is no assurance that we will be able to satisfy them.

Based on the foregoing, we believe that we satisfied the Publicly Traded Test for our taxable year ended December 31, 2025.

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

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States or will otherwise not be subject to United States federal income tax.

U.S. Federal Income Taxation of U.S. Holders

In the opinion of Watson Farley & Williams LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common units and Series A Preferred Units.

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

Special rules may apply to any amounts received in respect of our units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a unit that is equal to or in excess of 10% (or 5% in the case of Series A Preferred Units) of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Based on our current and projected methods of operation, we believe that we were not a PFIC in the year ended December 31, 2025 and do not expect to be a PFIC for any future taxable year. For this purpose, we intend to take the position that the income our subsidiaries earned from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority concluding that income derived from time charters should be treated as rental income rather than services income for other tax purposes. Therefore, our position is not free from doubt, and the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Poseidonos Avenue and Foivis 2 Street 166 - 74 Glyfada, Athens, Greece. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge.

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

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. A significant portion or our debt contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in SOFR. Increasing interest rates could increase our interest expenses and adversely impact on our future earnings. In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to non – performance of our counterparties under our debt agreements. Specifically, on May 7, 2020 we entered into a floating to fixed interest rate swap transaction with Citibank N.A. effective from June 29, 2020. It provided a fixed 3-month LIBOR rate of 0.41% based on notional values that reflected the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matured in September 2024. We have not entered into any derivative instruments such as interest rate swaps, since the expiration of the above-mentioned swap transaction in September 2024. As of December 31, 2025, our net effective exposure to floating interest rate fluctuations on our outstanding long-term debt and other financial liabilities was $278.7 million.

Our interest expense is affected by changes in the general level of interest rates, particularly SOFR. As an indication of the extent of our sensitivity to interest rate changes, an increase in SOFR of 1% would have decreased our net income during the year ended December 31, 2025 by approximately $3.1 million based upon our floating interest bearing long-term debt and other financial liabilities during 2025. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of vessels from affiliated or unaffiliated third-parties.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our vessel operating, voyage and the majority of our dry-docking related expenses, primarily vessel repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2025, we incurred approximately 34% of our operating expenses (including class survey costs) and 46% of our general and administrative expenses in currencies other than the U.S. dollar compared to 30% of our operating expenses (including class survey costs) and 41% of our general and administrative expenses for the year ended December 31, 2024. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2025 and 2024, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.

We do not currently hedge fluctuations in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk

The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and gas producers. For the years ended December 31, 2025, 2024 and 2023, three charterers individually accounted for all of our revenues:

Charterer	2025	2024	2023
SEFE (formerly Gazprom)	40%	39%	41%
Yamal	35%	34%	43%
Equinor	25%	27%	16%
Total	100%	100%	100%

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Partnership’s internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2025. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Partnership’s internal controls over financial reporting are effective as of December 31, 2025.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting, as of December 31, 2025, has been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as stated in their audit report, incorporated in the Item 18 of this Form 20-F, which appears on page F-3 of this annual report.

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

Unitholders may also request a copy of our Corporate Code of Business Ethics and Conduct at no cost by writing or telephoning us at: Poseidonos Avenue and Foivis 2 Street 166 - 74 Glyfada, Athens, Greece, Tel: +302108917960.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the years ended December 31, 2025 and 2024 was Ernst & Young (Hellas) Certified Auditors Accountants S.A. (PCAOB ID: 1457).

Fees Incurred by the Partnership for Ernst& Young (Hellas) Certified Auditors Accountants S.A.’s Services

In 2025 and 2024, the fees rendered by the auditors were as follows:

	2025	2024
Audit Fees	€157,500	€201,600
Total	€157,500	€201,600

Audit Fees

Audit fees for 2025 and 2024 include fees related to (i) the integrated audit of the consolidated financial statements of the Partnership, (ii) the review of the quarterly financial information of the Partnership (iii) the audit of the financial statements of certain subsidiaries of the Partnership, and (iv) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by the Partnership or its subsidiaries.

Audit-Related Fees

None.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2025.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 21, 2024, our Board of Directors authorized the 2024 Common Unit Repurchase Program, which authorized the repurchase of up to an aggregate of $10.0 million of our outstanding common units over 12 months and expired on November 21, 2025. During the year ended December 31, 2025, we repurchased 365,118 common units for a total amount of $1.322 million as part of 2024 Common Unit Repurchase Program.

On May 27, 2025, we issued a notice of full redemption to the holders of our Series B Preferred Units, notifying such holders that we had elected to exercise our option to redeem all of the issued and outstanding Series B Preferred Units. On July 25, 2025, we redeemed all of the issued and outstanding Series B Preferred Units. The redemption price was equal to $25.00 per redeemed Series B Preferred Unit, plus an amount of $0.45258267, equal to all accumulated and unpaid distributions thereon to the Redemption Date, whether or not declared, which was paid in cash on the Redemption Date.

On November 24, 2025, our Board of Directors authorized the 2025 Common Unit Repurchase Program (following the expiration of the 2024 Common Unit Repurchase Program), which authorizes the repurchase of up to an aggregate of $10.0 million of our outstanding common units over 12 months. Repurchases of common units under the 2025 Common Unit Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The amount and timing of any repurchases made under the 2025 Common Unit Repurchase Program will be in our management team’s sole discretion, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The 2025 Common Unit Repurchase Program does not obligate us to repurchase any dollar amount or number of common units, and the 2025 Common Unit Repurchase Program may be suspended or discontinued at any time at our discretion. During the year ended December 31, 2025, we did not repurchase any units as part of the 2025 Common Unit Repurchase Program.

				Total Number		Maximum Number
				of Units		(or Approximate
				Purchased as Part		Dollar Value) of
	Total Number		Average Gross	of Publicly		Units that May Yet Be
	of Units		Price Paid	Announced		Purchased Under the
Month	Purchased		per Unit	Plans or Programs		Plans of Programs
March 2025	59,866 Common Units	[1]	$3.83	59,866 Common Units	[1]	$9.5 million
April 2025	146,772 Common Units	[1]	$3.54	146,772 Common Units	[1]	$9.0 million
May 2025	9,547 Common Units	[1]	$3.49	9,547 Common Units	[1]	$9.0 million
July 2025	Series B Preferred Units	[2]	$25.00	N/A		N/A
October 2025	148,933 Common Units	[1]	$3.57	148,933 Common Units	[1]	$8.4 million

1Repurchases made pursuant to the 2024 Common Unit Repurchase Program, described above.

2Repurchases made pursuant to the Partnership’s full redemption of then-outstanding Series B Preferred Units, described above.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Our Board of Directors has adopted Policies and Procedures to Detect and Prevent Insider Trading (“Insider Trading Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy is incorporated by reference as Exhibit 11.1 to this annual report.

ITEM 16K.CYBERSECURITY

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

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)
1.2	Fourth Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(3)
1.3	Certificate of Formation of Dynagas GP LLC(1)
1.4	Limited Liability Company Agreement of Dynagas GP LLC(1)
1.5	Certificate of Limited Partnership of Dynagas Operating LP(1)
1.6	Limited Partnership Agreement of Dynagas Operating LP(1)
1.7	Certificate of Formation of Dynagas Operating GP LLC(1)
1.8	Limited Liability Company Agreement of Dynagas Operating GP LLC(1)
2.1	Description of Securities
4.1	Master Agreement(7)
4.2	First Amended and Restated Omnibus Agreement, dated April 12, 2016(5)
4.3	Executive Services Agreement(2)
4.4	Administrative Services Agreement(4)
4.5	Sale and Leaseback Agreement, dated June 19, 2024, with respect to the Arctic Aurora(9)
4.6	Sale and Leaseback Agreement, dated June 19, 2024, with respect to the Clean Energy(9)
4.7	Sale and Leaseback Agreement, dated June 19, 2024, with respect to the OB River(9)
4.8	Sale and Leaseback Agreement, dated June 19, 2024, with respect to the Amur River(9)
8.1	Subsidiaries of Dynagas LNG Partners LP(9)
11.1	Policies and Procedures to Detect and Prevent Insider Trading(9)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Dynagas LNG Partners LP Principal Financial and Accounting Officer
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
15.3	Consent of Watson Farley & Williams LLP
97.1	Policy for the Recovery of Erroneously Awarded Incentive Compensation(8)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

(1)

Incorporated by reference to the Partnership’s Registration Statement on Form F-1, as amended, which was declared effective by the Securities and Exchange Commission on November 12, 2013 (Registration No. 333-191653).

(2)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 25, 2014.
(3)	Incorporated by reference to the Partnership’s Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on October 23, 2018.
(4)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 10, 2015.
(5)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 18, 2016.
(6)	Incorporated by reference to Exhibit 1.1 of the Partnership’s Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on August 19, 2020.
(7)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 29, 2021.
(8)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 26, 2024.
(9)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 10, 2025.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
Name:	Michael Gregos
Title:	Chief Financial Officer (Principal Financial Officer)

Date: April 8, 2026

DYNAGAS LNG PARTNERS LP

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

DYNAGAS LNG PARTNERS LP

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Dynagas LNG Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the “Partnership”) as of December 31, 2025 and 2024, the related consolidated statements of income, partners’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 8, 2026 expressed an unqualified opinion thereon.

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

Impairment of long-lived assets

Description of the matter

The Partnership’s long-lived assets consist of the net carrying value of vessels. As of December 31, 2025, the carrying value of the Partnership’s vessels was $733,148 thousand. As discussed in Note 2 (j) to the consolidated financial statements, the Partnership evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment (ASC 360). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel.

Auditing the Partnership’s impairment indicators and recoverability assessment was complex due to the judgement and estimation uncertainty required to evaluate events or changes in circumstances affecting the market and economic conditions and in determining the assumption of future charter rates for non-contracted revenue days. These charter rates are particularly subjective as they involve the development and use of assumptions about the liquefied natural gas shipping market through the end of the useful lives of the vessels. This assumption is forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Partnership’s impairment indicators and recoverability assessment process. For example, we tested controls over management’s review of the identification of impairment indicators and process to test vessels' recoverability, including determination of charter rates for non-contracted revenue days.

We analyzed management’s vessel impairment indicators and recoverability assessment against the accounting guidance in ASC 360. To test management’s assessment of the developments in market conditions, our procedures included, among others, performing an independent analysis over the vessel market charter rates, market prices and changes in vessels fair values using market information derived from external information sources for the industry.

To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days against internal and external data sources such as available market data from third parties, charter rate data for the vessels, and recent economic and industry changes.

In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the future undiscounted net operating cash flows. We tested the completeness and accuracy of the data used within the undiscounted net operating cash flow forecasts. We assessed the adequacy of the Partnership’s disclosures in Note 2 (j) to the consolidated financial statements

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Partnership’s auditor since 2011.

Athens, Greece

April 8, 2026

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Dynagas LNG Partners LP

Opinion on Internal Control Over Financial Reporting

We have audited Dynagas LNG Partners LP’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dynagas LNG Partners LP (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2025 and 2024, the related consolidated statements of income, partners’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 8, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 8, 2026

DYNAGAS LNG PARTNERS LP

Consolidated Balance Sheets as of December 31, 2025 and 2024

(Expressed in thousands of U.S. Dollars — except for unit data)

		December 31,	December 31,
		2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$41,039	$68,156
Trade accounts receivable		478	1,201
Prepayments and other assets	2(x)	4,726	3,802
Inventories		1,203	894
Accrued charter revenue, current portion	2(n)	—	2,704
Deferred Charges, current portion		107	216
Due from related party, current	3	1,875	1,189
Total current assets		49,428	78,162

FIXED ASSETS, NET:
Vessels, net	4	733,148	765,212
Total fixed assets, net		733,148	765,212

OTHER NON-CURRENT ASSETS:
Due from related party	3, 6	1,350	1,350
Deferred charges		529	640
Other receivables, non- current		1,789	1,789
Total assets		$786,244	$847,153

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of other financial liabilities, net of unamortized deferred financing fees of $457 and $523, respectively	5	$43,710	$43,644
Trade payables		12,317	13,181
Due to related party	3	—	699
Accrued liabilities	2(x)	5,536	5,587
Deferred Revenue - Current	2(n)	664	667
Unearned revenue	2(n)	16,705	20,118
Total current liabilities		78,932	83,896

NON-CURRENT LIABILITIES:
Deferred revenue	2(n)	719	1,383
Other financial liabilities, net of current portion and unamortized deferred financing fees of $1,194 and $1,651, respectively	5	233,363	277,073
Total non-current liabilities		234,082	278,456

Commitments and contingencies	7	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 36,382,011 units and 36,747,129 units issued and outstanding as at December 31, 2025 and December 31, 2024, respectively)	8	399,834	357,949
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at December 31, 2025 and December 31, 2024)	8	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at December 31, 2024)	8	—	53,498
General Partner (35,526 units issued and outstanding as at December 31, 2025 and December 31, 2024)	8	180	138
Total partners’ equity		473,230	484,801
Total liabilities and partners’ equity		$786,244	$847,153

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Income

For the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		2025	2024	2023
REVENUES:
Voyage revenues		$156,624	$156,403	$148,878
Revenues from contracts with customers	2(n)	—	—	11,602
EXPENSES:
Voyage expenses		(5,384)	(4,465)	(1,478)
Voyage expenses-related party	3	(1,935)	(1,983)	(1,860)
Vessel operating expenses		(33,290)	(31,643)	(34,412)
Dry-docking and special survey costs		—	—	(17,650)
General and administrative expenses		(1,122)	(1,440)	(1,331)
General and administrative expenses- related party	3	(723)	(703)	(701)
Management fees-related party	3	(6,778)	(6,599)	(6,389)
Depreciation	4	(32,064)	(32,151)	(31,946)
Operating income		$75,328	$77,419	$64,713
OTHER INCOME/(EXPENSES):
Interest and finance costs	5,10	(21,350)	(31,176)	(39,210)
Interest income		1,306	2,547	2,593
Gain on derivative financial instrument	11	—	1,755	5,267
Loss on Debt extinguishment	5	—	(331)	(154)
Other Income	2(h)	6,764	1,492	2,881
Other, net		(403)	(115)	(218)
Total other expenses, net		(13,683)	(25,828)	(28,841)

Partnership’s Net Income		$61,645	$51,591	$35,872
Common unitholders’ interest in Net Income		$50,407	$38,575	$24,285
Series A Preferred unitholders’ interest in Net Income		$6,750	$6,750	$6,750
Series B Preferred unitholders’ interest in Net Income		$2,936	$6,228	$4,813
Deemed dividend on Series B Preferred Units		$1,503	$—	$—
General Partner’s interest in Net Income		$49	$38	$24
Earnings per unit, basic and diluted:
Common unit (basic and diluted)	9	$1.38	$1.05	$0.66
Weighted average number of units outstanding, basic and diluted:
Common units	9	36,557,558	36,799,490	36,802,247

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Partners’ Equity

For the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of U.S. Dollars—except for unit data)

	Series A	Series B		General
	Preferred	Preferred	Common	Partner	Series A	Series B		General
	(units)	(units)	(units)	(units)	Preferred	Preferred	Common	Partner	Total
BALANCE, December 31, 2022	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$297,139	$78	$423,931
—Net income	—	—	—	—	6,750	4,813	24,285	24	35,872
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(6,750)	(4,813)	—	—	(11,563)
BALANCE, December 31, 2023	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$321,424	$102	$448,240
—Net income	—	—	—	—	6,750	6,228	38,575	38	51,591
—Repurchase of common units (Note 8)	—	—	(55,118)	—	—	—	(247)	—	(247)
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(6,750)	(6,228)	—	—	(12,978)
—Distributions declared and paid (common units) (Note 8)	—	—	—	—	—	—	(1,803)	—	(1,803)
—Distributions declared not paid (General Partner units) (Note 8)	—	—	—	—	—	—	—	(2)	(2)
BALANCE, December 31, 2024	3,000,000	2,200,000	36,747,129	35,526	$73,216	$53,498	$357,949	$138	$484,801
—Net income	—	—	—	—	6,750	2,936	51,910	49	61,645
—Repurchase of common units (Note 8)	—	—	(365,118)	—	—	—	(1,322)	—	(1,322)
—Distributions declared and paid (preferred units) (Note 8)	—	—	—	—	(6,750)	(2,936)	—	—	(9,686)
—Distributions declared and paid (common units) (Note 8)	—	—	—	—	—	—	(7,200)	—	(7,200)
—Distributions declared and paid (General Partner units) (Note 8)	—	—	—	—	—	—	—	(7)	(7)
—Redemption of Series B Preferred Units (Note 8)	—	(2,200,000)	—	—	—	(53,498)	—	—	(53,498)
—Deemed dividend on Redemption of Series B Preferred Units (Note 8)	—	—	—	—	—	—	(1,503)	—	(1,503)
BALANCE, December 31, 2025	3,000,000	—	36,382,011	35,526	$73,216	—	$399,834	$180	$473,230

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of U.S. Dollars)

		2025	2024	2023
Cash flows from Operating Activities:
Net income:		$61,645	$51,591	$35,872
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	32,064	32,151	31,946
Amortization and write-off of deferred financing fees	10	523	1,022	1,667
Deferred revenue amortization		2,037	5,316	(8,343)
Amortization of deferred charges		216	217	216
Dry-docking and special survey costs		—	—	17,650
Gain on derivative financial instruments	11	—	(1,755)	(5,267)
Loss on Debt extinguishment	5	—	331	154
Changes in operating assets and liabilities:
Trade accounts receivable		723	(492)	(642)
Prepayments and other assets		(149)	4,181	(6,040)
Inventories		(309)	(143)	134
Due from/to related parties		(1,385)	(2,045)	83
Deferred expenses		3	—	—
Trade accounts payable		(864)	(636)	(5,276)
Accrued liabilities		(825)	2,321	(5,928)
Unearned revenue		(3,414)	99	8,165
Net cash provided by Operating Activities		$90,265	$92,158	$64,391

Cash flows from Investing Activities:
Ballast water treatment system installation	4	—	(27)	(4,238)
Net cash used in Investing Activities		$—	$(27)	$(4,238)

Cash flows from Financing Activities:
Repurchase of common units, purchase costs	8	(7)	—	—
Repurchase of common units		(1,315)	(247)	—
Distributions declared and paid	8	(16,893)	(14,781)	(11,563)
Proceeds from other financial liabilities	5	—	344,975	—
Repayment of long-term debt and other financial liabilities	5	(44,167)	(442,726)	(79,270)
Redemption of Series B Preferred Units	8	(55,000)	—	—
Receipt of derivative instruments	11	—	17,521	24,564
Payment of deferred finance fees		—	(2,469)	—
Net cash used in Financing Activities		$(117,382)	$(97,727)	$(66,269)

Net decrease in cash and cash equivalents		(27,117)	(5,596)	(6,116)
Cash and cash equivalents at beginning of the year		68,156	73,752	79,868
Cash and cash equivalents at end of the year		$41,039	$68,156	$73,752
RECONCILIATION OF CASH AND CASH EQUIVALENTS
Cash and cash equivalents		41,039	68,156	73,752
Cash and cash equivalents		$41,039	$68,156	$73,752
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest		$20,891	$30,242	$37,303

The accompanying notes are an integral part of these consolidated financial statements.

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

Due to the ongoing Russian war with Ukraine, the United States (“U.S.”), European Union (“E.U.”), the United Kingdom (the “U.K.”), and other countries and organizations have publicly announced and enacted extensive sanctions against Russia to impose severe economic pressure on the Russian economy and government.

On October 23, 2025, the E.U. adopted its 19th package of sanctions (“New E.U. Sanctions Regulations. The New E.U. Sanctions Regulations prohibit E.U. persons and non-E.U. persons with an E.U.-nexus from purchasing, importing, or transferring, directly or indirectly, LNG originating in or exported from Russia to any jurisdiction, whether inside or outside the E.U. The New E.U. Sanctions Regulations will apply beginning January 1, 2027 with respect to existing long-term contracts with a duration of more than one year. The Partnership is required to comply with the New E.U. Sanctions Regulations. One of the Partnership’s charterers, Yamal Trade Pte. Ltd. (“Yamal”), employs two of the Partnership’s vessels, the Yenisei River and Lena River, on existing long-term charters which extend to 2033 and 2034, respectively (the “Yamal Charters”). These vessels, since commencement of the Yamal Charters, have been engaged in the transportation of LNG produced in Russia for discharge at destinations worldwide in compliance with applicable sanctions regulations. However, under the New E.U. Sanctions Regulations, commencing January 1, 2027, these vessels will be restricted from transporting LNG from Russia which would affect Yamal’s ability to continue to employ the vessels in the same manner.

The Partnership earned in the year ended as of December 31, 2025, 35% (2024: 34%) of its revenues from Yamal. The Partnership and Yamal are evaluating the potential impact of the New E.U. Sanctions Regulations on the operation of the vessels under the Yamal Charters. The Partnership believes the Yamal Charters remain enforceable notwithstanding the New E.U. Sanctions Regulations, however there can be no assurance that Yamal will share this interpretation, and any disagreement could result in disputes, nonperformance, litigation, or early termination of the Yamal Charters, among other things. The loss of revenue under either or both of the Yamal Charters would have a material adverse effect on the Partnership’s business, results of operations, financial condition and ability to make distributions to its unitholders, and could result in an event of default under its debt agreements.

Applicable U.S., U.K. and E.U. sanctions regimes that are in effect as of today’s date do not materially affect the Partnership’s business, operations or financial condition and, to its knowledge, its counterparties are currently performing their obligations under their respective time charters in compliance with such sanctions regulations. The Partnership closely monitors the applicability of sanctions regulations on it and its counterparties, and the potential impact of economic sanctions on the Partnership’s existing commercial arrangements, including the Yamal Charters. The full impact of the commercial and economic consequences of the Russian war with Ukraine is uncertain at this time. The New E.U. Sanctions Regulations or any further development in sanctions, or escalation of the Ukraine war and other geopolitical events and conflicts more generally may have a material adverse impact on the Partnership’s business, financial condition, results of operations, its ability to make distributions to unitholders, or the Partnership’s ability to comply with the covenants in its debt agreements. Sanctions have been expanded over time and may continue to evolve and could ultimately restrict or prevent the performance of certain contractual obligations under the Partnership’s charters.

As of December 31, 2025, the Partnership reported cash and cash equivalents of $41.0 million and had a working capital deficit of $29.5 million, which is mainly due to the current portion of its other financial liabilities and from the redemption of Series B Preferred Units. The Partnership believes that current sources of funds and those that the Partnership anticipates to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of its Fleet, and to meet the Partnership’s normal working capital requirements, service principal and interest of debt and other financial liabilities, and make at least the required distributions on Series A Preferred Units in accordance with the Partnership’s Agreement. Accordingly, the Partnership continues to adopt the going concern basis in preparing its financial statements.

1.Basis of Presentation and General Information (continued):

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of December 31, 2025:

Vessel Owning Subsidiaries:

	Country of incorporation/		Delivery date	Delivery date to	Cbm
Company Name	formation	Vessel Name	from shipyard	Partnership	Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy (1)	March 2007	October 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River (1)	July 2007	October 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River (1)	January 2008	October 2013	149,700
Noteworthy Shipping Limited (“Noteworthy”), (formerly known as Fareastern Shipping Limited)	Malta	Arctic Aurora (1)	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

(1)The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the lease term (see Note 5).

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”)	Marshall Islands	Holding company that owns all of the outstanding shares of Dynagas LNG Carriers Ltd. (“Dynagas LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited liability company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding shares of Dynagas Equity.
Dynagas Finance Inc.	Marshall Islands

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

2.Significant Accounting Policies and Recent Accounting Pronouncements:

As of December 31, 2025, the Partnership’s Sponsor owned 42.9% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

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

The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Partnership evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of the years ended December 31, 2025, 2024 and 2023, no such interests existed.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, management evaluates the estimates and judgments, including those related to impairment indicators assessment and expected future cash flows from long-lived assets to support impairment tests. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
(c)	Other Comprehensive Income: The Partnership follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and accordingly, for the years ended December 31, 2025, 2024 and 2023, comprehensive income equaled net income.
(d)	Foreign Currency Translation: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets and therefore, the Partnership primarily transacts business in U.S. Dollars. The Partnership’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of such transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars using the balance sheet date exchange rates. Resulting gains or losses are included in “Other, net” in the accompanying consolidated statements of income.
(e)	Cash and Cash Equivalents: The Partnership considers highly liquid investments, such as time deposits with an original maturity of three months or less, to be cash equivalents.

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(f)	Trade Accounts Receivable: The amount shown as trade accounts receivable at each balance sheet date, mainly includes receivables from charterers for hire from lease agreements, net of any provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in dispute. Operating lease receivables under ASC 842 are not in scope of ASC 326 for assessment of credit loss. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. Provision for doubtful accounts as of December 31, 2025 and 2024, was nil.
(g)	Inventories: Inventories consist of lubricants which are stated at the lower of cost or net realizable value. Cost is determined by the first in, first out method. Inventories may also consist of bunkers during periods when vessels are unemployed or under voyage charters and spares in warehouses, in which case, they are also stated at the lower of cost or net realizable value and cost is still determined by the first in, first out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.
(h)	Insurance Claims: The Partnership records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time when (i) the Partnership’s vessels suffer insured damages or at the time when crew medical expenses are incurred, (ii) recovery is probable under the related insurance policies, (iii) the Partnership can estimate the amount of such recovery following submission of the insurance claim and (iv) provided that the claim is not subject to litigation. For the years ended December 31, 2025 and 2024, the Partnership recognized insurance claim proceeds of $5,190 and $1,492, respectively, related to damages incurred in prior years. These amounts are presented in Other income in the Consolidated Statements of Income. The Partnership assesses its insurance claim balances for credit losses in accordance with ASC 326. No allowance was recorded on insurance claims as of December 31, 2025 and 2024.
(i)	Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, capitalized interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when such expenditures appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership’s vessels is depreciated beginning from the time when the vessel is ready for her intended use, on a straight-line basis, to the time that the vessel reaches the end of its economic useful life, after considering the estimated residual value of the vessel which is based on its lightweight tonnage times an estimated scrap rate. The Partnership currently uses a scrap rate estimate of $0.500 per lightweight ton per LNG carrier. Management estimates that the useful life of each of the Partnership’s vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, such vessel’s remaining useful life is adjusted as of the date such regulations are adopted.

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(j)	Impairment of Long-Lived Assets: The Partnership follows ASC 360-10-40 “Impairment or Disposals of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances, such as business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. When such indications are present, the Partnership determines undiscounted projected net operating cash flows for each vessel and compares the result to the vessel’s carrying value. The fair values of the assets are determined as defined in ASC 820, “Fair value measurements and disclosures” based on management’s estimates, assumptions, use of available market data, use of third - party valuations and other market observable data. In developing estimates of future cash flows, the Partnership must make assumptions about future charter rates, vessel operating expenses, fleet utilization and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations.

The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and by estimating charter rates for the unfixed days over the estimated remaining economic life of each vessel. The estimate of the daily time charter equivalent for the unfixed days is based on a combination of the average of the trailing 10-year historical charter rates adjusted for expected off-hires due to scheduled vessel maintenance and estimated unexpected breakdown off-hires. These estimated time charter rates reflect the Partnership’s chartering strategy, vessel operating history and at least one full shipping cycle. Expected outflows for scheduled vessel maintenance and vessel operating expenses are based on the Partnership’s budget by using historical data, which is adjusted annually with the assumption of the average annual inflation rate prevailing at the time of the impairment test. In developing the estimate for the effective fleet utilization, the Partnership takes into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys) and each vessel’s loss of hire resulting from repositioning or other conditions.

In developing estimates for the remaining estimated useful lives of the current fleet and scrap values, the Partnership utilizes methods, which are identical to those employed as part of the Partnership’s depreciation policy. As of December 31, 2025, there were indications that the carrying amounts of five of the Partnership’s vessels may not be recoverable, and accordingly, an impairment analysis was performed. The undiscounted cash flows expected to be generated by these vessels exceeded their carrying value. As a result, the Partnership incurred no impairment loss as of December 31, 2025. As of December 31, 2024, there were no indications that the carrying amounts of the vessels in our Fleet may not be recoverable. Thus, no impairment analysis was performed. As of December 31, 2023, there were indications that the carrying amounts of two of the Partnership’s vessels may not be recoverable, and accordingly, an impairment analysis was performed. The undiscounted cash flows expected to be generated by these vessels exceeded their carrying value. As a result, the Partnership incurred no impairment loss as of December 31, 2023.

(k)	Accounting for Special Survey and Dry-Docking Costs: The Partnership follows the direct expense method of accounting for dry-docking and special survey costs, in which case, such costs are expensed in the period incurred. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life. For vessels that are fifteen years or older, dry - docking takes place every three years as required by classification societies, or, subject to special considerations, an “in water survey in lieu of dry - dock” can take place between the two special surveys. Costs relating to routine repairs and maintenance are also expensed in the period they are incurred.
(l)	Financing Costs: “Interest – Imputation of Interest”, costs associated with long-term debt, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender’s behalf in connection with debt financing or refinancing, or any unamortized portion thereof, are presented by the Partnership as a reduction of long-term debt. Such fees are deferred and amortized to interest and finance costs during the life of the related debt instrument using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishments are expensed as interest and finance costs in the period the repayment or extinguishment is made and included in the determination of gain or loss on debt extinguishment. Loan commitment fees are expensed as incurred.

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(m)  Concentration of Credit Risk: Financial instruments, which may potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of each of its charterer’s financial condition and generally does not require collateral for its trade accounts receivable. The Partnership is exposed to credit risk in the event of non-performance by the counterparty to the derivative instrument; however, the Partnership limits its exposure by entering into transactions with counterparties with high credit ratings.

During the years ended December 31, 2025, 2024 and 2023, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:

Charterer	2025	2024	2023
A	40%	39%	41%
B	35%	34%	43%
C	25%	27%	16%
Total	100%	100%	100%

The maximum aggregate amount of loss due to credit risk, that the Partnership would have incurred if the aforementioned charterers failed completely to perform according to the terms of their respective charter parties, amounted to $478 and $1,201 as of December 31, 2025 and 2024, respectively.

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

In case that a change in the terms and conditions of a time charter agreement results in a change in the scope of or the consideration for a lease (for example, a change to the terms and conditions of the contract that adds or terminates the right to use one or more vessels or extends or shortens the contractual lease term), the lease is considered modified. The Partnership assesses whether the lease modification should be accounted as a separate contract or not based as per ASC 842-10-25-8. Specifically, the Partnership accounts for a modification to a lease as a separate contract when both of the following conditions are present:

(a)   The modification grants the charterer an additional right of use not included in the original lease (for example, the right to use an additional asset);

(b)   The lease payments increase commensurate with the standalone price for the additional right of use, adjusted for the circumstances of the particular time charter agreement.

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

Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date. Apart from the agreed hire rate, the owner may be entitled to an additional income, such as ballast bonus, which is considered as reimbursement of owner’s expenses and is recognized together with the lease component over the duration of the charter. During all years ended December 31, 2025, 2024 and 2023, the amortization of the ballast bonus was $0.2 million. As of December 31, 2025 and 2024 the total unamortized balance of such ballast bonus was $46 and $234, respectively, and is presented in Deferred revenue current and non - current in the Consolidated Balance Sheets.

The Partnership has made an accounting policy election to recognize the related ballast costs, mainly consisting of bunkers, incurred over the period between the charter party date or the prior redelivery date (whichever is latest) and the delivery date to the charterer, as contract fulfilment costs in accordance with ASC 340-40 and amortized over the charter period. During all years ended December 31, 2025, 2024 and 2023, the amortization of the contract fulfilment costs was $0.2 million. As of December 31, 2025 and 2024 the total unamortized balance of such contract fulfilment costs was $640 and $856, respectively, and is presented in Deferred charges current and non - current in the Consolidated Balance Sheets. Voyage expenses, primarily consist of commissions, which are paid by the Partnership as well as port, canal and bunker expenses that are unique to a particular charter and which are paid by the charterer under the time charter arrangements or by the Partnership during periods of off-hire.

Revenues from contracts with customers include compensation from the charterer for services regarding the special survey of the vessels, as per the terms of the charter party agreement and are recognized in accordance with ASC 606, as the performance obligation is satisfied. During the year ended December 31, 2023, revenues from contracts with customers were 11,602.

(o)	Repairs and Maintenance: All repair and maintenance expenses including underwater inspection costs are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.
(p)	Earnings Per Unit: As of December 31, 2025, the Partnership’s capital structure consisted of common units, one class of preferred units and a general partner interest. The incentive distribution rights are a separate class of non-voting interests that are currently held by the Partnership’s General Partner but, subject to certain restrictions, may be transferred or sold apart from the General Partner’s interest. The Partnership calculates basic earnings/ (loss) per each class of units by allocating period distributed and undistributed earnings/ (losses) to the General Partner, limited partners and incentive distribution rights holders using the two-class method and in accordance with the Partnership’s Fourth Amended and Restated Limited Partnership Agreement dated October 23, 2018 (the “Limited Partnership Agreement”). Basic earnings/ (losses) per common unit are computed by allocating distributed and undistributed net income/ (losses) available to common unitholders, after subtracting the interest on the Partnership’s net income/ (loss) of all classes of preferred unitholders, and the General Partner by the weighted average number of common units outstanding during the year. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement. Where distributions relating to the period are in excess of earnings, the surplus is also allocated according to the cash distribution model. Diluted earnings per common unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2025.

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(q)	Segment Reporting: The Partnership’s vessel operations segment derives revenues from charterers under time charter agreements of its LNG vessels. The accounting policies of the vessel operations segment are the same as the Partnership’s accounting policies. The Partnership’s chief operating decision maker, or CODM, is the Chief Executive Officer. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Partnership as a whole and not on the basis of each vessel or charters. In addition, Partnership’s vessels regularly move between countries in international waters over many trade routes, it is neither practical nor meaningful to assign revenues or earnings from the transportation of international LNG by geographic area. As a result, the Partnership has determined that it has a single reportable segment.

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

For the year ended December 31, 2025, we derived our operating revenues from three charterers, each of whom, accounted for 40%, 35%, and 25% of our total revenues. For the year ended December 31, 2024, we derived our operating revenues from three charterers, each of whom, accounted for 39%, 34%, and 27% of our total revenues.

(r)	Fair Value Measurements: The Partnership follows ASC 820, “Fair Value Measurements and Disclosures”, which defines and provides guidance for the measurement of fair value. This guidance creates a fair value hierarchy of measurement and indicates that, when possible, fair value is the price that would be received in the sale of an asset or the price that would be paid in the transfer of a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable data that are not corroborated by market data (Level 3). For example, the reporting entity’s own data has a Level 3 priority because it is not or not yet observable or corroborated by market data. Observable market based inputs or unobservable inputs that are corroborated by market data are classified under Level 2 of the fair value hierarchy. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.
(s)	Commitments and Contingencies: Commitments are recognized when the Partnership has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will likely be required to satisfy such obligation and a reliable estimate of the amount of such obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless there is a remote possibility of an outflow of resources embodying economic benefits. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable (Note 7).

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(t)	Accounting for Financial Instruments: The principal financial assets of the Partnership consist of cash and cash equivalents, amounts due from related parties, other receivable, non-current trade accounts receivable. The principal financial liabilities of the Partnership consist of trade payables, accrued liabilities, long-term other financial liabilities and amounts due to related parties. The Partnership may also consider, from time to time, entering into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Derivative financial instruments are generally used to manage risk related to fluctuations of interest rates. ASC 815, “Derivatives and Hedging”, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 6). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met. At the inception of a hedge relationship, the Partnership formally designates and documents the hedge relationship with respect to hedge accounting, the risk management objective and the strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is the mitigation of risk exposure resulting from variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives is recorded in “Accumulated Other Comprehensive Income/ (Loss)” and subsequently recognized in earnings when the hedged items impact earnings.
(u)	Derivative Financial Instruments: The Partnership may enter into an interest rate swap contract to manage its exposure to fluctuations of interest rate risks associated with its loan facility. The Partnership evaluates its interest rate swap arrangements to determine whether the criteria for hedge accounting under ASC 815 are met. Interest rate swaps that are not designated as hedging instruments or do not qualify for hedge accounting are treated as economic hedges. As a result, interest paid or received under the respective undesignated swap agreements is recognized in Gain on derivative financial instrument (Note 11). The undesignated interest rate swaps are recognized in the consolidated financial statements at their fair values, and the gain or loss from changes in the fair values is reported in earnings in the period in which those fair value changes occur in Gain on derivative financial instrument and any related cash settlements are classified under financing activities in the statement of cash flows.
(v)	Going concern: The Partnership’s policy is in accordance with ASC 205-40, “Presentation of Financial Statements-Going Concern”. ASC 205-40 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about an entity’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued.
(w)	Sale and Leaseback Transactions: In accordance with ASC 842, the Partnership, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. If the transfer of the asset meets the criteria of sale, the Partnership, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Partnership does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(x)	European Union’s Emissions Trading System: Commencing January 1, 2024, the European Union’s Emissions Trading System (“E.U. ETS”) was extended to cover Carbon dioxide (“CO2”) emissions from ships over 5,000 gross tons entering E.U. ports. The E.U. ETS covers (a) 50% of emissions from voyages either starting in or ending in an E.U. port, and (b) 100% of emissions from voyages between two E.U. ports or emissions generated while a ship is within an E.U. port. Shipping companies will have to surrender E.U. ETS emissions allowances (“EUA”) for each ton of reported CO2 emissions in the scope of the E.U. ETS. There is a phase-in period for the regulations, as allowances will have to be submitted for 40% of 2024 emissions, 70% of 2025 emissions and 100% of emissions for 2026 and subsequent years. Beginning in 2026, the scope of the E.U. ETS will also be expanded to include Methane (“CH4”) and Nitrus oxide (“N2O”).

The value of the EUAs to be provided to the Partnership under the terms of its agreements with the charterers of its vessels is included in Voyage revenues in the Consolidated Statements of Income. The value of the EUA obligations incurred by the Partnership under the E.U. ETS is included in Voyage expenses in the Consolidated Statements of Income. The EUAs and corresponding obligations are measured at the estimated cost of purchasing the credits from the EUA market, based on the date of completing a voyage. Unfunded EUAs obligations are revalued based upon a market approach utilizing prices published on an EUA market index. For the years ended December 31, 2025 and 2024, the Partnership recorded EUAs amounting to $3,846 and $3,071, respectively, under Voyage revenues, and an equal amount under Voyage expenses.

EUAs held by the Partnership and receivable from the charterers are intended to be used to settle its EUA obligations and are accounted within Prepayments and other assets. EUAs relating to 2025 emissions are required to be surrendered to the E.U. authorities in September 2026. This obligation is presented within Accrued liabilities if settlement to the E.U. is due within twelve months of the reporting date, and within Other non-current liabilities if settlement is due after twelve months of the reporting date. As of December 31, 2025, the Partnership presented EUAs amounting to $3,846, under Prepayments and other assets, and an equal amount under Accrued liabilities.

(y)	Repurchase and Retirement of Partnership’s Common Units: All Partnership’s common shares repurchased are immediately cancelled and retired, and the Partnership’s share capital is accordingly reduced. The excess of the cost of the common shares over their par value is allocated in additional paid-in capital.
(z)	Redemption of Partnership’s Preferred Units: The Partnership’s redeemable preferred units are evaluated under ASC 480, Distinguishing Liabilities from Equity to determine their appropriate classification as equity or liabilities.

Redeemable preferred units that become mandatorily redeemable financial instruments due to the exercise of a redemption option that is legally enforceable and non-cancellable are reclassified from equity to liabilities on the date such redemption becomes effective. Upon reclassification, the redeemable preferred units are measured at fair value, which becomes their initial carrying amount as a financial liability.

Any difference between the carrying value of the redeemable preferred units immediately prior to reclassification and their fair value upon reclassification is recognized as a deemed dividend to common unitholders, resulting in a reduction of common unitholders’ equity, in accordance with ASC 260-10-S99-2, and is reflected in the calculation of earnings per unit. Subsequent to reclassification, mandatorily redeemable preferred units are measured at amortized cost until settlement.

Distributions accrued on redeemable preferred units prior to the date on which the redemption becomes legally enforceable are recognized as dividends within equity. Distributions accrued after such date are no longer considered equity dividends and are instead recognized as interest expense in the consolidated statements of income, in accordance with ASC 835-30, Interest.

Accrued but unpaid distributions associated with redeemable preferred units are included in the carrying amount of the related liability and are presented within current liabilities in the consolidated balance sheets.

2.Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Recent Accounting Pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Partnership is currently assessing the impact this standard will have on its consolidated financial statements.

In July 2025, the FASB issued ASU ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Partnership is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, to clarify and enhance hedge accounting guidance, targeting improved alignment with risk management practices and addressing issues from global reference rate reform. At this stage, the Partnership has not yet determined the expected impact of adopting ASU 2025-09 on its financial position, results of operations, cash flows, or related disclosures. The Partnership is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”. The standard is intended to make technical corrections, clarifications, and minor updates across various Topics in GAAP to improve clarity and application without significant changes to current practices. The amendments affect all reporting entities within the scope of the guidance and cover areas such as earnings per share, leases, investments, and income taxes. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within those annual reporting periods. Early adoption is permitted with optional prospective or retrospective application on an-issue-by issue basis. The Partnership evaluated the impact of this ASU on its financial statements and determined that there is no effect on its consolidated financial statements.

3.Transactions with related parties:

During the years ended December 31, 2025, 2024 and 2023, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying consolidated statements of income:

	Years ended December 31,
	2025	2024	2023
Included in voyage expenses – related party
Charter hire commissions (a)	$1,935	$1,983	$1,860
Included in general and administrative expenses - related party
Executive services fee (c)	$603	$583	$581
Administrative services fee (d)	$120	$120	$120
Management fees-related party
Management fees (a)	$6,778	$6,599	$6,389

As of December 31, 2025, and December 31, 2024, balances with related parties consisted of the following:

	Year ended December 31,
	2025	2024
Assets:
Working capital advances granted to the Manager (a)	$1,685	$1,189
Other Partnership expenses due from Manager	190	—
Security deposits to Manager (a)	$1,350	$1,350
Total assets due from related party	$3,235	$2,539

Liabilities:
Administrative service charges due to Manager (d)	$—	$30
Other Partnership expenses due to Manager	$—	$669
Total liabilities due to related party, current	$—	$699

a) Dynagas Ltd.

On March 3, 2021, the Partnership entered into a new master management agreement (the “Master Agreement”) with Dynagas Ltd. (the “Manager”), which includes a standard set of terms for technical and commercial management services applicable to our vessels (the “Management Agreements”), and which amended and superseded the agreements previously in place. Commencing January 1, 2021, management fees payable were $2.8 per day per vessel. Beginning on the first calendar year after the commencement of Master Agreement and each calendar year thereafter, these fees were, and will be, adjusted upwards by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services. The amount of such further-increase is to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership’s Conflicts Committee. Under the terms of the Master Agreement, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses and general and administrative expenses that are not covered by the management fees.

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

3.Transactions with related parties (continued):

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

During the years ended December 31, 2025, 2024 and 2023, each vessel was charged a daily management fee of $3.1, $3.0 and $2.9, respectively. During the years ended December 31, 2025, 2024 and 2023, management fees under the Master Agreement amounted to $6,778, $6,599 and $6,389 respectively, and are separately reflected in the accompanying consolidated statements of income.

The Master Agreement also provides for a commission of 1.25% over charter-hire agreements arranged by the Manager. During the years ended December 31, 2025, 2024 and 2023, charter hire commissions under the Management Agreements amounted to $1,935, $1,983 and $1,860, respectively, and are included in Voyage expenses-related party in the accompanying consolidated statements of income.

The Master Agreement and the previous Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Master Agreement prior to its ten year term, by any reason other than Manager’s default, the advance is not refundable. Such advances as of December 31, 2025 and 2024, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of December 31, 2025 and 2024, an amount of $1,685 and $1,189, respectively, was due from the Manager in relation to these operating expenses respectively.

(b) Omnibus Agreement

At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, as amended and as currently in effect. The amended Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership’s option to acquire the Optional Vessels (as defined in the Omnibus Agreement), (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and (iv) the Sponsor’s provisions of certain indemnities in favor of the Partnership. The purchase option periods with regards to the Optional Vessels that were not exercised have expired unexercised.

(c) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538,000 per annum (or $583 on the basis of an annual average Euro/US Dollar exchange rate of €1.0000/$1.1209 as of December 31, 2025), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the years ended December 31, 2025, 2024 and 2023, executive service fees amounted to $603, $583 and $581, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of income.

(d) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by its Manager. During the years ended December 31, 2025, 2024 and 2023, administrative service fees amounted to $120 for each year and are included in general and administrative expenses – related party in the accompanying consolidated statements of income.

4.Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2022	$1,171,630	$(346,525)	$825,105
Additions	4,204	—	4,204
Depreciation	—	(31,946)	(31,946)
Balance December 31, 2023	$1,175,834	$(378,471)	$797,363
Depreciation	—	(32,151)	(32,151)
Balance December 31, 2024	$1,175,834	$(410,622)	$765,212
Depreciation	—	(32,064)	(32,064)
Balance December 31, 2025	$1,175,834	$(442,686)	$733,148

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

5.Other Financial Liabilities:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Year Ended December 31,
Debt instruments	2025	2024
Long-term other financial liabilities	278,724	322,891
Total other financial liabilities	$278,724	$322,891
Less deferred financing fees	(1,651)	(2,174)
Total other financial liabilities, net of deferred financing fees	$277,073	$320,717
Less current portion, net of deferred financing fees	$(43,710)	$(43,644)
Long-term other financial liabilities, net of current portion and deferred financing fees	$233,363	$277,073

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

Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Partnership and the Four Vessels will continue to be recorded as assets on the Partnership’s balance sheet. The Partnership is required to maintain at all times a value maintenance ratio of at least 120% of the charterhire principal. The charterhire principal amortizes in 20 consecutive quarterly installments paid in arrears for the OB River, the Clean Energy and the Amur River and 40 consecutive quarterly installments paid in arrears for the Arctic Aurora. The total charterhire principal as of December 31, 2025 was $278,724.

5.Other Financial Liabilities (continued):

As of December 31, 2025, the Partnership was in compliance with all financial covenants and non-financial covenants prescribed in CDBL Sale and Leaseback agreements. The annual principal payments for the Partnership’s outstanding Lease Financing as at December 31, 2025, required to be made after the balance sheet date were as follows:

Year ending December 31,	Amount
2026	44,167
2027	44,167
2028	44,167
2029	67,918
2030 and thereafter	78,305
Total long-term other financial liabilities	$278,724

The weighted average interest rate on the Partnership’s long-term debt and other financial liabilities for the years ended December 31, 2025, 2024 and 2023, was 6.43%, 7.86% and 8.07%, respectively.

Total interest incurred on long-term debt and other financial liabilities for the years ended December 31, 2025, 2024 and 2023, amounted to $19,925, $30,040 and $37,387, respectively, and is included in Interest and finance costs (Note 10) in the accompanying consolidated statements of income.

6.Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents, trade accounts receivable, amounts due from related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of the non-current portion of the amounts due from related parties and other receivables, non-current, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital of 6.46%, is $988 as of December 31, 2025, compared to their carrying value of $1,350 as of the same date.
●	Long-term other financial liabilities: The CDBL Sale and Leaseback discussed in Note 5 has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as SOFR rates are observable at commonly quoted intervals for the full terms of the financial liabilities. The fair value of the CDBL Sale and Leaseback approximates its recorded value, due to its variable interest rates.

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

As at December 31, 2025, two of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates.

Specifically, as at December 31, 2025 under two of its time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment and in such case the Partnership may not receive the contracted revenues thereunder.

The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.

The Partnership’s maturity analysis of future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of December 31, 2025, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

Year ending December 31,	Amount
2026	145,269
2027	144,252
2028	93,247
2029	73,037
2030 and thereafter	284,345
Total	$740,150

(b)	Legal Proceedings:

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

a)	For the commercial services provided under the Master Agreement, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $9,252.
b)	Management fees for the period from January 1, 2026 to the date of the expiration of the agreements on December 31, 2030, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to amount to $37,087.

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

As of December 31, 2025, the Partnership had 36,382,011 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units and 35,526 general partner units issued and outstanding.

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

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No Series A Preferred Units were redeemed as of December 31, 2025 and 2024.

Distributions on the Series B Preferred Units were cumulative from the date of original issue and were payable quarterly on February 22, May 22, August 22 and November 22, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Furthermore, distributions on the Series B Preferred Units were payable (i) from and including the original issue date to, but excluding, November 22, 2023 at a fixed rate equal to 8.75% per annum of the stated liquidation preference per unit and (ii) from and including November 22, 2023 at a floating rate equal to the Term Secured Overnight Financing Rate for the applicable three month tenor published by the Chicago Mercantile Exchange plus the Credit Adjusted Three-Month CME Term SOFR plus a spread of 5.593% per annum of the stated liquidation preference per unit.

The Series B Preferred Units were redeemable, in whole or in part, at any time on or after November 22, 2023, at the Partnership’s option, out of amounts available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. As of December 31, 2025 the Series B Preferred Units were redeemed in full.

The Series A Preferred Units represent perpetual equity interests in the Partnership and, unlike the Partnership’s indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank pari passu with the Series B Preferred Units (of which none are outstanding as of the date of issuance of the financial statements to which these notes relate). Both the Series A Preferred Units and the Senior B Preferred Units (of which none are outstanding as of the date of issuance of the financial statements to which these notes relate) rank senior to the Partnership’s common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units and the Series B Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units and the Series B Preferred Units as to payment of distributions. The Series A Preferred Units and the Series B Preferred Units are rank junior to all of the Partnership’s existing and future indebtedness. The interests of the holders of Series A Preferred Units or Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred units or Series B Preferred Units, and by other transactions.

8.Partners’ Equity (continued):

Common units repurchase program:

On November 21, 2024, the Partnership’s Board of Directors authorized a Common Unit Repurchase Program (the “2024 Common Unit Repurchase Program”), which authorized the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over 12 months And expired on November 21, 2025. During the years ended December 31, 2025 and 2024, the Partnership repurchased 365,118 common units and 55,118 common units for a total amount of $1,322 and $247, respectively, under the 2024 Common Unit Repurchase Program.

On November 24, 2025, the Partnership’s Board of Directors authorized a new Common Unit Repurchase Program (the “2025 Common Unit Repurchase Program”), which authorizes the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the following 12 months. The 2025 Common Unit Repurchase Program replaced the 2024 Common Unit Repurchase Program, which expired on November 21, 2025. Repurchases of common units under the 2025 Common Unit Repurchase Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended. The amount and timing of any repurchases made under the 2025 Common Unit Repurchase Program will be in the sole discretion of the Partnership’s management team, and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the common units. The 2025 Common Unit Repurchase Program does not obligate the Partnership to repurchase any dollar amount or number of common units and the 2025 Common Unit Repurchase Program may be suspended or discontinued at any time at the Partnership’s discretion. During the year ended December 31, 2025, the Partnership did not repurchase any units as part of the 2025 Common Unit Repurchase Program.

Full Redemption of Series B Preferred Units

On May 27, 2025, the Partnership issued, a notice of full redemption to the holders of its 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units (NYSE:DLNG PRB) (CUSIP No. Y2188B124) (the “Series B Preferred Units”), notifying such holders that the Partnership has elected to exercise its option to redeem all of the issued and outstanding Series B Preferred Units on July 25, 2025 (the “Redemption Date” and such redemption, the “Redemption”).

On July 25, 2025 the Partnership redeemed all of the issued and outstanding Series B Preferred Units. The redemption price was equal to $25.00 per redeemed Series B Preferred Unit, plus $0.45258267, an amount equal to all accumulated and unpaid distributions thereon to the Redemption Date, whether or not declared, which was paid in cash on the Redemption Date.

According to the terms of issuance, this redemption option became effective on May 27, 2025, and upon exercise, the redemption became legally enforceable and non-cancellable. Under ASC 480, the Series B Preferred Units meet the definition of a mandatorily redeemable financial instrument, as of May 27, 2025, and as such the Partnership reclassified an amount equal to the fair value of the Series B Preferred Units, which was $55,528, from equity to current liabilities. The fair value was determined through Level 1 inputs, based on the traded price of the Series B Preferred Units as of May 27, 2025. Pursuant to ASC 260-10-S99-2, the difference between the carrying value of the redeemed Series B Preferred Units and their fair value, netted off by the difference between the fair value and the redemption price, amounting to $1,503, in total, was recognized as a reduction of Common unitholders’ equity as a deemed dividend, and has been considered in the calculation of Earning per unit (Note 9). The Series B Preferred Units were subsequently measured at amortized cost.

Distributions accrued from May 22, 2025 to May 27, 2025 amounting to $93.0 were recorded as dividends within equity. Distributions accrued after May 27, 2025, no longer represented equity dividends but rather interest expense associated with the financial liability (ASC 835-30). The dividends from May 27, 2025 up to July 25, 2025, amounting to $902.3, were recognized as interest expense (Note 10).

Common unit distributions:

On February 6, 2025, the Board of Directors approved a quarterly cash distribution, for the quarter ended December 31, 2024, of $0.049 per common unit, which was paid on February 27, 2025, to all unitholders of record as of February 24, 2025.

On May 7, 2025, the Board of Directors approved a quarterly cash distribution, for the quarter ended March 31, 2025, of $0.049 per common unit, which was paid on May 23, 2025, to all unitholders of record as of May 19, 2025.

8.Partners’ Equity (continued):

On August 7, 2025, the Board of Directors approved a quarterly cash distribution, for the quarter ended June 30, 2025, of $0.049 per common unit, which was paid on August 29, 2025, to all unitholders of record as of August 25, 2025.

On October 29, 2025, the Board of Directors approved a quarterly cash distribution, for the quarter ended September 30, 2025, of $0.050 per common unit, which was paid on November 14, 2025, to all unitholders of record as of November 10, 2025.

Series A Preferred unit distributions:

On January 21, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2024 to February 11, 2025. The cash distribution was paid on February 12, 2025, to all Series A preferred unitholders of record as of February 5, 2025.

On April 22, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2025 to May 11, 2025. The cash distribution was paid on May 12, 2025, to all Series A preferred unitholders of record as of May 5, 2025.

On July 23, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2025 to August 11, 2025. The cash distribution was paid on August 12, 2025, to all Series A preferred unitholders of record as of August 5, 2025.

On October 22, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from August 12, 2025 to November 11, 2025. The cash distribution was paid on November 12, 2025, to all Series A preferred unitholders of record as of November 4, 2025.

Series B Preferred unit distributions:

On February 4, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.677286319 per unit on its Series B Preferred Units for the period from November 22, 2024 to February 23, 2025. The cash distribution was paid on February 24, 2025, to all Series B Preferred unitholders of record as of February 14, 2025.

On April 28, 2025, the Partnership’s Board of Directors declared a cash distribution of $0.614808 per unit on its Series B Preferred Units for the period from February 24, 2025 to May 22, 2025. The cash distribution was paid on May 22, 2025, to all Series B Preferred unitholders of record as of May 15, 2025.

General Partner Distributions:

During the years ended December 31, 2025 and 2024, the Board of Directors approved a quarterly cash distribution to its General Partner and holder of the incentive distribution rights in the Partnership, of an amount of $7 and $2, respectively.

9.Earnings per Unit:

The Partnership calculates earnings per unit by allocating distributed and undistributed net income for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned.

Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the years ended December 31, 2025, 2024 and 2023.

9.Earnings per Unit (continued):

The calculations of the basic and diluted earnings per common unit are presented below:

	Year ended December 31,
	2025	2024	2023
Partnership’s Net income	$61,645	$51,591	$35,872
Less:
Net Income attributable to preferred unitholders	9,686	12,978	11,563
General Partner’s interest in Net Income	49	38	24
Deemed dividend on redeemable Series B Preferred Units (Note 8)	1,503	—	—
Net income attributable to common unitholders	$50,407	$38,575	$24,285
Weighted average number of common units outstanding, basic and diluted	36,557,558	36,799,490	36,802,247
Earnings per common unit, basic and diluted	$1.38	$1.05	$0.66

10.Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
	2025	2024	2023
Interest expense (Note 5)	$19,925	$30,040	$37,387
Amortization of deferred financing fees	523	1,022	1,667
Series B Preferred Units Interest (Note 8)	902	—	—
Other	—	114	156
Total	$21,350	$31,176	$39,210

11.Derivative financial instrument:

On May 7, 2020, the Partnership entered into a floating to fixed interest rate swap transaction with a leading international bank, for the purpose of managing its exposure to LIBOR variability that the Partnership had under the $675 Million Credit Facility. The swap transaction, which was effective from June 29, 2020, provided for a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of the Partnership’s debt outstanding under its $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The swap agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. On June 21, 2023 the Partnership signed an agreement with its counterparty for the replacement of the abovementioned fixed 3-month LIBOR rate with the fixed 3-month SOFR rate due to the discontinuation of the LIBOR. The swap agreement expired in September 2024.

For the years ended as of December 31, 2024 and 2023, the Partnership recognized a net gain on derivative financial instruments of $1.8 million and $5.3 million respectively, which is included in Gain on derivative financial instruments in the accompanying consolidated statements of income as presented in the table below.

The realized gain on non-hedging interest rate swaps included in Gain on derivative financial instrument which is presented in the Consolidated Statements of Income, amounted to a gain of $17.5 million and $24.6 million for the years ended December 31, 2024 and 2023, respectively.

11.Derivative financial instrument (continued):

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of the derivative instrument reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains on derivative positions reflected in the Consolidated Statements of Income.

Derivatives Instruments not designated as Hedging Instruments – Net effect on the Consolidated Statements of Income

	Net Realized and Unrealized
	Gain Recognized on Statement of	Amount
Derivative	Income Location	2025	2024	2023
Interest rate swap	Gain on derivative instruments	$—	$1,755	$5,267
Total		$—	$1,755	$5,267

12.Taxes:

Under the laws of the countries of the Partnership and its subsidiaries’ incorporation and / or vessels’ registration, the Partnership and its subsidiaries are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical manager of the Partnership’s vessels, Dynagas Ltd., an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf of the Partnership. These tonnage taxes for the years ended December 31, 2025, 2024 and 2023, amounted to $438, $366 and $432, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income.

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

The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2025, 2024 and 2023 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source shipping income, for 2025, 2024 and 2023, the Partnership would be subject to U.S. federal income tax of approximately $52, $258 and $10, respectively.

13.Subsequent Events:

(a)	Quarterly Series A Preferred unit cash distribution: On January 21, 2026, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2025 to February 11, 2026. The cash distribution was paid on February 12, 2026, to all Series A preferred unitholders of record as of February 5, 2026.
(b)	Quarterly Common unit cash distribution: On February 10, 2026, the Board of Directors approved a quarterly cash distribution, for the quarter ended December 31, 2025, of $0.050 per common unit, which was paid on February 27, 2026, to all unitholders of record as of February 23, 2026.